
04043768

OMB APPROVAL	
OMB Number: 3235-0327	
Expires: January 31, 2005	
Estimated response burden hours per response...0.10	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

✓ PROCESSED

SEP 27 2004

THOMSON
FINANCIAL

Bolivarian Republic of Venezuela	0000103198
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2003	1-5069
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 24 day of _September_, 2004.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: _____
Dr. Tobías Nóbrega Suárez
*Minister of Finance of the Bolivarian
Republic of Venezuela*

BOLIVARIAN REPUBLIC OF VENEZUELA

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2003 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the Annual Budget of the Bolivarian Republic of Venezuela as in effect for 2003.

EXHIBIT C

REPÚBLICA BOLIVARIANA DE VENEZUELA



LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2003

Disposiciones Generales

GACETA OFICIAL

DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

AÑO CXXX - MES III | Caracas, 19 de Diciembre de 2002 | N° 5.618 Extraordinario

SUMARIO

PRESIDENCIA DE LA REPÚBLICA

Ley de Presupuesto para el Ejercicio Fiscal 2003

ASAMBLEA NACIONAL

LA ASAMBLEA NACIONAL

En ejercicio de la atribución que le confiere el numeral 6 del artículo 187 de la Constitución de la República Bolivariana de Venezuela,

ACUERDA

La siguiente,

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2003

TITULO I

DISPOSICIONES GENERALES

CAPÍTULO I

Del Poder Nacional

Artículo 1. Los montos indicados en esta Ley para los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada organismo ordenador de pagos, constituyen para la República los límites máximos de las autorizaciones para causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas básicas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público, sin perjuicio de las atribuciones que, sobre control externo, la Constitución y las leyes confieren a los órganos de la función contralora.

La desagregación de los créditos del presupuesto de gastos indicados en esta Ley distribuidos por programas,

subprogramas, proyectos, partidas y obras, señalados a fines informativos para los organismos de la Administración Central, constituirán el límite máximo de las autorizaciones para gastar al Poder Legislativo, el Poder Judicial, a los órganos del Poder Ciudadano y al Poder Electoral.

Artículo 2. De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de pagos a que se refiere el artículo 51 de la misma Ley, enviarán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto se dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones para el primer trimestre del año, que se informarán a las citadas Oficinas durante los primeros treinta (30) días de iniciado el ejercicio presupuestario.

Artículo 3. El Ejecutivo Nacional, por órgano de la Oficina Nacional de Presupuesto, formalizará ante la Asamblea Nacional las solicitudes de traspaso de los créditos que le compete a ésta; igualmente, tramitará los créditos adicionales que aumenten el monto total del presupuesto de gastos de la República, con indicación del o los organismos afectados y las respectivas imputaciones presupuestarias.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital, deberán ser justificadas por el organismo solicitante ante la Oficina Nacional de Presupuesto, de acuerdo a las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso la Asamblea Nacional no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Presidente de la República en Consejo de Ministros, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4. Los traspasos de gastos corrientes para gastos de capital se tramitarán y aprobarán de acuerdo con el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario. En todo caso, serán publicados, por el órgano o ente de aprobación, en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo a las instrucciones establecidas por la Oficina Nacional de Presupuesto.

Los organismos ordenadores de compromisos y pagos de la República deberán enviar a la Asamblea Nacional, copia de las modificaciones presupuestarias aprobadas por éstos, en el mismo momento que se remita dicha información a la Oficina Nacional de Presupuesto.

El Jefe de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional durante los primeros cinco (5) días de cada mes, copia de los traspasos presupuestarios aprobados por él en el mes inmediato anterior.

Artículo 5. A los efectos de cumplir con lo dispuesto en los artículos 59, 127, 135 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos del Sector Público deberán participar los resultados de su ejecución presupuestaria a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoria Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten conjuntamente; esta última, deberá remitir dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, al Presidente de la República, un informe trimestral acumulado de la ejecución presupuestaria del Presupuesto de Gastos de los organismos de la Administración Central, que contenga el resumen a nivel nacional, resumen de cada ministerio, de los Programas y Partidas, comparándola con el Presupuesto, indicando lo comprometido, causado y pagado.

Los organismos del Sector Público remitirán, dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe trimestral acumulado de los resultados de su ejecución presupuestaria, comparándola con el Presupuesto.

Artículo 6. Los ministerios y demás organismos ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario, alquileres de edificios y locales, y pagos por condominio, se encuentren suscritos para el 31 de enero de 2003, emitiendo las órdenes de pago correspondientes. Estas órdenes de pago se emitirán de igual forma, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los órganos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones legales correspondientes.

Artículo 7. Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán cancelar las cotizaciones patronales, de conformidad con la ley que rija la materia, a través de una orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a cancelar. Los organismos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2003. La orden de pago deberá señalar el número de la cuenta corriente y nombre de la Institución Financiera, designada para depositar las referidas cotizaciones.

La Contraloría General de la República, aplicará las sanciones de ley a los directores y administradores de las referidas cotizaciones y a los funcionarios que corresponda en los organismos ordenadores de compromisos y pagos, que incumplan con los pagos y la elaboración de las conciliaciones a que se refiere este artículo.

Artículo 8. Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán cancelar al Fondo Especial de Jubilaciones a que se refiere el artículo 23 de la Ley del Estatuto Sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Empleados de la Administración Pública Nacional, de los Estados y de los Municipios, los aportes indicados en el artículo 2 del Reglamento de la Ley antes mencionada, a través de una orden de pago cuyo monto mensual será aquel que resulte de aplicar el porcentaje correspondiente a los cargos ocupados y señalados en la nómina al 31 de enero de 2003.

Al final de cada trimestre, los ministerios y demás organismos ordenadores de compromisos y pagos conciliarán el monto cancelado y el real. El organismo que resulte con saldo deudor, deberá cancelar su obligación dentro del mes siguiente al término del trimestre conciliado, en caso contrario exigirá el reintegro en el mismo lapso.

La Contraloría General de la República aplicará las sanciones de ley a los administradores del Fondo Especial de Jubilaciones y a los funcionarios que corresponda en los organismos ordenadores de compromisos y pagos que incumplan con los pagos y la elaboración de las conciliaciones a que se refiere este artículo.

Cada organismo ordenador de compromisos y pagos emitirá una orden de pago a favor del Fondo de Jubilaciones y Pensiones a que se refiere este artículo, con cargo a los recursos asignados en esta Ley de Presupuesto por aportes patronales al Fondo de Jubilaciones y Pensiones por Obreros, siguiendo el procedimiento previsto en este artículo para los empleados. El referido Fondo, con los recursos provenientes de los aportes y retenciones por obreros, mantendrá registros y cuentas separadas, pudiendo constituir los fideicomisos a que haya lugar.

Artículo 9. Todos los organismos del sector público encargados de la ejecución de los programas, proyectos y obras contempladas en la Ley Especial de Endeudamiento Anual, deberán presentar en el lapso de treinta (30) días siguientes al final de cada trimestre, a la Contraloría General de la República, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, Ministerio de Planificación y Desarrollo y a la Oficina Nacional de Presupuesto, un informe trimestral sobre la ejecución física y financiera de las inversiones correspondientes, incluyendo la justificación de las diferencias entre la ejecución programada y la realizada. La Oficina Nacional del Tesoro se abstendrá de tramitar las ordenes de pago por el incumplimiento de la presente norma.

Los responsables en los entes públicos que no remitan la información a que se refiere este artículo serán sancionados por la Contraloría General de la República, con la multa establecida en el artículo 127 de la Ley Orgánica de la Contraloría General de la República y el Sistema del Control Fiscal, sin perjuicio de la aplicación del artículo 131 de la misma Ley.

Artículo 10. Los ministerios y demás organismos ordenadores de compromisos y pagos a que se refiere el artículo 51 de la Ley Orgánica de la Administración Financiera del Sector Público, que tengan créditos autorizados mediante leyes de crédito público y requieran cancelar obligaciones con instrumentos financieros de la deuda pública, deberán incluir dentro de los requisitos para la ejecución de obras o adquisición de bienes y servicios, la aceptación por los contratistas o proveedores de la recepción de instrumentos financieros de la deuda pública como medio de cancelación de las obligaciones. Igualmente, dicha aceptación podrá ser solicitada a los contratistas o proveedores por el Jefe de la Oficina Nacional del Tesoro.

Artículo 11. Los créditos presupuestarios asignados a los ministerios y demás organismos ordenadores de compromisos y pagos destinados a la adquisición de divisas, compra de bienes y servicios en el exterior o pagos en el exterior, serán entregados por el Ministerio de Finanzas conforme al cronograma conjunto que elaborarán a tales efectos, la Oficina Nacional del Tesoro y el respectivo organismo ordenador de compromisos y pagos. Cada organismo ordenador de compromisos y pagos celebrará convenio de fideicomiso con el Banco de Desarrollo Económico y Social de Venezuela (BANDES), en el cual depositará las divisas adquiridas con estos recursos. En dichos convenios, se establecerá la programación de entrega de las divisas al respectivo fideicomitente. Si hay dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrá financiar con emisión de Letras del Tesoro, con vencimiento al 31 de diciembre del año 2003, de conformidad con lo establecido en el artículo 87 de la Ley Orgánica de la Administración Financiera del Sector Público.

En caso de que sean emitidas Letras del Tesoro, de acuerdo con lo dispuesto en este artículo, el producto del fideicomiso será entregado por el Banco de Desarrollo Económico y Social de Venezuela (BANDES), al Ministerio de Finanzas, en la medida que se requieran recursos para cubrir las insuficiencias en el servicio de deuda interna que estas Letras causaren.

En caso de no tener necesidad de recurrir a la emisión de Letras del Tesoro o que exista un remanente del producto del fideicomiso después de cubrir los gastos por la colocación de dichas Letras, los recursos así obtenidos por los organismos deberán reintegrarse al Tesoro Nacional, a los efectos de cumplir con lo establecido en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Los ministerios y demás organismos ordenadores de compromisos y pagos, rendirán cuenta de los gastos efectuados con cargo a los referidos fideicomisos, ante los órganos contralores de los organismos ordenadores de pago de acuerdo a la normativa vigente, y presentarán un informe trimestral a la Oficina Nacional de Presupuesto, sobre la ejecución y estado del mismo en los treinta (30) días siguientes al final de cada trimestre. Queda entendido que el procedimiento previsto en este artículo no da lugar a incumplir la normativa sobre régimen presupuestario y de control vigente en cuanto sea aplicable, y la reglamentación especial que a tal efecto se dicte.

Artículo 12. Los ministerios y demás organismos ordenadores de pagos a que se refiere el artículo 51 de la Ley Orgánica de la Administración Financiera del Sector Público, que sean responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos. El incumplimiento de lo previsto en este artículo acarrea responsabilidad de conformidad con lo previsto en la legislación vigente.

Los ministerios y demás organismos ordenadores de pagos, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo.

Los organismos deberán señalar la fuente de financiamiento en las respectivas órdenes de pago, así como en los contratos.

Artículo 13. A los fines de la ejecución de los créditos aprobados al Tribunal Supremo de Justicia, y al Consejo Nacional Electoral, en la partida 4.52 "Asignaciones No Distribuidas", presentarán al Ejecutivo Nacional, la Distribución General de sus presupuestos de gastos, según la desagregación contenida en el Plan Único de Cuentas aplicable a la materia.

El Ejecutivo Nacional decretará la referida Distribución General, la cual conformará para el presente Ejercicio Fiscal la discriminación presupuestaria y estadística del presupuesto de los respectivos organismos.

El Tribunal Supremo de Justicia, y el Consejo Nacional Electoral, se abstendrán de realizar compromisos presupuestarios, hasta tanto el Ejecutivo Nacional decrete la Distribución General señalada en este artículo.

Artículo 14. Previa declaratoria de insubsistencia a los créditos presupuestarios de los "Fondo para atender compromisos generados de la Ley Orgánica del Trabajo" y "Fondo para remuneraciones, pensiones, jubilaciones y otras retribuciones" incluidos en la partida 4.52 "Asignaciones No Distribuidas", del presupuesto de gastos del Ministerio de Finanzas, se faculta al Presidente de la República en Consejo de Ministros para decretar los créditos adicionales a la partida 4.01 "Gastos de Personal" de los presupuestos de los organismos ordenadores de compromisos y pagos.

Cualquier distribución destinada a conceptos de gastos diferentes a los señalados en el presente artículo, requerirá el trámite de autorización contemplado en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

CAPÍTULO II

De la Administración Descentralizada

Sección Primera

De los Órganos y Entes Descentralizados Funcionalmente Sin Fines Empresariales

Artículo 15. Se consideran como órganos y entes descentralizados funcionalmente sin fines empresariales, los institutos autónomos, las personas jurídicas estatales de derecho público, los servicios autónomos sin personalidad jurídica y las fundaciones, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando la totalidad de los aportes presupuestarios en un ejercicio, efectuada por una o varias de las personas referidas en el precitado artículo 6, represente el cincuenta por ciento (50%) o más de su presupuesto y que no realicen actividades de producción de bienes y servicios destinados a la venta.

Artículo 16. Una vez promulgada la Ley de Presupuesto, las máximas autoridades de los órganos y entes contemplados en el artículo anterior, ordenarán ajustar sus respectivos presupuestos, los cuales se convierten en el presupuesto definitivo de cada uno de ellos. En cuanto a los egresos equivaldrá a la respectiva Distribución General del Presupuesto de Gastos, de conformidad con la norma que establece los ajustes al Anteproyecto de Presupuesto contenidos en el Reglamento N°1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario, condición sin la cual los organismos ordenadores de pago deberán abstenerse de emitir las órdenes de pago correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Artículo 17. A los efectos de cumplir con lo dispuesto en los artículos 59, 127,135 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, los órganos y entes descentralizados funcionalmente sin fines empresariales deberán informar de los resultados de su ejecución presupuestaria a la Oficina Nacional de Presupuesto, Oficina Nacional de Contabilidad Pública y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones dictadas por éstas; igualmente deberán informar a la Oficina Nacional de Presupuesto sobre su gestión, dentro de los veinticinco (25) días hábiles siguientes a la conclusión de cada trimestre, a fin de que la mencionada Oficina remita, en un lapso igual, contado a partir de la recepción de la referida información, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe trimestral acumulado de la gestión presupuestaria de cada uno de los mencionados entes, que incluya el resumen por

Organismos, Programas y Partidas, comparándola con el Presupuesto, indicando lo causado y pagado. Así mismo, deberán presentar los estados financieros certificados por un contador público debidamente colegiado, dentro del primer trimestre del año siguiente al del cierre de cada ejercicio presupuestario.

Los órganos y entes descentralizados funcionalmente sin fines empresariales remitirán, dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe trimestral acumulado de los resultados de su ejecución presupuestaria, comparándola con el Presupuesto.

Artículo 18. Las modificaciones presupuestarias a los presupuestos de los órganos y entes descentralizados funcionalmente sin fines empresariales, se realizaran de acuerdo con las normas contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

Artículo 19 . El Consejo Nacional de la Cultura (CONAC) procederá a presentar a la consideración de la Comisión Permanente de Finanzas de la Asamblea Nacional, la desagregación y aprobación del "Programa de Financiamiento Cultural", hasta por un monto de CINCUENTA Y CINCO MIL MILLONES DE BOLIVARES (Bs. 55.000.000.000), antes del 28 de febrero, acompañado de los resultados de la evaluaciones satisfactorias de rendimiento de las asignaciones del Presupuesto 2002.

La asignación correspondiente al Área Metropolitana no podrá ser superior al cincuenta por ciento (50%) del total del Programa. El cincuenta por ciento (50%) restante será distribuido en las regiones del interior del país.

La Comisión Permanente de Finanzas dispondrá de quince (15) días, contados a partir de la fecha en que se vea en cuenta el Programa, para pronunciarse al respecto y efectuará el ajuste a la desagregación hecha por el CONAC hasta por un monto de DOS MILLONES DE BOLIVARES (Bs. 2.000.000). Si transcurrido este lapso la Comisión Permanente de Finanzas no se hubiere pronunciado, se considerará aprobada y el CONAC hará el ajuste correspondiente.

Articulo 20. Los proyectos de presupuestos de los órganos y entes descentralizados funcionalmente sin fines empresariales, que no fueron incluidos en el Titulo III de esta Ley, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación, de conformidad con el articulo 69 de la Ley Orgánica de la Administración Financiera del Sector Público, en concordancia con las normas que regulan la formulación de los presupuestos de las sociedades mercantiles del Estado y otros entes descentralizados con fines empresariales, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

El Ejecutivo Nacional, por órgano de la Oficina Nacional de Presupuesto, remitirá a la Comisión Permanente de Finanzas de la Asamblea Nacional, dentro de los diez (10) días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia de los documentos que debieron ser incluidos en el Titulo III de esta Ley.

Sección Segunda

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 21. Se regirán por esta sección las sociedades mercantiles señaladas en los numerales 8 y 9 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público y los entes descentralizados con fines empresariales a los que se refiere el numeral 2 del artículo 7 de la citada Ley.

Artículo 22. Una vez aprobados por el Presidente de la República en Consejo de Ministros, dentro del lapso establecido en el artículo 69 de la Ley Orgánica de la Administración Financiera del Sector Público, los

presupuestos de las sociedades mercantiles del Estado y otros entes descentralizados funcionalmente con fines empresariales, la Oficina Nacional de Presupuesto deberá publicar una síntesis de los mismos en la Gaceta Oficial de la República Bolivariana de Venezuela, condición sin la cual estos entes no podrán realizar operaciones de crédito público y los organismos ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes de pago correspondientes a los aportes previstos en esta Ley.

Artículo 23. A los efectos de cumplir con lo dispuesto en los artículos 59, 127, 135 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, las sociedades mercantiles del Estado y otros entes descentralizados funcionalmente con fines empresariales, deberán participar los resultados de su ejecución presupuestaria a la Oficina Nacional de Presupuesto, a la Oficina Nacional de Contabilidad Pública y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones dictadas por éstas. Así mismo, deberán presentar a la Oficina Nacional de Presupuesto, los estados financieros certificados por un contador público debidamente colegiado, dentro del primer trimestre del año siguiente al del cierre de cada ejercicio presupuestario.

Dichas sociedades remitirán, dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada semestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe semestral acumulado de su gestión presupuestaria a nivel de Partidas, comparándola con el Presupuesto.

Artículo 24. Las modificaciones a realizar durante la ejecución de los presupuestos de las sociedades mercantiles del Estado y demás entes descentralizados funcionalmente con fines empresariales, que impliquen una alteración de los objetivos y metas de producción programadas, una disminución del resultado económico proyectado, o la variación del nivel de inversión previsto, se regirán por las normas relacionadas con el Sistema de Modificaciones Presupuestarias establecidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

DISPOSICIONES COMUNES

Artículo 25. La constitución de sociedades anónimas, la suscripción o venta de acciones y la incorporación de nuevos accionistas del sector público, por los organismos del gobierno central, los institutos autónomos y empresas del Estado, así como las fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, requerirán la autorización de la Comisión Permanente de Finanzas de la Asamblea Nacional, excepto cuando estén enmarcadas en procesos de privatización, caso en el cual será aplicable el procedimiento previsto en la Ley de Privatización. Los organismos de adscripción o de tutela correspondientes, deberán tramitar la solicitud acompañada de la exposición de motivos que justifique la operación a realizar, y de los estados financieros básicos de los tres (3) últimos años, a través de la Oficina Nacional de Presupuesto.

La Comisión Permanente de Finanzas de la Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria de la Comisión. Si transcurrido este lapso la Comisión Permanente de Finanzas no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Se exceptúa de la autorización establecida en este artículo a Petróleos de Venezuela y sus Filiales (PDVSA), al Fondo Nacional de Desarrollo Urbano (FONDUR), al Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), al Banco de Desarrollo Económico y Social de Venezuela (BANDES), al Banco Industrial de Venezuela (BIV), al Banco Nacional de Ahorro y Préstamo (BANAHP), al Banco Central de Venezuela (BCV), al Banco de Comercio Exterior (BANCOEX), los cuales se sujetarán a lo dispuesto en las leyes y decretos que rigen sus actividades. No obstante, cuando estos organismos tengan créditos autorizados en esta Ley, deberán informar, previamente a la Comisión Permanente de Finanzas de la Asamblea Nacional, de todas las operaciones que estimen efectuar en relación con la constitución de sociedades y suscripción o venta de acciones.

Artículo 26. Los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, deberán informar al correspondiente ministerio de adscripción o de tutela, los contratos celebrados con organismos gubernamentales para la recepción de los

servicios básicos por electricidad, gas, agua, aseo urbano y domiciliario, alquileres de edificios y locales y pagos de condominio, de conformidad con la Ley que establece el Régimen para la Conciliación, Compensación y Pagos de Deudas entre Organismos Gubernamentales y entre éstos y los Estados o los Municipios, del 1º de septiembre de 1975, así como los pagos que se hagan en cumplimiento de los respectivos contratos; del mismo modo, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar a las empresas privadas por concepto de los servicios básicos de electricidad, telecomunicaciones, agua y aseo urbano y domiciliario.

Dichos entes remitirán, en el mes de enero, la referida información, acompañada de la autorización correspondiente para que las empresas prestadoras de los servicios antes indicados, cobren la orden de pago que emitirá el ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley.

Si a los treinta y un días (31) del mes de julio, los organismos receptores de los servicios básicos señalados en el encabezamiento de este artículo, no han informado a su correspondiente ministerio de adscripción o de tutela de la celebración de los contratos y la cancelación de los servicios convenidos, el ministerio de adscripción o de tutela, se abstendrá de emitir la orden de pago de la transferencia correspondiente, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados para cancelar el servicio recibido.

Los órganos y entes receptores de los servicios en referencia, incluidos aquellos que contraten a empresas privadas, establecerán en los respectivos contratos que al 30 de noviembre, conciliarán el monto cancelado y el real, igualmente preverán que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y que en caso contrario, en el mismo lapso, exigirán el reintegro o atribuirán el saldo al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los directores y administradores que incumplan con lo previsto en este artículo.

Artículo 27. En el mes de enero, los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de cotizaciones patronales, de conformidad con la ley que rija la materia. Así mismo, remitirán la autorización correspondiente para que el ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta corriente del Banco Central de Venezuela, designada para depositar las citadas cotizaciones.

Al 30 de noviembre los organismos destinatarios de las órdenes conciliarán el monto cancelado y el real. Si resultare un saldo deudor tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los administradores que incumplan con lo previsto en este artículo.

Artículo 28. En el mes de enero, los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de cotizaciones patronales al Fondo Especial de Jubilaciones, a que se refiere el artículo 23 de la Ley del Estatuto Sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Empleados de la Administración Pública Nacional, de los Estados y de los Municipios, por concepto de los aportes indicados en el artículo 2 del Reglamento de la citada Ley. Así mismo, remitirán la autorización correspondiente para que el referido Fondo Especial de Jubilaciones cobre la orden de pago que emitirá el ministerio de adscripción o de tutela con cargo a la transferencia asignada al respectivo organismo en esta Ley.

Al 30 de noviembre, los organismos señalados en el presente artículo conciliarán el monto cancelado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien, el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los administradores que incumplan con lo previsto en este artículo.

CAPÍTULO III

De los Estados, del Distrito Metropolitano de Caracas, de los Distritos y de los Municipios

Artículo 29. Sin perjuicio a lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado, el Alcalde del Distrito Metropolitano de Caracas, así como los Alcaldes de los Distritos y Municipios, enviarán directamente al Ministerio del Interior y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta (30) días siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre su ejecución presupuestaria, de conformidad con las disposiciones técnicas que dicte la Oficina Nacional de Presupuesto. En dicha información, deberán distinguirse los créditos comprometidos y causados por las entidades federales para la ejecución de planes en coordinación con los organismos nacionales para cumplir con lo previsto en la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público. Así mismo, deberá reflejar la información sobre ejecución de los programas financiados con los recursos provenientes de la Ley de Asignaciones Económicas y Especiales para los Estados y el Distrito Metropolitano de Caracas Derivadas de Minas e Hidrocarburos y del Fondo Intergubernamental para la Descentralización.

Artículo 30. Los Gobernadores de Estado y el Alcalde del Distrito Metropolitano de Caracas enviarán al Ministerio de Salud y Desarrollo Social dentro de los treinta (30) días siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, que contendrá la ejecución física y financiera correspondiente al sector salud y desarrollo social. En dicha información deberán distinguirse los créditos comprometidos, causados y pagados por las entidades federales para el cumplimiento y ejecución de los planes de salud y desarrollo social elaborados coordinadamente con el Ministerio mencionado. Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los dozavos correspondientes a los recursos asignados a los Estados que les fueron transferidas mediante convenio, competencias en materia de salud y desarrollo social.

CAPÍTULO IV

Otras Disposiciones

Artículo 31. Los órganos y entes de la Administración Pública Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos no utilizados durante la ejecución de sus presupuestos en las instituciones financieras reguladas por la Ley General de Bancos y Otras Instituciones Financieras, así como en leyes especiales, en cuentas a nombre de dichas instituciones. En todo caso, el Ministro de Finanzas dispondrá la devolución al Tesoro Nacional de las sumas acreditadas en cuentas de la República y de los entes descentralizados sin fines empresariales incorporados al Sistema de cuenta única del Tesoro Nacional, cuando éstas se mantengan sin utilizar por un período superior a cuatro (4) meses, dicha decisión se informará al ente correspondiente.

En los órganos y entes referidos, los responsables del manejo de fondos en avance, deberán tener en las cuentas corrientes, recursos no utilizados inferiores al treinta por ciento (30%) del monto total depositado en dichas cuentas, y el remanente deberá ser depositado en una cuenta especial a su nombre en el Banco Central de Venezuela, en la medida en que no retrace, interfiera o impida la ejecución física de los programas y actividades, ni el pago oportuno de sus compromisos.

En los casos que se produzcan rendimientos, los organismos de la Administración Central deberán reintegrarlos al Tesoro. Los entes descentralizados podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas sobre la materia.

Los organismos de la Administración Central y los entes de la administración descentralizada, quedan obligados a informar a los diez (10) días siguientes al final de cada mes, sobre las condiciones de las colocaciones, sus

rendimientos y su utilización a la Oficina Nacional del Tesoro y a la Oficina Nacional de Presupuesto.

La Oficina Nacional del Tesoro, se abstendrá de dar curso a las órdenes de pago de los organismos que no cumplan con esta obligación, debiendo exigir la aplicación de los requisitos de las órdenes de pago de avances contenidos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Publico Sobre el Sistema Presupuestario.

Artículo 32. Las máximas autoridades de los organismos ordenadores de pago sujetos a la presente Ley, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir contrataciones colectivas o sectoriales según el caso, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Los órganos y entes que soliciten al Presidente de la República en Consejo de Ministros la autorización de escalas especiales, de conformidad con la norma que rige la materia, deberán acompañar a su solicitud, como requisito indispensable para la aprobación, una certificación expedida por la Oficina Nacional de Presupuesto, donde conste que cuentan con recursos presupuestarios para su implantación.

La Contraloría General de la República, aplicará las sanciones legales a los directores y administradores que incumplan con lo previsto en este artículo.

Artículo 33. De conformidad con lo establecido en los artículos 27 y 62 de la Ley que establece el Impuesto al Valor Agregado, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.601 Extraordinario, de fecha 30 de agosto de 2002, la alícuota del Impuesto al Valor Agregado, durante el Ejercicio Fiscal año 2003, será del dieciséis por ciento (16%), sin perjuicio de lo establecido en los artículos 61 y 63 de la referida ley, salvo en los casos de las importaciones y ventas de bienes y las prestaciones de servicios, efectuadas en el territorio del Puerto Libre del Estado Nueva Esparta, en la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná del Estado Falcón, y en la Zona Libre Cultural, Científica y Tecnológica del Estado Mérida, de conformidad con lo establecido en su Ley de creación; los cuales están exentos del mencionado impuesto. Así mismo, de conformidad a lo establecido en el numeral 1 del artículo 2 de la Ley que crea el Fondo Intergubernamental para la Descentralización, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.066 de fecha 30 de octubre de 2000, se destinará a dicho Fondo un porcentaje no inferior al 15% del monto recaudado por concepto de este impuesto.

Artículo 34. Las denominaciones de los organismos ordenadores de compromisos y pagos que se modifiquen por aplicación de las leyes que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto, para realizar las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de la República

Artículo 37.- Acuérdense el monto total de los créditos presupuestarios para cada organismo ordenador de compromisos y pagos, de acuerdo con la distribución siguiente:

ORGANISMOS	BOLÍVARES
01 Asamblea Nacional	104.784.840.000
02 Contraloría General de la República	63.248.229.600
03 Consejo Nacional Electoral	83.895.300.000
06 Ministerio de Relaciones Exteriores	192.114.739.125
07 Ministerio de Finanzas	13.598.050.060.514
08 Ministerio de la Defensa	1.811.983.312.560
10 Ministerio de Educación, Cultura y Deportes	4.814.362.500.000
13 Ministerio del Trabajo	1.670.352.500.000
16 Ministerio de Energía y Minas	128.812.440.000
17 Ministerio del Ambiente y de los Recursos Naturales	362.695.900.000
21 Tribunal Supremo de Justicia	680.018.714.800
23 Ministerio Público	229.742.400.000
25 Procuraduría General de la República	19.970.100.000
26 Ministerio del Interior y Justicia	7.275.760.367.608
27 Ministerio de la Producción y el Comercio	62.329.500.000
28 Ministerio de Infraestructura	3.102.168.375.856
29 Ministerio de Planificación y Desarrollo	1.556.966.240.000
30 Ministerio de Ciencia y Tecnología	144.949.954.827
31 Ministerio de Salud y Desarrollo Social	2.668.517.345.659
32 Defensoría del Pueblo	32.000.000.000
33 Vicepresidencia de la República	12.960.400.000
34 Ministerio de Agricultura y Tierras	179.454.180.000
35 Ministerio de Educación Superior	2.621.633.480.000
36 Ministerio de Comunicación e Información	47.952.832.000
99 Rectificaciones al Presupuesto	135.702.887.451
TOTAL GASTOS FISCALES	**41.600.426.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA

Artículo 36: Acuérdense los créditos presupuestarios por la cantidad de CUARENTA Y UN BILLONES SEISCIENTOS MIL CUATROCIENTOS VEINTISÉIS MILLONES SEISCIENTOS MIL BOLÍVARES CON 00/100 (Bs. 41.600.426.600.000,00), asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
A. GASTOS CORRIENTES	**27.300.340.768.620**
A.1. GASTOS DE CONSUMO	8.531.400.290.840
A.2. RENTA DE LA PROPIEDAD	5.767.435.433.682
A.3. TRANSFERENCIAS CORRIENTES	12.865.802.156.647
A.4. RECTIFICACIONES	135.702.887.451
B. GASTOS DE CAPITAL	**9.064.261.286.359**
B.1. INVERSIÓN DIRECTA	476.725.420.786
B.2. TRANSFERENCIAS DE CAPITAL	8.296.406.541.605
B.3. ADQUISICIÓN DE TÍTULOS Y VALORES	291.129.323.968
C. APLICACIONES FINANCIERAS	**5.235.824.545.021**
C.1. DISMINUCIÓN DE PASIVOS FINANCIEROS	5.235.824.545.021

Programa Zonas Económicas de Desarrollo Sustentable	2.995.400.000
Proyecto de Transmisión EDELCA	80.100.000.000
Central Hidroeléctrica Caruachi, Obras Civiles	11.214.000.000
Programa de Inversión CVG EDELCA	124.956.000.000
Central Hidroeléctrica EDELCA	156.996.000.000
Puente Sobre Río Orinoco	160.200.000.000
Modernización Legislativa y Administrativa del Sector Público	8.137.800.000
MINISTERIO DE CIENCIA Y TECNOLOGÍA	**12.948.120.000**
Proyecto de Iniciativa Científica del Milenio	2.726.820.000
Prog. Desarrollo Tecnológico Agropecuario Prodete III	3.000.000.000
Segundo Programa de Ciencia Tecnología (BID-CONICIT)	6.000.000.000
Construcción y Puesta en Marcha de Planta Productora de Fármacos por medio de Técnicas de Ingeniería Genética QUIMBIOTEC	1.221.300.000
MINISTERIO PUBLICO	**7.000.000.000**
Modernización del Ministerio Público	7.000.000.000
TRIBUNAL SUPREMO DE JUSTICIA	**7.000.000.000**
Proyecto de Infraestructura de Apoyo al Poder Judicial del Poder Judicial	7.000.000.000
ASAMBLEA NACIONAL	**4.063.640.000**
Apoyo al proceso presupuestario y Análisis Polit. Econ. (Asamblea Nacional)	448.560.000
Instalación del Sistema de Seguridad Electrónica en las Instalaciones de la Asamblea Nacional	663.640.000
Inversión de la Plataforma Tecnológica de la Asamblea Nacional	2.951.440.000
MINISTERIO DE COMUNICACIÓN E INFORMACION	**31.500.000.000**
Proyecto Expansión de Radiodifusora Sonora RNV	8.541.000.000
Proyecto Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial	8.541.000.000
Proyecto de Adecuación Tecnológica Básico C.A. VTV	14.418.000.000
- COLOCACIÓN DE TÍTULOS Y VALORES	**7.936.209.202.477**
* Servicio de la Deuda Pública	4.851.769.802.477
* Compromisos Generados por la Ley Orgánica del Trabajo	1.060.000.000.000
* Gestión Fiscal	2.024.439.400.000

TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO   **41.600.426.600.000**

Acueducto del Municipio Capure (CVG GOSH) Estado Delta Amacuro	1.000.000.000
Acueducto Rural Mcpio. Autana Estado Amazonas	232.000.000
Construc. de la planta de tratamiento de aguas negras de la poblac. de Barrancas del Orinoco. Mcpio. Sotillo Edo. Monagas	500.000.000
Construc. de captación de aducción de planta de tratam. Q50 LPS y estanques (02) metálicos elevados de 450.000 C/U para la localidad de Potrerito. Mcpio. Cedeño Edo. Monagas	250.000.000
Red de cloacas del Mcpio. Cedeño Edo. Monagas	500.000.000
Construcción del sistema de bombeo de aguas negras de la Urb. "Arnoldo Gabaldón". Mcpio. Sta,. Bárbara Edo. Monagas	400.000.000
Construcción de la 1era etapa de la red de cloacas de Río Cocoyar, Pquia San Francisco. Mcpio. Acosta Edo. Monagas	400.000.000
Construc. de planta de tratamiento de aguas residuales de San Antonio de Capayacuar Mcipio. Acosta Edo. Monagas	500.000.000
Construcción de planta de tratamiento de aguas resid. de la pquia. San Francisco- El Rincón. Mcpio. Acosta Edo. Monagas	500.000.000
Mejoramiento del sistema acueducto de Sta Cruz de Mora.- Mcpio.Pinto Salinas Edo. Merida	500.000.000
Construc. Cloacas de la comunidad de Mucuchíes.-Mcpio. Rangel (Mucuchíes).Edo Mérida	1.100.000.000
Ampliación del acueducto de la pquia. Héctor Amable Mora El Vigía. Mcpio. Alberto Adriani Edo. Mérida	300.000.000
Acueducto Río Blanco-Jají. Ejido. Mcpio. Campo Elías Edo. Mérida	1.000.000.000
Mejoramiento del sistema de acueducto para Tovar. Mcpio. Tovar. Edo. Mérida	300.000.000
Mejoramiento del sistema de aguas blancas del Mcpio. Agua Blanca. Gobernación Estado Portuguesa	850.000.000
Construcción colector marginal de aguas servidas de Choro Gonzalero. Municipio Esteller Estado Portuguesa	1.200.000.000
Construcción del acueducto rural. Municipio Guanarito Estado Portuguesa	350.000.000
Cloacas y asfaltado Barrio Rómulo Gallegos y Las Tejas. Municipio Turén Estado Portuguesa	500.000.000
Culm. laguna de oxidación de Genareño y Santoyero. Municipio Ricaurte Estado Cojedes.	400.000.000
Recuperación del Parque Codazzi. Mcpio. Santiago Mariño. Gobernación Estado Aragua	400.000.000
Rehabilitación Canal Guzmán Blanco. Mcpio. Naguanagua. Estado Carabobo	200.000.000
Plan especial de saneamiento del relleno sanitario de La Guásima. Municipio Libertador Estado Carabobo	1.100.000.000
Construc. Red de drenaje pluvial en la Urb. Jorge Hernández- Pto Fijo. Mcipio. Carirubana Edo. Falcón	300.000.000
Construc. Drenaje en el sector Cujicana. Mcipio. Carirubana. Edo. Falcón	300.000.000
Reposición del colector Princip. Guaranao, Sector La Botija. Mcipio. Carirubana. Edo. Falcón	250.000.000
Canalización y embaulamiento de quebradas en la ciudad de Coro. Mcipio. Miranda Edo. Falcón	500.000.000
Reemplazo de la red de distribución de agua potable en el Mcpio. Piritu. Edo. Falcón	500.000.000
MINISTERIO DE PLANIFICACIÓN Y DESARROLLO	**562.013.100.000**
Programas de Estudios Complementarios para el Desarrollo del Eje de Desconcentración Occidental	2.514.700.000
Fortalecimiento del Ministerio de Planificación y Desarrollo	3.331.800.000
Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián CORPOVARGAS	5.000.000.000
Fortalecimiento Preinversión y Asistencia Técnica PSAT	1.970.000.000
Programa de Desarrollo Agrario Integral	4.097.400.000
Programa Popular de Difusión Audiovisual Alternativa	500.000.000

Culminación Acueducto Libertador II Etapa. Municipio Libertador. Estado Sucre	500.000.000
Construcción de Laguna de Oxidación Principal de la Planta de Tratamiento de Aguas Servidas del Municipio Libertador. Estado Sucre	250.000.000
Construcción del Sistema de Aguas Servidas de Tunapui, Municipio Libertador. Estado Sucre	500.000.000
Planta de Tratamiento de Aguas Servidas de Irapa, Municipio Mariño Estado Sucre.	300.000.000
Construcción de la Planta de Tratamiento de Aguas Servidas del Municipio Valdes, Estado Sucre	500.000.000
Saneamiento Ambiental, Ornato y Mantenimiento del Municipio Valdes, Estado Sucre	500.000.000
Construcción de Planta de Tratamiento de Aguas Servidas en Río Seco, Municipio Cajigal, Estado Sucre	500.000.000
Ampliación del Acueducto de Yaguaraparo, Municipio Cajigal, Estado Sucre	400.000.000
Culminación Cloacas Golindano - Municipio Bolívar, Estado Sucre	250.000.000
Culminación Acueducto de las Comunidades La Gloria - La Soledad. Municipio Bolívar, Estado Sucre.	250.000.000
Ampliación de la Estación de Bombeo de Aguas Negras de Mariguitar. Municipio Bolívar, Estado Sucre	500.000.000
Construcción de tanque de Almacenamiento Capacidad: 2 Millones de Litros , Sector El Campamento, Mariguitar, Municipio Bolívar, Estado Sucre	500.000.000
Planta Potabilizadora de Aguas Blancas, Municipio Bolívar, Estado Sucre	250.000.000
Sistema de Aguas Servidas del Municipio Arismendi, Estado Sucre	250.000.000
Construcción de Estanque de Almacenamiento , Distribución, Rehabilitación y Sistema de Potabilización de Aguas Claras del Acueducto del Municipio Andrés Mata, Estado Sucre	1.000.000.000
Sistema de Cloacas de Aricagua, Municipio Montes, Gobernación del Estado Sucre	500.000.000
Acueducto del Municipio Salmerón Acosta, Gobernación del Estado Sucre	250.000.000
Acueducto de Guaracayal, Tanque y Red de Distribución, Municipio Bolívar, Estado Sucre	350.000.000
Ampliación del Acueducto de Mun. Península de Macanao Gobernación Estado Nueva Esparta	750.000.000
Sistema de Cloacas del Puerto del Guamache- Punta de Mangle- El Guamache Estado Nueva Esparta	250.000.000
Construcc. Planta de Tratamiento de Aguas Servidas de Guardia Mun. Díaz Gobernación Estado Nueva Esparta	500.000.000
I Etapa Construc. de cloacas de Boca de Pozo Península de Macanao Gobernación Estado Nueva Esparta	500.000.000
Saneamiento, Ornato, Mantenimiento y equipamiento de las Playas del Mun. Antolín del Campo Estado Nueva Esparta	250.000.000
Red de acueducto de Altagracia Municipio Gómez Estado Nueva Esparta	250.000.000
II Etapa Embaulamiento y Saneamiento Canales de Juangriego y sus adyacencias Mun. Marcano Estado Nueva Esparta	250.000.000
Saneamiento, Ornato y Equipamiento de Playas del Mun. Marcano Estado Nueva Esparta	250.000.000
Culminación del Sistema de Cloacas el Guamache-las Casitas del Mun. Tubores Estado Nueva Esparta	500.000.000
Construcción de Red de Acueducto de San Pedro de Coche. Isla de Coche Mun. Villalba Estado Nueva Esparta	1.000.000.000
Embaulamiento de la Quebrada El Baño Mcpio. Motatán Gobernación del Estado Trujillo	278.000.000
Consolidación Acueducto Betijoque I Etapa. Mcpio. Rafael Rangel Estado Trujillo	900.000.000
Ampliación y Mejoramiento Dique-Caño Claro en El Amparo. Municipio Páez. Estado Apure	2.000.000.000
Construcción de Sistema Integral para drenar aguas de origen pluvial, en Guasdualito. Municipio Páez. Estado Apure	5.200.000.000
Acueducto del Municipio Pedernales (CVG GOSH) Estado Delta Amacuro	1.700.000.000

Red de Cloacas Sector El Esfuerzo, Alto del Soapire. Municipio Paz Castillo .Edo. Miranda	210.000.000
Red de Cloacas Sector Cajigal, Alto del Soapire. Municipio Paz Castillo .Edo. Miranda	300.000.000
Construcción de Redes N° 1 y 3 del sistema de Acueducto Las Brisas. Parroquia Las Brisas. Municipio Cristobal Rojas. .Edo. Miranda	1.000.000.000
Embaulamiento de la Quebrada El Jabillo 2da Etapa, Parroquia Charallave. Municipio Cristobal Rojas. .Edo. Miranda	800.000.000
Liceo Diversificado Comunidades Los Olivos, Madosa y Guaicaipuro. Municipio Cristobal Rojas. Edo. Miranda	650.000.000
Canalización Quebrada La Aguada. Municipio Simón Bolívar Edo. Miranda	300.000.000
Quebrada Camatagua. Municipio Guaicaipuro Edo. Miranda	580.000.000
Remodelación del Parque Ecológico. Municipio Urdaneta Edo. Miranda	600.000.000
Canalización Quebrada Guieme Municipio Plaza Edo. Miranda	500.000.000
Canalización Quebrada Iznapa Municipio Plaza Edo. Miranda	500.000.000
Canalización Quebrada Agua Amarilla Municipio Plaza Edo. Miranda	800.000.000
Canalización Quebrada La Candelaria II. Municipio Simón Bolívar Edo. Miranda	553.000.000
Construc. Acueduc. de Socopó Pquia. Ticoporo. mcpio. Sucre Gobernación Edo. Barinas	500.000.000
Terminac. red de cloacas. Pquia. Andrés Bello. Bum Bum Mcpio. Sucre Gobernación Edo. Barinas	100.000.000
Acueduc. caserío Miraflores Mcpio. Bolívar Edo. Barinas	350.000.000
Recuperación de cuencas de carcavas en la meseta Moromoy del río Sto. Domingo Barinitas.- Mcpio. Bolívar Edo. Barinas	500.000.000
Acueducto Sta Bárbara de Barinas. Mcpio. Ezequiel Zamora Edo. Barinas	1.000.000.000
Sistema de Recolector y Tratamiento de Aguas Servidas, San José de Perijá Municipio Machiques de Perijá. Edo. Zulia	1.000.000.000
Canalización Quebrada La Ruezga Gobernación. Edo. Lara	2.000.000.000
Construcción Línea de Aducción Caserios ubicados al margen izquierdo del Río Tocuyo. Parroquia Bolívar Mcpio. Morán. Edo. Lara	1.000.000.000
Culminación Acueducto Caserío El Parchal-El Espinal. Parroquia Humocaro Bajo Mcpio. Morán. Edo. Lara	300.000.000
Culminación Acueducto Humocaro Bajo Mcpio. Morán. Edo. Lara	1.000.000.000
Continuación Acueducto La Miel. Parroquia Gustavo Vegas León Mcpio. Simón Planas . Edo. Lara	300.000.000
Red de Cloacas y Construcción de Laguna de Oxidación de La Miel, Mcpio. Simón Planas Gobernación Edo. Lara	800.000.000
Sistema de Aducción Los Quediches-La Coposa-San Francisco, Mcpio. Torres Gobernación . Edo. Lara	800.000.000
Rehabilitación del Sistema de Agua en Yaracuy Gobernación del Estado Yaracuy	1.000.000.000
Primera Etapa Construcción Desarenador -Aducción Dique y Via de Acceso, Río Taria, Municipio Veroes Estado Yaracuy	1.300.000.000
Rehabilitación de Cloacas y Acueducto, Construcción Planta Bombeo de Aguas Servidas. Aldea Agua Negra, Municipio Veroes Estado Yaracuy	1.100.000.000
Perforación de 2 Pozos Profundos (Construcción) y Equipamiento (Agua para Consumo Humano). Sector Copa Redonda, Sabana de Parra Municipio José Antonio Páez Estado Yaracuy	250.000.000
Primera Etapa de la Construcción Cloacas Sector Rural "La Negrita" Municipio Independencia Estado Yaracuy	1.184.000.000
Construcción de Galería Filtrante Rio Cocorotico Municipio Urachiche Estado Yaracuy	400.000.000
Primera Etapa Sistema de Saneamiento Ambiental (Planta de Tratamiento para Aguas Residuales del Río Tupe) Aroa Municipio Bolívar Estado Yaracuy	400.000.000

Seguridad Alimentaria y Desarrollo Rural (FAO) IGVSB	1.000.000.000
Sistema Falconiano II	2.000.000.000
Plan Nacional para la Protección contra Incendios Forestales	1.500.000.000
Saneamiento Ambiental Integral Estado Bolívar	2.500.000.000
Acueducto de Palo Gordo. Mcpio. Cárdenas (Táriba) Gobernación Edo. Táchira	150.000.000
Acueducto de Las Mesas (suministro, consumo, riego) Mcpio. Antonio Rómulo Costa (Las Mesas) Edo. Táchira	750.000.000
Acueducto Mcpal. Sta. Ana Mcpio. Córdoba (Sta. Ana) Edo. Táchira	800.000.000
Const. Nva. Red de cloacas de la ciudad de La Fría. Mcpio. García de Hevia Edo. Táchira	200.000.000
Const. colectores de aguas negras . Mcpio. Independencia (Capacho Independencia) Edo. Táchira	700.000.000
Construc. Red aguas negras Mcpio. Michelena Edo. Táchira	200.000.000
Red aguas negras vía Panamericana. Mcpio. Michelena Edo. Táchira	200.000.000
Construc. Acueducto mcpal. Mcpio. Pedro Ma. Ureña (Ureña) Edo. Táchira	1.000.000.000
Sistema de aguas servidas del Mcpio. Pedro Ma. Ureña (Ureña) Edo. Táchira	400.000.000
Ampliación Acueductos Rurales, Parroquias Pozo Verde, Yocaima, Unare, Sectores: La Ceiba y San Jacinto, Municipio Roscio Estado Bolívar	800.000.000
Construcción de Cloacas y Acueductos Sector Morichalito, Los Pijiguaos Municipio Cedeño (CVG-GOSH) Estado Bolívar	350.000.000
Ampliación Acueductos Padre Chien, El Palmar (CVG-GOSH) Municipio Cedeño Estado Bolívar	350.000.000
Ampliación Acueducto Tumeremo Municipio Sifontes (CVG-GOSH) Estado Bolívar	320.000.000
Construcción de veinticuatro (24) Pozos e Instalación de diecinueve (19) Molinos, Municipios: Ortiz, Miranda, Leonardo Infante, Santa María de Ipire, Monagas, El Socorro, Las Mercedes y Chaguaramas. Gobernación Estado Guárico	920.400.000
Construcción de Represa para Agua Potable, Sabana Grande, Municipio Monagas Estado Guárico	500.000.000
Consolidación de Acueductos para Agua Potable, Municipio José Félix Rivas Gobernación Estado Guárico	1.500.000.000
Construcción de Red de Aguas Domésticas Municipio Chaguaramas Estado Guárico	700.000.000
Saneamiento de Cloacas, Laguna de Oxidación, Municipio Camaguán Gobernación Estado Guárico	400.000.000
Mejoramiento del Sistema de Agua Potable Municipio San Jerónimo de Guayabal Estado Guárico	285.900.000
Mejoramiento del Sistema de Agua Potable, San Juan de Los Morros, Municipio Roscio Gobernación Estado Guárico	450.000.000
Mejoramiento del Sistema de Aguas Blancas y Negras Casco Colonial Municipio Miranda Estado Guárico	900.000.000
Acueducto Paraiso del Tuy. Municipio Independencia. Edo. Miranda	600.000.000
Sistema Hidráulico La Pereza. Municipio Sucre. Edo. Miranda	1.200.000.000
Red de Cloacas Sector Vista Hermosa Alto Soapire. Municipio Paz Castillo .Edo. Miranda	500.000.000
Red de Cloacas Sector El Progreso, Alto del Soapire. Municipio Paz Castillo .Edo. Miranda	570.000.000
Red de Cloacas Sector Araguaney, Alto del Soapire. Municipio Paz Castillo Edo. Miranda	530.000.000
Red de Cloacas Sector Araguaney Azul, Alto del Soapire. Municipio Paz Castillo .Edo. Miranda	140.000.000
Red de Cloacas Sector Nueva República, Alto del Soapire. Municipio Paz Castillo .Edo. Miranda	210.000.000
Red de Cloacas Sector Colinas del Alto, Alto del Soapire . Municipio Paz Castillo Edo. Miranda	260.000.000

Agua Potable Región del Centro	2.000.000.000
Adquisición Sede Instituto Geográfico de Venezuela Simón Bolívar	1.500.000.000
Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar	1.000.000.000
Apoyo a la Reorganización de Sector Agua Potable y Saneamiento	650.000.000
Aprovechamiento Integral de los Recursos Hidráulicos en el Estado Cojedes	1.500.000.000
Aprovechamiento Integral Recursos Hidráulicos Presa El Pilar Edo. Sucre	2.400.000.000
Abastecimiento Agua Potable y Saneamiento del Estado Trujillo HIDROVEN	750.000.000
Aprovechamiento Integral Recursos Hidráulicos Edo. Trujillo	1.068.000.000
Ampliación, Acueductos y Cloacas Edo. Miranda HIDROCAPITAL	1.800.000.000
Acueducto Bolivariano del Edo. Falcón	8.010.000.000
Plan Nacional de Catastro IGVSB	2.000.000.000
Saneamiento del Estado Falcón	2.000.000.000
Cont Const. Obras de Regul. Trasvase Sist. Yacambú-Quibor ERYQ	5.000.000.000
Manejo del Sistema Nacional de Parques	3.000.000.000
Programa Nacional de Gerencia Ambiental	2.915.640.000
Protección y Conservación de Cuencas	2.000.000.000
Plan Nacional de Mapas de Riesgo IGVSB	1.000.000.000
Programa Saneamiento Ambiental Aguas-Cloacas HIDROVEN	4.806.000.000
Programa de Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional	2.500.000.000
Plan de Densificación Toponímica	1.000.000.000
Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Vargas	10.000.000.000
Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Táchira HIDROVEN	1.000.000.000
Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Guárico HIDROVEN	1.500.000.000
Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Apure HIDROVEN	850.000.000
Rehabilitación y Saneamiento Agua Potable Edo. Lara HIDROVEN	1.000.000.000
Rehabilitación y Saneamiento Agua Potable Nivel Nacional	2.000.000.000
Rehabilitación y Saneamiento del Recurso Agua Estado Nueva Esparta Fase III	4.204.000.000
Saneamiento Ambiental Nivel del Lago de Valencia	4.900.000.000
Saneamiento Ambiental Litoral Nor-Oriental (Tramo Cumaná- Carúpano)	1.000.000.000
Saneamiento Ambiental del Estado Barinas	2.500.000.000
Saneamiento Ambiental Integral (Plan de Optimización Sistema Abastecimiento Isla de Margarita) HIDROVEN	650.000.000
Saneamiento Ambiental Integral Litoral Nor- Oriental Tramo Anzoátegui	1.527.620.000
Saneamiento Ambiental Integral Litoral Nor- Oriental Tramo Monagas	2.915.640.000
Saneamiento Ambiental Integral Edo. Miranda	1.000.000.000
Saneamiento Estado Portuguesa	3.000.000.000
Saneamiento y Conservación de la Cuenca Río Cojedes	2.000.000.000
Saneamiento Integral Cuenca Río Tuy	2.000.000.000
Saneamiento Integral del Lago de Maracaibo ICLAM	6.000.000.000
Saneamiento del Litoral Central del Edo. Vargas	2.000.000.000
Saneamiento Ambiental Integral Litoral Occidental	4.806.000.000
Saneamiento Río Guaire	2.000.000.000

Construcción de 1era etapa del complejo recreacional deportivo, zoológico, botánico y didáctico, de Virgen del Valle de Sta. Bárbara.(30Ha) Mcpio. Sta. Barbara Edo. Monagas	500.000.000
Construc. de 40 viviendas unifamiliares aisladas. Mcpio. Sta. Barbara Edo. Monagas	300.000.000
Construcción de 1era etapa de la avenida de acceso a la población de Sta. Bárbara. Mcpio. Sta. Bárbara Edo. Monagas	500.000.000
Construcción de la 1era etapa del terminal de pasajeros de San Antonio de Capayacuar. Mcpio. Acosta Edo. Monagas	500.000.000
Constrc. de vía Cruz Pecaya Sabaneta. Mcpio. Sucre Miranda. Gobernación Edo. Falcón	400.000.000
Construc. de vía Sta Cruz de Bucaral-La Taza. Mcpio. Bolívar-Sucre. Gobernación Edo. Falcón	400.000.000
Par vial Morón-Coro. Gobernación Edo. Falcón	2.000.000.000
Rehabilitac. Carretera Nacional Falcón-Zulia. Gobernación Edo. Falcón	400.000.000
Rehabilitac. del sistema de baja tensión de la unidad de Coro y Pto. Fijo. Gobernación Edo. Falcón	800.000.000
Construción de vialidad y electrificación sectores: 4 de febrero, El Cardonal y Unión de Creolandia. Mcpio. Los Tanques. Gobernación del Estado Falcón	300.000.000
Electrificación sectores: La Candelaria y Jayana en Creolandia Mcpio. Los Tanques Gobernación Edo. Falcón	300.000.000
Asfaltado Construcción de aceras y brocales en San Juan de los Cayos Mcpio Acosta Edo. Falcón	400.000.000
Construc. Esc. Técnica Agropecuaria Bolivariana El Charal Mcpio. Unión. Gobernación Estado Falcón	400.000.000
Ampliación de la planta física de la Univ. del Zulia. Núcleo de Pto. Fijo. Gobernación Edo. Falcón	400.000.000
Const. Biblioteca pública y ctro. integral de información de Punto Fijo. Gobernación Edo. Falcón	300.000.000
Mercado de la pquia. Norte Carirubana. Municipio Carirubana. Edo. Falcón	300.000.000
Construcc.de vialidad agrícola Caseto-Sarinao. Municipio Carirubana Pquia Sta Ana Estado Falcón	300.000.000
Mejoras de la vía El Jobo- La Campana. Municipio Democracia Estado Falcón	500.000.000
Carretera El Isirito-San José de Cocodite. Estado Falcón	400.000.000
Rehabilitación del Mcpio. Falcón Estado Falcón	400.000.000
Sistema de Colector de Aguas Servidas Municipio Miranda Estado Falcón	400.000.000
Perimetral Sur de Enlace Morón-Coro y Falcón 1era Etapa Mcipio. Miranda Edo. Falcón	400.000.000
Restauración de la iglesia de "San Francisco", en la zona colonial de Coro. Municipio Miranda Edo. Falcón	250.000.000
Conservac. y mejora de calles Bariqui, Pueblo Cumarebo. Municipio Zamora Edo Falcón	200.000.000
Construcción acueducto rural San Vicente, San Miguel, San Francisco, San Jacinto. Edo. Falcón	200.000.000
Aducción desde la Represa Vista Alegre a la Planta de Tratamiento del Municipio Macgregor Edo. Anzoategui	800.000.000
Rehabilitación Vial del Municipio Piritu Estado Falcón	500.000.000
Programa de consolidación de barrios, sector Caño Izate. Municipio José L. Silva. Edo. Falcón	250.000.000
MINISTERIO DE ENERGÍA Y MINAS	**82.436.840.000**
ENELCO Ampliación Sistema de Transmisión en 230 KV	1.436.840.000
CADAFE Conversión a Gas Planta Centro	40.000.000.000
ENELBAR Expansión Parque de Generación	40.000.000.000
FUNDELEC	1.000.000.000
MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES	**188.576.200.000**
Sistema de Tratamiento Río Motatán	1.000.000.000
Saneamiento de la Vela de Coro	2.400.000.000

Red de distribución Eléctrica Tina Puy I y Tina Puy II, y Brisas de Aragua. Mcpio. Santos Michelena Estado Aragua	200.000.000
Culminación del Hospital de Tejerías. Mcpio. Santos Michelena Estado Aragua	1.000.000.000
Asfaltado, cloacas, parroquia Taguay. Mcpio. Urdaneta Estado Aragua	400.000.000
Mejoramiento parque el zoológico Las Delicias. Maracay. Mcpio. Girardot Estado Aragua	525.000.000
Boulevar del Sur. Mcpio. Girardot Estado Aragua	1.500.000.000
Equipamiento de la Fundación Casa del Abuelo Palo Negro. Mcpio. Libertador Estado Aragua	100.000.000
Polideportivo Palo Negro. Mcpio. Libertador Estado Aragua	1.000.000.000
Remodelación Urb. Francisco de Miranda. Mcpio. Linares Alcántara Estado Aragua	800.000.000
Asociación Renal Aragua, Equipamiento Unidad de Diálisis HC	200.000.000
Reestructuración Av. Principal El Consejo. Mcpio. Revenga Estado Aragua	500.000.000
Remodelación de Av. Principal de Camatagua. Mcpio. Camatagua. Estado Aragua	1.000.000.000
Equipamiento del hospital de Camatagua. Mcpio. Camatagua. Estado Aragua	1.000.000.000
Ancianato San Mateo. Mcpio. Bolívar Estado Aragua	700.000.000
Drenaje del.barrio Unión entre Av. 190 y Canal. La Cidra. Naguanagua (Ejecuta MINFRA-FUNDABARRIOS) Estado Carabobo	3.700.000.000
Drenaje Calle La Florida. La Cidra. Naguanagua (ejecuta MINFRA-FUNDABARRIOS) Estado Carabobo	1.000.000.000
U.E. Los Cardones. Municipio Libertador Estado Carabobo	1.200.000.000
U.E. El Molino Municipio Libertador Estado Carabobo	1.300.000.000
Ampliación del CAMI (Maternidad). Municipio Libertador Estado Carabobo	600.000.000
Construcción de aceras y brocales en Barrera. Municipio Libertador Estado Carabobo	800.000.000
Distribuidor La Esperanza - El Molino. Municipio Libertador Estado Carabobo	1.300.000.000
Consolidación del Barrio El Triángulo. Sector El Oásis. Municipio Libertador Estado Carabobo	126.000.000
Electrificación del Barrio Bajos del Guataparo. Municipio Libertador Estado Carabobo	154.000.000
Convenio MECD-Alcaldía: construc. de 2 preescolares, ampliac.,reparac. y dotación de 3 planteles. Municipio Libertador Estado Carabobo	264.000.000
Obras en fundación CAP U.D.U 10,17. Municipio Libertador Estado Carabobo	400.000.000
Obras en fundación CAP U.D.U 10,18 Municipio Libertador Estado Carabobo	400.000.000
Obras en fundación CAP U.D.U. 10,15 Municipio Libertador Estado Carabobo	400.000.000
Consolidación bajos de Guataparo U.D.U 11,1 Municipio Libertador Estado Carabobo	400.000.000
Cambio de techo Urb. Las Palmas. Municipio Libertador Estado Carabobo	160.000.000
Construcción acuario de Valencia. Mcpio. Valencia Estado Carabobo	1.300.000.000
Culminación del hospital de Mariara. Mcpio. Diego Ibarra (Mariara) Estado Carabobo	3.500.000.000
Ampliación Av. Bolívar. Mcpio. Diego Ibarra (Mariara) Estado Carabobo	1.000.000.000
Construcción Liceo Simón Bolívar. Mcpio. Diego Ibarra (Mariara) Estado Carabobo	2.700.000.000
Continuación de la av. Troncal 13 Maturín. Ezequiel Zamora. Gobernación Edo. Monagas	500.000.000
Construc. III etapa del salón de usos múltiples de la Univ. Pedagógica Experimental Libertador Gobernación Edo. Monagas	250.000.000
Construcción y asfaltado de la vía de penetración agrícola Camorra-Camoruco. Mcpio. Uracoa Edo. Monagas	500.000.000
Reconst. y reacondic. de viviendas para la comunidad indígena Warao de Barrancas del Orinoco. Mcpio. Sotillo Edo. Monagas	300.000.000
Rehab. y repavimentación integral de Barrancas del Orinoco. Mcpio. Sotillo Edo. Monagas	500.000.000
Vialidad agrícola Los Pozos de Caicara. Mcpio. Cedeño Edo. Monagas	1.000.000.000
Extensión línea eléctrica 115 de Quiriquiare al Mcpio.Bolívar Edo. Monagas	1.000.000.000
Represa de control de crecimiento del río Caripe en Valle Solo, Las Parcelas. Mcpio. Bolívar Edo. Monagas	1.000.000.000
Remodelación y ampliación de la casa de la mujer de Caripito. Mcpio. Bolívar Edo. Monagas	250.000.000
Construcción de 1era etapa de la vía de comunicación extraurbana entre las poblaciones de tejero viejo y Sta. Bárbara. Mcpio. Sta. Barbara Edo. Monagas	600.000.000

Reparación Carretera Lechozal Mun. Santa Ana Estado Anzoátegui	500.000.000
Construcción Puente sobre el Río Orocopiche Mun. Santa Ana Estado Anzoátegui	400.000.000
Recuperación de la Carretera San Mateo-El Carito Mun. Libertad Estado Anzoátegui	700.000.000
Continuación del Acueducto de aguas blancas II etapa Mun. Miranda Estado Anzoátegui	800.000.000
Recuperación y Asfaltado carretera el Chaparro-crucero de Parra Mun. Macgregor Estado Anzoátegui	800.000.000
Construcción del puente sobre el río Acarigua. Mcpio.Araure. Gobernación Estado Portuguesa	2.400.000.000
Construcción de la avenida desde el distrib. Villa Araure hasta el Desarrollo .Camburito Mcpio. Araure. Gobernación Estado Portuguesa	4.500.000.000
Adquisición de inmueble y 7 hectáreas de terreno para la construcción del colegio San Rafael de Píritu. Municipio Esteller Estado Portuguesa	480.000.000
Asfaltado y drenajes, vía agrícola Fanfurria El Palmar. Municipio San Genaro Estado Portuguesa	300.000.000
Construcción del Gimnasio Cubierto. Municipio Ospino Estado Portuguesa	1.100.000.000
Construcción de defensa en gaviones revestidos, margen izquierdo sector Nva. Florida y asfaltado de siete kilómetros. Municipio Sta Rosalia. Estado Portuguesa	230.000.000
Asfaltado de calles en barrios marginales. Mcpio. San Rafael de Onoto Estado Portuguesa	300.000.000
Construcción de la II Etapa del Liceo "José Laurencio Silva" de Tinaquillo. Mcpio Falcón. Gobernación Estado Cojedes.	2.950.000.000
Construcción de la Vía alterna Troncal 05. Av Universidad. San Carlos. Gobernación Estado Cojedes.	2.900.000.000
Equipamiento del ambulatorio urbano II. La Milagrosa. Gobernación Estado Cojedes.	300.000.000
Equipamiento ambulatorio Urbano II La Milagrosa de Macapo. Municipio Lima Blanco Estado Cojedes.	300.000.000
Construcción auditorio de Turmero. Mcpio. Santiago Mariño. Gobernación Estado Aragua	400.000.000
Reparaciones mayores ancianato de Turmero. Municipio Santiago Mariño. Gobernación Estado Aragua	900.000.000
Construc. del hospital ambulatorio La Segundera. Cagua Mcpio. Sucre. Gobernación Estado Aragua	1.500.000.000
Reparación techo de la iglesia Nuestra Sra. de Guadalupe. Mcpio. José Félix Ribas. Gobernación Estado Aragua	300.000.000
Reestructuración del Teatro Ribas. Mcpio. José Félix Ribas. Gobernación Estado Aragua	300.000.000
Equipamiento del Hogar Padre Machado. La Victoria. Mcpio. José Félix Ribas. Gobernación Estado Aragua	200.000.000
Polideportivo Las Mercedes Reestructuración. Mcpio. José Félix Ribas. Gobernación Estado Aragua	500.000.000
Reestructuración del parque La Estación. Mcpio. José Félix Ribas. Gobernación Estado Aragua	600.000.000
Continuación Av. Intercomunal La Mora El Consejo. Gobernación Estado Aragua	1.000.000.000
Continuación Av. José Félix Ribas. Mcpio. José Félix Ribas. Gobernación Estado Aragua	800.000.000
Equipamiento del ambulatorio del Norte. Gobernación Estado Aragua	1.000.000.000
Equipamiento A.C. Biblioteca Virtual de Aragua. Gobernación Estado Aragua	400.000.000
Equipamiento de FAJE, Fondo de apoyo juvenil y estudiantil del Edo. Aragua. Gobernación Estado Aragua	400.000.000
Equipamiento del Tecnológico Universitario de La Victoria. Núcleo Barbacoa. Mcpio. Urdaneta. Gobernación Estado Aragua	300.000.000
Adquisición y remodelación sede A.C. Esc. de Formación Integral y Artística de Venezuela. Asociación Civil Escuela de Formación Integral y Artística Estado Aragua	200.000.000
Construc. del Liceo "Melicia Nieve de Tejeras" Mcpio. Zamora Estado Aragua	400.000.000
Construc. Casa de los Niños "Inocencio de Utreras" Mcpio. Zamora Estado Aragua	400.000.000

Construcción Escuela Técnica Agropecuaria Mcpio. Rio Negro Parroquia Casiquiare Estado Amazonas	1.060.000.000
Pavimentación Pista Aterrizaje Mcpio. Rio Negro Parroquia Casiquiare Estado Amazonas	800.000.000
Ampliacion y Equipamiento Hospital de Rio Negro Mcpio. Rio Negro Estado Amazonas	1.200.000.000
Escuela Bolivariana "Martha González". Mcpio. Cardenal Quintero. Sto. Domingo.-Gobernación Edo. Mérida	1.000.000.000
Rehab. y ampliac. de la planta física del Jardin de Infancia "Febres Cordero". Gobernación Edo. Mérida	580.000.000
Construc. de la 2da. Etapa de la escuela "Francisco Uzcátegui Dávila". Mcpio. Aricagua. Gobernación Edo. Mérida	500.000.000
Construcción. Parque industrial "Maximiliano Marquina" Ampliación U.E. "Rafael María Torres". Mcpio. Andrés Bello (La Azulita) Edo. Mérida	350.000.000
Polideportivo "La Azulita" 1ra. Etapa.-Mcpio. Andrés Bello (La Azulita) Edo. Mérida	650.000.000
Construc. Liceo en San Rafael de Alcázar.-Mcpio. Obispo Ramos de Lora .Edo Mérida	476.000.000
Construc. Sede IUTE. Extens.Tucaní. Mcpio. Caracciolo Parra y Olmedo.Edo Mérida	1.000.000.000
Construc. Nva. Sede Hospital "Heriberto Romero" Mcpio. Pinto Salinas Edo. Mérida	800.000.000
Constuc. del Liceo U.E. "El Portón. Sta Cruz de Mora. Mcpio. Pinto Salinas Edo. Mérida	450.000.000
Construc. del Liceo combinado "Rafael Rondón Márquez". Mcpio. Alberto Adriani Edo. Mérida	500.000.000
Construc. Sede principal Instituto Universitario de Ejido. Mcpio. Campo Elías Edo. Mérida	1.200.000.000
Const. C.Comb. "Gerónimo Maldonado" Mcpio. Rivas Dávila Edo. Mérida	600.000.000
Culminación de la sede del hospital materno infantil "Ema de Díaz".Mcpio. Zea Edo. Mérida	70.000.000
Ampliación del ambulatorio "Alberto Adriani" sala de rayos X y laboratorio clínico. Mcpio. Zea Edo. Mérida	40.000.000
Culminación de la UE " José Ramón Vega". Mcpio. Zea Edo. Mérida	150.000.000
Techado del Liceo "José Ramón Vega". Mcpio. Zea Edo. Mérida	60.753.000
Ampliación de la escuela básica "Felix Román Duque" Mcpio. Tovar Edo. Mérida	300.000.000
Culminación EB "Ananías Avendaño".Mcpio. Tovar. Edo. Mérida	200.000.000
Mercado Municipal Puerto La Cruz Mun. Sotillo Estado Anzoátegui	3.000.000.000
Continuación del Boulevard del Paseo Colón Mun. Sotillo Estado Anzoátegui	2.500.000.000
Dotación Hospital Dr. José Alam Mun. Sotillo Estado Anzoátegui	1.000.000.000
Pavimentación y Asfaltado en diferentes calles del Mun. Cagigal Estado Anzoátegui	400.000.000
Rectificación de drenajes y reasfaltado Ave. Raúl Leoni Zona Industrial los Montones Mun. Simón Bolívar Estado Anzoátegui	1.000.000.000
Rehabilitación de la vía L014 Boca de Tigre- Crucero de Carapitas-Santa Inés Mun. Simón Bolívar Estado Anzoátegui	500.000.000
Terminal de Pasajeros de Barcelona Mun. Simón Bolívar Estado Anzoátegui	800.000.000
Saneamiento del Mercado Municipal de Tronconal Mun. Simón Bolívar Estado Anzoátegui	500.000.000
Construcción del Teatro de Barcelona II Etapa Mun. Simón Bolívar Estado Anzoátegui	600.000.000
Ornato y Embellecimiento de las áreas verdes de la Ave. Principal de Lecherías Mun. Urbaneja Estado Anzoátegui	400.000.000
Construcción de drenajes en diferentes sectores del Mun. Urbaneja Estado Anzoátegui	500.000.000
Ornato y embellecimiento de las áreas verdes de la Ave. Principal Dr. Daniel Camejo Octavio del Complejo Turistico el Morro Mun. Urbaneja Estado Anzoátegui	500.000.000
Construcción de casa de la Cultura Cacique Toronoima Mun. Guanta Estado Anzoátegui	400.000.000
Mejoramiento ambiental y ordenación del Boulevard Valentín González Mun. Guanta Estado Anzoátegui	500.000.000
Intersección Vial salida Norte de El Tigre Mun. Simón Rodríguez Estado Anzoátegui	1.000.000.000
Mercado Metropolitano Mun. Simón Rodríguez Estado Anzoátegui	1.000.000.000
Continuación Ave. Winston Churchill Mun. Simón Rodríguez Estado Anzoátegui	1.000.000.000
Gran Teatro Metropolitano de Oriente Gobernación Estado Anzoátegui	900.000.000
Metro de Anzoátegui Gobernación Estado Anzoátegui	3.000.000.000
Continuación Autopista Cantaura-El Tigre Gobernación Estado Anzoátegui	4.000.000.000

II Etapa remodelación del Casco Urbano de Juan Griego Mun. Marcano Estado Nueva Esparta	250.000.000
Culminación de Gimnasio cubierto de Juangriego Mun. Marcano Estado Nueva Esparta	250.000.000
Ampliación y mejoras del Estadium Chuito Torres de Juangriego Mun. Marcano Estado Nueva Esparta	250.000.000
Electrificación variante de Juangriego -taguantar y ave. Jesus Rafael Leandro, Juan de Castellanos y Chalia Mata Estado Nueva Esparta	250.000.000
Remodelación y Desarrollo del urbanismo de Punta de Piedras del Mun. Tubores Estado Nueva Esparta	441.000.000
Culminación de Hospital "Armando Mata Sánchez" de Punta de Piedras. Mun. Tubores Estado Nueva Esparta	300.000.000
Reconstrucción de la Unidad Educativa Tubores, Punta de Piedras. Mun. Tubores Estado Nueva Esparta	300.000.000
Construcción del Liceo de las Giles, del Mun. Tubores Estado Nueva Esparta	250.000.000
Asfaltado y Reasfaltado de Calles, aceras y brocales de las calles del Mun. Villalba Estado Nueva Esparta	250.000.000
Construcción del Liceo U.E. Nacional Monay Mcpio. Pampán Estado Trujillo	800.000.000
Asfaltado de Via Granados-Cheregue Mcpio. Bolívar Estado Trujillo	700.000.000
Construcción tramo Las Pulgas-La Floresta Mcpio. Valera Estado Trujillo	1.900.000.000
Construcción del Liceo La Mesa de Esnujaque Mcpio. Urdaneta Estado Trujillo	1.000.000.000
Rehabilitación de Infraestructura del casco Urbano Boconó Mcpio. Boconó Estado Trujillo	700.000.000
Rehabilitación Vía Loma San Miguel Mcpio. Boconó Estado Trujillo	100.000.000
Rehabilitación Vía El Potrerito Mcpio. Boconó Estado Trujillo	100.000.000
Recuperación de Bienes del Patrimonio Histórico de Niquitao Mcpio. Boconó Estado Trujillo	100.000.000
Conexión casco Central - Pueblo Nuevo, Mcpio. Trujillo Gobernación del Estado Trujillo	2.000.000.000
Soluciones Viales para El casco central de la Ciudad de Trujillo Mcpio. Trujillo Estado Trujillo	1.000.000.000
Aguas Blancas Mcpio. Sucre Estado Trujillo	600.000.000
Rehabilitación Carretera Butaque-Pampanito-La Concepción Mcpio. Pampanito Estado Trujillo	750.000.000
Mejoras Vialidad Mcpio. Biruaca Estado Apure	400.000.000
Mejoras Vialidad Mcpio. Achaguas Estado Apure	400.000.000
Mejoras de Vialidad del Mcpio. San Fernando de Apure Estado Apure	300.000.000
Construcción y Equipamiento, Módulo Rural, Ambulatorio Tipo II Mcpio. Casacoima Estado Delta Amacuro	320.000.000
Construcción Escuela Técnica de Sierra Imataca Mcpio. Casacoima Estado Delta Amacuro	420.000.000
Construcción de Preescolar Bolivariano, Sector Piacoa Mcpio. Casacoima Estado Delta Amacuro	320.000.000
Construcción Preescolar Bolivariano Mcpio Pedernales Estado Delta Amacuro	400.000.000
Construcción de Liceo Mcpio Pedernales Estado Delta Amacuro	800.000.000
Ambulatorio Rural Tipo III Mcpio Pedernales Estado Delta Amacuro	700.000.000
Vialidad Sector Punta Tarmas a Chichiriviche de la Costa Chichiriviche Gobernación Estado Vargas	3.179.200.000
Construcción Hospital General Catia La Mar Gobernación Estado Vargas	6.000.000.000
Construcción del Puente Norte sobre el Río Cerro Grande Caraballeda Gobernación Estado Vargas	600.000.000
Construcción Sistema de Drenaje El Rincón Maiquetía Gobernación Estado Vargas	800.000.000
Construcción de Puente La Pedrera sobre el Río Curucuti. Carlos Soublette Gobernación Estado Vargas	600.000.000
Equipamiento transporte Fluvial y Agrícola Mcpio. Autana Estado Amazonas	120.000.000
Escuela Básica Bolivariana Mcpio. Autana Estado Amazonas	350.000.000
Redes Eléctricas Mcpio. Manapiare Estado Amazonas	200.000.000
Reconstrucción Escuela Granja Bolivariana Mcpio. Manapiare Estado Amazonas	300.000.000
Pavimentación Pista Aterrizaje Mcpio. Manapiare Estado Amazonas	1.100.000.000

Construcción I Etapa Subestación Eléctrica de Yaguaraparo Alcaldía del Municipio Cajigal Estado Sucre	700.000.000
Conclusión del Gimnasio de Mariguitar, Municipio Bolívar Alcaldía del Municipio Bolívar Estado Sucre	250.000.000
Rehabilitación Vial. Pavimentación y Asfaltado de Carreteras Agrícolas Caratal-Río Fijo - Santa Cruz - LaVega - La Gloria - Caldo Cury. Municipio Bolívar Estado Sucre	250.000.000
Construcción de la Ultima Etapa Terminal de Pasajeros de Casanay, Municipio Andrés Eloy Blanco, Estado Sucre	250.000.000
Culminación de la Unidad Educativa de San Vicente, Municipio Andrés Eloy Blanco, Estado Sucre	250.000.000
Rehabilitación y Consolidación Vial del Municipio Andrés Mata, Servicio Municipal de Vialidad del Municipio Andrés Mata, (SEMVAM), Alcaldía del Municipio Andrés Mata Estado Sucre	500.000.000
Construcción, Reparación, Remodelación de Viviendas del Municipio Andrés Mata, Instituto Municipal de la Vivienda de Andrés Mata (IMVAM), Municipio Andrés Mata, Estado Sucre	1.000.000.000
Instalación y Equipamiento de la Planta Asfáltica para el Municipio Andrés Mata Estado Sucre	500.000.000
Rehabilitación Vial del Municipio Mejias, Gobernación del Estado Sucre	250.000.000
Rehabilitación Vial de las Calles Principales del Municipio Salmerón Acosta, Gobernación del Estado Sucre	200.000.000
Rehabilitación de la Vía Muelle de Cariaco - Sabana de Piedra, L002, Tramo Muelle de Cariaco Limite Monagas, Gobernación del Estado Sucre	2.000.000.000
Recuperación del Casco Histórico de Cumaná, Sector Plaza Santa María. Gobernación Estado Sucre	250.000.000
Terminal de Pasajeros de rutas urbanas y extraurbanas, Porlamar Municipio. Mariño Gobernación Estado Nueva Esparta	250.000.000
Ave. Intercomunal Juan Griego- Santa Ana, La Asunción I Etapa (incluye expropiación de Terrenos.) Municipio Marcano Gobernación Estado Nueva Esparta	500.000.000
Paseo Peatonal Playa el Agua Municipio. Antolín del Campo Gobernación Estado Nueva Esparta	500.000.000
Dotación de los Lab. de Tecnología e Informática, Biología, Química, Física de los Plant. Educativos del Edo. Nueva Esparta Gobernación Estado Nueva Esparta	500.000.000
Consolidación de la vialidad agrícola del Municipio Antolín del Campo Estado Nueva Esparta	200.000.000
Rehabilitación del Casco Histórico de la Asunción Municipio Arismendi Estado Nueva Esparta	200.000.000
Sistema de cloacas Sabana de Guacuco Mun. Arismendi Estado Nueva Esparta	200.000.000
Consolidación vial: aceras, brocales y asfaltado de calles de la Parroquia Silva del Mun. Maneiro Estado Nueva Esparta	250.000.000
Acondicionamiento de obras civiles y construcción del sistema de alumbrado del estadio de beisbol Argenis Gómez de Carapacho, del Mun. Díaz Estado Nueva Esparta	200.000.000
Complejo Deportivo el Espinal del Mun. Díaz Estado Nueva Esparta	200.000.000
Rehabilitación vial, asfaltado y Reasfaltado de calles de Altagracia, Pedro González, la Vecindad, Santa Ana , el Maco, Tacarigua y el cercado del Mun. Gómez Estado Nueva Esparta	250.000.000
II etapa Construcción Ave. Juan de Castellanos tramo Catame- Playa Caribe (incluye expropiación de terrenos) Municipio Gómez Estado Nueva Esparta	300.000.000
I Etapa Construcción del paseo del Mar, Playa Guayacán del Mun. Gómez Estado Nueva Esparta	200.000.000
Construcción del paseo del Mar, Juan Griego, (incluye expropiaciones) Mun. Marcano Estado Nueva Esparta	250.000.000
Rehabilitación vial Mun. Marcano Estado Nueva Esparta	250.000.000
II etapa Ave. Intercomunal de Juangriego Catame- Altagracia Mun. Marcano Estado Nueva Esparta	250.000.000
Construcción de Faro de recalada en el Fortin la Galera- Juangriego Mun. Marcano Estado Nueva Esparta	250.000.000
Etapa Final del Terminal de Pasajeros de Juangriego. Incluye Obras de Servicios Adyacentes Mun. Marcano Estado Nueva Esparta	250.000.000

Rehabilitación de Asfaltado y Construcción de Obras de Drenaje Las Adjuntas, Sanare Municipio Morán Edo. Lara	500.000.000
Culminación del Terminal de Pasajeros del Tocuyo Mcpio. Morán. Edo. Lara	700.000.000
Construcción del Mercado Municipal Cabudare Mcpio. Palavecino . Edo. Lara	330.000.000
Construcción de Aceras y Brocales en Las Cuibas, Agua Viva Mcpio. Palavecino . Edo. Lara	200.000.000
Construcción Acceso Vial y Superintendencia Forestal del Parque Terepaima Mcpio. Palavecino . Edo. Lara	250.000.000
Continuación Asfaltado Gamelotal - Buria Mcpio. Simón Planas . Edo. Lara	1.000.000.000
Construcción de Drenajes y Aceras en Av. Francisco de Miranda. Parroquia Trinidad Samuel Municipio Torres. Edo. Lara	500.000.000
Continuación Carretera Carora - Siquisique. II Etapa Mcpio. Torres . Edo. Lara	1.280.000.000
Construcción Liceo Quebrada Arriba. Parroquia El Blanco Mcpio. Torres . Edo. Lara	1.000.000.000
Construcción de Edificaciones Escolares y Deportivas Mcpio. Urdaneta Edo. Lara	300.000.000
Programa de Electrificación Mcpio. Urdaneta Edo. Lara	200.000.000
Construcción, ampliación y rehabilitación de red de Ambulatorios Rurales Gobernación . Edo. Lara	800.000.000
Construcción de Red de Comedores Escolares en los Municipios Urdaneta, Simón Planas, Torres, Andrés Eloy Blanco, Morán y Jiménez Gobernación . Edo. Lara	700.000.000
Programa de Ampliación y Rehabilitación de Centros Educativos del Estado Lara Gobernación . Edo. Lara	120.000.000
Mejoras y Ampliación U.E. Padre de Las Casas, Parroquia Juan de Villegas. Municipio Iribarren Gobernación . Edo. Lara	300.000.000
Construcción de Escuela de Niños Especiales en Morere. Mcpio. Torres Gobernación . Edo. Lara	500.000.000
Puente sobre el Río Claro, Caserio EL Plan Parroquia Juárez, Mcpio. Iribarren Gobernación . Edo. Lara	240.000.000
Construcción de 6 Salones y Rehabilitación de la Escuela Básica y Unidad Educativa Francisco Herrera Vega. Aldea Casimiro Vásquez Alcaldía del Municipio Veroes Estado Yaracuy	750.000.000
Culminación de Cementerio Municipal (Tercera Etapa) Alcaldía del Municipio Nirgua Estado Yaracuy	480.000.000
Construcción Estadium de Nirgua Alcaldía del Municipio Nirgua Estado Yaracuy	500.000.000
Culminación Av. La Ribereña de Nirgua, Aceras, Brocales y Asfaltado Alcaldía del Municipio Nirgua Estado Yaracuy	400.000.000
Culminación del Mercado Municipal Sabana de Parra Alcaldía del Municipio Paéz Estado Yaracuy	500.000.000
Construcción Sistema de Riego para los Sectores Campesinos de Payares, La Blanquera, La Lima y El Diamante Alcaldía del Municipio Paéz Estado Yaracuy	500.000.000
Primera Etapa Construcción de Puente Alterno "La Libertad" Carrera Uno Urachiche Alcaldía del Municipio Urachiche Estado Yaracuy	800.000.000
Consolidación y Rehabilitación Vías Agrícolas del Municipio Libertador. Alcaldía del Municipio Libertador Estado Sucre	500.000.000
II Etapa del Terminal Marítimo de Chacopata, Municipio Salmerón Acosta, Estado Sucre	250.000.000
Construcción del Gimnasio Cubierto de Güiria, Municipio Valdes, Alcaldía del Municipio Valdes Estado Sucre	500.000.000
Construcción del Puente sobre el Río Cumaná, Sector Bella Vista Alcaldía del Municipio Cajigal Estado Sucre	400.000.000
Asfaltado Vialidad Agrícola La Orqueta - La Orquetilla (12 Km. Aprox.) Alcaldía del Municipio Cajigal Estado Sucre	200.000.000
Construcción del Gimnasio Cubierto en Yaguaraparo Alcaldía del Municipio Cajigal Estado Sucre	300.000.000
Culminación Casa de la Cultura en Yaguaraparo Alcaldía del Municipio Cajigal Estado Sucre	200.000.000
Construcción Muelle Flotante Artesanal y Turístico en el Pauji Alcaldía del Municipio Cajigal Estado Sucre	300.000.000

Acondicionamiento Escuela María Moreno de López, Parroquia Venezuela. Mcpio. Lagunillas, Produzca Edo. Zulia	200.000.000
Construcción de Aulas, Techado de Cancha Deportiva y Reparación General U.E. Galanda Rojas de Contreras, Parroquia Pueblo Nuevo. Mcpio. Valmore Rodríguez Produzca Edo. Zulia	400.000.000
Plan Maestro de Aguas Blancas Barrio Ezequiel Zamora, Parroquia Manuel Manrique, Mcpio. Simón Bolívar Produzca Edo. Zulia	900.000.000
Construcción de la Escuela Granja Viña del Señor, Mcpio. Mara Produzca Edo. Zulia	80.000.000
Red de Cloaca del Barrio La Hoya El Aserradero, Mcpio. Valmore Rodríguez Produzca Edo. Zulia	900.000.000
Reacondicionamiento de la Escuela Parroquia La Victoria, Escuela Nacional Los Teques, Mcpio. Valmore Rodríguez Produzca Edo. Zulia	60.000.000
Construcción de tres aulas de clase Unidad Educativa El Remolino, Mcpio. Valmore Rodríguez Produzca Edo. Zulia	50.000.000
Construcción de Liceo Bolivariano Sector Punta Gorda, Cabimas Produzca Edo. Zulia	1.000.000.000
Consolidación del Barrio La Lucha, Acueducto, Cloacas, Gas, Aceras, Brocales y Asfaltado Municipio Maracaibo Estado Zulia	1.000.000.000
Red de Cloacas II Etapa del Barrio Reyes Magos Municipio Maracaibo Estado Zulia	730.000.000
Red de Cloacas Barrio 7 de Enero Parroquia Francisco Eugenio Bustamante Municipio Maracaibo Estado Zulia	300.000.000
Continuación de la construcción Escuela Catatumbo Municipio Colón Estado Zulia	400.000.000
Construcción del Corredor Vial de la Carretera Falcón-Zulia a Los Puertos de Altagracia Municipio Miranda Estado Zulia	3.000.000.000
Construcción de Complejo Cultural Municipal Municipio Cabimas Estado Zulia	1.500.000.000
Red de Gas Municipio Cabimas Estado Zulia	1.000.000.000
Red de Cloacas Carretera K Municipio Cabimas Edo. Zulia	1.000.000.000
Adquisición Edificio Sede IUTC Cabimas Municipio Cabimas Edo. Zulia	1.500.000.000
Dotación Centro Universitario para la Atención de los Trastornos de la Audición y Lenguaje. Mcpio. Cabimas FUNDALUZ-COL Edo. Zulia	300.000.000
Construcción de aulas Núcleo LUZ-Cabimas FUNDALUZ-COL Edo. Zulia	800.000.000
Construcción del Mercado Municipal Santa Rita Municipio Santa Rita Edo. Zulia	1.000.000.000
Construcción de la vía Santa Cruz Vía Alterna Rosario II Etapa Municipio Sucre Edo. Zulia	600.000.000
Red de Gas Municipio San Francisco Edo. Zulia	1.000.000.000
Asfaltado Carretera Las Virtudes - La Bucarita Mpio. Andrés E. Blanco. Edo. Lara	1.000.000.000
Rehabilitación Parque Barro Negro Mcpio. Crespo. Edo. Lara	300.000.000
Inicio Construcción del Mercado Municipal Mcpio. Crespo. Edo. Lara	700.000.000
Asfaltado carretera Humocaro Alto - Guaitó. Parroquia Humocaro Alto Mcpio. Morán. Edo. Lara	1.000.000.000
Inicio Construcción Terminal de Pasajeros en Barquisimeto Mcpio. Iribarren. Edo. Lara	2.800.000.000
Rehabilitación de la Vía Principal de El Ujano, Parroquia Santa Rosa Mcpio. Iribarren. Edo. Lara	1.800.000.000
Estabilización de Taludes Av. Ribereña (Sector El Garabatal) de Barquisimeto, Parroquias Catedral y Concepción Mcpio. Iribarren. Edo. Lara	900.000.000
Asfaltado de Calles y Mejoramiento Vial mediante Bacheo en las calles del Sector Cumbres del Manzano, Parroquia Catedral Mcpio. Iribarren. Edo. Lara	233.000.000
Construcción del Terminal de Pasajeros de Quíbor Mcpio, Jiménez. Edo. Lara	900.000.000
Proyecto de Mejoramiento Mercado de Tintorero Mcpio, Jiménez. Edo. Lara	100.000.000
Continuación Asfaltado Carretera Baños El Rosario - El Potrero - Limoncito - La Represa. Parroquia Humocaro Bajo. Mcpio. Morán. Edo. Lara	1.000.000.000
Continuación asfaltado carretera Cayambe - Ojo de agua- El Cielito. Parroquia Hilario Luna y Luna. Mcpio. Morán. Edo. Lara	1.000.000.000
Mejoramiento de la Vialidad Urbana de El Tocuyo. (Barrios Nubia - La Lagunita - La Carabinera y Santa Rita). Parroquia Bolívar. Mcpio. Morán. Edo. Lara	900.000.000

Construcción sede de la Alcaldía. Mcpio. Andrés Eloy Blanco Edo. Barinas	600.000.000
Construcción del Aula Magna - LUZ Fundadesarrollo. Edo. Zulia	2.500.000.000
Construcción y Dotación de Equipo - Instituto de Investigaciones Económicas LUZ Fundadesarrollo. Edo. Zulia	300.000.000
Infraestructura Escuela de Ingeniería Eléctrica (Sede) LUZ Fundadesarrollo. Edo. Zulia	600.000.000
Acondicionamiento de la Sede Instituto Investigaciones Bioinformática Fundadesarrollo. Edo. Zulia	300.000.000
Adquisición de Equipos Centro de Investigaciones Cardiovascular Fundadesarrollo. Edo. Zulia	100.000.000
Remodelación y Adquisición de Equipo Laboratorio Núcleo LUZ-COL Fundadesarrollo. Edo. Zulia	200.000.000
Construcción Sede Centro de Investigaciones Cardiovascular (Sede de Inst. de Corazón de Occidente) Fundadesarrollo. Edo. Zulia	1.000.000.000
Construcción Sede del Servicio de Información y Documentación Indígena (SEDINI) Fundadesarrollo. Edo. Zulia	200.000.000
Construcción de Ambulatorio Barrio Gaitero, Maracaibo Produzca Edo. Zulia	400.000.000
Construcción de Comedor Escuela Luis Guillermo Sánchez, Maracaibo Produzca. Edo. Zulia	150.000.000
Construcción de Escuela Régulo Pachano Añez, Maracaibo Produzca. Edo. Zulia	400.000.000
Construcción de nueve (9) salones Parroquia Eclesiástica La Sagrada Familia Parroquia Francisco E. Bustamante, Maracaibo Produzca Edo. Zulia	150.000.000
Refacción y construcción de aulas Escuela Básica Nacional Pedro Iturbe - Raul Leoni, Maracaibo Produzca Edo. Zulia	300.000.000
Acondicionamiento de Instalaciones U.E. Rafael Maria Baralt, Maracaibo Produzca Edo. Zulia	200.000.000
Acondicionamiento Escuela Luis Beltrán Ramos, Maracaibo Produzca Edo. Zulia	60.000.000
Ampliación Escuela Idelma de Morales Barrio Guanipa Matos, Maracaibo Produzca Edo. Zulia	100.000.000
Refacción - Ampliación Escuela Básica Nacional Panamericana, Maracaibo Produzca Edo. Zulia	50.000.000
Construcción del corredor Luis Homez B/Los altos I y II, Hato Verde Praderas, San Agustín y Villa Baralt, Maracaibo Produzca Edo. Zulia	700.000.000
Construcción de Escuela Santa Fe II, San Francisco Produzca. Edo. Zulia	400.000.000
Embaulamiento de La Cañada del Sector de Adams Sthormes Parroquia Francisco Ochoa Sector de Adams Sthormes, San Francisco Produzca Edo. Zulia	1.000.000.000
Acueducto del Barrio Manzanillo - Cooperativa SEGACO, San Francisco Produzca Edo. Zulia	727.000.000
Culminación Aceras y Brocales, Asfaltado Barrio 24 de Julio, Sector 1, San Francisco Produzca Edo. Zulia	150.000.000
Reparación de varias aulas Escuela Almirante Padilla, Municipio Colón Produzca Edo. Zulia	200.000.000
Acondicionamiento de Cancha Deportiva Escuela Evaristo Labrador, Mcpio. Colón Produzca Edo. Zulia	50.000.000
Construcción de un (R2) Escuela Básica La Florida, Mcpio. Colón Produzca Edo. Zulia	70.000.000
Asfaltado de Calles, aprox. 700 mts. Barrio Camino Alegre, Av. 31 Calles Santa Teresa y Santa Elena, Parroquia Germán Ríos Linares. Cabimas Produzca Edo. Zulia	50.000.000
Mejoramiento de Servicios Públicos y Asfaltado Sector El Dividive, Parroquia Carmen Herrera, Cabimas Produzca Edo. Zulia	150.000.000
Asfaltado, Aceras y Brocales del Barrio Federación II, detrás del Cementerio Municipal, Parroquia San Benito. Cabimas Produzca Edo. Zulia	200.000.000
Asfaltado, Aceras y Brocales del Barrio Monseñor Roberto Luckert, Parroquia Germán Ríos Linares, Cabimas Produzca Edo. Zulia	300.000.000
Acondicionamiento y Dotación Preescolar Lagunita Código 004100159, Parroquia José Hernández, Cabimas Produzca Edo. Zulia	70.000.000
Acondicionamiento y Dotación Preescolar Ariani Cumare, Los Laureles, Parroquia Germán Ríos Linares, Cabimas Produzca Edo. Zulia	70.000.000
Acondicionamiento Escuela José Maria Vargas, Callejón 1, Parroquia Libertad. Lagunillas Produzca Edo. Zulia	300.000.000

Construcción de un muro de pantalla atirantada, barrio cañizito, Parroqia El Valle. Mcpio. Libertador.Dtto. Capital	200.000.000
Club de Abuelo en San Antonio, Parroquia El Valle. Mcpio. Libertador. Dtto. Capital	100.000.000
Elaboración de Proyecto y Construcción de 1ra Fase del Centro Cultural de los Edificios Gran Mariscal de Ayacucho Torre A y B, 19 de Abril Torre A y B, Cabimas, Lagunillas, Anaco, San Tomé y Caripito . Mcpio. Libertador. Dtto. Capital	300.000.000
Remodelación Centro Cultural Cristo Rey, Parroquia 23 de enero. Mcpio. Libertador. Dtto. Capital	200.000.000
Construcción de Caminerías Barrio observatorio, Parroquia 23 de enero. Mcpio. Libertador. Dtto. Capital	100.000.000
Recuperación Integral de la Unidad Educativa El Pauji, Carretera vieja La Guaira, Parroquia Sucre. Mcpio. Libertador. Dtto. Capital	300.000.000
Hospital Tipo I en Santa Teresa del Tuy. Alcaldía Independencia. Edo. Miranda	800.000.000
Parque Recreacional Familiar Santa Teresa del Tuy. Alcaldía Independencia. Edo. Miranda	400.000.000
Ciclo Básico Diversificado en Cartanal Alcaldía Independencia. Edo. Miranda	800.000.000
Polideportivo Avioncito Santa Teresa del Tuy .Alcaldía Independencia. Edo. Miranda	800.000.000
Puente entre Maurica y Rivero. Alcaldía Eulalia Buros . Edo. Miranda	620.000.000
Hospital Tipo I. Alcaldía Eulalia Buros . Edo. Miranda	800.000.000
Centro de entrenamiento Graciano León. Alcaldía Eulalia Buros . Edo. Miranda	550.000.000
Tercera Etapa del Mercado. Alcaldía Eulalia Buros . Edo. Miranda	550.000.000
Sede Policía Municipal. Alcaldía Sucre. Edo. Miranda	1.500.000.000
Mercado Municipal Gloria al Bravo Pueblo. Alcaldía Sucre. Edo. Miranda	1.200.000.000
Vialidad: Corredor alterno sector Mume, como conector Mcpio. Urdaneta (Cúa) con el Mcpio. Cristóbal Rojas (Charallave) Incorporación de un canal alterno Monseñor Pellín como conector carretera nacional a urbanizaciones. Continuación Av. Perimetral desde la Unidad Educativa Lesbia Pater. Prolongación Av. Perimetral, sector industrial Marín. Mejoras diferentes vías del Municipio. Alc.Gral. Rafael Urdaneta Edo. Miranda	835.000.000
Diversas Unidades Educativas. Alc.Gral. Rafael Urdaneta	800.000.000
Vías El Piñal y Guieme, Los Mangos y El Nazareno Alc. Plaza Edo. Miranda	300.000.000
Ambulatorio Barrio Zulia. Alcaldía Plaza Edo. Miranda	300.000.000
Preescolar Barrio Zuma. Alcaldía Plaza Edo. Miranda	300.000.000
Complejo Ferial Alcaldía Plaza Simón Bolívar Edo. Miranda	350.000.000
Ultima etapa Cementerio. Alcaldía Simón Bolívar Edo. Miranda	693.000.000
Terminal de Pasajeros. Alcaldía Simón Bolívar Edo. Miranda	400.000.000
Parque Lagartijo. Alcaldía Simón Bolívar Edo. Miranda	350.000.000
Engranzonado Vialidad Los Mollejones. Alcaldía Simón Bolívar Edo. Miranda	106.000.000
Entrada Principal del Municipio. Alcaldía Simón Bolívar Edo. Miranda	150.000.000
Terminal de Pasajeros Los Lagos Alcaldía Guaicaipuro Edo. Miranda	800.000.000
Distribuidor de La Matica, Panamericana. Alcaldía Guaicaipuro Edo. Miranda	400.000.000
Distribuidor Los Lagos. Alcaldía Guaicaipuro Edo. Miranda	400.000.000
Prolongación Av. Independencia. Alcaldía Guaicaipuro Edo. Miranda	400.000.000
Prolongación Av. José Arévalo - Los Montes Verdes. Alcaldía Guaicaipuro Edo. Miranda	800.000.000
Mejoramiento y Expropiación Av. P. Russo. Alcaldía Guaicaipuro Edo. Miranda	500.000.000
Construc. Comedor UNELLEZ-Núcleo Santa Bárbara. Gobernación Edo. Barinas	250.000.000
Construc. Dotación y equipam. del Hospital Tipo II de Ciudad Bolivia. Mcpio. Pedraza, Gobernación Edo. Barinas	4.600.000.000
Mejoramiento de vías agrícolas en el asentamiento campesino La Colonia de Mijagual (capa de rodamiento, alcantarillado y drenaje). Mcpio. Rojas Edo. Barinas	200.000.000
Carretera ramal Altamira-Caldera. Mcpio. Bolívar Edo. Barinas	300.000.000
Canalización del caño Barrio 5 de Julio. Mcpio. Zamora Bolívar Edo. Barinas	500.000.000
Construccción de drenaje del parque J.J. Mora hasta la carrera 5 con calle 22. Mcpio. Zamora Bolívar Edo. Barinas	600.000.000
Culminación carretera Cantón-Cachicamo. Mcpio. Andrés Eloy Blanco Edo. Barinas	600.000.000

Construcción y Equipamiento de Escuela Básica Bolivariana, Sector Francisca Duarte, Cuarta Etapa, Parroquia Chirica Municipio Caroní Estado Bolívar	480.000.000
Reparación Escuela Técnica Industrial San Félix Municipio Caroní Estado Bolívar	260.000.000
Construcción Célula Académica, Universidad de Guayana, Jardín Botánico, II Etapa, Ciudad Bolívar Municipio Heres Estado Bolívar	380.000.000
Construcción Célula Académica, Universidad de Guayana (UNEG), El Callao, Sur del Estado Bolívar Municipio Roscio Estado Bolívar	240.000.000
Repavimentación de 56 Km. de la Carretera San Félix-El Pao Municipio Caroní Estado Bolívar	2.300.000.000
Repavimentación de 80 Km. Carretera El Manteco El Callao Estado Bolívar	2.500.000.000
Repavimentación Carretera Marcela a Maripa Municipio Sucre Estado Bolívar	2.200.000.000
Construcción 60 Km. Carretera entre Cruce de Pastor, Caserío Los Guires Municipio Cedeño Estado Bolívar	1.000.000.000
Construcción Gimnasio de Boxeo, San Félix Municipio Caroní Estado Bolívar	420.000.000
Hospital de Altagracia de Orituco, Municipio Monagas Gobernación Estado Guárico	1.000.000.000
Rehabilitación de la vía Guayabal - Cazorla Gobernación Estado Guárico	900.000.000
Hospital de Zaraza Gobernación Estado Guárico	900.000.000
Auditórium Municipal Municipio El Socorro Estado Guárico	800.000.000
Construcción de Biblioteca Municipio Las Mercedes del Llano Estado Guárico	700.000.000
Equipamiento de Hospital de Ortiz Gobernación Estado Guárico	400.000.000
Proyectos de Red de Gas Doméstico, Sta. María de Ipire Gobernación Estado Guárico	600.000.000
Mejoramiento de Electrificación rurales Municipio Leonardo Infante Estado Guárico	900.000.000
Extensión de Medicina y Economía, Universidad Rómulo Gallegos, Valle de la Pascua Gobernación Estado Guárico	900.000.000
Remodelación de Hospital, El Sombrero Gobernación Estado Guárico	450.000.000
Consolidación de Barrios, Municipio San José de Guaribe Gobernación Estado Guárico	670.000.000
Continuación de Avenida Octavio La Mina, Calabozo, Municipio Francisco de Miranda (Ejecuta Minfra) Estado Guárico	320.000.000
Reconstrucción de Calzadas Casco Colonial, Calabozo, Municipio Francisco de Miranda (Ejecuta Minfra) Estado Guárico	500.000.000
CADAFE Construcción Electrificación Subterránea y Faroles Casco Colonial, Calabozo Municipio Francisco de Miranda (Ejecuta Minfra) Estado Guárico	300.000.000
Modernización de la Plataforma de Informática de INSETRA. Mcpio. Libertador. Dtto. Capital	1.000.000.000
Creación y Funcionamiento de Auxilio Vial. Mcpio. Libertador. Dtto. Capital	1.000.000.000
Proyecto de Rehabilitación Urbana del Area Cultural Municipal de Caracas "CENSOCC" 2da Fase. Mcpio. Libertador. Dtto. Capital	2.000.000.000
Culminación de la ampliación del Mercado San Martín. Parroquia San Juan. Mcpio. Libertador. Dtto. Capital	2.300.000.000
Recuperación Integral del Paseo Los Próceres y Paseo Los Ilustres. Mcpio. Libertador. Dtto. Capital	3.707.000.000
Recuperación Integral del Paseo Los Caobos. Mcpio. Libertador. Dtto. Capital	700.000.000
Recuperación Integral de la Carretera Panamericana en el Tramo del Municipio Libertador. Mcpio. Libertador. Dtto. Capital	1.500.000.000
Repavimentación, Señalización, aceras, brocales, cunetas, recuperación de las áreas verdes de avenidas, autopistas, vías expresas del Mcpio. Libertador. Mcpio. Libertador. Dtto. Capital	3.000.000.000
Recuperación del Boulevard de Catia - Parroquia Sucre. Municipio Libertador. Dtto. Capital	300.000.000
Rehabilitación del Complejo Deportivo "Andrés Miranda". Mcpio. Libertador. Dtto. Capital	200.000.000
Asfaltado de las vías de penetración en los siguientes barrios: 19 de Abril, 5 de Julio, Las Marías, Zamora, Bruzual, El Topito, La vuelta del Beso, El Estanque, calle Zea, San Antonio, Radio Caracas, Las Mayas, La Laguna, Metropolitana, Eucaliptus, Papelón - Zamora, El Peñón, Parroquia El Valle. Mcpio. Libertador. Dtto. Capital	800.000.000
Construcción del Mercado Popular en la Parroquia El Valle - Coche. Mcpio. Libertador. Dtto. Capital	300.000.000
Construcción de la Concha Acústica y Remodelación de la Plaza Simón Bolívar del Valle, Parroquia EL Valle. Mcpio. Libertador. Dtto. Capital	300.000.000

Asfaltado de calles y zonas adyacentes del Mcpio.Córdoba Edo. Táchira	300.000.000
Mejoras y reparac. Vialidad desde el pte. Zig-Zag-Sta Elena Media Libra y canalizac. del río frío en·el sector río negro. Mcipio Córdoba. Edo. Táchira	100.000.000
Continuación const. Hospital General para la zona norte del Táchira. La Fría. Mcpio. García de Hevia (La Fría) Edo. Táchira	1.000.000.000
Const. edif. Sede del nuevo Liceo para La Fría. Mcpio. García de Hevia (La Fría) Edo. Táchira	700.000.000
Continuación const. edif. Sede Colegio Msr. Sixto Sosa. En La Fría. Mcpio. García de Hevia Edo. Táchira	200.000.000
Mejoras de vialidad. del Mcpio. Independencia (Capacho Independencia) Edo. Táchira	200.000.000
Const. Liceo de la pquia. "Dr. Juan Germán Roscio" Mcpio. Independencia. Edo. Táchira	200.000.000
Ampliación del Liceo "Román Cárdenas" de Capacho, Mcpio. Independencia. Edo. Táchira	300.000.000
Const. estadio de beisbol "Encarnación Rodríguez" Mcpio. Jáuregui (La Grita) Edo. Táchira	600.000.000
Const. de sesenta casas en terrenos propios de los beneficiarios. Mcpio. Jáuregui (La Grita) Edo. Táchira	700.000.000
Terminación y equip. Del Liceo "Cap. Comunero Juan José García de Hevia".La Grita. Mcpio. Jáuregui (La Grita) Edo. Táchira	500.000.000
Reasfaltado principales calles y avenidas de Rubio. Mcpio. Junín (Rubio) Edo. Táchira	500.000.000
Adquisición de terreno y const Liceo "Tierras del Café". El Poblado. Rubio. Mcpio. Junín (Rubio) Edo. Táchira	1.300.000.000
Adquisición del terreno y const. ciudad universitaria UPEL-RUBIO Mcpio. Junín (Rubio) Edo. Táchira	1.000.000.000
Canalización del Rio Caparo Mcpio. Junín (Rubio) Edo. Táchira	600.000.000
Sede IUT. módulo aula y laboratorios básicos. Edo. Táchira	400.000.000
Ampliac. Liceo "Camilo Prada" Mcpio. Michelena Edo. Táchira	200.000.000
Avenida Intercomunal Ureña-Aguas Calientes. Mcpio. Pedro Ma. Ureña (Ureña) Edo. Táchira	400.000.000
Programas de recuperación de vias del Mcpio. Torbes. Mcpio. Torbes (San Josecito) Edo. Táchira	800.000.000
Construcción y Equipamiento de la Unidad de Terapia Intensiva del Hospital de Pediatría Menca de Leoni, Sector Guaiparo, Parroquia Dalla Costa Municipio Caroni Estado Bolívar	5.000.000.000
Culminación de la Ampliación de la Emergencia en el Hospital Raúl Leoni, Sector Guaiparo, Parroquia Dalla Costa Municipio Caroní Estado Bolívar	1.000.000.000
Adquisición de 2 Tomógrafos para los Hospitales Uyapar en la Parroquia Universidad y Raúl Leoni, Sector Guaiparo, Parroquia Dalla Costa. Municipio Caroni Estado Bolívar	500.000.000
Culminación de Construcción del Hospital en la Parroquia Pedro Cova, El Manteco Municipio Piar Estado Bolívar	890.000.000
Remodelación y Equipamiento Comedor Popular de San Félix Municipio Caroni Estado Bolívar	260.000.000
Construcción y Equipamiento de Preescolar Bolivariano, Sector Francisca Duarte, IV Etapa, Parroquia Chirica Municipio Caroní Estado Bolívar	330.000.000
Construcción y Equipamiento de Escuela Básica Bolivariana en Vista al Sol para 2.500 alumnos, Parroquia Vista al Sol Municipio Caroni Estado Bolívar	720.000.000
Ampliación Escuela Técnica Jara Colmenares de Vista al Sol, Parroquia Vista al Sol Municipio Caroní Estado Bolívar	720.000.000
Mejoras de Escuela Básica de Villa Colombia Municipio Caroní Estado Bolívar	380.000.000
Construcción Liceo Profesional, Sector 25 de Marzo, San Félix Municipio Caroní Estado Bolívar	720.000.000
Construcción de Preescolar Bolivariano, Sector Quebrada Honda, Parroquia Rural Pozo Verde Estado Bolívar	320.000.000
Construcción Célula Académica Universidad de Guayana (UNEG) Puerto Ordaz, Parroquia Universidad Estado Bolívar	380.000.000
Construcción Estadium de Beisbol Menor del Sur. Municipio Caroní Puerto Ordaz Estado Bolívar	380.000.000

Mejoramiento de barrios de Caracas CAMEBA	32.457.390.006
Metro de Los Teques	28.992.755.700
Metro de Maracaibo	63.044.747.270
Metro de Valencia	80.000.000.000
Modernización Aeropuerto Control de Tráfico Aéreo	28.992.755.700
Nuevo Programa para Finalizar Ferrocarril Caracas-Tuy Medio I y II Etapa	160.000.000.000
Programa de Ferrocarriles (Plan Ferroviario)	80.000.000.000
Plan Nacional de Viviendas PROVIS I INAVI	8.000.000.000
Plan Nacional de Vivienda de Interés Social II PROVIS II INAVI	17.257.359.460
Programa Nacional de Transporte Urbano FONTUR	20.000.000.000
Proyectos de Infraestructura Social (PISO) FUNDACOMUN	17.395.653.420
Sistema Automatizado de Administración y Gestión del Espacio del espectro Radioeléctrico (SAAGER) CONATEL	3.000.000.000
Rehabilitación de Carreteras, puentes y túneles (VIAL III)	50.000.000.000
Plan Nacional de Vivienda FONDUR	73.000.000.000
Renovación Flota de Transporte Urbano FONTUR	15.000.000.000
Sistema Mundial de Socorro y Seguridad Marítima	5.000.000.000
Transporte Superficial Metro de Caracas C.A. METRO DE CARACAS	5.059.235.870
Universidad de Oriente MINFRA	2.000.000.000
Universidad Experimental Politécnica A. J. De Sucre MINFRA	2.000.000.000
Planta Física Universidad de Carabobo	2.000.000.000
Sistema de Transporte Masivo de Mérida (Trolebus)	15.000.000.000
Segunda Fase del Edificio de Servicios de la Asamblea Nacional	4.279.650.000
Estructura del Museo Bolivariano de la Asamblea Nacional	1.112.430.000
Remodelación del Edificio Anexo de la Antigua Corte de la Asamblea Nacional	2.205.120.000
Cambio de Peldaños de las Escaleras PPLES. Edf. José Maria Vargas Sede Administrativa de la A.N.	150.440.000
Elaboración de la Sala de Reuniones de la Planta Libre Edf. José Maria Vargas Sede Administrativa de la A.N	945.700.000
Remodelación de los Pisos y Techos de los pasillos del Edificio José Maria Vargas Sede Administrativa de la A.N.	95.880.000
Elaboración de las Oficinas de los Diputados del Edf. José Maria Vargas Sede Administrativa de la A.N.	42.530.000
Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	761.830.000
Centro de Gestión del Conocimiento y Análisis de Políticas de Integración Andina (CEGPA)	2.092.780.000
Universidad Simón Rodríguez	2.000.000.000
Universidad Simón Bolívar Núcleo Vargas	1.000.000.000
Instituto Nacional de Espacios Acuáticos	2.000.000.000
Dirección General de Gestión Urbana. Mcpio. Libertador. Dtto. Capital	7.000.000.000
Autop. San Ctbal.-La Fría. Gobernación del Edo. Táchira	6.000.000.000
Proyecto de reubicación de planta transmisora de la Universitaria 106,5FM. Gobernación del Edo. Táchira	100.000.000
Const. de aulas, laboratorios, salas de computación Liceo "Manuel Díaz Rodríguez" Municipio Bolívar. Gobernación del Edo. Táchira	350.000.000
Escuela Bolivariana. En Altos de Gallardín. Mcpio. Cárdenas (Táriba) Gobernación del Edo. Táchira	200.000.000
Rehab. y ampliación escuela Bolivariana. El Reposo. Mcpio. Rafael Urdaneta (Delicias) Gobernación del Edo. Táchira	350.000.000
Consolidación vía agrícola ramal carretero de los sectores La Capilla, El Umbral. Aldea El Reposo. Mcpio. Rafael Urdaneta (Delicias) Gobernación del Edo. Táchira	200.000.000
Ampliac. Liceo Bernabé Vivas Mcpio. Córdoba (Sta. Ana) Edo. Táchira	100.000.000

Dotación de Vehiculos de Transporte Estudiantil	1.500.000.000
Universidad Centro Occidental Lisandro Alvarado	2.000.000.000

MINISTERIO DE EDUCACION, CULTURA Y DEPORTE	**22.300.000.000**
Fortalecimiento y Modernización de la Educación Técnica y Media Diversificada	12.000.000.000
Modernización INCE	10.000.000.000
Fundación para el Desarrollo de las Bellas Artes Anzoátegui, Festival Internacional Teatro de Oriente	300.000.000

MINISTERIO DE SALUD Y DESARROLLO SOCIAL	**33.204.145.659**
Apoyo al Centro de Acción Social por la Música Fundación del Estado para el Sistema Nacional de llas Orquestas Juveniles.	2.567.416.182
Centro de Investigación y Desarrollo de Vacunas BCG o DPT (Convac) INH	1.071.053.978
Fortalecimiento y Modernización del Sector Salud Instituto Nacional de Higiene Rafael Rangel	15.000.000.000
Apoyo a la Infancia y Adolescencia FONVIS	3.065.675.499
Inversión y Desarrollo Social Fase I PROINDES- FONVIS	4.000.000.000
Fortalecimiento de Red de Servicios de Salud Distrito Metropolitano Instituto Nacional de Higiene Rafael Rangel	6.000.000.000
Gestión de Organización Social (PAIS) FONVIS	1.500.000.000

MINISTERIO DEL TRABAJO	**8.970.000.000**
Proyecto Integral de los Servicios del Ministerio del Trabajo	2.000.000.000
Recuperación del Patrimonio del INCRET, Turismo Social, Cultural y Recreativo	4.000.000.000
Automatización de los Procesos de Control	600.000.000
Instituto Venezolano de los Seguros Sociales (I.V.S.S.), Ampliación y Equipamiento del Area de Terapia Intensiva del Hospital "Dr. Luis Ortega" de Porlamar, Estado Nueva Esparta	1.370.000.000
Instituto Venezolano de los Seguros Sociales (I.V.S.S.), Ampliación y Equipamiento de las Areas de Emergencia Adulto y Pediátrico del Hospital "Dr. Luis Ortega" de Porlamar, Estado Nueva Esparta	1.000.000.000

MINISTERIO DE INFRAESTRUCTURA	**1.415.379.446.256**
Ampliación de Estación de Bombeo Barrio Teotiste de Gallegos Municipio Maracaibo Estado Zulia	500.000.000
Construcción de Vialidad Antiguo Aeropuerto Ezequiel Zamora Municipio Carirubana Estado Falcón	250.000.000
Consolidación de Servicios y Saneamientos Santa Cruz de Mara Municipio Mara Estado Zulia	600.000.000
Construcción de Estación de Bombeo El Manglar, Barrio Santa Rosa Municipio Maracaibo Estado Zulia	2.300.000.000
Autopista Acarigua Barquisimeto	5.000.000.000
Autopista Antonio José de Sucre	15.000.000.000
Autopista José Antonio Páez	15.000.000.000
Poliedro	2.000.000.000
Autopista Oriente Rómulo Betancourt	10.000.000.000
Costa Oriental del Lago de Maracaibo (DUCOLSA)	16.000.000.000
Eje Orinoco-Apure	4.000.000.000
Infraestructura UCV	2.000.000.000
Instituto Autónomo de Ferrocarriles del Estado (IAFE) 2da. Etapa del Sistema Ferroviario de la Región Central, Tramo Pto. Cabello La Encrucijada	160.200.000.000
Inversiones Operativas C.A Metro de Caracas	55.086.235.830
Linea III Tramo El Valle-La Rinconada	80.000.000.000
Linea IV Capuchinos _Plaza Venezuela	15.000.000.000

Desarrollo Instalaciones Urbanas y Fronterizas de la FAC	1.436.423.893
Otros Proyectos Estratégicos	1.307.575.247

MINISTERIO DE AGRICULTURA Y TIERRAS	**41.456.380.000**
Programa para el Fortalecimiento del Sector Acuícola y Pesquero Artesanal	200.000.000
Programa de Fortalecimiento de Granjas Acuícolas	160.000.000
Programa de Insumos Pesqueros	440.000.000
Construcción de un Centro de Acopio de Insumos y Productos Pesqueros (PIACOA)	100.000.000
Rehabilitación del Complejo Industrial Azucarero Ezequiel Zamora	5.000.000.000
Programa de Fortalecimiento de la Ganadería Bufalina	2.000.000.000
Rehabilitación de grandes y medianos Sistemas de Riego a nivel nacional (Instituto Nacional de Desarrollo Rural)	4.000.000.000
Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo (Instituto Nacional de Desarrollo Rural)	1.500.000.000
Construcción de grandes y medianos Sistemas de Riego El Diluvio El Palmar, Estado Zulia	10.000.000.000
Recuperación de 6 Plantas de Silos	2.000.000.000
Recuperación de 2 Frigoríficos	1.000.000.000
Programa de Desarrollo de Comunidades Rurales Pobres	1.663.330.000
Desarrollo de cadenas productivas en la región de Barlovento CIARA	1.822.890.000
Programa de Extensión Agrícola	4.000.000.000
Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semi Árida Lara Falcón (PROSALAFA)	1.070.160.000
Registro de Predios para Inventariar las Tierras Transferencias al IAN	1.000.000.000
Censo de Agua con fines de Uso Agrario Instituto Nacional de Tierras	500.000.000
Saneamiento Catastral y Jurídico de Tierras (IAN-INTI)	2.000.000.000
Programa de afectación de Tierras y Bienhechurías	1.000.000.000
Formulación y Establecimiento de Proyectos Agro Productivos Instituto Nacional de Tierras	2.000.000.000

MINISTERIO DE LA PRODUCCION Y EL COMERCIO	**12.300.000.000**
Capacitación y Participación Comunitaria	1.000.000.000
Campaña Promocional	1.700.000.000
Financiamiento Directo a la pequeña y mediana industria	2.500.000.000
Suscripción de Acciones de Fondo Nacional de Garantías Reciprocas para la PYME	2.500.000.000
Consolidación del Sistema Nacional (Portal de denuncias a nivel Municipal y Estadal)	1.500.000.000
Desarrollo y Fortalecimiento de una Incubadora de empresas de Base Tecnológica en el Edo. Mérida	200.000.000
SENCAMER Virtual	312.000.000
Implantación del Sistema de Calidad de SENCAMER	188.000.000
Construcción y Equipamiento de los Laboratorios Nacionales de Metrología	1.500.000.000
Ejecución de Obras Zona Industrial Zicolca	900.000.000

MINISTERIO DE EDUCACION SUPERIOR	**21.417.180.000**
Modernización de la Educación Técnica (Tecnología superior)	8.000.000.000
Actualización Académica para la Pertinencia Social de las Universidades	5.000.000.000
Oficina de Atención al Estudiante y Defensoría Estudiantil	280.000.000
Apoyo Económico Estudiantil	3.500.000.000
Mejoramiento Continuo del Desempeño Estudiantil	837.180.000
Programa de Orientación Profesional para Estudiantes de la Educación Media Diversificada y Profesional	50.000.000
Mérito Estudiantil	150.000.000
Diagnósticos de Necesidades Estudiantiles	100.000.000

A.2.	EXTRAORDINARIOS	**3.611.918.750.000**
1.	PETROLEROS	**1.831.036.750.000**
	1.1. NO TRIBUTARIOS	**1.831.036.750.000**
	– INGRESOS POR CONCESIONES	1.831.036.750.000
2.	NO PETROLEROS	**1.780.882.000.000**
	2.1. TRIBUTARIOS	**480.882.000.000**
	– IMPUESTO A LOS DÉBITOS A CUENTAS MANTENIDAS EN INSTITUCIONES FINANCIERAS	480.882.000.000
	2.2. NO TRIBUTARIOS	**1.300.000.000.000**
	– UTILIDADES NETAS ANUALES DEL BCV	1.300.000.000.000

B. FUENTES DE FINANCIAMIENTO   **10.847.937.110.000**

B.1.	DISMINUCIÓN DE ACTIVOS FINANCIEROS	**171.537.110.000**
1.	REINTEGRO DE FONDOS CORRESPONDIENTES A EJERCICIOS ANTERIORES	**171.537.110.000**
	– EFECTUADOS POR CUENTADANTES	171.537.110.000
B.2.	INCREMENTO DE PASIVOS FINANCIEROS	**10.676.400.000.000**
1.	PROYECTO DE LEY ESPECIAL DE ENDEUDAMIENTO ANUAL 2003	**10.676.400.000.000**

– PROGRAMAS Y PROYECTOS	**2.740.190.797.523**
MINISTERIO DEL INTERIOR Y JUSTICIA	**76.625.745.608**
Sistema de Identificación Ciudadana y Control Migratorio	20.000.000.000
Reforma del Sistema de Justicia Penal	10.000.000.000
Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano	355.000.000
Construcción y Rehabilitación de Centros Penitenciarios	20.000.000.000
Refacción de la Morgue del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	5.500.000.000
Sistema de Emergencia Metropolitano	3.000.000.000
Capacitación de las Comunidades en autoprotección y eventos adversos	2.175.900.000
Dotación de Equipos de Coordinación Policial y Escuelas Regionales de Policía	544.845.608
Dotación y Equipamiento de la DISIP	2.000.000.000
Modernización y Actualización de la Plataforma Tecnológica del MIJ	1.500.000.000
Apoyo a la Reinserción Social de Delincuentes y de Menores en Situación Irregular	750.000.000
Seguridad Ciudadana y Equipamiento de la Policía de Caracas. Mcpio. Libertador. Distrito Capital	2.000.000.000
Unidades de Apoyo Logístico de la Policía de Caracas. Mcpio. Libertador. Distrito Capital	1.000.000.000
Dotación de Maquinarias y Equipos para la Corporación de los Servicios Municipales. Mcpio. Libertador. Distrito Capital	800.000.000
Red de ambulancias del Edo. Aragua. Gobernación Estado Aragua	6.000.000.000
Equipamiento del cuerpo de bomberos del Edo Aragua.	1.000.000.000
MINISTERIO DE FINANZAS	**3.000.000.000**
Presupuesto y Análisis Político Económico	1.000.000.000
SIGECOF II	2.000.000.000
MINISTERIO DE LA DEFENSA	**210.000.000.000**
Bienestar y Seguridad Social de la FAN	22.817.153.969
Inversión Militar Armada	24.579.664.064
Plan de Recuperación Estratégica de la Fuerza Armada Nacional	15.644.754.088
Inversión Militar Aviación	44.444.308.670
Inversión Militar Ejercito	61.182.022.722
Inversión Militar Guardia Nacional	2.691.722.052
Plan de Mantenimiento de Infraestructura (Armada)	35.896.375.295

* IMPUESTOS GENERALES SOBRE VENTAS E IMPUESTOS SELECTIVOS A LA PRODUCCIÓN Y AL CONSUMO DE BIENES	**7.444.257.780.000**
IMPUESTO AL VALOR AGREGADO	6.273.067.000.000
LICORES	289.602.740.000
CIGARRILLOS	407.645.000.000
FÓSFOROS	1.679.000.000
GASOLINA PARA VEHÍCULOS	221.307.420.000
DERIVADOS DEL PETRÓLEO	120.439.370.000
IMPUESTOS DE TELECOMUNICACIONES	130.517.250.000
* OTROS IMPUESTOS	**7.961.000.000**
APUESTAS LÍCITAS DE CASINOS, SALAS DE JUEGO Y MÁQUINAS TRAGANÍQUELES	**7.961.000.000**
IMPUESTO A LAS APUESTAS LÍCITAS DE CASINOS Y SALAS DE BINGO	2.385.850.000
EXPLOTACIÓN DE MESAS DE JUEGOS DE CASINOS Y MÁQUINAS TRAGANÍQUELES	5.575.150.000
2.2. NO TRIBUTARIOS	**507.434.980.000**
– INGRESOS EMPRESARIALES Y DE LA PROPIEDAD	**28.046.360.000**
* RENTA MINERA	**27.746.900.000**
EXPLOTACIÓN DEL HIERRO	6.826.200.000
EXPLOTACIÓN DE OTROS MINERALES	20.920.700.000
* ARRENDAMIENTO DE BIENES NACIONALES	**183.790.000**
* VENTA DE PUBLICACIONES OFICIALES	**115.670.000**
– TASAS	**340.003.970.000**
* SERVICIOS DE ADUANA	**153.991.000.000**
SERVICIOS DE ADUANAS	153.134.477.600
HABILITACIÓN DE ADUANAS	484.500.000
DERECHOS DE ALMACENAJE	361.400.000
CORRETAJE DE BULTOS POSTALES	122.400
OTROS SERVICIOS DE ADUANAS	10.500.000
* SERVICIO DE CAPITANÍA DE PUERTOS	**39.095.230.000**
DERECHOS DE PILOTAJE	32.286.385.000
HABILITACIÓN DE PILOTAJE	1.932.005.000
SERVICIO DE REMOLCADORES	4.247.600.000
HABILITACIÓN DE CAPITANÍA DE PUERTOS	401.930.000
OTROS SERVICIOS DE CAPITANÍA DE PUERTOS	227.310.000
* SERVICIO DE TELECOMUNICACIONES	**8.447.460.000**
* SERVICIO DE RIEGO Y DRENAJE	**38.990.000**
* BANDAS DE GARANTÍA, CÁPSULAS Y SELLOS	**1.167.260.000**
* SERVICIO DE TRANSPORTE	**8.256.820.000**
DERECHOS DE AVIACIÓN Y NAVEGACIÓN	1.700.450.000
DERECHOS DE TRÁNSITO TERRESTRE	6.556.370.000
* TIMBRES FISCALES	**109.449.850.000**
* SERVICIOS SOCIALES Y ADMINISTRATIVOS	**19.557.360.000**
– MULTAS POR VARIOS RAMOS	**66.119.710.000**
– DIVERSOS	**73.264.940.000**
* INTERESES POR DEMORA	25.131.990.000
* REPAROS DE LA CONTRALORIA GENERAL DE LA REPUBLICA	838.910.000
* INGRESOS VARIOS	47.294.040.000

TITULO II

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO DE LA REPÚBLICA

Artículo 35.- Se aprueba la estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2003, en la cantidad de CUARENTA Y UN BILLONES SEISCIENTOS MIL CUATROCIENTOS VEINTISEIS MILLONES SEISCIENTOS MIL BOLÍVARES (Bs. 41.600.426.600.000).

A. INGRESOS CORRIENTES	**30.752.489.490.000**
A.1. ORDINARIOS	**27.140.570.740.000**
1. PETROLEROS	**13.124.662.690.000**
1.1. TRIBUTARIOS	**903.800.270.000**
– IMPUESTO SOBRE LA RENTA OPERADORAS Y COMERCIALIZADORAS	706.800.270.000
– IMPUESTO SOBRE LA RENTA OTRAS FILIALES Y PDVSA (CASA MATRIZ)	197.000.000.000
1.2. NO TRIBUTARIOS	**12.220.862.420.000**
– INGRESOS EMPRESARIALES Y DE LA PROPIEDAD	**12.220.862.420.000**
∗ RENTA DE HIDROCARBUROS	**9.820.862.420.000**
EXPLOTACIÓN DEL PETRÓLEO	9.455.465.860.000
	365.296.770.000
	85.290.000
TRANSPORTE	14.500.000
∗ DIVIDENDOS DE PDVSA	2.400.000.000.000
2. NO PETROLEROS	**14.015.908.050.000**
2.1. TRIBUTARIOS	**13.508.473.070.000**
– IMPUESTO SOBRE LA RENTA	**3.494.366.800.000**
∗ HIERRO	13.168.000.000
∗ OTROS MINERALES	14.999.800.000
∗ OTRAS ACTIVIDADES	3.466.199.000.000
– IMPUESTOS SOBRE LA PROPIEDAD	**156.128.490.000**
∗ IMPUESTO SOBRE HERENCIAS, LEGADOS Y REGALOS	**28.822.000.000**
SOBRE SUCESIONES, DONACIONES Y DEMÁS RAMOS CONEXOS	28.822.000.000
∗ IMPUESTOS NO PERMANENTES SOBRE LA PROPIEDAD	**127.306.490.000**
DERECHOS DE REGISTRO INMOBILIARIO	127.306.490.000
– IMPUESTO SOBRE EL COMERCIO Y LAS TRANSACCIONES INTERNACIONALES	**2.405.759.000.000**
∗ IMPUESTO DE IMPORTACIÓN	**2.405.759.000.000**
IMPORTACIÓN ORDINARIA	2.403.362.490.000
IMPORTACIÓN DE BULTOS POSTALES	2.396.510.000
– IMPUESTOS INTERNOS SOBRE BIENES Y SERVICIOS	**7.452.218.780.000**

Asamblea
Nacional

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	3.652.049.693
4.07	03	00	00	Transferencias al Exterior	3.652.049.693
4.07	03	99	00	Otras Transferencias al Exterior	3.652.049.693
				- I0088 Parlamento Indígena Venezolano.	29.177.713
				- I0122 Parlamento Amazónico.	46.375.000
				- I0203 Oficina Parlamento Latinoamericano - Grupo Parlamentario Venezolano	2.451.250.560
				- I0204 Parlamento Andino	1.062.029.658
				- I0211 Unión Interparlamentaria Mundial	63.216.762

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	18.164.320.276
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	18.164.320.276
4.07	99	01	00	Transferencias Corrientes Diversas	18.164.320.276
				- S1513 Instituto de Previsión Social del Parlamento	17.274.065.405
				- S1514 Preescolar de la Asamblea Nacional	174.559.093
				- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	175.532.000
				- S1516 Fundación Guardería Infantil "Divina Pastora"	390.163.778
				- S1531 Fondo de Activos, Instalación Física y de Equipos de la Cámara y el Servicio a sus Asambleístas	50.000.000
				- S1532 Fondo de Contratación Colectiva y Remuneraciones Parlamentarias	100.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	811	10.147.306.512
- Directivo	64	2.162.989.968
- Profesional y Técnico	52	766.142.892
- Personal Administrativo	432	5.018.566.560
- Personal de Investigación	2	57.453.624
- Personal Médico	2	32.368.248
- Obrero	259	2.109.785.220
Personal Contratado	614	5.520.486.024
- Empleado	589	5.388.486.024
- Obrero	25	132.000.000
TOTAL	**1.425**	**15.667.792.536**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	137.371.925
4.07	01	00	00	Transferencias Corrientes Internas	137.371.925
4.07	01	02	00	Transferencias Corrientes al Sector Público	137.371.925
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	137.371.925
				- A0926 Servicio Autónomo de Información Legislativa (SAIL)	137.371.925
				?? Recursos Ordinarios	137.371.925

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	52.523.016.164
	- Recursos Ordinarios	36.039.476.164
	- Gestión Fiscal	5.296.400.000
	- Programas y Proyectos	403.840.000
	?? Apoyo al Proceso Presupuestario y Análisis de la Política Económica	403.840.000
	- Otras Fuentes de Financiamiento	10.783.300.000
4.02	Materiales y Suministros	1.788.707.782
	- Recursos Ordinarios	1.488.707.782
	- Otras Fuentes de Financiamiento	300.000.000
4.03	Servicios no Personales	9.652.223.095
	- Recursos Ordinarios	6.832.223.095
	- Gestión Fiscal	1.300.000.000
	- Programas y Proyectos	20.000.000
	?? Apoyo al Proceso Presupuestario y Análisis de la Política Económica	20.000.000
	- Otras Fuentes de Financiamiento	1.500.000.000
4.04	Activos Reales	4.426.840.672
	- Recursos Ordinarios	687.040.672
	- Programas y Proyectos	3.639.800.000
	?? Apoyo al Proceso Presupuestario y Análisis de la Política Económica	24.720.000
	?? Instalación del Sistema de Seguridad Electrónica en las Instalaciones de la Asamblea Nacional	663.640.000
	?? Inversión de la Plataforma Tecnológica de la Asamblea Nacional	2.951.440.000
	- Otras Fuentes de Financiamiento	100.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	755.785.709
	- Recursos Ordinarios	475.785.709
	- Otras Fuentes de Financiamiento	300.000.000
4.07	Transferencias	35.638.266.578
	- Recursos Ordinarios	24.388.266.578
	- Gestión Fiscal	5.900.000.000
	- Otras Fuentes de Financiamiento	5.350.000.000
	TOTAL	**104.784.840.000**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	3.652.049.693
4.07	03	00	00	Transferencias al Exterior	3.652.049.693
4.07	03	99	00	Otras Transferencias al Exterior	3.652.049.693
				- I0088 Parlamento Indígena Venezolano.	29.177.713
				- I0122 Parlamento Amazónico.	46.375.000
				- I0203 Oficina Parlamento Latinoamericano-Grupo Parlamentario Venezolano	2.451.250.560
				- I0204 Parlamento Andino	1.062.029.658
				- I0211 Unión Interparlamentaria Mundial	63.216.762

PROGRAMA: 01 PODER LEGISLATIVO

UNIDAD EJECUTORA: Poder Legislativo

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Elaboración de leyes	Ley	100	104.784.840.000
TOTAL			**104.784.840.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0926	Servicio Autónomo de Información Legislativa (SAIL)	137.371.925
	TOTAL	137.371.925

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	18.164.320.276
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	18.164.320.276
4.07	99	01	00	Transferencias Corrientes Diversas	18.164.320.276
				- S1513 Instituto de Previsión Social del Parlamento	17.274.065.405
				- S1514 Preescolar de la Asamblea Nacional	174.559.093
				- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	175.532.000
				- S1516 Fundación Guardería Infantil "Divina Pastora"	390.163.778
				- S1531 Fondo de Activos, Instalación Física y de Equipos de la Cámara y el Servicio a sus Asambleístas	50.000.000
				- S1532 Fondo de Contratación Colectiva y	100.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	811	10.147.306.512
- Directivo	64	2.162.989.968
- Profesional y Técnico	52	766.142.892
- Personal Administrativo	432	5.018.566.560
- Personal de Investigación	2	57.453.624
- Personal Médico	2	32.368.248
- Obrero	259	2.109.785.220
Personal Contratado	614	5.520.486.024
- Empleado	589	5.388.486.024
- Obrero	25	132.000.000
TOTAL	1.425	15.667.792.536

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	90	259.440.000
IV	258.401 - 308.400	30	104.772.000
V	308.401 - 358.400	50	206.196.000
VI	358.401 - 408.400	52	245.078.400
VII	408.401 - 458.400	61	324.159.384
VIII	458.401 - 508.400	58	342.942.792
IX	508.401 - 558.400	10	64.785.156
X	558.401 - 608.400	54	380.766.360
XI	608.401 - 658.400	78	587.502.840
XII	658.401 - 708.400	88	707.703.168
XIII	708.401 - 758.400	114	1.014.270.672
XIV	758.401 - 808.400	15	140.949.624
XV	808.401 - 858.400	56	571.236.156
XVI	858.401 - 908.400	8	84.200.424
XVII	908.401 Y MÁS	661	10.633.789.560
	TOTAL	1.425	15.667.792.536

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	52.523.016.164
	- Recursos Ordinarios	36.039.476.164
	- Gestión Fiscal	5.296.400.000
	- Programas y Proyectos	403.840.000
	?? Apoyo al Proceso Presupuestario y Análisis de la Política Económica	403.840.000
	- Otras Fuentes de Financiamiento	10.783.300.000
4.02	Materiales y Suministros	1.788.707.782
	- Recursos Ordinarios	1.488.707.782
	- Otras Fuentes de Financiamiento	300.000.000
4.03	Servicios no Personales	9.652.223.095
	- Recursos Ordinarios	6.832.223.095
	- Gestión Fiscal	1.300.000.000
	- Programas y Proyectos	20.000.000
	?? Apoyo al Proceso Presupuestario y Análisis de la Política Económica	20.000.000
	- Otras Fuentes de Financiamiento	1.500.000.000
4.04	Activos Reales	4.426.840.672
	- Recursos Ordinarios	687.040.672
	- Programas y Proyectos	3.639.800.000
	?? Apoyo al Proceso Presupuestario y Análisis de la Política Económica	24.720.000
	?? Instalación del Sistema de Seguridad Electrónica en las Instalaciones de la Asamblea Nacional	663.640.000
	?? Inversión de la Plataforma Tecnológica de la Asamblea Nacional	2.951.440.000
	- Otras Fuentes de Financiamiento	100.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	755.785.709
	- Recursos Ordinarios	455.785.709
	- Otras Fuentes de Financiamiento	300.000.000
4.07	Transferencias	35.638.266.578
	- Recursos Ordinarios	24.388.266.578
	- Gestión Fiscal	5.900.000.000
	- Otras Fuentes de Financiamiento	5.350.000.000
	TOTAL	**104.784.840.000**

ASAMBLEA NACIONAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

De conformidad con el Articulo 187 de la Constitución Nacional de la República Bolivariana de Venezuela, le corresponde a la Asamblea Nacional las siguientes atribuciones:

- Legislar en las materias de la competencia nacional y sobre el funcionamiento de las distintas ramas del Poder Nacional.

- Proponer enmiendas y reformas a la Constitución, en los términos establecidos en la misma.

- Ejercer funciones de control sobre el gobierno y la Administración Pública Nacional en los términos consagrados en la Constitución y la Ley.

- Discutir y aprobar el Presupuesto Nacional y todo proyecto de ley concerniente al Régimen Tributario y al Crédito Público.

- Autorizar créditos adicionales al presupuesto.

- Aprobar las líneas generales del Plan de Desarrollo Económico y Social de la Nación, que serán presentadas por el Ejecutivo Nacional en el transcurso del tercer trimestre del primer año de cada período constitucional.

- Acordar y ejecutar su presupuesto de gastos, tomando en cuenta las limitaciones financieras del país.

- Organizar su servicio de seguridad interna.

- Ejecutar las resoluciones concernientes a su funcionamiento y organización.administrativa.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Elaboración de Leyes	Ley	100	104.784.840.000
TOTAL			**104.784.840.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Poder Legislativo	104.784.840.000
	TOTAL	**104.784.840.000**

Contraloría General de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La Contraloría General de la República, órgano integrante del Poder Ciudadano, dotado constitucionalmente de Autonomía Funcional, Administrativa y Organizativa, para ejercer las funciones de control, vigilancia y fiscalización de los ingresos, gastos y bienes públicos, así como de las operaciones relativas a los mismos, orientará la política presupuestaria para el ejercicio fiscal 2003 a implementar estrategias que le permitan cumplir con eficacia, economía, eficiencia y calidad la misión encomendada por la sociedad. Una de esas estrategias es emplear las bondades que brinda la planificación estratégica para orientar las actividades de fiscalización que tradicionalmente viene realizando, en tal sentido, en coherencia con las potestades que le otorga la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, las acciones de tipo selectivas se dirigirán hacia aquellas áreas de la Administración del Estado cuya situación amerite la intervención inmediata de la Institución, y hacia aquellas en las cuales la acción de control fiscal propenda en el corto y mediano plazo a su mejoramiento y/o fortalecimiento.

Asimismo, en nuestro compromiso de mantener informada a la ciudadanía, y a los fines de establecer estrategias de promoción a la participación ciudadana para coadyuvar a la vigilancia de la gestión fiscal, durante el año 2003 se continuará con la publicación de los resultados alcanzados con cada actuación fiscal, en la página WEB del Organismo Contralor.

La consecución de estos objetivos exige desarrollar acciones en procura de un recurso humano debidamente capacitado y remunerado, concluir la dotación de recursos tecnológicos apropiados y continuar la política de mejoramiento y actualización de los mismos, rediseñar las normativas, procesos operativos y de apoyo en atención a las modificaciones surgidas con motivo de la entrada en vigencia de la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Enmarcado en este contexto el Proyecto de Presupuesto de Gastos para el ejercicio fiscal 2003 del Organismo Contralor asciende a Bs. 63.248,2 millones, de los cuales 57,97% esta destinado gastos de personal, el 13,95% a gastos operativos, y el 28,08% para gastos por concepto de personal jubilado, pensionado y otras transferencias. Esta estructura esta diseñada para cubrir los siguientes requerimientos.

- Política salarial orientada a mantener el poder adquisitivo de los funcionarios del Organismo.

- Políticas de otros beneficios socio- económicos para el personal activo y jubilado del Organismo.

- Jubilaciones y pensiones otorgadas de acuerdo a la normativa vigente.
-
- Abonos mensuales de la prestación social de antigüedad del personal correspondiente al año 2003

- Mantenimiento y mejoras de las instalaciones físicas.

- Fortalecimiento de los sistemas de información.

- Fortalecimiento del proceso de capacitación y desarrollo del personal de la Contraloría.

- Adquisición, repotenciación y mantenimiento de equipos y mobiliario.

- Requerimientos de asesoría profesional especializada.

Finalmente es importante destacar que consistente con las políticas de austeridad que siempre ha mantenido la Contraloría General de la República y con el criterio de ajustar los recursos presupuestarios a los requerimientos de la Institución han dado como resultado que la proporción de recursos destinados a las labores de control con relación al Presupuesto Nacional se estime en aproximadamente 0,16 bolívares por cada 100,00, apreciándose en este indicador una reducción sustancial con relación a los ejercicios precedentes.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Vigilancia Fiscalización y Control	Actuación Fiscal	2.033	63.248.229.600
TOTAL			**63.248.229.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Control Fiscal	63.248.229.600
	TOTAL	**63.248.229.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	36.671.114.660
	- Recursos Ordinarios	25.611.177.060
	- Gestión Fiscal	6.952.000.000
	- Otras Fuentes de Financiamiento	4.107.937.600
4.02	Materiales y Suministros	1.244.100.000
	- Recursos Ordinarios	1.244.100.000
4.03	Servicios no Personales	6.291.954.940
	- Recursos Ordinarios	6.291.954.940
4.04	Activos Reales	1.215.442.000
	- Otras Fuentes de Financiamiento	1.215.442.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	60.000.000
	- Recursos Ordinarios	60.000.000
4.07	Transferencias	17.765.618.000
	- Recursos Ordinarios	13.245.668.000
	- Otras Fuentes de Financiamiento	4.519.950.000
	TOTAL	**63.248.229.600**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.268	14.271.538.080
- Directivo	31	987.192.000
- Profesional y Técnico	797	9.598.124.700
- Personal Administrativo	327	2.904.526.980
- Personal Docente	14	147.038.400
- Obrero	99	634.656.000
Personal Fijo a Tiempo Parcial	3	25.833.600
- Personal Médico	3	25.833.600
Personal Contratado	20	204.000.000
- Empleado	20	204.000.000
TOTAL	**1.291**	**14.501.371.680**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	24	139.680.000
IX	508.401 - 558.400	99	637.560.000
X	558.401 - 608.400	18	127.008.000
XI	608.401 - 658.400	165	1.231.032.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400	259	2.231.755.200
XIV	758.401 - 808.400		
XV	808.401 - 858.400	23	234.472.920
XVI	858.401 - 908.400		
XVII	908.401 Y MÁS	703	9.899.863.560
TOTAL		**1.291**	**14.501.371.680**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	160.000.000
4.07	01	00	00	Transferencias Corrientes Internas	160.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	160.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	160.000.000
				- S0321 Asociación Civil Parque Recreacional El Encantado.	160.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	14.250.000
4.07	03	00	00	Transferencias al Exterior	14.250.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	14.250.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	14.250.000
				- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	12.000.000
				- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	2.250.000

PROGRAMA: 01 CONTROL FISCAL

UNIDAD EJECUTORA: Contraloría General de la República

El Control Fiscal es la actividad principal de la Contraloría General de República, en cuyo contexto, se ejercen las distintas modalidades de inspección y fiscalización que conforman la auditoria del Estado, se evalúan las políticas públicas, así como los resultados de la gestión administrativa de los organismos que administran o custodian fondos y bienes de carácter público. A los fines de alcanzar altos niveles de eficacia en el cumplimiento de la misión encomendada, para el ejercicio fiscal 2003, se prevé optimizar la organización y/o dotación de los recursos humanos, legales, materiales, financieros y tecnológicos, destinados a la verificación de la legalidad, exactitud, sinceridad y correcta inversión de los mencionados fondos y bienes, y a la determinación de responsabilidades y aplicación de sanciones, procesos fundamentales a través de los cuales se cumple la gestión de control.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Vigilancia Fiscalización y Control	Actuación	2.033	63.248.229.600
TOTAL			**63.248.229.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	36.671.114.660
	- Recursos Ordinarios	25.611.177.060
	- Gestión Fiscal	6.952.000.000
	- Otras Fuentes de Financiamiento	4.107.937.600
4.02	Materiales y Suministros	1.244.100.000
	- Recursos Ordinarios	1.244.100.000
4.03	Servicios no Personales	6.291.954.940
	- Recursos Ordinarios	6.291.954.940
4.04	Activos Reales	1.215.442.000
	- Otras Fuentes de Financiamiento	1.215.442.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	60.000.000
	- Recursos Ordinarios	60.000.000
4.07	Transferencias	17.765.618.000
	- Recursos Ordinarios	13.245.668.000
	- Otras Fuentes de Financiamiento	4.519.950.000
	TOTAL	**63.248.229.600**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.268	14.271.538.080
- Directivo	31	987.192.000
- Profesional y Técnico	797	9.598.124.700
- Personal Administrativo	327	2.904.526.980
- Personal Docente	14	147.038.400
- Obrero	99	634.656.000
Personal Fijo a Tiempo Parcial	3	25.833.600
- Personal Médico	3	25.833.600
Personal Contratado	20	204.000.000
- Empleado	20	204.000.000
TOTAL	**1.291**	**14.501.371.680**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	174.250.000
4.07	01	00	00	Transferencias Corrientes Internas	160.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	160.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	160.000.000
				- S0321 Asociación Civil Parque Recreacional El Encantado.	160.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

4.07	03	00	00	Transferencias al Exterior	14.250.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	14.250.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	14.250.000
				- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	12.000.000
				- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	2.250.000

Consejo
Nacional
Electoral

CONSEJO NACIONAL ELECTORAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

Los lineamientos de política presupuestaria que sirvieron de base a la formulación del presupuesto para el ejercicio fiscal 2003, se establecieron tomando como referencia la estructura y funcionamiento del Consejo Nacional Electoral, sin ajustar la estructura programática de acuerdo a la Ley Orgánica del Poder Electoral, cuyo costo ascendería a Bs. 203.797,2 millones. En este presupuesto se le asignaron Bs. 83.895,3 millones quedando por solicitar el monto restante en el periodo fiscal 2003. A continuación se resumen los lineamientos fundamentales:

- Mantener actualizando el registro electoral con la mayor incorporación de tecnología en su proceso.

- Incorporar progresivamente al Poder Electoral, las materias de registro civil que sean de su competencia y centralizar dicha información en la sede central.

- Mantener el control y fiscalización en todas las etapas del proceso en cuanto al cumplimiento de la normativa legal y de los procedimientos relativos a la expedición de cédulas de identidad a venezolanos y extranjeros.

- Formular el plan logístico para la selección, conformación, designación, localización y notificación de los miembros de los organismos electorales subalternos.

- Diseñar y ejecutar programas de adiestramiento y capacitación para los miembros de los organismos electorales subalternos.

- Promover convenios y establecer mecanismo operativos para su ejecución, con instituciones académicas y públicas y/o privadas que colaboraran en la formación y capacitación de los miembros de los organismo electorales subalternos.

- Fortalecer la imagen corporativa del órgano de la administración electoral, tanto hacia el entorno como hacia el interior de la institución, tratando en este último caso de reforzar la motivación y el sentido de pertenencia de sus trabajadores.

- Propiciar la participación ciudadana para la compresión y el ejercicio de la convivencia en democracia, así como educar al elector y al ciudadano.

- Concertar y fortalecer la participación de las organizaciones civiles y los partidos políticos para coadyuvar en las garantías del principio de transparencia de los procesos electorales.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Comicios Electorales	Población Electoral	13.000.000	83.895.300.000
TOTAL			83.895.300.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Consejo Nacional Electoral	83.895.300.000
	TOTAL	**83.895.300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	41.157.494.102
	- Recursos Ordinarios	37.305.653.747
	- Gestión Fiscal	651.840.355
	- Otras Fuentes de Financiamiento	3.200.000.000
4.02	Materiales y suministros	2.765.068.538
	- Recursos Ordinarios	1.487.712.087
	- Gestión Fiscal	285.600.000
	- Otras Fuentes de Financiamiento	991.756.451
4.03	Servicios no personales	24.558.195.369
	- Recursos Ordinarios	7.249.987.266
	- Gestión Fiscal	7.621.427.054
	- Otras Fuentes de Financiamiento	9.686.781.049
4.04	Activos reales	1.490.987.500
	- Gestión Fiscal	98.925.000
	- Otras Fuentes de Financiamiento	1.392.062.500
4.06	Servicio de la deuda pública y disminución de otros pasivos	1.751.007.591
	- Gestión Fiscal	1.751.007.591
4.07	Transferencias	12.172.546.900
	- Recursos Ordinarios	12.172.546.900
	TOTAL	**83.895.300.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.839	14.744.216.160
- Directivo	284	4.161.980.316
- Profesional y Técnico	489	5.041.426.368
- Personal Administrativo	912	5.128.583.616
- Obreros	154	412.225.860
Personal Contratado	253	2.115.558.120
- Empleados	238	2.065.281.960
- Obreros	15	50.276.160
TOTAL	**2.092**	**16.859.774.280**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	258	699.247.308
IV	258.401 - 308.400	88	302.063.316
V	308.401 - 358.400	114	459.115.608
VI	358.401 - 408.400	203	919.878.876
VII	408.401 - 458.400	101	515.890.704
VIII	458.401 - 508.400	22	129.401.328
IX	508.401 - 558.400	65	409.453.980
X	558.401 - 608.400	146	1.014.925.524
XI	608.401 - 658.400	60	452.714.472
XII	658.401 - 708.400	121	981.603.816
XIII	708.401 - 758.400	120	1.038.848.232
XIV	758.401 - 808.400	273	2.617.087.500
XV	808.401 - 858.400	28	278.350.128
XVI	858.401 - 908.400	18	193.106.808
XVII	908.401 Y MÁS	475	6.848.086.680
TOTAL		**2.092**	**16.859.774.280**

PROGRAMA: 01 CONSEJO NACIONAL ELECTORAL

UNIDAD EJECUTORA: Dirección General de Administración y Presupuesto

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Comicios Electorales	Población Electoral	13.000.000	83.895.300.000
TOTAL			**83.895.300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	41.157.494.102
	- Recursos Ordinarios	37.305.653.747
	- Gestión Fiscal	651.840.355
	- Otras Fuentes de Financiamiento	3.200.000.000
4.02	Materiales y suministros	2.765.068.538
	- Recursos Ordinarios	1.487.712.087
	- Gestión Fiscal	285.600.000
	- Otras Fuentes de Financiamiento	991.756.451
4.03	Servicios no personales	24.558.195.369
	- Recursos Ordinarios	7.249.987.266
	- Gestión Fiscal	7.621.427.054
	- Otras Fuentes de Financiamiento	9.686.781.049
4.04	Activos reales	1.490.987.500
	- Gestión Fiscal	98.925.000
	- Otras Fuentes de Financiamiento	1.392.062.500
4.06	Servicio de la deuda pública y disminución de otros pasivos	1.751.007.591
	- Gestión Fiscal	1.751.007.591
4.07	Transferencias	12.172.546.900
	- Recursos Ordinarios	12.172.546.900
	TOTAL	**83.895.300.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.839	14.744.216.160
- Directivo	284	4.161.980.316
- Profesional y Técnico	489	5.041.426.368
- Personal Administrativo	912	5.128.583.616
- Obreros	154	412.225.860
Personal Contratado	253	2.115.558.120
- Empleados	238	2.065.281.960
- Obreros	15	50.276.160
TOTAL	**2.092**	**16.859.774.280**

Ministerio
de Relaciones
Exteriores

MINISTERIO DE RELACIONES EXTERIORES

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

Los compromisos internacionales de la República y las características cada vez más afianzadas de la Política Exterior como política de Estado, constituyen las bases generales para la elaboración del Presupuesto de Gastos para el ejercicio fiscal del año 2003 del Ministerio de Relaciones Exteriores. La programación correspondiente, procura atender las nacientes realidades y exigencias mundiales, teniendo como referencia los nuevos objetivos y estrategias contenidas en los proyectos políticos que la presente administración, ha trazado para la Nación, con miras a una real inserción de Venezuela en el siglo XXI, a través de un proceso modernizador y fortalecedor de sus instituciones democráticas, capaz de responder a las exigencias internas y externas, que buscan dar mayor vitalidad y dinamismo al juego democrático, al libre comercio, la competitividad, la cooperación y solidaridad internacional, la integración regional y el diálogo intercultural.

En Política Internacional, el año 2003 será muy importante para la República Bolivariana de Venezuela por cuanto el Servicio Exterior Venezolano, tendrá como tarea primordial, continuar afianzando el proceso informativo y de defensa en el seno de la Comunidad Internacional, los radicales cambios generados por la revolución pacífica, democrática y participativa que lleva adelante Venezuela y cuyo fundamento, emana de las decisiones que toma la Asamblea Nacional y el Gobierno, por mandato expreso del pueblo venezolano.

En este sentido, el Ministerio de Relaciones Exteriores, continuará la estructuración de una agresiva política exterior, cuya ejecución redundará en beneficios políticos, económicos, financieros, comerciales y culturales para la República. Es decir, tanto el Ministerio de Relaciones Exteriores, como nuestras Embajadas y Oficinas Consulares, llevarán adelante una gestión diplomática integral, de avanzada, cuyo éxito requiere de un presupuesto fortalecido y adecuado al reto de los compromisos internacionales, debido a que un alto porcentaje de dichas acciones, serán ejecutadas en el exterior.

El presupuesto, debe tomar en cuenta la incidencia de las variaciones en el tipo de cambio y los efectos de la inflación, lo cual obviamente encarece los costos de los programas y proyectos que, inevitablemente, habrán de ejecutarse. En este sentido, el Estado Venezolano a través del Ministerio de Relaciones Exteriores, garantizará a nuestras Misiones Diplomáticas y Oficinas Consulares, todo el apoyo necesario, tanto desde el punto de vista de los recursos humanos como desde el punto de vista de los recursos financieros, para la ejecución de las directivas trazadas por el Ciudadano Presidente de la República en el campo de la política exterior.

Dentro de este marco, cobra relevancia el proceso de reestructuración y modernización que lleva adelante el Despacho, cónsono con la aplicación de la Ley de Servicio Exterior; y en lo administrativo, con la continuación de la ejecución del Sistema Integrado de Gestión y Control de las Finanzas Públicas (SIGECOF), que establece un rígido control sobre la ejecución financiera de cada institución del Estado, mediante la programación de todas y cada una de las actividades a desarrollar durante el ejercicio fiscal correspondiente, y que, en apoyo a una dinámica Política Exterior, está contemplado en el Plan Operativo Anual 2003.

Entre los propósitos de la Política Exterior Venezolana figuran: el fortalecimiento de la identidad nacional; la gobernabilidad de la democracia; la dimensión política, económica, social y cultural de la integración; la solidaridad y cooperación regional; la solución pacifica de las controversias; el respeto al Derecho Internacional; la promoción y protección de los Derechos Humanos y Libertades Fundamentales, así como la conformación de un clima de paz, concordia y concertación democrática entre las naciones. Asimismo, se está activando una Diplomacia Comercial que implica adecuar a nuestras Embajadas y Oficinas Comerciales para que actúen como "centros de promoción del comercio, turismo e inversiones", en cumplimiento de objetivos específicos de las Líneas Generales del Plan de Desarrollo Económico y Social 2001-2007.

Tanto para la política bilateral como para la desarrollada a nivel multilateral, la presente administración considera dos esferas básicas de análisis y ejecución: la primera, los espacios geopolíticos, la segunda, los espacios geoeconómicos, donde prevalecen por un lado, aspectos que serán objeto de fortalecimiento y desarrollo y donde se buscará la conformación de asociaciones estratégicas (fronterizas, caribeña, amazónica, andina), y promoviendo por el otro, los aspectos que atañen a la globalización y la interdependencia, que comprenden temas como la democracia social y participativa, el desarrollo sustentable, la seguridad global y la diversidad étnica y cultural.

La presente administración, mantiene sus acciones bajo el enfoque integrado de la Política Exterior y para ello, a nivel interno, se acentuará la labor coordinadora con otros despachos, entes e instituciones públicas, de la Administración Central y Descentralizada, y se garantizarán los esfuerzos para una mayor y más completa formación de sus funcionarios, con miras a alcanzar un mayor peso o influencia en las decisiones que surjan en los ámbitos sub-regional, regional y mundial y que sobre el principio de la acción concertada, afecten los intereses de la nación venezolana.

Venezuela, país líder en la concepción ética de las relaciones internacionales, pone énfasis en la consolidación de una posición articulada y concertada en temas como Derechos Humanos, Medio Ambiente, Comercio, Lucha contra la Delincuencia Organizada (narcotráfico, terrorismo, lavado de dinero), y en fortalecer la capacidad de la Organización de las Naciones Unidas (ONU), Organización Mundial de Comercio (OMC) y de la Organización de los Estados Americanos (OEA), para enfrentar los nuevos desafíos de la realidad continental e internacional en el presente siglo, durante el cual debe llegarse a la conformación de un orden mundial más justo y democrático.

Se prevé continuar con el desempeño de un papel más activo y eficiente, coordinado en el campo de las Comunicaciones entre la Cancillería y las Misiones Diplomáticas y Consulados de Venezuela en el Exterior, así como los distintos Organismos Nacionales y Públicos, garantizando el rol de la Cancillería como órgano planificador y ejecutor de la política exterior del Estado venezolano. Además de cumplir con la ejecución de los compromisos y obligaciones diplomáticas en cuanto al protocolo y ceremonial del Estado, velar por el fiel cumplimiento de las obligaciones internacionales derivadas de la Convención de Viena sobre Relaciones Diplomáticas, en cuanto a las inmunidades y privilegios de los agentes diplomáticos; así como velar por la Casa Amarilla y de los bienes artísticos que se encuentran en su sede.

Participar en las acciones previstas en las programaciones de los Grupos de Alto Nivel de los grupos no alineados de países: Grupo de los Tres, Grupo de los Quince, Grupo de los Setenta y Siete y China, Grupo de Río y la Comunidad Andina de Naciones como mecanismo de cooperación, integración, consulta y concertación política. El afianzamiento de las relaciones bilaterales de Venezuela con los países andinos, MERCOSUR, Comunidad Andina de Naciones, ALCA, Brasil, Caribe, Centroamérica, Guyana, Colombia, Unión Europea, Asia, Medio Oriente, África, Norteamérica y países no miembros de Unión Europea así como de la alianza geopolítica con los miembros de la Organización de Países Exportadores de Petróleo (OPEP), que permita asociar la política energética y la política exterior de Venezuela la participación en el proceso de cooperación financiera a través de los programas de desarrollo para los países de Asia, África, Medio Oriente y América Latina, a través del Fondo OPEP para el Desarrollo Internacional.

Asesorar en las áreas social, ambiental, cultural, política, económica y de seguridad en la relación fronteriza colombo-venezolana. El fortalecimiento de las buenas relaciones entre Venezuela y Colombia en las áreas social, política y económica. Consolidación del papel central de la Comisión Presidencial de Integración y Desarrollo Fronterizo en el proceso de integración andino, regional y hemisférico.

Preservar la negociación bilateral y el diálogo directo con Colombia, con un enfoque de globalidad, como mecanismo idóneo para avanzar en la búsqueda de soluciones a los cinco temas asignados a la Comisión Presidencial Negociadora: delimitación de áreas marinas y submarinas, cuencas hidrográficas, ríos internacionales, demarcación de la frontera terrestre y migraciones, a la luz de los lineamientos estratégicos de la Nación, que estipulan que las relaciones internacionales tendrán un carácter prioritario con Colombia.

Finalmente, el Ministerio de Relaciones Exteriores, continuará insistiendo en desarrollar renovadas estrategias de negociación en materia de inversiones, intercambios económicos, comerciales, de desarrollo y cooperación, representación cultural e imagen, contribución y participación de nuestras representaciones diplomáticas y consulares en las políticas de promoción y diversificación de las exportaciones, el fortalecimiento de las relaciones de Venezuela con el resto de las naciones a nivel bilateral y multilateral, en sintonía con sus verdaderos intereses y la presencia del país en nuevos y potenciales mercados.

Todo este esfuerzo propulsor de la inserción internacional del país, requerirá del fortalecimiento de las Misiones Diplomáticas, con personal adecuado en "cantidad y calidad" y la apertura de nuevas Misiones en aras de profundizar las relaciones diplomáticas con Estados que, política, económica y comercialmente, pueden generar importantes beneficios para nuestro país.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar la preparación de los temas de política exterior y de los programas de las agendas del Ministro, Vice-Ministro y ciudadano Presidente de la República.	Carpeta memorandum	3.600	2.740.194.984
Apoyar a todas las unidades ejecutoras del MRE en la formulación del Plan Operativo Anual y Presupuesto de Gastos; así como en el resguardo y mantenimiento de las condiciones óptimas de funcionamiento.	Plan operativo	254	11.027.495.501
Elaboración de opiniones jurídicas, proyectos de leyes, tratados, convenios y prestar la asistencia jurídica respectiva en todos los acuerdos, en el ámbito interno e internacional.	Acuerdo, convenio	100	323.251.505
Brindar la asistencia protocolar en todos los actos del cuerpo diplomático acreditado en el país y visitas de altos dignatarios, donde participa el Sr. Presidente de la República y el Canciller.	Visita, evento	120	1.063.509.351
Coordinar y evaluar las remuneraciones del personal, programas de rotación y movimiento, concurso público de ingreso y adiestramiento, de acuerdo a la Ley del Servicio Exterior.	Funcionario	2.000	34.288.296.784
Evaluar, verificar y elaborar informes de todas las observaciones, conclusiones, recomendaciones y dictámenes de los reparos administrativos y financieros, de acuerdo a los procedimientos realizados.	Informe	72	218.996.569
Asesorar a las dependencias del servicio interno y servicio exterior del Ministerio de Relaciones Exteriores, en lo relativo al sistema de archivo, investigación histórica y custodia de documentos.	Archivo, documento	100	400.405.224
Prestar asistencia en todos los eventos relacionados con las actividades del Despacho y en los que participe el Gobierno de Venezuela, celebrados a nivel Nacional e Internacional.	Evento	100	219.679.310
Coordinar y asistir todos los eventos interinstitucionales relacionados con la Política Fronteriza, preservar y defender la soberanía, a través de la creación y transformación de puestos fronterizos.	Evento, informe	100	1.457.408.902
Coordinar en la frontera todas las áreas que sean objeto de demarcación, tales como: hitos, brechas y trochas, así como realizar los trabajos de reparar todas aquellas zonas fronterizas demarcadas.	Hito, brecha y trocha	120	127.060.668

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Realizar campañas de inspección a diferentes poblaciones fronterizas, verificando, in situ, censo de personas e información sobre la problemática política, social, económica, cultural y ecológica.	Inspección	60	124.338.000
Ejecutar programas para impulsar la integración con los países limítrofes a través de los convenios y tratados en materia de cooperación fronteriza.	Programa	90	700.000.000
Representar al Gobierno Nacional en la negociación de acuerdos, convenios y demás actos ordinarios de las Relaciones Internacionales, que se realicen con otras Naciones u Organismos Internacionales.	Acuerdo, convenio	720	686.480.176
Reforzar la representación del Gobierno Nacional en todas aquellas Relaciones Internacionales de índole económico, tanto en el orden bilateral como en el multilateral.	Reuniones	1.200	492.786.025
Representar al Estado Venezolano en la suscripción de acuerdos, convenios y programas de cooperación cultural, en el marco bilateral o multilateral.	Acuerdo, convenio	10	421.837.338
Apoyar y fortalecer el establecimiento de Relaciones Consulares con los Estados de la Comunidad Internacional así como asesorar al Canciller en los lineamientos en materia consular.	Circular y memorandum	24	530.859.644
Coordinar y evaluar las remuneraciones y pagos del Personal Diplomático, concurso, diseño y ejecución del programa de rotación y traslados, de acuerdo a lo establecido en la Ley del Servicio Exterior.	Pago	1.500	77.499.702.925
Garantizar los recursos presupuestarios en divisas y en moneda nacional dentro de las disposiciones legales establecidas, para atender los Gastos de Funcionamiento, que requieren las Misiones.	Gasto	142	59.792.436.219
TOTAL			**192.114.739.125**

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	50.281.829.228
02	Soberanía Límites y Asuntos Fronterizos	2.408.807.570
03	Relaciones Internacionales	139.424.102.327
	TOTAL	**192.114.739.125**

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	124.199.224.778
	- Recursos Ordinarios	92.539.091.076
	- Gestión Fiscal	15.405.550.894
	- Otras Fuentes de Financiamiento	16.254.582.808
4.02	Materiales y suministros	6.483.787.862
	- Recursos Ordinarios	2.563.983.163
	- Gestión Fiscal	551.899.381
	- Otras Fuentes de Financiamiento	3.367.905.318
4.03	Servicios no personales	48.619.080.822
	- Recursos Ordinarios	31.966.365.673
	- Gestión Fiscal	3.985.958.588
	- Otras Fuentes de Financiamiento	12.666.756.561
4.04	Activos reales	1.629.515.366
	- Recursos Ordinarios	9.500.000
	- Gestión Fiscal	329.467.600
	- Otras Fuentes de Financiamiento	1.290.547.766
4.06	Servicio de la deuda pública y disminución de otros pasivos	630.600.000
	- Otras Fuentes de Financiamiento	630.600.000
4.07	Transferencias	10.516.280.297
	- Recursos Ordinarios	6.352.349.368
	- Gestión Fiscal	3.532.984.257
	- Otras Fuentes de Financiamiento	630.946.672
4.51	Gastos de defensa y seguridad del estado	36.250.000
	- Gestión Fiscal	36.250.000
	TOTAL	**192.114.739.125**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.936	18.513.402.745
- Directivo	46	1.272.908.832
- Profesional y Técnico	1.249	14.680.401.879
- Administrativo	380	1.867.289.314
- Obrero	261	692.802.720
Personal Contratado	1.554	18.056.169.876
- Empleado	1.508	17.948.603.088
- Obrero	46	107.566.788
TOTAL	**3.490**	**36.569.572.621**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y
SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	49	105.499.860
II	190.081 - 208.400	47	108.694.080
III	208.401 - 258.400	292	808.049.700
IV	258.401 - 308.400	134	450.818.470
V	308.401 - 358.400	38	148.702.602
VI	358.401 - 408.400	186	859.083.307
VII	408.401 - 458.400	70	365.807.093
VIII	458.401 - 508.400	73	425.806.827
IX	508.401 - 558.400	201	1.258.825.168
X	558.401 - 608.400	157	1.103.082.220
XI	608.401 - 658.400	204	1.541.351.707
XII	658.401 - 708.400	77	630.208.919
XIII	708.401 - 758.400	163	1.447.685.654
XIV	758.401 - 808.400	145	1.395.486.926
XV	808.401 - 858.400	146	1.444.937.261
XVI	858.401 - 908.400	119	1.273.567.127
XVII	908.401 Y MÁS	1.389	23.201.965.700
TOTAL		**3.490**	**36.569.572.621**

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0170	Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual.	842.200.000
TOTAL		**842.200.000**

RELACION DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	105.700.000
4.07	01	00	00	Transferencias corrientes internas	5.600.000
4.07	01	01	00	Transferencias corrientes al sector privado	5.600.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	5.600.000
				- S0257 Colegio de Internacionalistas de Venezuela.	5.000.000
				- S0864 Organización Deportiva SUNEP.	600.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	100.100.000
4.07	99	01	00	Transferencias corrientes diversas	100.100.000
				- S0824 Asilados en Política.	64.080.000
				- S0911 Servicio de Intercambio Cultural.	16.020.000
				- S0963 Transferencias Diversas.	20.000.000

RELACION DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	156.292.722
4.07	03	00	00	Transferencias al exterior	156.292.722
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	156.292.722
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	156.292.722
				- I0161 Universidad Latinoamericana y del Caribe	156.292.722

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Dirección General de Servicios Administrativos

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar la preparación de los temas de política exterior y de los programas de las agendas del Ministro, Vice-Ministro y ciudadano Presidente de la República.	Carpeta memorandum	3.600	2.740.194.984
Apoyar a todas las unidades ejecutoras del MRE en la formulación del Plan Operativo Anual y Presupuesto de Gastos; así como en el resguardo y mantenimiento de las condiciones óptimas de funcionamiento.	Plan operativo	254	11.027.495.501
Elaboración de opiniones jurídicas, proyectos de leyes, tratados, convenios y prestar la asistencia jurídica respectiva en todos los acuerdos, en el ámbito interno e internacional.	Acuerdo, convenio	100	323.251.505
Brindar la asistencia protocolar en todos los actos del cuerpo diplomático acreditado en el país y visitas de altos dignatarios, donde participa el Sr. Presidente de la República y el Canciller.	Visita, evento	120	1.063.509.351
Coordinar y evaluar las remuneraciones del personal, programas de rotación y movimiento, concurso público de ingreso y adiestramiento, de acuerdo a la Ley del Servicio Exterior.	Funcionario	2.000	34.288.296.784
Evaluar, verificar y elaborar informes de todas las observaciones, conclusiones, recomendaciones y dictámenes de los reparos administrativos y financieros, de acuerdo a los procedimientos realizados.	Informe	72	218.996.569
Asesorar a las dependencias del servicio interno y servicio exterior del Ministerio de Relaciones Exteriores, en lo relativo al sistema de archivo, investigación histórica y custodia de documentos.	Archivo, documento	100	400.405.224
Prestar asistencia en todos los eventos relacionados con las actividades del Despacho y en los que participe el Gobierno de Venezuela, celebrados a nivel Nacional e Internacional.	Evento	100	219.679.310
TOTAL			**50.281.829.228**

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	28.039.201.796
	- Recursos Ordinarios	10.716.799.292
	- Gestión Fiscal	13.788.115.633
	- Otras Fuentes de Financiamiento	3.534.286.871
4.02	Materiales y suministros	1.103.798.750
	- Recursos Ordinarios	275.949.684
	- Gestión Fiscal	551.899.381
	- Otras Fuentes de Financiamiento	275.949.685
4.03	Servicios no personales	10.647.373.881
	- Recursos Ordinarios	3.155.870.377
	- Gestión Fiscal	3.905.958.588
	- Otras Fuentes de Financiamiento	3.585.544.916
4.04	Activos reales	329.467.600
	- Gestión Fiscal	329.467.600
4.06	Servicio de la deuda pública y disminución de otros pasivos	145.000.000
	- Otras Fuentes de Financiamiento	145.000.000
4.07	Transferencias	9.980.737.201
	- Recursos Ordinarios	6.109.276.375
	- Gestión Fiscal	3.532.984.257
	- Otras Fuentes de Financiamiento	338.476.569
4.51	Gastos de defensa y seguridad del estado	36.250.000
	- Gestión Fiscal	36.250.000
	TOTAL	**50.281.829.228**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	863	6.764.735.518
- Directivo	28	777.063.297
- Profesional y Técnico	371	4.273.196.193
- Administrativo	203	1.021.673.308
- Obrero	261	692.802.720
Personal Contratado	93	494.563.020
- Empleado	71	444.381.900
- Obrero	22	50.181.120
TOTAL	**956**	**7.259.298.538**

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	842.200.000
4.07	01	00	00	Transferencias corrientes internas	842.200.000
4.07	01	02	00	Transferencias corrientes al sector público	842.200.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	842.200.000
				- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual.	842.200.000
				• Recursos Ordinarios	421.100.000
				• Gestión Fiscal	421.100.000

RELACION DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	5.600.000
4.07	01	00	00	Transferencias corrientes internas	5.600.000
4.07	01	01	00	Transferencias corrientes al sector privado	5.600.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	5.600.000
				- S0257 Colegio de Internacionalistas de Venezuela.	5.000.000
				• Gestión Fiscal	5.000.000
				- S0864 Organización Deportiva SUNEP.	600.000
				• Gestión Fiscal	600.000

PROGRAMA: 02 Soberanía, Limites y Asuntos Fronterizos

UNIDAD EJECUTORA: Dirección General de Soberanía, Límites y Asuntos Fronterizos
Consejo Nacional de Fronteras

El desarrollo del Programa 02: "Soberanía, Límites y Asuntos Fronterizos", comprende una serie de actividades, como la delimitación de áreas marinas y submarinas, la demarcación y densificación de los límites terrestres y fluviales y la presencia permanente en las zonas limítrofes, a través de los Puestos Fronterizos y sus coordinadores.

Haciendo énfasis en nuestras Áreas Fronterizas y las obligaciones generadas en los acuerdos, convenios y tratados Internacionales, se impone la presencia de la Dirección General de Soberanía, Límites y Asuntos Fronterizos en los diferentes espacios limítrofes del país, la mayoría de las veces, regidos por una planificación y en otras ocasiones, motivado por incidentes fronterizos, los que obligan a hacer presencia de manera oportuna e inmediata, a fin de resguardar las relaciones de vecindad y realizar actos de soberanía, que permitan preservar nuestra territorialidad.

En este orden, la dinámica de la Política Fronteriza Interior y Exterior, los compromisos contraídos y la necesidad de ejecutar una política de rescate y de activa incorporación que permita practicar el ejercicio efectivo de una acción con los países vecinos y del Caribe, exigen una relación directa de confianza y seguridad en el área, a través de una política internacional de desarrollo sustentable, requiere un presupuesto congruente con dichas necesidades.

Con la finalidad de dar cumplimiento a las metas propuestas para el año 2003, la Dirección General de Soberanía, Límites y Asuntos Fronterizos, orientará sus acciones de la siguiente manera:

• Preservar la integridad del Estado Venezolano, conjuntamente con otros organismos gubernamentales o no, en relación al tema de los ríos y cuencas hidrográficas internacionales.

• Buscar y prestar asesoramiento en temas vinculados a los límites terrestres con las Repúblicas vecinas.

• Contribuir a la formación y capacitación de recursos humanos y divulgación a la opinión pública, de los asuntos en materia de fronteras.

• Recopilar y preservar la documentación relativa a las fronteras terrestres y fluviales con los países vecinos.

• Realizar y participar en foros, reuniones, seminarios, simposios y otras actividades nacionales e internacionales, para mantener informados a los distintos organismos y medios de comunicación, en relación a las diferentes acciones relacionadas con la soberanía de nuestro Territorio Nacional.

• Realizar campañas de Demarcación y Densificación.

• Incrementar la soberanía, a través de la creación de otros puestos fronterizos, lo que mejorará el control y vigilancia de dichas áreas.

• Mejorar y reparar los puestos fronterizos existentes.

• Asesorar y apoyar a estudiantes, profesionales e investigadores en labores inherentes a la materia Fronteriza.

• Incrementar la presencia del personal del la Dirección General en las zonas fronterizas, con el fin de realizar investigaciones de campo y observación directa de la problemática en cuestión.

• Actualizar al personal de la DGSLAF, en los avances técnicos y científicos en materia de información geográfica y asuntos internacionales, así como en materia demarcadora, cartográfica, de planificación y administrativa.

- Continuar la implementación de un sistema de información geográfico computarizado, que coadyuve a analizar y diseñar estrategias para solventar problemas limítrofes fronterizos.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar y asistir todos los eventos interinstitucionales relacionados con la Política Fronteriza, preservar y defender la soberanía, a través de la creación y transformación de puestos fronterizos.	Evento, informe	100	1.457.408.902
Coordinar en la frontera todas las áreas que sean objeto de demarcación, tales como: hitos, brechas y trochas, así como realizar los trabajos de reparar todas aquellas zonas fronterizas demarcadas.	Hito, brecha y trocha	120	127.060.668
Realizar campañas de inspección a diferentes poblaciones fronterizas, verificando, in situ, censo de personas e información sobre la problemática política, social, económica, cultural y ecológica.	Inspección	60	124.338.000
Ejecutar programas para impulsar la integración con los países limítrofes a través de los convenios y tratados en materia de cooperación fronteriza.	Programa	90	700.000.000
TOTAL			2.408.807.570

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	1.698.705.832
	- Recursos Ordinarios	1.310.593.972
	- Gestión Fiscal	388.111.860
4.02	Materiales y suministros	163.517.504
	- Recursos Ordinarios	110.118.504
	- Otras Fuentes de Financiamiento	53.399.000
4.03	Servicios no personales	537.084.234
	- Recursos Ordinarios	270.042.117
	- Gestión Fiscal	80.000.000
	- Otras Fuentes de Financiamiento	187.042.117
4.04	Activos Reales	9.500.000
	- Recursos Ordinarios	9.500.000
TOTAL		2.408.807.570

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	75	631.261.886
- Directivo	3	79.379.151
- Profesional y Técnico	40	419.172.389
- Administrativo	32	132.710.346
Personal Contratado	60	391.758.648
- Empleado	36	334.372.980
- Obrero	24	57.385.668
TOTAL	**135**	**1.023.020.534**

PROGRAMA: 03 Relaciones Internacionales

UNIDADES EJECUTORAS: Dirección General de Política Internacional

Dirección General de Cooperación y Asuntos Internacionales

Dirección General de Economía y Cooperación internacionales

Dirección General de Relaciones Consulares

Dirección General de Asuntos Culturales

DIRECCION GENERAL DE POLITICA INTERNACIONAL

De acuerdo a los lineamientos contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, específicamente el objetivo del fortalecimiento de la soberanía y la promoción de la multipolaridad, enmarcado en el polo internacional, el Gobierno concentrará sus esfuerzos en insertar a nuestro país en el denominado Nuevo Orden Internacional y en el contexto económico implícito en él, así como en promover una posición internacional autónoma e independiente, sobre la cual se puedan construir alianzas y consenso en diversos foros internacionales, alrededor de los temas de las relaciones internacionales, de especial atención a los intereses de la República Bolivariana de Venezuela.

La acción internacional deberá estar basada en una estricta proyección de los objetivos definidos en lo interno. Una transformación radical en todas las estructuras de la vida nacional, que deberá influir necesariamente en cómo somos vistos en el exterior y cómo vemos a la comunidad internacional. Es por ello que se mostrará la nueva visión de Venezuela en dichos foros y eventos internacionales, resaltando lo positivo de los cambios inspirados en los ideales bolivarianos y las dificultades que la puesta en práctica de los mismos deberá acarrear.

Al mismo tiempo, propiciará un mejor posicionamiento en el sistema interamericano, mediante la ejecución de acciones que permitan la integración y el aumento del comercio entre los países del área. También propugnará un mayor acercamiento con las otras regiones del planeta, privilegiando el diálogo Sur-Sur y el cumplimiento de una labor más activa en los foros internacionales, para su transformación y reestructuración en pro de los más necesitados.

En concordancia con la Carta Fundamental adoptada por vía soberana, el Estado promoverá la cooperación pacífica entre las naciones y buscará impulsar y consolidar la integración latinoamericana, de acuerdo con el principio de la no-intervención y la autodeterminación de los pueblos, la garantía universal de los derechos humanos, la democratización de la sociedad internacional, el desarme nuclear, el equilibrio ecológico y los bienes jurídicos ambientales como patrimonio común e irrenunciable de la humanidad.

En este sentido, estamos en la obligación de concebir y proponer planes concretos para obtener mayores beneficios, mediante el intercambio de experiencias y esfuerzos compartidos en cuestiones claves como la democratización y la participación ciudadana en la toma de decisiones, la lucha contra el narcotráfico, el mantenimiento de la paz y la cooperación para el desarrollo.

Finalmente, reconoce que las tendencias de la globalización, exigirán una actuación más dinámica, que permita identificar las potenciales oportunidades que ofrece la nueva realidad internacional, y a la vez, minimizar los riesgos, manteniendo siempre como objetivos prioritarios la preservación de la independencia de la nación y el logro del desarrollo sustentable.

DIRECCIÓN DE EUROPA

El programa de actividades relativo al continente europeo estará orientado hacia la inserción de Venezuela en toda esa área, como actor autónomo e independiente, capaz de promover sus intereses nacionales y contribuir a la fundación de un nuevo orden internacional pluralista y multipolar, conservando relaciones de carácter prioritario y estratégico y de cooperación con las diferentes naciones en el ámbito de un mundo sin poderes hegemónicos.

DIRECCIÓN DE LAS AMERICAS

En la búsqueda de la superación de los problemas más graves que afrontan tanto Venezuela como el resto de los países menos desarrollados, es imperativa la búsqueda de fórmulas que permitan una mayor integración o coordinación de políticas de desarrollo y crecimiento. Esto se logra, primordialmente, mediante la identificación de las metas comunes, que permita a los países del tercer mundo mejorar su capacidad negociadora y así insertarse más eficientemente en el Nuevo Orden Internacional.

Nuestra política exterior es entonces el medio más idóneo para la coordinación y reconocimiento de estas y otras metas afines con el resto de los Estados, de los cuales los más próximos geográficamente, serán objetivo primordial de nuestra acción.

Al ser Venezuela un país con varios y diversos frentes geográficos (andino, amazónico y caribeño), las relaciones bilaterales de Venezuela con los Estados que la conforman, en particular con aquellos con los cuales compartimos fronteras e historia común, deben ser tomadas muy en cuenta, en la búsqueda de la consolidación de las mismas, a través del intercambio de ideas y opiniones en todos los niveles. El acercamiento político con los países fronterizos y del resto de los frentes geográficos de Venezuela, será la misión y objetivo fundamental para la política exterior este año.

Al mismo tiempo, se busca promover acuerdos políticos de alcance bilateral y hemisférico, así como de mecanismos de concertación política idóneos, que permitan la definición de intereses comunes entre las naciones y su desarrollo, en temas diversos del más alto interés, tales como: la lucha contra el terrorismo y el narcotráfico, el intercambio comercial, la consolidación del sistema democrático y la búsqueda de relaciones de intercambio más justas con los polos de desarrollo más importantes del hemisferio.

Se impone un mayor acercamiento con los mecanismos de integración de la región entre los que destacan el Tratado de Libre Comercio de América del Norte, MERCOSUR, Comunidad Andina de Naciones, Comunidad de Estados del Caribe y Mercado Común Centroamericano, así como propiciar la creación y profundización de otros foros regionales, como el Grupo de Río y el Grupo de los Tres.

Identificar y desarrollar acciones que permitan fortalecer la posición de Venezuela en los temas de interés que se traten en los Órganos del Sistema de Naciones Unidas, fortaleciendo este organismo internacional y las iniciativas multilaterales. Estimular acciones que permitan afianzar la posición de Venezuela en el ámbito interamericano, mediante la promoción de los intereses nacionales y regionales que surjan en el marco de la Organización de Estados Americanos (OEA), Grupo de Río, Conferencia Iberoamericana, Comunidad Andina de Naciones, Grupo de los Tres, Mercado Común Suramericano, etc.

Velar para que las decisiones adoptadas por los Órganos de las Naciones Unidas sean acordes con los principios de la Política Exterior en materia de Derechos Humanos y atender, en el escenario internacional las acciones necesarias para preservar el papel garante de los Derechos Humanos por parte del Estado Venezolano.

Fortalecer las relaciones de Venezuela en el ámbito bilateral con los Estados de los Continentes Africano, Asiático y de Oceanía, así como establecer un cronograma de seguimiento a los asuntos y temas de interés común con esta área y la búsqueda de espacios de acción política con estos países, mediante el establecimiento de una mayor presencia política y diplomática.

DIRECCIÓN GENERAL DE ECONOMÍA Y COOPERACIÓN INTERNACIONALES

Coordinará una serie de actividades que pretenden dar respuesta a los paradigmas de desarrollo económico del país, con énfasis en la promoción del comercio y desarrollo, seguimiento de la problemática internacional de carácter económico, comercial, financiero y de cooperación, tanto en el ámbito multilateral como bilateral, de acuerdo a los diferentes esquemas de integración regionales y mundiales y aquellos organismos económicos del Sistema de Naciones Unidas, incluyendo temas relativos a la propiedad intelectual, organismos internacionales de orden financiero, energético y de coordinación de políticas económicas y financieras, a nivel regional, abarcando asimismo la evaluación de actividades de cooperación financiera, tecnológica y científica y acciones de respaldo a iniciativas comerciales del sector privado, incluyendo la inversión extranjera.

Especial énfasis dentro del programa, merecerán las actividades de evaluación, coordinación y seguimiento de la cooperación de Venezuela en materia política, económica, financiera, cultural y educativa hacia los países del Gran Caribe, las cuales se realizarán a través de la aplicación de una serie de mecanismos e instrumentos de cooperación con que cuenta el Estado Venezolano.

De especial importancia para el cumplimiento del programa, es la ejecución de actividades de seguimiento y análisis de toda la compleja y creciente agenda internacional relativa al medio ambiente y desarrollo sostenible, tales como: seguimiento de los convenios internacionales de orden medio ambiental,   participación en los foros regionales y multilaterales donde se aborde el tema y coordinación y participación en las negociaciones de carácter bilateral sobre temas relativos al medio ambiente y desarrollo sostenible, entre las cuales tenemos: las eventuales negociaciones con Colombia y Brasil sobre temas ambientales, el turismo ambiental, el Tratado de Cooperación Amazónica y las relaciones con las organizaciones no gubernamentales de carácter ambiental.

Finalmente, pero no menos importantes, están las actividades relativas al transporte y las comunicaciones internacionales, en especial, la participación en organismos tales como: la Unión Internacional de Telecomunicaciones (UIT), la Organización de Aviación Civil Internacional (OACI), la Organización de Aviación Civil de Latinoamérica y la Organización Marítima Internacional, entre otros.

DIRECCIÓN GENERAL DE RELACIONES CONSULARES

Proyectar los cambios en el flujo migratorio de Venezuela y las nuevas tendencias de la gestión consular, con énfasis en las comunidades venezolanas en el exterior; conocer sobre las migraciones mundiales, en América Latina y el Caribe; promover el intercambio y la cooperación; garantizar la protección de los derechos de los nacionales en el exterior, diseñando políticas de acción positiva con las comunidades de venezolanos en el extranjero; establecer una política mas fluida en las tramitaciones de la documentación para las extradiciones, rogatorias y exhortos. Establecer un procedimiento rápido y efectivo para las repatriaciones, dictar lineamientos a las Representaciones Diplomáticas y Consulares en materia consular; realizar un Taller de Orientación Consular para atención a ciudadanos venezolanos detenidos en el exterior, con énfasis en el tráfico de drogas, así como participar en la VII Reunión de Comité de Autoridades Andinas de Migración a realizarse en Lima-Perú.

DIRECCION GENERAL DE ASUNTOS CULTURALES

El papel de la cultura en el ejercicio de la política exterior de Venezuela, tiene como función fundamental darle cohesión y consistencia a los objetivos internacionales, como la integración y la concertación a nivel bilateral, regional, hemisférico y con la Unión Europea. Las operaciones propuestas y las metas a cumplir durante el 2003, tiene su base esencial en la programación que dirige y orienta las actividades de la Dirección General de Asuntos Culturales, en su propósito de promover y coordinar el componente cultural de la política exterior venezolana.

Se establecerá durante el año 2003 una serie de acciones, orientadas a fortalecer y ampliar en el ámbito cultural, las relaciones bilaterales y las ventajas de la cooperación internacional, iniciadas durante el año 2002, mediante la ejecución de acuerdos, la negociación y firma de nuevos convenios, la activación de programas y una activa coordinación interinstitucional, concretada en acciones que soportan el desarrollo de la cooperación, la reciprocidad, la solidaridad y la participación.

Continuar con el apoyo a la difusión de los valores democráticos y de sus instituciones y proyectar de manera constante y sostenida, la presencia de Venezuela en el exterior sobre las sólidas bases de sus manifestaciones culturales, artísticas, intelectuales y científicas, preparando una programación comprensiva y coherente, de acuerdo a los nuevos desafíos. Destaca, por lo novedoso y por su estrecha vinculación con los planes de expansión en la búsqueda de potenciales nuevos mercados, la consolidación de los programas con los países fronterizos, del Caribe y de la región, así como la ejecución de una gestión sostenida, cuyos efectos fortalecerán las relaciones de Venezuela con los países del área. En el ámbito de la creciente cooperación y el estrechamiento de lazos con los países iberoamericanos y de Europa, se ampliará el intercambio y la suscripción de nuevos acuerdos que favorezcan dicha colaboración y el aprovechamiento de sus beneficios y oportunidades. Todo esto, enmarcado en los lineamientos del Plan de Desarrollo Económico y Social 2001-2007.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Representar al Gobierno Nacional en la negociación de acuerdos, convenios y demás actos ordinarios de las Relaciones Internacionales, que se realicen con otras Naciones u Organismos Internacionales.	Acuerdo, convenio	720	686.480.176
Reforzar la representación del Gobierno Nacional en todas aquellas Relaciones Internacionales de índole económico, tanto en el orden bilateral como en el multilateral.	Reunión	1.200	492.786.025
Representar al Estado Venezolano en la suscripción de acuerdos, convenios y programas de cooperación cultural en el marco bilateral o multilateral.	Acuerdo, convenio	10	421.837.338
Apoyar y fortalecer el establecimiento de Relaciones Consulares con los Estados de la Comunidad Internacional así como asesorar al Canciller en los lineamientos en materia Consular.	Circular y memorandum	24	530.859.644
Coordinar y evaluar las remuneraciones y pagos del Personal Diplomático, concurso, diseño y ejecución del programa de rotación y traslados, de acuerdo a lo establecido en la Ley del Servicio Exterior.	Pago	1.500	77.499.702.925
Garantizar los recursos presupuestarios en divisas y de acuerdo al cumplimiento de las disposiciones legales establecidas, para atender los Gastos de Funcionamiento, que requieren las Misiones.	Gasto	142	59.792.436.219
TOTAL			139.424.102.327

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	94.461.317.150
	- Recursos Ordinarios	80.511.697.812
	- Gestión Fiscal	1.229.323.401
	- Otras Fuentes de Financiamiento	12.720.295.937
4.02	Materiales y suministros	5.216.471.608
	- Recursos Ordinarios	2.177.914.975
	- Otras Fuentes de Financiamiento	3.038.556.633
4.03	Servicios no personales	37.434.622.707
	- Recursos Ordinarios	28.540.453.179
	- Otras Fuentes de Financiamiento	8.894.169.528
4.04	Activos reales	1.290.547.766
	- Otras Fuentes de Financiamiento	1.290.547.766
4.06	Servicio de la deuda pública y disminución de otros pasivos	485.600.000
	- Otras Fuentes de Financiamiento	485.600.000
4.07	Transferencias	535.543.096
	- Recursos Ordinarios	243.072.993
	- Otras Fuentes de Financiamiento	292.470.103
	TOTAL	**139.424.102.327**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	998	11.117.405.341
- Directivo	15	416.466.384
- Profesional y Técnico	838	9.988.033.297
- Administrativo	145	712.905.660
Personal Contratado	1.401	17.169.848.208
- Empleado	1.401	17.169.848.208
TOTAL	**2.399**	**28.287.253.549**

RELACION DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	256.392.722
4.07	03	00	00	Transferencias al exterior	156.292.722
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	156.292.722
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	156.292.722
				- I0161 Universidad Latinoamericana y del Caribe	156.292.722
				• Recursos Ordinarios	64.048.578
				• Otras Fuentes de Financiamiento	92.244.144
4.07	99	00	00	Transferencias corrientes y de capital diversas	100.100.000
4.07	99	01	00	Transferencias corrientes diversas	100.100.000
				- S0824 Asilados en Política.	64.080.000
				• Recursos Ordinarios	16.567.262
				• Otras Fuentes de Financiamiento	47.512.738
				- S0911 Servicio de Intercambio Cultural.	16.020.000
				• Recursos Ordinarios	6.020.000
				• Otras Fuentes de Financiamiento	10.000.000
				- S0963 Transferencias Diversas.	20.000.000
				• Recursos Ordinarios	18.433.603
				• Otras Fuentes de Financiamiento	1.566.397

Ministerio de Finanzas

MINISTERIO DE FINANZAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

Las orientaciones utilizadas para la formulación del presupuesto del Ministerio de Finanzas para el Ejercicio Fiscal 2003, se fundamentan en los lineamientos establecidos en el Marco Plurianual del Presupuesto 2003-2004 y en los ejes rectores del Plan Nacional de Desarrollo Económico y Social 2001-2007, los cuales se expresan a través de las siguientes estrategias:

- Sostenibilidad Fiscal: basada en una Reforma Tributaria Integral, que permita progresivamente incrementar y diversificar la recaudación interna de origen no petrolero. Para ello, se prevé la ampliación de la base de tributación y el fortalecimiento del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En este sentido las acciones estarán encaminadas a:

  - Establecer la retención del IVA en las compras gubernamentales, así como de las importaciones con el propósito de incrementar la recaudación de este tributo.

  - Revisar y racionalizar el otorgamiento de exoneraciones dirigidas a incentivar nuevas inversiones en áreas prioritarias, estableciéndoles un período definido y requerimientos de desempeño e impacto sobre la generación de empleo.

  - Instrumentación del régimen simplificado para pequeños contribuyentes (Monotributo).

  - Fortalecimiento institucional y funcional de la Administración Tributaria, en especial las funciones de fiscalización, cobranzas y gestión judicial.

  - Consolidar la modernización de las aduanas (Proyecto SIDUNEA), a los fines de alcanzar una reducción considerable de los tiempos de trámite relacionados con la actividad aduanera y portuaria, el incremento de la recaudación y la posibilidad de contar con información confiable y oportuna sobre operaciones de comercio exterior en general; y por otra parte, la construcción de un sistema integrado a nivel del SENIAT, incluyendo los aspectos de verificación de mercancías, control de valoración y recaudación de tributos por vía telemática.

- Racionalización del Gasto: se impulsará la Modernización del Estado, mediante el desarrollo e instrumentación de un Sistema de Administración de Recursos Humanos de la Administración Pública y un Sistema de Administración y Control de Bienes Nacionales, cuya orientación tendrá como base la innovación y eficacia de la gestión.

Adicionalmente, se adaptarán las Finanzas Públicas a las transformaciones estructurales del Sector Público planteadas en la Ley Orgánica de la Administración Financiera del Sector Público, en cuanto a la transformación institucional, funcional y operativa de las Oficinas Nacionales de Contabilidad, del Tesoro, Presupuesto y Crédito Público.

- Gestión Eficiente y Transparente de la Deuda Pública: con el propósito de incrementar la calidad y competitividad en los mercados de títulos de deuda pública, se continuarán aplicando las estrategias orientadas a fortalecer las condiciones de mercado, profundidad, transparencia administrativa y lineamientos, que garanticen la solvencia y capacidad de repago de los títulos.

- Apoyo Financiero a los Sectores Productivos: con la finalidad de reforzar y ampliar los programas de financiamiento de los sectores de la Pequeña y Mediana Industria (PYMI), Microempresarios (del campo y la ciudad) y Pequeños y Medianos Productores Agropecuarios, se le asignarán recursos a las Instituciones adscritas al Despacho: FONCREI, FONDAFA, BANMUJER y FONDEMI.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Planificar y dirigir la política fiscal, la Administración Financiera del Estado, supervisar y regular el sistema financiero y participar en la coordinación de la política monetaria.	Política/ Informe	420.846	3.815.038.504
Coordinar, formular y controlar políticas de bienes de la República, actividades aseguradoras, caja de ahorro, inspección y fiscalización, control interno y contabilidad pública.	Política/ Informe	28	281.545.684
Coordinar y supervisar las operaciones relativas al crédito público interno y externo, régimen presupuestario, Tesorería Nacional, Contabilidad Pública y la coordinación financiera.	Agenda/ Resumen	1.508	353.301.613
Elaborar y analizar instrumentos jurídicos de interés para la toma de decisiones en materia económica y financiera, dentro la competencia del Ministerio de Finanzas.	Asesoría Jurídica	1.861	333.018.543
Ejercer la planificación, coordinación y ejecución de las políticas en las áreas de organización, procesos, programación y presupuesto del organismo.	Proyecto/ Formato	148	1.198.363.704
Ejercer el control de todos los fondos y bienes nacionales, adscritos al Ministerio de Finanzas, igualmente de todas las personas naturales y jurídicas que reciban fondos, transferencias o custodien bienes pertenecientes al organismo.	Fiscalización	4.503	1.626.605.761
Planificar, coordinar e implantar políticas en materia tecnológica y de sistemas.	Hora/ Hombre	59.280	4.585.538.450
Mejorar los niveles de eficiencia, transparencia y responsabilidad en torno al manejo de las Finanzas Públicas, generando información para la toma de decisiones en todos los niveles de la gestión gubernamental.	Asesoría Jurídica	100	3.973.443.648
Coordinar la política económica, fiscal, monetaria del Estado, elaborar y divulgar estadísticas fiscales de la República.	Política/ Informe	1.200	1.799.580.048
Culminar y registrar los casos relacionados con los regímenes cambiarios.	Expediente/ Visita	62.440	2.167.247.944
Lograr la consolidación de las actividades que realizan las direcciones adscritas, a los fines de establecer los controles necesarios que garanticen el cumplimiento de las políticas de administración y servicios.	Formato	12.375	2.500.460.097

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Planificar, ejecutar y controlar los servicios administrativos y financieros del Ministerio de Finanzas.	Formato	86.674	1.015.256.161
Planificar, coordinar y tramitar la adquisición de bienes y servicios administrativos, así como, proporcionar apoyo técnico y seguridad en materia de infraestructura, mantenimiento, almacenamiento, transporte y servicios generales.	Acta/ Inventario	50.216	8.761.573.858
Financiamiento interno y externo.	Operaciones de Crédito	11.200	6.065.278.223
Fiscalizar, controlar, vigilar y supervisar los procedimientos legales, administrativos, contables y financieros para garantizar el buen funcionamiento de las cajas y fondos de ahorro.	Fiscalización	20.088	1.687.034.107
Formar y capacitar a los funcionarios de la Administración Pública en las áreas de aduanas, rentas, gasto público, crédito público, Finanzas Públicas y comercio exterior.	Graduado	91	1.964.514.287
Incorporar al plan de carrera a los estudiantes regulares y nuevos que deseen seguir estudiando.	Alumno	4.100	1.073.352.992
Registrar, controlar, capacitar y asesorar del personal al Ministerio de Finanzas.	Movimiento	1.078	11.464.957.118
Ejecutar los programas destinados a seguridad y bienestar social para los empleados, obreros y sus familiares, así como el personal jubilado y pensionado.	Programa	4.606	65.404.371.192
Prestar atención médica integral a todos los funcionarios que laboran en el Ministerio de Finanzas y sus entes adscritos, con el fin de mejorar la calidad de vida de los mismos.	Paciente	98.927	1.299.589.914
Desarrollar los programas y actividades en pro de la formación integral de los hijos del personal del Ministerio de Finanzas y sus entes adscritos.	Alumno	208	453.888.885
Cumplir con los diferentes convenios suscritos entre el Ejecutivo Nacional y las distintas federaciones afiliadas a la C.T.V., derivadas de la contratación colectiva del personal obrero.	Convenio	22.466	32.890.962.535
Realizar cambios estructurales y de procesos de mayor impacto para el cambio del sistema presupuestario.	Proceso	1	1.081.073.386.675
Administrar el Sistema de Cuenta Única.	Asiento/ Formulario	5.671.759	1.313.907.468
Diseñar, organizar, dirigir, implantar, evaluar y mantener un sistema moderno e integrado del control interno de la Administración Pública Nacional.	Reglamento/ Proceso	3.069	6.292.883.318
Apoyo a la Economía Social.	Millones de Bs.	4	116.606.718.375
Tramitar créditos presupuestarios asignados por el Ejecutivo Nacional a todos los entes adscritos al Ministerio de Finanzas.	Transferencia	17	839.197.334.071
Cancelación de la Deuda Pública y distribución de recursos a organismos y programas especiales.	Millones de Bs.	5	11.398.850.907.339
TOTAL			**13.598.050.060.514**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	17.966.435.955
02	Inspección y Fiscalización	2.167.247.944
03	Servicios Técnicos de Apoyo	12.277.290.116
04	Oficina Nacional de Crédito Público	6.065.278.223
11	Control y Fiscalización de Cajas de Ahorro, Fondos de Empleados y Similares	1.687.034.107
13	Adiestramiento y Formación Profesional en Administración y Hacienda Pública	3.037.867.279
14	Administración de Recursos Humanos	111.513.769.644
15	Dirección y Coordinación del Sistema Nacional de Presupuesto	1.081.073.386.675
16	Oficina Nacional del Tesoro	1.313.907.468
17	Oficina Nacional de Contabilidad Pública	6.292.883.318
18	Asistencia Financiera al Sector Economía Social	116.606.718.375
98	Asignaciones a Organismos del Sector Público	839.197.334.071
99	Partidas no Asignables a Programas	11.398.850.907.339
	TOTAL	**13.598.050.060.514**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	97.280.355.787
	- Recursos Ordinarios	95.526.657.408
	- Programas y Proyectos	1.753.698.379
4.02	Materiales y Suministros	3.829.693.581
	- Recursos Ordinarios	3.829.693.581
4.03	Servicios no Personales	18.998.748.819
	- Recursos Ordinarios	18.998.748.819
4.04	Activos Reales	10.755.882.269
	- Recursos Ordinarios	9.509.580.648
	- Programas y Proyectos	1.246.301.621
4.05	Activos Financieros	286.629.323.968
	- Recursos Ordinarios	89.277.139.180
	- Servicio de la Deuda Pública	54.167.212.417
	- Gestión Fiscal	58.038.300.000
	- Otras Fuentes de Financiamiento	85.146.672.371
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	11.183.175.975.938
	- Recursos Ordinarios	6.385.573.385.878
	- Servicio de la Deuda Pública	4.797.602.590.060
4.07	Transferencias	841.897.985.253
	- Recursos Ordinarios	793.746.481.648
	- Gestión Fiscal	21.920.242.488
	- Otras Fuentes de Financiamiento	26.231.261.117
4.52	Asignaciones no Distribuidas	1.155.482.094.899
	- Recursos Ordinarios	86.146.177.707
	- Gestión Fiscal	2.542.146.792
	- Otras Fuentes de Financiamiento	6.793.770.400
	- Compromisos Generados por la Ley Orgánica del Trabajo	1.060.000.000.000
	TOTAL	**13.598.050.060.514**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.994	15.434.422.824
- Directivo	188	2.151.291.420
- Profesional y Técnico	670	5.993.526.454
- Administrativo	397	1.255.621.143
- Obrero	1.739	6.033.983.807
Personal Fijo a Tiempo Parcial	340	760.282.272
- Docente	340	760.282.272
Personal Contratado	488	4.521.572.300
- Empleado	488	4.521.572.300
TOTAL	**3.822**	**20.716.277.396**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	416	929.314.592
II	190.081 - 208.400	204	483.035.388
III	208.401 - 258.400	1.020	2.793.906.684
IV	258.401 - 308.400	183	635.933.484
V	308.401 - 358.400	671	2.732.809.800
VI	358.401 - 408.400	156	745.431.048
VII	408.401 - 458.400	152	797.808.625
VIII	458.401 - 508.400	123	723.032.232
IX	508.401 - 558.400	119	757.907.660
X	558.401 - 608.400	92	642.860.148
XI	608.401 - 658.400	32	241.685.416
XII	658.401 - 708.400	72	591.881.906
XIII	708.401 - 758.400	112	985.090.392
XIV	758.401 - 808.400	79	745.113.396
XV	808.401 - 858.400	21	208.834.835
XVI	858.401 - 908.400	21	222.627.885
XVII	908.401 Y MÁS	349	6.479.003.905
TOTAL		**3.822**	**20.716.277.396**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0121	Superintendencia de Bancos y Otras Instituciones Financieras	2.000.000.000
A0122	Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	271.405.707.400
A0123	Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	398.182.950.300
A0145	Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	200.000.000
A0177	Superintendencia de Salud	250.000.000
A0178	Superintendencia de Pensiones y Paro Forzoso	250.000.000
A0185	Comisión Nacional de Valores	2.222.004.000
A0197	Instituto Autónomo Fondo Unico Social	95.583.279.195
A0216	Fundación Pueblo Soberano	2.500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
A0621	C.A. Metro de Caracas (CAMETRO)	64.295.743.340
A0653	Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA)	390.000.000
A0703	Banco de Fomento Regional de los Andes C.A.	20.000.000.000
A0718	Banco de Desarrollo de la Mujer C.A.	8.523.439.180
A0808	Fondo de Crédito Industrial (FONCREI)	51.555.252.293
A0840	Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines	88.591.420.078
A0841	Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa (FONPYME, S.A.)	4.000.000.000
A0842	Fondo de Desarrollo Microfinanciero	10.000.000.000
A0906	Servicio Autónomo Superintendencia Nacional de Actividades Hípicas	150.000.000
	TOTAL	**1.020.099.795.786**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	68.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	68.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	68.000.000
				- S0135 Asociación Venezolana de Presupuesto Público (A.V.P.P.)	8.000.000
				- S1520 Federación Nacional de Obreros Dependientes del Estado (FENODE)	60.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.300.000
4.07	03	00	00	Transferencias al Exterior	1.300.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	1.300.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	1.300.000
				- I0127 International Savings Bank Institute	1.300.000

PROGRAMA: 01 Dirección Superior

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Planificar y dirigir la política fiscal, la Administración Financiera del Estado, supervisar y regular el sistema financiero y participar en la coordinación de la política monetaria.	Política/ Informe	420.846	3.815.038.504
Coordinar, formular y controlar políticas de bienes de la República, actividades aseguradoras, caja de ahorro, inspección y fiscalización, control interno y contabilidad pública.	Política/ Informe	28	281.545.684

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar y supervisar las operaciones relativas al crédito público interno y externo, régimen presupuestario, Tesorería Nacional, Contabilidad Pública y la coordinación financiera.	Agenda/ Resumen	1.508	353.301.613
Elaborar y analizar instrumentos jurídicos de interés para la toma de decisiones en materia económica y financiera, dentro la competencia del Ministerio de Finanzas.	Asesoría Jurídica	1.861	333.018.543
Ejercer la planificación, coordinación y ejecución de las políticas en las áreas de organización, procesos, programación y presupuesto del organismo.	Proyecto/ Formato	148	1.198.363.704
Ejercer el control de todos los fondos y bienes nacionales, adscritos al Ministerio de Finanzas, igualmente de todas las personas naturales y jurídicas que reciban fondos, transferencias o custodien bienes pertenecientes al organismo.	Fiscalización	4.503	1.626.605.761
Planificar, coordinar e implantar políticas en materia tecnológica y de sistemas.	Hora/ Hombre	59.280	4.585.538.450
Mejorar los niveles de eficiencia, transparencia y responsabilidad en torno al manejo de las Finanzas Públicas, generando información para la toma de decisiones en todos los niveles de la gestión gubernamental.	Asesoría Jurídica	100	3.973.443.648
Coordinar la política económica, fiscal, monetaria del Estado, elaborar y divulgar estadísticas fiscales de la Republica.	Política/ Informe	1.200	1.799.580.048
TOTAL			**17.966.435.955**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	9.202.787.900
	- Recursos Ordinarios	7.449.089.521
	- Programas y Proyectos	1.753.698.379
	▪ SIGECOF II	753.698.379
	▪ Presupuesto y Análisis Político Económico	1.000.000.000
4.02	Materiales y Suministros	1.240.862.328
	- Recursos Ordinarios	1.240.862.328
4.03	Servicios no Personales	3.339.769.117
	- Recursos Ordinarios	3.339.769.117
4.04	Activos Reales	4.083.016.610
	- Recursos Ordinarios	2.836.714.989
	- Programas y Proyectos	1.246.301.621
	▪ SIGECOF II	1.246.301.621
4.07	Transferencias	100.000.000
	- Recursos Ordinarios	100.000.000
	TOTAL	**17.966.435.955**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	327	1.908.347.401
- Directivo	46	516.147.528
- Profesional y Técnico	154	1.031.028.205
- Administrativo	111	296.521.488
- Obrero	16	64.650.180
Personal Contratado	231	2.950.578.872
- Empleado	231	2.950.578.872
TOTAL	**558**	**4.858.926.273**

PROGRAMA: 02 Inspección y Fiscalización

UNIDAD EJECUTORA: Dirección General de Inspección y Fiscalización

Este Programa orientará sus actividades hacia la consecución de los objetivos y metas propuestas, contenidos en el Plan Operativo Anual Institucional año 2003, entre las cuales se destacan los siguientes:

- Continuar con el finiquito de los casos pendientes en materia de Régimen Cambiario correspondientes a los años 1994-1996.

- Codificar y realizar inventarios de 40.000 expedientes del Régimen de Cambio Diferencial (RECADI) y de 3.211 investigaciones en materia cambiaria (UNEC).

- Analizar 27.500 casos de registros de operaciones cambiarias.

- Análisis, sustanciación y decisión de 3.211 casos correspondientes a 1.737 importaciones, 1.441 exportaciones y 33 casos de deuda privada externa.

- Elaborar 1.600 resoluciones de multas, 73 proyectos de ejecución o liberación de fianzas y 13.894 reintegros para el bloqueo de tarjetahabientes.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Culminar y registrar los casos relacionados con los regímenes cambiarios.	Expediente/ Visita	62.440	2.167.247.944
TOTAL			**2.167.247.944**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.748.353.562
	- Recursos Ordinarios	1.748.353.562
4.02	Materiales y Suministros	120.100.464
	- Recursos Ordinarios	120.100.464
4.03	Servicios no Personales	298.793.918
	- Recursos Ordinarios	298.793.918
	TOTAL	**2.167.247.944**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	91	650.363.448
- Directivo	14	138.817.800
- Profesional y Técnico	62	473.699.196
- Administrativo	15	37.846.452
Personal Contratado	19	86.775.024
- Empleado	19	86.775.024
TOTAL	**110**	**737.138.472**

PROGRAMA: 03 Servicios Técnicos de Apoyo

UNIDAD EJECUTORA: Dirección General de Servicios

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Lograr la consolidación de las actividades que realizan las direcciones adscritas, a los fines de establecer los controles necesarios que garanticen el cumplimiento de las políticas de administración y servicios.	Formato	12.375	2.500.460.097
Planificar, ejecutar y controlar los servicios administrativos y financieros del Ministerio de Finanzas.	Formato	8674	1052618
Planificar, coordinar y tramitar la adquisición de bienes y servicios administrativos, así como, proporcionar apoyo técnico y seguridad en materia de infraestructura mantenimiento, almacenamiento, transporte y servicios generales.	Acta/ Inventario	50.216	8.761.573.858
TOTAL			**12.277.290.116**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.634.133.653
	- Recursos Ordinarios	2.634.133.653
4.02	Materiales y Suministros	284.096.350
	- Recursos Ordinarios	284.096.350
4.03	Servicios no Personales	6.640.122.476
	- Recursos Ordinarios	6.640.122.476
4.04	Activos Reales	586.030.799
	- Recursos Ordinarios	586.030.799
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.132.906.838
	- Recursos Ordinarios	2.132.906.838
	TOTAL	12.277.290.116

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	166	824.881.524
- Directivo	14	142.227.360
- Profesional y Técnico	73	487.316.484
- Administrativo	79	195.337.680
Personal Contratado	79	295.537.224
- Empleado	79	295.537.224
TOTAL	245	1.120.418.748

PROGRAMA: 04 Oficina Nacional de Crédito Público

UNIDAD EJECUTORA: Oficina Nacional de Crédito Público

Le corresponde a la Oficina Nacional de Crédito Público, la ejecución de la estrategia de endeudamiento de la República, así como una eficiente administración de la Deuda Pública Interna y Externa, la programación, utilización y control de los medios de financiamiento que se obtengan mediante operaciones de crédito público.

Para el año 2003, tiene previsto ejecutar los objetivos estimados en el Plan Operativo Anual Institucional, logrando el financiamiento requerido por la República, compatible con las metas macroeconómicas establecidas y la relación costo-riesgo, acorde con los parámetros de sostenibilidad fiscal contenidos en el Marco Plurianual del Presupuesto.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Financiamiento interno y externo.	Operaciones de Crédito	11.200	6.065.278.223
TOTAL			6.065.278.223

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.566.081.310
	- Recursos Ordinarios	2.566.081.310
4.02	Materiales y Suministros	63.238.428
	- Recursos Ordinarios	63.238.428
4.03	Servicios no Personales	2.200.838.485
	- Recursos Ordinarios	2.200.838.485
4.04	Activos Reales	1.235.120.000
	- Recursos Ordinarios	1.235.120.000
	TOTAL	6.065.278.223

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	64	417.748.500
- Directivo	21	214.899.696
- Profesional y Técnico	18	125.934.864
- Administrativo	18	48.559.932
- Obrero	7	28.354.008
Personal Contratado	34	261.275.640
- Empleado	34	261.275.640
TOTAL	98	679.024.140

PROGRAMA: 11 Control y Fiscalización de Cajas de Ahorro, Fondos de Empleados y Similares

UNIDAD EJECUTORA: Superintendencia de Cajas de Ahorro

La Superintendencia de Cajas de Ahorro, continuará para el ejercicio Fiscal 2003, cumpliendo con sus objetivos de inspección, fiscalización y control de las cajas y fondos de ahorro a nivel nacional, para garantizar una eficiente administración de los ahorros de los asociados y lograr que alcancen un funcionamiento acorde con la normativa legal vigente y la realidad económica del país.

Para alcanzar estos objetivos la Superintendencia ejercerá su acción en el área legal, contable-financiera, estadística y administrativa. Esta unidad tiene previsto ejecutar los programas y metas previstos en el Plan Operativo Anual Institucional:

- Realizar 1.232 inspecciones contables administrativas, con sus respectivos informes.

- Elaborar 4.500 dictámenes, sobre reglamentos internos, proyectos de actas constitutivas, estatutos y modificaciones estatutarias de las cajas y fondos de ahorro.

- Analizar 2.200 estados financieros remitidos trimestralmente por las cajas y fondos de ahorro.

- Analizar 1.270 estados financieros presentados al cierre por las cajas y fondos de ahorro.

- Revisar 1.300 informes de auditoria remitidos por las cajas y fondos de ahorro.

- Realizar 4.300 estudios legales, contables y estadísticos a los expedientes de las cajas y fondos de ahorro.

- Elaborar Memoria de la Superintendencia de Caja de Ahorro.

- Elaborar olívares estadísticos trimestrales.

- Registrar y controlar 277 colocaciones de préstamos de las cajas y fondos de ahorro.

- Habilitar 1.165 libros de cajas y fondos de ahorro.

- Realizar 2.160 asesoramientos a Directivos, Socios y Contadores Públicos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Fiscalizar, controlar, vigilar y supervisar los procedimientos legales, administrativos, contables y financieros para garantizar el buen funcionamiento de las cajas y fondos de ahorro.	Fiscalización	20.088	1.687.034.107
TOTAL			**1.687.034.107**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.377.649.973
	- Recursos Ordinarios	1.377.649.973
4.02	Materiales y Suministros	64.009.274
	- Recursos Ordinarios	64.009.274
4.03	Servicios no Personales	205.080.000
	- Recursos Ordinarios	205.080.000
4.04	Activos Reales	38.994.860
	- Recursos Ordinarios	38.994.860
4.07	Transferencias	1.300.000
	- Recursos Ordinarios	1.300.000
	TOTAL	**1.687.034.107**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	87	512.009.964
- Directivo	5	63.320.400
- Profesional y Técnico	45	319.580.652
- Administrativo	20	59.790.696
- Obrero	17	69.318.216
Personal Contratado	17	96.613.008
- Empleado	17	96.613.008
TOTAL	**104**	**608.622.972**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.300.000
4.07	03	00	00	Transferencias al Exterior	1.300.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	1.300.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	1.300.000
				- I0127 International Savings Bank Institute	1.300.000
				• Recursos Ordinarios	1.300.000

PROGRAMA: 13 Adiestramiento y Formación Profesional en Administración y Hacienda Pública

UNIDAD EJECUTORA: Adiestramiento y Formación Profesional en Administración y Hacienda Pública

Para el año 2003, la Escuela Nacional de Administración y Hacienda Pública, continuará con la política de formación de los recursos humanos requeridos por el Ministerio y demás entes de la Administración Pública Centralizada y Descentralizada, a fin de lograr una administración eficiente y eficaz, para alcanzar las metas propuestas en el proceso de modernización y reestructuración que se viene desarrollando. A estos efectos, la institución prevé las siguientes metas y objetivos:

- Programar y desarrollar actividades académicas correspondientes a postgrado, licenciatura y cursos de extensión.

- Desarrollar programas capaces de integrar la actividad de la institución a los Planes de la Nación, a los fines que la formación de recursos humanos participen en la ejecución de la política fiscal y económica que adelanta el Ministerio de Finanzas.

- Estimular la vocación de servicio público y ética administrativa en su personal docente y en el estudiantado.

- Dictar cursos de extensión, tanto a nivel central como regional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formar y capacitar a los funcionarios de la Administración Pública en las áreas de aduanas, rentas, gasto público, crédito público, Finanzas Públicas y comercio exterior.	Graduado	91	1.964.514.287
Incorporar al plan de carrera a los estudiantes regulares y nuevos que deseen seguir estudiando.	Alumno	4.100	1.073.352.992
TOTAL			**3.037.867.279**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.354.047.279
	Recursos Ordinarios	2.354.047.279
4.02	Materiales y Suministros	130.100.000
	Recursos Ordinarios	130.100.000
4.03	Servicios no Personales	214.800.000
	Recursos Ordinarios	214.800.000
4.04	Activos Reales	238.920.000
	Recursos Ordinarios	238.920.000
4.07	Transferencias	100.000.000
	Recursos Ordinarios	100.000.000
	TOTAL	**3.037.867.279**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	118	608.078.936
- Directivo	18	181.388.592
- Profesional y Técnico	28	183.750.848
- Administrativo	32	77.881.080
- Obrero	40	165.058.416
Personal Fijo a Tiempo Parcial	340	760.282.272
- Docente	340	760.282.272
Personal Contratado	17	83.075.520
- Empleado	17	83.075.520
TOTAL	**475**	**1.451.436.728**

PROGRAMA: 14 Administración de Recursos Humanos

UNIDAD EJECUTORA: Dirección General de Servicios

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Registrar, controlar, capacitar y asesorar al personal del Ministerio de Finanzas.	Movimiento	1.078	11.464.957.118
Ejecutar los programas destinados a seguridad y bienestar social para los empleados, obreros y sus familiares, así como el personal jubilado y pensionado.	Programa	4.606	65.404.371.192
Prestar atención médica integral a todos los funcionarios que laboran en el Ministerio de Finanzas y sus entes adscritos, con el fin de mejorar la calidad de vida de los mismos.	Paciente	98.927	1.299.589.914
Desarrollar los programas y actividades en pro de la formación integral de los hijos del personal del Ministerio de Finanzas y sus entes adscritos.	Alumno	208	453.888.885
Cumplir con los diferentes convenios suscritos entre el Ejecutivo Nacional y las distintas federaciones afiliadas a la C.T.V., derivadas de la contratación colectiva del personal obrero.	Convenio	22.466	32.890.962.535
TOTAL			**111.513.769.644**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	58.974.238.736
	- Recursos Ordinarios	58.974.238.736
4.02	Materiales y Suministros	1.487.835.513
	- Recursos Ordinarios	1.487.835.513
4.03	Servicios no Personales	1.843.605.280
	- Recursos Ordinarios	1.843.605.280
4.04	Activos Reales	250.000.000
	- Recursos Ordinarios	250.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.000.000
	- Recursos Ordinarios	30.000.000
4.07	Transferencias	48.928.090.115
	- Recursos Ordinarios	48.928.090.115
	TOTAL	**111.513.769.644**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.764	6.208.833.276
- Directivo	11	113.099.976
- Profesional y Técnico	95	556.455.132
- Administrativo	59	150.378.000
- Obrero	1.599	5.388.900.168
Personal Contratado	20	101.216.160
- Empleado	20	101.216.160
TOTAL	**1.784**	**6.310.049.436**

PROGRAMA: 15 Dirección y Coordinación del Sistema Nacional de Presupuesto

UNIDAD EJECUTORA: Oficina Nacional de Presupuesto

La Oficina Nacional de Presupuesto, en su condición de organismo rector del Sistema Presupuestario Público Nacional, en concordancia con las estrategias, políticas y objetivos del desarrollo económico y social del país, estipulados en los planes a corto y mediano plazo, acometerá para el Ejercicio Fiscal 2003, acciones que faciliten la toma de decisiones, sustentada en la oportuna medición de los rendimientos económicos y sociales del gasto público (control de gestión), para la cual se plantea los siguientes objetivos:

- Aumentar la efectividad en los procesos de asesorías, conducción, control y evaluación de la gestión presupuestaria, en concordancia con la normativa legal vigente establecida en la Ley Orgánica de la Administración Financiera del Sector Público (L.O.A.F.).

- Continuar evaluando la reglamentación vigente conforme a lo establecido en la L.O.A.F , gestionando su cumplimiento y supervisión, de acuerdo a los parámetros y especificaciones establecidas en materia presupuestaria, en especial la modificación del Reglamento N° 1 del citado instrumento legal.

- Supervisar y evaluar el proceso de formulación presupuestaria de los entes y órganos del Sector Público.

- Participar en la elaboración de la Ley del Marco Plurianual, conforme a las metas y objetivos de la Nación.

- Coordinar, conjuntamente con el Ministerio de Planificación y Desarrollo, en la elaboración de los planes operativos anuales, fundamentados en los lineamientos sociales, económicos y financieros, previstos en el Plan de la Nación y reflejados en el Presupuesto Público Nacional.

- Proseguir con el proceso de cuantificación y cancelación de la deuda laboral de los trabajadores de la Administración Pública Nacional.

- Modernizar y consolidar la plataforma tecnológica de la Oficina, apuntando hacia la incorporación de software y hardware, que permitan desarrollar e instalar los siguientes sistemas informáticos:

- Sistema de los procesos de evaluación y control de la ejecución del Presupuesto Público Nacional, en ambiente WEB, con énfasis en la asesoría permanente, en cuanto al manejo y utilidad a los usuarios.

- Sistema de Formulación Presupuestaria en ambiente WEB, estableciendo enlace de lenguaje informático con el programa SIGECOF, a fin de realizar una adecuada transferencia de data, entre los dos sistemas.

- Sistemas de evaluación y ejecución de la programación con la gestión administrativa.

- Sistemas de proyección de tendencias y simulación de escenarios en la formulación del presupuesto.

- Sistema de Gestión y Control de las Finanzas Públicas.

- Sistemas y programas que faciliten la gestión administrativa interna; compras y suministros, correspondencia, documentación, biblioteca, recursos humanos y sistemas de control y ejecución contable.

- Consolidar la página Web de la Oficina.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Realizar cambios estructurales y de procesos de mayor impacto para el cambio del sistema presupuestario.	Proceso	1	1.081.073.386.675
TOTAL			**1.081.073.386.675**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	15.593.562.588
	- Recursos Ordinarios	15.593.562.588
4.02	Materiales y Suministros	230.601.224
	- Recursos Ordinarios	230.601.224
4.03	Servicios no Personales	2.572.299.543
	- Recursos Ordinarios	2.572.299.543
4.04	Activos reales	1.438.800.000
	- Recursos Ordinarios	1.438.800.000
4.07	Transferencias	1.238.123.320
	- Recursos Ordinarios	1.238.123.320
4.52	Asignaciones no Distribuidas	1.060.000.000.000
	- Compromisos Generados por la Ley Orgánica del Trabajo	1.060.000.000.000
	• Fondo para Remuneraciones, Pensiones y Jubilaciones y Otras Retribuciones	122.000.000.000
	• Fondo para Atender Compromisos Generados de la Ley Orgánica del Trabajo	938.000.000.000
	TOTAL	**1.081.073.386.675**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	242	3.482.241.135
- Directivo	34	522.360.924
- Profesional y Técnico	135	2.418.502.069
- Administrativo	37	320.602.815
- Obrero	36	220.775.327
Personal Contratado	5	57.751.680
- Empleado	5	57.751.680
TOTAL	**247**	**3.539.992.815**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	8.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	8.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	8.000.000
				- S0135 Asociación Venezolana de Presupuesto Público (A.V.P.P.)	8.000.000
				• Recursos Ordinarios	8.000.000

PROGRAMA: 16 Oficina Nacional del Tesoro

UNIDAD EJECUTORA: Oficina Nacional del Tesoro

Le corresponde a este programa, ser el órgano rector del Sistema de Tesorería, que actuará como unidad especializada para la gestión financiera del Tesoro y la coordinación de la planificación financiera del Sector Público Nacional, con la finalidad de promover la optimización del flujo de caja, bajo la modalidad de Cuenta Única del Tesoro.

En el ejercicio fiscal 2003 esta unidad ejecutora, se propone como objetivos principales:

- Suministrar información referente al status de las órdenes de pago y elaboración de los oficios de autorización al Banco Central de Venezuela.

- Conciliar diariamente los abonos efectuados por la banca pagadora y las instrucciones emanadas de la Oficina Nacional del Tesoro.

- Realizar un seguimiento diario de los pagos de la deuda pública nacional tanto interna como externa.

- Realizar el registro y control de los asientos contables, en materia de ingresos, especies y valores en custodia correspondiente a los años 2002 y 2003.

- Llevar el registro y control de las especies fiscales y valores en custodia, así como el control y certificación de papeles (bonos y certificados) y actualización periódica del sistema de base de datos.

- Procesar y analizar la información fiscal de ingresos y pagos efectuados, susceptibles de ser utilizadas en forma estadística y financiera para el apoyo en la toma de decisiones.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Administrar el Sistema de Cuenta Unica.	Aito Formulario	5.671.759	1.313.907.468
TOTAL			**1.313.907.468**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.078.787.468
	- Recursos Ordinarios	1.078.787.468
4.02	Materiales y Suministros	54.120.000
	- Recursos Ordinarios	54.120.000
4.03	Servicios no Personales	118.000.000
	- Recursos Ordinarios	118.000.000
4.04	Activos Reales	63.000.000
	- Recursos Ordinarios	63.000.000
	TOTAL	**1.313.907.468**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	74	427.519.764
- Directivo	13	130.050.360
- Profesional y Técnico	29	183.720.792
- Administrativo	12	32.896.560
- Obrero	20	80.852.052
Personal Contratado	33	166.751.760
- Empleado	33	166.751.760
TOTAL	**107**	**594.271.524**

PROGRAMA: 17 Oficina Nacional de Contabilidad Pública

UNIDAD EJECUTORA: Oficina Nacional de Contabilidad Pública

La Oficina Nacional de Contabilidad Pública, tiene misión es diseñar, organizar, dirigir, implantar, evaluar y mantener un sistema moderno e integrado del control interno de la Administración Pública Nacional, con el propósito de promover y garantizar el cumplimiento de la normativa legal, la eficiencia y economía en el empleo de los recursos públicos y la eficacia en el logro de los objetivos, así como disponer de información contable veraz, útil y oportuna, que constituya una herramienta fundamental para la toma de decisiones por parte del Poder Ejecutivo, que facilite el ejercicio del control externo a cargo de la Contraloría General de la República.

Como órgano rector del Sistema de Contabilidad constituye el eje central de la administración financiera y por lo tanto, para el año 2003 realizará una serie de acciones, encaminadas a mantener un sistema único para el registro sistemático de todas las transacciones que efectúen las dependencias de los organismos que administren, custodien o manejen fondos o bienes nacionales.

En el marco de la Ley Orgánica de Administración Financiera del Sector Público, la Oficina Nacional de Contabilidad Pública, tiene dentro de sus objetivos, los siguientes:

- Dictar las normas técnicas de contabilidad y los procedimientos específicos, que considere necesario para el adecuado funcionamiento del Sistema de Contabilidad Pública.

- Prescribir y mantener actualizados los sistemas de contabilidad para la República y sus entes descentralizados sin fines empresariales, mediante instrucciones y modelos que se publicarán en la Gaceta Oficial.

- Emitir opinión sobre los planes de cuenta y sistemas contables de las sociedades del Estado, en forma previa a su aprobación por éstas.

- Llevar en cuentas especial el movimiento de las erogaciones con cargo a los recursos originados u operaciones de crédito de la República y sus entes descentralizados.

- Organizar el sistema contable, de tal forma que permita conocer permanentemente la gestión presupuestaria, de tesorería y patrimonial de la República y sus entes descentralizados.

- Llevar la contabilidad central de la República y elaborar los estados financieros correspondientes, realizando las operaciones de ajuste, apertura y cierre de la mismas.

- Consolidar los estados financieros de la República y sus entes descentralizados.

- Elaborar la Cuenta General de Hacienda que debe presentar anualmente el Ministro de Finanzas ante la Asamblea Nacional, los demás estados financieros que considere conveniente, así como los que le solicite la misma Asamblea y la Contraloría General de la República.

- Promover y realizar los estudios que considere necesario, de la normativa vigente en materia de contabilidad, a los fines de su actualización permanente.

- Coordinar las actividades y vigilar el funcionamiento de las oficinas de contabilidad de los órganos de la República y sus entes descentralizados sin fines empresariales.

- Elaborar las cuentas económicas del sector público, de acuerdo con el Sistema de Cuentas Nacionales.

- Orientar el control interno y facilitar el control externo, de acuerdo con las normas de coordinación dictadas por la Contraloría General de la República.

- Vigilar la aplicación de las normas que dicten los órganos rectores de los sistemas de administración financiera del sector público nacional e informarles los incumplimientos observados.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Diseñar, organizar, dirigir, implantar, evaluar y mantener un sistema moderno e integrado del control interno de la Administración Pública Nacional.	Reglamento/ Proceso	3.069	6.292.883.318
TOTAL			**6.292.883.318**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.750.713.318
	- Recursos Ordinarios	1.750.713.318
4.02	Materiales y Suministros	154.730.000
	- Recursos Ordinarios	154.730.000
4.03	Servicios no Personales	1.565.440.000
	- Recursos Ordinarios	1.565.440.000
4.04	Activos Reales	2.822.000.000
	- Recursos Ordinarios	2.822.000.000
	TOTAL	**6.292.883.318**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	61	394.398.876
- Directivo	12	128.978.784
- Profesional y Técnico	31	213.538.212
- Administrativo	14	35.806.440
- Obrero	4	16.075.440
Personal Contratado	33	421.997.412
- Empleado	33	421.997.412
TOTAL	**94**	**816.396.288**

PROGRAMA: 18 Asistencia Financiera al Sector Economía Social

UNIDAD EJECUTORA: Dirección General de Servicios

Las actividades de esta categoría programática, basadas en los artículos 118 y 308 de la Constitución Nacional, estarán bajo la responsabilidad del Ministerio para el Desarrollo de la Economía Social, como órgano asesor del Presidente de la República en lo relativo al fomento y protección de la economía social, teniendo a su cargo la formulación, coordinación, seguimiento y evaluación de las políticas orientadas a tal fin, primordialmente en las áreas de economía social participativa, promoción de empresas y organizaciones de carácter asociativo y comunitario, como fuentes generadoras de bienestar personal y colectivo.

Con la finalidad de cumplir con las funciones en referencia, principalmente en cuanto al financiamiento de programas de crédito a los sectores más necesitados de la población, coordinará las actividades el Banco del Pueblo Soberano, Banco de la Mujer, Instituto Autónomo Fondo Único Social, Fundación Pueblo Soberano y el Fondo de Desarrollo Microfinanciero.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Apoyo a la Economía Social.	Millones de Bs.	4	116.606.718.375
TOTAL			116.606.718.375

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.05	Activos Financieros	9.815.439.180
	- Recursos Ordinarios	7.777.139.180
	- Gestión Fiscal	2.038.300.000
4.07	Transferencias	106.791.279.195
	- Recursos Ordinarios	58.639.775.590
	- Gestión Fiscal	21.920.242.488
	- Otras Fuentes de Financiamiento	26.231.261.117
	TOTAL	116.606.718.375

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.05	00	00	00	Activos Financieros	9.815.439.180
4.05	01	00	00	Aportes Directos para Participaciones de Capital	9.815.439.180
4.05	01	03	00	Aportes de Capital a Instituciones Públicas Financieras Bancarias	3.723.439.180
				- A0718 Banco de Desarrollo de la Mujer C.A.	3.723.439.180
				▪ Recursos Ordinarios	2.723.000.000
				▪ Gestión Fiscal	1.000.439.180
4.05	01	04	00	Aportes de Capital a Instituciones Públicas Financieras no Bancarias	6.092.000.000
				- A0842 Fondo de Desarrollo Microfinanciero	6.092.000.000
				▪ Recursos Ordinarios	5.054.139.180
				▪ Gestión Fiscal	1.037.860.820
4.07	00	00	00	Transferencias	106.791.279.195
4.07	01	00	00	Transferencias Corrientes Internas	106.791.279.195
4.07	01	02	00	Transferencias Corrientes al Sector Público	106.791.279.195
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	98.083.279.195
				- A0197 Instituto Autónomo Fondo Unico Social	95.583.279.195
				▪ Recursos Ordinarios	48.431.775.590
				▪ Gestión Fiscal	20.920.242.488
				▪ Otras Fuentes de Financiamiento	26.231.261.117
				- A0216 Fundación Pueblo Soberano	2.500.000.000
				▪ Recursos Ordinarios	1.500.000.000
				▪ Gestión Fiscal	1.000.000.000
4.07	01	02	08	Transferencias Corrientes a las Instituciones Públicas Financieras no Bancarias	3.908.000.000
				- A0842 Fondo de Desarrollo Microfinanciero	3.908.000.000
				▪ Recursos Ordinarios	3.908.000.000
4.07	01	02	09	Transferencias Corrientes a las Instituciones Públicas Financieras Bancarias	4.800.000.000
				- A0718 Banco de Desarrollo de la Mujer C.A.	4.800.000.000
				▪ Recursos Ordinarios	4.800.000.000

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Dirección General de Servicios

Este programa, tiene como objetivo principal centralizar los créditos presupuestarios asignados por el Ejecutivo Nacional a todos los entes adscritos al Ministerio de Finanzas, mediante transferencias corrientes y/o aportes de capital, entre los cuales se citan a continuación:

- Banco de Fomento Regional los Andes (BANFOANDES).
- Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA).
- Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa (FONPYME S.A).
- Superintendencia de Bancos y Otras Instituciones Financieras (SUDEBAN).
- Comisión Nacional de Valores.
- Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA).
- Superintendencia de Salud.
- Superintendencia de Pensiones y Paro Forzoso.
- Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central.
- Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT).
- Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles.
- Servicio Autónomo Superintendencia Nacional de Actividades Hípicas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Transferir créditos presupuestarios asignados por el Ejecutivo Nacional, a todos los entes adscritos al Ministerio de Finanzas.	Transferencia	17	839.197.334.071
TOTAL			**839.197.334.071**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.05	Activos Financieros	164.146.672.371
	- Recursos Ordinarios	23.000.000.000
	- Gestión Fiscal	56.000.000.000
	- Otras Fuentes de Financiamiento	85.146.672.371
4.07	Transferencias	675.050.661.700
	- Recursos Ordinarios	675.050.661.700
	TOTAL	**839.197.334.071**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.05	00	00	00	Activos Financieros	164.146.672.371
4.05	01	00	00	Aportes Directos para Participaciones de Capital	164.146.672.371
4.05	01	03	00	Aportes de Capital a Instituciones Públicas Financieras Bancarias	20.000.000.000
				- A0703 Banco de Fomento Regional de los Andes C.A.	20.000.000.000
				▪ Recursos Ordinarios	4.000.000.000
				▪ Gestión Fiscal	16.000.000.000
4.05	01	04	00	Aportes de Capital a Instituciones Públicas Financieras no Bancarias	144.146.672.371
				- A0808 Fondo de Crédito Industrial (FONCREI)	51.555.252.293
				▪ Otras Fuentes de Financiamiento	51.555.252.293
				- A0840 Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines	88.591.420.078
				▪ Recursos Ordinarios	15.000.000.000
				▪ Gestión Fiscal	40.000.000.000
				▪ Otras Fuentes de Financiamiento	33.591.420.078
				- A0841 Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa (FONPYME, S.A)	4.000.000.000
				▪ Recursos Ordinarios	4.000.000.000
4.07	00	00	00	Transferencias	675.050.661.700
4.07	01	00	00	Transferencias Corrientes Internas	650.628.989.738
4.07	01	02	00	Transferencias Corrientes al Sector Público	650.628.989.738
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	5.112.004.000
				- A0121 Superintendencia de Bancos y Otras Instituciones Financieras	2.000.000.000
				▪ Recursos Ordinarios	2.000.000.000
				- A0177 Superintendencia de Salud	250.000.000
				▪ Recursos Ordinarios	250.000.000
				- A0178 Superintendencia de Pensiones y Paro Forzoso	250.000.000
				▪ Recursos Ordinarios	250.000.000
				- A0185 Comisión Nacional de Valores	2.222.004.000
				▪ Recursos Ordinarios	2.222.004.000
				- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA)	390.000.000
				▪ Recursos Ordinarios	390.000.000
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	645.516.985.738
				- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	271.405.707.400
				▪ Recursos Ordinarios	271.405.707.400
				- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	373.761.278.338
				▪ Recursos Ordinarios	373.761.278.338
				- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	200.000.000
				▪ Recursos Ordinarios	200.000.000
				- A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas	150.000.000
				▪ Recursos Ordinarios	150.000.000
4.07	02	00	00	Transferencias de Capital Internas	24.421.671.962
4.07	02	02	00	Transferencias de Capital al Sector Público	24.421.671.962

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	02	02	10	Transferencias de Capital a los Servicios Autónomos sin Personalidad Jurídica	24.421.671.962
				- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	24.421.671.962
				• Recursos Ordinarios	24.421.671.962

PROGRAMA: 99 Partidas no Asignables a Programas

UNIDAD EJECUTORA: Dirección General de Servicios

Este programa concentra principalmente los fondos previstos para el pago del servicio de la deuda pública externa e interna, los cuales son administrados y ejecutados por la Oficina Nacional de Crédito Público. Sus asignaciones incluyen asimismo, los recursos necesarios para llevar a cabo el programa de útiles y textos escolares que ejecuta la Federación Nacional de Obreros Dependientes del Estado (FENODE).

Por otra parte, centraliza créditos presupuestarios para cumplir con las obligaciones que se asuman por gastos de remuneraciones y demás retribuciones, reestructuración a organismos del Sector Público, transferencias corrientes y aportes de capital, que otorga el Ejecutivo Nacional a la C. A. Metro de Caracas y los que realiza la Republica a Organismos Internacionales tales como Corporación Andina de Fomento (CAF), Banco Mundial (BM) y el Banco Interamericano de Desarrollo (B.I.D).

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Cancelación de la Deuda Pública y distribución de recursos a organismos y programas especiales.	Millones de Bs.	5	11.398.850.907.339
TOTAL			**11.398.850.907.339**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.05	Activos Financieros	112.667.212.417
	- Recursos Ordinarios	58.500.000.000
	- Servicio de la Deuda Pública	54.167.212.417
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	11.181.013.069.100
	- Recursos Ordinarios	6.383.410.479.040
	• Deuda Administrativa	6.468.169.963
	• Deuda Pública	6.376.942.309.077
	- Servicio de la Deuda Pública	4.797.602.590.060
4.07	Transferencias	9.688.530.923
	- Recursos Ordinarios	9.688.530.923
4.52	Asignaciones no Distribuidas	95.482.094.899
	- Recursos Ordinarios	86.146.177.707
	• Reestructuración de Organismos del Sector Público	22.499.488.449
	• Remuneraciones y Demás Retribuciones	12.232.186.128
	• Asignaciones no Distribuidas del Despacho del Presidente	51.414.503.130

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	- Gestión Fiscal	2.542.146.792
	▪ Asignaciones no Distribuidas del Despacho del Presidente	2.542.146.792
	- Otras Fuentes de Financiamiento	6.793.770.400
	▪ Asignaciones no Distribuidas del Consejo Moral Republicano	2.341.770.400
	▪ Asignaciones no Distribuidas del Despacho del Presidente	4.452.000.000
TOTAL		**11.398.850.907.339**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.05	00	00	00	Activos Financieros	112.667.212.417
4.05	01	00	00	Aportes Directos para Participaciones de Capital	112.667.212.417
4.05	01	05	00	Aportes de Capital a Organismos del Sector Público para el Pago de su Deuda	54.667.212.417
				- A0621 C.A. Metro de Caracas (CAMETRO)	54.667.212.417
				▪ Recursos Ordinarios	500.000.000
				▪ Deuda Pública	54.167.212.417
4.05	01	06	00	Aportes de Capital a Organismos Internacionales	58.000.000.000
				▪ Recursos Ordinarios	58.000.000.000
4.07	00	00	00	Transferencias	9.628.530.923
4.07	01	00	00	Transferencias Corrientes Internas	9.628.530.923
4.07	01	02	00	Transferencias Corrientes al Sector Público	9.628.530.923
4.07	01	02	11	Transferencias Corrientes a Organismos del Sector Público para Financiar Intereses y Otros Gastos Financieros	9.628.530.923
				- A0621 C.A. Metro de Caracas (CAMETRO)	9.628.530.923
				▪ Recursos Ordinarios	9.628.530.923

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	60.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	60.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	60.000.000
				- S1520 Federación Nacional de Obreros Dependientes del Estado (FENODE)	60.000.000
				▪ Recursos Ordinarios	60.000.000

Ministerio
de la Defensa

MINISTERIO DE LA DEFENSA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio de la Defensa como ente fundamental de la organización pública nacional, contempla en sus políticas presupuestarias los lineamientos generales de las líneas estratégicas contenidas en el Plan de Desarrollo Económico y Social de la Nación 2001 – 2007, en el Plan de Consolidación Estratégica de la FAN, así como en su propia gestión ministerial.

En este sentido, el Presupuesto se formuló atendiendo en prioridad los gastos correspondientes al área de personal, cuidado integral de la salud y bienestar del personal civil y militar, y en el incremento de los recursos destinados al mejoramiento de los índices de apresto operacional, estos últimos afectados por las restricciones presupuestarias que prevalecieron durante los Ejercicios Fiscales 2001 y 2002.

Para el Ejercicio Fiscal 2003, el Personal Militar y Civil constituye una de las principales áreas del gasto. Este Ministerio se abocará en atender los compromisos que en materia remunerativa decrete el Ejecutivo Nacional, destinado a los Empleados Públicos en sus diferentes clases: Empleados, Obreros, Docentes, Salud, Pensionados y Jubilados.

Al Personal Militar, se le contemplan los recursos para las remuneraciones y pensiones, de acuerdo con las tarifas convenidas en la Directiva No. MD-DGSPP-DP-DIRPLA-DIR2001-13/05/003. "Remuneraciones del Personal Militar de la F.A.N.", Primas de Frontera y el incremento de la Subvención de Alimentación del Personal Militar No Profesional.

Para el Personal Civil, se prevén los recursos de acuerdo a las reivindicaciones salariales consagradas en las distintas contrataciones colectivas, previéndose honrar los compromisos que en materia de remuneración decretó el Ejecutivo Nacional, para las diferentes clasificaciones del personal al servicio del Estado, entre los que destacan:

- Honrar el III Contrato Marco FEDEUNEP 2000-2002.

- Honrar el VI Convenio Colectivo de Condiciones de Trabajo entre la Federación Médica Venezolana y el Ministerio de Salud y Desarrollo Social.

- Cumplir con los incrementos de salario, otorgados al personal docente (preescolar, básica, media, diversificada y profesional), autorizados por el Ejecutivo Nacional según tabla remunerativa vigente desde el 1° de enero del 2001 y actas convenios № 393 del 21-6-2001, autorizada por el Consejo Nacional de Universidades.

- Remuneraciones y pensiones del Personal Militar de acuerdo con las tarifas convenidas en la Directiva № MD-GSPP-DP-DIR2001.

- Se mantendrá una evaluación constante sobre las discusiones de las nuevas contrataciones colectivas, a los fines de hacer las previsiones necesarias en las estimaciones de gastos de personal.

En el área de Bienestar y Seguridad Social, se ha procurado cubrir las prioridades, previéndose, además, el mejoramiento de los servicios de asistencia.

En virtud de las restricciones presupuestarias y los altos costos, los gastos de operación, mantenimiento e inversión, de los sistemas de armas y equipos, se orientan a elevar y mantener los niveles de apresto y disponibilidad en condiciones moderadas de operatividad, así como al mantenimiento de la infraestructura, y el mejoramiento de la calidad de servicio de los hospitales militares, a través de la dotación de medicamentos, fármacos y mantenimiento de equipos médicos quirúrgicos.

Los gastos de mantenimiento e inversión para el Ejercicio 2003, son conservadores, ya que se orientan a cubrir primordialmente el mantenimiento de los sistemas de armas y equipos existentes y la adquisición de partes y repuestos para la prolongación de su vida útil. Igualmente se han destinado recursos a los proyectos de inversión,

construcción, mantenimiento y reparación de la infraestructura física, con el fin de continuar con el programa de rescate de las instalaciones que se encuentran en estado critico.

En consecuencia, dentro de las medidas de acción que serán aplicadas por este Ministerio para el cumplimiento de las metas y objetivos se puede señalar:

- Continuar con la política de minimizar la adquisición de sistemas y equipos, reorientando el gasto hacia la recuperación y mantenimiento de los mismos. .

- Aplicar medidas de austeridad, con el fin de racionalizar el consumo de servicios básicos.

- Maximizar la eficiencia administrativa de los entes descentralizados para lograr su autofinanciamiento.

- Mantener especial atención al área fronteriza con el objeto de minimizar los problemas de la región.

- Optimizar el suministro de medicamentos y material médico quirúrgico a los diferentes centros hospitalarios y dispensadores de salud, con el propósito de preservar y cubrir la demanda en materia de salud, con la mejor calidad de servicio.

- Reducir y/o concentrar las unidades militares, atendiendo las necesidades de despliegue estratégico.

La Fuerza Armada Nacional continuará cumpliendo su rol como garante de la seguridad y defensa nacional, la defensa de la soberanía y la consolidación de las zonas fronterizas, incrementando su integración con la sociedad civil, maximizando su participación en el desarrollo social y económico nacional a través de la Fundación Proyecto País, Pro-Patria 2000 y otros entes creados para tal fin.

Los Programas Presupuestarios y Entes Adscritos establecerán programas para sincerar sus estructuras organizativas, alineándolas al rol que desempeñan y cumpliendo lo establecido en la Directiva MD-DGSPP-DP-00-13-05/003 del 13 de junio de 2002 "Normas Y Procedimientos para la Creación, Modificación y Control de las Estructuras Orgánicas y Funcionales de las Dependencias del Sector Defensa". El cumplimiento de este procedimiento asegurará que se definan y consoliden las estructuras organizativas; ajustándolas tanto a las necesidades reales, como a la racionalización del gasto en cuanto a recursos financieros y recursos reales, de manera tal que las mismas contribuyan al eficaz y eficiente cumplimiento de la misión de la F.A.N. Por otro lado se propenderá a la eliminación de aquellos entes descentralizados con duplicidad de funciones (principalmente los servicios autónomos) o aquellos incapaces de cumplir con niveles racionales de autogestión.

Con el fin último de optimizar el empleo de los recursos presupuestarios asignados y mejorar la vinculación entre los POA de los Programas y el Presupuesto de Gastos, los Planes Operativos Anuales Institucionales se ajustaron dando prioridad a las misiones y necesidades prioritarias de la F.A.N.

En cuanto a los Proyectos de Inversión para la adquisición de bienes, construcción de obras, mantenimiento mayor de sistemas y equipos y contratación de servicios a través de operaciones de crédito público, se establecieron los siguientes lineamientos:

- Enfocar sus inversiones hacia la consecución de la misión señalada para la FAN en la Constitución de la República Bolivariana de Venezuela.

- Dirigir sus esfuerzos hacia el manejo de los conceptos contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, así como con lo establecido en el Plan Estratégico de Consolidación de la FAN.

- La presentación de éstos proyectos deben cumplir con las normas y procedimientos establecidos, los cuales, entre otras cosas, deben tenerse en cuenta su jerarquía (orden de prioridad) y especialización geográfica en el Territorio Nacional.

La selección de los Proyectos a ser ejecutados durante este Ejercicio Fiscal tendrá como lineamiento estratégico el predominio y la preferencia de los siguientes conceptos:

- Adquisición centralizada de materiales y equipos de uso común.

- Interoperatividad e integración de los sistemas y equipos.

- Sustitución, modernización y mantenimiento mayor de sistemas de armas y equipos así como su logística.

- Implementación de un sistema logístico integrado.

- Estandarización de sistemas y equipos.

- Integración progresiva de Centros de Mantenimiento.

Los procesos de formulación, registro, ejecución, seguimiento, control y evaluación de los Proyectos de Inversión que serán financiados a través de operaciones de crédito público, deberán ajustarse estrictamente a lo establecido en la Directiva General MD-DGSPP-DIRPLA-dir2001-13-05/10 DEL 01AGO01. Se hará énfasis especial en los desembolsos requeridos en función de los cronogramas de entrega de bienes o servicios, y de las valuaciones para las obras civiles. Estos cronogramas son de vital importancia en virtud de que los desembolsos de la Ley Especial de Endeudamiento 2003 estarán contenidos en la Ley de Presupuesto 2003.

La desconcentración de la ciudad de Caracas y el empleo de terrenos para la construcción de viviendas es una de las políticas del Ejecutivo Nacional. La Fuerza Armada Nacional con la finalidad de cooperar con esta política, deberá analizar la situación real en que se encuentran aquellas infraestructuras e instalaciones militares, así como evaluar terrenos que le pertenecen, con el fin de cederlos para la construcción de viviendas para uso de la población militar.

Los proyectos de construcción y remodelaciones deberán ajustarse principalmente a la culminación de obras iniciadas, las cuales se justifiquen según la urgencia y prioridad para el cumplimiento de la misión de los diferentes programas.

En caso de inversión para la construcción de nuevas infraestructuras, deberán justificarse y efectuarse el estudio de factibilidad, así como el impacto sobre la misión y de que forma contribuyen al logro de la misma. Este tipo de inversiones deberá ajustarse a los lineamientos generales establecidos en el Plan Estratégico de Consolidación de la F.A.N. (2000-2010).

Los Programas Presupuestarios y Entes Adscritos al Ministerio de la Defensa contemplarán los compromisos validamente adquiridos, que no puedan ser causados al 31 diciembre 2002 y las obligaciones contraídas durante ejercicios anteriores, esencialmente aquellas relacionadas con los Servicios Básicos y los Compromisos Laborales generados por concepto de Contratación Colectiva y/u otros mecanismos legales.

La Unidad Administradora Central, en función de minimizar las obligaciones presupuestarias con los diferentes acreedores, deberá normalizar el procedimiento para la cancelación de los diferentes compromisos pendientes de pago, por lo que priorizará la forma de los pagos que deban efectuar, especialmente los relacionados con Pasivos Laborales y por orden cronológico, asignándole la máxima prioridad a las más antiguas.

Los Entes Adscritos que perciban recursos bajo esta figura y estén en capacidad de autogestionarse, no podrán emplear parte de estos recursos en gastos de funcionamiento, por lo que la estimación de los mismos, será principalmente para complemento cuando se prevea que los ingresos no son suficientes para el pago de obligaciones laborales, de pensiones y jubilaciones.

Con respecto a los gastos considerados como de Seguridad y Defensa, los programas deberán tomar en cuenta todos los aspectos relacionados con las operaciones fronterizas, de inteligencia y operaciones militares, contemplados en el Artículo 12 de la Reforma Parcial del Reglamento de la Ley Orgánica de la Contraloría General de la República, publicada en Gaceta Oficial Nº 37.169 del 29 de marzo de 2001.

Finalmente, hay que enfatizar que la Fuerza Armada Nacional, es una institución flexible, eficiente y efectiva, que en los actuales momentos cuenta con razonable nivel de apresto operacional para la acción conjunta, que cuenta con un excelente equipo humano para atender las exigencias actuales en cuanto a Seguridad y Defensa se refiere, y que es capaz de contribuir activamente con el Desarrollo Nacional; por lo cual se plantean objetivos encaminados a la preservación de la misma, los cuales se pueden enumerar de la siguiente manera:

- Mantener y mejorar el nivel actual de apresto operacional, con el fin de garantizar la seguridad integral del Estado Venezolano, participando activamente en la consecución de los intereses estratégicos.

- Los Entes Descentralizados deberán ceñirse a su razón de ser, funcionar con total apego al marco legal establecido en especial a lo señalado en el Título III de la Ley Orgánica de Administración Financiera del Sector Público, con un manejo gerencial que les permita llegar al nivel óptimo dentro de cada organismo, con el fin de consolidar el nivel de efectividad y competitividad.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Desarrollar, coordinar y tramitar las actividades administrativas del Sector Defensa	Actividad Administrativa	120	136.163.212.442
Formación personal militar básica	Cadete	1.200	5.584.903.664
Capacitación del personal militar y civil profesional	Alumno	150	442.471.902
Levantamiento cartográfico y aereocartográfico	Estudio	36	1.659.154.267
Inspección de las unidades militares	Inspección	1.000	779.722.198
Especialización personal militar profesional	Alumno	50	1.872.752.971
Proporcionar la logística de las operaciones de la Defensa de la Nación	Apoyo	10	1.277.522.749
Inteligencia militar para el desarrollo y empleo estratégico de la F.A.N.	Estudio	750	10.428.080.839
Apoyar las operaciones militares	Apoyo	10	1.642.328.229
Realizar la concentración, selección y alistamiento de los contingentes de la F.A.N.	Alistado	25.000	5.468.398.510
Seguridad y mantenimiento de las instalaciones del M.D.	Hora /Hombre	3.024.000	5.180.868.795
Desarrollar, coordinar y gestionar las actividades administrativas del Componente Ejército	Actividad	120	9.532.316.667
Ejecutar las distintas operaciones militares que garanticen la seguridad terrestre del estado	Entrenamiento	1.200	282.772.454.868
Planificar, ejecutar y supervisar el mantenimiento de los diferentes sistemas de transporte, maquinarias y armas de las unidades y dependencias del Ejército	Mantenimiento	12	4.597.698.000
Graduar personal de oficiales, SOPC, y tropa profesional	Alumno	800	1.710.028.500
Planificar y ejecutar el mantenimiento general de los sistemas y maquinarias del Sector Defensa	Mantenimiento	12	61.182.022.722

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Planificar, distribuir y supervisar los abastecimientos Clase II, a lo largo de la geografía nacional, por parte del servicio de alimentación del Ejército	Apoyo	12	238.079.856
Garantizar la operatividad y proporcionar el suministro de bienes y servicios y la capacitación del recurso humano	Actividad	12	204.215.166.929
Ejecutar los programas de construcción y mantenimiento de muebles e Inmuebles del componente Armada	Obra	28	36.396.375.295
Administrar y normar diferentes procedimientos administrativos	Actividad	80	144.476.919.919
Planificar y participar en maniobras y operaciones militares diversas	Maniobra	18	4.681.349.000
Planificar y ejecutar adquisiciones logísticas	Contrato	100	68.413.142.670
Promover la formación del recurso humano en los niveles y especialidades que demandan el Componente, para su rol operacional.	Plan de Capacitación	100	3.442.190.400
Planificar operaciones y maniobras, a fin de afianzar la operatividad de los Sistemas de Defensa Aérea, y evaluar las capacidades reales de los sistemas de armas asignados.	Maniobra	8	3.503.013.000
Coordinar actividades administrativas y de planificación para fortalecer y optimizar la operatividad del componente Guardia Nacional	Actividad	12	17.438.242.687
Conducir operaciones de mantenimiento del orden interior y cooperar con la Seguridad y Defensa de la Nación	Operativo	19.000	9.261.092.000
Mejorar la capacidad de apoyo del Sistema Logístico de la Guardia Nacional	Apoyo	12	12.033.775.945
Planificar, ejecutar y supervisar el proceso de formación, capacitación y especialización del personal.	Alumno	1.200	1.832.185.805
Planificar y ejecutar los procesos de administración de personal	Actividad	12	295.515.901.038
Prestar protección, seguridad y escolta al Ciudadano Presidente de la Republica	Hora/Hombre	4.320.000	8.354.058.566
Administrar los centros de procesados militares	Actividad Administrativa	12	5.523.792.449

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Programar y conducir los procesos inherentes a la Legislación Militar	Investigación	2.400	317.812.348
Custodiar los centros de procesados militares	Hora/Hombre	438.000	140.471.480
Proporcionar abastecimiento Clase II	Dotación	300.000	30.403.135.121
Adquisición de armas y municiones	Abastecimiento	89.000	3.140.735.704
Adquisición y mantenimiento de equipos de comunicaciones	Equipo	2.000	4.296.580.316
Formación y capacitación en el área de comunicaciones del Personal Profesional Militar	Alumno	200	1.996.586.118
Construcción y reparación de obras civiles	Metro Cuadrado	650	19.816.093.522
Ejecutar programas de artes graficas	Impresión Gráfica	5.000	893.485.806
Análisis legales de las causas que cursarán en la Corte Marcial.	Expediente	1.500	1.287.858.536
Administrar el servicio de bienestar social del personal militar y civil.	Actividad	16.000	44.736.243.993
Fortalecer la cobertura de la red sanitaria militar.	Centro Médico Asistencial	14	75.589.974.392
Verificar los procesos administrativos de la Fuerza Armada Nacional	Inspección	300	4.536.107.695
Apoyar a los Entes Descentralizados, para el cumplimiento de sus funciones.	Bolívares		279.209.004.647
TOTAL			**1.811.983.312.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración Central	170.499.416.566
02	Defensa Terrestre	360.032.600.613
03	Defensa Naval	240.611.542.224
04	Defensa Aérea	224.516.614.989
05	Cooperación	336.081.197.475
06	Guardia Presidencial	8.354.058.566
07	Justicia Militar	5.982.076.277
08	Servicio de Apoyo	60.546.616.587
09	Corte Marcial de la República	1.287.858.536
10	Bienestar y Seguridad Social	120.326.218.385
11	Contraloría General de la FAN	4.536.107.695
98	Asignación a Organismos del Sector Público	279.209.004.647
	TOTAL	**1.811.983.312.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**1.006.844.001.651**
	- Recursos Ordinarios	741.340.936.001
	- Gestión Fiscal	39.074.748.341
	- Otras Fuentes de Financiamiento	226.428.317.309
4.02	Materiales y Suministros	**111.514.448.415**
	- Recursos Ordinarios	70.709.129.699
	- Gestión Fiscal	17.693.323.770
	- Otras Fuentes de Financiamiento	23.111.994.946
4.03	Servicios no Personales	**116.503.284.587**
	- Recursos Ordinarios	74.728.967.106
	- Gestión Fiscal	33.789.965.832
	- Otras Fuentes de Financiamiento	7.984.351.649
4.04	Activos Reales	**94.925.582.036**
	- Recursos Ordinarios	16.119.343.137
	- Gestión Fiscal	5.679.842.032
	- Otras Fuentes de Financiamiento	2.016.303.177
	- Programas y Proyectos	<u>71.110.093.690</u>
	– **Inversión Militar Armada**	5.525.679.518
	– **Plan de Mantenimiento de Infraestructura (Armada)**	35.896.375.295
	– **Inversión Militar Aviación**	5.525.679.518
	– **Desarrollo Instalaciones Urbanas y Fronterizas de la F.A.C.**	1.436.423.893
	– **Plan de Recuperación Estratégica de la Fuerza Armada Nacional**	13.852.246.250
	– **Otros Proyectos Estratégicos**	1.307.575.247
	– **Bienestar y Seguridad Social de la Fuerza Armada Nacional**	7.566.113.969

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**2.008.227.321**
	- Gestión Fiscal	2.008.227.321
4.07	Transferencias	**297.659.460.363**
	- Recursos Ordinarios	207.251.620.048
	- Gestión Fiscal	52.169.614.773
	- Otras Fuentes de Financiamiento	38.238.225.542
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**138.889.906.310**
	- Programas y Proyectos	<u>138.889.906.310</u>
	– **Inversión Militar Ejército**	61.182.022.722
	– **Inversión Militar Armada**	19.053.984.546
	– **Inversión Militar Aviación**	38.918.629.152
	– **Inversión Militar Guardia Nacional**	2.691.722.052
	– **Plan de Recuperación Estratégica de la Fuerza Armada Nacional**	1.792.507.838
	– **Bienestar y Seguridad Social de la Fuerza Armada Nacional**	15.251.040.000
4.51	Gastos de Defensa y Seguridad del Estado	**43.638.401.877**
	- Recursos Ordinarios	36.234.704.009
	- Gestión Fiscal	4.375.377.931
	- Otras Fuentes de Financiamiento	3.028.319.937
TOTAL		**1.811.983.312.560**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	127.323	410.118.286.500
- Directivo	2	19.243.164
- Profesional y Técnico	3.016	18.603.089.553
- Personal Administrativo	5.781	17.130.157.675
- Personal Docente	762	6.014.306.232
- Personal Médico	818	5.632.393.181
- Personal Militar	104.743	329.764.040.532
- Obrero	12.201	32.955.056.163
Personal Fijo a Tiempo Parcial	18.642	7.234.079.868
- Profesional y Técnico	148	355.243.731
- Personal Administrativo	95	110.767.692
- Personal Docente	979	5.016.056.100
- Personal Médico	197	743.995.161
- Personal Militar	17.223	1.008.017.184
Personal Contratado	793	4.383.595.968
- Empleado	627	4.004.956.608
- Obrero	166	378.639.360
TOTAL	**146.758**	**421.735.962.336**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	76.830	70.981.672.615
II	190.081 - 208.400	4.209	10.088.888.279
III	208.401 - 258.400	16.061	43.725.400.301
IV	258.401 - 308.400	10.018	32.418.776.405
V	308.401 - 358.400	9.063	34.721.818.173
VI	358.401 - 408.400	7.203	32.822.148.060
VII	408.401 - 458.400	2.789	14.724.211.613
VIII	458.401 - 508.400	3.449	19.342.571.319
IX	508.401 - 558.400	4.269	27.502.499.783
X	558.401 - 608.400	500	3.470.999.741
XI	608.401 - 658.400	4.062	31.736.011.863
XII	658.401 - 708.400	146	1.203.388.311
XIII	708.401 - 758.400	116	1.017.934.795
XIV	758.401 - 808.400	2.768	25.497.859.084
XV	808.401 - 858.400	94	938.084.544
XVI	858.401 - 908.400	1.475	15.242.760.292
XVII	908.401 Y MÁS	3.706	56.300.937.158
	TOTAL	146.758	421.735.962.336

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0005	Instituto Autónomo Círculo de las Fuerzas Armadas.	**4.000.000.000**
	- Recursos Ordinarios	4.000.000.000
A0044	Instituto de Oficiales en Retiro de las Fuerzas Armadas Nacionales (I.O.R.F.A.N.).	**740.968.522**
	- Recursos Ordinarios	540.968.522
	- Gestión Fiscal	200.000.000
A0050	Instituto de Previsión Social de las Fuerzas Armadas (I.P.S.F.A.).	**256.556.975.099**
	- Recursos Ordinarios	181.468.539.903
	- Gestión Fiscal	44.141.496.242
	- Otras Fuentes de Financiamiento	30.946.938.954
A0065	Servicio Autónomo Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa.	**9.398.436**
	- Recursos Ordinarios	9.398.436
A0126	Fondo Autónomo de Inversiones y Previsión Socio - Económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA).	**904.529.764**
	- Recursos Ordinarios	500.000.000
	- Otras Fuentes de Financiamiento	404.529.764
A0196	Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (U.N.E.F.A)	**5.000.000.000**
	- Recursos Ordinarios	5.000.000.000
A0204	Oficina Coordinadora de la Prestación de los Servicios Agropecuarios del Ministerio de Defensa (OCSA).	**1.000.023.833**
	- Recursos Ordinarios	455.644.325
	- Gestión Fiscal	544.379.508
A0206	Club de Suboficiales Profesionales de las Fuerzas Armadas.	**719.434.158**
	- Recursos Ordinarios	500.000.000
	- Otras Fuentes de Financiamiento	219.434.158
A0404	Fundación Proyecto País	**9.770.026.197**
	- Recursos Ordinarios	2.500.000.000
	- Gestión Fiscal	7.270.026.197

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0411	Fundación Pro - Patria 2000	**770.000.000**
	- Recursos Ordinarios	756.287.174
	- Gestión Fiscal	13.712.826
A0830	Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	**1.361.612.560**
	- Recursos Ordinarios	1.000.000.000
	- Otras Fuentes de Financiamiento	361.612.560
TOTAL		**280.832.968.569**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	425.039.560
4.07	01	00	00	Transferencias Corrientes Internas	419.215.560
4.07	01	01	00	Transferencias Corrientes al Sector Privado	419.215.560
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	419.215.560
				- S0564 Fundación de Cardiología Infantil (FUNDACARDIN).	400.000.000
				- S0940 Sociedad Divulgativa de la Historia Militar.	9.215.560
				- S1048 Banco de Sangre de Sanidad Militar.	10.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	5.824.000
4.07	99	01	00	Transferencias Corrientes Diversas	5.824.000
				- S0498 Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales.	5.824.000

RELACIÓN DE TRANSFERENCIAS A ORGANIMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	18.919.800
4.07	03	00	00	Transferencias al Exterior	18.919.800
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	18.919.800
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	18.919.800
				- I0090 Organización Mundial de la Salud (O.M.S.).	3.244.800
				- I0120 International Military Sport.	15.675.000

PROGRAMA: 01 Administración Central

UNIDAD EJECUTORA: Dirección General Sectorial de Administración

La Dirección General Sectorial de Administración tiene la responsabilidad de dirigir, coordinar, asesorar y supervisar las actividades del Ministerio de la Defensa que le son atribuidas por la Ley Orgánica de la Fuerza Armada, así como proporcionar seguridad a las altas autoridades que laboran en las diferentes dependencias del Despacho y de todo lo relativo al servicio de relaciones públicas con el sector público y privado.

En consecuencia, formula las pautas y políticas a ser desarrolladas por las diferentes dependencias del Ministerio especialmente, en lo referente al asesoramiento jurídico, gestión administrativa, función inspectora, desplazamiento de efectivos de tropa y planificación de operaciones, de manera de proporcionar el apoyo financiero relacionado con el abastecimiento técnico y común, instalaciones y mantenimiento de los sistemas de inteligencia e información cartográfica, así como la instrucción, adiestramiento y capacitación del personal indispensable para satisfacer los requerimientos de las diferentes Escuelas de Formación de los futuros Oficiales de la Fuerza Armada Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Desarrollar, coordinar y tramitar las actividades administrativas del Sector Defensa	Actividad Administrativa	120	136.163.212.442
Formación personal militar básica	Cadete	1.200	5.584.903.664
Capacitación del personal militar y civil profesional	Alumno	150	442.471.902
Levantamiento cartográfico y aereocartográfico	Estudio	36	1.659.154.267
Inspección de las unidades militares	Inspección	1.000	779.722.198
Especialización personal militar profesional	Alumno	50	1.872.752.971
Proporcionar la logística de las operaciones de la Defensa de la Nación	Apoyo	10	1.277.522.749
Inteligencia militar para el desarrollo y empleo estratégico de la F.A.N.	Estudio	750	10.428.080.839
Apoyar las operaciones militares	Apoyo	10	1.642.328.229
Realizar la concentración, selección y alistamiento de los contingentes de la F.A.N.	Alistado	25.000	5.468.398.510
Seguridad y mantenimiento de las instalaciones del M.D.	Hora /Hombre	3.024.000	5.180.868.795
TOTAL			**170.499.416.566**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**89.429.480.453**
	- Recursos Ordinarios	51.155.642.725
	- Gestión Fiscal	31.179.134.995
	- Otras Fuentes de Financiamiento	7.094.702.733
4.02	Materiales y Suministros	**7.124.777.865**
	- Recursos Ordinarios	4.955.078.755
	- Otras Fuentes de Financiamiento	2.169.699.110
4.03	Servicios no Personales	**23.652.942.021**
	- Recursos Ordinarios	8.277.030.077
	- Gestión Fiscal	12.551.207.778
	- Otras Fuentes de Financiamiento	2.824.704.166
4.04	Activos Reales	**6.499.713.694**
	- Recursos Ordinarios	1.819.127.056
	- Gestión Fiscal	3.959.527.456
	- Otras Fuentes de Financiamiento	721.059.182
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**2.008.227.321**
	- Gestión Fiscal	2.008.227.321
4.07	Transferencias	**14.809.405.141**
	- Recursos Ordinarios	8.803.695.035
	- Otras Fuentes de Financiamiento	6.005.710.106
4.51	Gastos de Defensa y Seguridad del Estado	**26.974.870.071**
	- Recursos Ordinarios	24.014.210.595
	- Gestión Fiscal	2.132.339.539
	- Otras Fuentes de Financiamiento	828.319.937
	TOTAL	**170.499.416.566**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	4.327	10.945.889.005
- Profesional y Técnico	441	2.871.532.356
- Personal Administrativo	1.290	4.043.891.638
- Personal Docente	2	29.497.248
- Personal Médico	11	77.919.432
- Personal Militar	1.875	1.946.109.648
- Obrero	708	1.976.938.683
Personal Fijo a Tiempo Parcial	975	1.377.213.240
- Profesional y Técnico	4	12.444.576
- Personal Docente	294	1.358.015.292
- Personal Médico	2	6.753.372
Personal Contratado	33	164.757.960
- Empleado	31	160.196.040
- Obrero	2	4.561.920
TOTAL	**4.660**	**12.487.860.205**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	15.039.560
4.07	01	00	00	Transferencias Corrientes Internas	9.215.560
4.07	01	01	00	Transferencias Corrientes al Sector Privado	9.215.560
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	9.215.560
				- S0940 Sociedad Divulgativa de la Historia Militar.	9.215.560
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	5.824.000
4.07	99	01	00	Transferencias Corrientes Diversas	5.824.000
				- S0498 Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales.	5.824.000

PROGRAMA: 02 Defensa Terrestre

UNIDAD EJECUTORA: Comandancia General del Ejército

Este programa identifica y encuadra las dependencias del Ejército que tienen como misión principal la Seguridad y Defensa del espacio terrestre nacional, mediante operaciones militares terrestres tendentes a garantizar la integridad del país, la estabilidad de las instituciones democráticas, asegurar el cumplimiento de la Constitución y las leyes, cooperar con el mantenimiento del orden público y apoyar el desarrollo integral del país.

Con la finalidad de darle cumplimiento a las misiones establecidas en la Constitución y leyes de la República, el Comandante General del Ejército ha establecido planes operativos y administrativos que permiten:

− Optimizar la capacidad operativa y combativa de las grandes unidades de combate y apoyo de servicio de combate que forman el Ejército.

− Optimizar la eficiencia administrativa.

− Mejorar la capacidad de apoyo, mantenimiento, abastecimiento y servicios básicos.

− Mantener al Ejército activo en labores que beneficien a la comunidad.

− Optimizar el sistema de seguridad de todas las unidades y dependencias.

− Mantener la integridad de las fronteras y contribuir a su desarrollo.

− Adecuar los servicios del personal a los requerimientos de habitabilidad y bienestar.

− Optimizar el desarrollo del Ejército en función de las necesidades nacionales y formar los reemplazos que se requieran.

− Efectuar investigaciones en pro del desarrollo del Ejército que redunden en beneficios tanto para la Fuerza Armada Nacional como para la Nación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Desarrollar, coordinar y gestionar las actividades administrativas del Componente Ejército	Actividad	120	9.532.316.667
Ejecutar las distintas operaciones militares que garanticen la seguridad terrestre del Estado	Entrenamiento	1.200	282.772.454.868
Planificar, ejecutar y supervisar el mantenimiento de los diferentes sistemas de transporte, maquinarias y armas de las unidades y dependencias del Ejército	Mantenimiento	12	4.597.698.000
Graduar personal de oficiales, SOPC, y tropa profesional	Aumo	800	1.710.028.500
Planificar y ejecutar el mantenimiento general de los sistemas y maquinarias del Sector Defensa	Mantenimiento	12	61.182.022.722

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Planificar, distribuir y supervisar los abastecimientos Clase II, a lo largo de la geografía nacional por parte del servicio de alimentación del Ejército	Apoyo	12	238.079.856
TOTAL			**360.032.600.613**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**270.517.833.576**
	- Recursos Ordinarios	195.691.572.075
	- Gestión Fiscal	5.457.822.816
	- Otras Fuentes de Financiamiento	69.368.438.685
4.02	Materiales y Suministros	**7.828.032.956**
	- Recursos Ordinarios	7.828.032.956
4.03	Servicios no Personales	**15.311.932.915**
	- Recursos Ordinarios	12.311.932.915
	- Gestión Fiscal	3.000.000.000
4.04	Activos Reales	**308.885.892**
	- Recursos Ordinarios	308.885.892
4.07	Transferencias	**159.641.524**
	- Recursos Ordinarios	159.641.524
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**61.182.022.722**
	- Programas y Proyectos	61.182.022.722
	- Inversión Militar Ejército	61.182.022.722
4.51	Gastos de Defensa y Seguridad del Estado	**4.724.251.028**
	- Recursos Ordinarios	4.724.251.028
	TOTAL	**360.032.600.613**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	43.401	120.179.852.597
- Profesional y Técnico	465	2.694.953.277
- Personal Administrativo	1.105	2.938.463.160
- Personal Docente	201	1.910.623.836
- Personal Médico	96	692.984.964
- Personal Militar	39.028	105.435.460.404
- Obrero	2.506	6.507.366.956
Personal Fijo a Tiempo Parcial	17.484	1.718.756.240
- Profesional y Técnico	36	70.603.356
- Personal Administrativo	51	49.855.356
- Personal Docente	127	489.703.380
- Personal Médico	47	100.576.964
- Personal Militar	17.223	1.008.017.184
Personal Contratado	337	1.741.826.460
- Empleado	173	1.367.749.020
- Obrero	164	374.077.440
TOTAL	**61.222**	**123.640.435.297**

PROGRAMA: 03 Defensa Naval

UNIDAD EJECUTORA: Comando General de la Armada

Este programa está constituido por todas las acciones militares ofensivas y defensivas de protección y de apoyo que se llevan a cabo con medios navales, en los espacios acuáticos (marítimos, fluviales y lacustres), sus costas y los espacios aéreos correspondientes.

En este sentido, la visión de la Armada, es constituir una organización ejemplar, convirtiéndola así en una de las mejores del continente, capaz de operar eficaz y efectivamente y proyectar el poder naval en sus espacios de actuación, (Caribe, Atlántico y Fluvial), a los fines de garantizar la seguridad y defensa de la Nación, disponer de un sistema educativo que permita la existencia de recursos humanos con una óptima calidad, altamente capacitado en cuanto a tecnología, humanidades, gerencia y a la guerra naval, así mismo, combatir y erradicar la piratería en los espacios acuáticos. Por ser una Organización de gran valor estratégico deberá anticiparse a las necesidades de la sociedad venezolana en lo que a salvaguarda de los recursos del mar se refiere para las futuras generaciones.

La misión del componente Armada es asegurar la defensa naval y el cumplimiento de la Constitución y las Leyes a fin de garantizar conjuntamente con otros componentes de la Fuerza Armada, la soberanía, la integridad, la libertad y contribuir al desarrollo de la República.

Para el cumplimiento de esta misión, se han fijado para el ejercicio fiscal 2003 los siguientes objetivos:

- Mantener la presencia naval permanente en las zonas fronterizas del territorio nacional, a través del despliegue de unidades debidamente organizadas, adiestradas y equipadas, con el fin de garantizar la soberanía nacional.

- Contar con el recurso humano para satisfacer la demanda del componente Armada y capacitarlo a fin de cumplir eficientemente con la misión asignada.

- Procurar adecuadas condiciones socioeconómicas y el bienestar del personal del componente Armada, a fin de contribuir a mejorar su calidad de vida y la de su grupo familiar.

- Ejecutar y apoyar acciones orientadas a contribuir con el desarrollo social del país.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Garantizar la operatividad y proporcionar el suministro de bienes y servicios y la capacitación del recurso humano	Actividad	12	204.215.166.929
Ejecutar los programas de construcción y mantenimiento de muebles e inmuebles del componente Armada	Obra	28	36.396.375.295
TOTAL			**240.611.542.224**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**138.027.719.129**
	- Recursos Ordinarios	98.037.852.446
	- Otras Fuentes de Financiamiento	39.989.866.683
4.02	Materiales y Suministros	**16.125.898.228**
	- Recursos Ordinarios	10.968.792.111
	- Gestión Fiscal	3.236.024.215
	- Otras Fuentes de Financiamiento	1.921.081.902
4.03	Servicios no Personales	**20.656.061.508**
	- Recursos Ordinarios	13.179.944.670
	- Gestión Fiscal	3.838.058.419
	- Otras Fuentes de Financiamiento	3.638.058.419
4.04	Activos Reales	**43.201.878.813**
	- Recursos Ordinarios	1.219.994.736
	- Gestión Fiscal	559.829.264
	- Programas y Proyectos	<u>41.422.054.813</u>
	- Plan de Mantenimiento de Infraestructura (Armada)	35.896.375.295
	- Inversión Militar Armada	5.525.679.518
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**19.053.984.546**
	- Programas y Proyectos	<u>19.053.984.546</u>
	- Inversión Militar Armada	19.053.984.546
4.51	Gastos de Defensa y Seguridad del Estado	**3.546.000.000**
	- Recursos Ordinarios	46.000.000
	- Gestión Fiscal	1.300.000.000
	- Otras Fuentes de Financiamiento	2.200.000.000
	TOTAL	**240.611.542.224**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	20.045	58.289.884.332
- Profesional y Técnico	317	1.980.303.760
- Personal Administrativo	704	2.404.353.894
- Personal Docente	196	1.612.725.744
- Personal Médico	37	271.520.126
- Personal Militar	17.285	47.829.001.116
- Obrero	1.506	4.191.979.692
Personal Fijo a Tiempo Parcial	46	168.683.664
- Personal Docente	46	168.683.664
Personal Contratado	220	1.461.308.280
- Empleado	220	1.461.308.280
TOTAL	**20.311**	**59.919.876.276**

PROYECTO: 99 Defensa y Seguridad

UNIDAD EJECUTORA: Comando General de la Armada

Este proyecto tiene bajo su responsabilidad la coordinación general de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros del componente de la Armada, para lograr el cumplimiento de los objetivos y metas propuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**138.027.719.129**
	- Recursos Ordinarios	98.037.852.446
	- Otras Fuentes de Financiamiento	39.989.866.683
4.02	Materiales y Suministros	**16.125.898.228**
	- Recursos Ordinarios	10.968.792.111
	- Gestión Fiscal	3.236.024.215
	- Otras Fuentes de Financiamiento	1.921.081.902
4.03	Servicios no Personales	**20.656.061.508**
	- Recursos Ordinarios	13.179.944.670
	- Gestión Fiscal	3.838.058.419
	- Otras Fuentes de Financiamiento	3.638.058.419
4.04	Activos Reales	**6.805.503.518**
	- Recursos Ordinarios	1.119.994.736
	- Gestión Fiscal	159.829.264
	- Programas y Proyectos	5.525.679.518
	- Inversión Militar Armada	5.525.679.518
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**19.053.984.546**
	- Programas y Proyectos	19.053.984.546
	- Inversión Militar Armada	19.053.984.546

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.51	Gastos de Defensa y Seguridad del Estado	**3.546.000.000**
	- Recursos Ordinarios	46.000.000
	- Gestión Fiscal	1.300.000.000
	- Otras Fuentes de Financiamiento	2.200.000.000
	TOTAL	**204.215.166.929**

PROYECTO: 01 Obras Civiles

UNIDAD EJECUTORA: Obras Civiles

Este proyecto tiene como propósito realizar el mantenimiento mayor a la infraestructura del Componente de la Armada, a fin de garantizar el apresto operacional de las unidades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.04	Activos Reales	**36.396.375.295**
	- Recursos Ordinarios	100.000.000
	- Gestión Fiscal	400.000.000
	- Programas y Proyectos	35.896.375.295
	- Plan de Mantenimiento de Infraestructura (Armada)	35.896.375.295
	TOTAL	**36.396.375.295**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 03 Defensa Naval
Subprograma:
Proyecto: 01 Obras Civiles
Partida: 4.04.02.02.00 Conservaciones, Ampliaciones y Mejoras de Obras en Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2003	Ej. Física Al 31/12/02	03	04	POST
AM-0024	REPARACIÓN INFRAESTRUCTURA COFFMU	2003 2003	1-EDIFICACIONES	200,00		200,00	200,00		200,00	200,00	0,0	100,0	0,0	0,0
AP-0015	REPARACIONES MAYORES PUESTO NAVAL FRONTERIZO RIO ARAUCA INTERNACIONAL	2003 2003	1-EDIFICACIONES	140,00		140,00	140,00		140,00	140,00	0,0	100,0	0,0	0,0
AP-0023	MOVIMIENTO DE TIERRAS PUESTO NAVAL SAN FERNANDO DE APURE Y EL BAÚL	2003 2003	2-PROTESIS	3.000,00		3.000,00	3.000,00		3.000,00	3.000,00	0,0	100,0	0,0	0,0
AR-0021	MANTENIMIENTO INFRAESTRUCTURA ANTV	2003 2003	1-MANTENIMIENTO	490,00		490,00	490,00		490,00	490,00	0,0	100,0	0,0	0,0
BO-0016	REPARACIONES MAYORES AL CFFL	2003 2003	1-EDICIONES	280,00		280,00	280,00		280,00	280,00	0,0	100,0	0,0	0,0
CA-0017	REPARACIONES MAYORES INSTALACIONES DE INFANTERIA DE MARINA, BNAR, CAN Y ESCUADRON AERONAVAL	2003 2003	6-INSPECCION	1.806,00		1.806,00	1.806,00		1.806,00	1.806,00	0,0	100,0	0,0	0,0
CA-0026	REPARACIÓN Y EDIFICIO ADMINISTRATIVO Y TALLERES BNAR	2003 2003	3-EDIFICACIONES	400,00		400,00	400,00		400,00	400,00	0,0	100,0	0,0	0,0
CA-0031	REMODELACION HOSPITAL NAVAL DE BNAR	2003 2003	1-PROYECTOS	2.800,00		2.800,00	2.800,00		2.800,00	2.800,00	0,0	100,0	0,0	0,0
DM-0030	REPARACIÓN INFRAESTRUCTURA COMPLEJO PRADO DE MARÍA	2003 2003	1-EDIFICACIONES	300,00		300,00	300,00		300,00	300,00	0,0	100,0	0,0	0,0
FA-0014	REPARACIONES MAYORES INSTALACIONES BNFA	2003 2003	1-EDIFICACIONES	383,60		383,60	383,60		383,60	383,60	0,0	100,0	0,0	0,0
FA-0019	ACTUALIZACION SISTEMA ELECTRICO BNFA	2003 2003	1-MANTENIMIENTO	2.400,00		2.400,00	2.400,00		2.400,00	2.400,00	0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 03 Defensa Naval
Subprograma:
Proyecto: 01 Obras Civiles
Partida: 4.04.02.02.00 Conservaciones, Ampliaciones y Mejoras de Obras en Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicio	Año Culm.	Cantidad y Unidad de Medida	Costo Total	Extraordinario	Total	Nuevos Contratos	Total Asignación 2003	Al 31/12/02	03	04
FA-0027	REPARACIÓN TALLERES PLATAFORMA Y MUELLES BNFA	2003	2003	3- EDIFICACIONES	1.000,00	1.000,00	1.000,00	1.000,00	1.000,00	0,0	100,0	0,0
SU-0018	REPARACIONES INSTALACIONES LICEO NAVAL MAYORES ANZOATEGUI	2003	2003	1- EDIFICACIONES	210,00	210,00	210,00	210,00	210,00	0,0	100,0	0,0
SU-0020	MANTENIMIENTO MAYOR ANGU	2003	2003	1- MANTENIMIENTO	276,50	276,50	276,50	276,50	276,50	0,0	100,0	0,0
SU-0033	REMODELACIÓN Y AMPLIACIONES INSTALACIONES DE DIVIMBO	2003	2003	3- MANTENIMIENTO	1.800,00	1.800,00	1.800,00	1.800,00	1.800,00	0,0	100,0	0,0
VA-0018	REPARACIONES MAYORES A RED DE TENCION Y A INSTALACIONES DEL CANES	2003	2003	3- MANTENIMIENTO	2.965,00	2.965,00	2.965,00	2.965,00	2.965,00	0,0	100,0	0,0
VA-0019	MANTENIMIENTO MUELLE PRINCIPAL ANDI	2003	2003	1- MANTENIMIENTO	843,50	843,50	843,50	843,50	843,50	0,0	100,0	0,0
VA-0022	MANTENIMIENTO MAYOR TECHOS Y ESTRUCTURAS CAPN	2003	2003	1- MANTENIMIENTO	114,80	114,80	114,80	114,80	114,80	0,0	100,0	0,0
VA-0032	RECONSTRUCCION SISTEMA DE AGUA POTABLE	2003	2003	1- PROYECTOS	400,00	400,00	400,00	400,00	400,00	0,0	100,0	0,0
VA-0034	REMODELACIONES, AMPLIACIONES Y MEJORAS DE LAS ESCUELAS	2003	2003	4- REPARACIONES	1.346,98	1.346,98	1.346,98	1.346,98	1.346,98	0,0	100,0	0,0
	TOTALES				21.156,38	21.156,38	21.156,38	21.156,38	21.156,38	0,0	100,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 03 Defensa Naval
Subprograma:
Proyecto: 01 Obras Civiles
Partida: 4.04.13.02.00 Proyectos y Estudios Aplicables a Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	Sit Fin	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Tramitado al 31/12/02 Extraordinario	Total	Asignado al 31/12/02 Años Posteriores	Est. Presup. Ord. Contratos Vigentes	Est. Presup. Ord. Nuevos Contratos	Est. Presup. Extraord. Contratos Vigentes	Est. Presup. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	Ejec. Física 03	Ejec. Física 04	Ejec. Física Años Post.
AM-0003	PROYECTOS DE OBRA INSTALACIONES COMANDO CAICARA DEL ORINOCO	2003	I	2-PROYECTOS	100,00	20,00	80,00	100,00			20,00		80,00	100,00			0,0	100,0	0,0	0,0
BO-0003	ESTUDIO MANTENIMIENTO INFRAESTRUCTURA UNIDADES DEL SUR	2003	I	2-PROYECTOS	39,50	7,90	31,60	39,50			7,90		31,60	39,50			0,0	100,0	0,0	0,00
CA-0001	ESTUDIO PARA LA CONSTRUCCIÓN Y REMODELACIÓN DE INFRAESTRUCTURA DE BNAR	2003	I	5-PROGRAMA	120,00	24,00	96,00	120,00			24,00		96,00	120,00			0,0	100,0	0,0	0,0
VA-0002	PROYECTOS REMODELACIÓN Y MANTENIMIENTO MAYOR DE INMUEBLES DE LAS UNIDADES EN EL ESTADO VARGAS	2003	I	6-PLAN	240,50	48,10	192,40	240,50			48,10		192,40	240,50			0,0	100,0	0,0	0,0
TOTALES					500,00	100,00	400,00	500,00			100,00		400,00	500,00						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 03 Defensa Naval
Subprograma:
Proyecto: 01 Obras Civiles
Partida: 4.04.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año	Año	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Nuevos Contratos	Total Asignación 2003	Ejec. Física al 31/12/02	03	04	Años Post.
AP-0011	CONSTRUCCION DE LA SEDE BRIGADA FLUVIAL Y PISTA DE ATERRIZAJE.	2003	2003	2-CONSTRUCCION	1.040,00			1.040,00	1.040,00			1.040,00	1.040,00	0,0	100,0	0,0	0,0
BO-0030	CONSTRUCCION DE LAS INSTALACIONES DE COMANDO CAICARA DEL ORINOCO	2003	2003	1-CONSTRUCCION	2.000,00			2.000,00	2.000,00			2.000,00	2.000,00	0,0	100,0	0,0	0,0
CA-0012	CONSTRUCCION SOLLADO DE TROPA DE BAVAIM	2003	2003	1-CONSTRUCCION	525,00			525,00	525,00			525,00	525,00	0,0	100,0	0,0	0,0
FA-0014	CONSTRUCION Y REMODELACION HNMCHI Y LAVANDERIA DE BNFA	2003	2003	2-EDIFICACIONES	2.100,00			2.100,00	2.100,00			2.100,00	2.100,00	0,0	100,0	0,0	0,0
SU-0011	CONSTRUCCION NUEVA SEDE REGIMIENTO REEMPLAZO I.M.	2003	2003	1-CONSTRUCCION	6.500,00			6.500,00	6.500,00			6.500,00	6.500,00	0,0	100,0	0,0	0,0
SU-0028	CONSTRUCCION DEL COMPLEJO CIVICO MILITAR DUACA IV ETAPA	2003	2003	1-EDIFICACIONES	2.000,00			2.000,00	2.000,00			2.000,00	2.000,00	0,0	100,0	0,0	0,0
VA-0010	CONSTRUCCION DE LA SEDE BRIGADA DE INGENIERIA	2003	2003	1-EDIFICACIONES	175,00			175,00	175,00			175,00	175,00	0,0	100,0	0,0	0,0
ZU-0013	CONSTRUCCION PUESTO NAVAL ENCONTRADOS	2003	2003	1-CONSTRUCCION	400,00			400,00	400,00			400,00	400,00	0,0	100,0	0,0	0,0
	TOTALES				14.740,00			14.740,00	14.740,00			14.740,00	14.740,00				

CONTRATOS POR TRAMITAR AÑO 2003

ASIGNACIONES ESTIMADAS — ESTIMADAS 2003 (PRESUPUESTO ORDINARIO / PRESUPUESTO EXTRAORDINARIO)

Ejecución Física Proyectada (%)

PROGRAMA: 04 Defensa Aérea

UNIDAD EJECUTORA: Comandancia General de la Aviación

El componente Aviación tiene como misión asegurar la soberanía del espacio aéreo nacional, contribuir a la defensa integral y desarrollo de la nación, garantizar el cumplimiento de la Constitución Nacional y demás leyes de la República. Así mismo, presta la más decidida cooperación a otros organismos, tanto oficiales como particulares, así como en todas aquellas actividades de carácter científico y asistencial, que propenden al desarrollo y bienestar del país. Para lograr los objetivos el componente Aviación ha orientado sus actividades hacia los siguientes aspectos funcionales:

- Formular las normas generales que deben seguir los comandos Aéreos y demás dependencias en el desarrollo de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros los cuales son necesarios para lograr los objetivos previstos.

- Organizar, equipar y entrenar las unidades necesarias para la ejecución de las operaciones aéreas, a fin de garantizar la seguridad y defensa nacional.

- Proporcionar el apoyo logístico, en lo que respecta a los abastecimientos técnicos y comunes, mantenimiento del material volante, instalación y operación del sistema de comunicaciones, información meteorológica, transporte terrestre, construcción y reparación de instalaciones entre otros, así como todo lo relativo a la asistencia médica del personal.

- Instrucción, adiestramiento y capacitación del personal militar y civil a fin de satisfacer los requerimientos académicos y técnicos inherentes al programa.

- Conducir las acciones necesarias para impedir que medios aéreos hostiles, causen daños a los objetivos vitales de interés estratégico en el territorio nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Administrar y normar diferentes procedimientos administrativos	Actividad	80	144.476.919.919
Planificar y participar en maniobras y operaciones militares diversas	Maniobra	18	4.681.349.000
Planificar y ejecutar adquisiciones logísticas	Contrato	100	68.413.142.670
Promover la formación del recurso humano en los niveles y especialidades, que demandan el Componente, para su rol operacional.	Plan de Capacitación	100	3.442.190.400
Planificar operaciones y maniobras, a fin de afianzar la operatividad de los Sistemas de Defensa Aérea, y evaluar las capacidades reales de los sistemas de armas asignados.	Maniobra	8	3.503.013.000
TOTAL			**224.516.614.989**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**136.608.555.187**
	- Recursos Ordinarios	103.356.601.029
	- Gestión Fiscal	2.434.063.600
	- Otras Fuentes de Financiamiento	30.817.890.558
4.02	Materiales y Suministros	**22.767.052.132**
	- Recursos Ordinarios	9.354.716.132
	- Gestión Fiscal	135.737.000
	- Otras Fuentes de Financiamiento	13.276.599.000
4.03	Servicios no Personales	**18.010.558.000**
	- Recursos Ordinarios	13.235.359.000
	- Gestión Fiscal	4.463.669.000
	- Otras Fuentes de Financiamiento	311.530.000
4.04	Activos Reales	**5.644.679.518**
	- Recursos Ordinarios	119.000.000
	- Programas y Proyectos	5.525.679.518
	- Inversión Militar Aviación	5.525.679.518
4.07	Transferencias	**150.000.000**
	- Otras Fuentes de Financiamiento	150.000.000
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**38.918.629.152**
	- Programas y Proyectos	38.918.629.152
	- Inversión Militar Aviación	38.918.629.152
4.51	Gastos de Defensa y Seguridad del Estado	**2.417.141.000**
	- Recursos Ordinarios	2.417.141.000
	TOTAL	**224.516.614.989**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	12.852	58.866.846.772
- Directivo	2	19.243.164
- Profesional y Técnico	132	1.436.033.016
- Personal Administrativo	600	1.372.460.100
- Personal Docente	125	840.023.892
- Personal Médico	11	93.685.764
- Personal Militar	11.982	49.276.099.152
- Obrero	1.982	5.829.301.684
Personal Fijo a Tiempo Parcial	127	1.289.917.968
- Personal Docente	127	1.289.917.968
Personal Contratado	44	235.255.680
- Empleado	44	235.255.680
TOTAL	**13.023**	**60.392.020.420**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA:		
– Dirección de Finanzas de la Aviación	– Relaciones Publicas de la Aviación	– Dirección de Telemática del EMGA
– Ayudantía General de la Aviación	– Vicariato Episcopal de la Aviación	– Dirección de Planificación y Presupuesto del EMGA
– Inspectoría General de la Aviación	– Dirección de Operaciones del EMGA	– Dirección de Investigación y Desarrollo del EMGA
– Estado Mayor General de la Aviación	– Dirección de Logística del EMGA	– Dirección de Planificación Estratégica del EMGA
– Consultoría Jurídica de la Aviación	– Dirección de Inteligencia del EMGA	– Junta Permanente de Evaluación de la Aviación
– Dirección de Informática de la Aviación	– Dirección de Personal EMGA	– Control Fiscal de la Aviación

Se asignan a este proyecto recursos para el establecimiento de las normas que deben regir para cada una de las actividades que conforman al componente Aviación, en el control, administración de los recursos financieros y humanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**135.840.460.187**
	- Recursos Ordinarios	103.356.601.029
	- Gestión Fiscal	2.434.063.600
	- Otras Fuentes de Financiamiento	30.049.795.558
4.02	Materiales y Suministros	**1.317.351.732**
	- Recursos Ordinarios	1.181.614.732
	- Gestión Fiscal	135.737.000
4.03	Servicios no Personales	**6.326.108.000**
	- Recursos Ordinarios	5.973.539.000
	- Gestión Fiscal	163.169.000
	- Otras Fuentes de Financiamiento	189.400.000
4.04	Activos Reales	**119.000.000**
	- Recursos Ordinarios	119.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**874.000.000**
	- Recursos Ordinarios	874.000.000
	TOTAL	**144.476.919.919**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 04 Defensa Aérea
Subprograma:
Proyecto: 01 Dirección Superior
Partida: 4.04.13.02.00 Proyectos y Estudios Aplicables a Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02		AÑO 2003 POR TRAMITAR		Asignado al 31/12/02	ASIGNACIONES ESTIMADAS – ESTIMADAS 2003							Ejecución Física Proyectada (%)		
Cód	DENOMINACIÓN				Ordinario	Extraordinario	Total	Años Posteriores		PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04
AR-0001	FABRICACIÓN DE UN MISIL AIRE DE TERCERA GENERACIÓN POR REINGENIERÍA INVERSA	2003	1- PROYECTO	20,00	20,00		20,00				20,00			20,00			0,0	100,0	0,0
AR-0002	IMPLEMENTACIÓN DE UNA ESTACIÓN DE OBSERVACIÓN ESPACIAL COMO ELEMENTO INDUCTOR AL ÁREA ESPACIAL	2003	1- PROYECTO	15,00	15,00		15,00				15,00			15,00			0,0	100,0	0,0
AR-0003	DESARROLLO DE LAS CAPACIDADES DE DISEÑO INDUSTRIAL PARA EL SOPORTE DE LOS PROYECTOS DE INVESTIGACIÓN Y DESARROLLO	2003	1- PROYECTO	20,00	20,00		20,00				20,00			20,00			0,0	100,0	0,0
AR-0004	DISEÑO DE UN AVIÓN NO TRIPULADO PARA OPERACIONES DE RECONOCIMIENTO AÉREO	2003	1- PROYECTO	30,00	30,00		30,00				30,00			30,00			0,0	100,0	0,0
AR-0005	PROYECTO DE FABRICACIÓN DE UN SATÉLITE DE ÓRBITA ASINCRÓNICA Y PARA OBSERVACIÓN Y COMUNICACIONES	2003	1- PROYECTO	18,00	19,00		18,00				18,00			18,00			0,0	100,0	0,0
AR-0006	SISTEMA DE PROCESAMIENTO E INTEGRACIÓN DE DATOS DE RADAR DE LA DEFENSA AÉREA	2003	1- PROYECTO	16,00	16,00		16,00				16,00			18,00			0,0	100,0	0,0
TOTALES				119,00	119,00		119,00				119,00			119,00					

PROYECTO: 02 Operaciones Aéreas

UNIDAD EJECUTORA:

– Comando de Operaciones Aéreas	– Base Aérea "Buenaventura Vivas Guerrero"	– Grupo Aéreo de Combate Nº 15
– Base Aérea "El Libertador"	– Base Aérea Táctica "El Vigía"	– Grupo Aéreo de Caza Nº 16
– Base Aérea "Rafael Urdaneta"	– Grupo Aéreo de Transporte Nº 4	– Grupo de Policía Aérea BAGEM
– Base Aérea " Generalísimo Francisco de Miranda"	– Grupo Aéreo de Transporte Nº 5	– Grupo de Policía Aérea BAEL
– Base Aérea "Gral. José Antonio Páez"	– Grupo Aéreo de Transporte Nº 6	– Grupo Aéreo de Policía BASUCRE
– Base Aérea "Luis Del Valle García"	– Grupo Aéreo de Transporte Nº 10	– Escuadrón de Policía Aérea BALANDA
– Base Aérea "Manuel Ríos"	– Grupo Aéreo de Transporte Nº 11	– Escuadrón de Policía Aérea BABIVAS
– Base Aérea "Mariscal Sucre"	– Grupo Aéreo de Transporte Nº 12	– Escuadrón de Policía Aérea BARU
– Base Aérea "Vicente Landaeta Gil"	– Grupo de Entrenamiento Aéreo Nº 14	– Escuadrón de Policía Aérea BAVALLE
– Escuadrón de Policía Aérea BAMARI	– Grupo de Control Aerotáctico	

A través de este proyecto se ejecuta todo el despliegue de las unidades, con la finalidad de mantener la soberanía, la integridad y la libertad de dichos espacios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.02	Materiales y Suministros	**1.520.613.000**
	- Recursos Ordinarios	1.520.613.000
4.03	Servicios no Personales	**1.937.595.000**
	- Recursos Ordinarios	1.879.625.000
	- Otras Fuentes de Financiamiento	57.970.000
4.51	Gastos de Defensa y Seguridad del Estado	**1.223.141.000**
	- Recursos Ordinarios	1.223.141.000
	TOTAL	**4.681.349.000**

PROYECTO: 03 Servicios de Apoyo

UNIDAD EJECUTORA:

- Comando de Operaciones Logísticas
- Dirección de los Servicios
- Dirección de Adquisiciones C.O.L.
- Oficinas de Adquisición Aviación-Miami
- Base Aérea Logística Aragua
- Escuadrón de Policía BARAGUA
- Museo Aeronáutico

- Servicio de Abastecimiento de la Aviación
- Centro de Investigación y Desarrollo
- Servicio de Armamento de la Aviación
- Servicio de Intendencia de la Aviación
- Servicio de Mantenimiento de la Aviación
- Servicio de Meteorología de la Aviación

- Servicio de Transporte de la Aviación
- Servicio de Comunicaciones y Electrónica de la Aviación
- Servicio de Ingeniería de la Aviación
- Oficinas de Adquisición Aviación-Francia
- Oficina de Adquisición Aviación-Ohio
- Oficina de Adquisición Aviación-UTAH

Este proyecto tiene la finalidad de abastecer y mantener los medios que permitan la operatividad y el apresto operacional de las diferentes unidades que conforman el componente aviación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.02	Materiales y Suministros	**16.882.862.400**
	- Recursos Ordinarios	3.606.263.400
	- Otras Fuentes de Financiamiento	13.276.599.000
4.03	Servicios no Personales	**7.085.971.600**
	- Recursos Ordinarios	2.774.871.600
	- Gestión Fiscal	4.300.500.000
	- Otras Fuentes de Financiamiento	10.600.000
4.04	Activos Reales	**5.525.679.518**
	- Programas y Proyectos	5.525.679.518
	- Inversión Militar Aviación	5.525.679.518
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**38.918.629.152**
	- Programas y Proyectos	38.918.629.152
	- Inversión Militar Aviación	38.918.629.152
	TOTAL	**68.413.142.670**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 04 Defensa Aérea
Subprograma:
Proyecto: 03 Servicio de Apoyo
Partida: 4.04.02.99.00 Otras Conservaciones, Ampliaciones y Mejoras

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS					CONTRATOS POR TRAMITAR						ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
		AÑO			Tramitado al 31/12/02	AÑO 2003			Asignado al 31/12/02		ESTIMADAS 2003					Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN		Cantidad y Unidad de Medida	Costo Total	Ordinario	Extraordinario	Total	Años Posteriores			PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003						
											Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
AR-0001	REPARACIONES MAYORES HANGAR S-15 DEL SERVICIO DE ARMAMENTO DE LA AVIACIÓN BASE AÉREA "MARISCAL SUCRE"	2003	961 METROS CUADRADOS	500,00		500,00	500,00					500,00			500,00	500,00		0,0	0,0	100,0	0,0
AR-0002	REPARACIONES MAYORES PISTA PRINCIPAL BASE AÉREA "EL LIBERTADOR"	2003	162000 METROS CUADRADOS	1.625,68		1.625,68	1.625,68					1.625,68			1.625,68	1.625,68		0,0	100,0	0,0	0,0
TOTALES				2.125,68		2.125,68	2.125,68					2.125,68			2.125,68	2.125,68					

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 04 Defensa Aérea
Subprograma:
Proyecto: 03 Servicio de Apoyo
Partida: 4.04.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	SITUACIÓN FÍSICA DE LA OBRA	AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ASIGNACIONES ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
AR-0001	CONSTRUCCIÓN DE DORMITORIOS PARA EL PERSONAL DEL SERVICIO DE SANIDAD DE LA AVIACIÓN	I	2003 2003	800 METROS CUADRADOS	430,00	430,00		430,00	430,00				430,00			430,00			0,0	100,0	0,0	0,0
AR-0002	CONSTRUCCIÓN DE DORMITORIO PARA LA TROPA Y TALLER DE MÁQUINAS DEL SERVICIO DE INGENIERÍA DE LA AVIACIÓN (LA BARRACA)	I	2003 2003	821 METROS CUADRADOS	220,00	220,00		220,00	220,00				220,00			220,00			0,0	100,0	0,0	0,0
AR-0003	CONSTRUCCIÓN DORMITORIO TIPO "B" CAPACIDAD SESENTA (60) PERSONAS PARA EL PERSONAL PROFESIONAL DEL SERVICIO DE INGENIERÍA (LA BARRACA)	I	2003 2003	793 METROS CUADRADOS	380,00	380,00		380,00	380,00				380,00			380,00			0,0	100,0	0,0	0,0
AR-0004	CONCLUSIÓN COCINA COMEDOR BASE AÉREA "MARISCAL SUCRE"	I	2003 2003	268 METROS CUADRADOS	120,00	120,00		120,00	120,00				120,00			120,00			0,0	100,0	0,0	0,0
AR-0005	CONCLUSIÓN DORMITORIO PALOMAR BASE AÉREA "MARISCAL SUCRE"	REPARACIÓN	2003 2003	333 METROS CUADRADOS	150,00	150,00		150,00	150,00				150,00			150,00			0,0	100,0	0,0	0,0
AR-0006	CONSTRUCCIÓN DE DORMITORIO PARA PERSONAL PROFESIONAL BASE AÉREA "MARISCAL SUCRE"	I	2003 2003	800 METROS CUADRADOS	450,00	450,00		450,00	450,00				450,00			450,00			0,0	100,0	0,0	0,0
AR-0007	CONCLUSIÓN DE LA II ETAPA DEL DORMITORIO DEL PERSONAL PROFESIONAL UBICADO EN EL SECTOR DE LA ALCABALA N°3 DE LA BASE AÉREA "EL LIBERTADOR"	I	2003 2003	1250 METROS CUADRADOS	600,00	600,00		600,00	600,00				600,00			600,00			0,0	100,0	0,0	0,0
AR-0008	AMPLIACIÓN DE LA CAPACIDAD DE ALMACENAMIENTO DE COMBUSTIBLE DE LA BASE AÉREA "EL LIBERTADOR"	I	2003 2003	400000 (PIPAS)	450,00	450,00		450,00	450,00				450,00			450,00			0,0	100,0	0,0	0,0
	TOTALES				2.800,00	2.800,00		2.800,00	2.800,00				2.800,00			2.800,00						

PROYECTO: 04|Formación e Instrucción del Personal Militar

UNIDAD EJECUTORA:
- Comando de Operaciones de Personal
- Escuela de Aviación Militar
- Dirección de Infantería Aeronáutica
- Escuela Superior de Guerra Aérea
- Escuela Técnica
- Unidad Educativa Nacional Militar El Libertador
- Servicio de Sanidad de la Aviación

Este Proyecto tiene como finalidad, formar y adiestrar al personal civil y militar adscrito al componente Aéreo, así como lo referido al bienestar de estos funcionarios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**768.095.000**
	- Otras Fuentes de Financiamiento	768.095.000
4.02	Materiales y Suministros	**1.316.195.000**
	- Recursos Ordinarios	1.316.195.000
4.03	Servicios no Personales	**1.207.900.400**
	- Recursos Ordinarios	1.159.400.400
	- Otras Fuentes de Financiamiento	48.500.000
4.07	Transferencias	**150.000.000**
	- Otras Fuentes de Financiamiento	150.000.000
	TOTAL	**3.442.190.400**

PROYECTO: 05 Comando y Control de la Defensa

UNIDAD EJECUTORA:	–	Comando de Operaciones de la Defensa Aérea
	–	Base Aérea Luis Apolinar Méndez
	–	Grupo de Apoyo Logístico del Comando de la Defensa Aérea
	–	Base Aérea Luisa Cáceres de Arismendi

El propósito de este Proyecto es el de establecer las acciones requeridas para controlar que medios aéreos pueden causar peligro al territorio nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.02	Materiales y Suministros	**1.730.030.000**
	- Recursos Ordinarios	1.730.030.000
4.03	Servicios no Personales	**1.452.983.000**
	- Recursos Ordinarios	1.447.923.000
	- Otras Fuentes de Financiamiento	5.060.000
4.51	Gastos de Defensa y Seguridad del Estado	**320.000.000**
	- Recursos Ordinarios	320.000.000
TOTAL		**3.503.013.000**

PROGRAMA: 05 Cooperación

UNIDAD EJECUTORA: Comandancia General de la Guardia Nacional

La Guardia Nacional de Venezuela tiene como misión, cumplir con el orden interno en todo el ámbito nacional, así como, cooperar con los otros componentes en la defensa terrestre, naval y aérea del Territorio Nacional, e igualmente prestar el apoyo al sector civil de la Administración Pública que le hayan sido asignados, a través de las leyes y reglamentos pertinentes, a fin de dar cumplimiento con tales objetivos organiza, adiestra y equipa las unidades que la conforman, para contribuir con el desarrollo integral de la Nación.

- Mantener la presencia institucional en el ámbito nacional a través del despliegue de sus unidades.

- Reestructuración del sistema educativo de la Guardia Nacional.

- Administración idónea de los recursos humanos.

- Ampliar el sistema de planificación adaptándolo a las nuevas realidades.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar actividades administrativas y de planificación para fortalecer y optimizar la operatividad del componente Guardia Nacional	Actividad	12	17.438.242.687
Conducir operaciones de mantenimiento del Orden Interior y cooperar con la Seguridad y Defensa de la Nación	Operativo	19.000	9.261.092.000
Mejorar la capacidad de apoyo del Sistema Logístico de la Guardia Nacional	Apoyo	12	12.033.775.945
Planificar, ejecutar y supervisar el proceso de formación, capacitación y especialización del personal.	Alumno	1.200	1.832.185.805
Planificar y ejecutar los procesos de administración de personal	Actividad	12	295.515.901.038
TOTAL			**336.081.197.475**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**291.514.289.292**
	- Recursos Ordinarios	236.363.845.954
	- Otras Fuentes de Financiamiento	55.150.443.338
4.02	Materiales y Suministros	**9.838.944.125**
	- Recursos Ordinarios	9.488.944.125
	- Otras Fuentes de Financiamiento	350.000.000
4.03	Servicios No Personales	**21.767.678.335**
	- Recursos Ordinarios	14.864.855.568
	- Gestión Fiscal	6.460.551.792
	- Otras Fuentes de Financiamiento	442.270.975
4.04	Activos Reales	**4.436.423.893**
	- Recursos Ordinarios	2.410.315.428
	- Gestión Fiscal	589.684.572
	- Programas y Proyectos	1.436.423.893
	- Desarrollo de Instalaciones Urbanas y Fronterizas de la F.A.C	1.436.423.893
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**2.691.722.052**
	- Programas y Proyectos	2.691.722.052
	- Inversión Militar Guardia Nacional	2.691.722.052
4.51	Gastos de Defensa y Seguridad del Estado	**5.832.139.778**
	- Recursos Ordinarios	4.889.101.386
	- Gestión Fiscal	943.038.392
	TOTAL	**336.081.197.475**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	36.496	133.668.175.677
- Profesional y Técnico	253	1.436.339.904
- Personal Administrativo	705	2.022.927.684
- Personal Docente	166	1.028.240.844
- Personal Médico	10	83.752.920
- Personal Militar	32.855	123.081.727.440
- Obreros	2.507	6.015.186.885
Personal Fijo a Tiempo Parcial	538	1.971.213.244
- Profesional y Técnico	106	263.554.204
- Personal Administrativo	43	58.123.692
- Personal Docente	264	1.092.887.040
- Personal Médico	125	556.648.308
Personal Contratado	7	29.150.172
- Empleado	7	29.150.172
TOTAL	**37.041**	**135.668.539.093**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA: – Dirección de Finanzas G. N.
                    – Inspectoría General
                    – Estado Mayor General

Este Proyecto propende la coordinación de actividades administrativas y de planificación para fortalecer la operatividad de la Institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**26.573.040**
	- Recursos Ordinarios	26.573.040
4.02	Materiales y Suministros	**1.646.677.120**
	- Recursos Ordinarios	1.646.677.120
4.03	Servicios No Personales	**13.946.954.135**
	- Recursos Ordinarios	7.044.131.368
	- Gestión Fiscal	6.460.551.792
	- Otras Fuentes de Financiamiento	442.270.975
4.51	Gastos de Defensa y Seguridad del Estado	**1.818.038.392**
	- Recursos Ordinarios	875.000.000
	- Gestión Fiscal	943.038.392
TOTAL		**17.438.242.687**

PROYECTO: 02 Funcionamiento del Comando de Operaciones

UNIDAD EJECUTORA:	– Comando de Operaciones	– Comando Regional N° 7
	– Comando Regional N° 1	– Comando Regional N° 8
	– Comando Regional N° 2	– Comando Regional N° 9
	– Comando Regional N° 3	– Comando de Apoyo Aéreo
	– Comando Regional N° 4	– Comando de Vigilancia Costera
	– Comando Regional N° 5	– Comando Anti-Drogas
	– Comando Regional N° 6	– Grupo de Acciones de Comando

Este Proyecto propende la coordinación de actividades administrativas y de planificación para fortalecer la operatividad de la Institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.02	Materiales y Suministros	**3.366.692.000**
	- Recursos Ordinarios	3.366.692.000
4.03	Servicios No Personales	**5.894.400.000**
	- Recursos Ordinarios	5.894.400.000
TOTAL		**9.261.092.000**

PROYECTO: 03 Apoyo Logístico

UNIDAD EJECUTORA: Comando Logístico

Este proyecto busca ampliar el desarrollo del Sistema Logístico de la Guardia Nacional, a través de la dotación de todas las unidades que conforman el componente Guardia Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.02	Materiales y Suministros	**3.870.500.000**
	- Recursos Ordinarios	3.520.500.000
	- Otras Fuentes de Financiamiento	350.000.000
4.03	Servicios No Personales	**1.035.130.000**
	- Recursos Ordinarios	1.035.130.000
4.04	Activos Reales	**4.436.423.893**
	- Recursos Ordinarios	2.410.315.428
	- Gestión Fiscal	589.684.572
	- Programas y Proyectos	1.436.423.893
	- Desarrollo de Instalaciones Urbanas y Fronterizas de la F.A.C	1.436.423.893
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**2.691.722.052**
	- Programas y Proyectos	2.691.722.052
	- Inversión Militar Guardia Nacional	2.691.722.052
TOTAL		**12.033.775.945**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 05 Cooperación
Subprograma:
Proyecto: 03 Apoyo Logístico
Partida: 404.15.02.00 Edificaciones Militares y de Seguridad

48

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS POR TRAMITAR						ASIGNACIONES ESTIMADAS ESTIMADAS 2003							Ejecución Física Proyectada (%)		
Cód	DENOMINACIÓN	Subproyecto	Fase	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	AÑO 2003		Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	AI 31/12/02	03	04
							Ordinario	Extraordinario				Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos						
DA-0001	CONSTRUCCION PUESTO FLUVIAL MURURUMA	2003 2003	CONSTRUCCION		130,90			130,90	130,90						130,90	130,90			0,0	100,0	0,0
DM-0001	CONSTRUCCION DEL PUESTO DEL ESCUADRON MONTADO	2003 2003	CONSTRUCCION		120,68			120,70	120,70						120,70	120,70			0,0	100,0	0,0
DM-0002	CONSTRUCCION DEL CENTRO DE ENTRENAMIENTO DE LA EFOGUARNAC	2003 2003	CONSTRUCCION		234,90			234,89	234,89						234,89	234,89			0,0	100,0	0,0
MI-0001	CONSTRUCCION DEL PUESTO RIOCHICO	2003 2003	CONSTRUCCION		90,00			90,00	90,00						90,00	90,00			0,0	100,0	0,0
SU-0001	CONSTRUCCION TERCERA CIA D-78	2003 2003	CONSTRUCCION		179,00			179,00	179,00						179,00	179,00			0,0	100,0	0,0
ZU-0001	CONSTRUCCION PUESTO SEDE CR-3	2003 2003	CONSTRUCCION		1.070,62			1.070,62	1.070,62						1.070,62	1.070,62			0,0	100,0	0,0
TOTALES					1.826,11			1.826,11	1.826,11				1.826,11			1.826,11					

PROYECTO: 04 Sistema Educativo

UNIDAD EJECUTORA: Comando de las Escuelas

Este proyecto tiene como propósito ampliar y garantizar el proceso de formación, capacitación y especialización del personal de la Institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**300.000.000**
	- Recursos Ordinarios	300.000.000
4.02	Materiales y Suministros	**686.482.605**
	- Recursos Ordinarios	686.482.605
4.03	Servicios No Personales	**845.703.200**
	- Recursos Ordinarios	845.703.200
	TOTAL	**1.832.185.805**

PROYECTO: 05 Administración de Recursos Humanos

UNIDAD EJECUTORA:
- Comando de Personal
- Dirección de Seguridad Social

El Proyecto busca compatibilizar la administración de los recursos humanos con el desarrollo institucional.

CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**291.187.716.252**
	- Recursos Ordinarios	236.037.272.914
	- Otras Fuentes de Financiamiento	55.150.443.338
4.02	Materiales y Suministros	**268.592.400**
	- Recursos Ordinarios	268.592.400
4.03	Servicios No Personales	**45.491.000**
	- Recursos Ordinarios	45.491.000
4.51	Gastos de Defensa y Seguridad del Estado	**4.014.101.386**
	- Recursos Ordinarios	4.014.101.386
TOTAL		**295.515.901.038**

PROGRAMA: 06 Guardia Presidencial

UNIDAD EJECUTORA: Jefatura de la Casa Militar

Este programa tiene como finalidad proporcionar seguridad al ciudadano Presidente de la República, familiares inmediatos, así como también a las dependencias e instalaciones presidenciales.

- Prestará los servicios de custodia, protección y protocolo al Jefe de Estado, en todas las circunstancias y donde quiera que éste se encuentre, en plan de viaje, gira, visita oficial o privada dentro o fuera del país.

- Prestará los servicios de protección y custodia a los familiares inmediatos del ciudadano Presidente de la República.

- Prestará los servicios de protección y custodia a las dependencias, instalaciones, incluidas naves y aeronaves presidenciales.

- Velará por la seguridad física de los Jefes de Estado y de Gobierno y de altas personalidades extranjeras que se encuentren de visita en el país, conforme a las instrucciones que al efecto imparta el Primer Mandatario Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Prestar protección, seguridad y escolta al Ciudadano Presidente de la República	Hora - Hombre	4.320.000	8.354.058.566
TOTAL			**8.354.058.566**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**4.665.279.435**
	- Recursos Ordinarios	3.547.932.030
	- Otras Fuentes de Financiamiento	1.117.347.405
4.02	Materiales y Suministros	**646.306.837**
	- Recursos Ordinarios	641.086.837
	- Gestión Fiscal	5.220.000
4.03	Servicios No Personales	**2.851.047.294**
	- Recursos Ordinarios	2.848.344.294
	- Gestión Fiscal	2.703.000
4.04	Activos Reales	**23.425.000**
	- Recursos Ordinarios	18.004.000
	- Gestión Fiscal	4.077.000
	- Otras Fuentes de Financiamiento	1.344.000
4.07	Transferencias	**24.000.000**
	- Recursos Ordinarios	24.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**144.000.000**
	- Recursos Ordinarios	144.000.000
TOTAL		**8.354.058.566**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.374	1.933.452.514
- Profesional y Técnico	8	52.985.796
- Personal Administrativo	5	15.712.570
- Personal Militar	1.314	1.738.988.988
- Obrero	47	125.765.160
TOTAL	**1.374**	**1.933.452.514**

PROGRAMA: 07 Justicia Militar

UNIDAD EJECUTORA: Dirección Superior Justicia Militar

La Dirección General Sectorial de Justicia Militar, tiene como misión principal velar por la correcta administración, organización y supervisión de la justicia castrense en todo el territorio nacional.

Para ejecutar esta digna labor cuenta con sus órganos jurisdiccionales adscritos como son: Fiscalía General ante la Corte Marcial, Consejos de Guerra Permanentes, Juzgados y Departamentos de procesados militares, los cuales sirven de órgano regulador entre lo dispuesto de conformidad a la Ley Orgánica de las Fuerzas Armadas Nacionales, el Código de Justicia Militar y sus respectivos reglamentos, los cuales ejecutarán las siguientes acciones:

- Representar a la Justicia Militar en todas las causas de Jurisdicción Orgánica de la Corte Marcial de la República.

- Promover ante la Corte Marcial los recursos de nulidad y la revisión de las sentencias firmes de los Tribunales Militares.

- Dictaminar en todos los casos que a este efecto la someta la Corte Marcial.

- Garantizar la estabilidad de las instituciones democráticas dentro del ordenamiento jurídico vigente.

- Conocer sobre el enjuiciamiento militar en Venezuela por infracciones cometidas fuera del territorio nacional.

- Evaluar a través del Tribunal de Control la acusación interpuesta por el Fiscal del Ministerio Público y decidir si procede o no el juicio propiamente dicho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Administrar los centros de procesados militares	Actividad Administrativa	12	5.523.792.449
Programar y conducir los procesos inherentes a la Legislación Militar	Investigación	2.400	317.812.348
Custodiar los centros de procesados militares	Hora - Hombre	438.000	140.471.480
TOTAL			5.982.076.277

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**2.868.947.280**
	- Recursos Ordinarios	2.868.947.280
4.02	Materiales y Suministros	**527.184.958**
	- Recursos Ordinarios	527.184.958
4.03	Servicios No Personales	**1.674.098.039**
	- Recursos Ordinarios	959.977.757
	- Gestión Fiscal	468.452.843
	- Otras Fuentes de Financiamiento	245.667.439
4.04	Activos Reales	**911.846.000**
	- Recursos Ordinarios	111.846.000
	- Otras Fuentes de Financiamiento	800.000.000
	TOTAL	**5.982.076.277**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	250	1.000.213.512
- Profesional y Técnico	30	210.904.356
- Personal Administrativo	127	496.198.884
- Obrero	93	293.110.272
TOTAL	**250**	**1.000.213.512**

PROGRAMA: 08 Servicio de Apoyo

UNIDAD EJECUTORA: Dirección General Sectorial de Servicios

Tiene como objetivo fundamental ejercer la función de comando sobre las direcciones técnicas del Ministerio de la Defensa, a fin de planificar las actividades logísticas requeridas para el óptimo empleo y desarrollo de la Fuerza Armada.

Sus acciones serán orientadas a:

‒ Suministrar el apoyo logístico común, requerido por los comandos de fuerzas, servicios y unidades del Ministerio de la Defensa.

‒ Controlar los sistemas de armas y explosivos para uso de la Fuerza Armada y empresas de vigilancia, efectuar el mantenimiento a nivel de depósito y operar el parque nacional y el polígono de tiro.

‒ Desarrollar y consolidar los sistemas de comunicación de la Fuerza Armada, para la formación integral y técnica de los Sub-Oficiales Profesionales de Carrera, en la especialidad de comunicaciones y electrónica.

‒ Proporcionar apoyo de construcción y mantenimiento a las unidades del Ministerio de la Defensa.

‒ Generar servicios de apoyo en las áreas de artes gráficas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Proporcionar abastecimiento Clase II	Dotación	300.000	30.403.135.121
Adquisición de armas y municiones	Abastecimiento	89.000	3.140.735.704
Adquisición y mantenimiento de equipos de comunicaciones	Equipo	2.000	4.296.580.316
Formación y capacitación en el área de comunicaciones del personal profesional militar	Alumno	200	1.996.586.118
Construcción y reparación de obras civiles	Metro Cuadrado	650	19.816.093.522
Ejecutar programas de artes graficas	Impresión Gráfica	5.000	893.485.806
TOTAL			**60.546.616.587**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**8.735.386.454**
	- Recursos Ordinarios	7.218.873.707
	- Otras Fuentes de Financiamiento	1.516.512.747
4.02	Materiales y Suministros	**25.058.518.394**
	- Recursos Ordinarios	5.870.077.460
	- Gestión Fiscal	14.316.342.555
	- Otras Fuentes de Financiamiento	4.872.098.379
4.03	Servicios No Personales	**3.043.139.851**
	- Recursos Ordinarios	2.596.267.404
	- Otras Fuentes de Financiamiento	446.872.447
4.04	Activos Reales	**21.917.064.050**
	- Recursos Ordinarios	6.757.242.553
	- Programas y Proyectos	15.159.821.497
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	13.852.246.250
	- Otros Proyectos Estratégicos	1.307.575.247
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**1.792.507.838**
	- Programas y Proyectos	1.792.507.838
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	1.792.507.838
	TOTAL	**60.546.616.587**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	808	3.314.606.648
- Profesional y Técnico	161	1.054.969.561
- Personal Administrativo	195	689.082.030
- Personal Docente	13	183.075.816
- Personal Militar	30	31.448.748
- Obrero	409	1.356.030.493
Personal Fijo a Tiempo Parcial	102	535.164.876
- Profesional y Técnico	1	6.383.628
- Personal Administrativo	1	2.788.644
- Personal Docente	100	525.992.604
Personal Contratado	4	27.371.520
- Empleado	4	27.371.520
TOTAL	**914**	**3.877.143.044**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA: Dirección General Sectorial de Servicios

Dicho Proyecto tiene como objetivo satisfacer los requerimientos logísticos de la FAN, a objeto de garantizar su operatividad y desarrollo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**4.808.067.121**
	- Recursos Ordinarios	3.291.554.374
	- Otras Fuentes de Financiamiento	1.516.512.747
4.02	Materiales y Suministros	**23.630.000.000**
	- Recursos Ordinarios	4.441.559.066
	- Gestión Fiscal	14.316.342.555
	- Otras Fuentes de Financiamiento	4.872.098.379
4.03	Servicios No Personales	**1.164.112.447**
	- Recursos Ordinarios	1.164.112.447
4.04	Activos Reales	**800.955.553**
	- Recursos Ordinarios	670.955.553
	- Programas y Proyectos	130.000.000
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	130.000.000
TOTAL		**30.403.135.121**

PROYECTO: 02 Armamento

UNIDAD EJECUTORA: Dirección de Armamento del Ministerio de la Defensa
Polígono Nacional de Tiro "El Libertador"
Arsenal de la Dirección de Armamento del M.D. "Cnel. Carlos Pulido Barreto"
Centro de Distribución de Material de Guerra N° 1

El proyecto tiene como meta ejecutar los mecanismos de control del sistema de armas y explosivos para la FAN, efectuando el mantenimiento y operación de depósitos, polígonos de tiro y parque nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**992.235.704**
	- Recursos Ordinarios	992.235.704
4.02	Materiales y Suministros	**350.000.000**
	- Recursos Ordinarios	350.000.000
4.03	Servicios No Personales	**148.500.000**
	- Recursos Ordinarios	148.500.000
4.04	Activos Reales	**1.650.000.000**
	- Recursos Ordinarios	750.000.000
	- Programas y Proyectos	900.000.000
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	900.000.000
	TOTAL	**3.140.735.704**

PROYECTO: 03 Trasmisiones

UNIDAD EJECUTORA: Dirección de Comunicaciones del Ministerio de la Defensa
Area Central del Sistema de Comunicaciones para la Defensa Nacional
Area Oriental del Sistema de Comunicaciones para la Defensa Nacional
Area Occidental del Sistema de Comunicaciones para la Defensa Nacional
Escuela de Comunicaciones y Electrónica de la FAN.

En este proyecto se contemplan todas las acciones tendentes a garantizar la eficiencia y eficacia de los sistemas de comunicaciones de la FAN, proporcionando además el recurso humano capacitado en el mantenimiento, operación e instalación de dichos sistemas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**1.904.390.596**
	- Recursos Ordinarios	1.904.390.596
4.02	Materiales y Suministros	**850.000.000**
	- Recursos Ordinarios	850.000.000
4.03	Servicios No Personales	**668.500.000**
	- Recursos Ordinarios	568.500.000
	- Otras Fuentes de Financiamiento	100.000.000
4.04	Activos Reales	**1.077.768.000**
	- Recursos Ordinarios	411.768.000
	- Programas y Proyectos	666.000.000
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	666.000.000
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**1.792.507.838**
	- Programas y Proyectos	1.792.507.838
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	1.792.507.838
TOTAL		**6.293.166.434**

PROYECTO: 04 Obras

UNIDAD EJECUTORA: Dirección de Ingeniería del Ministerio de la Defensa

En este proyecto se contempla la ejecución de obras de mantenimiento y recuperación de las diferentes unidades que conforman el Ministerio de la Defensa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**738.953.025**
	- Recursos Ordinarios	738.953.025
4.02	Materiales y Suministros	**100.000.000**
	- Recursos Ordinarios	100.000.000
4.03	Servicios No Personales	**1.001.500.000**
	- Recursos Ordinarios	654.627.553
	- Otras Fuentes de Financiamiento	346.872.447
4.04	Activos Reales	**17.975.640.497**
	- Recursos Ordinarios	4.911.819.000
	- Programas y Proyectos	13.063.821.497
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	11.756.246.250
	- Otros Proyectos Estratégicos	1.307.575.247
TOTAL		**19.816.093.522**

Resumen de Obras (En millones de Bs.)
Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio De Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.02.02.00 Conservaciones, ampliaciones y mejoras de Obras en Bienes del Dominio Privado
Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Por Tramitar Año 2003 Ordinario	Por Tramitar Año 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ordinario Contratos Vigentes	Pres. Ordinario Nuevos Contratos	Pres. Extraordinario Contratos Vigentes	Pres. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ej. Física Al 31/12/02	Ej. Física 03	Ej. Física 04	Años Post.
AP-0046	REPARACION GENERAL COMANDO FLUVIAL MUÑOZ EL AMPARO EDO APURE	2003 2003	1000- METROS CUADRADOS	200,00		200,00		200,00				200,00			200,00			0,0	100,0	0,0	0,0
AR-0011	REPARACIONES GENERALES DE LA ESCUBAFAN MARACAY EDO ARAGUA	2003 2004	1586- METROS CUADRADOS	1.057,12			317,14	317,14	739,98					317,14	317,14	739,98		0,0	30,0	70,0	0,0
AR-0044	REPARACION DE ESCUELA DE TROPA PROFESIONAL EJERCITO LA VICTORIA ARAGUA	2003 2003	1500- METROS CUADRADOS	300,00		300,00		300,00				300,00			300,00			0,0	100,0	0,0	0,0
AR-0050	REPARACION GENERAL ESCUELA AVIACION MILITAR MARACAY EDO ARAGUA	2003 2003	1750- METROS CUADRADOS	350,00		350,00		350,00				350,00			350,00			0,0	100,0	0,0	0,0
CA-0003	REPARACIONES GENERALES HOSPILMIL PTO CABELLO EDO CARABOBO	2003 2004	450- METROS CUADRADOS	300,00			90,00	90,00	210,00					90,00	90,00	210,00		0,0	30,0	70,0	0,0
CA-0013	REPARACIONES MAYORES CEDIMAGUE PTO CABELLO EDO CARABOBO	2003 2004	1275- METROS CUADRADOS	850,00			255,00	255,00	595,00					255,00	255,00	595,00		0,0	30,0	70,0	0,0
DM-0000	REPARACIONES MAYORES Y MANTENIMIENTO INFRAESTRUCTURA SEDE DIRECCION DE INTELIGENCIA MILITAR DE LA FAN	2003 2003	6538- METROS CUADRADOS	1.307,58			1.307,58	1.307,58						1.307,58	1.307,58			0,0	100,0	0,0	0,0
DM-0001	RECUPERACION INFRAESTRUCTURA SEDE Y GALPON CENTRAL DICOFAN FUERTE TIUNA CARACAS	2003 2004	450- METROS CUADRADOS	300,00			90,00	90,00	210,00					90,00	90,00	210,00		0,0	30,0	70,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio De Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.02.02.00 Conservaciones, ampliaciones y mejoras de Obras en Bienes del Dominio Privado
Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicio	Año Fin	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extraord. Contratos Vigentes	Pres. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ej. Al 31/12/02	Ej. 03	Ej. 04	Ej. Años Post.
DM-0004	REPARACIONES GENERALES ESCOELFA FUERTE TIUNA CARACAS	2003	2004	750-METROS CUADRADOS	500,00			150,00	150,00	350,00					150,00	150,00	350,00		0,0	30,0	70,0	0,0
DM-0006	REPARACION REMODELACION DE INSTALACIONES DE DGSIM BOLEITA CARACAS	2003	2004	1050-METROS CUADRADOS	700,00			210,00	210,00	490,00					210,00	210,00	490,00		0,0	30,0	70,0	0,0
DM-0007	REPARACIONES GENERALES DE LA CORTE MARCIAL FUERTE TIUNA CARCAS	2003	2003	1000-METROS CUADRADOS	200,00			200,00	200,00						200,00	200,00	200,00		0,0	100,0	0,0	0,0
DM-0010	REPARACIONES GENERALES CEMA FUERTE TIUNA CARACAS	2003	2004	819-METROS CUADRADOS	545,00			163,50	163,50	381,50					163,50	163,50	381,50		0,0	30,0	70,0	0,0
DM-0012	REPARACIONES MAYORES DARFA FUERTE TIUNA EL VALLE CARACAS	2003	2003	975-METROS CUADRADOS	195,00			195,00	195,00						195,00	195,00	195,00		0,0	100,0	0,0	0,0
DM-0014	REPARACIONES GENERALES SEDE DIRECCION DE ARTES GRAFICAS FUERTE TIUNA CARACAS	2003	2003	750-METROS CUADRADOS	150,00			150,00	150,00						150,00	150,00	150,00		0,0	100,0	0,0	0,0
DM-0015	REPARACIONES MAYORES TALLER DE TRANSPORTE Y DEPARTAMENTO DE TOPOGRAFIA DINGEMIDE BELLO MONTE CARACAS	2003	2003	1000-METROS CUADRADOS	200,00			200,00	200,00						200,00	200,00	200,00		0,0	100,0	0,0	0,0
DM-0016	REPARACIONES MAYORES EDIF. SEDE DEL INSTITUTO ALTOS ESTUDIOS DE LA DEFENSA NACIONAL LOS PROCERES CARACAS	2003	2004	954-METROS CUADRADOS	502,87			150,86	150,86	352,01					150,86	150,86	352,01		0,0	30,1	70,1	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio De Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.02.02.00 Conservaciones, ampliaciones y mejoras de Obras en Bienes del Dominio Privado
Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicia	Año Culmina	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Ppto Ordinario Contratos Vigentes	Ppto Ordinario Nuevos Contratos	Ppto Extraordinario Contratos Vigentes	Ppto Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post.
DM-0040	REPARACION MAYOR SISTEMA ELECTRICO EDIF 1 Y 2 MINISTERIO DE LA DEFENSA	2003	2003	1750-METROS CUADRA DOS	350,00		350,00		350,00				350,00			350,00			0,0	100,0	0,0	0,0
DM-0041	REPARACIONES MAYOR LOZA REVESTIMIENTO Y JARDINERA PATIO CENTRAL SEDE MINISTERIAL	2003	2003	1250-METROS CUADRA DOS	250,00		250,00		250,00				250,00			250,00			0,0	100,0	0,0	0,0
DM-0042	REPARACION GENERAL SEDE DINGEMIDE	2003	2003	1250-METROS CUADRA DOS	250,00		250,00		250,00				250,00			250,00			0,0	100,0	0,0	0,0
DM-0045	REPARACIONES MAYORES HOSPIMIL DE LA FAN CARACAS	2003	2003	2000-METROS CUADRA DOS	400,00		400,00		400,00				400,00			400,00			0,0	100,0	0,0	0,0
DM-0048	REPARACIONES GENERALES A.M.V FUERTE TIUNA CARACAS	2003	2003	1750-METROS CUADRA DOS	350,00		350,00		350,00				350,00			350,00			0,0	100,0	0,0	0,0
DM-0049	REPARACION Y MANTENIMIENTO DE ASCENSORES SEDE MINISTERIAL FUERTE TIUNA CARACAS	2003	2003	500-METROS CUADRA DOS	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
DM-0051	REPARACION GENERAL SERVICIO DE INTENDENCIA DE GUARDIA NACIONAL CARACAS	2003	2003	1250-METROS CUADRA DOS	250,00		250,00		250,00				250,00			250,00			0,0	100,0	0,0	0,0
MH-0009	REPARACIONES GENERALES CENTRO DE PROCESADOS MILITARES LOS TEQUES EDO MIRANDA	2003	2003	956-METROS CUADRA DOS	191,20			191,20	191,20						191,20	191,20			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio De Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.02.02.00 Conservaciones, ampliaciones y mejoras de Obras en Bienes del Dominio Privado
Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año (Inicio/Culm.)	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Por Tramitar Año 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Estimadas 2003 Presup. Ordinario Nuevos Contratos	Presup. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	03	04	Años Post.
TN-0005	ACTUALIZACION TECNOLOGICAS EDUCACIONALES DE LA FAN / AULAS CENTRO	2003 / 2004	1733-METROS CUADRADOS	1.155,00		348,50	348,50	808,50			346,50	346,50	808,50		0,0	30,0	70,0	0,0
TN-0008	REPARACIONES BPF (FUERTE SOROCAIMA, GUAFITA Y LA VICTORIA)	2003 / 2004	1500-METROS CUADRADOS	1.000,00		300,00	300,00	700,00			300,00	300,00	700,00		0,0	30,0	70,0	0,0
ZU-0043	REPARACIONES GENERALES CEAMIL ZULIA	2003 / 2003	1000-METROS CUADRADOS	200,00	200,00		200,00			200,00		200,00			0,0	100,0	0,0	0,0
ZU-0047	REPARACION GENERAL HOSPIMIL MARACAIBO EDO ZULIA	2003 / 2003	3500-METROS CUADRADOS	700,00	700,00		700,00			700,00		700,00			0,0	100,0	0,0	0,0
TOTALES				12.853,77	3.700,00	4.316,78	8.016,78	4.836,99		3.700,00	4.316,78	8.016,78	4.836,99					

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.13.02.00 Proyectos y Estudios Aplicables a Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS			AÑO		CONTRATOS POR TRAMITAR AÑO 2003			ASIGNACIONES ESTIMADAS ESTIMADAS 2003							Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN	SITUACIÓN FÍSICA Financiamiento	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Asignado al 31/12/02 Años Posteriores	PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
TN-0001	ESTUDIOS Y PROYECTOS DE DIVERSAS OBRAS CIVILES	2003 2003	4 ESTUDIO	35,00	35,00	35,00		35,00	35,00	35,00				35,00			0,0	100,0	0,0	0,0
	TOTALES			35,00	35,00	35,00		35,00	35,00	35,00				35,00						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.14.02.00 Contratación de inspección de Obras de Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO		Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR				ASIGNACIONES ESTIMADAS 2003						Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN	Inicio	Actual Finaliza			Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	ESTIMADAS 2003 PRESUPUESTO ORDINARIO Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
TN-0001	CONTRATACION DE INSPECCIONES DE OBRA A NIVEL NACIONAL	2003	2003	100-METROS CUADRA DOS	135,00		135,00		135,00	135,00		135,00	135,00			135,00			0,0	100,0	0,0	0,0
	TOTALES				135,00		135,00		135,00	135,00		135,00	135,00			135,00						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Situación de la Obra	AÑO	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Nuevos Contratos (Ord.)	Contratos Vigentes (Ord.)	Nuevos Contratos (Extr.)	Contratos Vigentes (Extr.)	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física al 31/12/02	Ejec. Física 03	Ejec. Física 04	A·K·o·s P·o·s·L
AM-0038	CONTINUACION CONSTRUCCION HANGAR BASE AEREA JOSE ANTONIO PAEZ PTO AYACUCHO EDO AMAZONAS		2003 2004	600- METROS CUADRA DOS	400,00			120,00	120,00	280,00				120,00		120,00	280,00		0,0	30,0	70,0	0,0
AM-0052	CONSTRUCCION DORMITORIO BASE AREA JOSE ANTONIO PAEZ II ETAPA PTO AYACUCHO EDO AMAZONAS		2003 2003	1750- METROS CUADRA DOS	350,00		350,00		350,00			350,00				350,00			0,0	100,0	0,0	0,0
AP-0021	TERMINACION SEDE TRIBUNAL EDO APURE		2003 2004	525- METROS CUADRA DOS	350,00			105,00	105,00	245,00				105,00		105,00	245,00		0,0	30,0	70,0	0,0
AP-0030	CONSTRUCCION PLANTA DE TRATAMIENTO AGUAS BLANCAS TO1 GUSDUALITO EDO APURE		2003 2003	500- METROS CUADRA DOS	100,00			100,00	100,00					100,00		100,00			0,0	100,0	0,0	0,0
AR-0004	CONSTRUCCION CERCA PERIMETRICA ESCUBAFAN MARACAY EDO ARAGUA		2003 2003	750- METROS CUADRA DOS	150,00			150,00	150,00					150,00		150,00			0,0	100,0	0,0	0,0
AR-0007	CONSTRUCCION DORMITORIO DE TROPA ESCUBAFAN MARACAY EDO ARAGUA		2003 2003	1000- METROS CUADRA DOS	200,00			200,00	200,00					200,00		200,00			0,0	100,0	0,0	0,0
AR-0008	CONSTRUCCION CUARTEL COMPAÑIA APOYO SERVICIOS ESCUBAFAN MARACAY EDO ARAGUA		2003 2004	465- METROS CUADRA DOS	310,00			93,00	93,00	217,00				93,00		93,00	217,00		0,0	30,0	70,0	0,0
AR-0009	CONSTRUCCION DE TALLERES Y TECHADO ESTACIONAMIENTO ESCUBAFAN MARACAY EDO ARAGUA		2003 2004	375- METROS CUADRA DOS	250,00			75,00	75,00	175,00				75,00		75,00	175,00		0,0	30,0	70,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR AÑO 2003					Asignado al 31/12/02	ASIGNACIONES ESTIMADAS 2003						Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%)		
Cód	DENOMINACIÓN				Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores		Presupuesto Ordinario		Presupuesto Extraordinario		Nuevos Contratos					Al 31/12/02	03	04
											Contratos Vigentes	Nuevos Contratos	Contratos Vigentes									
AR-0027	CONSTRUCCION CEAMIL ARAGUA	2003 2004	1050- METROS CUADRADOS	700,00			210,00	210,00	490,00						210,00		210,00	490,00		0,0	30,0	70,0
AR-0032	CONSTRUCCION CERCA PERIMETRICA ARSENAL CNEL CARLOS PULIDO BARRETO MARACAY EDO ARAGUA	2003 2003	500- METROS CUADRADOS	100,00			100,00	100,00							100,00		100,00			0,0	100,0	0,0
AR-0033	CONSTRUCCION DORMITORO DE TROPA ARSENAL CNEL CARLOS PULIDO BARRETO MARACAY EDO ARAGUA	2003 2004	375- METROS CUADRADOS	250,00			75,00	75,00	175,00						75,00		75,00	175,00		0,0	30,0	70,0
BO-0016	TERMINACION SEDE JUZGADO MILITAR PERMANENTE BOLIVAR EDO BOLIVAR	2003 2004	375- METROS CUADRADOS	250,00			75,00	75,00	175,00						75,00		75,00	175,00		0,0	30,0	70,0
CA-0034	CONSTRUCCION SISTEMA ELECTRICO ALTA Y BAJA TENSION ALUMBRADO AREA DE ALMACENES CEDMAGUE PTO CABELLO EDO CARABOBO	2003 2004	450- METROS CUADRADOS	300,00			90,00	90,00	210,00						90,00		90,00	210,00		0,0	30,0	70,0
CA-0040	CONTINUACION ETAPA FINAL RAMPA AVIACION NAVAL PTO CABELLO EDO CARABOBO	2003 2004	750- METROS CUADRADOS	500,00			150,00	150,00	350,00						150,00		150,00	350,00		0,0	30,0	70,0
DA-0031	CONSTRUCCION PLANTA DE TRATAMIENTO AGUAS BLANCAS ISLA DE GUARA	2003 2003	500- METROS CUADRADOS	100,00			100,00	100,00							100,00		100,00			0,0	100,0	0,0
DM-0001	CONSTRUCCION CUATRO TALLERES DE MANTENIMIENTO Y SISTEMA ELECTRICO DICOFA FUERTE TIUNA CARACAS	2003 2004	951- METROS CUADRADOS	633,80			190,14	190,14	443,66						190,14		190,14	443,66		0,0	30,0	70,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO Inicia	AÑO Termina	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Año 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extraord. Contratos Vigentes	Pres. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ej. Física Al 31/12/02	Ej. 03	Ej. 04	Años Post.
DM-0026	CONTINUACION CASINO BACARA FUERTE TIUNA CARACAS / CONSTRUCCION FUERTE TIUNA	2003	2004	450- METROS CUADRADOS	300.00		90.00	90.00	210.00					90.00	90.00	210.00		0.0	30.0	70.0	0.0
DM-0027	CONTINUACION CONSTRUCCION PISO 5 EDIF Nº MINDEFENSA	2003	2003	1500- METROS CUADRADOS	300.00		300.00	300.00						300.00	300.00			0.0	100.0	0.0	0.0
DM-0028	CONTINUACION CONSTRUCCION PISO 2 EDIF Nº MINDEFENSA	2003	2003	1995- METROS CUADRADOS	398.91		398.91	398.91						398.91	398.91			0.0	100.0	0.0	0.0
DM-0053	AMPLIACION CENTRO INTEGRAL DE EDUCACION ESPECIAL "MARIA TEREZA DE BOLIVAR" FUERTE TIUNA CARACAS	2003	2003	1850- METROS CUADRADOS	380.00	360.00		360.00				360.00			360.00			0.0	100.0	0.0	0.0
FA-0003	AMPLIACION HOSPMIL PEDRO MARIA CHIRINOS PTO FIJO EDO FALCON	2003	2004	675- METROS CUADRADOS	450.00		135.00	135.00	315.00					135.00	135.00	315.00		0.0	30.0	70.0	0.0
FA-0039	CONTINUACION ETAPA FINAL BASE NAVAL JUAN CRISOSTOMO FALCON PTO FIJO EDO FALCON	2003	2004	900- METROS CUADRADOS	600.00		180.00	180.00	420.00					180.00	180.00	420.00		0.0	30.0	70.0	0.0
GU-0035	CONTINUACION CONSTRUCCION DORMITORIO BAMARI EL SOMBRERO EDO GUARICO	2003	2004	750- METROS CUADRADOS	500.00		150.00	150.00	350.00					150.00	150.00	350.00		0.0	30.0	70.0	0.0
GU-0036	CONTINUACION CONSTRUCCION COCINA COMEDOR BAMARE EL SOMBRERO EDO GUARICO	2003	2004	750- METROS CUADRADOS	500.00		150.00	150.00	350.00					150.00	150.00	350.00		0.0	30.0	70.0	0.0

Resumen de Obras (En millones de Bs.)
Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicial	Año Final	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Por Tramitar Año 2003 Ordinario	Por Tramitar Año 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Asig. Est. Pres. Ordinario Contratos Vigentes	Asig. Est. Pres. Ordinario Nuevos Contratos	Asig. Est. Pres. Extraordinario Contratos Vigentes	Asig. Est. Pres. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	Ejec. 03	Ejec. 04	Años Post.
LA-0002	CONSTRUCCION HOSPILMIL BARQUISIMETO EDO LARA	2003	2004	7500 METROS CUADRA DOS	5.000,00			1.500,00	1.500,00	3.500,00			1.500,00			1.500,00	3.500,00		0,0	30,0	70,0	0,0
LA-0019	TERMINACION SEDE TRIBUNAL EDO LARA	2003	2004	375 METROS CUADRA DOS	250,00			75,00	75,00	175,00			75,00			75,00	175,00		0,0	30,0	70,0	0,0
ME-0029	CONSTRUCCION SEDE TRIBUNAL MILITAR DE MERIDA EDO MERIDA	2003	2004	525 METROS CUADRA DOS	350,00			105,00	105,00	245,00			105,00			105,00	245,00		0,0	30,0	70,0	0,0
MI-0024	CONSTRUCCION MODULO DE SERVICIO DE TRANSPORTE Y ESTACIONAMIENTO CENAPROMIL LOS TEQUES EDO MIRANDA	2003	2004	600 METROS CUADRA DOS	400,00			120,00	120,00	280,00			120,00			120,00	280,00		0,0	30,0	70,0	0,0
MI-0025	CONSTRUCCION CERCA PERIMETRICA CENAPROMIL RAMO VERDES LOS TEQUES EDO MIRANDA	2003	2004	750 METROS CUADRA DOS	500,00			150,00	150,00	350,00			150,00			150,00	350,00		0,0	30,0	70,0	0,0
SU-0001	CONSTRUCCION ENFERMERIA CANES EDO SUCRE SEGUNDA ETAPA	2003	2003	1500 METROS CUADRA DOS	300,00			300,00	300,00				300,00			300,00			0,0	100,0	0,0	0,0
TA-0004	CONSTRUCCION AMBULATORIO BAVIVAS STO. DOMINGO EDO TACHIRA II ETAPA	2003	2003	1500 METROS CUADRA DOS	300,00			300,00	300,00				300,00			300,00			0,0	100,0	0,0	0,0
TA-0020	TERMINACION SEDE TRIBUNAL DEL EDO TACHIRA		2004	450 METROS CUADRA DOS	300,00			90,00	90,00	210,00			90,00			90,00	210,00		0,0	30,0	70,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 Servicio de Apoyo
Subprograma:
Proyecto: 04 Obras
Partida: 404.15.02.00 Edificaciones Militares y de Seguridad

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO Inicio	AÑO Termina	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Contratos POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Asig. Est. 2003 Pres. Ordinario Contratos Vigentes	Pres. Ordinario Nuevos Contratos	Pres. Extraordinario Contratos Vigentes	Pres. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	03	04	Post.
TA-0028	CONSTRUCCION ENFERMERIA TO2 LA FRIA EDO TACHIRA	2003	2004	675- METROS CUADRADOS	450,00			135,00	135,00	315,00			135,00			135,00	315,00		0,0	30,0	70,0	0,0
TA-0054	TERMINACION PLANTA TRATAMIENTO AGUAS NEGRAS HOSPMIL SAN CRISTOBAL EDO TACHIRA	2003	2003	470- METROS CUADRADOS	93,92		93,92		93,92				93,92			93,92			0,0	100,0	0,0	0,0
TN-0016	CONSTRUCCION VIVIENDA DE GUARNICION IPSFA	2003	2004	12000- METROS CUADRADOS	8.000,00			2.400,00	2.400,00	5.600,00			2.400,00			2.400,00	5.600,00		0,0	30,0	70,0	0,0
YA-0029	CONSTRUCCION POZO DE AGUA POTABLE CEAMIL YARACUY	2003	2001	400- METROS CUADRADOS	80,00			80,00	80,00				80,00			80,00			0,0	100,0	0,0	0,0
ZU-0005	CONSTRUCCION SEGUNDA ETAPA SEDE CONSEJO DE GUERRA PERMANENTE MARACAIBO EDO ZULIA	2003	2004	1275- METROS CUADRADOS	850,00			255,00	255,00	595,00			255,00			255,00	595,00		0,0	30,0	70,0	0,0
TOTALES					25.226,63		803,92	8.747,05	9.550,97	15.675,66			803,92			9.550,97	15.675,66					

PROYECTO: 05 Dirección de Artes Gráficas

UNIDAD EJECUTORA: Dirección de Artes Graficas del Ministerio de la Defensa

El Proyecto tiene el objetivo de satisfacer oportunamente los requerimientos del Ministerio de la Defensa, en cuanto a trabajos de impresión, reproducción y afines a las artes gráficas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**291.740.008**
	- Recursos Ordinarios	291.740.008
4.02	Materiales y Suministros	**128.518.394**
	- Recursos Ordinarios	128.518.394
4.03	Servicios No Personales	**60.527.404**
	- Recursos Ordinarios	60.527.404
4.04	Activos Reales	**412.700.000**
	- Recursos Ordinarios	12.700.000
	- Programas y Proyectos	400.000.000
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional	400.000.000
	TOTAL	**893.485.806**

PROGRAMA: 09 Corte Marcial de la República

UNIDAD EJECUTORA: Corte Marcial de la República

La Corte Marcial es el único Tribunal Militar constituido permanentemente, con competencia territorial en todo el país. Con la puesta en vigencia, el 01 Julio de 1999 del Código Orgánico de Justicia Militar (Gaceta Oficial Extraordinaria N° 5263, de fecha 17SEP 98), y de acuerdo al Artículo 593 ordinales 1, 2 y 3, la Corte Marcial de la República, pasó a cumplir la función de Corte de Apelación de todas aquellas decisiones dictadas por Consejos de Guerras, que acepten dicho Recurso de Apelación.

Como máximo tribunal militar tiene la obligación de trasladarse como auditoria judicial a diferentes partes del país, donde funcionan los consejos de guerras y demás tribunales militares, a fin de supervisar el nuevo proceso penal.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Análisis legales de las causas que cursarán en la Corte Marcial.	Expediente	1.500	1.287.858.536
TOTAL			**1.287.858.536**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**764.336.469**
	- Recursos Ordinarios	760.609.539
	- Gestión Fiscal	3.726.930
4.02	Materiales y Suministros	**228.835.695**
	- Recursos Ordinarios	116.899.135
	- Otras Fuentes de Financiamiento	111.936.560
4.03	Servicios No Personales	**211.366.372**
	- Recursos Ordinarios	73.549.450
	- Gestión Fiscal	62.568.719
	- Otras Fuentes de Financiamiento	75.248.203
4.04	Activos Reales	**83.320.000**
	- Otras Fuentes de Financiamiento	83.320.000
	TOTAL	**1.287.858.536**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	53	196.244.076
- Profesional y Técnico	15	93.041.218
- Personal Administrativo	12	34.535.942
- Obrero	26	68.666.916
Personal Contratado	4	20.224.884
- Empleado	4	20.224.884
TOTAL	**57**	**216.468.960**

PROGRAMA: 10 Bienestar y Seguridad Social

UNIDAD EJECUTORA: Dirección General Sectorial de Bienestar y Seguridad Social

La Dirección General Sectorial de Bienestar y Seguridad Social es la unidad técnica administrativa central, eje de la Política Social del Sector, su misión es la de planificar, dirigir, coordinar y evaluar todos los aspectos relacionados con la administración de las funciones pertinentes al Bienestar y Seguridad Social en la Fuerza Armada, así como la de los entes orgánicos adscritos a esta Dirección, a través de los cuales se ejecutan dichas funciones.

El Programa 10 "Bienestar y Seguridad Social" tiene la responsabilidad de velar por el cuidado integral de la salud de los miembros de la Fuerza Armada, cualquiera sea su situación (actividad, disponibilidad o retiro) en su categoría (efectivo o asimilado), garantizando al usuario la atención médica preventiva y curativa en clínicas y hospitales militares.

Así mismo, proporciona otros servicios para contribuir con el ingreso y las mejoras socio económicas del personal orgánico del Sector, ayudas sociales en casos de contingencias, programa de Bono de Compensación Habitacional para el personal militar que reside alquilado en inmuebles particulares por carencia de viviendas en guarnición y proporciona además otros servicios a través de dependencias como la Dirección de Preescolar, Ordinariato Militar, Federación Polideportiva de la Fuerza Armada y apoya los gastos de funcionamiento del Fondo Autónomo de Inversiones y Previsión Socioeconómica para el Personal de empleados y obreros de la Fuerza Armada Nacional (FONDOEFA), la Fundación de Cardiología Infantil (FUNDACARDIN) y el Club de Suboficiales Profesionales de Carrera (CLUSOFA).

Todas estas prestaciones dinerarias, así como los servicios que se ofrecen, están dirigidos a brindar una plataforma que cada día tiende a consolidarse para constituirse en una garantía de Bienestar Social a la población Militar y Civil de la Fuerza Armada dentro de una concepción solidaria e integral que procure en todo momento la calidad de vida en correspondencia que ha manifestado el Ejecutivo Nacional, en los actuales momentos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Administrar el servicio de bienestar social del personal militar y civil.	Actividad	16.000	44.736.243.993
Fortalecer la cobertura de la red sanitaria militar.	Centro Médico Asistencial	14	75.589.974.392
TOTAL			**120.326.218.385**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**61.160.970.933**
	- Recursos Ordinarios	40.745.557.164
	- Otras Fuentes de Financiamiento	20.415.413.769
4.02	Materiales y Suministros	**20.973.261.831**
	- Recursos Ordinarios	20.562.681.836
	- Otras Fuentes de Financiamiento	410.579.995
4.03	Servicios No Personales	**7.904.403.394**
	- Recursos Ordinarios	5.000.049.113
	- Gestión Fiscal	2.904.354.281
4.04	Activos Reales	**11.729.133.176**
	- Recursos Ordinarios	3.185.715.472
	- Gestión Fiscal	566.723.740
	- Otras Fuentes de Financiamiento	410.579.995
	- Programas y Proyectos	7.566.113.969
	?? Bienestar y Seguridad Social de la Fuerza Armada Nacional	7.566.113.969
4.07	Transferencias	**3.307.409.051**
	- Recursos Ordinarios	2.533.445.129
	- Otras Fuentes de Financiamiento	773.963.922
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	**15.251.040.000**
	- Programas y Proyectos	15.251.040.000
	?? Bienestar y Seguridad Social de la Fuerza Armada Nacional	15.251.040.000
	TOTAL	**120.326.218.385**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	5.557	20.578.860.263
- Profesional y Técnico	1.092	5.925.981.609
- Personal Administrativo	985	2.936.667.621
- Personal Docente	59	410.118.852
- Personal Médico	653	4.412.529.975
- Personal Militar	374	425.205.036
- Obrero	2.394	6.468.357.170
Personal Fijo a Tiempo Parcial	45	173.130.636
- Profesional y Técnico	1	2.257.967
- Personal Docente	21	90.856.152
- Personal Médico	23	80.016.517
Personal Contratado	142	695.061.012
- Empleado	142	695.061.012
TOTAL	**5.744**	**21.447.051.911**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.623.963.922
4.07	01	00	00	Transferencias Corrientes Internas	1.623.963.922
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.623.963.922
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	1.623.963.922
				- A0126 Fondo Autónomo de Inversiones y Previsión Socio - Económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA).	904.529.764
				?? Financiamiento Ordinario	500.000.000
				?? Otras Fuentes de Financiamiento	404.529.764
				- A0206 Club de Suboficiales Profesionales de las Fuerzas Armadas.	719.434.158
				?? Financiamiento Ordinario	500.000.000
				?? Otras Fuentes de Financiamiento	219.434.158

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	410.000.000
4.07	01	00	00	Transferencias Corrientes Internas	410.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	410.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	410.000.000
				- S0564 Fundación de Cardiología Infantil (FUNDA CARDIN).	400.000.000
				?? Recursos Ordinarios	250.000.000
				?? Otras Fuentes de Financiamiento	150.000.000
				- S1048 Banco de Sangre de Sanidad Militar.	10.000.000
				?? Recursos Ordinarios	10.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	18.919.800
4.07	03	00	00	Transferencias al Exterior	18.919.800
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	18.919.800
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	18.919.800
				- I0090 Organización Mundial de la Salud (O.M.S.).	3.244.800
				?? Recursos Ordinarios	3.244.800
				- I0120 International Military Sport.	15.675.000
				?? Recursos Ordinarios	15.675.000

PROYECTO: 01 Bienestar Social

UNIDAD EJECUTORA: ??   Dirección de Educación Preescolar
                                 ??   Ordinariato Militar
                                 ??   Dirección Superior DIGEBYSS

El Programa 10 "Bienestar y Seguridad Social" tiene la responsabilidad de velar por el cuidado integral de la salud de los miembros de la Fuerza Armada, cualquiera sea su situación (actividad, disponibilidad o retiro) o su categoría (efectivo o asimilado) garantizando al usuario la atención médica preventiva y curativa en clínicas y hospitales militares.

Procurar, equipar, mantener y administrar las instalaciones hospitalarias y clínicas pertenecientes a la Fuerza Armada Nacional, para garantizar la atención integral de la salud del personal militar, civil y familiares afiliados.

Proporcionar y suministrar los insumos y recursos necesarios para atender las necesidades y las mejoras socio económicas del personal orgánico del Sector, proveer ayudas sociales en casos de contingencias, aplicar un programa de Bono de Compensación Habitacional para el personal militar que reside alquilado en inmuebles particulares por carencia de viviendas en guarnición.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**7.343.287.889**
	- Recursos Ordinarios	2.432.981.989
	- Otras Fuentes de Financiamiento	4.910.305.900
4.02	Materiales y Suministros	**2.929.652.420**
	- Recursos Ordinarios	2.929.652.420
4.03	Servicios No Personales	**5.662.524.372**
	- Recursos Ordinarios	2.758.170.091
	- Gestión Fiscal	2.904.354.281
4.04	Activos Reales	**10.645.575.061**
	- Recursos Ordinarios	2.114.681.097
	- Gestión Fiscal	554.200.000
	- Otras Fuentes de Financiamiento	410.579.995
	- Programas y Proyectos	7.566.113.969
	?? Bienestar y Seguridad Social de la Fuerza Armada Nacional	7.566.113.969

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	**2.904.164.251**
	- Recursos Ordinarios	2.280.200.329
	- Otras Fuentes de Financiamiento	623.963.922
4.12	Egresos sin Afectación en la Tesorería Nacional de la Ley Especial de Endeudamiento	**15.251.040.000**
	- Programas y Proyectos	15.251.040.000
	?? Bienestar y Seguridad Social de la Fuerza Armada Nacional	15.251.040.000
	TOTAL	**44.736.243.993**

Resumen de Obras (En millones de Bs.)
Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 10 Bienestar y Seguridad Social
Subprograma:
Proyecto: 01 Bienestar Social
Partida: 4.04.02.02.00 Conservaciones, Ampliaciones y Mejoras de Obras en Bienes del Dominio Privado

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO Inicio	AÑO Culmi.	SITUAC.	Cantidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02	POR TRAMITAR AÑO 2003 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	POR TRAMITAR AÑO 2003 Total	Años Posteriores	Asignado al 31/12/02	ASIGNACIONES ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	ASIGNACIONES ESTIMADAS 2003 PRESUPUESTO ORDINARIO Nuevos Contratos	ASIGNACIONES ESTIMADAS 2003 PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	ASIGNACIONES ESTIMADAS 2003 PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	Ejec. 03	Ejec. 04	Años Post.
AR-0002	AMPLIACIONES Y MEJORAS DE LAS AREAS DE CONSULTA EXTERNA, HABITACIONES DEL PERSONAL MEDICO Y AREAS DE MANTENIMIENTO DE VEHICULOS DEL HOSPITAL DE MARACAY	2002	2003	E	650- METROS CUADRA DOS	1.634,00	1.370,00		264,00	264,00		1.370,00		264,00			264,00			83,8	16,2	0,0	0,0
DM-0001	CONSERVACION, AMPLIACION Y MEJORAS DE LAS AREAS EDUCATIVAS, RECREATIVAS Y DE OFICINAS DE LOS PREESCOLARES Y DEL ORDINARIATO MILITAR	2003	2003	I	210- METROS CUADRA DOS	232,68		232,68		232,68				232,68			232,68			0,0	100,0	0,0	0,0
DM-0003	REPARACIONES DE OBRAS CIVILES, MECANICAS Y ELECTRICAS DEL HOSPITAL MILITAR DR. CARLOS ARVELO	2002	2003	E	14- REPARA CIONES	2.509,00	1.309,00		1.200,00	1.200,00		1.309,00				1.200,00	1.200,00			52,2	47,8	0,0	0,0
	TOTALES					4.375,68	2.679,00	232,68	1.464,00	1.696,68		2.679,00		232,68		1.464,00	1.696,68						

Resumen de Obras (En millones de Bs.)

Presupuesto: 2003

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 10 Bienestar y Seguridad Social
Subprograma:
Proyecto: 01 Bienestar Social
Partida: 4.04.15.01.00 Construcciones Médico-Asistenciales

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO		CONTRATOS POR TRAMITAR					ASIGNACIONES ESTIMADAS						Ejecución Física Proyectada (%)				
				Tramitado al 31/12/02		AÑO 2003		Asignado al 31/12/02	ESTIMADAS 2003						Al 31/12/02	03	04	Años Post.	
									PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004					
Cód	DENOMINACIÓN	Situación física al comienzo del año	Cantidad y Unidad de Medida	Costo Total	Ordinario	Extraordinario	Total	Años Posteriores	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos			Años Posteriores				
BO-0005	CONSTRUCCION DE AREA, DE ODONTOLOGIA Y CONSULTAS, Y HABITACIONES PARA EL HOSPITAL MILITAR DE PUERTO ORDAZ	2003 2003	40- METROS CUADRA DOS	554,20		554,20	554,20					554,20	554,20			0,0	100,0	0,0	0,0
NE-0001	CONSTRUCCION DE EDIFICACIONES DEL HOSPITAL MILITAR DE NUEVA ESPARTA	2003 2003	30- METROS CUADRA DOS	420,00		420,00	420,00					420,00	420,00			0,0	100,0	0,0	0,0
TOTALES				974,20		974,20	974,20					974,20	974,20						

PROYECTO: 02 Cuidado Integral de la Salud

UNIDAD EJECUTORA:
?? Dirección de Sanidad Militar	?? Ambulatorio Militar "La Rosaleda"-Los Teques"	?? Pabellón Militar "Leonardo José Gómez Calderón"-Mérida.
?? Hospital Militar "Dr. Carlos Arvelo"-Caracas	?? Ambulatorio Militar "Amazonas".	?? Pabellón Militar "José Antonio Páez"-Apure
?? Hospital Militar "Cnel. Elbano Paredes Vivas"-Maracay	?? Ambulatorio Militar "Paramacay"-Valencia	?? Núcleo Médico-Asistencial "Dr. Manuel Palacios Fajardo"-Barinas
?? Hospital Militar "Cap. Guillermo Hernández Jacobsen"-San Cristóbal	?? Ambulatorio Militar "San Juan de Los Morros"	?? Clínica de Rehabilitación Guaicamacuto-Vargas
?? Hospital Militar "Tcnel. Francisco Valbuena"-Maracaibo.	?? Pabellón Militar "Cesar Bello Descrivan"-Ciudad Bolívar	?? Escuela de Enfermería de la FAN.
		?? Hospital Militar de Puerto Ordaz "Manuel Siverio Castillo "

Establecer y controlar todas las prestaciones dinerarias, así como los servicios que se ofrecen, para brindar una plataforma que constituya una garantía de Bienestar Social a la población Militar y Civil de la Fuerza Armada, dentro de una concepción solidaria e integral que procure en todo momento la elevación del nivel de calidad de vida en correspondencia con los planteamientos y preocupaciones que ha manifestado el Ejecutivo Nacional en los actuales momentos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**53.817.683.044**
	- Recursos Ordinarios	38.312.575.175
	- Otras Fuentes de Financiamiento	15.505.107.869
4.02	Materiales y Suministros	**18.043.609.411**
	- Recursos Ordinarios	17.633.029.416
	- Otras Fuentes de Financiamiento	410.579.995
4.03	Servicios No Personales	**2.241.879.022**
	- Recursos Ordinarios	2.241.879.022
4.04	Activos Reales	**1.083.558.115**
	- Recursos Ordinarios	1.071.034.375
	- Gestión Fiscal	12.523.740
4.07	Transferencias	**403.244.800**
	- Recursos Ordinarios	253.244.800
	- Otras Fuentes de Financiamiento	150.000.000
	TOTAL	**75.589.974.392**

PROGRAMA: 11 Contraloría General de la FAN

UNIDAD EJECUTORA: Contraloría General de la Fuerza Armada

La Contraloría General de la Fuerza Armada Nacional como parte integrante del Sistema Nacional de Control, tendrá a su cargo la vigilancia, control y fiscalización de los ingresos, gastos y bienes públicos afectos a la Fuerza Armada Nacional y sus órganos adscritos sin menoscabo del alcance y competencia de la Contraloría General de la Republica. Su organización y funcionamiento lo determinara la ley respectiva y estará bajo la dirección y responsabilidad del Contralor o Contraloría General de la Fuerza Armada, quien será designado o designada mediante concurso de oposición.

La política presupuestaria para el ejercicio fiscal 2003, de la Contraloría General de la FAN, contempla los lineamientos generales que permitirán y facilitarán la consecución de los objetivos y metas programados y planificados originalmente, mediante el fortalecimiento y consolidación de la estructura organizacional, manteniendo una distribución personal y lógica de los recursos asignados para el mencionado ejercicio fiscal en los planes generales y en el plan operativo anual de este organismo contralor.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Verificar los procesos administrativos de la Fuerza Armada Nacional	Inspección	300	4.536.107.695
TOTAL			4.536.107.695

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**2.551.203.443**
	- Recursos Ordinarios	1.593.502.052
	- Otras Fuentes de Financiamiento	957.701.391
4.02	Materiales y Suministros	**395.635.394**
	- Recursos Ordinarios	395.635.394
4.03	Servicios No Personales	**1.420.056.858**
	- Recursos Ordinarios	1.381.656.858
	- Gestión Fiscal	38.400.000
4.04	Activos Reales	**169.212.000**
	- Recursos Ordinarios	169.212.000
	TOTAL	**4.536.107.695**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	178	1.144.261.104
- Profesional y Técnico	102	846.044.700
- Personal Administrativo	53	175.864.152
- Obrero	23	122.352.252
Personal Contratado	2	8.640.000
- Empleado	2	8.640.000
TOTAL	**180**	**1.152.901.104**

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Asignaciones a Organismos del Sector Público

?? **Instituto Autónomo Círculo de las Fuerzas Armadas. (I.A.C.F.A.)**

El Instituto Autónomo, tiene como objetivo proporcionar actividades sociales, culturales, recreacionales, deportivas y de alojamiento a los Oficiales de la Fuerza Armada Nacional, socios civiles y familiares de éstos y de aquellas Instituciones que así lo deseen.

Asimismo, esta Institución cuenta con todas las instalaciones apropiadas para brindar los servicios de misiones diplomáticas acreditadas en el País, al igual que las misiones extranjeras y las delegaciones de los países invitadas por el Gobierno Nacional.

?? **Instituto de Oficiales en Retiro de las Fuerzas Armadas (I.O.R.F.A.N)**

Este Instituto tiene como objetivo principal agrupar a los Oficiales de la Institución Armada, que están en situación de retiro, a través de ella se estimula su mutuo acercamiento a fin de fortalecer los vínculos de fraternidad que debe existir entre todos los miembros de la Fuerza Armada, y por medio de los organismos correspondientes, procurarles todos los medios de bienestar económico, social y cultural.

?? **Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (U.N.E.F.A)**

La Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, tiene como norte seguir los lineamientos del Plan Operativo Anual Institucional, en cuanto a la formación del recurso humano necesario para satisfacer la demanda de la Fuerza Armada Nacional y del País, esto se logra mediante la formación profesional de

sus integrantes, aportándoles conocimientos universitarios a través de planes y programas para la enseñanza de las carreras de Técnico Superior Universitario, mediante la formación de profesionales en distintas áreas de la Ingeniería, y el suministro de especialización y maestrías para las diferentes Gerencias que se imparten en los Postgrados establecidos.

?? Fundación Proyecto País

Tiene como misión contribuir con la reactivación del país en el corto plazo mediante la coordinación de planes, proyectos y operaciones gubernamentales, articulando acciones de naturaleza conjunta, comunidad, entes públicos, privados y fuerza armada nacional, satisfaciendo de manera inmediata las necesidades básicas de la población excluida.

Para el presente ejercicio fiscal los objetivos de la Fundación están dirigidos a reforzar las actividades de interés social que le han sido encomendadas en su documento de creación, previendo la realización de jornadas de asistencia humanitaria, apoyo en las áreas de salud y educación y alfabetización, entre otras, con la finalidad de contribuir con la recuperación y el fortalecimiento del país.

?? Fundación Propatria - 2000

Este organismo tiene como objetivo la organización, promoción, planificación, financiamiento, y ejecución de proyectos especiales y obras de emergencia de carácter social, cultural, asistencial, habitacional, vial, y agroindustrial con la finalidad de incentivar e impulsar a todos los sectores de la vida nacional, para alcanzar mayores niveles de desarrollo, calidad de vida y bienestar en los sectores mas necesitados del país.

?? Instituto de Previsión Social de las Fuerzas Armadas. (I.P.S.F.A)

El objetivo de este Instituto está dirigido a administrar y atender los beneficios socio económicos previstos en la Ley de Seguridad Social de las Fuerzas Armadas, destacándose en el área de Seguridad Social la atención de los pensionados militares, suministrar medicinas y productos farmacéuticos a familiares inmediatos de los afiliados y adquirir equipos médicos quirúrgicos y dentales.

En lo que respecta a los beneficios socio económicos, el Instituto se orienta a: conceder préstamos, efectuar ventas en los almacenes militares y de vehículos, entre otros.

?? Servicio Autónomo de la Oficina Coordinadora para la Prestación de los Servicios Educativos del Ministerio de la Defensa (O.C.S.E)

Ejecuta el programa destinado al funcionamiento y el otorgamiento de becas para el personal de reservistas recién licenciados de las Fuerzas Armadas Nacionales, así como atender adecuadamente los requerimientos logísticos de la Dirección del Pre-escolar del Ministerio de la Defensa, la dotación y equipamiento de los centros educativos adscritos al Sector Defensa.

?? Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional

Para el ejercicio 2003, la institución orientará su misión a los siguientes objetivos:

-Prestar el servicio de transporte aéreo a los funcionarios acreditados de los entes de la Administración Pública Nacional.

- Equipamiento, mejoras y mantenimiento de los talleres e instalaciones, así como el suministro de los

requerimientos necesarios para su operatividad.

-Mantenimiento mayor a los motores y turbinas de la flota aeronáutica.

-Programa de adiestramiento del personal (pilotos y mecánicos).

?? **Oficina Coordinadora de la Prestación de los Servicios Agropecuarios del Ministerio de Defensa (OCSA)**

Esta Oficina Coordinadora, es una Asociación Civil que tiene como objetivo fundamental desarrollar los servicios de producción y comercialización de productos ganaderos, agrícolas, forestales y pesqueros de las granjas militares.

Asimismo, se adiestra al personal de tropa en cursos de capacitación agropecuaria de la Escuela Granja Militar "Generalísimo Francisco de Miranda", ubicada en Isla de Guara, Estado Monagas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Apoyar a los Entes Descentralizados, para el cumplimiento de sus funciones.	Bolívares		279.209.004.647
TOTAL			**279.209.004.647**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	**279.209.004.647**
	- Recursos Ordinarios	195.730.838.360
	- Gestión Fiscal	52.169.614.773
	- Otras Fuentes de Financiamiento	31.308.551.514
	TOTAL	**279.209.004.647**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	279.209.004.647
4.07	01	00	00	Transferencias Corrientes Internas	278.878.216.590
4.07	01	02	00	Transferencias Corrientes al Sector Público	278.878.216.590
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	20.280.994.719
				- **A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (I.A.C.F.A).**	4.000.000.000
				?? Recursos Ordinarios	4.000.000.000
				- **A0044 Instituto de Oficiales en Retiro de las Fuerzas Armadas Nacionales (I.O.R.F.A.N.).**	740.968.522
				?? Recursos Ordinarios	540.968.522
				?? Gestión Fiscal	200.000.000
				- **A0196 Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (U.N.E.F.A)**	5.000.000.000
				?? Recursos Ordinarios	5.000.000.000
				- **A0404 Fundación Proyecto País**	9.770.026.197
				?? Recursos Ordinarios	2.500.000.000
				?? Gestión Fiscal	7.270.026.197
				- **A0411 Fundación Pro - Patria 2000**	770.000.000
				?? Recursos Ordinarios	756.287.174
				?? Gestión Fiscal	13.712.826
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	256.556.975.099
				- **A0050 Instituto de Previsión Social de las Fuerzas Armadas (I.P.S.F.A.).**	256.556.975.099
				- Recursos Ordinarios	181.468.539.903
				- Gestión Fiscal	44.141.496.242
				- Otras Fuentes de Financiamiento	30.946.938.954

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	1.371.010.996
				- A0065 Servicio Autónomo Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa.	9.398.436
				- Recursos Ordinarios	9.398.436
				- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	1.361.612.560
				- Recursos Ordinarios	1.000.000.000
				- Otras Fuentes de Financiamiento	361.612.560
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	669.235.776
				- A0204 Oficina Coordinadora de la Prestación de los Servicios Agropecuarios del Ministerio de Defensa (OCSA).	669.235.776
				- Recursos Ordinarios	439.424.889
				- Gestión Fiscal	229.810.887
4.07	02	00	00	Transferencias de Capital Internas	330.788.057
4.07	02	02	00	Transferencias de Capital al Sector Público	330.788.057
4.07	02	02	99	Transferencias de Capital a Otros Organismos del Sector Público	330.788.057
				- A0204 Oficina Coordinadora de la Prestación de los Servicios Agropecuarios del Ministerio de Defensa (OCSA).	330.788.057
				- Recursos Ordinarios	16.219.436
				- Gestión Fiscal	314.568.621

Ministerio de Educación, Cultura y Deportes

MINISTERIO DE EDUCACIÓN, CULTURA Y DEPORTES

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

Al Ministerio de Educación, Cultura y Deportes le corresponde: velar por la calidad del proceso educativo en todos sus niveles y modalidades, asegurando la máxima cobertura; garantizar el derecho irrenunciable que tiene todo ciudadano de acceder a los bienes de la cultura, el saber y la información, en condiciones de calidad para lograr la formación de hombres y mujeres creativos y críticos, comprometidos con la patria.

En este sentido, la política presupuestaria que estima aplicar el Ministerio de Educación, Cultura y Deportes, durante el año fiscal 2003, continuará enmarcada dentro de las directrices contenidas en el Plan de Desarrollo y Plan Estratégico 2001-2007, las cuales se movilizan a través del diseño de los Planes Operativos Anuales Nacional e Institucional, concretándose en Directrices, Programas y Proyectos que se llevarán a cabo para los sectores Educación, Cultura y Deportes.

El Plan Estratégico tenderá a la formación constante del factor humano como núcleo visible de una sociedad, capaz de dar respuestas oportunas a los objetivos que se plantean en la retroalimentación de la forma, como ejecutar las acciones que propone y en el intercambio sistémico con otros planes de carácter nacional e internacional para auto renovarse en función de planteamientos más actualizados para los sectores Educación, Cultura y Deportes.

En concordancia con los principios de democratización, gratuidad y obligatoriedad establecidos en la Constitución de la República Bolivariana de Venezuela, Capítulo VI "De los Derechos Culturales y Educativos", que en su Artículo 102, expresa que la educación es un derecho humano, democrática, gratuita y obligatoria. Así mismo, en su Artículo 103 especifica el derecho que tiene toda persona a una "Educación Integral" de calidad, permanente, en igualdad de condiciones y oportunidades y "El Estado creará y sostendrá instituciones y servicios suficientemente dotados para asegurar el acceso, permanencia y culminación en el sistema educativo" en todos sus niveles y modalidades del educando, desde el Maternal hasta el Ciclo Diversificado y Profesional.

La concreción del Plan en términos cuantitativos financieros se recogen en el marco plurianual del presupuesto donde se definen las orientaciones financieras y de disciplina fiscal, que aplicará el Ejecutivo Nacional, tal como se especifica en los Artículos 34 y 35 de la Ley Orgánica de Administración Financiera (LOAF).

A tal efecto y como prioridad gubernamental el Despacho de Educación, a través de sus Viceministerios, Direcciones Generales y Organismos Adscritos ha considerado, tres directrices estratégicas orientadas a lograr el desarrollo integral en la educación nacional y la superación de los desequilibrios sociales y culturales, generando oportunidades para el desarrollo humano. Las directrices estratégicas son las siguientes:

En el sector educativo la directriz consiste en: **"Garantizar el acceso y permanencia a la educación integral, gratuita y de calidad para todos"** considerando los siguientes objetivos:

- Fortalecer la acción educativa incrementando la cobertura de la matrícula, la calidad de los procesos y resultados.

- Satisfacer las necesidades alimentarias, socioeconómicas y de salud de la población escolar.

- Desarrollar la planta física y la dotación educativa en sus diferentes niveles y modalidades.

- Articular el Sistema Educativo con el Sistema de Producción de Bienes y Servicios.

Para el Sector Deportivo, la directriz se fundamenta en: **"Garantizar el derecho de la práctica deportiva, recreativa de calidad y para todos"**, estableciéndose los objetivos siguientes:

- Mejorar las condiciones físicas y deportivas de los estudiantes así como de la población en general.

- Elevar la capacidad competitiva de las selecciones nacionales y de los atletas venezolanos de alto rendimiento.

- Desarrollar y mantener las obras de infraestructura deportiva.

- Concretizar la finalidad primordial de la educación física como proceso formador, objetivo que se implementa a través del Programa Deporte Escolar.

- Garantizar que la educación física se realice de forma obligatoria en todos los niveles y modalidades del sistema educativo.

- Reparar y mantener la infraestructura deportiva ubicada en los planteles.

Para el Sector Cultural **"Garantizar el acceso a la realización y disfrute de la cultura como un bien irrenunciable del ciudadano"** será la directriz básica mediante la cual se deben alcanzar los siguientes objetivos:

- Promocionar y estimular la creatividad y las artes de los estudiantes y de la población en general.

- Democratizar la acción cultural a través del Sistema Nacional de la Cultura con subsistemas, redes, circuitos y corredores como mecanismo estructural, transversal y horizontal de participación colectiva.

Para lograr los objetivos propuestos los Viceministerios de Asuntos Educativos, Cultura y Deportes, ejecutarán los programas y proyectos que a continuación se describen:

A. Programas Educativos

Educación Preescolar

Para el logro de estas metas se han establecido los siguientes parámetros:

- Atender en forma integral a la población infantil de 0 a 6 años, mediante la instrumentación de acciones y recursos que incrementen la matrícula a nivel nacional.

- Ampliar la cobertura de la población infantil de 3 a 6 años a través de las estrategias convencionales o no convencionales, en el mercado de la universalización de la educación preescolar.

- Extender la atención convencional a la población en edad preescolar con mayor vulnerabilidad socio – económico de los sectores: rural, indígena, de frontera y popular del área urbana.

Educación Básica

Para el año 2003, a fin de fortalecer el área de la educación básica se plantea incrementar la cobertura de la matrícula y atender de manera adecuada la demanda de cupos, así como también brindar una educación gratuita de calidad integral y con equidad; así mismo, fortalecer el sentido de los deberes, derechos y valores consustanciados con la identidad nacional, con especial énfasis en la valorización ética del trabajo.

Para lograr estas metas se tiene previsto continuar o emprender el desarrollo entre otras de las siguientes acciones:

- Continuar con la construcción de huertos escolares para proporcionar al estudiante experiencia de desarrollo sostenible y sustentable.

- Continuar la ampliación de la cobertura de la matrícula, en el nivel de Educación Básica, mediante la implementación de mecanismos y recursos que permitan el acceso y prosecución de estudios en este nivel educativo.

- Implementar el seguimiento y control del Currículo de la III Etapa de Educación Básica y su adecuada articulación a la II Etapa de este Nivel y con el de Educación Media Diversificada y Profesional.

- Ampliar la cobertura del Programa Alimentario Escolar a 714.816 alumnos en 3.000 Escuelas Bolivarianas.

- Proseguir con la transformación progresiva de los planteles oficiales de Educación Preescolar y Básica en Escuelas Bolivarianas.

- Fortalecer las Escuelas Básicas Rurales.

- Fortalecer los programas de rehabilitación de la planta física y dotación de los planteles, con énfasis en los ubicados en las zonas rurales y fronterizas.

- Fortalecer la atención educativa integral de la población indígena para su incorporación efectiva a la comunidad.

- Desarrollar acciones orientadas hacia la creación de 2.225 Bibliotecas de Aula en planteles de la I y II Etapa de Educación Básica.

Proyecto Escuelas Bolivarianas

El Proyecto de Escuelas Bolivarianas, constituye una política de alta prioridad en materia educativa, por parte del Estado Venezolano. Esto presupone la asignación de recursos públicos para éstos proyectos con una visión de largo plazo.

El proyecto se inicia como una propuesta experimental que pretende extenderse progresivamente a todas las escuelas venezolanas. La experimentalidad implica la jornada escolar completa, la flexibilidad del currículo, el desarrollo y puesta en práctica de experiencias educativas exitosas y el fortalecimiento institucional necesario para la extensión de proyectos.

En este sentido, se ha previsto transformar en "Escuelas Bolivarianas" 750 nuevas escuelas durante el año 2003 y continuar atendiendo las 2.250 escuelas incorporadas en el período 2001-2002, lo cual permitirá alcanzar una meta de 3.000 escuelas.

Programa Alimentación Escolar

El Programa Alimentario Escolar consiste en un conjunto de acciones orientadas hacia el mejoramiento del nivel nutricional, el rendimiento académico, la permanencia y la prosecución de estudios en el sistema escolar del niño, mediante el suministro de alimentación diaria y variada, acorde con los requerimientos nutricionales, patrones culturales e insumos disponibles en las regiones que habitan, los alumnos de Educación Preescolar, Básica, Escuelas Técnicas y de la modalidad de Educación Especial, inscritos en planteles oficiales y en los privados que atiendan también a los niños que se encuentran en situación de exclusión de este programa especial.

El Programa se desarrolla en dos áreas fundamentales: las Escuelas Bolivarianas y el PAE. El primero está dirigido a los alumnos de las Escuelas Bolivarianas y el segundo, hace referencia al programa alimentario que se aplica en las Escuelas Granjas, Escuelas Técnicas y Liceos, Preescolares y Escuelas Especiales.

Para el año 2003, el Programa se propone continuar ofreciendo una atención alimentaria de calidad y oportuna a 714.816 alumnos de las Escuelas Bolivarianas y a 124.232 alumnos beneficiarios del PAE.

Proyecto Huertos Escolares

Los huertos escolares son espacios destinados al cultivo de legumbres, verduras y árboles que dan frutas u otros tipos de productos propios de la región, dependiendo del terreno que disponga la escuela, se llamará huerta o huerto. Es una de las más ricas opciones para trabajar con la integración de las áreas curriculares del plan de estudios, con la finalidad de preservar la cultura alimentaria local.

Educación Media Diversificada y Profesional

Para el año 2003, se ha considerado el desarrollo de las siguientes acciones:

- Instrumentar la reforma curricular en el nivel de Educación Media Diversificada y Profesional, en términos del aumento de la cobertura matricular y consolidación de las acciones para el mejoramiento de la calidad educativa.

- Ampliar la oferta educativa en el nivel de Educación Media Diversificada y Profesional.

- Fortalecer el Programa Nacional de Pasantías, a fin de propiciar la vinculación del estudiante con las organizaciones laborales, lo cual favorece su formación como técnico medio calificado.

- Redimensionar las Escuelas Técnicas Industriales, Comercio y Agropecuarias, a objeto de incrementar la matrícula y capacitar para el desempeño laboral.

- Desarrollar mecanismos de formación permanente, dirigidos al personal que labora en los planteles del nivel de Educación Media Diversificada y Profesional.

En el nivel de Educación Media, Diversificada y Profesional se han venido desarrollando acciones fundamentales para su mejoramiento, entre las cuales destaca el Programa Nacional de Pasantías.

Educación Especial

Para el año 2003, se ha previsto el desarrollo de las siguientes acciones:

- Proseguir con la atención integral a la población con necesidades educativas especiales en los planteles y servicios de la modalidad de Educación Especial.

- Realizar el seguimiento a la administración de la política de atención educativa integral de la población con necesidades educativas especiales, en veinticuatro (24) entidades federales.

- Desarrollar un programa de formación permanente, dirigido a los docentes especialistas y personal directivo, adscritos a la modalidad de Educación Especial.

- Orientar a los padres y representantes de niños, niñas, adolescentes y adultos con necesidades educativas especiales, profesionales y público en general, para la atención educativa integral en los planteles y servicios oficiales y privados del país.

Educación de Adultos

Para el año 2003, se ha previsto el desarrollo de las siguientes acciones:

- Continuar con el proceso de reorientación de la Educación Básica de jóvenes y adultos no escolarizados o adultos sin areglo, con periodo que es conforme en un adulto

- Continuar con la ejecución de la Campaña Bolivariana de Alfabetización, orientada a la atención de 70.000 jóvenes y adultos a nivel nacional.

- Desarrollar un programa de capacitación y actualización de los docentes en servicio de las diferentes instituciones de la modalidad de Educación de Adultos.

Como complemento de las acciones señaladas anteriormente en los niveles y modalidades educativas, se estima pertinente enfatizar en el conocimiento de algunos de los programas y proyectos que sustenta la política educativa del Viceministerio de Asuntos Educativos.

Campaña Bolivariana de Alfabetización

La Campaña Bolivariana de Alfabetización, tiene como objetivo atender a la población analfabeta del país, mediante el desarrollo de acciones dirigidas a la capacitación con facilitadores, producción de material de ·enseñanza y su distribución y aplicación en todo el país. Para el año 2003, se aspira fortalecer y dar continuidad a la planificación y ejecución de los lineamientos generales de la campaña que permita alcanzar la meta como la reducción de la tasa de analfabetismo.

Proyecto de Modernización y Reactivación de las Escuelas Técnicas

La Reactivación de las Escuelas Técnicas Industriales, Agropecuarias y Comerciales, es una de las acciones que fundamenta la política educativa para el Nivel de Educación Media Diversificada y Profesional. El proyecto está dirigido al fortalecimiento de las escuelas técnicas del país en las áreas de: dotación e incorporación ·de nuevas tecnologías y equipos, reparación y construcción de talleres y laboratorios en escuelas técnicas, capacitación docente, rehabilitación de la infraestructura física y la diversificación de las áreas de formación, de acuerdo con las particularidades de la región de la cual forman parte.

Sistema Nacional de Medición y Evaluación del Aprendizaje

El Sistema Nacional de Medición y Evaluación del Aprendizaje (SINEA), es uno de los elementos fundamentales del Programa de Evaluación de la Calidad de la Educación. Es un sistema creado con el propósito de proporcionar información periódica, válida y confiable sobre los niveles de competencia evidenciados por los alumnos de Educación Básica en el dominio de la lengua y la matemática, al término de cada una de sus etapas, así como, información sobre los factores asociados al aprendizaje, en relación con este dominio y otros indicadores sobre la calidad de la educación.

Para darle continuidad al desarrollo del Sistema, se ha previsto entre otras las siguientes acciones para el año 2003:

- Elaborar versiones de instrumentos válidos para evaluar las competencias derivadas de los objetivos programáticos de las asignaturas de lengua y matemática, en los grados 3°, 6° y 9° del Nivel de Educación Básica.

- Aplicar a nivel nacional los instrumentos elaborados para evaluar las competencias de los alumnos de 3°, 6° y 9° grados de Educación Básica, en las asignaturas de lengua y matemática.

- Desarrollar un programa de promoción del Sistema Nacional de Medición y Evaluación del Aprendizaje, ante distintas audiencias.

Sistema Nacional de Formación Permanente

Este programa responde a la necesidad de elevar la calidad de la educación venezolana, para lo cual resulta fundamental el mejoramiento del desempeño docente como estrategia pedagógica y organizacional, que permita fortalecer el funcionamiento de las instituciones escolares. Así mismo, está previsto diseñar un modelo que permita a cada entidad federal instrumentar programas de formación permanente de acuerdo con sus peculiaridades y necesidades específicas.

Para el logro de los objetivos se han establecido para el año 2003 las siguientes líneas de acción:

- Programa de actualización de directores y supervisores, con el propósito de promover acciones que contribuyan con el mejoramiento de la calidad de su formación académica y pedagógica.

- Programa de evaluación institucional, a fin de proporcionar herramientas para el mejoramiento de la calidad organizacional y curricular de las instituciones escolares.

- Programa de actualización docente en áreas instrumentales básicas, con el objeto de actualizar a los docentes en el manejo de la lectura, escritura, cálculo, informática, trabajo en equipo, formulación y

Proyecto Promoción y Protección Integral Intersectorial

El Proyecto de Promoción y Protección Integral Intersectorial, constituye una acción fundamental para la transformación del Sistema Educativo Venezolano, mediante el fortalecimiento de la capacidad de gerencia de los equipos locales de las comunidades educativas en cuanto a capacitación, educación, organización y participación.

Proyecto Comunidades Educativas

El Proyecto Comunidades Educativas forma parte de la política del Viceministerio de Asuntos Educativos, orientado al fortalecimiento de la organización, de la capacidad de gerenciar y de la movilización de los equipos de comunidades de cada entidad federal, mediante la asignación directa a las direcciones de comunidades educativas zonales, de medios de transporte y equipos e instrumentos que aseguren su capacidad para el trabajo productivo.

Sistema Nacional de Supervisión

Durante el año 2003, se continuará con las acciones orientadas hacia el fortalecimiento del Sistema Nacional de Supervisión, el cual es uno de los componentes esenciales del Sistema Escolar y una de las funciones básicas sobre la gestión institucional del Viceministerio de Asuntos Educativos.

Atención a Niños, Niñas y Adolescentes no Escolarizados en Espacios Alternativos

Este programa está dirigido al desarrollo de estrategias para la atención educativa de los niños y niñas que no han ingresado al sistema educativo o no pueden proseguir en el mismo.

Para el año 2003, esta previsto la atención de 50.000 alumnos en los espacios alternativos.

Programa Orientación de la Enseñanza y Uso de la Lengua Materna

El Programa Orientación de la Enseñanza y Uso de la Lengua Materna, es concebido con el propósito de atender al profesional de la docencia en servicio, en lo relacionado con su formación como lector y productor de textos, en su acción pedagógica y en su actividad directa con los niños y miembros de la comunidad. Para cumplir con este propósito el programa ha sido estructurado en cuatro subcomponentes: a) Club de Lectura, para que los docentes de cada entidad federal consideren de manera particular el acceso a materiales de lectura, círculos de estudios, jornadas periódicas de intercambio y actualización, entre otros; b) Investigación, para la ejecución de investigaciones en el campo de la lectura y la escritura y el apoyo a proyectos vinculados con estas áreas; c) Publicaciones, para actualizar las ediciones de las publicaciones periódicas del Ministerio de Educación, Cultura y Deportes, considerando las necesidades de los usuarios; y d) Medios de Comunicación Social, para diseñar y ejecutar una campaña de difusión permanente que apoye las acciones del Programa.

Para el año 2003, se le dará continuidad al subcomponente Publicaciones, mediante la edición de la Revista Tricolor.

Plan de Escuelas Asociadas a la UNESCO

El Plan de Escuelas Asociadas a la UNESCO (PEAU), es una red de escuelas cuyo objetivo fundamental es fortalecer el compromiso de los jóvenes, niños y niñas en promover la comprensión y la paz internacional, así como temas de interés mundial, como prevención integral, conservación y preservación del medio ambiente, participación democrática y difusión de los derechos humanos, entre otros, son impulsados desde la escuela con la participación activa de los educandos y dirigidos a la comunidad.

Se ha planteado para el año 2003, el desarrollo entre otras de la siguiente acción:

• Extender el Plan de Escuelas Asociadas a la UNESCO, a la Escuelas Amigas del Estado Vargas, con proyectos pilotos, a fin de fortalecer una cultura de paz y tolerancia.

Dotación de Servicios Bibliotecarios Escolares y de Aula

Este Programa tiene por objetivo desarrollar programas de dotación de material bibliográfico, no bibliográfico y equipos para la creación de Centros de Recursos y Bibliotecas, en los planteles oficiales que cumplan con los requisitos del Ministerio de Educación, Cultura y Deportes, garantizando a la población el acceso a materiales de óptima calidad que contribuyan a reforzar el proceso de enseñanza y aprendizaje. En este sentido, el programa se propone para el año 2003:

- Adquirir ejemplares de material bibliográfico para la dotación de los Centros de Recursos para el Docente, Bibliotecas Escolares y Bibliotecas de Aula de los Planteles seleccionados, a nivel nacional.

- Realizar programas de actualización y capacitación de docentes y personal bibliotecario.

La Escuela Básica Rural, Indígena y Frontera

El Proyecto como innovación, se ha entendido como una forma de cambio organizacional a la totalidad de la escuela, que propone las transformaciones en el modo de producción y funcionamiento de la organización escolar, para mejorar la calidad del servicio, lo cual ha redundado en la ampliación de la cobertura, el fomento de la permanencia del alumno en el sistema, alcanzado a través de la prosecución en la I, II y III Etapa de Educación Básica; utilizando estrategias que han mejorado el servicio educativo que se está ofreciendo a la comunidad en la cual su vinculación y participación ha sido esencial.

Este Proyecto denominado "Renovemos la Escuela Básica Rural, Indígena y de Frontera", es una modalidad expresada en una metodología, que ha logrado intervenir la cotidianidad del aula de clase, transformando el quehacer educativo del maestro, en el cual, ha sido significativa la integración con la comunidad.

Educación Indígena

La Educación Indígena o educación propia, constituye el proceso social mediante el cual los miembros de un pueblo indígena internalizan, construyen, transmiten y recrean conocimientos, valores y demás elementos constitutivos de su cultura, desarrollan habilidades y destrezas que les permitan desempeñarse adecuadamente en su hábitat y proyectarse con identidad hacia otros pueblos o grupos humanos.

Educación Intercultural Bilingue

La Educación Intercultural Bilingüe, es aquella que basada en los principios y fundamentos de la educación propia de cada pueblo indígena, en su idioma, cosmovisión, valores, mitología, espiritualidad y organización social, es complementada sistemáticamente con los aportes del acervo cultural, científico, tecnológico y humanístico de la nación venezolana, y del patrimonio cultural de la humanidad.

Proyectos Educativos por Pueblos Indígenas

Para el año 2003, está planteado la realización de los proyectos pedagógicos por pueblos indígenas, que implica la sistematización de la pedagogía indígena, la elaboración de guías pedagógicas para la educación indígena e intercultural bilingüe de apoyo a la función pedagógica de los docentes, la selección de contenidos culturales y la producción de materiales educativos impresos, y en otros formatos escritos en idiomas indígenas y bilingües. En síntesis cada pueblo indígena elaborará su proyecto educativo que incluye un currículo diferenciado y por consiguiente tendrá un aporte en la construcción del proyecto pedagógico nacional.

Fortalecer la Acción Educativa Incrementando la Cobertura y la Calidad de los Procesos y Resultados

Para el logro de este objetivo se ha previsto orientar la política educativa nacional hacia el desarrollo de diferentes acciones dirigidas hacia la extensión de la cobertura y la calidad de la matrícula en los diversos niveles y modalidades educativas. Así mismo, es importante destacar que se debe vincular la calidad de la educación en términos de los procesos y resultados, con las necesidades, expectativas y aspiraciones educativas de los individuos y de la sociedad en general.

Para el año 2003 esta previsto la realización de las siguientes acciones:

- Redimensionamiento y adecuación del currículo del nivel de Educación Preescolar.

- Articulación de programas y proyectos no convencionales de atención al niño en edad de preescolar.

- Evaluación de la reforma curricular de la I y II Etapa de Educación Básica.

- Diseño e implementación del Currículo de la III Etapa de Educación Básica y su adecuada articulación con la II Etapa del Nivel de Educación Básica y el nivel de Educación Media Diversificada y Profesional.

- Fortalecimiento de las Escuelas Básicas Rurales.

- Creación de los Centros Educativos de Desarrollo Comunitario, a los efectos de vincular la formación académica en la modalidad de Educación de Adultos, con capacidad laboral, a través de procesos de autogestión, microempresa y cooperativas y formación ciudadana.

- Desarrollo del Proyecto Pedagógico Nacional, para profundizar la transformación currícular en todo el sistema educativo venezolano.

- Implementación de un sistema de supervisión y evaluación de la Política Educativa en cuanto a la formación permanente del docente, protección y desarrollo estudiantil, comunidades educativas, recursos para el sistema educativo venezolano.

- Extensión de la atención convencional a la población en edad preescolar, rural, indígena, fronteriza y popular del área urbana.

- Continuación de la ampliación de la cobertura de la matrícula y consolidación de las Escuelas Bolivarianas, para la atención integral de la población escolar.

- Continuar con el fortalecimiento y consolidación de la Educación Técnica Profesional.

- Desarrollo de los componentes de formación inicial, profesionalización, perfeccionamiento y capacitación docente contenidos en la política de Formación Permanente.

Satisfacer las Necesidades Alimentarias, Socioeconòmicas y de Salud de la Población Escolar

Para el logro de este objetivo esta previsto para el año 2003, las siguientes acciones:

- Fortalecimiento de la política de Protección y Desarrollo Estudiantil, mediante la ejecución, seguimiento y evaluación de planes, programas, proyectos y servicios de promoción, prevención y asistencia técnica dirigidos a la población escolar de preescolar hasta media diversificada y profesional.

- Continuación de los Programas de Protección de la Salud, mediante la atención de alumnos a través de los Servicios Médicos – Odontológicos de Bienestar Estudiantil, a nivel nacional.

- Continuación del Programa de Alimentación Escolar mediante la atención de alumnos de los niveles y modalidades educativas, Fronteras y de la Escuelas Bolivarianas.

- Continuación del Programa de Becas Estudiantiles, mediante la renovación y otorgamiento de becas para atender económicamente a estudiantes de Educación Preescolar, Básica y Media Diversificada y Profesional y de la modalidad de Educación Especial.

Articular el Sistema Educativo y el Sistema Formal de Producción

Este objetivo ·está orientado a promover mediante las Direcciones del ·Viceministerio y sus organismos adscritos, la formación y capacitación del potencial humano, para lo cual resulta imprescindible emprender significativas transformaciones de los contenidos y de los procesos de enseñanza – aprendizaje, a fin de que con los conocimientos adquiridos en el proceso de formación permita la inserción en el sistema formal de producción.

Desarrollar la Planta Física y la Dotación

La disponibilidad de una infraestructura y dotación en condiciones adecuadas para el funcionamiento resulta fundamental para el éxito de las acciones que se han venido desarrollando en cuanto a la ampliación de la cobertura de la matrícula en todos los niveles y modalidades del sistema escolar, con especial referencia a la educación Preescolar, consolidación de las Escuelas Bolivarianas y la reactivación y modernización de la Educación Media Diversificada y Profesional, con énfasis en las Escuelas Técnicas Industriales y Agropecuarias.

Para asegurar la continuidad de tales acciones en lo referente al desarrollo de la planta física educativa y dotación, la Fundación de Edificaciones y Dotaciones Educativas (FEDE), ha previsto para el año 2003, entre otras lo siguiente:

- Atender los planteles que necesiten rehabilitación o reparación de su infraestructura.

- Dotar planteles de mobiliario y equipo escolar.

- Atender planteles por Mantenimiento Preventivo y Seguridad Escolar.

- Diseñar y construir planteles para coadyuvar con el objetivo institucional de ampliación de cobertura educativa.

- Adquirir y arrendar inmuebles para fines educativos.

- Cancelar condominios, indemnizaciones y servicios básicos de inmuebles donde funcionan planteles y unidades administrativas.

B. Programa Cultural

La política cultural estará orientada fundamentalmente al desarrollo de nuevas y mejores formas de articulación entre el sector público, privado y la sociedad civil, para garantizar la optimización de los procesos en función de una gestión cultural democrática, participativa y pluralista, inmersa en la concepción de un Estado moderno.

En materia de política cultural, el Viceministerio instrumentará las siguientes acciones para el año 2003.

- Desarrollar la acción cultural en el sistema educativo formal y no formal.

- Estimular la formación de recursos humanos en las diferentes disciplinas artísticas.

- Democratizar el tejido cultural del País.

- Promocionar y estimular la creatividad y las artes en todo el territorio nacional.

- Rescatar los valores de la identidad nacional y cultural del pueblo venezolano.

- Fortalecer la gestión cultural en el sistema educativo a través de la difusión y el aprendizaje de las diferentes disciplinas artísticas y culturales.

- Planificar, construir, dotar y articular la infraestructura física espacial demandada por el Sector, conjuntamente con entes nacionales, regionales y municipales.

- Fomentar y apoyar el desarrollo de la industria artesanal del país y su inserción en el sector turístico.

- Continuar en la conservación del patrimonio cultural venezolano, con lo cual se espera mantener presente nuestro legado histórico.

- Realizar talleres de capacitación en artes y creatividad en el área cultural.

- Evaluar la gestión de los entes culturales descentralizados.

- Mejorar el sistema de evaluación de subsidios que se otorgan a diferentes grupos culturales, con la finalidad de orientar los recursos para lograr mayor transparencia e impacto en la formación cultural de la nación.

- Consolidar las agrupaciones e instituciones que impulsan el desarrollo sociocultural y artístico de la vida venezolana.

C. Programa del Deporte

Los objetivos que se cumplirán en el año 2003 son los siguientes:

- Continuar promoviendo los convenios interinstitucionales tanto nacionales como internacionales para la cooperación deportiva.

- Continuar apoyando la realización de trabajos de investigación en las áreas del deporte, recreación y educación física.

- Continuar incorporando a la población en general a la práctica de actividades físico – recreativas, a través de la reorganización y promoción de eventos masivos que coadyuven a elevar la cultura deportiva y la difusión de las bondades de las actividades físicas y deportivas.

- Realizar transferencias de recursos económicos a institutos autónomos, fundaciones y asociaciones públicas deportivas, de acuerdo a los programas a ejecutar y al análisis de proyectos viables que estén en concordancia con la directriz estratégicas del Viceministerio del Deporte.

- Desarrollar actividades deportivas escolares y extraescolares en coordinación con el Instituto Nacional del Deporte (IND), a través de la promoción y organización de competencias y campamentos deportivos escolares en el ámbito regional, estatal y municipal.

- Mantener el apoyo técnico y financiero a la organización y realización de los Juegos Deportivos Nacionales.

- Continuar con el Programa de financiamiento a las Federaciones Deportivas Nacionales, a fin de garantizar la preparación y participación de las selecciones nacionales en los Juegos Deportivos Panamericanos, enmarcados en el Ciclo Olímpico.

- Continuar brindándole asistencia social a los atletas de alto rendimiento considerando la necesidad de garantizarles el estudio en todos los niveles.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Servir de apoyo a los programas que conforman la estructura administrativa de la institución	Trámite Administrativo	1	904.449.976.658
Gerenciar la política educacional, enmarcada en el plan estratégico	Trámite Administrativo	1	856.050.087.545
Ejecutar, a través de las zonas educativas, el desarrollo de las acciones de coordinación, asesoría e instrumentación de la gestión educativa cultural y deportiva	Alumno Atendido	4.546.444	2.479.162.983.441
Formular, coordinar y articular el desarrollo de la política cultural nacional enmarcada en el plan estratégico	Trámite Administrativo	1	204.814.254.086
Formular, coordinar y articular las acciones referidas a la política deportiva nacional, estadal y municipal	Trámite Administrativo	1	131.585.337.450
Coordinar organismos de los entes descentralizados sin fines empresariales, adscritos al Ministerio de Educación, Cultura y Deportes	Trámite Administrativo	1	238.299.860.820
TOTAL			4.814.362.500.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	904.449.976.658
02	Servicios de Apoyo a los Programas Educativos	856.050.087.545
04	Servicio Regional de Educación	2.479.162.983.441
06	Programa Cultural	204.814.254.086
07	Programa del Deporte	131.585.337.450
98	Asignaciones a Organismos del Sector Público	238.299.860.820
	TOTAL	4.814.362.500.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.158.456.895.655
	- Recursos Ordinarios	1.882.138.806.723
	- Gestión Fiscal	458.666.862.234
	- Otras Fuentes de Financiamiento	817.651.226.698
4.02	Materiales y Suministros	208.291.200.410
	- Recursos Ordinarios	78.549.327.108
	- Otras Fuentes de Financiamiento	129.741.873.302
4.03	Servicios no Personales	31.443.856.752
	- Recursos Ordinarios	31.443.856.752
4.04	Activos Reales	35.740.229.012
	- Recursos Ordinarios	23.740.229.012
	- Programas y Proyectos	12.000.000.000
4.07	Transferencias	1.380.430.318.171
	- Recursos Ordinarios	889.811.980.405
	- Gestión Fiscal	227.318.337.766
	- Programas y Proyectos	10.300.000.000
	- Otras Fuentes de Financiamiento	253.000.000.000
	TOTAL	**4.814.362.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	251.528	1.097.935.706.276
- Directivo	465	3.666.000.048
- Profesional y Técnico	5.704	40.632.197.848
- Personal Administrativo	43.845	130.029.765.100
- Personal Docente	142.948	789.700.526.472
- Obreros	58.566	133.907.216.808
Personal Fijo a Tiempo Parcial	94.826	378.284.013.456
- Personal Docente	94.826	378.284.013.456
Personal Contratado	89	559.432.332
- Empleados	37	471.232.332
- Obreros	52	88.200.000
TOTAL	**346.443**	**1.476.779.152.064**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	91.849	191.928.995.844
II	190.081 - 208.400	1.586	3.831.496.440
III	208.401 - 258.400	42.618	125.315.674.992
IV	258.401 - 308.400	19.420	64.927.036.092
V	308.401 - 358.400	11.091	41.991.548.496
VI	358.401 - 408.400	22.062	104.221.957.480
VII	408.401 - 458.400	47.116	246.637.390.356
VIII	458.401 - 508.400	57.029	326.773.564.344
IX	508.401 - 558.400	23.971	154.189.599.388
X	558.401 - 608.400	20.739	141.884.260.596
XI	608.401 - 658.400	2.624	19.714.208.172
XII	658.401 - 708.400	3.501	29.557.933.020
XIII	708.401 - 758.400	2.382	21.435.986.568
XIV	758.401 - 808.400	318	2.972.166.588
XV	808.401 - 858.400	82	818.559.996
XVI	858.401 - 908.400	45	467.556.300
XVII	908.401 Y MÁS	10	111.217.392
	TOTAL	**346.443**	**1.476.779.152.064**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
A0002	Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.	20.000.000.000
A0012	Consejo Nacional de la Cultura (CONAC).	175.256.860.669
A0046	Instituto Nacional de Cooperación Educativa (I.N.C.E.).	41.858.400.000
A0049	Instituto Nacional de Deportes (I.N.D.).	129.995.085.069
A0056	Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).	44.643.300.000
A0135	Academia Nacional de Ciencias Económicas.	107.824.175
A0136	Academia Nacional de Ciencias Físicas y Matemáticas.	144.901.300
A0137	Academia Nacional de Ciencias Políticas y Sociales.	152.600.000
A0138	Academia Nacional de la Historia.	400.100.000
A0139	Academia Venezolana de la Lengua.	77.595.000
A0140	Academia Nacional de la Medicina.	160.441.000
A0301	Fundación Biblioteca Ayacucho.	1.150.000.000
A0323	Fundación de Edificaciones y Dotaciones Educativas (F.E.D.E.).	149.833.000.000
A0342	Fundación La Casa de Bello.	420.000.000
A0375	Fundación Casa del Artista.	300.000.000
A0387	Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC).	1.965.160.820
A0409	Fundación Medios Audiovisuales al Servicio de la Educación "EDUMEDIA"	400.000.000
A0410	Fundación Bolivariana de Informática y Telemática FUNDABIT	2.429.300.000
A0821	Centro Nacional Autónomo de Cinematografía (C.N.A.C.).	3.000.000.000
A0829	Centro Nacional del Libro (C.N.L.).	1.300.000.000
A0911	Academia de la Ingeniería y el Hábitat	98.008.000
A0938	Instituto Nacional de la Juventud	1.000.000.000
A9000	Coejecución de Convenio con Organismos del Sector Público.	44.927.420.310
E5200	Gobernación del Edo. Anzoátegui (Festival Internacional de Teatro de Oriente)	661.000.000
	TOTAL	**620.280.996.343**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	242.333.876.498
4.07	01	00	00	Transferencias corrientes internas	242.333.876.498
4.07	01	01	00	Transferencias corrientes al sector privado	242.333.876.498
4.07	01	01	10	Subsidios educacionales al sector privado	239.037.876.498
				- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000
				- S1040 Convenio ME - AVEC.	230.000.000.000
				- S1041 Planteles no Afiliados al Convenio.	1.550.210.000
				- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia.	7.000.000.000
				- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	174.790.000
				- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (FUNDALATIN)	62.876.498
				- S1548 Unidad Educativa Francisco Suárez-El Tocuyo Estado Lara	50.000.000
4.07	01	01	12	Subsidios culturales al sector privado	2.776.000.000
				- S0148 Banco del Libro.	370.000.000
				- S0587 Fundación Desarrollo de las Ciencias, Físicas, Matemáticas y Naturales.	36.000.000
				- S0635 Fundación Museo de los Niños	250.000.000
				- S0942 Sociedad Orquesta Sinfónica de Venezuela.	2.000.000.000
				- S1523 Fundación Palacio de las Academias	30.000.000
				- S1549 Fundación Bartolomé Ferrer-Nueva Esparta	20.000.000
				- S1550 Fundación 8 de Agosto de 1817-Nueva Esparta	50.000.000
				- S1551 Fundación Barroso	20.000.000
4.07	01	01	13	Subsidios a instituciones benéficas privadas	520.000.000
				- S0133 Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE).	500.000.000
				- S0236 Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	20.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.197.126.143
4.07	03	00	00	Transferencias al exterior	1.197.126.143
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	1.197.126.143
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	1.197.126.143
				- I0018 Centro Latinoamericano de la Física (CLAF).	16.353.278
				- I0038 Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM).	1.168.281
				- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (F.E.M.C.I.D.I)	16.020.000
				- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856
				- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	627.944.270
				- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	16.020.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000
				- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	298.018.458
				- 10205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamérica (ABINIA)	40.050.000
				- 10210 Instituto Internacional para la Educación Superior en América Latina y el Caribe UNESCO/IESAL	160.200.000
				- I0223 Convenio Andrés Bello - Integración Educativa, Científica y Cultural	8.010.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Dirección del Despacho

　　　　Este programa centraliza los gastos operativos de la Dirección Superior del Ministerio y de las transferencias a otorgar las Academias Nacionales y Convenios Internacionales. Igualmente sirve de apoyo al resto de apoyo al resto de los Programas que conforman la estructura administrativa de la institución.

Las instituciones adscritas son las siguientes:

- Academia Nacional de la Historia
- Academia Venezolana de la Lengua
- Academia Nacional de la Medicina
- Academia Nacional de Ciencias Económica
- Academia Nacional de Ciencias Políticas y Sociales
- Academia Ciencias Físicas, Matemáticas y Naturales
- Academia de la Ingeniería y el Hábitat
- Fundación Bolivariana de Informática y Telemática (FUNDABIT)
- Fundación de Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
- Instituto Nacional de la Juventud

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Servir de Apoyo a los Programas que Conforman la Estructura Administrativa de la Institución	Trámite Administrativo	1	904.449.976.658
TOTAL			**904.449.976.658**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	373.478.909.571
	- Recursos Ordinarios	131.245.524.410
	- Gestión Fiscal	11.967.029.659
	- Otras Fuentes de Financiamiento	230.266.355.502
4.02	Materiales y Suministros	2.642.236.389
	- Recursos Ordinarios	2.642.236.389
4.03	Servicios no Personales	14.567.843.134
	- Recursos Ordinarios	14.567.843.134
4.04	Activos Reales	6.375.030.144
	- Recursos Ordinarios	6.375.030.144
4.07	Transferencias	507.385.957.420
	- Recursos Ordinarios	313.994.910.902
	- Gestión Fiscal	100.391.046.518
	- Otras Fuentes de Financiamiento	93.000.000.000
	TOTAL	904.449.976.658

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	8.715	29.398.446.844
- Directivo	127	1.065.379.800
- Profesional y Técnico	856	6.604.502.500
- Personal Administrativo	5.574	16.679.148.972
- Personal Docente	14	120.009.156
- Obreros	2.144	4.929.406.416
Personal Fijo a Tiempo Parcial	7	23.253.804
- Personal Docente	7	23.253.804
Personal Contratado	89	559.432.332
- Empleados	51	471.232.332
- Obreros	38	88.200.000
TOTAL	8.811	29.981.132.980

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1.955	4.459.276.800
II	190.081 - 208.400	121	287.978.544

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
III	208.401 - 258.400	5.347	15.704.364.828
IV	258.401 - 308.400	198	667.222.404
V	308.401 - 358.400	88	349.351.368
VI	358.401 - 408.400	54	251.815.248
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	192	1.202.610.028
X	558.401 - 608.400	278	1.948.546.632
XI	608.401 - 658.400	126	965.418.576
XII	658.401 - 708.400	142	1.195.804.788
XIII	708.401 - 758.400	67	596.251.332
XIV	758.401 - 808.400	145	1.354.457.976
XV	808.401 - 858.400	58	577.502.508
XVI	858.401 - 908.400	33	342.874.620
XVII	908.401 Y MÁS	7	77.657.328.
TOTAL		**8.811**	**29.981.132.980**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	4.970.769.475
4.07	01	00	00	Transferencias corrientes internas	4.970.769.475
4.07	01	02	00	Transferencias corrientes al sector público	4.970.769.475
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	2.829.300.000
				- A0409 Fundación Medios Audiovisuales al Servicio de la Educación "EDUMEDIA" (Recursos Ordinarios)	400.000.000
				- A0410 Fundación Bolivariana de Informática y Telemática FUNDABIT (Recursos Ordinarios)	2.429.300.000
4.07	01	02	99	Transferencias corrientes a otros organismos del sector público	2.141.469.475
				- A0135 Academia Nacional de Ciencias Económicas Recursos Ordinarios	107.824.175
				- A0136 Academia Nacional de Ciencias Físicas y Matemáticas Recursos Ordinarios	144.901.300
				- A0137 Academia Nacional de Ciencias Políticas y Sociales Recursos Ordinarios	152.600.000
				- A0138 Academia Nacional de la Historia Recursos Ordinarios	400.100.000
				- A0139 Academia Venezolana de la Lengua Recursos Ordinarios	77.595.000
				- A0140 Academia Nacional de la Medicina Recursos Ordinarios	160.441.000
				- A0911 Academia de la Ingeniería y el Hábitat Recursos Ordinarios	98.008.000
				- A0938 Instituto Nacional de la Juventud Recursos Ordinarios	1.000.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.567.126.143
4.07	01	00	00	Transferencias corrientes internas	370.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	370.000.000
4.07	01	01	12	Subsidios culturales al sector privado	370.000.000
				- S0635 Fundación Museo de los Niños	250.000.000
				- S1523 Fundación Palacio de las Academias	30.000.000
				- S1549 Fundación Bartolomé Ferrer-Nueva Esparta	20.000.000
				- S1550 Fundación 8 de Agosto de 1817-Nueva Esparta	50.000.000
				- S1551 Asociación Barroso	20.000.000
4.07	03	00	00	Transferencias al exterior	1.197.126.143
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	1.197.126.143
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	1.197.126.143
				- I0018 Centro Latinoamericano de la Física (CLAF).	16.353.278
				- I0038 Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM).	1.168.281
				- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (F.E.M.C.I.D.I)	16.020.000
				- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856
				- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	627.944.270
				- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	16.020.000
				- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000
				- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	298.018.458
				- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamérica (ABINIA)	40.050.000
				- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe UNESCO/IESAL	160.200.000
				- I0223 Convenio Andrés Bello - Integración Educativa Científica y Cultural	8.010.000

PROGRAMA: 02 Servicios de Apoyo a los Programas Educativos

UNIDAD EJECUTORA: Vice-Ministerio de Asuntos Educativos

El Programa es responsable de la formulación, coordinación, instrumentación y supervisión del desarrollo de la política educativa, articulada con los sectores culturales y deportivos en concordancia con el Plan Estratégico del sector educativo y el Plan Nacional de Desarrollo Económico y Social 2001-2007, a los fines de asegurar a la población escolar del país el derecho a una educación integral, gratuita y de calidad que logre impulsar el desarrollo humano, proporcionándole las herramientas necesarias para su participación activa en los procesos de transformación social. En este sentido, la educación es concebida como el punto de partida imprescindible para el desarrollo integral del país, así como la vía más expedita para la superación de los desequilibrios sociales en condiciones de paz, libertad y justa valoración del ambiente y la cultura.

Para el año 2003, las acciones que se pretenden desarrollar están orientadas a dar cumplimiento a la Directriz Estratégica definida para el sector como es "Garantizar el acceso y permanencia a una educación integral, gratuita y de calidad para todos", la cual se concreta en los siguientes objetivos:

Fortalecer la Acción Educativa Incrementando la Cobertura y la Calidad de los Procesos y Resultados.

Para el logro de este objetivo se ha previsto orientar la política educativa nacional hacia el desarrollo de diferentes acciones dirigidas hacia la extensión de la cobertura y la calidad de la matrícula en los diversos niveles y modalidades educativas. Ello resulta insuficiente si no se enfatiza en aspectos vinculados con la calidad de la educación en términos de los procesos y resultados en consonancia con las necesidades, expectativas y aspiraciones educativas de los individuos y de la sociedad en general.

Sobre la base de estas consideraciones, se ha previsto para el año 2003 la realización de las siguientes acciones:

- Redimensionamiento y adecuación del vitae del nivel de Educación Preescolar.
- Articulación de programas y proyectos no convencionales de atención al niño en edad de preescolar.
- Evaluación de la reforma curricular de la I y II Etapa de Educación Básica.
- Diseño e implementación del Currículo de la III Etapa de Educación Básica y su adecuada articulación con la II Etapa del Nivel de Educación Básica y el Nivel de Educación Media Diversificada y Profesional.
- Estímulo y desarrollo de estrategias educativas en espacios alternativos para la atención de la población no escolarizada.
- Continuación de las acciones de formación docente contenidas en el Programa para la Orientación de la Enseñanza y Uso de la Lengua Materna.
- Ampliación de la oferta educativa en el nivel de Educación Básica III Etapa y Media Diversificada y Profesional.
- Continuación de la edición y publicación de la Revista Tricolor Juvenil y Revista de Educación.
- Fortalecimiento de las Escuelas Básica Rurales.
- Creación de los Centros Educativos de Desarrollo Comunitario, a los efectos de vincular la formación académica en la modalidad de Educación de Adultos, con capacidad laboral, a través de procesos de autogestión, microempresas y cooperativas y formación ciudadana.
- Conformación y Fortalecimiento Técnico y Físico de las instancias Estadales y locales del Sistema Nacional de Supervisión Educativa y Formación Permanente.
- Desarrollo del Proyecto Pedagógico Nacional, para profundizar la transformación curricular en todo el sistema educativo venezolano.
- Continuación de las acciones del Sistema Nacional de Medición y Evaluación del Aprendizaje (SINEA)
- Extensión de la atención convencional a la población en edad preescolar, rural, indígena, fronteriza y popular del área urbana.
- Continuación de la ampliación de la cobertura y consolidación de las Escuelas Bolivarianas, para la atención integral de la población escolar.
- Continuación con el fortalecimiento y consolidación de la Educación Técnica Profesional.

- Desarrollo de los componentes de formación inicial, profesionalización, perfeccionamiento y capacitación docente contenidos en la política de Formación Permanente.

Satisfacer las Necesidades Alimentarias, Socioeconómicas y de Salud de la Población Escolar.

El logro de este objetivo se sustenta en la continuación de la ejecución de los Programas de Protección y Desarrollo Estudiantil, lo cual supone la atención de las necesidades básicas, que colaboran con el Estado en el desarrollo de la labor educativa; Dentro de sus acciones se contemplan:

- Fortalecimiento de la Política de Protección y Desarrollo Estudiantil, mediante la ejecución, seguimiento y evaluación de planes, programas, proyectos y servicios de promoción, prevención y asistencia técnica dirigidos a la población escolar de preescolar hasta media diversificada y profesional.
- Continuación de los Programas de Protección de la Salud, mediante la atención de alumnos a través de los Servicios Médico – Odontológico de Bienestar Estudiantil, a nivel nacional.
- Continuación de los programas de prevención integral en materia de drogas y sexualidad.
- Continuación del Programa de Alimentación Escolar mediante la atención de alumnos de los niveles y modalidades educativas, fronteras y de las Escuelas Bolivarianas.
- Estímulo al desarrollo de iniciativas regionales tendentes a la creación de Núcleos Integrales de Bienestar Estudiantil y Servicios en Planteles.
- Continuación del Programa de Becas Estudiantiles, mediante la renovación y otorgamiento de becas para atender económicamente a estudiantes de Educación Preescolar, Básica y Media Diversificada y Profesional y de la modalidad de Educación Especial.
- Continuación del Programa de Asistencia Económica mediante el otorgamiento y renovación de subvenciones educacionales, a los planteles e instituciones privadas que ofrecen oportunidades educativas a bajo costo y presentan déficit económico en el funcionamiento.
- Continuación del otorgamiento de subvenciones a las iniciativas privadas tendentes a la creación de servicios educativos en zonas populares marginales, rurales y fronterizas, donde la oferta educativa oficial no esté presente o sea insuficiente para la atención de la población escolar.

Articular el Sistema Educativo y Formal de Producción.

Este objetivo está orientado a promover mediante las Direcciones del Viceministerio y sus organismos adscritos, la formación y capacitación del potencial humano, para lo cual resulta imprescindible emprender significativas transformaciones de los contenidos y de los procesos de enseñanza – aprendizaje, a fin de que los conocimientos adquiridos en el proceso de formación permita la inserción en el sistema formal de producción, contribuyendo de esta manera a mejorar la eficiencia productiva, mediante la aplicación de nuevas técnicas y métodos que les proporcionen una mayor comprensión de la actividad productiva, una buena comunicación, aptitudes para la toma de decisiones y la iniciativa y un espíritu y un sentido de organización, para ello considerando los retos y desafíos que se generan en las unidades productivas como consecuencia de las innovaciones tecnológicas y las fluctuaciones condiciones de los mercados.

Campaña Bolivariana de Alfabetización

La Campaña Bolivariana de Alfabetización tiene como objetivo alfabetizar a la población analfabeta del país, mediante el desarrollo de acciones dirigidas a la capacitación de los facilitadores, producción de material de enseñanza y su distribución y aplicación en todo el país. Para el año 2003, se aspira fortalecer y dar continuidad a la planificación y ejecución de los lineamientos generales de la campaña que permitan alcanzar la meta de reducción de la tasa de analfabetismo.

Proyecto de Modernización y Reactivación de las Escuelas Técnicas

La Reactivación de las Escuelas Técnicas Industriales, Agropecuarias y Comerciales, es una de las acciones que fundamenta la política educativa para el Nivel de Educación Media Diversificada y Profesional. El proyecto significa la incorporación de las escuelas técnicas a los planes de dotación de nuevas tecnologías y equipos, reparación y construcción de talleres y laboratorios en escuelas técnicas, capacitación docente, rehabilitación de la infraestructura física y la diversificación de las áreas de formación, de acuerdo con las particularidades de la región de la cual forman parte.

Sistema Nacional de Medición y Evaluación del Aprendizaje

El Sistema Nacional de Medición y Evaluación del Aprendizaje (SINEA) es uno de los elementos fundamentales del Programa de Evaluación de la Calidad de la Educación. Es un sistema creado con el propósito de proporcionar información periódica, válida y confiable sobre los niveles de competencia evidenciados por los alumnos de Educación Básica en el dominio de la lengua y la matemática, al término de cada una de sus etapas, así como información sobre los factores asociados al aprendizaje, en relación con este dominio y otros indicadores sobre la calidad de la educación. Adicionalmente, proporciona insumos fundamentales para la toma de decisiones en cuanto a la formulación de políticas educativas; constituye una herramienta de amplia utilidad para la planificación y por último, se convierte en un elemento para la retroalimentación de los docentes e instituciones, sobre sus logros y deficiencias. Para darle continuidad al desarrollo del Sistema, se han previsto las siguientes acciones para el año 2003:

- Elaborar versiones de instrumentos válidos para evaluar las competencias derivadas de los objetivos programáticos de las asignaturas de lengua y matemática, en los grados 3°, 6° y 9° del Nivel de Educación Básica.
- Aplicar a nivel nacional los instrumentos elaborados para evaluar las competencias de los alumnos de 3°, 6°y 9° grados de Educación Básica, en las asignaturas de lengua y matemática.
- Presentar ante las instancias interesadas, los resultados obtenidos con la administración de los instrumentos sobre el nivel de logro de aprendizaje y los factores que inciden en el mismo.
- Generar indicadores de calidad sobre el comportamiento del Sistema Educativo.
- Promover un programa de investigación en el área del currículum, que permita efectuar indagaciones sobre los factores que inciden en la promoción de los niveles de logro de aprendizaje, en el lapso de un año, a partir de la información obtenida con la administración de los instrumentos de evaluación.
- Desarrollar un programa de promoción del Sistema Nacional de Medición y Evaluación del Aprendizaje, ante distintas audiencias.

Sistema Nacional de Formación Permanente

Este programa responde a la necesidad de elevar la calidad de la educación venezolana, para lo cual resulta fundamental el mejoramiento del desempeño docente como estrategia pedagógica y organizacional, que permita fortalecer el funcionamiento de las instituciones escolares. En tal sentido, el programa se propone, entre otros objetivos, diseñar un modelo que permita a cada entidad federal instrumentar programas de formación permanente de acuerdo con sus peculiaridades y necesidades específicas; así como desarrollar un programa de aprendizaje organizacional que le proporcione herramientas útiles a los docentes de los distintos niveles y modalidades del sistema escolar, para precisar y focalizar las necesidades de actualización continua y permanente de los docentes en servicio.

Para el logro de los objetivos se han establecido las siguientes líneas de acción:
- Programa de actualización de directores y supervisores, con el propósito de promover acciones que contribuyan con el mejoramiento de la calidad de su formación académica y pedagógica.
- Programa de evaluación institucional, a fin de proporcionar herramientas para el mejoramiento de la calidad organizacional y curricular de las instituciones escolares.
- Programa de actualización docente en áreas instrumentales básicas, con el objeto de actualizar a los docentes en el manejo de la lectura, escritura, cálculo, informática, trabajo en equipo y formulación y seguimiento de proyectos.
- Red de información para la formación permanente, con el objeto de crear una red institucional que proporcione a los docentes información actualizada vinculada con la capacitación y el perfeccionamiento docente. Esta se articulará a través de los siguientes mecanismos: Página Web, desarrollo de revistas regionales de divulgación de la acción educativa y la creación de bibliotecas pedagógicas para los docentes.

Se aspira crear el Sistema de Formación Permanente, con el propósito de brindar atención a los docentes para el mejoramiento en su desempeño profesional.

Proyecto Promoción y Protección Integral Intersectorial

El Proyecto de Promoción y Protección Integral Intersectorial, constituye una acción fundamental para la transformación del Sistema Educativo Venezolano, mediante el fortalecimiento de la capacidad de gerencia de los equipos locales de las comunidades educativas en cuanto a la capacitación, educación, organización y participación, entre otros.

Se tiene pautada la implementación del Programa en las veinticuatro (24) entidades federales, mediante la dotación de máquinas (despresadoras y despulpadoras), medios de transporte (rústicos, curiaras con un motor), equipos de comunicación, equipos básicos de carpintería, albañilería, herrería, plomería y costura.

Este Proyecto es financiado con recursos propios del Ministerio de Educación, Cultura y Deportes y la participación protagónica corresponsable de las comunidades educativas.

Proyecto Comunidades Educativas

El Proyecto Comunidades Educativas forma parte de la política del Viceministerio de Asuntos Educativos, orientado al fortalecimiento de la organización, de la capacidad de gerenciar y de la movilización de los equipos de comunidades de cada entidad federal, mediante la asignación directa a las direcciones de comunidades educativas zonales de medios de transporte, equipos e instrumentos que aseguren su capacidad para el trabajo productivo. El apoyo que se le brinde a las comunidades dependerá del nivel de compromiso y avances de los equipos humanos.

Para el año 2003, se aspira dotar a las entidades federales de equipos para la elaboración y reproducción de material de apoyo de organización y acompañamiento comunitario (computadoras, fotocopiadoras, copyprinters, impresoras, escáner, cámaras digitales, etc.), así como de recursos de apoyo para el aprendizaje (video beam, rotafolios, proyector de transparencias, megáfonos, entre otros), medios de transporte terrestre y fluvial (rústicos y lanchas voladoras) y radios de transmisión portátiles y fijos.

Sistema Nacional de Supervisión

Durante el año 2003, se continuará con las acciones orientadas hacia el fortalecimiento del Sistema Nacional de Supervisión, el cual es uno de componentes esenciales del Sistema Escolar y una de las funciones básicas sobre la gestión institucional del Viceministerio de Asuntos Educativos, por cuanto permite obtener evidencias sobre el cumplimiento de la política educativa y el ordenamiento jurídico; así como del desarrollo técnico pedagógico y administrativo del proceso educativo en las instancias regionales, municipales y locales.

Atención a Niños, Niñas y Adolescentes no Escolarizados en Espacios Alternativos

Este programa enfatiza en el desarrollo de estrategias para la atención educativa de los niños y niñas que no han ingresado al sistema educativo o no pueden proseguir en el mismo, por la inexistencia de instituciones educativas o por su poca capacidad para atender la demanda educativa, situación que ha venido convirtiéndose en un problema a nivel nacional. A tal efecto, resulta prioritaria la disponibilidad de recursos financieros que permitan cumplir con los compromisos contraídos con los docentes que realizan tan encomiable labor, en espacios alternativos de comunidades distantes de centros educativos; de esta manera habrá mayores posibilidades de atender a los alumnos beneficiarios del programa.

Programa Orientación de la Enseñanza y Uso de la Lengua Materna

El Programa Orientación de la Enseñanza y Uso de la Lengua Materna, es concebido con el propósito de atender al profesional de la docencia en servicio, en lo relacionado con su formación como lector y productor de textos, en su acción pedagógica y en su actividad directa con los niños y miembros de la comunidad. Para cumplir con este propósito el programa ha sido estructurado en cuatro subcomponentes: a) Club de Lectura, para que los docentes de cada entidad federal consideren de manera particular el acceso a materiales de lectura, círculos de estudio, jornadas periódicas de intercambio y actualización, entre otros; b) Investigación, para la ejecución de investigaciones en el campo de la lectura y la escritura y el apoyo a proyectos vinculados con estas áreas; c) Publicaciones, para actualizar las ediciones de las publicaciones periódicas del Ministerio de Educación, Cultura y Deportes, considerando las necesidades de los usuarios; y d) Medios de Comunicación Social, para diseñar y ejecutar una campaña de difusión permanente que apoye las acciones del Programa.

Para el año 2003, se le dará continuidad al subcomponente Publicaciones, mediante la edición de la Revista Tricolor y la de Educación.

Plan de Escuelas Asociadas a la UNESCO

El Plan de Escuelas Asociadas a la UNESCO (PEAU), es una red de escuelas cuyo objetivo fundamental es fortalecer el compromiso de los jóvenes, niños y niñas en promover la comprensión y la paz internacional. Temas de interés mundial, como prevención integral, conservación y preservación del medio ambiente, participación democrática y difusión de los derechos humanos, entre otros, son impulsados desde la escuela con la participación activa de los educandos y dirigidos a la comunidad.

Se ha planteado para el próximo año, el desarrollo de las siguientes acciones:

- Extender el Plan de Escuelas Asociadas a la UNESCO, a las Escuelas Amigas del Estado Vargas, con proyectos pilotos, a fin de fortalecer una cultura de paz y tolerancia.
- Realizar intercambios de experiencias entre las Escuelas Asociadas al PEAU.
- Realizar un encuentro regional con la participación de la comunidad educativa, la familia, entes gubernamentales y otros, con la finalidad de presentar las experiencias significativas.

Dotación de Servicios Bibliotecarios Escolares y de Aula

Este Programa tiene por objetivo desarrollar programas de dotación de material bibliográfico, no bibliográficos y equipos para la creación de Centros de Recursos y Bibliotecas, en los planteles oficiales que cumplan con los requisitos del Ministerio de Educación, Cultura y Deportes, garantizado a la población el acceso a materiales de óptima calidad que contribuyan a reforzar el proceso de enseñanza, aprendizaje. En este sentido, se propone para el año 2003:
- Adquirir ejemplares de material bibliográfico para la dotación de los Centros de Recursos para el Docente, Bibliotecas Escolares y Bibliotecas de Aula de los planteles seleccionados, a nivel nacional.
- Realizar programas de actualización y capacitación de docentes y personal bibliotecario, con el propósito de optimizar el uso y manejo de los servicios y equipos.
- Realizar control y seguimiento a los procesos de instalación, dotación y redotación de los Centros de Recursos y Bibliotecas a Nivel Nacional.

Renovemos la Escuela Básica Rural, de Indígena y Frontera

El Proyecto como innovación, se ha entendido como una forma de cambio organizacional a la totalidad de la escuela, que propone las transformaciones en el modo de producción y funcionamiento de la organización escolar, para mejorar la calidad del servicio, lo cual ha redundado en la ampliación de la cobertura, el fomento de la permanencia del alumno en el sistema, alcanzado a través de la prosecución en la I, II y III Etapa de Educación Básica; utilizando estrategias que han mejorado el servicio educativo que se está ofreciendo a la comunidad en la cual su vinculación y participación ha sido esencial.

Dentro del marco de estas transformaciones ha surgido la revisión y evaluación curricular del diseño de Educación Básica I y II Etapa Sector Rural, de la cual emergen importantes recomendaciones y propuestas que han contribuido de manera eficaz al mejoramiento de la calidad de la educación.

El Proyecto "Renovemos la Escuela Básica Rural, Indígena y de Frontera", es una modalidad expresada en una metodología, que ha logrado intervenir la cotidianidad del aula de clase, transformando el quehacer educativo del maestro, en el cual, ha sido significativa la integración con la comunidad.

Objetivos del Proyecto:

Mejorar los logros de aprendizaje, disminuir la repitencia y deserción escolar, ofrecer escolaridad completa, propiciar la equidad y en síntesis, mejorar la calidad de la enseñanza que recibe el niño y/o niña de las zonas rurales, indígena y de frontera, adecuando el proceso formativo a la realidad concreta del medio, considerando las características particulares del niño y/o niña en cada región.

La Educación Indígena o educación propia constituye el proceso social mediante el cual los miembros de un pueblo indígena internalizan, construyen, trasmiten y recrean conocimientos, valores y demás elementos constitutivos de su cultura, desarrollan habilidades y destrezas que les permitan desempeñarse adecuadamente en su hábitat y proyectarse con identidad hacia otros pueblos o grupos humanos.

La Educación Intercultural Bilingue, es aquella que basada en los principios y fundamentos de la educación propia de cada pueblo indígena, en su idioma, Cosmovisión, valores, mitología, espiritualidad y organización social, es complementada sistemáticamente con los aportes del acervo cultural, científico, tecnológico y humanístico de la nación venezolana y del patrimonio cultural de la humanidad.

Esto implica además, la enseñanza del castellano para el fortalecimiento y ampliación de la cultura propia, y al mismo tiempo los pueblos indígenas apropian en forma autodeterminada, crítica y selectiva de otros conocimientos y técnicas pertenecientes a otras culturas a través de la interculturalidad.

Para el año 2003, está planteado la realización de los proyectos pedagógicos por pueblos indígenas, que implica la sistematización de la pedagogía indígena, la elaboración de guías pedagógicas para la Educación Indígena e intercultural bilingüe de apoyo a la función pedagógica de los docentes, la selección de contenidos culturales y la producción de materiales educativos impresos, y en otros formatos escritos en idiomas indígenas y bilingües. En síntesis cada pueblo indígena elaborará su proyecto educativo que incluye un currículo diferenciado y por consiguiente tendrá un aporte en la construcción del proyecto pedagógico nacional.

Así mismo, está previsto para el año 2003, el proyecto Nichos Linguísticos, que consiste en el desarrollo de un espacio alternativo de educación, aplicado en los pueblos cuyo idioma y cultura están en situación de extrema vulnerabilidad o en peligro de extinción. Los nichos linguísticos consiste en la reproducción del hogar o familia indígena con el propósito de revitalizar o recuperar la cultura y el uso del idioma, con la participación de los ancianos que aún viven. Es decir, que se aprovecha en este espacio llamado nicho lingüístico el aprendizaje de la cultura e idiomas por parte de niños y jóvenes. Es en general un proyecto de revitalización cultural y linguística.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Gerenciar la Política Educacional, Enmarcada en el Plan Estratégico	Trámite Administrativo	1	856.050.087.545
TOTAL			856.050.087.545

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	538.859.085.041
	- Recursos Ordinarios	267.316.610.242
	- Gestión Fiscal	84.561.178.298
	- Otras Fuentes de Financiamiento	186.981.296.501
4.02	Materiales y Suministros	1.304.419.420
	- Recursos Ordinarios	1.304.419.420
4.03	Servicios no Personales	3.475.028.891
	- Recursos Ordinarios	3.475.028.891
4.04	Activos Reales	12.000.000.000
	- Programas y Proyectos	12.000.000.000
4.07	Transferencias	300.411.554.193
	- Recursos Ordinarios	260.411.554.193
	- Otras Fuentes de Financiamiento	40.000.000.000
	TOTAL	856.050.087.545

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	47.850	206.784.046.944
- Directivo	27	245.703.636
- Profesional y Técnico	1.575	10.906.877.904
- Personal Administrativo	10.944	32.361.497.412
- Personal Docente	20.439	129.358.621.776
- Obreros	14.865	33.911.346.216
Personal Fijo a Tiempo Parcial	72	351.016.260
- Personal Docente	72	351.016.260
TOTAL	**47.922**	**207.135.063.204**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	14.838	33.843.942.840
II	190.081 - 208.400	17	40.446.408
III	208.401 - 258.400	10.764	31.711.705.680
IV	258.401 - 308.400	160	540.266.592
V	308.401 - 358.400	52	209.001.180
VI	358.401 - 408.400	17	77.421.708
VII	408.401 - 458.400	1.108	5.502.565.692
VIII	458.401 - 508.400	9.350	54.371.159.304
IX	508.401 - 558.400	513	3.225.594.072
X	558.401 - 608.400	10.032	68.557.378.668
XI	608.401 - 658.400	102	786.672.540
XII	658.401 - 708.400	825	6.925.155.024
XIII	708.401 - 758.400	26	227.445.672
XIV	758.401 - 808.400	100	931.904.976
XV	808.401 - 858.400	9	90.095.040
XVI	858.401 - 908.400	8	83.121.120
XVII	908.401 Y MÁS	1	11.186.688
	TOTAL	**47.922**	**207.135.063.204**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	44.927.420.310
4.07	01	00	00	Transferencias corrientes internas	44.927.420.310
4.07	01	02	00	Transferencias corrientes al sector público	44.927.420.310
4.07	01	02	99	Transferencias corrientes a otros organismos del Sector Público	44.927.420.310
				- A9000 Coejecución de Convenio con Organismos del Sector Público	44.927.420.310
				Recursos Ordinarios	34.927.420.310
				Otras Fuentes de Financiamiento	10.000.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	239.713.876.498
4.07	01	00	00	Transferencias corrientes internas	239.713.876.498
4.07	01	01	00	Transferencias corrientes al sector privado	239.713.876.498
4.07	01	01	10	Subsidios educacionales al sector privado	238.787.876.498
				- S1040 Convenio ME - AVEC.	230.000.000.000
				Recursos Ordinarios	200.000.000.000
				Otras Fuentes de Financiamientos	30.000.000.000
				- S1041 Planteles no Afiliados al Convenio.	1.550.210.000
				- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia.	7.000.000.000
				- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	174.790.000
				- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (FUNDALATIN)	62.876.498
4.07	01	01	12	Subsidios culturales al sector privado	406.000.000
				- S0148 Banco del Libro.	370.000.000
				- S0587 Fundación Desarrollo de las Ciencias, Físicas, Matemáticas y Naturales.	36.000.000
4.07	01	01	13	Subsidios a instituciones benéficas privadas	520.000.000
				- S0133 Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE)	500.000.000
				- S0236 Centro Multidisciplinario Orientación Sin Drogas (CEMODRO)	20.000.000

PROGRAMA: 04 Servicio Regional de Educación

UNIDAD EJECUTORA: Vice-Ministerio de Asuntos Educativos (Zonas Educativas)

El Programa es responsable, a través de las Zonas Educativas, del desarrollo de las acciones de coordinación, asesoría, orientación, instrumentación y gestión educativa, cultural y deportiva, promoviendo la participación de todos los entes involucrados con el fin de impulsar y consolidar la política educativa nacional y regional mediante el fortalecimiento de la gestión del sector, mejorando la calidad y promoviendo su desarrollo, tomando como punto de partida la gestión educativa a nivel de plantel.

Para contribuir con la ejecución de la política educativa nacional y regional, las zonas educativas deben garantizar a los planteles la coordinación, supervisión, seguimiento y evaluación de los Programas y Proyectos del Ministerio de Educación, Cultura y Deportes (MECD), que le dan la concreción a la Política Educativa, la administración del personal, los recursos financieros y los bienes asignados; así mismo, la promoción y mantenimiento de relaciones interinstitucionales con organismos públicos y privados de la región.

Con el propósito de impulsar el cumplimiento de la política educativa, se ha establecido la Directriz Estratégica para el año 2003 "Garantizar el acceso y permanencia a una educación integral, gratuita y de calidad para todos", la cual se concreta en los siguientes objetivos:

- Fortalecer la acción educativa incrementando la cobertura y la calidad de los procesos y resultados.
- Satisfacer las necesidades alimentarias, socioeconómicas y de salud de la población escolar.
- Desarrollar la planta física y dotación de materiales bibliográficos y no bibliográficos a las instituciones educativas.
- Desarrollar capacidades en la población que le permita su incorporación al mercado laboral.
- Articular el sistema productivo y el sistema formal de producción.

Para el logro de estos objetivos, el Programa se propone para el año 2003 ejecutar o continuar el desarrollo de las siguientes acciones en los niveles y modalidades del sistema escolar.

Educación Preescolar

La Educación Preescolar es la que se inicia desde el momento de la concepción del niño hasta su ingreso a la Educación Básica, de carácter obligatorio, según lo establece la Ley Orgánica de Educación. Tiene por finalidad asistir y proteger al niño en su crecimiento y desarrollo, además de orientarlo en las experiencias socio-educativas propias de la edad. A tales efectos, debe ser ubicado en escenarios formales y no convencionales atendiendo sus necesidades e intereses en las áreas pedagógicas, de salud integral (física, psicológica y social), alimentación y de recreación, entre otras, necesarias para su desarrollo integral.

Para el logro de tales fines se han establecido los siguientes objetivos:

- Atender en forma integral a la población infantil de 0 a 6 años, mediante la instrumentación de acciones y recursos que incrementen la matrícula a nivel nacional.
- Ampliar la cobertura de la población infantil de 3 a 6 años a través de estrategias convencionales o no convencionales.
- Extender la atención convencional a la población en edad preescolar con mayor vulnerabilidad socio - económica de los sectores: rural, indígena, de frontera y popular del área urbana.

Para el año 2003 se tiene previsto el desarrollo de las siguientes acciones:

- Implementar el Currículo Básico de Educación Inicial, a través de estrategias convencionales y no convencionales, a fin de garantizar la atención pedagógica integral a la población infantil de 0 a 6 años, de las veinticuatro (24) entidades federales.
- Proseguir con la dotación de aulas de Educación Preescolar en las entidades federales y municipios que presenten mayor déficit de cobertura de atención a niños y niñas en edades de preescolar.
- Continuar con el desarrollo del Plan de Formación Permanente a los docentes en servicio, adscritos al Nivel.

Educación Básica

La Educación Básica es el segundo nivel en el sistema educativo venezolano; comprende nueve (09) grados distribuidos entre (03) etapas sucesivas. La primera etapa va de 1° a 3° grado; la segunda de 4° a 6° grado y la tercera, de 7° a 9° grado.

El nivel tiene como finalidad contribuir con la formación integral del educando, mediante el desarrollo de sus capacidades cognitivas (intelectuales, motrices y afectivas), de equilibrio personal y de integración social.

Como objetivo esencial para el año 2003, se plantea fortalecer la instrumentación de la política educativa para el nivel de Educación Básica en cuanto a la ampliación de la cobertura y al logro de una educación gratuita, de calidad, integral y con equidad; así mismo, el de los deberes, derechos y valores consustanciados con la identidad nacional, con especial énfasis en la valorización ética del trabajo.

En tal sentido, se tiene previsto continuar o emprender el desarrollo de las siguiente acciones:

- Continuar con la construcción de huertos escolares para proporcionar al estudiante experiencia de desarrollo sostenible y sustentable.

- Continuar la ampliación de la cobertura en el nivel de Educación Básica, mediante la implementación de mecanismos y recursos que permitan el acceso y prosecución de estudios en este nivel educativo.

- Implementar el Currículo de la III Etapa de Educación Básica y su adecuada articulación con la II Etapa de este Nivel y con el de Educación Media Diversificada y Profesional.

- Realizar el seguimiento y control a los procesos de implantación y articulación del Currículo de la III Etapa de la Educación Básica.

- Evaluar el funcionamiento técnico-administrativo y pedagógico de las Escuelas Bolivarianas.

- Ampliar la cobertura del Programa Alimentario Escolar a 714.816 alumnos en 3.000 Escuelas Bolivarianas.

- Fortalecer los procesos de formulación de proyectos pedagógicos de plantel y comunitario, como instrumentos de planificación escolar que orienten y organicen la gestión de los centros educativos.

- Continuar con el desarrollo de acciones orientadas hacia el rescate y afianzamiento de la Lengua Indígena e identidad cultural.

- Continuar con la articulación curricular de los planes y programas en los diferente niveles y modalidades.

- Proseguir con la transformación progresiva de los planteles oficiales de Educación Preescolar y Básica en las Escuelas Bolivarianas.

- Fortalecer las Escuelas Básicas Rurales,

- Fortalecer los programas de rehabilitación de la planta física y dotación de los planteles, con énfasis en los ubicados en las zonas rurales y fronterizas.

- Fortalecer la atención educativa integral de la población indígena para su incorporación efectiva a la comunidad.

- Continuar con la población de materiales didácticos en la lengua indígena, a fin de contribuir con el desarrollo del currículo acorde con sus características socio-culturales.

- Desarrollar acciones orientadas hacia la creación de 2.225 Bibliotecas de Aula en planteles de la I y II Etapa de Educación Básica.

Dentro de las acciones especificas señaladas para la Educación Básica, se estima pertinente enfatizar en algunos de los Programas y/o Proyectos que se desarrollan en este nivel educativo, por su trascendencia en el mejoramiento en la calidad de la educación.

Proyecto Escuelas Bolivarianas

El Proyecto de Escuelas Bolivarianas, constituye una política de alta prioridad en materia educativa, por parte del estado venezolano. Esto presupone una concentración de recursos públicos con una visión de largo plazo.

Se inicia como una propuesta experimental que pretende extenderse progresivamente a todas las escuelas venezolanas. La experimentalidad implica la jornada escolar completa, la flexibilización del currículo, el desarrollo y puesta en practica de experiencias educativas exitosas y el fortalecimiento institucional necesario para la extensión de proyecto.

Esto supone una supervisión y evaluación permanente, para ir detectando los aciertos, fortalezas, debilidades y necesidades, con la participación de los distintos actores involucrados en el proceso; tanto del sector oficial como de la sociedad en general.

En este sentido, se ha previsto transformar en Escuelas Bolivarianas a 750 nuevas escuelas en el año 2003 y continuar atendiendo las 2.250 escuelas incorporadas en el período 2001-2002, lo cual permitirá alcanzar con una meta 3.000 escuelas.

Programa Alimentación Escolar

Mediante la ejecución de este Programa, se aspira que el estudiante desarrolle una cultura alimentaria y adquiera hábitos y patrones de consumo de alimentos adecuados; para ello el docente, a través de la acción pedagógica, debe convertir el acto alimentario en una experiencia educativa y de alta sensibilidad social; de igual manera, se pretende que genere un efecto multiplicador sobre los sectores de producción, comercio, laboral y organización comunitaria.

Para el año 2003, el programa se propone continuar ofreciendo una atención alimentaria de calidad y oportuna a 714.816 alumnos de las Escuelas Bolivarianas y a 124.232 alumnos beneficiados del PAE.

Proyecto Huertos Escolares

Los huertos escolares son espacios destinados al cultivo de legumbres, verduras y árboles que dan frutas u otro tipo de productos propios de la región, dependiendo del terreno que disponga la escuela, se llamará huerta o huerto. Es una de las más ricas opciones para trabajar con la integración de las áreas curriculares del plan de estudios, con la finalidad de preservar la cultura alimentaria local.

Educación Media

La Educación Media constituye el nivel educativo que le brinda al estudiante la oportunidad de obtener una formación científica, humanística y técnica que les permita la prosecución de estudios en educación superior o la incorporación al trabajo productivo, según sus necesidades. A tales efectos, se plantea el desarrollo de programas que contribuyan con el fortalecimiento del sistema educativo, a través de la formación de individuos creativos, críticos, con las competencias necesarias para desenvolverse adecuadamente en cualquier ámbito.

Para el año 2003, se ha considerado el desarrollo de las siguiente acciones:

- Instrumentar la reforma curricular en el nivel de Educación Media, Diversificada y Profesional, en términos del aumento de la cobertura y consolidación de las acciones para el mejoramiento de la calidad educativa.

- Ampliar la oferta educativa en el nivel de Educación Media, Diversificada y Profesional.

- Fortalecer el Programa Nacional de Pasantías, a fin de la propiciar la vinculación del estudiante con las organizaciones laborales, lo cual favorece su formación como técnico medio calificado.

- Redimensionar las Escuelas Técnicas Industriales, Comercio y Agropecuarias, a objeto de incrementar la matricula y capacitar para el desempeño laboral.

- Desarrollar mecanismos de formación permanente, dirigidos al personal que labora en los planteles del nivel de Educación Media Diversificada y Profesional.

En el nivel de Educación Media, Diversificada y Profesional se han venido desarrollando acciones fundamentales para su mejoramiento, entre las cuales destaca el programa Nacional de Pasantías.

Programa Nacional de Pasantías

La Pasantía es una actividad curricular, de carácter eminentemente práctico, concebida como parte integral de la formación profesional de los alumnos que cursan las menciones de la educación técnica y que se realizan en empresas o instituciones relacionadas con su especialidad. Tiene como objetivo generar la creación de un vínculo permanente entre las instituciones educativas y el sector empleador, dirigidos a la unificación de esfuerzos para la formación profesional del técnico medio como el recurso humano calificado que se requiere para el desarrollo del país. Las acciones previstas para el año 2003, se orientan hacia el fortalecimiento de las 257 instituciones educativas que administran la educación técnica.

Educación Especial

La modalidad de Educación Especial, tiene como objetivo atender la educación integral de niños, niñas, adolescentes y adultos con necesidades educativas especiales, considerando la caracterización y diversidad de la población, los métodos, estrategias, recursos especializados y adaptaciones curriculares, que les garantice el ingreso, permanencia y culminación-escolar. Para su cumplimiento, se han definido los siguientes lineamientos: atención educación integral de la población con necesidades educativas especiales en los niveles y en la modalidad de educación de adultos de los sectores: urbano rural e indígena; así mismo, la articulación intra e intersectorial, a través de la coordinación de convenios, planes, programas y proyectos orientados a la prevención, integración escolar y sociolaboral, de acuerdo con el rango etareo de 0 a 6 años, 6 a 18 años y 18 años y más.

Para el año 2003, se ha previsto el desarrollo de las siguientes acciones:

- Proseguir con la atención integral a la población con necesidades educativas especiales en los planteles y servicios de la modalidad de Educación Especial.

- Realizar el seguimiento a la administración de la política de atención educativa integral de la población con necesidades educativas especiales en las veinticuatro (24) entidades federales.

- Desarrollar un programa de formación permanente, dirigido a los docentes especialistas y personal directivo, adscritos a la modalidad de educación especial.

- Orientar a los padres y representantes de niños, niñas, adolescentes y adultos con necesidades educativas especiales, profesionales y público en general para la atención educativa integral en los planteles y servicios oficiales y privados del país.

Educación de Adultos

La Educación de adultos es una de las modalidades del sistema educativo que tiene como objetivo ofrecer un servicio educativo a la población joven y adulta que no ha sido atendida por el sistema regular o que aspiren proseguir sus estudios de Educación Básica y/o Media, Diversificada y Profesional; asimismo, proporcionar diversos espacios de aprendizaje flexible e integral que satisfagan las necesidades de desarrollo familiar, social, laboral, cultural y comunitario de la población en general.

Como modalidad, está abierta a la innovación de proyectos y estrategias metodológicas que coadyuven a la integración e incorporación de la población no escolarizada, con el propósito de evitar la exclusión, en cualquiera de sus campos de acción, formal o no formal.

A tales efectos se ha previsto el desarrollo de las siguientes acciones, para el año 2003:

- Continuar con proceso de reorientación de la Educación Básica de jóvenes y adultos no escolarizados o excluidos del sistema regular, complementando dicho proceso con la formación en un arte u oficio.

- Continuar con la ejecución de la Campaña Bolivariana de Alfabetización, orientada a la atención de 70.000 jóvenes y adultos a nivel nacional.

- Desarrollar un programa de capacitación y actualización de los docentes en servicio de las diferentes instituciones de la modalidad de Educación de Adultos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Ejecutar, a través de las Zonas Educativas, el Desarrollo de las Acciones de Coordinación, Asesoría e Instrumentación de la Gestión Educativa Cultural y Deportiva	Alumno Atendido	4.546.444	2.479.162.983.441
TOTAL			2.479.162.983.441

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.244.457.506.245
	- Recursos Ordinarios	1.482.140.748.243
	- Gestión Fiscal	361.913.183.307
	- Otras Fuentes de Financiamiento	400.403.574.695
4.02	Materiales y Suministros	203.753.918.601
	- Recursos Ordinarios	74.012.045.299
	- Otras Fuentes de Financiamiento	129.741.873.302
4.03	Servicios no Personales	13.336.359.727
	- Recursos Ordinarios	13.336.359.727
4.04	Activos Reales	17.365.198.868
	- Recursos Ordinarios	17.365.198.868
4.07	Transferencias	250.000.000
	- Recursos Ordinarios	250.000.000
	TOTAL	**2.479.162.983.441**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	194.839	860.895.958.936
- Directivo	290	2.156.599.044
- Profesional y Técnico	3.207	22.594.927.344
- Personal Administrativo	27.298	80.874.496.600
- Personal Docente	122.495	660.221.895.540
- Obreros	41.549	95.048.040.408
Personal Fijo a Tiempo Parcial	94.747	377.909.743.392
- Personal Docente	94.747	377.909.743.392
TOTAL	**289.586**	**1.238.805.702.328**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	75.050	153.612.090.444
II	190.081 - 208.400	1.446	3.498.333.480
III	208.401 - 258.400	26.505	77.893.716.924
IV	258.401 - 308.400	19.053	63.687.792.780
V	308.401 - 358.400	10.943	41.402.260.380
VI	358.401 - 408.400	21.981	103.846.675.852
VII	408.401 - 458.400	46.008	241.134.824.664
VIII	458.401 - 508.400	47.679	272.402.405.040
IX	508.401 - 558.400	23.253	149.680.035.828
X	558.401 - 608.400	10.420	71.314.621.956
XI	608.401 - 658.400	2.380	17.839.472.832
XII	658.401 - 708.400	2.516	21.284.695.428
XIII	708.401 - 758.400	2.286	20.585.516.688
XIV	758.401 - 808.400	62	582.726.648
XV	808.401 - 858.400	2	19.753.104
XVI	858.401 - 908.400	2	20.780.280
XVII	908.401 Y MÁS		
TOTAL		289.586	1.238.805.702.328

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	250.000.000
4.07	01	00	00	Transferencias corrientes internas	250.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	250.000.000
4.07	01	01	10	Subsidios educacionales al sector privado	250.000.000
				- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000
				- S1548 Unidad Educativa Francisco Suárez-El Tocuyo Estado Lara	50.000.000

PROGRAMA: 06 Programa Cultural

UNIDAD EJECUTORA: Vice-Ministerio de Cultura

El Viceministerio de Cultura es el ente de rectoría de las políticas culturales del Estado. A través del Sistema Nacional de Cultura, coordina la gestión y administración cultural pública, planifica, promueve, divulga, fomenta, estimula, financia, desarrolla y ejecuta las manifestaciones de los sectores, áreas o disciplinas que constituyen la diversidad cultural venezolana, incluyendo las políticas, estrategias, recursos y procesos institucionales orientados a la acción cultural.

Se entiende por Cultura toda manifestación de la creatividad, la energía generativa de lo humano a los valores éticos y estéticos objetivada en las artes del hacer, la invención, la expresión, cualquiera sea su modalidad, mérito o destino, en función del bienestar de la diversidad y riqueza de la vida, del desarrollo social, del mejoramiento de la educación, el equilibrio ecológico y territorial más allá.

Para darle viabilidad a la directriz estratégica de "garantizar el acceso a la realización y disfrute de la cultura como un bien irrenunciable del ciudadano" se tienen previsto los siguientes objetivos:

- Promover y difundir masivamente el quehacer de los cultores, artistas, hacedores y agrupaciones culturales de todo el ámbito nacional.

- Asumir la industria cultural y mas mediática como asunto estratégico e imprescindible de la cultura, generadoras de riqueza y de calidad de vida y como medio para insertarse en los procesos globales del mundo con nuestros valores de diversidad, identidad y memoria.

- Fortalecer el potencial humano para consolidar los procesos de cambio sociocultural y estimular las potencialidades creadoras de los individuos que asumen el conocimiento como área de creación, medio de expresión e indagación y forma de vida.

- Democratizar la acción cultural a través del Sistema Nacional de la Cultura con subsistemas, redes, circuitos y corredores, como mecanismo estructural, transversal y horizontal de participación colectiva.

- Establecer y consolidar un sistema unificado de seguridad social para los creadores, trabajadores y hacedores de cultura en el marco de las políticas del Estado.

En el marco de estos objetivos, se tienen previstas las siguientes acciones durante el año 2003:

- Promocionar y estimular la creatividad y las artes en todo el territorio nacional.

- Democratizar el tejido cultural del país.

- Desarrollar la acción cultural en el sistema educativo formal e informal.

- Planificar, diseñar, construir, dotar y articular la infraestructura físico-espacial demandada por el sector, conjuntamente con entes nacionales, regionales y municipales.

- Realizar talleres de capacitación en artes y creatividad.

- Diseñar y coordinar programas para la educación artística y cultural.

- Evaluar la gestión de los entes culturales descentralizados.

Para el desarrollo de estas acciones, el Viceministerio de Cultura cuenta con los siguientes organismos adscritos:

- Consejo Nacional de la Cultura (CONAC)
- Instituto Autónomo Biblioteca Nacional y de Servicios de Biblioteca.
- Fundación Biblioteca Ayacucho.
- Fundación la Casa de Bello.
- Fundación Casa del Artista.
- Centro Nacional Autónomo de Cinematografía (CNAC)
- Centro Nacional del Libro.

Consejo Nacional de la Cultura (CONAC)

El CONAC es el organismo encargado de ejecutar la política cultural del Estado venezolano. En este sentido, sus objetivos se orientan a:

- Establecer un modelo de gestión de la oferta de bienes y servicios culturales de consumo colectivo que permita la optimización, tanto del acceso como del uso de la oferta existente y su articulación económica con los nuevos procesos de recuperación nacional.

- Dirigir la gestión y administración cultural autónoma pública para convertirla en factor indispensable y coadyuvante de la formación ciudadana integral, mediante la programación y ejecución de proyectos dirigidos al desarrollo en las áreas de: Cine, Fotografía y Video, Artesanía, Museo, Teatro, Artes Visuales, Artes Auditivas, Literatura y Danza.

- Fomentar la organización de las redes sociales y culturales.

- Estimular la participación privada en el desarrollo cultural.

- Promover y difundir masivamente el que hacer de los cultores, artistas, hacedores y agrupaciones culturales de todo el ámbito nacional.

- Fortalecer la presencia cultural venezolana en los escenarios internacionales como factor de amistad, cooperación, intercambio y entendimiento entre los pueblos.

- Contribuir con la difusión masiva de información sobre la gestión cultural pública, sobre los valores culturales nacionales, vida y obra de los más destacados cultores, artista y hacedores de cultura.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Obras Culturales		
Realizar la construcción del Espacio Cultural Comunitario de Curiepe, Estado Miranda	Construcción	1
Realizar la construcción del Espacio Cultural Comunitario de la Ceiba, Estado Miranda	Construcción	1
Realizar la construcción del Espacio Cultural Comunitario de Puerto Ayacucho, Estado Amazonas	Construcción	1
Realizar la construcción del Espacio Cultural Comunitario de La Vega, Distrito Capital	Construcción	1
Aplicar técnicas de indización a títulos bibliográficos, por medio de la base de datos con que cuenta el Centro de Documentación y referencia del CONAC	Título Bibliográfico Indizado	3.000

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Planificación del Sector Cultura		
Realizar supervisiones a la ejecución de los proyectos de los Convenios de Coproducción firmados con los Estados Amazonas, Apure, Barinas, Cojedes, Delta Amacuro, Falcón, Guárico, Portuguesa, Sucre, Yaracuy, Mérida y Táchira	Informe de Supervisión	24
Realizar asesorias a Instituciones esta-dales que lo soliciten en las áreas de formulación y evaluación de proyectos	Asesoría	16
Relaciones Internacionales		
Participar en Reunión de la Comunidad Andina de Naciones	Reunión	1
Participar en Reunión del Comité Especial. de Cultura de la Asociación de Estados Caribeños (AEC)	Reunión	1
Apoyar en actividades de Asistencia Técnica a Países del Caribe	Asesoría	3
Participar en eventos de carácter Inter.-nacional	Evento	18
Información y Publicidad		
Transmitir Programa de Radio Conactualidad	Programa Radio	52
Artes Visuales		
Encuentros regionales de intercambio a nivel nacional	Encuentro	10
Asesorar el diseño y manejo de las políticas culturales en las artes visuales	Asesoría	15
Coordinar participación en eventos Inter.-nacionales	Evento Coordinado	16
Otorgar aportes económicos para la proyección internacional del arte venezolano	Aporte Económico	17
Transmitir Programa de Televisión Conactualidad	Programa T.V.	52
Fotografía		
Realizar el Festival de la Luz 2003	Festival	1
Dictar talleres fotográficos: básico, Inter.-medio y avanzado de fotografía, talleres especiales, de color, de derecho de autor, permanentes y seminario	Taller	96

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Artes Auditivas		
Organizar talleres de construcción de instrumentos musicales (LUTHIERÍA)	Taller	42
Apoyar el fortalecimiento de la empresa cultural musical, mediante talleres de construcción de instrumentos y un sello disquero nacional	Taller	21
Realizar talleres de formación musical	Taller/Curso	45
Teatro		
Realizar funciones y montajes de teatro, danza y música en la Casa del Artista	Función	22
Consolidar la red nacional de teatros públicos	Convenio y Gira	45
Realizar talleres a nivel nacional	Taller	23
Danza		
Realizar evaluaciones a las agrupaciones e individualidades beneficiadas con el plan de financiamiento cultural	Evaluación	567
Taller de capacitación en el área de desarrollo de metodología y estructuras pilotos para redes y asociaciones estratégicas	Taller	16
Participar en el Premio del Instituto Nacional de Bellas Artes de México	Participación	1
Participar en programa de Intercambio de artistas y profesionales de la cultura con ponencias en Argentina y un taller de mejoramiento profesional en Venezuela por una docente Argentina	Participación	1
Muestra artística del programa de residencias artísticas con la presentación de un grupo Colombiano	Evento	1
Participación de bailarines nacionales en festivales internacionales en Brasil, Costa Rica, México y España	Festival	5
Literatura		
Realizar talleres intensivo y permanentes	Taller	105
Participar en eventos de Literatura Internacional	Participación	12

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Publicar Revista "En el Camino"	Publicación	12
Cine y Video		
Realizar evaluaciones físicas – financieras a las instituciones, agrupaciones y personas naturales que desarrollan los programas y actividades financiadas por el CONAC, en el área audiovisual en diferentes estados del país	Evaluación	40
Otorgar Premios de VIART, del Festival Manuel Trujillo Durán, Festival de Cortometraje Latinoamericano y Festival de Cine Infantil de Ciudad Guayana, a ganadores del primero y segundo lugar	Premio Otorgado	9
Elaborar y presentar ante la Asamblea Nacional para su aprobación, un proyecto de Ley de Cinematografía Nacional	Proyecto	1
Consolidar el equipamiento y puesta en funcionamiento de las salas de cine digital	Sala de Cine	5
Apoyo Docente		
Realizar Talleres en enseñanza artística en las Escuelas Bolivarianas en las 24 Entidades Federales	Taller	960
Identificar, incentivar y promocionar talentos artísticos	Artista Destacado	90
Profesionalizar, actualizar y mejorar a artistas y profesores de arte	Artista Profesionalizado	1.200
Centro Latinoamericano y del Caribe para el Desarrollo Cultural (CLACDEC)		
Realizar digitalización de libros sobre cultura, comunicación, gestión cultural, etc.	Libro Digitalizado	100
Realizar publicaciones sobre investigación cultural y comunicación "Imaginario Político en Venezuela"	Publicación	4
Desarrollo Regional		
Coordinar y supervisar las actividades realizadas en cada uno de los espacios culturales	Supervisión	60
Aplicar instrumento de recolección de datos a Ateneos, casas de cultura, centros integrales e individuales para beneficiar a 770 personas	Instrumento Aplicado	500
Artesanía		
Realizar Feria Internacional de Caracas	Feria	1
Organizar el Salón de Facto: Diseño de Artesanía UNESCO - Caracas	Salón	1

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Museos		
Dictar módulos de formación en museología y procesos museísticos, dirigidos a profesionales del área, en los estados: Lara, Barinas, Nueva Esparta, Falcón, Bolívar, Mérida, Cojedes, Sucre, Aragua y Apure	Módulo de Formación	24
Prestar asesorías a los museos desde el punto de vista organizacional, conceptual y técnico en las áreas de: museografía, registro e inventario, arquitectura de museos, perfil institucional, educación e intervención social en los estados: Amazonas y Anzoátegui	Asesoría Prestada	25

Los organismos tutelados por el CONAC son los siguientes:

- Centro de Estudios Latinoamericanos « Rómulo Gallegos»

- Cinemateca Nacional

- Compañía Nacional de Teatro

- Fundación Etnomusicología y Folklore

- Fundación Kuai-Mare del Libro Venezolano

- Fundación « Vicente Emilio Sojo»

- Fundación Museo Armando Reverón

- Fundación Museo Arturo Michelena

- Fundación Museo de Arte Contemporáneo de Caracas "Sofía Imber" (MACCSI)

- Fundación Museo Alejandro Otero

- Fundación Museo de Bellas Artes

- Fundación Museo de Ciencias

- Fundación Orquesta Filarmónica Nacional

- Fundación Teresa Carreño

- Fundación Poliedro de Caracas

- Galería de Arte Nacional

- Instituto del Patrimonio Cultural

- Instituto Universitario de Danza

- Instituto Universitario de Estudios Musicales

- Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón

- Instituto Universitario de Teatro

- Monte Ávila Editores Latinoamericana

- Museo de la Estampa y el Diseño Carlos Cruz Diez

- Museo Jacobo Borges

Instituto Autónomo Biblioteca Nacional y de Servicios de Biblioteca

La Biblioteca Nacional es un servicio que tiene carácter de Instituto Autónomo, adscrito al Ministerio de Educación, Cultura y Deportes (MECD), cuyos objetivos son:

- Coordinar, asistir y formar el Sistema Nacional de Bibliotecas e Información; recopilar, organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, a objeto de facilitar a toda la población el acceso universal a la información, apoyar la investigación, la generación del conocimiento y la atención de las necesidades de información, conocimiento, educación, recreación y cultura, contribuyendo así a la formación de ciudadanos creativos, críticos, participativos y comprometidos con el desarrollo productivo y democrático del país.

- Promover, planificar y coordinar el desarrollo en Venezuela de un Sistema Nacional de Servicios de Bibliotecas e Información Humanística, Científica y Tecnológica.

- Ser centro depositario del acervo documental bibliográfico y no bibliográfico de Venezuela, así como administrar el Archivo Audiovisual de Venezuela, la Hemeroteca y la Mapoteca Nacional.

- Ser responsable del Servicio Nacional de Referencia.

- Ser núcleo coordinador del Sistema Nacional de Bibliotecas Públicas.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Atención de Usuarios en Sala	Usuario Atendido	18.894.627
Atención de Usuarios a Distancia	Usuario Atendido	177.330
Consulta de Obras	Obra Consultada	39.015.263
Enriquecimiento de Colecciones Por Compra	Pieza Adquirida	2.201
Enriquecimiento de Colecciones por Canje y Donaciones	Pieza Ingresada	263.773
Elaboración de Normas	Documento Normativo	6
	Norma Aprobada	6
Prestación de Asesoría	Asesoría Técnica	90

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Preservación y Conservación de Obras Impresas (Obra Antigua y Posterior a 1850)	Obra Preservada Conservada	80.417
Catalogación de libros, Publicaciones Seriadas y Materiales Audiovisuales	Titulo Catalogado	19.500
Preservación de Obras Audiovisuales	Obra Audiovisual	1.200

Fundación Biblioteca Ayacucho

La Fundación Biblioteca Ayacucho es el organismo encargado de editar la Colección Biblioteca Ayacucho y lograr el equilibrio entre calidad y volumen de la producción editorial, a objeto de incrementar el acercamiento de la población a la cultura intelectual latinoamericana.

Los objetivos previstos por esta Fundación para el año 2003 son los siguientes:

* Actualizar y optimizar los procesos de acceso del público a las ediciones públicas para profundizar la democratización del uso de la información.

* Distribuir en concordancia con el MECD, en lo que respecta al Sistema Bibliotecario Escolar, los libros a un menor costo a fin de apoyar la promoción de la lectura.

* Promover y realizar actividades eminentemente culturales entre las cuales se destaca editar los grandes clásicos de la cultura latinoamericana.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Cursos de Formación Literaria	Curso	4
Participación en Eventos Internacionales		
Bautizo de Libros	Evento	8
Charlas, Estudios Latinoaméricanos, participación Internacional del Libro, México, Bogotá y Santo Domingo	Evento	3
Cursos difusión del patrimonio cultural de América Latina	Curso	4
Publicación de libros	Ejemplar	18.500
Elaboración de Manuales de Normas y Procedimientos	Manual	1

Fundación la Casa de Bello

Esta Fundación realiza actividades inherentes a la preservación, conservación y difusión de la obra de Don Andrés Bello y de distinguidos humanistas de su época, así como de investigación, difusión y asesoramiento en el campo de las humanidades. Es además rectora de políticas literarias y de todas aquellas manifestaciones vinculadas a la palabra escrita y oral, derivada de la necesidad expresiva: narrativa, poesía, ensayo, crónica regional, testimonio, literatura infantil e indígena y teatralidad.

Los objetivos planteados por la Casa de Bello para el año 2003 son los siguientes:

• Fomentar las letras con el fin de estimular y difundir la creación literaria.

• Impulsar el área de la poesía, desde la juglar y la cantada hasta la culta, así como promover su publicación en formatos tradicionales y no tradicionales.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Publicación: Historia una Galería para Miraflores	Ejemplar	1.000
Publicación: Cartas a un Joven	Ejemplar	500
Ensayo: Teatralidad	Ejemplar	1.000
Ensayo: Situaciones de la Lengua en Venezuela	Ejemplar	500
Narrativa y Poesía: Antología de la Literatura Infantil de Venezuela	Ejemplar	500
Estimulo a la Poesía	Taller	24
	Seminario	12
	Tertulia	24
	Recital	24
Promoción de la Literatura	Taller	24
	Feria	2
	Tertulia	24
	Seminario	12
Fomento a la Teatralidad	Obra	12
	Seminario	12
	Taller	4

Fundación Casa del Artista

La Casa del Artista está encargada de preservar las condiciones profesionales, técnicas y humanas del Artista, así como desarrollar los procesos de aprendizaje y formación en las distintas áreas del quehacer artístico.

Los objetivos previstos para el año 2003 por la Casa del Artista son:

- Dictar cursos dirigidos a artistas nacionales en el marco del Programa de Asistencia Integral al Artista.

- Brindar asistencia socio económica a artistas nacionales.

- Montar y producir el Programa Musical de Multimedia a Beneficio del Artista Nacional.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Programa Permanentes de Formación y Extensión Profesional (Realizados por terceros en la Casa del Artista)	Curso	16
	Taller	36
Programa Producción Artística de Tercero	Charlas	12
Show Musical	Evento, Espectáculo y Función	32
Espectáculos Teatrales	Evento, Espectáculo y Función	42
Ballet y Danza	Evento, Espectáculo y Función	30

Centro Nacional Autónomo de Cinematografía (CNAC)

El Centro Nacional Autónomo de Cinematografía (CNAC) es el órgano rector de la actividad cinematográfica del país y tiene como objetivos:

- Garantizar el fomento, producción, desarrollo, difusión y protección de la cinematografía nacional y de las obras cinematográficas.

- Promocionar y apoyar la participación de la obra cinematográfica en festivales nacionales e internacionales

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Comercialización Internacional	Comercialización Realizada	7
Comercialización Nacional	Comercialización Realizada	7
Producción de Largometrajes	Largometraje Efectuado	4
Producción de Cortometrajes	Largometraje Efectuado	6

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Financiamiento Montaje de Proyectos	Financiamiento realizado	5
Programa Film Comisión	Proyecto	2
Apoyo Eventos realizados en Venezuela	Apoyo Realizado	3
Campañas Promocionales de Cine	Campaña Efectuada	5
Programa de Relaciones Interinstitucionales	Programa Efectuado	1
Formación Recursos Humanos y Proyectos de Investigación	Proyecto de Investigación	6
Presencia en Encuentros Internacionales	Encuentro Efectuado	70
Premios a la Calidad	Evento	1
Programa IBERMEDIA	Programa	1
Producción de Telefilms	Producción Realizada	2
Coproducciones Minoritarias	Coproducción Realizada	3
Terminación de Proyectos	Proyecto	4

Centro Nacional del Libro (CENAL)

El Centro Nacional del Libro (CENAL) es un instituto autónomo que tiene como objetivos:

- Promocionar, estimular y fomentar el libro y la industria editorial y gráfica venezolana, mediante su comercialización en el circuito internacional de ferias del libro, así como impulsar acuerdos y convenios a favor del intercambio comercial y cultural.

- Democratizar y promover el acceso a la lectura.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Feria Internacional del Libro de Caracas	Evento	1
Asistencia a Ferias Internacionales	Evento	4
Ferias Regionales (Fiestas del Libro)	Evento	4
Encuentro con Asociaciones del Sector	Reunión	12
Registro Nacional de Editores y Otros Sujetos de Ley	Expediente	300
	Seminario	4
	Taller	4
Premiación Mejor Libro del Año	Evento	1

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formular, Coordinar y Articular el Desarrollo de la Política Cultural Nacional Enmarcada en el Plan Estratégico	Trámite Administrativo	1	204.814.254.086
TOTAL			204.814.254.086

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	582.692.417
	- Recursos Ordinarios	511.211.613
	- Gestión Fiscal	71.480.804
4.02	Materiales y Suministros	79.076.000
	- Recursos Ordinarios	79.076.000
4.03	Servicios no Personales	64.625.000
	- Recursos Ordinarios	64.625.000
4.07	Transferencias	204.087.860.669
	- Recursos Ordinarios	113.985.430.253
	- Gestión Fiscal	39.802.430.416
	- Otras Fuentes de Financiamiento	50.000.000.000
	- Programas y Proyectos	300.000.000
TOTAL		204.814.254.086

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos	Presupuesto 2003
Personal Fijo a Tiempo Completo	41	276.610.200
- Directivo	12	114.431.448
- Profesional y Técnico	13	108.911.448
- Personal Administrativo	8	34.843.536
- Obrero	8	18.423.768
TOTAL	41	276.610.200

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos	Presupuesto 2003
I	HASTA - 190.080	6	13.685.760
II	190.081 - 208.400	2	4.738.008
III	208.401 - 258.400	1	2.943.780
IV	258.401 - 308.400		
V	308.401 - 358.400	1	3.990.216
VI	358.401 - 408.400	6	27.909.540
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	2	12.516.840
X	558.401 - 608.400	2	14.541.120
XI	608.401 - 658.400	2	15.330.528
XII	658.401 - 708.400	5	41.996.544
XIII	708.401 - 758.400	1	8.924.292
XIV	758.401 - 808.400	4	37.310.760
XV	808.401 - 858.400	7	71.145.984
XVI	858.401 - 908.400	1	10.390.140
XVII	908.401 Y MÁS	1	11.186.688
	TOTAL	41	276.610.200

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	202.087.860.669
4.07	01	00	00	Transferencias corrientes internas	202.087.860.669
4.07	01	02	00	Transferencias corrientes al sector público	202.087.860.669
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	201.426.860.669
				- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.	
				- Recursos Ordinarios	20.000.000.000
				- A0012 Consejo Nacional de la Cultura (CONAC).	175.256.860.669
				-Entes Tutelados	48.280.000.000
				Recursos Ordinarios	29.027.946.352
				Gestión Fiscal	11.104.400.000
				Otras Fuentes de Financiamiento	8.147.653.648
				-Fondo de Cogestión Cultural	10.000.000.000
				-Fondo de Estimulo Para la Creatividad	4.790.240.000
				-Gastos de Funcionamiento	42.011.146.475
				-Gastos de Programación Área (CONAC)	11.675.474.194
				-Programa de Financiamiento Cultural	55.000.000.000
				-Programas Especiales de Edificaciones Culturales Contemporáneas	3.500.000.000
				- A0301 Fundación Biblioteca Ayacucho	
				- Recursos Ordinarios	1.150.000.000
				- A0342 Fundación La Casa de Bello	
				- Recursos Ordinarios	420.000.000
				- A0375 Fundación Casa del Artista	
				- Recursos Ordinarios	300.000.000
				- A0821 Centro Nacional Autónomo de Cinematografía (C.N.A.C.)	
				- Recursos Ordinarios	3.000.000.000
				- A0829 Centro Nacional del Libro (C.N.L.)	

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- Recursos Ordinarios	1.300.000.000
4.07	01	02	04	Transferencias corrientes a las entidades federales	661.000.000
				- E5200 – Gobernación del Estado Anzoátegui (Festival Internacional de Teatro de Oriente)	
				- Recursos Ordinarios	361.000.000
				- Programas y Proyectos	300.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	2.000.000.000
4.07	01	00	00	Transferencias corrientes internas	2.000.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	2.000.000.000
4.07	01	01	12	Subsidios culturales al sector privado	2.000.000.000
				- S0942 Sociedad Orquesta Sinfónica de Venezuela.	2.000.000.000
				- Recursos Ordinarios	2.000.000.000

PROGRAMA: 07 Programa del Deporte

UNIDAD EJECUTORA: Vice-Ministerio del Deporte

Le corresponde al Viceministerio del Deporte la rectoría de la política deportiva del Estado Venezolano, la cual se enmarca en la directriz estratégica "Garantizar el derecho de la práctica deportiva, recreativa de calidad con sentido de equidad e igualdad para todos".

Es competencia de este Viceministerio el diseño y ejecución de las políticas, planes y programas correspondientes al sector deportivo con fundamento en las políticas nacionales y los lineamientos técnicos y metodológicos emanados de la Oficina Sectorial de Planificación y Presupuesto del Ministerio de Educación Cultura y Deportes (MECD)

Al programa le corresponde propiciar la participación de las organizaciones deportivas y estimular el desarrollo del deporte escolar como un componente esencial de la formación integral del hombre en su proceso de desarrollo de potencialidades y fortalezas físicas e intelectuales que eleven el nivel deportivo del nivel.

Son objetivos de este Programa:

- Enfatizar la finalidad primordial de la educación física como proceso formador, objetivo que se implementa a través de la ejecución del Programa Deporte Escolar.

- Diseñar políticas, directrices y acciones estratégicas a través de programas, proyectos y propuestas que permitan el rediseño curricular de la educación física, la masificación y diversificación del deporte escolar con la finalidad de garantizar el proceso de cambio y optimización de la pirámide deportiva nacional.

- Favorecer el desarrollo psicomotor, de habilidades, destrezas naturales, y preservar la salud y fomentar los valores sociales e individuales.

- Apoyar técnico-administrativamente a las unidades operativas para el desarrollo de los programas deportivos.

- Profundizar en el proceso de masificación de las actividades deportivas, recreativas y para la salud, con la intención de aumentar la participación de la población venezolana en éstas y contribuir así, con su formación integral.

- Incentivar la consolidación de actividades deportivas y recreativas como nuevos deportes, para ampliar la participación de la población.

- Atender y fortalecer a los sectores civiles organizados en materia deportiva, recreativa y para la salud a través del apoyo técnico, financiero y logístico.

- Garantizar que la educación física se realice de forma obligatoria en todos los niveles y modalidades del sistema escolar.

- Dotar de materiales y equipos deportivos a los planteles públicos.

- Reparar y mantener la infraestructura deportiva ubicada en los planteles.

- Capacitar al recurso humano que se desempeña como docente en las áreas de educación física, deporte y recreación en los planteles públicos.

- Reconocer la labor desempeñada por personalidades en el ámbito deportivo, académico a nivel escolar.

- Desarrollar la infraestructura deportiva en los centros de alto rendimiento y otras instalaciones deportivas.

- Brindar apoyo a las unidades operativas que conforman el programa.

- Garantizar la asistencia integral al atleta de Alto Rendimiento.

- Garantizar las condiciones óptimas de los centros de preparación.

- Garantizar el acondicionamiento y dotación de los centros de preparación para un desarrollo deportivo de calidad.

- Apoyar a las Organizaciones deportivas a través de asistencia a cursos y talleres para el mejoramiento profesional.

- Apoyar económicamente a las unidades educativas de formación deportiva.

- Fortalecer a las federaciones en su gestión y organización para una actividad deportiva eficiente.

- Fortalecer a las Federaciones Financieramente para una actividad eficiente.

- Garantizar la asistencia a la participación de una delegación a los juegos.

- Garantizar atención socioeconómica a los Atletas.

- Garantizar todas las condiciones de preparación internacional para ubicar al país en los sitiales del deporte olímpico.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Dotar planteles públicos de materiales deportivos	Plantel	570
Dotar alumnos de uniformes deportivos (Monos, Franelas y Short)	Alumno	3.000

Para el logro de estos objetivos, el Viceministerio cuenta con la adscripción del Instituto Nacional del Deporte (IND)

Instituto Nacional del Deporte (IND)

El objetivo primordial del IND es planificar, formular, dirigir, estimular, coordinar, proteger, supervisar y evaluar las actividades deportivas que se desarrollan en el territorio nacional, así como también fomentar la participación de representantes venezolanos en competencias deportivas internacionales.

En cuanto a los niveles estadal, municipal y parroquial, la competencia está asignada a los órganos que para tales fines sean creados por los poderes públicos de dichas entidades, respectivamente en el marco de las políticas y directrices dictadas por el Viceministerio.

Durante el año 2003, el IND desarrollará los siguientes programas:

Deporte de Rendimiento

Comprende un conjunto de actividades mediante las cuales se persigue mejorar el rendimiento deportivo competitivo, a través de un proceso de entrenamiento sistemático y organizado hasta alcanzar niveles superiores. En tal sentido, este programa se relaciona con la organización y gerencia para que los deportistas logren rendimiento superior en la participación en los eventos deportivos. Los atletas con mejores condiciones, persiguen la incorporación a las diferentes selecciones deportivas, estadales y nacionales, con el fin de representar exitosamente a su estado y país, en las confrontaciones deportivas de mayor nivel, tanto en el ámbito nacional, como internacional.

Los Juegos Deportivos Nacionales son la actividad deportiva nacional más importante para medir el nivel de desarrollo y el grado de masificación en materia deportiva en los estados. El desarrollo de la actividad es fundamental, considerando que es parte de un desempeño a corto, mediano y largo plazo de cada uno de los niños, niñas, adolescentes y adultos que intervienen en los Juegos nacionales.

El deporte de alto rendimiento deportivo venezolano, ha incrementado en los últimos años su capacidad competitiva en algunos deportes, manifestado en competencias de menos envergadura como los Juegos Bolivarianos, en los cuales se conservó el primer lugar y los Centroamericano y del Caribe, donde se ha obtenido lugares importantes.

Para lograr un resultado definitivo de alto nivel, se tiene previsto para el año 2003 lo siguientes objetivos:

- Mantener el apoyo técnico y financiero a la organización y realización de los Juegos Deportivos Nacionales.

- Continuar con el apoyo a los centros de detección de talentos deportivos.

- Continuar con el programa de Financiamiento a las Federaciones Deportivas Nacionales, a fin de garantizar la preparación y participación de las Selecciones Nacionales en los Juegos Deportivos Panamericanos, enmarcados en el ciclo olímpico.

- Continuar brindándole asistencia social a los Atletas de Alto Rendimiento considerando la necesidad de garantizarles el estudio en todo los niveles.

Deporte para Todos

La Constitución de la República Bolivariana de Venezuela en su artículo 111, señala que todos los ciudadanos tienen derecho al deporte y la recreación. En este sentido, el Deporte Para Todos, es uno de los pilares fundamentales en la promoción de políticas y programas, actividad física y salud, deporte al aire libre, nuevos deportes, entre otros, dirigidos a la población que no participa en actividades de tipo competitivo de rendimiento.

Este programa lo constituyen un conjunto de actividades físicas diversas realizadas permanentemente con propósito recreativos o de acondicionamiento físico estético por grandes grupos poblacionales de toda las edades, sexos y procedencia social, con la finalidad de regular, estimular y garantizar la actividad deportiva en todos los sectores del país, concebido como una política social para el mejoramiento de la calidad de vida de todos los venezolanos

Educación Física y Deporte Escolar

La Educación Física y el Deporte Escolar son aspectos fundamentales en el proceso de formación de los niños y jóvenes adolescentes de diferentes niveles y modalidades del sistema escolar venezolano.

Le corresponde a este programa, estructurar niveles de coordinación y supervisión que permitan enfatizar la finalidad de la educación física como proceso formador, así como diseñar políticas, directrices y acciones estratégicas a través de programas, proyectos y propuestas que permitan el diseño curricular de la educación física, la manifestación y diversificación del deporte escolar con la finalidad de garantizar el proceso de cambio y optimización de la pirámide deportiva nacional.

Programa Instalaciones Deportivas

Programa que se encarga de desarrollar y ejecutar los proyectos de instalaciones deportivas a nivel nacional, así como también el buen funcionamiento de los centros de alto rendimiento, asesorar a los entes deportivos descentralizados en el área, elaboración de normas técnicas y procedimientos para el diseño, construcción y mantenimiento de instalaciones deportivas y la inspección para su cumplimiento.

A través de él, se desarrolla la infraestructura deportiva existente en el país, mediante la construcción, mantenimiento y reparación de las mismas, haciendo énfasis en los centros de alto rendimiento destinados a la alta competencia y el acondicionamiento de canchas múltiples de uso masivo.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Deportes para Todos Atención a Organizaciones de nuevos deportes	Organización Atendida	8
Apoyo financiero a entes municipales para la ejecución de actividades deportivas	Ente Municipal Apoyado	200
Deporte de Rendimiento		
Apoyo económico para la realización y organización de los juegos deportivos nacionales	Juego Deportivo Nacional Realizado	12
Becas y dotación de material deportivo a atletas de alto rendimiento nivel	Atleta Beneficiado	1.500

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Apoyo económico para la realización y organización de los juegos deportivos nacionales	Juego Deportivo Nacional Realizado	12
Financiamiento del Fondo de Protección al Atleta	Transferencia Realizada	4
Participación de la delegación venezolana en los Juegos Panamericanos	Delegación Apoyada	1
Financiamiento del Fondo de Protección al Atleta	Transferencia Realizada	4
Asistencia alimentaria y alojamiento para Atletas y Entrenadores de Alto Rendimiento	Atleta/Entrenador Asistido	1.500
Financiamiento del Fondo de Protección al Atleta	Transferencia Realizada	4
Participación de la delegación venezolana en los Juegos Panamericanos	Delegación Apoyada	1
Organización de los Primeros Juegos Inter-Unidades Educativas de Formación Deportiva	Juego Organizado	1
Apoyo financiero a Eventos Nacionales e Internacionales con Participación de las Federaciones	Evento Nacional	500
	Evento Internacional	420
Atención logística y financiera a Atletas Esperanzas Olímpicas	Atleta Atendido	50
Mantenimiento de infraestructura deportiva - Centro de Alto Rendimiento La Rinconada - Velódromo	Obra Mantenida	12
Reparación de Canchas Deportivas	Cancha Reparada	650
Techado de Canchas Deportiva	Cancha Techada	24

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Educación Física y Deporte Escolar		
Realización de los Festivales de Educación Especial, Preescolar, I Etapa y Diversificado Profesional	Festival	96
Dotación de material didáctico recreativo a Planteles de Preescolar	Plantel	960

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formular, Coordinar y Articular las Acciones Referidas a la Política Deportiva Nacional, Estadal y Municipal	Trámite Administrativo	1	131.585.337.450
TOTAL			**131.585.337.450**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.078.702.381
	- Recursos Ordinarios	924.712.215
	- Gestión Fiscal	153.990.166
4.02	Materiales y Suministros	511.550.000
	- Recursos Ordinarios	511.550.000
4.07	Transferencias	129.995.085.069
	- Recursos Ordinarios	62.672.654.653
	- Gestión Fiscal	47.322.430.416
	- Otras Fuentes de Financiamiento	20.000.000.000
	TOTAL	**131.585.337.450**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	83	580.643.352
- Directivo	9	83.886.120
- Profesional y Técnico	53	416.978.652
- Personal Administrativo	21	79.778.580
TOTAL	**83**	**580.643.352**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.943.780
IV	258.401 - 308.400	9	31.754.316
V	308.401 - 358.400	7	26.945.352
VI	358.401 - 408.400	4	18.135.132
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	11	68.842.620
X	558.401 - 608.400	7	49.172.220
XI	608.401 - 658.400	14	107.313.696
XII	658.401 - 708.400	13	110.281.236
XIII	708.401 - 758.400	2	17.848.584
XIV	758.401 - 808.400	7	65.766.228
XV	808.401 - 858.400	6	60.063.360
XVI	858.401 - 908.400	1	10.390.140
XVII	908.401 Y MÁS	1	11.186.688
TOTAL		83	580.643.352

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	129.995.085.069
4.07	01	00	00	Transferencias corrientes internas	109.969.766.769
4.07	01	02	00	Transferencias corrientes al sector público	109.969.766.769
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	109.969.766.769
				- A0049 Instituto Nacional de Deportes (I.N.D.).	109.969.766.769
				- Recursos Ordinarios	50.167.336.353
				- Gestión Fiscal	39.802.430.416
				- Otras Fuentes de Financiamiento	20.000.000.000
4.07	02	00	00	Transferencias de capital internas	20.025.318.300
4.07	02	02	00	Transferencias de capital al sector público	20.025.318.300
4.07	02	02	02	Transferencias de capital a los entes descentralizados	20.025.318.300
				- A0049 Instituto Nacional de Deportes (I.N.D.).	20.025.318.300
				- Gestión Fiscal	7.520.000.000
				Centro Nacional de Boliche Mampote	2.320.000.000
				Complejo Deportivo Velódromo Teo Capriles	2.000.000.000
				Estadio Nacional Brígido Iriarte	820.000.000
				Otros Centros Deportivos	2.380.000.000
				- Recursos Ordinarios	12.505.318.300
				Otros Proyectos de Inversión	12.505.318.300

PROGRAMA: 98 ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO

UNIDAD EJECUTORA: Dirección General de Coordinación de Institutos Autónomos, Fundaciones y Asociaciones Públicas del Sector Educativo

Para el año 2003 las asignaciones de los entes descentralizados adscritos al Ministerio de Educación, Cultura y Deportes, permitirán la ejecución de las actividades que se describen en cada uno de los organismos que se mencionan a continuación:

- Instituto Nacional de Cooperación Educativa (INCE).
- Fundación de Edificaciones y Dotaciones Educativas (FEDE).
- Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC).
- Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).

Instituto Nacional de Cooperación Educativa (INCE)

El Instituto Nacional de Cooperación Educativa (INCE), busca lograr bajo la tutela del Estado y con la colaboración de patronos y trabajadores de los sectores productivos de bienes y servicios, una eficiente formación y capacitación continua de la fuerza laboral, complementando la educación recibida en el sistema formal. El INCE, como órgano rector de la formación profesional del país, tiene como objetivo:

- Formar y capacitar de manera integral a la fuerza laboral que demandan los sectores productivos, orientando la formación hacia el empleo en aras de la competitividad, contribuyendo así con el desarrollo social, económico y tecnológico.

Para el logro de este objetivo, el INCE se plantea durante el año 2003:

- Egresar participantes formados en las áreas: Agrícola, Industrial, Comercial, Construcción, Metalminero, Textil y Turismo, ubicados en las Unidades de Producción que conforman las 26 Asociaciones Civiles del Instituto; así como también en el área automotriz, del Centro de Mecánica Automotriz (CEMA).

- Egresar participantes a través de la ejecución de los convenios: INCE Militar; INCE-INVECAPI; INCE-Consetransporte; INCE-Ministerio del Interior y Justicia; INCE- Comunidad Europea.

- Modernizar las unidades operativas, dotándolas y actualizándolas de los recursos tecnológicos apropiados para la formación y capacitación de los participantes INCE.

- Fortalecer el Proyecto de Modernización a nivel nacional, actualizando el recurso humano, en técnicas relacionadas con los procesos de evaluación y supervisión del aprendizaje y avances tecnológicos.

- Consolidando la plataforma tecnológica e informática de la Institución.

- Establecer alianzas estratégicas con organismos internacionales a fin de desarrollar y fortalecer el intercambio tecnológico, tales como los convenios INCETEC y PROJUVENDES, ambos con la Comunidad Europea.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Total de Participantes, Cursos y Horas Curso	Curso Hora Curso Participante	81.897 13.759.124 1.449.736
Acción Directa	Curso Hora Curso Participante	30.154 4.911.920 472.565
Formación de Centro y Unidades Móviles	Curso Hora Curso Participante	21.589 3.935.284 349.736
Asociaciones Civiles Regionales	Curso Hora Curso Participante	14.345 3.001.645 259.089
Asociaciones Civiles Sectoriales	Curso Hora/Curso Participante	7.244 933.639 90.647
Acción Social Inter-Institucional	Curso Hora curso Participante	1.627 347.647 26.650
Formación Industrial Incecema	Curso Hora curso Participante	214 60.830 2.373
Formación INCE Transporte	Curso Hora curso Participante	120 1.622 1.364
Formación en Empresas	Curso Hora curso Participante	3.721 168.978 50.872

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Formación de micros pequeños y medianos empresarios (Cep/Cefe)	Curso Hora curso Participante	213 14.898 3.210
Formación profesional por con-venios regionales y sectoriales	Curso Hora curso Participante	2.670 382.661 38.360
Acción indirecta	Participante	77.435
Programa de formación delegada a las empresas (deducciones)	Participante	72.693
Desarrollo del aprendizaje en la empresa (DAE)	Participante	4.742

Fundación de Edificaciones y Dotaciones Educativas (FEDE)

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), es una institución que, en coordinación con el Viceministerio de Asuntos Educativos, los Gobiernos Regionales, locales y otros organismos públicos y privados, atienden las necesidades de la planta física educativa en el ámbito nacional, promocionando y ejecutando programas de construcción, ampliación, reparación, mantenimiento y dotación de planteles, propiciando así el desarrollo del proceso de enseñanza en un ambiente seguro y confortable.

Los objetivos de la Institución para el año 2003 son los siguientes:

- Atender la planta física educativa nacional para garantizar espacios físicos funcionales y confortables

- Garantizar el equipamiento idóneo y necesario para el buen funcionamiento de la planta física educativa.

- Lograr alianzas estratégicas con organismos públicos y privados con la finalidad de obtener otras fuentes de financiamiento que contribuyan a la atención de la planta física educativa.

- Investigar y desarrollar técnicas que permitan construir edificaciones educativas duraderas, seguras y confortables.

- Brindar asesoría técnica en el área de diseño de edificaciones educativas a organismos que lo requieran.

- Garantizar el óptimo funcionamiento de los inmuebles educativos en cuanto a servicios básicos.

Para el logro de estos objetivos, las principales acciones a desarrollar son:

- Atender los planteles que necesiten rehabilitación o reparación de su infraestructura.

- Dotar planteles de mobiliario y equipo escolar.

- Atender planteles por Mantenimiento Preventivo y Seguridad Escolar.

- Diseñar y construir planteles para coadyuvar con el objetivo institucional de ampliación de cobertura educativa.

- Adquirir y arrendar inmuebles para fines educativos.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
• Construcción de Preescolares	Plantel	9
• Rehabilitación	Plantel	626
• Mantenimiento Preventivo	Plantel	1.370
• Dotación de Unidades Móviles de Mantenimiento y Seguridad	Plantel	1.000
• Rehabilitación de Escuelas Técnicas	Plantel	30
• Rehabilitación de Escuelas Bolivarianas	Plantel	108
• Construcción de Escuelas Bolivarianas	Plantel	21
• Rehabilitación y ampliación de Edificaciones Educativas de los niveles preescolar, básica, media diversificada y profesional y de educación especial	Plantel	246
• Dotación De Mobiliario Es-Colar	Plantel	780

Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

El Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC) es una Fundación cuya finalidad es mejorar los métodos y medios de enseñanza, para que, tanto docentes como alumnos, desarrollen una actitud investigadora y creadora. Su ámbito de acción incluye los Niveles de Educación Básica, Media Diversificada y Profesional, siendo sus objetivos:

- Diseñar y elaborar recursos para el aprendizaje con dotación a planteles a objeto de facilitar y complementar la labor del docente en el aula.

- Desarrollar un programa de formación permanente a distancia para los docentes en servicio utilizando tecnologías de la información y la comunicación.

- Incrementar la atención al docente de ciencias mediante la optimización de los servicios del centro de documentación y la implementación de los servicios de la red escolar de telecomunicaciones.

- *Desarrollar actividades de ciencias recreativas de carácter interactivo y lúdico en lugares públicos para la difusión y el aprendizaje no formal de la ciencia y la tecnología, con la participación activa de la ciudadanía.*

- Promover y realizar actividades para despertar el interés y la vocación de los jóvenes por la ciencia y la tecnología.

Las principales acciones a desarrollar durante el 2003 son:

- Realizar un diagnóstico sobre las necesidades técnico-cognoscitivas de los docentes de ciencia a nivel nacional en el marco del programa de talleres de formación permanente.

- Dotar planteles de revistas periódicas y material didáctico publicados por el CENAMEC.

- Elaborar prototipos de textos de ciencias de la tierra y recursos para el aprendizaje.

- Realizar los certámenes de las Olimpíadas Científicas.

- Diagnosticar las necesidades técnico-cognoscitivas del docente de ciencias.

- Elaborar talleres y dictar conferencias a los docentes de ciencias.

- Fortalecimiento del centro de documentación y de la red escolar de telecomunicaciones para la atención de los usuarios.

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Talleres de Actualización para Docentes .	Taller	82
Prototipos para la Enseñanza Experimental de la Ciencia	Prototipo	13
Elaboración de Textos, Guías y Problemarios para los Alumnos	Texto	7
Programas Radiales Vida y Ciencia e Infancia y Futuro	Programa Radial	92
Dotación de Escuelas con Recursos para el Aprendizaje producido por CENAMEC	Escuela Dotada	203
Dotación de Escuelas con Libros de Texto para la Educación Media, Diversificada y Profesional producidos por el CENAMEC	Escuela Dotada	10
Asesorías a Alumnos y Profesores para Trabajos Especiales, Teóricos Experimentales a Alumnos y Profesores para Estimular y Reforzar la Creatividad	Asesoría	131

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

El IPASME, instituto cuya labor está orientada a la protección social y mejoramiento de las condiciones de vida de sus afiliados y beneficiarios. La institución tiene como objetivo fundamental:

- Optimizar la prestación de los diferentes servicios que brinda a sus afiliados, siendo éstos: Atención médico-odontológica; Créditos personales e hipotecarios; Servicios recreativos en instalaciones turísticas, excursiones, eventos culturales y deportivos.

Las principales acciones a desarrollar durante el 2003 implica poner en marcha los siguientes programas:

- Programa Asistencial, mediante el cual se prestará asistencia médica y odontológica a nivel nacional a los afiliados y sus familiares.

- Programa Crediticio que comprende préstamos hipotecarios y préstamos personales, de acuerdo a lo establecido en sus estatutos.

- Programa Cultura y Recreación, que se encarga del desarrollo y promoción de los aspectos culturales, recreativos y deportivos del personal del IPAS-ME.

- Programa de Atención Integral al Afiliado, a través del cual se indemniza al personal del MECD por concepto de Hospitalización, Cirugía y Maternidad.

- Programa Obras y Servicios, que se encarga de mantener y conservar en funcionamiento las sedes del IPAS-ME.

Así mismo, las metas más relevantes a emprender por los programas mencionados, son las siguientes:

Programa Asistencial

Se atenderá mediante el Programa Médico – Odontológico a los afiliados y beneficiarios del Instituto en el ámbito nacional, estableciéndose las siguientes metas:

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Atención Permanente	Programa Médico Odontológico	105.307
Medicina General	Programa Médico Odontológico	696.518
Especialidades Medicas	Programa Médico Odontológico	1.740.187
Bioanálisis	Programa Médico Odontológico	545.080
Servicio Médico Indirecto	Programa Médico Odontológico	11.066
Cirugía Ambulatoria	Programa Médico Odontológico	8.458
Jornada de Inmunización	Jornada	30.000

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Creación Nuevos Servicios	Mamografía	10
	Bacteriología	8
	Endodoncia	5
	Periodoncia	6 2
	Bacteriología	8
	Endodoncia	5
	Periodoncia	2
Convenio con el Hospital Clínico Universitario	Afiliado	150

Programa Crediticio

A través de este programa se pretende atender la población de afiliados, mediante la concesión de 29.500 préstamos personales e hipotecarios de acuerdo a lo establecido en el Estatuto Orgánico y las disposiciones del Reglamento de Créditos del Instituto. En este sentido se estima para el año 2003 alcanzar las metas siguientes:

METAS

DENOMINACIÓN	UNIDAD DE MEDIDA	PROGRAMADAS 2003
Créditos Personales	Créditos	24.500
Créditos Hipotecarios	Créditos	3.500
Créditos Vehículos	Créditos	500
Créditos Turísticos	Créditos	1.000
TOTAL		**29.500**

Programa Atención Integral al Afiliado

El Programa "Atención Integral al Afiliado", tiene como objetivos fundamentales, la tramitación y cancelación de las solicitudes de indemnización por concepto de las cláusulas del convenio Interadministrativo del personal del Ministerio de Educación, Cultura y Deportes; del Seguro de Hospitalización, Cirugía y Maternidad.

Programa Obras y Servicios

A través de este programa se pretende apoyar la gestión del Instituto, en lo que respecta a mantener y conservar en funcionamiento las Sedes del IPASME, tanto a nivel central como regional, accionando la conservación, ampliación, reparación, mantenimiento y mejoras de la infraestructura institucional, incluyendo el suministro de repuestos y equipos de transporte, tracción, elevación, telecomunicaciones y de aire acondicionado; de modo que permitan la prestación de los servicios médico-asistenciales, crediticio y recreativos, en las mejores condiciones físicas.

Sobre la base de lo anterior, para el año 2003 se aspira fortalecer la infraestructura existente a través de la contratación de empresas de mantenimiento especializadas, así como también efectuar las ampliaciones y acondicionamientos que se determinen necesarios, en función de un Plan Nacional de Evaluación de las Instalaciones. Adicionalmente se programó iniciar la construcción de Sedes propias para Maracay, Valera, Mérida y Tinaquillo, y la Segunda Etapa de Rubio

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar Organismos de los Entes Descentralizados sin fines Empresariales, Adscritos al Ministerio de Educación, Cultura y Deportes	Trámite Administrativo	1	238.299.860.820
TOTAL			**238.299.860.820**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	238.299.860.820
	- Recursos Ordinarios	138.497.430.404
	- Gestión Fiscal	39.802.430.416
	- Programas y Proyectos	10.000.000.000
	- Otras Fuentes de Financiamiento	50.000.000.000
	TOTAL	**238.299.860.820**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	238.299.860.820
4.07	01	00	00	Transferencias corrientes internas	124.434.660.820
4.07	01	02	00	Transferencias corrientes al sector público	124.434.660.820
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	79.791.360.820
				- A0046 Instituto Nacional de Cooperación Educativa (I.N.C.E.).	41.858.400.000
				-Gastos de Funcionamiento	
				Recursos Ordinarios	31.858.400.000
				-Programa de Modernización	
				Programas y Proyectos	10.000.000.000
				- A0323 Fundación de Edificaciones y Dotaciones Educativas (F.E.D.E.).	35.967.800.000
				-Deudas Servicios Básicos	
				Recursos Ordinarios	5.000.000.000
				-Gastos de Funcionamiento	
				Recursos Ordinarios	10.286.100.000
				-Gastos del Sistema Educativo	
				Recursos Ordinarios	20.681.700.000
				- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	1.965.160.820
				Recursos Ordinarios	1.965.160.820
4.07	01	02	03	Transferencias corrientes a las instituciones de seguridad social	44.643.300.000
				- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).	44.643.300.000
				-Gastos de Funcionamiento	
				Recursos Ordinarios	44.643.300.000
4.07	02	00	00	Transferencias de capital internas	113.865.200.000
4.07	02	02	00	Transferencias de capital al sector público	113.865.200.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	113.865.200.000
				- A0323 Fundación de Edificaciones y Dotaciones Educativas (F.E.D.E.).	113.865.200.000
				-Gastos de Inversión	113.865.200.000
				- Recursos Ordinarios	24.062.769.584
				- Gestión Fiscal	39.802.430.416
				- Otras Fuentes de Financiamiento	50.000.000.000

Ministerio
del Trabajo

MINISTERIO DEL TRABAJO

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

En concordancia con el Artículo 11 de la Ley Orgánica de la Administración Central, le corresponde al Ministerio la formulación de las políticas laborales del país, la planificación, coordinación, promoción y fomento del empleo productivo, el derecho a la organización sindical y obligatoriedad de funcionamiento de los sindicatos, garantía del salario mínimo vital, universalidad de la Seguridad Social, admisión y ampliación de los derechos del anciano y el discapacitado. Así mismo, le corresponde asistir al trabajador con la finalidad de contribuir con su bienestar a través del mejoramiento de las condiciones de trabajo de los sectores laborales.

En relación a su política presupuestaria el Ministerio está orientado a consolidar su papel de mediador en las relaciones laborales entre trabajadores y empleadores, a través de las negociaciones colectivas de trabajo, se busca optimizar el trabajo productivo, mediante políticas de capacitación para el trabajo.

Por otra parte, para garantizar el ejercicio de los derechos laborales de los trabajadores se pretende modernizar su estructura desde el punto de vista organizacional, procedimental y operativa, de igual manera se propone fortalecer y modernizar las agencias de empleo y continuar con el fortalecimiento del mercado de trabajo. Con la finalidad de ofrecerle un mejor servicio de atención al público, mediante el equipamiento tecnológico a objeto de cubrir las demandas de los trabajadores, sindicatos, empresarios y usuarios de las Inspectorías del Trabajo, Procuradurías de Trabajadores y Agencias de Empleo que buscan solución a sus problemas laborales.

Con miras a mejorar la calidad de los servicios que presta el Ministerio en cuanto a la protección del trabajador en su medio ambiente de trabajo, se le brindará el apoyo necesario al Instituto Nacional de Prevención, Salud y Seguridad Laborales, asimismo se continuará con la adquisición de sedes, reparación y remodelación de la infraestructura a nivel Nacional.

Por otra parte, cabe señalar que se continuará con la formación, actualización y calificación del recurso humano, con la finalidad de fortalecer las capacidades del funcionario para el desempeño eficiente de sus labores en beneficio de la institución.

METAS Y VOLÚMENES DE TRABAJO (EN BOLÍVARES)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formular y dirigir políticas, recibir cuentas del Viceministro, asesores y demás directores	Reunión y/o Punto de Cuenta	500	516.949.102
Coordinación, supervisión, gestión y control administrativo de las actividades inherentes al Despacho	Reunión y/o Punto de Cuenta	300	816.901.407
Fiscalización, control de gestión de las actividades del Ministerio	Informe Técnico	300	336.877.071
Planes inherentes a las políticas del Ministerio y su vinculación con el presupuesto	Plan Presupuesto	300	252.504.570
Asesoría legal en materia laboral	Asesoría	300	365.982.161
Administración de personal	Análisis Expediente	10.000	24.532.390.328
Estadísticas laborales y registros e información de datos	Registro de Servicio	2.000	2.095.926.166
Administración general de servicios	Servicio	3.500	11.773.869.868

METAS Y VOLÚMENES DE TRABAJO (EN BOLÍVARES)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Atención maternal y preescolar	Niño Atendido	80	129.777.749
Organizar y coordinar la agenda de las actividades nacionales e internacionales del Ministerio y demás dependencias	Agenda	800	403.429.433
Negociaciones colectivas y organizaciones Sindicales	Convención/Registro	571	817.041.402
Conciliación y arbitraje	Pliego Presentado	48	60.895.170
Políticas en materia de seguridad social y de higiene y seguridad industrial	Proyecto	10	349.981.399
Recreación a los trabajadores y sus familiares	Alojamiento/Año	40.000	9.753.479.214
Asistencia técnica para el cumplimiento de la normativa de las condiciones y medio ambiente del trabajo	Asistencia Técnica	4.000	3.500.000.000
Protección social ante riegos y contingencias del trabajador	Beneficiario	6.700.000	1.599.002.020.786
Intermediación laboral	Inscrito/Colocado	3.500	2.457.014.748
Atención de causas laborales	Juicio Atendido	67.309	2.814.312.482
Inspección, negociación colectiva y organizaciones sindicales locales	Visita/Registro	25.000	10.373.146.944
TOTAL			**1.670.352.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	41.224.607.855
02	Relaciones Trabajador Empleador	877.936.572
03	Seguridad Social	1.612.605.481.399
04	Empleo	2.457.014.748
05	Defensa de los Trabajadores	2.814.312.482
06	Supervisión e Inspección del Trabajo	10.373.146.944
	TOTAL	**1.670.352.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	36.000.000.000
	- Recursos Ordinarios	28.647.280.972
	- Gestión Fiscal	7.352.719.028
4.02	Materiales y Suministros	6.000.000.000
	- Recursos Ordinarios	5.001.343.686
	- Gestión Fiscal	898.656.314
	- Programas y Proyectos	100.000.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	100.000.000
4.03	Servicios no Personales	8.000.000.000
	- Recursos Ordinarios	6.775.682.635
	- Gestión Fiscal	411.917.365
	- Programas y Proyectos	812.400.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	812.400.000
4.04	Activos Reales	4.547.000.000
	- Recursos Ordinarios	3.317.140.361
	- Gestión Fiscal	142.259.639
	- Programas y Proyectos	1.087.600.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	1.087.600.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	50.000.000
4.07	Transferencias	1.615.755.500.000
	- Recursos Ordinarios	1.106.914.052.346
	- Gestión Fiscal	126.120.747.654
	- Programas y Proyectos	6.970.000.000
	• Recuperación del Patrimonio del INCRET, Turismo Social, Cultura y Recreación	4.000.000.000
	• Automatización de los Procesos de Control	600.000.000
	• Ampliación y Equipamiento del Area de Terapia Intensiva del Hospital "Dr. Luis Ortega" de Porlamar, MT. IVSS	1.370.000.000
	• Ampliación y Equipamiento de las Areas de Emergencia Adulto y Pediátrico del Hospital "Dr. Luis Ortega" de Porlamar, MT. IVSS	1.000.000.000
	- Otras Fuentes de Financiamiento	375.750.700.000
TOTAL		**1.670.352.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.455	11.897.537.764
- Directivo	88	792.091.836
- Profesional y Técnico	945	6.205.254.956
- Personal Administrativo	1.022	3.405.193.014
- Obrero	400	1.494.997.958
Personal Fijo a Tiempo Parcial	14	43.296.888
- Personal Médico	14	43.296.888
Personal Contratado	32	307.200.000
- Empleado	32	307.200.000
TOTAL	**2.501**	**12.248.034.652**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	55	124.175.568
II	190.081 - 208.400	98	239.140.187
III	208.401 - 258.400	481	1.367.414.713
IV	258.401 - 308.400	497	1.684.331.709
V	308.401 - 358.400	153	599.577.578
VI	358.401 - 408.400	120	549.841.132
VII	408.401 - 458.400	232	1.224.201.700
VIII	458.401 - 508.400	232	1.342.887.716
IX	508.401 - 558.400	155	979.828.483
X	558.401 - 608.400	88	608.599.496
XI	608.401 - 658.400	105	791.522.284
XII	658.401 - 708.400	56	457.011.441
XIII	708.401 - 758.400	72	629.298.751
XIV	758.401 - 808.400	55	521.878.082
XV	808.401 - 858.400	43	424.000.031
XVI	858.401 - 908.400	20	213.616.502
XVII	908.401 Y MÁS	39	490.709.279
TOTAL		**2.501**	**12.248.034.652**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0051	Instituto para la Capacitación y Recreación de los Trabajadores (INCRET).	9.753.479.214
A0055	Instituto Venezolano de los Seguros Sociales (I.V.S.S.).	1.599.002.020.786
A0176	Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	3.500.000.000
	TOTAL	**1.612.255.500.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	13.680.001
4.07	01	00	00	Transferencias Corrientes Internas	3.680.001
4.07	01	01	00	Transferencias Corrientes al Sector Privado	3.680.001
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	3.680.001
				- S0412 Federación de Jubilados y Pensionados de la Administración Pública (FEVEJUPE).	213.000
				- S1128 Fundación para los Derechos Humanos.	1.067.001
				- S1504 Asociación de Jubilados y Pensionados del Ministerio de Trabajo	2.400.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	10.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	10.000.000
				- S0282 Comité de Damas del Ministerio del Trabajo (CODATRA).	10.000.000

PROGRAMA: 01 ACTIVIDADES CENTRALES

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Para el logro del Plan Estratégico de las unidades sustantivas, el Ministerio del Trabajo necesita apoyarse en las siguientes actividades: Administración, Legal, Control, Planificación y Presupuesto, Estadística e Informática y Personal, que son la base fundamental para el óptimo funcionamiento de estas unidades, por medio del manejo de los servicios administrativos y financieros, la correcta utilización de la asignación presupuestaria, velar por que todas sus normas y procedimientos estén enmarcados dentro de la legislación establecida, garantizando la seguridad jurídica, vigilancia y fiscalización de los ingresos, gastos y bienes públicos, gestión presupuestaria, programática y organizacional cónsonas con los objetivos y metas previstas por el Ministerio, equipamiento y soporte tecnológico para el manejo de los sistemas de información, organización y comunicación, así como la formación, actualización y calificación del recurso humano.

Para lograr estos objetivos del programa 01, nos apoyaremos en la:

- Conservación y reparación de sedes modernizadas en el periodo 1999-2002, adquisición de nuevas sedes de unidades desconcentradas (Inspectorías de Trabajos, Agencias de Empleos y Procuraduría de Trabajadores), arrendamiento de sede de las nuevas coordinaciones zonales (Occidente, Centro Occidental y Nororiental), adquisición de una central telefónica destinada a ahorrar costos operativos en la sede principal.
- Red informática (equipos de computación)
- Capacitación y adiestramiento de los funcionarios públicos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formular y dirigir políticas, recibir cuentas del Viceministro, asesores y demás directores	Reunión y/o punto de cuenta	500	516.949.102
Coordinación, supervisión, gestión y control administrativo de las actividades inherentes al Despacho	Reunión y/o punto de cuenta	300	816.901.407
Fiscalización, control de gestión de las actividades del Ministerio	Informe técnico	300	336.877.071
Planes inherentes a las políticas del Ministerio y su vinculación con el presupuesto	Plan presupuesto	300	252.504.570
Asesoría legal en materia laboral	Asesoría	300	365.982.161
Administración de personal	Análisis expediente	10.000	24.532.390.328
Estadísticas laborales y registros e información de datos	Registro de servicio	2.000	2.095.926.166
Administración general de servicios	Servicio	3.500	11.773.869.868
Atención maternal y preescolar	Niño atendido	80	129.777.749
Organizar y coordinar la agenda de las actividades nacionales e internacionales del Ministerio y demás dependencias	Agenda	800	403.429.433
TOTAL			41.224.607.855

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	22.012.621.014
	- Recursos Ordinarios	16.687.745.040
	- Gestión Fiscal	5.324.875.974
4.02	Materiales y Suministros	4.571.700.718
	- Recursos Ordinarios	3.673.044.404
	- Gestión Fiscal	898.656.314
4.03	Servicios no Personales	6.546.966.124
	- Recursos Ordinarios	6.099.420.237
	- Gestión Fiscal	277.145.887
	- Programas y Proyectos	170.400.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	170.400.000
4.04	Activos Reales	4.547.000.000
	- Recursos Ordinarios	3.317.140.361
	- Gestión Fiscal	142.259.639
	- Programas y Proyectos	1.087.600.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	1.087.600.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	50.000.000
4.07	Transferencias	3.496.319.999
	- Recursos Ordinarios	2.815.736.560
	- Gestión Fiscal	680.583.439
	TOTAL	**41.224.607.855**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	551	2.910.752.138
- Directivo	53	464.595.012
- Profesional y Técnico	131	1.005.701.280
- Personal Administrativo	180	720.675.240
- Obreros	187	719.780.606
Personal Contratado	32	307.200.000
- Empleados	32	307.200.000
TOTAL	**583**	**3.217.952.138**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	10.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	10.000.000
4.07	99	01	00	Transferencias corrientes diversas	10.000.000
				- S0282 Comité de Damas del Ministerio del Trabajo (CODATRA).	10.000.000

PROGRAMA: 02 RELACIONES TRABAJADOR EMPLEADOR

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Ella se ejecuta a través de la Dirección General del Trabajo, cuya política enmarcada en la ampliación y extensión del disfrute de los derechos de sindicalización y negociación colectiva y solución pacífica de los conflictos colectivos, mejoramiento de la calidad de las organizaciones sindicales y de la negociación colectivas. En tal sentido, se tramitarán, los pliegos conciliatorios y conflictivos conforme a lo estipulado en la Constitución de la República Bolivariana de Venezuela, que garantiza el derecho a la negociación colectiva. La misma se desarrollará bajo tres formas particulares: Convenciones Colectivas del Sector Público, contar que se discutirá en función del estudio económico realizado por los Ministerios de Finanzas y de Planificación y Desarrollo y contará con la intervención de la Procuraduría General de la República.

Por su parte la Convención Colectiva del Sector Privado se iniciará con la presentación del proyecto por parte de la organización sindical y los demás recaudos exigidos por la Ley y, por último, la Reunión Normativa Laboral referida a una rama o sector de actividad económica solicitada por las partes.

A través de este programa, se desarrollará y favorecerá el fortalecimiento del movimiento sindical y asegurará la mejor realización de las funciones de las organizaciones de trabajadores.

Al ejecutar las políticas directamente con las unidades desconcentradas en el ámbito Nacional, se logrará la uniformidad de la aplicación de la legislación laboral, en su interpretación con los diversos supuestos de hechos, por lo que se desarrollará una política laboral acorde a la resolución de los problemas y conflictos laborales que se presente en la realidad, teniendo como órgano de ejecución a las Inspectorías del Trabajo distribuidas en todo el Territorio Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Negociaciones Colectivas y Organizaciones Sindicales	Convencion/registro	571	817.041.402
Conciliación y Arbitraje	Pliego presentado	48	60.895.170
TOTAL			**877.936.572**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	502.374.849
	- Recursos Ordinarios	420.816.273
	- Gestión Fiscal	81.558.576
4.02	Materiales y Suministros	128.784.784
	- Recursos Ordinarios	28.784.784
	- Programas y Proyectos	100.000.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	100.000.000
4.03	Servicios no Personales	243.096.938
	- Recursos Ordinarios	13.916.592
	- Gestión Fiscal	6.193.440
	- Programas y Proyectos	222.986.906
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	222.986.906
4.07	Transferencias	3.680.001
	- Recursos Ordinarios	3.680.001
	TOTAL	**877.936.572**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	53	298.289.075
- Directivo	10	89.250.456
- Profesional y Técnico	23	141.464.673
- Personal Administrativo	18	59.933.094
- Obrero	2	7.640.852
TOTAL	**53**	**298.289.075**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	3.680.001
4.07	01	00	00	Transferencias Corrientes Internas	3.680.001
4.07	01	01	00	Transferencias Corrientes al Sector Privado	3.680.001
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	3.680.001
				- S0412 Federación de Jubilados y Pensionados de la Administración Pública (FEVEJUPE).	213.000
				- S1128 Fundación para los Derechos Humanos.	1.067.001
				- S1504 Asociación de Jubilados y Pensionados del Ministerio de Trabajo	2.400.000

PROGRAMA: 03 SEGURIDAD SOCIAL

UNIDAD EJECUTORA: Oficina de Administración y Servicios

La Dirección General de Seguridad Social guiará sus acciones hacia tres líneas estratégicas como son: el acceso de la población a la protección que brinde el sistema de seguridad social y brindar a las personas portadoras de una discapacidad a causa de un accidente de trabajo o enfermedad ocupacional, rehabilitación profesional y laboral.

Otra acción a seguir es incentivar la prevención de accidentes y enfermedades profesionales y lograr una efectiva coordinación y control del sistema de supervisión de parte del Nivel Central, para lo cual es importante ejecutar el proyecto de Capacitación Permanente para los Supervisores.

Un objetivo prioritario es incrementar el ingreso de personas discapacitadas de los programas de capacitación y su reinserción laboral.

Se diseñará la red institucional para la atención de los discapacitados y fortalecer los mecanismos de corresponsabilidad entre los diferentes organismos involucrados.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Políticas en materia de seguridad social y de higiene y seguridad industrial	Proyecto	10	349.981.399
Recreación a los trabajadores y sus familiares	Alojamiento/año	40.000	9.753.479.214
Asistencia técnica para el cumplimiento de la normativa de las condiciones y medio ambiente del trabajo	Asistencia Técnica	4.000	3.500.000.000
Protección social ante riegos y contingencias del trabajador	Beneficiario	6.700.000	1.599.002.020.786
TOTAL			**1.612.605.481.399**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	299.981.214
	- Recursos Ordinarios	274.264.763
	- Gestión Fiscal	25.716.451
4.02	Materiales y Suministros	28.112.159
	- Recursos Ordinarios	28.112.159
4.03	Servicios no personales	21.888.026
	- Recursos Ordinarios	8.322.424
	- Programas y Proyectos	13.565.602
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	13.565.602
4.07	Transferencias	1.612.255.500.000
	- Recursos Ordinarios	1.104.094.635.785
	- Gestión Fiscal	125.440.164.215
	- Programas y Proyectos	6.970.000.000
	• Recuperación del patrimonio del INCRET, Turismo Social, Cultura y Recreación	4.000.000.000
	• Automatización de los Procesos de Control	600.000.000
	• Ampliación y Equipamiento del Area de Terapia Intensiva del Hospital "Dr. Luis Ortega" de Porlamar, MT. IVSS	1.370.000.000
	• Ampliación y Equipamiento de las Areas de Emergencia Adulto y Pediátrico del Hospital "Dr. Luis Ortega" de Porlamar, MT. IVSS	1.000.000.000
	- Otras Fuentes de Financiamiento	375.750.700.000
	TOTAL	**1.612.605.481.399**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	42	206.705.043
- Directivo	5	46.944.816
- Profesional y Técnico	5	32.141.829
- Personal Administrativo	13	53.852.053
- Obrero	19	73.766.345
TOTAL	**42**	**206.705.043**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.612.255.500.000
4.07	01	00	00	Transferencias Corrientes Internas	1.600.437.800.246
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.600.437.800.246
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	2.900.000.000
				- A0051 Instituto para la Capacitación y Recreación de los Trabajadores (INCRET)	2.900.000.000
				• Recursos Ordinarios	2.900.000.000
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	1.597.537.800.246
				- A0055 Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	1.594.037.800.246
				- Fondo de Administración	254.153.105.077
				• Aporte Legal (Recursos Ordinarios)	220.872.000.000
				• Recursos Ordinarios	15.281.105.077
				• Plan Incentivo al Empleo (Fideicomiso)	18.000.000.000
				Recursos Ordinarios	18.000.000.000
				- Fondo de Pensiones	1.339.884.695.169
				• Recursos Ordinarios	841.547.310.168
				• Gestión Fiscal	122.586.685.001
				• Otras Fuentes de Financiamiento	375.750.700.000
				- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	3.500.000.000
				• Recursos Ordinarios	3.500.000.000
4.07	02	00	00	Transferencias de Capital Internas	11.817.699.754
4.07	02	02	00	Transferencias de Capital al Sector Público	11.817.699.754
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	6.853.479.214
				- A0051 Instituto para la Capacitación y Recreación de los Trabajadores (INCRET)	6.853.479.214
				• Gestión Fiscal	2.853.479.214
				• Programas y Proyectos	4.000.000.000
				- Recuperación del patrimonio del INCRET, Turismo Social, Cultura y Recreación	4.000.000.000
4.07	02	02	03	Transferencias de Capital a Instituciones de Seguridad Social	4.964.220.540
				- A0055 Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	4.964.220.540
				- Fondo de Administración	600.000.000
				• Programas y Proyectos	600.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
				- Automatización de los Procesos de Control	600.000.000
				- Fondo de Asistencia Médica	4.364.220.540
				• Recursos Ordinarios	1.994.220.540
				- Mantenimiento y Dotación Hospitales (Vargas)	1.994.220.540
				• Programas y Proyectos	2.370.000.000
				- Ampliación y Equipamiento del Area de Terapia Intensiva del Hospital "Dr. Luis Ortega" de Porlamar, MT. IVSS	1.370.000.000
				- Ampliación y Equipamiento de las Areas de Emergencia Adulto y Pediátrico del Hospital "Dr. Luis Ortega" de Porlamar, MT. IVSS	1.000.000.000

PROGRAMA: 04 EMPLEO

UNIDAD EJECUTORA: Oficina de Administración y Servicios

La política presupuestaria está orientada a contribuir con el Plan de Desarrollo Económico y Social de la Nación, en su lucha por disminuir los índices de desempleo, a través de políticas laborales que creen el marco legal para facilitar y promover la generación de empleo y las acciones del Estado para aumentar los niveles de ocupación.

En este sentido, se propone realizar estudios de mercado laboral para coadyuvar el establecimiento de políticas de fomento y producción de empleo productivo, consolidar los servicios de intermediación y capacitación laboral lo cual se alcanzará con el fortalecimiento del Servicio Nacional de Empleo, comprendido en la red de agencias de empleo para la atención integral de la población desocupada y en servicios de capacitación laboral, orientados a satisfacer la demanda proveniente de los sectores productivos, atender la demanda de capacitación proveniente de la población jóven que busca trabajo por primera vez y los cesantes.

En distintas zonas del país, se manifiesta la necesidad de disponer de un instrumento que permita el monitoreo del mercado de trabajo, tal como lo establece la Ley Orgánica del Trabajo, en su capítulo relativo al servicio de empleo; el convenio 88 de la Organización Internacional del Trabajo relativo a la Organización de los servicios públicos de empleo, el Decreto con Rango de Ley del Subsistema de Paro Forzoso y Capacitación Laboral, en las atribuciones del ente rector del Subsistema, así como el Reglamento Orgánico del Ministerio del Trabajo, en las atribuciones de la Dirección General de Empleo.

Al poner en funcionamiento el Mercado de Trabajo, permitirá disponer de un instrumento que contribuya a reforzar la transparencia del mismo, agilizar los procesos de adaptación entre las necesidades de las empresas con los perfiles de los trabajadores, facilitando con ello el encuentro de la oferta y la demanda.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Intermediación Laboral	Inscrito/Colocado	3.500	2.457.014.748
TOTAL			**2.457.014.748**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.996.169.877
	- Recursos Ordinarios	1.769.595.268
	- Gestión Fiscal	226.574.609
4.02	Materiales y Suministros	162.533.636
	- Recursos Ordinarios	162.533.636
4.03	Servicios no Personales	298.311.235
	- Recursos Ordinarios	98.811.235
	- Programas y Proyectos	199.500.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	199.500.000
	TOTAL	**2.457.014.748**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	281	1.389.597.949
- Directivo	6	56.756.196
- Profesional y Técnico	111	764.519.206
- Personal Administrativo	147	503.126.232
- Obrero	17	65.196.315
TOTAL	**281**	**1.389.597.949**

PROGRAMA: 05 DEFENSA DE LOS TRABAJADORES

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Este programa a través de la Dirección General de Procuradurías de Trabajadores, crea y desarrolla políticas que hacen posible la defensa gratuita de los trabajadores de pocos recursos, ante los Tribunales del Trabajo y ante los funcionarios u organismos administrativos de trabajo, evalúa consultas y asesora a los trabajadores en la interpretación de la Legislación del Trabajo, de los Reglamentos, Decretos y demás disposiciones que se dicten sobre la materia laboral e igualmente, en la interpretación de los reglamentos internos de las empresas y de los contratos individuales y colectivos. Actualmente, se ha propuesto como meta perfeccionar el Sistema de Asistencia Jurídica al Trabajador mediante la ampliación de sus servicios y la modernización de los medios de defensa.

La Dirección General de Procuradurías abarca todo el Territorio Nacional, a través de las Coordinaciones Regionales y las Procuradurías de Trabajadores, ubicadas en los mismos locales donde funcionan las Inspectorías del Trabajo.

METASY VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Atención de Causas Laborales	Juicio Atendido	67.309	2.814.312.482
TOTAL			**2.814.312.482**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.339.010.602
	- Recursos Ordinarios	1.943.648.162
	- Gestión Fiscal	395.362.440
4.02	Materiales y Suministros	270.814.203
	- Recursos Ordinarios	270.814.203
4.03	Servicios no Personales	204.487.677
	- Recursos Ordinarios	48.912.147
	- Gestión Fiscal	11.378.038
	- Programas y Proyectos	144.197.492
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	144.197.492
	TOTAL	**2.814.312.482**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	341	1.529.465.705
- Directivo	5	46.242.936
- Profesional y Técnico	173	964.716.593
- Personal Administrativo	134	415.028.623
- Obrero	29	103.477.553
TOTAL	**341**	**1.529.465.705**

PROGRAMA: 06 SUPERVISION E INSPECCION DEL TRABAJO

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Este programa tiene fundamento en el sistema de supervisión de las condiciones de higiene y seguridad en el medio ambiente de Trabajo y en las condiciones Socio-económicas del trabajador. Por tanto, su presencia está distribuida en todo el Territorio Nacional representado por las Inspectorías del Trabajo, a través de éstas, se efectúan los actos supervisorios únicos sobre el cumplimiento de la normativa legal, se brinda información técnica y asesoramiento a los empleados y representantes de los trabajadores.

En los estados, los representantes de los trabajadores introducen en las Inspectorías del Trabajo los Proyectos de Convenciones Colectivas, plantean los conflictos colectivos, se registran los sindicatos y los trabajadores realizan consultas y reclamos, para lo cual se propone su fortalecimiento tecnológico, destinado a establecer una base de datos que permita obtener información detallada sobre las condiciones de higiene y seguridad industrial, y las condiciones sociales y económicas que brindan las empresas a sus trabajadores, para llevar a cabo un programa de recuperación de la infraestructura que permita establecer la seguridad del funcionario y de los bienes, el establecimiento de procesos integrados de inspección y supervisión de las empresas y en las condiciones en que se presta el trabajo, para la mejor eficacia y efectividad en la aplicación de la normativa legal.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Inspección negociación colectiva y organizaciones sindicales locales	Visita/Registro	25.000	10.373.146.944
TOTAL			**10.373.146.944**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.849.842.444
	- Recursos Ordinarios	7.551.211.466
	- Gestión Fiscal	1.298.630.978
4.02	Materiales y Suministros	838.054.500
	- Recursos Ordinarios	838.054.500
4.03	Servicios no Personales	685.250.000
	- Recursos Ordinarios	506.300.000
	- Gestión Fiscal	117.200.000
	- Programas y Proyectos	61.750.000
	• Proyecto Integral de los Servicios del Ministerio del Trabajo	61.750.000
	TOTAL	**10.373.146.944**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.187	5.562.727.854
- Directivo	9	88.302.420
- Profesional y Técnico	502	3.296.711.375
- Personal Administrativo	530	1.652.577.772
- Obrero	146	525.136.287
Personal Fijo a Tiempo Parcial	14	43.296.888
- Personal Médico	14	43.296.888
TOTAL	**1.201**	**5.606.024.742**

Ministerio
de Energía
y Minas

MINISTERIO DE ENERGÍA Y MINAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio de Energía y Minas orientará, dentro de los más amplios criterios de austeridad y racionalización del gasto, su política presupuestaria en los subsectores Hidrocarburos, Minas y Energía, así como, en las áreas de apoyo, estará dirigida a ejecutar los planes, objetivos y metas propuestas, necesarios que permitan alcanzar las metas de crecimiento y desarrollo económico del país.

A continuación se señalan los lineamientos fundamentales de política para el año 2003, en los subsectores en los cuales interviene el Despacho:

SUBSECTOR HIDROCARBUROS:

Es competencia de las unidades ejecutoras involucradas en este subsector, la definición de lineamientos que contribuyan a la realización exitosa del plan país, promoviendo la conformación de cadenas productivas en el área de hidrocarburos, como también, la determinación y seguimiento de los lineamientos de política relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos existentes en el país y en particular los referentes a la industria petrolera, gasífera y petroquímica nacional incorporando al sector de servicios petrolero a la cadena productiva de hidrocarburos. Estas actividades continuarán fundamentándose en una serie de principios básicos aplicables tanto en el ámbito nacional como internacional, dictadas por el Ejecutivo Nacional, atendiendo al marco de política macroeconómica para la consecución de los siguientes objetivos:

> Fomentar e impulsar la formación y expansión del capital nacional con empresas nacionales e internacionales, por intermedio de alianzas comerciales de índole estratégico, incluyendo nuevas tecnologías y formación de recursos humanos, en el sector de suministro de bienes y servicios a la industria petrolera, petroquímica y del gas.

> Intensificar e incrementar las actividades de la industria del gas, siguiendo la orientación de explorar y desarrollar reservas de gas libre.

> Ampliar los sistemas de transmisión de gas con la participación del sector privado. Se estima que la red actual se tenga que aumentar de 5.000 Km a 6.200 Km y para aumentar su capacidad de 2.600 MMPCD a 5.600 MMPCD, a objeto de satisfacer el incremento de la demanda que pasará de 1.800 MMPCD a 4.200 MMPCD en el año 2008.

> Promover proyectos de industrialización del gas para transformarlos en productos químicos de alto valor.

> Fomentar la ejecución del Proyecto Mariscal Sucre del Norte de Paria: el principio de este proyecto es la explotación de la reserva de gas libre del Norte de Paria que permitirá producir 1.000 MMPCD de gas para un primer tren de exportación de gas natural licuado con capacidad de 4,7 MMTA, fecha estimada de inicio de producción en el 2007, y suministro de 300 MMOCD de gas para el desarrollo de un complejo industrial gasífero en Paria. Con este proyecto se estimularía la infraestructura necesaria para desarrollar todo un paquete industrial que permite, además del primer tren de licuefacción de gas, desarrollar otros trenes de expansión que procesen las reservas de otras áreas ubicadas costa afuera, así como el establecimiento de industrias petroquímicas, GTL, generación eléctrica, etc.

> Implementar el Proyecto Plataforma Deltana en aquellas áreas geográficas, donde existan indicios de abundantes reservas de gas y líquidos, iniciando una actividad exploratoria que persigue comenzar el proceso de unificación de yacimientos con Trinidad y Tobago, además de probar las reservas que sustentarían un desarrollo de gas interconectado con las facilidades de licuefacción de Paria y con el mercado interno. Con el desarrollo de los yacimientos de la Plataforma Deltana se prevé disponer de volúmenes adicionales de gas para otros posibles módulos de licuefacción en la región Nor-Oriental del país permitiendo exportar GNL al mercado energético mundial.

> Continuar la formulación y evaluación de los lineamientos de política a las industrias petrolera, gasífera y petroquímica nacional, fortaleciendo la capacidad supervisora del Ministerio.

➤ Continuar la evaluación y seguimiento de los proyectos contenidos en los Convenios de Asociación para la exploración a riesgo de nuevas áreas y la producción de hidrocarburos, bajo el esquema de ganancias compartidas.

➤ Evaluar los proyectos contenidos en los Convenios de Asociación Estratégica para llevar a cabo la explotación y mejoramiento de petróleos extrapesados en la Faja Petrolífera del Orinoco.

➤ Estudiar y aprobar las reservas probadas de hidrocarburos, que garanticen la ejecución de los programas de producción en el corto, mediano y largo plazo.

➤ Analizar y aprobar los programas exploratorios, así como su cumplimiento, tendentes a localizar estructuras prospectivas de Hidrocarburos, sobre todo en crudos livianos y medianos.

➤ Examinar y aprobar la determinación de nuevas áreas geográficas a empresas operadoras.

➤ Controlar y hacer seguimiento de las diversas actividades de la industria petrolera, orientadas a mantener un nivel de potencial petrolero, cónsono con los requerimientos del país y con los acuerdos de la Organización de Países Exportadores de Petróleo (OPEP).

➤ Mantener la evaluación de los programas de recuperación suplementaria de hidrocarburos, en virtud de que éstos constituyen el medio más económico y seguro para incrementar las reservas recuperables de hidrocarburos y el potencial de producción.

➤ Fiscalizar y supervisar los volúmenes de hidrocarburos producidos en los yacimientos y los derivados consumidos en el país, los cuales servirán de base para el cálculo de los impuestos de explotación, transporte y consumo, previstos en la Ley de Hidrocarburos.

➤ Las Inspectorías Técnicas de Hidrocarburos tienen como prioridad elaborar, dentro de su ámbito de acción informes pormenorizados sobre: la perforación exploratoria, de desarrollo, la explotación eficiente de los yacimientos con el objeto de que el aprovechamiento del recurso se optimice, los usos de estos hidrocarburos tanto en el mercado interno como de exportación. Así mismo, llevarán una contabilidad diaria de los volúmenes producidos, almacenados, refinados, exportados y consumidos en el mercado interno, a los efectos de darle cumplimiento a lo establecido en las leyes y reglamentos referentes al cobro del impuesto de explotación de los hidrocarburos producidos y del impuesto al consumo de los productos utilizados en el mercado interno.

➤ Continuar la fiscalización de los volúmenes de hidrocarburos exportados, los cuales servirán de base para el cálculo del impuesto sobre la renta.

➤ Fiscalizar los volúmenes de orimulsión producidos y exportados.

➤ Mantener el control y seguimiento de los convenios operativos para la reactivación de los campos inactivos.

➤ Continuar el análisis y seguimiento de las diversas actividades de las industrias de refinación y petroquímica en sus aspectos operacionales, financieros, ambientales y de racionalización del consumo energético a objeto de evaluar el grado en que se adecuan sus estrategias, programas y metas a las políticas establecidas.

➤ Proseguir la evaluación de política y el análisis de los aspectos técnicos y económicos en el ámbito nacional e internacional, que determinan el desarrollo de las industrias de refinación y petroquímica.

➤ Acelerar el proceso de la industrialización de los hidrocarburos para contribuir con la estrategia nacional de convertir este subsector, en el soporte fundamental para el avance industrial y tecnológico del país. A tal efecto, se analizarán y emitirán opinión acerca de los proyectos y planes que adelanta la industria en materia de refinación, petroquímica y procesamiento del gas natural. Igualmente, se mantendrá el seguimiento de la gestión de las empresas industrializadoras de los productos refinados y se evaluarán los factores determinantes de la participación de esos productos en la actividad química y petroquímica.

➤ Continuar la supervisión y control de los programas de suministro de las dietas de petróleo y otros insumos a procesarse en las refinerías nacionales y en la Refinería Isla de Curazao, así como de los productos obtenidos, a fin de abastecer el mercado interno y cumplir con los compromisos de exportación.

➤ Mantener el seguimiento, análisis y evaluación de las variables petroleras, económicas y monetarias a los fines de elaborar estudios básicos para la estimación del ingreso por concepto de exportaciones petroleras, así como la distribución de estos ingresos entre el fisco nacional y la industria petrolera, facilitando la toma de decisiones en la elaboración del presupuesto de la nación y los planes de expansión de la industria petrolera, entre otros.

➤ Extender el seguimiento y análisis permanente del comportamiento de los precios petroleros en el mercado internacional, a fin de hacer los estudios que permitan dar recomendaciones sobre niveles y políticas a fin de mantener competitivos los crudos y productos venezolanos en el mercado internacional.

➤ Realizar análisis y estudios a corto, mediano y largo plazo de las variables que conforman el balance petrolero mundial, los cuales permiten evaluar continuamente la situación del mercado petrolero mundial de la OPEP y de Venezuela en ese contexto.

➤ Elaborar estudios sobre el comportamiento y perspectivas de la economía mundial a corto, mediano y largo plazo como base para realizar estimaciones del comportamiento de la demanda petrolera mundial.

➤ Efectuar estudios y recomendaciones de políticas de producción y precios del petróleo, a ser propuestas ante la Organización de Países Exportadores de Petróleo (OPEP).

➤ Efectuar el análisis de los mercados potenciales, estrategias y políticas de comercialización de los hidrocarburos venezolanos.

➤ Evaluar los planes de inversión y de operación de la industria petrolera y petroquímica nacional.

➤ Continuar con la evaluación periódica de los acuerdos internacionales de cooperación en materia energética y la participación activa de Venezuela en el seno de los mismos, tales como: Acuerdo de San José, Grupo de los Tres, Organización Latinoamericana de Energía (OLADE), Grupo Informal de Países Latinoamericanos y del Caribe (GLIPLACEP), entre otros.

➤ Elaborar las estadísticas oficiales del sector hidrocarburos.

➤ Coordinar, elaborar y publicar el Anuario Petróleo y Otros Datos Estadísticos (PODE).

➤ Redactar las normas legales, técnicas y administrativas necesarias para regular las actividades del mercado interno, así como también el establecimiento de sistemas de control destinados a disminuir el contrabando de combustibles.

➤ Atender todo lo relativo al establecimiento de los precios de los productos derivados de hidrocarburos en el mercado interno.

➤ Evaluar las solicitudes relativas al otorgamiento de los permisos necesarios para el ejercicio de las actividades de almacenamiento, transporte, distribución y comercialización de los productos derivados de hidrocarburos en el mercado interno.

➤ Examinar las solicitudes para la construcción, modificación y desincorporación o desmantelamiento de las obras e instalaciones sometidas a la consideración de este Ministerio por las empresas que realizan actividades en el sector de los hidrocarburos.

SUBSECTOR MINAS:

Los lineamientos de política del sector minero para el año 2003 se orientan sobre la base de la Directriz Estratégica "Reactivación y Fortalecimiento del Sector Minero" en concordancia con la política económica y social

del país, formulada por el Gobierno Nacional en el documento Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, mediante las siguientes acciones:

Legales

➤ Garantizar un alto nivel de certidumbre y seguridad a los inversionistas, nacionales y extranjeros, mediante la correcta aplicación de la normativa legal vigente.

Institucionales

➤ Optimizar la toma de decisiones de los entes involucrados en la actividad minera.

➤ Fortalecer la fiscalización y control de las actividades mineras.

➤ Desarrollar recursos humanos calificados.

➤ Fortalecer las actividades del Instituto Nacional de Geología y Minería (INGEOMIN).

➤ Actualizar el inventario de los recursos minerales existentes.

Económicos

➤ Contribuir a crear un entorno nacional que permita tener una industria minera altamente competitiva.

➤ Apoyar los esfuerzos de la industria minera en subsectores prioritarios (carbón, bauxita, hierro, oro y diamante).

➤ Impulsar las cadenas productivas del Sector Minero.

➤ Propiciar la creación de industrias competitivas, aguas abajo, con un mayor valor agregado nacional.

Comerciales

➤ Facilitar a la industria minera la tarea de responder a los retos, aprovechando las oportunidades internacionales en materia de inversión e intercambio comercial.

➤ Velar por el abastecimiento de materias primas minerales a la industria nacional e impulsar el crecimiento de las exportaciones de productos con valor agregado.

Ambientales

➤ Aplicar los principios de un desarrollo ecológicamente sustentable, estimulando el uso de las mejores practicas mundiales en materia ambiental, higiene y seguridad.

➤ Sobre la base de los lineamientos de política minera definidos, se identifican áreas de interés prioritarias que ameritan una atención exclusiva por parte del Ministerio de Energía y Minas para mejorar su desempeño y así lograr implementar de manera eficaz las estrategias que conduzcan a alcanzar con éxito los objetivos del Plan Minero Nacional.

Estas áreas de interés son:

Capacitación y desarrollo de recursos humanos.

➤ Fomentar el fortalecimiento del capital humano tanto en conocimiento como en oportunidades de crecimiento y desarrollo, dentro de un ambiente laboral idóneo y trabajando bajo una misma cultura organizacional.

Fortalecer la fiscalización y control de las actividades mineras.

> La necesidad de una explotación más racional de los recursos mineros, exige fortalecer las estructuras tanto en el ámbito central como regional de los organismos involucrados en el problema a fin de disponer de un eficiente servicio de prevención, fiscalización y control, a tal efecto las estrategias necesarias requeridas son:

> Reubicar el ámbito territorial de las Inspectorías Técnicas o en su defecto a las Oficinas Fiscales, tomando en consideración los Ejes de Desconcentración que está llevando a cabo el Ministerio de Planificación y Desarrollo. Asimismo, debe considerarse el volumen de explotaciones mineras en las distintas jurisdicciones del área de su competencia y la importancia económica de las mismas.

> Dotar a las Inspectorías Técnicas y a las Oficinas Fiscales de un presupuesto acorde con las actividades a desarrollar, así como de infraestructura física funcional, sistema de procesamiento de datos y de comunicación que permitan el desempeño eficiente de sus funciones.

> Incorporar las Inspectorías Fiscales al sistema automatizado "Gestión de Concesiones Mineras", de tal forma que puedan suministrar información a los interesados sin que éstos tengan que trasladarse a la capital.

> Mejorar la liquidación y recaudación de los impuestos mineros.

> Reforzar la Dirección de Fiscalización y Control Minero con profesionales en el área de minas, geología y ambiente.

> Mejoramiento de la Plataforma de Tecnología de Información.

Tomando en cuenta la nueva orientación del Plan Minero Nacional 2001-2007 y considerando los escenarios del entorno donde el Ministerio de Energía y Minas debe asumir el rol de promotor y facilitador de las actividades mineras a nivel nacional, además de un más efectivo papel fiscalizador de las mismas actividades, se debe en este período, y dentro del contexto del enfoque integral de la tecnología de la información lograr el siguiente objetivo estratégico:

> Implantar tecnologías adecuadas en materia de sistemas de información que permitan un manejo óptimo de la información relacionada con la actividad minera a nivel nacional.

> Pequeña Minería de Oro y Diamante.

> Propiciar la transformación de la pequeña minería en una actividad económicamente rentable, socialmente justa y ecológicamente sostenible.

SUBSECTOR ENERGIA:

Corresponde al Despacho del Viceministro de Energía: formular, ejecutar, seguir y tutelar la Política Energética Integral del país y su armonización con la estrategia económica global, orientada a consolidar y potenciar el Sistema Energético Nacional para contribuir al desarrollo sostenido del país y sus habitantes. Por otra parte, debe velar porque el flujo de la energía sea suficiente, oportuno y de calidad, bajo una explotación racional con el mínimo impacto ambiental.

En esta área se diseñan, formulan, desarrollan y aplican políticas, lineamientos, leyes, normas, reglamentos, resoluciones, planes, pliegos tarifarios e investigaciones relacionadas con el Sector Energético, conduciendo a la optimización en el uso de los recursos energéticos y en la gestión económica - financiera de los mismos, al igual que la regulación y supervisión normativa del servicio eléctrico nacional, su plan de expansión y modernización, y la aplicación de métodos de asignación óptima de recursos.

Las disposiciones legales, asignan al Despacho del Viceministro la misión de ejecutar, coordinar y promover las siguientes actividades en coordinación con la Comisión Nacional de Energía Eléctrica (C.N.E.E.) y el Centro Nacional de Gestión del Sistema Eléctrico (CNG) todo lo relacionado con:

➢ Elaborar el Plan Indicativo Eléctrico Nacional y coordinar, fiscalizar y controlar su ejecución.

➢ Analizar y diseñar las políticas a ser utilizadas en la regulación del sector eléctrico, donde se incluyen aspectos que equilibren los deberes y derechos de los usuarios.

➢ Coordinar y participar en estudios tarifarios del sector eléctrico y recomendar medidas para mejorar la calidad del servicio eléctrico.

➢ Supervisar las acciones de fiscalización y control del servicio eléctrico nacional, desarrolladas por la CNEE.

➢ Elaborar normas de eficiencia y calidad en la prestación del servicio eléctrico.

➢ Realizar estudios y monitorear la problemática de interacción entre el desarrollo energético y los impactos sobre el medio ambiente, así como la participación en negociaciones internacionales.

➢ Planificar proyectos y acciones que optimicen el uso de las fuentes energéticas.

➢ Realizar estudios en materia de los impactos sobre el medio ambiente debido al desarrollo energético, y monitorear la problemática en la interacción de los mismos.

➢ Atender permanentemente a los organismos internacionales relacionados al área energética.

➢ Promover e incentivar el desarrollo de las Empresas del sector.

➢ Incorporar a las zonas desasistidas del país y a su población al flujo energético, promocionando el uso de fuentes energéticas no convencionales y con tecnología de bajo impacto ambiental.

➢ Asistir y promover eventos con entes de carácter internacional relacionados con el desarrollo y aprovechamiento de las distintas fuentes energéticas.

➢ Proporcionar servicios e inspecciones de seguridad radiológica a las instituciones que lo requieran.

➢ Prestar servicios de dosimetría personal, evaluación de la calidad y eficiencia en el uso de unidades (equipos y fuentes) generadores de radiaciones ionizantes.

➢ Canalizar a través de organismos internacionales la formación y el adiestramiento del recurso humano que labora en el sector.

➢ Identificar las necesidades de cooperación técnica internacional para la formulación de proyectos, para su financiamiento y así evaluar el desarrollo y los logros alcanzados por los mismos.

➢ Asesorar al Ejecutivo Nacional en la participación de tratados, convenios y acuerdos internacionales en materia energética.

➢ Contribuir con el Ejecutivo Nacional en la fijación, seguimiento y control de planes, políticas, normas y procedimientos relativos al desarrollo de la actividad nuclear en el país, en concordancia con los planes nacionales de desarrollo.

➢ Participar en la investigación, aplicación, evaluación de recursos materiales y divulgación de actividades orientadas al uso pacífico y seguro de la energía nuclear.

➢ Elaborar normas y regulaciones para el control de la adquisición, transporte, almacenamiento, uso y transferencia de equipos y materiales radiactivos, así como la disposición de sus desechos.

➢ Realizar programas y proyectos vinculados con las estadísticas y los sistemas de información y de gestión energética, incluyendo las fuentes nuevas y renovables y las actividades nucleares.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Orientar dentro de los más amplios criterios de austeridad y racionalización del gasto, su política presupuestaria en los subsectores hidrocarburos, minas y energía	Coordinación	1.453	22.946.442.880
Definir lineamientos que contribuyan a la realización exitosa del país, promoviendo la conformación de cadenas productivas en el área de hidrocarburos	Lineamiento	786.129	10.933.862.572
Reestructurar y fortalecer el sector minero aprovechando los potenciales existentes	Directriz	41	9.363.748.664
Formular, ejecutar y tutelar la Política Energética Integral del País y su armonización con la estrategia económica global, orientada a consolidar y potenciar el Sistema Energético Nacional	Directriz	7	85.568.385.884
TOTAL			**128.812.440.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior y Apoyo Técnico y Administrativo	22.946.442.880
02	Planificación, Supervisión y Control Técnico-Fiscal de las Industrias Petrolera y Petroquímica.	10.933.862.572
03	Planificación, Fiscalización y Control de la Industria Minera	9.363.748.664
04	Planificación, Control e Investigación de los Recursos Energéticos	85.568.385.884
TOTAL		**128.812.440.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	25.033.023.000
	- Recursos Ordinarios	18.475.803.464
	- Gestión Fiscal	5.512.387.076
	- Otras Fuentes de Financiamiento	1.044.832.460
4.02	Materiales y Suministros	1.191.572.000
	- Recursos Ordinarios	611.135.000
	- Otras Fuentes de Financiamiento	580.437.000
4.03	Servicios no Personales	4.696.762.000
	- Recursos Ordinarios	2.751.690.576
	- Gestión Fiscal	241.412.924
	- Otras Fuentes de Financiamiento	1.703.658.500
4.04	Activos Reales	926.248.000
	- Recursos Ordinarios	786.012.960
	- Otras Fuentes de Financiamiento	140.235.040
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	728.408.000
	- Otras Fuentes de Financiamiento	728.408.000
4.07	Transferencias	96.236.427.000
	- Recursos Ordinarios	9.555.858.000
	- Programas y Proyectos	82.436.840.000
	- Otras Fuentes de Financiamiento	4.243.729.000
	TOTAL	**128.812.440.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.509	7.398.434.532
- Directivo	78	684.825.874
- Profesional y Técnico	603	4.045.298.196
- Personal Administrativo	458	1.600.658.338
- Personal Médico	1	6.734.788
- Obrero	369	1.060.917.336
Personal Fijo a Tiempo Parcial	10	39.665.977
- Personal Médico	10	39.665.977
Personal Contratado	42	323.180.640
- Empleado	33	302.652.000
- Obrero	9	20.528.640
TOTAL	**1.561**	**7.761.281.149**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	9	20.528.640
II	190.081 - 208.400	223	542.036.047
III	208.401 - 258.400	376	1.025.839.753
IV	258.401 - 308.400	72	242.946.894
V	308.401 - 358.400	60	237.585.791
VI	358.401 - 408.400	178	815.081.471
VII	408.401 - 458.400	105	547.122.538
VIII	458.401 - 508.400	48	280.392.820
IX	508.401 - 558.400	92	587.074.147
X	558.401 - 608.400	107	756.320.067
XI	608.401 - 658.400	77	586.226.040
XII	658.401 - 708.400	44	356.130.625
XIII	708.401 - 758.400	58	506.438.705
XIV	758.401 - 808.400	39	367.911.631
XV	808.401 - 858.400	29	291.537.881
XVI	858.401 - 908.400	10	105.617.397
XVII	908.401 Y MÁS	34	492.490.702
	TOTAL	**1.561**	**7.761.281.149**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
A0199	Instituto Nacional de Geología y Minería (INGEOMIN)	4.715.200.000
	- Recursos Ordinarios	2.644.853.000
	- Otras Fuentes de Financiamiento	2.070.347.000
A0215	Comisión Nacional de Energía Eléctrica (C.N.E.E.)	298.300.000
	- Otras Fuentes de Financiamiento	298.300.000
A0356	Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana".	439.900.000
	- Recursos Ordinarios	439.900.000
A0364	Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	1.000.000.000
	- Programas y Proyectos	1.000.000.000
A0620	C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.)	40.000.000.000
	- Programas y Proyectos	
	• Conversión a Gas Planta Centro	40.000.000.000
A0649	C.A. Energía Eléctrica de la Costa Oriental (ENELCO)	1.436.840.000
	- Programas y Proyectos	
	• Ampliación Sistema de Transmisión en 230 K.V.	1.436.840.000
A0691	C.A. Energía Eléctrica de Barquisimeto (ENELBAR)	40.000.000.000
	- Programas y Proyectos	
	• Expansión Parque de Generación	40.000.000.000
A0900	Ente Nacional del Gas (ENAGAS)	2.324.900.000
	- Recursos Ordinarios	1.767.480.000
	- Otras Fuentes de Financiamiento	557.420.000
	TOTAL	**90.215.140.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	8.069.000
4.07	01	00	00	Transferencias Corrientes Internas	8.069.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	8.069.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	269.000
				- S0916 Sindicato Único de Obreros Dependiente del Estado (S.U.O.D.E.)	269.000
4.07	01	01	18	Subsidios Científicos al Sector Privado	7.800.000
				- S0197 Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	7.800.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	657.593.000
4.07	03	00	00	Transferencias al Exterior	657.593.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	657.593.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	657.593.000
				- I0124 Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD)	4.500.000
				- I0126 Organización Latinoamericana de Energía (OLADE)	555.093.000
				- I0165 Consejo de la Energía de los Estados Unidos	48.000.000
				- I0202 Agencia Internacional de Energía (A.I.E.)	50.000.000

PROGRAMA: 01 Dirección Superior y Apoyo Técnico y Administrativo

UNIDAD EJECUTORA: Despacho del Ministro y Director del Despacho

Este programa incluye todas las actividades de apoyo técnico y administrativo y la Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana".

Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana".

Esta fundación tiene como objetivo prestar servicios de guardería infantil a los hijos, en edad preescolar, de los trabajadores al servicio del Ministerio, así como procurar una preparación adecuada en el niño para facilitar el ingreso a los distintos niveles educativos sistemáticos de la educación básica. Para el cumplimiento de su objetivo, se le han asignado Bs. 439,9 millones de Recursos Ordinarios, que cubrirán sus gastos de funcionamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Orientar dentro de los más amplios criterios de austeridad y racionalización del gasto, su política presupuestaria en los subsectores hidrocarburos, minas y energía.	Coordinación	1.453	22.946.442.880
TOTAL			**22.946.442.880**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	11.232.740.880
	- Recursos Ordinarios	8.540.659.344
	- Gestión Fiscal	2.161.279.584
	- Otras Fuentes de Financiamiento	530.801.952
4.02	Materiales y Suministros	891.721.000
	- Recursos Ordinarios	480.216.000
	- Otras Fuentes de Financiamiento	411.505.000
4.03	Servicios no Personales	3.744.718.000
	- Recursos Ordinarios	2.393.344.076
	- Gestión Fiscal	241.412.924
	- Otras Fuentes de Financiamiento	1.109.961.000
4.04	Activos Reales	553.061.000
	- Recursos Ordinarios	472.877.000
	- Otras Fuentes de Financiamiento	80.184.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	728.408.000
	- Otras Fuentes de Financiamiento	728.408.000
4.07	Transferencias	5.795.794.000
	- Recursos Ordinarios	5.143.525.000
	- Otras Fuentes de Financiamiento	652.269.000
TOTAL		**22.946.442.880**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	626	2.856.430.412
- Directivo	51	445.776.296
- Profesional y Técnico	145	1.026.572.754
- Personal Administrativo	139	564.403.190
- Personal Médico	1	6.734.788
- Obrero	290	812.943.384
Personal Fijo a Tiempo Parcial	10	39.665.977
- Personal Médico	10	39.665.977
Personal Contratado	19	112.028.640
- Empleado	10	91.500.000
- Obrero	9	20.528.640
TOTAL	**655**	**3.008.125.029**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	9	20.528.640
II	190.081 - 208.400	101	249.701.211
III	208.401 - 258.400	188	509.475.216
IV	258.401 - 308.400	42	140.878.051
V	308.401 - 358.400	37	146.343.871
VI	358.401 - 408.400	58	261.825.115
VII	408.401 - 458.400	25	130.039.325
VIII	458.401 - 508.400	21	122.260.950
IX	508.401 - 558.400	36	232.207.486
X	558.401 - 608.400	32	227.482.060
XI	608.401 - 658.400	29	220.927.995
XII	658.401 - 708.400	14	113.383.773
XIII	708.401 - 758.400	26	226.628.106
XIV	758.401 - 808.400	11	103.930.682
XV	808.401 - 858.400	14	140.485.228
XVI	858.401 - 908.400	2	21.276.569
XVII	908.401 Y MÁS	10	140.750.751
TOTAL		**655**	**3.008.125.029**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	439.900.000
4.07	01	00	00	Transferencias Corrientes Internas	439.900.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	439.900.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	439.900.000
				- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	439.900.000
				• Recursos Ordinarios	439.900.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	269.000
4.07	01	00	00	Transferencias Corrientes Internas	269.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	269.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	269.000
				- S0916 Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.)	269.000

PROGRAMA: 02 Planificación, Supervisión y Control Técnico-Fiscal de las Industrias Petrolera y Petroquímica

UNIDAD EJECUTORA: Despacho del Viceministro de Hidrocarburos y Director General de Hidrocarburos

Este programa está dirigido a formular, controlar y administrar las políticas para la exploración, producción, transformación, industrialización y comercio de los recursos hidrocarburos, mediante las empresas estadales y privadas que se ocupan de estas actividades y de las industrias conexas, de tal modo que se maximicen los beneficios para la nación, atendiendo asimismo las actividades de tecnología, inversiones y bienes de capital.

Las actuaciones de esta área se realizan directamente o a través de las diferentes Direcciones, ubicadas tanto en la sede central del MEM, como en el interior de la República y se sintetizan en:

➢ Mantener el control y fiscalización de las distintas actividades desarrolladas por la industria petrolera y petroquímica nacional.

➢ Mantener la promoción de las políticas y estrategias dirigidas a fomentar la participación del inversionista nacional y extranjero en las industrias petrolera y petroquímica.

➢ Impulsar el desarrollo de la industria del gas natural.

➢ Implementar las normas legales, técnicas y administrativas requeridas por la dinámica de los procesos de apertura del mercado interno de los productos derivados de hidrocarburos.

➢ Continuar la elaboración de escenarios de producción petrolera OPEP y distribución posible de cuotas por países, basados en la situación y perspectivas y del mercado petrolero mundial.

Ente Nacional del Gas (ENAGAS)

Tiene como misión promover el desarrollo del sector y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionados con las actividades de transporte y distribución y para coadyuvar en la coordinación y salvaguarda de dichas actividades, razón por la cual se le asignan Bs. 2.324,9 millones, para cubrir gastos de funcionamiento y que provienen de Recursos Ordinarios por Bs. 1.767,5 millones y Otras Fuentes de Financiamiento por Bs. 557,4 millones.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Definir lineamientos que contribuyan a la realización exitosa del país, promoviendo la conformación de cadenas productivas en el área de hidrocarburos.	Lineamiento	786.129	10.933.862.572
TOTAL			**10.933.862.572**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.055.781.572
	- Recursos Ordinarios	5.827.431.572
	- Gestión Fiscal	1.976.892.827
	- Otras Fuentes de Financiamiento	251.457.173
4.02	Materiales y Suministros	103.202.000
	- Recursos Ordinarios	48.016.000
	- Otras Fuentes de Financiamiento	55.186.000
4.03	Servicios no Personales	244.341.000
	- Recursos Ordinarios	103.630.500
	- Otras Fuentes de Financiamiento	140.710.500
4.04	Activos Reales	149.838.000
	- Recursos Ordinarios	122.374.580
	- Otras Fuentes de Financiamiento	27.463.420
4.07	Transferencias	2.380.700.000
	- Recursos Ordinarios	1.767.480.000
	- Otras Fuentes de Financiamiento	613.220.000
TOTAL		**10.933.862.572**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	544	2.674.313.572
- Directivo	8	75.494.112
- Profesional y Técnico	255	1.724.536.951
- Personal Administrativo	244	758.748.877
- Obrero	37	115.533.632
Personal Contratado	11	84.438.000
- Empleado	11	84.438.000
TOTAL	**555**	**2.758.751.572**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y
SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	120	287.425.268
III	208.401 - 258.400	110	305.143.374
IV	258.401 - 308.400	16	54.554.037
V	308.401 - 358.400	15	59.323.305
VI	358.401 - 408.400	56	251.540.864
VII	408.401 - 458.400	49	252.970.466
VIII	458.401 - 508.400	16	93.724.691
IX	508.401 - 558.400	34	214.446.959
X	558.401 - 608.400	40	281.193.511
XI	608.401 - 658.400	8	61.082.386
XII	658.401 - 708.400	22	177.895.734
XIII	708.401 - 758.400	19	165.673.960
XIV	758.401 - 808.400	16	150.820.960
XV	808.401 - 858.400	12	120.772.501
XVI	858.401 - 908.400	3	31.525.019
XVII	908.401 Y MÁS	19	250.658.537
TOTAL		**555**	**2.758.751.572**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	2.324.900.000
4.07	01	00	00	Transferencias Corrientes Internas	2.324.900.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	2.324.900.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	2.324.900.000
				- A0900 Ente Nacional del Gas (ENAGAS)	2.324.900.000
				• Recursos Ordinarios	1.767.480.000
				• Otras Fuentes de Financiamiento	557.420.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	7.800.000
4.07	01	00	00	Transferencias Corrientes Internas	7.800.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	7.800.000
4.07	01	01	18	Subsidios Científicos al Sector Privado	7.800.000
				- S0197 Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	7.800.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	48.000.000
4.07	03	00	00	Transferencias al Exterior	48.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	48.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	48.000.000
				- I0165 Consejo de la Energía de los Estados Unidos	48.000.000

PROGRAMA: 03 Planificación, Fiscalización y Control de la Industria Minera

UNIDAD EJECUTORA: Despacho del Viceministro de Minas y Director General de Minas

Además de las atribuciones que le señala el artículo 56 del Decreto con Rango y Fuerza de Ley Orgánica de la Administración Central corresponde al Viceministro de Minas dirigir, planificar, coordinar y supervisar las actividades de la Dirección General de Minas, así como de las demás Direcciones y Dependencias que conforman su Despacho, las que le encomiende el Ministro, las que le atribuya el Reglamento Interno del Ministerio y las establecidas por la normativa legal, en resumen, es competencia de este sector:

➤ Fomentar la exploración y explotación racional de los recursos mineros.

➤ Inspeccionar y fiscalizar de las empresas mineras y de aquellas que ejerzan actividades conexas.

➤ Coordinar, fiscalizar y controlar la ejecución de la política de investigación de desarrollo y conservación de los recursos mineros, así como de las actividades de la industria minera.

➤ Liquidar las rentas correspondientes al ramo de las minas.

➤ Planificar, desarrollar y controlar la administración de las explotaciones mineras que realiza el Estado, y sobre las industrias conexas a la minería.

➤ Investigación y evaluar el catastro de los recursos mineros y la preparación, recopilación, conservación y almacenaje de la información correspondiente.

➤ Elaborar estadísticas de la actividad minera.

➤ Fiscalizar, administrar y controlar las actividades mineras y la aplicación de correctivos y sanciones que correspondan.

> ➤ Desarrollar los programas de producción, los estudios de mercado y el análisis de precios de productos de la minería.

> ➤ Evaluación de estudios económico-financieros de las industrias mineras, la investigación y análisis en materia de economía minera, la intervención en la conservación y el comercio de los minerales, así como de sus derivados y el estudio y evaluación de los proyectos mineros.

> ➤ Prevenir la contaminación del medio ambiente derivada de las explotaciones mineras.

> ➤ Tramitar solicitudes para concesiones y demás derechos mineros previstos en la Ley.

> ➤ Ejercer las funciones de órgano nacional competente para el sector de la minería y ramos conexos, en cuanto al régimen común de tratamiento a los capitales y tecnología extranjeras, conforme a lo que establece el ordenamiento Jurídico vigente.

> ➤ Controlar la permanencia y uso de los bienes afectos a concesiones mineras, y las demás que le señalen las leyes, reglamentos y resoluciones.

Instituto Nacional de Geología y Minería (INGEOMIN)

Su objeto se fundamenta en la realización de investigaciones principalmente de carácter disciplinario en las áreas de geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines, planificar, ejecutar, dirigir y coordinar los programas de geociencias en general, así como la evaluación de los recursos minerales y energéticos no convencionales, asesorar a las entidades gubernamentales, al sector privado y contribuir en la generación y difusión de los conocimientos de la información científica en las áreas de su competencia y por misión ser el sector de las geociencias en el ámbito nacional, motor de las investigaciones interdisciplinarias y del desarrollo sostenible de los recursos minerales y energéticos no convencionales.

Los recursos asignados a INGEOMIN alcanzan la cantidad de Bs. 4.715,2 millones, de los cuales Bs. 2.644,9 millones son Recursos Ordinarios y Bs. 2.070,3 millones corresponden a Otras Fuentes de Financiamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Reestructurar y fortalecer el sector minero aprovechando los potenciales existentes	Directriz	41	9.363.748.664
TOTAL			**9.363.748.664**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.045.585.664
	- Recursos Ordinarios	2.932.579.664
	- Gestión Fiscal	974.846.909
	- Otras Fuentes de Financiamiento	138.159.091
4.02	Materiales y Suministros	121.273.000
	- Recursos Ordinarios	56.621.000
	- Otras Fuentes de Financiamiento	64.652.000
4.03	Servicios no Personales	380.751.000
	- Recursos Ordinarios	99.215.000
	- Otras Fuentes de Financiamiento	281.536.000
4.04	Activos Reales	96.439.000
	- Recursos Ordinarios	84.018.460
	- Otras Fuentes de Financiamiento	12.420.540
4.07	Transferencias	4.719.700.000
	- Recursos Ordinarios	2.644.853.000
	- Otras Fuentes de Financiamiento	2.074.847.000
	TOTAL	**9.363.748.664**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	258	1.342.567.664
- Directivo	9	79.430.262
- Profesional y Técnico	151	927.227.356
- Personal Administrativo	56	203.469.726
- Obrero	42	132.440.320
Personal Contratado	2	29.490.000
- Empleado	2	29.490.000
TOTAL	**260**	**1.372.057.664**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	2	4.909.568
III	208.401 - 258.400	69	186.415.008
IV	258.401 - 308.400	10	33.862.316
V	308.401 - 358.400	5	20.685.151
VI	358.401 - 408.400	52	245.310.497
VII	408.401 - 458.400	30	159.027.573
VIII	458.401 - 508.400	10	58.376.589
IX	508.401 - 558.400	16	102.065.232
X	558.401 - 608.400	12	85.986.379
XI	608.401 - 658.400	27	205.174.158
XII	658.401 - 708.400	4	33.027.376
XIII	708.401 - 758.400	8	70.655.627
XIV	758.401 - 808.400	8	75.498.469
XV	808.401 - 858.400	1	10.278.576
XVI	858.401 - 908.400	3	31.711.731
XVII	908.401 Y MÁS	3	49.073.414
	TOTAL	**260**	**1.372.057.664**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	4.715.200.000
4.07	01	00	00	Transferencias Corrientes Internas	4.715.200.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	4.715.200.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	4.715.200.000
				- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	4.715.200.000
				• Recursos Ordinarios	2.644.853.000
				• Otras Fuentes de Financiamiento	2.070.347.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	4.500.000
4.07	03	00	00	Transferencias al Exterior	4.500.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	4.500.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	4.500.000
				- I0124 Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD)	4.500.000

PROGRAMA: 04 Planificación, Control e Investigación de los Recursos Energéticos

UNIDAD EJECUTORA: Despacho del Viceministro de Energía y Director General de Energía

Corresponde al Viceministerio de Energía, la programación y realización de acciones operacionales que garanticen el logro de la política energética definida dentro del Sector Energético, mediante la implementación de las actividades que se especifican a continuación:

➤ Formular, ejecutar y hacer seguimiento de la política general energética integral de Venezuela.

➤ La armonización de la política energética con la estrategia económica global.

➤ Formulación y ejecución de los lineamientos de los subsectores eléctrico, fuentes alternas y renovables y todo lo relativo a las actividades nucleares.

➤ Atender las poblaciones aisladas y económicamente deprimidas propiciando el desarrollo de fuentes alternas de energía a las mismas.

➤ Realizar el sistema de información para la regulación de la electricidad, que permita la consulta de información sobre el sector y ejecutar cálculos correspondientes de indicadores de eficiencia y efectividad.

➤ Evaluar los programas de asistencia técnica, en materia energética, suscritos entre Venezuela y los organismos internacionales de energía atómica y/o comisiones nucleares de otros países.

➤ Atender lo relativo a aspectos de regulación, esquemas tarifarios, fiscalización y planificación de la prestación del servicio eléctrico en el ámbito nacional; así como en aquellos aspectos de orden internacional relacionados con el área específica del sector eléctrico.

➤ Diseñar instrumentos que permitan la ejecución y control de la política energética, así como también mantener vínculos permanentes con los diferentes organismos nacionales e internacionales de cooperación energética, atención a la interrelación entre el ambiente y la energía, la promoción del uso eficiente de la energía en los diversos sectores, la planificación del uso de las fuentes alternas de energía y la elaboración de estadísticas energéticas.

➤ Atender la regulación y el control de las actividades relacionada con equipos y materiales radiactivos, así como el fomento al uso pacífico de la energía nuclear en el proceso económico y social del país.

➤ Asesorar al ejecutivo nacional en tratados, convenios y acuerdos internacionales sobre la materia nuclear, a la vez de mantener relaciones técnicas con los Consejos Nucleares y con organismos internacionales.

➤ Proponer las leyes, reglamentos y normas relativas al control de la producción, adquisición, transporte, almacenamiento, uso, transferencia seguridad y protección de equipos, instalaciones nucleares y material radiactivo, así como la disposición de sus desechos, manteniendo un exhaustivo control sobre su cumplimiento y sobre las actividades nucleares en general, para evitar los riesgos a la colectividad y al medio ambiente.

➤ Contabilizar y controlar la existencia, el uso y la transferencia de todos los materiales nucleares básicos y materiales fisionables especiales, existentes permanentes o en tránsito por el territorio nacional.

➤ Certificar a los operadores de radiografía industrial en el ámbito nacional.

➤ Otorgar constancias, autorizaciones y permisos a toda persona natural y jurídica, pública o privada que pretenda importar, transportar, almacenar, comercializar, utilizar o exportar materiales radiactivos y/o equipos generadores de radiaciones ionizantes, prestar servicios de consultoría o realizar determinaciones técnicas.

➤ Prestar asesoría, servicios y apoyo técnico a los entes nacionales que lo requieran (en las áreas de determinación de contaminación, dosimetría personal y adiestramiento de personal ocupacionalmente

expuesto), a fin de garantizar el cumplimiento de las leyes, reglamentos y normas vigentes en materia de seguridad radiológica y/o atender emergencias radiológicas.

➢ Prestar servicios en las áreas de dosimetría personal, evaluación de la calidad y eficiencia en el uso de equipos y fuentes generadoras de radiaciones ionizantes, determinación de niveles permitidos de radiación en productos de consumo humano, evaluación de afluentes de origen diversos y de agua destinada al consumo humano, determinación en general de niveles de radiación en todos aquellos materiales y productos que se presuma representen un peligro o posible riesgo para la integridad física del ser humano o el medio ambiente.

Comisión Nacional de Energía Eléctrica (CNEE)

Le corresponde de acuerdo a la Ley de creación, la regulación, supervisión, fiscalización, y control de las actividades que constituyen el Servicio Eléctrico. El monto asignado para el ejercicio 2003, asciende a Bs. 298,3 millones provenientes de Otras Fuentes de Financiamiento.

C.A. Energía Eléctrica de la Costa Oriental (ENELCO)

Es una empresa adscrita al Ministerio de Energía y Minas, cuya función principal es la prestación del servicio de Energía Eléctrica en la Costa Oriental del Estado Zulia, específicamente a los municipios Miranda, Santa Rita, Cabimas, Lagunillas, Valmore Rodríguez y Baralt, para el cumplimiento de sus metas y objetivos para el año fiscal 2003, se le asigna un aporte por concepto de Programas y Proyectos por Bs. 1.436,8 millones contemplados en la Ley de Endeudamiento 2003, destinado al proyecto "Ampliación Sistema de Transmisión en 230 K.V."

C.A. de Administración y Fomento Eléctrico (CADAFE)

Como corporación tiene la misión de promover y velar porque sus empresas filiales cumplan con las misiones y objetivos encomendados; siendo el principal objeto de la compañía, la generación y transmisión de Energía Eléctrica. En este sentido el Ejecutivo Nacional ha destinado un aporte en Programas y Proyectos de Bs. 40.000,0 millones previstos en la Ley de Endeudamiento 2003 y destinado a la ejecución del proyecto "Conversión a Gas Planta Centro".

C.A. Energía Eléctrica de Barquisimeto (ENELBAR)

Su función principal es la prestación del servicio eléctrico en el Estado Lara. Se le asigna un aporte con fuente de financiamiento de Programas y Proyectos por Bs. 40.000,0 millones través de la Ley de Endeudamiento 2003 para la ejecución del proyecto "Expansión Parque de Generación".

Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

El objeto de la Fundación consiste en garantizar al estado venezolano el soporte técnico profesional que permita el ordenamiento y desarrollo armónico del sector eléctrico, así como la consolidación de su función reguladora en materia de prestación y uso del servicio eléctrico. Los recursos asignados a través de Programas y Proyectos alcanzan Bs. 1.000,0 millones y se destinaran a financiar el Subproyecto de Fortalecimiento Institucional a través de la Ley de Endeudamiento 2003, producto del préstamo con el BID 788/OC-VE.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formular, ejecutar y tutelar la Política Energética Integral del País y su armonización con la estrategia económica global, orientada a consolidar y potenciar el Sistema Energético Nacional	Directriz	7	85.568.385.884
TOTAL			85.568.385.884

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.698.914.884
	- Recursos Ordinarios	1.175.132.884
	- Gestión Fiscal	399.367.756
	- Otras Fuentes de Financiamiento	124.414.244
4.02	Materiales y Suministros	75.376.000
	- Recursos Ordinarios	26.282.000
	- Otras Fuentes de Financiamiento	49.094.000
4.03	Servicios no Personales	326.952.000
	- Recursos Ordinarios	155.501.000
	- Otras Fuentes de Financiamiento	171.451.000
4.04	Activos Reales	126.910.000
	- Recursos Ordinarios	106.742.920
	- Otras Fuentes de Financiamiento	20.167.080
4.07	Transferencias	83.340.233.000
	- Otras Fuentes de Financiamiento	903.393.000
	- Programas y Proyectos	82.436.840.000
	• FUNDELEC	1.000.000.000
	• Conversión a Gas Planta Centro	40.000.000.000
	• Ampliación Sistema de Transmisión en 230 K.V.	1.436.840.000
	• Expansión Parque de Generación	40.000.000.000
	TOTAL	**85.568.385.884**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	81	525.122.884
- Directivo	10	84.125.204
- Profesional y Técnico	52	366.961.135
- Personal Administrativo	19	74.036.545
Personal Contratado	10	97.224.000
- Empleado	10	97.224.000
TOTAL	**91**	**622.346.884**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	9	24.806.155
IV	258.401 - 308.400	4	13.652.490
V	308.401 - 358.400	3	11.233.464
VI	358.401 - 408.400	12	56.404.995
VII	408.401 - 458.400	1	5.085.174
VIII	458.401 - 508.400	1	6.030.590
IX	508.401 - 558.400	6	38.354.470
X	558.401 - 608.400	23	161.658.117
XI	608.401 - 658.400	13	99.041.501
XII	658.401 - 708.400	4	31.823.742
XIII	708.401 - 758.400	5	43.481.012
XIV	758.401 - 808.400	4	37.661.520
XV	808.401 - 858.400	2	20.001.576
XVI	858.401 - 908.400	2	21.104.078
XVII	908.401 Y MÁS	2	52.008.000
	TOTAL	**91**	**622.346.884**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	82.735.140.000
4.07	01	00	00	Transferencias Corrientes Internas	298.300.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	298.300.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	298.300.000
				- A0215 Comisión Nacional de Energía Eléctrica (C.N.E.E.)	298.300.000
				• Otras Fuentes de Financiamiento	298.300.000
4.07	02	00	00	Transferencias de Capital Internas	82.436.840.000
4.07	02	02	00	Transferencias de Capital al Sector Público	82.436.840.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	1.000.000.000
				- A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	1.000.000.000
				Programas y Proyectos	
				• FUNDELEC	1.000.000.000
4.07	02	02	06	Transferencias de Capital a Empresas Públicas no Financieras	81.436.840.000
				- A0620 C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.)	40.000.000.000
				Programas y Proyectos	
				• Conversión a Gas Planta Centro	40.000.000.000
				- A0649 C.A. Energía Eléctrica de la Costa Oriental (ENELCO)	1.436.840.000
				Programas y Proyectos	
				• Ampliación Sistema de Transmisión en 230 K.V.	1.436.840.000
				- A0691 C.A. Energía Eléctrica de Barquisimeto (ENELBAR)	40.000.000.000
				Programas y Proyectos	
				• Expansión Parque de Generación	40.000.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	605.093.000
4.07	03	00	00	Transferencias al Exterior	605.093.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	605.093.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	605.093.000
				- I0126 Organización Latinoamericana de Energía (OLADE)	555.093.000
				- I0202 Agencia Internacional de Energía (A.I.E.)	50.000.000

Ministerio del Ambiente y de los Recursos Naturales

MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio del Ambiente y de los Recursos Naturales, como organismo regulador y formulador de la Política Ambiental del Estado Venezolano, enmarcado dentro de las líneas generales del Plan de Desarrollo Económico y Social de la Nación, se orienta como punto focal para el año 2003 a contribuir al mejoramiento de la calidad de vida de la población venezolana, a través del diseño e implantación de políticas educativas ambientales, conservación, defensa, manejo, restauración, aprovechamiento, uso racional y sustentable de los recursos naturales y de la biodiversidad, mediante la ejecución de los proyectos que se han venido adelantando a lo largo de la presente administración y se continuarán fortaleciendo bajo los criterios del Plan Plurianual, articulando su acción a la nueva estrategia de desarrollo en armonía con la naturaleza, ya que Venezuela es un país que dispone de un rico patrimonio de recursos naturales, todavía no afectado irreversiblemente por las actividades económicas y sociales. Por lo tanto, es propicio el momento para transitar hacia un modelo que sea sostenible en el tiempo.

Las actividades que apoyan la estrategia para la gestión del Ministerio, están dirigidas a la desconcentración territorial, abarcando los siguientes objetivos:

Conservación, gestión y administración del recurso agua, partiendo del mantenimiento y manejo de las cuencas hidrográficas y el recurso hídrico, para garantizar su calidad y disponibilidad, incluyendo la administración del agua, el control de inundaciones, saneamiento de embalses, conservación y saneamiento de cuencas altas, medias y bajas, construcción de cloacas, acueductos y plantas de tratamiento.

Conservación del ambiente y de los recursos naturales, promoviendo su uso sustentable como instrumento del desarrollo y control de la calidad ambiental de las áreas protegidas, del manejo y control de los recursos forestales, de la generación de información básica ambiental, de la mitigación y recuperación ambiental, de la valoración económica de recursos, de las áreas marino-costeras, el diseño e implantación de las políticas educativas ambientales y concientización de la comunidad, como propósito fundamental de la conservación, mejoramiento y preservación del ambiente.

Propiciar una ocupación racional del territorio, basada en los objetivos y estrategias del Plan de Desarrollo de la Nación, dirigido hacia la búsqueda de una distribución espacial de actividades que satisfagan diversos elementos del desarrollo, y contribuyan al logro de equilibrios dinámicos entre los factores económicos, sociales ambientales y políticos, desarrollando programas y proyectos para generación de la cartografía básica, el monitoreo satelital, la vigilancia y control ambiental.

En resumen, la Política Presupuestaria del Ministerio se centrará en realizar una gestión ambiental en el año 2003, en desarrollar programas y/o proyectos institucionales considerados prioritarios, como la preservación del recurso agua desde las cuencas, el manejo sostenible de los recursos naturales, el saneamiento ambiental y el fortalecimiento de la educación ambiental. Además, se fortalecerá la organización del Ministerio, dando paso a una nueva estructura diseñada bajo un enfoque integral y equilibrado, para propiciar la consecución de un uso racional de los recursos, apoyándose en el trabajo en equipo para impulsar la integración y la celeridad en los territorios y procedimientos propios de la compleja gestión ambiental.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Modernización del MARN. Apoyo a la Gestión Ambiental. Modernización de Cartografía.	Proyecto	3	2.915.640.000
Promover la eficiencia, eficacia y calidad en la administración del Patrimonio Público, verificando el cumplimiento de las normas legales, políticas y planes de acción establecidos.	Acto Administrativo	1	520.412.535

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Desarrollo de un conjunto de actividades de carácter administrativo, financiero, de prestación de servicio y suministro, los cuales deben efectuarse en forma continua y permanente.	Plan	1	6.127.999.588
Proporcionar orientación jurídica que permita la coordinación entre los administradores de la materia ambiental.	Plan	1	306.995.516
Administrar todos los procesos de recursos humanos del Ministerio, a través de una planificación real y objetiva, para garantizar la permanencia y el desarrollo de personal altamente calificado.	Acto Administrativo	2.100.000	64.324.791.164
Analizar y efectuar seguimientos a las instrucciones de la Presidencia de la República y Directorio del MARN, así como promover y mejorar las relaciones de la institución con los sectores público y privado.	Plan	2.830	30.184.900.204
Promover las negociaciones del Programa de Cooperación Ambiental con los Organismos Multilaterales y Agencias de Cooperación Bilateral.	Plan	4	289.199.903
Asesorar, coordinar, formular y evaluar el presupuesto del Ministerio y sus organismos adscritos, a fin de cumplir con los planes de acción y la producción de bienes y servicios de la institución.	Acto Administrativo	2.500.000	558.351.688
Coordinación y supervisión de los estudios y proyectos, obras de ingeniería y proyectos especiales de equipamiento.	Informe	26	15.470.951.849
Controlar y supervisar las labores de construcción, ampliación y manejo de obras de ingeniería ambiental a nivel nacional.	Informe	24	8.693.675.624
Ejecutar estudios y proyectos requeridos para acometer las obras de equipamiento ambiental.	Estudio	45	3.776.818.023
Realizar mantenimiento preventivo y correctivo de obras de equipamiento ambiental a nivel nacional.	Informe	170	6.577.625.217
Supervisar, ejecutar y controlar los grandes proyectos de saneamiento ambiental y aprovechamiento de los recursos hidráulicos.	Informe	68	67.344.268.483

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Elaborar términos de referencia para proyectos y estudios, usando como apoyo información básica de suelos e hidrometeorológica. Promover el manejo de las cuencas hidrográficas, garantizando el recurso agua.	Estudio	15	961.991.145
Instalar sistemas de observación en superficie, alta atmósfera, de comunicaciones y formación del recurso humano.	Proyecto	3	2.500.000.000
Conservar, gestionar y administrar el recurso agua.	Informe	4	107.456.758.604
Detectar, evaluar, prevenir y controlar la contaminación del agua, del aire, los suelos, las costas y las cuencas. Evaluar estudios de impacto ambiental. Realizar análisis físico-químicos y biológicos.	Plan	6	666.873.047
Coordinación, supervisión, promoción y divulgación de actividades educativo ambientales, con el fin de crear conciencia ambiental en la población, desde una visión social y sustentable del ambiente.	Plan	5	251.178.429
Educación formal. Participación comunitaria. Divulgación educativa, dirección y coordinación.	Plan	70	601.522.532
Conservar e investigar la diversidad biológica a nivel de genes, ecosistemas, especies, incluyendo fauna terrestre, acuática y gestionar los recursos naturales de la diversidad biológica.	Informe	80	1.022.704.904
Conservar y gestionar los recursos naturales y la diversidad biológica.	Informe	4	12.656.324.868
Supervisar, vigilar y controlar las actividades susceptibles de degradar el ambiente y los recursos naturales, mediante la ejecución de planes estadales de vigilancia y control.	Plan	25	619.702.609
Coordinación, supervisión y ejecución de los planes de ordenación del Territorio (Nacional, Estadales y Locales); conservación, defensa y mejoramiento del ambiente, así como su ordenación y gestión.	Proyecto	5	2.144.648.764
Reorientar la planificación y la ordenación del territorio, basado en el Plan de Desarrollo de la Nación.	Informe	4	9.539.458.604

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Manejo de embalses, limpieza y rectificación de cauces, para el control de inundaciones y sistema de riego, muestreo y análisis físico-químico y biológico. Prevención y control de incendios forestales.	Plan	36	896.725.840
Propiciar la conservación del ambiente y los recursos naturales, optimizando el control, la ordenación y ocupación del territorio, en el Distrito Capital.	Plan	4	609.038.857
Ordenar los espacios para la conservación, manejo y uso de recursos naturales, a través del control y seguimiento, evaluación, educación ambiental y participación comunitaria en el ámbito territorial ABRAES.	Plan	4	535.782.007
Saneamiento del Río Tuy, además de preservar, conservar y recuperar los recursos naturales del Estado Miranda.	Plan	12	635.940.770
Alcanzar el desarrollo sustentable en los Estados, relacionado con el uso y explotación de los recursos naturales, dando cumplimiento al Plan Operativo para la gestión ambiental estadal en el año 2003.	Plan	4	487.910.478
Elaborar programas ambientales para preservar los recursos naturales, a fin de garantizar la calidad de vida para el desarrollo sustentable.	Plan	4	977.237.301
Implementación de un sistema integral de gestión ambiental, coherente y oportuno, que conlleve a la conservación de los recursos naturales y a promover su uso como instrumento de desarrollo.	Plan	1	916.576.340
Incrementar la calidad de vida mediante la ordenación, administración y uso sustentable del medio ambiente, basado en un sistema de información y planificación ambiental.	Plan	1	587.963.343
Fortalecer la participación de la comunidad y el poder local, a fin de incorporarlos activamente a la gestión ambiental, para minimizar el deterioro del ambiente y mejorar la calidad de vida.	Plan	4	1.008.693.549
Propiciar la conservación ambiental de la dimensión del ambiente, acorde con el desarrollo sustentable de la región zuliana.	Plan	1	1.079.453.839

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Elaborar los programas de gestión para 7 cuencas hidrográficas y las intercuencas de los ríos Orinoco y Caroní a fin de garantizar una mejor gestión ambiental.	Plan	1	1.149.104.766
Insertar y exaltar la conciencia y participación de la comunidad Deltana, para mejorar la gestión ambiental.	Plan	1	353.934.259
Preservar, conservar y recuperar los sistemas ambientales del Estado Delta Amacuro.	Plan	2	724.063.400
Promover y garantizar una gestión ambiental sustentable y compartida.	Plan	1	996.617.709
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales mediante la rectoría y el control de la Política Ambiental.	Plan	1	684.143.026
Cumplir con el plan ambiental Estadal, que contempla como estrategia principal la inserción de la variable ambiental en los planes de desarrollo de la vida regional.	Plan	1	933.833.651
Implementar planes para la ordenación, manejo y conservación de las cuencas hidrográficas prioritarias, a través de la vigilancia y control de actividades y operaciones de embalses, para garantizar el recurso hídrico oportunamente.	Plan	1	825.770.420
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales, a fin de garantizar que el Estado Mérida logre un desarrollo sustentable.	Plan	4	454.960.773
Formular los lineamientos de acción para la realización de la gestión integral en las principales cuencas del Estado Mérida.	Plan	1	1.187.889.037
Consolidación de la Comisión Estatal de Ordenación del Ambiente y culminación del Plan Estatal de Ordenación del Estado Sucre.	Plan	1	599.670.994
Consolidar a la Dirección Estatal de Nueva Esparta como integradora de las variables económicas, sociales y ambientales, incorporando a la comunidad organizada y por organizar en el proceso de desarrollo sustentable.	Plan	1	414.881.745

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Reducir el daño ambiental, procesos o componentes del ambiente que ocasionan perjuicios en el Estado Apure. Incentivar el aprovechamiento sustentable en el manejo racional de los recursos naturales.	Plan	4	603.882.647
Promover la gestión ambiental para la conservación, ordenamiento y mejoramiento del ambiente y de la calidad de vida de sus habitantes, dentro del marco del desarrollo sustentable del Estado Apure.	Plan	4	519.031.949
TOTAL			**362.695.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	105.228.290.598
02	Conservación de Aguas y Saneamiento Ambiental	212.782.088.945
03	Conservación y Gestión Ambiental	15.198.603.780
04	Ordenamiento y Administración Ambiental	12.303.809.977
05	Administración Regional	17.183.106.700
TOTAL		**362.695.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**69.793.554.146**
	- Recursos Ordinarios	53.306.090.478
	- Gestión Fiscal	11.586.856.989
	- Otras Fuentes de Financiamiento	4.900.606.679
4.02	**Materiales y Suministros**	**2.624.465.791**
	- Recursos Ordinarios	2.624.465.791
4.03	**Servicios no Personales**	**10.415.743.487**
	- Recursos Ordinarios	8.318.253.977
	- Gestión Fiscal	291.761.549
	- Otras Fuentes de Financiamiento	1.805.727.961
4.04	**Activos Reales**	**85.472.014.776**
	- Recursos Ordinarios	19.834.754.776
	- Programas y Proyectos	54.947.260.000
	▪ Saneamiento Ambiental Nivel del Lago de Valencia	4.900.000.000
	▪ Saneamiento Río Guaire	2.000.000.000
	▪ Sistema de Tratamiento Río Motatán	1.000.000.000
	▪ Protección y Conservación de Cuencas	2.000.000.000
	▪ Rehabilitación y Saneamiento Agua Potable Nivel Nacional	2.000.000.000
	▪ Plan Nacional para la Protección contra Incendios Forestales	1.500.000.000
	▪ Reconstrucción, Rehabilitación y Ampliación Sistemas de Acueductos y Cloacas Estado Vargas	10.000.000.000
	▪ Saneamiento Ambiental del Estado Barinas	2.500.000.000
	▪ Saneamiento del Estado Falcón	2.000.000.000
	▪ Saneamiento Ambiental Integral Estado Bolívar	2.500.000.000
	▪ Sistema Falconiano II	2.000.000.000
	▪ Agua Potable Región del Centro	2.000.000.000
	▪ Saneamiento del Litoral Central del Estado Vargas	2.000.000.000
	▪ Saneamiento Estado Portuguesa	3.000.000.000
	▪ Saneamiento Integral Cuenca Río Tuy	2.000.000.000
	▪ Saneamiento y Conservación de la Cuenca Río Cojedes	2.000.000.000
	▪ Saneamiento Ambiental Integral Edo. Miranda	1.000.000.000
	▪ Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	4.204.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental Tramo Anzoátegui	1.527.620.000
	▪ Saneamiento Ambiental Litoral Nor-Oriental (Tramo Cumaná-Carúpano)	1.000.000.000
	▪ Mejoramiento del Sistema de Aguas Blancas y Negras Casco Colonial Municipio Miranda - Estado Guárico	900.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental Tramo Monagas	2.915.640.000
	- Otras Fuentes de Financiamiento	10.690.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.06	**Servicio de la Deuda Pública y Disminución de Otros Pasivos**	**1.400.000.000**
	- Recursos Ordinarios	900.000.000
	- Gestión Fiscal	500.000.000
4.07	**Transferencias**	**172.458.481.800**
	- Recursos Ordinarios	35.840.034.978
	- Gestión Fiscal	9.224.281.462
	- Programas y Proyectos	113.097.300.000
	■ Aprovechamiento Integral de los Recursos Hidráulicos en el Estado Cojedes	1.500.000.000
	■ Saneamiento Integral del Lago de Maracaibo - ICLAM	6.000.000.000
	■ Aprovechamiento Integral Recursos Hidráulicos Edo. Trujillo	1.068.000.000
	■ Apoyo a la Reorganización del Sector Agua Potable y Saneamiento	650.000.000
	■ Programa Saneamiento Ambiental Aguas-Cloacas - HIDROVEN	4.806.000.000
	■ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Guárico - HIDROVEN	1.500.000.000
	■ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Táchira - HIDROVEN	1.000.000.000
	■ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Apure - HIDROVEN	850.000.000
	■ Abastecimiento Agua Potable y Saneamiento del Estado Trujillo - HIDROVEN	750.000.000
	■ Rehabilitación y Saneamiento Agua Potable Edo. Lara - HIDROVEN	1.000.000.000
	■ Saneamiento Ambiental Integral (Plan de Optimización Sistema Abastecimiento Isla de Margarita) - HIDROVEN	650.000.000
	■ Ampliación Acueductos y Cloacas Edo. Miranda - HIDROCAPITAL	1.800.000.000
	■ Continuación Construcción Obras de Regulación y Trasvase Sistema Yacambú-Quíbor	5.000.000.000
	■ Programa de Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional	2.500.000.000
	■ Manejo del Sistema Nacional de Parques	3.000.000.000
	■ Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar	1.000.000.000
	■ Seguridad Alimentaria y Desarrollo Rural (FAO) - IGVSB	1.000.000.000
	■ Plan Nacional de Mapas de Riesgos - IGVSB	1.000.000.000
	■ Adquisición Sede Instituto Geográfico de Venezuela Simón Bolívar	1.500.000.000
	■ Plan Nacional de Catastro - IGVSB	2.000.000.000
	■ Construcción de Cloacas y Acueductos Sector Morichalito, Los Pijiguaos - Municipio Cedeño (C.V.G - GOSH) – Estado Bolívar	350.000.000
	■ Ampliación Acueductos Padre Chien, El Palmar Municipio Cedeño (C.V.G. - GOSH) – Estado Bolívar	350.000.000
	■ Ampliación Acueducto Tumeremo. Mcpio. Sifontes (C.V.G. - GOSH) - Edo. Bolívar	320.000.000
	■ Acueducto del Municipio Pedernales (CVG_GOSH) - Edo. Delta Amacuro	1.700.000.000
	■ Acueducto del Municipio Capure (CVG_GOSH) - Edo. Delta Amacuro	1.000.000.000
	■ Recuperación del Parque Codazzi. Mcpio. Santiago Mariño, Gobernación Estado Aragua	400.000.000
	■ Construcción Acueducto de Socopó, Parroquia Ticoporo. Mcpio. Sucre, Gobernación Estado Barinas	500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	• Terminación Red de Cloacas. Parroquia Andrés Bello. Bumbum. Mcpio. Sucre, Gobernación Estado Barinas	100.000.000
	• Rehabilitación Canal Guzmán Blanco, Municipio Naguanagua, Estado Carabobo	200.000.000
	• Construcción de Veinticuatro (24) Pozos e Instalación de Diecinueve (19) Molinos, Municipios: Ortíz, Miranda, Leonardo Infante, Santa María de Ipire, Monagas, El Socorro, Las Mercedes y Chaguaramas, Gobernación Estado Guárico	920.400.000
	• Consolidación de Acueductos para Agua Potable, Municipio José Félix Rivas, Gobernación Estado Guárico	1.500.000.000
	• Saneamiento de Cloacas, Laguna de Oxidación Municipio Camaguán, Gobernación Estado Guárico	400.000.000
	• Mejoramiento del Sistema de Agua Potable, San Juan de los Morros, Municipio Roscio, Gobernación Estado Guárico	450.000.000
	• Canalización Quebrada La Ruezga, Gobernación Estado Lara	2.000.000.000
	• Red de Cloacas y Construcción de Laguna de Oxidación de La Miel, Municipio Simón Planas, Gobernación Estado Lara	800.000.000
	• Sistema de Aducción Los Quediches - La Coposa - San Francisco, Municipio Torres, Gobernación Estado Lara	800.000.000
	• Ampliación del Acueducto de Municipio Península de Macanao, Gobernación Estado Nueva Esparta	750.000.000
	• Sistema de Cloacas del Puerto del Guamache Punta de Mangle- El Guamache, Estado Nueva Esparta	250.000.000
	• Construcción Planta de Tratamiento de Aguas Servidas de Guardia Mun. Díaz, Gobernación Estado Nueva Esparta	500.000.000
	• I Etapa Construcción de Cloacas de Boca de Pozo Península de Macanao, Gobernación Estado Nueva Esparta	500.000.000
	• Mejoramiento del Sistema de Aguas Blancas del Municipio Agua Blanca. Gobernación Estado Portuguesa	850.000.000
	• Sistema de Cloacas de Aricagua, Mcpio. Montes, Gobernación Edo. Sucre	500.000.000
	• Acueducto del Municipio Salmerón Acosta, Gobernación Edo. Sucre	250.000.000
	• Acueducto de Guaracayal, Tanque y Red de Distribución, Municipio Bolívar, Edo. Sucre	350.000.000
	• Acueducto de Palo Gordo, Municipio Cárdenas (Táriba) – Gobernación Estado Táchira	150.000.000
	• Embaulamiento de la Quebrada El Baño Municipio Motatán, Gobernación Estado Trujillo	278.000.000
	• Rehabilitación del Sistema de Agua en Yaracuy Gobernación del Estado Yaracuy	1.000.000.000
	• Acueducto Rural Municipio Autana, Estado Amazonas	232.000.000
	• Ampliación y Mejoramiento Dique-Caño Claro en el Amparo, Municipio Páez, Estado Apure	2.000.000.000
	• Construcción de Sistema Integral para Drenar Aguas de origen Pluvial, en Guasdualito, Municipio Páez, Estado Apure	5.200.000.000
	• Acueducto Caserío Miraflores, Municipio Bolívar, Estado Barinas	350.000.000
	• Recuperación de Cuencas de Cárcavas en la Meseta Moromoy del Río Santo Domingo Barinitas, Municipio Bolívar, Estado Barinas	500.000.000
	• Acueducto Santa Bárbara de Barinas, Municipio Ezequiel Zamora, Estado Barinas	1.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Ampliación Acueductos Rurales, Parroquias Pozo Verde, Yocaima, Unare, Sectores: La Ceiba y San Jacinto, Municipio Roscio, Estado Bolívar	800.000.000
	▪ Plan Especial de Saneamiento del Relleno Sanitario de La Guásima, Municipio Libertador, Estado Carabobo	1.100.000.000
	▪ Culminación Laguna de Oxidación de Genareño y Santoyero, Municipio Ricaurte, Estado Cojedes	400.000.000
	▪ Construcción Red de Drenaje Pluvial en la Urb Jorge Hernández - Punto Fijo, Municipio Carirubana, Estado Falcón	300.000.000
	▪ Construcción Drenaje en el Sector Cujicana, Municipio Carirubana, Estado Falcón	300.000.000
	▪ Reposición del Colector Principal Guaranao, Sector La Botija, Municipio Carirubana, Estado Falcón	250.000.000
	▪ Canalización y Embaulamiento de Quebrada en la Ciudad de Coro, Municipio Miranda, Estado Falcón	500.000.000
	▪ Reemplazo de la Red de Distribución de Agua Potable en el Municipio Píritu, Estado Falcón	500.000.000
	▪ Construcción de Red de Aguas Domésticas, Municipio Chaguaramas, Estado Guárico	700.000.000
	▪ Construcción de Represa para Agua Potable, Sabana Grande, Municipio Monagas, Estado Guárico	500.000.000
	▪ Mejoramiento del Sistema de Agua Potable, Municipio San Jerónimo de Guayabal, Estado Guárico	285.900.000
	▪ Construcción Línea de Aducción Caseríos Ubicados al Margen Izquierdo del Río Tocuyo. Parroquia Bolívar, Municipio Morán, Estado Lara	1.000.000.000
	▪ Culminación Acueducto Caserío El Parchal – El Espinal. Parroquia Humocaro Bajo, Municipio Morán, Estado Lara	300.000.000
	▪ Culminación Acueducto Humocaro Bajo, Municipio Morán, Estado Lara	1.000.000.000
	▪ Continuación Acueducto La Miel. Parroquia Gustavo Vegas León, Municipio Simón Planas, Estado Lara	300.000.000
	▪ Ampliación del Acueducto de la Parroquia Héctor Amable Mora. El Vigía, Municipio Alberto Adriani, Estado Mérida	300.000.000
	▪ Mejoramiento del Sistema Acueducto de Santa Cruz de Mora, Municipio Antonio Pinto Salinas, Estado Mérida	500.000.000
	▪ Acueducto Río Blanco-Jají. Ejido, Municipio Campo Elías, Estado Mérida	1.000.000.000
	▪ Construcción Cloacas de la Comunidad de Mucuchíes, Municipio Rangel (Mucuchíes), Estado Mérida	1.100.000.000
	▪ Mejoramiento del Sistema de Acueducto para Tovar, Municipio Tovar, Estado Mérida	300.000.000
	▪ Construcciones de Redes N° 1 y 3 del Sistema de Acueducto Las Brisas, Parroquia Las Brisas, Municipio Cristóbal Rojas, Estado Miranda	1.000.000.000
	▪ Embaulamiento de la Quebrada El Jabillo, II Etapa Parroquia Charallave, Municipio Cristóbal Rojas, Estado Miranda	800.000.000
	▪ Liceo Diversificado Comunidades Los Olivos, Madosa y Guaicaipuro, Municipio Cristóbal Rojas, Estado Miranda	650.000.000
	▪ Quebrada Camatagua, Municipio Guaicaipuro, Estado Miranda	580.000.000
	▪ Acueducto Paraíso del Tuy, Municipio Independencia, Estado Miranda	600.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Red de Cloacas Sector Vista Hermosa Alto Soapire, Municipio Paz Castillo, Estado Miranda	500.000.000
	▪ Red de Cloacas Sector El Progreso, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	570.000.000
	▪ Red de Cloacas Sector Araguaney, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	530.000.000
	▪ Red de Cloacas Sector Araguaney Azul, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	140.000.000
	▪ Red de Cloacas Sector Nueva República Alto del Soapire, Municipio Paz Castillo, Estado Miranda	210.000.000
	▪ Red de Cloacas Sector Colinas del Alto, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	260.000.000
	▪ Red de Cloacas Sector El Esfuerzo, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	210.000.000
	▪ Red de Cloacas Sector Cajigal, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	300.000.000
	▪ Canalización Quebrada Guieme, Municipio Plaza, Estado Miranda	500.000.000
	▪ Canalización Quebrada Iznapa, Municipio Plaza, Estado Miranda	500.000.000
	▪ Canalización Quebrada Agua Amarilla, Municipio Plaza, Estado Miranda	800.000.000
	▪ Canalización Quebrada La Candelaria II, Municipio Simón Bolívar, Estado Miranda	553.000.000
	▪ Canalización Quebrada La Aguada, Municipio Simón Bolívar, Estado Miranda	300.000.000
	▪ Sistema Hidráulico La Pereza, Municipio Sucre, Estado Miranda	1.200.000.000
	▪ Remodelación del Parque Ecológico, Municipio Urdaneta, Estado Miranda	600.000.000
	▪ Construcción de la 1era. Etapa de la Red de Cloacas del Río Cocoyar, Parroquia San Francisco, Municipio Acosta, Estado Monagas	400.000.000
	▪ Construcción de Planta de Tratamiento de Aguas Residuales de San Antonio de Capayacuar, Municipio Acosta, Estado Monagas	500.000.000
	▪ Construcción de Planta de Tratamiento de Aguas Residuales de la Parroquia San Francisco- El Rincón, Municipio Acosta, Estado Monagas	500.000.000
	▪ Construcción de Captación de Aducción de Planta de Tratamiento Q50-LPS y Estanques (02) Metálicos Elevados de 450.000 c/u. Para la localidad de Potrerito, Municipio Cedeño, Estado Monagas	250.000.000
	▪ Red de Cloacas del Municipio Cedeño, Estado Monagas	500.000.000
	▪ Construcción de la Planta de Tratamiento de Aguas Negras de la Población de Barrancas del Orinoco, Municipio Sotillo, Estado Monagas	500.000.000
	▪ Construcción del Sistema de Bombeos de Aguas Negras de la Urb. "Arnoldo Gabaldón", Municipio Santa Bárbara, Estado Monagas	400.000.000
	▪ Saneamiento, Ornato, Mantenimiento y Equipamiento de las Playas del Municipio Antolín del Campo, Estado Nueva Esparta	250.000.000
	▪ Red de Acueducto de Altagracia, Municipio Gómez, Estado Nueva Esparta	250.000.000
	▪ II Etapa Embaulamiento y Saneamiento Canales de Juan Griego y sus Adyacencias, Municipio Marcano, Estado Nueva Esparta	250.000.000
	▪ Saneamiento, Ornato y Equipamiento de Playas del Municipio Marcano, Estado Nueva Esparta	250.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	• Culminación del Sistema de Cloacas El Guamache - Las Casitas del Municipio Tubores, Estado Nueva Esparta	500.000.000
	• Construcción de Red de Acueducto de San Pedro de Coche. Isla de Coche, Municipio Villalba, Estado Nueva Esparta	1.000.000.000
	• Construcción Colector Marginal de Aguas Servidas de Choro Gonzalero, Municipio Esteller, Estado Portuguesa	1.200.000.000
	• Construcción del Acueducto Rural, Municipio Guanarito, Estado Portuguesa	350.000.000
	• Cloacas y Asfaltado Barrio Rómulo Gallegos y Las Tejas, Municipio Turén, Estado Portuguesa	500.000.000
	• Construcción de Estanques de Almacenamiento, Distribución, Rehabilitación y Sistema de Potabilización de Aguas Claras del Acueducto del Municipio Andrés Mata, Estado Sucre	1.000.000.000
	• Sistema de Aguas Servidas del Municipio Arismendi, Estado Sucre	250.000.000
	• Culminación Cloacas Golindano - Mcpio. Bolívar, Estado Sucre	250.000.000
	• Culminación Acueducto de las Comunidades La Gloria - La Soledad. Mcpio. Bolívar Edo. Sucre	250.000.000
	• Ampliación de la Estación de Bombeo de Aguas Negras de Mariguitar. Mcpio. Bolívar, Edo. Sucre	500.000.000
	• Construcción de Tanques de Almacenamiento Capacidad: 2 Millones de Litros, Sector El Campamento, Mariguitar, Municipio Bolívar, Estado Sucre	500.000.000
	• Planta Potabilizadora de Aguas Blancas, Municipio Bolívar, Estado Sucre	250.000.000
	• Construcción de Planta de Tratamiento de Aguas Servidas en Río Seco, Municipio Cajigal, Estado Sucre	500.000.000
	• Ampliación del Acueducto de Yaguaraparo, Municipio Cajigal, Estado Sucre	400.000.000
	• Culminación Acueducto Libertador II Etapa. Municipio Libertador, Edo. Sucre	500.000.000
	• Construcción de Laguna de Oxidación Principal de la Planta de Tratamiento de Aguas Servidas del Municipio Libertador. Edo. Sucre	250.000.000
	• Construcción del Sistema de Aguas Servidas de Tunapuy Municipio Libertador. Edo. Sucre	500.000.000
	• Planta de Tratamiento de Aguas Servidas de Irapa, Municipio Mariño, Edo. Sucre	300.000.000
	• Construcción de la Planta de Tratamiento de Aguas Servidas del Municipio Valdéz, Estado Sucre	500.000.000
	• Saneamiento Ambiental, Ornato y Mantenimiento del Municipio Valdéz, Estado Sucre	500.000.000
	• Acueducto Municipal Santa Ana, Municipio Córdoba (Sta. Ana), Estado Táchira	800.000.000
	• Const. Nva. Red de Cloacas de la Ciudad de La Fría, Municipio García de Hevia, Estado Táchira	200.000.000
	• Const. Colectores de Aguas Negras. Municipio Independencia (Capacho Independencia), Estado Táchira	700.000.000
	• Construcción Red Aguas Negras, Municipio Michelena, Estado Táchira	200.000.000
	• Red Aguas Negras Vía Panamericana, Municipio Michelena, Estado Táchira	200.000.000
	• Construcción Acueducto Municipal, Municipio Pedro María Ureña, (Ureña), Estado Táchira	1.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Sistema de Aguas Servidas del Municipio Pedro María Ureña, (Ureña), Estado Táchira	400.000.000
	▪ Acueducto de Las Mesas (suministro, consumo, riego), Municipio Antonio Rómulo Costa (Las Mesas), Estado Táchira	750.000.000
	▪ Consolidación Acueducto Betijoque I Etapa, Municipio Rafael Rangel, Estado Trujillo	900.000.000
	▪ I Etapa Sistema de Saneamiento Ambiental (Planta de Tratamiento para Aguas Residuales del Río Tupe) Aroa, Municipio Bolívar, Estado Yaracuy	400.000.000
	▪ Perforación de 2 Pozos Profundos (Construcción) y Equipamiento (Agua para el Consumo Humano). Sector Copa Redonda, Sabana de Parra, Municipio José Antonio Páez, Estado Yaracuy	250.000.000
	▪ Construcción de Galería Filtrante Río Cocorotico, Municipio Urachiche, Estado Yaracuy	400.000.000
	▪ I Etapa de la Construcción Cloacas Sector Rural "La Negrita", Municipio Independencia, Estado Yaracuy	1.184.000.000
	▪ Primera Etapa Construcción Desarenador – Aducción Dique y Vías de Acceso, Río Taria, Municipio Veroes, Estado Yaracuy	1.300.000.000
	▪ Rehabilitación de Cloacas y Acueducto, Construcción Planta Bombeo de Aguas Servidas. Aldea Agua Negra Municipio Veroes, Estado Yaracuy	1.100.000.000
	▪ Sistema de Recolectores y Tratamiento de Aguas Servidas, San José de Perijá, Municipio Machiques de Perijá, Estado Zulia	1.000.000.000
	▪ Plan de Densificación Toponímica	1.000.000.000
	- Otras Fuentes de Financiamiento	14.296.865.360
412	**Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento**	**20.531.640.000**
	- Programas y Proyectos	20.531.640.000
4.04	▪ Acueducto Bolivariano del Edo. Falcón	8.010.000.000
	▪ Saneamiento de la Vela de Coro	2.400.000.000
	▪ Saneamiento Ambiental Integral Litoral Occidental	4.806.000.000
	▪ Aprovechamiento Integral Recursos Hidráulicos Presa El Pilar, Estado Sucre	2.400.000.000
4.07	▪ Programa Nacional de Gerencia Ambiental	2.915.640.000
	TOTAL	**362.695.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	4.675	24.663.815.270
- Directivo	186	2.124.289.520
- Profesional y Técnico	1.814	13.062.581.118
- Personal Administrativo	1.151	3.812.418.969
- Personal Médico	24	197.699.933
- Obrero	1.500	5.466.825.730
Personal Contratado	109	515.232.000
- Empleado	59	399.600.000
- Obrero	50	115.632.000
TOTAL	**4.784**	**25.179.047.270**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	25	57.024.000
II	190.081 - 208.400	115	267.780.720
III	208.401 - 258.400	405	1.157.549.471
IV	258.401 - 308.400	1.240	4.227.521.516
V	308.401 - 358.400	818	3.154.257.609
VI	358.401 - 408.400	138	629.078.823
VII	408.401 - 458.400	197	1.038.732.198
VIII	458.401 - 508.400	259	1.504.511.669
IX	508.401 - 558.400	353	2.254.447.636
X	558.401 - 608.400	294	2.062.247.148
XI	608.401 - 658.400	174	1.318.763.097
XII	658.401 - 708.400	205	1.679.641.382
XIII	708.401 - 758.400	139	1.216.235.239
XIV	758.401 - 808.400	138	1.286.762.920
XV	808.401 - 858.400	56	559.259.976
XVI	858.401 - 908.400	41	432.279.854
XVII	908.401 Y MÁS	187	2.332.954.012
TOTAL		**4.784**	**25.179.047.270**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0024	Instituto Autónomo Corporación Venezolana de Guayana (C.V.G.) - GOSH	3.720.000.000
A0052	Instituto Nacional de Parques (INPARQUES)	12.000.000.000
A0064	Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	7.500.000.000
A0069	Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales Renovables (SAMARNR)	28.500.000.000
A0093	Universidad Central de Venezuela (U.C.V.)	20.000.000
A0103	Instituto Forestal Latinoamericano	75.000.000
A0107	Autoridad Unica de Area Parque Nacional Archipiélago los Roques	170.000.000
A0200	Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (C.I.D.I.A.T.)	280.000.000
A0324	Fundación de Educación Ambiental	90.000.000
A0343	Fundación Laboratorio Nacional de Hidráulica	70.000.000
A0354	Fundación Nacional de Parques Zoológicos y Acuarios	40.000.000
A0406	Laboratorio Nacional de Productos Forestales	25.000.000
A0606	C.A. Hidrológica de Venezuela	11.206.000.000
A0609	C.A. Hidrológica de la Región Capital	1.800.000.000
A0611	C.A. Hidrológica del Caribe	500.000.000
A0613	C.A. Hidrológica de la Región Suroeste	750.000.000
A0615	C.A. Hidrológica Páez	1.000.000.000
A0616	C.A. Hidrológica de los Llanos	1.000.000.000
A0619	C.A. Hidrológica del Lago de Maracaibo	500.000.000
A0639	Compañía Nacional de Reforestación (CONARE)	400.000.000
A0678	Sistema Hidráulico Yacambú Quíbor, C.A.	5.700.000.000
A0685	C.A. Hidrológica de la Cordillera Andina	500.000.000
A0696	Empresa Regional Sistema Hidráulico Trujillano, S.A.	1.368.000.000
A0697	Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	1.800.000.000
A0820	Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	200.000.000
A0909	Instituto Geográfico de Venezuela, Simón Bolívar	9.500.000.000
E5400	Estado Aragua	400.000.000
E5500	Estado Barinas	600.000.000
E5700	Estado Carabobo	200.000.000
E6100	Estado Guárico	3.270.400.000
E6200	Estado Lara	3.600.000.000
E6600	Estado Nueva Esparta	2.000.000.000
E6700	Estado Portuguesa	850.000.000
E6800	Estado Sucre	1.100.000.000
E6900	Estado Táchira	150.000.000
E7000	Estado Trujillo	278.000.000
E7100	Estado Yaracuy	1.000.000.000
E5104	Municipio Autana, Estado Amazonas	232.000.000
E5304	Municipio Páez, Estado Apure	7.200.000.000
E5505	Municipio Bolívar, Estado Barinas	850.000.000
E5507	Municipio Ezequiel Zamora, Estado Barinas	1.000.000.000
E5608	Municipio Roscio, Estado Bolívar	800.000.000
E5711	Municipio Libertador, Estado Carabobo	1.100.000.000
E5805	Municipio Ricaurte, Estado Cojedes	400.000.000
E6005	Municipio Carirubana, Estado Falcón	850.000.000
E6015	Municipio Miranda, Estado Falcón	500.000.000
E6019	Municipio Píritu, Estado Falcón	500.000.000
E6102	Municipio Chaguaramas, Estado Guárico	700.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
E6108	Municipio Monagas, Estado Guárico	500.000.000
E6115	Municipio San Jerónimo de Guayabal, Estado Guárico	285.900.000
E6205	Municipio Morán, Estado Lara	2.300.000.000
E6207	Municipio Simón Planas, Estado Lara	300.000.000
E6301	Municipio Alberto Adriani, Estado Mérida	300.000.000
E6303	Municipio Antonio Pinto Salinas, Estado Mérida	500.000.000
E6306	Municipio Campo Elías, Estado Mérida	1.000.000.000
E6317	Municipio Rangel, Estado Mérida	1.100.000.000
E6321	Municipio Tovar, Estado Mérida	300.000.000
E6406	Municipio Cristóbal Rojas, Estado Miranda	2.450.000.000
E6409	Municipio Guaicaipuro, Estado Miranda	580.000.000
E6411	Municipio Independencia, Estado Miranda	600.000.000
E6411	Municipio Paz Castillo, Estado Miranda	2.720.000.000
E6417	Municipio Plaza, Estado Miranda	1.800.000.000
E6418	Municipio Simón Bolívar, Estado Miranda	853.000.000
E6419	Municipio Sucre, Estado Miranda	1.200.000.000
E6420	Municipio Urdaneta, Estado Miranda	600.000.000
E6501	Municipio Acosta, Estado Monagas	1.400.000.000
E6504	Municipio Cedeño, Estado Monagas	750.000.000
E6510	Municipio Sotillo, Estado Monagas	500.000.000
E6512	Municipio Santa Bárbara, Estado Monagas	400.000.000
E6601	Municipio Antolín del Campo, Estado Nueva Esparta	250.000.000
E6605	Municipio Gómez, Estado Nueva Esparta	250.000.000
E6607	Municipio Marcano, Estado Nueva Esparta	500.000.000
E6610	Municipio Tubores, Estado Nueva Esparta	500.000.000
E6611	Municipio Villalba, Estado Nueva Esparta	1.000.000.000
E6703	Municipio Esteller, Estado Portuguesa	1.200.000.000
E6705	Municipio Guanarito, Estado Portuguesa	350.000.000
E6714	Municipio Turén, Estado Portuguesa	500.000.000
E6802	Municipio Andrés Mata, Estado Sucre	1.000.000.000
E6803	Municipio Arismendi, Estado Sucre	250.000.000
E6806	Municipio Bolívar, Estado Sucre	1.750.000.000
E6807	Municipio Cajigal, Estado Sucre	900.000.000
E6809	Municipio Libertador, Estado Sucre	1.250.000.000
E6810	Municipio Mariño, Estado Sucre	300.000.000
E6815	Municipio Valdéz, Estado Sucre	1.000.000.000
E6905	Municipio Córdoba, Estado Táchira	800.000.000
E6907	Municipio García de Hevia, Estado Táchira	200.000.000
E6909	Municipio Independencia, Estado Táchira	700.000.000
E6915	Municipio Michelena, Estado Táchira	400.000.000
E6917	Municipio Pedro María Ureña, Estado Táchira	1.400.000.000
E6924	Municipio Antonio Rómulo Costa Estado Táchira	750.000.000
E7009	Municipio Rafael Rangel, Estado Trujillo	900.000.000
E7101	Municipio Bolívar, Estado Yaracuy	400.000.000
E7103	Municipio José Antonio Páez, Estado Yaracuy	250.000.000
E7108	Municipio Urachiche, Estado Yaracuy	400.000.000
E7111	Municipio Independencia, Estado Yaracuy	1.184.000.000
E7114	Municipio Veroes, Estado Yaracuy	2.400.000.000
E7213	Municipio Machiques de Perijá, Estado Zulia	1.000.000.000
TOTAL		**158.517.300.000**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	5.518.140.000
4.07	03	00	00	Transferencias al exterior	102.500.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	102.500.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	102.500.000
				➢ I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	52.500.000
				- Recursos Ordinarios	52.500.000
				➢ I0118 Organización Meteorológica Mundial (O.M.M.)	25.000.000
				- Recursos Ordinarios	25.000.000
				➢ I0168 Convención Contra la Desertificación (CCDESERTIF)	25.000.000
				- Recursos Ordinarios	25.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	2.500.000.000
4.07	99	02	00	Transferencias de capital diversas	2.500.000.000
				➢ I0092 Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)	2.500.000.000
				- Programas y Proyectos	
				• Programa de Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional	2.500.000.000
412	00	00	00	Egresos sin Afectación en Tesorería Nacional de la Ley de Endeudamiento	2.915.640.000
412	07	00	00	Transferencias	2.915.640.000
412	07	02	00	Transferencias de Capital Internas	2.915.640.000
412	07	02	12	Transferencias de Capital Diversas	2.915.640.000
				➢ I0092 Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)	2.915.640.000
				- Programas y Proyectos	
				• Programa Nacional de Gerencia Ambiental	2.915.640.000

PROGRAMA: 01, Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Modernización del MARN. Apoyo a la gestión ambiental. Modernización de cartografía.	Proyecto	3	2.915.640.000
Promover la eficiencia, eficacia y calidad en la administración del Patrimonio Público, verificando el cumplimiento de las normas legales, políticas y planes de acción establecidos.	Acto Administrativo	1	520.412.535
Desarrollo de un conjunto de actividades de carácter administrativo, financiero, de prestación de servicio y suministro, los cuales deben efectuarse en forma continua y permanente.	Plan	1	6.127.999.588
Proporcionar orientación jurídica que permita la cooperación entre los administradores de la materia ambiental.	Plan	1	306.995.516
Administrar todos los procesos de recursos humanos del Ministerio, a través de una planificación real y objetiva, para garantizar la permanencia y el desarrollo de personal altamente calificado.	Acto Administrativo	2.100.000	64.324.791.164
Analizar y efectuar seguimientos a las instrucciones de la Presidencia de la República y Directorio del MARN, así como promover y mejorar las relaciones de la Institución con los diferentes entes públicos y privados.	Plan	2.830	30.184.900.204
Promover las negociaciones del Programa de Cooperación Ambiental con los Organismos Multilaterales y Agencias de Cooperación Bilateral.	Plan	4	289.199.903
Asesorar, coordinar, formular y evaluar el Presupuesto del Ministerio y sus Organismos Adscritos, a fin de cumplir con los planes de acción y la producción de bienes y servicios de la Institución.	Acto Administrativo	2.500.000	558.351.688
TOTAL			105.228.290.598

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**54.269.241.982**
	- Recursos Ordinarios	37.781.778.314
	- Gestión Fiscal	11.586.856.989
	- Otras Fuentes de Financiamiento	4.900.606.679
4.02	**Materiales y Suministros**	**758.620.439**
	- Recursos Ordinarios	758.620.439
4.03	**Servicios no Personales**	**5.397.484.122**
	- Recursos Ordinarios	4.285.148.447
	- Gestión Fiscal	291.761.549
	- Otras Fuentes de Financiamiento	820.574.126
4.04	**Activos Reales**	**146.122.255**
	- Recursos Ordinarios	146.122.255
4.06	**Servicio de la Deuda Pública y Disminución de Otros Pasivos**	**1.400.000.000**
	- Recursos Ordinarios	900.000.000
	- Gestión Fiscal	500.000.000
4.07	**Transferencias**	**40.341.181.800**
	- Recursos Ordinarios	25.370.034.978
	- Gestión Fiscal	9.224.281.462
	- Otras Fuentes de Financiamiento	5.746.865.360
412	**Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento**	**2.915.640.000**
4.07	- Programas y Proyectos	2.915.640.000
	▪ Programa Nacional de Gerencia Ambiental	
	TOTAL	**105.228.290.598**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.080	9.139.503.106
- Directivo	71	782.195.268
- Profesional y Técnico	312	2.146.682.105
- Personal Administrativo	173	546.100.070
- Personal Médico	24	197.699.933
- Obrero	1.500	5.466.825.730
Personal Contratado	109	515.232.000
- Empleado	59	399.600.000
- Obrero	50	115.632.000
TOTAL	**2.189**	**9.654.735.106**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	28.950.000.000
4.07	01	00	00	Transferencias corrientes internas	28.950.000.000
4.07	01	02	00	Transferencias corrientes al sector público	28.950.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	280.000.000
				➢ A0200 Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (C.I.D.I.A.T.)	280.000.000
				- Recursos Ordinarios	280.000.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	28.670.000.000
				➢ A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales Renovables (SAMARNR)	28.500.000.000
				- Recursos Ordinarios	15.628.134.640
				- Gestión Fiscal	7.125.000.000
				- Otras Fuentes de Financiamiento	5.746.865.360
				➢ A0107 Autoridad Unica de Area Parque Nacional Archipiélago de los Roques	170.000.000
				- Recursos Ordinarios	170.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	52.500.000
4.07	03	00	00	Transferencias al exterior	52.500.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	52.500.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	52.500.000
				➢ I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	52.500.000
				- Recursos Ordinarios	52.500.000

PROGRAMA: 02, Conservación de Aguas y Saneamiento Ambiental

UNIDAD EJECUTORA: Despacho del Viceministro del Agua

A este programa le corresponde la conservación, gestión y administración del recurso agua, partiendo desde las cuencas captadoras de agua, hasta su vertido en el mar, incluyendo la administración de agua, el control de inundaciones, saneamiento de embalses, conservación y saneamiento de cuencas altas, medias y bajas, construcción de cloacas, acueductos y plantas de tratamiento, con miras a dotar al país de la infraestructura requerida para aprovechar racionalmente los recursos naturales.

Por otra parte, se han asignado créditos presupuestarios a los entes descentralizados, así como al Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.), con el propósito de proseguir las obras de la Planta Norte de Maracaibo (Saneamiento Integral del Lago de Maracaibo), Yacambú – Quíbor, Recursos Hidráulicos del Estado Cojedes, Abastecimiento de Agua Potable y Saneamiento del Estado Trujillo, Saneamiento Ambiental Agua y Cloacas, Apoyo a la Reorganización del Sector Agua Potable y Saneamiento, Aguas de Lara, Saneamiento Ambiental del Lago de Valencia, Sistema Hidrometereológico Nacional, etc.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinación y supervisión de los estudios y proyectos, obras de ingeniería y proyectos especiales de equipamiento.	Informe	26	15.470.951.849
Controlar y supervisar las labores de construcción, ampliación y manejo de obras de ingeniería ambiental, a nivel nacional.	Informe	24	8.693.675.624
Ejecutar estudios y proyectos requeridos para acometer las obras de equipamiento ambiental.	Estudio	45	3.776.818.023

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Realizar mantenimiento preventivo y correctivo de obras de equipamiento ambiental, a nivel nacional.	Informe	170	6.577.625.217
Supervisar, ejecutar y controlar los grandes proyectos de saneamiento ambiental y aprovechamiento de los recursos hidráulicos.	Informe	68	67.344.268.483
Elaborar términos de referencia para proyectos y estudios, usando como apoyo información básica de suelos e hidrometeorológica, y promover el manejo de las cuencas hidrográficas, garantizando el recurso agua.	Estudio	15	961.991.145
Instalar sistemas de observación en superficie, alta atmósfera, de comunicaciones y formación del recurso humano.	Proyecto	3	2.500.000.000
Conservar, gestionar y administrar el recurso agua.	Informe	4	107.456.758.604
TOTAL			**212.782.088.945**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**1.484.618.962**
	- Recursos Ordinarios	1.484.618.962
4.02	**Materiales y Suministros**	**124.485.000**
	Recursos Ordinarios	124.485.000
4.03	**Servicios no Personales**	**330.511.983**
	- Recursos Ordinarios	282.668.483
	- Otras Fuentes de Financiamiento	47.843.500
4.04	**Activos Reales**	**83.239.173.000**
	- Recursos Ordinarios	18.131.913.000
	- Programas y Proyectos	54.947.260.000
	• Saneamiento Ambiental Nivel del Lago de Valencia	4.900.000.000
	• Saneamiento Río Guaire	2.000.000.000
	• Sistema de Tratamiento Río Motatán	1.000.000.000
	• Protección y Conservación de Cuencas	2.000.000.000
	• Rehabilitación y Saneamiento Agua Potable Nivel Nacional	2.000.000.000
	• Plan Nacional para la Protección Contra Incendios Forestales	1.500.000.000
	• Reconstrucción, Rehabilitación y Ampliación Sistemas de Acueductos y Cloacas Estado Vargas	10.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	• Saneamiento Ambiental del Estado Barinas	2.500.000.000
	• Saneamiento del Estado Falcón	2.000.000.000
	• Saneamiento Ambiental Integral Estado Bolívar	2.500.000.000
	• Sistema Falconiano II	2.000.000.000
	• Agua Potable Región del Centro	2.000.000.000
	• Saneamiento del Litoral Central del Estado Vargas	2.000.000.000
	• Saneamiento Integral Cuenca Río Tuy	2.000.000.000
	• Saneamiento Estado Portuguesa	3.000.000.000
	• Saneamiento y Conservación de la Cuenca Río Cojedes	2.000.000.000
	• Saneamiento Ambiental Integral Edo. Miranda	1.000.000.000
	• Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	4.204.000.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental Tramo Anzoátegui	1.527.620.000
	• Saneamiento Ambiental Litoral Nor-Oriental (Tramo Cumaná-Carúpano)	1.000.000.000
	• Mejoramiento del Sistema de Aguas Blancas y Negras Casco Colonial Municipio Miranda - Estado Guárico	900.000.000
	• Saneamiento Ambiental Integral Litoral Nor-Oriental Tramo Monagas	2.915.640.000
	- Otras Fuentes de Financiamiento	10.160.000.000
4.07	**Transferencias**	**109.987.300.000**
	- Recursos Ordinarios	4.840.000.000
	- Programas y Proyectos	102.597.300.000

	• Aprovechamiento Integral de los Recursos Hidráulicos en el Estado Cojedes	1.500.000.000
	• Saneamiento Integral del Lago de Maracaibo-ICLAM	6.000.000.000
	• Aprovechamiento Integral Recursos Hidráulicos Edo. Trujillo	1.068.000.000
	• Apoyo a la Reorganización del Sector Agua Potable y Saneamiento	650.000.000
	• Programa Saneamiento Ambiental Aguas-Cloacas-HIDROVEN	4.806.000.000
	• Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Guárico-HIDROVEN	1.500.000.000
	• Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Táchira-HIDROVEN	1.000.000.000
	• Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Apure-HIDROVEN	850.000.000
	• Abastecimiento Agua Potable y Saneamiento del Estado Trujillo-HIDROVEN	750.000.000
	• Rehabilitación y Saneamiento Agua Potable Edo. Lara-HIDROVEN	1.000.000.000
	• Saneamiento Ambiental Integral (Plan de Optimizacion Sistema Abastecimiento Isla de Margarita)-HIDROVEN	650.000.000
	• Ampliación Acueductos y Cloacas Edo. Miranda-HIDROCAPITAL	1.800.000.000
	• Cont Const. Obras de Regul. Trasvase Sist. Yacambú-Quíbor	5.000.000.000
	• Programa de Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional	2.500.000.000
	• Construcción de Cloacas y Acueductos Sector Morichalito, Los Pijiguaos - Municipio Cedeño (C.V.G - GOSH) – Estado Bolívar	350.000.000
	• Ampliación Acueductos Padre Chien, El Palmar Municipio Cedeño (C.V.G. - GOSH) – Estado Bolívar	350.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
	▪ Ampliación Acueducto Tumeremo. Mcpio. Sifontes (C.V.G. - GOSH) - Edo. Bolívar	320.000.000
	▪ Acueducto del Municipio Pedernales (CVG_GOSH) - Edo. Delta Amacuro	1.700.000.000
	▪ Acueducto del Municipio Capure (CVG_GOSH) - Edo. Delta Amacuro	1.000.000.000
	▪ Recuperación del Parque Codazzi. Mcpio. Santiago Mariño, Gobernación Estado Aragua	400.000.000
	▪ Construcción Acueducto de Socopó, Parroquia Ticoporo. Mcpio. Sucre, Gobernación Estado Barinas	500.000.000
	▪ Terminación Red de Cloacas. Parroquia Andrés Bello. Bumbum. Mcpio. Sucre, Gobernación Estado Barinas	100.000.000
	▪ Rehabilitación Canal Guzmán Blanco, Municipio Naguanagua, Estado Carabobo	200.000.000
	▪ Construcción de Veinticuatro (24) Pozos e Instalación de Diecinueve (19) Molinos, Municipios: Ortíz, Miranda, Leonardo Infante, Santa María de Ipire, Monagas, El Socorro, Las Mercedes y Chaguaramas, Gobernación Estado Guárico	920.400.000
	▪ Consolidación de Acueductos para Agua Potable, Municipio José Félix Rivas, Gobernación Estado Guárico	1.500.000.000
	▪ Saneamiento de Cloacas, Laguna de Oxidación Municipio Camaguán, Gobernación Estado Guárico	400.000.000
	▪ Mejoramiento del Sistema de Agua Potable, San Juan de los Morros, Municipio Roscio, Gobernación Estado Guárico	450.000.000
	▪ Canalización Quebrada La Ruezga, Gobernación Estado Lara	2.000.000.000
	▪ Red de Cloacas y Construcción de Laguna de Oxidación de La Miel, Municipio Simón Planas, Gobernación Estado Lara	800.000.000
	▪ Sistema de Aducción Los Quediches - La Coposa - San Francisco, Municipio Torres, Gobernación Estado Lara	800.000.000
	▪ Ampliación del Acueducto de Municipio Península de Macanao, Gobernación Estado Nueva Esparta	750.000.000
	▪ Sistema de Cloacas del Puerto del Guamache Punta de Mangle- El Guamache, Estado Nueva Esparta	250.000.000
	▪ Construcción Planta de Tratamiento de Aguas Servidas de Guardia Municipio Díaz, Gobernación Estado Nueva Esparta	500.000.000
	▪ I Etapa Construcción de Cloacas de Boca de Pozo Península de Macanao, Gobernación Estado Nueva Esparta	500.000.000
	▪ Mejoramiento del Sistema de Aguas Blancas del Municipio Agua Blanca, Gobernación Estado Portuguesa	850.000.000
	▪ Sistema de Cloacas de Aricagua, Mcpio. Montes, Gobernación Edo. Sucre	500.000.000
	▪ Acueducto del Municipio Salmerón Acosta, Gobernación Edo. Sucre	250.000.000
	▪ Acueducto de Guaracayal, Tanque y Red de Distribución, Municipio Bolívar, Edo. Sucre	350.000.000
	▪ Acueducto de Palo Gordo, Municipio Cárdenas (Táriba) – Gobernación Estado Táchira	150.000.000
	▪ Embaulamiento de la Quebrada El Baño Municipio Motatán, Gobernación Estado Trujillo	278.000.000
	▪ Rehabilitación del Sistema de Agua en Yaracuy Gobernación del Estado Yaracuy	1.000.000.000
	▪ Acueducto Rural Municipio Autana, Estado Amazonas	232.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Ampliación y Mejoramiento Dique-Caño Claro en el Amparo, Municipio Páez, Estado Apure	2.000.000.000
	▪ Construcción de Sistema Integral para Drenar Aguas de origen Pluvial, en Guasdualito, Municipio Páez, Estado Apure	5.200.000.000
	▪ Acueducto Caserío Miraflores, Municipio Bolívar, Estado Barinas	350.000.000
	▪ Recuperación de Cuencas de Cárcavas en la Meseta Moromoy del Río Santo Domingo Barinitas, Municipio Bolívar, Estado Barinas	500.000.000
	▪ Acueducto Santa Bárbara de Barinas, Municipio Ezequiel Zamora, Estado Barinas	1.000.000.000
	▪ Ampliación Acueductos Rurales, Parroquias Pozo Verde, Yocaima, Unare, Sectores: La Ceiba y San Jacinto, Municipio Roscio, Estado Bolívar	800.000.000
	▪ Plan Especial de Saneamiento del Relleno Sanitario de La Guásima, Municipio Libertador, Estado Carabobo	1.100.000.000
	▪ Culminación Laguna de Oxidación de Genareño y Santoyero, Municipio Ricaurte, Estado Cojedes	400.000.000
	▪ Construcción Red de Drenaje Pluvial en la Urb. Jorge Hernández - Punto Fijo, Municipio Carirubana, Estado Falcón	300.000.000
	▪ Construcción Drenaje en el Sector Cujicana, Municipio Carirubana, Estado Falcón	300.000.000
	▪ Reposición del Colector Principal Guaranao, Sector La Botija, Municipio Carirubana, Estado Falcón	250.000.000
	▪ Canalización y Embaulamiento de Quebrada en la Ciudad de Coro, Municipio Miranda, Estado Falcón	500.000.000
	▪ Reemplazo de la Red de Distribución de Agua Potable en el Municipio Píritu, Estado Falcón	500.000.000
	▪ Construcción de Red de Aguas Domésticas, Municipio Chaguaramas, Estado Guárico	700.000.000
	▪ Construcción de Represa para Agua Potable, Sabana Grande, Municipio Monagas, Estado Guárico	500.000.000
	▪ Mejoramiento del Sistema de Agua Potable, Municipio San Jerónimo de Guayabal, Estado Guárico	285.900.000
	▪ Construcción Línea de Aducción Caseríos Ubicados al Margen Izquierdo del Río Tocuyo. Parroquia Bolívar, Municipio Morán, Estado Lara	1.000.000.000
	▪ Culminación Acueducto Caserío El Parchal – El Espinal. Parroquia Humocaro Bajo, Municipio Morán, Estado Lara	300.000.000
	▪ Culminación Acueducto Humocaro Bajo, Municipio Morán, Estado Lara	1.000.000.000
	▪ Continuación Acueducto La Miel. Parroquia Gustavo Vegas León, Municipio Morán, Estado Lara	300.000.000
	▪ Ampliación del Acueducto de la Parroquia Héctor Amable Mora. El Vigía, Municipio Alberto Adriani, Estado Mérida	300.000.000
	▪ Mejoramiento del Sistema Acueducto de Santa Cruz de Mora, Municipio Antonio Pinto Salinas, Estado Mérida	500.000.000
	▪ Acueducto Río Blanco-Jají. Ejido, Municipio Campo Elías, Estado Mérida	1.000.000.000
	▪ Construcción Cloacas de la Comunidad de Mucuchíes, Municipio Rangel (Mucuchíes), Estado Mérida	1.100.000.000
	▪ Mejoramiento del Sistema de Acueducto para Tovar, Municipio Tovar, Estado Mérida	300.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	■ Construcciones de Redes N° 1 y 3 del Sistema de Acueducto Las Brisas. Parroquia Las Brisas, Municipio Cristóbal Rojas, Estado Miranda	1.000.000.000
	■ Embaulamiento de la Quebrada El Jabillo, II Etapa Parroquia Charallave, Municipio Cristóbal Rojas, Estado Miranda	800.000.000
	■ Liceo Diversificado Comunidades Los Olivos, Madosa y Guaicaipuro, Municipio Cristóbal Rojas, Estado Miranda	650.000.000
	■ Quebrada Camatagua, Municipio Guaicaipuro, Estado Miranda	580.000.000
	■ Acueducto Paraíso del Tuy, Municipio Independencia, Estado Miranda	600.000.000
	■ Red de Cloacas Sector Vista Hermosa Alto Soapire, Municipio Paz Castillo, Estado Miranda	500.000.000
	■ Red de Cloacas Sector El Progreso, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	570.000.000
	■ Red de Cloacas Sector Araguaney, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	530.000.000
	■ Red de Cloacas Sector Araguaney Azul, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	140.000.000
	■ Red de Cloacas Sector Nueva República Alto del Soapire, Municipio Paz Castillo, Estado Miranda	210.000.000
	■ Red de Cloacas Sector Colinas del Alto, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	260.000.000
	■ Red de Cloacas Sector El Esfuerzo, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	210.000.000
	■ Red de Cloacas Sector Cajigal, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	300.000.000
	■ Canalización Quebrada Guieme, Municipio Plaza, Estado Miranda	500.000.000
	■ Canalización Quebrada Iznapa, Municipio Plaza, Estado Miranda	500.000.000
	■ Canalización Quebrada Agua Amarilla, Municipio Plaza, Estado Miranda	800.000.000
	■ Canalización Quebrada La Candelaria II, Municipio Simón Bolívar, Estado Miranda	553.000.000
	■ Canalización Quebrada La Aguada, Municipio Simón Bolívar, Estado Miranda	300.000.000
	■ Sistema Hidráulico La Pereza, Municipio Sucre, Estado Miranda	1.200.000.000
	■ Remodelación del Parque Ecológico, Municipio Urdaneta, Estado Miranda	600.000.000
	■ Construcción de la 1era. Etapa de la Red de Cloacas del Río Cocoyar, Parroquia San Francisco, Municipio Acosta, Estado Monagas	400.000.000
	■ Construcción de Planta de Tratamiento de Aguas Residuales de San Antonio de Capayacuar, Municipio Acosta, Estado Monagas	500.000.000
	■ Construcción de Planta de Tratamiento de Aguas Residuales de la Parroquia San Francisco - El Rincón, Municipio Acosta, Estado Monagas	500.000.000
	■ Construcción de Captación de Aducción de Planta de Tratamiento Q50-LPS y Estanques (02) Metálicos Elevados de 450.000 c/u. Para la localidad de Potrerito, Municipio Cedeño, Estado Monagas	250.000.000
	■ Red de Cloacas del Municipio Cedeño, Estado Monagas	500.000.000
	■ Construcción de la Planta de Tratamiento de Aguas Negras de la Población de Barrancas del Orinoco, Municipio Sotillo, Estado Monagas	500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Construcción del Sistema de Bombeos de Aguas Negras de la Urb. "Arnoldo Gabaldón", Municipio Santa Bárbara, Estado Monagas	400.000.000
	▪ Saneamiento, Ornato, Mantenimiento y Equipamiento de las Playas del Municipio Antolín del Campo, Estado Nueva Esparta	250.000.000
	▪ Red de Acueducto de Altagracia, Municipio Gómez, Estado Nueva Esparta	250.000.000
	▪ II Etapa Embaulamiento y Saneamiento Canales de Juan Griego y sus Adyacencias, Municipio Marcano, Estado Nueva Esparta	250.000.000
	▪ Saneamiento, Ornato y Equipamiento de Playas del Municipio Marcano, Estado Nueva Esparta	250.000.000
	▪ Culminación del Sistema de Cloacas El Guamache - Las Casitas del Municipio Tubores, Estado Nueva Esparta	500.000.000
	▪ Construcción de Red de Acueducto de San Pedro de Coche. Isla de Coche, Municipio Villalba, Estado Nueva Esparta	1.000.000.000
	▪ Construcción Colector Marginal de Aguas Servidas de Choro Gonzalero, Municipio Esteller, Estado Portuguesa	1.200.000.000
	▪ Construcción del Acueducto Rural, Municipio Guanarito, Estado Portuguesa	350.000.000
	▪ Cloacas y Asfaltado Barrio Rómulo Gallegos y Las Tejas, Municipio Turén, Estado Portuguesa	500.000.000
	▪ Construcción de Estanques de Almacenamiento, Distribución, Rehabilitación y Sistema de Potabilización de Aguas Claras del Acueducto del Municipio Andrés Mata, Estado Sucre	1.000.000.000
	▪ Sistema de Aguas Servidas del Municipio Arismendi, Estado. Sucre	250.000.000
	▪ Culminación Cloacas Golindano - Mcpio. Bolívar, Estado Sucre	250.000.000
	▪ Culminación Acueducto de las Comunidades La Gloria - La Soledad. Mcpio. Bolívar, Edo. Sucre	250.000.000
	▪ Ampliación de la Estación de Bombeo de Aguas Negras de Mariguitar. Mcpio. Bolívar, Edo. Sucre	500.000.000
	▪ Construcción de Tanques de Almacenamiento Capacidad: 2 Millones de Litros, Sector El Campamento, Mariguitar, Municipio Bolívar, Estado Sucre	500.000.000
	▪ Planta Potabilizadora de Aguas Blancas, Municipio Bolívar, Estado Sucre	250.000.000
	▪ Construcción de Planta de Tratamiento de Aguas Servidas en Río Seco, Municipio Cajigal, Estado Sucre	500.000.000
	▪ Ampliación del Acueducto de Yaguaraparo, Municipio Cagigal, Estado Sucre	400.000.000
	▪ Culminación Acueducto Libertador II Etapa. Municipio Libertador, Edo Sucre	500.000.000
	▪ Construcción de Laguna de Oxidación Principal de la Planta de Tratamiento de Aguas Servidas del Municipio Libertador. Edo. Sucre	250.000.000
	▪ Construcción del Sistema de Aguas Servidas de Tunapuy, Municipio Libertador. Edo. Sucre	500.000.000
	▪ Planta de Tratamiento de Aguas Servidas de Irapa, Municipio Mariño, Edo. Sucre	300.000.000
	▪ Construcción de la Planta de Tratamiento de Aguas Servidas del Municipio Valdéz, Estado Sucre	500.000.000
	▪ Saneamiento Ambiental, Ornato y Mantenimiento del Municipio Valdéz, Estado Sucre	500.000.000
	▪ Acueducto Municipal Santa Ana, Municipio Córdoba (Sta. Ana), Estado Táchira	800.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Const. Nva. Red de Cloacas de la Ciudad de La Fría, Municipio García de Hevia, Estado Táchira	200.000.000
	▪ Const. Colectores de Aguas Negras. Municipio Independencia (Capacho Independencia), Estado Táchira	700.000.000
	▪ Construcción Red Aguas Negras, Municipio Michelena, Estado Táchira	200.000.000
	▪ Red Aguas Negras Vía Panamericana, Municipio Michelena, Estado Táchira	200.000.000
	▪ Construcción Acueducto Municipal, Municipio Pedro María Ureña, (Ureña), Estado Táchira	1.000.000.000
	▪ Sistema de Aguas Servidas del Municipio Pedro María Ureña, (Ureña), Estado Táchira	400.000.000
	▪ Acueducto de Las Mesas (suministro, consumo, riego), Municipio Antonio Rómulo Costa (Las Mesas), Estado Táchira	750.000.000
	▪ Consolidación Acueducto Betijoque I Etapa, Municipio Rafael Rangel, Estado Trujillo	900.000.000
	▪ I Etapa Sistema de Saneamiento Ambiental (Planta de Tratamiento para Aguas Residuales del Río Tupe) Aroa, Municipio Bolívar, Estado Yaracuy	400.000.000
	▪ Perforación de 2 Pozos Profundos (Construcción) y Equipamiento (Agua para el Consumo Humano). Sector Copa Redonda, Sabana de Parra, Municipio José Antonio Páez, Estado Yaracuy	250.000.000
	▪ Construcción de Galería Filtrante Río Cocorotico, Municipio Urachiche, Estado Yaracuy	400.000.000
	▪ I Etapa de la Construcción Cloacas Sector Rural "La Negrita", Municipio Independencia, Estado Yaracuy	1.184.000.000
	▪ Primera Etapa Construcción Desarenador – Aducción Dique y Vías de Acceso, Río Taria, Municipio. Veroes, Estado Yaracuy	1.300.000.000
	▪ Rehabilitación de Cloacas y Acueducto, Construcción Planta Bombeo de Aguas Servidas. Aldea Agua Negra Municipio. Veroes, Estado Yaracuy	1.100.000.000
	▪ Sistema de Recolectores y Tratamiento de Aguas Servidas, San José de Perijá, Municipio Machiques de Perijá, Estado Zulia	1.000.000.000
	- Otras Fuentes de Financiamiento	2.550.000.000
412	**Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento**	**17.616.000.000**
	- Programas y Proyectos	17.616.000.000
4.04	▪ Acueducto Bolivariano del Estado Falcón	8.010.000.000
	▪ Saneamiento de la Vela de Coro	2.400.000.000
	▪ Saneamiento Ambiental Integral Litoral Occidental	4.806.000.000
	▪ Aprovechamiento Integral Recursos Hidráulicos Presa El Pilar. Estado Sucre	2.400.000.000
	TOTAL	**212.782.088.945**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	215	1.484.618.962
- Directivo	20	221.867.352
- Profesional y Técnico	114	903.287.946
- Personal Administrativo	81	359.463.664
TOTAL	**215**	**1.484.618.962**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	107.437.300.000
4.07	01	00	00	Transferencias corrientes internas	6.040.000.000
4.07	01	02	00	Transferencias corrientes al sector público	6.040.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	1.590.000.000
				➤ **A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)**	**1.500.000.000**
				- Recursos Ordinarios	1.000.000.000
				- Otras Fuentes de Financiamiento	500.000.000
				➤ **A0093 Universidad Central de Venezuela (U.C.V.)**	**20.000.000**
				- Recursos Ordinarios	20.000.000
				➤ **A0343 Fundación Laboratorio Nacional de Hidráulica**	**70.000.000**
				- Recursos Ordinarios	70.000.000
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	4.450.000.000
				➤ **A0611 C.A. Hidrológica del Caribe**	**500.000.000**
				- Recursos Ordinarios	300.000.000
				- Otras Fuentes de Financiamiento	200.000.000
				➤ **A0613 C.A. Hidrológica de la Región Suroeste**	**750.000.000**
				- Recursos Ordinarios	500.000.000
				- Otras Fuentes de Financiamiento	250.000.000
				➤ **A0615 C.A. Hidrológica Páez**	**1.000.000.000**
				- Recursos Ordinarios	500.000.000
				- Otras Fuentes de Financiamiento	500.000.000
				➤ **A0616 C.A. Hidrológica de los Llanos**	**1.000.000.000**
				- Recursos Ordinarios	500.000.000
				- Otras Fuentes de Financiamiento	500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				➤ **A0619 C.A. Hidrológica del Lago de Maracaibo**	**500.000.000**
				- Recursos Ordinarios	300.000.000
				- Otras Fuentes de Financiamiento	200.000.000
				➤ **A0685 C.A. Hidrológica de la Cordillera Andina**	**500.000.000**
				- Recursos Ordinarios	300.000.000
				- Otras Fuentes de Financiamiento	200.000.000
				➤ **A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)**	**200.000.000**
				- Recursos Ordinarios	200.000.000
4.07	02	00	00	Transferencias de capital internas	101.397.300.000
4.07	02	02	00	Transferencias de capital al sector público	101.397.300.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	9.720.000.000
				➤ **A0024 Instituto Autónomo Corporación Venezolana de Guayana (C.V.G.) - GOSH**	**3.720.000.000**
				- Programas y Proyectos	
				Construcción de Cloacas y Acueductos Sector Morichalito, Los Pijiguaos - Municipio Cedeño, Estado Bolívar (C.V.G - GOSH)	350.000.000
				Ampliación Acueductos Padre Chien, El Palmar Municipio Cedeño, Estado Bolívar (C.V.G. - GOSH)	350.000.000
				Ampliación Acueducto Tumeremo. Mcpio. Sifontes (C.V.G. - GOSH), Edo. Bolívar	320.000.000
				Acueducto del Municipio Pedernales (CVG_GOSH) - Edo. Delta Amacuro	1.700.000.000
				Acueducto del Municipio Capure (CVG_GOSH) - Edo. Delta Amacuro	1.000.000.000
				➤ **A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)**	**6.000.000.000**
				- Programas y Proyectos	6.000.000.000
				• Saneamiento Integral del Lago de Maracaibo	
4.07	02	02	04	Transferencias de Capital a Entidades Federales	13.448.400.000
				- Programas y Proyectos	
				E5400.- Estado Aragua	**400.000.000**
				Recuperación del Parque Codazzi. Mcpio. Santiago Mariño	400.000.000
				E5500.- Estado Barinas	**600.000.000**
				Construcción Acueducto de Socopó, Parroquia Ticoporo. Mcpio. Sucre	500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				Terminación Red de Cloacas. Parroquia Andrés Bello. Bumbum. Mcpio. Sucre	100.000.000
				E5700.- Estado Carabobo	**200.000.000**
				Rehabilitación Canal Guzmán Blanco, Municipio Naguanagua	200.000.000
				E6100 .- Estado Guárico	**3.270.400.000**
				Construcción de Veinticuatro (24) Pozos e Instalación de Diecinueve (19) Molinos, Municipios: Ortíz, Miranda, Leonardo Infante, Santa María de Ipire, Monagas, El Socorro, Las Mercedes y Chaguaramas	920.400.000
				Consolidación de Acueductos para Agua Potable, Municipio José Félix Rivas	1.500.000.000
				Saneamiento de Cloacas, Laguna de Oxidación Municipio Camaguán	400.000.000
				Mejoramiento del Sistema de Agua Potable, San Juan de los Morros, Municipio Roscio	450.000.000
				E6200 .- Estado Lara	**3.600.000.000**
				Canalización Quebrada La Ruezga	2.000.000.000
				Red de Cloacas y Construcción de Laguna de Oxidación de La Miel, Municipio Simón Planas	800.000.000
				Sistema de Aducción Los Quediches - La Coposa - San Francisco, Municipio Torres	800.000.000
				E6600.- Estado Nueva Esparta	**2.000.000.000**
				Ampliación del Acueducto de Municipio Península de Macanao	750.000.000
				Sistema de Cloacas del Puerto del Guamache Punta de Mangle- El Guamache	250.000.000
				Construcción Planta de Tratamiento de Aguas Servidas de Guardia Mun. Díaz	500.000.000
				I Etapa Construcción de Cloacas de Boca de Pozo Península de Macanao	500.000.000
				E6700.- Estado Portuguesa	**850.000.000**
				Mejoramiento del Sistema de Aguas Blancas del Municipio Agua Blanca	850.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E6800.- Estado Sucre	**1.100.000.000**
				Sistema de Cloacas de Aricagua, Mcpio. Montes, Edo. Sucre	500.000.000
				Acueducto del Municipio Salmerón Acosta, Edo. Sucre	250.000.000
				Acueducto de Guaracayal, Tanque y Red de Distribución, Municipio Bolívar, Edo. Sucre	350.000.000
				E6900.- Estado Táchira	**150.000.000**
				Acueducto de Palo Gordo, Municipio Cárdenas (Táriba)	150.000.000
				E7000.- Estado Trujillo	**278.000.000**
				Embaulamiento de la Quebrada El Baño Municipio Motatán	278.000.000
				E7100.- Estado Yaracuy	**1.000.000.000**
				Rehabilitación del Sistema de Agua en Yaracuy	1.000.000.000
4.07	02	02	05	Transferencias de Capital a los Municipios - Programas y Proyectos	56.354.900.000
				E5104.- Municipio Autana, Estado Amazonas	**232.000.000**
				Acueducto Rural	232.000.000
				E5304.- Municipio Páez, Estado Apure	**7.200.000.000**
				Ampliación y Mejoramiento Dique-Caño Claro en El Amparo	2.000.000.000
				Construcción de Sistema Integral para Drenar Aguas de Origen Pluvial en Guasdualito	5.200.000.000
				E5505.- Municipio Bolívar, Estado Barinas	**850.000.000**
				Acueducto Caserío Miraflores	350.000.000
				Recuperación de Cuencas de Cárcavas en la Meseta Moromoy del Río Santo Domingo Barinitas.	500.000.000
				E5507.- Municipio Ezequiel Zamora, Estado Barinas	**1.000.000.000**
				Acueducto Santa Bárbara de Barinas	1.000.000.000
				E5608.- Municipio Roscio, Estado Bolívar	**800.000.000**
				Ampliación Acueductos Rurales, Parroquias Pozo Verde, Yocaima, Unare, Sectores: La Ceiba y San Jacinto	800.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E5711.- Municipio Libertador, Estado Carabobo	**1.100.000.000**
				Plan Especial de Saneamiento del Relleno Sanitario de La Guásima	1.100.000.000
				E5805.- Municipio Ricaurte, Estado Cojedes	**400.000.000**
				Culminación Laguna de Oxidación de Genareño y Santoyero	400.000.000
				E6005 .-Municipio Carirubana, Estado Falcón	**850.000.000**
				Construcción Red de Drenaje Pluvial en la Urb. Jorge Hernández - Punto Fijo	300.000.000
				Construcción Drenaje en el Sector Cujicana	300.000.000
				Reposición del Colector Principal Guaranao, Sector La Botija	250.000.000
				E6015.- Municipio Miranda, Estado Falcón	**500.000.000**
				Canalización y Embaulamiento de Quebrada en la Ciudad de Coro	500.000.000
				E6019.- Municipio Píritu, Estado Falcón	**500.000.000**
				Reemplazo de la Red de Distribución de Agua Potable en el Municipio	500.000.000
				E6102 .- Municipio Chaguaramas, Estado Guárico	**700.000.000**
				Construcción de Red de Aguas Domésticas	700.000.000
				E6108.- Municipio Monagas, Estado Guárico	**500.000.000**
				Construcción de Represa para Agua Potable, Sabana Grande, Municipio Monagas	500.000.000
				E6115.- Municipio San Jerónimo de Guayabal, Estado Guárico	**285.900.000**
				Mejoramiento del Sistema de Agua Potable	285.900.000
				E6205 .-Municipio Morán, Estado Lara	**2.300.000.000**
				Construcción Línea de Aducción Caseríos Ubicados al Margen Izquierdo del Río Tocuyo. Parroquia Bolívar	1.000.000.000
				Culminación Acueducto Caserío El Parchal – El Espinal. Parroquia Humocaro Bajo	300.000.000
				Culminación Acueducto Humocaro Bajo	1.000.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E6207.- Municipio Simón Planas, Estado Lara	**300.000.000**
				Continuación Acueducto La Miel. Parroquia Gustavo Vegas León	300.000.000
				E6301.- Municipio Alberto Adriani, Estado Mérida	**300.000.000**
				Ampliación del Acueducto de la Parroquia Héctor Amable Mora. El Vigía	300.000.000
				E6303.- Municipio Antonio Pinto Salinas, Estado Mérida	**500.000.000**
				Mejoramiento del Sistema Acueducto de Santa Cruz de Mora	500.000.000
				E6306.- Municipio Campo Elías, Estado Mérida	**1.000.000.000**
				Acueducto Río Blanco-Jají. Ejido	1.000.000.000
				E6317.- Municipio Rangel, Estado Mérida	**1.100.000.000**
				Construcción Cloacas de la Comunidad de Mucuchíes, Municipio Rangel (Mucuchíes), Estado Mérida	1.100.000.000
				E6321.- Municipio Tovar, Estado Mérida	**300.000.000**
				Mejoramiento del Sistema de Acueducto para Tovar	300.000.000
				E6406.- Municipio Cristóbal Rojas, Estado Miranda	**2.450.000.000**
				Construcciones de Redes N° 1 y 3 del Sistema de Acueducto Las Brisas. Parroquia Las Brisas	1.000.000.000
				Embaulamiento de la Quebrada EL Jabillo, II Etapa Parroquia Charallave	800.000.000
				Líceo Diversificado Comunidades Los Olivos, Madosa y Guaicaipuro	650.000.000
				E6409.- Municipio Guaicaipuro, Estado Miranda	**580.000.000**
				Quebrada Camatagua	580.000.000
				E6411.- Municipio Independencia, Estado Miranda	**600.000.000**
				Acueducto Paraíso del Tuy	600.000.000
				E6415.- Municipio Paz Castillo, Estado Miranda	**2.720.000.000**
				Red de Cloacas Sector Vista Hermosa, Alto Soapire	500.000.000
				Red de Cloacas Sector El Progreso, Alto del Soapire	570.000.000
				Red de Cloacas Sector Araguaney, Alto del Soapire	530.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				Red de Cloacas Sector Araguaney Azul, Alto del Soapire	140.000.000
				Red de Cloacas Sector Nueva República, Alto del Soapire	210.000.000
				Red de Cloacas Sector Colinas del Alto, Alto del Soapire	260.000.000
				Red de Cloacas Sector El Esfuerzo, Alto del Soapire	210.000.000
				Red de Cloacas Sector Cajigal, Alto del Soapire	300.000.000
				E6417.- Municipio Plaza, Estado Miranda	**1.800.000.000**
				Canalización Quebrada Guieme	500.000.000
				Canalización Quebrada Iznapa	500.000.000
				Canalización Quebrada Agua Amarilla	800.000.000
				E6418.- Municipio Simón Bolívar, Estado Miranda	**853.000.000**
				Canalización Quebrada La Candelaria II	553.000.000
				Canalización Quebrada La Aguada	300.000.000
				E6419.- Municipio Sucre, Estado Miranda	**1.200.000.000**
				Sistema Hidráulico La Pereza	1.200.000.000
				E6420.- Municipio Urdaneta, Estado Miranda	**600.000.000**
				Remodelación del Parque Ecológico	600.000.000
				E6501.- Municipio Acosta, Estado Monagas	**1.400.000.000**
				Construcción de la 1era. Etapa de la Red de Cloacas del Río Cocoyar, Parroquia San Francisco	400.000.000
				Construcción de Planta de Tratamiento de Aguas Residuales de San Antonio de Capayacuar	500.000.000
				Construcción de Planta de Tratamiento de Aguas Residuales de la Parroquia San Francisco- El Rincón	500.000.000
				E6504.- Municipio Cedeño, Estado Monagas	**750.000.000**
				Construcción de Captación de Aducción de Planta de Tratamiento Q50-LPS y Estanques (02) Metálicos Elevados de 450.000 c/u. Para la localidad de Potrerito	250.000.000
				Red de Cloacas del Municipio	500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E6510.- Municipio Sotillo, Estado Monagas	**500.000.000**
				Construcción de la Planta de Tratamiento de Aguas Negras de la Población de Barrancas del Orinoco	500.000.000
				E6512.- Municipio Santa Bárbara, Estado Monagas	**400.000.000**
				Construcción del Sistema de Bombeos de Aguas Negras de la Urb. "Arnoldo Gabaldón"	400.000.000
				E6601.- Municipio Antolín del Campo, Estado Nueva Esparta	**250.000.000**
				Saneamiento, Ornato, Mantenimiento y Equipamiento de las Playas del Municipio	250.000.000
				E6605.- Municipio Gómez, Estado Nueva Esparta	**250.000.000**
				Red de Acueducto de Altagracia	250.000.000
				E6607.- Municipio Marcano, Estado Nueva Esparta	**500.000.000**
				II Etapa Embaulamiento y Saneamiento Canales de Juan Griego y sus Adyacencias	250.000.000
				Saneamiento, Ornato y Equipamiento de Playas del Municipio	250.000.000
				E6610.- Municipio Tubores, Estado Nueva Esparta	**500.000.000**
				Culminación del Sistema de Cloacas El Guamache - Las Casitas del Municipio	500.000.000
				E6611.- Municipio Villalba, Estado Nueva Esparta	**1.000.000.000**
				Construcción de Red de Acueducto de San Pedro de Coche. Isla de Coche	1.000.000.000
				E6703.- Municipio Esteller, Estado Portuguesa	**1.200.000.000**
				Construcción Colector Marginal de Aguas Servidas de Choro Gonzalero	1.200.000.000
				E6705.- Municipio Guanarito, Estado Portuguesa	**350.000.000**
				Construcción del Acueducto Rural	350.000.000
				E6714.- Municipio Turén, Estado Portuguesa	**500.000.000**
				Cloacas y Asfaltado Barrio Rómulo Gallegos y Las Tejas	500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E6802.- Municipio Andrés Mata, Estado Sucre	**1.000.000.000**
				Construcción de Estanques de Almacenamiento, Distribución, Rehabilitación y Sistema de Potabilización de Aguas Claras del Acueducto del Mcpio. Andrés Mata, Edo. Sucre	1.000.000.000
				E6803.- Municipio Arismendi, Estado Sucre	**250.000.000**
				Sistema de Aguas Servidas del Municipio Arismendi, Estado. Sucre	250.000.000
				E6806.- Municipio Bolívar, Estado Sucre	**1.750.000.000**
				Culminación Cloacas Golindano - Mcpio. Bolívar, Estado Sucre	250.000.000
				Culminación Acueducto de las Comunidades La Gloria - La Soledad. Mcpio. Bolívar, Estado Sucre	250.000.000
				Ampliación de la Estación de Bombeo de Aguas Negras de Mariguitar. Mcpio Bolívar, Estado Sucre	500.000.000
				Construcción de Tanques de Almacenamiento Capacidad: 2 Millones de Litros, Sector El Campamento, Mariguitar, Edo. Sucre	500.000.000
				Planta Potabilizadora de Aguas Blancas, Municipio Bolívar, Estado Sucre	250.000.000
				E6807.- Municipio Cajigal, Estado Sucre	**900.000.000**
				Construcción de Planta de Tratamiento de Aguas Servidas en Río Seco, Municipio Cajigal, Estado Sucre	500.000.000
				Ampliación del Acueducto de Yaguaraparo, Municipio Cajigal Estado Sucre	400.000.000
				E6809.- Municipio Libertador, Estado Sucre	**1.250.000.000**
				Culminación Acueducto Libertador II Etapa. Municipio Libertador, Edo. Sucre	500.000.000
				Construcción de Laguna de Oxidación Principal de la Planta de Tratamiento de Aguas Servidas del Municipio Libertador. Edo. Sucre	250.000.000
				Construcción del Sistema de Aguas Servidas de Tunapuy Municipio Libertador. Edo. Sucre	500.000.000
				E6810.- Municipio Mariño, Estado Sucre	**300.000.000**
				Planta de Tratamiento de Aguas Servidas de Irapa, Municipio Mariño, Edo. Sucre	300.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E6815.- Municipio Valdéz, Estado Sucre	**1.000.000.000**
				Construcción de la Planta de Tratamiento de Aguas Servidas del Municipio Valdéz, Estado Sucre	500.000.000
				Saneamiento Ambiental, Ornato y Mantenimiento del Municipio Valdéz, Estado. Sucre	500.000.000
				E6905.- Municipio Córdoba, Estado Táchira	**800.000.000**
				Acueducto Municipal Santa Ana Municipio Córdoba (Sta. Ana), Estado Táchira	800.000.000
				E6907.- Municipio García de Hevia, Estado Táchira	**200.000.000**
				Const. Nva. Red de Cloacas de la Ciudad de La Fría	200.000.000
				E6909.- Municipio Independencia, Estado Táchira	**700.000.000**
				Const. Colectores de Aguas Negras. Municipio Independencia (Capacho Independencia), Estado Táchira	700.000.000
				E6915.- Municipio Michelena, Estado Táchira	**400.000.000**
				Construcción Red Aguas Negras	200.000.000
				Red Aguas Negras Vía Panamericana	200.000.000
				E6917.- Municipio Pedro María Ureña, Estado Táchira	**1.400.000.000**
				Construcción Acueducto Municipal, Municipio Pedro María Ureña, (Ureña), Estado Táchira	1.000.000.000
				Sistema de Aguas Servidas del Municipio Pedro María Ureña, (Ureña), Estado Táchira	400.000.000
				E6924.- Municipio Antonio Rómulo Costa, Estado Táchira	**750.000.000**
				Acueducto de Las Mesas (suministro, consumo, riego), Municipio Antonio Rómulo Costa (Las Mesas), Estado Táchira	750.000.000
				E7009.- Municipio Rafael Rangel, Estado Trujillo	**900.000.000**
				Consolidación Acueducto Betijoque I Etapa	900.000.000
				E7101.- Municipio Bolívar, Estado Yaracuy	**400.000.000**
				I Etapa Sistema de Saneamiento Ambiental (Planta de Tratamiento para Aguas Residuales del Río Tupe) Aroa	400.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				E7103.- Municipio José Antonio Páez, Estado Yaracuy	**250.000.000**
				Perforación de 2 Pozos Profundos (Construcción) y Equipamiento (Agua para el Consumo Humano). Sector Copa Redonda, Sabana de Parra	250.000.000
				E7108.- Municipio Urachiche, Estado Yaracuy	**400.000.000**
				Construcción de Galería Filtrante Río Cocorotico	400.000.000
				E7111.- Municipio Independencia, Estado Yaracuy	**1.184.000.000**
				I Etapa de la Construcción Cloacas Sector Rural "La Negrita"	1.184.000.000
				E7114.- Municipio Veroes, Estado Yaracuy	**2.400.000.000**
				Primera Etapa Construcción Desarenador – Aducción Dique y Vías de Acceso, Río Taria, Municipio Veroes	1.300.000.000
				Rehabilitación de Cloacas y Acueducto, Construcción Planta Bombeo de Aguas Servidas. Aldea Agua Negra Municipio Veroes	1.100.000.000
				E7213.- Municipio Machiques de Perijá, Estado Zulia	**1.000.000.000**
				Sistema de Recolectores y Tratamiento de Aguas Servidas, San José de Perijá	1.000.000.000
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	21.874.000.000
				➢ **A0606 C.A. Hidrológica de Venezuela**	**11.206.000.000**
				- Programas y Proyectos	
				▪ Apoyo a la Reorganización del Sector Agua Potable y Saneamiento	650.000.000
				▪ Programa Saneamiento Ambiental Aguas-Cloacas	4.806.000.000
				▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Carabobo	1.500.000.000
				▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Táchira	1.000.000.000
				▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Apure	850.000.000
				▪ Abastecimiento de Agua Potable y Saneamiento Estado Trujillo	750.000.000
				▪ Rehabilitación y Saneamiento Agua Potable Estado Lara	1.000.000.000
				▪ Saneamiento Ambiental Integral (Plan de Optimización Sistema Abastecimiento Isla de Margarita)	650.000.000
				➢ **A0609 C.A. Hidrológica de la Región Capital**	**1.800.000.000**
				- Programas y Proyectos	
				▪ Ampliación de Acueductos y Cloacas Edo. Miranda	1.800.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
				➤ **A0678 Sistema Hidráulico Yacambú Quíbor, C.A.**	**5.700.000.000**
				- Recursos Ordinarios	500.000.000
				- Programas y Proyectos	
				▪ Continuación Construcción Obras de Regulación y Trasvase Sistema Yacambú-Quíbor	5.000.000.000
				- Otras Fuentes de Financiamiento	200.000.000
				➤ **A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.**	**1.368.000.000**
				- Recursos Ordinarios	300.000.000
				- Programas y Proyectos	1.068.000.000
				▪ Aprovechamiento Integral de los Recursos Hidráulicos del Estado Trujillo	
				➤ **A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.**	**1.800.000.000**
				- Recursos Ordinarios	300.000.000
				- Programas y Proyectos	1.500.000.000
				▪ Aprovechamiento Integral de los Recursos Hidráulicos en el Estado Cojedes	

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	2.550.000.000
4.07	03	00	00	Transferencias al exterior	50.000.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	50.000.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	50.000.000
				➤ I0118 Organización Meteorológica Mundial (O.M.M.)	25.000.000
				- Recursos Ordinarios	25.000.000
				➤ I0168 Convención Contra la Desertificación (CCDESERTIF)	25.000.000
				- Recursos Ordinarios	25.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	2.500.000.000
4.07	99	02	00	Transferencias de capital diversas	2.500.000.000
				➤ I0092 Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)	2.500.000.000
				- Programas y Proyectos	
				▪ Programa de Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional	2.500.000.000

PROYECTO: 01, Dirección y Coordinación

UNIDAD EJECUTORA: Dirección del Despacho del Viceministro del Agua

        Centraliza y coordina los recursos que se destinarán a financiar el Proyecto de Saneamiento Integral del Lago de Maracaibo, la continuación de las obras de Regulación y Trasvase del Sistema Hidráulico Yacambú – Quíbor, Aprovechamiento de los Recursos Hidráulicos del Estado Cojedes, Abastecimiento de Agua Potable, Apoyo a la Reorganización del Sector Agua Potable y Saneamiento, Programa de Saneamiento Ambiental Aguas y Cloacas, Agua Potable Lara, Ampliación de Acueductos y Cloacas del Estado Miranda, etc.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**39.458.604**
	-Recursos Ordinarios	39.458.604
4.07	**Transferencias**	**107.417.300.000**
	- Recursos Ordinarios	4.770.000.000
	- Programas y Proyectos	100.097.300.000
	▪ Aprovechamiento Integral de los Recursos Hidráulicos en el Estado Cojedes	1.500.000.000
	▪ Saneamiento Integral del Lago de Maracaibo - ICLAM	6.000.000.000
	▪ Aprovechamiento Integral Recursos Hidráulicos Edo. Trujillo	1.068.000.000
	▪ Apoyo a la Reorganización de Sector Agua Potable y Saneamiento	650.000.000
	▪ Programa Saneamiento Ambiental Aguas-Cloacas - HIDROVEN	4.806.000.000
	▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Guárico- HIDROVEN	1.500.000.000
	▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Táchira- HIDROVEN	1.000.000.000
	▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas Edo. Apure- HIDROVEN	850.000.000
	▪ Abastecimiento de Agua Potable y Saneamiento Estado Trujillo- HIDROVEN	750.000.000
	▪ Rehabilitación y Saneamiento Agua Potable Estado Lara- HIDROVEN	1.000.000.000
	▪ Saneamiento Ambiental Integral (Plan de Optimización Sistema Abastecimiento Isla de Margarita) - HIDROVEN	650.000.000
	▪ Ampliación de Acueductos y Cloacas Estado Miranda - HIDROCAPITAL	1.800.000.000
	▪ Continuación Construcción Obras de Regulación y Trasvase Sistema Yacambú-Quíbor	5.000.000.000
	▪ Construcción de Cloacas y Acueductos Sector Morichalito, Los Pijiguaos – Municipio Cedeño (C.V.G - GOSH) – Estado Bolívar	350.000.000
	▪ Ampliación Acueductos Padre Chien, El Palmar Municipio Cedeño (C.V.G. - GOSH) – Estado Bolívar	350.000.000
	▪ Ampliación Acueducto Tumeremo. Mcpio. Sifontes (C.V.G. - GOSH)- Edo. Bolívar	320.000.000
	▪ Acueducto del Municipio Pedernales (CVG-GOSH) - Edo. Delta Amacuro	1.700.000.000
	▪ Acueducto del Municipio Capure (CVG-GOSH) - Edo. Delta Amacuro	1.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Recuperación del Parque Codazzi. Mcpio. Santiago Mariño, Gobernación Estado Aragua	400.000.000
	▪ Construcción Acueducto de Socopó, Parroquia Ticoporo. Mcpio. Sucre, Gobernación Estado Barinas	500.000.000
	▪ Terminación Red de Cloacas. Parroquia Andrés Bello. Bumbum. Mcpio. Sucre, Gobernación Estado Barinas	100.000.000
	▪ Rehabilitación Canal Guzmán Blanco, Municipio Naguanagua, Estado Carabobo	200.000.000
	▪ Construcción de Veinticuatro (24) Pozos e Instalación de Diecinueve (19) Molinos, Municipios: Ortíz, Miranda, Leonardo Infante, Santa María de Ipire, Monagas, El Socorro, Las Mercedes y Chaguaramas, Gobernación Estado Guárico	920.400.000
	▪ Consolidación de Acueductos para Agua Potable, Municipio José Félix Rivas, Gobernación Estado Guárico	1.500.000.000
	▪ Saneamiento de Cloacas, Laguna de Oxidación Municipio Camaguán, Gobernación Estado Guárico	400.000.000
	▪ Mejoramiento del Sistema de Agua Potable, San Juan de los Morros, Municipio Roscio, Gobernación Estado Guárico	450.000.000
	▪ Canalización Quebrada La Ruezga, Gobernación Estado Lara	2.000.000.000
	▪ Red de Cloacas y Construcción de Laguna de Oxidación de La Miel, Municipio Simón Planas, Gobernación Estado Lara	800.000.000
	▪ Sistema de Aducción Los Quediches - La Coposa - San Francisco, Municipio Torres, Gobernación Estado Lara	800.000.000
	▪ Ampliación del Acueducto de Municipio Península de Macanao, Gobernación Estado Nueva Esparta	750.000.000
	▪ Sistema de Cloacas del Puerto del Guamache Punta de Mangle- El Guamache, Estado Nueva Esparta	250.000.000
	▪ Construcción Planta de Tratamiento de Aguas Servidas de Guardia Mun. Díaz, Gobernación Estado Nueva Esparta	500.000.000
	▪ I Etapa Construcción de Cloacas de Boca de Pozo Península de Macanao, Gobernación Estado Nueva Esparta	500.000.000
	▪ Mejoramiento del Sistema de Aguas Blancas del Municipio Agua Blanca, Gobernación Estado Portuguesa	850.000.000
	▪ Sistema de Cloacas de Aricagua, Mcpio. Montes, Gobernación Edo. Sucre	500.000.000
	▪ Acueducto del Municipio Salmerón Acosta, Gobernación Edo. Sucre	250.000.000
	▪ Acueducto de Guaracayal, Tanque y Red de Distribución, Municipio Bolívar, Edo. Sucre	350.000.000
	▪ Acueducto de Palo Gordo, Municipio Cárdenas (Táriba) – Gobernación Estado Táchira	150.000.000
	▪ Embaulamiento de la Quebrada El Baño Municipio Motatán, Gobernación Estado Trujillo	278.000.000
	▪ Rehabilitación del Sistema de Agua en Yaracuy Gobernación del Estado Yaracuy	1.000.000.000
	▪ Acueducto Rural Municipio Autana, Estado Amazonas	232.000.000
	▪ Ampliación y Mejoramiento Dique-Caño Claro en El Amparo, Municipio Páez, Estado Apure	2.000.000.000
	▪ Construcción de Sistema Integral para Drenar Aguas de Origen Pluvial, en Guasdualito, Municipio Páez, Estado Apure	5.200.000.000
	▪ Acueducto Caserío Miraflores, Municipio Bolívar, Estado Barinas	350.000.000
	▪ Recuperación de Cuencas de Cárcavas en la Meseta Moromoy del Río Santo Domingo Barinitas, Municipio Bolívar, Estado Barinas	500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Acueducto Santa Bárbara de Barinas, Municipio Ezequiel Zamora, Estado Barinas	1.000.000.000
	▪ Ampliación Acueductos Rurales, Parroquias Pozo Verde, Yocaima, Unare, Sectores: La Ceiba y San Jacinto, Municipio Roscio, Estado Bolívar	800.000.000
	▪ Plan Especial de Saneamiento del Relleno Sanitario de La Guásima, Municipio Libertador, Estado Carabobo	1.100.000.000
	▪ Culminación Laguna de Oxidación de Genareño y Santoyero, Municipio Ricaurte, Estado Cojedes	400.000.000
	▪ Construcción Red de Drenaje Pluvial en la Urb. Jorge Hernández - Punto Fijo, Municipio Carirubana, Estado Falcón	300.000.000
	▪ Construcción Drenaje en el Sector Cujicana, Municipio Carirubana, Estado Falcón	300.000.000
	▪ Reposición del Colector Principal Guaranao, Sector La Botija, Municipio Carirubana, Estado Falcón	250.000.000
	▪ Canalización y Embaulamiento de Quebrada en la Ciudad de Coro, Municipio Miranda, Estado Falcón	500.000.000
	▪ Reemplazo de la Red de Distribución de Agua Potable en el Municipio Píritu, Estado Falcón	500.000.000
	▪ Construcción de Red de Aguas Domésticas, Municipio Chaguaramas, Estado Guárico	700.000.000
	▪ Construcción de Represa para Agua Potable, Sabana Grande, Municipio Monagas, Estado Guárico	500.000.000
	▪ Mejoramiento del Sistema de Agua Potable, Municipio San Jerónimo de Guayabal, Estado Guárico	285.900.000
	▪ Construcción Línea de Aducción Caseríos Ubicados al Margen Izquierdo del Río Tocuyo. Parroquia Bolívar, Municipio Morán, Estado Lara	1.000.000.000
	▪ Culminación Acueducto Caserío El Parchal – El Espinal. Parroquia Humocaro Bajo, Municipio Morán, Estado Lara	300.000.000
	▪ Culminación Acueducto Humocaro Bajo, Municipio Morán, Estado Lara	1.000.000.000
	▪ Continuación Acueducto La Miel. Parroquia Gustavo Vegas León, Municipio Simón Planas, Estado Lara	300.000.000
	▪ Ampliación del Acueducto de la Parroquia Héctor Amable Mora. El Vigía, Municipio Alberto Adriani, Estado Mérida	300.000.000
	▪ Mejoramiento del Sistema Acueducto de Santa Cruz de Mora, Municipio Antonio Pinto Salinas, Estado Mérida	500.000.000
	▪ Acueducto Río Blanco-Jají. Ejido, Municipio Campo Elías, Estado Mérida	1.000.000.000
	▪ Construcción Cloacas de la Comunidad de Mucuchíes, Municipio Rangel (Mucuchíes), Estado Mérida	1.100.000.000
	▪ Mejoramiento del Sistema de Acueducto para Tovar, Municipio Tovar, Estado Mérida	300.000.000
	▪ Construcciones de Redes N° 1 y 3 del Sistema de Acueducto Las Brisas. Parroquia Las Brisas, Municipio Cristóbal Rojas, Estado Miranda	1.000.000.000
	▪ Embaulamiento de la Quebrada El Jabillo, II Etapa Parroquia Charallave, Municipio Cristóbal Rojas, Estado Miranda	800.000.000
	▪ Liceo Diversificado Comunidades Los Olivos, Madosa y Guaicaipuro, Municipio Cristóbal Rojas, Estado Miranda	650.000.000
	▪ Quebrada Camatagua, Municipio Guaicaipuro, Estado Miranda	580.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Acueducto Paraiso del Tuy, Municipio Independencia, Estado Miranda	600.000.000
	▪ Red de Cloacas Sector Vista Hermosa Alto Soapire, Municipio Paz Castillo, Estado Miranda	500.000.000
	▪ Red de Cloacas Sector El Progreso, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	570.000.000
	▪ Red de Cloacas Sector Araguaney, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	530.000.000
	▪ Red de Cloacas Sector Araguaney Azul, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	140.000.000
	▪ Red de Cloacas Sector Nueva República Alto del Soapire, Municipio Paz Castillo, Estado Miranda	210.000.000
	▪ Red de Cloacas Sector Colinas del Alto, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	260.000.000
	▪ Red de Cloacas Sector El Esfuerzo, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	210.000.000
	▪ Red de Cloacas Sector Cajigal, Alto del Soapire, Municipio Paz Castillo, Estado Miranda	300.000.000
	▪ Canalización Quebrada Guieme, Municipio Plaza, Estado Miranda	500.000.000
	▪ Canalización Quebrada Iznapa, Municipio Plaza, Estado Miranda	500.000.000
	▪ Canalización Quebrada Agua Amarilla, Municipio Plaza, Estado Miranda	800.000.000
	▪ Canalización Quebrada La Candelaria II, Municipio Simón Bolivar, Estado Miranda	553.000.000
	▪ Canalización Quebrada La Aguada, Municipio Simón Bolívar, Estado Miranda	300.000.000
	▪ Sistema Hidráulico La Pereza, Municipio Sucre, Estado Miranda	1.200.000.000
	▪ Remodelación del Parque Ecológico, Municipio Urdaneta, Estado Miranda	600.000.000
	▪ Construcción de la 1era. Etapa de la Red de Cloacas del Río Cocoyar, Parroquia San Francisco, Municipio Acosta, Estado Monagas	400.000.000
	▪ Construcción de Planta de Tratamiento de Aguas Residuales de San Antonio de Capayacuar, Municipio Acosta, Estado Monagas	500.000.000
	▪ Construcción de Planta de Tratamiento de Aguas Residuales de la Parroquia San Francisco- El Rincón, Municipio Acosta, Estado Monagas	500.000.000
	▪ Construcción de Captación de Aducción de Planta de Tratamiento Q50-LPS y Estanques (02) Metálicos Elevados de 450.000 c/u. Para la localidad de Potrerito, Municipio Cedeño, Estado Monagas	250.000.000
	▪ Red de Cloacas del Municipio Cedeño, Estado Monagas	500.000.000
	▪ Construcción de la Planta de Tratamiento de Aguas Negras de la Población de Barrancas del Orinoco, Municipio Sotillo, Estado Monagas	500.000.000
	▪ Construcción del Sistema de Bombeos de Aguas Negras de la Urb. "Arnoldo Gabaldón", Municipio Santa Bárbara, Estado Monagas	400.000.000
	▪ Saneamiento, Ornato, Mantenimiento y Equipamiento de las Playas del Municipio Antolín del Campo, Estado Nueva Esparta	250.000.000
	▪ Red de Acueducto de Altagracia, Municipio Gómez, Estado Nueva Esparta	250.000.000
	▪ II Etapa Embaulamiento y Saneamiento Canales de Juan Griego y sus Adyacencias, Municipio Marcano, Estado Nueva Esparta	250.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	▪ Saneamiento, Ornato y Equipamiento de Playas del Municipio Marcano, Estado Nueva Esparta	250.000.000
	▪ Culminación del Sistema de Cloacas El Guamache - Las Casitas del Municipio Tubores, Estado Nueva Esparta	500.000.000
	▪ Construcción de Red de Acueducto de San Pedro de Coche. Isla de Coche, Municipio Villalba, Estado Nueva Esparta	1.000.000.000
	▪ Construcción Colector Marginal de Aguas Servidas de Choro Gonzalero, Municipio Esteller, Estado Portuguesa	1.200.000.000
	▪ Construcción del Acueducto Rural, Municipio Guanarito, Estado Portuguesa	350.000.000
	▪ Cloacas y Asfaltado Barrio Rómulo Gallegos y Las Tejas, Municipio Turén, Estado Portuguesa	500.000.000
	▪ Construcción de Estanques de Almacenamiento, Distribución, Rehabilitación y Sistema de Potabilización de Aguas Claras del Acueducto del Municipio Andrés Mata, Estado Sucre	1.000.000.000
	▪ Sistema de Aguas Servidas del Municipio Arismendi, Estado Sucre	250.000.000
	▪ Culminación Cloacas Golindano - Mcpio. Bolívar, Estado Sucre	250.000.000
	▪ Culminación Acueducto de las Comunidades La Gloria - La Soledad. Mcpio. Bolívar Edo. Sucre	250.000.000
	▪ Ampliación de la Estación de Bombeo de Aguas Negras de Mariguitar. Mcpio. Bolívar, Edo. Sucre	500.000.000
	▪ Construcción de Tanques de Almacenamiento Capacidad: 2 Millones de Litros, Sector El Campamento, Mariguitar, Municipio Bolívar, Estado Sucre	500.000.000
	▪ Planta Potabilizadora de Aguas Blancas, Municipio Bolívar, Estado Sucre	250.000.000
	▪ Construcción de Planta de Tratamiento de Aguas Servidas en Río Seco, Municipio Cajigal, Estado Sucre	500.000.000
	▪ Ampliación del Acueducto de Yaguaraparo, Municipio Cajigal, Estado Sucre	400.000.000
	▪ Culminación Acueducto Libertador II Etapa. Municipio Libertador, Edo. Sucre	500.000.000
	▪ Construcción de Laguna de Oxidación Principal de la Planta de Tratamiento de Aguas Servidas del Municipio Libertador. Edo. Sucre	250.000.000
	▪ Construcción del Sistema de Aguas Servidas de Tunapuy Municipio Libertador. Edo. Sucre	500.000.000
	▪ Planta de Tratamiento de Aguas Servidas de Irapa, Municipio Mariño, Edo. Sucre	300.000.000
	▪ Construcción de la Planta de Tratamiento de Aguas Servidas del Municipio Valdéz, Estado Sucre	500.000.000
	▪ Saneamiento Ambiental, Ornato y Mantenimiento del Municipio Valdéz, Estado Sucre	500.000.000
	▪ Acueducto Municipal Santa Ana, Municipio Córdoba (Sta. Ana), Estado Táchira	800.000.000
	▪ Const. Nva. Red de Cloacas de la Ciudad de La Fría, Municipio García de Hevia, Estado Táchira	200.000.000
	▪ Const. Colectores de Aguas Negras. Municipio Independencia (Capacho Independencia), Estado Táchira	700.000.000
	▪ Construcción Red Aguas Negras, Municipio Michelena, Estado Táchira	200.000.000
	▪ Red Aguas Negras Vía Panamericana, Municipio Michelena, Estado Táchira	200.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
	▪ Construcción Acueducto Municipal, Municipio Pedro María Ureña, (Ureña), Estado Táchira	1.000.000.000
	▪ Sistema de Aguas Servidas del Municipio Pedro María Ureña, (Ureña), Estado Táchira	400.000.000
	▪ Acueducto de Las Mesas (suministro, consumo, riego), Municipio Antonio Rómulo Costa (Las Mesas), Estado Táchira	750.000.000
	▪ Consolidación Acueducto Betijoque I Etapa, Municipio Rafael Rangel, Estado Trujillo	900.000.000
	▪ I Etapa Sistema de Saneamiento Ambiental (Planta de Tratamiento para Aguas Residuales del Río Tupe) Aroa, Municipio Bolívar, Estado Yaracuy	400.000.000
	▪ Perforación de 2 Pozos Profundos (Construcción) y Equipamiento (Agua para el Consumo Humano). Sector Copa Redonda, Sabana de Parra, Municipio José Antonio Páez, Estado Yaracuy	250.000.000
	▪ Construcción de Galería Filtrante Río Cocorotico, Municipio Urachiche, Estado Yaracuy	400.000.000
	▪ I Etapa de la Construcción Cloacas Sector Rural "La Negrita", Municipio Independencia, Estado Yaracuy	1.184.000.000
	▪ Primera Etapa Construcción Desarenador – Aducción Dique y Vías de Acceso, Río Taria, Municipio Veroes, Estado Yaracuy	1.300.000.000
	▪ Rehabilitación de Cloacas y Acueducto, Construcción Planta Bombeo de Aguas Servidas. Aldea Agua Negra Municipio Veroes, Estado Yaracuy	1.100.000.000
	▪ Sistema de Recolectores y Tratamiento de Aguas Servidas, San José de Perijá, Municipio Machiques de Perijá, Estado Zulia	1.000.000.000
	- Otras Fuentes de Financiamiento	2.550.000.000
	TOTAL	**107.456.758.604**

PROYECTO: 02, Conservación de Cuencas Hidrográficas

UNIDAD EJECUTORA: Dirección General de Cuencas Hidrográficas

Corresponde a este proyecto la administración de los recursos agua y suelos, sobre la base del aprovechamiento y conservación integral de las cuencas hidrográficas nacionales e internacionales, a los fines de contribuir al desarrollo socioeconómico del país, satisfaciendo en calidad y cantidad la demanda hídrica de los diferentes sectores del país.

En este sentido, las políticas esenciales se orientarán a impulsar el concepto de cuenca hidrográfica, como base fundamental de la gestión y planificación de los recursos naturales, con una visión sistémica interdisciplinaria. Organizar a la población para que participe en todas las etapas del proceso de gestión ambiental, diseñar y ejecutar obras y prácticas conservacionistas de aguas y suelos, a objeto de controlar y/o minimizar los procesos erosivos e incentivar a los productores agrícolas para la adopción de tecnologías adecuadas al medio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**541.136.145**
	- Recursos Ordinarios	541.136.145
4.02	**Materiales y Suministros**	**54.700.000**
	- Recursos Ordinarios	54.700.000
4.03	**Servicios no Personales**	**224.242.000**
	- Recursos Ordinarios	193.898.500
	- Otras Fuentes de Financiamiento	30.343.500
4.04	**Activos Reales**	**71.913.000**
	- Recursos Ordinarios	71.913.000
4.07	**Transferencias**	**70.000.000**
	- Recursos Ordinarios	70.000.000
TOTAL		**961.991.145**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 02 CONSERVACION DE CUENCAS HIDROGRAFICAS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

OBRAS			AÑO		CONTRATOS			RECURSOS FINANCIEROS (Millones de Bolívares)				ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
						POR TRAMITAR AÑO 2003					ESTIMADAS 2003										
					Tramitado al 31/12/02			Asignado al 31/12/02		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Situación / Financiamiento		Cantidad y Unidad de Medida	Costo Total	Ordinario	Extraordinario	Total	Años Posteriores	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
TN-0001	Evaluación Hidráulica para la Elaboración de Proyectos de Conservación de Suelos y Aguas a Nivel Nacional	2003	2003	1-Estudio	50,00	50,00		50,00		50,00				50,00			0,0	100,0	0,0	0,0
TOTALES					50,00	50,00		50,00		50,00				50,00			0,0	0,0	0,0	0,0

PROYECTO: 03, **Programa de Modernización del Sistema Hidrometeorológico**

UNIDAD EJECUTORA: Coordinación del Programa de Modernización del Sistema Pronóstico Hidrometeorológico Nacional

Es un proyecto Interinstitucional, en el cual participan las siguientes entidades: MARN (organismo ejecutor), INIA, UCV, EDELCA, ARMADA, CNMeH, FAV, CIDIAT. Su finalidad principal es fortalecer institucionalmente los entes que participan en el programa, así como mejorar la coordinación de las actividades vistas como un sistema.

Los propósitos fundamentales consisten en crear el Centro Nacional de Alerta y Pronóstico Hidrometeorológico y modernizar las redes de estaciones de medición automáticas, y de transmisión de información en tiempo real.

Contribuir al mejoramiento de la generación de información y de los pronósticos, relativos a los fenómenos meteorológicos e hidrológicos de los aspectos climáticos, orientados a garantizar la seguridad de los ciudadanos, aumentar la eficiencia de las actividades socioeconómicas de la nación y hacer uso racional de los recursos naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	**Transferencias** - Programas y Proyectos • *Programa de Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional*	**2.500.000.000** 2.500.000.000
	TOTAL	**2.500.000.000**

PROYECTO: 04, *Equipamiento Ambiental*

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Tiene como objetivo la dirección y coordinación superior de los proyectos, las políticas, directrices y estrategias a seguir en relación con los planes del Despacho; de igual modo, se instrumentan y controlan todos los procesos administrativos y normativos que dan sustentación a los proyectos, mediante la acción directa de la ejecución de estudios y proyectos, obras de ingeniería y operación y mantenimiento de obras ambientales, con miras a dotar al país del equipamiento requerido para aprovechar racionalmente los recursos naturales, ordenar el territorio y proteger la calidad ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**292.247.649**
	- Recursos Ordinarios	292.247.649
4.02	**Materiales y Suministros**	**30.910.000**
	- Recursos Ordinarios	30.910.000
4.03	**Servicios no Personales**	**47.794.200**
	- Recursos Ordinarios	44.294.200
	- Otras Fuentes de Financiamiento	3.500.000
4.04	**Activos Reales**	**15.100.000.000**
	- Recursos Ordinarios	3.100.000.000
	- Programas y Proyectos	9.900.000.000
	▪ Saneamiento Ambiental Nivel del Lago de Valencia	4.900.000.000
	▪ Saneamiento Río Guaire	2.000.000.000
	▪ Sistema de Tratamiento Río Motatán	1.000.000.000
	▪ Protección y Conservación de Cuencas	2.000.000.000
	- Otras Fuentes de Financiamiento	2.100.000.000

TOTAL   **15.470.951.849**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 04 EQUIPAMIENTO AMBIENTAL
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	STUACFIÓN... Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR Tramitado al 31/12/02				ASIGNACIONES ESTIMADAS ESTIMADAS 2003 PRESUPUESTO ORDINARIO			PRESUPUESTO EXTRAORDINARIO			Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN		I-% de Ejecución		Ordinario	Extraordinario	Total	Años Posteriores / Asignado al 31/12/02	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Contratos Vigentes	Nuevos Contratos	Año 2004 / Años Posteriores	Al 31/12/02	03	04	Años Post.
CA-0001	Conservaciones y Reparaciones de Obras para el Saneamiento Integral del Lago de Valencia	2003 2003		1.400,00	700,00	700,00	1.400,00			700,00	1.400,00	700,00	700,00		0,0	100,0	0,0	0,0
	TOTALES			1.400,00	700,00	700,00	1.400,00			700,00	1.400,00	700,00	700,00					

Resumen de Obras (En millones de Bs.)

Presupuesto: 2003

Organismo:	17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa:	02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:	
Proyecto:	04 EQUIPAMIENTO AMBIENTAL
Partida:	404140100 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PÚBLICO

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS						ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
						POR TRAMITAR					ESTIMADAS 2003										
				Costo Total	Tramitado al 31/12/02	AÑO 2003				Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Posteriores
Cód	DENOMINACIÓN	Situación Física de la Obra	Cantidad y Unidad de Medida	1-% de Ejecución		Ordinario	Extraordinario	Total	Años Posteriores		Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
CA-0001	Inspección de Obras	2003 2003		800,00	800,00	400,00	400,00	800,00			400,00		400,00		800,00			0,0	100,00	0,0	0,0
TOTALES				800,00	800,00	400,00	400,00	800,00			400,00		400,00		800,00						

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 04 EQUIPAMIENTO AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR					Asignado al 31/12/02	ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
		Inicio	Culminación				Tramitado al 31/12/02	AÑO 2003			Años Posteriores		ESTIMADAS 2003					Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post
								Ordinario	Extraordinario	Total			PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003						
Cód	DENOMINACIÓN												Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
CA-0001	Saneamiento Ambiental Control Nivel del Lago de Valencia	2001	2006	E	1-% de Ejecución	87.282,54	60.743,05	1.000,00	5.100,00	6.100,00	20.439,49	60.743,05		1.000,00		5.100,00	6.100,00	1.000,00	19.439,49	69,6	7,0	1,1	22,3
MI-0001	Saneamiento Río Guaire	2002	2006	E	1-% de Ejecución	45.000,00	1.000,00		2.000,00	2.000,00	42.000,00	1.000,00				2.000,00	2.000,00	2.000,00	40.000,00	2,2	4,4	4,4	89,0
TN-0003	Protección y Manejo de Cuencas	2002	2006	E	1-% de Ejecución	41.825,00	4.000,00	1.000,00	2.800,00	3.800,00	34.025,00	4.000,00		1.000,00		2.800,00	3.800,00	1.800,00	32.225,00	9,6	9,1	4,3	77,0
TR-0001	Sistema de Tratamiento Río Motatán	2003	2003	I	1-% de Ejecución	1.000,00		1.000,00		1.000,00						1.000,00	1.000,00			0,0	100,0	0,0	0,0
TOTALES						175.107,54	65.743,05	2.000,00	10.900,00	12.900,00	96.464,49	65.743,05		2.000,00		10.900,00	12.900,00	4.800,00	91.664,49				

PROYECTO: 05, Ingeniería Ambiental

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

El objetivo de este proyecto es dirigir, controlar y supervisar las labores de construcción, ampliación y manejo de obras de equipamiento ambiental, para el aprovechamiento de los recursos naturales y protección del medio ambiente, a través de la ejecución de obras de infraestructura y/o ampliaciones de sistemas de abastecimiento de agua potable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**253.875.624**
	- Recursos Ordinarios	253.875.624
4.02	**Materiales y Suministros**	**15.800.000**
	- Recursos Ordinarios	15.800.000
4.03	**Servicios no Personales**	**24.000.000**
	- Recursos Ordinarios	16.500.000
	- Otras Fuentes de Financiamiento	7.500.000
4.04	**Activos Reales**	**8.400.000.000**
	- Recursos Ordinarios	3.940.000.000
	- Programas y Proyectos	2.000.000.000
	▪ Rehabilitación y Saneamiento Agua Potable Nivel Nacional	
	- Otras Fuentes de Financiamiento	2.460.000.000
TOTAL		**8.693.675.624**

Resumen de Obras (En millones de Bs.)

Presupuesto: 2003

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 05 INGENIERIA AMBIENTAL
Partida: 404140100 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PÚBLICO

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS					ASIGNACIONES ESTIMADAS						Ejecución Física Proyectada (%)			
						POR TRAMITAR				ESTIMADAS 2003									
							AÑO 2003		Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO				Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN	Inicio	Final	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Extraordinario	Total	Años Posteriores	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores			
				1-% de Ejecución															
TN-0001	Inspección de Obras	2003	2003		800,00	400,00	400,00	800,00		400,00	400,00			800,00			0,0	100,0	0,0
TOTALES					800,00	400,00	400,00	800,00		400,00	400,00			800,00			0,0	100,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 05 INGENIERIA AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2003

Cód	DENOMINACIÓN	AÑO	Situación Física	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extr. Contratos Vigentes	Pres. Extr. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ej. Fís. Al 31/12/02	Ej. Fís. 03	Ej. Fís. 04	Ej. Fís. Años Post.
TN-0001	Ampliación Parque Nacional Jovito Villalba	2002 2003	E	1-% de Ejecución	450,00	50,00	400,00		400,00		50,00		400,00			400,00			11,1	88,9	0,0	0,0
TN-0002	Rehabilitación y Saneamiento Agua Potable a Nivel Nacional	2003 2003	I	1-% de Ejecución	2.000,00			2.000,00	2.000,00						2.000,00	2.000,00			0,0	100,0	0,0	0,0
TN-0007	Obras de Control de Inundaciones a Nivel Nacional para Protección de Centros Poblados y Terrenos Agrícolas	2002 2004	E	1-% de Ejecución	10.000,00	300,00	1.000,00	500,00	1.500,00	8.200,00	300,00		1.000,00		500,00	1.500,00	8.200,00		3,0	15,0	82,0	
TN-0008	Construcción y/o Ampliación del Sistema de Abastecimiento de Agua Potable a Nivel Nacional	2002 2004	E	1-% de Ejecución	3.000,00	550,00	350,00	350,00	700,00	1.750,00	550,00		350,00		350,00	700,00	1.750,00		18,3	23,3	58,3	
TN-0010	Rehabilitación de Sedes a Nivel Nacional	2002 2004	E	1-% de Ejecución	4.000,00	200,00	400,00	400,00	800,00	3.000,00	200,00		400,00		400,00	800,00	3.000,00		5,0	20,0	75,0	
TN-0011	Plan Nacional de Recuperación de Cauces y Protección de Márgenes.	2002 2004	E	1-% de Ejecución	3.000,00	500,00	1.000,00	500,00	1.500,00	1.000,00	500,00		1.000,00		500,00	1.500,00	1.000,00		16,7	50,0	33,3	
TN-0012	Saneamiento Ambiental de Aguas Servidas a Nivel Nacional	2002 2004	E	1-% de Ejecución	3.500,00	250,00	390,00	310,00	700,00	2.550,00	250,00		390,00		310,00	700,00	2.550,00		7,1	20,0	72,9	0,0
	TOTALES				25.950,00	1.850,00	3.540,00	4.060,00	7.600,00	16.500,00	1.850,00		3.540,00		4.060,00	7.600,00	16.500,00					

PROYECTO: 06, Estudios y Proyectos

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

   Este proyecto se encargará de poner en marcha los estudios y proyectos que deben realizarse para la construcción, desarrollo y utilización de las obras hidráulicas y de infraestructura ambiental, en función del aprovechamiento racional de los recursos naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**236.157.240**
	- Recursos Ordinarios	236.157.240
4.02	**Materiales y Suministros**	**16.135.000**
	- Recursos Ordinarios	16.135.000
4.03	**Servicios no Personales**	**24.525.783**
	- Recursos Ordinarios	21.025.783
	- Otras Fuentes de Financiamiento	3.500.000
4.04	**Activos Reales**	**3.500.000.000**
	- Recursos Ordinarios	1.500.000.000
	- Otras Fuentes de Financiamiento	2.000.000.000
	TOTAL	**3.776.818.023**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 06 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	Ficticio / Continuo	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR AÑO 2003 Tramitado al 31/12/02 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
TN-0001	Estudios y Proyectos para Obras Destinadas a Control de Inundaciones, Saneamiento, Conservación y Mejoramiento de los Recursos	2003	2003	1-Estudio	500,00	500,00		500,00			500,00				500,00			0,0	100,0	0,0	0,0
	TOTALES				500,00	500,00		500,00			500,00				500,00						

PROYECTO: 07, Operación y Mantenimiento

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Tiene como propósito el mantenimiento preventivo y correctivo, las mejoras o ampliaciones de las obras de equipamiento ambiental, destacándose por su importancia estratégica el mantenimiento de los embalses ubicados en todo el territorio nacional, plantas de tratamiento de aguas servidas en los sistemas de saneamiento, con la finalidad de prestar el servicio de entrega de agua para los diferentes usos, en forma oportuna y calidad adecuada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**110.735.217**
	- Recursos Ordinarios	110.735.217
4.02	**Materiales y Suministros**	**6.940.000**
	- Recursos Ordinarios	6.940.000
4.03	**Servicios no Personales**	**9.950.000**
	- Recursos Ordinarios	6.950.000
	- Otras Fuentes de Financiamiento	3.000.000
4.04	**Activos Reales**	**6.450.000.000**
	- Recursos Ordinarios	3.450.000.000
	- Otras Fuentes de Financiamiento	3.000.000.000
TOTAL		**6.577.625.217**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 07 OPERACION Y MANTENIMIENTO
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO				CONTRATOS					ASIGNACIONES ESTIMADAS						Ejecución Física Proyectada (%)			
Cod	DENOMINACIÓN	INICIO	CULMINACION	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02		POR TRAMITAR		Asignado al 31/12/02	ESTIMADAS 2003						Al 31/12/02	03	04	AÑOS POSL.
								AÑO 2003			PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO							
				1-% de Ejecución			Años Posteriores	Ordinario	Extraordinario	Total	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores				
TN-0002	Conservación, Ampliación, Mejoras y Mantenimiento de Obras Ambientales a Nivel Nacional	2003	2003	1	6.300,00	6.300,00		3.300,00	3.000,00	6.300,00		3.300,00		3.000,00	6.300,00			0,0	100,0	0,0	0,0
TOTALES					6.300,00	6.300,00		3.300,00	3.000,00	6.300,00		3.300,00		3.000,00	6.300,00						

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 07 OPERACION Y MANTENIMIENTO
Partida: 404140100 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS				ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
					POR TRAMITAR				ESTIMADAS 2003										
						AÑO 2003			PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	F i n i c i o	T e r m i n a c i o n	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Total	Años Posteriores	Asignado al 31/12/02	Al 31/12/02	03	04	Años Pos.
TN-0001	Inspección de Obras	2003	2003	1=% de Ejecución	150,00	150,00	150,00	150,00	150,00		150,00		150,00						0,0	100,0	0,0	0,0
TOTALES					150,00	150,00	150,00	150,00	150,00		150,00		150,00									

PROYECTO: 08, Proyectos Especiales Ambientales

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Corresponde a este proyecto la supervisión, ejecución y control de los grandes proyectos de saneamiento ambiental y aprovechamiento de los recursos hidráulicos, que adelanta la Dirección General de Equipamiento Ambiental, cuya fuente de financiamiento es realizada a través de recursos provenientes, en su mayoría, de la ejecución de contratos de préstamos amparados por la banca bilateral y multilateral. Asimismo, ejecutar los estudios relacionados con la Diversidad Biológica, el Programa Desechos Sólidos y el Plan Nacional para la Protección Contra Incendios Forestales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**11.008.483**
	- Recursos Ordinarios	11.008.483
4.04	**Activos Reales**	**49.717.260.000**
	- Recursos Ordinarios	6.070.000.000
	- Programas y Proyectos	43.047.260.000
	▪ Plan Nacional para la Protección Contra Incendios Forestales	1.500.000.000
	▪ Reconstrucción, Rehabilitación y Ampliación Sistemas Acueductos y Cloacas del Estado Vargas	10.000.000.000
	▪ Saneamiento Ambiental del Estado Barinas	2.500.000.000
	▪ Saneamiento del Estado Falcón	2.000.000.000
	▪ Saneamiento Ambiental Integral Estado Bolívar	2.500.000.000
	▪ Sistema Falconiano II	2.000.000.000
	▪ Agua Potable Región del Centro	2.000.000.000
	▪ Saneamiento del Litoral Central del Estado Vargas	2.000.000.000
	▪ Saneamiento Estado Portuguesa	3.000.000.000
	▪ Saneamiento Integral Cuenca Río Tuy	2.000.000.000
	▪ Saneamiento y Conservación de la Cuenca Río Cojedes	2.000.000.000
	▪ Saneamiento Ambiental Integral Edo. Miranda	1.000.000.000
	▪ Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	4.204.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental Tramo Anzoátegui	1.527.620.000
	▪ Saneamiento Ambiental Litoral Nor-Oriental (Tramo Cumaná-Carúpano)	1.000.000.000
	▪ Mejoramiento del Sistema de Aguas Blancas y Negras Casco Colonial Municipio Miranda - Estado Guárico	900.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor -Oriental Tramo Monagas	2.915.640.000
	- Otras Fuentes de Financiamiento	600.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
412	**Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento**	**17.616.000.000**
4.04	-Programas y Proyectos	17.616.000.000
	▪ Acueducto Bolivariano del Estado Falcón	8.010.000.000
	▪ Saneamiento de la Vela de Coro	2.400.000.000
	▪ Saneamiento Ambiental Integral Litoral Occidental	4.806.000.000
	▪ Aprovechamiento Integral Recursos Hidráulicos Presa El Pilar. Estado Sucre	2.400.000.000
	TOTAL	**67.344.268.483**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicio	Año Term.	Status	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Extraordinario	Total	Asignado al 31/12/02	Presupuesto Ordinario Nuevos Contratos	Presupuesto Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física 02	03	04
DA-0001	Estudio sobre el Estado Actual y Potencial de los Productos Forestales no Maderables en el ABBP Merejina en el Edo. Delta Amacuro	2003	2003		2-Estudio	66,81	66,81		66,81		66,81		66,81			0,0	100,0	0,0
FA-0001	Recuperación del Bosque Xerofílico de la Región Norte Costera del Estado Falcón (II Etapa)	2003	2003		1-Proyecto	45,77	45,77		45,77		45,77		45,77			0,0	100,0	0,0
TN-0001	Planificación y Ordenamiento de las Áreas Boscosas de Mangle en las Zonas Marino-Costeras	2003	2003		5-Estudio	52,84	52,84		52,84		52,84		52,84			0,0	100,0	0,0
TN-0002	Planificación y Ordenamiento del Ecosistema de Manglares para el Manejo Forestal Sostenible, con la Participación de las Comunidades Indígenas en el Delta del Orinoco	2003	2003		2-Estudio	41,96	41,96		41,96		41,96		41,96			0,0	100,0	0,0
TN-0003	Plan Nacional de Bosques para Venezuela	2003	2003		2-Estudio	66,28	66,28		66,28		66,28		66,28			0,0	100,0	0,0
TN-0004	Proyecto de Plantaciones Forestales	2003	2003		91-Hectárea	121,77	121,77		121,77		121,77		121,77			0,0	100,0	0,0
TN-0005	Proyecto de Viveros Comunitarios	2003	2003		142250-Plantas	86,77	86,77		86,77		86,77		86,77			0,0	100,0	0,0
TN-0006	Identificación de Áreas Potenciales para el Establecimiento de Plantaciones Forestales	2003	2003		1-Estudio	217,77	217,77		217,77		217,77		217,77			0,0	100,0	0,0
TN-0007	Estudios para la Implementación de la Estrategia Nacional de Diversidad Biológica	2003	2003		10-Estudio	300,00	300,00		300,00		300,00		300,00			0,0	100,0	0,0
TN-0008	Plan Nacional para la Protección contra Incendios Forestales	2003	2003		1-% de Ejecución	1.500,00		1.500,00	1.500,00			1.500,00	1.500,00			0,0	100,0	0,0
	TOTALES					2.500,00	1.000,00	1.500,00	2.500,00		1.000,00	1.500,00	2.500,00			0,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404139900 OTROS ESTUDIOS Y PROYECTOS PARA INVERSIÓN EN ACTIVOS REALES

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS					ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)				
					Tramitado al 31/12/02	POR TRAMITAR AÑO 2003			Asignado al 31/12/02	ESTIMADAS 2003					Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
						Ordinario	Extraordinario	Total	Años Posteriores	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO									
Cód	DENOMINACIÓN									Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos								
FA-0001	Plan de Remediación en Áreas Marino-Costeras Ambientales	2003	1-Estudio	63.83		63.83		63.83		63.83				63.83			0,0	100,0	0,0	0,0
TN-0001	Asistencia Técnica para el Monitoreo de la Calidad Higiénica de Agua Potable y Aguas Residuales	2003	1-Estudio	36.17		36.17		36.17		36.17				36.17			0,0	100,0	0,0	0,0
TOTALES				100,00		100,00		100,00		100,00				100,00						

Resumen de Obras (En millones de Bs.)

Presupuesto: 2003

66

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404140100 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PÚBLICO

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS POR TRAMITAR AÑO 2003				ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN	INICIO (año)	TERMINA (año) FINAL	Cantidad y Unidad de Medida	Costo Total	1-% de Ejecución Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
TN-0001	Inspección de Obras Especiales	2003	2003		500,00	500,00	500,00		500,00			500,00				500,00			0,0	0,0	100,0	0,0
TOTALES					500,00	500,00	500,00		500,00			500,00				500,00						

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Situac.	Año Inicio	Año Term.	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 CONTRATOS POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ASIGNADAS ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Proy. Al 31/12/02	03	04	Años Post.
AN-0001	Saneamiento Ambiental Integral Litoral Nor-Oriental Tramo Anzoátegui		2003	2003	1-% de Ejecución	1.527,62	1.527,62						1.527,62		1.527,62			0,0	100,0	0,0	0,0
AR-0001	Agua Potable Región del Centro	E	2002	2004	1-% de Ejecución	18.300,00	4.000,00	300,00	2.000,00	2.300,00	12.000,00	4.000,00		300,00	2.000,00		2.300,00	12.000,00	21,9	12,6	65,6	0,0
BA-0001	Saneamiento Ambiental del Estado Barinas	E	2002	2003	1-% de Ejecución	3.995,00	1.495,00		2.500,00	2.500,00		1.495,00			2.500,00		2.500,00		37,4	62,6	0,0	0,0
BO-0001	Saneamiento Ambiental Integral Estado Bolívar	I	2003	2003	1-% de Ejecución	2.500,00	2.500,00		2.500,00	2.500,00					2.500,00		2.500,00		0,0	100,0	0,0	0,0
CO-0002	Saneamiento Cuenca Río Cojedes	E	2002	2004	1-% de Ejecución	15.000,00	1.500,00		2.000,00	2.000,00	11.500,00	1.500,00			2.000,00		2.000,00	11.500,00	10,0	13,3	76,7	0,0
FA-0001	Sistema Falconiano II	I	1994	2005	1-% de Ejecución	51.878,40	15.903,40	300,00	2.000,00	2.300,00	33.675,00	15.903,40		300,00	2.000,00		2.300,00	12.451,00	21.224,00	30,7	4,4	24,0	40,9
FA-0002	Saneamiento Ambiental Integral Litoral Occidental	E	2001	2005	1-% de Ejecución	46.194,00	12.050,00	800,00	200,00	1.000,00	33.144,00	12.050,00		800,00	200,00		1.000,00	9.920,00	23.224,00	26,1	2,2	21,5	50,3
FA-0003	Saneamiento del Estado Falcón	I	2003	2005	1-% de Ejecución	65.800,00		200,00	2.000,00	2.200,00	63.600,00			200,00	2.000,00		2.200,00	24.856,00	38.744,00	0,0	3,3	37,8	58,9
GU-0001	Mejoramiento del Sistema de Aguas Blancas y Negras Casco Colonial. Municipio Miranda, Estado Guárico	I	2003	2003	1-% de Ejecución	900,00	900,00		900,00	900,00					900,00		900,00		0,0	100,0		
MH-0006	Saneamiento Ambiental Integral del Estado Miranda	E	2001	2005	1-% de Ejecución	21.200,00	3.000,00	1.000,00	1.200,00	2.200,00	16.000,00	3.000,00		1.000,00	1.200,00		2.200,00	12.400,00	3.600,00	14,2	10,4	58,5	17,0
MH-0008	Saneamiento Cuenca Río Tuy	E	2001	2005	1-% de Ejecución	15.268,00	3.000,00	400,00	2.000,00	2.400,00	9.868,00	3.000,00		400,00	2.000,00		2.400,00	7.868,00	2.000,00	19,6	15,7	51,5	13,1
MO-0001	Saneamiento Ambiental Integral Litoral Nor-Oriental, Tramo Monagas	I	2003	2003	1-% de Ejecución	2.915,84			2.915,84	2.915,84					2.915,84		2.915,84		100,0	100,0		
NE-0001	Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta - Fase III	I	2003	2003	1-% de Ejecución	4.204,00			4.204,00	4.204,00					4.204,00		4.204,00		0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

							CONTRATOS POR TRAMITAR AÑO 2003					ASIGNACIONES ESTIMADAS 2003 PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO				Ejecución Física Proyectada (%)					
OBRAS			AÑO		INSTRUMENTO LEGAL	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
Cód	**DENOMINACIÓN**																							
PO-0001	Saneamiento Estado Portuguesa		2003	2003	I	1-% de Ejecución	3.000,00			3.000,00	3.000,00				3.000,00			3.000,00			0,0	100,0	0,0	0,0
TN-0004	Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná – Carúpano)		2001	2005	E	1-% de Ejecución	123.275,00	91.432,00	670,00	1.000,00	1.670,00	30.173,00	91.432,00	670,00	1.000,00			1.670,00	23.813,00	6.360,00	74,2	1,4	19,3	5,2
VA-0002	Saneamiento Litoral Central Estado Vargas		2001	2005	E	1-% de Ejecución	29.015,22	3.215,00	800,00	2.200,00	3.000,00	22.800,22	3.215,00	800,00	2.200,00			3.000,00	17.300,22	5.500,00	11,1	10,3	59,6	19,0
VA-0003	Reconstrucción, Rehabilitación y Ampliación, Sistemas Acueductos y Cloacas del Estado Vargas		2003	2003	I	1-% de Ejecución	10.000,00			10.000,00	10.000,00				10.000,00			10.000,00			0,0	100,0	0,0	0,0
TOTALES							414.972,85	135.595,40	4.470,00	42.147,26	46.617,26	232.760,22	135.595,40	4.470,00	42.147,26			46.617,26	132.108,22	100.652,00				

PROGRAMA: 03, Conservación y Gestión Ambiental

UNIDAD EJECUTORA: Despacho del Viceministro de Conservación y Gestión Ambiental

Le corresponde a este programa, la conservación y gestión de los recursos naturales, de la diversidad biológica, el control de la calidad ambiental, de las áreas protegidas, el manejo y control de los recursos forestales, la generación de la información básica ambiental, la valoración económica de recursos, de las áreas marino - costeras, el diseño e implementación de las políticas educativas ambientales y concientización de la comunidad, como propósito fundamental de la conservación, mejoramiento y preservación del ambiente.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Detectar, evaluar, prevenir y controlar la contaminación del agua, del aire, los suelos, las costas y las cuencas. Evaluar estudios de impacto ambiental. Realizar análisis físico-químicos y biológicos.	Plan	6	666.873.047
Coordinación, supervisión, promoción y divulgación de actividades educativo-ambientales, con el fin de crear conciencia ambiental en la población, desde una visión social y sustentable del ambiente.	Plan	5	251.178.429
Educación formal. Participación comunitaria. Divulgación educativa, dirección y coordinación.	Plan	70	601.522.532
Conservar e investigar la diversidad biológica a nivel de genes, ecosistemas, especies, incluyendo fauna terrestre y acuática. Gestionar los recursos naturales de la diversidad biológica.	Informe	80	1.022.704.904
Conservar y gestionar los recursos naturales y la diversidad biológica.	Informe	4	12.656.324.868
TOTAL			15.198.603.780

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**1.843.063.629**
	- Recursos Ordinarios	1.843.063.629
4.02	**Materiales y Suministros**	**254.323.992**
	- Recursos Ordinarios	254.323.992
4.03	**Servicios no Personales**	**390.223.026**
	- Recursos Ordinarios	250.576.513
	- Otras Fuentes de Financiamiento	139.646.513
4.04	**Activos Reales**	**80.993.133**
	- Recursos Ordinarios	80.993.133
4.07	**Transferencias**	**12.630.000.000**
	- Recursos Ordinarios	4.630.000.000
	- Programas y Proyectos	3.000.000.000
	• Manejo del Sistema Nacional de Parques	
	- Otras Fuentes de Financiamiento	5.000.000.000
	TOTAL	**15.198.603.780**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	256	1.843.063.629
- Directivo	34	391.055.844
- Profesional y Técnico	154	1.212.524.416
- Personal Administrativo	68	239.483.369
TOTAL	**256**	**1.843.063.629**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	12.630.000.000
4.07	01	00	00	Transferencias corrientes internas	9.230.000.000
4.07	01	02	00	Transferencias corrientes al sector público	9.230.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	9.230.000.000
				➢ A0052 Instituto Nacional de Parques (INPARQUES)	9.000.000.000
				- Recursos Ordinarios	4.000.000.000
				- Otras Fuentes de Financiamiento	5.000.000.000
				➢ A0103 Instituto Forestal Latinoamericano	75.000.000
				- Recursos Ordinarios	75.000.000
				➢ A0324 Fundación de Educación Ambiental	90.000.000
				- Recursos Ordinarios	90.000.000
				➢ A0354 Fundación Nacional de Parques Zoológicos y Acuarios	40.000.000
				- Recursos Ordinarios	40.000.000
				➢ A0406 Laboratorio Nacional de Productos Forestales	25.000.000
				- Recursos Ordinarios	25.000.000
4.07	02	00	00	Transferencias de capital internas	3.400.000.000
4.07	02	02	00	Transferencias de capital al sector público	3.400.000.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	3.000.000.000
				➢ A0052 Instituto Nacional de Parques (INPARQUES)	3.000.000.000
				- Programas y Proyectos	3.000.000.000
				• Manejo del Sistema Nacional de Parques	3.000.000.000
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	400.000.000
				➢ A0639 Compañía Nacional de Reforestación (CONARE)	400.000.000
				- Recursos Ordinarios	400.000.000

PROGRAMA: 04, Ordenamiento y Administración Ambiental

UNIDAD EJECUTORA: Despacho del Viceministro de Ordenación y Administración Ambiental

Tiene por objetivos el mejoramiento y aprovechamiento racional de los recursos, así como la reorientación de la planificación y la ordenación del territorio, basados en las estrategias para la generación de la cartografía básica, el monitoreo satelital, la gestión de riesgo y la vigilancia y control ambiental.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Supervisar, vigilar y controlar las actividades susceptibles de degradar el ambiente y los recursos naturales, mediante la ejecución de planes estadales de vigilancia y control.	Plan	25	619.702.609
Coordinación, supervisión y ejecución de los Planes de Ordenación del Territorio (Nacional, Estadales y Locales); así como la conservación, defensa y mejoramiento del ambiente.	Proyecto	5	2.144.648.764
Reorientar la planificación y la ordenación del territorio, en función del Plan de Desarrollo de la Nación.	Informe	4	9.539.458.604
TOTAL			12.303.809.977

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**681.495.605**
	- Recursos Ordinarios	681.495.605
4.02	**Materiales y Suministros**	**147.516.500**
	- Recursos Ordinarios	147.516.500
4.03	**Servicios no Personales**	**499.037.872**
	- Recursos Ordinarios	299.288.936
	- Otras Fuentes de Financiamiento	199.748.936
4.04	**Activos Reales**	**1.475.760.000**
	- Recursos Ordinarios	945.760.000
	- Otras Fuentes de Financiamiento	530.000.000
4.07	**Transferencias**	**9.500.000.000**
	- Recursos Ordinarios	1.000.000.000
	- Programas y Proyectos	7.500.000.000
	• Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar	1.000.000.000
	• Seguridad Alimentaría y Desarrollo Rural (FAO) - IGVSB	1.000.000.000
	• Plan Nacional de Mapas de Riesgos - IGVSB	1.000.000.000
	• Adquisición Sede Instituto Geográfico de Venezuela Simón Bolívar	1.500.000.000
	• Plan Nacional de Catastro - IGVSB	2.000.000.000
	• Plan de Densificación Toponímica	1.000.000.000
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**12.303.809.977**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	102	681.495.605
- Directivo	15	181.125.705
- Profesional y Técnico	55	395.363.549
- Personal Administrativo	32	105.006.351
TOTAL	**102**	**681.495.605**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	9.500.000.000
4.07	01	00	00	Transferencias corrientes internas	2.000.000.000
4.07	01	02	00	Transferencias corrientes al sector público	2.000.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	2.000.000.000
				➢ A0909 Instituto Geográfico de Venezuela Simón Bolívar	2.000.000.000
				- Recursos Ordinarios	1.000.000.000
				- Otras Fuentes de Financiamiento	1.000.000.000
4.07	02	00	00	Transferencias de capital internas	7.500.000.000
4.07	02	02	00	Transferencias de capital al sector público	7.500.000.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	7.500.000.000
				➢ A0909 Instituto Geográfico de Venezuela Simón Bolívar	7.500.000.000
				- Programas y Proyectos	7.500.000.000
				• Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar	1.000.000.000
				• Seguridad Alimentaría y Desarrollo Rural (FAO) - IGVSB	1.000.000.000
				• Plan Nacional de Mapas de Riesgos - IGVSB	1.000.000.000
				• Adquisición Sede Instituto Geográfico de Venezuela Simón Bolívar	1.500.000.000
				• Plan Nacional de Catastro - IGVSB	2.000.000.000
				• Plan de Densificación Toponímica	1.000.000.000

PROYECTO: 01, Dirección y Coordinación

UNIDAD EJECUTORA: Dirección del Despacho del Viceministro de Ordenación y Administración Ambiental

El proyecto coordina y centraliza los recursos destinados a los Programas de Cartografía y Catastro, cuyo ente ejecutor es el Instituto Geográfico de Venezuela Simón Bolívar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**39.458.604**
	- Recursos Ordinarios	39.458.604
4.07	**Transferencias**	**9.500.000.000**
	- Recursos Ordinarios	1.000.000.000
	- Programas y Proyectos	7.500.000.000
	▪ Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar	1.000.000.000
	▪ Seguridad Alimentaria y Desarrollo Rural (FAO) - IGVSB	1.000.000.000
	▪ Plan Nacional de Mapas de Riesgos - IGVSB	1.000.000.000
	▪ Adquisición Sede Instituto Geográfico de Venezuela Simón Bolívar	1.500.000.000
	▪ Plan Nacional de Catastro - IGVSB	2.000.000.000
	▪ Plan de Densificación Toponímica	1.000.000.000
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**9.539.458.604**

PROYECTO: 02, Ordenación Ambiental

UNIDAD EJECUTORA: Dirección General de Planificación y Ordenamiento Ambiental

En el marco del proceso nacional de reforma del Estado Venezolano, se aprobó la modernización del Ministerio del Ambiente y de los Recursos Naturales, a la luz de una mejor reordenación de sus estructuras funcionales, para propiciar un óptimo desarrollo de competencias, que permita la generación de productos de iguales características, cónsonas con las líneas nacionales, relacionadas con el área de planificación y ordenación ambiental.

Dentro del proceso de gestión ambiental, corresponde a este Proyecto orientar y sustentar la planificación espacial y territorial a nivel nacional, apoyado en las Direcciones Generales y Direcciones Generales Estatales Ambientales, así como las que conforman a la Dirección General de Planificación y Ordenación del Ambiente. Para el ejercicio fiscal del año 2003, el objetivo fundamental es fortalecer el proceso de planificación territorial - ambiental a todos los niveles, en el ámbito continental y marino - costero, a través de la revisión, actualización, seguimiento y control, ajustándose a los cambios dinámicos político-económico-sociales, que inciden y determinan la relación constante entre el ambiente, actividad económica, población y aprovechamiento de recursos.

Por otra parte, para este año es fundamental la definición del patrón de ocupación de los territorios indígenas, a los fines de su demarcación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**318.792.264**
	- Recursos Ordinarios	318.792.264
4.02	**Materiales y Suministros**	**64.316.500**
	- Recursos Ordinarios	64.316.500
4.03	**Servicios no Personales**	**331.540.000**
	- Recursos Ordinarios	181.070.000
	- Otras Fuentes de Financiamiento	150.470.000
4.04	**Activos Reales**	**1.430.000.000**
	- Recursos Ordinarios	900.000.000
	- Otras Fuentes de Financiamiento	530.000.000
	TOTAL	**2.144.648.764**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 04 ORDENAMIENTO Y ADMINISTRACIÓN AMBIENTAL
Subprograma:
Proyecto: 02 ORDENACION AMBIENTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Situación Física del Contrato	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR - Tramitado al 31/12/02			Asignado al 31/12/02	ASIGNACIONES ESTIMADAS - ESTIMADAS 2003					Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN					AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos				Al 31/12/02	03	04	Años Post.
TN-0001	Plan Nacional de Ordenamiento del Territorio	2003 2003		1-Plan	750,00	500,00	250,00	750,00			500,00		250,00	750,00			0,0	100,0	0,0	0,0
TN-0002	Demarcación del Hábitat y Tierras de los Pueblos y Comunidades Indígenas	2003 2003		1-Proyecto	310,00	200,00	110,00	310,00			200,00		110,00	310,00			0,0	100,0	0,0	0,0
TN-0003	Plan Nacional de Ordenación y Gestión Integrada de las Zonas Costeras	2003 2003		1-Plan	370,00	200,00	170,00	370,00			200,00		170,00	370,00			0,0	100,0	0,0	0,0
TOTALES					1.430,00	900,00	530,00	1.430,00			900,00		530,00	1.430,00						

PROYECTO: 03, Control de los Recursos Naturales

UNIDAD EJECUTORA: Dirección General de Vigilancia y Control Ambiental

El objetivo básico consiste en regular los procesos de uso y aprovechamiento de los recursos naturales y la intervención al ambiente, en función de las normas y disposiciones técnicas y legales establecidas en materia ambiental.

Para tal fin, el proyecto realiza acciones de carácter preventivo, lo cual conllevará al desarrollo de un sistema de vigilancia y control sobre la ocupación del territorio, la afectación y manejo de los recursos naturales, la incidencia de incendios forestales y demás actividades susceptibles de degradar el ambiente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**323.244.737**
	- Recursos Ordinarios	323.244.737
4.02	**Materiales y Suministros**	**83.200.000**
	- Recursos Ordinarios	83.200.000
4.03	**Servicios no Personales**	**167.497.872**
	- Recursos Ordinarios	118.218.936
	- Otras Fuentes de Financiamiento	49.278.936
4.04	**Activos Reales**	**45.760.000**
	- Recursos Ordinarios	45.760.000
	TOTAL	**619.702.609**

PROGRAMA: 05, Administración Regional

UNIDAD EJECUTORA: Despacho del Ministro

Este programa tiene como función principal, apoyar al nivel central en la vigilancia, control y supervisión de las políticas ambientales implantadas, con la finalidad de llevar un seguimiento en lo que se refiere a las áreas de calidad ambiental, planificación y ordenación del ambiente, vigilancia y control, especialmente en lo que se refiere a las áreas marino - costeras y urbanas, lo que conlleva a que no sea degradado el ambiente, permitiendo garantizar el racional aprovechamiento de los recursos naturales y contribuir al mejoramiento de la calidad de vida del venezolano, en todo el territorio nacional.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Manejo de embalses, limpieza y rectificación de cauces, para el control de inundaciones y sistema de riego, muestreo y análisis físico-químico y biológico. Prevención y control de incendios forestales.	Plan	36	896.725.840
Propiciar la conservación del ambiente y los recursos naturales, optimizando el control, la ordenación y ocupación del territorio, en el Distrito Capital.	Plan	4	609.038.857
Ordenar los espacios para la conservación, manejo y uso de recursos naturales, a través del control y seguimiento, evaluación, educación ambiental y participación comunitaria en el ámbito territorial ABRAES.	Plan	4	535.782.007
Saneamiento del Río Tuy, además de preservar, conservar y recuperar los recursos naturales del Estado Miranda.	Plan	12	635.940.770
Alcanzar el desarrollo sustentable, relacionado con el uso y explotación de los recursos naturales, dando cumplimiento al Plan Operativo para la gestión ambiental Estadal en el año 2003.	Plan	4	487.910.478
Elaborar programas ambientales para preservar los recursos naturales, a fin de garantizar la calidad de vida para el desarrollo sustentable.	Plan	4	977.237.301
Implementación de un Sistema Integral de Gestión Ambiental coherente y oportuno, que conlleve a la conservación de los recursos naturales y a promover su uso como instrumento de desarrollo.	Plan	1	916.576.340
Incrementar la calidad de vida, mediante la ordenación, administración y uso sustentable de los recursos naturales, basado en un sistema de información y planificación ambiental.	Plan	1	587.963.343
Fortalecer la participación de la comunidad y el poder local, a fin de incorporarlos activamente a la gestión ambiental, para minimizar el deterioro del ambiente y mejorar la calidad de vida.	Plan	4	1.008.693.549
Propiciar la conservación ambiental en la inserción de la dimensión del ambiente, acorde con el desarrollo sustentable de la Región Zuliana.	Plan	1	1.079.453.839
Elaborar los Programas de Gestión para siete cuencas hidrográficas y las intercuencas de los Ríos Orinoco y Caroní, a fin de garantizar una mejor gestión ambiental.	Plan	1	1.149.104.766

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Insertar y exaltar la conciencia y participación de la comunidad Deltana, para mejorar la gestión ambiental.	Plan	1	353.934.259
Preservar, conservar y recuperar los sistemas ambientales del Estado Delta Amacuro.	Plan	2	724.063.400
Promover y garantizar una gestión ambiental sustentable y compartida.	Plan	1	996.617.709
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales, mediante la rectoría y el control de la Política Ambiental.	Plan	1	684.143.026
Cumplir con el Plan Ambiental Estadal, que contempla como estrategia principal la inserción de la variable ambiental en los planes de desarrollo de la vida regional.	Plan	1	933.833.651
Implementar planes para la ordenación, manejo y conservación de las cuencas hidrográficas prioritarias, a través de la vigilancia y control de actividades y operaciones de embalses, para garantizar el recurso hídrico oportunamente.	Plan	1	825.770.420
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales, a fin de garantizar que el Estado Mérida logre un desarrollo sustentable.	Plan	4	454.960.773
Formular los lineamientos de acción para la realización de la gestión integral en las principales cuencas del Estado Mérida.	Plan	1	1.187.889.037
Consolidación de la Comisión Estatal de Ordenación del Ambiente y Culminación del Plan Estatal de Ordenación del Estado Sucre.	Plan	1	599.670.994
Consolidar a la Dirección Estatal de Nueva Esparta como integradora de las variables económicas, sociales y ambientales, incorporando a la comunidad, organizada y por organizar, en el proceso de desarrollo sustentable.	Plan	1	414.881.745
Reducir el daño ambiental, procesos o componentes del ambiente que ocasionan perjuicios en el Estado Apure. Incentivar el aprovechamiento sustentable en el manejo racional de los recursos naturales.	Plan	4	603.882.647

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Promover la gestión ambiental para la conservación, ordenamiento y mejoramiento del ambiente y de la calidad de vida de sus habitantes, dentro del marco del desarrollo sustentable.	Plan	4	519.031.949
TOTAL			17.183.106.700

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	**Gastos de Personal**	**11.515.133.968**
	- Recursos Ordinarios	11.515.133.968
4.02	**Materiales y Suministros**	**1.339.519.860**
	- Recursos Ordinarios	1.339.519.860
4.03	**Servicios no Personales**	**3.798.486.484**
	- Recursos Ordinarios	3.200.571.598
	- Otras Fuentes de Financiamiento	597.914.886
4.04	**Activos Reales**	**529.966.388**
	- Recursos Ordinarios	529.966.388
	TOTAL	**17.183.106.700**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.022	11.515.133.968
- Directivo	46	548.045.351
- Profesional y Técnico	1.179	8.404.723.102
- Personal Administrativo	797	2.562.365.515
TOTAL	**2.022**	**11.515.133.968**

Tribunal Supremo
de Justicia

TRIBUNAL SUPREMO DE JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La Constitución de la República Bolivariana de Venezuela estableció la creación del Tribunal Supremo de Justicia como parte integrante del Sistema de Justicia, al cual le corresponde la Dirección, el Gobierno y la Administración del Poder Judicial, la inspección y vigilancia de los Tribunales de la República y de las Defensorías Públicas, además creó la Dirección Ejecutiva de la Magistratura como Órgano Auxiliar.

Para el Ejercicio Fiscal 2003, ha establecido políticas orientadas al logro de las metas y objetivos propuestos que se consideran importantes en materia de Administración de Justicia.

Para el desarrollo de un eficaz Sistema de Justicia, se propone mantener la calidad del servicio público que presta este Organismo.

Por su parte la Dirección Ejecutiva de la Magistratura, es el Órgano Administrativo de los Tribunales de la República, contemplado en la Constitución de la República Bolivariana de Venezuela y tiene previsto para el ejercicio fiscal 2003, llevar a cabo los objetivos institucionales y las estrategias globales del Plan Estratégico del Poder Judicial

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Dictamen de Sentencias	Sentencia	9.500	53.041.459.755
Ejecutar Proyectos y Acciones Institucionales	Proyecto y/o Acción	18	109.488.047.129
Apoyar Administrativamente a las dependencias del Poder Judicial	Dependencia	27	480.792.326.144
Apoyar Administrativamente el Proyecto de Modernización	Dependencia	1	3.068.243.238
Construcción de Sedes	Sede	6	14.331.896.552
Mantenimiento de Sedes	Sede	5	19.296.741.982
TOTAL			**680.018.714.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Tribunal Supremo de Justicia	53.041.459.755
02	Administración de Justicia	593.348.616.511
03	Construcción y Mantenimiento de Sedes Judiciales	33.628.638.534
	TOTAL	**680.018.714.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	406.532.423.958
	- Recursos Ordinarios	406.532.423.958
4.02	Materiales y Suministros	17.367.069.464
	- Recursos Ordinarios	17.367.069.464
4.03	Servicios no Personales	80.409.840.458
	- Recursos Ordinarios	76.022.667.361
	- Gestión Fiscal	226.929.094
	- Otras Fuentes de Financiamiento	4.160.244.003
4.04	Activos Reales	63.876.879.650
	- Recursos Ordinarios	21.409.052.747
	- Gestión Fiscal	15.927.770.906
	- Programas y Proyectos	
	Proyecto de Infraestructura de Apoyo al Poder Judicial	7.000.000.000
	- Otras Fuentes de Financiamiento	19.540.055.997
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.060.921.484
	- Recursos Ordinarios	12.060.921.484
4.07	Transferencias	99.771.579.786
	- Recursos Ordinarios	99.771.579.786
	TOTAL	**680.018.714.800**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	17.487	197.643.427.596
- Directivo	3.006	77.810.169.912
- Profesional y Técnico	2.622	33.905.955.564
- Personal Administrativo	10.608	80.073.899.040
- Obrero	1.251	5.853.403.080
Personal Contratado	768	5.021.520.696
- Empleado	602	4.526.763.672
- Obrero	166	494.757.024
TOTAL	**18.255**	**202.664.948.292**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	148	355.200.000
III	208.401 - 258.400	174	481.587.708
IV	258.401 - 308.400	40	139.977.924
V	308.401 - 358.400	214	891.710.016
VI	358.401 - 408.400	892	3.976.957.812
VII	408.401 - 458.400	263	1.374.430.764
VIII	458.401 - 508.400	562	3.297.188.592
IX	508.401 - 558.400	1.765	11.309.665.908
X	558.401 - 608.400	5.220	37.087.101.432
XI	608.401 - 658.400	843	6.365.821.260
XII	658.401 - 708.400	1.719	14.038.160.640
XIII	708.401 - 758.400	480	4.167.630.312
XIV	758.401 - 808.400	310	2.937.084.564
XV	808.401 - 858.400	267	2.678.969.904
XVI	858.401 - 908.400	250	2.658.964.032
XVII	908.401 Y MÁS	5.108	110.904.497.424
TOTAL		**18.255**	**202.664.948.292**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	142.000.000
4.07	01	00	00	Transferencias Corrientes Internas	42.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	42.000.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	42.000.000
				- S0917 Sindicato Único Nacional de Empleados Públicos (S.U.N.E.P.).	42.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	100.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	100.000.000
				- S0008 Fundación Gaceta Forense.	100.000.000

PROGRAMA: 01: TRIBUNAL SUPREMO DE JUSTICIA

UNIDAD EJECUTORA: Tribunal Supremo de Justicia

La Constitución de la República Bolivariana de Venezuela estableció la creación del Tribunal Supremo de Justicia como parte integrante del Sistema de Justicia, le corresponde la Dirección, el Gobierno y la Administración del Poder Judicial, la inspección y vigilancia de los Tribunales de la República y de las Defensorías Públicas, creó la Dirección Ejecutiva de la Magistratura como Órgano Auxiliar.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Dictamen de Sentencias	Sentencia	9.500	53.041.459.755
TOTAL			**53.041.459.755**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	34.558.552.190
	- Recursos Ordinarios	34.558.552.190
4.02	Materiales y Suministros	1.141.000.000
	- Recursos Ordinarios	1.141.000.000
4.03	Servicios no Personales	4.306.753.015
	- Recursos Ordinarios	4.306.753.015
4.04	Activos Reales	2.294.749.000
	- Recursos Ordinarios	2.294.749.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	510.000.000
	- Recursos Ordinarios	510.000.000
4.07	Transferencias	10.230.405.550
	- Recursos Ordinarios	10.230.405.550
TOTAL		**53.041.459.755**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	497	13.249.724.496
- Directivo	54	3.559.060.944
- Profesional y Técnico	88	3.632.933.472
- Personal Administrativo	183	4.939.858.080
- Obrero	172	1.117.872.000
Personal Contratado	47	715.305.120
- Empleado	33	636.595.200
- Obrero	14	78.709.920
TOTAL	**544**	**13.965.029.616**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	100.000.000
4.07	99	00	00	Transferencias corrientes y de Capital Diversas	100.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	100.000.000
				- S0008 Fundación Gaceta Forense.	100.000.000

PROGRAMA: 02 ADMINISTRACIÓN DE JUSTICIA

UNIDAD EJECUTORA: Dirección Ejecutiva de la Magistratura

La Dirección Ejecutiva de la Magistratura es el Órgano administrativo de los Tribunales de la República, contemplado en la Constitución de la República Bolivariana de Venezuela y tiene previsto para el ejercicio fiscal 2003, llevar a cabo los objetivos institucionales del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Ejecutar Proyectos y Acciones Institucionales	Proyecto y/o Acción	18	109.488.047.129
Apoyar Administrativamente a las Dependencias del Poder Judicial	Dependencia	27	480.792.326.144
Apoyar Administrativamente el Proyecto de Modernización del Poder Judicial	Dependencia	1	3.068.243.238
TOTAL			**593.348.616.511**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	371.973.871.768
	- Recursos Ordinarios	371.973.871.768
4.02	Materiales y Suministros	16.226.069.464
	- Recursos Ordinarios	16.226.069.464
4.03	Servicios no Personales	71.715.914.346
	- Recursos Ordinarios	71.715.914.346
4.04	Activos Reales	32.340.665.213
	- Recursos Ordinarios	19.114.303.747
	- Gestión Fiscal	13.226.361.466
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	11.550.921.484
	- Recursos Ordinarios	11.550.921.484
4.07	Transferencias	89.541.174.236
	- Recursos Ordinarios	89.541.174.236
	TOTAL	**593.348.616.511**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	16.990	184.393.703.100
- Directivo	2.952	74.251.108.968
- Profesional y Técnico	2.534	30.273.022.092
- Personal Administrativo	10.425	75.134.040.960
- Obrero	1.079	4.735.531.080
Personal Contratado	721	4.306.215.576
- Empleados	569	3.890.168.472
- Obrero	152	416.047.104
TOTAL	**17.711**	**188.699.918.676**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	42.000.000
4.07	01	00	00	Transferencias corrientes internas	42.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	42.000.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	42.000.000
				- S0917 Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.).	42.000.000

PROGRAMA: 03 CONSTRUCCIÓN Y MANTENIMIENTO DE SEDES JUDICIALES

UNIDAD EJECUTORA: Dirección Ejecutiva de la Magistratura

Entre las actividades que comprende la ejecución de este programa se incluyen la construcción y rehabilitación de los Palacios de Justicia para adecuarlos a los nuevos procedimientos penales, la ejecución del Proyecto de Infraestructura de Apoyo al Poder Judicial, con la finalidad de modernizar el Sistema de Administración de Justicia y contribuir de esta manera a una mayor eficiencia y eficacia en la gestión de los organismos del Poder Judicial.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Construcción de Sedes	Sede	6	14.331.896.552
Mantenimiento de Sedes	Sede	5	19.296.741.982
TOTAL			**33.628.638.534**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.03	Servicios no Personales	4.387.173.097
	- Gestión Fiscal	226.929.094
	- Otras Fuentes de Financiamiento	4.160.244.003
4.04	Activos Reales	29.241.465.437
	- Gestión Fiscal	2.701.409.440
	- Programas y Proyectos	
	Proyecto de Infraestructura de Apoyo al Poder Judicial	7.000.000.000
	- Otras Fuentes de Financiamiento	19.540.055.997
	TOTAL	**33.628.638.534**

PROYECTO: 01 CONSTRUCCIÓN DE SEDES

UNIDAD EJECUTORA: Unidad Coordinadora del Proyecto

Se hace necesario la construcción y rehabilitación de los Palacios de Justicia en todo el territorio nacional a fin de adecuarlos a los nuevos procedimientos penales. En este sentido a través de este proyecto, se construirá la infraestructura necesaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.03	Servicios no Personales	2.000.000.000
	- Otras Fuentes de Financiamiento	2.000.000.000
4.04	Activos Reales	12.331.896.552
	- Otras Fuentes de Financiamiento	12.331.896.552
	TOTAL	**14.331.896.552**

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 01 CONSTRUCCIÓN DE SEDES
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cod	DENOMINACIÓN	AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR AÑO 2003 Extraordinario	Total	ASIGNACIONES ESTIMADAS 2003 Nuevos Contratos	Total Asignación 2003	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
DA-0001	PROYECTO PALACIO DE JUSTICIA TUCUPITA, EDO. DELTA AMACURO	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	35.00	35.00	35.00	35.00	35.00	0.0	100.0	0.0	0.0
GU-0001	PROYECTO PALACIO DE JUSTICIA DE SAN JUAN DE LOS MORROS, EDO. GUARICO	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	90.00	90.00	90.00	90.00	90.00	0.0	100.0	0.0	0.0
PO-0001	PROYECTO REHABILITACION PALACIO DE GUANARE, EDO PORTUGUESA	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	60.00	60.00	60.00	60.00	60.00	0.0	100.0	0.0	0.0
TA-0002	PROYECTO PALACIO DE JUSTICIA SAN CRISTOBAL (NUEVO), EDO. TACHIRA	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	90.00	90.00	90.00	90.00	90.00	0.0	100.0	0.0	0.0
TN-0001	PROYECTO DE EDIFICACIONES TIPO	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	150.00	150.00	150.00	150.00	150.00	0.0	100.0	0.0	0.0
TN-0002	ESTUDIOS DE SUELOS VARIOS	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	50.00	50.00	50.00	50.00	50.00	0.0	100.0	0.0	0.0

Resumen de Obras (En millones de Bs.)

Presupuesto: 2003

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 01 CONSTRUCCIÓN DE SEDES
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO		CONTRATOS POR TRAMITAR			ASIGNACIONES ESTIMADAS			Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN		STUATUS / Cantidad y Unidad de Medida	Tramitado al 31/12/02	AÑO 2003		Asignado al 31/12/02	ESTIMADAS 2003	Total Asignación 2003	Al 31/12/02	03	04	Años Post.
			Costo Total	Ordinario	Extraordinario	Total							
TN-0003	REVISION DE PROYECTOS YA ELABORADOS PARA ADAPTACION DE NUEVAS LEYES	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	125.00		125.00	125.00			125.00	0,0	100,0	0,0
TOTALES				600,00		600,00	600,00		600.00	600,00	0,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 01 CONSTRUCCIÓN DE SEDES
Partida: 404140200 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS						ASIGNACIONES ESTIMADAS								Ejecución Física Proyectada (%)			
			Especificación Financiera	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	POR TRAMITAR AÑO 2003			Asignado al 31/12/02	ESTIMADAS 2003					Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN					Ordinario	Extraordinario	Total	Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO									
											Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos								
TN-0001	INSPECCION DE OBRAS A NIVEL NACIONAL	2003	2003	1- SEDES CONTRU IDAS	525,00	525,00		525,00							525,00	525,00			0,0	100,0	0,0	0,0
TOTALES					525,00	525,00		525,00							525,00	525,00						

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 01 CONSTRUCCIÓN DE SEDES
Partida: 404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	STUAC IÓN Financiamiento	AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	Total	Años Posteriores	ASIGNACIONES ESTIMADAS Asignado al 31/12/02	ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
AM-0001	CONSTRUCCION DEL PALACIO DE JUSTICIA DE PUERTO AYACUCHO, EDO AMAZONAS		2003 2003	1 SEDES CONTRUIDAS	1.293,10		1.293,10	1.293,10						1.293,10	1.293,10			0,0	100,0	0,0	0,0
AP-0002	CONSTRUCCION SEDE CIRCUITO JUDICIAL PENAL ALTERNATIVO DE GUASDUALITO, EDO APURE		2003 2003	1 SEDES CONTRUIDAS	1.293,10		1.293,10	1.293,10						1.293,10	1.293,10			0,0	100,0	0,0	0,0
AR-0001	CONSTRUCCION PALACIO DE JUSTICIA DE MARACAY, EDO ARAGUA		2003 2003	1 SEDES CONTRUIDAS	4.310,34		4.310,34	4.310,34						4.310,34	4.310,34			0,0	100,0	0,0	0,0
DM-0002	CONSTRUCCION PALACIO DE JUSTICIA DE CARACAS (NO PENALES), DTTO. METROPOLITANO		2003 2003	1 SEDES CONTRUIDAS	1.724,14		1.724,14	1.724,14						1.724,14	1.724,14			0,0	100,0	0,0	0,0
VA-0001	CONTINUACION CONSTRUCCION DEL PALACIO DE JUSTICIA DE LA GUAIRA, EDO VARGAS		2003 2003	1 SEDES CONTRUIDAS	862,07		862,07	862,07						862,07	862,07			0,0	100,0	0,0	0,0
ZU-0001	CONTINUACION DE LA CONSTRUCCION DEL PALACIO DE JUSTICIA DE MARACAIBO, EDO. ZULIA		2003 2003	1 SEDES CONTRUIDAS	1.724,14		1.724,14	1.724,14						1.724,14	1.724,14			0,0	100,0	0,0	0,0
TOTALES					11.206,90		11.206,90	11.206,90						11.206,90	11.206,90						

PROYECTO: 02 MANTENIMIENTO DE SEDES

UNIDAD EJECUTORA: Mantenimiento y Servicios

El mantenimiento de las sedes de los Palacios de Justicia es necesario dentro de las políticas del Proyecto de Modernización del Poder Judicial, para su transformación en el mediano y largo plazo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.03	Servicios no Personales	2.387.173.097
	- Gestión Fiscal	226.929.094
	- Otras Fuentes de Financiamiento	2.160.244.003
4.04	Activos Reales	16.909.568.885
	- Gestión Fiscal	2.701.409.440
	- Programas y Proyectos	
	Proyecto de Infraestructura de Apoyo al Poder Judicial	7.000.000.000
	- Otras Fuentes de Financiamiento	7.208.159.445
TOTAL		19.296.741.982

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Cantidad y Unidad de Medida	Costo Total	CONTRATOS – Tramitado al 31/12/02 Ordinario	POR TRAMITAR AÑO 2003 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ESTIMADAS 2003 PRESUP. ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUP. EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04
Cód	Denominación																			
AM-0001	Rehabilitación sede alterna de puerto ayacucho	2003 2003	1- SEDES REHABILITADAS	17.24			17.24	17.24						17.24	17.24				100.0	
BO-0002	Mantenimiento preventivo y correctivo a/a pj puerto ordaz	2003 2003	1- SEDES REHABILITADAS	30.17			30.17	30.17						30.17	30.17				100.0	
CO-0001	Instalación del sistema contra incendio pj san carlos	2003 2003	1- SEDES REHABILITADAS	137.93			137.93	137.93						137.93	137.93				100.0	
CO-0003	continuacion remodelacion lopna san carlos	2003 2003	1- SEDES REHABILITADAS	43.10			43.10	43.10						43.10	43.10				100.0	
CO-0004	Impermeabilización pj san carlos	2003 2003	1- SEDES REHABILITADAS	21.55			21.55	21.55						21.55	21.55				100.0	
DA-0001	Asfaltado y techado de estacionamiento cjp tucupita	2003 2003	1- SEDES REHABILITADAS	64.66			64.66	64.66						64.66	64.66				100.0	
DM-0002	Sustitución de rejas metalicas fachada sur torre norte dem	2003 2003	1- SEDES REHABILITADAS	56.03			56.03	56.03						56.03	56.03				100.0	
DM-0006	continuacion sistema contra incendio dem	2003 2003	1- SEDES REHABILITADAS	60.34			60.34	60.34						60.34	60.34				100.0	
DM-0007	Habilitación de sala de video conferencia dem	2003 2003	1- SEDES REHABILITADAS	21.55			21.55	21.55						21.55	21.55				100.0	

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO Inicio	AÑO Culminación	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04
DM-0009	Remoción revestimiento (fachada dem)	2003	2003	1.- SEDES REHABILITADAS	129,31		129,31	129,31			129,31				100,0	
DM-0010	Colocación revestimiento fachada edificio sede dem	2003	2003	1.- SEDES REHABILITADAS	215,52		215,52	215,52			215,52				100,0	
DM-0011	Rehabilitación cerramientos fachada sur torre norte dem	2003	2003	1.- SEDES REHABILITADAS	21,55		21,55	21,55			21,55				100,0	
DM-0012	Impermeabilización azotea torre sur dem	2003	2003	1.- SEDES REHABILITADAS	43,10		43,10	43,10			43,10				100,0	
DM-0014	Rehabilitación de puertas de acceso pj caracas	2003	2003	1.- SEDES REHABILITADAS	25,86		25,86	25,86			25,86				100,0	
DM-0016	Reparación de tragaluces pj caracas	2003	2003	1.- SEDES REHABILITADAS	17,24		17,24	17,24			17,24				100,0	
DM-0017	Rehabilitación e/a pj caracas	2003	2003	1.- SEDES REHABILITADAS	43,10		43,10	43,10			43,10				100,0	
DM-0018	Rehabilitación patio de patrullas pj caracas	2003	2003	1.- SEDES REHABILITADAS	43,10		43,10	43,10			43,10				100,0	
DM-0026	REHABILITACION DEL P.J. DE CARACAS (TRIBUNALES LABORALES) C.F.L., DTTO METROPOLITANO	2003	2004	1.- SEDES REHABILITADAS	3.448,28		3.448,28	3.448,28			3.448,28				100,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS Cód	DENOMINACIÓN	AÑO	Situación del Financiamiento	Cantidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02	POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ASIGNACIONES ESTIMADAS 2003 Presupuesto Ordinario Contratos Vigentes	Nuevos Contratos	Presupuesto Extraordinario Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04
FA-0003	Rehabilitación de la defensa pública de coro	2003	2003	1- SEDES REHABILITADAS	21.55			21.55	21.55				21.55			21.55				100.0	0.0
GU-0004	Construcción de muro de contención para el cip san juan de los morros	2003	2003	1- SEDES REHABILITADAS	51.72			51.72	51.72				51.72			51.72				100.0	
ME-0001	Pintura interior y exterior cip de merida	2003	2003	1- SEDES REHABILITADAS	56.03			56.03	56.03				56.03			56.03				100.0	
ME-0003	continuacion de remodelacion lopna merida	2003	2003	1- SEDES REHABILITADAS	43.10			43.10	43.10				43.10			43.10				100.0	
NE-0001	REHABILITACION DEL PALACIO DE JUSTICIA DE LA ASUNCION, EDO NUEVA ESPARTA	2003	2003	1- SEDES REHABILITADAS	1,206.78			1,206.78	1,206.78				1,206.78			1,206.78				100.0	
PO-0002	continuacion remodelacion lopna guanare	2003	2003	1- SEDES REHABILITADAS	43.10			43.10	43.10				43.10			43.10				100.0	
SU-0001	Rehabilitación de tribunales civiles de cumana	2003	2003	1- SEDES REHABILITADAS	172.41			172.41	172.41				172.41			172.41				100.0	
TR-0001	trabajos de rehabilitacion palacio de justicia trujillo	2003	2003	1- SEDES REHABILITADAS	39.00			39.00	39.00				39.00			39.00				100.0	
	TOTALES				6,073.37			6,073.37	6,073.37				6,073.37			6,073.37					

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	Cantidad y Unidad de Medida	Costo Total	Total	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	Total Asignación 2003
DA-0006	Proyecto de remodelación tribunales civiles tucupita	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	35,00	35,00		100,0	35,00
DM-0020	Proyecto de unificación del sistema de medidoras eléctricos dem	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	7,50	7,50		100,0	7,50
DM-0021	Proyecto sistema de aire acondicionado pisos 10 y 11 dem	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	7,00	7,00		100,0	7,00
DM-0022	Proyecto remodelación dirección de informática dem	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	25,00	25,00		100,0	25,00
DM-0023	Proyecto de señalética pj de caracas	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	10,00	10,00		100,0	10,00
DM-0024	Proyecto de aire acondicionado mezzanina pj caracas	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	10,00	10,00		100,0	10,00

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03.CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS POR TRAMITAR				ASIGNACIONES ESTIMADAS									Ejecución Física Proyectada (%)			
					Tramitado al 31/12/02		AÑO 2003			ESTIMADAS 2003								Años		Puestos	
Cód	DENOMINACIÓN	Situación	Cantidad y Unidad de Medida	Costo Total	Ordinario	Extraordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	
											Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
GU-0008	Proyecto muro de contención dip san juan de los morros	2003	2003	1-PROYECTOS Y ACCIONES EJECUTADO			5.00	5.00				5.00			5.00				100,0		
SU-0002	Proyecto tribunales civiles cumana	2003	2003	1-PROYECTOS Y ACCIONES EJECUTADO			15.00	15.00				15.00			15.00				100,0		
TA-0001	Proyecto de instalaciones electricas edificio nacional piso 3 san cristobal	2003	2003	1-PROYECTOS Y ACCIONES EJECUTADO			6.00	6.00				6.00			6.00				100,0		
TOTALES				120,50			120,50	120,50				120,50			120,50						

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404140200 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO (Inicio / Fin)	Status físico	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	POR TRAMITAR AÑO 2003 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ASIGNACIONES ESTIMADAS 2003 — PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
AR-0002	Inspecciones de obra en el estado aragua	2003 2003	1.- PROYECTOS Y ACCIONES / ES / EJECUTADO		52,00			52,00	52,00						52,00	52,00			100,0			
CO-0006	Inspección de obras en el estado cojedes	2003 2003	1.- PROYECTOS Y ACCIONES / ES / EJECUTADO		11,20			11,20	11,20						11,20	11,20			100,0			
DA-0007	Inspecciones de obra del estado delta amacuro	2003 2003	1.- PROYECTOS Y ACCIONES / ES / EJECUTADO		24,00			24,00	24,00						24,00	24,00			100,0			
DM-0025	Inspección modernización de ascensores dem	2003 2003	1.- PROYECTOS Y ACCIONES / ES / EJECUTADO		28,00			28,00	28,00						28,00	28,00			100,0			
GU-0009	Inspecciones de obra en el estado guarico	2003 2003	1.- PROYECTOS Y ACCIONES / ES / EJECUTADO		10,80			10,80	10,80						10,80	10,80			100,0			
MI-0003	Inspección de obras del estado miranda	2003 2003	1.- PROYECTOS Y ACCIONES / ES / EJECUTADO		60,00			60,00	60,00						60,00	60,00			100,0			

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 CONSTRUCCION Y MANTENIMIENTO DE SEDES JUDICIALES
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 404140200 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS Cód	DENOMINACIÓN	AÑO (Situación física y financiera Inicio / Final)	Canidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
SU-0003	Inspecciones de obra en el estado sucre	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	8.00		8.00	8.00						8.00	8.00				100.0		
TN-0001	INSPECCION DE REHABILITACIONES A NIVEL NACIONAL	2003 2005	1- SEDES REHABILITADAS	275.00		275.00	275.00						275.00	275.00				100.0		
VA-0002	Inspección de obras en el estado vargas	2003 2003	1- PROYECTOS Y ACCIONES EJECUTADO	52.00		52.00	52.00						52.00	52.00				100.0		
TOTALES				521.00		521.00	521.00						521.00	521.00						

Ministerio Público

MINISTERIO PÚBLICO

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio Público para el venidero Ejercicio Económico Financiero, continuará la orientación de su gestión, en velar por la observancia de la Constitución, las leyes y las libertades fundamentales en todo el Territorio Nacional, garantizando en los procesos judiciales el respeto a los derechos y garantías constitucionales, así como a los tratados, convenios y acuerdos internacionales suscritos por la República; garantizando la celeridad y buena marcha de la administración de justicia, el juicio previo y el debido proceso; ordenar y dirigir la investigación penal de la perpetración de los hechos punibles para hacer constar su comisión con todas las circunstancias que puedan influir en la calificación y responsabilidad de los ᵛautores o las autoras y demás participantes, así como el aseguramiento de los objetos activos y pasivos relacionados con la perpetración; ejercer en nombre del Estado la acción penal en los casos en que para intentarla o proseguirla no fuere necesaria instancia de parte, salvo las excepciones establecidas en la Ley; intentar las acciones a que hubiere lugar para hacer efectiva la responsabilidad civil, laboral, militar, penal, administrativa o disciplinaria en que hubieren incurrido los funcionarios o funcionarias del Sector Público, con motivo del ejercicio de sus funciones, así como las demás atribuciones que establezcan esta Constitución y la Ley, actuando en procura del interés general de manera autónoma e inspirado en los principios de imparcialidad, objetividad, independencia, idoneidad, transparencia y excelencia, para ser la Institución modelo, ante la comunidad nacional e internacional, por el cumplimiento efectivo de sus atribuciones en la promoción de la justicia y la paz social, caracterizada por su credibilidad, solidez, objetividad de sus miembros en el logro de su misión.

En este sentido para el Ejercicio Económico Financiero 2003 se tiene previsto las siguientes políticas:

- Perfilar el rol del Ministerio Público como vigilante del cumplimiento de la legalidad y la constitucionalidad, mediante la actualización y perfeccionamiento de los fiscales en el dominio y aplicación de la normativa legal y expansión.

- Impulsar la participación del Ministerio Público en la misión de control preventivo del delito, a través de la difusión de los servicios del mismo y la realización de proyectos integrados que vinculen a la sociedad civil con otros organismos, en acciones de prevención social.

- Fortalecer el Instituto de Estudios Superiores y el área de Recursos Humanos, únicos medios para la capacitación y formación de los funcionarios, empleados y, obreros de este Organismo, con la finalidad de continuar cumpliendo eficazmente con las atribuciones encomendadas a esta Institución mediante la Constitución y demás leyes.

- Llevar a cabo los proyectos previstos en la "Modernización del Ministerio Público", conjuntamente con el Banco Interamericano de Desarrollo – BID.

- Proveer los recursos para la adecuación y conservación de inmuebles, que permitan a los representantes del Ministerio Público brindar un buen servicio a la colectividad.

- Continuar con la modernización del parque tecnológico, implantación de un sistema de redes, que permitan a las representaciones fiscales dar respuestas expeditas y oportunas.

- Evaluación y seguimiento en la descongestión de expediente del Régimen Procesal Transitorio

- Trabajar en el diseño de un sistema automatizado de control de casos.

- Diseño y producción de estrategias de comunicación y campaña educativa con el objeto de fomentar un cambio de actitud hacia el Código Orgánico Procesal Penal, para desarrollar la confianza de la sociedad en la capacidad del sistema penal de investigar y procesar la comisión de delitos en un estado de derecho.

- Mantener los planes de dotación de "Materiales y Suministros", "Servicios No Personales" y "Activos Reales" de las Fiscalías y Direcciones que se encuentren ubicadas en el Area Metropolitana y el resto del País.

- Proseguir con la cancelación de los servicios básicos: electricidad, teléfono, gas, agua, correo y aseo urbano.

- Continuar ejecutando el plan de pensiones y jubilaciones que ampara al personal del Ministerio Público.

- Atender los beneficios sociales de los trabajadores de la institución.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Ministerio Público	Causa	7.000.000	222.742.400.000
Apoyo a la Modernización del Ministerio Público	Expediente	1.100.000	7.000.000.000
TOTAL			**229.742.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Ministerio Público	229.742.400.000
	TOTAL	**229.742.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	172.551.815.000
	- Recursos Ordinarios	123.757.749.320
	- Gestión Fiscal	19.208.600.680
	- Otras Fuentes de Financiamiento	29.585.465.000
4.02	Materiales y Suministros	3.251.310.000
	- Recursos Ordinarios	3.251.310.000
4.03	Servicios no Personales	15.447.163.000
	- Recursos Ordinarios	7.020.363.680
	- Gestión Fiscal	8.426.799.320
4.04	Activos Reales	9.735.657.000
	- Recursos Ordinarios	7.462.820.000
	- Otras Fuentes de Financiamiento	2.272.837.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	160.000.000
	- Recursos Ordinarios	160.000.000
4.07	Transferencias	21.596.455.000
	- Recursos Ordinarios	12.911.257.000
	- Otras Fuentes de Financiamiento	8.685.198.000
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	7.000.000.000
	- Programas y Proyectos	7.000.000.000
	TOTAL	**229.742.400.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	7.836	52.141.139.997
- Directivo	127	1.664.075.952
- Profesional y Técnico	2.557	31.095.145.090
- Personal Administrativo	4.046	16.779.687.947
- Obrero	1.106	2.602.231.008
Personal Contratado	353	2.222.150.016
- Empleado	325	2.162.143.992
- Obrero	28	60.006.024
TOTAL	**8.189**	**54.363.290.013**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	213	406.227.816
II	190.081 - 208.400	924	2.175.078.204
III	208.401 - 258.400	241	694.620.804
IV	258.401 - 308.400	1.004	3.451.244.808
V	308.401 - 358.400	1.330	5.322.980.509
VI	358.401 - 408.400	1.112	5.084.231.176
VII	408.401 - 458.400	340	1.764.977.572
VIII	458.401 - 508.400	335	1.988.730.632
IX	508.401 - 558.400	34	215.617.764
X	558.401 - 608.400	129	907.415.376
XI	608.401 - 658.400	130	983.961.468
XII	658.401 - 708.400	100	828.456.000
XIII	708.401 - 758.400	136	1.216.369.772
XIV	758.401 - 808.400	124	1.189.659.668
XV	808.401 - 858.400	121	1.180.988.100
XVI	858.401 - 908.400	152	1.609.422.216
XVII	908.401 Y MÁS	1.764	25.343.308.128
	TOTAL	**8.189**	**54.363.290.013**

PROGRAMA: 01 MINISTERIO PUBLICO

UNIDAD EJECUTORA: Fiscalía General de la República

El Ministerio Público orientará su gestión para el Ejercicio Económico Financiero 2003 al cumplimiento de los siguientes objetivos:

- Continuar brindando una atención óptima al público que acude a nuestras sedes, en busca de orientación jurídica.

- Capacitar a los funcionarios, empleados y obreros, con la finalidad de ampliar su capacidad de respuesta, en el cumplimiento de las atribuciones y legales atribuidas a este Organismo.

- Proveer los recursos para adecuación y conservación de inmuebles, que permitan a los representantes del Ministerio Público, brindar un buen servicio a la colectividad.

- Continuar con la modernización del parque tecnológico e implantación de un sistema de redes, que permitan a las representaciones fiscales dar respuestas expeditas y oportunas.

- Proseguir con el seguimiento y evaluación en la descongestión de expedientes del Régimen Procesal Transitorio.

- Trabajar en el diseño de un sistema automatizado de control de casos.

- Diseño y producción de estrategias de comunicación y campaña educativa, con el objeto de fomentar un cambio de actitud hacia el Código Orgánico Procesal Penal, para desarrollar la confianza de la sociedad, en la capacidad del sistema penal de investigar y procesar la comisión de delitos en un estado de derecho.

- Dotación de recursos económicos financieros a las Unidades Administradoras Desconcentradas, que permitan dotar a las fiscalías ubicadas en cada uno de los Estados, los insumos necesarios para el cumplimiento de sus actividades.

- Continuar honrando los compromisos contraídos con las empresas que nos suministran los servicios básicos y alquileres de inmuebles.

- Colocar el monto de los cinco (5) días de la prestación de antigüedad de los trabajadores al servicio de este Organismo.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Ministerio Público	Causa	7.000.000	222.742.400.000
Apoyo a la Modernización del Ministerio Público	Expediente	1.100.000	7.000.000.000
TOTAL			**229.742.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	172.551.815.000
	- Recursos Ordinarios	123.757.749.320
	- Gestión Fiscal	19.208.600.680
	- Otras Fuentes de Financiamiento	29.585.465.000
4.02	Materiales y Suministros	3.251.310.000
	- Recursos Ordinarios	3.251.310.000
4.03	Servicios no Personales	15.447.163.000
	- Recursos Ordinarios	7.020.363.680
	- Gestión Fiscal	8.426.799.320
4.04	Activos Reales	9.735.657.000
	- Recursos Ordinarios	7.462.820.000
	- Otras Fuentes de Financiamiento	2.272.837.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	160.000.000
	- Recursos Ordinarios	160.000.000
4.07	Transferencias	21.596.455.000
	- Recursos Ordinarios	12.911.257.000
	- Otras Fuentes de Financiamiento	8.685.198.000
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	7.000.000.000
	- Programas y Proyectos	
	. Apoyo a la Modernización del Ministerio Público	7.000.000.000
	TOTAL	**229.742.400.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	7.836	52.141.139.997
- Directivo	127	1.664.075.952
- Profesional y Técnico	2.557	31.095.145.090
- Personal Administrativo	4.046	16.779.687.947
- Obrero	1.106	2.602.231.008
Personal Contratado	353	2.222.150.016
- Empleado	325	2.162.143.992
- Obrero	28	60.006.024
TOTAL	**8.189**	**54.363.290.013**

Procuraduría
General de
la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La Política Presupuestaria de la Procuraduría General de la República, se enmarca en concordancia con la misión y la visión, que como órgano institucional se ha fijado el Organismo.

Misión Institucional de la Procuraduría General de la República:

Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico público y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas, de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la nación venezolana.

Visión Institucional de la Procuraduría General de la República:

Ser la institución venezolana de mayor reconocimiento, prestigio y credibilidad por su capacidad asesora a los órganos del Estado y su eficiente acción en defensa y representación de los bienes e intereses patrimoniales de la República, mediante el desarrollo y aplicación del conocimiento científico de la ciencia jurídica y la utilización honesta, recta, objetiva y honorable del ordenamiento jurídico venezolano.

En este sentido, el Despacho se ha propuesto para el próximo Ejercicio Fiscal, continuar fortaleciendo y consolidando la significación y trascendencia del rol constitucional que tiene la Procuraduría General de la República, a la vez de asegurar un alto nivel de eficiencia.

Por ello, se establecen las siguientes políticas, como base de la planificación y ejecución del presupuesto en el año 2003:

– Rescatar el rango de la Institución, posicionándola como un ente especializado, destinado a la preservación del patrimonio del Estado.

– Transformar a la Procuraduría en un Organismo moderno, cuya racionalidad funcional sea la eficiencia, la eficacia y la excelencia.

– Asesorar oportunamente a la Administración Pública Nacional, ahorrándole los perjuicios derivados de la consulta externa que podría ser interesada o tendenciosa. Además de los ingentes gastos de honorarios en abogados externos, ejerciendo una verdadera relación de apoyo y en especial buscando un acercamiento con los estados y municipios.

– Elevar la calidad de vida, desarrollo profesional e identidad del personal con la Institución, como principal soporte de su éxito y del rol protagónico que está llamada a representar en los procesos de cambio que demanda nuestro país.

– Fortalecer el área sustantiva como objetivo de carácter estratégico, por cuanto representa la generación de relevo institucional bajo la cual reposarán las competencias de la Procuraduría General de la República que resultasen del nuevo marco jurídico.

– Intensificar la labor académica de la Fundación-Procuraduría como principal vehículo de su proyección institucional.

– Convertir a la Biblioteca y el Archivo Central en un centro bibliográfico-documental digitalizado a objeto de obtener información global, precisa, oportuna y sostenida que en materia jurídica se procese dentro y fuera del país.
– Proveer los medios y herramientas tecnológicas y materiales acordes a los fines del Organismo.

– Profundizar la política para sincerar gastos improductivos y la eliminación de desperdicio

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Asesorar, defender y representar judicial y extrajudicialmente los intereses patrimoniales de la República	Actividad	1	19.970.100.000
TOTAL			**19.970.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Representación Jurídica de la República	19.970.100.000
TOTAL		**19.970.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**14.418.032.573**
	- Recursos Ordinarios	12.084.142.569
	- Gestión Fiscal	19.000.000
	- Otras Fuentes de Financiamiento	2.314.890.004
4.02	Materiales y Suministros	**408.924.349**
	- Recursos Ordinarios	150.891.563
	- Gestión Fiscal	127.032.786
	- Otras Fuentes de Financiamiento	131.000.000
4.03	Servicios no Personales	**3.141.507.210**
	- Recursos Ordinarios	908.000.000
	- Gestión Fiscal	1.394.497.214
	- Otras Fuentes de Financiamiento	839.009.996
4.04	Activos Reales	**810.000.000**
	- Gestión Fiscal	460.000.000
	- Otras Fuentes de Financiamiento	350.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**20.000.000**
	- Gestión Fiscal	20.000.000
4.07	Transferencias	**1.171.635.868**
	- Recursos Ordinarios	714.465.868
	- Gestión Fiscal	457.170.000
	TOTAL	**19.970.100.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	347	3.435.509.968
— Directivo	42	913.434.408
— Profesional y Técnico	143	1.498.806.925
— Personal Administrativo	87	526.153.735
— Obrero	75	497.114.900
Personal Contratado	111	1.558.663.800
— Empleado	98	1.500.000.000
— Obrero	13	58.663.800
TOTAL	**458**	**4.994.173.768**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	35	161.624.386
VII	408.401 - 458.400	2	10.544.368
VIII	458.401 - 508.400	49	291.988.035
IX	508.401 - 558.400	128	844.668.736
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	6	47.748.286
XIII	708.401 - 758.400	63	560.312.920
XIV	758.401 - 808.400		
XV	808.401 - 858.400	3	30.014.289
XVI	858.401 - 908.400	20	215.965.717
XVII	908.401 Y MÁS	152	2.831.307.031
TOTAL		**458**	**4.994.173.768**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0403	Fundación Procuraduría General de la República.	250.000.000
	– Recursos Ordinarios	50.000.000
	– Gestión Fiscal	200.000.000
	TOTAL	**250.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	35.000.000
4.07	01	00	00	Transferencias Corrientes Internas	35.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	35.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	30.000.000
				– S0273 Asociación de Damas de la Procuraduría General de la República (ASODPROCU).	30.000.000
4.07	01	01	19	Otros Subsidios Sociales al Sector Privado	5.000.000
				– S1323 Asociación de Jubilados y Pensionados de la Procuraduría General de la República.	5.000.000

PROGRAMA: 01 REPRESENTACIÓN JURÍDICA DE LA REPÚBLICA

UNIDAD EJECUTORA: Procuraduría General de la República

La Procuraduría General de la República, como órgano de rango constitucional seguirá cumpliendo con sus funciones fundamentales: la representación y defensa de los intereses patrimoniales de la República, el asesoramiento jurídico de la Administración Pública Nacional y dictaminar en los casos y con los efectos señalados en las leyes.

Igualmente, se continuará consolidando la significación y trascendencia del rol constitucional de la Procuraduría General de la República, a la vez de asegurar un alto nivel de eficiencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Asesorar, defender y representar judicial y extrajudicialmente los intereses patrimoniales de la República	Actividad	1	19.970.100.000
TOTAL			**19.970.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**14.418.032.573**
	Recursos Ordinarios	12.084.142.569
	Gestión Fiscal	19.000.000
	Otras Fuentes de Financiamiento	2.314.890.004
4.02	Materiales y Suministros	**408.924.349**
	- Recursos Ordinarios	150.891.563
	- Gestión Fiscal	127.032.786
	- Otras Fuentes de Financiamiento	131.000.000
4.03	Servicios no Personales	**3.141.507.210**
	- Recursos Ordinarios	908.000.000
	- Gestión Fiscal	1.394.497.214
	- Otras Fuentes de Financiamiento	839.009.996
4.04	Activos Reales	**810.000.000**
	- Gestión Fiscal	460.000.000
	- Otras Fuentes de Financiamiento	350.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**20.000.000**
	- Gestión Fiscal	20.000.000
4.07	Transferencias	**1.171.635.868**
	- Recursos Ordinarios	714.465.868
	- Gestión Fiscal	457.170.000
	TOTAL	**19.970.100.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	347	3.435.509.968
– Directivo	42	913.434.408
– Profesional y Técnico	143	1.498.806.925
– Personal Administrativo	87	526.153.735
– Obrero	75	497.114.900
Personal Contratado	111	1.558.663.800
– Empleado	98	1.500.000.000
– Obrero	13	58.663.800
TOTAL	**458**	**4.994.173.768**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	250.000.000
4.07	01	00	00	Transferencias Corrientes Internas	250.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	250.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	250.000.000
				– A0403 Fundación Procuraduría General de la República.	250.000.000
				- Recursos Ordinarios	50.000.000
				- Gestión Fiscal	200.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	35.000.000
4.07	01	00	00	Transferencias Corrientes Internas	35.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	35.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	30.000.000
				– S0273 Asociación de Damas de la Procuraduría General de la República (ASODPROCU).	30.000.000
4.07	01	01	19	Otros Subsidios Sociales al Sector Privado	5.000.000
				– S1323 Asociación de Jubilados y Pensionados de la Procuraduría General.	5.000.000

Ministerio
del Interior
y Justicia

MINISTERIO DEL INTERIOR Y JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

Le corresponde al Ministerio del Interior y Justicia la misión de garantizar la seguridad ciudadana y jurídica mediante la formación de políticas dirigidas al resguardo de la paz social, desarrollo territorial equilibrado y la estabilidad de la Nación, con la finalidad de preservar y fortalecer la democracia participativa y la nueva institucionalidad.

A fin de cumplir con esta misión se ha elaborado el Presupuesto de Gastos para el ejercicio fiscal 2003 para este Ministerio, según los lineamientos establecidos dentro de la política fiscal adoptada por el Gobierno Nacional.

El Presupuesto de Gastos del año 2003, está vinculado con el Plan Operativo Anual Nacional (POAN), cuyas directrices estratégicas están orientadas en primer lugar a preservar la Seguridad Jurídica y Ciudadana en el Territorio Nacional, a través del fortalecimiento institucional y la implementación de políticas integrales efectivas y, en segundo lugar promover políticas orientadas a garantizar el desarrollo territorial equilibrado en las regiones, en tal sentido el mismo se cumplirá en la medida en que se asignen los recursos.

Para racionalizar los recursos presupuestarios asignados en concordancia con los lineamientos establecidos se estima el logro de los siguientes objetivos:

El mantenimiento del orden público, la seguridad del estado y lo relativo a la coordinación de los órganos de policía, cuya ejecución se ha ajustado al estricto orden legal con respecto a las libertades publicas y derechos ciudadanos.

Mediante programas de Política Interior y Desarrollo Regional se tiene previsto vincular a las gobernaciones y alcaldías dentro del marco de la descentralización, para evaluar que los proyectos que se tramiten estén en concordancia con la Ley de Asignaciones Económicas Especiales para los estados derivados de Minas e Hidrocarburos.

Promover y desarrollar programas dirigidos a las comunidades para prevenir la violencia, consolidar la convivencia y la paz en pro de una mejor calidad de vida, mediante talleres de capacitación integral a la familia, información y educación a niños adolescentes sobre previsión al consumo de drogas y conformación de una red nacional contra la violencia con la participación de entes gubernamentales, organizaciones de sociedad civil y alcaldías.

Continuar con el proceso de reestructuración y fortalecimiento de las Oficinas de Identificación y Extranjería, para mejorar la seguridad y calidad de los servicios de atención en cuanto al otorgamiento de documentación a la ciudadanía.

Contribuir a la humanización y modernización de los centros penitenciarios como instrumentos de educación para la libertad, a través de la ejecución de obras de infraestructura dirigidas a la recuperación de los recintos carcelarios existentes y con mayor grado de masificación.

La aplicación de un nuevo régimen penitenciario que contempla alimentación, servicios médicos, vigilancia y visitas con personal eficiente, normas y procedimientos actualizados, equipos e instalaciones adecuadas y efectivos programas de trabajo penitenciario dirigidos a la rehabilitación del recluso con la oportuna participación familiar y la debida asistencia religiosa.

Coordinar y dirigir los actos protocolares del Ceremonial y Acervo Histórico de la Nación, conmemoraciones de fechas patrias, así como continuar con el programa de mantenimiento y conservación de los monumentos históricos.

En resumen, la formulación del presente presupuesto de gastos para el Ministerio del Interior y Justicia intenta lograr la vinculación operativa Plan-Presupuesto, esfuerzo que viene haciendo la Dirección General de Planificación y Presupuesto de este Ministerio, a partir del fortalecimiento y preparación técnica del Recurso Humano que participa en su elaboración en las distintas unidades administrativas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar los planes y programas del Organismo.	Reunión	500	4.943.287.040
Asesoramiento jurídico.	Dictamen	1.000	264.592.856
Evaluar el sistema de control interno, verificar el cumplimiento de la normativa vigente, abrir y sustanciar averiguaciones administrativas.	Documento	334	340.723.648
Cubrir, promocionar y divulgar la información institucional.	Reportaje	600	1.489.428.860
Desarrollar e implantar sistemas administrativos, de asistencia técnica, procesamiento de datos, conservación y mantenimiento de redes de comunicaciones.	Proyecto	100	2.210.747.084
Coordinar las actividades vinculadas a procesos en las áreas de: planificación, organización, presupuesto y control de gestión.	Documento	294	339.424.044
Centralizar los recursos de la contratación colectiva del personal y fortalecer los beneficios referidos a: capacitación, adiestramiento, atención médica.	Documento	299.773	103.295.275.250
Coordinar y supervisar los servicios administrativos, así como el control de la disponibilidad presupuestaria.	Supervisión	33.000	19.038.866.070
Prestar servicio a las direcciones del despacho.	Servicio	799	2.504.874.188
Coordinar el Proyecto "Reforma del Sistema de Justicia Penal" del MIJ.	Informe	64	14.457.388.186
Refaccionar bienes inmuebles y muebles de MIJ.	Contrato	1	5.500.000.000
Capacitar el recurso humano en materia de emergencias o desastres naturales.	Funcionario	452	4.335.223.644
Intensificar y perfeccionar la labor de inteligencia y seguridad de Estado.	Investigación	15.000	88.089.542.159
Coordinar y supervisar las relaciones políticas del Ejecutivo Nacional con los demás Órganos del Poder Público.	Coordinación	12	121.735.752
Efectuar relaciones políticas con todos los niveles del Poder Público y órganos con Autonomía Funcional.	Reunión	536	441.209.748
Coordinar y programar las transferencias del Situado Constitucional a los Estados y los recursos de las Asignaciones Económicas Especiales.	Coordinación	363	6.776.675.585.400

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar, dirigir y ejecutar el ceremonial presidencial, además del mantenimiento y conservación del Patrimonio Histórico de la Nación.	Acto	1.629	724.907.400
Desarrollar el Sistema Nacional de Archivo.	Documento	8.536.435	332.298.484
Implementar las políticas, lineamientos y estrategias para optimizar los niveles de seguridad pública, a través del fortalecimiento de las Leyes de Seguridad Ciudadana.	Coordinación	1.001.445	3.403.222.716
Implantar el Sistema Telemático Nacional, formar y capacitar agentes, inspeccionar y controlar los cuerpos policiales.	Capacitación	7.271	5.596.202.105
Incorporar planteles de educación básica, media y diversificada, comunidades y grupos comunitarios en actividades preventivas.	Taller	7.180	2.683.921.520
Visitar y supervisar los centros penitenciarios	Visita	171.741	671.698.056
Atención integral al interno.	Interno	347.568	55.246.106.913
Atender a estudiantes de la carrera Técnicos Superior Universitario.	Alumno	873	40.234.308
Vigilar y custodiar los establecimientos penitenciarios.	Vigilancia	85.752	101.000.000
Dirigir, coordinar y supervisar las actividades de las direcciones de registros y notarías, justicia y cultos, identificación y extranjería y división de antecedentes penales.	Documento	31.787	131.452.181
Crear y modernizar las oficinas existentes para una asistencia jurídica gratuita (Juriscentros), garantizar a los habitantes del país el derecho a profesar su fe religiosa y otras de la ley.	Documento	79.388	1.625.044.304
Automatizar y modernizar las oficinas de registros y notarías, supervisar y controlar las actividades de las mismas para una atención ciudadana eficaz.	Documento	912.210	642.652.750
Conceder a los ciudadanos un documento de identidad de alta calidad y seguridad y ejercer un control de extranjeros y un movimiento migratorio.	Documento	7.993.170	32.973.043.303
Formar y capacitar profesionales universitarios en el campo de la investigación criminal.	Capacitación	131.901	3.946.089.179
Investigaciones científicas	Investigación	56.500	143.594.590.460
TOTAL			**7.275.760.367.608**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	148.884.607.226
02	Refacción de Bienes Muebles e Inmuebles	5.500.000.000
03	Dirección Nacional de Protección Civil y Administración de Desastres	4.335.223.644
04	Servicios de Inteligencia y Prevención	88.089.542.159
05	Relaciones Interiores	6.778.295.736.784
06	Seguridad Ciudadana	11.683.346.341
07	Custodia y Rehabilitación del Recluso	56.059.039.277
08	Seguridad Jurídica	2.399.149.235
09	Identificación y Extranjería	32.973.043.303
10	Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	147.540.679.639
	TOTAL	**7.275.760.367.608**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**286.014.105.575**
	- Recursos Ordinarios	203.225.066.950
	- Gestión Fiscal	31.704.665.672
	- Programas y Proyectos	484.796.672
	- **Reforma del Sistema de Justicia Penal**	260.796.672
	- **Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano**	224.000.000
	- Otras Fuentes de Financiamiento	50.599.576.281
4.02	Materiales y Suministros	**33.355.581.448**
	- Recursos Ordinarios	19.514.776.423
	- Gestión Fiscal	8.318.902.230
	- Programas y Proyectos	587.076.326
	- **Reforma del Sistema de Justicia Penal**	45.176.326
	- **Capacitación de las Comunidades en Autoprotección y Eventos Adversos**	491.900.000
	- **Dotación y Equipamiento de la Dirección General de los Servicios de Inteligencia y Prevención (DISIP)**	35.000.000
	- **Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano**	15.000.000
	- Otras Fuentes de Financiamiento	4.934.826.469
4.03	Servicios No Personales	**63.030.844.739**
	- Recursos Ordinarios	28.023.432.324
	- Gestión Fiscal	4.448.911.563
	- Programas y Proyectos	26.391.833.602
	- **Reforma del Sistema de Justicia Penal**	4.475.833.602
	- **Modernización y Actualización de la Plataforma Tecnológica del Ministerio del Interior y Justicia**	600.000.000
	- **Capacitación de las Comunidades en Autoprotección y Eventos Adversos**	1.252.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2003
	- **Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano**	64.000.000
	- **Sistema de Identificación Ciudadana y Control Migratorio**	20.000.000.000
	- Otras Fuentes de Financiamiento	4.166.667.250
4.04	Activos Reales	**23.731.999.910**
	- Recursos Ordinarios	7.428.348.743
	- Gestión Fiscal	1.761.980.559
	- Programas y Proyectos	14.319.940.608
	- **Reforma del Sistema de Justicia Penal**	2.344.095.000
	- **Modernización y Actualización de la Plataforma Tecnológica del Ministerio del Interior y Justicia**	900.000.000
	- **Refacción de la Nueva Sede de Medicina Legal y Morgue de Caracas del C.I.C.P.C**	5.500.000.000
	- **Capacitación de las Comunidades en Autoprotección y Eventos Adversos**	14.000.000
	- **Dotación y Equipamiento de la Dirección General de los Servicios de Inteligencia y Prevención (DISIP)**	1.965.000.000
	- **Sistema de Emergencia Metropolitano**	3.000.000.000
	- **Dotación de Equipos de Coordinación Policial y Escuelas Regionales de Policía**	544.845.608
	- **Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano**	52.000.000
	- Otras Fuentes de Financiamiento	221.730.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**3.106.608.220**
	- Recursos Ordinarios	3.106.608.220
4.07	Transferencias	**6.851.821.227.716**
	- Recursos Ordinarios	6.789.818.789.340
	- Gestión Fiscal	11.533.139.976
	- Programas y Proyectos	34.842.098.400

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	- **Reforma del Sistema de Justicia Penal**	2.874.098.400
	- **Capacitación de las Comunidades en Autoprotección y Eventos Adversos**	418.000.000
	- **Construcción y Rehabilitación de Centros Penitenciarios**	20.000.000.000
	- **Apoyo a la Reinserción Social de Delincuentes y de Menores en Situación Irregular**	750.000.000
	- **Seguridad Ciudadana y Equipamiento de la Policía de Caracas**	2.000.000.000
	- **Unidades de Apoyo Logístico de la Policía de Caracas**	1.000.000.000
	- **Dotación de Maquinarias y Equipos para la Corporación de los Servicios Municipales. Mcpio. Libertador. Dtto. Capital**	800.000.000
	- **Red de Ambulancias del Edo. Aragua. Gob. del Edo. Aragua**	6.000.000.000
	- **Equipamiento del Cuerpo de Bomberos del Edo. Aragua. Gob. del Edo. Aragua**	1.000.000.000
	- Otras Fuentes de Financiamiento	15.627.200.000
4.51	Gastos de Defensa y Seguridad del Estado	**14.700.000.000**
	- Recursos Ordinarios	5.500.000.000
	- Otras Fuentes de Financiamiento	9.200.000.000
	TOTAL	**7.275.760.367.608**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	19.882	112.198.326.017
- Directivo	1.770	23.234.970.984
- Profesional y Técnico	6.275	43.734.004.550
- Personal Administrativo	7.843	25.334.406.708
- Personal de Investigación	1.836	12.162.960.380
- Personal Médico	70	314.152.452
- Obrero	2.088	7.417.830.943
Personal Fijo a Tiempo Parcial	208	728.296.536
- Profesional y Técnico	87	238.235.820
- Personal Administrativo	17	29.061.360
- Personal Médico	104	460.999.356
Personal Contratado	1.300	7.464.464.232
- Empleado	1.152	7.123.131.240
- Obrero	148	341.332.992
TOTAL	**21.390**	**120.391.086.785**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2.587	8.383.486.651
II	190.081 - 208.400	2.642	6.180.701.274
III	208.401 - 258.400	2.702	7.425.547.918
IV	258.401 - 308.400	554	1.834.800.011
V	308.401 - 358.400	939	3.795.323.072
VI	358.401 - 408.400	290	1.357.658.193
VII	408.401 - 458.400	2.435	12.581.260.216
VIII	458.401 - 508.400	1.157	6.868.669.466
IX	508.401 - 558.400	2.686	17.519.671.368
X	558.401 - 608.400	1.403	10.011.040.754
XI	608.401 - 658.400	499	3.865.666.702
XII	658.401 - 708.400	726	6.061.686.180
XIII	708.401 - 758.400	711	6.099.402.096
XIV	758.401 - 808.400	51	481.767.888
XV	808.401 - 858.400	29	294.553.428
XVI	858.401 - 908.400	42	444.448.164
XVII	908.401 Y MÁS	1.937	27.185.403.404
	TOTAL	21.390	120.391.086.785

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0003	Instituto Autónomo Caja de Trabajo Penitenciario.	**1.180.000.000**
	- Recursos Ordinarios	1.180.000.000
A0046	Instituto Nacional de Cooperación Educativa (I.N.C.E.).	**45.000.000**
	- Recursos Ordinarios	45.000.000
A0054	Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas.	**11.477.200.000**
	- Otras Fuentes de Financiamiento	11.477.200.000
A0087	Universidad Nacional Abierta (U.N.A.).	**12.000.000**
	- Recursos Ordinarios	12.000.000
A0118	Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**32.703.470.000**
	- Recursos Ordinarios	9.829.371.600
	- Programas y Proyectos	22.874.098.400
	– Construcción y Rehabilitación de Centros Penitenciarios	20.000.000.000
	– Reforma del Sistema de Justicia Penal	2.874.098.400
A0132	Aporte a la Policía Metropolitana	**1.979.000.000**
	- Recursos Ordinarios	1.979.000.000
E5001	Municipio Libertador	**3.800.000.000**
	- Programas y Proyectos	3.800.000.000
	– Seguridad Ciudadana y Equipamiento de la Policía de Caracas	2.000.000.000
	– Unidades de Apoyo Logístico de la Policía de Caracas	1.000.000.000
	– Dotación de Maquinarias y Equipos para la Corporación de los Servicios Municipales. Mcpio. Libertador. Dtto. Capital	800.000.000
E5400	Estado Aragua	**7.000.000.000**
	- Programas y Proyectos	7.000.000.000
	– Red de Ambulancias del Edo. Aragua. Gob. del Edo. Aragua	6.000.000.000
	– Equipamiento del Cuerpo de Bomberos del Edo. Aragua Gob. del Edo. Aragua	1.000.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
E7400	Distrito Metropolitano de Caracas	**30.000.000.000**
	- Recursos Ordinarios	14.540.860.024
	- Gestión Fiscal	11.459.139.976
	- Otras Fuentes de Financiamiento	4.000.000.000
	Ley de Asignación Económicas Especiales	**1.305.412.174.000**
	- Recursos Ordinarios	1.305.412.174.000
	Situado Constitucional	**5.428.114.148.000**
	- Recursos Ordinarios	5.428.114.148.000
	TOTAL	**6.821.722.992.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	2.330.355.900
4.07	01	00	00	Transferencias Corrientes Internas	2.240.355.900
4.07	01	01	00	Transferencias Corrientes al Sector Privado	2.240.355.900
4.07	01	01	12	Subsidios Culturales al Sector Privado	44.000.000
				- S0856 Museo de Arte Colonial. Distrito Federal.	12.000.000
				- S0932 Sociedad Bolivariana.	20.000.000
				- S1545 Organización Regional de los Pueblos Indígenas de Amazonas (ORPIA)	6.000.000
				- S1546 Consejo Nacional Indio de Venezuela (CONIVE)	6.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.000.000.000
				- S0747 Hogares Crea de Venezuela.	1.000.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas	1.196.355.900
				- S0025 Arquidiócesis de Barquisimeto.	27.000.000
				- S0026 Arquidiócesis de Caracas.	27.000.000
				- S0027 Arquidiócesis de Ciudad Bolívar.	27.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- S0028 Arquidiócesis de Maracaibo.	27.000.000
				- S0029 Arquidiócesis de Mérida.	27.000.000
				- S0030 Arquidiócesis de Valencia.	27.000.000
				- S0155 Caritas Venezolanas.	2.000.000
				- S0244 Charitas de Caracas.	2.000.000
				- S0295 Conferencia Episcopal.	148.720.000
				- S0324 Diócesis de Barcelona.	14.000.000
				- S0325 Diócesis de Barinas.	14.000.000
				- S0326 Diócesis de Cabimas.	14.000.000
				- S0327 Arquidiócesis de Calabozo.	27.000.000
				- S0328 Diócesis de Carora.	14.000.000
				- S0329 Arquidiócesis de Coro.	27.000.000
				- S0331 Diócesis de Guanare.	14.000.000
				- S0332 Diócesis de Guayana.	14.000.000
				- S0333 Diócesis de la Guaira.	14.000.000
				- S0334 Diócesis de los Teques.	14.000.000
				- S0335 Diócesis de Maracay.	14.000.000
				- S0336 Diócesis de Margarita.	14.000.000
				- S0337 Diócesis de Maturín.	14.000.000
				- S0338 Diócesis de San Carlos.	14.000.000
				- S0339 Diócesis de San Cristóbal.	14.000.000
				- S0340 Diócesis de San Felipe.	14.000.000
				- S0341 Diócesis de San Fernando de Apure.	14.000.000
				- S0342 Diócesis de Trujillo.	14.000.000
				- S0343 Diócesis de Valle la Pascua.	14.000.000
				- S0871 Otras ayudas para reparar edificaciones Eclesiásticas.	85.000.000
				- S0952 Sostenimiento de Misiones.	25.960.000
				- S0953 Sostenimiento de Seminarios.	20.462.400
				- S1021 Arquidiócesis de Cumaná.	30.000.000
				- S1053 Vicariato Apostólico de Tucupita.	12.500.000
				- S1057 Cardenal Rosalio Castillo.	6.500.000
				- S1058 Obispos Eméritos.	17.506.000
				- S1059 Vicariato Apostólico de Machiques.	12.500.000
				- S1060 Vicariato Apostólico de Caroní.	12.500.000
				- S1061 Vicariato Apostólico de Puerto Ayacucho.	12.500.000
				- S1062 Rectores de Seminario.	10.353.400
				- S1147 Diócesis de Puerto Cabello.	14.000.000
				- S1148 Diócesis de El Vigía	14.000.000
				- S1269 Convenio de Asistencia Religiosa en las Cárceles.	173.014.000
				- S1288 Diócesis de Punto Fijo.	14.000.000
				- S1289 Diócesis de Guarenas.	15.340.100
				- S1291 Proyecto de Orientac. Católica Salud y Familia AC.	10.000.000
				- S1292 Pastoral Medios de Comunicación Arzobispado de Caracas.	10.000.000
				- S1293 Pastoral Social Arquidiocesis de Caracas.	10.000.000
				- S1294 Proyecto Misiones del Seminario San Pedro Apóstol - Diócesis de la Guaira.	4.000.000
				- S1296 Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández.	4.000.000
				- S1491 Diócesis de Carúpano	14.000.000
				- S1517 Cardenal Ignacio Velasco	6.500.000
				- S1521 Museo Diocesano Lucas Guillermo Castillo	5.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- S1529 Catedral Arquidiocesana de Calabozo	18.000.000
				- S1530 Casa Hogar Monseñor Alvarez	22.000.000
				- S1544 Archivo Histórico de la Arquidiócesis de Caracas	10.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	90.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	90.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	900.000.000
4.07	03	00	00	Transferencias al Exterior	900.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	150.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	150.000.000
				I0119 Organización Internacional de Policía (INTERPOL).	**150.000.000**
				— Otras Fuentes de Financiamiento	150.000.000
4.07	03	99	00	Otras Transferencias al Exterior	750.000.000
				- I0207 Comunidad Europea	**750.000.000**
				— Otras Fuentes de Financiamiento	750.000.000

PROGRAMA: 01 Dirección Superior

UNIDAD EJECUTORA: Dirección del Despacho

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar los planes y programas del Organismo.	Reunión	500	4.943.287.040
Asesoramiento jurídico.	Dictamen	1.000	264.592.856
Evaluar el sistema de control interno, verificar el cumplimiento de la normativa vigente, abrir y sustanciar averiguaciones administrativas.	Documento	334	340.723.648
Cubrir, promocionar y divulgar la información institucional.	Reportaje	600	1.489.428.860
Desarrollar e implantar sistemas administrativos, de asistencia técnica, procesamiento de datos, conservación y mantenimiento de redes de comunicaciones.	Proyecto	100	2.210.747.084
Coordinar las actividades vinculadas a procesos en las áreas de: planificación, organización, presupuesto y control de gestión.	Documento	294	339.424.044
Centralizar los recursos de la contratación colectiva del personal y fortalecer los beneficios referidos a: capacitación, adiestramiento, atención médica.	Documento	299.773	103.295.275.250
Coordinar y supervisar los servicios administrativos, así como el control de la disponibilidad presupuestaria.	Supervisión	33.000	19.038.866.070
Prestar servicio a las direcciones del Despacho.	Servicio	799	2.504.874.188
Coordinar el Proyecto "Reforma del Sistema de Justicia Penal" del MIJ.	Informe	64	14.457.388.186
TOTAL			**148.884.607.226**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**87.062.588.597**
	- Recursos Ordinarios	61.234.457.885
	- Programas y Proyectos	484.796.672
	- Reforma del Sistema de Justicia Penal	260.796.672
	- Modernización, Automatización y Fortalecimiento del Sistema Registral y Notarial Venezolano	224.000.000
	- Otras Fuentes de Financiamiento	25.343.334.040
4.02	Materiales y Suministros	**2.592.625.467**
	- Recursos Ordinarios	2.414.564.341
	- Gestión Fiscal	69.034.800
	- Programas y Proyectos	45.176.326
	- Reforma del Sistema de Justicia Penal	45.176.326
	- Otras Fuentes de Financiamiento	63.850.000
4.03	Servicios No Personales	**25.588.872.419**
	- Recursos Ordinarios	19.064.378.817
	- Gestión Fiscal	412.207.250
	- Programas y Proyectos	5.075.833.602
	- Reforma del Sistema de Justicia Penal	4.475.833.602
	- Modernización y Actualización de la Plataforma Tecnológica del Ministerio de Interior y Justicia	600.000.000
	- Otras Fuentes de Financiamiento	1.036.452.750
4.04	Activos Reales	**5.311.414.743**
	- Recursos Ordinarios	1.980.530.743
	- Gestión Fiscal	67.359.000
	- Programas y Proyectos	3.244.095.000
	- Reforma del Sistema de Justicia Penal	2.344.095.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	- Modernización y Actualización de la Plataforma Tecnológica del Ministerio de Interior y Justicia	900.000.000
	- Otras Fuentes de Financiamiento	19.430.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**3.000.000.000**
	- Recursos Ordinarios	3.000.000.000
4.07	Transferencias	**21.329.106.000**
	- Recursos Ordinarios	18.455.007.600
	- Programas y Proyectos	2.874.098.400
	- Reforma del Sistema de Justicia Penal	2.874.098.400
4.51	Gastos de Defensa y Seguridad del Estado	**4.000.000.000**
	- Recursos Ordinarios	4.000.000.000
	TOTAL	**148.884.607.226**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.472	9.897.061.759
- Directivo	82	699.805.104
- Profesional y Técnico	355	2.114.973.600
- Personal Administrativo	362	1.006.713.324
- Obrero	1.673	6.075.569.731
Personal Fijo a Tiempo Parcial	20	76.361.064
- Profesional y Técnico	6	16.026.084
- Personal Médico	14	60.334.980
Personal Contratado	696	5.153.317.664
- Empleados	548	4.811.984.672
- Obrero	148	341.332.992
TOTAL	**3.188**	**15.126.740.487**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	5.158.470.000
4.07	02	00	00	Transferencias de Capital Internas	5.158.470.000
4.07	02	02	00	Transferencias de Capital al Sector Público	5.158.470.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	5.158.470.000
				- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP).	5.158.470.000
				- Recursos Ordinarios	2.284.371.600
				- Programas y Proyectos	2.874.098.400
				- Reforma del Sistema de Justicia Penal	2.874.098.400

PROGRAMA: 02 Refacción de Bienes Muebles e Inmuebles

UNIDAD EJECUTORA: Dirección de Servicios Generales

Este programa permite ejecutar la recuperación, mejoramiento y mantenimiento preventivo y correctivo (estructura física, iluminación perimetral, instalaciones sanitarias, áreas de reeducación, equipos electromecánicos entre otros) de las edificaciones penitenciarias. Asimismo, centraliza los recursos para el mantenimiento del parque automotor, edificio sede y demás dependencias adscritas a este Ministerio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Refaccionar bienes inmuebles y muebles del MIJ	Contrato	1	5.500.000.000
TOTAL			5.500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.04	Activos Reales	**5.500.000.000**
	- Programas y Proyectos	<u>5.500.000.000</u>
	- Refacción de la Nueva Sede de Medicina Legal y Morgue de Caracas del C.I.C.P.C.	5.500.000.000
	TOTAL	**5.500.000.000**

PROYECTO: 01 Refacción de Bienes Muebles e Inmuebles del Ministerio de Interior y Justicia

UNIDAD EJECUTORA: División de Servicios Básico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.04	Activos Reales	**5.500.000.000**
	- Programas y Proyectos	<u>5.500.000.000</u>
	- Refacción de la Nueva Sede de Medicina Legal y Morgue de Caracas del C.I.C.P.C.	5.500.000.000
	TOTAL	**5.500.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 26 MINISTERIO DEL INTERIOR Y JUSTICIA
Programa: 02 Refacción de Bienes Muebles e Inmuebles
Subprograma:
Proyecto: 01 Refacción de Bienes Muebles e Inmuebles del Ministerio de Interior y Justicia
Partida: 4.04.02.00 Conservaciones, Ampliaciones y Mejoras de Obras en Bienes del Dominio Privado

Presupuesto: 2003

OBRAS		AÑO		Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR					RECURSOS FINANCIEROS (Millones de Bolívares) ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN					Tramitado al 31/12/02	AÑO 2003				ESTIMADAS 2003										
		S I T U A C I O N	F U C				Ordinario	Extraordinario	Total	Años Posteriores	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO			Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04
										Asignado al 31/12/02	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
DM-0004	Refacción, remodelación y acondicionamiento del Edificio Medicina Legal y Morgue de Caracas ubicado en FFAA	2003	2003	13550.- MT2	5.500,00			5.500,00	5.500,00					5.500,00		5.500,00			0,0	100,0	0,0
TOTALES					5.500,00			5.500,00	5.500,00					5.500,00		5.500,00					

PROGRAMA: 03 Dirección Nacional de Protección Civil y Administración de Desastres

UNIDAD EJECUTORA: Dirección Nacional de Protección Civil y Administración de Desastres

La Dirección Nacional de Protección Civil y Administración de Desastres tiene como función principal la seguridad y defensa nacional, es la unidad donde se integran los esfuerzos públicos y privados para prevenir y /o minimizar los efectos que pueda generar cualquier situación de emergencia que atente contra la vida y bienes de la población.

Debido a que la protección civil forma parte de la seguridad de Estado, el 13-11-2001 se publica en Gaceta Oficial el Decreto 1557 con el que se pretende darle la importancia que tiene la protección civil y administración de desastres y es por ello que se promoverá la toma de conciencia de lo que es una verdadera cultura de la misma, así como la participación efectiva de los sectores involucrados a nivel nacional, estadal y municipal para lograr la preparación, respuesta y rehabilitación ante desastres y la coordinación de la ayuda humanitaria requerida por las comunidades. También se creará un registro de personas con capacitación y conocimientos especializados en áreas de protección civil.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Capacitar el recurso humano en materia de emergencias o desastres naturales.	Funcionario	452	4.335.223.644
TOTAL			**4.335.223.644**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**130.716.564**
	- Recursos Ordinarios	130.716.564
4.02	Materiales y Suministros	**1.249.907.080**
	- Recursos Ordinarios	310.472.832
	- Programas y Proyectos	491.900.000
	- Capacitación de las Comunidades en Autoprotección y Eventos Adversos	491.900.000
	- Otras Fuentes de Financiamiento	447.534.248
4.03	Servicios No Personales	**2.165.200.000**
	- Recursos Ordinarios	763.200.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	- Gestión Fiscal	150.000.000
	- Programas y Proyectos	1.252.000.000
	- Capacitación de las Comunidades en Autoprotección y Eventos Adversos	1.252.000.000
4.04	Activos Reales	**89.400.000**
	- Recursos Ordinarios	75.400.000
	- Programas y Proyectos	14.000.000
	- Capacitación de las Comunidades en Autoprotección y Eventos Adversos	14.000.000
4.07	Transferencias	**700.000.000**
	- Recursos Ordinarios	282.000.000
	Programas y Proyectos	418.000.000
	- Capacitación de las Comunidades en Autoprotección y Eventos Adversos	418.000.000
	TOTAL	**4.335.223.644**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	31	130.716.564
- Directivo	3	23.956.500
- Profesional y Técnico	5	34.855.092
- Personal Administrativo	23	71.904.972
TOTAL	**31**	**130.716.564**

PROGRAMA: 04 Servicios de Inteligencia y Prevención

UNIDAD EJECUTORA: Dirección General de Servicios de Inteligencia y Prevención

Como organismo encargado de garantizar el orden público y la seguridad del Estado, la Dirección de Servicios de Inteligencia y Prevención, ofrecerá a todos los sectores de la vida económica y pública en general, el resguardo de la paz y sosiego necesario para el avance social del país, para lo cual se abocará a la intensificación y perfeccionamiento de las labores de inteligencia y prevención.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Intensificar y perfeccionar la labor de inteligencia y seguridad de Estado	Investigación	15.000	88.089.542.159
TOTAL			88.089.542.159

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**45.188.385.111**
	- Recursos Ordinarios	26.334.642.870
	- Otras Fuentes de Financiamiento	18.853.742.241
4.02	Materiales y Suministros	**7.582.697.400**
	- Recursos Ordinarios	5.246.426.400
	- Programas y Proyectos	35.000.000
	- Dotación y Equipamiento de la Dirección General de los Servicios de Inteligencia y Prevención (DISIP)	35.000.000
	- Otras Fuentes de Financiamiento	2.301.271.000
4.03	Servicios No Personales	**7.455.607.612**
	- Recursos Ordinarios	5.525.607.612
	- Gestión Fiscal	1.930.000.000
4.04	Activos Reales	**7.293.000.000**
	- Recursos Ordinarios	5.328.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	- Programas y Proyectos	1.965.000.000
	- Dotación y Equipamiento de la Dirección General de los Servicios de Inteligencia y Prevención (DISIP)	1.965.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	106.608.220
	- Recursos Ordinarios	106.608.220
4.07	Transferencias	9.963.243.816
	- Recursos Ordinarios	9.963.243.816
4.51	Gastos de Defensa y Seguridad del Estado	10.500.000.000
	- Recursos Ordinarios	1.500.000.000
	- Otras Fuentes de Financiamiento	9.000.000.000
	TOTAL	88.089.542.159

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.955	17.766.564.685
- Directivo	11	127.961.856
- Profesional y Técnico	462	3.222.223.987
- Personal Administrativo	198	714.721.162
- Personal de Investigación	1.836	12.162.960.380
- Personal Médico	66	290.438.028
- Obrero	382	1.248.259.272
Personal Contratado	77	1.000.000.848
- Empleado	77	1.000.000.848
TOTAL	3.032	18.766.565.533

PROGRAMA: 05 Relaciones Interiores

UNIDAD EJECUTORA: Despacho del Viceministro de Relaciones Interiores

La base fundamental de este programa, es planificar y ejecutar las actividades de política interna garantizando un óptimo nivel en las relaciones institucionales con los demás Órganos del Poder Público Nacional, órganos con autonomía funcional, estados, Distrito Capital y alcaldías, aplicando políticas orientadas en la misión de hecho de preservar la identidad nacional, construir una verdadera democracia bolivariana dándole continuidad al proceso de descentralización, concatenadamente con la idea de desarrollar la República tal y como se plantea en la Constitución de la República Bolivariana de Venezuela, consiguiendo la paz social e impulsando un nuevo orden jurídico y un control de gestión en forma participativa.

De la misma forma, concentra esfuerzos en la ejecución de actividades protocolares en estrecha colaboración con los Poderes Públicos Nacionales, Autoridades Eclesiásticas, Universidades Nacionales, Academias y la Fuerza Armada Nacional.

También vela por el mantenimiento y conservación de los diferentes museos, monumentos y joyas de la *nación con el objeto de rescatar nuestro acervo histórico, permitiendo al soberano el fácil acceso a los mismos y* contribuir a reafirmar nuestra identidad nacional.

De igual manera, asegura la custodia y mantenimiento de los documentos históricos del país, así como servir de órgano de consulta en todo lo referente a los archivos de la Nación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar y supervisar las relaciones políticas del Ejecutivo Nacional con los demás órganos del Poder Público.	Coordinación	12	121.735.752
Efectuar relaciones políticas con todos los niveles del Poder Público y órganos con Autonomía Funcional.	Reunión	536	441.209.748
Coordinar y programar las transferencias del Situado Constitucional a los Estados y los recursos de las Asignaciones Económicas Especiales.	Coordinación	363	6.776.675.585.400
Coordinar, dirigir y ejecutar el ceremonial presidencial, además del mantenimiento y conservación del Patrimonio Histórico de la Nación.	Acto	1.629	724.907.400
Desarrollar el Sistema Nacional de Archivo.	Documento	8.536.435	332.298.484
TOTAL			**6.778.295.736.784**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**720.830.784**
	- Recursos Ordinarios	720.830.784
4.02	Materiales y Suministros	**237.085.000**
	- Gestión Fiscal	237.085.000
4.03	Servicios No Personales	**782.524.000**
	- Gestión Fiscal	782.524.000
4.04	Activos Reales	**205.975.000**
	- Gestión Fiscal	205.975.000
4.07	Transferencias	**6.776.349.322.000**
	- Recursos Ordinarios	6.750.046.182.024
	- Gestión Fiscal	11.503.139.976
	- Programas y Proyectos	10.800.000.000
	- Seguridad Ciudadana y Equipamiento de la Policía de Caracas. Mcpio. Libertador Dtto. Capital	2.000.000.000
	- Unidades de Apoyo Logístico de la Policía de Caracas. Mcpio. Libertador. Dtto. Capital	1.000.000.000
	- Dotación de Maquinarias y Equipos para la Corporación de los Servicios Municipales. Mcpio. Libertador. Dtto. Capital	800.000.000
	- Red de Ambulancias del Edo. Aragua. Gob. del Edo. Aragua	6.000.000.000
	- Equipamiento del Cuerpo de Bomberos del Edo. Aragua. Gob. del Edo. Aragua	1.000.000.000
	- Otras Fuentes de Financiamiento	4.000.000.000
TOTAL		**6.778.295.736.784**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	161	720.830.784
- Directivo	27	238.785.936
- Profesional y Técnico	33	198.907.020
- Personal Administrativo	101	283.137.828
TOTAL	161	720.830.784

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	6.776.305.322.000
4.07	01	00	00	Transferencias Corrientes Internas	31.979.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	31.979.000.000
4.07	01	02	04	Transferencias Corrientes a las Entidades Federales	30.000.000.000
				-E7400- Distrito Metropolitano de Caracas	30.000.000.000
				- Recursos Ordinarios	14.540.860.024
				- Gestión Fiscal	11.459.139.976
				- Otras Fuentes de Financiamiento	4.000.000.000
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	1.979.000.000
				-A0132- Aporte a la Policía Metropolitana	1.979.000.000
				- Recursos Ordinarios	1.979.000.000
4.07	02	00	00	Transferencias de Capital Internas	10.800.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	10.800.000.000
4.07	02	02	04	Transferencias de Capital a las Entidades Federales	7.000.000.000
				-E5400- Estado Aragua	7.000.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- Programas y Proyectos	7.000.000.000
				– Red de Ambulancias del Edo. Aragua. Gob.de A.	6.000.000.000
				– Equipamiento del Cuerpo de Bomberos del Edo. Aragua. Gob. del Edo. Aragua	1.000.000.000
4.07	02	02	05	Transferencias de Capital a los Municipios	3.800.000.000
				-E5001- Municipio Libertador	3.800.000.000
				- Programas y Proyectos	3.800.000.000
				– Seguridad Ciudadana y Equipamiento de la Policía de Caracas	2.000.000.000
				– Unidades de Apoyo Logístico de la Policía de Caracas	1.000.000.000
				– Dotación de Maquinarias y Equipos para la Corporación de los Servicios Municipales Municipio Libertador. Dtto. Capital	800.000.000
4.07	04	00	00	Situado	5.428.114.148.000
4.07	04	01	00	Situado Constitucional	5.428.114.148.000
				- E5000 Distrito Capital	451.431.276.374
				- E5100 Estado Amazonas	82.956.637.682
				- E5200 Estado Anzoátegui	248.479.934.091
				- E5300 Estado Apure	128.377.549.984
				- E5400 Estado Aragua	301.260.471.383
				- E5500 Estado Barinas	156.967.365.778
				- E5600 Estado Bolívar	259.489.779.941
				- E5700 Estado Carabobo	372.285.471.950
				- E5800 Estado Cojedes	106.237.733.829
				- E5900 Estado Delta Amacuro	87.828.612.153
				- E6000 Estado Falcón	191.396.597.392
				- E6100 Estado Guárico	170.540.647.981
				- E6200 Estado Lara	315.951.594.660
				- E6300 Estado Mérida	188.074.130.738
				- E6400 Estado Miranda	463.623.224.998
				- E6500 Estado Monagas	166.415.007.730
				- E6600 Estado Nueva Esparta	122.694.002.970
				- E6700 Estado Portuguesa	190.041.632.596
				- E6800 Estado Sucre	209.072.276.252
				- E6900 Estado Táchira	235.803.190.509
				- E7000 Estado Trujillo	169.477.107.068
				- E7100 Estado Yaracuy	148.321.139.504
				- E7200 Estado Zulia	534.536.890.703
				- E7300 Estado Vargas	126.851.871.734

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	06	00	00	Asignaciones Económicas Especiales	1.305.412.174.000
4.07	06	01	00	Asignaciones Económicas Especiales	1.305.412.174.000
				- E5100 Estado Amazonas	8.670.380.896
				- E5200 Estado Anzoátegui	157.684.166.631
				- E5300 Estado Apure	34.221.023.657
				- E5400 Estado Aragua	32.648.706.424
				- E5500 Estado Barinas	22.797.662.519
				- E5600 Estado Bolívar	40.920.988.704
				- E5700 Estado Carabobo	54.343.722.922
				- E5800 Estado Cojedes	6.380.438.099
				- E5900 Estado Delta Amacuro	11.426.124.169
				- E6000 Estado Falcón	65.640.537.005
				- E6100 Estado Guárico	23.330.447.066
				- E6200 Estado Lara	35.222.362.981
				- E6300 Estado Mérida	16.635.131.726
				- E6400 Estado Miranda	57.831.279.915
				- E6500 Estado Monagas	225.530.358.182
				- E6600 Estado Nueva Esparta	8.405.427.157
				- E6700 Estado Portuguesa	19.025.699.688
				- E6800 Estado Sucre	18.124.501.282
				- E6900 Estado Táchira	22.783.154.506
				- E7000 Estado Trujillo	18.979.509.635
				- E7100 Estado Yaracuy	11.636.303.131
				- E7200 Estado Zulia	364.868.569.182
				- E7300 Estado Vargas	6.594.840.665
				- E7400 Distrito Metropolitano de Caracas	41.710.837.858

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	44.000.000
4.07	01	00	00	Transferencias Corrientes Internas	44.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	44.000.000
4.07	01	01	12	Subsidios Culturales al Sector Privado	44.000.000
				- S0856 Museo de Arte Colonial. Distrito Federal.	12.000.000
				- S0932 Sociedad Bolivariana.	20.000.000
				- S1545 Organización Regional de los Pueblos Indígenas de Amazonas (ORPIA)	6.000.000
				- S1546 Consejo Nacional Indio de Venezuela (CONIVE)	6.000.000

PROGRAMA: 06 Seguridad Ciudadana

UNIDAD EJECUTORA: Despacho del Viceministro de Seguridad Ciudadana

El objetivo de este programa está orientado a garantizar la protección del orden social y patrimonial de los particulares optimizando los niveles de seguridad a través del fortalecimiento de las Leyes de Seguridad Pública.

Asimismo, ejecuta las políticas del Ejecutivo Nacional en cuanto a seguridad, educación y formación de agentes policiales, el control y supervisión de los servicios de vigilancia privada, custodia y traslado de valores para asegurar el pacífico disfrute de las garantías y derechos constitucionales en apoyo al desarrollo integral del país. Por otra parte, se implanta el Sistema Telemático Nacional mediante el cual se recopilará y suministrará información sobre las irregularidades que se produzcan en las comandancias de policía, empresas de vigilancia privada, custodia y transporte de valores, así como las escuelas regionales de policía.

Los programas que la Dirección de Prevención del Delito implementará tienen como norte contribuir a la disminución de los índices de violencia que sufre actualmente la sociedad venezolana, considerando que las acciones preventivas a ejecutar deben estar dirigidas a dos escenarios básicos como son la comunidad y la escuela.

La comunidad tendría especial relevancia, por ser el área donde los habitantes interactúan constantemente, compartiendo las condiciones básicas de una vida en común y, la escuela, por considerarse la institución, que después de la familia constituye una de las bases fundamentales del proceso de socialización del ser humano.

La violencia es una realidad que amerita nuestra atención como Institución, en tal sentido se coordinará con organismos gubernamentales y no gubernamentales, acciones preventivas dirigidas a disminuir conductas violentas o agresivas en la familia, la escuela y la comunidad que puedan conducir a hechos de criminalidad; por ello la intención es enfrentarla a través del fortalecimiento de un sistema de valores preventivos cónsonos con el bienestar de una sociedad responsable, consciente y capaz de asumir los retos y cambios que exige el país.

METAS Y VOLÚMENES DE TRABAJO (Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Implementar las políticas, lineamientos y estrategias para optimizar los niveles de seguridad pública, a través del fortalecimiento de las Leyes de Seguridad Ciudadana.	Coordinación	1.001.445	3.403.222.716
Incorporación de planteles de educación básica, media y diversificada, comunidades y grupos comunitarios en actividades preventivas.	Taller	7.180	2.683.921.520
Formar y capacitar agentes, para garantizar la seguridad y el mantenimiento del orden público	Capacitación	7.271	5.596.202.105
TOTAL			**11.683.346.341**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**2.180.585.868**
	- Recursos Ordinarios	2.180.585.868
4.02	Materiales y Suministros	**3.351.874.346**
	- Recursos Ordinarios	2.389.125.989
	- Gestión Fiscal	783.347.136
	- Otras Fuentes de Financiamiento	179.401.221
4.03	Servicios No Personales	**1.487.722.519**
	- Recursos Ordinarios	1.066.084.519
	- Gestión Fiscal	327.480.000
	- Otras Fuentes de Financiamiento	94.158.000
4.04	Activos Reales	**3.663.163.608**
	- Recursos Ordinarios	44.418.000
	- Gestión Fiscal	73.900.000
	- Programas y Proyectos	3.544.845.608
	- Sistema de Emergencia Metropolitano	3.000.000.000
	- Dotación de Equipos de Coordinación Policial y Escuelas Regionales de Policía	544.845.608
4.07	Transferencias	**1.000.000.000**
	- Recursos Ordinarios	1.000.000.000
	TOTAL	**11.683.346.341**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	387	1.606.321.776
- Directivo	18	143.066.808
- Profesional y Técnico	141	820.308.300
- Personal Administrativo	228	642.946.668
Personal Fijo a Tiempo Parcial	21	67.933.596
- Profesional y Técnico	11	32.485.536
- Personal Administrativo	4	9.673.200
- Personal Médico	6	25.774.860
Personal Contratado	244	506.330.496
- Empleado	244	506.330.496
TOTAL	**652**	**2.180.585.868**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.000.000.000
4.07	01	00	00	Transferencias Corrientes Internas	1.000.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	1.000.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.000.000.000
				- S0747 Hogares Crea de Venezuela.	1.000.000.000
				- Recursos Ordinarios	1.000.000.000

PROGRAMA: 07 Custodia y Rehabilitación del Recluso

UNIDAD EJECUTORA: Dirección General de Custodia y Rehabilitación del Recluso

Le corresponde a la Dirección de Custodia y Rehabilitación del Recluso, la aplicación de políticas integrales en lo penitenciario, carcelario, criminalístico y de las leyes vigentes, brindar atención integral a la población reclusa en materia social, psicológica, médica, religiosa, educativa, laboral, deportiva y cultural, la evaluación de los individuos beneficiados con medidas de semi-libertad y libertad plena, seguimiento de los casos incorporados al régimen abierto, libertad condicional y las medidas de probación.

Se contemplan los recursos necesarios para mejorar la atención de los penados así como el equipamiento de otras áreas de servicios.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Visitar y supervisar los centros penitenciarios.	Visita	171.741	671.698.056
Atención integral al interno	Interno	347.568	55.246.106.913
Atender a estudiantes de la carrera Técnico Superior Universitario.	Alumno	873	40.234.308
Vigilar y custodiar los establecimientos penitenciarios.	Vigilancia	85.752	101.000.000
TOTAL			**56.059.039.277**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**12.354.232.552**
	- Recursos Ordinarios	12.354.232.552
4.02	Materiales y Suministros	**12.679.771.036**
	- Recursos Ordinarios	7.184.621.014
	- Gestión Fiscal	5.495.150.022
4.03	Servicios No Personales	**600.435.689**
	- Recursos Ordinarios	557.735.376
	- Gestión Fiscal	27.700.313
	- Otras Fuentes de Financiamiento	15.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.04	Activos Reales	**802.600.000**
	- Gestión Fiscal	802.600.000
4.07	Transferencias	**29.622.000.000**
	- Recursos Ordinarios	8.872.000.000
	- Programas y Proyectos	20.750.000.000
	- Construcción y Rehabilitación de Centros Penitenciarios	20.000.000.000
	- Apoyo a la Reinserción Social de Delincuentes y de Menores en Situación Irregular	750.000.000
	TOTAL	**56.059.039.277**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	3.885	11.747.628.752
- Directivo	20	158.194.164
- Profesional y Técnico	600	3.454.619.712
- Personal Administrativo	3.265	8.134.814.876
Personal Fijo a Tiempo Parcial	146	523.603.800
- Profesional y Técnico	64	157.994.196
- Personal Médico	82	365.609.604
TOTAL	**4.031**	**12.271.232.552**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	28.782.000.000
4.07	01	00	00	Transferencias Corrientes Internas	1.921.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.921.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	1.237.000.000
				- A0003 Instituto Autónomo Caja de Trabajo Penitenciario.	**1.180.000.000**
				- Recursos Ordinarios	1.180.000.000
				- A0046 Instituto Nacional de Cooperación Educativa (I.N.C.E.).	**45.000.000**
				- Recursos Ordinarios	45.000.000
				- A0087 Universidad Nacional Abierta (U.N.A.).	**12.000.000**
				- Recursos Ordinarios	12.000.000
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	684.000.000
				- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**684.000.000**
				- Recursos Ordinarios	684.000.000
4.07	02	00	00	Transferencias de Capital Internas	26.861.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	26.861.000.000
4.07	02	02	99	Transferencias de Capital a Otros Organismos del Sector Público	26.861.000.000
				A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**26.861.000.000**
				- Recursos Ordinarios	6.861.000.000
				- Programas y Proyectos	20.000.000.000
				- Construcción y Rehabilitación de Centros Penitenciarios	20.000.000.000

RELACION DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	750.000.000
4.07	03	00	00	Transferencias al Exterior	750.000.000
				I0207 Comunidad Europea	750.000.000
				- Otras Fuentes de Financiamiento	750.000.000

RELACION DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	90.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	90.000.000
				- S0963 Transferencias Diversas	90.000.000

PROGRAMA: 08 Seguridad Jurídica

UNIDAD EJECUTORA: Despacho del Viceministro de Seguridad Jurídica

La seguridad jurídica es un valor esencial del estado de derecho y sobre todo un servicio público concreto, que se cristaliza en funcionamiento permanente, continuo, regular y eficaz de las dependencias estatales, encargadas de registrar y otorgar "fuerza de verdad jurídica" a los actos y derechos de los miembros del cuerpo social.

En toda sociedad, la seguridad jurídica entendida como la garantía para los ciudadanos de que sus derechos, expectativas e intereses serán respetados, siempre y cuando se conduzcan de conformidad con la ley, constituye un medio para la convivencia y el desarrollo del bienestar social e individual.

Además, mantiene una relación permanente y de gran significación con la iglesia católica y demás cultos legalmente establecidos en el país, igualmente dirige y supervisa las actividades necesarias para dar cumplimiento a las disposiciones que en materia de administración y justicia atribuye al Ministerio la Ley Orgánica del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Dirigir, coordinar y supervisar las actividades de las direcciones de registros y notarías, justicia y cultos, identificación y extranjería y división de antecedentes penales.	Documento	31.787	131.452.181
Creación y modernización de las oficinas existentes para una asistencia jurídica gratuita (Juriscentros), garantizar a los habitantes del país el derecho a profesar su fe religiosa y otras de la ley.	Documento	79.388	1.625.044.304
Automatizar y modernizar las oficinas de registros y notarías, supervisar y controlar las actividades de las mismas para una atención ciudadana eficaz.	Documento	912.210	642.652.750
TOTAL			**2.399.149.235**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**499.458.504**
	- Recursos Ordinarios	499.458.504
4.02	Materiales y Suministros	**275.057.922**
	- Recursos Ordinarios	226.112.922
	- Gestión Fiscal	33.945.000
	- Programas y Proyectos	15.000.000
	- Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano	15.000.000
4.03	Servicios No Personales	**105.350.000**
	- Recursos Ordinarios	21.350.000
	- Gestión Fiscal	20.000.000
	- Programas y Proyectos	64.000.000
	- Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano	64.000.000
4.04	Activos Reales	**318.926.909**
	- Gestión Fiscal	266.926.909
	- Programas y Proyectos	52.000.000
	- Modernización, Automatización y Fortalecimiento Institucional del Sistema Registral y Notarial Venezolano	52.000.000
4.07	Transferencias	**1.200.355.900**
	- Recursos Ordinarios	1.200.355.900
	TOTAL	**2.399.149.235**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	102	489.194.184
- Directivo	7	65.496.372
- Profesional y Técnico	48	295.642.284
- Personal Administrativo	47	128.055.528
Personal Fijo a Tiempo Parcial	9	10.264.320
- Personal Administrativo	9	10.264.320
TOTAL	**111**	**499.458.504**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.196.355.900
4.07	01	00	00	Transferencias Corrientes Internas	1.196.355.900
4.07	01	01	00	Transferencias Corrientes al Sector Privado	1.196.355.900
4.07	01	01	16	Subsidios a Entidades Religiosas	1.196.355.900
				- S0025 Arquidiócesis de Barquisimeto.	27.000.000
				- S0026 Arquidiócesis de Caracas.	27.000.000
				- S0027 Arquidiócesis de Ciudad Bolívar.	27.000.000
				- S0028 Arquidiócesis de Maracaibo.	27.000.000
				- S0029 Arquidiócesis de Mérida. .	27.000.000
				- S0030 Arquidiócesis de Valencia.	27.000.000
				- S0155 Caritas Venezolanas.	2.000.000
				- S0244 Charitas de Caracas.	2.000.000
				- S0295 Conferencia Episcopal.	148.720.000
				- S0324 Diócesis de Barcelona.	14.000.000
				- S0325 Diócesis de Barinas.	14.000.000
				- S0326 Diócesis de Cabimas.	14.000.000
				- S0327 Arquidiócesis de Calabozo.	27.000.000
				- S0328 Diócesis de Carora.	14.000.000
				- S0329 Arquidiócesis de Coro.	27.000.000
				- S0331 Diócesis de Guanare.	14.000.000
				- S0332 Diócesis de Guayana.	14.000.000
				- S0333 Diócesis de la Guaira.	14.000.000
				- S0334 Diócesis de los Teques.	14.000.000
				- S0335 Diócesis de Maracay.	14.000.000
				- S0336 Diócesis de Margarita.	14.000.000
				- S0337 Diócesis de Maturín.	14.000.000
				- S0338 Diócesis de San Carlos.	14.000.000
				- S0339 Diócesis de San Cristóbal.	14.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- S0340 Diócesis de San Felipe.	14.000.000
				- S0341 Diócesis de San Fernando de Apure.	14.000.000
				- S0342 Diócesis de Trujillo.	14.000.000
				- S0343 Diócesis de Valle la Pascua.	14.000.000
				- S0871 Otras ayudas para reparar edificaciones Eclesiásticas.	85.000.000
				- S0952 Sostenimiento de Misiones.	25.960.000
				- S0953 Sostenimiento de Seminarios.	20.462.400
				- S1021 Arquidiócesis de Cumaná.	30.000.000
				- S1053 Vicariato Apostólico de Tucupita.	12.500.000
				- S1057 Cardenal Rosalio Castillo.	6.500.000
				- S1058 Obispos Eméritos.	17.506.000
				- S1059 Vicariato Apostólico de Machiques.	12.500.000
				- S1060 Vicariato Apostólico de Caroní.	12.500.000
				- S1061 Vicariato Apostólico de Puerto Ayacucho.	12.500.000
				- S1062 Rectores de Seminario.	10.353.400
				- S1147 Diócesis de Puerto Cabello.	14.000.000
				- S1148 Diócesis de El Vigía	14.000.000
				- S1269 Convenio de Asistencia Religiosa en las Cárceles.	173.014.000
				- S1288 Diócesis de Punto Fijo.	14.000.000
				- S1289 Diócesis de Guarenas.	15.340.100
				- S1291 Proyecto de Orientac. Católica Salud y Familia AC.	10.000.000
				- S1292 Pastoral Medios de Comunicación Arzobispado de Caracas.	10.000.000
				- S1293 Pastoral Social Arquidiócesis de Caracas.	10.000.000
				- S1294 Proyecto Misiones del Seminario San Pedro Apóstol - Diócesis de la Guaira.	4.000.000
				- S1296 Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández.	4.000.000
				- S1491 Diócesis de Carúpano.	14.000.000
				- S1517 Cardenal Ignacio Velasco.	6.500.000
				- S1521 Museo Diocesano Lucas Guillermo Castillo.	5.000.000
				- S1529 Catedral Arquidiocesana de Calabozo.	18.000.000
				- S1530 Casa Hogar Monseñor Alvaréz.	22.000.000
				- S1544 Archivo Histórico de la Arquidiócesis de Caracas.	10.000.000

PROGRAMA: 09 Identificación y Extranjería

UNIDAD EJECUTORA: Dirección General de Identificación y Extranjería

Con la finalidad de mejorar los servicios que presta este programa y cumplir con la misión de dotar a los venezolanos y extranjeros, residenciados legalmente en el país de un Sistema de Identificación de alta calidad y confiabilidad para el desarrollo de controles de seguridad., se implementarán nuevas tecnologías y equipos.

De igual manera, está programada la optimización del servicio en cuanto a reducir el tiempo de entrega del documento, incrementar la calidad de la información y sus controles internos; así como la que debe suministrar a los entes públicos, con la infraestructura y plataforma tecnológica desarrollada en forma coherente y que sea capaz de adecuarse a los cambios que pueda experimentar en los próximos años, brindando así un conjunto de servicios al ciudadano acorde con lo que un estado moderno debe proporcionar.

Se pretende modernizar las oficinas a nivel nacional, tanto en su estructura física como en los equipos de telecomunicaciones para poder implantar la tecnología de punta adecuada, capaz de controlar y canalizar el flujo de información de manera oportuna y confiable, brindando de esta manera los servicios en forma rápida con altos niveles de seguridad documental.

Así mismo el programa tiene previsto mediante la instalación de un sistema de información, ejercer un control eficaz de la entrada y salida de extranjeros, así como el movimiento migratorio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Conceder a los ciudadanos un documento de identidad de alta calidad y seguridad y ejercer un control de extranjeros y un movimiento migratorio.	Documento	7.993.170	32.973.043.303
TOTAL			32.973.043.303

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**8.943.459.456**
	- Recursos Ordinarios	8.943.459.456
4.02	Materiales y Suministros	**2.926.464.197**
	- Recursos Ordinarios	1.226.123.925
	- Gestión Fiscal	1.700.340.272

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.03	Servicios No Personales	**20.799.000.000**
	- Gestión Fiscal	799.000.000
	- Programas y Proyectos	20.000.000.000
	- Sistema de Identificación Ciudadana y Control Migratorio	20.000.000.000
4.04	Activos Reales	**304.119.650**
	- Gestión Fiscal	304.119.650
	TOTAL	**32.973.043.303**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.386	8.943.459.456
- Directivo	28	224.417.292
- Profesional y Técnico	880	4.672.780.512
- Personal Administrativo	1.478	4.046.261.652
TOTAL	**2.386**	**8.943.459.456**

PROGRAMA: 10 Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

UNIDAD EJECUTORA: Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

El Cuerpo de Investigaciones Científicas, Penales y Criminalística es una Institución especializada, facultada para realizar los procedimientos técnicos y científicos en materia penal para la comprobación de los delitos a través del acopio de pruebas y la identificación de sus autores y partícipes, respetando los derechos humanos.

Esto obliga a realizar una eficiente y efectiva labor para proveer en un plazo muy breve, el resultado del análisis de las evidencias de cualquier tipo, dejadas o no en el sitio del delito, para ello realiza tres procesos medulares cuyos productos y resultados cumplen con las exigencias del Código Orgánico Procesal Penal.

El Instituto Universitario es una organización académica, donde se imparte la formación en el ámbito de la investigación criminal, a estudiantes de las carreras de Técnico Superior Universitario, Licenciado y Post-Grado con la finalidad ulterior de proveer al Cuerpo de Investigaciones Científicas, Penales y Criminalística del personal policial requerido, así como consolidar la formación de los funcionarios a nivel medio y gerencial de dicha organización.

La tecnificación de la función policial requiere no solo de la formación profesional y la capacitación técnica de los funcionarios.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Formación y capacitación de profesionales universitarios en el campo de la investigación criminal.	Capacitación	131.901	3.946.089.179
Investigaciones científicas	Investigación	56.500	143.594.590.460
TOTAL			**147.540.679.639**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	**128.933.848.139**
	- Recursos Ordinarios	90.826.682.467
	- Gestión Fiscal	31.704.665.672
	- Otras Fuentes de Financiamiento	6.402.500.000
4.02	Materiales y Suministros	**2.460.099.000**
	- Recursos Ordinarios	517.329.000
	- Otras Fuentes de Financiamiento	1.942.770.000
4.03	Servicios No Personales	**4.046.132.500**
	- Recursos Ordinarios	1.025.076.000
	- Otras Fuentes de Financiamiento	3.021.056.500
4.04	Activos Reales	**243.400.000**
	- Gestión Fiscal	41.100.000
	- Otras Fuentes de Financiamiento	202.300.000
4.07	Transferencias	**11.657.200.000**
	- Gestión Fiscal	30.000.000
	- Otras Fuentes de Financiamiento	11.627.200.000
4.51	Gastos de Defensa y Seguridad del Estado	**200.000.000**
	- Otras Fuentes de Financiamiento	200.000.000
TOTAL		**147.540.679.639**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	7.503	60.896.548.057
- Directivo	1.574	21.553.286.952
- Profesional y Técnico	3.751	28.919.694.043
- Personal Administrativo	2.141	10.305.850.698
- Personal Médico	4	23.714.424
- Obrero	33	94.001.940
Personal Fijo a Tiempo Parcial	12	50.133.756
- Profesional y Técnico	6	31.730.004
- Personal Administrativo	4	9.123.840
- Personal Médico	2	9.279.912
Personal Contratado	283	804.812.424
- Empleado	283	804.812.424
TOTAL	**7.798**	**61.751.494.237**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	11.477.200.000
4.07	01	00	00	Transferencias Corrientes Internas	11.477.200.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	11.477.200.000
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	11.477.200.000
				A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	**11.477.200.000**
				- Otras Fuentes de Financiamiento	11.477.200.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	150.000.000
4.07	03	00	00	Transferencias al Exterior	150.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	150.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	150.000.000
				I0119 Organización Internacional de Policía (INTERPOL).	**150.000.000**
				- Otras Fuentes de Financiamiento	150.000.000

Ministerio del Interior y Justicia

Ministerio de la Producción y el Comercio

MINISTERIO DE LA PRODUCCIÓN Y EL COMERCIO

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio de la Producción y el Comercio, integra las actividades realizadas por los Viceministros de Industria, Comercio, Turismo y sus Entes Adscritos. En este sentido, promueve el desarrollo industrial, comercial y turístico del país, a través del diseño de políticas coherentes y viables, mediante la concertación del sector público y privado, a objeto de contribuir al incremento de manera sistemática de los niveles de productividad y competitividad en dichos sectores, con la finalidad de incentivar el crecimiento económico y la transformación social.

❖ Competencia del Ministerio de la Producción y el Comercio

Es competencia del Ministerio la formulación y seguimiento de políticas, estrategias, planes y acciones que conlleven al desarrollo de los sectores inherentes a su ámbito. En este contexto, orienta sus acciones hacia el impulso de la base productiva del país, enmarcada en un conjunto de estrategias que le permitan adecuarse al mercado globalizado.

Igualmente, deberá afianzar el desarrollo del país mediante la organización, capacitación, investigación, asistencia técnica y fortalecimiento de las capacidades de gestión del desarrollo de la Pequeña y Mediana Industria (PYMI) y garantizar que las cooperativas que estén ubicadas en el país sean productoras de bienes o prestadoras de servicios, mediante el establecimiento de márgenes de preferencias y la utilización de esquemas de contratación que impliquen la incorporación de bienes con valor agregado nacional y transferencia de tecnología.

Propiciará el desarrollo de la Pequeña y Mediana Empresa (PYME), a objeto de fortalecer el desarrollo de las cadenas industriales, permitiendo un ambiente de sana competencia que estimule el mercado de bienes y servicios. En este sentido, fortalecerá los acuerdos comerciales, incentivando las exportaciones no tradicionales.

Promoverá el desarrollo del comercio interno, con el objeto de convertirlo en una actividad competitiva y eficiente, mediante la aplicación de políticas que contribuyan a la modernización de la estructura institucional y de servicios. Contribuir con el logro de que nuestro país se inserte en la economía internacional mediante la vigencia, revisión, renegociación y suscripción de acuerdos comerciales, que estimulen las exportaciones de bienes y servicios competitivos, generando mayor valor agregado nacional, debiendo ser estos producidos en la República Bolivariana de Venezuela.

Contribuirá a desarrollar y consolidar la actividad turística del país, como actividad competitiva dentro de la economía con criterios de sostenibilidad, garantizando la infraestructura y los servicios públicos requeridos para estimular la iniciativa privada. Asimismo, promocionará nuevos espacios turísticos y consolidará los existentes a objeto de captar el turismo internacional.

❖ Lineamientos Generales de la Política Presupuestaria

Las políticas y acciones estarán orientadas a incentivar la base productiva del país, mediante la aplicación de un conjunto de estrategias que permitan el crecimiento diversificado de la economía, generando las condiciones para asegurar la participación del sector privado; impulsar el crecimiento de la producción competitiva, mediante la mejora de la calidad y la productividad, con base en los requerimientos y exigencias del mercado nacional e internacional; promover el incremento de la inversión privada nacional y extranjera hacia los sectores de su competencia; mejorar la balanza comercial del país a través del impulso sostenido de las exportaciones no tradicionales y desarrollar e incentivar la actividad turística dentro del país.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas de la Institución	Hora/Hombre	1.900	32.669.985.292
Implementación de Políticas para el Desarrollo de la Industria	Política	1	11.737.768.884
Fomento, Promoción y Desarrollo del Comercio Exterior e Interior	Política	1	13.288.492.353
Desarrollo de Políticas para Fomentar el Turismo	Política	1	4.633.253.471
TOTAL			**62.329.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	32.669.985.292
03	Industria	11.737.768.884
04	Comercio	13.288.492.353
05	Turismo	4.633.253.471
	TOTAL	**62.329.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	24.491.825.330
	- Recursos Ordinarios	18.424.035.077
	- Gestión Fiscal	1.290.000.000
	- Otras Fuentes de Financiamiento	4.777.790.253
4.02	Materiales y Suministros	1.392.115.563
	- Recursos Ordinarios	917.460.683
	- Gestión Fiscal	13.800.000
	- Otras Fuentes de Financiamiento	460.854.880
4.03	Servicios No Personales	8.901.411.920
	- Recursos Ordinarios	3.732.985.259
	- Gestión Fiscal	3.222.398.744
	- Otras Fuentes de Financiamiento	1.946.027.917
4.04	Activos Reales	1.027.152.500
	- Recursos Ordinarios	386.152.750
	- Gestión Fiscal	376.000.000
	- Otras Fuentes de Financiamiento	264.999.750
4.05	Activos Financieros	2.500.000.000
	- Programas y Proyectos	2.500.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
	- Recursos Ordinarios	300.000.000
	- Gestión Fiscal	500.000.000
	- Otras Fuentes de Financiamiento	100.000.000
4.07	Transferencias	23.116.994.687
	- Recursos Ordinarios	10.712.466.231
	- Gestión Fiscal	1.111.501.256
	- Programas y Proyectos	9.800.000.000
	- Otras Fuentes de Financiamiento	1.493.027.200
	TOTAL	**62.329.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	879	8.221.341.150
- Directivo	89	1.434.856.512
- Profesional y Técnico	418	5.123.764.296
- Personal Administrativo	214	1.148.766.689
- Obrero	158	513.953.653
Personal Contratado	105	696.318.408
- Empleado	93	654.969.840
- Obrero	12	41.348.568
TOTAL	**984**	**8.917.659.558**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	56	163.962.056
IV	258.401 - 308.400	139	460.369.843
V	308.401 - 358.400	39	156.725.711
VI	358.401 - 408.400	41	193.123.847
VII	408.401 - 458.400	33	173.436.229
VIII	458.401 - 508.400	62	360.453.180
IX	508.401 - 558.400	44	284.375.299
X	558.401 - 608.400	29	202.636.655
XI	608.401 - 658.400	26	197.676.418
XII	658.401 - 708.400	52	427.578.447
XIII	708.401 - 758.400	38	338.941.510
XIV	758.401 - 808.400	15	138.876.786
XV	808.401 - 858.400	56	560.652.103
XVI	858.401 - 908.400	39	411.558.857
XVII	908.401 Y MÁS	315	4.847.292.617
TOTAL		**984**	**8.917.659.558**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0083	Universidad de Los Andes (U.L.A.)	200.000.000
A0142	Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	5.200.000.000
A0205	Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	2.000.000.000
A0211	Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	2.700.000.000
A0841	Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa (FONPYME, S. A.)	2.500.000.000
A0846	Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	3.000.000.000
A0908	Servicio Nacional de Contrataciones	850.000.000
A1204	Zona Industrial Costa Oriental del Lago, C.A. (ZICOLCA)	1.250.000.000
	TOTAL	**17.700.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.106.527.087
4.07	01	00	00	Transferencias Corrientes Internas	1.106.527.087
4.07	01	01	00	Transferencias Corrientes al Sector Privado	1.106.527.087
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	403.000.000
				- S0730 Guardería Infantil Negra Hipólita	153.000.000
				- S1500 Comité de Damas del Ministerio de la Producción y el Comercio	250.000.000
4.07	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	703.527.087
				- S0300 Consejo de Economía Nacional	153.527.087
				- S0301 Consejo Nacional de Promoción de Inversiones (CONAPRI)	400.000.000
				- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	150.000.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas de la Institución	Hora/Hombre	1.900	32.669.985.292
TOTAL			**32.669.985.292**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	17.804.995.957
	- Recursos Ordinarios	11.804.379.666
	- Gestión Fiscal	1.290.000.000
	- Otras Fuentes de Financiamiento	4.710.616.291
4.02	Materiales y Suministros	850.299.355
	- Recursos Ordinarios	571.861.043
	- Otras Fuentes de Financiamiento	278.438.312
4.03	Servicios No Personales	5.442.082.380
	- Recursos Ordinarios	1.733.202.340
	- Gestión Fiscal	2.418.624.744
	- Otras Fuentes de Financiamiento	1.290.255.296
4.04	Activos Reales	469.140.000
	- Recursos Ordinarios	143.640.000
	- Gestión Fiscal	178.000.000
	- Otras Fuentes de Financiamiento	147.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
	- Recursos Ordinarios	300.000.000
	- Gestión Fiscal	500.000.000
	- Otras Fuentes de Financiamiento	100.000.000
4.07	Transferencias	7.203.467.600
	- Recursos Ordinarios	6.753.939.144
	- Gestión Fiscal	206.501.256
	- Otras Fuentes de Financiamiento	243.027.200
	TOTAL	**32.669.985.292**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	403.000.000
4.07	01	00	00	Transferencias Corrientes Internas	403.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	403.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	403.000.000
				- S0730 Guardería Infantil Negra Hipólita	153.000.000
				- S1500 Comité de Damas del Ministerio de la Producción y el Comercio	250.000.000

PROGRAMA: 03 Industria

UNIDAD EJECUTORA: Viceministro de Industria

Este programa tiene como objetivo formular las políticas, planes, programas y proyectos orientados a promover el desarrollo industrial, el fortalecimiento de las Pequeña y Mediana Empresa (PYME), Pequeña y Mediana Industria (PYMI) y el desarrollo de las cadenas industriales, lo cual permitirá reactivar y modernizar el parque industrial del país.

Las acciones más relevantes a desarrollar son:

❖ Establecer y fortalecer el desarrollo industrial.

❖ Elaborar programas para la reactivación de empresas inactivas.

❖ Formular planes integrales para estimular el desarrollo de las PYME.

❖ Fortalecer la Pequeña y Mediana Industria del país (PYMI)

❖ Consolidación de los parques industriales

❖ Suscripción de convenios de cooperación

❖ Fortalecer el desarrollo de las cadenas industriales.

❖ Promover, captar y difundir las oportunidades de inversión de carácter industrial en el país.

❖ Propiciar la materialización de proyectos de inversión que beneficien la economía real.

❖ Establecer un sistema de información contentivo de indicadores de productividad y competitividad requeridos para la implementación de política.

❖ Promover y estimular la innovación tecnológica aplicada a procesos industriales, mediante la adecuada coordinación interinstitucional con el Ministerio de Ciencia y Tecnología.

❖ Cooperar en la educación, investigación y promoción de las actividades de normalización, reglamentaciones técnicas, calidad y metrología, con el fin de lograr la unificación de criterios a ser aplicados por los entes públicos.

❖ Propiciar el desarrollo de la metrología aplicada y científica.

❖ Controlar la aplicación de las Normas Venezolanas COVENIN.

❖ Sustanciar los procedimientos administrativos sancionatorios, establecidos en la Ley de Metrología y en la Ley sobre Normas Técnicas y Control de Calidad.

❖ Consolidar el desarrollo industrial a través del financiamiento del capital de trabajo vinculado a los proyectos de inversión.

❖ Promover y financiar proyectos de carácter social.

❖ Prestar asistencia técnica integral que incluye capacitación, formación y creación de microempresas, economías populares y cooperativas.

❖ Apoyar las políticas del Ejecutivo Nacional, en su afán de vincular la producción con el bienestar social y conformar una economía competitiva en sectores industriales distintos al petróleo.

❖ Promover en el país el manejo más eficiente, la sustitución y la eliminación gradual de las sustancias agotadoras de la capa de ozono (SAO) a escala industrial, comercial y doméstica.

FONDO NACIONAL DE GARANTÍAS RECÍPROCAS PARA LA PEQUEÑA Y MEDIANA EMPRESA (FONPYME, S.A.)

Es una sociedad mercantil constituida con aportes de organismos públicos, para facilitar el acceso de las pequeñas y medianas empresas al crédito del Sistema Financiero. Su objetivo es respaldar las operaciones que realicen las Sociedades de Garantías Recíprocas, hasta por el 50% del monto de los avales otorgados para reafianzamiento del Sistema Nacional de Garantías Recíprocas, incentivando el desarrollo de la pequeña y mediana industria. El Ejecutivo Nacional le asigna recursos por Bs. 2.500,0 millones, por Ley de Endeudamiento, para la ejecución del Proyecto Suscripción y Pago de Acciones para el Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa.

Las actividades a realizar se detallan a continuación:

❖ Respaldar las operaciones económicas que realicen las Sociedades de Garantías Recíprocas, destinadas a beneficiar a las pequeñas y medianas empresas.

❖ Administrar los recursos económicos de una manera eficiente, para un mayor rendimiento financiero, con un nivel mínimo de riesgo y garantizar el funcionamiento administrativo.

❖ Instrumentar nuevos programas y proyectos a ejecutar, que permita el despliegue organizacional en sus roles más críticos, para lograr el desarrollo e implementación del sistema interno, interconectado con entes externos asociados al entorno económico-social.

INSTITUTO NACIONAL DE DESARROLLO DE LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

Tiene como objetivo, garantizar el apoyo, fomento, promoción, recuperación y desarrollo de la pequeña y mediana industria como factor fundamental de la dinámica productiva del país, sustentándola en la iniciativa popular y asegurándole la capacitación, asistencia técnica y el oportuno financiamiento, siendo reconocida como fuente generadora de empleo y de inversiones. Se prevé una asignación de recursos por Bs. 3.000,0 millones, desglosados de la siguiente manera: transferencias para gastos corrientes Bs. 500,0 millones y gastos de capital Bs. 2.500,0 millones, por concepto de la Ley de Endeudamiento 2003, para la ejecución del Proyecto "Financiamiento Directo a la Pequeña y Mediana Industria".

Dentro de las actividades más destacadas tenemos:

❖ Financiamiento directo de la pequeña y mediana industria

❖ Reactivación de la pequeña y mediana industria

❖ Asistencia técnica a la pequeña y mediana industria

❖ Consolidación de los parques industriales

❖ Implementación y gestión del sistema de información industrial

❖ Promoción de imagen corporativa

❖ Suscripción de convenios de cooperación

❖ Cooperar con el logro de las políticas y estrategias para la dinamización del sector productivo.

SERVICIO NACIONAL DE CONTRATACIONES (SENACON)

El objetivo de este Servicio es la organización flexible y proactiva que facilita la interrelación entre la oferta y la demanda gubernamental, contribuyendo con el desarrollo económico del país, basándose en una plataforma tecnológica de punta. Se le asigna un aporte por Bs. 850,0 millones, correspondiendo Bs. 650,0 millones a gastos corrientes y Bs. 200,0 millones a gastos de capital.

Las acciones a realizar son las siguientes:

❖ Facilitar y apoyar las contrataciones del sector público, con la finalidad de proveer la información necesaria para la contratación de obras y adquisición de bienes y servicios.

❖ Fortalecimiento de las operaciones mediante la automatización, a los efectos de mantener la data actualizada y los registros disponibles.

UNIVERSIDAD DE LOS ANDES (ULA)

Se prevé una asignación de Bs. 200,0 millones por Ley de Endeudamiento, para la ejecución del proyecto Programa de Desarrollo y Fortalecimiento de una Incubadora de Empresas de Base Tecnológica en el Estado Mérida, teniendo como objetivo específico fortalecer y expandir la capacidad técnica y comercial de la incubadora de empresas de base tecnológica, operando actualmente en forma de proyecto piloto. En principio se fortalecerán emprendimientos en los sectores de instrumentación, biotecnología, teleinformática e ingeniería biomédica.

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACION, CALIDAD, METROLOGIA Y REGLAMENTOS TÉCNICOS (SENCAMER)

Este servicio es el ente rector y regulador del sistema de planificación, coordinación y control de las actividades de normalización, calidad y metrología a nivel nacional con apoyo internacional, aplicada tanto al sector público como privado, teniendo como objetivo principal la verificación del cumplimiento de la normativa establecida en esa área, apoyando la industria de Venezuela y fomentando su reconocimiento en el ámbito internacional. Se ha previsto una asignación por Bs. 2.000,0 millones, por Ley de Endeudamiento, para la ejecución de los siguientes proyectos: Construcción y Equipamiento de los Laboratorios Nacionales de Metrología, Implantación del Sistema de Calidad de SENCAMER y SENCAMER Virtual.

Entre sus acciones más relevantes se cuentan:

❖ Controlar la aplicación de los reglamentos técnicos o Normas Venezolanas COVENIN

❖ Cooperar y promover la adopción, adaptación o elaboración de normas técnicas.

❖ Recabar, evaluar y coordinar los requerimientos de los sectores públicos y privados en materia de normalización, reglamentaciones técnicas, calidad y metrología y gestionar su introducción en los planes y programas de las organizaciones públicas y privadas que conforman dicho sistema.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Implementación de Políticas para el Desarrollo de la Industria	Política	1	11.737.768.884
TOTAL			**11.737.768.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	758.263.771
	- Recursos Ordinarios	758.263.771
4.02	Materiales y Suministros	67.600.000
	- Recursos Ordinarios	37.650.000
	- Otras Fuentes de Financiamiento	29.950.000
4.03	Servicios No Personales	468.625.113
	- Recursos Ordinarios	274.193.912
	- Gestión Fiscal	55.000.000
	- Otras Fuentes de Financiamiento	139.431.201
4.04	Activos Reales	93.280.000
	- Recursos Ordinarios	41.500.000
	- Gestión Fiscal	10.000.000
	- Otras Fuentes de Financiamiento	41.780.000
4.05	Activos Financieros	2.500.000.000
	A0841- Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa	**2.500.000.000**
	Inversión Financiera	2.500.000.000
	– Programas y Proyectos	2.500.000.000
	• Suscripción y Pago de Acciones para el Fondo Nacional de Garantías para la Pequeña y Mediana Empresa	2.500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	7.850.000.000
	A0846- Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	**3.000.000.000**
	Transferencias Corrientes	500.000.000
	− Recursos Ordinarios	300.000.000
	− Otras Fuentes de Financiamiento	200.000.000
	Transferencias de Capital	2.500.000.000
	− Programas y Proyectos	2.500.000.000
	• Financiamiento Directo a la Pequeña y Mediana Industria	2.500.000.000
	A0908- Servicio Nacional de Contrataciones	**850.000.000**
	Transferencias Corrientes	650.000.000
	− Recursos Ordinarios	350.000.000
	− Otras Fuentes de Financiamiento	300.000.000
	Transferencias de Capital	200.000.000
	− Gestión Fiscal	200.000.000
	A0083- Universidad de Los Andes (ULA)	**200.000.000**
	Transferencias de Capital	200.000.000
	− Programas y Proyectos	200.000.000
	• Programa de Desarrollo y Fortalecimiento de una Incubadora de Empresas de Base Tecnológica en el Edo. Mérida	200.000.000
	A0205- Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	**2.000.000.000**
	Transferencias de Capital	2.000.000.000
	− Programas y Proyectos	2.000.000.000
	• Construcción y Equipamiento de los Laboratorios Nacionales de Metrología	1.500.000.000
	• SENCAMER Virtual	312.000.000
	• Implantación del Sistema de Calidad de SENCAMER	188.000.000
	A1204- Zona Industrial Costa Oriental del Lago, C.A. (ZICOLCA)	**1.250.000.000**
	Transferencias Corrientes	350.000.000
	− Recursos Ordinarios	350.000.000
	Transferencias de Capital	900.000.000
	− Programas y Proyectos	900.000.000
	• Ejecución de Obras Zona Industrial	900.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	Otras Transferencias	**550.000.000**
	– Recursos Ordinarios	500.000.000
	– Otras Fuentes de Financiamiento	50.000.000
	TOTAL	11.737.768.884

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	550.000.000
4.07	01	00	00	Transferencias Corrientes Internas	550.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	550.000.000
4.07	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	550.000.000
				- S0301 Consejo Nacional de Promoción de Inversiones (CONAPRI)	400.000.000
				- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	150.000.000

PROGRAMA: 04 Comercio

UNIDAD EJECUTORA: Viceministro de Comercio

Este programa tiene como objetivo promover el desarrollo y fortalecimiento de un mercado interno eficiente y competitivo, adecuando el marco normativo a la Constitución de la República Bolivariana de Venezuela, con el propósito de garantizar condiciones de competencia y equidad que permitan fortalecer el sistema institucional del comercio, a fin de administrar adecuadamente las regulaciones que aseguren el funcionamiento de los mercados, así como la coordinación y actuación con autoridades nacionales, estadales y municipales que permitan generar el desarrollo del mercado interior; igualmente la inserción exitosa del país en la economía internacional.

Dentro de sus acciones destacan:

❖ Promover el desarrollo y fortalecimiento del mercado interno, a objeto de convertirlo en una actividad competitiva, mediante la modernización de la estructura institucional y de servicios.

❖ Inserción exitosa y posicionamiento de Venezuela en la economía internacional, a través de la suscripción de acuerdos comerciales, renegociaciones que permitan obtener condiciones favorables para nuestro país.

❖ Fomentar, diversificar e incentivar las exportaciones no tradicionales.

❖ Fomentar un ambiente de sana competencia, que estimule el mercado interno de bienes y servicios.

❖ Defensa activa de nuestros mercados nacionales e internacionales.

❖ Perfeccionar y profundizar el proceso de integración andina, con miras a fortalecer la Comunidad Andina de Naciones (CAN) y consolidar la unión aduanera.

❖ Establecer y adecuar el marco normativo legal bajo condiciones de competencia y equidad.

❖ Defender los intereses económicos del país en los casos de controversias internacionales.

❖ Afianzar y promover el desarrollo de programas educativos, a objeto de proteger y defender al consumidor y al usuario.

❖ Identificar y gestionar la eliminación de medidas que dificulten o impidan el acceso de nuestros productos a los mercados externos.

❖ Promover, junto con los Ministerios de Agricultura y Tierras, Finanzas y el SENIAT, la aplicación de procedimientos expeditos que permitan a los exportadores recuperar oportunamente los créditos fiscales (Draw Back, bonos de exportación para productos agrícolas, otros).

❖ Impulsar la creación de nuevos productos y servicios financieros, que se adapten a las necesidades de financiamientos del exportador y que contribuyan al mejoramiento de su competitividad en los mercados internacionales.

❖ Fortalecer la estructura administrativa responsable de promover las exportaciones de bienes y servicios, que permita establecer una red de oficinas comerciales en el exterior.

COMISION ANTIDUMPING Y SOBRE SUBSIDIOS (CASS)

Su objetivo fundamental es velar por el cumplimiento de la "Ley Sobre Prácticas Desleales del Comercio Internacional y su Reglamento", así como el cumplimiento de todos los acuerdos internacionales en materia antidumping y sobre subsidios. Supervisará la aplicación sobre medidas compensatorias y salvaguardias de los cuales sea parte la República Bolivariana de Venezuela. En ejercicio de estas funciones, la Comisión se encarga de conducir todos los procedimientos e investigaciones destinados a determinar la existencia de dumping o subsidios y de daño a la producción nacional de bienes similares, todo ello con el fin de compensar el efecto perjudicial que estas prácticas podrían causar sobre el producto nacional, así como velar para que la competencia entre los bienes nacionales e importados se dé en igualdad de condiciones.

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCIÓN DE LA LIBRE COMPETENCIA (PRO-COMPETENCIA)

Tiene como objetivo promover y proteger el ejercicio de la libre competencia y la eficiencia económica en beneficio de los productores y consumidores dentro del ámbito nacional, mediante la prevención, educación y castigo de conducta anticompetitiva, con la finalidad de lograr la eficacia social de los mercados y satisfacer los requerimientos del consumidor.

Las acciones a realizar son las siguientes:

❖ Determinar y sancionar las prácticas monopólicas y demás medios que puedan impedir, restringir, falsear o limitar el goce de la libre competencia.

❖ Garantizar la libre competencia mediante la apertura de investigaciones o procedimientos administrativos sancionatorios sobre prácticas prohibidas de acuerdo a la ley. Todo ello en pro de la eficiencia y equidad del mercado venezolano.

SUPERINTENDENCIA NACIONAL DE COOPERATIVA (SUNACOOP)

Es la encargada de ejercer las funciones de control y fiscalización de las cooperativas y sus organismos de integración. Igualmente, coordina el desarrollo de actividades de políticas cooperativas que promueve el Estado Venezolano, de conformidad con lo establecido en la Constitución de la República Bolivariana de Venezuela.

Dentro de sus principales acciones tenemos:

❖ Garantizar la igualdad de condiciones para participar en las compras y concesiones del Estado

❖ Promover la elaboración de planes de desarrollo para el fomento del cooperativismo en el país.

❖ Establecimiento de sistemas de formación y capacitación sobre la creación de cooperativas

❖ Incentivar la participación de los trabajadores y la comunidad en la gestión de cooperativas.

❖ Llevar el registro y control de las cooperativas existentes en todo el país.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (SIEX)

La Superintendencia tiene como objetivo promover, captar, proteger y registrar los flujos de capitales en las actividades productivas del país, a través de empresas nacionales mixtas y extranjeras.

Entre sus acciones más importantes están:

❖ Establecer relaciones con entes internacionales para la promoción y captación de inversiones.

❖ Promover y captar inversiones mediante la realización de eventos y acuerdos con las gobernaciones y alcaldías.

❖ Fiscalizar la ejecución de contratos de tecnología, evaluar y hacer seguimiento a las inversiones.

❖ Procesar y emitir estadísticas relativas al flujo de las inversiones.

❖ Elaborar perfiles de inversión.

INSTITUTO PARA LA DEFENSA Y EDUCACION DEL CONSUMIDOR Y DEL USUARIO (INDECU)

Este Ente tiene como objetivo fundamental orientar, informar y educar a los consumidores sobre los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores, y aplicar las sanciones a que hubiere lugar por sus transgresiones. Se ha previsto una asignación de Bs. 5.200,0 millones, correspondiendo a transferencias para gastos corrientes Bs. 3.700,0 millones y transferencias para gastos de capital Bs. 1.500,0 millones, por Ley de Endeudamiento, para ejecutar el Proyecto Consolidación del Sistema Nacional Portal de Denuncias a Nivel Municipal y Estadal.

Las acciones a realizar son las siguientes:

❖ Garantizar la defensa y salvaguarda de los intereses a consumidores y usuarios de todo el país, consagrados en la Ley de Protección al Consumidor y al Usuario.

❖ Atender las denuncias y reclamos de consumidores y usuarios del país, a objeto de dirimir controversias y sancionar hechos violatorios a la ley.

❖ Promover y fortalecer la conformación de agrupaciones de consumidores y usuarios del país.

❖ Educar e informar a consumidores y usuarios, a fin de ampliar su capacidad de reflexión y actuación, propiciando su organización e intervención en el mercado de bienes y servicios.

❖ Monitorear el mercado de bienes y servicios, para informar a los consumidores y usuarios sobre la situación real del mercado, en lo concerniente a precios, costos y tarifas.

❖ Fomentar la creación de asociaciones de consumidores.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Fomento, Promoción y Desarrollo del Comercio Exterior e Interior	Política	1	13.288.492.353
TOTAL			13.288.492.353

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	5.071.712.534
	- Recursos Ordinarios	5.004.538.572
	- Otras Fuentes de Financiamiento	67.173.962
4.02	Materiales y Suministros	284.954.948
	- Recursos Ordinarios	209.404.948
	- Gestión Fiscal	13.800.000
	- Otras Fuentes de Financiamiento	61.750.000
4.03	Servicios No Personales	2.310.467.784
	- Recursos Ordinarios	1.308.333.666
	- Gestión Fiscal	748.774.000
	- Otras Fuentes de Financiamiento	253.360.118
4.04	Activos Reales	257.830.000
	- Recursos Ordinarios	111.630.000
	- Gestión Fiscal	103.000.000
	- Otras Fuentes de Financiamiento	43.200.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	5.363.527.087
	A0142- Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	**5.200.000.000**
	Transferencias Corrientes	3.700.000.000
	- Recursos Ordinarios	2.300.000.000
	- Gestión Fiscal	700.000.000
	- Otras Fuentes de Financiamiento	700.000.000
	Transferencias de Capital	1.500.000.000
	— Programas y Proyectos	1.500.000.000
	• Consolidación del Sistema Nacional Portal de Denuncias a Nivel Municipal y Estadal	1.500.000.000
	Otras Transferencias	**163.527.087**
	- Recursos Ordinarios	158.527.087
	- Gestión Fiscal	5.000.000
	TOTAL	**13.288.492.353**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	153.527.087
4.07	01	00	00	Transferencias Corrientes Internas	153.527.087
4.07	01	01	00	Transferencias Corrientes al Sector Privado	153.527.087
4.07	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	153.527.087
				- S0300 Consejo de Economía Nacional	153.527.087

PROGRAMA: 05 Turismo

UNIDAD EJECUTORA: Viceministro de Turismo

Tiene como objetivo el desarrollo y la promoción del turismo a nivel nacional, a través de la organización del sector, a los efectos de facilitar, fomentar, coordinar y controlar la actividad turística, estableciendo mecanismos de participación y concertación dentro de los sectores público y privado.

Sus acciones a desarrollar son las siguientes:

❖ Fomentar el crecimiento sostenido y diversificado del sector turismo.

❖ Estimular al sector privado para que fomente el turismo comunitario.

❖ Dinamizar la actividad turística mejorando la oferta de servicios.

❖ Captar nuevos eventos a nivel nacional e internacional para fomentar la economía local.

❖ Fomentar, desarrollar y promocionar nuevos espacios turísticos y consolidar los existentes, garantizando la infraestructura y los servicios públicos necesarios para estimular la iniciativa privada.

❖ Contribuir en la formación y capacitación del recurso humano del sistema turístico nacional, de acuerdo a las necesidades del sector.

INSTITUTO AUTONOMO FONDO NACIONAL DE PROMOCION Y CAPACITACION PARA LA PARTICIPACIÓN TURÍSTICA (INATUR).

Es el ente encargado de ejecutar la política de divulgación, publicidad y promoción nacional e internacional, tanto de sus actividades como de los atractivos y ofertas turísticas, así como desarrollar los planes en materia de capacitación, formación y desarrollo del recurso humano del sector turístico nacional. El Instituto recibirá un aporte de Bs. 2.700,0 millones, para gastos de funcionamiento, financiado por Ley de Endeudamiento y serán aplicados en los proyectos siguientes: Campaña Promocional y Capacitación y Participación Comunitaria.

Sus actividades fundamentales son:

❖ Promover el turismo a nivel nacional e internacional, a través de suscripción de contratos, convenios o cualquier otro tipo de acuerdo con integrantes del sistema turístico nacional o con entes públicos y privados.

❖ Convertir a Venezuela en un destino turístico competitivo, como alternativa válida para el logro del desarrollo sustentable.

❖ Promover la diversificación de la oferta turística en cuanto a calidad de servicio, atractivo a las inversiones, generación de divisas, competitividad y proyección de la imagen social, cultural y económica del país.

❖ Mantener actualizado el Registro Turístico Nacional, en el cual deben inscribirse las personas tanto naturales como jurídicas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Desarrollo de Políticas para Fomentar el Turismo	Política	1	4.633.253.471
TOTAL			**4.633.253.471**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	856.853.068
	- Recursos Ordinarios	856.853.068
4.02	Materiales y Suministros	189.261.260
	- Recursos Ordinarios	98.544.692
	- Otras Fuentes de Financiamiento	90.716.568
4.03	Servicios No Personales	680.236.643
	- Recursos Ordinarios	417.255.341
	- Otras Fuentes de Financiamiento	262.981.302
4.04	Activos Reales	206.902.500
	- Recursos Ordinarios	89.382.750
	- Gestión Fiscal	85.000.000
	- Otras Fuentes de Financiamiento	32.519.750
4.07	Transferencias	2.700.000.000
	A0211- Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	**2.700.000.000**
	Transferencias Corrientes	2.700.000.000
	– Programas y Proyectos	2.700.000.000
	• Campaña Promocional	1.700.000.000
	• Capacitación y Participación Comunitaria	1.000.000.000
	TOTAL	**4.633.253.471**

Ministerio de Infraestructura

MINISTERIO DE INFRAESTRUCTURA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La política presupuestaria de la Ley de Presupuesto 2003 del Ministerio de Infraestructura, se adapta a las Líneas del Plan de Desarrollo Económico y Social de la Nación, promulgado por el Gobierno Nacional para el periodo 2001 - 2007. En tal sentido, se afianza la ejecución de obras de infraestructura social y la intervención en los sectores de transporte, siguiendo el esquema de los cinco (5) equilibrios: Económico, Social, Político, Territorial e Internacional.

En el aspecto del equilibrio económico, el Ministerio de Infraestructura apoyándose en los mecanismos de contratación y concesión de obras, impulsa el sector de la construcción generando por esta vía empleos directos e indirectos, en aras de fomentar el crecimiento autosostenido a través del fortalecimiento de cadenas productivas; mientras se contribuye con la creación de infraestructura en beneficio de la reactivación económica, principio mantenido para la activación de complejos habitacionales con la participación de los organismos adscritos (SAFIV, SAVIR, FONDUR, FUNDABARRIOS, FUNDACOMUN, INAVI, CONAVI), que permitan la circulación monetaria, mediante las consiguientes negociaciones que estas adquisiciones generan, a la par que se crea la infraestructura social paralela (hospitales, escuelas, módulos policiales, vías, etc.) apropiada para el desarrollo de centros poblados y el mantenimiento de la expansión urbana, perseverando los criterios de expansión hacia las zonas más deshabitadas del país (zonas fronterizas, pueblos y aldeas rurales). En este sentido, se requiere continuar el mantenimiento preventivo o correctivo de las vías urbanas que permitan el traslado seguro a lo largo y ancho de nuestra geografía nacional, como son las Autopistas José Antonio Páez, Antonio José de Sucre, Rómulo Betancourt, Centro Occidental, las Vías Expresas Pampatar - La Asunción - Juan Griego y la de San Cristóbal - Rubio-San Antonio y las avenidas y vías dentro de las principales ciudades. De manera vinculante, se fortalecerán las vías agrícolas facilitando el traslado de los cultivos agrícolas y pecuarios desde los centros de producción hacia los centros de comercialización urbana, uniendo las regiones más intrínsecas de nuestros campos con las fuentes potenciales de mercadeo.

En la misma línea, se tomarán las previsiones necesarias para acondicionar la infraestructura perteneciente a las Capitanías de Puertos y la aeroportuaria.

En el vértice de la consecución del equilibrio social, la participación del MINFRA se destaca precisamente por ser el diseñador y ejecutor de la política de obras de infraestructura social, posibilitando mediante las gestiones realizadas las acciones atinentes al mantenimiento, reparación y construcción de hospitales, ambulatorios, salas de tratamientos médicos y diversos centros de salud; universidades, escuelas, núcleos universitarios, liceos, preescolares y otras unidades educativas; construcción de canchas de usos múltiples y reparaciones generales de estadios, lo cual contribuye a la universalización del deporte y actividades recreativas; complejos culturales y cívicos, en pro de la formación de mejores ciudadanos; iglesias y capillas, edificio de los Poderes Públicos e instalaciones para la Seguridad y Defensa y resguardo nacional; Sedes de Organismos o Instituciones Públicas Nacionales, renovación urbana y recreacionales, entre otras. Así mismo, a través de la participación de los organismos adscritos (SAFIV, SAVIR, FONDUR, FUNDABARRIOS, FUNDACOMUN, INAVI, CONAVI), se continuará atendiendo a la población de menores recursos económicos, impulsando la autogestión para la creación de viviendas rurales en todo el territorio nacional, mediante la transformación del rancho en viviendas dignas.

Respecto a la materia inquilinaria, se persigue la actualización del Reglamento de la Ley de Arrendamientos Inmobiliarios, a los fines de modernizar el procedimiento que delimita la aplicación de la Ley, aportando a la comunidad de inquilinos, arrendantes y arrendatarios la seguridad legal y jurídica de un basamento refrendado en base a normas jurídicas. Se ejecutarán las funciones de inspección y revisiones apropiadas a los dictámenes de rigor, para establecer los regímenes de exenciones, desalojos, reintegros, derechos de preferencia de forma profesional y objetiva, ajustada en función de las normas legales, brindando protección al inquilino y seguridad jurídica al propietario.

En este orden de ideas, la participación del Ministerio de Infraestructura para el logro del equilibrio político, se encaminará a apoyar el Sistema Nacional de Planificación, en lo atinente a la Planificación Urbana y la transformación estructural del Estado mediante el fortalecimiento de la estructura regional, brindando el apoyo para la solidificación de las gestiones descentralizadas, con el consiguiente desarrollo hacia el interior del país,

propiciando la participación ciudadana hasta en las zonas geográficas más remotas, acelerando el proceso de desconcentración en el eje centro-costero y avanzando hacia la adaptación definitiva de la nueva República.

Igualmente, se adelantarán Planes y Estudios Estratégicos en materia de transporte, a fin de identificar las variables endógenas y exógenas del sistema de transporte nacional que rindan mejores resultados, y que permitan establecer los modos vinculantes del sistema mismo, con el máximo aprovechamiento de las redes viales, fluviales y aéreas a objeto de abaratar costos y reducir el tiempo de traslado tanto de mercancías como de pasajeros. En el ámbito del equilibrio territorial, se promoverá la creación, mantenimiento y crecimiento de las Zonas Especiales de Desarrollo (ZEDES), estableciendo programas de desarrollo rural integral con la participación determinante de la construcción de vialidad agrícola (troncales, ramales, etc.) que permita la comunicación entre las zonas de comercio central y las zonas agrícolas y rurales o la que exista entre éstas, lo cual incide en la creación de condiciones para el desarrollo productivo económico y social.

Así mismo, se estimarán recursos para la correspondiente atención a la construcción, mantenimiento y fortalecimiento del equipamiento de centros poblados, ubicados en los nuevos Ejes de Desarrollo Occidental y Orinoco-Apure, generando la infraestructura apropiada para centros hospitalarios y educacionales que fortalezcan la convivencia bajo premisas de relación comunitaria, lo que promoverá la permanencia del campesino y pequeño productor en su sitio de cultivo o cría, disminuyendo la concentración en los ejes urbanos y motivando inclusive el regreso de éstos a sus lugares de origen. Dentro de este mismo marco, se requiere contar con modelos de transporte que posibiliten el traslado terrestre, aéreo, marítimo, fluvial y lacustre, con apego a las normas de seguridad de transporte nacional, urbanas e interurbanas que atraviesan todo el territorio venezolano, destacándose: Autopistas, Carreteras y Avenidas Principales entre otras. También cuentan las actividades de conservación e inspección, fortaleciendo los mecanismos de supervisión y control de las obras en ejecución. Al mismo tiempo, a través del desempeño del Cuerpo de Vigilantes de Transito Terrestre se resguardará la seguridad vial del estado venezolano, implementando operativos especiales que ordenen los órganos de seguridad competentes. En paralelo, se ejecutarán desarrollos habitacionales en coordinación con los Gobiernos Regionales y Municipales, manteniendo una política de expansión territorial afianzada en el contenido de la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público.

Con la participación del Instituto Autónomo de Ferrocarriles del Estado (IAFE), se avanzará en la interconexión ferroviaria, con el objetivo de unir poblaciones y fomentar el crecimiento y desarrollo económico y social de los poblados aledaños a las vías del tren.

Por último, mediante el equilibrio internacional, se procura acelerar el proceso de concertación internacional, activando los accesos viales fronterizos y fomentando la participación de nuestro país en las reuniones relacionadas con el tránsito aéreo internacional (convenios internacionales en este sector), así como en el área de navegación marítima. Igualmente, se brindará especial atención al crecimiento de la vialidad fronteriza, en procura de la interconexión geoeconómica con países vecinos, fomentando el intercambio comercial internacional en Sudamérica, de acuerdo a los postulados de la creación de un mercado común que posibilite el aprovechamiento racional de nuestras ventajas competitivas y geográficas del MERSOCUR. Se promoverá el acuerdo con la Agencia Federal de Aviación de los Estados Unidos (F.A.A.), en cumplimiento de las normas establecidas para acceder al status de seguridad requerido en vuelos internacionales, ejecutándose para ello los planes de inspecciones y certificaciones de aeronaves y sus respectivas empresas, de talleres, de pilotos, etc. . También se procederá con los proyectos de modernización de las torres de ayuda y radio control. También se ajustarán las ordenanzas relacionadas al Decreto con Fuerza y Rango de Ley Orgánica de los Espacios Acuáticos e Insulares (G. O. N° 37.290 de fecha 25-09-2001), con el objetivo de ajustar reglamentariamente al derecho internacional en las áreas marítimas, fluviales y lacustres del país.

Dentro de este marco de actividades, se aplicarán recursos provenientes de la Ley Especial de Endeudamiento, vinculadas a la ejecución de planes, proyectos y obras de orden estratégico para la infraestructura nacional, con especial énfasis en el transporte masivo y ferroviario, rehabilitaciones de puentes, túneles, carreteras, universidades nacionales y muy considerablemente para el sector de vivienda en procura de seguir brindando soluciones habitacionales a través del PROVIS I y II, Proyecto CAMEBA-FONDUR y desarrollos habitacionales en coordinación con los Gobiernos Regionales y Municipales.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinación, asesoramiento y apoyo técnico, presupuestario, administrativo y legal al ciudadano Ministro y a los distintos programas que conforman el Ministerio de Infraestructura	Documento	1.000	155.160.981.768
Actividades Operativas de Apoyo	Trámite	2.945.480	12.825.745.953
Construcción de Obras, Mantenimiento y Ampliación y Mejoras	M2	16.623	3.035.000.000
Inspección de Talleres, Aeronaves, Escuelas y Tripulación	Inspección	1.830	29.124.668.486
Gastos de Funcionamiento	Bs.	12	1.828.781.812
Planes Particulares	Plan	6	1.556.000.000
Elaboración de Planes de Ordenación Urbanística y Expropiaciones	Plan	26	800.000.000
Actividades Operativas de Apoyo	Unidad	243.000	10.660.436.471
Elaboración de Estudios y Proyectos	Km.	2.300	3.000.000.000
Construcción de Autopistas	Km.	53	53.000.000.000
Construcción de Vías Urbanas	Km.	24	6.320.000.000
Carreteras	Km.	73	7.000.000.000
Conservación y Mantenimiento Red Vial del País	Km.	2.112	11.965.000.000
Administración de Los Recursos Asignados para Gastos de Funcionamientos en Materia de Equipamiento	Trámite	10.305	1.875.546.435
Edificaciones Médico-Asistenciales	M2	315.447	15.796.540.000
Edificaciones para Educación Básica y Diversificada	M2	598.450	5.240.000.000
Edificaciones para Educación Superior, Ciencia Y Tecnología	M2	494.166	14.280.000.000
Edificaciones para La Cultura	M2	100.192	4.712.430.000
Edificaciones Deportivas	Edificio	2	220.000.000
Edificaciones Para Seguridad y Defensa	M2	110.925	887.800.000
Edificaciones Varias	M2	125.142	17.193.930.000
Estudios Proyectos e Inspección de Obras	M2	2	221.000.000
Inspecciones, Dictámenes, Multas y Otros Trámites Inquilinarios	Procedimiento	6.070	628.980.956
Actividades Operativas de Apoyo	Trámite	683.157	543.797.473
Estudios y Proyectos de Vías Agrícolas	Proyectos	28	4.477.200.000
Beneficios Sociales	Bolívar	4.048.098	147.557.277.822
Administración de los recursos asignados para los Gastos de Funcionamiento de cada uno de los Centros Estadales de Coordinación.	Bolívar	3.905.687	59.172.519.149
Transferencias de recursos para financiar la construcción, reconstrucción y diseño de políticas en materia de viviendas, casco histórico y otras edificaciones	Bs.	212	2.533.084.739.531
TOTAL			**3.102.168.375.856**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	155.160.981.768
03	Transporte Aéreo	44.985.414.439
04	Planificación y Regulación de Obras Públicas y Desarrollo Urbano	4.184.781.812
05	Vialidad Terrestre	91.945.436.471
06	Construcción de Edificaciones	60.427.246.435
07	Inquilinato	628.980.956
08	Vialidad Agrícola	5.020.997.473
09	Previsión y Protección Social	147.557.277.822
10	Administración Regional	59.172.519.149
98	Asignaciones a Organismos del Sector Público	2.533.084.739.531
	TOTAL	**3.102.168.375.856**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	226.200.236.783
	- Recursos Ordinarios	223.415.017.303
	- Gestión Fiscal	2.785.219.480
402	Materiales y Suministros	6.721.880.482
	- Recursos Ordinarios	
403	Servicios no Personales	27.949.382.995
	- Recursos Ordinarios	
404	Activos Reales	159.096.568.491
	- Recursos Ordinarios	39.370.027.971
	- Gestión Fiscal	24.055.180.520
	- Otras Fuentes de Financiamiento	18.865.000.000
	- Programas y Proyectos	76.806.360.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.300.000.000
	- Recursos Ordinarios	
407	Transferencias	1.896.524.576.735
	- Recursos Ordinarios	1.261.127.220.849
	- Gestión Fiscal	9.350.000.000
	- Programas y Proyectos	559.197.355.886
	- Otras Fuentes de Financiamiento	66.850.000.000
412	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	779.375.730.370
	- Programas y Proyectos	
	TOTAL	**3.102.168.375.856**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	12.526	68.622.184.710
- Directivo	925	6.196.779.888
- Profesional y Técnico	4.074	33.582.409.654
- Personal Administrativo	2.176	9.941.086.467
- Personal de Investigación	66	399.031.506
- Personal Médico	29	245.329.803
- Obreros	5.256	18.257.547.392
Personal Fijo a Tiempo Parcial	94	322.942.531
- Personal Médico	94	322.942.531
Personal Contratado	740	1.997.692.488
- Empleados	187	1.253.809.224
- Obreros	553	743.883.264
TOTAL	**13.360**	**70.942.819.729**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	557	752.318.112
II	190.081 - 208.400	22	54.285.819
III	208.401 - 258.400	456	1.327.247.879
IV	258.401 - 308.400	4.364	15.048.581.048
V	308.401 - 358.400	1.597	6.349.942.564
VI	358.401 - 408.400	1.183	5.421.956.826
VII	408.401 - 458.400	536	2.766.033.256
VIII	458.401 - 508.400	575	3.310.045.064
IX	508.401 - 558.400	229	1.463.719.645
X	558.401 - 608.400	619	4.964.871.332
XI	608.401 - 658.400	830	6.307.375.090
XII	658.401 - 708.400	568	4.681.525.540
XIII	708.401 - 758.400	445	3.895.015.306
XIV	758.401 - 808.400	431	4.039.187.173
XV	808.401 - 858.400	251	2.509.594.771
XVI	858.401 - 908.400	253	2.683.814.226
XVII	908.401 Y MÁS	444	5.367.306.078
TOTAL		**13.360**	**70.942.819.729**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0071	Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)	7.500.000.000
A0940	Instituto Autónomo de Transporte y Tránsito Terrestre (IATTT)	51.181.579.375
A0326	Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN).	55.853.043.426
A0330	Fundación Fondo Nacional de Transporte Urbano (FONTUR).	85.000.000.000
A0367	Fundación Laboratorio Nacional de Vialidad (LANAVIAL).	200.000.000
A0386	Fundación para el Equipamiento de Barrios (FUNDABARRIOS).	5.300.000.000
A0601	Desarrollo Urbano de la Costa Oriental del Lago de Maracaibo S.A. (DUCOLSA).	16.000.000.000
A0621	C.A. Metro de Caracas (CAMETRO).	201.745.471.700
A0659	Instituto Autónomo Ferrocarriles del Estado (I.A.F.E.).	402.200.000.000
A0660	Instituto Postal Telegráfico (IPOSTEL).	8.000.000.000
A0661	Instituto Nacional de Canalizaciones (I.N.C.)	4.000.000.000
A0662	Instituto Nacional de la Vivienda (INAVI).	37.257.359.460
A0714	Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)	1.700.000.000
A0905	Servicio Autónomo de Fondos Integrados de Vivienda.	1.085.622.829.600
A0651	C.A. Metro de Valencia	80.000.000.000
A0212	C.A Metro de los Teques	28.992.755.700
A0010	Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)	3.000.000.000
A0148	C.A. Metro de Maracaibo	63.044.747.270
A0932	Instituto Nacional de los Espacios Acuáticos (INEA)	9.000.000.000
A0637	Sistema de Transporte Masivo de Mérida	15.000.000.000
A0805	Fondo Nacional de Desarrollo Urbano (FONDUR)	73.000.000.000
A0213	Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)	5.200.000.000
A0675	Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (PRODUZCA)	10.337.000.000
E5200	Estado Anzoátegui	7.900.000.000
E5400	Estado Aragua	8.600.000.000
E5500	Estado Barinas	4.850.000.000
E5800	Estado Cojedes	6.150.000.000
E6000	Estado Falcón	6.100.000.000
E6100	Estado Guárico	5.820.000.000
E6200	Estado Lara	2.660.000.000
E6300	Estado Mérida	2.080.000.000
E6500	Estado Monagas	750.000.000
E6600	Estado Nueva Esparta	1.750.000.000
E6700	Estado Portuguesa	6.900.000.000
E6800	Estado Sucre	2.700.000.000
E6900	Estado Táchira	7.200.000.000
E7000	Estado Trujillo	2.000.000.000
E7300	Estado Vargas	11.179.200.000
	Distrito Capital	
E5001	Municipio Libertador	25.307.000.000
	Estado Amazonas	
E5104	Municipio Autana	470.000.000
E5106	Municipio Manapiare	1.600.000.000
E5107	Municipio Río Negro	3.060.000.000
	Estado Anzoátegui	
E5203	Municipio Bolívar	3.400.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
E5206	Municipio Cajigal	400.000.000
E5207	Municipio Diego Bautista Urbaneja	1.400.000.000
E5210	Municipio Guanta	900.000.000
E5212	Municipio Libertad	700.000.000
E5213	Municipio Miranda	800.000.000
E5217	Municipio Simón Rodríguez	3.000.000.000
E5218	Municipio Sotillo	6.500.000.000
E5220	Municipio Mcgregor	1.600.000.000
E5221	Municipio Santa Ana	900.000.000
	Estado Apure	
E5301	Municipio Achaguas	400.000.000
E5302	Municipio Biruaca	400.000.000
E5307	Municipio San Fernando	300.000.000
	Estado Aragua	
E5402	Municipio Bolívar	700.000.000
E5403	Municipio Camatagua	2.000.000.000
E5404	Municipio Girardot	2.025.000.000
E5407	Municipio Libertador	1.100.000.000
E5412	Municipio Santos Michelena	1.200.000.000
E5414	Municipio Rafael Guillermo Urdaneta	400.000.000
E5415	Municipio Zamora	800.000.000
E5416	Municipio José R. Revenga	500.000.000
E5417	Municipio Francisco Linares Alcántara	800.000.000
	Estado Barinas	
E5505	Municipio Bolívar	300.000.000
E5507	Municipio Ezequiel Zamora	1.100.000.000
E5510	Municipio Rojas	200.000.000
E5512	Municipio Andrés Eloy Blanco	1.200.000.000
	Estado Bolívar	
E5601	Municipio Caroní	10.670.000.000
E5602	Municipio Cedeño	1.000.000.000
E5605	Municipio Heres	380.000.000
E5606	Municipio Piar	890.000.000
E5608	Municipio Roscio	240.000.000
E5610	Municipio Sucre	2.200.000.000
	Estado Carabobo	
E5703	Municipio Diego Ibarra	7.200.000.000
E5710	Municipio Valencia	1.300.000.000
E5711	Municipio Libertador	7.504.000.000
	Estado Cojedes	
E5808	Municipio Lima Blanco	300.000.000
	Estado Delta Amacuro	
E5903	Municipio Casacoima	1.060.000.000
E5904	Municipio Pedernales	1.900.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
	Estado Falcón	
E6005	Municipio Carirubana	850.000.000
E6008	Municipio Democracia	500.000.000
E6009	Municipio Falcón	800.000.000
E6015	Municipio Miranda	1.050.000.000
E6019	Municipio Píritu	500.000.000
E6021	Municipio Silva	250.000.000
E6022	Municipio Zamora	400.000.000
	Estado Guárico	
E6103	Municipio El Socorro	800.000.000
E6104	Municipio Infante	900.000.000
E6105	Municipio Las Mercedes del Llano	700.000.000
	Estado Lara	
E6201	Municipio Andrés Eloy Blanco	1.000.000.000
E6202	Municipio Crespo	1.000.000.000
E6203	Municipio Iribarren	5.733.000.000
E6204	Municipio Jiménez	1.000.000.000
E6205	Municipio Morán	5.100.000.000
E6206	Municipio Palavecinos	780.000.000
E6207	Municipio Simón Planas	1.000.000.000
E6208	Municipio Torres	2.780.000.000
E6209	Municipio Urdaneta	500.000.000
	Estado Mérida	
E6301	Municipio Alberto Adriani	500.000.000
E6302	Municipio Andrés Bello	1.000.000.000
E6303	Municipio Antonio Pinto Salinas	1.250.000.000
E6306	Municipio Campo Elías	1.200.000.000
E6307	Municipio Caracciolo Parra Olmedo	1.000.000.000
E6314	Municipio Obispo Ramos de Lora	476.000.000
E6318	Municipio Rivas Dávila	600.000.000
E6321	Municipio Tovar	500.000.000
E6323	Municipio Zea	320.753.000
	Estado Miranda	
E6407	Municipio Eulalia Buroz	2.520.000.000
E6409	Municipio Guaicaipuro	3.300.000.000
E6411	Municipio Independencia	2.800.000.000
E6417	Municipio Plaza	900.000.000
E6418	Municipio Simón Bolívar	2.049.000.000
E6419	Municipio Sucre	2.700.000.000
E6420	Municipio Urdaneta	1.635.000.000
	Estado Monagas	
E6501	Municipio Acosta	500.000.000
E6502	Municipio Bolívar	2.250.000.000
E6504	Municipio Cedeño	1.000.000.000
E6510	Municipio Sotillo	800.000.000
E6512	Municipio Santa Bárbara	1.900.000.000
E6513	Municipio Uracoa	500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
	Estado Nueva Esparta	
E6601	Municipio Antolín del Campo	200.000.000
E6602	Municipio Arismendi	400.000.000
E6603	Municipio Díaz	400.000.000
E6605	Municipio Gómez	750.000.000
E6606	Municipio Maneiro	250.000.000
E6607	Municipio Marcano	2.250.000.000
E6610	Municipio Tubores	1.291.000.000
E6611	Municipio Villalba	250.000.000
	Estado Portuguesa	
E6703	Municipio Esteller	480.000.000
E6707	Municipio Ospino	1.100.000.000
E6710	Municipio San Genaro de Boconoito	300.000.000
E6711	Municipio San Rafael de Onoto	300.000.000
E6712	Municipio Santa Rosalía	230.000.000
	Estado Sucre	
E6801	Municipio Andrés Eloy Blanco	500.000.000
E6802	Municipio Andrés Mata	2.000.000.000
E6806	Municipio Bolívar	500.000.000
E6807	Municipio Cajigal	2.100.000.000
E6808	Municipio Cruz Salmerón Acosta	250.000.000
E6809	Municipio Libertador	500.000.000
E6815	Municipio Valdez	500.000.000
	Estado Táchira	
E6905	Municipio Córdoba	500.000.000
E6907	Municipio García de Hevia	1.900.000.000
E6909	Municipio Independencia	700.000.000
E6910	Municipio Jáuregui	1.800.000.000
E6911	Municipio Junín	3.400.000.000
E6915	Municipio Michelena	600.000.000
E6917	Municipio Pedro María Ureña	400.000.000
E6928	Municipio Torbes	800.000.000
	Estado Trujillo	
E7001	Municipio Boconó	1.000.000.000
E7008	Municipio Pampán	800.000.000
E7011	Municipio Sucre	600.000.000
E7012	Municipio Trujillo	1.000.000.000
E7013	Municipio Urdaneta	1.000.000.000
E7014	Municipio Valera	1.900.000.000
E7016	Municipio Bolívar	700.000.000
E7020	Municipio Pampanito	750.000.000
	Estado Yaracuy	
E7103	Municipio José Antonio Páez	1.000.000.000
E7104	Municipio Nirgua	1.380.000.000
E7108	Municipio Urachiche	800.000.000
E7114	Municipio Veroes	750.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
	Estado Zulia	
E7203	Municipio Cabimas .	6.100.000.000
E7205	Municipio Colón	400.000.000
E7209	Municipio Mara	600.000.000
E7210	Municipio Maracaibo	4.830.000.000
E7211	Municipio Miranda	3.000.000.000
E7215	Municipio Santa Rita	1.000.000.000
E7216	Municipio Sucre	600.000.000
E7220	Municipio San Francisco	1.000.000.000
	TOTAL	2.533.084.739.531

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
407	00	00	00	Transferencias	1.255.322.304
407	01	00	00	Transferencias corrientes internas	808.522.304
407	01	01	00	Transferencias corrientes al sector privado	808.522.304
407	01	01	10	Subsidios educacionales al sector privado	10.000.000
				- S0568 Fundación de Educación y Seguridad Vial (FESVIAL).	10.000.000
407	01	01	12	Subsidios Culturales al Sector Privado	200.000.000
				- S1567 Asociación Civil Escuela de Formación Integral y Artística de Venezuela-Adquisición y Remodelación	200.000.000
407	01	01	13	Subsidios a instituciones benéficas privadas	980.600.000
				- S0828 Jardín de Infancia Raúl Vásquez Zamora.	248.800.000
				- S1499 Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	531.800.000
				- S1566 Asociación Renal Aragua Equipamiento Unidad de Diálisis Central	200.000.000
407	01	01	15	Subsidios a organismos laborales y gremiales	17.922.304
				- S0420 Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	3.228.509
				- S0425 Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	4.140.000
				- S0454 Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	4.386.595
				- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE).	5.167.200
				- S0917 Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.).	1.000.000
407	99	00	00	Transferencias corrientes y de capital diversas	46.800.000
407	99	01	00	Transferencias corrientes diversas	46.800.000
				- S1274 Guardería Mindurito, Carabobo.	13.200.000
				- S1496 Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	33.600.000

PROGRAMA: 01 ACTIVIDADES CENTRALES

UNIDAD EJECUTORA: Despacho del Ministro

Para el ejercicio fiscal 2003, este programa continuará ejecutando las actividades inherentes al cumplimiento de las tareas administrativas apropiadas al mejoramiento y desarrollo del funcionamiento interno del MINFRA, que en su rol de Ente Coordinador de lineamientos de políticas en materia de infraestructura debe atender y actualizar infinidad de procesos, consultas, procedimientos y registros que coadyuven primero al crecimiento y desarrollo interno, en aras de fortalecer las bases que permitan al crecimiento y desarrollo de todo el sector de infraestructura, a través de la formación del personal idóneo y agilización de los procesos administrativos involucrados directa o indirectamente.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinación, asesoramiento y apoyo técnico, presupuestario, administrativo y legal al ciudadano Ministro y a los distintos programas que conforman el Ministerio de Infraestructura	Documento	1.000	155.160.981.768
TOTAL			**155.160.981.768**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	119.164.727.444
	- Recursos Ordinarios	116.379.507.964
	- Gestión Fiscal	2.785.219.480
402	Materiales y Suministros	4.008.715.756
	- Recursos Ordinarios	
403	Servicios no Personales	23.050.043.545
	- Recursos Ordinarios	
404	Activos Reales	2.557.959.858
	- Recursos Ordinarios	
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.300.000.000
	- Recursos Ordinarios	
407	Transferencias	79.535.165
	- Recursos Ordinarios	
	TOTAL	**155.160.981.768**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.994	17.778.226.484
- Directivo	412	2.223.890.772
- Profesional y Técnico	903	8.706.302.330
- Personal Administrativo	455	2.338.101.675
- Personal Médico	10	82.018.148
- Obreros	1.214	4.427.913.559
Personal Fijo a Tiempo Parcial	8	26.446.672
- Personal Médico	8	26.446.672
Personal Contratado	75	456.167.448
- Empleados	61	424.234.008
- Obreros	14	31.933.440
TOTAL	**3.077**	**18.260.840.604**

PROGRAMA: 03 TRANSPORTE AEREO

UNIDAD EJECUTORA: Dirección General de Transporte Aéreo

Durante el año 2003, el Programa orientará sus recursos al mejoramiento de la infraestructura aeroportuaria, revisión y actualización de los convenios aerocomerciales, apertura de nuevas rutas, el fomento de servicios privados del transporte aéreo, como una medida para mejorar la atención del usuario en apoyo a la política de comercio y turismo nacional.

Se continuará con la política aerocomercial diseñada para dinamizar el crecimiento del transporte aéreo, mejorar el servicio y fortalecer la capacidad del estado para intervenir con eficiencia en la regulación del sector.

Se promoverá la apertura de nuevas rutas, el establecimiento de controles para el cumplimiento de itinerarios, autorización de servicios regulares, charters de pasajeros y carga nacional e internacional.

Se asignan créditos presupuestarios para financiar las construcciones, conservaciones, ampliaciones y mejoras de los aeropuertos en el ámbito nacional, así como para realizar estudios y proyectos de suelos, evaluación de pavimentos, actualización de los inventarios de las condiciones físicas y operacionales de los diferentes aeropuertos.

La Dirección General invertirá recursos para financiar gastos que ayudarán al país a alcanzar la Categoría uno (1), dando cumplimiento a lo establecido por la Agencia Federal de Aviación de los Estados Unidos de América (F.A.A.). En este sentido, se realizarán algunos planes de vigilancia que comprenden: Certificación de empresas aéreas, inspecciones regionales e internacionales de las aeronaves, talleres mecánicos de aviación y escuelas de tripulación a fin de ayudar al cumplimiento de las normas establecidas en materia de seguridad aeronáutica.

Se continuará con el sistema de modernización de las radio ayudas en todo el territorio nacional, a fin de ofrecer un servicio confiable en la navegación aérea.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Actividades Operativas de Apoyo	Trámite	2.945.480	12.825.745.953
Construcción de Obras, Mantenimiento y Ampliación y Mejoras	M2	16.623	3.035.000.000
Inspección de Talleres, Aeronaves, Escuelas y Tripulación	Inspección	1.830	29.124.668.486
TOTAL			**44.985.414.439**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	11.996.371.441
	- Recursos Ordinarios	
402	Materiales y Suministros	389.231.771
	- Recursos Ordinarios	
403	Servicios no Personales	486.125.916
	- Recursos Ordinarios	
404	Activos Reales	3.120.929.611
	- Recursos Ordinarios	1.685.929.611
	- Gestión Fiscal	1.435.000.000
412	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	28.992.755.700
	- Programas y Proyectos	
	?? Modernización Aeropuerto Control de Tráfico Aéreo	
	TOTAL	**44.985.414.439**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.786	11.197.731.876
- Directivo	333	2.602.083.120
- Profesional y Técnico	1.164	7.450.768.508
- Personal Administrativo	197	768.874.339
- Personal Médico	8	69.653.515
- Obreros	84	306.352.394
TOTAL	**1.786**	**11.197.731.876**

PROYECTO: 99 GASTOS DE FUNCIONAMIENTO

UNIDAD EJECUTORA: Dirección General de Transporte Aéreo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal - Recursos Ordinarios	11.996.371.441
402	Materiales y Suministros - Recursos Ordinarios	334.431.771
403	Servicios no Personales - Recursos Ordinarios	409.013.130
404	Activos Reales - Recursos Ordinarios	85.929.611
	TOTAL	**12.825.745.953**

PROYECTO: 01 AEROPUERTOS

UNIDAD EJECUTORA: Dirección de Aeropuertos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	3.035.000.000
	- Recursos Ordinarios	1.600.000.000
	- Gestión Fiscal	1.435.000.000
	TOTAL	**3.035.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 03 TRANSPORTE AÉREO
Subprograma:
Proyecto: 01 AEROPUERTOS
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO SITUAC	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extraord. Contratos Vigentes	Pres. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post
TN0001	REPARACIONES AEROPUERTOS NACIONALES	2001 2004 E	3161-M2	12.635,00	6.048,00	540,00	1.120,00	1.660,00	4.927,00	6.048,00		1.120,00			1.120,00	540,00	4.927,00	47,9	8,9	4,3	39,0
TN0004	OTROS AEROPUERTOS, AMPLIACIÓN Y MEJORAS	1993 2004 E	3512-M2	3.000,00	843,00	430,00	215,00	645,00	1.512,00	843,00		215,00			215,00	430,00	1.512,00	28,1	7,2	14,3	50,4
TN0009	MANTENIMIENTO ELECTROMECANICO, CONSERVACION, MEJORAS Y REPARACIONES DE LA INFRAESTRUCTURA AEROPORTUARIA EN DIVERSOS AEROPUERTOS DEL PAIS	1988 2004 E	800-M2	3.600,00	1.500,00	1.600,00		1.600,00	500,00	1.500,00		1.600,00			1.600,00	500,00		41,7	44,4	13,9	0,0
	TOTALES			19.235,00	8.391,00	2.570,00	1.335,00	3.905,00	6.939,00	8.391,00		1.600,00		1.335,00	2.935,00	1.470,00	6.439,00				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 03 TRANSPORTE AEREO
Subprograma:
Proyecto: 01 AEROPUERTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS POR TRAMITAR AÑO 2003					ASIGNACIONES ESTIMADAS 2003				Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN	Inicio	Final	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Presupuesto Ordinario / Extraordinario	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post
TN-0001	ESTUDIOS DE SUELOS Y EVALUACION DE PAVIMENTO (VARIOS ESTADOS)	1983	2004	10-Estudios	1.015,00	180,00	200,00	100,00	300,00	535,00	180,00	100,00	100,00	100,00	200,00	535,00	17,7	9,9	19,7	52,7
TOTALES					1.015,00	180,00	200,00	100,00	300,00	535,00	180,00	100,00	100,00	100,00	200,00	535,00			

PROYECTO: 03 INVERSIONES F.A.A.

UNIDAD EJECUTORA: Dirección General de Transporte Aéreo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
402	Materiales y Suministros	54.800.000
	- Recursos Ordinarios	
403	Servicios no Personales	77.112.786
	- Recursos Ordinarios	
412	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	28.992.755.700
	- Programas y Proyectos	
	?? Modernización Aeropuerto Control de Tráfico Aéreo	
	TOTAL	**29.124.668.486**

PROGRAMA: 04 PLANIFICACION Y REGULACION DE OBRAS PUBLICAS Y DESARROLLO URBANO

UNIDAD EJECUTORA: Dirección General de Planificación y Regulación de Obras Públicas y Desarrollo Urbano

El Ministerio de Infraestructura, como órgano del Ejecutivo Nacional tiene entre otras competencias, ejercer la autoridad urbanística nacional, por lo cual dirigirá su gestión hacia la formulación de políticas y directrices en materia de ordenación y desarrollo urbanístico que contribuyan al desarrollo integral del país y así dar cumplimiento al Plan de Desarrollo Económico y Social de la Nación.

En tal sentido y en forma especifica su gestión tendrá como propósito:

Fortalecer el Sistema Nacional de Planificación, mediante la participación en la elaboración y formulación de los instrumentos que lo integran, con especial énfasis en: Plan de Ordenación del Territorio, Plan Nacional de Prevención y Mitigación de Riesgos y Plan Nacional del Turismo.

Contribuir al desarrollo equilibrado del territorio, mediante la elaboración y formulación de los Planes Sectoriales (Plan Nacional de Infraestructura) de Ordenación Urbanística y Particulares que se requieren para garantizar un crecimiento ordenado del sistema urbanístico nacional y guiar la inversión en lo referente a la dotación de equipamientos, vialidad, transporte, vivienda y servicios de infraestructura, que demanda la población y las actividades económicas.

Garantizar la adquisición de tierras e inmuebles para la ejecución de obras estructurantes de interés público mediante la ejecución de los procesos de expropiación que sean requeridos e identificados en los diferentes instrumentos de planificación.

Fortalecer el sistema de Planificación Municipal a nivel nacional mediante la formulación de directrices, normas, criterios, leyes que forman parte del apoyo y asesoría técnica directa a las Alcaldías.

Optimizar la coordinación institucional y gubernamental y facilitar el intercambio de información tanto a nivel nacional como internacional, el uso y adquisición de nuevas tecnologías y equipos que garantizarán una gestión más eficiente del Gobierno Nacional.

Optimizar la gestión institucional mediante la capacitación e intercambio nacional e internacional que permita la actualización de conocimientos en materia urbanística y tecnológica del personal técnico y profesional de la organización.

El contenido del programa y el conjunto de objetivos que forman parte del mismo, se reflejan en las metas establecidas para el Ejercicio Fiscal 2003 y en concordancia con el POA y el presupuesto programado por esta Dirección General.

OBJETIVOS

Participar en la elaboración y formulación de los Planes Nacionales en coordinación con otros Organismos, con el fin de generar los lineamientos que guiarán la actuación de las instancias regionales y locales en el ámbito del Territorio Nacional.

Elaborar y formular los Planes Sectoriales y de Ordenación Urbanística con el fin de orientar las inversiones, consolidar, ordenar y fortalecer el sistema urbanístico de apoyo a las actividades económicas que se desarrollan en el Territorio Nacional, con base en los lineamientos que establecen los instrumentos superiores de planificación.

Participar y colaborar en la elaboración y formulación de las directrices, normas, criterios y leyes con organismos nacionales, regionales y locales; con el fin de generar un marco legal que facilite y clarifique a las instancias de gobierno el marco de sus competencias.

Elaborar y formular los Planes requeridos por organismos del nivel nacional, con fin de guiar las actividades en aquellas áreas del Territorio, que por razones estratégicas requieran un tratamiento específico, en coordinación con las instancias regionales y locales.

Realizar los inventarios de tierras públicas vacantes y llevar a cabo los procesos de expropiación que la Nación requiera, con el fin de ejecutar las obras de carácter estructurante que en materia de equipamiento, vialidad y servicios de infraestructura determinen los Planes Nacionales, Sectoriales, de Ordenación Urbanística y así cumplir con las metas del Plan de Desarrollo Económico y Social de la Nación.

Diseñar, desarrollar y ejecutar el programa de apoyo y asesoría técnica a las Alcaldías, con el fin de contribuir a fortalecer estas instancias de Gobierno y así garantizar la participación ciudadana y velar por el cumplimiento de las normas e instrumentos de planificación que guían su actuación en el Territorio.

Capacitar al personal técnico y profesional con el fin de actualizar sus conocimientos en materia urbanística y en el manejo de nuevas tecnologías, para así facilitar el intercambio de información y actuación en el marco de la planificación que requieren las diferentes instancias de gobierno y la optimización de su gestión en el Territorio Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Gastos de Funcionamiento	Bs.	12	1.828.781.812
Planes Particulares	Plan	6	1.556.000.000
Elaboración de Planes de Ordenación Urbanística y Expropiaciones	Plan	26	800.000.000
TOTAL			4.184.781.812

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	1.214.663.962
	- Recursos Ordinarios	
402	Materiales y Suministros	33.117.002
	- Recursos Ordinarios	
403	Servicios no Personales	68.653.848
	- Recursos Ordinarios	
404	Activos Reales	2.868.347.000
	- Recursos Ordinarios	512.347.000
	- Otras Fuentes de Financiamiento	2.356.000.000
	TOTAL	**4.184.781.812**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	142	1.118.977.994
- Directivo	20	161.288.136
- Profesional y Técnico	61	665.430.820
- Personal Administrativo	33	189.926.062
- Obreros	28	102.332.976
Personal Contratado	5	33.000.000
- Empleados	5	33.000.000
TOTAL	**147**	**1.151.977.994**

PROYECTO: 01 GASTOS DE FUNCIONAMIENTO

UNIDAD EJECUTORA: Dirección de Planificación Urbanística
Despacho del Director

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	1.214.663.962
	- Recursos Ordinarios	
402	Materiales y Suministros	33.117.002
	- Recursos Ordinarios	
403	Servicios no Personales	68.653.848
	- Recursos Ordinarios	
404	Activos Reales	512.347.000
	- Recursos Ordinarios	
	TOTAL	**1.828.781.812**

PROYECTO: 02 PLANES ESPECIALES DE INTERES NACIONAL

UNIDAD EJECUTORA: Dirección de Planes Especiales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Otras Fuentes de Financiamiento	1.556.000.000
	TOTAL	**1.556.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 04 PLANIFICACION Y REGULACION DE OBRAS PUBLICAS Y DESARROLLO URBANO
Subprograma:
Proyecto: 02 PLANES ESPECIALES DE INTERES NACIONAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS				POR TRAMITAR				ASIGNACIONES ESTIMADAS								Ejecución Física Proyectada (%)				
					Tramitado al 31/12/02				AÑO 2003			Asignado al 31/12/02	ESTIMADAS 2003												
		Situación Física (Inicio / Final)											PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Pos.	
Cód	DENOMINACIÓN			Cantidad y Unidad de Medida	Costo Total	Ordinario	Extraordinario	Total	Años Posteriores	Contratos Vigentes	Nuevos Contratos		Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos								
TN-0002	PLANES PARTICULARES DE INTERES NACIONAL	2003	2003	4-Planes	800,00		800,00	800,00						800,00			800,00			0,0	100,0	0,0	0,0	
TN-0005	ESTUDIOS ESTRATEGICOS DE TRANSPORTE	2003	2003	1-Planes	756,00		756,00	756,00						756,00			756,00			0,0	100,0	0,0	0,0	
TOTALES					1.556,00		1.556,00	1.556,00						1.556,00			1.556,00							

PROYECTO: 03 PLANES DE ORDENACION URBANISTICA Y LEVANTAMIENTOS AEROFOTOGRAMETRICOS

UNIDAD EJECUTORA: Dirección de Planificación Urbanística

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Otras Fuentes de Financiamiento	800.000.000
	TOTAL	**800.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 04 PLANIFICACION Y REGULACION DE OBRAS PUBLICAS Y DESARROLLO URBANO
Subprograma:
Proyecto: 03 PLANES DE ORDENACION URBANISTICA Y LEVANTAMIENTOS AEROFOTOGRAMETRICOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Cantidad y Unidad de Medida	CONTRATOS					ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
					POR TRAMITAR				ESTIMADAS 2003										
					AÑO 2003				PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO			Años Posteriores	Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN	AÑO		Costo Total	Tramitado al 31/12/02 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004				
TN-0001	PLANES DE ORDENACION URBANISTICA A NIVEL NACIONAL	2003 2003	3-Planes	800,00	800,00	800,00	800,00						800,00	800,00		0,0	100,0	0,0	0,0
TOTALES				800,00	800,00	800,00	800,00						800,00	800,00					

PROGRAMA: 05 VIALIDAD TERRESTRE

UNIDAD EJECUTORA: Dirección General Sectorial de Vialidad Terrestre

En el año 2003, se le asignan recursos financieros al Programa de Vialidad Terrestre, los cuales se destinarán a los estudios, los proyectos, construcción, consolidación y mantenimiento de la red vial existente en óptimas condiciones de transitabilidad.

La Dirección General de Vialidad Terrestre pretende con los recursos asignados continuar aquellas autopistas, carreteras o vías urbanas, tal es el caso de la autopista José Antonio Páez, Rómulo Betancourt, San Cristóbal-La Fría, así como mantener una constante supervisión de las obras a fin de resguardar las grandes inversiones realizadas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Actividades Operativas de Apoyo	Unidad	243.000	10.660.436.471
Elaboración de Estudios y Proyectos	Km.	2.300	3.000.000.000
Construcción de Autopistas	Km.	53	53.000.000.000
Construcción de Vías Urbanas	Km.	24	6.320.000.000
Carreteras	Km.	73	7.000.000.000
Conservación y Mantenimiento Red Vial del País	Km.	2.112	11.965.000.000
TOTAL			**91.945.436.471**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	4.049.807.950
	- Recursos Ordinarios	
402	Materiales y Suministros	357.513.900
	- Recursos Ordinarios	
403	Servicios no Personales	863.691.874
	- Recursos Ordinarios	
404	Activos Reales	86.674.422.747
	- Recursos Ordinarios	24.553.042.227
	- Gestión Fiscal	4.927.380.520
	- Otras Fuentes de Financiamiento	11.874.000.000
	- Programas y Proyectos	45.320.000.000
	• Autopista Acarigua Barquisimeto	5.000.000.000
	• Autopista José Antonio Páez (Estado Cojedes)	15.000.000.000
	• Autopista Oriente Rómulo Betancourt	10.000.000.000
	• Autopista Antonio José de Sucre	15.000.000.000
	• Continuación de la Avenida Octavio La Mina, Calabozo, Municipio Francisco de Miranda, Estado Guárico	320.000.000
	TOTAL	**91.945.436.471**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	564	2.649.672.332
- Directivo	16	130.112.652
- Profesional y Técnico	116	978.544.613
- Personal Administrativo	127	499.987.746
- Personal de Investigación	3	20.776.716
- Obreros	302	1.020.250.605
Personal Fijo a Tiempo Parcial	2	7.114.528
- Personal Médico	2	7.114.528
Personal Contratado	97	568.569.720
- Empleados	73	513.826.680
- Obreros	24	54.743.040
TOTAL	**663**	**3.225.356.580**

PROYECTO: 99 GASTOS DE FUNCIONAMIENTO

UNIDAD EJECUTORA: Dirección General Sectorial de Vialidad Terrestre

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	4.049.807.950
	- Recursos Ordinarios	
402	Materiales y Suministros	357.513.900
	- Recursos Ordinarios	
403	Servicios no Personales	863.691.874
	- Recursos Ordinarios	
404	Activos Reales	5.389.422.747
	- Recursos Ordinarios	3.462.042.227
	- Gestión Fiscal	1.927.380.520
TOTAL		**10.660.436.471**

PROYECTO: 01 ESTUDIOS Y PROYECTOS

UNIDAD EJECUTORA: Dirección de Estudios y Proyectos

Para la investigación, estudios y/o proyectos se presupuestan recursos financieros por gestión fiscal, lo cual permitirá dar inicio a futuros proyectos en obras de construcción, mejoramiento y rehabilitación de autopistas, vías urbanas, carreteras, puentes y túneles que está demandando actualmente la nación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Gestión Fiscal	3.000.000.000
	TOTAL	**3.000.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	STUCIN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Contr. Vig. Ord.	Nuevos Contr. Ord.	Contr. Vig. Extr.	Nuevos Contr. Extr.	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post
AP-0001	ESTUDIOS Y PROYECTOS DE LA CARRETERA ELORZA-CARARABO	2002 2004	E	125-Kms.	1.320,00	320,00		200,00	200,00	800,00	320,00				200,00	200,00	800,00		24.2	15.2	60.6	0.0
AP-0002	ESTUDIO Y PROYECTO INTEGRAL EL CARIBE-PUERTO INFANTE	2002 2004	E	139-Kms.	1.500,00	145,00		200,00	200,00	1.155,00	145,00				200,00	200,00	1.155,00		9.7	13.3	77.0	0.0
BO-0004	PROYECTO DE RECTIFICACION, REHABILITACION,MANTENIMIENTO Y MEJORAS DE LA VIA TUMEREMO-BOCHINCHE(LIM.GUAYANA).TRAMO TUMEREMO KM83 (LA ALDEA)	2003	I	83-Kms.	1.000,00			200,00	200,00	800,00					200,00	200,00	800,00		0.0	20.0	80.0	0.0
BO-0005	ESTUDIO Y PROYECTO DE LA CARRETERA TUMEREMO-BOCHINCHE(LIM.GUAYANA).TRAMO KM 83 (LA ALDEA) LIMITE GUAYANA (KM 115)	2003 2004		30-Kms.	800,00			200,00	200,00	600,00					200,00	200,00	600,00		0.0	25.0	75.0	0.0
DA-0004	ESTUDIO INTEGRAL VIA PIACOA-SANTA CATALINA-SACUPANA.PROG.37+500 A 67+500, INCLUYE LOS PUENTES ENTRE LAS PROG. 7+500 A 37+500	2002 2004	E	35-Kms.	600,00	105,00		200,00	200,00	295,00	105,00				200,00	200,00	295,00		17.5	33.3	49.2	0.0
DM-0001	ESTUDIO DE FACTIBILIDAD PARA LA CULMINACION DE LA AV.BOYACA EN EL TRAMO:COMPRENDIDO DEL DISTRIBUIDOR BARALT-DISTRIBUIDOR CATIA	2003 2003		1-Estudios	50,00			50,00	50,00						50,00	50,00	50,00		0.0	100.0	0.0	0.0
GU-0002	ESTUDIO Y PROYECTO DE LA VIA TO12-LIM.MIRANDA-ALTAGRACIA-LEZAMA-LIBERTAD DE ORITUCO.PROG. 0+000 A 86+000	2002 2004	E	86-Kms.	400,00	100,00		200,00	200,00	100,00	100,00				200,00	200,00	100,00		25.0	50.0	25.0	0.0
LA-0002	ESTUDIO Y PROYECTO INTEGRAL DISTRIBUIDOR LA TOMATERA.CIRCUNVALACION NORTE DE BARQUISIMETO	2003 2003		1-Estudios	40,00			40,00	40,00						40,00	40,00	40,00		0.0	100.0	0.0	0.0
LA-0003	PROYECTO INTEGRAL CONEXION CON AVENIDA MARCIAL GARMENDIA (ALIMENTADOR CHIRGUA) CIRCUNVALACION NORTE DE BARQUISIMETO	2003 2004		1-Proyectos	120,00			110,00	110,00	10,00					110,00	110,00	10,00		0.0	91.7	8.3	0.0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cod	DENOMINACIÓN	AÑO	F/C	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extr. Contratos Vigentes	Pres. Extr. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post.
LA-0004	COMPLEMENTO DISTRIBUIDOR CASA DE TEJA CIRCUNVALACION NORTE DE BARQUISIMETO	2003 2003	I	1-Unidad	30.00			30.00	30.00						30.00	30.00			0.0	100.0	0.0	0.0
LA-0005	ESTUDIO Y PROYECTO INTEGRAL AUTOPISTA CENTRO OCCIDENTAL TRAMO CIRCUNVALACION NORTE DE BARQUISIMETO, TRAMO DISTRIBUIDOR SAN FRANCISCO-DIST.	2002 2003	T	11-Kms.	112.00	32.00		80.00	80.00		32.00				80.00	80.00			28.6	71.4	0.0	0.0
ME-0001	ESTUDIO Y PROYECTO PUENTE PASO DE LA BALSA SOBRE EL RIO CARAPO, VIA SANTA BARBARA-MUCUCHACHI, LIM.MERIDA-BARINAS, II ETAPA	2002 2003	E	1-Estudios	25.00	11.00		14.00	14.00		11.00				14.00	14.00			44.0	56.0	0.0	0.0
MI-0001	ESTUDIO Y PROYECTO DISTRIBUIDOR LA VEROTA, AUTOPISTA LA VEROTA-KEMPIS. II ETAPA	2002 2004	E	1-Estudios	315.00	65.00		200.00	200.00	50.00	65.00				200.00	200.00	50.00		20.6	63.5	15.9	0.0
MI-0007	ESTUDIO Y PROYECTO INTEGRAL DEL DISTRIBUIDOR LOS RUICES, AUTOPISTA FRANCISCO FAJARDO II ETAPA	2003 2004	I	1-Estudios	200.00			80.00	80.00	120.00					80.00	80.00	120.00		0.0	40.0	60.0	0.0
MI-0008	PROYECTO Y ESTUDIOS COMPLEMENTARIOS AUTOPISTA CIUDAD LOZADA-KEMPIS. TRAMO: LA VEROTA-SANTA LUCIA-KEMPIS	2003 2004	I	1-Kms.	500.00			150.00	150.00	350.00					150.00	150.00	350.00		0.0	30.0	70.0	0.0
NE-0003	CONTINUACION ESTUDIO Y PROYECTO INTEGRAL VIA PAMPATAR-LA ASUNCION-JUAN GRIEGO	2002 2004	E	1-Estudios	568.00	68.00		150.00	150.00	350.00	68.00				150.00	150.00	350.00		12.0	26.4	61.6	0.0
PO-0001	CONTINUACION DEL ESTUDIO Y PROYECTO INTEGRAL CARRETERA LA CAPILLA- ARISMENDI, ESTADO PORTUGUESA-BARINAS	2002 2004	E	62-Kms.	400.00	150.00		150.00	150.00	100.00	150.00				150.00	150.00	100.00		37.5	37.5	25.0	0.0
SU-0001	ESTUDIO Y PROYECTO DE REHABILITACION DE LA VIA CARUPANO-RIO CARIBE-BOHORDAL	2003 2003	I	60-Kms.	160.00			160.00	160.00						160.00	160.00			0.0	100.0	0.0	0.0
TA-0001	TUNEL LA TINTA VIA EXPRESA SAN CRISTOBAL-RUBIO. I ETAPA	2003 2004	I	1-Unidad	500.00			200.00	200.00	300.00					200.00	200.00	300.00		0.0	40.0	60.0	0.0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS				RECURSOS FINANCIEROS										ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
	AÑO			CONTRATOS				POR TRAMITAR					ESTIMADAS 2003												
Cód	DENOMINACIÓN	Situación contractual	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02		AÑO 2003				Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04				
							Ordinario	Extraordinario	Total	Años Posteriores		Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							Año		
TA-0002	CONTINUACION PROYECTO PUENTE ARTERIA II, SECTOR TIENDITAS	2002 2003 T	1-Unidad	15,00	10,00			6,00	6,00	6,00	10,00				6,00	6,00			62,5	37,5	0,0			
TA-0005	ESTUDIO GEOFISICO, GEOLOGICO, GEOTECNICO DE LA AUTOPISTA SAN CRISTOBAL - LA FRIA, TRAMO LOBATERA-SAN PEDRO DEL RIO COLON- SAN FELIX	2003 2004 I	1- Estudios	100,00				80,00	80,00	20,00			80,00			80,00	20,00		0,0	80,0	20,0			
TN-0008	ELABORACION DE DOCUMENTOS DE INTENCION EN EL AREA AMBIENTAL EN TODO EL PAIS QUE SURJAN COMO PRIORITARIOS Y QUE NO ESTEN CONTEMPLADOS EN OTRAS PARTIDAS	2003 2004 I	1-S/M	500,00				200,00	200,00	300,00			200,00			200,00	300,00		0,0	40,0	60,0			
TR-0001	PROYECTO INTEGRAL CARRETERA BOCONO-LA MARQUESEÑA I ETAPA	2002 2004 E	60-Kms.	670,00	200,00			100,00	100,00	370,00	200,00			100,00		100,00	370,00		29,9	14,9	55,2			
TOTALES				**9.926,00**	**1.206,00**			**3.000,00**	**3.000,00**	**5.720,00**	**1.206,00**			**3.000,00**	**3.000,00**	**5.720,00**								

PROYECTO: 02 AUTOPISTAS

UNIDAD EJECUTORA: Dirección de Construcción

Se presupuestan recursos financieros que serán invertidos en la construcción y mejoramiento de autopistas que permitan la comunicación rápida, confortable y segura con importantes centros poblados y zonas de desarrollo que coadyuven al crecimiento económico y social de los ejes de desconcentración territorial y del país en general.

Tal es el casco de las autopistas José Antonio Páez, Rómulo Betancourt, San Cristóbal-La Fría y otras, cuya importancia desde el punto de vista socioeconómico favorece el desarrollo de los estados que atraviesan y contribuyen al crecimiento de las regiones adyacentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	53.000.000.000
	- Recursos Ordinarios	8.000.000.000
	- Programas y Proyectos	45.000.000.000
	• Autopista Acarigua Barquisimeto	5.000.000.000
	• Autopista José Antonio Páez (Estado Cojedes)	15.000.000.000
	• Autopista Antonio José de Sucre	15.000.000.000
	• Autopista Oriente Rómulo Betancourt	10.000.000.000
	TOTAL	**53.000.000.000**

Resumen de Obras (En millones de Bs.)
Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 02 AUTOPISTAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO Inicio	AÑO Concl	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	CONTRATOS POR TRAMITAR Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ASIGNACIONES ESTIMADAS 2003 Pres. Ordinario Contratos Vigentes	Pres. Ordinario Nuevos Contratos	Pres. Extraordinario Contratos Vigentes	Pres. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Proyectada (%) Al 31/12/02	03	04	Años Post.
CO-0001	AUTOPISTA JOSE ANTONIO PAEZ (ESTADO COJEDES)	2001	2003	E	19-Kms.	70.000,00	10,00		15.000,00	15.000,00	54.990,00	10,00		15.000,00		15.000,00	15.000,00		54.990,00	0,0	4,3	0,0	95,7
LA-0001	AUTOPISTA ACARIGUA-BARQUISIMETO	1992	2005	E	35-Kms.	60.000,00			5.000,00	5.000,00	55.000,00			5.000,00		5.000,00	5.000,00		55.000,00	0,0	8,3	0,0	91,7
MI-0001	AUTOPISTA ROMULO BETANCOURT.TRAMO KEMPIS-CAUCAGUA Y ENLACES	2002	2005	E	30-Kms.	80.000,00	27.600,00		10.000,00	10.000,00	49.400,00	27.600,00		10.000,00		10.000,00	10.000,00		49.400,00	34,5	18,1	0,0	47,4
SU-0001	AUTOPISTA ANTONIO JOSE DE SUCRE	2003	2003	I	10-Kms	15.000,00			15.000,00	15.000,00				15.000,00		15.000,00	15.000,00			0,0	100,0	0,0	0,0
TN-0001	CONSTRUCCIÓN, PAVIMENTACIÓN Y CONSOLIDACIÓN DE AUTOPISTAS A NIVEL NACIONAL	2003	2003	I	1-S/M	8.000,00		8.000,00		8.000,00				8.000,00			8.000,00			0,0	100,0	0,0	0,0
TOTALES						233.000,00	27.610,00	8.000,00	45.000,00	53.000,00	159.390,00	27.610,00		8.000,00		45.000,00	53.000,00		159.390,00				

PROYECTO: 03 VIAS URBANAS

UNIDAD EJECUTORA: Dirección de Construcción

       Se presupuestan recursos financieros los cuales están dirigidos a la construcción y el mejoramiento de vías urbanas, a fin de evitar el congestionamiento vial y responder a las necesidades de crecimiento y desarrollo de las ciudades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	6.320.000.000
	- Recursos Ordinarios	6.000.000.000
	- Programas y Proyectos	320.000.000
	• Continuación de la Avenida Octavio La Mina, Calabozo, Municipio Francisco de Miranda, Estado Guárico	320.000.000
	TOTAL	**6.320.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 03 VIAS URBANAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Iniciación	Año Finalización	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PO Contratos Vigentes	PO Nuevos Contratos	PE Contratos Vigentes	PE Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
GU-0001	CONTINUACIÓN DE LA AVENIDA OCTAVIO LA MINA, CALABOZO MUNICIPIO MIRANDA.	2003	2003	1-KMS.	320,00			320,00	320,00					320,00	320,00	320,00			0,0	100,0	0,0	0,0
TN-0003	CONSTRUCCIÓN, PAVIMENTACIÓN Y CONSOLIDACIÓN DE VIAS URBANAS A NIVEL NACIONAL	2003	2003	1-S/M	6.000,00		6.000,00		6.000,00				6.000,00			6.000,00	6.000,00		0,0	100,0	0,0	0,0
	TOTALES				6.320,00		6.000,00	320,00	6.320,00				6.000,00		320,00	6.320,00	320,00					

Ejecución Física Proyectada (%)

PROYECTO: 04 CARRETERAS

UNIDAD EJECUTORA: Dirección de Construcción

Se presupuestan recursos financieros los cuales permitirán financiar la inversión que se estima realizar en nuevas contrataciones en la construcción, mejoramiento, ampliación y rehabilitación de aquellas carreteras ubicadas en los ejes de concentración territorial, así como aquellas ubicadas en zonas fronterizas que permitan la interconexión con los países vecinos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
404	Activos Reales	7.000.000.000
	- Otras Fuentes de Financiamiento	
TOTAL		7.000.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 04 CARRETERAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS						ASIGNACIONES ESTIMADAS						Ejecución Física Proyectada (%)			
					Tramitado al 31/12/02	POR TRAMITAR AÑO 2003		Asignado al 31/12/02			ESTIMADAS 2003						Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN	Situación	Físico Financiero	Cantidad y Unidad de Medida	Costo Total	Ordinario	Extraordinario	Total	Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO			Año 2004				
											Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Años Posteriores				
TN-0001	CONSTRUCCIÓN, PAVIMENTACIÓN Y CONSOLIDACIÓN DE CARRETERAS A NIVEL NACIONAL	2003 2003		1-S/M	7.000,00		7.000,00	7.000,00							7.000,00	7.000,00	0,0	100,0	0,0
TOTALES					7.000,00		7.000,00	7.000,00							7.000,00	7.000,00			

PROYECTO: 05 CONSERVACION

UNIDAD EJECUTORA: Dirección de Conservación Vial

Se presupuestan recursos financieros los cuales se destinarán al mantenimiento y rehabilitación de autopistas, carreteras, puentes y túneles, mediante la ejecución de trabajos dirigidos a devolverle a la vialidad las condiciones normales de funcionamiento y así evitar su deterioro recurrente y posterior pérdida de la vía o estructura, por falta de mantenimiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	11.965.000.000
	- Recursos Ordinarios	7.091.000.000
	- Otras Fuentes de Financiamiento	4.874.000.000
	TOTAL	**11.965.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA

Subprograma:
Proyecto: 05 CONSERVACION
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	F/C	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	POR TRAMITAR AÑO 2003 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	CONTRATOS Total	CONTRATOS Años Posteriores	Asignado al 31/12/02	PRES. ORDINARIO Contratos Vigentes	PRES. ORDINARIO Nuevos Contratos	PRES. EXTRAORDINARIO Contratos Vigentes	PRES. EXTRAORDINARIO Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	Ejec. Física 03	Ejec. Física 04	Ejec. Física Años Post.
BO-0001	RECONSTRUCCION Y REPAVIMENTACION DE LA CARRETERA SANTA ELENA DE UAIREN-ICABARU	2002 2003	T	1-S/M	3.000,00	2.274,00	726,00		726,00		900,00	1.374,00	726,00			2.100,00			30,0	70,0	0,0	0,0
ME-0001	REHABILITACION DE LA VIA L004.TRAMO CAÑO ZANCUDO-LA AZULLA-LAS CRUCES	2002 2003	E	1-S/M	1.786,90	569,49				1.217,41	170,85	398,64				398,64		1.217,41	9,6	22,3	0,0	68,1
TN-0069	CONSERVACION Y REHABILITACION DE CARRETERAS	2002 2003	T	1-S/M	1.827,00	127,00	1.700,00		1.700,00		38,10	88,90	1.700,00			1.788,90			2,1	97,9	0,0	0,0
TN-0070	CONSERVACION Y REHABILITACION DE PUENTES	2002 2003	E	82-Proyectos	10.261,26	3.782,50	800,00	4.003,76	4.803,76	1.675,00	2.225,00	687,26	800,00	870,24	4.003,76	6.361,26		1.675,00	21,7	62,0	0,0	16,3
TN-0071	CONSERVACION Y REHABILITACION DE TUNELES	2002 2003	T	1-S/M	1.013,00	648,00	365,00		365,00		196,80	451,20	365,00			816,20			19,4	80,6	0,0	0,0
TN-0073	REPARACION VIAL EN EL ESTADO APURE POR INUNDACIONES	2003 2003	I	1-Kms.	3.000,00		500,00		500,00	2.500,00			500,00			500,00		2.500,00	0,0	16,7	0,0	83,3
	TOTALES				20.888,16	7.400,99	4.091,00	4.003,76	8.094,76	5.392,41	3.530,75	3.000,00	4.091,00	870,24	4.003,76	11.965,00		5.392,41				

PROGRAMA: 06 CONSTRUCCION DE EDIFICACIONES

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Para el Ejercicio Fiscal 2003, la Dirección General de Equipamiento Urbano, enfrenta los requerimientos planteados por los sectores prioritarios como son: Salud, Educación, Seguridad y Defensa así como de estimular la generación de fuentes de empleo, especialmente en aquellos centros poblados ubicados en los nuevos Ejes de Desarrollo Occidental y Orinoco - Apure y el sur del país, atendiendo de igual manera todas las demás regiones que conforman el Territorio Nacional.

El Ministerio de Infraestructura, a través del Programa de construcción de Edificaciones, concentrará la orientación y desarrollo de sus acciones en la culminación de aquellas obras de equipamiento urbano de interés nacional, estatal y municipal que se encuentren paralizadas y en ejecución, con énfasis en los Ejes de Desarrollo, terminación de la construcción de las obras públicas de equipamiento urbano de interés nacional de los sectores prioritarios, ejecución de obras de equipamiento integrados a los programas habitacionales con planes, estudios y proyectos aprobados.

En el mismo orden de importancia, se revisará y actualizará las normas técnicas en materia de proyectos de construcción de edificaciones públicas de equipamiento urbano y se modificará la Ley de Licitaciones a fin de mejorar los mecanismos de competitividad, eficiencia y transparencia del proceso de contratación de obras haciendo énfasis en la continuación del proceso de descentralización propiciada por el Ejecutivo Nacional a fin de dar cumplimiento a lo establecido en la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público (L.O.D.D.T.C.).

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Administración de los Recursos Asignados para Gastos de Funcionamiento en Materia de Equipamiento	Trámite	10.305	1.875.546.435
Edificaciones Médico-Asistenciales	M2	315.447	15.796.540.000
Edificaciones para Educación Básica y Diversificada	M2	598.450	5.240.000.000
Edificaciones para Educación Superior, Ciencia Y Tecnología	M2	494.166	14.280.000.000
Edificaciones para La Cultura	M2	100.192	4.712.430.000
Edificaciones Deportivas	Edificio	2	220.000.000
Edificaciones para Seguridad y Defensa	M2	110.925	887.800.000
Edificaciones Varias	M2	125.142	17.193.930.000
Estudios Proyectos e Inspección de Obras	M2	2	221.000.000

| TOTAL | | | 60.427.246.435 |

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	1.719.738.676
	- Recursos Ordinarios	
402	Materiales y Suministros	32.302.622
	- Recursos Ordinarios	
403	Servicios no Personales	106.765.137
	- Recursos Ordinarios	
404	Activos Reales	58.568.440.000
	- Recursos Ordinarios	7.731.480.000
	- Gestión fiscal	17.692.800.000
	- Otras Fuentes de Financiamiento	1.657.800.000
	- Programas y Proyectos	31.486.360.000
	• Infraestructura Universidad Central de Venezuela	2.000.000.000
	• Universidad de Oriente	2.000.000.000
	• Universidad Simón Rodríguez	2.000.000.000
	• Planta Física Universidad de Carabobo	2.000.000.000
	• Universidad Simón Bolívar (Núcleo Vargas)	1.000.000.000
	• Universidad Experimental Politécnica Antonio José de Sucre	2.000.000.000
	• Construcción y Equipamiento de la Unidad de Terapia Intensiva del Hospital de Pediatría Menca de Leoni, Sector Guaiparo, Parroquia Dalla Costa, Municipio Caroní Estado Bolívar	5.000.000.000
	• Culminación de la Ampliación de la Emergencia en el Hospital Raúl Leoni, Sector Guaiparo, Parroquia Dalla Costa, Municipio Caroní Estado Bolívar	1.000.000.000
	• Poliedro	2.000.000.000
	• Segunda Fase del Edificio de Servicios de la Asamblea Nacional	4.279.650.000
	• Estructura del Museo Bolivariano de la Asamblea Nacional	1.112.430.000
	• Remodelación del Edificio Anexo de la Antigua Corte de la Asamblea Nacional	2.205.120.000
	• Cambio de Peldaños de las Escaleras PPLES. Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	150.440.000
	• Elaboración de la Sala de Reuniones de la Planta Libre Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	945.700.000
	• Remodelación de los Pisos y Techos de los Pasillos del Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	95.880.000
	• Elaboración de las Oficinas de los Diputados del Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	42.530.000
	• Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	761.830.000
	• Centro de Gestión del Conocimiento y Análisis de Políticas de Integración Andina (CEGPA)	2.092.780.000
	• Reconstrucción de Calzadas Casco Colonial, Calabozo, Municipio Francisco de Miranda, Estado Guárico	500.000.000
	• CADAFE Construcción, Electrificación Subterránea y Faroles Casco Colonial, Calabozo, Municipio Francisco de Miranda Estado Guárico	300.000.000
TOTAL		60.427.246.435

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	216	1.665.526.868
- Directivo	8	74.041.416
- Profesional y Técnico	112	1.129.503.384
- Personal Administrativo	42	229.454.940
- Obreros	54	232.527.128
Personal Contratado	4	33.600.000
- Empleados	4	33.600.000
TOTAL	**220**	**1.699.126.868**

PROYECTO: 99 DIRECCION, PROYECTOS E INSPECCION DE EDIFICACIONES

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano
D.G. de Equipamiento Urbano
D. G. De Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal - Recursos Ordinarios	1.719.738.676
402	Materiales y Suministros - Recursos Ordinarios	32.302.622
403	Servicios no Personales - Recursos Ordinarios	106.765.137
404	Activos Reales - Recursos Ordinarios	16.740.000
TOTAL		**1.875.546.435**

PROYECTO: 01 EDIFICACIONES MEDICO- ASISTENCIALES

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El objetivo fundamental de este Proyecto, consiste en dar continuidad a la política sectorial orientada a incrementar la calidad del servicio y mejorar el diseño de la infraestructura médico asistencial en el territorio nacional y específicamente, aquellas localidades que se encuentran ubicadas en los nuevos Ejes de Desarrollo Oriente, Occidente y Orinoco - Apure.

No obstante, ante la escasez de recursos fiscales se prevé la implantación de una política de racionalización del gasto público a nivel del Presupuesto Nacional, razón por la cual el Ministerio dirige sus acciones a la culminación, terminación, reactivación, ampliación y mejoramiento de obras de infraestructura médico asistenciales que se encuentran en estado de ejecución o paralizadas, con el objeto de fortalecer este sector, propiciando la reactivación del aparato productivo y la generación del empleo.

En este sentido, se dará continuidad a la política sectorial, preferentemente a los recursos de inversión, hacia la infraestructura de atención preventiva de la salud, lo cual permitirá atender sectores muy importantes de la población.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	15.796.540.000
	- Recursos Ordinarios	3.993.740.000
	- Gestión Fiscal	5.752.800.000
	- Otras Fuentes de Financiamiento	50.000.000
	- Programas y Proyectos	6.000.000.000
	• Construcción y Equipamiento de la Unidad de Terapia Intensiva del Hospital de Pediatría Menca de Leoni, Sector Guaiparo, Parroquia Dalla Costa, Municipio Caroní Estado Bolívar	5.000.000.000
	• Culminación de la Ampliación de la Emergencia en el Hospital Raúl Leoni, Sector Guaiparo, Parroquia Dalla Costa, Municipio Caroní Estado Bolívar	1.000.000.000
TOTAL		**15.796.540.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO- ASISTENCIALES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

Cod	DENOMINACION	AÑO (Inicio/Termina)	Sit. Cat. Con.	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Por Tramitar Año 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ordinario Contratos Vigentes	Pres. Ordinario Nuevos Contratos	Pres. Extraord. Contratos Vigentes	Pres. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Fís. Al 31/12/02	Ejec. Fís. 03	Ejec. Fís. 04	Ejec. Fís. Años Post.
AN-0024	AMPLIACION HOSPITAL CENTRAL DE BARCELONA, HOSPITAL DE NIÑOS VALIDAD Y ESTACIONAMIENTO. MCPIO BOLIVAR.	1989 2005	E	11282-M2	4.565,02	3.007,24		200,00	1.357,78	3.007,24		200,00			200,00	757,78	600,00	65,9	4,4	16,8	13,1
AN-0036	AMPLIACION HOSPITAL LUIS FELIPE GUEVARA ROJAS.MCPIO. SIMON RODRIGUEZ	1997 2005	E	3250-M2	2.500,00	761,49		200,00	1.538,51	761,49		200,00			200,00	700,00	838,51	30,5	8,0	28,0	33,5
AP-0008	REPARACION HOSPITAL DR. PABLO ACOSTA ORTIZ, EN SAN FERNANDO, MCPIO. SAN FERNANDO.	1989 2005	E	20695-M2	3.000,00	932,18		200,00	1.867,82	932,18		200,00			200,00	900,00	967,82	31,1	6,7	30,0	32,3
AP-0021	REPARACIONES Y MEJORAS EN HOSPITAL DE GUASDUALITO. MCPIO PAEZ.	2003 2005	I	1200-M2	1.800,00		450,00	450,00	1.350,00					450,00	450,00	900,00	450,00	0,0	25,0	50,0	25,0
BO-0036	AMPLIACION DE LA EMERGENCIA EN EL HOSPITAL RAUL LEONI SECTOR GUAPARO, PARROQUIA DALLA ACOSTA. MCPIO CARONI	2003 2003	I	100-M2	1.000,00		1.000,00	1.000,00						1.000,00	1.000,00			0,0	100,0	0,0	0,0
DA-0005	AMPLIACION Y MEJORAS HOSPITAL LUIS RAZETTI EN TUCUPITA, MCPIO. TUCUPITA.	1991 2005	E	2681-M2	3.316,96	1.576,96		200,00	1.540,00	1.576,96		200,00			200,00	600,00	940,00	47,5	6,0	18,1	28,3
DM-0027	HOSPITAL ONCOLOGICO PADRE MACHADO (REPARACION), MCPIO. LIBERTADOR.	1983 2004	E	4500-M2	2.028,79	1.128,79	400,00	400,00	500,00	1.128,79				400,00	400,00	500,00		55,6	19,7	24,6	0,0
LA-0077	REMODELACION Y AMPLIACION HOSPITAL IVSS DR. JUAN DAZA PEREYRA DE BARQUISIMETO.	2001 2004	E	1500-M2	820,00	320,00		250,00	250,00	320,00		250,00			250,00	250,00		39,0	30,5	30,5	0,0
PO-0028	AMPLIACION EMERGENCIA HOSPITAL DR. MIGUEL ORAA EN GUANARE. MCPIO.GUANARE.	1993 2005	E	9143-M2	3.229,70	929,70	300,00	300,00	2.000,00	929,70				300,00	300,00	1.000,00	1.000,00	28,8	9,3	31,0	31,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO-ASISTENCIALES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolivares)

OBRAS Cód	DENOMINACIÓN	AÑO	Estatus	Cantidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02	POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	03	04	Años Post.
SU-0033	REPARACIONES Y MEJORAS EN EL HOSPITAL SANTOS ANIBAL DOMINICCI. MCPIO. BERMUDEZ.	1993 2004	E	16000-M2	950,00	550,00		300,00	300,00	100,00	550,00				300,00	300,00	100,00		57,9	31,6	10,5	0,0
SU-0038	REPARACION DEL HOSPITAL DE CUMANA.	1997 2004	E	400-M2	857,00	357,00	300,00		300,00	200,00	357,00		300,00			300,00	200,00		41,7	35,0	23,3	0,0
TA-0014	CENTRO DE SALUD EN LA FRIA (AMPLIACION) MCPIO. GARCIA DE HEVIA.	1988 2006	E	80000-M2	24.499,93	3.033,93		500,00	500,00	20.966,00	3.033,93				500,00	500,00	7.000,00	13.966,00	12,4	2,0	28,6	57,0
YA-0016	AMPLIACION DEL HOSPITAL DE NIRGUA.	1995 2005	E	1000-Km2	745,00	145,00	200,00		200,00	400,00	145,00		200,00			200,00	200,00	200,00	19,5	26,8	26,8	26,8
YA-0022	MEJORAS SEDE CRUZ ROJA SAN FELIPE.	1997 2005	E	6612-M2	6.867,00	517,00		400,00	400,00	5.950,00	517,00				400,00	400,00	1.600,00	4.350,00	7,5	5,8	23,3	63,3
TOTALES					56.179,40	13.259,29	1.550,00	3.350,00	4.900,00	38.020,11	13.259,29		1.550,00		3.350,00	4.900,00	14.707,78	23.312,33				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO-ASISTENCIALES
Partida: 404150100 CONSTRUCCIONES MÉDICO-ASISTENCIALES

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cod	DENOMINACIÓN	Año Inicio	Año Culm	Situac	Cantidad y Unidad de Medida	Costo Total	Contratos Tramitado al 31/12/02	Por Tramitar 2003 Ordinario	Por Tramitar 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Estim. 2003 Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Ext. Contratos Vigentes	Pres. Ext. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Fís. Al 31/12/02	03	04	Años Post
AP-0010	HOSPITAL DE ACHAGUAS,MCPIO ACHAGUAS,	1992	2005	E	6880-M2	2.087.21	1.487.21	200.00		200.00	1.300.00	1.487.21	200.00				200.00	600.00	700.00	49.8	6.7	20.1	23.4
AR-0031	HOSPITAL TIPO I EN TURMERO MUNICIPIO AUTONOMO MARIÑO	1991	2005	E	5753-M2	3.000.34	953.34	200.00		200.00	1.847.00	953.34	200.00				200.00	1.247.00	600.00	31.8	6.7	41.6	20.0
BA-0021	AMBULATORIO TIPO I EN OBISPO.	1992	2004	E	661-M2	1.042.15	637.66	200.00		200.00	204.49	637.66	200.00				200.00	204.49		61.2	19.2	19.6	0.0
BA-0022	CONCLUSION CENTRO NEFROLOGICO DEL HOSPITAL LUIS RAZETTI (EDIF ADMINSTRATIVO), MCPIO. BARINAS	1992	2004	E	709-M2	1.105.92	669.88		100.00	100.00	336.04	669.88				100.00	100.00	336.04		60.6	9.0	30.4	0.0
BA-0023	CONSTRUCCION DE AMBULATORIO TIPO I EN BARRACAS, MCPIO CRUZ PAREDES.	1994	2003	T	400-M2	1.035.93	852.19	183.74		183.74		852.19		183.74			183.74			82.3	17.7	0.0	0.0
BA-0039	AREA DE ANATOMIA PATOLOGICA EN HOSPITAL LUIS RAZETTI.	2000	2003	T	400-M2	510.00	400.00	110.00		110.00		400.00		110.00			110.00			78.4	21.6	0.0	0.0
BO-0035	CONSTRUCCION Y EQUIPAMIENTO DE LA UNIDAD DE TERAPIA INTENSIVA DEL HOSPITAL DE PEDIATRIA MENCA DE LEONI, SECTOR GUAIPARO, PARROQUIA DALLA ACOSTA, MUNICIPIO CARONI.	2003	2003	I	200-M2	5.000.00			5.000.00	5.000.00						5.000.00	5.000.00			0.0	100.00	0.0	0.0
CA-0019	CONSTRUCCION HOSPITAL DE MARIARA MCPIO MARIARA.	1991	2005	E	10500-M2	15.023.63	9.023.63	500.00		500.00	5.500.00	9.023.63		500.00			500.00	2.500.00	3.000.00	60.1	3.3	16.6	20.0
GU-0021	CONSTRUCCION CENTRO DE SALUD 10 CAMAS EN ORTIZ.	1992	2004	E	2130-Km2	2.830.43	2.030.43	400.00		400.00	400.00	2.030.43		400.00			400.00	400.00		71.7	14.1	14.1	0.0
GU-0030	CONSTRUCCION HOSPITAL EN ZARAZA. MCPIO.ZARAZA.	2003	2006	I	7000-M2	6.500.00		500.00		500.00	6.000.00			500.00			500.00	1.500.00	4.500.00	0.0	7.7	23.1	69.2
MH-0009	HOSPITAL ONCOLOGICO LUIS RAZETTI (CONSTRUCCION Y DOTACION NUEVA SEDE).	1986	2008	E	46600-M2	42.100.00	4.000.00	800.00		800.00	37.300.00	4.000.00		800.00			800.00	800.00	36.500.00	9.5	1.9	1.9	86.7
MO-0011	TERMINACION CENTRO DE SALUD DE CAICARA, MCPIO. CEDEÑO	1991	2003	T	3000-M2	1.527.10	1.327.10	200.00		200.00		1.327.10		200.00			200.00			86.9	13.1	0.0	0.0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO- ASISTENCIALES
Partida: 404150100 CONSTRUCCIONES MÉDICO-ASISTENCIALES

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cod	DENOMINACIÓN	AÑO	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Por Tramitar Año 2003 Ordinario	Por Tramitar Año 2003 Extraordinario	Contratos Total	Contratos Años Posteriores	Asignado al 31/12/02	Presup. Ordinario Contratos Vigentes	Presup. Ordinario Nuevos Contratos	Presup. Extraord. Contratos Vigentes	Presup. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post
NE-0008	GERIATRICO DE JUAN GRIEGO	1990 2004	E	2400-M2	981,77	531,77	200,00		200,00	250,00	531,77		200,00			200,00	250,00	250,00	54,2	20,4	25,5	0,0
PO-0026	HOSPITAL TIPO I 30 CAMAS.MCPIO.AGUA BLANCA.	1993 2005	E	15183-M2	6.500,00	2.604,30		800,00	800,00	3.095,70	2.604,30				800,00	800,00	1.395,70	1.700,00	40,1	12,3	21,5	26,2
SU-0021	HOSPITAL DE GUIRIA.	1991 2004	E	840-M2	817,87	317,87	200,00		200,00	100,00	317,87		200,00			200,00	100,00		51,4	32,4	16,2	0,0
TA-0031	CASA ANCIANATO EN COLONCITO	1994 2004	E	254-M2	812,00	12,00	200,00		200,00	600,00	12,00		200,00			200,00	600,00		1,5	24,6	73,9	0,0
TA-0035	CONSTRUCCION DEL HOSPITAL SANTA ANA.MCPIO CORDOVA.	1997 2005	E	2300-M2	8.957,00	957,00		352,80	352,80	7.647,20	957,00				352,80	352,80	2.500,00	5.147,20	10,7	3,9	27,9	57,5
VA-0002	HOSPITAL PSIQUATRICO DE ANARE.	2002 2005	E	3150-M2	2.100,00	800,00	250,00		250,00	1.050,00	800,00		250,00			250,00	800,00	250,00	38,1	11,9	38,1	11,9
ZU-0001	HOSPITAL TIPO III SANTA BARBARA DEL ZULIA. MUNICPIO COLON	2003 2004	I	1250-M2	1.000,00		500,00		500,00	500,00			500,00			500,00	500,00		0,0	50,0	0,0	50,0
	TOTALES				103.831,35	26.604,38	2.443,74	8.452,80	10.896,54	66.130,43	26.604,38		2.443,74		8.452,80	10.896,54	13.233,23	52.897,20				

PROYECTO: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

La educación es por excelencia el eje fundamental sobre el cual se rige el proceso de transformación del país, por lo tanto la culminación y ejecución de las obras de infraestructura es de vital importancia para el desarrollo de este sector.

En consecuencia, el Ministerio, ante la carencia de recursos económicos para concluir o continuar las edificaciones correspondientes a este Proyecto, iniciadas en años anteriores, efectuará una serie de actividades de promoción y divulgación de estas obras, con la finalidad de propiciar el proceso de Descentralización y Transferencia de Competencias del Poder Público, concertado entre el Ejecutivo Nacional y los Gobiernos Regionales y Locales, mediante el establecimiento de convenios, a fin de culminar y ejecutar la infraestructura correspondiente a Educación Básica y Diversificada, de acuerdo al nivel de competencia que corresponda según el Reglamento Parcial de la L.O.D.D.T.C. que determina las obras de Interés Nacional, Estadal y Municipal.

Por lo tanto, el Ministerio, las Gobernaciones y Alcaldías estarán atentos a la conclusión y ejecución de las edificaciones educativas con fases funcionales a corto plazo. En tal sentido, se invertirán recursos por diferentes fuentes de financiamiento que permitan a la conclusión, continuación y reparación de algunas instalaciones educativas, a fin de atender la creciente matrícula estudiantil a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Gestión Fiscal	5.240.000.000
	TOTAL	5.240.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA
Partida: 40402020 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO Inicio	AÑO Termina	STATUS	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	POR TRAMITAR AÑO 2003 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	POR TRAMITAR AÑO 2003 Total	Asignado al 31/12/02	PRESUPUESTO ORDINARIO Contratos Vigentes	PRESUPUESTO ORDINARIO Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	PRESUPUESTO EXTRAORDINARIO Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%) Al 31/12/02	Ejecución Física Proyectada (%) 03	Ejecución Física Proyectada (%) 04	Años Pos.
MI-0043	REPARACIONES UNIDAD EDUCATIVA LUIS EDUARDO EGUI AROCHA, MCPIO. LOS SALIAS	2003	2003	I	2756-M2	80,00			80,00	80,00			80,00			80,00			0,0	100,0		0,0
NE-0027	AMPLIACION ESCUELA TECNICA SAN JUAN BAUTISTA, MCPIO. DIAZ	1991	2003	T	530-M2	543,00	393,00		150,00	150,00	393,00			150,00		150,00			72,4	27,6		0,0
TOTALES						623,00	393,00		230,00	230,00	393,00			230,00		230,00						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolivares)

Cód	DENOMINACIÓN	Año	Situación/Clasif	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Año 2003 Ordinario	Año 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extr. Contratos Vigentes	Pres. Extr. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	Ejec. Física 03	Ejec. Física 04	Ejec. Física Años Post
AM-0012	ESCUELA TECNICA MADRE MAZARELO.	1997 2004	E	2590-M2	900,00	450,00		200,00	200,00	250,00	450,00				200,00	200,00	250,00		50,0	22,2	27,8	0,0
AM-0018	PRE-ESCOLAR TIPO I CURUMI.	2000 2004	E	450-M2	250,00	100,00		80,00	80,00	70,00	100,00				80,00	80,00	70,00		40,0	32,0	28,0	0,0
AN-0022	CICLO DIVERSIFICADO EN CANTAURA. MCPIO. FREITES	1996 2004	E	3780-M2	1.668,00	1.218,00		200,00	200,00	250,00	1.218,00				200,00	200,00	250,00		73,0	12,0	15,0	0,0
AP-0014	CICLO DIVERSIFICADO MANUEL ANTONIO NIEVES EN EL ORZA.	1995 2004	E	5400-M2	2.400,00	1.580,00		200,00	200,00	620,00	1.580,00				200,00	200,00	620,00		65,8	8,3	25,8	0,0
AR-0013	ESCUELA BASICA SAMAN DE GUERE.	1992 2004	E	3926-M2	1.140,00	440,00		200,00	200,00	500,00	440,00				200,00	200,00	500,00		38,6	17,5	43,9	0,0
AR-0016	UNIDAD EDUCATIVA MANUEL MORALES CARABALLO, MCPIO. ZAMORA.	1991 2004	E	3392-M2	1.051,00	551,00		200,00	200,00	300,00	551,00				200,00	200,00	300,00		52,4	19,0	28,5	0,0
BO-0016	ESCUELA BASICA INDUSTRIAL EL CAMBAO.	2000 2004	E	1200-M3	684,85	184,85		150,00	150,00	350,00	184,85				150,00	150,00	350,00		27,0	21,9	51,1	0,0
BO-0022	ESCUELA BASICA INTEGRAL LOS CARIBES. MCPIO. HERES.	2000 2005	E	1513-M2	800,00	200,00		100,00	100,00	500,00	200,00				100,00	100,00	300,00	200,00	25,0	12,5	37,5	25,0
DA-0009	CONCLUSION ESCUELA GRANJA DE ARAGUAMUJO MCPIO ANTONIO DIAZ	1992 2005	E	40000-M2	1.265,00	364,40		200,00	200,00	700,60	364,40				200,00	200,00	300,60	400,00	28,8	15,8	23,8	31,6
DA-0014	ESCUELA TECNICA AGROPECUARIA (E.T.A.) EN ISLA DE COCUNA MCPIO. TUCUPITA	1992 2005	E	26000-M2	4.244,40	1.444,40		250,00	250,00	2.550,00	1.444,40				250,00	250,00	750,00	1.800,00	34,0	5,9	17,7	42,4
DM-0007	ESCUELA BASICA DIVINA PROVIDENCIA EN CATIA LA MAR. MCPIO VARGAS.	1992 2004	E	2572-M2	2.000,00	1.064,23		300,00	300,00	635,77	1.064,23				300,00	300,00	635,77		53,2	15,0	31,8	0,0
FA-0012	ESCUELA BASICA PLAYA BLANCA, PTO. CUMAREBO. MCPIO ZAMORA.	1991 2003	T	1600-M2	448,44	348,44		100,00	100,00		348,44				100,00	100,00	100,00		77,7	22,3	0,0	0,0
GU-0015	UNIDAD EDUCATIVA BALTAZAR PADRON. SANTA MARIA DE PIRE	1995 2003	T	3100-M2	1.002,00	602,00		400,00	400,00		602,00				400,00	400,00	400,00		60,1	39,9	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO	Status	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	CONTRATOS POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ASIG. EST. PRES. ORD. Contratos Vigentes	Nuevos Contratos	PRES. EXTRAORD. Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	03	04	Años Post.
ME-0013	EDUCACION ESPECIAL OF ELIA TANCREDI.	1991 2003 T		3839-M2	424,44	224,44		200,00	200,00		224,44				200,00	200,00	200,00		52,9	47,1	0,0	0,0
ME-0014	CENTRO DE DESAROLLO INFANTIL N°8 MCPIO. LIBERTADOR.	1992 2003 T		754-M2	340,00	140,00		200,00	200,00		140,00				200,00	200,00	200,00		41,2	58,8	0,0	0,0
ME-0018	ESCUELA TECNICA AGROPECUARIA DE TIMOTES. MERIDA.	1991 2004 E		7500-M2	2.973,57	1.973,57		400,00	400,00	600,00	1.973,57				400,00	400,00	600,00		66,4	13,5	20,2	0,0
MO-0010	LICEO DIVERSIFICADO LAS COCUIZAS. MCPIO. MATURIN.	1992 2003 T		1846-M2	448,04	298,04		150,00	150,00		298,04				150,00	150,00	150,00		66,5	33,5	0,0	0,0
MO-0011	ESCUELA VIRGEN MISIONERA DE LA ESPERANZA EN MATURIN. MCPIO. MATURIN.	1993 2005 E		4335-M2	2.791,00	1.091,00		100,00	100,00	1.600,00	1.091,00				100,00	100,00	750,00	850,00	39,1	3,6	26,9	30,5
NE-0023	CONSTRUCCION TALLER DE LABORES ESCUELA ESPECIAL.	1992 2004 E		4378-M2	880,00	560,00		240,00	240,00	80,00	560,00				240,00	240,00	80,00		63,6	27,3	9,1	0,0
SU-0022	CONSTRUCCION LICEO SAN JOSE DE AEROCUAR.	1992 2004 E		2200-M2	828,05	528,05		100,00	100,00	200,00	528,05				100,00	100,00	200,00		63,8	12,1	24,2	0,0
TR-0012	CONSTRUCCION JARDIN DE INFANCIA BARRIO NUEVO. VALERA.	1992 2003 T		1673-M2	442,00	222,00		220,00	220,00		222,00				220,00	220,00	220,00		50,2	49,8	0,0	0,0
TR-0020	CONSTRUCCION JARDIN DE INFANCIA NEPTALI VALERO HURTADO.	1992 2003 T		827-M2	229,54	129,54		100,00	100,00		129,54				100,00	100,00	100,00		56,4	43,6	0,0	0,0
TR-0047	CONSTRUCCION SEDE ESCUELA ESPECIAL FRAY IGNACIO ALVAREZ.	1995 2003 T		926-M2	335,00	215,00		120,00	120,00		215,00				120,00	120,00	120,00		64,2	35,8	0,0	0,0
ZU-0027	INSTITUTO ESPECIAL SIERRA MAESTRA.	1991 2003 T		2000-M2	691,04	291,04		400,00	400,00		291,04				400,00	400,00	400,00		42,1	57,9	0,0	0,0
ZU-0028	INSTITUTO ZULIANO DE AUDICION Y LENGUAJE.	1993 2003 T		1523-M2	659,01	459,01		200,00	200,00		459,01				200,00	200,00	200,00	3.250,00	69,7	30,3	0,0	0,0
	TOTALES				28.895,38	14.679,01		5.010,00	5.010,00	9.206,37	14.679,01				5.010,00	5.010,00	5.956,37	3.250,00				

PROYECTO: 03 EDIFICACIONES PARA EDUCACION SUPERIOR, CIENCIA Y TECNOLOGIA

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Las edificaciones para Educación Superior, Ciencia y Tecnología se consideran obras físicas de equipamiento urbano de interés nacional, por lo tanto es competencia de este Ministerio proceder a la culminación de aquellas edificaciones , que se encuentran paralizadas o en ejecución, a objeto de responder al desarrollo productivo que requiere el país y de esta manera satisfacer la demanda existente en este sector.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	14.280.000.000
	- Gestión Fiscal	3.280.000.000
	- Programas y Proyectos	11.000.000.000
	• Infraestructura Universidad Central de Venezuela	2.000.000.000
	• Universidad de Oriente	2.000.000.000
	• Universidad Simón Rodríguez	2.000.000.000
	• Planta Física Universidad de Carabobo	2.000.000.000
	• Universidad Simón Bolívar (Núcleo Vargas)	1.000.000.000
	• Universidad Experimental Politécnica Antonio José de Sucre	2.000.000.000
TOTAL		14.280.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 03 EDIFICACIONES PARA EDUCACION SUPERIOR,CIENCIA Y TECNOLOGIA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2003

Cód	DENOMINACIÓN	Año Inicio	Año Term.	Situación	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Por Tramitar Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post
AM-0002	SEDE DE LA UNIVERSIDAD NACIONAL ABIERTA.	1993	2004	E	2756-M2	770,00	590,00	80,00	80,00	100,00	590,00	80,00	80,00	100,00		76,6	10,4	13,0	0,0
CA-0010	PLANTA FISICA UNIVERSIDAD DE CARABOBO	2000	2005	E	51400-M2	48.836,00	3.500,00	2.000,00	2.000,00	43.336,00	3.500,00	2.000,00	2.000,00		43.336,00	7,2	4,1	0,0	88,7
CO-0002	INSTITUTO UNIVERSITARIO DE TECNOLOGIA AGROPECUARIA. MCPIO. SAN CARLOS.	1981	2004	E	4000-M2	1.600,00	755,54	200,00	200,00	644,46	755,54	200,00	200,00	644,46		47,2	12,5	40,3	0,0
CO-0004	LABORATORIO DE COMPLEMENTACION UNELLEZ. SAN CARLOS.	1993	2004	E	2000-M2	800,00	301,38	200,00	200,00	298,62	301,38	200,00	200,00	298,62		37,7	25,0	37,3	0,0
DA-0001	INSTITUTO UNIVERSITARIO TECNOLOGICO DR. DELFIN MENDOZA. MCPIO TUCUPITA.	1990	2005	E	7350-M2	3.233,00	1.403,45	200,00	200,00	1.629,55	1.403,45	200,00	200,00	428,65	1.200,90	43,4	6,2	13,3	37,1
DM-0001	INFRAESTRUCTURA UNIVERSIDAD CENTRAL DE VENEZUELA.	1971	2005	E	15000-M2	31.980,07	6.980,07	2.000,00	2.000,00	23.000,00	6.980,07	2.000,00	2.000,00	10.000,00	13.000,00	21,8	6,3	31,3	40,7
DM-0002	INSTITUTO PEDAGOGICO NACIONAL MCPIO LIBERTADOR.	1971	2005	E	5350-M2	3.016,35	1.016,35	200,00	200,00	1.800,00	1.016,35	200,00	200,00	800,00	1.000,00	33,7	6,6	26,5	33,2
FA-0005	NUCLEO UNIVERSIDAD FRANCISCO DE MIRANDA EN PUNTO FIJO. CARIRUBANA	1990	2003	T	2581-M2	348,02	298,02	50,00	50,00		298,02	50,00	50,00			85,6	14,4	0,0	0,0
GU-0010	UNIVERSIDAD NACIONAL ABIERTA, NUCLEO VALLE DE LA PASCUA. MCPIO. INFANTE.	1996	2004	E	1580-M2	1.522,57	722,57	200,00	200,00	600,00	722,57	200,00	200,00	600,00		47,5	13,1	39,4	0,0
LA-0007	INSTITUTO UNIVERSITARIO ANDRES ELOY BLANCO (ANTIGUO CICLO BASICO) (EDIF."F" Y GIMNASIOS).	1992	2005	E	3300-M2	3.888,00	1.388,00	500,00	500,00	2.000,00	1.388,00	500,00	500,00	1.000,00	1.000,00	35,7	12,9	25,7	25,7
ME-0012	TERMINACION CERCA PERIMETRAL INSTALACIONES DEPORTIVAS (NUCLEO LIRIA).	1992	2003	T	3000-Metros	954,88	554,88	400,00	400,00		554,88	400,00	400,00	1.000,00		58,1	41,9	0,0	0,0
ME-0043	INSTITUTO UNIVERSITARIO TECNOLOGICO DE EGIDO. BAILADORES	2001	2005	E	6900-M2	2.280,00	400,00	500,00	500,00	1.380,00	400,00	500,00	500,00	1.000,00	380,00	17,5	21,9	43,9	16,7

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 03 EDIFICACIONES PARA EDUCACION SUPERIOR,CIENCIA Y TECNOLOGIA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolivares)

Cód	DENOMINACIÓN	Situación Inicio/Término	E/I	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extr. Contratos Vigentes	Pres. Extr. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post
MI-0003	INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTIFICAS (PLANTA FISICA) MCPIO. LOS SALIAS.	1972 2004	E	5200-M2	3.700,00	1.413,76		300,00	300,00	1.986,24	1.413,76				300,00	300,00	1.086,24	900,00	38,2	8,1	29,4	24,3
PO-0006	UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS. (NUCLEO GUANARE) MCPIO. GUANARE.	1996 2004	E	4360-M2	3.200,00	2.000,00		250,00	250,00	950,00	2.000,00				250,00	250,00	950,00		62,5	7,8	29,7	0,0
TN-0009	UNIVERSIDAD EXPERIMENTAL POLITECNICA ANTONIO JOSE DE SUCRE.	1997 2010	E	9740-M2	33.540,00	4.240,00		2.000,00	2.000,00	27.300,00	4.240,00				2.000,00	2.000,00	14.900,00	12.400,00	12,6	6,0	44,4	37,0
TN-0011	UNIVERSIDAD NACIONAL EXPERIMENTAL SIMON RODRIGUEZ.	2003 2005	I	9000-M2	5.000,00			2.000,00	2.000,00	3.000,00					2.000,00	2.000,00	2.000,00	1.000,00	0,0	40,0	40,0	20,0
TN-0012	UNIVERSIDAD DE ORIENTE.	2003 2005	I	7000-M2	4.800,00			2.000,00	2.000,00	2.800,00					2.000,00	2.000,00	2.000,00	800,00	0,0	41,7	41,7	16,7
VA-0001	UNIVERSIDAD SIMON BOLIVAR NUCLEO VARGAS.	2003 2005	I	1500-M2	5.000,00			1.000,00	1.000,00	4.000,00					1.000,00	1.000,00	2.000,00	2.000,00	0,0	20,0	40,0	40,0
ZU-0070	INSTITUTO UNIVERSITARIO DE TECNOLOGIA DE CABIMAS. MODULO ADMINISTRATIVO (NUCLEO CIUDAD OJEDA) MCPIO. LAGUNILLAS.	1997 2005	E	3100-M2	2.400,00	300,00	300,00	200,00	200,00	1.900,00	300,00				200,00	200,00	1.000,00	900,00	12,5	8,3	41,7	37,5
TOTALES					156.868,89	25.864,02	25.864,02	14.280,00	14.280,00	116.724,87	25.864,02				14.280,00	14.280,00	38.807,97	77.916,90				

PROYECTO: 04 EDIFICACIONES PARA LA CULTURA

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El Ministerio tiene previsto la terminación y ejecución de las obras de infraestructura para la cultura, con el objeto de propiciar el desarrollo integral de recursos humanos y brindar de esta forma unas instalaciones adecuadas, que permitan satisfacer las necesidades prioritarias del sector.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	4.712.430.000
	- Recursos Ordinarios	1.200.000.000
	- Otras Fuentes de Financiamiento	400.000.000
	- Programas y Proyectos	3.112.430.000
	• Poliedro	2.000.000.000
	• Estructura del Museo Bolivariano de la Asamblea Nacional	1.112.430.000
	TOTAL	4.712.430.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 04 EDIFICACIONES PARA LA CULTURA
Partida: 404150400 EDIFICACIONES CULTURALES

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolivares)

Cód	DENOMINACIÓN	AÑO Inicio	AÑO Fin	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	AÑO 2003 Ordinario	AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Ppto. Ordinario Contratos Vigentes	Ppto. Ordinario Nuevos Contratos	Ppto. Extraordinario Contratos Vigentes	Ppto. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post.
CO-0005	COMPLEJO CULTURAL EN TINACO.	1977	2003 T	927-M2	370,62	270,62		100,00	100,00		270,62				100,00	100,00			73,0	27,0	0,0	0,0
DM-0005	POLIEDRO	2003	2003	2000-M2	2.000,00			2.000,00	2.000,00						2.000,00	2.000,00			0,0	100,0	0,0	0,0
DM-0006	ESTRUCTURA ESPACIAL DEL POLIEDRO (SPACE FRAME)	2003	2003	100-M2	700,00		700,00		700,00				700,00			700,00			0,0	100,0	0,0	0,0
DM-0007	MANTENIMIENTO TEATRO TERESA CARREÑO	2003	2003	1-Mts.	500,00		500,00		500,00				500,00			500,00			0,0	100,0	0,0	0,0
DM-0054	ESTRUCTURA DEL MUSEO BOLIVARIANO DE LA ASAMBLEA NACIONAL	2003	2003	100-M2	1.112,43			1.112,43	1.112,43						1.112,43	1.112,43			0,0	100,0	0,0	0,0
FA-0001	SEDE ATENEO EN CORO, SALA DE TEATRO Y USOS MULTIPLES, MCPIO MIRANDA.	1991	2003 T	2742-M2	617,98	417,98		200,00	200,00		417,98				200,00	200,00			67,8	32,4	0,0	0,0
YA-0006	CONSTRUCCION SEDE NIÑOS CANTORES, MCPIO SAN FELIPE.	1993	2003 T	452-M2	409,76	309,76		100,00	100,00		309,76				100,00	100,00			75,6	24,4	0,0	0,0
TOTALES					5.710,79	998,36	1.200,00	3.512,43	4.712,43		998,36		1.200,00		3.512,43	4.712,43						

PROYECTO: 05 EDIFICACIONES DEPORTIVAS

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El Ministerio en coordinación con los Organismos clientes, ejecutará las obras de Infraestructura de interés nacional indispensables para desarrollar las actividades deportivas, así como aquellas edificaciones que se encuentran paralizadas y en ejecución a los fines de ofrecer los espacios idóneos para la práctica de las distintas disciplinas deportivas de tan importante área.

En este sentido, de acuerdo con las prioridades correspondientes a este Proyecto se terminarán las edificaciones deportivas iniciadas. Para el logro de los objetivos del Proyecto, el Ministerio de Infraestructura, desarrollará planes concretos a fin de evaluar las políticas en el área deportiva y brindar continuidad a las obras que se encuentran iniciadas y que requieren de reparación y mantenimiento o ampliaciones y mejoras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
404	Activos Reales	220.000.000
	- Otras Fuentes de Financiamiento	
	TOTAL	**220.000.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 05 EDIFICACIONES DEPORTIVAS
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO				CONTRATOS			ASIGNACIONES ESTIMADAS								Ejecución Física Proyectada (%)			
						POR TRAMITAR			ESTIMADAS 2003											
						Tramitado al 31/12/02	AÑO 2003			Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04
Cód	DENOMINACIÓN			Cantidad y Unidad de Medida	Costo Total		Ordinario	Extraordinario	Total	Posteriores		Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos						
NE-0025	REPARACIONES GENERALES ESTADIO DE BEISBOL STALIN TAUTO LAREZ. LAS HERNANDEZ. MCPIO. TUBORES.	2001	2003	T	840-M2	300.00	200.00	100.00	100.00		200.00				100.00	100.00			66.7	33.3	0.0
TOTALES					300,00	200,00	100,00	100,00		200,00				100,00	100,00			66.7	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 05 EDIFICACIONES DEPORTIVAS
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO			CONTRATOS						ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)				
						POR TRAMITAR AÑO 2003					ESTIMADAS 2003											
					Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN			Costo Total							Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
			Situación Financiera	Cantidad y Unidad de Medida																	
NE-0026	CONSTRUCCION CANCHA DE USOS MULTIPLES EN PUNTA DE PIEDRAS.MCPIO. TUBORES.	2001 2003	T	600-M2	220,00	100,00	120,00	120,00		100,00				120,00	120,00			45,5	54,5	0,0	0,0
TOTALES					220,00	100,00	120,00	120,00		100,00				120,00	120,00						

PROYECTO: 06, EDIFICACIONES PARA SEGURIDAD Y DEFENSA

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El Ministerio a través de este Proyecto, atenderá las necesidades de infraestructura en materia de seguridad, defensa y suprema vigilancia de los intereses generales de la República, la administración de justicia, la preservación del orden, la paz pública y la soberanía nacional.

En consecuencia, se ejecutarán un conjunto de acciones que respondan al cumplimiento de los requerimientos establecidos en este Proyecto, para ello, el Despacho ordenará acciones tendentes a la ejecución de obras en los sectores más prioritarios del Territorio Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Otras Fuentes de Financiamiento	887.800.000
	TOTAL	**887.800.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 06 EDIFICACIONES PARA SEGURIDAD Y DEFENSA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

OBRAS		AÑO		Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)						ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
		Inicio	Culmina		Costo Total	CONTRATOS Tramitado al 31/12/02 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ESTIMADAS 2003 PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
Cód	DENOMINACIÓN																				
BO-0055	CONSTRUCCION Y REMODELACION INSTALACIONES EN EL PUESTO NAVAL DE CABRUTA. MCPIO CEDEÑO.	2003	2003	338-M2	152,00		152,00	152,00						152,00	152,00			0,0	100,0	0,0	0,0
DM-0156	REPARACIONES DE CUADRAS, PARA PERSONAL DE TROPA BATALLON DE INFANTERIA SIMON BOLIVAR FUERTE TIUNA MCPIO. LIBERTADOR.	2003	2003	2370-M2	235,80		235,80	235,80						235,80	235,80			0,0	100,0	0,0	0,0
MI-0067	REPARACIONES Y AMPLIACIONES EN EL COMANDO DE APOYO AEREO EN LA BASE AEREA GENERALISIMO FRANCISCO DE MIRANDA LA CARLOTA.	1995	2003	270-M2	370,16	170,16	200,00	200,00		170,16				200,00	200,00			46,0	54,0	0,0	0,0
TOTALES					757,96	170,16	587,80	587,80		170,16				587,80	587,80						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 06 EDIFICACIONES PARA SEGURIDAD Y DEFENSA
Partida: 40415020 EDIFICACIONES MILIT Y DE SEGURIDAD

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	SITUACION	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	CONTRATOS POR TRAMITAR AÑO 2003				Asignado al 31/12/02	ASIGNACIONES ESTIMADAS — ESTIMADAS 2003					Total Asignación 2003	Año 2004	Años Posteriores	Ejecución Física Proyectada (%)			
Cód	DENOMINACIÓN						Ordinario	Extraordinario	Total	Años Posteriores		PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos					Al 31/12/02	03	04	Años Post
AP-0030	EDIFICIO DE LOS PODERES PUBLICOS Y CENTRO CIVICO EN CIUDAD SUCRE. MCPIO PAEZ.	1997	2005 E	5832-M2	4,185.54	1,685.54		200.00	200.00	2,300.00	1,685.54			200.00		200.00	1,500.00	800.00	40.3	4.8	35.8	19.1
FA-0045	SEDE DE LA P.T.J. EN PUNTO FIJO. MCPIO CARIRUBANA.	1992	2003 T	1659-M2	821.33	721.33		100.00	100.00	100.00	721.33		100.00			100.00			87.8	12.2	0.0	0.0
TOTALES					5,008.87	2,406.87		300,00	300,00	2,300,00	2,406,87					300,00	1,500,00	800,00				

Ministerio de
Infraestructura

PROYECTO: 07 EDIFICACIONES VARIAS

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Por intermedio de este Proyecto, el Ministerio continuará la construcción de obras en ejecución o paralizadas, de diversas índoles; cuyas características específicas impiden su inclusión en otros proyectos del Programa, tales como: edificaciones sedes de organismos o instituciones públicas nacionales, obras turísticas recreacionales y de renovación urbana, entre otras.

Para el cumplimiento de estos objetivos, el Ministerio de Infraestructura a través de la Dirección General de Equipamiento Urbano invertirá recursos, a fin de brindar los beneficios que el pueblo Venezolano requiera en esta área.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales	17.193.930.000
	- Recursos Ordinarios	2.300.000.000
	- Gestión Fiscal	3.420.000.000
	- Otras Fuentes de Financiamiento	100.000.000
	- Programas y Proyectos	11.373.930.000
	• Segunda Fase del Edificio de Servicios de la Asamblea Nacional	4.279.650.000
	• Remodelación del Edificio Anexo de la Antigua Corte de la Asamblea Nacional	2.205.120.000
	• Cambio de Peldaños de las Escaleras PPLES Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	150.440.000
	• Elaboración de la Sala de Reuniones de la Planta Libre Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	945.700.000
	• Remodelación de los Pisos y Techos de los Pasillos del Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	95.880.000
	• Elaboración de las Oficinas de los Diputados del Edificio José María Vargas Sede Administrativa de la Asamblea Nacional	42.530.000
	• Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	761.830.000
	• Centro de Gestión del Conocimiento y Análisis de Políticas de Integración Andina (CEGPA)	2.092.780.000
	• Reconstrucción de Calzadas Casco Colonial, Calabozo, Municipio Francisco de Miranda, Estado Guárico	500.000.000
	• CADAFE Construcción Electrificación Subterránea y Faroles Casco Colonial, Calabozo, Municipio Francisco de Miranda, Estado Guárico	300.000.000
TOTAL		**17.193.930.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 07 EDIFICACIONES VARIAS
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS		AÑO	Situación (Actual / Proyectada)	Cantidad y Unidad de Medida	Costo Total	CONTRATOS							ASIGNACIONES ESTIMADAS							Ejecución Física Proyectada (%)			
						Tramitado al 31/12/02			POR TRAMITAR AÑO 2003			Años Posteriores	Asignado al 31/12/02	ESTIMADAS 2003					Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Posl.
Cod	DENOMINACIÓN					Ordinario	Extraordinario	Total	Ordinario	Extraordinario	Total			PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2003						
														Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
TR-0018	REMODELACION TURISTICA DE SANTA ANA DE TRUJILLO.	1991 2005	E E	8000-M2	2.500,00	168,30		168,30		200,00	200,00	2.131,70	168,30				200,00	200,00	1.200,00	931,70	6,7	8,0	48,0	37,3
TOTALES					2.500,00	168,30		168,30		200,00	200,00	2.131,70	168,30				200,00	200,00	1.200,00	931,70				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 07 EDIFICACIONES VARIAS
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicio	Año Culm.	Status	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 (Ordinario)	Por Tramitar Año 2003 Extraordinario	Por Tramitar Total	Años Posteriores	Asignado al 31/12/02	Estimadas 2003 Presup. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ej. Física Al 31/12/02	Ej. Física 03	Ej. Física 04	Ej. Física Post.
AN-0041	REPARACIONES Y MEJORAS DE LA SEDE MINFRA MCPIO URBANEJA.	1996	2005	E	3170-M2	1.360,21	360,21	50,00	50,00	950,00	360,21	50,00	50,00	300,00	650,00	28,5	3,7	22,1	47,8
CA-0024	REPARACIONES DE LA SEDE DE MINFRA CARABOBO.	1998	2005	E	1100-M2	1.532,00	232,00	150,00	150,00	1.150,00	232,00	150,00	150,00	500,00	650,00	15,1	9,8	32,8	42,4
DA-0015	REPARACION Y CONSTRUCCION SEDE MINFRA, MCPIO TUCUPITA.	1991	2005	E	225-M2	1.219,30	339,30	150,00	150,00	730,00	339,30	150,00	150,00	300,00	430,00	27,8	12,3	24,6	35,3
DM-0085	RESTAURACION PANTEON NACIONAL, MCPIO LIBERTADOR.	1998	2005	E	4568-M2	4.600,00	1.400,00	300,00	300,00	2.900,00	1.400,00	300,00	300,00	1.800,00	1.100,00	30,4	6,5	39,1	23,9
DM-0098	REMODELACION DEL EDIFICIO ANEXO DE LA ANTIGUA CORTE DE LA ASAMBLEA NACIONAL	2003	2003	I	100-M2	2.205,12		2.205,12	2.205,12			2.205,12	2.205,12			0,0	100,0	0,0	0,0
DM-0100	ELABORACIÓN DE LA SALA DE REUNIONES DE LA PLANTA LIBRE, EDIFICIO JOSE MARIA VARGAS SEDE ADMINISTRATIVA DE LA ASAMBLEA NACIONAL	2003	2003	I	100-M2	945,70		945,70	945,70			945,70	945,70			0,0	100,0	0,0	0,0
DM-0101	REMODELACION DE LOS PISOS Y TECHOS DE LOS PASILLOS DEL EDIFICIO JOSE MARIA VARGAS SEDE ADMINISTRATIVA DE LA ASAMBLEA NACIONAL	2003	2003	I	100-M2	95,88		95,88	95,88			95,88	95,88			0,0	100,0	0,0	0,0
DM-0102	ELABORACION DE LAS OFICINAS DE LOS DIPUTADOS DEL EDIFICIO JOSE MARIA VARGAS SEDE ADMINISTRATIVA DE LA ASAMBLEA NACIONAL	2003	2003	I	100-M2	42,53		42,53	42,53			42,53	42,53			0,0	100,0	0,0	0,0
GU-0033	RECONSTRUCCION DE CALZADA CASCO COLONIAL CALABOZO MCPIO MIRANDA	2003	2003	I	50-M2	500,00		500,00	500,00			500,00	500,00			0,0	100,0	0,0	0,0
2U-0001	REPARACION SEDE MINFRA SANTA BARBARA DEL ZULIA	2003	2004	I	1117-M2	560,00		200,00	200,00	360,00		200,00	200,00	200,00	300,00	0,0	35,7	0,0	64,3
TOTALES						13.060,74	2.331,51	4.639,23	4.639,23	6.090,00	2.331,51	4.639,23	4.639,23	2.900,00	3.190,00				

Resumen de Obras (En millones de Bs.)

Organismo:	28 MINISTERIO DE INFRAESTRUCTURA
Programa:	06 CONSTRUCCION DE EDIFICACIONES
Subprograma:	
Proyecto:	07 EDIFICACIONES VARIAS
Partida:	404150500 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS Cód	DENOMINACIÓN	AÑO Inicio	AÑO Término	STATUS	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Tramitado al 31/12/02 Extraordinario	CONTRATOS POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ESTIMADAS 2003 PRES. ORDINARIO Contratos Vigentes	Nuevos Contratos	PRES. EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Física Al 31/12/02	03	04	Años Post.
FA-0015	SEDE MINFRA. MCPIO MIRANDA	1988	2004	E	84-M2	165.72	65.72		70.00		70.00	30.00	65.72				70.00	70.00	30.00		39.7	42.2	18.1	0.0
TA-0011	SEDE MINFRA. MCPIO SAN CRISTOBAL	1991	2005	E	2000-M2	2.563.52	563.52		100.00		100.00	1.900,00	563.52				100.00	100.00	1.000,00	900,00	22.0	3.9	39.0	35.1
TOTALES						2.729,24	629,24		170,00		170,00	1.930,00	629,24				170,00	170,00	1.030,00	900,00				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 07 EDIFICACIONES VARIAS
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	AÑO (STATUS)	Cantidad y Unidad de Medida	Costo Total	CONTRATOS Tramitado al 31/12/02 Ordinario	POR TRAMITAR AÑO 2003 Ordinario	POR TRAMITAR AÑO 2003 Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	ESTIM. Presup. Ordinario Nuevos Contratos	ESTIM. Presup. Extraordinario Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post.
DM-0086	REPARACION TECHO IGLESIA CAPUCHINOS (PARROQUIA SAN JUAN)	2003 2003 I	1-M2	300,00		300,00		300,00			300,00		300,00			0,0	100,0	0,0	0,0
DM-0097	SEGUNDA FASE DEL EDIFICIO DE SERVICIOS DE LA ASAMBLEA NACIONAL	2003 2003 I	100-M2	4.279,65			4.279,65	4.279,65				4.279,65	4.279,65			0,0	100,0	0,0	0,0
DM-0099	CAMBIO DE PELDAÑOS DE LAS ESCALERAS PPLES EDIFICIO JOSE MARIA VARGAS, SEDE ADMINISTRATIVA DE LA ASAMBLEA NACIONAL	2003 2003 I	100-M2	150,44			150,44	150,44				150,44	150,44			0,0	100,0	0,0	0,0
DM-0103	CENTRO GLOBAL PARA EL DESARROLLO LEGISLATIVO DE LA EDUCACION Y LA PARTICIPACION CIUDADANA	2003 2003 I	100-M2	761,83			761,83	761,83				761,83	761,83			0,0	100,0	0,0	0,0
DM-0104	CENTRO DE GESTION DE CONOCIMIENTO Y ANALISIS DE POLITICAS DE INTEGRACION ANDINA (CEGPA)	2003 2003 I	100-M2	2.092,78			2.092,78	2.092,78				2.092,78	2.092,78			0,0	100,0	0,0	0,0
GU-0034	CADAFE CONSTRUCCION, ELECTRIFICACION SUBTERRANEA Y FAROLES CASCO COLONIAL, CALABOZO	2003 2003 I	100-Unidad	300,00			300,00	300,00				300,00	300,00			0,0	100,0	0,0	0,0
MO-0007	CASA PARROQUIAL DE MATURIN	1987 2004 E	1199-M2	1.156,00	556,00		100,00	100,00	500,00	556,00		100,00	100,00	500,00		48,1	8,7	43,3	0,0
MO-0028	CONSTRUCCION ALBERGUE TURISTICO EN ARAGUA DE MATURIN, MCPIO PIAR.	1993 2004 E	860-M2	860,00	497,38		100,00	100,00	262,62	497,38		100,00	100,00	262,62		57,8	11,6	30,5	0,0
TN-0017	OBRAS DE EMERGENCIA EN EL TERRITORIO NACIONAL.	2003 2005 I	3000-M2	3.481,24			2.100,00	2.100,00	1.381,24			2.100,00	2.100,00	681,24	700,00	0,0	60,3	19,6	20,1
TN-0018	ATENCION A OBRAS DE INFRAESTRUCTURA AFECTADAS POR INUNDACIONES EN EL TERRITORIO NACIONAL	2003 2003 I	1-M2	2.000,00		2.000,00		2.000,00			2.000,00		2.000,00			0,0	100,0	0,0	0,0
TOTALES				15.381,94	1.053,38	2.300,00	9.884,70	12.184,70	2.143,86	1.053,38	2.300,00	9.884,70	12.184,70	1.443,86	700,00				

PROYECTO: 11 ESTUDIOS, PROYECTOS E INSPECCION DE OBRAS

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

La Dirección General de Equipamiento Urbano, a través de este Proyecto y mediante los lineamientos Generales del Plan Operativo para el Ejercicio Fiscal 2003, formulará Ante Proyectos y Proyectos vinculados directamente con la construcción de obras, con un objetivo muy particular, detectar las prioridades y necesidades del país en materia de viviendas y equipamiento urbano.

En este mismo orden, se elaborarán y desarrollarán proyectos de interés nacional que puedan ser adaptados a cualquier área geográfica del país; dando prioridad a la ejecución de proyectos por fases funcionales, de manera que éstos puedan concluirse en un tiempo prudencial.

En este sentido, se asignarán los recursos necesarios para la elaboración de estudios, investigaciones y proyectos técnicos requeridos para obras de infraestructura física a través de contratos que realicen personas naturales o jurídicas, que no tengan relación de dependencia con el organismo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Recursos Ordinarios	221.000.000
	TOTAL	**221.000.000**

Resumen de Obras (En millones de Bs.)

Presupuesto: 2003

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 11 ESTUDIOS, PROYECTOS E INSPECCION DE OBRAS
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

RECURSOS FINANCIEROS (Millones de Bolívares)

OBRAS					RECURSOS FINANCIEROS (Millones de Bolívares)												Ejecución Física Proyectada (%)			
	AÑO				CONTRATOS POR TRAMITAR					ASIGNACIONES ESTIMADAS										
						AÑO 2003		Asignado al 31/12/02		ESTIMADAS 2003					Total Asignación 2003	Año 2004	Años Posteriores	Al 31/12/02	03	04	Años Post.
					Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	S T U A C I F i c c a i n o		Cantidad y Unidad de Medida	Costo Total					Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos								
TN-0001	PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO.	2003 2003		25- Proyectos	221.00	221.00		221.00		221.00				221.00			0.0	100.0	0.0	0.0
TOTALES					221.00	221.00		221.00		221.00				221.00			0.0			0.0

PROGRAMA: 07 INQUILINATO

UNIDAD EJECUTORA: Dirección General Sectorial de Inquilinato

La Dirección de Inquilinato proseguirá fijando los cánones de arrendamiento mensual de los inmuebles en alquiler, ubicados en el Área Metropolitana de Caracas, tomando en consideración las acciones relacionadas con el derecho inquilinario; los procedimientos de exenciones de regulación, los derechos de preferencia, solicitudes de reintegro de depósitos, denuncias de desalojos e imposiciones de multas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Inspecciones, dictámenes, multas y otros trámites inquilinarios	Procedimiento	6.070	628.980.956
TOTAL			**628.980.956**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal - Recursos Ordinarios	542.105.956
402	Materiales y Suministros - Recursos Ordinarios	35.823.000
403	Servicios no Personales - Recursos Ordinarios	31.500.000
404	Activos Reales - Recursos Ordinarios	19.552.000
	TOTAL	**628.980.956**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	86	434.240.562
- Directivo	1	10.278.576
- Profesional y Técnico	17	147.379.241
- Personal Administrativo	59	250.396.869
- Obreros	9	26.185.876
Personal Contratado	8	38.400.000
- Empleados	8	38.400.000
TOTAL	**94**	**472.640.562**

PROGRAMA: 08 VIALIDAD AGRICOLA

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

La Dirección General de Vialidad Agrícola define su Política Presupuestaria siguiendo los lineamientos generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, que se fundamenta en el rescate de la actividad productiva del país a través del desarrollo continuo, competitivo y sustentable del sector agrícola. En este sentido, la política presupuestaria está relacionada con la promoción del desarrollo del sector agrícola, así como a la planificación, estudio, construcción, mantenimiento, consolidación y ampliación de la red nacional de vialidad agrícola.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Actividades Operativas de Apoyo	Trámite	683.157	543.797.473
Conservación y Rehabilitación en Vías Agrícolas Regionales	Km.	50	4.477.200.000
TOTAL			**5.020.997.473**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	439.055.168
	- Recursos Ordinarios	
402	Materiales y Suministros	70.212.305
	- Recursos Ordinarios	
403	Servicios no Personales	29.530.000
	- Recursos Ordinarios	
404	Activos Reales	4.482.200.000
	- Recursos Ordinarios	1.505.000.000
	- Otras Fuentes de Financiamiento	2.977.200.000
	TOTAL	**5.020.997.473**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	66	410.046.807
- Directivo	12	100.978.836
- Profesional y Técnico	19	172.862.886
- Personal Administrativo	22	97.142.619
- Obreros	13	39.062.466
Personal Contratado	2	14.476.536
- Empleados	2	14.476.536
TOTAL	**68**	**424.523.343**

PROYECTO: 99 GASTOS DE FUNCIONAMIENTO

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal - Recursos Ordinarios	439.055.168
402	Materiales y Suministros - Recursos Ordinarios	70.212.305
403	Servicios no Personales - Recursos Ordinarios	29.530.000
404	Activos Reales - Recursos Ordinarios	5.000.000
	TOTAL	**543.797.473**

PROYECTO: 02 VIALIDAD AGRICOLA REGIONAL

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
404	Activos Reales - Recursos Ordinarios - Otras Fuentes de Financiamiento	4.477.200.000 1.500.000.000 2.977.200.000
	TOTAL	**4.477.200.000**

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 VIALIDAD AGRICOLA
Subprograma: 02 VIALIDAD AGRICOLA REGIONAL
Proyecto: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO
Partida:

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolivares)

Cód	DENOMINACIÓN	Año Inicio	Año Term./Situac.	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Ppto. Ord. Contratos Vigentes	Ppto. Ord. Nuevos Contratos	Ppto. Extraord. Contratos Vigentes	Ppto. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Fís. Al 31/12/02	03	04	Años Post.
AN-0022	CONTINUACION. MEJORAS VIA AGRICOLA KARINA DE TABARO. MCPIO INDEPENDENCIA	2003	2003	2-Kms.	65,00		65,00	65,00						65,00	65,00			0,0	100,0	0,0	0.0
CA-0002	CONTINUACION MEJORAS VIA AGRICOLA EL PIÑAL-LAS MANZANAS. MCPIO CARLOS ARVELO	2003	2003	2-Kms.	65,00		65,00	65,00						65,00	65,00			0,0	100,0	0,0	0.0
DA-0013	CONTINUACION. CONSOLIDACION VIA AGRICOLA ISLA COCUINA Y RAMALES. MCPIO TUCUPITA	2002	2005 E	14-Kms.	1.260,00	265,00			995,00	133,00			132,00		132,00	270,00	725,00	10,6	10,5	21,4	57,5
FA-0002	CONTINUACION MEJORAS VIA AGRICOLA MAPARARI MCPIO MAPARARI	2003	2003 I	2-Kms.	65,00		65,00	65,00						65,00	65,00			0,0	100,0	0,0	0.0
GU-0002	CONTINUACION CONSOLIDACION VIA AGRICOLA CAZORLA-LA MORITA-SAN JOSE PASO REAL DE AGUA VERDE-GUAYABAL. MCPIO SAN GERONIMO DE GUAYABAL	2002	2007 E	30-Kms.	2.700,00	400,00			2.300,00	220,00			180,00		180,00	460,00	1.840,00	8,1	6,7	17,0	68,1
GU-0003	CONTINUACION CONSOLIDACION VIA AGRICOLA ASENTAMIENTO CAMPESINO LAS BARBAS. MCPIO MIRANDA	2002	2005 E	14-Kms.	1.260,00	400,00			860,00	225,00			175,00		175,00	270,00	590,00	17,9	13,9	21,4	46,8
GU-0004	CONTINUACION CONSOLIDACION VIA AGRICOLA TUCUPIDO-SAN GERONIMO. MCPIO RIVAS. EL SOCORRO	2002	2008 E	20-Kms.	1.800,00	285,00			1.535,00	133,00			132,00		132,00	360,00	1.175,00	7,4	7,3	20,0	65,3
GU-0006	CONTINUACION MEJORAS VIA AGRICOLA LA CACHIMA-SAN JOSE DE GUARIBE. MCPIO GUARIBE	2003	2003 I	2-Kms.	100,00		100,00	100,00				100,00			100,00			0,0	100,0	0,0	0.0
ME-0017	CONTINUACION MEJORAS VIA AGRICOLA LA AZULITA-LA OSA. MCPIO ANDRES BELLO	2003	2003 I	2-Kms.	65,00		65,00	65,00						65,00	65,00			0,0	100,0	0,0	0.0
ME-0018	CONTINUACION MEJORAS VIA AGRICOLA MESA DE LOS GODOS-MESA DE LAS VIEJAS. MCPIO ANTONIO PINTO SALINAS	2003	2003 I	2-Kms.	65,00		65,00	65,00						65,00	65,00			0,0	100,0	0,0	0.0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 VIALIDAD AGRICOLA
Subprograma:
Proyecto: 02 VIALIDAD AGRICOLA REGIONAL
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Año Inicial	Año Final	Estatus / Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	Pres. Ord. Contratos Vigentes	Pres. Ord. Nuevos Contratos	Pres. Extraord. Contratos Vigentes	Pres. Extraord. Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ejec. Al 31/12/02	Ejec. 03	Ejec. 04	Ejec. Años Post.
MI-0002	CONTINUACION MEJORAS VIA AGRICOLA SECTOR RIO NEGRO Y RAMALES. MCPIO ACEVEDO	2003	2003	I / 2-Kms.	70.00	—		70.00	70.00				70.00			70.00			0.0	100.0	0.0	0.0
MI-0003	CONTINUACION MEJORAS VIA AGRICOLA LAS MARAVILLAS-SAN VICENTE. MCPIO EULALIA BUROZ	2003	2003	I / 2-Kms.	65.00	—		65.00	65.00				65.00			65.00			0.0	100.0	0.0	0.0
MI-0004	CONTINUACION MEJORAS VIA AGRICOLA BURGOS-EL DELIRIO. MCPIO ANDRES BELLO	2003	2003	I / 2-Kms.	65.00	—		65.00	65.00				65.00			65.00			0.0	100.0	0.0	0.0
MI-0005	CONTINUACION MEJORAS VIA AGRICOLA ASENTAMIENTO CAMPESINO AMBROSIO-CASA BLANCA. MCPIO ACEVEDO	2003	2003	I / 2-Kms.	65.00	—		65.00	65.00				65.00			65.00			0.0	100.0	0.0	0.0
MO-0002	CONTINUACION MEJORAS VIA AGRICOLA LOS MANGOS DE ORUGUAL-LOS MANICES. MCPIO PIAR CEDEÑO	2003	2003	I / 2-Kms.	90.00	—		90.00	90.00				90.00			90.00			0.0	100.0	0.0	0.0
MO-0003	CONTINUACION MEJORAS VIA AGRICOLA T010 - LA ABUNDACIA-VELADERO-LA CULEBRA. MCPIO MATURIN	2003	2003	I / 2-Kms.	65.00	—		65.00	65.00				65.00			65.00			0.0	100.0	0.0	0.0
SU-0026	CONTINUACION CONSOLIDACION VIA AGRICOLA SABANA DE PIO-SORO-LA CANELA-LAS PIEDRAS-IRAPA Y RAMALES MCPIO MARIÑO	2002	2005	E / 16-Kms.	1.440,00	400,00				1.040,00	220,00			180,00		180,00	360,00	680,00	15.3	12.5	25.0	47.2
SU-0027	CONTINUACION CONSOLIDACION VIA AGRICOLA T009-RIO CHIQUITO ABAJO- EL CHUARE. MCPIO MARIÑO	2003	2003	I / 2-Kms.	91.00	—		91.00	91.00				91.00			91.00			0.0	100.0	0.0	0.0
TA-0002	CONTINUACION MEJORAS VIA AGRICOLA EL COBRE-ALDEA PERNIA. MCPIO JOSE MARIA VARGAS	2003	2003	I / 2-Kms.	65.00	—		65.00	65.00				65.00			65.00			0.0	100.0	0.0	0.0
TN-0003	EMERGENCIAS EN LA VIALIDAD AGRICOLA DE TODO EL PAIS EN APOYO DEL SECTOR PRODUCTIVO	2000	2003	E / 1-Kms.	24.428,20	22.079,00	1.500,00	847,20	2.347,20		22.079,00		1.500,00		847,20	2.347,20			90,4	9,6	0.0	0.0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 VIALIDAD AGRICOLA
Subprograma:

Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2003

RECURSOS FINANCIEROS (Millones de Bolívares)

Cód	DENOMINACIÓN	Inicio	Terminación	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/02	CONTRATOS POR TRAMITAR AÑO 2003 Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/02	PRESUPUESTO ORDINARIO Contratos Vigentes	Nuevos Contratos	PRESUPUESTO EXTRAORDINARIO Contratos Vigentes	Nuevos Contratos	Total Asignación 2003	Año 2004	Años Posteriores	Ej. Física Al 31/12/02	03	04	Años Post.
TR-0030	CONTINUACION CONSOLIDACION VIA AGRICOLA SAN LAZARO-SAN GENARO. MCPIO TRUJILLO-CARVAJAL.	2002	2007	20-Kms. E	1,840.00	400.00				1,440.00	200.00	200.00		200.00		200.00	270.00	1,170.00	10.9	10.9	14.7	63.6
TR-0031	CONTINUACION MEJORAS VIA AGRICOLA ALTOS DE SAN JUAN, PARTE ALTA-EL TOLDO. MCPIO VALERA	2003	2003	2-Kms.	65.00			65.00	65.00						65.00	65.00			0.0	100.0	0.0	0.0
VA-0002	CONTINUACION MEJORAS VIA AGRICOLA TOPO EL PALMAR-LOS CEDROS-EL GUIRE-TARNA ABAJO. MCPIO VARGAS	2003	2003	2-Kms.	65.00			65.00	65.00						65.00	65.00			0.0	100.0	0.0	0.0
TOTALES					35,857.20	24,209.00	1,500.00	1,978.20	3,478.20	8,170.00	23,210.00	1,500.00	999.00	1,978.20		4,477.20	1,990.00	6,180.00				

PROGRAMA: 09 PREVISION Y PROTECCION SOCIAL

UNIDAD EJECUTORA: Despacho del Ministro

Dentro de las Políticas de seguridad social, tanto para los trabajadores activos como pasivos impulsadas por el Ejecutivo Nacional, se inscribe dentro de este Programa la cuantificación de los beneficios sociales y los aportes de Ley que resguardan dicha seguridad, tales como Caja de Ahorros, Política Habitacional, Seguro Social, Ley Programa de Alimentación, Ayudas, Subvenciones Directas y otras compensaciones, así como también las pensiones, jubilaciones y demás conceptos que resguardan la asistencia social, incluyendo la atención médica ambulatoria.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Beneficios Sociales	Bolívar	4.048.098	147.557.277.822
TOTAL			**147.557.277.822**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	32.796.740.409
	- Recursos Ordinarios	
403	Servicios no Personales	1.264.060.704
	- Recursos Ordinarios	
407	Transferencias	113.496.476.709
	- Recursos Ordinarios	113.296.476.709
	- Programas y Proyectos	200.000.000
	-S1567 Asociación Civil Escuela de Formación Integral y Artística de Venezuela-Adquisición y Remodelación	200.000.000
	TOTAL	**147.557.277.822**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
407	00	00	00	Transferencias	1.008.522.304
407	01	00	00	Transferencias corrientes internas	1.008.522.304
407	01	01	00	Transferencias corrientes al sector privado	1.008.522.304
407	01	01	10	Subsidios educacionales al sector privado	10.000.000
				- S0568 Fundación de Educación y Seguridad Vial (FESVIAL).	10.000.000
407	01	01	12	-S1567 Asociación Civil Escuela de Formación Integral y Artística de Venezuela-Adquisición y Remodelación	200.000.000
				- Programas y Proyectos	200.000.000
407	01	01	13	Subsidios a instituciones benéficas privadas	780.600.000
				- S0828 Jardín de Infancia Raúl Vásquez Zamora.	248.800.000
				- S1499 Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	531.800.000
407	01	01	15	Subsidios a organismos laborales y gremiales	17.922.304
				- S0420 Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	3.228.509
				- S0425 Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	4.140.000
				- S0454 Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	4.386.595
				- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE).	5.167.200
				- S0917 Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.).	1.000.000

PROGRAMA: 10 ADMINISTRACION REGIONAL

UNIDAD EJECUTORA: Despacho del Ministro
                             Dirección General de Administración

A nivel regional durante el año 2003, el Ministerio de Infraestructura mantendrá vigentes los postulados para la expansión y aplicación de políticas que coordinadamente con la Gobernaciones y Alcaldías, fortalezcan el desarrollo de cada región, particularmente las relacionadas con los ejes de desarrollo, aprovechando las ventajas geográficas y climáticas de cada porción territorial, considerando el recurso humano existente como factor determinante para la creación de empleos directos e indirectos que sean aprovechados por los habitantes regionales, mejorando por esta vía la calidad de vida en el interior del País.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Administración de los recursos asignados para los Gastos de Funcionamiento de cada uno de los Centros Estadales de Coordinación.	Bolívar	3.905.687	59.172.519.149
TOTAL			**59.172.519.149**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	54.277.025.777
	- Recursos Ordinarios	
402	Materiales y Suministros	1.794.964.126
	- Recursos Ordinarios	
403	Servicios no Personales	2.049.011.971
	- Recursos Ordinarios	
404	Activos Reales	804.717.275
	- Recursos Ordinarios	
407	Transferencias	246.800.000
	- Recursos Ordinarios	46.800.000
	- Programas y Proyectos	200.000.000
	-S1566 Asociación Renal Aragua Equipamiento Unidad de Diálisis Central	200.000.000
	TOTAL	**59.172.519.149**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	6.672	33.367.761.787
- Directivo	123	894.106.380
- Profesional y Técnico	1.682	14.331.617.872
- Personal Administrativo	1.241	5.567.202.217
- Personal de Investigación	63	378.254.790
- Personal Médico	11	93.658.140
- Obreros	3.552	12.102.922.388
Personal Fijo a Tiempo Parcial	84	289.381.331
- Personal Médico	84	289.381.331
Personal Contratado	549	853.478.784
- Empleados	34	196.272.000
- Obreros	515	657.206.784
TOTAL	**7.305**	**34.510.621.902**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
407	00	00	00	Transferencias	246.800.000
407	99	00	00	Transferencias corrientes y de capital diversas	246.800.000
407	99	01	00	Transferencias corrientes diversas	246.800.000
				-Recursos Ordinarios	46.800.000
				- S1274 Guardería Mindurito, Carabobo.	13.200.000
				- S1496 Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	33.600.000
				-Programas y Proyectos	200.000.000
				- S1566 Asociación Renal Aragua Equipamiento Unidad de Diálisis Central	200.000.000

PROGRAMA: 98 ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO

UNIDAD EJECUTORA: Entes Descentralizados

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN)

La Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN), avanzará en el año 2003 en la consolidación de su espacio institucional en el ámbito público en general y en particular con los socios estratégicos tradicionales como son las comunidades y los gobiernos municipales, en tal sentido, la estrategia institucional y sectorial con entes nacionales como el Ministerio de Infraestructura y el Despacho de Planificación y Desarrollo y de Organismos multilaterales como el Banco Mundial, Unión Europea y el Programa de las Naciones Unidas para el Desarrollo, con la finalidad de ejecutar los planes y objetivos propuestos, necesarios para coadyuvar el cumplimiento de las metas de desarrollo del país.

Para este año se proseguirá con el proceso de Reorganización iniciado en el año 2001, con el fin de adecuar sistemáticamente la estructura organizativa y operacional de Fundacomún, para dar cumplimiento a los objetivos contemplados en su Misión y Visión Institucional.

C.A. METRO DE CARACAS (CAMETRO)

La Compañía Metro de Caracas tiene programado para el año 2003, intensificar la construcción de la infraestructura y fabricación de los equipos de la Línea IV Tramo Capuchinos-Plaza Venezuela; realizará la reubicación de los Servicios Públicos e iniciarán las Obras Civiles del Tramo El Valle-La Rinconada de la Línea III. En el Sistema de Transporte Subterráneo se realizará la recuperación y el mantenimiento mayor de las vías Férreas; se repotenciará la Planta de Refrigeración N° 2 y se realizarán mejoras en el Sistema de Cobro de Pasaje de las Líneas I, II y III. En el Sistema de Transporte Superficial se recibirán e incorporarán a las diferentes rutas 70 nuevos Autobuses, se construirá y equipará la Operadora La Paz e igualmente contruirá y equipará la Operadora del Este. En el ámbito social se estiman la movilización de 314,1 millones de pasajeros distribuidos de la siguiente manera: 232,4 millones de pasajeros en la Línea I (Propatria-Palo Verde); 44 millones de pasajeros en la Línea II (Caricuao-Silencio); 16 millones de pasajeros en la Línea III (Plaza Venezuela-El Valle) y 22 millones de pasajeros movilizados en el Sistema de Transporte (MetroBus).

C.A. METRO LOS TEQUES

Durante el año 2003, se tiene previsto la continuación del proceso de expropiaciones de las secciones AT01 e iniciar la elaboración de Catastro AT01 y AT02, asegurar la conclusión de la construcción de la canalización del cauce del Río San Pedro en una longitud de 2,2 Km, iniciar la licitación de la concesión de las obras civiles de las Línea las Adjuntas-Los Teques, que tiene una longitud de 9,5 Km en la cual se construirán siete (7) túneles, quince (15) viaductos, tres (3) trincheras, tres (3) subestaciones eléctricas, veinticuatro (24) tramos de corte y relleno y la estación El Tambor.

C.A METRO DE VALENCIA

Para el año 2003, la C.A. Metro de Valencia contempla la ejecución de las fases II B y IIC del Sistema Integral y Equipamiento de la Línea I, construcción de obras civiles relacionadas con el tramo estación Plaza Monumental Miranda, el cual representa la construcción de siete (7) estaciones y 5,6 Kms de túnel de los cuales 600 Mts corresponden a trincheras cubiertas construidas que comprende el tramo Plaza Monumental-Las Ferias.

C.A. METRO DE MARACAIBO

Para el ejercicio fiscal 2003 se continuará con el proceso de expropiaciones de los inmuebles ubicados desde la unidad de patio y talleres hasta la Circunvalación N° 1, se realizarán avalúos del tramo comprendido entre la Circunvalación N°1 hasta Las Playitas, tramo que será afectado por la inserción del Sistema de Transporte Masivo. Paralelamente se está trabajando con la elaboración de los proyectos de reubicación de los servicios públicos existentes (telefonía, alumbrado público, gas, drenaje, aguas blancas y residuales) a lo largo de la Av. Sabaneta.

SERVICIO AUTÓNOMO DE FONDOS INTEGRADOS DE VIVIENDA (SAFIV)

Institución creada mediante la Ley Orgánica del Sistema de Seguridad Social Integral, tiene como objetivo primordial administrar los recursos asignados para dar cumplimiento con la Ley del Subsistema de Política Habitacional; que conjuntamente con los recursos el Fondo de Ahorro Habitacional, se destinarán al financiamiento de los programas de vivienda y de soluciones habitacionales, en coordinación con los organismos de desarrollos habitacionales, Comités Estadales de Viviendas, Alcaldías y Gobernaciones.

En función de lo cual se asignarán aportes al Fondo que permitan acometer dichos programas de viviendas en el Territorio Nacional, beneficiando incluso por esta vía empleos directos e indirectos con el consiguiente impulso a la economía.

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE LA VIVIENDA (CONAVI)

Este Organismo, actúa como asesor para la definición de la Política Habitacional, para lo cual percibirá aportes en el ejercicio fiscal 2003, destinados a financiar sus gastos de funcionamiento. Asimismo, continuará desarrollando el programa de Asistencia Técnica dirigido a la promoción y creación de Organizaciones Intermediarias de Vivienda (OIV) y Organizaciones Comunitarias de Vivienda (OCV), todo enmarcado dentro de la prioridad establecida por el Ejecutivo Nacional, para definir las directrices en materia de desarrollo habitacional, particularmente aquellos que benefician a la población de menores recursos. Igualmente las asignaciones previstas permitirán cumplir su rol de supervisor y evaluador de la ejecución de los planes nacionales de vivienda y de los planes anuales habitacionales.

SERVICIO AUTÓNOMO PROGRAMA NACIONAL DE VIVIENDA RURAL (SAVIR)

Tiene como objetivo mejorar las condiciones sanitarias del medio rural, mediante la dotación de viviendas socialmente aceptables a las familias de bajos ingresos, con los servicios básicos indispensables para la formación de hábitos sanitarios que contribuyan a la disminución de las tasa de morbilidad y mortalidad de la población rural; promoviendo la integración de la comunidad, su reagrupamiento y el arraigo de las familias al medio rural. Para el ejercicio fiscal 2003 se han programado las siguientes acciones:

Con los recursos asignados el SAVIR espera continuar con los convenios que involucren a las diferentes gobernaciones y alcaldías, para ampliar la cobertura de los programas de vivienda, acueductos y cloacas rurales.

Proseguir con obras destinadas al fortalecimiento de nuestras fronteras, tales como Ciudad Sucre, ubicada en el Estado Apure, y Cojoro, ubicada en el Municipio Páez del Estado Zulia.

En desarrollo de redes de cloacas en zonas rurales y desarrollo de redes para suministro de aguas potables, obras que se ejecutaran en coordinación con Gobernaciones, Alcaldías y el Ministerio del Ambiente y los Recursos Naturales.

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

Durante el año 2003, la gestión del Instituto Nacional de la Vivienda (INAVI), se regirá por los lineamientos, directrices y estrategias de acción, generadas por el Consejo Nacional de la Vivienda (CONAVI), y la distribución establecida dentro del Servicio Autónomo Fondos Integrados de Vivienda, para la coejecución de planes, programas y proyectos de Desarrollo Habitacional.

En este sentido, INAVI ejecutará diversos programas habitacionales, entre los cuales se destacan: rehabilitación física de barrios, rehabilitación física de urbanizaciones populares, mejoramiento y ampliación de casas en barrios, nuevas urbanizaciones y viviendas de desarrollo progresivo, además de viviendas completas, etc.

Para ello, se asignarán recursos para financiar gastos corrientes y de inversión a través de la Ley de Endeudamiento Anual para el ejercicio fiscal 2003 como aportes de inversión para concluir la fase PROVIS I y PROVIS II, en aras de lograr el desarrollo habitacional del país.

INSTITUTO AUTÓNOMO DE TRANSPORTE Y TRÁNSITO TERRESTRE

El Instituto Autónomo de Transporte y Tránsito Terrestre (IATTT), tiene previsto para el año 2003 orientar su política de gastos a fortalecer sus unidades operativas, dotándolas de la infraestructura tecnológica y de recursos humanos calificados con la finalidad de prestar una atención rápida y oportuna al usuario y garantizar el cumplimiento de la Ley de Transporte y Tránsito Terrestre mediante un excelente Servicio de Vigilancia.

Entre los planes tangibles para el ejercicio fiscal 2003 se mencionan:

- Organización de la Sede Administrativa.

- Ampliación de la plataforma informática.

- Operativos para tramitación de licencias, certificados médicos y placas de vehículos.

- Ejecución de los operativos de Carnavales y Semana Santa 2003, con la participación de cuatro mil quinientos (4500) vigilantes de tránsito, cubriendo las principales arterias viales del país para suministro de cuidados, apoyo y ayuda a los vacacionistas.

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS (INEA)

Para el Ejercicio Fiscal 2003 la Política del Instituto Nacional de los Espacios Acuáticos (INEA), estima impulsar el desarrollo del sector acuático en consonancia con las políticas actuales, así como el ordenamiento y mejor control de los servicios a prestar, el mejoramiento de los servicios portuarios y el rescate de nuestra Industria Naval, con miras a que sean competitivos y de alta calidad, adaptándose a los lineamientos que en materia económica ha promulgado el Ejecutivo Nacional para el ejercicio 2003. Asimismo se contemplan aportes a través de la Ley de Endeudamiento para la ejecución del Proyecto Sistema Mundial de Socorro y Seguridad Marítima (SMSSM)

INSTITUTO POSTAL TELEGRAFICO DE VENEZUELA (IPOSTEL)

Para el año 2003 el Instituto prevé continuar con el mejoramiento del servicio postal, con la finalidad de mejorar la calidad y productividad de éstos, a través de la modernización tecnológica, ampliación del sistema de seguimiento y rastreo así como el monitoreo y control de las operaciones de encaminamiento de los servicios a nivel nacional.

Dentro de las metas a corto plazo se incluye continuar con la consolidación de una nueva imagen mediante programas de comercialización de nuevos productos o servicios a nivel nacional, tales como : servicios interactivos, mensajería electrónica, comercio electrónico y correo masivo.

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (FUNDALANAVIAL)

La Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL), tiene previsto para el año 2003 continuar regulando las metodologías y productos empleados en las obras en el ámbito nacional, garantizando la correcta ejecución de los trabajos y por ende la inversión que se realiza definiendo prioridades en obras a ser ejecutadas cuyas especificaciones técnicas definidas a través de estudios que se realizarán con equipos técnicos de punta no destructivos.

INSTITUTO AUTONOMO DE FERROCARRILES DEL ESTADO (IAFE)

Para el año 2003, se toma en consideración la política institucional y las estrategias de desarrollo establecidas por el Ejecutivo Nacional, que permitirán continuar con la construcción del Proyecto Ferroviario de la Región Central, Tramo Caracas - Tuy Medio, Rehabilitar la Red que conforma el Sistema Centro - Occidental, Tramo Barquisimeto - Puerto Cabello- Yaritagua - Acarigua, tanto de la vía como de las estaciones y áreas conexas, comenzar con la construcción de los Tramos Puerto Cabello - La Encrucijada y el Ramal Industrial a Inferca en Barquisimeto, estructurar y modernizar los procesos de mantenimiento de infraestructura y equipos y

continuar con los estudios de preinversión mediante los convenios con Corporaciones Regionales, empresas privadas y entes del Estado, nacionales e internacionales, contando para ello con las asignaciones establecidas en la Ley de Endeudamiento.

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

Esta fundación está orientada al logro eficiente de la misión para lo cual fue creada, que consiste en promocionar, fomentar, apoyar y financiar los programas y proyectos de transporte urbano, así como mejorar los niveles de vida de la población urbana. Persigue rescatar la red vial nacional, mediante la rehabilitación y el mantenimiento mayor de carreteras, puentes y túneles implementando mecanismos que garanticen el posterior fortalecimiento institucional en materia de gestión de conservación y mantenimiento vial.

DESARROLLOS URBANOS DE LA COSTA ORIENTAL DEL LAGO DE MARACAIBO S.A. (DUCOLSA)

La empresa tiene como objetivo el garantizar el cumplimiento de las acciones para lograr las expropiaciones, construcciones y acciones sociales, que se requieren para cumplir con la misión de reubicación de la población sometida al fenómeno de la subsidencia en la Costa Oriental del Lago de Maracaibo; así como elevar la calidad de vida de la población a reubicar.

FUNDACIÓN PARA EL EQUIPAMIENTO DE BARRIOS (FUNDABARRIOS)

Para el Ejercicio 2003, la Fundación para el Equipamiento de Barrios (FUNDABARRIOS), tiene previsto retomar su visión de origen y redefinir su misión para centrar sus acciones en la consolidación, mejora y equipamiento de Barrios, así como atender las necesidades de vivienda de la población más desprotegida económicamente y por ende la más necesitada, la cual requiere de soluciones concretas al problema habitacional, tomando en consideración las medidas necesarias para concluir los desarrollos urbanísticos iniciados en los años anteriores. Para este año FUNDABARRIOS, está basando sus criterios en la racionalización del gasto y dar mejor uso a los recursos destinados tanto a la inversión como a Funcionamiento. El Presupuesto de este organismo se nutre de las transferencias corrientes de MINFRA como ente de tutela y de aportes del CONAVI con recursos de la Ley de Política Habitacional.

INSTITUTO NACIONAL DE CANALIZACIONES (INC)

Para el año 2003, se estima continuar con el mantenimiento de las vías navegables, a través de obras de hidrografía y balizamiento; en función de dragar 30,74 millones de metros cúbicos, generando ingresos por trabajos a terceros y transporte de carga, lo cual contribuirá con el desarrollo del Eje Orinoco-Apure.

COMISIÓN NACIONAL DE TELECOMUNICACIONES (CONATEL)

La Comisión Nacional de Telecomunicaciones (CONATEL) se ha trazado como objetivo estratégico promover el desarrollo y prestación de servicios de telecomunicaciones, procurando mantener el equilibrio entre la eficiencia económica y la equidad social. El Organismo tiene como política de inversión facilitar y garantizar los recursos técnicos y tecnológicos requeridos para optimizar su gestión interna y externa

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Transferencias de recursos para financiar la construcción, reconstrucción y diseño de políticas en materia de viviendas, casco histórico y otras edificaciones	Bs.	212	2.533.084.739.531
TOTAL			**2.533.084.739.531**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
4.07	Transferencias	1.782.701.764.861
	• A0940 Instituto Autónomo de Transporte y Tránsito Terrestre (IATTT)	51.181.579.375
	Transferencias Corrientes	51.181.579.375
	- Recursos Ordinarios	30.681.579.375
	- Otras Fuentes de Financiamiento	20.000.000.000
	- Gestión Fiscal	500.000.000
	• A0621 C.A. Metro de Caracas (CAMETRO)	46.600.000.000
	Transferencias Corrientes	46.600.000.000
	Recursos Ordinarios	21.600.000.000
	- Bono Bs. 6.000.000 Pensionados y Jubilados	1.600.000.000
	- Mantenimiento del Sistema Integral	10.000.000.000
	- Subsidio Estudiantil	10.000.000.000
	Otras Fuentes de Financiamiento	25.000.000.000
	- Subsidio Operacional	25.000.000.000
	• A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)	2.000.000.000
	Transferencias Corrientes	2.000.000.000
	Recursos Ordinarios	400.000.000
	Gestión Fiscal	800.000.000
	Otras Fuentes de Financiamiento	800.000.000
	• A0662 Instituto Nacional de la Vivienda (INAVI)	37.257.359.460
	Transferencias Corrientes	12.000.000.000
	Recursos Ordinarios	2.000.000.000
	Otras Fuentes de Financiamiento	10.000.000.000
	Transferencias de Capital	25.257.359.460
	-Plan Nacional de Vivienda PROVIS I Programas y Proyectos	8.000.000.000
	-Plan Nacional de Vivienda PROVIS II Programas y Proyectos	17.257.359.460

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **A0386-Fundación para el Equipamiento de Barrios (FUNDABARRIOS)**	**5.300.000.000**
	Transferencias Corrientes	600.000.000
	Recursos Ordinarios	100.000.000
	Gestión Fiscal	250.000.000
	Otras Fuentes de Financiamiento	250.000.000
	Transferencias de Capital	4.700.000.000
	- Programas y Proyectos	
	▪ Drenaje Calle la Florida. La Cidra. Naguanagua Estado Carabobo	1.000.000.000
	▪ Drenaje del Barrio Unión entre Av. 190 y Canal La Cidra. Naguanagua, Estado Carabobo	3.700.000.000
	• **A0714-Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)**	**1.700.000.000**
	Transferencias Corrientes	1.700.000.000
	Recursos Ordinarios	500.000.000
	Otras Fuentes de Financiamiento	1.200.000.000
	• **A0326-Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN).**	**55.853.043.426**
	Transferencias Corrientes	6.000.000.000
	Recursos Ordinarios	1.600.000.000
	Gestión Fiscal	2.200.000.000
	Otras Fuentes de Financiamiento	2.200.000.000
	Transferencias de Capital	49.853.043.426
	- Mejoramiento de Barrios Caracas (CAMEBA) Programas y Proyectos	32.457.390.006
	- Proyectos de Infraestructura Social (PISO) Programas y Proyectos	17.395.653.420
	• **A0071-Servicio Autónomo Programa Nacional de Vivienda Rural. (SAVIR)**	**7.500.000.000**
	Transferencias Corrientes	7.500.000.000
	Recursos Ordinarios	1.700.000.000
	Gestión fiscal	2.000.000.000
	Otras Fuentes de Financiamiento	3.800.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **A0661-Instituto Nacional de Canalizaciones (I.N.C.).**	**4.000.000.000**
	Transferencias de Capital	4.000.000.000
	- Eje Orinoco Apure Programas y Proyectos	4.000.000.000
	• **A0660-Instituto Postal Telegráfico (IPOSTEL).**	**8.000.000.000**
	Transferencias Corrientes	8.000.000.000
	Recursos Ordinarios	800.000.000
	Gestión Fiscal	3.600.000.000
	Otras Fuentes de Financiamiento	3.600.000.000
	• **A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)**	**70.000.000.000**
	Transferencias Corrientes	70.000.000.000
	- Rehabilitación de Carreteras Puentes y Túneles VIAL III Programas y Proyectos	50.000.000.000
	- Programa Nacional de Transporte Urbano (PNTU) Programas y Proyectos	20.000.000.000
	• **A0905 Servicio Autónomo Fondos Integrados de Vivienda (SAFIV)**	**1.085.622.829.600**
	Transferencias de Capital	1.085.622.829.600
	Ley de Política Habitacional Recursos Ordinarios	1.085.622.829.600
	• **A0601 Desarrollos Urbanos de la Costa Oriental del Lago de Maracaibo S.A. (DUCOLSA)**	**16.000.000.000**
	Transferencias Corrientes	16.000.000.000
	- Costa Oriental del Lago de Maracaibo Programas y Proyectos	16.000.000.000
	• **A0932 Instituto Nacional de los Espacios Acuáticos (INEA)**	**4.000.000.000**
	Transferencias de Capital - Recursos Ordinarios	2.000.000.000
	- Programas y Proyectos -INEA	2.000.000.000
	• **A0367 Fundación Laboratorio Nacional de Vialidad (LANAVIAL)**	**200.000.000**
	Transferencias Corrientes - Recursos Ordinarios	200.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **A0637 Sistema de Transporte Masivo Estado Mérida**	**15.000.000.000**
	Transferencias de Capital - Programas y Proyectos - Sistema de Transporte Masivo Estado Mérida (TROLEBUS)	15.000.000.000
	• **A0805 Fondo Nacional de Desarrollo Urbano**	**73.000.000.000**
	Transferencias de Capital - Programas y Proyectos -Plan Nacional de Vivienda	73.000.000.000
	• **A0213 Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)**	**5.200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción del Aula Magna - LUZ - Estado Zulia.	2.500.000.000
	• Construcción y Dotación de Equipo - Instituto de Investigaciones Económicas LUZ - Estado Zulia.	300.000.000
	• Infraestructura Escuela de Ingeniería Eléctrica (Sede) LUZ - Estado Zulia.	600.000.000
	• Acondicionamiento de la Sede Instituto de Investigaciones Bioinformática - Estado Zulia.	300.000.000
	• Adquisición de Equipos Centro de Investigaciones Cardiovascular - Estado Zulia.	100.000.000
	• Remodelación y Adquisición de Equipo Laboratorio Núcleo LUZ-COL - Estado Zulia.	200.000.000
	• Construcción Sede Centro de Investigaciones Cardiovascular (Sede de Inst. de Corazón de Occidente) - Estado Zulia.	1.000.000.000
	• Construcción Sede del "Servicio de Información y Documentación Indígena" (SEDINI) - Estado Zulia.	200.000.000
	• **A0675 Promotora del Desarrollo Urbano de la Región Zuliana, C.A. (PRODUZCA)**	**10.337.000.000**
	Transferencias Corrientes - Recursos Ordinarios	500.000.000
	Transferencias de Capital - Programas y Proyectos	<u>9.837.000.000</u>
	• Construcción de Ambulatorio Barrio Gaitero, Maracaibo – Estado Zulia.	400.000.000
	• Construcción de Comedor Escuela Luis Guillermo Sánchez, Maracaibo - Estado Zulia.	150.000.000
	• Construcción de Escuela Régulo Pachano Añez, Maracaibo - Estado Zulia.	400.000.000
	• Construcción de nueve (9) salones Parroquia Eclesiástica La Sagrada Familia, Parroquia Francisco E. Bustamante, Maracaibo - Estado Zulia.	150.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• Refacción y Construcción de Aulas Escuela Básica Nacional Pedro Iturbe, Raúl Leoni, Maracaibo - Estado Zulia.	300.000.000
	• Acondicionamiento de Instalaciones U. E. Rafael María Baralt, Maracaibo, Estado Zulia.	200.000.000
	• Acondicionamiento Escuela Luis Beltrán Ramos, Maracaibo - Estado Zulia.	60.000.000
	• Ampliación Escuela Idelma de Morales, Barrio Guanipa Matos, Maracaibo - Estado Zulia.	100.000.000
	• Refacción - Ampliación Escuela Básica Nacional Panamericana, Maracaibo - Estado Zulia.	50.000.000
	• Construcción del Corredor Luis Homez B/Los Altos I y II, Hato Verde Praderas, San Agustín y Villa Baralt, Maracaibo - Estado Zulia.	700.000.000
	• Construcción de Escuela Santa Fé II, San Francisco - Estado Zulia.	400.000.000
	• Embaulamiento de La Cañada del Sector de Adams Sthormes, Parroquia Francisco Ochoa, Sector de Adams Sthormes, San Francisco - Estado Zulia.	1.000.000.000
	• Acueducto del Barrio Manzanillo - Cooperativa SEGACO, San Francisco - Estado Zulia.	727.000.000
	• Culminación Aceras y Brocales, Asfaltado Barrio 24 de Julio, Sector 1, San Francisco - Estado Zulia.	150.000.000
	• Reparación de Varias Aulas, Escuela Almirante Padilla, Municipio Colón - Estado Zulia.	200.000.000
	• Acondicionamiento de Cancha Deportiva Escuela Evaristo Labrador, Mcpio. Colón - Estado Zulia.	50.000.000
	• Construcción de un (R2) Escuela Básica La Florida, Mcpio. Colón - Estado Zulia.	70.000.000
	• Asfaltado de Calles, Aprox. 700 mts. Barrio Camino Alegre, Av. 31 Calles Santa Teresa y Santa Elena, Parroquia Germán Rios Linares. Cabimas - Estado Zulia.	50.000.000
	• Mejoramiento de Servicios Públicos y Asfaltado Sector El Dividive, Parroquia Carmen Herrera, Cabimas - Estado Zulia.	150.000.000
	• Asfaltado, Aceras y Brocales del Barrio Federación II, detrás del Cementerio Municipal, Parroquia San Benito. Cabimas - Estado Zulia.	200.000.000
	• Asfaltado, Aceras y Brocales del Barrio Monseñor Roberto Luckert, Parroquia Germán Ríos Linares, Cabimas - Estado Zulia.	300.000.000
	• Acondicionamiento y Dotación Preescolar Lagunita Código 004100159, Parroquia José Hernández, Cabimas - Estado Zulia.	70.000.000
	• Acondicionamiento y Dotación Preescolar Ariani Cumare, Los Laureles, Parroquia Germán Ríos Linares, Cabimas - Estado Zulia.	70.000.000
	• Acondicionamiento Escuela José María Vargas, Callejón 1, Parroquia Libertad. Lagunillas - Estado Zulia.	300.000.000
	• Acondicionamiento Escuela María Moreno de López, Parroquia Venezuela. Mcpio. Lagunillas - Estado Zulia.	200.000.000
	• Construcción de Aulas, Techado de Cancha Deportiva y Reparación General U. E. Galanda Rojas de Contreras, Parroquia Pueblo Nuevo. Mcpio. Valmore Rodríguez - Estado Zulia.	400.000.000
	• Plan Maestro de Aguas Blancas Barrio Ezequiel Zamora, Parroquia Manuel Manrique, Mcpio. Simón Bolívar - Estado Zulia.	900.000.000
	• Construcción de la Escuela Granja Viña del Señor, Mcpio. Mara - Estado Zulia.	80.000.000
	• Red de Cloaca del Barrio La Hoya, El Aserradero, Mcpio. Valmore Rodríguez - Estado Zulia.	900.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• Reacondicionamiento de la Escuela Parroquia La Victoria, Escuela Nacional Los Teques, Mcpio. Valmore Rodríguez - Estado Zulia.	60.000.000
	• Construcción de tres aulas de clase Unidad Educativa El Remolino, Mcpio. Valmore Rodríguez - Estado Zulia.	50.000.000
	• Construcción de Liceo Bolivariano Sector Punta Gorda, Cabimas - Estado Zulia.	1.000.000.000
	• E5200 Estado Anzoátegui	**7.900.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Gran Teatro Metropolitano de Oriente.	900.000.000
	• Metro de Anzoátegui.	3.000.000.000
	• Continuación Autopista Cantaura-El Tigre.	4.000.000.000
	• E5400 Estado Aragua	**8.600.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción Auditorio de Turmero, Mcpio. Santiago Mariño.	400.000.000
	• Reparaciones Mayores Ancianato de Turmero, Mcpio. Santiago Mariño.	900.000.000
	• Construcción del Hospital Ambulatorio La Segundera. Cagua, Mcpio. Sucre.	1.500.000.000
	• Reparación Techo de la Iglesia Nuestra Señora de Guadalupe, Mcpio. José Felix Ribas.	300.000.000
	• Reestructuración del Teatro Ribas, Mcpio. José Felix Ribas.	300.000.000
	• Equipamiento del Hogar Padre Machado, La Victoria, Mcpio. José Félix Ribas.	200.000.000
	• Polideportivo Las Mercedes, Reestructuración, Mcpio. José Felix Ribas.	500.000.000
	• Reestructuración del Parque La Estación, Mcpio. José Felix Ribas.	600.000.000
	• Continuación Av. Intercomunal La Mora. El Consejo.	1.000.000.000
	• Continuación Av. José Felix Ribas, Mcpio. José Félix Ribas	800.000.000
	• Equipamiento del Ambulatorio del Norte.	1.000.000.000
	• Equipamiento A. C. Biblioteca Virtual de Aragua.	400.000.000
	• Equipamiento de FAJES (Fondo de Apoyo Juvenil y Estudiantil del Estado Aragua).	400.000.000
	• Equipamiento del Tecnológico Universitario de La Victoria. Núcleo Barbacoa. Mcpio. Urdaneta.	300.000.000
	• E5500 Estado Barinas	**4.850.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción Comedor UNELLEZ Núcleo Santa Bárbara.	250.000.000
	• Construc. Dotación y Equipam. del Hospital Tipo II de Ciudad Bolivia. Mcpio. Pedraza.	4.600.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E5800 Estado Cojedes**	**6.150.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción de la II Etapa del Liceo "José Laurencio Silva" de Tinaquillo. Mcpio. Falcón. Estado Cojedes.	2.950.000.000
	▪ Construcción de la Vía Alterna Troncal 05. Av. Universidad. San Carlos.	2.900.000.000
	▪ Equipamiento del Ambulatorio Urbano II. La Milagrosa.	300.000.000
	• **E6000 Estado Falcón**	**6.100.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción de Vía Cruz Pecaya Sabaneta Municipio Sucre Miranda.	400.000.000
	▪ Construcción de Vía Santa Cruz de Bucaral-La Tasa Municipio Bolívar-Sucre.	400.000.000
	▪ Par Vial Morón-Coro.	2.000.000.000
	▪ Rehabilitación Carretera Nacional Falcón-Zulia.	400.000.000
	▪ Rehabilitación del Sistema de Baja Tensión de la Unidad de Coro y Punto Fijo.	800.000.000
	▪ Construcción de Vialidad y Electrificación de Sectores: 4 de Febrero, El Cardonal y Unión de Creolandía Municipio Los Taques.	300.000.000
	▪ Electrificación de Sectores: La Candelaria y Jayana en Creonlandia Municipio Los Taques.	300.000.000
	▪ Asfaltado Construcción de Aceras y Brocales en San Juan de los Cayos, Municipio Acosta, Estado Falcón	400.000.000
	▪ Construcción Escuela Técnica Agropecuaria Bolivariana El Charal Municipio Unión.	400.000.000
	▪ Ampliación de la Planta Física de la Universidad del Zulia Núcleo de Punto Fijo.	400.000.000
	▪ Construcción de Biblioteca Pública y Centro Integral de Información de Punto Fijo	300.000.000
	• **E6100 Estado Guárico**	**5.820.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Hospital de Altagracia de Orituco, Municipio José Tadeo Monagas.	1.000.000.000
	▪ Rehabilitación de la Vía Guayabal-Cazorla.	900.000.000
	▪ Hospital de Zaraza.	900.000.000
	▪ Equipamiento de Hospital de Ortiz.	400.000.000
	▪ Proyectos de Red de Gas Domestico, Santa María de Ipire.	600.000.000
	▪ Extensión de Medicina y Economía, Universidad Rómulo Gallegos, Valle de la Pascua.	900.000.000
	▪ Remodelación de Hospital, El Sombrero	450.000.000
	▪ Consolidación de Barrios, Municipio San José de Guaribe.	670.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E6200 Estado Lara**	**2.660.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción, Ampliación y Rehabilitación de Red de Ambulatorios Rurales.	800.000.000
	• Construcción de Red de Comedores Escolares en los Municipios Urdaneta, Simón Planas, Torres, Andrés Eloy Blanco, Morán y Jímenez.	700.000.000
	• Programa de Ampliación y Rehabilitación de Centros Educativos del Estado Lara	120.000.000
	• Mejoras y Ampliación U.E. Padre de Las Casas, Parroquia Juan de Villegas, Municipio Iribarren.	300.000.000
	• Construcción de Escuelas de Niños Especiales en Morere Municipio Torres.	500.000.000
	• Puente sobre el Río Claro, Caserío El Plan Parroquia Juarez, Municipio Iribarren.	240.000.000
	• **E6300 Estado Mérida**	**2.080.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Escuela Bolivariana (Martha González), Mcpio. Cardenal Quintero. Santo Domingo.	1.000.000.000
	• Rehabilitación y Ampliación de la Planta Física del Jardín de Infancia "Febres Cordero".	580.000.000
	• Construcción de la 2da. Etapa de la Escuela "Francisco Uzcátegui Dávila", Mcpio, Aricagua.	500.000.000
	• **E6500 Estado Monagas**	**750.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Continuación de la Av. Troncal 13 Maturín. Ezequiel Zamora.	500.000.000
	• Construcción III Etapa del Salón de Usos Múltiples de la Univ. Pedagógica Experimental Libertador.	250.000.000
	• **E6600 Estado Nueva Esparta**	**1.750.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Terminal de Pasajeros de Rutas Urbanas y Extraurbanas, Porlamar, Mcpio. Mariño.	250.000.000
	• Av. Intercomunal Juan Griego-Santa Ana, La Asunción. I Etapa (Incluye Expropiación de Terrenos). Mcpio. Marcano.	500.000.000
	• Paseo Peatonal Playa El Agua, Mcpio. Antolín del Campo.	500.000.000
	• Dotación de los Laboratorios de Tec. E. Informática, Biología, Química, Física de los Planteles Educativos del Estado Nueva Esparta.	500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E6700 Estado Portuguesa**	**6.900.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción del Puente sobre el Río Acarigua. Mcpio. Araure.	2.400.000.000
	▪ Construcción de la Av. Desde el distrib. Villa Araure hasta el Desarrollo Camburito. Mcpio. Araure.	4.500.000.000
	• **E6800 Estado Sucre**	**2.700.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Rehabilitación Vial del Municipio Mejías, Estado Sucre.	250.000.000
	▪ Rehabilitación Vial de las Calles Principales del Municipio Salmerón Acosta, Estado Sucre.	200.000.000
	▪ Rehabilitación de la Via Muelle de Cariaco-Sabana de Piedra, L002, Tramo Muelle El Cariaco, Límite Monagas, Estado Sucre.	2.000.000.000
	▪ Recuperación del Casco Histórico de Cumaná, Sector Plaza Santa María, Estado Sucre.	250.000.000
	• **E6900 Estado Táchira**	**7.200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Autopista San Cristóbal - La Fría.	6.000.000.000
	▪ Proyecto de Reubicación de Planta Transmisora de la Universitaria 106,5 FM.	100.000.000
	▪ Const. De Aulas, Laboratorios, Salas de Computación, Liceo "Manuel Díaz Rodríguez", Mcpio. Bolívar.	350.000.000
	▪ Escuela Bolivariana. En Altos de Gallardín. Mcpio. Cárdenas. (Táriba).	200.000.000
	▪ Rehab. y Ampliación Escuela Bolivariana. El Reposo. Mcpio. Rafael Urdaneta. (Delicias).	350.000.000
	▪ Consolidación Vía Agrícola Ramal Carretera de los Sectores La Capilla, El Umbral. Aldea El Reposo. Mcpio. Rafael Urdaneta. (Delicias).	200.000.000
	• **E7000 Estado Trujillo**	**2.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Conexión Casco Central - Pueblo Nuevo, Trujillo, Mcpio. Trujillo.	2.000.000.000
	• **E7300 Estado Vargas**	**11.179.200.000**
	Transferencias de Capital - Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• Vialidad Sector Punta Tarmas a Chichiriviche de la Costa. Chichiriviche	3.179.200.000
	• Construcción Hospital General. Catia La Mar	6.000.000.000
	• Construcción del Puente Norte sobre el Río Cerro Grande. Caraballeda	600.000.000
	• Construcción Sistema de Drenaje El Rincón. Maiquetía	800.000.000
	• Construcción de Puente La Pedrera sobre el Río Curucutí. Carlos Soublette	600.000.000
	Distrito Capital	
	• **E5001 Municipio Libertador**	**25.307.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Dirección General de Gestión Urbana	7.000.000.000
	• Modernización de la Plataforma de Informática de INSETRA.	1.000.000.000
	• Creación y Funcionamiento de Auxilio Vial.	1.000.000.000
	• Proyecto de Rehabilitación Urbana del Area Cultural Municipal de Caracas "CENSOCC".	2.000.000.000
	• Culminación de la Ampliación del Mercado de San Martín. Parroquia San Juan.	2.300.000.000
	• Recuperación Integral del Paseo Los Próceres y Paseo Los Ilustres.	3.707.000.000
	• Recuperación Integral del Paseo Los Caobos.	700.000.000
	• Recuperación Integral de la Carretera Panamericana en el Tramo del Municipio Libertador.	1.500.000.000
	• Repavimentación, Señalización, Aceras, Brocales, Cunetas, Recuperación de las Áreas Verdes de Avenidas, Autopistas, Vías Expresas del Municipio Libertador.	3.000.000.000
	• Recuperación del Boulevard de Catia- Parroquia Sucre.	300.000.000
	• Rehabilitación del Complejo Deportivo "Andrés Miranda".	200.000.000
	• Asfaltado de las Vías de Penetración en los Siguientes Barrios: 19 de Abril, 5 de Julio, Las Marías, Zamora, Bruzual, El Topito, La Vuelta del Beso, El Estanque, Calle Zea, San Antonio, Radio Caracas, Las Mayas, La Laguna, Metropolitana, Eucaliptus, Papelón-Zamora, El Peñón, Parroquia El Valle.	800.000.000
	• Construcción del Mercado Popular en la Parroquia El Valle-Coche.	300.000.000
	• Construcción de la Concha Acústica y Remodelación de la Plaza Simón Bolívar del Valle, Parroquia El Valle.	300.000.000
	• Construcción de un Muro de Pantalla Atirantada, Barrio Cañizito, Parroquia El Valle.	200.000.000
	• Club de Abuelo en San Antonio, Parroquia El Valle.	100.000.000
	• Elaboración de Proyecto y Construcción de 1ra Fase del Centro Cultural de los Edificios Gran Mariscal de Ayacucho Torre A y B, 19 de Abril Torre A y B, Cabimas, Lagunillas, Anaco, San Tomé y Caripito.	300.000.000
	• Remodelación Centro Cultural Cristo Rey, Parroquia 23 de Enero.	200.000.000
	• Construcción de Caminerías Barrio Observatorio, Parroquia 23 de Enero.	100.000.000
	• Recuperación Integral de la Unidad Educativa El Paují - Carretera Vieja de La Guaira Parroquia Sucre.	300.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	Estado Amazonas	
	• **E5104 Municipio Autana**	**470.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Equipamiento Transporte Fluvial y Agrícola.	120.000.000
	▪ Escuela Básica Bolivariana.	350.000.000
	• **E5106 Municipio Manapiare**	**1.600.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Redes Eléctricas.	200.000.000
	▪ Reconstrucción Escuela Granja Bolivariana.	300.000.000
	▪ Pavimentación Pista Aterrizaje.	1.100.000.000
	• **E5107 Municipio Río Negro**	**3.060.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Ampliación y Equipamiento Hospital de Río Negro.	1.200.000.000
	▪ Construcción Escuela Técnica Agropecuaria.	1.060.000.000
	▪ Pavimentación Pista Aterrizaje.	800.000.000
	Estado Anzoátegui	
	• **E5203 Municipio Bolívar**	**3.400.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Rectificación de Drenajes y Reasfaltado Av. Raúl Leoni Zona Industrial Los Montones.	1.000.000.000
	▪ Rehabilitación de la Vía LO14 Boca de Tigre-Crucero de Carapitas-Santa Inés.	500.000.000
	▪ Terminal de Pasajeros de Barcelona.	800.000.000
	▪ Saneamiento del Mercado Municipal de Tronconal.	500.000.000
	▪ Construcción del Teatro de Barcelona II Etapa.	600.000.000
	• **E5206 Municipio Cajigal**	**400.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Pavimentación y Asfaltado en Diferentes Calles del Municipio.	400.000.000
	• **E5207 Municipio Diego Bautista Urbaneja**	**1.400.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Ornato y Embellecimiento de las Áreas Verdes de la Avenida Principal de Lecherías.	400.000.000
	▪ Construcción de Drenajes en Diferentes Sectores del Municipio.	500.000.000
	▪ Ornato y Embellecimiento de las Áreas Verdes de la Avenida Principal Dr. Daniel Camejo Octavio del Complejo Turístico El Morro.	500.000.000
	● E5210 Municipio Guanta	**900.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción de Casa de la Cultura Cacique Toronoima.	400.000.000
	▪ Mejoramiento Ambiental y Ordenación del Boulevard Valentín González.	500.000.000
	● E5212 Municipio Libertad	**700.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Recuperación de la Carretera San Mateo-El Carito.	700.000.000
	● E5213 Municipio Miranda	**800.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Continuación del Acueducto de Aguas Blancas II Etapa.	800.000.000
	● E5217 Municipio Simón Rodríguez	**3.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Intersección Vial - Salida Norte - El Tigre.	1.000.000.000
	▪ Continuación Avenida Winston Churchil.	1.000.000.000
	▪ Mercado Metropolitano.	1.000.000.000
	● E5218 Municipio Sotillo	**6.500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Mercado Municipal de Puerto La Cruz.	3.000.000.000
	▪ Continuación del Boulevard del Paseo Colón.	2.500.000.000
	▪ Dotación del Hospital Dr. José Alam.	1.000.000.000
	● E5220 Municipio Mcgregor	**1.600.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Recuperación y Asfaltado Carretera El Chaparro-Crucero de Parra.	800.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• Aducción desde la Represa Vista Alegre a la Planta de Tratamiento del Municipio Macgregor. Estado Anzoátegui	800.000.000
	• **E5221 Municipio Santa Ana**	**900.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Reparación Carretera Lechozal.	500.000.000
	• Construcción Puente sobre el Río Orocopiche.	400.000.000
	Estado Apure • **E5301 Municipio Achaguas**	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Mejoras Vialidad del Municipio	400.000.000
	• **E5302 Municipio Biruaca**	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
		400.000.000
	• Mejoras Vialidad del Municipio	
	• **E5307 Municipio San Fernando**	**300.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Mejoras de Vialidad del Municipio	300.000.000
	Estado Aragua • **E5402 Municipio Bolívar**	**700.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Ancianato San Mateo.	700.000.000
	• **E5403 Municipio Camatagua**	**2.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Remodelación de Avenida Principal de Camatagua.	1.000.000.000
	• Equipamiento del Hospital de Camatagua.	1.000.000.000
	• **E5404 Municipio Girardot**	**2.025.000.000**
	Transferencias de Capital - Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Mejoramiento Parque El Zoológico Las Delicias. Maracay	525.000.000
	▪ Boulevard del Sur	1.500.000.000
	• E5407 Municipio Libertador	**1.100.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Equipamiento de la Fundación Casa del Abuelo. Palo Negro.	100.000.000
	▪ Polideportivo Palo Negro.	1.000.000.000
	• E5412 Municipio Santos Michelena	**1.200.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Red de Distribución Eléctrica Tina Puy I y Tina Puy II y Brisas de Aragua	200.000.000
	▪ Culminación del Hospital de Tejerías	1.000.000.000
	• E5414 Municipio Rafael Guillermo Urdaneta	**400.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Asfaltado, Cloacas, Parroquia Taguay	400.000.000
	• E5415 Municipio Zamora	**800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción del Liceo "Melicia Nieve de Tejeras"	400.000.000
	▪ Construcción Casa de los Niños "Inocencio de Utreras"	400.000.000
	• E5416 Municipio José R. Revenga	**500.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Reestructuración Avenida Principal El Consejo	500.000.000
	• E5417 Municipio Francisco Linares Alcántara	**800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Remodelación Urbanización Francisco de Miranda	800.000.000
	Estado Barinas	
	• E5505 Municipio Bolívar	**300.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• Carretera Ramal Altamira-Caldera	300.000.000
	• E5507 Municipio Ezequiel Zamora	**1.100.000.000**
	Transferencias de Capital - Programas y Proyectos • Canalización del caño Barrio 5 de Julio	500.000.000
	• Construcción de Drenaje del Parque JJ Mora hasta la Carrera 5 con Calle 22	600.000.000
	• E5510 Municipio Rojas	**200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Mejoramiento de Vías Agrícolas en el Asentamiento Campesino La Colina de Mijagual (Capa de Rodamiento, Alcantarillado y Drenaje)	200.000.000
	• E5512 Municipio Andrés Eloy Blanco	**1.200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Culminación Carretera Cantón-Cachicamo	600.000.000
	• Construcción Sede de la Alcaldía	600.000.000
	Estado Bolívar **• E5601 Municipio Caroní**	**10.670.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Adquisición de 2 Tomógrafos para los Hospitales Uyapar en la Parroquia Universidad y Raúl Leoni, Sector Guaiparo, Parroquia Dalla Costa	500.000.000
	• Remodelación y Equipamiento Comedor Popular de San Félix	260.000.000
	• Construcción y Equipamiento de Preescolar Bolivariano, Sector Francisca Duarte, IV Etapa, Parroquia Chirica	330.000.000
	• Construcción y Equipamiento de Escuela Básica Bolivariana en Vista al Sol para 2.500 Alumnos, Parroquia Vista al Sol	720.000.000
	• Mejoras de Escuela Básica de Villa Colombia	380.000.000
	• Ampliación Escuela Técnica Jara Colmenares de Vista al Sol, Parroquia Vista al Sol	720.000.000
	• Construcción Liceo Profesional, Sector 25 de Marzo, San Félix	720.000.000
	• Construcción de Preescolar Bolivariano, Sector Quebrada Honda, Parroquia Rural Pozo Verde	320.000.000
	• Construcción Célula Académica Universidad de Guayana (UNEG) Puerto Ordaz, Parroquia Universidad	380.000.000
	• Construcción Estadium de Beisbol Menor del Sur Puerto Ordaz	380.000.000
	• Construcción y Equipamiento de Escuela Básica Bolivariana, Sector Francisca Duarte, Cuarta Etapa, Parroquia Chirica	480.000.000
	• Reparación Escuela Técnica Industrial San Félix	260.000.000
	• Repavimentación de 56 KM de la Carretera San Félix-El Pao	2.300.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	■ Repavimentación de 80 KM Carretera El Manteco-El Callao	2.500.000.000
	■ Construcción Gimnasio de Boxeo, San Félix	420.000.000
• **E5602 Municipio Cedeño**		**1.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Construcción 60 KM Carretera entre Cruce de Pastor, Caserío Los Guires	1.000.000.000
• **E5605 Municipio Heres**		**380.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Construcción Célula Académica, Universidad de Guayana, Jardín Botánico, II Etapa, Ciudad Bolívar	380.000.000
• **E5606 Municipio Piar**		**890.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Culminación de Construcción del Hospital en la Parroquia Pedro Cova, El Manteco	890.000.000
• **E5608 Municipio Roscio**		**240.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Construcción Célula Académica, Universidad de Guayana (UNEG), El Callao, Sur del Estado Bolívar	240.000.000
• **E5610 Municipio Sucre**		**2.200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Repavimentación Carretera Marcela a Maripa	2.200.000.000
Estado Carabobo • **E5703 Municipio Diego Ibarra**		**7.200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Culminación del Hospital de Mariara	3.500.000.000
	■ Ampliación Avenida Bolívar	1.000.000.000
	■ Construcción Liceo Simón Bolívar	2.700.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
• **E5710 Municipio Valencia**		**1.300.000.000**
Transferencias de Capital - Programas y Proyectos		
▪ Construcción Acuario de Valencia		1.300.000.000
• **E5711 Municipio Libertador**		**7.504.000.000**
Transferencias de Capital - Programas y Proyectos		
▪ U.E. Los Cardones		1.200.000.000
▪ U.E. El Molino		1.300.000.000
▪ Ampliación del CAMI (Maternidad)		600.000.000
▪ Construcción de Aceras y Brocales en Barrera		800.000.000
▪ Distribuidor La Esperanza-El Molino		1.300.000.000
▪ Consolidación del Barrio El Triángulo, Sector el Oasis		126.000.000
▪ Electrificación del Barrio Bajos del Guataparo		154.000.000
▪ Convenio MECD-Alcaldía: Construcción de 2 Preescolares. Ampliación, Reparación y Dotación de 3 Planteles		264.000.000
▪ Obras en Fundación CAP U.D.U. 10,17 Municipio Libertador Estado Carabobo		400.000.000
▪ Obras en Fundación CAP U.D.U. 10,18 Municipio Libertador Estado Carabobo		400.000.000
▪ Obras en Fundación CAP U.D.U. 10,15 Municipio Libertador Estado Carabobo		400.000.000
▪ Consolidación Bajos de Guataparo U.D.U. 11,1 Municipio Libertador Estado Carabobo		400.000.000
▪ Cambio de Techo Urb. Las Palmas, Municipio Libertador Estado Carabobo		160.000.000
Estado Cojedes • **E5808 Municipio Lima Blanco**		**300.000.000**
Transferencias de Capital - Programas y Proyectos		
▪ Equipamiento Ambulatorio Urbano II la Milagrosa de Macapo.		300.000.000
Estado Delta Amacuro • **E5903 Municipio Casacoima**		**1.060.000.000**
Transferencias de Capital - Programas y Proyectos		
▪ Construcción y Equipamiento, Módulo Rural, Ambulatorio Tipo II		320.000.000
▪ Construcción Escuela Técnica de Sierra Imataca		420.000.000
▪ Construcción de Preescolar Bolivariano, Sector Piacoa		320.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E5904 Municipio Pedernales**	**1.900.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción Preescolar Bolivariano	400.000.000
	▪ Construcción de Liceo	800.000.000
	▪ Ambulatorio Rural Tipo III	700.000.000
	Estado Falcón	
	• **E6005 Municipio Carirubana**	**850.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Mercado de la Parroquia Norte Carirubana	300.000.000
	▪ Construcción de Vialidad Agrícola Caseto-Sarinao Parroquia Santa Ana	300.000.000
	▪ Construcción de Vialidad Antiguo Aeropuerto Ezequiel Zamora	250.000.000
	• **E6008 Municipio Democracia**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Mejoras de la Vía El Jobo -La Campana	500.000.000
	• **E6009 Municipio Falcón**	**800.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Carretera El Isirito-San Jose de Cocodite	400.000.000
	▪ Rehabilitación del Municipio	400.000.000
	• **E6015 Municipio Miranda**	**1.050.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Perimetal Sur de Enlace Morón-Coro y Falcón. 1ra. Etapa	400.000.000
	▪ Sistema de Colector de Aguas Servidas del Municipio Miranda.	400.000.000
	▪ Restauración de la Iglesia de "San Francisco" en la Zona Colonial de Coro	250.000.000
	• **E6019 Municipio Píritu**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Rehabilitación Vial del Municipio Píritu	500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E6021 Municipio Silva**	**250.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Programa de Consolidación de Barrios, Sector Caño Izate.	250.000.000
	• **E6022 Municipio Zamora**	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Conservación y Mejora de Calles Bariqui, Pueblo Cumarebo.	200.000.000
	• Construcción Acueducto Rural San Vicente, San Miguel, San Francisco, San Jacinto.	200.000.000
	Estado Guárico • **E6103 Municipio El Socorro**	**800.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Auditorium Municipal	800.000.000
	• **E6104 Municipio Infante**	**900.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Mejoramiento de Electrificación Rurales	900.000.000
	• **E6105 Municipio Las Mercedes del Llano**	**700.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción de Biblioteca Las Mercedes del Llano	700.000.000
	Estado Lara • **E6201 Municipio Andrés Eloy Blanco**	**1.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Asfaltado Carretera Las Virtudes - La Bucarita	1.000.000.000
	• **E6202 Municipio Crespo**	**1.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Rehabilitación Parque Barro Negro	300.000.000
	• Inicio Construción Mercado Municipal	700.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E6203 Municipio Iribarren**	**5.733.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Inicio Construcción Terminal de Pasajeros en Barquisimeto.	2.800.000.000
	• Rehabilitación de la Vía Principal de El Ujano, Parroquia Santa Rosa.	1.800.000.000
	• Estabilización de Taludes Av- Ribereña (Sector El Garabatal) de Barquisimeto, Parroquia Catedral y Concepción.	900.000.000
	• Asfaltado de Calles y Mejoramiento Vial mediante Bacheo en las Calles del Sector Cumbres del Manzano, Parroquia Catedral	233.000.000
	• **E6204 Municipio Jiménez**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Construcción del Terminal de Pasajeros de Quibor	900.000.000
	• Proyecto de Mejoramiento Mercado de Tintorero	100.000.000
	• **E6205 Municipio Morán**	**5.100.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Asfaltado Carretera Humocaro Alto - Guaito. Parroquia Humocaro Alto.	1.000.000.000
	• Continuación Asfaltado Carretera Baños El Rosario - El Potrero - Limoncito - La Represa. Parroquia Humocaro Bajo	1.000.000.000
	• Continuación Asfaltado Carretera Cayambe - Ojo - de Agua - El Cielito. Parroquia Hilario Luna y Luna	1.000.000.000
	• Mejoramiento de la Vialidad Urbana de El Tocuyo (Barrios Nubia - La Lagunita - La Carabinera y Santa Rita) Parroquia Bolívar	900.000.000
	• Rehabilitación de Asfaltado y Construcción de Obras de Drenaje Las Adjuntas, Sanare	500.000.000
	• Culminación del Terminal de Pasajeros del Tocuyo	700.000.000
	• **E6206 Municipio Palavecinos**	**780.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Construcción del Mercado Municipal Cabudare	330.000.000
	• Construcción de Aceras y Brocales en Las Cuibas, Agua Viva	200.000.000
	• Construcción Acceso Vial y Superintendencia Forestal del Parque Terepaima	250.000.000
	• **E6207 Municipio Simón Planas**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Continuación Asfaltado Gamelotal - Buria	1.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E6208 Municipio Torres**	**2.780.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción de Drenajes y Aceras en Av. Francisco de Miranda. Parroquia Trinidad Samuel	500.000.000
	• Continuación de Carretera Carora-Siquisique II Etapa	1.280.000.000
	• Construcción Liceo Quebrada Arriba. Parroquia El Blanco	1.000.000.000
	• **E6209 Municipio Urdaneta**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción de Edificaciones Escolares y Deportivas.	300.000.000
	• Programa de Electrificación	200.000.000
	Estado Mérida • **E6301 Municipio Alberto Adriani**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción del Liceo Combinado "Rafael Rondón Márquez".	500.000.000
	• **E6302 Municipio Andrés Bello**	**1.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Contrucción. Parque Industrial "Maximiliano Marquina". Ampliación U. E. "Rafael María Torres"	350.000.000
	• Polideportivo "La Azulita". I Etapa.	650.000.000
	• **E6303 Municipio Antonio Pinto Salinas**	**1.250.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción Nueva Sede Hospital "Heriberto Romero".	800.000.000
	• Construcción del Liceo U.E. "El Portón Santa Cruz de Mora".	450.000.000
	• **E6306 Municipio Campo Elías**	**1.200.000.000**
	Transferencias de Capital - Programas y Proyectos • Construcción Sede Principal. Instituto Universitario de Ejido.	1.200.000.000
	• **E6307 Municipio Caracciolo Parra Olmedo**	**1.000.000.000**
	Transferencias de Capital - Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Construcción Sede IUTE, Extensión Tucani.	1.000.000.000
	• **E6314 Municipio Obispo Ramos de Lora**	**476.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción Liceo en San Rafael de Alcázar.	476.000.000
	• **E6318 Municipio Rivas Dávila**	**600.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción Ciclo Combinado "Gerónimo Maldonado".	600.000.000
	• **E6321 Municipio Tovar**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Ampliación de la Escuela Básica "Felix Román Duque". Mcpio. Tovar.	300.000.000
	▪ Culminación Escuela Básica "Ananías Avendaño".	200.000.000
	• **E6323 Municipio Zea**	**320.753.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Culminación de la Sede del Hospital Materno Infantil "Ema de Díaz"	70.000.000
	▪ Ampliación del Ambulatorio "Alberto Adriani". Sala de Rayos X y Laboratorio Clínico.	40.000.000
	▪ Culminación de la U. E. "José Ramón Vega". Mcpio. Zea.	150.000.000
	▪ Techado del Liceo "José Ramón Vega". Mcpio. Zea.	60.753.000
	Estado Miranda • **E6407 Municipio Eulalia Buroz**	**2.520.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Puente entre Maurica y Rivero	620.000.000
	▪ Hospital Tipo I	800.000.000
	▪ Centro de Entrenamiento Graciano León	550.000.000
	▪ Tercera Etapa del Mercado	550.000.000
	• **E6409 Municipio Guaicaipuro**	**3.300.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Terminal de Pasajeros Los Lagos.	800.000.000
	▪ Distribuidor de la Matica, Panamericana.	400.000.000
	▪ Distribuidor Los Lagos.	400.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Prolongación Avda. Independencia.	400.000.000
	▪ Prolongación Avda. José Arévalo - Los Montes Verdes.	800.000.000
	▪ Mejoramiento y Expropiación Avda. P. Russo.	500.000.000
	● E6411 Municipio Independencia	**2.800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Hospital Tipo I en Santa Teresa del Tuy	800.000.000
	▪ Parque Recreacional Familiar Santa Teresa del Tuy	400.000.000
	▪ Ciclo Básico Diversificado en Cartanal	800.000.000
	▪ Polideportivo Avioncito Santa Teresa del Tuy	800.000.000
	● E6417 Municipio Plaza	**900.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Vías El Piñal, Guíeme, Los Mangos y el Nazareno.	300.000.000
	▪ Ambulatorio Barrio Zulia.	300.000.000
	▪ Preescolar Barrio Zuma.	300.000.000
	● E6418 Municipio Simón Bolívar	**2.049.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Complejo Ferial.	350.000.000
	▪ Última Etapa Cementerio	693.000.000
	▪ Terminal de Pasajeros.	400.000.000
	▪ Parque Lagartijo.	350.000.000
	▪ Engranzonado Vialidad Los Mollejones.	106.000.000
	▪ Entrada Principal del Municipio.	150.000.000
	● E6419 Municipio Sucre	**2.700.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Sede Policía Municipal	1.500.000.000
	▪ Mercado Municipal Gloria al Bravo Pueblo	1.200.000.000
	● E6420 Municipio Urdaneta	**1.635.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Vialidad: Corredor Alterno Sector Mume, como Conector Mcpio. Urdaneta (Cúa) con el Mcpio. Cristóbal Rojas (Charallave). Incorp. de un Canal Alterno Monseñor Pellín como Conector Carretera Nacional a Urbanizaciones. Continuación Avda. Perimetral desde la U.E Lesbia Pater. Prolongación Avda. Perimetral, Sector Industrial Marín. Mejoras Diferentes Vías del Municipio.	835.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Diversas Unidades Educativas	800.000.000
	Estado Monagas	
	● **E6501 Municipio Acosta**	**500.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción de la 1era Etapa del Terminal de Pasajeros de San Antonio de Capayacuar	500.000.000
	● **E6502 Municipio Bolívar**	**2.250.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Extensión Línea Eléctrica 115 de Quiriquiare. Municipio Bolívar	1.000.000.000
	▪ Represa de Control de Crecimiento del Río Caripe en Valle Solo, Las Parcelas	1.000.000.000
	▪ Remodelación y Ampliación de la Casa de la Mujer de Caripito	250.000.000
	● **E6504 Municipio Cedeño**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Vialidad Agrícola Los Pozos de Caicara	1.000.000.000
	● **E6510 Municipio Sotillo**	**800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Reconstrucción y Reacondicionamiento de Viviendas para la Comunidad Indígena Warao de Barrancas del Orinoco	300.000.000
	▪ Rehabilitación y Repavimentación Integral de Barrancas del Orinoco	500.000.000
	● **E6512 Municipio Santa Bárbara**	**1.900.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción de 1era Etapa de la Vía de Comunicación Extra Urbana entre las Poblaciones de Tejero Viejo y Santa Bárbara	600.000.000
	▪ Construcción de 1era Etapa del Complejo Recreacional, Deportivo, Zoológico, Botánico y Didáctico de Virgen del Valle de Santa Bárbara (30 Ha)	500.000.000
	▪ Construcción de 40 Viviendas Unifamiliares Aisladas	300.000.000
	▪ Construcción de la 1era Etapa de la Avenida de Acceso a la Población de Santa Bárbara	500.000.000
	● **E6513 Municipio Uracoa**	**500.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Construcción y Asfaltado de la Vía de Penetración Agrícola Camorra - Camoruco	500.000.000
	Estado Nueva Esparta	
	● **E6601 Municipio Antolín del Campo**	**200.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Consolidación de la Vialidad Agrícola del Mcpio.	200.000.000
	● **E6602 Municipio Arismendi**	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Rehabilitación del Casco Histórico de la Asunción	200.000.000
	▪ Sistema de Cloacas Sabana de Guacuco	200.000.000
	● **E6603 Municipio Antonio Díaz**	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Acondicionamiento de Obras Civiles y Construcción del Sistema de Alumbrado del Estadio de Béisbol Argenis Gómez de Carapacho.	200.000.000
	▪ Complejo Deportivo el Espinal del Municipio	200.000.000
	● **E6605 Municipio Gómez**	**750.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Rehabilitación Vial, Asfaltado y Reasfaltado de Calles de Altagracia, Pedro González, La Vecindad, Santa Ana, El Maco, Tacarigua y el Cercado del Mcpio.	250.000.000
	▪ II Etapa Construcción Avda. Juan de Castellanos Tramo Catame - Playa Caribe (Incluye Expropiación de Terrenos)	300.000.000
	▪ I Etapa Construcción del Paseo del Mar, Playa Guayacán del Mcpio.	200.000.000
	● **E6606 Municipio Maneiro**	**250.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Consolidación Vial : Aceras, Brocales, y Asfaltado de Calles de la Parroquia Silva del Mcpio.	250.000.000
	● **E6607 Municipio Marcano**	**2.250.000.000**
	Transferencias de Capital - Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	■ Construcción del Paseo del Mar, Juan Griego, (Incluye Expropiaciones)	250.000.000
	■ Rehabilitación Vial del Municipio	250.000.000
	■ II Etapa Avda. Intercomunal de Juan Griego Catame - Altagracia	250.000.000
	■ Construcción de Faro de Recalada en el Fortín la Galera-Juan Griego	250.000.000
	■ Etapa Final del Terminal de Pasajeros de Juan Griego. Incluye Obras de Servicios Adyacentes	250.000.000
	■ II Etapa Remodelación del Casco Urbano de Juan Griego	250.000.000
	■ Culminación del Gimnasio Cubierto de Juan Griego	250.000.000
	■ Ampliación y Mejoras del Estadium Chuito Torres de Juan Griego	250.000.000
	■ Electrificación Variante de Juan Griego - Taguantar y Avda. Jesús Rafael Leandro, Juan de Castellanos y Chalia Mata del Mcpio.	250.000.000
	● **E6610 Municipio Tubores**	**1.291.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Remodelación y Desarrollo del Urbanismo de Punta de Piedras del Mcpio.	441.000.000
	■ Culminación del Hospital "Armando Matas Sánchez" de Punta de Piedras.	300.000.000
	■ Reconstrucción de la Unidad Educativa Tubores, Punta de Piedras	300.000.000
	■ Construcción del Liceo de las Giles, del Mcpio.	250.000.000
	● **E6611 Municipio Villalba**	**250.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Asfaltado y Reasfaltado de Calles, Aceras y Brocales de las Calles del Mcpio.	250.000.000
	Estado Portuguesa ● **E6703 Municipio Esteller**	**480.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Adquisición de Inmueble y 7 Hectáreas de Terreno para la Construcción del Colegio San Rafael de Píritu	480.000.000
	● **E6707 Municipio Ospino**	**1.100.000.000**
	Transferencias de Capital - Programas y Proyectos	
	■ Construcción del Gimnasio Cubierto	1.100.000.000
	● **E6710 Municipio San Genaro de Boconoito**	**300.000.000**
	Transferencias de Capital - Programas y Proyectos	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	▪ Asfaltado y Drenajes, Vía Agrícola Fanfurria El Palmar	300.000.000
	• **E6711 Municipio San Rafael de Onoto**	**300.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Asfaltado de Calles en Barrios Marginales	300.000.000
	• **E6712 Municipio Santa Rosalía**	**230.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción de Defensa en Gaviones Revestidos, Margen Izquierdo Sector Nueva Florida y Asfaltado de 7 Kilómetros	230.000.000
	Estado Sucre • **E6801 Municipio Andrés Eloy Blanco**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción de la Última Etapa Terminal de Pasajeros de Casanay, Municipio Andrés Eloy Blanco, Estado Sucre	250.000.000
	▪ Culminación de la Unidad Educativa de San Vicente, Municipio Andrés Eloy Blanco, Estado Sucre	250.000.000
	• **E6802 Municipio Andrés Mata**	**2.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Rehabilitación y Consolidación Vial del Municipio Andrés Mata, Servicio Municipal de Vialidad del Municipio Andrés Mata, (SEMVAM), Estado Sucre	500.000.000
	▪ Construcción, Reparación, Remodelación de Viviendas del Municipio Andrés Mata, Instituto Municipal de la Vivienda de Andrés Mata (IMVAM), Municipio Andrés Mata, Estado Sucre	1.000.000.000
	▪ Instalación y Equipamiento de la Planta Asfáltica para el Municipio Andrés Mata del Estado Sucre	500.000.000
	• **E6806 Municipio Bolívar**	**500.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Conclusión del Gimnasio de Mariguitar, Municipio Bolívar	250.000.000
	▪ Rehabilitación Vial. Pavimentación y Asfaltado de Carreteras Agrícolas Caratal - Río Fijo - Santa Cruz - La Vega - La Gloria - Caldo Cury. Municipio Bolívar	250.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
• **E6807 Municipio Cajigal**		**2.100.000.000**
Transferencias de Capital		
- Programas y Proyectos		
▪ Construcción del Puente sobre el Río Cumaná, Sector Bella Vista		400.000.000
▪ Asfaltado Vialidad Agrícola La Orqueta -Orquetilla (12 Km. Aprox.)		200.000.000
▪ Construcción del Gimnasio Cubierto en Yaguaraparo		300.000.000
▪ Culminación Casa de la Cultura en Yaguaraparo		200.000.000
▪ Construcción Muelle Flotante Artesanal y Turístico en el Paují		300.000.000
▪ Construcción I Etapa Subestación Eléctrica de Yaguaraparo		700.000.000
• **E6808 Municipio Cruz Salmerón Acosta**		**250.000.000**
Transferencias de Capital		
- Programas y Proyectos		
▪ II Etapa del Terminal Marítimo de Chacopata, Municipio Salmerón Acosta, Estado Sucre		250.000.000
• **E6809 Municipio Libertador**		**500.000.000**
Transferencias de Capital		
- Programas y Proyectos		
▪ Consolidación y Rehabilitación Vías Agrícolas del Municipio Libertador. Estado Sucre		500.000.000
• **E6815 Municipio Valdez**		**500.000.000**
Transferencias de Capital		
- Programas y Proyectos		
▪ Construcción del Gimnasio Cubierto de Güiria, Municipio Valdez, Estado Sucre		500.000.000
Estado Táchira		
• **E6905 Municipio Córdoba**		**500.000.000**
Transferencias de Capital		
- Programas y Proyectos		
▪ Ampliación Liceo Bernabé Vivas		100.000.000
▪ Asfaltado de Calles y Zonas Adyacentes del Mcpio. Córdoba		300.000.000
▪ Mejoras y Reparac. Vialidad desde el Pte. Zig - Zag - Sta. Elena Media Libra y Canalizac. Del Río Frío en el Sector Río Negro, Municipio Córdoba		100.000.000
• **E6907 Municipio García de Hevia**		**1.900.000.000**
Transferencias de Capital		
- Programas y Proyectos		

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• Continuación Const. Hospital General para la Zona Norte del Táchira. La Fría.	1.000.000.000
	• Const. Edif. Sede del Nuevo Liceo para La Fría.	700.000.000
	• Continuación Construc. Edificio Sede Colegio Msr. Sixto Sosa. En La Fría.	200.000.000
	• E6909 Municipio Independencia	**700.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Mejoras de Vialidad del Mcpio. Independencia (Capacho)	200.000.000
	• Const. Liceo de la Pquia. "Dr. Juan Germán Roscio", Municipio Independencia	200.000.000
	• Ampliación del Liceo "Román Cárdenas" de Capacho, Mcpio. Independencia.	300.000.000
	• E6910 Municipio Jáuregui	**1.800.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Const. Estadio de Béisbol "Encarnación Rodríguez". La Grita	600.000.000
	• Const. de 60 Casas en Terrenos Propios de los Beneficiarios. La Grita	700.000.000
	• Terminación y Equip. del Liceo "Cap. Comunero Juan José García de Hevia". La Grita.	500.000.000
	• E6911 Municipio Junín	**3.400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Reasfaltado Principales Calles y Avenidas de Rubio.	500.000.000
	• Adquisición de Terreno y Const. Liceo "Tierras del Café". El Poblado. Rubio.	1.300.000.000
	• Adquisición del Terreno y Const. Ciudad Universitaria. UPEL-RUBIO	1.000.000.000
	• Canalización del Río Caparo.	600.000.000
	• E6915 Municipio Michelena	**600.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Sede IUT Módulo Aula y Laboratorios Básicos.	400.000.000
	• Ampliación Liceo "Camilo Prada"	200.000.000
	• E6917 Municipio Pedro María Ureña	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Avenida Intercomunal Ureña-Aguas Calientes.	400.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E6928 Municipio Torbes**	**800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Programas de Recuperación de Vías del Mcpio. Torbes.	800.000.000
	Estado Trujillo	
	• **E7001 Municipio Boconó**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Rehabilitación de Infraestructura del Casco Urbano Boconó.	700.000.000
	▪ Rehabilitación Vía Loma San Miguel.	100.000.000
	▪ Rehabilitación Vía El Potrerito.	100.000.000
	▪ Recuperación de Bienes del Patrimonio Histórico de Niquitao.	100.000.000
	• **E7008 Municipio Pampán**	**800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción del Liceo U. E. Nacional Monay.	800.000.000
	• **E7011 Municipio Sucre**	**600.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Aguas Blancas.	600.000.000
	• **E7012 Municipio Trujillo**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Soluciones Viales para El Casco Central de la Ciudad de Trujillo.	1.000.000.000
	• **E7013 Municipio Urdaneta**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción del Liceo La Mesa de Esnujaque.	1.000.000.000
	• **E7014 Municipio Valera**	**1.900.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	▪ Construcción Tramo Las Pulgas-La Floresta.	1.900.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E7016 Municipio Bolívar**	**700.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Asfaltado de Vía Granados-Cheregue	700.000.000
	• **E7020 Municipio Pampanito**	
		750.000.000
	Transferencias de Capital	
	- Programas y Proyectos	
	• Rehabilitación Carretera Butaque-Pampanito-La Concepción.	750.000.000
	Estado Yaracuy	
	• **E7103 Municipio José Antonio Páez**	**1.000.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Culminación del Mercado Municipal Sabana de Parra.	500.000.000
	• Construcción Sistema de Riego para los Sectores Campesinos de Payares, La Blanquera, La Lima y El Diamante.	500.000.000
	• **E7104 Municipio Nirgua**	**1.380.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Culminación de Cementerio Municipal (Tercera Etapa)	480.000.000
	• Construcción Estadium de Nirgua.	500.000.000
	• Culminación Av. La Ribereña de Nirgua, Aceras, Brocales y Asfaltado	400.000.000
	• **E7108 Municipio Urachiche**	**800.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Primera Etapa Construcción de Puente Alterno "La Libertad" Carrera Uno Urachiche.	800.000.000
	• **E7114 Municipio Veroes**	**750.000.000**
	Transferencias de Capital	
	- Programas y Proyectos	
	• Construcción de 6 Salones y Rehabilitación de la Escuela Básica y Unidad Educativa Francisco Herrera Vega. Aldea Casimiro Vásquez.	750.000.000
	Estado Zulia	
	• **E7203 Municipio Cabimas**	**6.100.000.000**
	Transferencias de Capital	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	- Programas y Proyectos	
	▪ Construcción de Complejo Cultural Municipal.	1.500.000.000
	▪ Red de Gas.	1.000.000.000
	▪ Red de Cloacas Carretera K.	1.000.000.000
	▪ Adquisición Edificio Sede IUTC Cabimas.	1.500.000.000
	▪ FUNDALUZ-COL Dotación Centro Universitario para la Atención de los Trastornos de la Audición y Lenguaje. Mcpio. Cabimas.	300.000.000
	▪ Construcción de Aulas Núcleo LUZ-CABIMAS.	800.000.000
	E7205 Municipio Colón	**400.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Continuación de la Construcción Escuela Catatumbo.	400.000.000
	E7209 Municipio Mara	**600.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Consolidación de Servicios y Saneamientos Santa Cruz de Mara	600.000.000
	E7210 Municipio Maracaibo	**4.830.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Consolidación del Barrio La Lucha, Acueducto, Cloacas, Gas, Aceras, Brocales y Asfaltado.	1.000.000.000
	▪ Red de Cloacas II Etapa del Barrio Reyes Magos.	730.000.000
	▪ Red de Cloacas Barrio 7 de Enero Parroquia Francisco Eugenio Bustamante.	300.000.000
	▪ Construcción de Estación de Bombeo El Manglar, Barrio Santa Rosa	2.300.000.000
	▪ Ampliación de Estación de Bombeo Barrio Teotiste de Gallegos	500.000.000
	E7211 Municipio Miranda	**3.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	▪ Construcción del Corredor Vial de la Carretera Falcón-Zulia a Los Puertos de Altagracia.	3.000.000.000
	E7215 Municipio Santa Rita	**1.000.000.000**
	- Transferencias de Capital - Programas y Proyectos	
	▪ Construcción del Mercado Municipal Santa Rita.	1.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	• **E7216 Municipio Sucre**	**600.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Construcción de la Vía Santa Cruz. Vía Alterna Rosario. II Etapa.	600.000.000
	• **E7220 Municipio San Francisco**	**1.000.000.000**
	Transferencias de Capital - Programas y Proyectos	
	• Red de Gas.	1.000.000.000
4.12	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	750.382.974.670
	• **A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)**	**15.000.000.000**
	Transferencias Corrientes	15.000.000.000
	- Renovación de Flota del Transporte Urbano Programas y Proyectos	15.000.000.000
	• **A0212 C.A. Metro de Los Teques**	**28.992.755.700**
	Transferencias de Capital	28.992.755.700
	- Metro de Los Teques Programas y Proyectos	28.992.755.700
	• **A0621 C.A. Metro de Caracas (CAMETRO)**	**155.145.471.700**
	Transferencias de Capital	155.145.471.700
	Programas y Proyectos	
	- Línea IV Capuchinos Plaza - Venezuela	15.000.000.000
	- Inversiones Operativas	55.086.235.830
	- Línea III El Valle - La Rinconada	80.000.000.000
	- Transporte Superficial Metro de Caracas	5.059.235.870
	• **A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)**	**400.200.000.000**
	Transferencias de Capital	400.200.000.000
	Programas y Proyectos	400.200.000.000
	- Programa de Ferrocarriles	80.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
	- Nuevo Programa para Finalizar Ferrocarril Caracas Tuy Medio I y II Etapa	160.000.000.000
	- II Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello la Encrucijada	160.200.000.000
	• A0651 C.A. Metro de Valencia	**80.000.000.000**
	Transferencias de Capital	80.000.000.000
	- Metro de Valencia Programas y Proyectos	80.000.000.000
	• A0148 C.A. Metro de Maracaibo	**63.044.747.270**
	Transferencias de Capital	63.044.747.270
	- Metro de Maracaibo Programas y Proyectos	63.044.747.270
	• A0932 Instituto Nacional de los Espacios Acuáticos Transferencias de Capital	**5.000.000.000**
	- Sistema Mundial de Socorro y Seguridad Marítima (SMSSM) Programas y Proyectos	5.000.000.000
	• A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones Transferencias de Capital	**3.000.000.000**
	- Sistema Automatizado de Administración y Gestión del Espacio del Espectro Radioeléctrico (SAAGER) Programas y Proyectos	3.000.000.000
	TOTAL	**2.533.084.739.531**

Ministerio de
Planificación y
Desarrollo

MINISTERIO DE PLANIFICACIÓN Y DESARROLLO

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La formulación del proyecto de presupuesto 2003 del Ministerio de Planificación y Desarrollo, se realizó en un marco de actuación, definido por acciones que le son inherentes como ente rector de la planificación nacional, así como también de aquellas originadas en la aplicación de leyes de reciente aprobación e instrumentación y finalmente, las surgidas de la política interna de manejo de recursos humanos, materiales y financieros.

En este sentido, establece mecanismos institucionales del Estado para lograr que los recursos y acciones públicas asociadas con el progreso del país, se asignen y realicen de manera planificada y se encausen hacia los fines y objetivos políticos, sociales, culturales, económicos y territoriales, sustentados en nuestra Carta Magna. Asimismo, establece un marco normativo que será desarrollado en las leyes que instauran la organización y funcionamiento de la Administración Central e igualmente la de los Consejos de Planificación y Coordinación de Políticas Públicas, los Consejos Locales de Planificación Pública y el Consejo Federal de Gobierno.

En consecuencia, orienta su política presupuestaria, en un marco de actuación fundamentado en las diferentes leyes que regulan su actuación, así como también de aquellas de carácter interno surgidas de una política de recursos humanos que estimule las capacitación de los funcionarios, la participación directa y protagónica del cambio institucional y el bienestar social que incida en el desempeño eficiente de las funciones del personal activo, aunado a una política socio - económica, que beneficie al personal jubilado y pensionado de la institución.

En materia de las Corporaciones Regionales, es conveniente destacar que su rol, dentro de la política de descentralización y transferencias de competencias a los gobiernos locales y estadales, cobra especial relevancia en el próximo ejercicio fiscal, toda vez que las Zonas Especiales de Desarrollo Sustentable y los Consejos Locales y Estadales de Planificación Pública, precisan de la experiencia de estos entes, en materia de capacitación de recursos, asistencia técnica y optimización de sistemas de información, en su fase de instalación e implementación.

En relación con los cambios institucionales esperados para el próximo ejercicio fiscal, el Ministerio deberá adecuar su estructura organizacional al contenido de la Ley del Estatuto de la Función Pública, creando para ello las instancias necesarias que le permitan cumplir los nuevos roles encomendados en la precitada normativa.

El financiamiento extraordinario se orientará al Fortalecimiento del Ministerio, Reforma de la Administración Pública y Modernización Legislativa del Sector Público. Como apoyo al equilibrio territorial, el financiamiento extraordinario se destinará a la realización de estudios generales y específicos del Eje de Desconcentración Occidental, así como a la generación de iniciativas de desarrollo agrario integral, de apoyo a las Zonas Económicas de Desarrollo Sustentables (ZEDES) y en materia de reconstrucción, se orientarán recursos al Estado Vargas a los fines de ejecutar proyectos dirigidos a controles de torrentes, los cuales serán asumidos por CORPOVARGAS.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo económico de la Nación.	Documento	4.230	15.719.238.874
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo institucional de la Nación.	Documento	5.328	2.817.543.266
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo regional de la Nación.	Documento	3.002	1.490.593.435.982
Dirigir, coordinar, ejecutar, controlar, supervisar y asesorar en las actividades administrativas, jurídicas, informativas, control interno, comunicacional y análisis estratégico del Ministerio.	Informe	7.931	47.836.021.878
TOTAL			**1.556.966.240.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Planificación y Desarrollo Económico, Regional e Institucional	1.556.966.240.000
	TOTAL	**1.556.966.240.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	13.232.130.067
	- Recursos Ordinarios	11.945.741.363
	- Otras Fuentes de Financiamiento	1.286.388.704
4.02	Materiales y suministros	798.294.054
	- Recursos Ordinarios	530.550.834
	- Otras Fuentes de Financiamiento	267.743.220
4.03	Servicios no personales	32.276.286.922
	- Recursos Ordinarios	3.720.250.266
	- Programas y Proyectos	23.547.100.000
	- Otras Fuentes de Financiamiento	5.008.936.656
4.04	Activos reales	893.953.854
	- Otras Fuentes de Financiamiento	893.953.854
4.06	Servicio de la deuda pública y disminución de otros pasivos	349.999.999
	- Otras Fuentes de Financiamiento	349.999.999
4.07	Transferencias	1.509.415.575.104
	- Recursos Ordinarios	962.229.907.537
	- Gestión Fiscal	6.698.900.000
	- Programas y Proyectos	538.466.000.000
	- Otras Fuentes de Financiamiento	2.020.767.567
	TOTAL	**1.556.966.240.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	485	3.196.873.070
- Directivo	97	905.145.705
- Profesional y Técnico	176	1.348.336.586
- Administrativo	137	630.161.720
- Obrero	75	313.229.059
Personal Contratado	20	360.000.000
- Empleado	20	360.000.000
TOTAL	**505**	**3.556.873.070**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	32	89.344.388
IV	258.401 - 308.400	22	76.519.285
V	308.401 - 358.400	35	140.426.793
VI	358.401 - 408.400	52	235.758.253
VII	408.401 - 458.400	84	439.529.467
VIII	458.401 - 508.400	25	143.570.682
IX	508.401 - 558.400	24	151.971.090
X	558.401 - 608.400	30	208.532.804
XI	608.401 - 658.400	23	173.119.826
XII	658.401 - 708.400	5	40.568.687
XIII	708.401 - 758.400	40	353.264.433
XIV	758.401 - 808.400	56	525.960.890
XV	808.401 - 858.400	24	246.396.126
XVI	858.401 - 908.400	19	199.518.729
XVII	908.401 Y MÁS	34	532.391.617
	TOTAL	**505**	**3.556.873.070**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
A0015	Corporación de Desarrollo de la Región Central (CORPOCENTRO).	1.795.421.690
A0016	Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS).	797.254.165
A0018	Corporación de Desarrollo de la Región de los Andes (CORPOANDES).	4.009.348.123
A0024	Instituto Autónomo Corporación Venezolana de Guayana (C.V.G.)	533.466.000.000
A0134	Fondo Intergubernamental para la Descentralización (FIDES).	940.960.050.000
A0198	Instituto Autónomo Nacional de Estadística.	14.691.036.071
A0210	Corporación para la Recuperación y Desarrollo del Estado Vargas	6.723.456.580
A0312	Fundación para el Desarrollo de la Región Centro Occidental (FUDECO).	2.000.000.000
A0325	Fundación Escuela de Gerencia Social.	956.322.620
A0335	Instituto Venezolano de Planificación (IVEPLAN).	358.190.968
	TOTAL	**1.505.757.080.217**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
407	00	00	00	Transferencias	12.611.360
407	03	00	00	Transferencias al exterior	12.611.360
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	12.611.360
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	12.611.360
				- I0092 Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.).	12.611.360

PROGRAMA: 01 Planificación y Desarrollo Económico, Regional e Institucional

UNIDAD EJECUTORA: Despacho del Ministro, Oficina y Unidades de Apoyo

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo económico de la Nación.	Documento	4.230	15.719.238.874
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo institucional de la Nación.	Documento	5.328	2.817.543.266
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo regional de la Nación.	Documento	3.002	1.490.593.435.982
Dirigir, coordinar, ejecutar, controlar, supervisar y asesorar en las actividades administrativas, jurídicas, informativas, control interno, comunicacional y análisis estratégico del Ministerio.	Informe	7.931	47.836.021.878
TOTAL			**1.556.966.240.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	13.232.130.067
	- Recursos Ordinarios	11.945.741.363
	- Otras Fuentes de Financiamiento	1.286.388.704
4.02	Materiales y suministros	798.294.054
	- Recursos Ordinarios	530.550.834
	- Otras Fuentes de Financiamiento	267.743.220
4.03	Servicios no personales	32.276.286.922
	- Recursos Ordinarios	3.720.250.266
	- Programas y Proyectos	23.547.100.000
	▪ Desarrollo del Eje de Desconcentración Occidental	2.514.700.000
	▪ Fortalecimiento del Ministerio de Planificación y Desarrollo	3.331.800.000
	▪ Fortalecimiento, Preinversión y Asistencia Técnica PSAT	1.970.000.000
	▪ Modernización Legislativa y Administrativa del Sector Público	8.137.800.000
	▪ Programa de Desarrollo Agrario Integral	4.097.400.000
	▪ Programa de Zonas Económicas de Desarrollo Sustentable (ZEDES)	2.995.400.000
	▪ Programa Popular de Difusión Audiovisual Alternativa	500.000.000
	- Otras Fuentes de Financiamiento	5.008.936.656
4.04	Activos reales	893.953.854
	- Otras Fuentes de Financiamiento	893.953.854

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.06	Servicio de la deuda pública y disminución de otros pasivos	349.999.999
	- Otras Fuentes de Financiamiento	349.999.999
4.07	Transferencias	1.509.415.575.104
	- Recursos Ordinarios	962.229.907.537
	- Gestión Fiscal	6.698.900.000
	- Programas y Proyectos	538.466.000.000
	▪ Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS)	5.000.000.000
	▪ Proyecto de Trasmisión Edelca (C.V.G.)	80.100.000.000
	▪ Central Hidroeléctrica Caruachi, Obras Civiles (C.V.G.)	11.214.000.000
	▪ Programa de Inversión C.V.G. EDELCA	124.956.000.000
	▪ Central Hidroeléctrica Edelca (C.V.G.)	156.996.000.000
	▪ Puente Sobre el Río Orinoco (C.V.G.)	160.200.000.000
	- Otras Fuentes de Financiamiento	2.020.767.567
	TOTAL	**1.556.966.240.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	485	3.196.873.070
- Directivo	97	905.145.705
- Profesional y Técnico	176	1.348.336.586
- Administrativo	137	630.161.720
- Obrero	75	313.229.059
Personal Contratado	20	360.000.000
- Empleado	20	360.000.000
TOTAL	**505**	**3.556.873.070**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	1.505.757.080.217
4.07	01	00	00	Transferencias corrientes internas	26.331.030.217
4.07	01	02	00	Transferencias corrientes al sector público	26.331.030.217
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	26.331.030.217
				- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO).	1.795.421.690
				▪ Recursos Ordinarios	1.201.675.737
				▪ Gestión Fiscal	456.755.278
				▪ Otras Fuentes de Financiamiento	136.990.675
				- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS).	797.254.165
				▪ Recursos Ordinarios	533.602.212
				▪ Gestión Fiscal	202.821.460

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				• Otras Fuentes de Financiamiento	60.830.493
				- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES).	4.009.348.123
				• Recursos Ordinarios	2.683.456.699
				• Gestión Fiscal	1.019.978.162
				• Otras Fuentes de Financiamiento	305.913.262
				- A0198 Instituto Autónomo Nacional de Estadística.	14.691.036.071
				• Recursos Ordinarios	9.833.325.929
				• Gestión Fiscal	3.737.685.489
				• Otras Fuentes de Financiamiento	1.120.024.653
				- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas	1.723.456.580
				• Recursos Ordinarios	1.153.509.489
				• Gestión Fiscal	438.447.354
				• Otras Fuentes de Financiamiento	131.499.737
				- A0312 Fundación para el Desarrollo de la Región Centro Occidental (FUDECO).	2.000.000.000
				• Recursos Ordinarios	1.338.600.000
				• Gestión Fiscal	508.800.000
				• Otras Fuentes de Financiamiento	152.600.000
				- A0325 Fundación Escuela de Gerencia Social.	956.322.620
				• Recursos Ordinarios	640.066.729
				• Gestión Fiscal	243.288.475
				• Otras Fuentes de Financiamiento	72.967.416
				- A0335 Instituto Venezolano de Planificación (IVEPLAN).	358.190.968
				• Recursos Ordinarios	239.737.215
				• Gestión Fiscal	91.123.782
				• Otras Fuentes de Financiamiento	27.329.971
4.07	02	00	00	Transferencias de capital internas	538.466.000.000
4.07	02	02	00	Transferencias de capital al sector público	538.466.000.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	538.466.000.000
				- Programas y Proyectos	538.466.000.000
				• A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas	5.000.000.000
				− Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián	5.000.000.000
				• A0024 Instituto Autónomo Corporación Venezolana de Guayana (C.V.G.)	533.466.000.000
				− Proyecto de Trasmisión Edelca	80.100.000.000
				− Central Hidroeléctrica Caruachi, Obras Civiles	11.214.000.000
				− Programa de Inversión C.V.G. EDELCA	124.956.000.000
				− Central Hidroeléctrica Edelca	156.996.000.000
				− Puente Sobre el Río Orinoco	160.200.000.000
4.07	07	00	00	Fondo Intergubernamental para la Descentralización-FIDES	940.960.050.000
4.07	07	01	00	Fondo Intergubernamental para la Descentralización-FIDES	940.960.050.000
				- A0134 Fondo Intergubernamental para la Descentralización (FIDES).	940.960.050.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
407	00	00	00	Transferencias	12.611.360
407	03	00	00	Transferencias al exterior	12.611.360
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	12.611.360
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	12.611.360
				- I0092 Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.).	12.611.360
				▪ Otras Fuentes de Financiamiento	12.611.360

Ministerio de Ciencia y Tecnología

MINISTERIO DE CIENCIA Y TECNOLOGIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio de Ciencia y Tecnología (MCT), como órgano rector en materia de Ciencia, Tecnología e Innovación, al que compete el establecimiento de las políticas, planes y normas que rigen el sector, ha definido su política presupuestaria para el ejercicio fiscal 2003, de conformidad con las directrices estratégicas establecidas por el Ejecutivo Nacional, las Líneas de Acción y Áreas Prioritarias definidas en el Plan Nacional de Ciencia, Tecnología e Innovación, los lineamientos del Plan Nacional de Desarrollo y las Líneas Estratégicas definidas para la elaboración del Plan Operativo Anual Institucional 2003.

Con la creación y competencias asignadas al Ministerio de Ciencia y Tecnología, se le confirió la debida importancia en el acontecer nacional, al nuevo rol que ocupa el conocimiento en el mundo contemporáneo. Con ello, se ha tratado de jerarquizar la toma de decisiones a nivel del más Alto Gobierno, asegurando, al mismo tiempo, la vinculación necesaria y equilibrada tanto con el sector académico, generador de conocimientos, como con el sector productivo, usuario de los mismos. De allí que, como parte del Estado venezolano, el MCT tenga como misión conformar y mantener el Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI) y como ente rector, coordinador y articulador del sistema, deba enfocar su esfuerzo en la vinculación de los diversos agentes e instituciones, a fin de crear y consolidar redes abiertas y flexibles, así como procesos de trabajo integrados y fluidos, donde el conocimiento satisfaga demandas, aporte soluciones y contribuya a dinamizar el aparato productivo venezolano, a satisfacer los requerimientos de la población y a mejorar su calidad de vida.

Una de las metas fundamentales planteadas por el Estado venezolano a través del MCT, para lograr la consolidación del SNCTI, consiste en garantizar la inversión y captación de recursos en el sector, a través de la estructuración y la participación de los actores que conforman el sistema, es decir el conjunto de organismos, entidades, empresas e instituciones del sector público nacional, de las organizaciones de educación superior públicas y privadas, de los centros de investigación, organismos y empresas del sector privado que realicen actividades vinculadas a la investigación y desarrollo, a la innovación tecnológica y a la formación y el perfeccionamiento del talento humano.

Cabe destacar que para lograr la articulación y afianzamiento del SNCTI, el MCT ha identificado, seleccionado y llevado adelante cinco líneas estratégicas de acción, que le permiten organizar su gestión y avanzar, paulatinamente, en la rectoría y coordinación de las actividades de ciencia, tecnología e innovación en el ámbito nacional. Dentro de estas líneas estratégicas definidas para cada equilibrio de transición (económico, social, político, territorial e internacional), se enmarcan los programas que atienden el MCT para solventar problemas específicos, ligados a las áreas prioritarias y a la consolidación de una institucionalidad, acorde con el desarrollo económico y social del país en su avance hacia la sociedad del conocimiento, a saber:

- Generación de resultados científicos y tecnológicos en áreas prioritarias, con impacto en el desarrollo económico.

- Producción de soluciones científicas, tecnológicas e innovativas en áreas prioritarias que contribuyan al desarrollo social.

- Desarrollo de la Institucionalidad del Sistema Nacional de Ciencia, Tecnología e Innovación.

- Generación de respuestas científicas y tecnológicas en áreas prioritarias, que coadyuven al fortalecimiento de las relaciones internacionales.

- Impulso, promoción e incentivo de los resultados científicos y tecnológicos, en las áreas prioritarias de impacto territorial.

De lo antes señalado, se deduce que las actividades del Ministerio se orientarán hacia la creación, formación, fortalecimiento e integración de capacidades nacionales, regionales y locales de ciencia, tecnología e innovación, sintonizándolas con demandas y oportunidades específicas de los distintos sectores de la sociedad venezolana, mediante procesos plurales y concertados de gestión social del conocimiento, cuyos recursos financieros disponibles, serán administrados en función de las líneas de acción y de las prioridades nacionales establecidas, que orientarán la implementación de programas definidos en el Plan Nacional de Ciencia, Tecnología e Innovación, sin desestimar otras estrategias financieras que permitan transacciones cofinanciadas o creaciones de fondos e instrumentos crediticios novedosos, donde la participación del sector público y privado sea la constante.

En tal sentido, se plantea como mecanismo dinamizador de esta compleja gestión institucional, la captación de recursos financieros sólidos y garantizados, previo establecimiento de criterios de racionalización del uso y distribución de los mismos, los cuales serán destinados, en primer lugar, al financiamiento de actividades de ciencia, tecnología e innovación, en materia de investigación, formación, modernización, informatización y redes, las cuales requieren de niveles de inversión adecuados y de la participación de los distintos actores del Sistema en programas y proyectos de investigación científica y de desarrollo e innovación tecnológica, enfocados hacia los grandes problemas nacionales y susceptibles de financiamiento, subvención u otra actividad similar y, en segundo lugar, a los gastos de funcionamiento, promoción y divulgación, cuya ejecución se fundamente en los mecanismos de control y seguimiento formulados para tales efectos.

Por otra parte, conviene citar que la inversión del Ministerio se obtendrá de recursos ordinarios y extraordinarios, dirigidos a financiar los programas de inversión establecidos en los planes antes señalados, con énfasis en las áreas prioritarias de acción inmediata, que se abordan a través de estrategias y mecanismos y se concretan en programas definidos en función de políticas explícitas, que orientan su gestión hacia la promoción y dinamización del SNCTI. Entre las áreas prioritarias de acción inmediata, se pueden citar las siguientes: Agro Producción; Salud; Tecnologías de Información y Telecomunicaciones; Gestión de Riesgos y Reducción de Desastres; Vivienda y Hábitat; Ambiente y Recursos Naturales; Educación; Energía (Petróleo, Gas y Energías Alternativas); Biotecnología; Metalmecánica y Metalurgia; Innovación Popular; Ciudadanía y Paz; Ciencia y Arte.

Asimismo, el Ministerio ha previsto la asignación de recursos presupuestarios, para financiar los gastos que se producirán por efecto de la mudanza, a la edificación que servirá de sede al Ministerio, al FONACIT, a la Superintendencia de Servicios de Certificación Electrónica, al Megainfocentro y a las Unidades Centrales del INIA y del CIEPE; con ello, se aspira mejorar las relaciones operacionales y funcionales entre dichos entes y el resto del Sistema.

El aporte acordado por el Ejecutivo Nacional al Ministerio, correspondiente al año 2003 es de Bs. 144.949,95 millones, que se distribuyen de la siguiente manera: Bs. 15.958,88 millones para gastos propios del Ministerio y Bs. 128.991,07 millones para atender los aportes a los organismos descentralizados. De este último monto, se destinarán Bs. 98.826,85 millones para cubrir gastos de funcionamiento y del resto, Bs. 16.216,10 millones corresponden a aporte local y Bs. 12.948,12 millones por aporte externo, de los proyectos que reciben financiamiento proveniente de organismos multilaterales.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar las actividades del Ministro, servir de enlace entre este y las demás dependencias del Ministerio y sus organismos adscritos a fin de establecer la proyección y difusión de la imagen institucional.	Revista / Folleto	24.398	211.956.552

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Asesorar, verificar y evaluar, mediante examen posterior, las actividades administrativas y financieras del MCT, a fin de proponer las recomendaciones tendentes a optimizar el sistema de control interno e incrementar la eficiencia y la eficacia de los gastos administrativos.	Informe / Reporte	51	110.431.724
Conducir los procesos de planificación a corto plazo, presupuestario y de administración de los recursos humanos, materiales y financieros asignados al Ministerio para su funcionamiento.	Contratación / Curso	1.582	11.042.074.527
Competencias de organización y funciones establecidas en el reglamento sobre consultoría jurídica de los ministerios, así como las demás atribuciones que le señalen las leyes y reglamentos.	Consulta / Asesoría	247	110.988.713
Fomentar la cooperación entre instituciones e integrantes del Sistema Nacional de Ciencia, Tecnología e Innovación.	Taller / Reunión	192	173.104.198
Coordinación de la administración técnica y financiera de la ejecución de los programas y proyectos de investigación y desarrollo de las telecomunicaciones.	Sistema / Producto Certificado	308	214.226.960
Diseñar políticas, planes, estudios y programas de tecnología de información, en coordinación con el Despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología, así como generar orientaciones para que las Tecnologías de Información, sean utilizadas como herramientas de desarrollo.	Taller / Programa	101	729.755.829
Acciones del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología.	Reuniones	1	32.620.505
Diseñar las políticas, planes y lineamientos del Sistema Nacional de Ciencia, Tecnología e Innovación, a los fines de impulsar el desarrollo económico y social del país.	Contrato / Reunión	261	431.186.731
Apoyar las negociaciones y la coordinación científica y tecnológica, con los organismos nacionales y extranjeros, responsables o vinculados con las políticas y estrategias nacionales.	Reunión / Misión	383	694.768.755
Procurar que la gestión del Ministerio y el Sistema Nacional de Ciencia y Tecnología e Innovación, produzcan los resultados previstos en los planes del sistema.	Jornada / Equipo	123	220.979.248

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Planificar, diseñar, controlar e implantar un sistema, que permita prestar el apoyo requerido al proceso de financiamiento de las actividades de investigación, desarrollo e innovación en el Sistema Nacional de Ciencia, Tecnología e Innovación.	Consultoría / Equipo	92	149.228.878
Acciones del Viceministro de Investigación e Innovación.	Reunión	1	32.811.545
Orientar la formación y desarrollo del talento humano requerido por el Sistema Nacional de Ciencia, Tecnología e Innovación.	Visita /Taller	235	266.325.022
Fortalecer y orientar la investigación científica y tecnológica, en alineación con el Plan Nacional de Ciencia, Tecnología e Innovación y en función del desarrollo económico, social y ambiental del país.	Centro / Equipo	98	683.751.175
Promover la vinculación entre los actores potenciales, involucrados en los procesos de transferencia tecnológica e innovación, en función de los requerimientos del desarrollo industrial, competitivo, equitativo y sustentable del país.	Convocatoria / Taller	551	499.348.556
Coordinar y controlar los programas de desarrollo científico y tecnológico en las áreas prioritarias establecidas en los planes nacionales de ciencia, tecnología e innovación.	Asesoría / Estudio	8.556	355.324.968
Transferencias de recursos a los organismos adscritos al Ministerio.	Transferencia	23	128.991.070.941
TOTAL			**144.949.954.827**

RESUMEN DE CREDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	12.592.538.503
02	Planificación y Políticas en Ciencia y Tecnología	1.528.784.117
03	Investigación e Innovación	1.837.561.266
98	Asignaciones a Organismos del Sector Público	128.991.070.941
	TOTAL	**144.949.954.827**

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	8.844.741.812
	- Recursos Ordinarios	8.844.741.812
4.02	Materiales y suministros	331.730.542
	- Recursos Ordinarios	331.730.542
4.03	Servicios no personales	4.938.891.696
	- Recursos Ordinarios	4.938.891.696
4.04	Activos reales	962.384.836
	- Recursos Ordinarios	962.384.836
4.06	Servicio de la deuda pública y disminución de otros pasivos	20.500.000
	- Recursos Ordinarios	20.500.000
4.07	Transferencias	129.851.705.941
	- Recursos Ordinarios	75.897.151.114
	- Gestión Fiscal	17.216.100.000
	- Programas y Proyectos	12.948.120.000
	- Otras Fuentes de Financiamiento	23.790.334.827
TOTAL		**144.949.954.827**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	342	2.695.157.652
- Directivo	93	1.175.357.256
- Profesional y Técnico	190	1.334.002.860
- Administrativo	38	127.818.504
- Obrero	21	57.979.032
Personal Contratado	24	311.404.800
- Empleado	19	300.000.000
- Obrero	5	11.404.800
TOTAL	**366**	**3.006.562.452**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	7	15.966.720
II	190.081 - 208.400	3	7.304.064
III	208.401 - 258.400	26	69.771.276
IV	258.401 - 308.400	20	68.074.140
V	308.401 - 358.400	7	28.007.484
VI	358.401 - 408.400	17	77.156.844
VII	408.401 - 458.400	10	52.046.076
VIII	458.401 - 508.400	18	105.744.492
IX	508.401 - 558.400	28	180.193.776
X	558.401 - 608.400	47	324.722.976
XI	608.401 - 658.400	46	345.898.728
XII	658.401 - 708.400	4	32.476.164
XIII	708.401 - 758.400	3	26.343.444
XIV	758.401 - 808.400	5	46.677.012
XV	808.401 - 858.400	69	674.424.000
XVI	858.401 - 908.400		
XVII	908.401 Y MÁS	56	951.755.256
TOTAL		366	3.006.562.452

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
A0022	Instituto Nacional de Investigaciones Agrícolas (INIA)	40.107.340.000
A0063	Instituto Venezolano de Investigaciones Científicas (IVIC)	29.832.370.000
A0191	Fundación Venezolana de Promoción del Investigador (FVPI)	7.137.370.000
A0209	Centro Nacional de Tecnologías de Información (CNTI)	3.729.200.000
A0303	Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	1.295.250.000
A0313	Fundación Instituto Internacional de Estudios Avanzados (IDEA)	2.746.490.000
A0314	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (FUNDACITE-ANZOATEGUI)	107.383.670
A0315	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Aragua (FUNDACITE-ARAGUA)	288.190.376
A0316	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Carabobo (FUNDACITE-CARABOBO)	238.355.219
A0318	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Falcón (FUNDACITE-FALCON)	401.162.889
A0319	Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (FUNDACITE-GUAYANA)	190.326.333
A0320	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Mérida (FUNDACITE-MERIDA)	236.079.394
A0321	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Táchira (FUNDACITE-TACHIRA)	159.025.129
A0322	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Sucre (FUNDACITE-SUCRE)	279.428.073
A0334	Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	3.246.800.000
A0338	Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	300.000.000
A0355	Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (FUNDACITE-ZULIA)	359.272.714
A0363	Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	1.500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0382	Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	792.940.000
A0405	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (FUNDACITE-LARA)	210.222.317
A0677	QUIMBIOTEC, C.A.	1.742.700.000
A0929	Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	33.195.484.827
A0937	Superintendencia de Servicios de Certificación Electrónica	895.680.000
	TOTAL	**128.991.070.941**

RELACION DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	378.660.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	378.660.000
4.07	99	01	00	Transferencias corrientes diversas	378.660.000
				- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB)	378.660.000

RELACION DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	411.975.000
4.07	03	00	00	Transferencias al exterior	411.975.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	411.975.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	411.975.000
				- I0015 Centro Internacional de Ingeniería Genética y Biotecnología.	28.500.000
				- I0082 Organización de los Estados Americanos (OEA)	45.000.000
				- I0212 Fundación Internacional para la Ciencia –IFS	300.000
				- I0213 Consejo Internacional de Uniones Científicas –ICSU	1.500.000
				- I0214 Unión Internacional de Ciencias Biológicas –IUBS	3.000.000
				-I0216 Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica –WAITRO	675.000
				- I0217 Programa Internacional de la Geósfera –IGBP	1.500.000
				- I0218 Red Latinoamericana de Ciencias Biológicas – RELAB	4.500.000
				- I0219 Instituto Interamericano para el Cambio Global –IAI	18.750.000
				- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo –CYTED	270.000.000
				- I0221 Consorcio Latinoamericano de la Yuca –CLAYUCA	7.500.000
				- I0222 Centro Latinoamericano de Física –CLAF	750.000
				- I0224 Red de Información Tecnológica Latinoamericana – RITLA	30.000.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Oficina de Apoyo Administrativo

En lo que se refiere a Dirección Superior y Coordinación de Actividades Centrales, la gestión del Ministerio para el año 2002 se orientará hacia la formulación, ejecución, control y seguimiento de los planes de acción establecidos. Se instrumentarán los mecanismos de coordinación, apoyo y logística comunes al resto de los programas sustantivos en materia de asistencia jurídica, auditoría interna de procesos, asuntos públicos, proyección de la imagen institucional, apoyo administrativo y de servicios, recursos humanos, desarrollo organizacional e informática, planificación y presupuesto, haciendo especial énfasis en las acciones encaminadas a adecuar y complementar el ordenamiento jurídico vigente en las materias de su competencia, todo lo anterior vinculado a facilitar y establecer los mecanismos para la cooperación e integración de los actores del SNCTI.

Por otra parte, destaca la importancia de dar cumplimiento a lo establecido en la Ley de Telecomunicaciones, de la cual se deriva la responsabilidad en este Ministerio sobre el Fondo de Investigación y Desarrollo de las Telecomunicaciones (FIDETEL), cuya Unidad Coordinadora tiene dentro de sus funciones, coordinar y apoyar el diseño de políticas, planes, estrategias y programas orientados a contribuir con la investigación y el desarrollo de nuevas tecnologías de información y comunicación. Asimismo, destacan las acciones orientadas a fomentar y facilitar el uso masivo de Internet, además del diseño, análisis e implantación de políticas públicas en materia de Tecnologías de Información a nivel nacional y la delineación de estrategias de seguimiento y generación de indicadores, para medir el impacto de estas políticas públicas que están bajo la responsabilidad del Ministerio. Cabe destacar el apoyo en cuanto a la promoción para el desarrollo del Proyecto de Alcaldía en Línea, a objeto de fortalecer las capacidades de gestión local, con el uso de las tecnologías de información. Otra acción importante a desarrollar, es el establecimiento de redes de cooperación interinstitucional, para fortalecer los vínculos entre el Ministerio, sus organismos adscritos, sector académico, productivo y el resto de los involucrados en este sector.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar las actividades del Ministro, servir de enlace entre este y las demás dependencias del Ministerio y sus organismos adscritos a fin de establecer la proyección y difusión de la imagen institucional.	Revista / Folleto	24.398	211.956.552
Asesorar, verificar y evaluar, mediante examen posterior, las actividades administrativas y financieras del MCT, a fin de proponer las recomendaciones tendentes a optimizar el sistema de control interno e incrementar la eficiencia y la eficacia de los gastos administrativos.	Informe / Reporte	51	110.431.724
Conducir los procesos de planificación a corto plazo, presupuestario y de administración de los recursos humanos, materiales y financieros asignados al Ministerio para su funcionamiento.	Contratación / Curso	1.582	11.042.074.527
Competencias de organización y funciones establecidas en el reglamento sobre consultoría jurídica de los ministerios, así como las demás atribuciones que le señalen las leyes y reglamento.	Consulta / Asesoría	247	110.988.713

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Fomentar la cooperación entre instituciones e integrantes del Sistema Nacional de Ciencia, Tecnología e Innovación.	Taller / Reunión	192	173.104.198
Coordinación de la administración técnica y financiera de la ejecución de los programas y proyectos de investigación y desarrollo de las telecomunicaciones.	Sistema / Producto Certificado	308	214.226.960
Diseñar políticas, planes, estudios y programas de tecnología de información, en coordinación con el Despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología, así como generar orientaciones para que las Tecnologías de Información sean utilizadas como herramientas de desarrollo.	Taller / Programa	101	729.755.829
TOTAL			**12.592.538.503**

RESUMEN DE CREDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	7.490.296.268
	- Recursos Ordinarios	7.490.296.268
4.02	Materiales y suministros	331.730.542
	Recursos Ordinarios	331.730.542
4.03	Servicios no personales	3.777.626.857
	- Recursos Ordinarios	3.777.626.857
4.04	Activos reales	962.384.836
	- Recursos Ordinarios	962.384.836
4.06	Servicio de la deuda pública y disminución de otros pasivos	20.500.000
	- Recursos Ordinarios	20.500.000
4.07	Transferencias	10.000.000
	- Recursos Ordinarios	10.000.000
	TOTAL	**12.592.538.503**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	194	1.450.693.056
- Directivo	40	532.581.720
- Profesional y Técnico	108	779.848.668
- Administrativo	25	80.283.636
- Obrero	21	57.979.032
Personal Contratado	24	311.404.800
- Empleado	19	300.000.000
- Obrero	5	11.404.800
TOTAL	**218**	**1.762.097.856**

PROGRAMA: 02 Planificación y Políticas en Ciencia y Tecnología

UNIDAD EJECUTORA: Oficina de Apoyo Administrativo

En materia de Planificación y Políticas en Ciencia y Tecnología, el Ministerio centrará sus esfuerzos en el diseño y aplicación de lineamientos de políticas y estrategias de desarrollo científico e innovación tecnológica, implementando programas ejecutores u operativos dirigido a la prospección y planificación estratégica; igualmente, coordinará los programas definidos en el Plan Nacional de Ciencia y Tecnología; fomentará la cooperación entre los actores de los sectores académicos, productivos, ambientales y sociales, propiciando la transferencia y uso de conocimientos científicos y tecnológicos; establecerá y actualizará los convenios de cooperación internacional, que permitan ampliar la capacidad de generación e intercambio de conocimientos científicos y tecnológicos; elaborará estrategias y políticas en materia de relaciones internacionales y diseñará e implementará programas, que incentiven la cooperación internacional; identificará necesidades y oportunidades de cooperación internacional; además, se ocupará de la identificación, evaluación, selección y negociación de diversas fuentes de financiamiento, internas o foráneas y, por último, fortalecerá el sistema de evaluación de gestión, que permitirá monitorear la ejecución de los programas y proyectos vinculados a las políticas institucionales.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Acciones del Viceministro de Planificación y Desarrollo Tecnológico.	Reunión	1	32.620.505
Diseñar las políticas, planes y lineamientos del Sistema Nacional de Ciencia, Tecnología e Innovación, a los fines de impulsar el desarrollo económico y social del país.	Contrato / Reunión	261	431.186.731
Apoyar las negociaciones y la coordinación científica y tecnológica con los organismos nacionales y extranjeros, responsables o vinculados con las políticas y estrategias nacionales.	Reunión / Misión	383	694.768.755
Procurar que la gestión del Ministerio y el Sistema Nacional de Ciencia y Tecnología e Innovación, produzcan los resultados previstos en los planes del sistema.	Jornada / Equipo	123	220.979.248
Planificar, diseñar, controlar e implantar un sistema, que permita prestar el apoyo requerido al proceso de financiamiento de las actividades de investigación, desarrollo e innovación en el Sistema Nacional de Ciencia, Tecnología e Innovación.	Consultoría / Equipo	92	149.228.878
TOTAL			1.528.784.117

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	601.593.578
	- Recursos Ordinarios	601.593.578
4.03	Servicios no personales	515.215.539
	- Recursos Ordinarios	515.251.539
4.07	Transferencias	411.975.000
	- Recursos Ordinarios	411.975.000
	TOTAL	**1.528.784.117**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	68	552.886.500
- Directivo	23	281.655.768
- Profesional y Técnico	38	246.026.040
- Administrativo	7	25.204.692
TOTAL	**68**	**552.886.500**

RELACION DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	411.975.000
4.07	03	00	00	Transferencias al exterior	411.975.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	411.975.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	411.975.000
				- I0015 Centro Internacional de Ingeniería Genética y Biotecnología	28.500.000
				• Recursos Ordinarios	28.500.000
				- I0082 Organización de los Estados Americanos -(OEA)	45.000.000
				• Recursos Ordinarios	45.000.000
				- I0212 Fundación Internacional para la Ciencia –IFS	300.000
				• Recursos Ordinarios	300.000
				- I0213 Consejo Internacional de Uniones Científicas -ICSU	1.500.000
				• Recursos Ordinarios	1.500.000
				- I0214 Unión Internacional de Ciencias Biológicas -IUBS	3.000.000
				• Recursos Ordinarios	3.000.000
				- I0216 Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica -WAITRO	675.000
				• Recursos Ordinarios	675.000
				- I0217 Programa Internacional de la Geósfera -IGBP	1.500.000
				• Recursos Ordinarios	1.500.000
				- I0218 Red Latinoamericana de Ciencias Biológicas-RELAB	4.500.000
				• Recursos Ordinarios	4.500.000
				- I0219 Instituto Interamericano para el Cambio Global -IAI	18.750.000
				• Recursos Ordinarios	18.750.000

RELACION DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo -CYTED	270.000.000
				• Recursos Ordinarios	270.000.000
				- I0221 Consorcio Latinoamericano de la Yuca -CLAYUCA	7.500.000
				• Recursos Ordinarios	7.500.000
				- I0222 Centro Latinoamericano de Física -CLAF	750.000
				• Recursos Ordinarios	750.000
				- I0224 Red de Información Tecnológica Latinoamericana - RITLA	30.000.000
				• Recursos Ordinarios	30.000.000

PROGRAMA: 03 Investigación e Innovación

UNIDAD EJECUTORA: OFICINA DE APOYO ADMINISTRATIVO

En relación con la investigación e innovación, el Despacho orientará la promoción de dichas áreas, hacia los rubros banderas y estratégicos definidos como prioritarios, proporcionando espacios y procesos de sinergia entre distintos actores; impulsará la transferencia de conocimientos y apoyará la formación y capacitación del capital humano altamente especializado, requerido en el sector productivo; promoverá la edición de revistas científicas, tecnológicas y divulgativas; igualmente, dará apoyo a la investigación de alto nivel científico y tecnológico y de elevada calidad y aplicación en lo social y lo económico; consolidará la red académica de investigación; contribuirá en la promoción y desarrollo tecnológico de las PYMES, propiciando la asociatividad, expansividad y competitividad del sector productivo del país y promoverá la innovación de empresas productoras de bienes y servicios; diseñará mecanismos de vinculación para estimular los procesos de transferencia tecnológica, y establecerá mecanismos de coordinación de programas y su posterior seguimiento y evaluación periódicas.

Es importante destacar, el apoyo institucional que permitirá darle continuidad al "Programa Avanzado de Capacitación en Desarrollo de Software y Tecnología de Negocios en la Red", atendiendo al convenio suscrito entre el Ministerio, el FONACIT y la empresa IBM, cuyo objetivo es el de generar una masa crítica de recursos humanos calificados, que aporten al desarrollo de una industria nacional de software para el consumo nacional y de exportación.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Acciones del Viceministro de Investigación e Innovación.	Reunión	1	32.811.545
Orientar la formación y desarrollo del talento humano requerido por el Sistema Nacional de Ciencia, Tecnología e Innovación.	Visita /Taller	235	266.325.022
Fortalecer y orientar la investigación científica y tecnológica, en alineación con el Plan Nacional de Ciencia, Tecnología e Innovación y en función del desarrollo económico, social y ambiental del país.	Centro / Equipo	98	683.751.175

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Promover la vinculación entre los actores potenciales, involucrados en los procesos de transferencia tecnológica e innovación, en función de los requerimientos del desarrollo industrial, competitivo, equitativo y sustentable del país.	Convocatoria / Taller	551	499.348.556
Coordinar y controlar los programas de desarrollo científico y tecnológico en las áreas prioritarias establecidas en los Planes Nacionales de Ciencia, Tecnología e Innovación.	Asesoría / Estudio	8.556	355.324.968
TOTAL			**1.837.561.266**

RESUMEN DE CREDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	752.851.966
	- Recursos Ordinarios	752.851.966
4.03	Servicios no personales	646.049.300
	- Recursos Ordinarios	646.049.300
4.07	Transferencias	438.660.000
	- Recursos Ordinarios	438.660.000
	TOTAL	**1.837.561.266**

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	80	691.578.096
- Directivo	30	361.119.768
- Profesional y Técnico	44	308.128.152
- Administrativo	6	22.330.176
TOTAL	**80**	**691.578.096**

RELACION DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	378.660.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	378.660.000
4.07	99	01	00	Transferencias corrientes diversas	378.660.000
				- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB)	378.660.000
				▪ Recursos Ordinarios	378.660.000

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Oficina de Apoyo Administrativo

FONDO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION (FONACIT)

El Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT), tiene por misión contribuir al desarrollo de proyectos de creación, difusión y transferencia del conocimiento científico y tecnológico, colocando la investigación científica y el desarrollo tecnológico al servicio de la comunidad, mediante el diseño, promoción y coordinación de mecanismos de financiamiento de una amplia red de iniciativas, gestadas por los demás organismos adscritos al MCT, previendo la participación de los diversos actores sociales involucrados en la promoción y valoración social de la investigación y la innovación.

En función de lo anterior, la gestión del FONACIT para el ejercicio fiscal 2003, tomando en cuenta la redefinición de sus funciones, estará orientada a la ejecución de proyectos de acción, enmarcados dentro de las Directrices Estratégicas del Plan Nacional de Desarrollo Económico y Social, el Plan Nacional de Ciencia, Tecnología e Innovación (PNCTI) y el Plan Operativo Anual Nacional, a fin de dar cumplimiento a los siguientes objetivos:

- Desarrollar acciones a favor de la Investigación Científica y Tecnológica, dirigida fundamentalmente hacia las siguientes áreas, definidas como prioritarias: agroalimentación, salud, educación, ambiente, vivienda y hábitat.

- Financiar proyectos destinados a facilitar el uso masivo de Internet y consolidar la Red Académica de Investigación, con la finalidad de optimizar recursos y lograr una gestión institucional más eficiente, efectiva y coordinada.

- Financiar proyectos orientados al desarrollo tecnológico de la Pequeña y Mediana Empresa Venezolana (PYMES), para propiciar la asociatividad, expansividad y competitividad del país.

- Desarrollar y ejecutar proyectos vinculados a la formación y capacitación de investigadores y de la población activa del sector productivo, así como programas de promoción y estímulo al investigador y la capacidad de investigación en cooperación.

- Financiar proyectos vinculados a la edición de revistas científicas, tecnológicas y divulgativas, con el propósito de potenciar la visibilidad de los resultados de la Investigación Científica y Tecnológica y propiciar el intercambio nacional e internacional de conocimientos, dirigidos a solucionar los problemas prioritarios del país y el aprovechamiento de las oportunidades que éste ofrece a la población.

- Continuar apoyando financieramente el "Programa Avanzado de Capacitación en Desarrollo de Software y Tecnología de Negocios en la Red", atendiendo al convenio suscrito entre el Ministerio, el FONACIT y la empresa IBM.

Este Fondo contará con una asignación de recursos por el orden de Bs. 33.195,48 millones, de los cuales Bs. 14.396,84 millones corresponden a gastos propios. El resto se distribuye de la siguiente manera: para el Segundo Programa de Ciencia y Tecnología BID-CONICIT II se asignan Bs. 7.720,48 millones por aporte local y Bs. 6.000,00 millones por crédito externo y para el Proyecto Iniciativa Científica del Milenio (Fondo Tecnológico), que recibe financiamiento del Banco Mundial, se destinan Bs. 2.351,34 millones por aporte local y Bs. 2.726,82 millones por aporte externo.

INSTITUTO NACIONAL DE INVESTIGACIONES AGRICOLAS (INIA)

Como ente ejecutor de las políticas de investigación y desarrollo en el área agrícola y pecuaria, el Instituto Nacional de Investigaciones Agrícolas tiene como misión, diseñar e implementar mecanismos para la investigación y generación de conocimientos y tecnologías, de relevancia para la agro producción nacional, enmarcados dentro de las cadenas agroalimentarias prioritarias para el país, con miras a contribuir con el desarrollo sostenible y competitivo de la agricultura tropical intensiva y del medio rural, así como con el mejoramiento del nivel alimentario

nacional y el aumento de las exportaciones. En este sentido, la gestión del INIA durante el año 2003, estará orientada principalmente al cumplimiento de los siguientes objetivos:

- Fomentar la investigación tecnológica del sector agrícola, a fin de incrementar la rentabilidad y sostenibilidad de los sistemas productivos y cadenas agro productivas.

- Producir insumos y servicios estratégicos para la agricultura y promover la vinculación tecnológica con el entorno, a través de negociaciones, asociaciones, convenios y asesorías técnicas.

- Fortalecer la Institución a través de la formación del talento humano, con miras a incrementar sus perfiles de competencia y el mejoramiento del equipamiento, construcción y mantenimiento de infraestructura para mejorar los niveles de operatividad.

Para el logro de estos objetivos, se le asignarán a la Institución recursos por un monto de Bs. 40.107,34 millones, de los cuales Bs. 30.963,06 millones corresponden a gastos propios. En cuanto al Programa de Tecnología Agropecuaria (PRODETEC III), que se ejecuta con la asistencia financiera del Banco Interamericano de Desarrollo, se asignan Bs. 6.144,28 millones por aporte local y Bs. 3.000,00 millones por crédito externo.

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTIFICAS (IVIC)

El IVIC que tiene por misión generar nuevos conocimientos a través de la investigación científica, el desarrollo tecnológico y la formación de recursos humanos de alto nivel, así como asesorar y prestar servicios externos, garantizando el acceso directo y la difusión del conocimiento científico en el país, orientará sus acciones básicamente hacia la investigación fundamental y aplicada en diversas ramas de la ciencia, como la biología, la medicina, la física, la matemática y la química, entre otras; servirá de centro de capacitación avanzada y de consulta en diferentes ramas del quehacer científico; cumplirá actividades de información y documentación científica y tecnológica; fomentará el interés por la ciencia y patrocinará el desarrollo de estudios superiores y la dedicación a la investigación científica. Para el logro de estos objetivos, a la Institución se le asigna en el año 2003 un aporte de Bs. 29.832,37 millones, destinados a cubrir sus gastos de funcionamiento.

FUNDACION CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCION EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

Este Centro, que tiene como misión servir de apoyo tecnológico a la industria nacional, particularmente en los procesos de innovación tecnológica y de productos, normalización y control de calidad, tratamiento y control de efluentes líquidos y de desechos sólidos, acondicionamiento de frutas, hortalizas y productos para la exportación, suministro de información técnica y capacitación de recursos humanos, continuará orientando sus esfuerzos hacia el desarrollo y promoción del conocimiento científico y tecnológico, aplicado a la industria e íntimamente relacionado con los centros de investigación, de enseñanza y firmas consultoras nacionales e internacionales, sobre la base de la vinculación estrecha con el universo de clientes.

En consonancia con lo anterior, esta Institución tiene planteado adelantar actividades, entre las que destaca el desarrollo de proyectos de innovación nutricional y desarrollo rural agropecuario, proyectos de agroalimentación en pesca, frutas tropicales, caña de azúcar y panelera, porcinos, lácteos, cacao, papa, tomate, cebolla y proyectos de agro producción en palma aceitera, proyectos dirigidos a mejorar la formación del recurso humano a nivel de microempresas y la agroindustria rural e, igualmente, del personal que labora en la Institución.

Para el ejercicio fiscal 2003, esta Fundación tendrá una asignación de recursos por Bs. 1.295,25 millones, destinados a cubrir gastos de funcionamiento.

FUNDACION INSTITUTO INTERNACIONAL DE ESTUDIOS AVANZADOS (IDEA)

La misión de esta Fundación, apunta hacia la realización de actividades de investigación, docencia, información y servicios en diversos campos del conocimiento y el saber, con particular énfasis en su nexos interdisciplinarios y la aplicación que puedan tener para solucionar los problemas del país. Para el logro de su objetivo, realizará labores de investigación, docencia e información en diversos campos de la ciencia, la tecnología,

las humanidades y las artes y, a través de sus dependencias se llevarán a cabo actividades aplicadas al desarrollo humano y social, en sectores definidos como prioritarios.

Para el ejercicio fiscal 2003 se contempla un aporte de Bs. 2.746,49 millones, para atender gastos de funcionamiento.

CENTRO NACIONAL DE TECNOLOGIAS DE INFORMACION (CNTI)

Este organismo tiene planteado para el año 2003, dar continuidad a la prestación de servicios de conectividad y al desarrollo de estrategias, políticas, planes, programas y normas, que permitan la inversión para el desarrollo y consolidación de las Tecnologías de Información en el Estado y la Sociedad, estableciendo las bases para una plataforma telemática internacional. En lo referido a la masificación del uso de Internet y la consolidación de la Intranet gubernamental, se propone alcanzar significativos avances en el desarrollo de las siguientes acciones:

-   Adecuar los recursos organizativos y tecnológicos necesarios, que permitan la inversión, desarrollo y consolidación del sector de Tecnologías de Información, en el Estado y la Sociedad, estableciendo las bases para una cultura de TIC en la Nación.

-   Desarrollar Proyectos de Tecnologías de Información y Telecomunicaciones en concordancia con las áreas declaradas como prioritarias en el Plan Nacional de Tecnologías de Información.

-   Promover alianzas estratégicas con la comunidad académica, científica, tecnológica y la sociedad en general, para unir recursos y esfuerzos en la programación y ejecución de los proyectos del Plan Nacional de Tecnologías de Información, propiciando así el uso intensivo de las TIC en las diferentes actividades del quehacer del país.

-   Modernizar, ampliar y consolidar la conectividad y articulación de las redes de cooperación y la capacidad de los puntos de presencia de la Red, en cada una de las ciudades del país en donde actualmente existen enlaces.

-   Aplicar los recursos financieros de una forma racional, eficiente y ajustada a la legalidad, a fin de mantener los costos y gastos operacionales, derivados del crecimiento natural de la Red y de la entrada en operaciones de nuevos proyectos, dentro de las estimaciones programadas.

-   Revisar y negociar, tecnologías y tarifas propuestas por los proveedores de equipos y prestadores de servicios de telecomunicaciones, a fin de abaratar los costos de operación de la Red, debido a que las tendencias por concepto de dicho servicio, que imperan en el mercado nacional y mundial es hacia la baja.

-   Darle continuidad al Proyecto de Alcaldía en Línea, a objeto de fortalecer, a nivel local, el uso de las Tecnologías de Información.

Para el ejercicio fiscal 2003 se le asigna al CNTI un aporte de Bs. 3.729,20 millones, destinados a atender gastos de funcionamiento.

FUNDACION INSTITUTO DE INGENIERIA PARA LA INVESTIGACION Y DESARROLLO TECNOLOGICO (FIIDT)

El Instituto de Ingeniería, cuyo objetivo es la realización de actividades de investigación, de desarrollo tecnológico, de asesoría y servicios técnicos en los diversos campos de la ingeniería y disciplinas afines, relacionados con la actividad industrial y los servicios públicos, se plantea cumplir una gestión que permita alcanzar un conjunto de logros, entre los cuales destacan los siguientes:

-   Contribuir de manera eficiente al fortalecimiento industrial del país mediante la investigación, desarrollo y transferencia de tecnología.

-   Promover la formación de recursos humanos en áreas prioritarias, bajo criterios de mejoramiento continuo de la calidad, productividad y excelencia.

-   Fortalecer el desarrollo de las áreas de ingeniería eléctrica y sistemas, tecnología de materiales, ingeniería mecánica y procesamiento digital de imágenes, como aporte al desarrollo económico y social del país.

- Prestar servicios a diferentes organismos del sector público y privado en el área de adiestramiento y capacitación en computación, software, redes y bases de datos.

- Incorporar tecnologías de información, telecomunicación e informática en los centros tecnológicos dependientes del Instituto.

- Ofrecer los prototipos, laboratorios de ensayo y calibración metereológica a la pequeñas y medianas empresas interesadas en dichos proyectos.

Para el año 2003 se le asignarán a esta institución, recursos por un monto de Bs. 3.246,80 millones, para financiar gastos de funcionamiento.

FUNDACION VENEZOLANA DE PROMOCION AL INVESTIGADOR (FVPI)

Esta Fundación, que tiene como objetivos fundamentales contribuir al fortalecimiento, desarrollo y apoyo de los científicos y tecnólogos, en todos los ámbitos de educación superior y de investigación del sector público y privado, así como estimular la productividad de la investigación de alta calidad y pertinencia social, se propone cumplir con los siguientes objetivos para el año 2003:

- Facilitar al Estado y en general a la sociedad venezolana, la información sobre el recurso humano disponible en el país, en materia de investigación científica y tecnológica, para atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores, gerentes y modernizadores de empresas.

- Desarrollar una base de datos, que a través de una página Web, pueda mostrar los resultados y capacidades de investigación y desarrollo acumuladas por los investigadores adscritos (activos o no) al Programa de Promoción del Investigador.

- Ejecutar el proyecto conjunto OPSI-MECD, que tendrá como propósito, crear las bases fundamentales para la estructuración del Sistema Nacional de la Carrera Académica.

Para cumplir con estos objetivos la Fundación recibirá un aporte de Bs. 7.137.37 millones, que le permitirán atender sus gastos de funcionamiento.

FUNDACION VENEZOLANA DE INVESTIGACIONES SISMOLOGICAS (FUNVISIS)

Esta Fundación, en su carácter de ente encargado de ejecutar y promover investigaciones y estudios especializados en sismología, ciencias geológicas y de ingeniería sísmica, destinados a disminuir la vulnerabilidad del país ante eventos sísmicos, así como también de divulgar los nuevos conocimientos en estas materias, participar en la formación de personal especializado e instalar, operar y mantener las redes sismológica y acelerográfica del país, es el organismo estatal comprometido con la defensa de intereses colectivos trascendentales, como la seguridad de la población y de las infraestructuras de utilidad pública, ante la amenaza sísmica derivada de la ubicación del país en un límite activo de placas tectónicas.

Al respecto, la Institución se plantea desarrollar una serie de acciones, entre las cuales destacan por su importancia, las siguientes:

- Promover la investigación enfocada al desarrollo de estudios en materia de sismología, geología e ingeniería sísmica.

- Continuar brindando apoyo y asistencia técnica a los organismos o empresas con las que mantiene convenios de esa naturaleza.

- Enfocar el problema que ataca la gestión institucional como problema global de la sociedad, trascendiendo los aspectos de desarrollo científico-tecnológico y tomando en cuenta al hombre venezolano como objeto de la amenaza sísmica.

- Fortalecer los proyectos de repotenciación, modernización y expansión de la Red de Sismógrafos a nivel nacional.

- Continuar las campañas de difusión de conocimientos acerca del riesgo sísmico en centros educativos, empresas y colectividad en general.

Para el año 2003 se le asignarán recursos a esta institución por un monto de Bs. 1.500,00 millones, para cubrir sus gastos de funcionamiento.

PLANTA PROCESADORA DE DERIVADOS SANGUINEOS – QUIMBIOTEC, C.A.

Esta empresa tiene por misión elaborar y comercializar derivados sanguíneos y otros productos químicos y biológicos de alta tecnología, para satisfacer, en primera instancia, las demandas del mercado venezolano. Actúa como elemento de vinculación entre los centros de investigación nacionales y el sector productivo.

En tal sentido, se propone ser la organización nacional, suramericana y del Caribe por excelencia, en el área de procesamiento de hemoderivados; elemento vinculante entre el sector científico tecnológico y el sector productor de bienes y servicios, además de servir como referencia nacional e internacional por la calidad de sus productos y de sus investigaciones, que se producen en función del beneficio que presten a la colectividad.

Para el año 2003, esta empresa recibirá una asignación del Ejecutivo Nacional de Bs. 1.742,70 millones, de los cuales Bs. 521,40 millones están destinados a cubrir insuficiencias de caja que se presentan al inicio del año y Bs. 1.221,30 millones, se aplicarán al arranque del Proyecto de Construcción y Puesta en Marcha de una Planta Productora de Fármacos por medio de Técnicas de Ingeniería Genética y los mismos corresponden a Crédito Externo.

FUNDACION CENTRO DE INVESTIGACIONES DE ASTRONOMIA "FRANCISCO J. DUARTE" (CIDA)

Esta Fundación, basándose en el Decreto N° 1.658 de fecha 04-09-1991, realiza una serie de actividades relacionadas con la preservación de las condiciones naturales del cielo nocturno en la zona circundante al observatorio, especialmente en relación con los sistemas de iluminación y tipos de luminarias utilizadas en el alumbrado público. Además de estas actividades, el personal del Centro mantiene contacto permanente con las comunidades y autoridades locales, para la realización de programas educativos relacionados con el tema.

A través de sus investigaciones, ha realizado aportes de referencia internacional en el área de la astronomía y la astrofísica, destacándose las investigaciones realizadas en el área de síntesis de poblaciones estelares y evolución espectral de galaxias, que ha despertado gran interés a nivel de los estudiantes de tercer y cuarto nivel de las universidades nacionales, quienes exigen la realización de cursos y asesoramiento de tesis de licenciaturas, maestría y doctorado, lo cual conduce necesariamente a la actualización permanente de los recursos humanos, técnicos y científicos con que cuenta el Centro.

Actualmente, la sociedad demanda cada vez más, servicios de información y divulgación relacionados con los temas de astronomía en general y con las actividades que realiza el CIDA en particular. Además, la ubicación del Observatorio Nacional de Llano del Hato (OAN), dentro de una zona de intensa actividad turística, ha influido en la necesidad de atender una gran cantidad de visitantes, que exigen satisfacción a sus interrogantes astronómicas y demandas de servicios turísticos. De allí que al CIDA, además de las actividades de investigación, docencia, asesoría, divulgación y mantenimiento que le son propias, se le ha planteado la necesidad de impartir formación a su recurso humano en otras áreas de acción.

En conexión con lo anterior, el CIDA se propone como objetivos para el año 2003, los siguientes:

- Promocionar la actividad científica creadora y la generación de nuevos conocimientos en las áreas de la astronomía.

- Promover la formación de profesionales para la investigación astronómica, a través de estudios de postgrado a nivel de maestría y doctorado, tanto en el país como en el exterior.

- Propiciar la integración funcional de investigadores y observatorios consolidados del país, que abordan temáticas afines o complementarias, con el propósito de potenciar las capacidades humanas y materiales existentes y aprovecharlas de manera más eficiente.

- Apoyar la actualización permanente de investigadores y tecnólogos, facilitando su asistencia a congresos internacionales, cursos cortos y pasantías de investigación, organización de eventos científicos y tecnológicos e intercambios con centros de investigación nacionales y extranjeros.

Con la adscripción de esta Fundación al Ministerio de Ciencia y Tecnología según Decreto N° 1.869 publicado en la Gaceta Oficial N° 37.487 de fecha 18 de Julio de 2002 , para el año 2003 se le asignarán recursos por un monto de Bs. 792,94 millones, para cubrir gastos de funcionamiento, lo que constituye un respaldo para los proyectos de automatización, reemplazo, modernización, digitalización y mantenimiento del instrumental, las redes y los sistemas, además de la expansión de los servicios, a nivel nacional e internacional que tiene previsto llevar a cabo.

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACION ELECTRONICA

Este organismo fue creado, de conformidad con lo dispuesto en el Artículo 20 del Decreto con Fuerza de Ley sobre Mensajes de Datos y Firmas Electrónicas, publicado en la Gaceta Oficial N° 37.148 del 28/02/2001, bajo la figura de Servicio Autónomo, con autonomía presupuestaria, administrativa, financiera y de gestión, en las materias de su competencia, dependiente del Ministerio de Ciencia y Tecnología.

El mismo tiene como propósito el de acreditar, supervisar y controlar, en los términos previstos en el decreto antes señalado y sus reglamentos, a los proveedores de servicios de certificación, públicos y privados.

En consonancia con lo anterior, para el año 2003, la Superintendencia tiene previsto un conjunto de actividades relacionadas con la creación de una plataforma tecnológica y de automatización de procesos; la promoción del uso de la firma electrónica en el sector privado, la emisión de acreditación de firmas electrónicas de datos; la firma de contratos de aceptación de mensajes de datos y verificación de la emisión de mensajes, control y fiscalización de la prestación de servicios por parte de los proveedores de servicios de certificación y realización de auditorias, entre otros.

Para el año 2003, se le asignarán recursos a este Servicio Autónomo, por la cantidad de Bs. 895,68 millones, destinados a cubrir sus gastos de funcionamiento.

FUNDACION INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLOGICAS (INZIT-CICASI)

Esta Fundación es la encargada de la generación de conocimientos, servicios técnicos, asesorías, investigaciones aplicadas y apoyadas a la formación de personal especializado en las áreas de ambiente, carbón, metalúrgica y metalmecánica, petróleo y química para los sectores industriales y gubernamentales del país.

Entre los objetivos institucionales de mayor relevancia a ejecutar en el 2003, se mencionan los siguientes:

- Incorporar el personal especializado en las áreas de investigación.

- Adquirir el instrumental científico necesario para alcanzar un grado de equipamiento cónsono con los desarrollos modernos de la química analítica.

- Propiciar el establecimiento de convenios de cooperación interinstitucional.

- Impulsar los proyectos investigativos en las áreas de contaminación atmosférica, geoquímica del petróleo y la química analítica aplicada al carbón mineral.

FUNDACIONES PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA (FUNDACITES)

La incorporación de las FUNDACITES al Presupuesto del Ministerio de Ciencia y Tecnología se debe a su reciente adscripción según el Decreto N° 1.869 publicado en la Gaceta Oficial N° 37.487 de fecha 18 de Julio de 2002. En tal sentido, las FUNDACITES en términos generales, cumplen la misión de fomentar, motivar, orientar y coordinar la producción, divulgación y aplicación de conocimientos y tecnologías, a través del apoyo y fortalecimiento de las actividades de investigación, que contribuyan al desarrollo científico sustentable, involucrando y articulando los diferentes actores de su área de influencia geográfica, a fin de mejorar la calidad de vida de la comunidad que les corresponde atender. Esto, con la visión de mantener una institución dinámica, flexible y efectiva, con una cultura organizacional que garantice un personal identificado con sus objetivos, que ejerza un liderazgo compartido e imprima un cambio cultural de la sociedad hacia la innovación, la generación de conocimientos y la investigación científico-tecnológica, impulsando la concreción de resultados efectivos en respuesta a las necesidades de la región y con una creciente participación en los procesos socioculturales, económicos, ambientales y tecnológicos.

Para ello, se han propuesto desarrollar durante el año 2003 un conjunto de objetivos, entre los cuales se mencionan los siguientes:

-   Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica.

-   Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.

-   Promover la formación y capacitación de investigadores y gerentes de ciencia y tecnología.

-   Fomentar el interés por la ciencia y la tecnología, desde los niveles básicos de la educación formal y en la sociedad civil en general.

-   Promover el desarrollo de una infraestructura de información, científica y tecnológica, acorde con la realidad económica, política, social y ambiental de la región.

-   Orientar la capacidad científica y tecnológica, en concordancia con la dinámica de desarrollo regional a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

-   Promover, coordinar y fortalecer el sector científico y tecnológico en la región, propiciando actividades de investigación, que contribuyan a la generación de una sociedad innovadora.

-   Fomentar programas, proyectos y actividades de investigación y desarrollo, en coordinación con organismos públicos y privados.

-   Propiciar la participación del sector privado en actividades de investigación, que conlleven a la solución de problemas puntuales de la colectividad.

-   Fomentar el desarrollo de actividades tecnológicas, orientadas al mejoramiento de la gestión del aparato gubernamental.

-   Estimular la participación del recurso humano del sector Ciencia y Tecnología, en la formulación y ejecución de proyectos de investigación que contribuyan al desarrollo y mejoramiento de la calidad de vida de la población.

Las Fundacites han previsto la coordinación, formulación y ejecución de planes, proyectos y actividades de investigación y desarrollo, así como actividades en apoyo a la ciencia y la tecnología, estableciendo convenios de cooperación con Centros de Investigación, Institutos de Educación Superior Pública y Privada y otras Fundaciones que poseen un gran potencial investigativo.

Es así que se plantean continuar con el fortalecimiento, coordinación y modernización del sector científico y tecnológico del Estado, así como propiciar el desarrollo de nuevas tecnologías para el sector productivo, formación de recursos humanos, fortalecimiento de centros de investigación y propiciar la creación de estímulos al desarrollo de las actividades de ciencia y tecnología a nivel nacional.

Sus actividades estarán orientadas al cumplimiento de los Planes Operativos presentados, con base en los lineamientos generales expresados en el Plan Nacional de Ciencia, Tecnología e Innovación (PNCTI) y el Plan de Desarrollo de cada Estado, dirigidos a la ejecución de programas y proyectos de inversión y al financiamiento de becas, premios y subvenciones otorgadas para la actualización de conocimientos y transferencia tecnológica (cursos), además de proyectos de investigación, tesis de grado, eventos tecnológicos y la prestación de servicios de teleinformática (Internet).

En apoyo a su gestión, el Ejecutivo Nacional, a través del Ministerio de Ciencia y Tecnología, les asignará recursos por el monto de Bs. 2.469,45 millones, para atender gastos de funcionamiento cuya distribución será la siguiente:

Organismos	Monto en Millones de Bs.
Fundacite Anzoátegui	107,38
Fundacite Aragua	288,19
Fundacite Carabobo	238,36
Fundacite Lara	210,22
Fundacite Falcón	401,16
Fundacite Guayana	190,33
Fundacite Mérida	236,08
Fundacite Sucre	279,43
Fundacite Táchira	159,03
Fundacite Región Zulia	359,27

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Transferencias de recursos a los organismos adscritos al Ministerio.	Transferencia	23	128.991.070.941
TOTAL			128.991.070.941

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	128.991.070.941
	- Recursos Ordinarios	75.036.516.114
	- Gestión Fiscal	17.216.100.000
	- Programas y Proyectos	12.948.120.000
	- Otras Fuentes de Financiamiento	23.790.334.827
	TOTAL	128.991.070.941

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	128.991.070.941
4.07	01	00	00	Transferencias corrientes internas	102.008.638.512
4.07	01	02	00	Transferencias corrientes al sector público	102.008.638.512
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	100.771.770.941
				- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	33.325.060.000
				▪ Recursos Ordinarios	21.921.930.000
				▪ Gestión Fiscal	2.362.000.000
				▪ Otras Fuentes de Financiamiento	9.041.130.000
				- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	29.832.370.000
				▪ Recursos Ordinarios	21.183.170.000
				▪ Gestión Fiscal	1.000.000.000
				▪ Otras Fuentes de Financiamiento	7.649.200.000
				- A0191 Fundación Venezolana de Promoción del Investigador (FVPI)	7.137.370.000
				▪ Recursos Ordinarios	7.137.370.000
				- A0209 Centro Nacional de Tecnologías de Información (CNTI)	3.729.200.000
				▪ Recursos Ordinarios	3.729.200.000
				- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	1.295.250.000
				▪ Recursos Ordinarios	1.295.250.000
				- A0313 Fundación Instituto Internacional de Estudios Avanzados (IDEA)	2.746.490.000
				▪ Recursos Ordinarios	2.746.490.000
				- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (FUNDACITE-ANZOATEGUI)	107.383.670
				▪ Recursos Ordinarios	107.383.670
				- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Aragua (FUNDACITE-ARAGUA)	288.190.376
				▪ Recursos Ordinarios	288.190.376
				- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Carabobo (FUNDACITE-CARABOBO)	238.355.219
				▪ Recursos Ordinarios	238.355.219
				- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Falcón (FUNDACITE-FALCON)	401.162.889
				▪ Recursos Ordinarios	401.162.889
				- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (FUNDACITE-GUAYANA)	190.326.333
				▪ Recursos Ordinarios	190.326.333
				- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Mérida (FUNDACITE-MERIDA)	236.079.394
				▪ Recursos Ordinarios	236.079.394
				- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Táchira (FUNDACITE-TACHIRA)	159.025.129
				▪ Recursos Ordinarios	159.025.129
				- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Sucre (FUNDACITE-SUCRE)	279.428.073
				▪ Recursos Ordinarios	279.428.073

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	3.246.800.000
				• Recursos Ordinarios	3.246.800.000
				- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	300.000.000
				• Recursos Ordinarios	300.000.000
				- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (FUNDACITE-ZULIA)	359.272.714
				• Recursos Ordinarios	359.272.714
				- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	1.500.000.000
				• Recursos Ordinarios	1.500.000.000
				- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	792.940.000
				• Recursos Ordinarios	792.940.000
				- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (FUNDACITE-LARA)	210.222.317
				• Recursos Ordinarios	210.222.317
				- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	14.396.844.827
				• Recursos Ordinarios	7.296.840.000
				• Otras Fuentes de Financiamiento	7.100.004.827
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	521.400.000
				- A0677 QUIMBIOTEC, C.A.	521.400.000
				• Recursos Ordinarios	521.400.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	715.467.571
				- A0937 Superintendencia de Servicios de Certificación Electrónica	715.467.571
				• Recursos Ordinarios	715.467.571
4.07	02	00	00	Transferencias de capital internas	26.982.432.429
4.07	02	02	00	Transferencias de capital al sector público	26.982.432.429
4.07	02	02	02	Transferencias de capital a los entes descentralizados	25.580.920.000
				- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	6.782.280.000
				• Gestión Fiscal	3.782.280.000
				• Programas y Proyectos	3.000.000.000
				‾ Programa Desarrollo Tecnológico Agropecuario PRODETEC III	3.000.000.000
				- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	18.798.640.000
				• Gestión Fiscal	10.071.820.000
				• Programas y Proyectos	8.726.820.000
				‾ Proyecto de Iniciativa Científica del Milenio	2.726.820.000
				‾ Segundo Programa de Ciencia y Tecnología (BID-CONICIT)	6.000.000.000
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	1.221.300.000
				- A0677 QUIMBIOTEC, C.A.	1.221.300.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				▪ Programas y Proyectos	1.221.300.000
				⁻ Construcción y Puesta en Marcha de Planta Productora de Fármacos por medio de Técnicas de Ingeniería Genética (QUIMBIOTEC)	1.221.300.000
4.07	02	02	10	Transferencias de capital a servicios autónomos sin personalidad jurídica	180.212.429
				-A0937 Superintendencia de Servicios de Certificación Electrónica	180.212.429
				▪ Recursos Ordinarios	180.212.429

Ministerio de Salud y Desarrollo Social

MINISTERIO DE SALUD Y DESARROLLO SOCIAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La formulación de la política presupuestaria para el año 2003 está fundamentada en la definición de las directrices estratégicas, objetivos y productos contenidos en el Plan Operativo Anual del Ministerio de Salud y Desarrollo Social (MSDS), el cual se enmarca en los lineamientos de política formulados en el Equilibrio Social del Plan de Desarrollo Económico y Social de la Nación 2001-2007 y el Plan Estratégico Social del MSDS para el periodo 2002-2007.

Contempla la intervención sobre un conjunto de necesidades sociales priorizadas, las cuales son la expresión de los desafíos de la política de salud y desarrollo social, que a su vez constituyen puntos de agenda que permitan adoptar la estrategia promocional de calidad, vida y salud como eje común de las acciones, la asignación y la ejecución presupuestaria, en el marco de un esfuerzo transectorial y colectivo para dar respuesta a las necesidades sociales desde las instancias gubernamentales involucradas en todos los ámbitos territoriales, con una visión compartida y un compromiso ético para las transformaciones sociales que promuevan y desarrollen la corresponsabilidad social y la participación ciudadana.

Se definen las necesidades sociales como ámbitos esenciales a la vida y a la condición de ciudadanía, siendo obligación de las políticas públicas garantizar su atención a todos los habitantes del país haciendo prevalecer el criterio ético y la equidad.

Con el propósito de promover la calidad de vida, el acceso a la salud, la disminución de las brechas e inequidades de grupos poblacionales, como una necesidad de garantizar los derechos constitucionales de forma universal y equitativa se definieron necesidades priorizadas, las cuales a su vez fueron agrupadas en grandes directrices estratégicas, como se describen a continuación:

- La primera directriz estratégica contempla, garantizar la salud en forma universal y equitativa a toda la población. Las directrices estratégicas están dirigidas a la disminución de la mortalidad de niños y niñas, mortalidad materna y desnutrición en niños, niñas, adolescentes, mujeres embarazadas y adultos mayores. Por otra parte, se enfoca la promoción de calidad de vida y salud privilegiando la educación, la prevención y el control de enfermedades, vinculando al individuo con la comunidad y con su hábitat para dar respuestas a los problemas vinculados con la prevalencia e incidencia de enfermedades prevenibles, emergentes y reemergentes, la morbilidad y mortalidad por enfermedades crónicas, de larga duración, alto costo y riesgo, la morbilidad y la mortalidad causada por accidentes y violencia.

  Se incluyen dentro de esta directriz estratégica, asignaciones presupuestarias dirigidas a la obtención de los siguientes productos: ampliación y mejora de la capacidad resolutiva de los servicios y programas de atención médica dirigidos a la población materno – infantil, atención oportuna, suficiente y de calidad a las embarazadas, promoción de la lactancia materna exclusiva , creación de Bancos de Leche para niños con dificultades de amamantamiento, mejora en la calidad y cobertura de los programas de protección nutricional y seguridad alimentaria dirigidos a niños, niñas, adolescentes, mujeres embarazadas y adultos mayores, acceso a información y capacitación a madres, padres, familias y comunidades, relacionada con la atención materno – infantil, suministro de sobres de sales de rehidratación oral, medicamentos a niños, niñas, madres y adolescentes, educación sexual y reproductiva en población adolescente.
  Educación para la prevención de enfermedades y de muertes, ampliación de la cobertura de inmunizaciones, vigilancia y control de condiciones sanitarias y ambientales, atención integral en enfermedades prevenibles, emergentes y reemergentes, suministro de medicamentos, vigilancia de programas alimentarios fortalecimiento del diagnóstico precoz de enfermedades, prevención y atención en salud oral, prevención, atención y suministro de medicamentos en SIDA y otras ITS y el fortalecimiento de las redes de atención primaria y hospitalaria.

- La siguiente directriz estratégica se relaciona con la garantía y protección de los derechos de la población en forma universal y equitativa. Contempla un conjunto de respuestas eficientes, integrales y equitativas dirigidas a la garantía de derechos a la población en general, y a determinados grupos de población en

- particular, tales como niños, niñas y adolescentes, jóvenes, mujeres, adultos mayores, personas con discapacidad y necesidades especiales, y pueblos indígenas.

  En este contexto, se incluyen asignaciones presupuestarias para la obtención de productos tales como: atención en salud, educación inicial y alimentación a niños y niñas a través de multihogares y hogares de cuidado diario, casa-cunas y jardines de infancia, promoción y capacitación para la protección de derechos de niños, niñas y adolescentes, incorporación de niños, niñas, adolescentes y jóvenes al sistema de educación formal e informal, acciones de defensa de derechos de la mujer, información y educación para la prevención del uso de drogas y el alcoholismo en la población infantil y adolescentes, acciones culturales y recreativas de prevención y protección dirigidas a los niños, niñas y adolescentes y jóvenes, atención y protección integral a niños, niñas y adolescentes que han sido objeto de maltrato, con derechos violados o vulnerados, atención integral al adulto mayor, normas y acciones para garantizar la inclusión de personas con discapacidad, suministro de medicamentos, ayudas económicas, y la atención integral a los pueblos indígenas

- La siguiente directriz guarda relación con acciones para promover y fortalecer la participación protagónica y corresponsabilidad social en la promoción de la calidad de vida y salud, a partir de la construcción de espacios para la participación, la organización y el fortalecimiento de las capacidades de gestión para la promoción de iniciativas comunitarias a través de la conformación de los Gabinetes Sociales, Consejos y Asambleas de Salud y Desarrollo Social, creación de redes sociales, apoyo a la economía social, la capacitación de jóvenes, mujeres y adultos para su inserción en el mercado laboral, la capacitación para la participación comunitaria; todo esto en el marco de un compromiso ético de lucha contra por la universalización de los derechos y la materialización de oportunidades equitativas tendentes a mejorar la calidad de vida.

- La última directriz expresa la necesidad de construir una nueva institucionalidad con capacidad de rectoría y orientada a responder a las necesidades sociales con universalidad y equidad, una institucionalidad pública de gestión social descentralizada, intergubernamental y transectorial, con capacidad de gobernabilidad y de direccionamiento de procesos de transformación de la realidad social venezolana, con objetivos que generen impacto en la reducción de las inequidades sociales.

  Se incluyen dentro de esta directriz estratégica, asignaciones presupuestarias dirigidas a la obtención de los siguientes productos:
  Fortalecimiento y modernización del sector salud para adecuar la estructura organizativa, racionalizar el recurso humano e implementar sistemas de control de gestión, la profesionalización de la gestión pública y el rescate del rol político y social de los trabajadores de Salud y Desarrollo Social, fortalecimiento de los sistemas de información y estadística y el desarrollo de estudios e investigaciones científicas para fortalecer la capacidad de respuesta en salud y calidad de vida.

En correspondencia con estos planteamientos, se reforzará la capacidad estratégica del Ministerio, en aquellos aspectos que permitan rescatar las funciones de rectoría y gobernabilidad sobre el sistema de salud y desarrollo social en el país, así como la consolidación de un modelo de gestión y de atención basado en el imperativo ético de responder a las necesidades sociales como expresión de los derechos, orientada por los principios de universalidad con equidad, en función de ayudar al logro de oportunidades equitativas de calidad de vida y salud.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Rectoría nacional de la salud y desarrollo social a través del diseño de políticas, planes programas y proyectos sociales a nivel nacional	Proceso	12	722.080.544.366
Garantizar el funcionamiento eficiente y la calidad del servicio en la red del sistema de salud pública y desarrollo social a nivel nacional	Proceso	475	140.679.334.951
Coordinar e implantar políticas, objetivos y metas en salud y desarrollo social a nivel regional	Entidad Fortalecida	24	1.040.746.762.840
Coordinar e implantar políticas, objetivos y metas en Salud y Desarrollo Social a nivel de organismos adscritos	Organismo Fortalecido	19	123.613.898.810
Disminuir las tasas de mortalidad en niños(as) por causas prevenibles	Niño(a) Atendido	4.783.000	5.080.033.738
Disminuir las tasas de mortalidad maternas	Embarazada Atendida	300.000	5.267.712.346
Disminuir la prevalencia de desnutrición en niños(as) y adolescentes, embazadas y adultos mayores	Persona Atendida	173.511	102.922.887.174
Disminuir la prevalencia e incidencia de enfermedades prevenibles, emergentes y reemergentes	Persona Atendida	2.230.000	98.695.047.140
Disminuir la mortalidad por enfermedades de larga duración, alto costo y riesgo	Paciente Atendido	2.131.208	92.926.051.520
Disminuir la incidencia de accidentes y hechos violentos, mediante estrategia de educación y prevención	Campaña Nacional	1	3.767.200.000
Aumentar la cobertura de atención integral en niños(as) en los sistemas de protección del estado	Niño(a) y Adolescente Atendido	1.110.430	194.594.604.176
Garantizar la atención y protección a niños(as) y adolescentes con derechos vulnerados y/o en situación de riesgo socio-familiar	Niño(a) Atendido	136.358	19.103.619.997
Garantizar los derechos sociales y atención integral a la mujer	Mujer Atendida	27.800	4.245.518.285
Disminuir el déficit de atención y garantizar la protección a los adultos mayores	Adulto(a) Atendido	373.479	105.713.821.178
Garantizar la atención integral a personas con discapacidades	Persona Atendida	120.000	1.167.575.193

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Garantizar la cobertura y calidad de protección integral a los pueblos indígenas	Persona Atendida	51.482	2.412.733.945
Construir espacios para fomentar la participación y la organización comunitaria en defensa de la calidad de vida y salud	Red Social Creada	69	4.000.000.000
Fortalecer las capacidades de gestión en la promoción de iniciativas comunitarias	Proyecto	9	1.500.000.000
TOTAL			2.668.517.345.659

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
05	Dirección y Coordinación Nivel Central	862.759.879.317
06	Dirección y Coordinación de Unidades Descentralizadas	1.164.360.661.650
07	Promoción de la Calidad de Vida y Salud	641.396.804.692
	TOTAL	2.668.517.345.659

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	625.556.658.504
	- Recursos Ordinarios	264.286.619.927
	- Gestión Fiscal	66.515.033.534
	- Otras Fuentes de Financiamiento	294.755.005.043
4.02	Materiales y suministros	239.128.863.141
	- Recursos Ordinarios	171.527.543.379
	- Gestión Fiscal	18.463.669.674
	- Otras Fuentes de Financiamiento	49.137.650.088
4.03	Servicios no personales	47.428.826.011
	- Recursos Ordinarios	39.788.845.396
	- Gestión Fiscal	3.261.357.982
	- Otras Fuentes de Financiamiento	4.378.622.633

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.04	Activos reales	15.974.883.629
	- Recursos Ordinarios	12.868.122.830
	- Otras Fuentes de Financiamiento	3.106.760.799
4.06	Servicio de la deuda pública y disminución de otros pasivos	29.792.198.650
	- Gestión Fiscal	7.448.049.662
	- Otras Fuentes de Financiamiento	22.344.148.988
4.07	Transferencias	1.706.595.155.544
	- Recursos Ordinarios	1.147.651.568.468
	- Gestión Fiscal	233.344.289.148
	- Programas y Proyectos	29.163.385.479
	- Otras Fuentes de Financiamiento	296.435.912.449
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	4.040.760.180
	Programas y Proyectos	4.040.760.180
	TOTAL	**2.668.517.345.659**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	18.590	71.819.576.172
- Directivo	167	2.445.268.800
- Profesional y Técnico	3.492	22.119.369.767
- Personal Administrativo	2.258	6.188.566.444
- Personal Médico	2.282	16.535.476.502
- Obreros	10.391	24.530.894.659
Personal Fijo a Tiempo Parcial	116	458.096.851
- Profesional y Técnico	37	119.982.948
- Personal Administrativo	7	11.881.159
- Personal Médico	72	326.232.744
Personal Contratado	232	1.210.827.700
- Empleados	160	1.044.773.812
- Obreros	72	166.053.888
TOTAL	**18.938**	**73.488.500.723**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	9.495	21.657.715.200
II	190.081 - 208.400	1.797	4.485.110.988
III	208.401 - 258.400	863	2.346.990.352
IV	258.401 - 308.400	380	1.326.472.677
V	308.401 - 358.400	363	1.470.063.913
VI	358.401 - 408.400	591	2.677.805.981
VII	408.401 - 458.400	259	1.344.030.735
VIII	458.401 - 508.400	214	1.246.859.583
IX	508.401 - 558.400	1.874	12.198.352.706
X	558.401 - 608.400	1.198	8.285.620.960
XI	608.401 - 658.400	1.293	10.001.748.671
XII	658.401 - 708.400	198	1.624.319.763
XIII	708.401 - 758.400	146	1.265.964.212
XIV	758.401 - 808.400	15	139.482.166
XV	808.401 - 858.400	35	353.189.189
XVI	858.401 - 908.400	27	288.038.599
XVII	908.401 Y MÁS	190	2.776.735.028
	TOTAL	**18.938**	**73.488.500.723**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2003
	Organismos Adscritos	**685.486.963.143**
A0025	Instituto Autónomo Hospital Universitario de Caracas (HUC)	75.083.178.231
A0047	Instituto Nacional del Menor (I.N.A.M.)	66.113.380.065
A0057	Instituto Nacional de Nutrición (I.N.N.)	112.720.377.623
A0059	Instituto Nacional de Geriatría y Gerontología (INAGER)	105.711.821.178
A0061	Instituto Nacional de Higiene Rafael Rangel (I.N.H.R.R.)	46.026.017.677
A0083	Universidad de Los Andes (U.L.A.)	90.000.000
A0093	Universidad Central de Venezuela (U.C.V.)	30.000.000
A0119	Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	19.654.500.000
A0124	Consejo Nacional para la Integración de Personas Discapacitadas	1.167.575.193

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0129	Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	155.945.664.777
A0153	Servicio Autónomo Hospital Universitario de Maracaibo	46.402.094.892
A0181	Servicio Autónomo Instituto de Biomedicina	2.128.625.687
A0305	Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.601.258.396
A0306	Fundación José Félix Ribas	1.863.174.000
A0331	Fondo de Inversión Social de Venezuela (FONVIS)	9.665.842.037
A0369	Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (F.E.S.N.O.J.I.V.)	26.832.094.984
A0818	Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar	401.933.945
A0907	Servicio Autónomo Instituto de Altos Estudios en Salud Pública "Dr. Arnoldo Gabaldón"	4.010.896.451
A0910	Consejo Nacional de Derechos del Niño y del Adolescente	5.793.009.722
A0936	Instituto Nacional de la Mujer	4.245.518.285
	Estados Descentralizados	**874.973.905.393**
E5000	Distrito Capital	82.672.908.817
E5200	Estado Anzoátegui	61.770.535.616
E5300	Estado Apure	35.527.912.486
E5400	Estado Aragua	70.654.824.469
E5600	Estado Bolívar	59.556.883.035
E5700	Estado Carabobo	67.756.177.111
E6000	Estado Falcón	31.118.902.376
E6200	Estado Lara	66.464.812.372
E6300	Estado Mérida	41.282.069.847
E6400	Estado Miranda	56.981.258.425

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
E6500	Estado Monagas	30.978.621.387
E6600	Estado Nueva Esparta	20.024.193.143
E6800	Estado Sucre	46.958.330.799
E6900	Estado Táchira	46.748.541.991
E7000	Estado Trujillo	48.197.332.776
E7100	Estado Yaracuy	25.225.908.778
E7200	Estado Zulia	83.054.691.965
	TOTAL	1.560.460.868.536

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	5.575.153.555
4.07	01	00	00	Transferencias corrientes internas	5.575.153.555
4.07	01	01	00	Transferencias corrientes al sector privado	5.575.153.555
4.07	01	01	10	Subsidios educacionales al sector privado	192.474.300
				- S0374 Escuela de Salud Pública.	62.474.300
				- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia.	100.000.000
				- S1528 Asociación Civil Eureka	30.000.000
4.07	01	01	13	Subsidios a instituciones benéficas privadas	4.646.599.979
				- S0038 Asociación Amigos del Riñón, Barinas.	1.963.061
				- S0059 Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	50.000.000
				- S0138 Asociación Venezolana para Educación Sexual Alternativa (AVESA)	50.000.000
				- S0217 Centro de Orientación Familiar (COFAM), Maracaibo, Edo Zulia	50.000.000
				- S0313 Cruz Roja Venezolana, Seccional Barinas	588.918
				- S0585 Fundación del Niño	1.365.400.000
				- S0645 Fundación para el Control del Asma Bronquial en el Edo. Nueva Esparta	70.000.000
				- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	50.000.000
				- S0674 Fundación Presbítero José Manuel Alegría	3.600.000
				- S0735 Hogar Clínica San Rafael , Estado Zulia	200.000.000
				- S0754 Hospital Oncológico Padre Machado	1.345.498.000
				- S0756 Hospital San Juan de Dios	200.000.000
				- S0788 Instituto de Previsión del Niño, Distrito Federal	33.750.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- S0926 Sociedad Anticancerosa de Venezuela	50.000.000
				- S1146 Banco de Sillas de Ruedas (BANDESIR), Edo. Cojedes	30.000.000
				- S1410 Hogar San Pablo, San Cristóbal , Edo. Táchira	100.000.000
				- S1527 Cointegración Etnica	10.800.000
				- S1534 Fundación Embarazo Precoz -Tucupita	20.000.000
				- S1535 Sociedad Anticancerosa del Edo. Apure	30.000.000
				- S1536 Fundación para la Salud del Edo. Apure	30.000.000
				- S1537 Fundación Salud Educación Ambiental de Coro (FUNDASEAC), Edo. Falcón	50.000.000
				- S1538 Fundación Corazón Feliz, Nueva Esparta	70.000.000
				- S1552 Fundación Hospital de Especialidades Pediátricas	150.000.000
				- S1553 Banco de Sillas de Ruedas (BANDESIR), Edo. Zulia	50.000.000
				- S1554 Fundación Salud y Educación Ambiental del Estado Nueva Esparta	70.000.000
				- S1555 Fundación Gente de Monagas	50.000.000
				- S1556 Centro de Investigaciones Endocrinometabólicas Dr. Félix Gómez, Edo. Zulia	50.000.000
				- S1557 Fundación Atención del Paciente Fisurado, Edo Falcón	20.000.000
				- S1558 Fundación Alí Primera, Edo. Falcón	25.000.000
				- S1559 Fundación Alí Primera, Edo. Delta Amacuro	20.000.000
				- S1560 Fundación Flora de Aular, Edo. Apure	20.000.000
				- S1561 Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000
				- S1562 A. C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	100.000.000
				- S1563 Banco de Sillas de Ruedas (BANDESIR), Edo. Barinas	30.000.000
				- S1564 Fundación Social Ramón Ojeda (Ambulatorio de Macapo) Edo. Cojedes	50.000.000
				- S1565 Fundación Centro de Estudios Cardiovasculares Tulio Alberto Sulbarán	100.000.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	48.671.300
				- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	1.000.000
				- S0917 Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.)	46.671.300
				- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000
4.07	01	01	17	Subsidios a entidades deportivas y recreativas de carácter privado	230.000.000
				- S1423 Instituto de Profesionalización Deportiva (INPRODE)	230.000.000
4.07	01	01	18	Subsidios científicos al sector privado	327.100.000
				- S1246 Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS.	327.100.000
4.07	01	01	19	Otros subsidios sociales al sector privado	130.307.976
				- S0959 Subsidios Eventuales Diversos	130.307.976

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	770.000
4.07	03	00	00	Transferencias al exterior	770.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	770.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	770.000
				- 10082 Organización de los Estados Americanos (O.E.A.)	770.000

PROGRAMA: 05 Dirección y Coordinación Nivel Central

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Rectoría nacional de la salud y desarrollo social a través del diseño de políticas, planes programas y proyectos sociales a nivel nacional	Proceso	12	722.080.544.366
Garantizar el funcionamiento eficiente y la calidad del servicio en la red del sistema de salud pública y desarrollo social a nivel nacional	Proceso	475	140.679.334.951
TOTAL			862.759.879.317

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	503.111.776.455
	- Recursos Ordinarios	163.406.309.753
	- Gestión Fiscal	47.275.756.921
	- Otras Fuentes de Financiamiento	292.429.709.781
4.02	Materiales y suministros	47.259.545.860
	- Recursos Ordinarios	19.748.372.987
	- Gestión Fiscal	14.742.513.738
	- Otras Fuentes de Financiamiento	12.768.659.135
4.03	Servicios no personales	33.530.507.634
	- Recursos Ordinarios	26.748.471.241
	- Gestión Fiscal	3.051.717.471
	- Otras Fuentes de Financiamiento	3.730.318.922

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.04	Activos reales	1.475.224.103
	- Recursos Ordinarios	1.375.224.103
	- Otras Fuentes de Financiamiento	100.000.000
4.06	Servicio de la deuda pública y disminución de otros pasivos	29.792.198.650
	- Gestión Fiscal	7.448.049.662
	- Otras Fuentes de Financiamiento	22.344.148.988
4.07	Transferencias	243.549.866.435
	- Recursos Ordinarios	146.819.187.225
	- Gestión Fiscal	49.901.908.314
	- Programas y Proyectos	18.030.293.798
	- Otras Fuentes de Financiamiento	28.798.477.098
4.12	Egresos sin afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	4.040.760.180
	- Programas y Proyectos	4.040.760.180
	TOTAL	**862.759.879.317**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.572	12.554.299.307
- Directivo	132	1.961.255.592
- Profesional y Técnico	735	4.891.100.624
- Personal Administrativo	517	1.559.369.688
- Personal Médico	208	1.690.360.716
- Obreros	980	2.452.212.687
Personal Contratado	152	872.312.500
- Empleados	130	821.573.812
- Obreros	22	50.738.688
TOTAL	**2.724**	**13.426.611.807**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	1.031	2.571.472.999
III	208.401 - 258.400	363	1.001.328.436
IV	258.401 - 308.400	94	317.150.955
V	308.401 - 358.400	63	253.504.577
VI	358.401 - 408.400	70	321.368.543
VII	408.401 - 458.400	73	383.970.828
VIII	458.401 - 508.400	150	873.277.133
IX	508.401 - 558.400	117	756.327.222
X	558.401 - 608.400	146	1.030.154.264
XI	608.401 - 658.400	263	2.008.731.119
XII	658.401 - 708.400	93	762.611.418
XIII	708.401 - 758.400	94	818.503.211
XIV	758.401 - 808.400	6	56.840.134
XV	808.401 - 858.400	14	139.472.256
XVI	858.401 - 908.400	8	86.400.000
XVII	908.401 Y MÁS	139	2.045.498.712
TOTAL		**2.724**	**13.426.611.807**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	93.495.351.226
4.07	01	00	00	Transferencias corrientes internas	93.495.351.226
4.07	01	02	00	Transferencias corrientes al sector público	92.424.297.248
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	88.293.400.797
				- A0047 Instituto Nacional del Menor (I.N.A.M.)	45.918.374.874
				- Recursos Ordinarios	31.224.494.967
				- Gestión Fiscal	4.848.980.369
				- Otras Fuentes de Financiamiento	9.844.899.538
				- A0057 Instituto Nacional de Nutrición (I.N.N.)	9.854.995.169
				- Recursos Ordinarios	6.701.532.715
				- Gestión Fiscal	1.040.642.610
				- Otras Fuentes de Financiamiento	2.112.819.844

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- A0061 Instituto Nacional de Higiene Rafael Rangel (I.N.H.R.R.)	29.818.605.820
				- Recursos Ordinarios	5.193.777.616
				- Gestión Fiscal	5.135.944.217
				- Programas y Proyectos	16.959.239.820
				Fortalecimiento y Modernización del Sector Salud	10.959.239.820
				Fortalecimiento de la Red de Servicio de Salud del Dtto. Metropolitano	6.000.000.000
				- Otras Fuentes de Financiamiento	2.529.644.167
				- A0305 Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.601.258.396
				- Recursos Ordinarios	1.088.855.709
				- Gestión Fiscal	169.092.887
				- Otras Fuentes de Financiamiento	343.309.800
				- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	1.100.166.538
				- Recursos Ordinarios	748.113.246
				- Gestión Fiscal	116.177.586
				- Otras Fuentes de Financiamiento	235.875.706
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	4.010.896.451
				- A0907 Servicio Autónomo Instituto de Altos Estudios en Salud Pública "Dr. Arnoldo Gabaldón"	4.010.896.451
				- Recursos Ordinarios	2.727.409.587
				- Gestión Fiscal	423.550.665
				- Otras Fuentes de Financiamiento	859.936.199
4.07	01	02	99	Transferencias corrientes a otros organismos del sector público	120.000.000
				- A0083 Universidad de Los Andes (U.L.A.).	90.000.000
				- Recursos Ordinarios	67.500.000
				- Gestión Fiscal	11.250.000
				- Otras Fuentes de Financiamiento	11.250.000
				- A0093 Universidad Central de Venezuela (U.C.V.).	30.000.000
				- Recursos Ordinarios	22.500.000
				- Gestión Fiscal	3.750.000
				- Otras Fuentes de Financiamiento	3.750.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	02	00	00	Transferencias de capital internas	1.071.053.978
4.07	02	02	00	Transferencias de capital al sector público	1.071.053.978
4.07	02	02	02	Transferencias de capital a los entes descentralizados	1.071.053.978
				- A0061 Instituto Nacional de Higiene Rafael Rangel (I.N.H.R.R.)	1.071.053.978
				- Programas y Proyectos Proyecto CONVAC	1.071.053.978
4.12	00	00	00	Egresos sin Afectación en Tesorería Nacional de la Ley Especial de Endeudamiento	4.040.760.180
4.12	07	00	00	Transferencias	4.040.760.180
4.12	07	01	00	Transferencias Corrientes Internas	4.040.760.180
4.12	07	01	02	Transferencias Corrientes a los Entes Descentralizados	4.040.760.180
				- A0061 Instituto Nacional de Higiene Rafael Rangel (I.N.H.R.R.)	4.040.760.180
				- Programas y Proyectos Fortalecimiento y Modernización del Sector Salud	4.040.760.180
				TOTAL	**97.536.111.406**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	5.556.201.576
4.07	01	00	00	Transferencias corrientes internas	5.556.201.576
4.07	01	01	00	Transferencias corrientes al sector privado	5.556.201.576
4.07	01	01	10	Subsidios educacionales al sector privado	192.474.300
				- S0374 Escuela de Salud Pública.	62.474.300
				- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	100.000.000
				- S1528 Asociación Civil Eureka	30.000.000
4.07	01	01	13	Subsidios a instituciones benéficas privadas	4.629.648.000
				- S0059 Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	50.000.000
				- S0138 Asociación Venezolana para Educación Sexual Alternativa (AVESA)	50.000.000
				- S0217 Centro de Orientación Familiar (COFAM), Maracaibo, Edo Zulia	50.000.000
				- S0585 Fundación del Niño	1.365.400.000
				- S0645 Fundación para el Control del Asma Bronquial en el Edo. Nueva Esparta	70.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	50.000.000
				- S0735 Hogar Clínica San Rafael , Estado Zulia	200.000.000
				- S0754 Hospital Oncológico Padre Machado	1.345.498.000
				- S0756 Hospital San Juan de Dios	200.000.000
				- S0788 Instituto de Previsión del Niño, Distrito Federal	33.750.000
				- S0926 Sociedad Anticancerosa de Venezuela	50.000.000
				- S1146 Banco de Sillas de Ruedas (BANDESIR), Edo. Cojedes	30.000.000
				- S1410 Hogar San Pablo, San Cristóbal , Edo. Táchira	100.000.000
				- S1534 Fundación Embarazo Precoz -Tucupita	20.000.000
				- S1535 Sociedad Anticancerosa del Edo. Apure	30.000.000
				- S1536 Fundación para la Salud del Edo. Apure	30.000.000
				- S1537 Fundación Salud Educación Ambiental de Coro (FUNDASEAC), Edo. Falcón	50.000.000
				- S1538 Fundación Corazón Feliz, Nueva Esparta	70.000.000
				- S1552 Fundación Hospital de Especialidades Pediátricas	150.000.000
				- S1553 Banco de Sillas de Ruedas (BANDESIR), Edo. Zulia	50.000.000
				- S1554 Fundación Salud y Educación Ambiental del Estado Nueva Esparta	70.000.000
				- S1555 Fundación Gente de Monagas	50.000.000
				- S1556 Centro de Investigaciones Endocrinometabólicas Dr. Félix Gómez, Edo. Zulia	50.000.000
				- S1557 Fundación Atención del Paciente Fisurado, Edo Falcón	20.000.000
				- S1558 Fundación Alí Primera, Edo. Falcón	25.000.000
				- S1559 Fundación Alí Primera, Edo. Delta Amacuro	20.000.000
				- S1560 Fundación Flora de Aular, Edo. Apure	20.000.000
				- S1561 Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000
				- S1562 A. C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	100.000.000
				- S1563 Banco de Sillas de Ruedas (BANDESIR), Edo. Barinas	30.000.000
				- S1564 Fundación Social Ramón Ojeda (Ambulatorio de Macapo) Edo. Cojedes	50.000.000
				- S1565 Fundación Centro de Estudios Cardiovasculares Tulio Alberto Sulbarán	100.000.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	46.671.300
				- S0917 Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.)	46.671.300
4.07	01	01	17	Subsidios a entidades deportivas y recreativas de carácter privado	230.000.000
				- S1423 Instituto de Profesionalización Deportiva (INPRODE)	230.000.000
4.07	01	01	18	Subsidios científicos al sector privado	327.100.000
				- S1246 Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS	327.100.000
4.07	01	01	19	Otros subsidios sociales al sector privado	130.307.976
				- S0959 Subsidios Eventuales Diversos	130.307.976

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	770.000
4.07	03	00	00	Transferencias al exterior	770.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	770.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	770.000
				- I0082 Organización de los Estados Americanos (O.E.A.)	770.000

PROGRAMA: 06 Dirección y Coordinación de Unidades Descentralizadas

UNIDAD EJECUTORA: Entidades Federales y Organismos del Sector Público

Este programa incluye todas las actividades relacionadas con la gestión institucional y operativa de las entidades de salud descentralizadas del MSDS y las direcciones regionales de salud de los estados centralizados, incluye también a aquellos organismos adscritos con prestación de servicios en el área de la salud.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinar e implantar políticas, objetivos y metas en salud y desarrollo social a nivel regional	Entidad Fortalecida	24	1.040.746.762.840
Coordinar e implantar políticas, objetivos y metas en Salud y Desarrollo Social a nivel de organismos adscritos	Organismo Fortalecido	19	123.613.898.810
TOTAL			1.164.360.661.650

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	102.607.279.425
	- Recursos Ordinarios	83.872.031.309
	- Gestión Fiscal	16.620.195.854
	- Otras Fuentes de Financiamiento	2.115.052.262
4.02	Materiales y suministros – Recursos Ordinarios	52.591.867.229
4.03	Servicios no personales – Recursos Ordinarios	6.601.364.785
4.04	Activos reales– Recursos Ordinarios	3.972.346.008
4.07	Transferencias	998.587.804.203
	- Recursos Ordinarios	689.804.341.532
	- Gestión Fiscal	136.484.584.177
	- Otras Fuentes de Financiamiento	172.298.878.494
	TOTAL	**1.164.360.661.650**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	13.356	50.909.895.111
- Directivo	5	74.030.448
- Profesional y Técnico	2.549	15.868.544.792
- Personal Administrativo	1.144	2.754.086.787
- Personal Médico	2.024	14.462.056.622
- Obreros	7.634	17.751.176.462
Personal Fijo a Tiempo Parcial	116	458.096.851
- Profesional y Técnico	37	119.982.948
- Personal Administrativo	7	11.881.159
- Personal Médico	72	326.232.744
TOTAL	**13.472**	**51.367.991.962**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	7.634	17.412.848.640
II	190.081 - 208.400	705	1.763.063.501
III	208.401 - 258.400	293	772.679.487
IV	258.401 - 308.400	164	557.940.244
V	308.401 - 358.400	150	601.606.968
VI	358.401 - 408.400	504	2.278.761.140
VII	408.401 - 458.400	139	719.012.608
VIII	458.401 - 508.400	43	253.229.018
IX	508.401 - 558.400	1.704	11.106.558.364
X	558.401 - 608.400	1.012	6.980.835.074
XI	608.401 - 658.400	978	7.587.417.552
XII	658.401 - 708.400	80	654.819.840
XIII	708.401 - 758.400	43	369.445.934
XIV	758.401 - 808.400		
XV	808.401 - 858.400	1	9.899.064
XVI	858.401 - 908.400	9	94.848.192
XVII	908.401 Y MÁS	13	205.026.336
TOTAL		**13.472**	**51.367.991.962**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	998.587.804.203
4.07	01	00	00	Transferencias corrientes internas	998.587.804.203
4.07	01	02	00	Transferencias corrientes al sector público	998.587.804.203
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	75.083.178.231
				- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	75.083.178.231
				- Recursos Ordinarios	51.056.561.197
				- Gestión Fiscal	16.097.833.413
				- Otras Fuentes de Financiamiento	7.928.783.621
4.07	01	02	04	Transferencias corrientes a las entidades federales	874.973.905.393
				- E5000 Distrito Capital	82.672.908.817
				- Recursos Ordinarios	57.174.998.719
				- Gestión Fiscal	10.451.440.693
				- Otras Fuentes de Financiamiento	15.046.469.405
				Gastos de Funcionamiento y POAN	82.279.915.817
				Subsidios a Instituciones Benéficas Privadas	392.993.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- E5200 Estado Anzoátegui	61.770.535.616
				- Recursos Ordinarios	42.868.751.718
				- Gestión Fiscal	7.659.546.416
				- Otras Fuentes de Financiamiento	11.242.237.482
				Gastos de Funcionamiento y POAN	61.770.286.616
				Subsidios a Instituciones Benéficas Privadas	249.000
				- E5300 Estado Apure	35.527.912.486
				- Recursos Ordinarios	24.576.371.266
				- Gestión Fiscal	4.485.461.148
				- Otras Fuentes de Financiamiento	6.466.080.072
				Gastos de Funcionamiento y POAN	35.502.412.486
				Subsidios a Instituciones Benéficas Privadas	25.500.000
				- E5400 Estado Aragua	70.654.824.469
				- Recursos Ordinarios	49.034.448.182
				- Gestión Fiscal	8.761.198.234
				- Otras Fuentes de Financiamiento	12.859.178.053
				Gastos de Funcionamiento y POAN	67.846.849.992
				Subsidios a Instituciones Benéficas Privadas	338.926.000
				INAGER, Edo. Aragua (SAPANA)	526.376.744
				Servicio Autónomo de Protección y Atención al Niño y al Adolescente del Edo. Aragua.	1.927.968.588
				Plan de Recuperación Juvenil-INAM	14.703.145
				- E5600 Estado Bolívar	59.556.883.035
				- Recursos Ordinarios	41.332.476.827
				- Gestión Fiscal	7.385.053.496
				- Otras Fuentes de Financiamiento	10.839.352.712
				Gastos de Funcionamiento y POAN	59.556.393.035
				Subsidios a Instituciones Benéficas Privadas	490.000
				- E5700 Estado Carabobo	67.756.177.111
				- Recursos Ordinarios	47.022.786.915
				- Gestión Fiscal	8.401.765.962
				- Otras Fuentes de Financiamiento	12.331.624.234
				Gastos de Funcionamiento y POAN	65.680.300.300
				Subsidios a Instituciones Benéficas Privadas	246.297.000
				Servicio de Protección y Atención al Niño y al Adolescente del Edo. Carabobo (FUNDAMENORES)	1.807.348.758
				Plan de Recuperación Juvenil-INAM	22.231.053

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- E6000 Estado Falcón	31.118.902.376
				- Recursos Ordinarios	21.501.518.249
				- Gestión Fiscal	3.953.743.895
				- Otras Fuentes de Financiamiento	5.663.640.232
				Gastos de Funcionamiento y POAN	31.068.412.376
				Subsidios a Instituciones Benéficas Privadas	50.490.000
				- E6200 Estado Lara	66.464.812.372
				- Recursos Ordinarios	46.126.579.786
				- Gestión Fiscal	8.241.636.734
				- Otras Fuentes de Financiamiento	12.096.595.852
				Gastos de Funcionamiento y POAN	63.417.692.296
				Subsidios a Instituciones Benéficas Privadas	7.271.000
				Servicio Atención Integral al Niño y al Adolescente del Edo. Lara (SAINA)	3.000.712.709
				Plan de Recuperación Juvenil-INAM	39.136.367
				- E6300 Estado Mérida	41.282.069.847
				- Recursos Ordinarios	28.649.756.474
				- Gestión Fiscal	5.118.976.661
				- Otras Fuentes de Financiamiento	7.513.336.712
				Gastos de Funcionamiento y POAN	41.280.599.847
				Subsidios a Instituciones Benéficas Privadas	1.470.000
				- E6400 Estado Miranda	56.981.258.425
				- Recursos Ordinarios	39.544.993.347
				- Gestión Fiscal	7.065.676.045
				- Otras Fuentes de Financiamiento	10.370.589.033
				Gastos de Funcionamiento y POAN	54.722.181.679
				Subsidios a Instituciones Benéficas Privadas	11.470.00
				Servicio Estadal de Protección Integral al Niño y al Adolescente del Edo. Miranda (SEPINAMI)	2.220.838.378
				Plan de Recuperación Juvenil-INAM	26.768.368
				- E6500 Estado Monagas	30.978.621.387
				- Recursos Ordinarios	21.449.163.243
				- Gestión Fiscal	3.891.349.052
				- Otras Fuentes de Financiamiento	5.638.109.092
				Gastos de Funcionamiento y POAN	29.696.324.807
				Subsidios a Instituciones Benéficas Privadas	736.000
				Servicio Autónomo de Protección al Niño y al Adolescente del Edo. Monagas (SAPRANAM)	1254.328.847
				Plan de Recuperación Juvenil-INAM	27.231.733

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- E6600 Estado Nueva Esparta	20.024.193.143
				- Recursos Ordinarios	13.686.790.041
				- Gestión Fiscal	2.692.999.950
				- Otras Fuentes de Financiamiento	3.644.403.152
				Gastos de Funcionamiento y POAN	18.301.790.640
				Subsidios a Instituciones Benéficas Privadas	100.000.000
				Instituto de Atención al Menor del Edo Nueva Esparta (IAMENE)	1.622.402.503
				- E6800 Estado Sucre	46.958.330.799
				- Recursos Ordinarios	32.589.081.575
				- Gestión Fiscal	5.822.833.019
				- Otras Fuentes de Financiamiento	8.546.416.205
				Gastos de Funcionamiento y POAN	44.762.234.080
				Subsidios a Instituciones Benéficas Privadas	90.000
				Servicio Autónomo de Protección a Menor, Edo. Sucre (SAPMES)	2.196.006.719
				- E6900 Estado Táchira	46.748.541.991
				- Recursos Ordinarios	32.143.488.142
				- Gestión Fiscal	6.096.819.207
				- Otras Fuentes de Financiamiento	8.508.234.642
				Gastos de Funcionamiento y POAN	46.742.748.991
				Subsidios a Instituciones Benéficas Privadas	5.793.000
				- E7000 Estado Trujillo	48.197.332.776
				- Recursos Ordinarios	33.448.948.947
				- Gestión Fiscal	5.976.469.264
				- Otras Fuentes de Financiamiento	8.771.914.565
				Gastos de Funcionamiento y POAN	45.638.344.625
				Subsidios a Instituciones Benéficas Privadas	980.000
				Servicio Estadal de Atención al Menor del Edo. Trujillo (SEAM)	2.558.008.151
				- E7100 Estado Yaracuy	25.225.908.778
				- Recursos Ordinarios	17.506.780.692
				- Gestión Fiscal	3.128.012.688
				- Otras Fuentes de Financiamiento	4.591.115.398
				Gastos de Funcionamiento y POAN	25.225.418.778
				Subsidios a Instituciones Benéficas Privadas	490.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- E7200 Estado Zulia	83.054.691.965
				- Recursos Ordinarios	57.089.956.223
				- Gestión Fiscal	10.848.781.804
				- Otras Fuentes de Financiamiento	15.115.953.938
				Gastos de Funcionamiento y POAN	82.762.290.965
				Subsidios a Instituciones Benéficas Privadas	292.401.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	48.530.720.579
				- A0153 Servicio Autónomo Hospital Universitario de Maracaibo	46.402.094.892
				- Recursos Ordinarios	31.553.424.522
				- Gestión Fiscal	9.948.609.149
				- Otras Fuentes de Financiamiento	4.900.061.221
				- A0181 Servicio Autónomo Instituto de Biomedicina	2.128.625.687
				- Recursos Ordinarios	1.447.465.467
				- Gestión Fiscal	456.377.347
				- Otras Fuentes de Financiamiento	224.782.873

PROGRAMA: 07 Promoción de la Calidad de Vida y Salud

UNIDAD EJECUTORA: Dir. Gral. de Salud Poblacional, Investigación y Docencia, Salud ambiental y Contraloría Sanitaria, Epidemiología y Análisis estratégico, Desarrollo Social y Organismos del Sector Público

Se define como una acción estratégica para promover la calidad de vida y salud, desde la óptica de la garantía de los derechos consagrados constitucionalmente; todo ello en el marco del Plan Estratégico Social expresado en los lineamientos de política del Ministerio de Salud y Desarrollo Social. Para el logro de los objetivos contribuyen con el Ministerio de Salud y Desarrollo Social los siguientes entes descentralizados: Instituto Nacional del Menor (INAM), Instituto Nacional de Nutrición (INN), Instituto Nacional de Geriatría y Gerontología (INAGER), Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI), Fundación José Félix Ribas, Fondo de Inversión Social de Venezuela (FONVIS), Fundación del Estado para el Sistema Nacional de la Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV), Instituto Nacional de la Mujer (INAMUJER), Sociedad Civil para el Control de Enfermedades y Asistencia al Indígena (CENASAI), Consejo Nacional de los Derechos del Niño y del Adolescente, Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR) y el Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA).

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Disminuir las tasas de mortalidad en niños(as) por causas prevenibles	Niño(a) Atendido	4.783.000	5.080.033.738
Disminuir las tasas de mortalidad maternas	Embarazada Atendida	300.000	5.267.712.346
Disminuir la prevalencia de desnutrición en niños(as) y adolescentes, embazadas y adultos mayores	Persona Atendida	173.511	102.922.887.174
Disminuir la prevalencia e incidencia de enfermedades prevenibles, emergentes y reemergentes	Persona Atendida	2.230.000	98.695.047.140
Disminuir la mortalidad por enfermedades de larga duración, alto costo y riesgo	Paciente Atendido	2.131.208	92.926.051.520
Disminuir la incidencia de accidentes y hechos violentos, mediante estrategia de educación y prevención	Campaña Nacional	1	3.767.200.000
Aumentar la cobertura de atención integral en niños(as) en los sistemas de protección del estado	Niño(a) y Adolescente Atendido	1.110.430	194.594.604.176
Garantizar la atención y protección a niños(as) y adolescentes con derechos vulnerados y/o en situación de riesgo socio-familiar	Niño(a) Atendido	136.358	19.103.619.997
Garantizar los derechos sociales y atención integral a la mujer	Mujer Atendida	27.800	4.245.518.285
Disminuir el déficit de atención y garantizar la protección a los adultos mayores	Adulto(a) Atendido	373.479	105.713.821.178
Garantizar la atención integral a personas con discapacidades	Persona Atendida	120.000	1.167.575.193
Garantizar la cobertura y calidad de protección integral a los pueblos indígenas	Persona Atendida	51.482	2.412.733.945
Construir espacios para fomentar la participación y la organización comunitaria en defensa de la calidad de vida y salud	Red Social Creada	69	4.000.000.000
Fortalecer las capacidades de gestión en la promoción de iniciativas comunitarias	Proyecto	9	1.500.000.000
TOTAL			**641.396.804.692**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	19.837.602.624
	- Recursos Ordinarios	17.008.278.865
	- Gestión Fiscal	2.619.080.759
	- Otras Fuentes de Financiamiento	210.243.000
4.02	Materiales y suministros	139.277.450.052
	- Recursos Ordinarios	99.187.303.163
	- Gestión Fiscal	3.721.155.936
	- Otras Fuentes de Financiamiento	36.368.990.953
4.03	Servicios no personales	7.296.953.592
	- Recursos Ordinarios	6.439.009.370
	- Gestión Fiscal	209.640.511
	- Otras Fuentes de Financiamiento	648.303.711
4.04	Activos reales	10.527.313.518
	- Recursos Ordinarios	7.520.552.719
	- Otras Fuentes de Financiamiento	3.006.760.799
4.07	Transferencias	464.457.484.906
	- Recursos Ordinarios	311.028.039.711
	- Gestión Fiscal	46.957.796.657
	- Programas y Proyectos	11.133.091.681
	- Otras Fuentes de Financiamiento	95.338.556.857
	TOTAL	**641.396.804.692**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.662	8.355.381.754
- Directivo	30	409.982.760
- Profesional y Técnico	208	1.359.724.351
- Personal Administrativo	597	1.875.109.969
- Personal Médico	50	383.059.164
- Obreros	1.777	4.327.505.510
Personal Contratado	80	338.515.200
- Empleados	30	223.200.000
- Obreros	50	115.315.200
TOTAL	**2.742**	**8.693.896.954**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1.861	4.244.866.560
II	190.081 - 208.400	61	150.574.488
III	208.401 - 258.400	207	572.982.429
IV	258.401 - 308.400	122	451.381.478
V	308.401 - 358.400	150	614.952.368
VI	358.401 - 408.400	17	77.676.298
VII	408.401 - 458.400	47	241.047.299
VIII	458.401 - 508.400	21	120.353.432
IX	508.401 - 558.400	53	335.467.120
X	558.401 - 608.400	40	274.631.622
XI	608.401 - 658.400	52	405.600.000
XII	658.401 - 708.400	25	206.888.505
XIII	708.401 - 758.400	9	78.015.067
XIV	758.401 - 808.400	9	82.642.032
XV	808.401 - 858.400	20	203.817.869
XVI	858.401 - 908.400	10	106.790.407
XVII	908.401 Y MÁS	38	526.209.980
TOTAL		2.742	8.693.896.954

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	464.336.952.927
4.07	01	00	00	Transferencias corrientes internas	464.336.952.927
4.07	01	02	00	Transferencias corrientes al sector público	464.336.952.927
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	288.736.788.150
				- A0047 Instituto Nacional del Menor (I.N.A.M.)	20.195.005.191
				- Recursos Ordinarios	13.732.603.530
				- Gestión Fiscal	2.132.592.548
				- Otras Fuentes de Financiamiento	4.329.809.113
				- A0057 Instituto Nacional de Nutrición (I.N.N.)	102.865.382.454
				- Recursos Ordinarios	69.948.324.068
				- Gestión Fiscal	10.862.629.267
				- Otras Fuentes de Financiamiento	22.054.429.119
				- A0059 Instituto Nacional de Geriatría y Gerontología (INAGER)	105.711.821.178
				- Recursos Ordinarios	71.884.038.401
				- Gestión Fiscal	11.163.168.316
				- Otras Fuentes de Financiamiento	22.664.614.461

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- A0061 Instituto Nacional de Higiene Rafael Rangel (I.N.H.R.R.)	11.095.597.699
				- Recursos Ordinarios	11.095.597.699
				- A0124 Consejo Nacional para la Integración de Personas Discapacitadas	1.167.575.193
				- Recursos Ordinarios	793.951.131
				- Gestión Fiscal	123.295.940
				- Otras Fuentes de Financiamiento	250.328.122
				- A0306 Fundación José Félix Ribas	1.863.174.000
				- Recursos Ordinarios	1.266.958.320
				- Gestión Fiscal	196.751.174
				- Otras Fuentes de Financiamiento	399.464.506
				- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	8.565.675.499
				- Programas y Proyectos	8.565.675.499
				Inversión y Desarrollo Social (PROINDES I)	4.000.000.000
				Gestión de Organización Social (PAIS)	1.500.000.000
				Apoyo a la Infancia y a la Adolescencia	3.065.675.499
				- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (F.E.S.N.O.J.I.V.)	26.832.094.984
				- Recursos Ordinarios	15.678.408.407
				- Gestión Fiscal	2.833.469.230
				- Programas y Proyectos Apoyo al Centro de Acción Social por la Música	2.567.416.182
				- Otras Fuentes de Financiamiento	5.752.801.165
				- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar	401.933.945
				- Recursos Ordinarios	273.315.083
				- Gestión Fiscal	42.444.224
				- Otras Fuentes de Financiamiento	86.174.638
				- A0910 Consejo Nacional de Derechos del Niño y del Adolescente	5.793.009.722
				- Recursos Ordinarios	3.939.246.611
				- Gestión Fiscal	611.741.826
				- Otras Fuentes de Financiamiento	1.242.021.285
				- A0936 Instituto Nacional de la Mujer	4.245.518.285
				- Recursos Ordinarios	2.886.952.434
				- Gestión Fiscal	448.326.731
				- Otras Fuentes de Financiamiento	910.239.120

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	175.600.164.777
				- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	19.654.500.000
				Programa – Suministro de Medicamentos SUMED	
				- Recursos Ordinarios	13.365.060.000
				- Gestión Fiscal	2.075.515.200
				- Otras Fuentes de Financiamiento	4.213.924.800
				- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	155.945.664.777
				- Recursos Ordinarios	106.043.052.048
				- Gestión Fiscal	16.467.862.201
				- Otras Fuentes de Financiamiento	33.434.750.528

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	18.951.979
4.07	01	00	00	Transferencias corrientes internas	18.951.979
4.07	01	01	00	Transferencias corrientes al sector privado	18.951.979
4.07	01	01	13	Subsidios a instituciones benéficas privadas	16.951.979
				- S0038 Asociación Amigos del Riñón, Barinas.	1.963.061
				- S0313 Cruz Roja Venezolana, Seccional Barinas.	588.918
				- S0674 Fundación Presbítero José Manuel Alegría.	3.600.000
				- S1527 Cointegración Etnica	10.800.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	2.000.000
				- S0105 Asociación Nacional de Sanitaristas, Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ).	1.000.000
				- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000

SUBPROGRAMA: 01 Promoción de la Salud

UNIDAD EJECUTORA: Dir. Gral. De Salud Poblacional, Investigación y Docencia, Salud ambiental y Contraloría Sanitaria y Organismos Adscritos

Refiere aquellas acciones dirigidas a fortalecer la estrategia de promoción de la salud como paraguas articulador de todas las acciones relacionadas con la prestación de los servicios de salud, con un marco integral y de enfoque transectorial, determinando los énfasis de la política nacional en el área de la salud, incluyendo la protección y atención a la población infantil, la protección y atención a la madre, la atención nutricional a niños, niñas y adolescentes, protección y atención por enfermedades prevenibles, emergentes y reemergentes, protección y atención por enfermedades de larga duración, alto costo y riesgo, y la promoción contra la mortalidad y morbilidad por accidentes y hechos violentos.

Para el logro de los objetivos contribuyen con el Ministerio de Salud y Desarrollo Social los siguientes entes descentralizados: Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR) y el Instituto Nacional de Higiene "Rafael Rangel" (INHRR).

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Disminuir las tasas de mortalidad en niños(as) por causas prevenibles	Niño(a) Atendido	4.783.000	5.080.033.738
Disminuir las tasas de mortalidad materna	Embarazada Atendida	300.000	5.267.712.346
Disminuir la prevalencia de desnutrición en niños(as) y adolescentes, embazadas y adultos mayores	Persona Atendida	173.511	102.922.887.174
Disminuir la prevalencia e incidencia de enfermedades prevenibles, emergentes y reemergentes	Persona Atendida	2.230.000	98.695.047.140
Disminuir la mortalidad por enfermedades de larga duración, alto costo y riesgo	Paciente Atendido	2.131.208	92.926.051.520
Disminuir la incidencia de accidentes y hechos violentos, mediante estrategia de educación y prevención	Campaña Nacional	1	3.767.200.000
TOTAL			308.658.931.918

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	19.837.602.624
	- Recursos Ordinarios	17.008.278.865
	- Gestión Fiscal	2.619.080.759
	- Otras Fuentes de Financiamiento	210.243.000
4.02	Materiales y suministros	137.277.450.052
	- Recursos Ordinarios	98.187.303.163
	- Gestión Fiscal	2.721.155.936
	- Otras Fuentes de Financiamiento	36.368.990.953
4.03	Servicios no personales	7.296.953.592
	- Recursos Ordinarios	6.439.009.370
	- Gestión Fiscal	209.640.511
	- Otras Fuentes de Financiamiento	648.303.711
4.04	Activos reales	10.527.313.518
	- Recursos Ordinarios	7.520.552.719
	- Otras Fuentes de Financiamiento	3.006.760.799
4.07	Transferencias	133.719.612.132
	Ordinario	94.513.113.746
	- Gestión Fiscal	12.938.144.467
	- Otras Fuentes de Financiamiento	26.268.353.919
	TOTAL	**308.658.931.918**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.662	8.355.381.754
- Directivo	30	409.982.760
- Profesional y Técnico	208	1.359.724.351
- Personal Administrativo	597	1.875.109.969
- Personal Médico	50	383.059.164
- Obreros	1.777	4.327.505.510
Personal Contratado	80	338.515.200
- Empleados	30	223.200.000
- Obreros	50	115.315.200
TOTAL	**2.742**	**8.693.896.954**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1.861	4.244.866.560
II	190.081 - 208.400	61	150.574.488
III	208.401 - 258.400	207	572.982.429
IV	258.401 - 308.400	122	451.381.478
V	308.401 - 358.400	150	614.952.368
VI	358.401 - 408.400	17	77.676.298
VII	408.401 - 458.400	47	241.047.299
VIII	458.401 - 508.400	21	120.353.432
IX	508.401 - 558.400	53	335.467.120
X	558.401 - 608.400	40	274.631.622
XI	608.401 - 658.400	52	405.600.000
XII	658.401 - 708.400	25	206.888.505
XIII	708.401 - 758.400	9	78.015.067
XIV	758.401 - 808.400	9	82.642.032
XV	808.401 - 858.400	20	203.817.869
XVI	858.401 - 908.400	10	106.790.407
XVII	908.401 Y MÁS	38	526.209.980
TOTAL		**2.742**	**8.693.896.954**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	133.615.480.153
4.07	01	00	00	Transferencias corrientes internas	133.615.480.153
4.07	01	02	00	Transferencias corrientes al sector público	133.615.480.153
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	113.960.980.153
				- A0057 Instituto Nacional de Nutrición (I.N.N.)	102.865.382.454
				- Recursos Ordinarios	69.948.324.068
				- Gestión Fiscal	10.862.629.267
				Otras Fuentes de Financiamiento	22.054.429.119
				- A0061 Instituto Nacional de Higiene Rafael Rangel (I.N.H.R.R.)	11.095.597.699
				- Recursos Ordinarios	11.095.597.699
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	19.654.500.000
				- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR) - SUMED	19.654.500.000
				- Recursos Ordinarios	13.365.060.000
				- Gestión Fiscal	2.075.515.200
				- Otras Fuentes de Financiamiento	4.213.924.800

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	2.551.979
4.07	01	00	00	Transferencias corrientes internas	2.551.979
4.07	01	01	00	Transferencias corrientes al sector privado	2.551.979
4.07	01	01	13	Subsidios a instituciones benéficas privadas	2.551.979
				- S0038 Asociación Amigos del Riñón, Barinas.	1.963.061
				- S0313 Cruz Roja Venezolana, Seccional Barinas	588.918

SUBPROGRAMA: 02 Promoción de los Derechos Sociales

UNIDAD EJECUTORA: Dir. Gral. de Salud Poblacional y Organismos Adscritos

Se refiere a aquellas acciones dirigidas a la atención de grupos poblacionales específicos, normalmente no visibilizados en las políticas sociales, para prestarles la atención necesaria para disminuir las brechas por inequidad que actualmente existen en nuestra nación. Incluye la protección y atención a niños, niñas y adolescentes en los sistemas del Estado, la atención y protección a niños, niñas y adolescentes con derechos violados y en situación de riesgo sociofamiliar, la promoción de los derechos y la atención integral a la mujer, la protección al adulto mayor, la protección integral a las personas con discapacidades y, la protección y atención a los pueblos indígenas.

Para el logro de los objetivos contribuyen con el Ministerio de Salud y Desarrollo Social los siguientes entes descentralizados: Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA), Fundación del Estado para el Sistema Nacional de la Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV), Instituto Nacional del Menor (INAM), Fondo de Inversión Social de Venezuela (FONVIS), Consejo Nacional de los Derechos del Niño y del Adolescente, Fundación José Félix Ribas, Instituto Nacional de la Mujer (INAMUJER), Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI) y la Sociedad Civil para el Control de Enfermedades y Asistencia al Indígena (CENASAI).

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Aumentar la cobertura de atención integral en niños(as) en los sistemas de protección del estado	Niño(a) y Adolescente Atendido	1.110.430	194.594.604.176
Garantizar la atención y protección a niños(as) y adolescentes con derechos vulnerados y/o en situación de riesgo socio-familiar	Niño(a) Atendido	136.358	19.103.619.997
Garantizar los derechos sociales y atención integral a la mujer	Mujer Atendida	27.800	4.245.518.285
Disminuir el déficit de atención y garantizar la protección al adulto mayor	Adulto(a) Atendido	373.479	105.713.821.178
Garantizar la atención integral a personas con discapacidades	Persona Atendida	120.000	1.167.575.193
Garantizar la cobertura y calidad de protección integral a los pueblos indígenas	Persona Atendida	51.482	2.412.733.945
TOTAL			**327.237.872.774**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2003
4.02	Materiales y suministros	2.000.000.000
	- Gestión Fiscal	1.000.000.000
	Ordinario	1.000.000.000
4.07	Transferencias	325.237.872.774
	- Recursos Ordinarios	216.514.925.965
	- Gestión Fiscal	34.019.652.190
	- Programas y Proyectos	5.633.091.681
	- Otras Fuentes de Financiamiento	69.070.202.938
	TOTAL	327.237.872.774

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	325.221.472.774
4.07	01	00	00	Transferencias corrientes internas	325.221.472.774
4.07	01	02	00	Transferencias corrientes al sector público	325.221.472.774
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	169.275.807.997
				- A0047 Instituto Nacional del Menor (I.N.A.M.)	20.195.005.191
				- Recursos Ordinarios	13.732.603.530
				- Gestión Fiscal	2.132.592.548
				- Otras Fuentes de Financiamiento	4.329.809.113
				- A0059 Instituto Nacional de Geriatría y Gerontología (INAGER)	105.711.821.178
				- Recursos Ordinarios	71.884.038.401
				- Gestión Fiscal	11.163.168.316
				- Otras Fuentes de Financiamiento	22.664.614.461
				- A0124 Consejo Nacional para la Integración de Personas Discapacitadas	1.167.575.193
				- Recursos Ordinarios	793.951.131
				- Gestión Fiscal	123.295.940
				- Otras Fuentes de Financiamiento	250.328.122
				- A0306 Fundación José Félix Ribas	1.863.174.000
				- Recursos Ordinarios	1.266.958.320
				- Gestión Fiscal	196.751.174
				- Otras Fuentes de Financiamiento	399.464.506
				- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	3.065.675.499
				- Programas y Proyectos	
				Apoyo a la Infancia y a la Adolescencia	3.065.675.499

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
				- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (F.E.S.N.O.J.I.V.)	26.832.094.984
				- Recursos Ordinarios	15.678.408.407
				- Gestión Fiscal	2.833.469.230
				- Programas y Proyectos Apoyo al Centro de Acción Social por la Música	2.567.416.182
				- Otras Fuentes de Financiamiento	5.752.801.165
				- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar	401.933.945
				- Recursos Ordinarios	273.315.083
				- Gestión Fiscal	42.444.224
				- Otras Fuentes de Financiamiento	86.174.638
				- A0910 Consejo Nacional de Derechos del Niño y del Adolescente	5.793.009.722
				- Recursos Ordinarios	3.939.246.611
				- Gestión Fiscal	611.741.826
				- Otras Fuentes de Financiamiento	1.242.021.285
				- A0936 Instituto Nacional de la Mujer	4.245.518.285
				- Recursos Ordinarios	2.886.952.434
				- Gestión Fiscal	448.326.731
				- Otras Fuentes de Financiamiento	910.239.120
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	155.945.664.777
				- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	155.945.664.777
				- Recursos Ordinarios	106.043.052.048
				- Gestión Fiscal	16.467.862.201
				- Otras Fuentes de Financiamiento	33.434.750.528

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	16.400.000
4.07	01	00	00	Transferencias corrientes internas	16.400.000
4.07	01	01	00	Transferencias corrientes al sector privado	16.400.000
4.07	01	01	13	Subsidios a instituciones benéficas privadas	14.400.000
				- S0674 Fundación Presbítero José Manuel Alegría	3.600.000
				- S1527 COINTEGRACIÓN ETNICA	10.800.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	2.000.000
				- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	1.000.000
				- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000

SUBPROGRAMA: 03 Fortalecimiento de la Participación en Salud

UNIDAD EJECUTORA: Dir. Gral. de Desarrollo Social y Organismos Adscritos

Se refiere a aquellas acciones dirigidas a fortalecer la participación protagónica de la sociedad en todos los espacios de planificación y decisión del sistema de salud y desarrollo social de la nación, generando las capacidades necesarias en la población para que este derecho se cumpla. Incluye el fomento de espacios para la participación comunitaria y la promoción y desarrollo de iniciativas comunitarias

Para el logro de los objetivos el Fondo de Inversión Social de Venezuela (FONVIS), contribuye con el Ministerio de Salud y Desarrollo Social.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Construir espacios para fomentar la participación y la organización comunitaria en defensa de la calidad de vida y salud	Red Social Creada	69	4.000.000.000
Fortalecer las capacidades de gestión en la promoción de iniciativas comunitarias	Proyecto	9	1.500.000.000
TOTAL			5.500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2003
4.07	Transferencias	5.500.000.000
	- Programas y Proyectos	5.500.000.000
	TOTAL	5.500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	5.500.000.000
4.07	01	00	00	Transferencias corrientes internas	5.500.000.000
4.07	01	02	00	Transferencias corrientes al sector público	5.500.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	5.500.000.000
				- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	5.500.000.000
				- Programas y Proyectos	
				Inversión y Desarrollo Social Fase I PROINDES	4.000.000.000
				Gestión de Organización Social PAIS	1.500.000.000

Defensoría del Pueblo

DEFENSORIA DEL PUEBLO

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La Defensoría del Pueblo es un órgano del Poder Ciudadano, dotado constitucionalmente de autonomía funcional y administrativa encargada de velar por el goce y el ejercicio de los Derechos Humanos, y el respeto a las garantías constitucionales a través de la promoción, defensa , vigilancia, y educación, para refundar la República como una sociedad participativa y protagónica que consolide valores como el bien común, la justicia social, la paz y la libertad.

Esta Institución en cumplimiento de las atribuciones encomendadas en la Constitución de la República Bolivariana de Venezuela y demás leyes se propone cumplir con los siguientes objetivos:

-   Garantizar a los ciudadanos la restitución de los derechos infringidos.

-   Educar a la ciudadanía para el conocimiento de sus derechos y garantías constitucionales y la forma de exigirlos.

-   Promover la Institución como órgano del Poder Ciudadano, que tiene a su cargo la promoción, defensa y vigilancia del goce y ejercicio de los derechos y garantías establecidas en la Constitución.

-   Velar por el correcto funcionamiento de los Organismos del Estado e Instituciones prestadoras de servicios públicos.

-   Dar continuidad al proceso de modernización de la Institución con la automatización y actualización de la información a fin de facilitar la comunicación interna y externa y brindar información más confiable y exacta.

-   Fortalecer la presencia de la institución a nivel nacional con la creación de Defensorías Municipales, desconcentración de atención al ciudadano a través de 5 unidades estratégicamente situadas en el Area Metropolitana de Caracas y la adquisición de sedes propias para las defensorías delegadas.

-   Fortalecer las relaciones con organismos internacionales vinculados en materia de Derechos Humanos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Promover, defender y vigilar los derechos y garantías constitucionales y los tratados internacionales de los ciudadanos en materia de Derechos Humanos.	Población Atendida	130.000	32.000.000.000
TOTAL			**32.000.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Defensoria del Pueblo	32.000.000.000
	TOTAL	**32.000.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	21.526.533.000
	- Recursos Ordinarios	19.721.373.000
	- Otras Fuentes de Financiamiento	1.805.160.000
4.02	Materiales y Suministros	551.937.000
	- Recursos Ordinarios	322.837.000
	- Otras Fuentes de Financiamiento	229.100.000
4.03	Servicios no Personales	3.673.900.000
	- Recursos Ordinarios	1.155.700.000
	- Gestión Fiscal	1.970.200.000
	- Otras Fuentes de Financiamiento	548.000.000
4.04	Activos Reales	5.857.630.000
	- Recursos Ordinarios	645.290.000
	- Gestión Fiscal	2.000.000.000
	- Otras Fuentes de Financiamiento	3.212.340.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	20.000.000
	- Otras Fuentes de Financiamiento	30.000.000
4.07	Transferencias	340.000.000
	- Recursos Ordinarios	340.000.000
	TOTAL	**32.000.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	752	6.164.952.504
- Directivo	56	983.136.984
- Profesional y Técnico	379	3.976.496.640
- Personal Administrativo	251	1.039.695.840
- Obrero	66	165.623.040
Personal Contratado	66	400.220.496
- Empleado	30	360.000.000
- Obrero	36	40.220.496
TOTAL	**818**	**6.565.173.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	38	40.220.520
II	190.081 - 208.400	54	132.874.560
III	208.401 - 258.400	12	32.748.480
IV	258.401 - 308.400	95	315.973.920
V	308.401 - 358.400	85	350.522.880
VI	358.401 - 408.400	51	232.074.720
VII	408.401 - 458.400	1	5.460.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400	15	93.564.000
X	558.401 - 608.400	10	67.445.760
XI	608.401 - 658.400	53	388.165.440
XII	658.401 - 708.400	14	110.832.960
XIII	708.401 - 758.400	45	386.186.400
XIV	758.401 - 808.400	2	18.874.560
XV	808.401 - 858.400	21	211.821.120
XVI	858.401 - 908.400		—
XVII	908.401 Y MÁS	322	4.178.407.680
TOTAL		**818**	**6.565.173.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0408	Fundación Centro Luis María Olaso	300.000.000
	TOTAL	300.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	15.000.000
4.07	03	00	00	Transferencias al exterior	15.000.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	15.000.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	15.000.000
				- I0164 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	15.000.000

PROGRAMA: 01 DEFENSORIA DEL PUEBLO

UNIDAD EJECUTORA: DEFENSORIA DEL PUEBLO

El presupuesto del año 2003, esta orientado al fortalecimiento de la infraestructura física de la Institución, a completar la plataforma tecnológica que permita cumplir con la misión y visión de la Defensoría del Pueblo y cubrir las necesidades que en materia de recursos humanos y materiales requieren cada una de las unidades para el logro de los objetivos y metas propuestas en el Plan Operativo Anual.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Promover, defender y vigilar los derechos y garantías constitucionales y los tratados internacionales de los ciudadanos en materia de Derechos Humanos.	Población atendida	130.000	32.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	21.526.533.000
	- Recursos Ordinarios	19.721.373.000
	- Otras Fuentes de Financiamiento	1.805.160.000
4.02	Materiales y Suministros	551.937.000
	- Recursos Ordinarios	322.837.000
	- Otras Fuentes de Financiamiento	229.100.000
4.03	Servicios no Personales	3.673.900.000
	- Recursos Ordinarios	1.155.700.000
	- Gestión Fiscal	1.970.200.000
	- Otras Fuentes de Financiamiento	548.000.000
4.04	Activos Reales	5.857.630.000
	- Recursos Ordinarios	645.290.000
	- Gestión Fiscal	2.000.000.000
	- Otras Fuentes de Financiamiento	3.212.340.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	20.000.000
	- Otras Fuentes de Financiamiento	30.000.000
4.07	Transferencias	340.000.000
	- Recursos Ordinarios	340.000.000
	TOTAL	**32.000.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	752	6.164.952.504
- Directivo	56	983.136.984
- Profesional y Técnico	379	3.976.496.640
- Personal Administrativo	251	1.039.695.840
- Obrero	66	165.623.040
Personal Contratado	66	400.220.496
- Empleado	30	360.000.000
- Obrero	36	40.220.496
TOTAL	**818**	**6.565.173.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	300.000.000
4.07	01	00	00	Transferencias corrientes internas	300.000.000
4.07	01	02	00	Transferencias corrientes al sector público	300.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	300.000.000
				- A0408 Fundación Centro Luis María Olaso	300.000.000
				.Recursos Ordinarios	300.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Sub	Denominación	Presupuesto 2003
407	00	00	00	Transferencias	15.000.000
407	03	00	00	Transferencias al exterior	15.000.000
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	15.000.000
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	15.000.000
				- I0164 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	15.000.000

Vicepresidencia
Ejecutiva
de la República

VICEPRESIDENCIA DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La Vicepresidencia de la República, es un organismo cuya misión se concreta a partir de las atribuciones del Vicepresidente Ejecutivo, contenidas en los Artículos 238 y 239, numeral 1 de la Constitución de la República Bolivariana de Venezuela, de colaborar con el Presidente de la República en la dirección de la acción de gobierno, y en los Artículos 185, 251 y 252, que otorgan al Vicepresidente Ejecutivo, el carácter de Presidente del Consejo Federal de Gobierno y del Consejo de Estado.

En tal sentido, la Vicepresidencia de la República orientará su presupuesto de gastos, en función de los principios constitucionales, promoviendo una administración honesta, eficaz, eficiente y transparente, sujeta a la rendición de cuentas y a la responsabilidad en el ejercicio de la función pública, con sometimiento pleno a la ley y al derecho.

Las atribuciones que le han sido conferidas por la Constitución y las que le sean conferidas por la Ley, a la Vicepresidencia, en su carácter tanto de colaboradora inmediata del Presidente de la República, como en la presidencia de los Consejos Federales de Gobierno y de Estado, tal como se desprende de los Artículos 185, 238, 239 y 251 de la Constitución de la República Bolivariana de Venezuela, son los siguientes:

- Coordinar la Administración Pública Nacional, de conformidad con las instrucciones del Presidente de la República (Art. 239,2).
- Coordinar las relaciones del Ejecutivo Nacional con la Asamblea Nacional (Art. 239,5).
- Presidir el Consejo Federal de Gobierno (Arts. 185 y 239,6).
- Presidir el Consejo de Estado (Arts. 251 y 252).
- Ejercer las atribuciones que le delegue el Presidente de la República (Art. 239,9).

Los objetivos fundamentales de esta Institución, a propósito de construir la Democracia Bolivariana, se orientan a consolidar la estabilidad social, desarrollar el nuevo marco jurídico institucional y contribuir al establecimiento de la democracia participativa y protagónica, para lo cual es necesario desarrollar la capacidad estratégica de regulación y control del Estado, con miras a lograr una gestión pública, que actúe en base a resultados y no a procedimientos, con alta capacidad de negociación y concertación, fortaleciendo el estado de derecho, una organización administrativa ágil y transparente, la participación ciudadana, la construcción y consolidación de un Estado Federal descentralizado y el establecimiento de un sistema de cuentas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinación del Despacho	Reporte	52	2.078.150.429
Análisis Estratégico	Reporte	52	313.469.257
Análisis y Asesoría Jurídica	Reporte	52	233.548.313
Relaciones Institucionales	Reporte	52	415.594.071

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Servicios Administrativos	Reporte	52	7.635.731.081
Contraloría Interna	Reporte	52	260.254.276
Relaciones con la Asamblea Nacional	Reporte	52	347.900.169
Evaluación e Implementación de Políticas Sectoriales	Reporte	52	389.306.801
Evaluación e Implementación de Políticas Territoriales	Reporte	52	445.182.881
Delegaciones Presidenciales	Reporte	52	341.262.722
Auditoria a entes de la Administración Pública Nacional	Auditoria	52	500.000.000
TOTAL			**12.960.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Vicepresidencia de la República	10.936.747.427
02	Coordinación, Evaluación, Seguimiento y Relaciones con Organismos del Poder Público	1.523.652.573
98	Asignación a Organismos del Sector Público	500.000.000
	TOTAL	**12.960.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	6.649.746.869
	- Recursos Ordinarios	6.141.242.257
	- Otras Fuentes de Financiamiento	508.504.612
4.02	Materiales y Suministros	1.124.909.129
	- Recursos Ordinarios	1.124.909.129
4.03	Servicios no Personales	3.400.726.547
	- Recursos Ordinarios	1.563.020.299
	- Gestión Fiscal	507.900.000
	- Otras Fuentes de Financiamiento	1.329.806.248
4.04	Activos Reales	1.075.017.455
	- Recursos Ordinarios	164.228.315
	- Gestión Fiscal	400.000.000
	- Otras Fuentes de Financiamiento	510.789.140
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	10.000.000
	- Otras Fuentes de Financiamiento	10.000.000
4.07	Transferencias	700.000.000
	- Gestión Fiscal	700.000.000
	TOTAL	**12.960.400.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	212	1.741.359.002
- Directivo	12	200.004.314
- Profesional y Técnico	95	1.110.146.400
- Administrativo	53	278.242.800
- Obrero	52	152.965.488
Personal Contratado	50	272.563.200
- Empleado	45	261.000.000
- Obrero	5	11.563.200
TOTAL	**262**	**2.013.922.202**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y
SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	5	11.563.200
III	208.401 - 258.400	54	157.074.288
IV	258.401 - 308.400	9	28.376.400
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	57	300.494.400
VIII	458.401 - 508.400	12	67.795.200
IX	508.401 - 558.400		
X	558.401 - 608.400	19	134.178.000
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	24	237.336.000
XVI	858.401 - 908.400	30	317.790.000
XVII	908.401 Y MÁS	52	759.314.714
	TOTAL	**262**	**2.013.922.202**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0214	Superintendencia Nacional de Auditoria Interna	500.000.000
	TOTAL	**500.000.000**

PROGRAMA: 01 Vicepresidencia de la República

UNIDAD EJECUTORA: Coordinación de Servicios Administrativos

　　　　Esta dependencia es el apoyo inmediato y directo de la Vicepresidencia Ejecutiva, para garantizar tanto el cumplimiento efectivo de sus instrucciones, como el trabajo armónico y eficiente de las distintas Coordinaciones de la Vicepresidencia de la República. Debe, en consecuencia, promover las funciones de la Vicepresidencia como órgano directo y colaborador inmediato del Presidente de la República y como responsable de la Coordinación de la Administración Pública Nacional, las relaciones con la Asamblea Nacional y la presidencia de los Consejos Federal de Gobierno y de Estado, así como el seguimiento de las Delegaciones Presidenciales.

　　　　Entre otras funciones, deberá cumplir las siguientes:

- Supervisión y control en el cumplimiento de las instrucciones dadas por el Vicepresidente Ejecutivo.

- Preparar y dar cuentas al Vicepresidente Ejecutivo, tanto sobre las actividades de la Vicepresidencia, como las relativas al Consejo de Ministros y al Presidente de la República.

- Agrupar armónicamente las diferentes Coordinaciones de la Vicepresidencia y recibir cuentas de los responsables.

- Preparar y discutir los planes operativos de las Coordinaciones y de la Vicepresidencia, en general.

- Coordinar el apoyo logístico y de seguridad que requiera el Vicepresidente Ejecutivo, para el mejor cumplimiento de sus funciones y de su agenda.

- Llevar el control sobre el cumplimiento de la agenda del Vicepresidente Ejecutivo.

- Las demás que le asigne el Vicepresidente Ejecutivo o el Estatuto Orgánico de la Vicepresidencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Coordinación del Despacho	Reporte	52	2.078.150.429
Análisis Estratégico	Reporte	52	313.469.257
Análisis y Asesoría Jurídica	Reporte	52	233.548.313
Relaciones Institucionales	Reporte	52	415.594.071
Servicios Administrativos	Reporte	52	7.635.731.081
Contraloría Interna	Reporte	52	260.254.276
TOTAL			**10.936.747.427**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	5.260.636.881
	- Recursos Ordinarios	4.912.692.269
	- Otras Fuentes de Financiamiento	347.944.612
4.02	Materiales y Suministros	1.078.000.815
	- Recursos Ordinarios	1.078.000.815
4.03	Servicios no Personales	3.359.266.402
	- Recursos Ordinarios	1.521.560.154
	- Gestión Fiscal	507.900.000
	- Otras Fuentes de Financiamiento	1.329.806.248
4.04	Activos Reales	1.028.843.329
	- Recursos Ordinarios	164.228.315
	- Gestión Fiscal	400.000.000
	- Otras Fuentes de Financiamiento	464.615.014
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	10.000.000
	- Otras Fuentes de Financiamiento	10.000.000
4.07	Transferencias	200.000.000
	- Gestión Fiscal	200.000.000
	TOTAL	**10.936.747.427**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	162	1.142.218.922
- Directivo	8	132.209.114
- Profesional y Técnico	55	615.806.400
- Administrativo	47	241.237.920
- Obrero	52	152.965.488
Personal Contratado	45	227.563.200
- Empleado	40	216.000.000
- Obrero	5	11.563.200
TOTAL	**207**	**1.369.782.122**

PROGRAMA: 02 Coordinación, Evaluación, Seguimiento y Relaciones con Organismos del Poder Público

UNIDAD EJECUTORA: Coordinación de Servicios Administrativos

A través de esta coordinación, se concreta todo el procedimiento que implica la iniciativa legislativa del Ejecutivo Nacional, así como todas aquellas actividades que requieran de la intervención de la Asamblea Nacional, tales como interpelaciones, mensajes presidenciales, autorizaciones, aprobaciones de créditos adicionales, entre otras.

Entre sus funciones están:

- Hacer seguimiento de las decisiones del Consejo de Ministros, relacionadas con la aprobación de proyectos de leyes, solicitudes de créditos adicionales y demás actos del Ejecutivo Nacional, que requieren de la autorización o aprobación de la Asamblea Nacional.

- Diseñar y desarrollar el "Lobby" indispensable, para garantizar la celeridad y eliminar el mayor número de inconvenientes, sobre las solicitudes del Ejecutivo Nacional o respecto de las leyes que requieren aprobación perentoria.

- Preparar y diseñar lineamientos para estrategias legislativas, en procura de mayor eficiencia tanto en la elaboración de leyes en el Ejecutivo Nacional, como para la aprobación de las leyes por parte de la Asamblea Nacional.

- Coordinar todo lo concerniente a la presentación de mensajes presidenciales, celebración de fechas patrias que requieren la presencia del Alto Gobierno, interpelaciones e investigaciones parlamentarias, prestando apoyo a los funcionarios del Ejecutivo Nacional.

- Las demás que le asignen a la Vicepresidencia Ejecutiva o al Estatuto Orgánico de la Vicepresidencia.

METAS VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Relaciones con la Asamblea Nacional	Reporte	52	347.900.169
Evaluación e Implementación de Políticas Sectoriales	Reporte	52	389.306.801
Evaluación e Implementación de Políticas Territoriales	Reporte	52	445.182.881
Delegaciones Presidenciales	Reporte	52	341.262.722
TOTAL			**1.523.652.573**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.389.109.988
	- Recursos Ordinarios	1.228.549.988
	- Otras Fuentes de Financiamiento	160.560.000
4.02	Materiales y Suministros	46.908.314
	- Recursos Ordinarios	46.908.314
4.03	Servicios no Personales	41.460.145
	- Recursos Ordinarios	41.460.145
4.04	Activos Reales	46.174.126
	- Otras Fuentes de Financiamiento	46.174.126
	TOTAL	**1.523.652.573**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	50	599.140.080
- Directivo	4	67.795.200
- Profesional y Técnico	40	494.340.000
- Administrativo	6	37.004.880
Personal Contratado	5	45.000.000
- Empleado	5	45.000.000
TOTAL	**55**	**644.140.080**

PROGRAMA: 98 Asignación a Organismos del Sector Público

UNIDAD EJECUTORA: Coordinación de Servicios Administrativos

Este programa concentra los recursos destinados a financiar los gastos que se ocasionen por la constitución y operación de la Superintendencia Nacional de Auditoria Interna, ente integrado a la Vicepresidencia como órgano encargado de la dirección de la auditoria interna, en los organismos de la administración central y descentralizada.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Auditoria a entes de la Administración Pública Nacional	Auditoria	52	500.000.000
TOTAL			**500.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.07	Transferencias	500.000.000
	- Gestión Fiscal	500.000.000
	TOTAL	**500.000.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	500.000.000
4.07	01	00	00	Transferencias corrientes internas	500.000.000
4.07	01	02	00	Transferencias corrientes al sector público	500.000.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	500.000.000
				- A0214 Superintendencia Nacional de Auditoria Interna	500.000.000
				▪ Gestión Fiscal	500.000.000

Ministerio de Agricultura y Tierras

MINISTERIO DE AGRICULTURA Y TIERRAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

La política presupuestaria del Ministerio de Agricultura y Tierras, se basa en la reactivación de la base productiva del país, mediante la dinamización y fortalecimiento de los circuitos agroproductivos y sus componentes en las áreas rurales, además de la adecuación del sistema agroalimentario nacional, propiciando el desarrollo de capacidades de autogestión, principalmente de los pequeños y medianos productores agrícolas; al igual que la competitividad y el manejo sustentable de los recursos para garantizar la seguridad alimentaria de la población, a través de la formulación y coordinación de la política agrícola alimentaria y de desarrollo rural.

Dentro de sus objetivos más destacados se mencionan:

- Contribuir con el incremento de la productividad y la competitividad de la producción agropecuaria.

- Propiciar el desarrollo rural integral del país, mediante la organización, investigación, capacitación, asistencia técnica, extensión agrícola y el fortalecimiento y desarrollo de capacidades de gestión de los pequeños y medianos productores.

- Atender a los sectores de la población menos favorecidos en materia alimentaria.

- Participar en la determinación de las fuentes de financiamiento de crédito público para el sector.

- Coordinar conjuntamente con los Organismos Adscritos al sector, la direccionalidad del desarrollo de infraestructura para el mejoramiento de la calidad de vida en las comunidades rurales.

Las principales competencias que llevará a cabo el Ministerio de Agricultura y Tierras, son las siguientes:

- La formulación, regularización y seguimiento de las políticas, planificación y realización de las actividades del Ejecutivo Nacional en materia de fomento, desarrollo y protección de la producción y comercio agrícola, vegetal, pecuario, acuícola, pesquero y forestal.

- Seguridad agroalimentaria.

- Definir las políticas de administración y distribución de tierras con vocación agrícola, de acuerdo con los lineamientos de uso de la tierra que se establezcan en la ordenación físico-espacial de los suelos y en la legislación vigente.

- El catastro rural en coordinación con el Ministerio del Ambiente y de los Recursos Naturales.

- Definir conjuntamente con los organismos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola y rural.

- El control fitosanitario.

- Definir conjuntamente con los organismos adscritos, las políticas de desarrollo de infraestructura rural y agrosoporte físico, de acuerdo con los planes y estrategias nacionales de desarrollo.

- La administración de tierras baldías destinadas a la explotación agrícola.

- La participación en las negociaciones internacionales sobre comercio agrícola, en coordinación con los Ministerios de Relaciones Exteriores y de la Producción y el Comercio.

- La formulación de políticas relacionadas con los sistemas de riego, drenaje, soporte de infraestructura física del sector agropecuario y saneamiento de tierras.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Definición de Políticas, Ejecución de Programas y Metas Planteadas por la Institución	Hora/Hombre	3.122	95.095.663.997
Implementación de Políticas para el Desarrollo Rural	Política	1	59.531.279.325
Implementación de Políticas para el Desarrollo de los Circuitos Agroproductivos	Política	1	24.827.236.678
TOTAL			**179.454.180.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	95.095.663.997
02	Desarrollo Rural Integral	59.531.279.325
03	Desarrollo de Circuitos Agroproductivos y Agroalimentarios	24.827.236.678
	TOTAL	**179.454.180.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	54.759.055.484
	- Recursos Ordinarios	47.611.515.608
	- Otras Fuentes de Financiamiento	7.147.539.876
4.02	Materiales y Suministros	2.023.663.088
	- Recursos Ordinarios	1.405.291.710
	- Otras Fuentes de Financiamiento	618.371.378
4.03	Servicios No Personales	14.614.345.853
	- Recursos Ordinarios	7.422.869.596
	- Gestión Fiscal	2.588.903.228
	- Otras Fuentes de Financiamiento	4.602.573.029
4.04	Activos Reales	2.667.207.688
	- Recursos Ordinarios	77.362.684
	- Gestión Fiscal	958.341.666
	- Otras Fuentes de Financiamiento	1.631.503.338
4.05	Activos Financieros	2.000.000.000
	- Programas y Proyectos	2.000.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	282.267.954
	- Otras Fuentes de Financiamiento	282.267.954
4.07	Transferencias	103.107.639.933
	- Recursos Ordinarios	39.241.160.402
	- Gestión Fiscal	13.574.055.106
	- Programas y Proyectos	39.456.380.000
	- Otras Fuentes de Financiamiento	10.836.044.425
	TOTAL	**179.454.180.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	4.121	16.401.961.062
- Directivo	151	1.267.978.546
- Profesional y Técnico	911	5.683.805.819
- Personal Administrativo	1.104	3.484.045.858
- Obrero	1.955	5.966.130.839
Personal Contratado	197	1.908.908.112
- Empleado	197	1.908.908.112
TOTAL	**4.318**	**18.310.869.174**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	12	27.371.520
II	190.081 - 208.400	17	40.912.549
III	208.401 - 258.400	1.208	3.455.232.011
IV	258.401 - 308.400	1.783	5.772.948.253
V	308.401 - 358.400	48	187.259.337
VI	358.401 - 408.400	31	146.854.170
VII	408.401 - 458.400	188	990.460.448
VIII	458.401 - 508.400	318	1.888.705.477
IX	508.401 - 558.400	234	1.530.157.366
X	558.401 - 608.400	165	1.171.188.591
XI	608.401 - 658.400	85	642.920.098
XII	658.401 - 708.400	31	251.114.429
XIII	708.401 - 758.400	18	156.088.647
XIV	758.401 - 808.400	53	497.668.262
XV	808.401 - 858.400	22	225.773.391
XVI	858.401 - 908.400		
XVII	908.401 Y MÁS	105	1.326.214.625
	TOTAL	**4.318**	**18.310.869.174**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0031	Instituto Agrario Nacional (I.A.N.).	1.550.490.000
A0070	Procuraduría Agraria Nacional (P.A.N.).	1.800.000.000
A0078	Servicio Autónomo de Sanidad Agropecuaria (S.A.S.A.).	4.244.200.000
A0302	Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA).	11.950.880.001
A0641	Corporación de Abastecimiento y Servicios Agrícolas, S. A. (C.A.S.A.).	3.000.000.000
A0840	Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	2.000.000.000
A0844	Instituto Nacional de Pesca (INAPESCA)	2.400.480.919
A0845	Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)	5.093.910.240
A0933	Instituto Nacional de Desarrollo Rural (INDER)	22.097.659.675
A0935	Instituto Nacional de Tierras (INTI)	12.569.407.688
E1000	Gobernaciones	11.000.000.000
	TOTAL	**77.707.028.523**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	302.400.000
4.07	01	00	00	Transferencias Corrientes Internas	302.400.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	302.400.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	302.400.000
				- S1542 Comité de Damas del Ministerio de Agricultura y Tierras (CODAMAT)	302.400.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Definición de Políticas, Ejecución de los Programas y Metas Planteadas por la Institución	Hora/Hombre	3.122	95.095.663.997
TOTAL			95.095.663.997

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	51.948.425.941
	- Recursos Ordinarios	45.269.496.572
	- Otras Fuentes de Financiamiento	6.678.929.369
4.02	Materiales y Suministros	1.701.865.034
	- Recursos Ordinarios	1.180.033.072
	- Otras Fuentes de Financiamiento	521.831.962
4.03	Servicios No Personales	11.095.285.970
	- Recursos Ordinarios	6.086.795.497
	- Gestión Fiscal	2.005.408.348
	- Otras Fuentes de Financiamiento	3.003.082.125
4.04	Activos Reales	2.667.207.688
	- Recursos Ordinarios	77.362.684
	- Gestión Fiscal	958.341.666
	- Otras Fuentes de Financiamiento	1.631.503.338
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	282.267.954
	- Otras Fuentes de Financiamiento	282.267.954
4.07	Transferencias	27.400.611.410
	- Recursos Ordinarios	22.342.194.750
	- Otras Fuentes de Financiamiento	5.058.416.660
	TOTAL	**95.095.663.997**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	302.400.000
4.07	01	00	00	Transferencias Corrientes Internas	302.400.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	302.400.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	302.400.000
				- S1542 Comité de Damas del Ministerio de Agricultura y Tierras (CODAMAT)	302.400.000

PROGRAMA: 02 Desarrollo Rural Integral

UNIDAD EJECUTORA: Despacho del Viceministro de Desarrollo Rural

Tiene como objetivo formular y coordinar las políticas, planes, programas y proyectos orientados al desarrollo integral rural vinculado al sector agrícola.

Entre las acciones más relevantes destacan las siguientes:

- Organizar y sistematizar la información sobre las demandas de infraestructura básica para el desarrollo rural, y proponer las políticas a que haya lugar para atender tales necesidades.

- Coordinar la ejecución de las políticas de desarrollo rural integral, conjuntamente con los organismos responsables de la ejecución.

- Supervisar el cumplimiento de los programas de rehabilitación, mantenimiento y consolidación de la infraestructura y servicios agrícolas.

En este sentido, se han asignado recursos a los siguientes organismos descentralizados:

FONDO DE DESARROLLO AGROPECUARIO, PESQUERO, FORESTAL Y AFINES (FONDAFA)

Para el año 2003 el Ejecutivo Nacional ha destinado un aporte a FONDAFA por Bs. 2.000,0 millones, para ejecutar el Programa de Fortalecimiento para la Ganadería Bufalina, financiado con Ley de Endeudamiento.

Dentro de sus objetivos destacan los siguientes:

- Otorgar financiamiento mediante el establecimiento de líneas de crédito a entidades financieras públicas y privadas y cofinanciamiento con las instituciones de desarrollo regionales.

- Promover proyectos de carácter social, bajo las condiciones que establezca el Ejecutivo Nacional.

- Ejercer la supervisión y fiscalización de los créditos que otorgue.

- Efectuar estudios destinados a diagnosticar necesidades de inversión en áreas objeto de financiamiento.

- Conformar y mantener actualizado el Registro Nacional de Activos Agropecuarios y el Registro Nacional de Expertos Agropecuarios.

INSTITUTO AGRARIO NACIONAL (IAN)

El Organismo se encuentra en proceso de liquidación, de conformidad con lo dispuesto en las disposiciones transitorias del Decreto con Fuerza de Ley de Tierras y Desarrollo Agrario, publicado en Gaceta Oficial N° 37.323 de fecha 11-03-2001.

En tal sentido, se le asigna recursos por el orden de Bs. 1.550,5 millones, destinados a gastos corrientes.

PROCURADURIA AGRARIA NACIONAL (PAN)

La Procuraduría Agraria Nacional (PAN), tiene como objetivo fundamental prestar asistencia y defensa legal gratuita a campesinos, pescadores artesanales pequeños e indígenas, a través de la representación en procesos judiciales y extrajudiciales, actuando como institución de apoyo en la resolución de conflictos del agro, por vía conciliatoria y representación judicial y administrativa en los procedimientos de regularización de tenencia de la

tierra, logrando así contribuir al afianzamiento de su población. Se prevé una asignación de Bs. 1.800,0 millones para gastos de funcionamiento.

Su política se orienta a cumplir los siguientes objetivos:

- Apoyar en la generación de condiciones favorables para la participación de la sociedad y al fomento de la inversión pública y privada en el medio rural.

- Apoyar en la correcta funcionalidad de los espacios físicos aptos para el desarrollo de actividades agrícolas.

- Promover la organización de pequeños y medianos productores (cooperativas, asociaciones, microempresas) para la producción, transformación y comercialización de productos agrícolas.

- Orientar su labor a favor de los pequeños y medianos productores rurales, de los indígenas y a la armonización de la población con el ambiente.

- Inducir la organización y responsabilidad de los pobladores rurales en la solución de conflictos por vía conciliatoria.

FUNDACION DE CAPACITACION E INNOVACION PARA EL DESARROLLO RURAL (CIARA)

Su objetivo fundamental es contribuir de forma eficaz con el desarrollo rural sostenible del país, promoviendo el mejoramiento de la calidad de vida de los pequeños productores, a través de la creación y consolidación de organizaciones sociales que permitan elevar el nivel de ingreso y las condiciones socioeconómicas de las zonas rurales. En tal sentido, se ejecutarán las acciones siguientes:

- Consolidación del Programa de Comunidades Rurales Pobres (PRODECOP) en áreas rurales.

- Vinculación de Cajas Rurales con el sistema financiero nacional y fondos regionales.

- Promover la creación de organizaciones económicas productivas que generen valor agregado.

- Organizar eventos de capacitación técnica y socio-organizativos a los Coordinadores, Extensionistas, Promotores y Usuarios de Proyectos.

- Financiamiento de Proyectos Comunitarios financiados por el Fondo de Financiamiento de Iniciativas Comunitarias (FIC).

- Estimular la creación de empresas rurales.

- Incrementar el número de familias atendidas por el Programa de Extensión Agrícola a nivel Nacional.

Para el año 2003 se estima un aporte de Bs. 11.950,9 millones, destinando a gastos corrientes Bs. 5.508,9 millones y a gastos de capital Bs. 6.442,0 millones, para financiar los siguientes proyectos: Programa de Comunidades Pobres (PRODECOP), Proyecto de Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA), Programa de Desarrollo de Cadenas Agroproductivas en la Región Barlovento y Programa de Extensión Agrícola, financiados con Ley de Endeudamiento.

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

El Instituto Nacional de Desarrollo Rural (INDER), tiene por objetivo contribuir con el desarrollo rural integral del sector agrícola en materia de infraestructura, capacitación y extensión. Para el año 2003 se asignan recursos por la cantidad de Bs. 1.130,8 millones para cubrir gastos de funcionamiento y Bs. 20.966,8 millones para gastos de capital, orientados a la ejecución de obras infraestructura agrícola, Proyecto de Apoyo a las Comunidades

Rurales Pobres de los Estados Táchira, Mérida y Trujillo; Construcción de Grandes y Medianos Sistemas de Riego (El Diluvio-El Palmar, en el Estado Zulia) y la Rehabilitación de Grandes y Medianos Sistemas de Riego.

Dentro de sus principales acciones destacan:

- Coordinar y ejecutar las políticas y planes nacionales vinculados con el riego y el saneamiento de tierras.

- Construcción y mantenimiento de obras de infraestructura destinadas a cubrir las tierras bajo regadío.

- Promover los programas de capacitación y adiestramiento de la población del medio rural.

- Estimular programas de innovación tecnológicas para el desarrollo sustentable.

- Desarrollar y consolidar las condiciones socioeconómicas y la calidad de vida de las comunidades rurales, apoyando la creación de organizaciones para la autogestión de los sistemas de riego y el saneamiento de tierras.

INSTITUTO NACIONAL DE TIERRAS (INTI)

La política general del Instituto Nacional de Tierras (INTI), se enmarca, en primer lugar, en la instrumentación de la Ley de Tierra y Desarrollo Agrario, a través de la administración, redistribución de las tierras con vocación agraria y la regularización de la posesión de las mismas, estimulando y fortaleciendo las condiciones socioeconómicas y la calidad de vida del pequeño y mediano productor. El Ministerio de Agricultura y Tierras para el año 2003, ha destinado un aporte de Bs. 4.547,8 millones para financiar gastos corrientes y para gastos de capital la cantidad de Bs. 8.021,6 millones, donde destacan los siguientes proyectos de la Ley de Endeudamiento; Programa de Afectación de Tierras y Bienhechurías; Censo de Aguas con Fines de Uso Agrario, Saneamiento Catastral y Jurídico de Tierras, Registro de Predios para Inventariar las Tierras Transferidas al IAN y Formulación y Establecimiento de Proyectos Agroproductivos.

Para la concreción de esa política se llevarán a cabo los siguientes objetivos:

- Adoptar las medidas que estime pertinentes para la transformación de todas las tierras ubicadas dentro de las poligonales rurales, en unidades económicas productivas.

- Otorgar, renovar y revocar certificados de clasificación de fincas, en los cuales se determinará su condición de finca productiva, finca mejorable o finca ociosa.

- Determinar el carácter de ociosas o incultas que tengan las tierras ubicadas dentro de las poligonales rurales e intervenir las tierras que tengan tal carácter, de conformidad con lo previsto en este Decreto Ley.

- Conocer, decidir y revocar la procedencia de la adjudicación de tierras, así como otorgar los títulos de adjudicación permanente.

- Iniciar de oficio o por denuncia el procedimiento de rescate de las tierras de su prioridad, que se encuentran ocupadas irregularmente.

- Ordenar la apertura dèl procedimiento de expropiación y solicitar la expropiación forzosa por ante el respectivo tribunal.

SERVICIO AUTONOMO DE SANIDAD AGROPECUARIA (SASA)

El Servicio Autónomo de Sanidad Agropecuaria (SASA) tiene como objetivo el estudiar, prevenir, combatir y erradicar las enfermedades, plagas y demás agentes morbosos perjudiciales para los animales y vegetales; así como garantizar la calidad de los productos, subproductos e insumos agropecuarios; y mantener como elemento fundamental la ejecución de programas fitosanitarios y zoosanitarios de prevención, control y erradicación a nivel nacional.

Para el año 2003, se le asigna un aporte de Bs. 4.244,2 millones, orientado a gastos de funcionamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Implementación de Políticas para el Desarrollo Rural	Política	1	59.531.279.325
TOTAL			59.531.279.325

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	324.121.281
	- Recursos Ordinarios	324.121.281
4.02	Materiales y Suministros	142.437.600
	- Recursos Ordinarios	99.706.320
	- Otras Fuentes de Financiamiento	42.731.280
4.03	Servicios No Personales	2.852.083.080
	- Recursos Ordinarios	802.492.656
	- Gestión Fiscal	583.494.880
	- Otras Fuentes de Financiamiento	1.466.095.544
4.05	Activos Financieros	2.000.000.000
	A0840- Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	
	Inversión Financiera	2.000.000.000
	— Programas y Proyectos	
	• Programa de Fortalecimiento para la Ganadería Bufalina	2.000.000.000
4.07	Transferencias	54.212.637.364
	A0031- Instituto Agrario Nacional (IAN)	**1.550.490.000**
	Transferencias Corrientes	1.550.490.000
	— Recursos Ordinarios	1.000.000.000
	— Gestión Fiscal	550.490.000
	A0070- Procuraduría Agraria Nacional (PAN)	**1.800.000.000**
	Transferencias Corrientes	1.800.000.000
	— Recursos Ordinarios	700.000.000
	— Gestión Fiscal	600.000.000
	— Otras Fuentes de Financiamiento	500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	A0302- Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	**11.950.880.001**
	Transferencias Corrientes	5.508.878.646
	− Recursos Ordinarios	550.000.000
	− Gestión Fiscal	807.000.000
	− Gestión Fiscal (Programa de Extensión Agrícola)	1.728.600.500
	− Programas y Proyectos	2.423.278.146
	• Programa de Extensión Agrícola	322.000.000
	• Proyecto de Apoyo a Pequeños Productores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA)	683.961.200
	• Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	632.986.000
	• Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	784.330.946
	Transferencias de Capital	6.442.001.355
	− Gestión Fiscal (Programa de Extensión Agrícola)	159.075.384
	− Otras Fuentes de Financiamiento (Programa de Extensión Agrícola)	149.824.117
	− Programas y Proyectos	6.133.101.854
	• Programa de Extensión Agrícola	3.678.000.000
	• Proyecto de Apoyo a Pequeños Productores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA)	386.198.800
	• Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	1.030.344.000
	• Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	1.038.559.054
	A0933- Instituto de Desarrollo Rural (INDER)	**22.097.659.675**
	Transferencias Corrientes	1.130.803.901
	− Recursos Ordinarios	815.401.950
	− Gestión Fiscal	315.401.951
	Transferencias de Capital	20.966.855.774
	− Gestión Fiscal (Construcción y Mantenimiento de Obras)	5.466.855.774
	− Programas y Proyectos	15.500.000.000
	• Rehabilitación de Grandes y Medianos Sistemas de Riego a Nivel Nacional	4.000.000.000
	• Proyecto de Apoyo a las Comunidades Rurales de los Estados Táchira, Mérida y Trujillo	1.500.000.000
	• Construcción de Grandes y Medianos Sistemas de Riego (El Diluvio-El Palmar, Edo. Zulia)	10.000.000.000
	A0935- Instituto Nacional de Tierras (INTI)	**12.569.407.688**
	Transferencias Corrientes	4.547.764.578
	− Recursos Ordinarios	2.646.857.648
	− Gestión Fiscal	1.700.906.930
	− Otras Fuentes de Financiamiento	200.000.000
	Transferencias de Capital	8.021.643.110
	− Gestión Fiscal	7.260.821.555
	− Otras Fuentes de Financiamiento	760.821.555

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	– Programas y Proyectos	6.500.000.000
	• Programa de Afectación de Tierras y Bienhechurías	1.000.000.000
	• Formulación y Establecimiento de Proyectos Agroproductivos	2.000.000.000
	• Censo de Aguas con Fines de Uso Agrario	500.000.000
	• Saneamiento Catastral y Jurídico de Tierras	2.000.000.000
	• Registro de Predios para Inventariar las Tierras Transferidas al IAN	1.000.000.000
	A0078- Servicio Autónomo de Sanidad Agropecuaria (SASA)	**4.244.200.000**
	Transferencias Corrientes	4.244.200.000
	– Recursos Ordinarios	1.944.200.000
	– Gestión Fiscal	800.000.000
	– Otras Fuentes de Financiamiento	1.500.000.000
	TOTAL	**59.531.279.325**

PROGRAMA: 03 Desarrollo de Circuitos Agroproductivos y Agroalimentarios

UNIDAD EJECUTORA: Despacho del Viceministro de Circuitos Agroproductivos y Agroalimentarios

Tiene como objetivo formular y coordinar las políticas, planes, programas y proyectos orientados al desarrollo de los circuitos agroproductivos y agroalimentarios, de acuerdo con los lineamientos previstos por el Gabinete Ministerial. Entre las acciones más relevantes destacan las siguientes:

- Inspeccionar, controlar y supervisar la calidad de los productos agroalimentarios primarios y procesados, destinados al consumo humano y animal, para el abastecimiento del mercado nacional e internacional.

- Diseñar y promover estrategias para equilibrar la oferta y la demanda de los circuitos agroproductivos y agroalimentarios.

- Determinar la demanda de productos agrícolas y agroalimentarios a corto, mediano y largo plazo.

- Establecer llos lineamientos que permitan articular la producción nacional con el consumo.

- Coordinar el proceso de concertación referido a la comercialización y mercadeo de productos agrícolas frescos y procesados, así como de insumos agrícolas, con los organismos competentes.

GOBERNACIONES

Se transfieren a las Gobernaciones recursos por la cantidad de Bs. 11.000,0 millones, para el Programa de Abastecimiento (PROAL), orientado a garantizar la presencia de los centros de acopio a nivel nacional, para el establecimiento de centros de acopio mediante la concertación de precios con representantes de la agroindustria nacional, orientado a garantizar la distribución de alimentos de alto componente nutricional y con descuentos significativos de precios accesibles a la población de menores recursos.

COMPLEJO AGROINDUSTRIAL AZUCARERO EZEQUIEL ZAMORA (CAAEZ)

Este organismo tiene como objetivo estratégico el despliegue de las actividades vinculadas con el cultivo, producción, compra, venta, industrialización y comercio de la caña de azúcar y sus derivados, la investigación y docencia en el sector azucarero y en general cualquier otra actividad relacionada con el desarrollo de la industria azucarera en la región, así como garantizar una alta y eficiente producción de azucares y derivados en correspondencia con los planes trazados, preservando y enriqueciendo el medio ambiente y aumentando la calidad de vida de la población de la zona involucrada en el proyecto.

A tal fin se le asigna un aporte por la cantidad de Bs. 5.093,9 millones, de los cuales Bs. 93,9 millones son para gastos corrientes y Bs. 5.000,0 millones para gastos de capital, por concepto de la Ley de Endeudamiento, para el Proyecto de Rehabilitación del Complejo Agroindustrial Azucarero Ezequiel Zamora.

INSTITUTO AUTONOMO NACIONAL DE PESCA Y ACUACULTURA (INAPESCA)

El Ejecutivo Nacional mediante Decreto N° 1.524 con fuerza de Ley de Pesca y Acuacultura, publicado en Gaceta Oficial N° 37.323 de fecha 13-11-2001, y promulgada el 11 de Diciembre del mismo año, se crea el Instituto Autónomo Nacional de Pesca y Acuacultura (INAPESCA), con la creación de este Instituto se inicia una nueva etapa en el sector pesquero nacional, con un marco jurídico moderno acorde con la realidad del país, asegurando la conservación y el aprovechamiento racional de los recursos hidrobiológicos del país. Para el año 2003, se prevé una asignación de Bs. 587,1 millones para gastos corrientes y para gastos de capital Bs. 1.813,4 millones, de los cuales corresponden Bs. 900,0 millones a Ley de Endeudamiento 2003, para los Proyectos: Construcción de un Centro de Acopio de Insumos y Productos Pesqueros (Puerto de Piacoa), Programa para el Fortalecimiento del Sector Acuícola y Pesquero Artesanal; Programa para el Fortalecimiento de Granjas Acuícolas y Programa de Insumos Pesqueros.

Dentro de las acciones más importantes tenemos:

- Promover el desarrollo integral del sector pesquero y de acuacultura.

- Asegurar la disponibilidad de productos para atender la demanda nacional.

- Modernizar la flota pesquera nacional.

- Contribuir con el bienestar y desarrollo del pescador artesanal.

- Otorgar permisos de pesca a nivel nacional.

CORPORACIÓN DE ABASTECIMIENTO Y SERVICIOS AGRÍCOLAS, S. A. (CASA)

La Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA), tiene como misión participar activamente en las cadenas agroproductivas, mediante la prestación de servicios agrícolas, la gerencia estratégica de sus instalaciones y la comercialización de productos del agro, a los fines de contribuir con criterios de excelencia a la seguridad alimentaría de la población venezolana.

En tal sentido tiene como objetivos :

- Recuperar la capacidad de almacenamiento de las plantas de silos, a través del mantenimiento, reparaciones y construcciones de la infraestructura, con la finalidad de maximizar el aprovechamiento de su capacidad.

- Prestar servicio de apoyo a la producción agrícola mediante la recepción, acondicionamiento, almacenaje y despacho de la producción agrícola

- Fortalecer la rentabilidad de las inversiones de la Corporación.

Para el año 2003, se estima un aporte por Bs. 3.000,0 millones por Ley de Endeudamiento, para la ejecución de los Proyectos de Recuperación de 6 plantas de Silos y Recuperación de 2 Frigoríficos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Implementación de Políticas para el Desarrollo de los Circuitos Agroproductivos	Política	1	24.827.236.678
TOTAL			24.827.236.678

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.486.508.262
	- Recursos Ordinarios	2.017.897.755
	- Otras Fuentes de Financiamiento	468.610.507
4.02	Materiales y Suministros	179.360.454
	- Recursos Ordinarios	125.552.318
	- Otras Fuentes de Financiamiento	53.808.136
4.03	Servicios No Personales	666.976.803
	- Recursos Ordinarios	533.581.443
	- Otras Fuentes de Financiamiento	133.395.360
4.07	Transferencias	21.494.391.159
	E1000- Gobernaciones	**11.000.000.000**
	Transferencias Corrientes	11.000.000.000
	• Programa de Alimentos Estratégicos (PROAL)	
	– Recursos Ordinarios	8.522.720.919
	– Gestión Fiscal	297.600.000
	– Otras Fuentes de Financiamiento	2.179.679.081
	A0845- Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)	**5.093.910.240**
	Transferencias Corrientes	93.910.240
	– Gestión Fiscal	21.955.120
	– Otras Fuentes de Financiamiento	71.955.120
	Transferencias de Capital	5.000.000.000
	– Programas y Proyectos	5.000.000.000
	• Rehabilitación del Complejo Agroindustrial Azucarero Ezequiel Zamora	5.000.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
	A0844- Instituto Nacional de Pesca (INAPESCA)	**2.400.480.919**
	Transferencias Corrientes	587.111.189
	– Recursos Ordinarios	587.111.189
	Transferencias de Capital	1.813.369.730
	– Recursos Ordinarios	132.673.946
	• Acuicultura Intensiva y Extensiva	82.673.946
	• Insumos Pesqueros	50.000.000
	– Gestión Fiscal	365.347.892
	• Acuicultura Intensiva y Extensiva	149.932.666
	• Insumos Pesqueros	215.415.226
	– Otras Fuentes de Financiamiento	415.347.892
	• Acuicultura Intensiva y Extensiva	157.099.594
	• Insumos Pesqueros	258.248.298
	– Programas y Proyectos	900.000.000
	• Construcción de un Centro de Acopio de Insumos y Productos Pesqueros Artesanal (Puerto de Piacoa)	100.000.000
	• Programa para el Fortalecimiento del Sector Acuícola y Pesquero Artesanal	200.000.000
	• Programa para el Fortalecimiento de Granjas Acuícolas	160.000.000
	• Programa de Insumos Pesqueros	440.000.000
	A0641- Corporación de Abastecimiento y Servicios Agrícolas, S. A. (CASA)	**3.000.000.000**
	Transferencias de Capital	3.000.000.000
	– Programas y Proyectos	3.000.000.000
	• Recuperación de 6 Plantas de Silos	2.000.000.000
	• Recuperación de 2 Frigoríficos	1.000.000.000
	TOTAL	**24.827.236.678**

Ministerio de
Educación Superior

MINISTERIO DE EDUCACIÓN SUPERIOR

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

Al Ministerio de Educación Superior (MES) le corresponderá asesorar, formular y ejecutar políticas, planes y proyectos, que permitan el mejoramiento de la calidad, la equidad y la pertinencia de la educación superior en la búsqueda permanente de la excelencia académica, a partir de la evaluación continua de sus componentes. La existencia de un personal altamente calificado y una estructura organizativa de alta eficiencia y eficacia, sustentada en un modelo participativo y democrático, permitirá asegurar que la formación del talento humano en educación superior, tanto formal como no formal, esté en función de los requerimientos del desarrollo del país.

El MES, ente rector del sistema de educación superior integrado, estará conformado por instituciones de calidad académica elevada, orientadas a la producción y transmisión del conocimiento para la solución de los problemas regionales y nacionales, involucrándose con las comunidades y su gente, en concordancia con los planes de desarrollo de Venezuela.

Este Marco Institucional nos conduce a precisar las competencias que normalizan las actividades del Ministerio de Educación Superior, de acuerdo al Decreto N° 1.634 de fecha 11-01-2002, publicado en Gaceta Oficial N° 37.362, las cuales se citan:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de educación superior, lo cual comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educacional en ese nivel.

- Realizar y mantener actualizados los estudios pertinentes para determinar las necesidades de formación profesional e intelectual permanente, para el desarrollo del país.

- Definir y coordinar el proceso de formulación, ejecución, seguimiento, evaluación y redireccionamiento de las políticas dirigidas a la formación profesional e intelectual de jóvenes y adultos, con los diferentes actores sociales involucrados.

- Coordinar el proceso de organización del Sistema de Educación Superior, como el conjunto de instituciones que con criterios de calidad y equidad, forman, actualizan y desarrollan el talento humano para la generación de conocimiento, la investigación, la innovación y el desarrollo tecnológico que el país requiere.

- Diseñar y mantener actualizado el Sistema Nacional de Información sobre la oferta y demanda en el Sistema de Educación Superior.

- Coordinar con el Ministerio de Ciencia y Tecnología y con el sector privado, el diseño de programas de investigación sobre el proceso de transformación del país.

- Evaluar permanentemente la adecuación del Sistema de Educación Superior a las necesidades del desarrollo del país.

- Coordinar con los sectores productores de bienes y servicios, la adecuación de la oferta de empleos a la cantidad y calificación de los egresados del sistema de educación superior.

- Determinar la creación de áreas prioritarias para la formación profesional.

- Establecer los criterios para la creación de nuevas universidades, institutos universitarios de tecnología, colegios universitarios y politécnicos y otros entes de educación superior.

- Coordinar con las instituciones de educación superior todo lo relacionado con las políticas, criterios y mecanismos para el ingreso a ese nivel.

- Refrendar los títulos expedidos por los institutos universitarios, institutos politécnicos, colegios universitarios y universidades privadas, y los otorgados por los países firmantes de los convenios de cooperación internacional.

- Las demás que le atribuyan las leyes y otros actos normativos.

La política presupuestaria del Ministerio de Educación Superior estará enmarcada dentro del Plan de Desarrollo Económico y Social de la Nación 2001-2007, por ello vincula los lineamientos estratégicos establecidos por el Ejecutivo Nacional en el Plan Operativo Anual 2003 con una formulación presupuestaria acorde y dirigida a desarrollar el asesoramiento, formulación, ejecución, evaluación e impacto de políticas, planes y proyectos, que permitan el mejoramiento de la calidad, equidad y la pertinencia social de la educación superior en la búsqueda permanente de la excelencia académica mediante acciones destinadas al logro de:

- Planificación educativa y prospectiva.

- Carrera Académica.

- Evaluación Institucional.

- Programas de Dotación.

- Programas de Investigación y Extensión.

- Programas de Asistencia Social al Estudiante.

- Mejoramiento del Desempeño Estudiantil.

- Ingreso al Sistema de Educación Superior (Admisión)

Cabe destacar que las acciones desplegadas por este Despacho persiguen fortalecer el papel del Estado, mediante la consolidación del Ministerio de Educación Superior como ente rector del sector y coadyuvar en el mejoramiento de la capacidad supervisora y reguladora de las instituciones del Estado, mediante la implantación del sistema de evaluación y acreditación de las instituciones de educación superior y del establecimiento del proceso de evaluación de la gestión financiera, buscando ampliar la cobertura de las instituciones de educación superior a través de nuevas instituciones, apertura de extensiones y programas académicos, con el propósito de extender oportunidades de estudio a la población de menores recursos ubicados en distintas regiones del país y todo lo desplegado sólo es parte de la decidida confluencia de esfuerzo técnico y de voluntad emprendido para alcanzar la directriz estratégica que orienta a nuestros planes y proyectos: garantizar la equidad en el acceso y mejorar el desempeño estudiantil para una educación superior de calidad con pertinencia social.

Los objetivos de dicha política se pueden resumir de la siguiente manera:

- Mejorar la calidad de la educación superior en el cumplimiento de sus funciones fundamentales: docencia, investigación y extensión.

- Lograr una mayor pertinencia social para que las funciones, actividades y programas de las *instituciones de educación superior satisfagan las demandas de la sociedad.*

- Mejorar la equidad en el acceso y el desempeño para que todos los aspirantes calificados tengan iguales condiciones en el ingreso y el desempeño de una educación superior de calidad.

- Optimizar la eficiencia en la gestión, a fin de asegurar un financiamiento apropiado y el uso racional de los recursos asignados.

- Reorganizar el sistema de educación superior para que se rescate el papel rector del MES, se corrijan situaciones irregulares y se asegure la articulación entre las diferentes instancias e instituciones del sector.

Este escenario que se ha diseñado según los objetivos y acciones señaladas, contempla algunos programas y proyectos que serán financiados a través de la Ley de Endeudamiento 2003 por un monto de Bs. 21.417,2 millones los cuales se describen a continuación:

Programas o Proyectos	(En Millones de Bs.)
Modernización de la Educación Técnica	8.000,0
Actualización Académica para la Pertinencia Social de las Universidades	5.000,0
Proyecto Mérito Estudiantil	150,0
Proyecto Diagnóstico de Necesidades Estudiantiles	100,0
Proyecto de Orientación Profesional para Estudiantes de todos los Niveles Educativos	50,0
Creación de la Oficina de Atención al Estudiante y Defensorías Estudiantiles (OFAES)	280,0
Proyecto Institucional de Mejoramiento Continuo del Desempeño Estudiantil	837,2
Programa de Apoyo Económico Estudiantil	3.500,0
Dotación de Vehículos de Transporte Estudiantil	1.500,0
Planta Física – Universidad Centro Occidental Lisandro Alvarado	2.000,0

A través de la Oficina de Planificación del Sector Universitario se viene desarrollando el Proyecto Alma Mater. Este proyecto tiene como objetivo fundamental el "Mejoramiento de la Calidad y de la Equidad de la Educación Universitaria en Venezuela. El proyecto cubre parte de las acciones que ha definido el Gobierno Nacional en el marco de los programas que se derivan de la Política de Educación Superior.

El eje central de la política educativa y en particular de la educación superior es "calidad y equidad con pertinencia social", en ese sentido, se han definido los siguientes subcomponentes:

Sistema de Evaluación y Acreditación de las Universidades

El sistema de evaluación tiene como objetivo la evaluación de las universidades y programas en sus instancias sistémicas: en su creación, durante su funcionamiento o desarrollo y en sus logros y resultados.

El sistema de acreditación es considerado como un proceso evaluativo que reconoce y certifica la calidad de una institución universitaria o de alguno de sus elementos o componentes. Esto, a parte de generar un mejoramiento de la calidad en la enseñanza, logra producir un incentivo a la competencia entre las distintas instituciones.

Sistema para la Asignación, Distribución, Seguimiento y Control Presupuestario

A través de este sistema se determinará técnicamente los recursos necesarios para un funcionamiento cabal de las universidades, que considere el desempeño institucional para la asignación de los recursos adicionales y que incorpore instrumentos de evaluación de la efectividad y la eficiencia en la gestión de los recursos financieros del sector.

Postgrados y Unidades de Investigación

Consiste en fortalecer los postgrados nacionales, la flexibilidad de sus programas, su acreditación, la adecuación del tiempo de duración de los mismos, su obligatoria y necesaria vinculación con las unidades de investigación activas y productivas, como también incluye el financiamiento para complementar la dotación de insumos básicos, dirigidos hacia aquellas unidades de investigación que acepten estudiantes tesistas y de los proyectos de tesis doctorales.

Dotación de Bibliotecas y Creación de Salas de Computación con Acceso a Internet

Automatizar y dotar las bibliotecas, con la finalidad de asegurar una dotación básica de los recursos bibliográficos indispensables para el desempeño de las actividades académicas de pregrado de las universidades. Está orientado también a asegurar las condiciones mínimas indispensables que garanticen la prestación de servicios de calidad, a racionalizar los recursos que se invierten en la adquisición de material bibliográfico y a crear las condiciones que permitan en el ámbito académico el manejo de las herramientas básicas de computación y el uso de Internet por parte principalmente de los estudiantes de bajos recursos, a fin de garantizar la equidad en la prosecución.

Modificación del Sistema Nacional de Admisión de Educación Superior

Tiene como finalidad elevar el número de estudiantes asignados a las universidades a través del Sistema Nacional de Admisión en la Educación Superior, que permita aumentar en forma importante el porcentaje actual asignado por el Programa Nacional de Admisión que administra CNU-OPSU, mejorar la predictibilidad de las pruebas de admisión (nacional y especiales) y atender a criterios de equidad social, que garantice el ingreso de los estudiantes al sistema de educación superior de forma proporcional al número de demandantes de los distintos estratos sociales, haciendo énfasis en la medición entre pares.

Equidad en el Acceso y Optimización del Desempeño de los Estudiantes de Educación Universitaria

Está destinado a elevar la tasa de ingreso a las universidades de estudiantes pertenecientes a sectores económica y socialmente desfavorecidos, considerando su procedencia de instituciones públicas y sus lugares de procedencia geográfica. Crear condiciones que posibiliten optimizar el desempeño estudiantil y disminuir la tasa de deserción de los estudiantes de bajos recursos.

METAS
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Ejecutar las políticas diseñadas por el Despacho del Ministro a través de las actividades administrativas, pesquisas de recursos humanos, legales, así como también de recursos financieros	Trámites Administrativos	1	2.600.890.664.272
Diseño, formulación e instrumentación de políticas académicas para el sistema de educación superior, que contribuyan a mejorar los procesos de docencia, investigación y extensión del sector	Políticas y/o Proyectos	6	13.646.236.303
Diseño, formulación e instrumentación de políticas estudiantiles que fortalezcan la calidad, equidad y pertinencia de la educación superior	Políticas y/o Proyectos	7	7.096.579.425
TOTAL			**2.621.633.480.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	2.600.890.664.272
02	Políticas Académicas	13.646.236.303
03	Políticas Estudiantiles	7.096.579.425
	TOTAL	**2.621.633.480.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.582.029.735
	- Recursos Ordinarios	3.058.630.832
	- Gestión Fiscal	597.089.823
	- Programas y Proyectos	50.000.000
	- Otras Fuentes de Financiamiento	876.309.080
4.02	Materiales y Suministros	1.558.007.544
	- Recursos Ordinarios	369.513.503
	- Gestión Fiscal	57.405.549
	- Programas y Proyectos	1.022.500.000
	- Otras Fuentes de Financiamiento	108.588.492
4.03	Servicios no Personales	5.661.665.921
	- Recursos Ordinarios	1.207.310.218
	- Gestión Fiscal	240.762.980
	- Programas y Proyectos	3.937.180.000
	- Otras Fuentes de Financiamiento	276.412.723
4.04	Activos Reales	11.387.576.800
	- Recursos Ordinarios	428.130.452
	- Gestión Fiscal	95.709.548
	- Programas y Proyectos	10.802.500.000
	- Otras Fuentes de Financiamiento	61.236.800
4.07	Transferencias	2.598.444.200.000
	- Recursos Ordinarios	1.548.267.314.995
	- Gestión Fiscal	360.449.232.100
	- Programas y Proyectos	5.605.000.000
	- Otras Fuentes de Financiamiento	684.122.652.905
	TOTAL	**2.621.633.480.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	183	1.073.417.820
- Directivo	34	435.981.050
- Profesional y Técnico	99	515.955.454
- Personal Administrativo	21	54.677.436
- Obreros	29	66.803.880
Personal Contratado	20	288.000.000
- Empleados	20	288.000.000
TOTAL	**203**	**1.361.417.820**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y
SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	11	23.778.360
II	190.081 - 208.400	17	40.328.040
III	208.401 - 258.400	26	68.445.908
IV	258.401 - 308.400	1	3.286.874
V	308.401 - 358.400	26	106.218.496
VI	358.401 - 408.400	9	41.154.796
VII	408.401 - 458.400	16	80.949.720
VIII	458.401 - 508.400	20	112.592.056
IX	508.401 - 558.400	15	95.600.088
X	558.401 - 608.400	4	27.186.032
XI	608.401 - 658.400	16	125.118.960
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	8	76.007.920
XV	808.401 - 858.400		
XVI	858.401 - 908.400	11	114.114.336
XVII	908.401 Y MÁS	23	446.636.234
TOTAL		**203**	**1.361.417.820**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0011	Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades	81.850.711.750
	- Recursos Ordinarios	54.761.445.186
	- Gestión Fiscal	11.377.248.933
	- Otras Fuentes de Financiamiento	15.712.017.631
A0128	Universidades Nacionales	2.140.004.946.232
	- Recursos Ordinarios	1.243.813.130.995
	- Gestión Fiscal	297.182.687.526
	- Programas y Proyectos	2.000.000.000
	- Otras Fuentes de Financiamiento	597.009.127.711
A0307	Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (F.A.M.E.S.)	2.500.000.000
	- Recursos Ordinarios	1.674.750.000
	- Gestión Fiscal	347.500.000
	- Otras Fuentes de Financiamiento	477.750.000
A0333	Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	38.363.500.000
	- Recursos Ordinarios	25.699.708.650
	- Gestión Fiscal	5.332.526.500
	- Otras Fuentes de Financiamiento	7.331.264.850
A0366	Fundación Instituto Botánico de Venezuela "Doctor Tobías Laser"	1.124.903.768
	- Recursos Ordinarios	654.055.520
	- Gestión Fiscal	156.361.624
	- Otras Fuentes de Financiamiento	314.486.624
A3001	Institutos y Colegios Universitarios	312.636.138.250
	- Recursos Ordinarios	209.434.949.014
	- Gestión Fiscal	43.456.423.217
	- Otras Fuentes de Financiamiento	59.744.766.019
TOTAL		**2.576.480.200.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	17.350.000.000
4.07	01	00	00	Transferencias Corrientes Internas	13.777.800.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	13.777.800.000
4.07	01	01	10	Subsidios Educacionales al Sector Privado	11.827.300.000
				- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	2.284.900.000
				- S0622 Fundación La Salle de Ciencias Naturales	9.506.400.000
				- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	26.000.000
				- S1508 Instituto Universitario de la Audición y el Lenguaje	10.000.000
4.07	01	01	11	Subsidios a Universidades Privadas	1.950.500.000
				- S0818 Universidad Santa Rosa	3.000.000
				- S0978 Universidad Andina Simón Bolívar	362.500.000
				- S0979 Universidad Católica Andrés Bello	610.000.000
				- S0980 Universidad Católica del Táchira	910.000.000
				- S0981 Universidad Cecilio Acosta	40.000.000
				- S0990 Universidad Rafael Urdaneta	25.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	3.572.200.000
4.07	99	01	00	Transferencias Corrientes Diversas	3.572.200.000
				- S0109 Asociación para el Progreso de la Investigación Universitaria (A.P.I.U.)	2.000.000
				- S1507 Programa de Crédito Educativo a Estudiantes de Educación Superior	3.570.200.000

PROGRAMA: 01 ACTIVIDADES CENTRALES

UNIDAD EJECUTORA: ADMINISTRACION Y SERVICIOS

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Ejecutar las políticas diseñadas por el Despacho del Ministro, a través de las actividades administrativa, presupuestarias, de recursos humanos, legales, así como también de recursos financieros	Trámites Administrativos	1	2.600.890.664.272
TOTAL			**2.600.890.664.272**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.653.266.695
	- Recursos Ordinarios	2.456.015.069
	- Gestión Fiscal	494.600.284
	- Otras Fuentes de Financiamiento	702.651.342
4.02	Materiales y Suministros	335.334.856
	- Recursos Ordinarios	240.936.364
	- Gestión Fiscal	30.000.000
	- Otras Fuentes de Financiamiento	64.398.492
4.03	Servicios no Personales	1.520.905.921
	- Recursos Ordinarios	1.034.730.218
	- Gestión Fiscal	240.762.980
	- Otras Fuentes de Financiamiento	245.412.723
4.04	Activos Reales	541.956.800
	- Recursos Ordinarios	390.210.452
	- Gestión Fiscal	95.709.548
	- Otras Fuentes de Financiamiento	56.036.800
4.07	Transferencias	2.594.839.200.000
	- Recursos Ordinarios	1.548.267.314.995
	- Gestión Fiscal	360.449.232.100
	- Otras Fuentes de Financiamiento	684.122.652.905
	- Programas y Proyectos	
	Planta Física – Universidad Centro Occidental Lisandro Alvarado	2.000.000.000
	TOTAL	**2.600.890.664.272**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	121	736.054.484
- Directivo	25	342.484.034
- Profesional y Técnico	52	287.643.470
- Personal Administrativo	15	39.123.100
- Obreros	29	66.803.880
Personal Contratado	20	288.000.000
- Empleados	20	288.000.000
TOTAL	**141**	**1.024.054.484**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	2.576.480.200.000
4.07	01	00	00	Transferencias Corrientes Internas	2.566.480.200.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	2.566.480.200.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	2.171.993.350.000
				Universidades Nacionales	2.130.004.946.232
				- A0093 Universidad Central de Venezuela (U.C.V.)	373.636.433.580
				- Recursos Ordinarios	217.244.335.864
				- Gestión Fiscal	51.935.464.267
				- Otras Fuentes de Financiamiento	104.456.633.449
				- A0089 Universidad Centro Occidental Lisandro Alvarado (U.C.L.A.)	104.428.609.948
				- Recursos Ordinarios	60.718.179.423
				- Gestión Fiscal	14.515.576.783
				- Otras Fuentes de Financiamiento	29.194.853.742
				- A0094 Universidad de Carabobo (U.C.)	241.750.066.956
				- Recursos Ordinarios	140.561.326.521
				- Gestión Fiscal	33.603.259.307
				- Otras Fuentes de Financiamiento	67.585.481.128
				- A0083 Universidad de Los Andes (U.L.A.)	252.683.827.489
				- Recursos Ordinarios	146.918.569.371
				- Gestión Fiscal	35.123.052.021
				- Otras Fuentes de Financiamiento	70.642.206.097
				- A0082 Universidad de Oriente (U.D.O.)	180.659.534.004
				- Recursos Ordinarios	105.041.310.094
				- Gestión Fiscal	25.111.675.227
				- Otras Fuentes de Financiamiento	50.506.548.683
				- A0080 Universidad del Zulia (L.U.Z)	257.106.668.249
				- Recursos Ordinarios	149.490.152.378
				- Gestión Fiscal	35.737.826.887
				- Otras Fuentes de Financiamiento	71.878.688.984
				- A0087 Universidad Nacional Abierta (U.N.A.)	48.111.967.923
				- Recursos Ordinarios	27.973.857.952
				- Gestión Fiscal	6.687.563.541
				- Otras Fuentes de Financiamiento	13.450.546.430
				- A0088 Universidad Nacional Experimental de Guayana (U.N.E.G.)	22.526.689.317
				- Recursos Ordinarios	13.097.747.489
				- Gestión Fiscal	3.131.209.815
				- Otras Fuentes de Financiamiento	6.297.732.013

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (U.N.E.LL.E.Z.)	54.905.971.541
				- Recursos Ordinarios	31.924.111.918
				- Gestión Fiscal	7.631.930.044
				- Otras Fuentes de Financiamiento	15.349.929.579
				- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (U.N.E.R.G.)	25.247.946.130
				- Recursos Ordinarios	14.679.974.424
				- Gestión Fiscal	3.509.464.512
				- Otras Fuentes de Financiamiento	7.058.507.194
				- A0186 Universidad Nacional Experimental de Yaracuy (U.N.E.Y.)	3.789.393.584
				- Recursos Ordinarios	2.203.276.283
				- Gestión Fiscal	526.725.708
				- Otras Fuentes de Financiamiento	1.059.391.593
				- A0092 Universidad Nacional Experimental del Táchira (U.N.E.T.)	33.952.036.372
				- Recursos Ordinarios	19.740.814.679
				- Gestión Fiscal	4.719.333.056
				- Otras Fuentes de Financiamiento	9.491.888.637
				- A0096 Universidad Nacional Experimental Francisco de Miranda (U.N.E.F.M.)	40.080.094.158
				- Recursos Ordinarios	23.303.866.149
				- Gestión Fiscal	5.571.133.088
				- Otras Fuentes de Financiamiento	11.205.094.921
				- A0912 Universidad Nacional Experimental Marítima del Caribe (U.M.C.)	6.940.435.199
				- Recursos Ordinarios	4.035.394.036
				- Gestión Fiscal	964.720.493
				- Otras Fuentes de Financiamiento	1.940.320.670
				- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (U.N.E.X.P.O.)	68.355.229.162
				- Recursos Ordinarios	39.743.946.328
				- Gestión Fiscal	9.501.376.853
				- Otras Fuentes de Financiamiento	19.109.905.981
				- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (U.N.E.F.A)	7.647.705.186
				- Recursos Ordinarios	4.446.623.735
				- Gestión Fiscal	1.063.031.021
				- Otras Fuentes de Financiamiento	2.138.050.430

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0085 Universidad Nacional Experimental Rafael María Baralt (U.N.E.R.M.B.)	25.644.055.528
				- Recursos Ordinarios	14.910.285.270
				- Gestión Fiscal	3.564.523.718
				- Otras Fuentes de Financiamiento	7.169.246.540
				- A0095 Universidad Nacional Experimental Simón Rodríguez (U.N.E.S.R.)	53.865.482.422
				- Recursos Ordinarios	31.319.137.811
				- Gestión Fiscal	7.487.302.057
				- Otras Fuentes de Financiamiento	15.059.042.554
				- A0208 Universidad Nacional Experimental Sur del Lago Jesús María Semprún (U.N.E.S.U.R.)	6.992.448.078
				- Recursos Ordinarios	4.065.636.010
				- Gestión Fiscal	971.950.283
				- Otras Fuentes de Financiamiento	1.954.861.785
				- A0090 Universidad Pedagógica Experimental Libertador (U.P.E.L.)	201.801.241.223
				- Recursos Ordinarios	117.333.784.090
				- Gestión Fiscal	28.050.372.530
				- Otras Fuentes de Financiamiento	56.417.084.603
				- A0086 Universidad Simón Bolívar (U.S.B.)	119.379.109.496
				- Recursos Ordinarios	69.410.884.559
				- Gestión Fiscal	16.593.696.220
				- Otras Fuentes de Financiamiento	33.374.528.717
				- A0128 Universidades Nacionales	500.000.687
				Otros Aportes	500.000.687
				- Recursos Ordinarios	290.716.611
				- Gestión Fiscal	69.500.095
				- Otras Fuentes de Financiamiento	139.783.981
				- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (F.A.M.E.S.)	2.500.000.000
				- Recursos Ordinarios	1.674.750.000
				- Gestión Fiscal	347.500.000
				- Otras Fuentes de Financiamiento	477.750.000
				- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	38.363.500.000
				- Recursos Ordinarios	25.699.708.650
				- Gestión Fiscal	5.332.526.500
				- Otras Fuentes de Financiamiento	7.331.264.850

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0366 Fundación Instituto Botánico de Venezuela "Doctor Tobías Laser"	1.124.903.768
				- Recursos Ordinarios	654.055.520
				- Gestión Fiscal	156.361.624
				- Otras Fuentes de Financiamiento	314.486.624
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	81.850.711.750
				- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades	81.850.711.750
				- Recursos Ordinarios	54.761.445.186
				- Gestión Fiscal	11.377.248.933
				- Otras Fuentes de Financiamiento	15.712.017.631
4.07	01	02	99	Transferencias Corrientes a otros Organismos del Sector Público	312.636.138.250
				Institutos y Colegios Universitarios.	312.636.138.250
				- A0009 Colegio Universitario Cecilio Acosta, Los Teques	12.565.574.619
				- Recursos Ordinarios	8.417.678.437
				- Gestión Fiscal	1.746.614.872
				- Otras Fuentes de Financiamiento	2.401.281.310
				- A0007 Colegio Universitario de Caracas	16.696.854.274
				- Recursos Ordinarios	11.185.222.678
				- Gestión Fiscal	2.320.862.744
				- Otras Fuentes de Financiamiento	3.190.768.852
				- A0006 Colegio Universitario Francisco de Miranda	10.111.993.520
				- Recursos Ordinarios	6.774.024.460
				- Gestión Fiscal	1.405.567.099
				- Otras Fuentes de Financiamiento	1.932.401.961
				- A0008 Colegio Universitario Profesor José Lorenzo Pérez Rodríguez	5.347.305.243
				- Recursos Ordinarios	3.582.159.782
				- Gestión Fiscal	743.275.429
				- Otras Fuentes de Financiamiento	1.021.870.032
				- A0923 Instituto de Tecnología del Estado Apure	1.111.572.726
				- Recursos Ordinarios	744.642.569
				- Gestión Fiscal	154.508.609
				- Otras Fuentes de Financiamiento	212.421.548
				- A0924 Instituto Universitario de Tecnología del Estado Barinas	1.181.211.982
				- Recursos Ordinarios	791.293.907
				- Gestión Fiscal	164.188.465
				- Otras Fuentes de Financiamiento	225.729.610

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0925 Instituto Universitario de Tecnología del Estado Bolívar	1.856.998.316
				- Recursos Ordinarios	1.244.003.172
				- Gestión Fiscal	258.122.766
				- Otras Fuentes de Financiamiento	354.872.378
				- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	16.664.873.062
				- Recursos Ordinarios	11.163.798.464
				- Gestión Fiscal	2.316.417.356
				- Otras Fuentes de Financiamiento	3.184.657.242
				- A0029 Instituto Universitario de Tecnología Alonso Gamero	17.188.521.907
				- Recursos Ordinarios	11.514.590.825
				- Gestión Fiscal	2.389.204.546
				- Otras Fuentes de Financiamiento	3.284.726.536
				- A0058 Instituto Universitario de Tecnología de Barlovento	4.773.876.210
				- Recursos Ordinarios	3.198.019.673
				- Gestión Fiscal	663.568.793
				- Otras Fuentes de Financiamiento	912.287.744
				- A0042 Instituto Universitario de Tecnología de Cabimas	18.399.034.078
				- Recursos Ordinarios	12.325.512.929
				- Gestión Fiscal	2.557.465.737
				- Otras Fuentes de Financiamiento	3.516.055.412
				- A0060 Instituto Universitario de Tecnología de Caripito	8.135.205.141
				- Recursos Ordinarios	5.449.773.924
				- Gestión Fiscal	1.130.793.515
				- Otras Fuentes de Financiamiento	1.554.637.702
				- A0045 Instituto Universitario de Tecnología de Cumaná	11.446.138.359
				- Recursos Ordinarios	7.667.768.087
				- Gestión Fiscal	1.591.013.232
				- Otras Fuentes de Financiamiento	2.187.357.040
				- A0032 Instituto Universitario de Tecnología de los Llanos	11.341.916.778
				- Recursos Ordinarios	7.597.950.050
				- Gestión Fiscal	1.576.526.432
				- Otras Fuentes de Financiamiento	2.167.440.296
				- A0036 Instituto Universitario de Tecnología de Puerto Cabello	9.418.284.958
				- Recursos Ordinarios	6.309.309.093
				- Gestión Fiscal	1.309.141.609
				- Otras Fuentes de Financiamiento	1.799.834.256

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0038 Instituto Universitario de Tecnología de Valencia	10.694.553.031
				- Recursos Ordinarios	7.164.281.075
				- Gestión Fiscal	1.486.542.871
				- Otras Fuentes de Financiamiento	2.043.729.085
				- A0035 Instituto Universitario de Tecnología de Yaracuy	10.207.086.614
				- Recursos Ordinarios	6.837.727.323
				- Gestión Fiscal	1.418.785.039
				- Otras Fuentes de Financiamiento	1.950.574.252
				- A0048 Instituto Universitario de Tecnología del Oeste Mariscal Sucre	5.514.107.180
				- Recursos Ordinarios	3.693.900.400
				- Gestión Fiscal	766.460.898
				- Otras Fuentes de Financiamiento	1.053.745.882
				- A00531 Instituto Universitario de Tecnología Doctor Delfín Mendoza, Tucupita	7.963.583.000
				- Recursos Ordinarios	5.334.804.252
				- Gestión Fiscal	1.106.938.037
				- Otras Fuentes de Financiamiento	1.521.840.711
				- A0039 Instituto Universitario de Tecnología del Estado Trujillo	13.915.310.433
				- Recursos Ordinarios	9.321.866.459
				- Gestión Fiscal	1.934.228.150
				- Otras Fuentes de Financiamiento	2.659.215.824
				- A0033 Instituto Universitario de Tecnología de Maracaibo	19.879.664.628
				- Recursos Ordinarios	13.317.387.334
				- Gestión Fiscal	2.763.273.383
				- Otras Fuentes de Financiamiento	3.799.003.911
				- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	11.055.162.210
				- Recursos Ordinarios	7.405.853.165
				- Gestión Fiscal	1.536.667.547
				- Otras Fuentes de Financiamiento	2.112.641.498
				- A0028 Instituto Universitario de Tecnología Dr. Federico Rivero Palacios, Región Capital	15.567.637.343
				- Recursos Ordinarios	10.428.760.256
				- Gestión Fiscal	2.163.901.591
				- Otras Fuentes de Financiamiento	2.974.975.496
				- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carupano	12.758.830.854
				- Recursos Ordinarios	8.547.140.789
				- Gestión Fiscal	1.773.477.489
				- Otras Fuentes de Financiamiento	2.438.212.576

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
				- A0040 Instituto Universitario de Tecnología José Antonio Anzoátegui, El Tigre	15.068.173.348
				- Recursos Ordinarios	10.094.169.326
				- Gestión Fiscal	2.094.476.095
				- Otras Fuentes de Financiamiento	2.879.527.927
				- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco	17.614.653.374
				- Recursos Ordinarios	11.800.056.295
				- Gestión Fiscal	2.448.436.819
				- Otras Fuentes de Financiamiento	3.366.160.260
				- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	9.710.015.172
				- Recursos Ordinarios	6.504.739.164
				- Gestión Fiscal	1.349.692.109
				- Otras Fuentes de Financiamiento	1.855.583.899
				- A0034 Instituto Universitario Tecnología de Ejido	10.739.403.333
				- Recursos Ordinarios	7.194.326.293
				- Gestión Fiscal	1.492.777.063
				- Otras Fuentes de Financiamiento	2.052.299.977
				- A3001 Institutos y Colegios Universitarios	5.708.596.557
				Otros Aportes	5.708.596.557
				- Recursos Ordinarios	3.824.188.833
				- Gestión Fiscal	793.494.922
				- Otras Fuentes de Financiamiento	1.090.912.802
4.07	02	00	00	Transferencias de Capital Internas	10.000.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	10.000.000.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	10.000.000.000
				- A0128 Universidades Nacionales	10.000.000.000
				- A0094 Universidad de Carabobo - Planta Física (U.C.)	5.000.000.000
				- Recursos Ordinarios	3.349.500.000
				- Gestión Fiscal	695.000.000
				- Otras Fuentes de Financiamiento	955.500.000
				- A0080 Universidad del Zulia - Planta Física (L.U.Z)	3.000.000.000
				- Recursos Ordinarios	2.009.700.000
				- Gestión Fiscal	417.000.000
				- Otras Fuentes de Financiamiento	573.300.000
				- A0089 Universidad Centro Occidental Lisandro Alvarado (U.C.L.A.)	2.000.000.000
				- Programas y Proyectos Planta Física – Universidad Centro Occidental Lisandro Alvarado	2.000.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	17.350.000.000
4.07	01	00	00	Transferencias Corrientes Internas	13.777.800.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	13.777.800.000
4.07	01	01	10	Subsidios Educacionales al Sector Privado	11.827.300.000
				- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	2.284.900.000
				- S0622 Fundación La Salle de Ciencias Naturales	9.506.400.000
				- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	26.000.000
				- S1508 Instituto Universitario de la Audición y el Lenguaje	10.000.000
4.07	01	01	11	Subsidios a Universidades Privadas	1.950.500.000
				- S0818 Universidad Santa Rosa	3.000.000
				- S0978 Universidad Andina Simón Bolívar	362.500.000
				- S0979 Universidad Católica Andrés Bello	610.000.000
				- S0980 Universidad Católica del Táchira	910.000.000
				- S0981 Universidad Cecilio Acosta	40.000.000
				- S0990 Universidad Rafael Urdaneta	25.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	3.572.200.000
4.07	99	01	00	Transferencias Corrientes Diversas	3.572.200.000
				- S0109 Asociación para el Progreso de la Investigación Universitaria (A.P.I.U.)	2.000.000
				- S1507 Programa de Crédito Educativo a Estudiantes de Educación Superior	3.570.200.000

PROGRAMA: 02 POLÍTICAS ACADÉMICAS

UNIDAD EJECUTORA: ADMINISTRACION Y SERVICIOS

El Viceministerio de Políticas Académicas tiene por objeto planificar, dirigir y coordinar las actividades orientadas a la asesoría, ejecución, seguimiento, evaluación, control y difusión de las políticas académicas formuladas por el Ministerio de Educación Superior, a fin de fortalecer la calidad, equidad y pertinencia de la Educación Superior en concordancia con las políticas del estado venezolano a través de la conformación de programas y proyectos que apoyen su gestión.

El hecho de repensar sobre las instituciones de educación superior para ir construyendo y verdadero sistema de educación superior, pensar en la transformación curricular en su conjunto, lo cual le da base al sistema, el significado de la carrera académica para el personal docente, la importancia de la evaluación y acreditación de las instituciones del sector, la evaluación y nuevos criterio para los postgrado, la evaluación para la creación de nuevas universidades, programas, bien sea de pregrado o postgrado, todo relacionado con docencia, extensión esta relacionado en las políticas a desarrollar.

Esta políticas se pueden resumir como sigue:

- La estructuración del sistema de educación superior y sus instituciones, propósitos y niveles para la articulación y reciprocidad entre ellas y la transferencia de estudiantes y profesores entre instituciones y niveles.

- Elevar la calidad académica de las instituciones y mejorar su eficiencia institucional.

- Mejora la equidad en el acceso y en el desempeño de los estudiantes.

- Lograr una mayor pertinencia social de la educación superior en los distinto ámbitos territoriales.

- Lograr una mayor interrelación de las instituciones con las comunidades de su entorno.

- Promover y fortalecer la cooperación nacional e internacional entre las instituciones de educación superior.

METAS
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Diseño, formulación e instrumentación de políticas académicas para el sistema de educación superior, que contribuyan a mejorar los procesos de docencia, investigación y extensión del sector	Políticas y/o Proyectos	6	13.646.236.303
TOTAL			**13.646.236.303**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	415.910.135
	- Recursos Ordinarios	267.210.280
	- Gestión Fiscal	33.749.948
	- Otras Fuentes de Financiamiento	114.949.907
4.02	Materiales y Suministros	1.076.656.168
	- Recursos Ordinarios	63.246.168
	- Gestión Fiscal	13.800.000
	- Programas y Proyectos	977.500.000
	Actualización Académica para la Pertinencia Social de las Universidades	977.500.000
	- Otras Fuentes de Financiamiento	22.110.000
4.03	Servicios no Personales	3.108.950.000
	- Recursos Ordinarios	77.950.000
	- Programas y Proyectos	3.000.000.000
	Actualización Académica para la Pertinencia Social de las Universidades	3.000.000.000
	- Otras Fuentes de Financiamiento	31.000.000
4.04	Activos Reales	9.044.720.000
	- Recursos Ordinarios	19.620.000
	- Programas y Proyectos	9.022.500.000
	Modernización de la Educación Técnica	8.000.000.000
	Actualización Académica para la Pertinencia Social de las Universidades	1.022.500.000
	- Otras Fuentes de Financiamiento	2.600.000
	TOTAL	**13.646.236.303**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	30	163.501.480
- Directivo	5	51.937.796
- Profesional y Técnico	21	101.227.460
- Personal Administrativo	4	10.336.224
TOTAL	**30**	**163.501.480**

PROGRAMA: 03 POLÍTICAS ESTUDIANTILES

UNIDAD EJECUTORA: ADMINISTRACION Y SERVICIOS

La creación del Viceministerio de Políticas Estudiantiles constituye una importante innovación en la estructura estatal, que subraya la prioridad de Estado que se le otorga tanto al estudiante, sujeto y objeto del proceso educativo, como a la función formadora de las instituciones de educación superior. Su función es planificar, dirigir, coordinar, asesorar, ejecutar, seguir, evaluar, controlar y difundir las políticas estudiantiles formuladas por el Ministerio de Educación Superior, a fin de fortalecer la calidad, equidad y pertinencia social de la educación superior, así como la integración y participación social del estudiante, de acuerdo con las políticas del Estado venezolano mediante la conformación de programas y proyectos.

La acción de este Viceministerio se concibe profundamente articulada e integrada al Viceministerio de Políticas Académicas, en tanto ambos atienden desde dos vertientes complementarias e inseparables el ámbito de la educación superior

Las políticas estudiantiles abarcan tres grandes ámbitos:

Desempeño Estudiantil

Entendido como el conjunto de experiencias y logros educativos de los estudiantes, derivados de su relación con la educación superior y de los aportes que ésta hace a su iniciación profesional y a su formación integral como sujetos capaces de pensar y de actuar críticamente. Desde un enfoque integral del desempeño estudiantil, el mejoramiento continuo de éste implica el desarrollo de políticas que consideren, entre otros aspectos: las condiciones de ingreso a la educación superior, la formación previa de los aspirantes, el tránsito de la educación media a la educación superior, la revisión de los procesos de enseñanza, los ambientes formativos más allá de las aulas de clase, la valoración social de las instituciones y carreras, las vinculaciones de la formación con los campos de desempeño profesional, las competencias y cualidades que se desarrollan, las condiciones de ingreso a la actividad profesional; entendiendo que el conjunto de estos aspectos confluye en la calidad, la equidad y la pertinencia de la formación de los estudiantes en la educación superior y que estos temas tienen que ser puntos centrales en la agenda de transformación del sistema y de cada una de las instituciones que lo conforman.

Atención Integral al Estudiante

Concebida desde una perspectiva teórico-pedagógica que promueve el desarrollo estudiantil como parte del proceso de formación integral, y que comprende el conjunto de acciones planificadas dirigidas al mejoramiento del desempeño académico en condiciones de equidad; cuyo objetivo es elevar la calidad de vida estudiantil como

soporte fundamental para el logro de la misión de las IES. Contempla los servicios de prevención, asistencia y apoyo a los estudiantes como elementos claves para el desempeño estudiantil y que exige el desarrollo de esfuerzos bajo un enfoque preventivo e integral, de modo que estos servicios se constituyan en un sistema de atención efectiva a las necesidades de los estudiantes, y que sea garante de condiciones que posibiliten el acceso y prosecución a la educación superior de sectores tradicionalmente excluidos.

Participación Estudiantil

Cuya promoción y fortalecimiento parte de la convicción de que el ejercicio de la democracia participativa tiene que ser concebido como uno de los ejes fundamentales de la experiencia estudiantil universitaria y que constituye una de las contribuciones principales de la educación superior a la formación de ciudadanía. La consolidación de la participación estudiantil como rasgo inherente a la educación superior tendría que expresarse tanto en la actividad estrictamente académica (estimulando una pedagogía universitaria crítica, reflexiva y creativa, así como promoviendo la integración de los estudiantes a labores de investigación y extensión); como en la vida cultural, social y deportiva de las instituciones; en la discusión política y en la gestión; en la existencia de múltiples organizaciones y en el desarrollo y sostenimiento de relaciones con estudiantes y comunidades académicas de otras instituciones nacionales e internacionales, con el entorno sociocultural y con los actores sociales vinculados a los campos de desempeño profesional.

Para el cumplimiento de sus funciones en estos ámbitos, el Viceministerio de Políticas Estudiantiles cuenta con dos direcciones: la Dirección General de Desempeño Estudiantil y la Dirección General de Atención Integral al Estudiante. Las competencias centrales de cada dirección se especifican en el recuadro siguiente las áreas de acción están fuertemente interrelacionadas, lo cual impone una labor conjunta de ambas direcciones, articulada en proyectos comunes.

Desempeño Estudiantil

- Políticas de selección, admisión y orientación profesional.

- Acciones orientadas a la igualdad de condiciones para el ingreso a la educación superior

- Programas integrales de apoyo para el mejoramiento continuo del desempeño estudiantil.

- Acciones hacia las IES para constituir el mejoramiento continuo del desempeño

Atención Integral al Estudiante

- Sistema de información, asesoría legal y defensoría.

- Sistemas de prevención y asistencia dirigidos a los estudiantes de las instituciones de educación superior.

- Políticas de integración y participación social del estudiante.

METAS
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Diseño, formulación e instrumentación de políticas estudiantiles que fortalezcan la calidad, equidad y pertinencia de la educación superior	Políticas y/o Proyectos	7	7.096.579.425
TOTAL			7.096.579.425

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	512.852.905
	- Recursos Ordinarios	335.405.483
	- Gestión Fiscal	68.739.591
	- Programas y Proyectos	50.000.000
	Proyecto Orientación Profesional para Estudiantes de Todos los Niveles Educativos	50.000.000
	- Otras Fuentes de Financiamiento	58.707.831
4.02	Materiales y Suministros	146.016.520
	- Recursos Ordinarios	65.330.971
	- Gestión Fiscal	13.605.549
	- Programas y Proyectos	45.000.000
	Proyecto Mérito Estudiantil	45.000.000
	- Otras Fuentes de Financiamiento	22.080.000
4.03	Servicios no Personales	1.031.810.000
	- Recursos Ordinarios	94.630.000
	- Programas y Proyectos	937.180.000
	Proyecto Diagnostico de Necesidades Estudiantiles	100.000.000
	Proyecto Institucional de Mejoramiento Continuo del Desempeño Estudiantil	837.180.000
4.04	Activos Reales	1.800.900.000
	- Recursos Ordinarios	18.300.000
	- Programas y Proyectos	1.780.000.000
	Creación de la Oficina de Atención al Estudiante y Defensorías Estudiantiles	280.000.000
	Dotación de Vehículos de Transporte Estudiantil	1.500.000.000
	- Otras Fuentes de Financiamiento	2.600.000
4.07	Transferencias	3.605.000.000
	- Programas y Proyectos	3.605.000.000
	Proyecto Mérito Estudiantil	105.000.000
	Programa de Apoyo Económico Estudiantil	3.500.000.000
	TOTAL	**7.096.579.425**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	32	173.861.856
- Directivo	4	41.559.220
- Profesional y Técnico	26	127.084.524
- Personal Administrativo	2	5.218.112
TOTAL	**32**	**173.861.856**

Ministerio de
Comunicación e Información

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	6	61.028.544
- Directivo	5	52.390.824
- Profesional y Técnico	1	8.637.720
Personal Contratado	11	240.600.000
- Empleado	11	240.600.000
TOTAL	**17**	**301.628.544**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2003
4.07	00	00	00	Transferencias	44.600.161.000
4.07	01	00	00	Transferencias Corrientes Internas	13.100.161.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	13.100.161.000
4.07	01	02	06	Transferencias Corrientes a las Empresas Públicas no Financieras	7.229.000.000
				- A0608 C.A. Venezolana de Televisión	7.229.000.000
				▪ Recursos Ordinarios	5.875.400.000
				▪ Gestión Fiscal	1.353.600.000
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	5.871.161.000
				- A0076 Servicio Autónomo Radio Nacional de Venezuela	2.221.855.000
				▪ Recursos Ordinarios	2.221.855.000
				- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	1.648.377.000
				▪ Recursos Ordinarios	1.648.377.000
				- A0097 Servicio Autónomo VENPRES	2.000.929.000
				▪ Recursos Ordinarios	2.000.929.000
4.07	02	00	00	Transferencias de Capital Internas	31.500.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	31.500.000.000
4.07	02	02	06	Transferencias de Capital a Empresas Públicas no Financieras	14.418.000.000
				- A0608 C.A. Venezolana de Televisión	14.418.000.000
				▪ Programas y Proyectos	14.418.000.000
				- Proyecto de Adecuación Tecnológica Básico	14.418.000.000
4.07	02	02	10	Transferencias de Capital a Servicios Autónomos sin Personalidad Jurídica	17.082.000.000
				- A0076 Servicio Autónomo Radio Nacional de Venezuela	8.541.000.000
				▪ Programas y Proyectos	8.541.000.000
				- Proyecto Expansión de Radiodifusora Sonora RNV	8.541.000.000
				- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	8.541.000.000
				▪ Programas y Proyectos	8.541.000.000
				- Proyecto Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial	8.541.000.000
				TOTAL	**44.600.161.000**

- Elaborar proyectos y propuestas sobre regulación de gestión informativa, divulgativa y publicitaria del Estado venezolano y someterlo a consideración del Ministro o Ministra.

- Planificar, dirigir y conducir las intervenciones del Presidente o Presidenta de la República ante y por los medios de comunicación social, nacionales y extranjeros.

- Planificar, dirigir y conducir la cobertura informativa de los eventos en que participen los órganos superiores de dirección de la Administración Pública Nacional y coordinar sus intervenciones, y por los medios de comunicación social, nacionales y extranjeros.

Adicionalmente, el ministerio reforzará los proyectos de expansión y mantenimiento mayor de los entes adscritos que participan en la gestión comunicacional, primordialmente Radio Nacional de Venezuela, la C.A. Venezolana de Televisión y la Imprenta Nacional y Gaceta Oficial, los cuales dispondrán de recursos para cubrir, racionalmente, sus programas de inversión.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Plataforma de organización y funcionamiento del Ministerio.	Informe	1	45.844.212.506
Sistemas de comunicación e información.	Informe	1	362.284.300
Gestión comunicacional.	Informe	1	1.746.335.194
TOTAL			**47.952.832.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	587.208.734
	- Recursos Ordinarios	587.208.734
4.02	Materiales y Suministros	236.349.106
	- Recursos Ordinarios	236.349.106
4.03	Servicios no Personales	2.319.113.160
	- Recursos Ordinarios	2.319.113.160
4.04	Activos Reales	210.000.000
	- Recursos Ordinarios	210.000.000
4.07	Transferencias	44.600.161.000
	- Recursos Ordinarios	11.746.561.000
	- Gestión Fiscal	1.353.600.000
	- Programas y Proyectos	31.500.000.000
TOTAL		**47.952.832.000**

PROGRAMA: 01 Sistema Comunicacional e Información

UNIDAD EJECUTORA: Dirección y Coordinación

En el marco de las competencias asignadas al Ministerio de Comunicación e Información (MCI), le corresponderá para el año 2003, formular, dirigir, planificar, ejecutar, coordinar, supervisar y evaluar las políticas de información y publicidad del Estado y la Administración Pública Nacional, objetivos estos a ser incluidos en el Plan Operativo del MCI para el año 2003, siendo una primera directriz estratégica, el fortalecimiento y posicionamiento del Ministerio, lo cual se logrará, a través de las actividades siguientes:

- Crear, desarrollar y fortalecer la estructura administrativa y funcional capaz de dotar al Despacho de Comunicación e Información del apoyo administrativo, técnico y profesional suficiente, para el más eficiente y eficaz cumplimiento de sus atribuciones constitucionales, legales y reglamentarias.

- Estructurar y poner en funcionamiento las diferentes unidades de apoyo del Ministerio de Comunicación e Información, a su Despacho y a los Despachos de los Viceministros.

- Convertir al Ministerio de Comunicación e Información en el coordinador eficiente de la política comunicacional del Ejecutivo Nacional.

- Coordinar la elaboración del Plan Nacional de Desarrollo de Comunicación e Información del Ejecutivo Nacional, a ser aprobado por el Gabinete Ministerial.

- Elaborar las campañas de comunicación, información y publicidad del Ejecutivo Nacional, de acuerdo con las decisiones del Gabinete Ministerial.

- Coordinar y evaluar con las diferentes dependencias, unidades u organismos de los ministerios, institutos autónomos, servicios autónomos, empresas del Estado y demás órganos y entes de la Administración Pública Nacional, la ejecución del Plan Nacional de Desarrollo de Comunicación e Información, así como las campañas de comunicación, información y publicidad del Ejecutivo Nacional.

- Conducir, mantener y promover las relaciones del Ejecutivo Nacional con los medios de comunicación social nacionales y extranjeros, públicos y privados, alternativos o comunitarios, de acuerdo con las instrucciones del Ministro o Ministra.

- Coordinar con la Comisión Nacional de Telecomunicaciones (CONATEL), las acciones relacionadas con las materias afines.

- Impulsar la consolidación del Sistema de Comunicación e Información de la Administración Pública Nacional.

- Impulsar la constitución de Redes de Intercambio Informativo.

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	1	8.637.720
XIV	758.401 - 808.400	2	18.830.760
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 Y MÁS	14	274.160.064
TOTAL		**17**	**301.628.544**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2003
A0076	Servicio Autónomo Radio Nacional de Venezuela	10.762.855.000
A0079	Servicio Autónomo Imprenta Nacional y Gaceta Oficial	10.189.377.000
A0097	Servicio Autónomo VENPRES	2.000.929.000
A0608	C.A. Venezolana de Televisión	21.647.000.000
TOTAL		**44.600.161.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Sistema Comunicacional e Información	47.952.832.000
	TOTAL	**47.952.832.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de personal	587.208.734
	- Recursos Ordinarios	587.208.734
4.02	Materiales y suministros	236.349.106
	- Recursos Ordinarios	236.349.106
4.03	Servicios no personales	2.319.113.160
	- Recursos Ordinarios	2.319.113.160
4.04	Activos reales	210.000.000
	- Recursos Ordinarios	210.000.000
4.07	Transferencias	44.600.161.000
	- Recursos Ordinarios	11.746.561.000
	- Gestión Fiscal	1.353.600.000
	- Programas y Proyectos	31.500.000.000
	TOTAL	**47.952.832.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	6	61.028.544
- Directivo	5	52.390.824
- Profesional y Técnico	1	8.637.720
Personal Contratado	11	240.600.000
- Empleados	11	240.600.000
TOTAL	**17**	**301.628.544**

MINISTERIO DE COMUNICACIÓN E INFORMACIÓN

POLITICA PRESUPUESTARIA PARA EL AÑO 2003

El Ministerio de Comunicación e Información, creado mediante Decreto Presidencial N° 1.928, de fecha 19 de agosto de 2002, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.509, de fecha 20 de agosto de 2002, es el órgano rector de la política de información, comunicación y publicitaria del Ejecutivo Nacional. Asimismo, el Misterio de Comunicación e Información, conjuntamente con el Presidente de la República, el Vicepresidente Ejecutivo y los demás órganos y entes relacionados con la política comunicacional del Estado, forma parte del Sistema de Comunicación e Información de la Administración Pública Nacional (SCI).

Como órgano rector, no sólo corresponde al Ministerio de Comunicación e Información la formulación, dirección, ejecución, supervisión y evaluación de esta política, sino que, por mandato imperativo del Decreto de su creación, corresponde también a este Ministerio formular el Plan Estratégico Comunicacional del Ejecutivo Nacional y coordinar junto con los distintos órganos y entes de la Administración Pública, la efectiva ejecución de este plan, incluyendo, en cuanto sea aplicable, a los diferentes niveles territoriales de gobierno, vale decir, gobernaciones y alcaldías.

Dada la importancia de una política de comunicación, información y publicidad del Ejecutivo Nacional, habida consideración de la necesidad de acudir a las más modernas tecnologías de la información, a la construcción y desarrollo del Sistema de Comunicación e Información (SCI) y a la urgente necesidad de dotarse, tanto de recursos tecnológicos como humanos, de alta especialización y capacidad, que hagan posible el efectivo cumplimiento de dicha política, este Ministerio requiere las consideraciones y apoyos presupuestarios y financieros que soporten el peso de la misión que se le ha encomendado.

En los actuales momentos se trabaja en la elaboración del Plan Estratégico Comunicacional, en el cual no sólo se definirán las directrices estratégicas de la política comunicacional del Ejecutivo Nacional, sino también se establecerán los objetivos, metas, actividades, indicadores y demás elementos de un plan destinado a darle coherencia a dicha política.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003	Presupuesto 2003
Plataforma de organización y funcionamiento del ministerio.	Informe	1	45.844.212.506
Sistemas de comunicación e información.	Informe	1	362.284.300
Gestión comunicacional.	Informe	1	1.746.335.194
TOTAL			**47.952.832.000**

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

BOLÍVARES

Para las erogaciones con cargo a esta Partida conforme a lo dispuesto en el Artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público

135.702.887.451

TOTAL PRESUPUESTO DE GASTOS

41.600.426.600.000

Cuenta Ahorro
Inversión-Financiamiento

CAPITULO III

CUENTA DE AHORRO- INVERSIÓN - FINANCIAMIENTO DE LA REPÚBLICA

Artículo 38: De conformidad con el artículo 12, en concordancia con el artículo 26 de la Ley Orgánica de Administración Financiera del Sector Público, y hasta tanto entre en vigencia la Ley del Marco Plurianual del Presupuesto, la cuenta de ahorro - inversión - financiamiento, para el Ejercicio Fiscal del año 2003, es la siguiente:

A.I	INGRESOS CORRIENTES	30.752.489.490.000
A.I.1	ORDINARIOS	27.140.570.740.000
A.I.1.1	PETROLEROS	13.124.662.690.000
A.I.1.2	NO PETROLEROS	14.015.908.050.000
A.I.2	EXTRAORDINARIO	3.611.918.750.000
A.I.2.1	PETROLEROS	1.831.036.750.000
A.I.2.2	NO PETROLEROS	1.780.882.000.000
B.I	**GASTOS TOTALES**	**36.364.602.054.979**
B.I	GASTOS CORRIENTES	27.300.340.768.620
B.I.1	INTERESES	5.767.435.433.682
B.I.2	RESTO DE LOS GASTOS CORRIENTES	21.532.905.334.938
B.II	GASTOS DE CAPITAL	9.064.261.286.359
B.II.1	GASTO DE CAPITAL DESTINADO A LAS REGIONES	5.030.113.397.000
B.II.2	RESTO DEL GASTO DE CAPITAL	4.034.147.889.359
	SUPERAVIT / (DEFICIT) CORRIENTE	3.452.148.721.380
	SUPERÁVIT / (DEFICIT) NO PETROLERO	(20.567.812.004.979)
	SUPERAVIT / (DEFICIT) PRIMARIO	155.322.868.703
	SUPERAVIT / (DEFICIT) FINANCIERO	**(5.612.112.564.979)**
	SUPERAVIT / (DEFICIT) ORDINARIO	(4.151.745.047.557)
C.	**FUENTES DE FINANCIAMIENTO**	**10.847.937.110.000**
C.I	DISMINUCION DE ACTIVOS FINANCIEROS	171.537.110.000
C.2	INCREMENTO DE PASIVOS FINANCIEROS	10.676.400.000.000
D	**APLICACIONES FINANCIERAS**	**10.847.937.110.000**
D.II	DISMINUCION DE PASIVOS FINANCIEROS	5.235.824.545.021
D.II.1	AMORTIZACION	5.124.494.929.347
D.II.2	CUENTAS POR PAGAR	111.329.615.674
D.II	RESULTADO FINANCIERO	5.612.112.564.979

Presupuestos de Ingresos y Gastos
y Operaciones de Financiamiento
de los Entes Descentralizados
Funcionalmente de la República,
sin Fines Empresariales

TITULO III

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 39.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, sin Fines Empresariales, que a continuación se señalan:

Asamblea Nacional
A0926   Servicio Autónomo de Información Legislativa

Ministerio de Relaciones Exteriores
A0170   Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio de Finanzas
A0122   Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central
A0123   Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
A0216   Fundación Pueblo Soberano

Ministerio de la Defensa
A0044   Instituto de Oficiales en Retiro de las Fuerzas Armadas Nacionales (I.O.R.F.A.N.)
A0050   Instituto de Previsión Social de las Fuerzas Armadas (I.P.S.F.A.)
A0065   S.A. Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCSE)
A0126   Fondo Autónomo de Inversiones y Previsión Socio-Económica para Empleados y Obreros de la Fuerzas Armadas (FONDOEFA)
A0404   Fundación Proyecto País
A0411   Fundación Pro - Patria 2000
A0830   Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional

Ministerio de Educación, Cultura y Deportes
A0002   Instituto Autónomo Biblioteca Nacional y Servicios de Bibliotecas
A0012   Consejo Nacional de la Cultura (CONAC)
A0046   Instituto Nacional de Cooperación Educativa (I.N.C.E.)
A0049   Instituto Nacional de Deportes (I.N.D.)
A0056   Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)
A0301   Fundación Biblioteca Ayacucho
A0323   Fundación de Edificaciones y Dotaciones Educativas (F.E.D.E.)
A0342   Fundación La Casa de Bello
A0375   Fundación Casa del Artista
A0387   Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
A0409   Fundación Medios Audiovisuales al Servicio de la Educación "EDUMEDIA"
A0410   Fundación Bolivariana de Informática y Telemática FUNDABIT
A0821   Centro Nacional Autónomo de Cinematografía (C.N.A.C.)
A0829   Centro Nacional del Libro (CNL)

Ministerio del Trabajo
A0051 Instituto para la Capacitación y Recreación de los Trabajadores (INCRET)
A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales

Ministerio Energía y Minas
A0199 Instituto Nacional de Geología y Minería (INGEOMIN)
A0356 Fundación Guardería Infantil del Ministerio de Energia y Minas "La Alquitrana"
A0900 Ente Nacional del Gas (ENAGAS)

Ministerio del Ambiente y de los Recursos Naturales
A0052 Instituto Nacional de Parques (INPARQUES)
A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)
A0069 Servicio Autónomo de los Servicios Ambientales del Ministerio del Ambiente y los Recursos Naturales Renovables (SAMARNR)
A0103 Instituto Forestal Latinoamericano (IFLA)
A0324 Fundación de Educación Ambiental
A0354 Fundación Nacional de Parques Zoológicos y Acuarios
A0406   Laboratorio Nacional de Productos Forestales
A0909 Instituto Geográfico de Venezuela, Simón Bolívar

Ministerio Público
A0144   Fondo para el Pago de las Prestaciones Sociales de los Funcionarios, Empleados y Obreros

Procuraduría General de la República
A0403 Fundación Procuraduría General de la República

Ministerio del Interior y Justicia
A0003 Instituto Autónomo Caja de Trabajo Penitenciario
A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas
A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

Ministerio de la Producción y el Comercio
A0142 Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)

Ministerio de Infraestructura
A0071 Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)
A0326 Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)
A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)
A0386 Fundación para el Equipamiento de Barrios (FUNDABARRIOS)
A0659 Instituto Autónomo Ferrocarriles del Estado (I.A.F.E.)
A0662 Instituto Nacional de la Vivienda (INAVI)
A0714 Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)
A0905 Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)

Ministerio de Planificación y Desarrollo
A0015 Corporación de Desarrollo de la Región Central (Corpocentro)
A0134 Fondo Intergubernamental para la Descentralización (FIDES)
A0198 Instituto Nacional de Estadística
A0312 Fundación para el Desarrollo de la Región Centro Occidental (Fudeco)
A0325 Fundación Escuela de Gerencia Social
A0335 Instituto Venezolano de Planificación (IVEPLAN)

Ministerio de Ciencia y Tecnología
A0022 Instituto Nacional de Investigaciones Agrícolas (I.N.I.A.)
A0063 Instituto Venezolano de Investigaciones Científicas (I.V.I.C.)
A0191 Fundación Venezolana de Promoción del Investigador
A0209 Centro Nacional de Tecnologías de Información (CNTI)
A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)
A0313 Fundación Instituto Internacional de Estudios Avanzados (IDEA)
A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzóategui)
A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Aragua (Fundacite-Aragua)
A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Carabobo (Fundacite-Carabobo)
A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)
A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Táchira (Fundacite-Táchira)
A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Sucre (Fundacite-Sucre)
A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico
A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)
A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)
A0382 Fundación Centro de Investigaciones Astronómicas Francisco J. Duarte (CIDA)
A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)
A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
A0937 Superintendencia de Servicios de Certificación Electrónica

Ministerio de Salud y Desarrollo Social
A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)
A0047 Instituto Nacional del Menor (I.N.A.M.)
A0057 Instituto Nacional de Nutrición (I.N.N.)
A0059 Instituto Nacional de Geriatría y Gerontología (INAGER)
A0061 Instituto Nacional de Higiene Rafael Rangel (INHRR)
A0124 Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)
A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)
A0153 Servicio Autónomo Hospital Universitario de Maracaibo
A0181 Servicio Autónomo Instituto de Biomedicina
A0305 Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)
A0306 Fundación José Félix Ribas
A0331 Fondo de Inversión Social de Venezuela (FONVIS)
A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)
A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Edo Bolívar
A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"
A0910 Consejo Nacional de Derechos del Niño y del Adolescente

Ministerio de Agricultura y Tierras
A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)

Ministerio de Educación Superior
A0006 Colegio Universitario Francisco de Miranda
A0007 Colegio Universitario de Caracas
A0008 Colegio Universitario Profesor José Lorenzo Pérez Rodríguez
A0009 Colegio Universitario Cecilio Acosta, de Los Teques
A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (C.N.U.)

A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano
A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto
A0028 Instituto Universitario de Tecnología Dr.Federico Rivero Palacio, Región Capital
A0029 Instituto Universitario de Tecnología Alonso Gamero (I.U.T.A.G)
A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes
A0032 Instituto Universitario de Tecnología Los LLanos
A0033 Instituto Universitario de Tecnología de Maracaibo
A0034 Instituto Universitario de Tecnología de Ejido
A0035 Instituto Universitario de Tecnología de Yaracuy
A0036 Instituto Universitario de Tecnología de Puerto Cabello
A0038 Instituto Universitario de Tecnología de Valencia
A0039 Instituto Universitario de Tecnología del Estado Trujillo
A0040 Instituto Universitario de Tecnología José Antonio Anzoátegui, El Tigre
A0041 Instituto Universitario Experimental de Tecnología de La Victoria
A0042 Instituto Universitario de Tecnología Cabimas
A0043 Instituto Universitario de Tecnología del Estado Portuguesa
A0045 Instituto Universitario de Tecnología de Cumaná
A0048 Instituto Universitario de Tecnología del Oeste Mariscal Sucre
A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza Tucupita
A0058 Instituto Universitario de Tecnología de Barlovento
A0060 Instituto Universitario Experimental de Tecnología de Caripito
A0080 Universidad del Zulia (LUZ)
A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (U.N.E.X.P.O.)
A0082 Universidad de Oriente (U.D.O.)
A0083 Universidad de Los Andes (U.L.A.)
A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (U.N.E.R.G.)
A0085 Universidad Nacional Experimental Rafael María Baralt (U.N.E.R.M.B.)
A0086 Universidad Simón Bolívar (U.S.B.)
A0087 Universidad Nacional Abierta (U.N.A.)
A0088 Universidad Nacional Experimental de Guayana (U.N.E.G.)
A0089 Universidad Centro Occidental Lisandro Alvarado (U.C.L.A.)
A0090 Universidad Pedagógica Experimental Libertador (U.P.E.L.)
A0091 Universidad Nacional Experimental de los Llanos Occidentales Ezequiel Zamora (U.N.E.L.L.E.Z.)
A0092 Universidad Nacional Experimental del Táchira (U.N.E.T.)
A0093 Universidad Central de Venezuela (U.C.V.)
A0094 Universidad de Carabobo (U.C.)
A0095 Universidad Nacional Experimental Simón Rodríguez (U.N.E.S.R.)
A0096 Universidad Nacional Experimental Francisco de Miranda (U.N.E.F.M.)
A0186 Universidad Nacional Experimental del Yaracuy
A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (U.N.E.F.A.)
A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprún" (UNESUR)
A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)
A0333 Fundación Gran Mariscal de Ayacucho (Fundayacucho)
A0912 Universidad Nacional Experimental Marítima del Caribe
A0923 Instituto Universitario de Tecnología del Estado Apure
A0924 Instituto Universitario de Tecnología del Estado Barinas
A0925 Instituto Universitario de Tecnología del Estado Bolívar

Ministerio de Comunicación e Información
A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial

Asamblea
Nacional

POLÍTICA PRESUPUESTARIA

El Servicio Autónomo de Información Legislativa (SAIL), encamina sus esfuerzos al apoyó en materia de información legislativa, conveniente, oportuna y confiable, a las decisiones de los Poderes Públicos y requerimientos de la ciudadanía en general.

De esta manera se trata de promover la participación ciudadana a través de la generación y transmisión del conocimiento, que fortalezcan sus valores, con el compromiso de formar una actitud positiva en la sociedad, evitando el retraso tecnológico que amenaza a nuestra sociedad dinámica y en pleno desarrollo, mediante la implementación de servicios que promuevan la gestión electrónica.

La Política de financiamiento para la ejecución del Presupuesto del 2003, contempla la obtención de los recursos provenientes del Sector Público, la captación de los ingresos propios por concepto de Bienes y Servicios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**149.871.925**
Ingresos Ordinarios	137.371.925
- Ingresos por Aportes y Contribuciones	137.371.925
Ingresos de Operación	12.500.000
- Ingresos por Venta de Bienes y Servicios	12.500.000
TOTAL	**149.871.925**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**114.113.332**
Gastos de Consumo	114.113.332
Gastos de Personal	52.498.216
Materiales y Suministros	23.309.860
Servicios no Personales	38.305.256
Gastos de Capital	**23.258.593**
Otros Activos Reales	23.258.593
Aplicaciones Financieras	**12.500.000**
Activos Financieros	12.500.000
Incremento de Caja y Bancos	12.500.000
TOTAL	**149.871.925**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Desarrollar de manera eficiente y eficaz los servicios de recopilación, catalogación, clasificación, archivo y difusión de la información que en materia legislativa genera la asamblea Nacional (Poder Legislativo, el Poder Ejecutivo, sus Ministerios y demás entes, para servir de apoyo a la labor Parlamentaria y a la ciudadanía en General.	Usuarios	50.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Contratado	15	52.498.216
- Empleado	15	52.498.216
TOTAL	**15**	**52.498.215**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS		
Código	Denominación	Presupuesto 2003
01	Información Legislativa	149.871.925
	TOTAL	**149.871.925**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	52.498.216
402	Materiales y Suministros	23.309.860
403	Servicios no Personales	38.305.256
404	Activos Reales	23.258.593
405	Activos Financieros	12.500.000
	TOTAL	149.871.925

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**149.871.925**
Ingresos Ordinarios	137.371.925
- Ingresos por Aportes y Contribuciones(Detallar)	137.371.925
Aporte del Sector Público	137.371.925
Ingresos de Operación	12.500.000
- Ingresos por Venta de Bienes y Servicios	12.500.000
B. Gastos Corrientes	**114.113.332**
Gastos de Consumo	114.113.332
Gastos de Personal	52.498.216
Materiales y Suministros	23.309.860
Servicios no Personales	38.305.256
C. Resultado Económico: Ahorro/(Desahorro)	**35.758.593**
II. Cuenta de Capital	
A. Recursos de Capital	**35.758.593**
- Ahorro (Desahorro) en la Cuenta Corriente	35.758.593
B. Gastos de Capital	**23.258.593**
Otros Activos Reales	23.258.593
C. Resultado Financiero: Superávit/(Déficit)	**12.500.000**
III. Cuenta Financiera	
A. Recursos Financieros	**12.500.000**
Superávit Financiero	12.500.000
B. Aplicaciones Financieras	**12.500.000**
Activos Financieros	12.500.000
Incremento de Caja y Bancos	12.500.000

Ministerio
de Relaciones
Exteriores

A0170
Servicio Autónomo de Altos
Estudios Diplomáticos
"Pedro Gual"

POLÍTICA PRESUPUESTARIA

El Servicio Autónomo Instituto de Altos Estudios Diplomáticos "Pedro Gual", tiene como objetivo fundamental, la formación académica del personal diplomático y consular venezolano, de acuerdo a lo establecido en el Decreto de creación.

A tal efecto, el Instituto dicta cursos de postgrado en el área de política internacional (Especialización en Negociaciones Económicas Internacionales y Maestría en Relaciones Exteriores); proyectos de investigación en el área de las relaciones exteriores; forma y actualiza al personal diplomático y consular del servicio exterior de la República Bolivariana de Venezuela y cuadros superiores de la administración del sector público y privado, mediante cursos especializados en el área de política internacional.

Con la finalidad de apuntalar la gestión del Instituto, principalmente en lo que se refiere a intercambio interinstitucional, se ha programado para el año 2003, un número de convenios a suscribir y eventos a desarrollar con diversas Academias Diplomáticas y Universidades, tanto del país como en el exterior, estimándose un total de 6 compromisos dirigidos a este fin. Igualmente, tiene previsto 52 cursos con la participación de 660 participantes, 4 proyectos de investigación y 126 cursantes de postgrado, de los cuales se estima egresaran 68.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.085.201.065**
Ingresos Ordinarios	96.533.512
- Ingresos de la Propiedad	96.533.512
Ingresos de Operación	146.467.553
- Ingresos por Venta de Bienes y Servicios	146.467.553
Transferencias para Financiar Gastos Corrientes	842.200.000
- Recursos Ordinarios	421.100.000
- Gestión Fiscal	421.100.000
Recursos de Capital	**14.196.907**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	14.196.907
Recursos Financieros	**237.974.764**
Activos Financieros	237.974.764
Disminución de Caja y Bancos	237.974.764
TOTAL	**1.337.372.736**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.164.946.346**
Gastos de Consumo	1.156.446.346
Gastos de Personal	774.739.375
Materiales y Suministros	67.828.203
Servicios no Personales	299.681.861
Otros Gastos Corrientes de Instituciones Descentralizadas	14.196.907
Depreciación y Amortización	14.196.907
Otros Gastos Corrientes	8.500.000
Transferencias	8.500.000
Gastos de Capital	**105.969.066**
Adquisición de Maquinarias, Equipos e Inmuebles	105.969.066
Aplicaciones Financieras	**66.457.324**
Pasivos Financieros	66.457.324
Disminución de otros Pasivos no Circulantes	66.457.324
TOTAL	**1.337.372.736**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Formación y Especialización	Curso	52
(Personal Diplomático)	Participante	660
Proyectos de Investigación	Proyecto	4
Postgrados (Política Internacional)	Cursante	126
	egresado	68
Suscripción de Convenios nacionales e internacionales	Convenio	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	34	251.932.085
- Directivo	8	124.746.802
- Profesional y Técnico	15	90.384.678
- Administrativo	11	36.800.605
Personal Contratado	16	62.843.227
- Empleado	16	62.843.227
Personal Fijo a Tiempo Parcial	109	49.820.000
- Docente	109	49.820.000
TOTAL	**159**	**364.595.312**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	109	49.820.000
II	190.081 - 208.400	26	72.399.214
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.368.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	15	113.261.296
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	8	124.746.802
TOTAL		**159**	**364.595.312**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	771.071.869
02	Formación e Investigación	402.392.226
03	Relaciones Interinstitucionales y Extensión	97.451.317
99	Partidas no asignables a Programas	66.457.324
	TOTAL	**1.337.372.736**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	774.739.375
4.02	Materiales y Suministros	67.828.203
4.03	Servicios no Personales	299.681.861
4.04	Activos Reales	105.969.066
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	66.457.324
4.07	Transferencias	8.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	14.196.907
	TOTAL	**1.337.372.736**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.085.201.065**
Ingresos Ordinarios	96.533.512
- Ingresos de la Propiedad (Detallar)	96.533.512
Ingresos de la propiedad	96.533.512
Ingresos de Operación	146.467.553
- Ingresos por Venta de Bienes y Servicios	146.467.553
Transferencias para Financiar Gastos Corrientes (Detallar)	842.200.000
- Recursos Ordinarios	421.100.000
- Gestión Fiscal	421.100.000
B. Gastos Corrientes	**1.164.946.346**
Gastos de Consumo	1.156.446.346
Gastos de Personal	774.739.375
Materiales y Suministros	67.828.203
Servicios no Personales	299.681.861
Otros Gastos Corrientes de Instituciones Descentralizadas	14.196.907
Depreciación y Amortización	14.196.907
Otros Gastos Corrientes	8.500.000
Transferencias (Detallar)	8.500.000
Becas para estudios en el exterior	8.500.000
C. Resultado Económico: Ahorro/(Desahorro)	**-79.745.281**
II. Cuenta de Capital	
A. Recursos de Capital	**-65.548.374**
- Ahorro (Desahorro) en la Cuenta Corriente	-79.745.281
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	14.196.907
B. Gastos de Capital	**105.969.066**
Adquisición de Maquinarias, Equipos e Inmuebles	105.969.066
C. Resultado Financiero: Superavit/(Deficit)	**-171.517.440**
III. Cuenta Financiera	
A. Recursos Financieros	**237.974.764**
Activos Financieros	237.974.764
Disminución de Caja y Bancos	237.974.764
B. Aplicaciones Financieras	**237.974.764**
Pasivos Financieros	66.457.324
Disminución de otros Pasivos no Circulantes	66.457.324
Déficit Financiero	171.517.440

Ministerio de Finanzas

A0122

Servicio Autónomo de Prestaciones
Sociales de los Organismos de la
Administración Central

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración del Fondo de Prestaciones Sociales	283.184.715.101
	TOTAL	**283.184.715.101**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	217.124.565.920
4.05	Activos Financieros	30.181.843.181
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	35.878.306.000
	TOTAL	**283.184.715.101**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**283.184.715.101**
Ingresos Ordinarios	11.779.007.701
- Ingresos no Tributarios	11.779.007.701
Intereses	11.779.007.701
Transferencias para Financiar Gastos Corrientes	271.405.707.400
Recursos Ordinarios	271.405.707.400
B. Gastos Corrientes	**217.124.565.920**
Gastos de Consumo	217.124.565.920
Gastos de Personal	217.124.565.920
C. Resultado Económico: Ahorro	**66.060.149.181**
II. Cuenta de Capital	**66.060.149.181**
A. Recursos de Capital	**66.060.149.181**
- Ahorro en la Cuenta Corriente	66.060.149.181
C. Resultado Financiero: Superávit	**66.060.149.181**
III. Cuenta Financiera	
A. Recursos Financieros	**66.060.149.181**
Superávit Financiero	66.060.149.181
B. Aplicaciones Financieras	**66.060.149.181**
Activos Financieros	30.181.843.181
Adquisición de Títulos Valores	11.779.007.701
Incremento de Caja y Bancos	18.402.835.480
Pasivos Financieros	35.878.306.000
Disminución de Otras Cuentas y Efectos a Pagar	35.878.306.000

POLÍTICA PRESUPUESTARIA

Dentro del logro de las políticas internas del Ministerio de Finanzas, le corresponde asegurar el pago de las prestaciones sociales e intereses (fideicomiso), al personal empleado y obrero egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y contratación colectiva.

En este contexto, el mayor énfasis de la gestión del Fondo de Prestaciones Sociales estará orientado a atender todas las solicitudes de liquidación que por concepto de prestaciones sociales, compensación por transferencia, anticipos e intereses sobre prestaciones, sean requeridas por los organismos de la Administración Central y remitidos a dicho Fondo para su cancelación definitiva.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**283.184.715.101**
Ingresos Ordinarios	11.779.007.701
- Ingresos no Tributarios	11.779.007.701
Transferencias para Financiar Gastos Corrientes	271.405.707.400
TOTAL	**283.184.715.101**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**217.124.565.920**
Gastos de Consumo	217.124.565.920
Gastos de Personal	217.124.565.920
Aplicaciones Financieras	**66.060.149.181**
Activos Financieros	30.181.843.181
Adquisición de Títulos Valores	11.779.007.701
Incremento de Caja y Bancos	18.402.835.480
Pasivos Financieros	35.878.306.000
Disminución de Otras Cuentas y Efectos a Pagar	35.878.306.000
TOTAL	**283.184.715.101**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Cancelación de Prestaciones Sociales	Millones de Bs.	283.184,7

A0123
Servicio Nacional Integrado de
Administración Aduanera y
Tributaria(SENIAT)

POLÍTICA PRESUPUESTARIA

La política presupuestaria del SENIAT, está íntimamente ligada a los cambios que se vienen operando en el ámbito nacional e internacional, en particular a las implicaciones que trae la globalización, como fenómeno reciente en el mundo. Asimismo, esta enmarcada dentro de los objetivos de la Política de Largo Plazo del Estado, en cuanto a promover la estabilidad económica de la Nación y alcanzar la sostenibilidad fiscal.

Desde el punto de vista presupuestario considera, además de bs cambios señalados, los objetivos y lineamientos del Plan de Gobierno relacionados, directa e indirectamente con el SENIAT, y el Marco Plurianual del Presupuesto para los ejercicios fiscales 2002-2003. Por ende, la elaboración del documento presupuestario, por el lado de la Misión del Servicio, se basa en un incremento de los ingresos fiscales internos, la ampliación de la base de tributación y el fortalecimiento del SENIAT, para disminuir la evasión y la elusión fiscal, minimizando el aumento de las alícuotas; por el lado del gasto, se prevé la racionalidad y calidad del mismo, con el propósito de aumentar su productividad. A la par de todo esto, instrumentará el control y evaluación del desempeño de los funcionarios ejecutores del gasto. A tales fines, se destacan las siguientes acciones:

- Disminuir gradualmente las exenciones del Impuesto al Valor Agregado (IVA).

- Aumentar la recaudación gubernamental, mediante la retención del IVA en las compras efectuadas por el gobierno y demás empresas del sector público.

- Ampliar la Base de Contribuyentes en la declaración de impuesto sobre la renta de las personas naturales, mediante la reducción del monto mínimo a gravar.

- Instrumentar el Régimen Simplificado para Pequeños Contribuyentes (Monotributo), con el fin de incorporar a nuevos contribuyentes que se encuentran dentro del sector informal de la economía, en el cumplimiento de las obligaciones tributarias.

- Fortalecer la capacidad fiscalizadora del Servicio, a fin de reducir los niveles de evasión, elusión y morosidad impositiva presente en el Sistema Fiscal del país, cuyas consecuencias para el Estado se traducen en déficit presupuestario, afectándose de esta manera el orden social e impidiendo cumplir con las necesidades del colectivo, en especial la de los sectores menos favorecidos.

- Consolidar la modernización de las aduanas, con el fin de facilitar el proceso de tributación en la nacionalización de las mercancías y mejorar la recaudación por este concepto. Así mismo, se dictarán políticas tendentes a enfrentar el contrabando en todos sus niveles.

- Actualizar, desarrollar y adquirir nuevos sistemas tecnológicos y de telecomunicaciones, para garantizar la continuidad de las operaciones y realizar mejoras para apoyar el desarrollo operativo y administrativo del Servicio.

- Poner en marcha un sistema continuo de Evaluación del Desempeño, para tomar decisiones relativas a la capacitación y adiestramiento de los funcionarios y la formulación de planes de carrera.

- Fomentar la cultura y la educación tributaria en los ciudadanos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**534.485.611.671**
Ingresos Ordinarios	160.724.333.333
- Ingresos no Tributarios	153.991.000.000
✍ Artículo 3 de la Ley Orgánica de Aduanas	153.991.000.000
- Ingresos de la Propiedad (Intereses)	6.733.333.333
Transferencias para Financiar Gastos Corrientes	373.761.278.338
✍ Recursos Ordinarios	373.761.278.338
Recursos de Capital	**26.871.671.962**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.450.000.000
- Transferencias para Financiar Gastos de Capital	24.421.671.962
✍ Recursos Ordinarios	24.421.671.962
Recursos Financieros	**92.524.476.410**
Activos Financieros	92.524.476.410
Disminución de Caja y Bancos	14.117.016.410
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	78.407.460.000
TOTAL	**653.881.760.043**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**537.203.069.395**
Gastos de Consumo	530.999.716.395
Gastos de Personal	381.171.748.000
Materiales y Suministros	17.427.395.700
Servicios no Personales	129.950.572.695
Otros Gastos Corrientes de Instituciones Descentralizadas	2.450.000.000
Depreciación y Amortización	2.450.000.000
Otros Gastos Corrientes	
Transferencias	
Gastos de Capital	**101.895.381.512**
Adquisición de Maquinarias, Equipos e Inmuebles	99.033.951.867
Activos Intangibles	2.861.429.645
Aplicaciones Financieras	**14.783.309.136**
Pasivos Financieros	14.783.309.136
Disminución de Otras Cuentas y Efectos a Pagar	14.783.309.136
TOTAL	**653.881.760.043**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Impuesto sobre la Renta Otras Actividades	Millones de Bs.	2.919.656,0
Impuesto a los Activos Empresariales	Millones de Bs.	546.543,0
Impuesto al Valor Agregado (Bruto)	Millones de Bs.	7.256.431,0
Otras Rentas Internas	Millones de Bs.	973.749,0
Renta Aduanera	Millones de Bs.	2.559.750,0
- Impuesto de Importación	Millones de Bs.	2.405.759,0
- Tasas por Servicios de Aduana	Millones de Bs.	153.991,0

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	8.253	133.493.499.000
- Directivo	286	9.398.661.211
- Profesional y Técnico	6.215	111.210.828.563
- Administrativo	1.752	12.884.009.226
Personal Contratado	743	7.315.494.000
- Empleado	743	7.315.494.000
TOTAL	**8.996**	**140.808.993.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	5	18.019.652
V	308.401 - 358.400		
VI	358.401 - 408.400	48	210.975.494
VII	408.401 - 458.400	13	65.824.387
VIII	458.401 - 508.400	652	3.793.656.979
IX	508.401 - 558.400		
X	558.401 - 608.400	952	6.817.529.505
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	577	5.127.011.644
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	736	7.978.856.920
XVII	908.401 - MAS	6.013	116.797.118.419
TOTAL		**8.996**	**140.808.993.000**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	336	5.827.053.000
Jubilado	304	5.535.171.000
Pensionado	32	291.882.000
TOTAL	**336**	**5.827.053.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	107.713.084.201
02	Servicios Comunes	138.806.663.443
03	Servicios de Tributación Interna	154.321.295.928
04	Servicios de Aduana	85.879.112.335
05	Servicios de Bienestar Socio-Económico	139.094.860.000
06	Servicios de Cultura Tributaria y Asistencia al Contribuyente	10.781.435.000
99	Partidas no Asignables a Programas	17.285.309.136
	TOTAL	**653.881.760.043**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	381.171.748.000
4.02	Materiales y Suministros	17.427.395.700
4.03	Servicios no Personales	129.950.572.695
4.04	Activos Reales	101.895.381.512
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.783.309.136
4.07	Transferencias	6.███.███.███
4.08	Otros Gastos de Instituciones Descentralizadas	
	TOTAL	**653.881.760.043**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**534.485.611.671**
Ingresos Ordinarios	160.724.333.333
- Ingresos no Tributarios	153.991.000.000
✍ Artículo 3 de la Ley Orgánica de Aduanas	153.991.000.000
- Ingresos de la Propiedad	6.733.333.333
✍ Intereses	6.733.333.333
Transferencias para Financiar Gastos Corrientes	373.761.278.338
✍ Recursos Ordinarios	373.761.278.338
B. Gastos Corrientes	**537.203.069.395**
Gastos de Consumo	530.999.716.395
Gastos de Personal	381.171.748.000
Materiales y Suministros	17.427.395.700
Servicios no Personales	129.950.572.695
Otros Gastos Corrientes de Instituciones Descentralizadas	2.450.000.000
Depreciación y Amortización	2.450.000.000
Otros Gastos Corrientes	6.203.353.000
Transferencias	6.203.353.000
✍ Transferencias Corrientes al Sector Privado	6.151.353.000
✍ Centro Interamericano de Administradores Tributarios (C.I.A.T.)	26.400.000
✍ Organización Mundial de Aduanas (O.M.A.)	25.600.000
C. Resultado Económico: Desahorro	**2.717.457.724**
II. Cuenta de Capital	
A. Recursos de Capital	24.~~[ilegible]~~
- Desahorro en la Cuenta Corriente	
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.450.000.000
- Transferencias para Financiar Gastos de Capital	24.421.671.962
✍ Recursos Ordinarios	24.421.671.962
B. Gastos de Capital	**101.895.381.512**
Adquisición de Maquinarias, Equipos e Inmuebles	99.033.951.867
Activos Intangibles	2.861.429.645
C. Resultado Financiero: Déficit	**77.741.167.274**
III. Cuenta Financiera	
A. Recursos Financieros	**92.524.476.410**
Activos Financieros	92.524.476.410
Disminución de Caja y Bancos	14.117.016.410
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	78.407.460.000
B. Aplicaciones Financieras	**92.524.476.410**
Pasivos Financieros	14.783.309.136
Disminución de Otras Cuentas y Efectos a Pagar	14.783.309.136
Déficit Financiero	77.741.167.274

A0216
Fundación Pueblo Soberano

POLÍTICA PRESUPUESTARIA

El objetivo del organismo es apoyar y prestar asistencia a los sectores más necesitados del país, para contribuir con el logro de mayores niveles de desarrollo y bienestar y en consecuencia, elevar la calidad de vida de la población.

El Financiamiento del Presupuesto de Gastos de la Fundación Pueblo Soberano, para el año 2003, proviene primordialmente de la transferencia corriente de recursos que le asigna el Ejecutivo Nacional.

Los créditos asignados estarán orientados a cumplir con los siguientes objetivos:

- Lograr el recurso humano suficiente, necesario y capacitado, para atender los objetivos de la Fundación.
- Obtener los insumos necesarios para el funcionamiento de la Fundación y dotar las instalaciones con los equipos requeridos.
- Apoyar y prestar asistencia mediante donaciones, a los sectores sociales más necesitados del país, en las siguientes áreas:

  - Económico (Ayudas de pasajes, ayudas para cancelación de deudas, apoyo para gastos funerarios).
  - Material de construcción.
  - Educativo (Apoyo en pago de matrículas, apoyo de útiles escolares).
  - Médico (Apoyo por casos de salud).
  - Medicinas (apoyo de medicinas por tratamiento médico).
  - Otros (Sillas de ruedas, muletas, etc.)

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.500.000.000**
Transferencias para Financiar Gastos Corrientes	2.500.000.000
- Recursos Ordinarios	1.500.000.000
- Gestión Fiscal	1.000.000.000
Recursos Financieros	**300.000.000**
Activos Financieros	300.000.000
Disminución de Caja y Bancos	300.000.000
TOTAL	**2.800.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.646.760.000**
Gastos de Consumo	2.078.112.690
Gastos de Personal	1.320.852.588
Materiales y Suministros	429.000.102
Servicios no Personales	296.760.000
Otros Gastos Corrientes de Instituciones Descentralizadas	31.500.000
Depreciación y Amortización	31.500.000
Otros Gastos Corrientes	568.647.310
Transferencias	568.647.310
Gastos de Capital	**153.240.000**
Adquisición de Maquinarias, Equipos e Inmuebles	153.240.000
TOTAL	**2.800.000.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Ayudas Sociales	Donación/Ayuda	1.500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	65	524.998.000
- Directivo	8	126.480.000
- Profesional y Técnico	28	266.520.000
- Administrativo	16	83.398.000
- Obrero	13	48.600.000
Personal Contratado	1	9.600.000
- Empleado	1	9.600.000
TOTAL	**66**	**534.598.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.557.997
VII	408.401 - 458.400	14	72.960.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	20	177.000.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	18	231.480.003
TOTAL		53	485.998.000

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	3	9.600.000
V	308.401 - 358.400	10	39.000.000
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		13	48.600.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	2.768.500.000
99	Partidas no Asignables a Programas	31.500.000
	TOTAL	**2.800.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.320.852.588
4.02	Materiales y Suministros	429.000.102
4.03	Servicios no Personales	296.760.000
4.04	Activos Reales	153.240.000
4.07	Transferencias	568.647.310
4.08	Otros Gastos de Instituciones Descentralizadas	31.500.000
	TOTAL	**2.800.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.500.000.000**
Transferencias para Financiar Gastos Corrientes	2.500.000.000
Aporte del Ejecutivo Nacional	2.500.000.000
- Recursos Ordinarios	1.500.000.000
- Gestión Fiscal	1.000.000.000
B. Gastos Corrientes	**2.646.760.000**
Gastos de Consumo	2.078.112.690
Gastos de Personal	1.320.852.588
Materiales y Suministros	429.000.102
Servicios no Personales	296.760.000
Otros Gastos Corrientes de Instituciones Descentralizadas	31.500.000
Depreciación y Amortización	31.500.000
Otros Gastos Corrientes	568.647.310
Transferencias	568.647.310
Donaciones	568.647.310
C. Resultado Económico: Ahorro/(Desahorro)	**-146.760.000**
II. Cuenta de Capital	
A. Recursos de Capital	**-146.760.000**
- Ahorro/(Desahorro) en la Cuenta Corriente	-146.760.000
B. Gastos de Capital	**153.240.000**
Adquisición de Maquinarias, Equipos e Inmuebles	153.240.000
C. Resultado Financiero: Superavit/(Deficit)	**-300.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**300.000.000**
Activos Financieros	300.000.000
Disminución de Caja y Bancos	300.000.000
B. Aplicaciones Financieras	**300.000.000**
Déficit Financiero	300.000.000

Ministerio
de la Defensa

A0044

Instituto de Oficiales en Retiro de las
Fuerzas Armadas Nacionales (IORFAN)

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS NACIONALES (I.O.R.F.A.N.).

LEY DE PRESUPUESTO 2003

A0044 - 1

POLÍTICA PRESUPUESTARIA

El Instituto continuará ejerciendo su actividad principal, que es la de agrupar a los oficiales que han culminado sus servicios activos, estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que le garanticen medios de bienestar económico, social y cultural.

POLITICA DE FINANCIAMIENTO:

El Presupuesto de Ingresos del Instituto para el Ejercicio Fiscal 2003, estará constituido por un aporte del Ejecutivo Nacional, a través del Ministerio de la Defensa, de SETECIENTOS CUARENTA MILLONES NOVECIENTOS SESENTA Y OCHO MIL QUINIENTOS VEINTIDÓS BOLÍVARES (Bs. 740.968.522,0), más SEISCIENTOS NUEVE MILLONES SETECIENTOS MIL BOLÍVARES (Bs. 609.700.000,0) por actividades propias, VEINTIUN MILLONES CIENTO SETENTA Y NUEVE MIL NOVENTA BOLÍVARES (Bs. 21.179.090,0) como recursos de capital y SETENTA Y NUEVE MILLONES NOVENTA MIL SESENTA Y UN BOLÍVARES (Bs. 79.090.061,0) por recursos financieros.

POLITICA DE GASTOS:

Para el logro de los objetivos propuestos se ha determinado un presupuesto de gastos de Bs. 1.450,9 millones donde los corrientes totalizan Bs. 1.295,7 millones, siendo el concepto más significativo el correspondiente a los gastos de personal con Bs. 703,1 millones (54,3%) cubriendo una planta de personal compuesta por 56 funcionarios, que se financia con el aporte del Estado.

Cabe destacar, que el IORFAN no posee deudas con sus empleados, con relación a las prestaciones sociales, ya que desde el año 1995 fue aperturado el fideicomiso en el Banco Unión, en el cual mensualmente le es depositado las prestaciones correspondientes a cada trabajador.

POLITICA DE COBERTURA:

Los objetivos que persigue la Institución para este ejercicio presupuestario, se plasman en la consecución de las siguientes metas: atender 943 casos de tipo social, publicar 33.800 boletines, dictar 17 conferencias, realizar 50 eventos de tipo recreacional, asistir 36 casos de asistencia a viudas y sobrevivientes en caso de fallecimiento del afiliado, prestar 20 equipos ortopédicos, contribuir con 268 subsidios al programa de atención de bienestar social y actualizar documentos a través de 3 operativos, entre otras.

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS NACIONALES (I.O.R.F.A.N.).

LEY DE PRESUPUESTO 2003

A0044 - 2

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.350.668.522**
Ingresos Ordinarios	609.700.000
- Ingresos por Aportes y Contribuciones	444.000.000
- Ingresos de la Propiedad	165.700.000
- Intereses por Dinero en Deposito	80.500.000
- Otras Utilidades	60.000.000
- Arrendamiento	25.200.000
Transferencias para Financiar Gastos Corrientes	740.968.522
- Recursos Ordinarios	540.968.522
- Gestión Fiscal	200.000.000
Recursos de Capital	**21.179.090**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	21.179.090
Recursos Financieros	**79.090.061**
Activos Financieros	79.090.061
Disminución de Otras Cuentas a Cobrar	12.000.000
Disminución de Otros Activos Circulantes	67.090.061
TOTAL	**1.450.937.673**

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS NACIONALES (I.O.R.F.A.N.).

LEY DE PRESUPUESTO 2003

A0044-3

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.295.662.959**
Gastos de Consumo	1.089.468.779
Gastos de Personal	703.127.489
Materiales y Suministros	135.787.028
Servicios no Personales	229.375.172
Otros Gastos Corrientes de Instituciones Descentralizadas	21.179.090
Depreciación y Amortización	21.179.090
Otros Gastos Corrientes	206.194.180
Transferencias	206.194.180
Gastos de Capital	**34.396.784**
Adquisición de Maquinarias, Equipos e Inmuebles	28.896.784
Activos Intangibles	5.500.000
Aplicaciones Financieras	**120.877.930**
Activos Financieros	97.377.930
Incremento de Caja y Bancos	97.377.930
Pasivos Financieros	23.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.500.000
TOTAL	**1.450.937.673**

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS NACIONALES (I.O.R.F.A.N.).

LEY DE PRESUPUESTO 2003

A0044 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Atención Social	Caso Atendido	943
Publicación de Boletines	Boletín	33.800
Dictar Conferencias	Conferencia	17
Actividad Recreacional	Evento	50
Asistencia a Familiares en caso de Fallecimiento del afiliado	Asistencia	36
Préstamo de Equipos Ortopédicos	Equipo	20
Subsidio al Programa de Atención de Bienestar Social	Contribución	268
Operativos de Actualización de Documentos	Operativo	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	55	276.198.084
- Directivo	7	65.645.400
- Profesional y Técnico	16	105.565.272
- Personal Administrativo	16	54.355.704
- Obrero	16	50.631.708
Personal Contratado	1	8.356.236
- Empleado	1	8.356.236
TOTAL	**56**	**284.554.320**

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS   LEY DE PRESUPUESTO 2003
NACIONALES (I.O.R.F.A.N.).

A0044 - 5

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	6	13.984.620
III	208.401 - 258.400	2	5.298.048
IV	258.401 - 308.400	5	15.922.272
V	308.401 - 358.400		
VI	358.401 - 408.400	4	17.803.320
VII	408.401 - 458.400	1	5.253.444
VIII	458.401 - 508.400	4	23.360.112
IX	508.401 - 558.400	1	6.434.400
X	558.401 - 608.400		14.241.984
XI	608.401 - 658.400	2	15.384.948
XII	658.401 - 708.400	4	32.642.076
XIII	708.401 - 758.400	3	25.949.604
XIV	758.401 - 808.400	5	45.959.340
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	1	11.688.444
TOTAL		40	233.922.612

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	7	20.010.282
IV	258.401 - 308.400	8	26.837.000
V	308.401 - 358.400	1	3.784.426
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		16	50.631.708

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS   LEY DE PRESUPUESTO 2003
NACIONALES (I.O.R.F.A.N.).

A0044-6

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	33.377.498
Jubilado	3	21.985.685
Pensionado	2	11.391.813
Obrero	2	7.772.236
Jubilado	2	7.772.236
TOTAL	**7**	**41.149.734**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Bienestar Social	913.153.694
02	Servicio de Apoyo	395.726.959
03	Partidas no Asignables a Programas	142.057.020
	TOTAL	**1.450.937.673**

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS   LEY DE PRESUPUESTO 2003
NACIONALES (I.O.R.F.A.N.).

A0044 - 7

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	703.127.489
4.02	Materiales y Suministros	135.787.028
4.03	Servicios no Personales	229.375.172
4.04	Activos Reales	34.396.784
4.05	Activos Financieros	97.377.930
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	23.500.000
4.07	Transferencias	206.194.180
4.08	Otros Gastos de Instituciones Descentralizadas	21.179.090
	TOTAL	1.450.937.673

INSTITUTO DE OFICIALES EN RETIRO DE LAS FUERZAS ARMADAS NACIONALES (I.O.R.F.A.N.).

LEY DE PRESUPUESTO 2003

A0044 - 8

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.350.668.522**
Ingresos Ordinarios	609.700.000
- Ingresos por Aportes y Contribuciones	444.000.000
(Cuotas de Afiliación)	444.000.000
- Ingresos de la Propiedad	165.700.000
Intereses por Dinero en Deposito	80.500.000
Otras Utilidades	60.000.000
Arrendamiento	25.200.000
Transferencias para Financiar Gastos Corrientes	
De la Administración Pública Central	740.968.522
- Recursos Ordinarios	540.968.522
- Gestión Fiscal	200.000.000
B. Gastos Corrientes	**1.295.662.959**
Gastos de Consumo	1.089.468.779
Gastos de Personal	703.127.489
Materiales y Suministros	135.787.028
Servicios no Personales	229.375.172
Otros Gastos Corrientes de Instituciones Descentralizadas	21.179.090
Depreciación y Amortización	21.179.090
Otros Gastos Corrientes	206.194.180
Transferencias	206.194.180
Transferencias Corriente Interna al Sector Privado	78.369.761
Transferencias Corrientes Diversas (Seccionales de IORFAN)	127.824.419
C. Resultado Económico: Ahorro	**55.005.563**
II. Cuenta de Capital	
A. Recursos de Capital	**76.184.653**
- Ahorro en la Cuenta Corriente	55.005.563
- Incremento de la Deprec.y Amort. acum.., Prev. y Otras Reservas	21.179.090
B. Gastos de Capital	**34.396.784**
Adquisición de Maquinarias, Equipos e Inmuebles	28.896.784
Activos Intangibles	5.500.000
C. Resultado Financiero: Superavit	**41.787.869**
III. Cuenta Financiera	
A. Recursos Financieros	**120.877.930**
Activos Financieros	79.090.061
Disminución de Otras Cuentas a Cobrar	12.000.000
Disminución de Otros Activos Circulantes	67.090.061
Superávit Financiero	41.787.869
B. Aplicaciones Financieras	**120.877.930**
Activos Financieros	97.377.930
Incremento de Caja y Bancos	97.377.930
Pasivos Financieros	23.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.500.000

A0050

Instituto de Previsión Social de las
Fuerzas Armadas (IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS
(I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 1

POLÍTICA PRESUPUESTARIA

El Instituto de Previsión Social de las Fuerzas Armadas, como Organismo encargado de prestar y garantizar el bienestar y seguridad social a los afiliados y familiares inmediatos en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada Nacional, estima para el Ejercicio Fiscal 2003 dar continuidad al logro de una justa y eficaz protección socio-económica de la población afiliada y sus familiares, a través del pago de pensiones y prestaciones sociales, ventas de productos y otorgamiento de créditos.

POLÍTICA DE FINANCIAMIENTO:

– El aporte del Estado representa el 60,10% del presupuesto total del Instituto, el cual se dirige totalmente al programa de seguridad social, de acuerdo a lo establecido en la Ley de Seguridad Social de las Fuerzas Armadas y al Estatuto Orgánico de creación del Instituto.

– El Aporte por cotizaciones de afiliados, el cual representa el 11,38% del presupuesto del Instituto, se destina totalmente al Programa de Seguridad Social.

– Los recursos propios del Instituto representan un 15,89% del presupuesto total del año 2003 y se deben a la venta de Bienes y Servicios, al aprovechamiento de su patrimonio y a los proyectos de inversión los cuales, sirven para cubrir parte de los gastos corrientes, de funcionamiento y de inversión del Instituto.

– El Organismo prevé financiar en el corto plazo con cuentas por pagar a proveedores parte de sus gastos corrientes.

POLÍTICA DE GASTO:

– Mantener la cobertura de los servicios de bienestar social que debe atender, según lo establecido en la Ley Orgánica de Seguridad Social de la Fuerza Armada.

– Racionalizar las erogaciones para la operatividad sin sacrificar los niveles de eficiencia en la atención de los afiliados.

POLÍTICA DE COBERTURA:

– El Instituto se propone a cubrir con los Aportes del Estado totalmente la demanda potencial para el Programa de Seguridad Social, en lo concerniente a Pensiones y demás prestaciones en dinero y otras asignaciones así como lo que respecta al Cuidado Integral de la Salud de los Familiares Inmediatos de los Afiliados.

– La cobertura del Programa de Protección Socio-Económica , abarca para el rubro de Almacenes, a los Afiliados y sus Familiares Inmediatos y al Personal Civil del Instituto, e igualmente se aplica a lo concerniente a las concesiones de prestamos, para el Personal Militar Profesional solamente de acuerdo a la proporción señalada en las metas fijadas por cada tipo

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS (I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 2

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**373.014.220.099**
Ingresos Ordinarios	72.653.453.000
- Ingresos por Aportes y Contribuciones (Cotizaciones del Personal Militar)	48.601.382.000
- Ingresos de la Propiedad	24.052.071.000
Ingresos de Operación	39.157.319.000
- Ingresos por Venta de Bienes y Servicios	39.157.319.000
Transferencias para Financiar Gastos Corrientes	256.556.975.099
Otros Ingresos	4.646.473.000
Recursos de Capital	**819.791.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.118.000
- Disminución de Inventarios	669.673.000
Recursos Financieros	**52.994.248.473**
Activos Financieros	32.546.712.473
Recuperación de Préstamos	19.790.424.000
Disminución de Caja y Bancos	5.437.331.473
Disminución de Otras Cuentas a Cobrar	7.318.957.000
Pasivos Financieros	20.447.536.000
Incrementos de Cuentas a Pagar	16.051.536.000
Incremento de Otros Pasivos No Circulantes	4.396.000.000
TOTAL	**426.828.259.572**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS
(I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 3

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**370.316.765.000**
Gastos de Consumo	99.635.276.000
Gastos de Personal	14.258.348.000
Materiales y Suministros	53.130.940.000
Servicios no Personales	27.927.370.000
Otros Gastos Corrientes de Instituciones Descentralizadas	3.648.945.000
Depreciación y Amortización	150.118.000
Intereses por Operaciones Financieras	3.498.827.000
Ajuste por Variación de Inventario	669.673.000
Otros Gastos Corrientes	270.681.489.000
Transferencias	270.681.489.000
Gastos de Capital	**15.801.011.572**
Adquisición de Maquinarias, Equipos e Inmuebles	8.934.681.572
Obras de Infraestructura	6.450.960.000
Activos Intangibles	228.030.000
Otros Activos Reales	187.340.000
Aplicaciones Financieras	**40.710.483.000**
Activos Financieros	39.335.835.000
Concesión de Préstamos	29.563.775.000
Incremento de Cuentas a Cobrar a Corto Plazo	9.772.060.000
Pasivos Financieros	1.374.648.000
Disminución de otros Pasivos Circulantes	1.374.648.000
TOTAL	**426.828.259.572**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS (I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Seguridad Social		
Pensiones Personal Militar	Pensión Millones de Bs.	31.383 251.274,4
Asignación causa muerte	Causante Millones de Bs.	600 21,6
Asignación por muerte en actos de servicio	Causante Millones de Bs.	25 301,2
Asignación de antigüedad	Causante Millones de Bs.	80 251,7
Suministro de medicinas y productos farmacéuticos a familiares inmediatos de afiliados	Beneficiario Millones de Bs.	1.056.053 17.080,0
Atención médico ambulatoria y hospitalización	Causante Millones de Bs.	146.845 11.850,7
Programa de Protección Socio-Económica		
Créditos Hipotecarios	Crédito Millones de Bs.	280 3.371,0
Prestamos Personales	Préstamo Millones de Bs.	4.520 10.925,0
Prestamos Inmediatos (Sistema de ahorro SISA)	Préstamo Millones de Bs.	3.583 6.044,8
Crédito Compras en Almacenes Militares (Sistema de ahorro SISA)	Crédito Millones de Bs.	64.104 5.144,3
Prestamos Vacacionales	Préstamo Millones de Bs.	1.427 1.427,0
Prestamos Educativos	Préstamo Millones de Bs.	2.394 119,7
Prestamos Secovimil	Préstamo Millones de Bs.	
Ventas en almacenes militares	Millones de Bs.	17.410,3

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS
(I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.190	4.484.088.000
- Profesional y Técnico	277	1.346.919.000
- Personal Administrativo	573	2.173.348.000
- Obrero	340	963.821.000
Personal Contratado	21	97.938.000
- Empleado	21	97.938.000
TOTAL	**1.211**	**4.582.026.000**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS
(I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 6

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	294	691.111.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	225	931.088.000
VI	358.401 - 408.400	106	513.127.000
VII	408.401 - 458.400	141	774.445.000
VIII	458.401 - 508.400	50	304.576.000
IX	508.401 - 558.400	39	260.944.000
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	13	110.268.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	3	32.646.000
XVII	908.401 - MAS		
TOTAL		**871**	**3.618.205.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	177	408.733.000
III	208.401 - 258.400		
IV	258.401 - 308.400	163	555.088.000
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**340**	**963.821.000**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS (I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 7

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2003	Presupuesto 2003
Empleado	192	704.769.015
Jubilado	192	704.769.015
Obrero	88	323.017.728
Jubilado	88	323.017.728
TOTAL	**280**	**1.027.786.743**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Seguridad Social	306.658.763.824
02	Protección Socio-Económica	51.008.402.966
03	Apoyo Técnico, Legal y Administrativo	15.603.645.577
04	Planta Física y Equipamiento	16.107.747.914
05	Dirección, Control y Desarrollo Institucional	33.131.081.129
99	Partidas no Asignables a Programas	4.318.618.162
TOTAL		**426.828.259.572**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS
(I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 8

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	14.258.348.000
4.02	Materiales y Suministros	53.130.940.000
4.03	Servicios no Personales	27.927.370.000
4.04	Activos Reales	15.801.011.572
4.05	Activos Financieros	39.335.835.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.374.648.000
4.07	Transferencias	270.681.489.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.318.618.000
TOTAL		**426.828.259.572**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS (I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 9

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**373.014.220.099**
Ingresos Ordinarios	72.653.453.000
- Ingresos por Aportes y Contribuciones	48.601.382.000
Cotización Personal Militar C.I.S.	48.601.382.000
- Ingresos de la Propiedad	24.052.071.000
Intereses Préstamos Sector Privado	9.847.840.000
Intereses por Dinero en Depósito	9.308.318.000
Arrendamiento Tierras y Terrenos	4.895.913.000
Ingresos de Operación	39.157.319.000
- Ingresos por Venta de Bienes y Servicios	39.157.319.000
Transferencias para Financiar Gastos Corrientes	256.556.975.099
Recursos Ordinarios	181.468.539.903
Gestión Fiscal	44.141.496.242
Otras Fuentes de Financiamiento	30.946.938.954
Otros Ingresos	4.646.473.000
B. Gastos Corrientes	**370.316.765.000**
Gastos de Consumo	99.635.276.000
Gastos de Personal	14.258.348.000
Materiales y Suministros	53.130.940.000
Servicios no Personales	27.927.370.000
Otros Gastos Corrientes de Instituciones Descentralizadas	3.648.945.000
Depreciación y Amortización	150.118.000
Intereses por Operaciones Financieras	3.498.827.000
Ajuste por Variación de Inventario	669.673.000
Otros Gastos Corrientes	270.681.489.000
Transferencias	270.681.489.000
Al Sector Privado	265.448.260.000
Al Sector Público	5.228.229.000
Transferencias Cuentas Diversas	5.000.000
C. Resultado Económico: Ahorro	**2.697.455.099**

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS
(I.P.S.F.A.).

LEY DE PRESUPUESTO 2003

A0050 - 10

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**3.517.246.099**
- Ahorro en la Cuenta Corriente	2.697.455.099
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.118.000
- Disminución de Inventarios	669.673.000
B. Gastos de Capital	**15.801.011.572**
Adquisición de Maquinarias, Equipos e Inmuebles	8.934.681.572
Obras de Infraestructura - Estudios y Proyectos	6.450.960.000
Activos Intangibles	228.030.000
Otros Activos Reales	187.340.000
C. Resultado Financiero: Déficit	**12.283.765.473**
III. Cuenta Financiera	
A. Recursos Financieros	**52.994.248.473**
Activos Financieros	32.546.712.473
Recuperación de Préstamos	19.790.424.000
Disminución de Caja y Bancos	5.437.331.473
Disminución de Otras Cuentas a Cobrar	7.318.957.000
Pasivos Financieros	20.447.536.000
Incrementos de Cuentas a Pagar	16.051.536.000
Incremento de Otros Pasivos No Circulantes	4.396.000.000
B. Aplicaciones Financieras	**52.994.248.473**
Activos Financieros	39.335.835.000
Concesión de Préstamos	29.563.775.000
Incremento de Cuentas a Cobrar a Corto Plazo	9.772.060.000
Pasivos Financieros	1.374.648.000
Disminución de Otros Pasivos Circulantes	1.374.648.000
Déficit Financiero	12.283.765.473

A0065
Servicio Autónomo Oficina
Coordinadora de la Prestación de
los Servicios Educativos del
Ministerio de la Defensa

POLÍTICA PRESUPUESTARIA

La Oficina Coordinadora para la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCSE), tiene como objetivo apoyar la ejecución de programas educativos que corresponden a la Dirección de Educación del Ministerio de la Defensa, a través de la adquisición de materiales y suministros para cubrir los gastos de funcionamiento de la Oficina, así como prestar apoyo técnico y administrativo a todas aquellas dependencias que de una u otra forma se encuentran relacionadas con ella, de la transferencia a la Dirección de Preescolar, de los recursos provenientes de las mensualidades para cubrir gastos de alimentación de los niños y al Centro de Formación Industrial del Ejército para cubrir gastos de aprendizaje de los alumnos.

POLITICA DE FINANCIAMIENTO:

El Presupuesto de Ingresos de la Oficina para el Ejercicio Fiscal 2003, asciende a CUATROCIENTOS CINCUENTA Y DOS MILLONES SETECIENTOS NOVENTA Y OCHO MIL CUATROCIENTOS TREINTA Y SEIS BOLÍVARES (Bs. 452.798.436,0), constituido por un aporte del Ejecutivo Nacional, a través del Ministerio de la Defensa, de NUEVE MILLONES TRESCIENTOS NOVENTA Y OCHO MIL CUATROCIENTOS TREINTA Y SEIS BOLÍVARES (Bs. 9.398.436,0), más CUATROCIENTOS VEINTICINCO MILLONES NOVECIENTOS NOVENTA Y DOS MIL BOLÍVARES (Bs. 425.992.000,0) por contribuciones del CIED-PDVSA e intereses generados por los recursos recibidos, completando la cifra con DIECISIETE MILLONES CUATROCIENTOS OCHO MIL BOLÍVARES (Bs. 17.408.000,0) producto de la disminución de caja y bancos.

POLITICA DE GASTOS:

Para el logro de los objetivos propuestos se ha determinado un presupuesto de gastos de Bs. 452,8 millones donde los corrientes totalizan Bs. 452,8 millones, siendo el concepto más significativo el correspondiente a las transferencias con Bs. 443,4 millones (97,9%) para el Plan de Becas Anzoátegui, la alimentación de los preescolares y el Centro Internacional de Educación y Desarrollo.

Entre los aspectos mas relevantes de la Política Presupuestaria de la OCSE, destaca que las remuneraciones y las incidencias presupuestarias generadas por el personal que labora en Oficina son cubiertas con recursos del Ministerio de la Defensa.

POLITICA DE COBERTURA DE LOS SERVICIOS:

Los objetivos que persigue la Oficina para este ejercicio presupuestario, se plasman en la consecución de las siguientes metas: atender 120 lactantes, 580 niños, 50 niños especiales y 330 reservistas, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**435.390.436**
Ingresos Ordinarios	150.000.000
- Ingresos por Aportes y Contribuciones	150.000.000
- Ingresos de la Propiedad	9.592.000
- Intereses por Depósitos del CIED - PDVSA	592.000
- Intereses por Fideicomiso	9.000.000
Transferencias para Financiar Gastos Corrientes	275.798.436
- Ministerio de la Defensa	9.398.436
- Recursos Ordinarios	9.398.436
- CIED -PDVSA	266.400.000
Recursos Financieros	**17.408.000**
Activos Financieros	17.408.000
Disminución de Caja y Bancos	17.408.000
TOTAL	**452.798.436**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**452.798.436**
Gastos de Consumo	9.398.436
Materiales y Suministros	4.881.496
Servicios no Personales	4.516.940
Otros Gastos Corrientes	443.400.000
Transferencias	443.400.000
TOTAL	**452.798.436**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Apoyo alimenticio y materno infantil a los hijos del personal del Ministerio de la Defensa	Lactante Atendido	120
Apoyar al estudiante Pre-escolar del Ministerio de la Defensa	Niño Atendido	580
Apoyar a la educación especial para hijos del personal del Ministerio de la Defensa	Niño Especial Atendido	50
Apoyo al Plan de becas general José Antonio Anzoátegui	Reservista Atendido	30
Apoyo a los alumnos del Centro de Formación Industrial del Ejército	Reservista Atendido	300

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Oficina Central	452.798.436
	TOTAL	**452.798.436**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
402	Materiales y Suministros	4.881.496
403	Servicios no Personales	4.516.940
407	Transferencias	443.400.000
	TOTAL	**452.798.436**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**435.390.436**
Ingresos Ordinarios	150.000.000
- Ingresos por Aportes y Contribuciones	150.000.000
-Ingresos por actividades propias (mensualidades de la Dirección de Preescolares MINDEFENSA)	150.000.000
- Ingresos de la Propiedad	9.592.000
- Intereses por Depósitos del CIED - PDVSA	592.000
- Intereses por Fideicomiso	9.000.000
Transferencias para Financiar Gastos Corrientes	275.798.436
- Ministerio de la Defensa	
- Recursos Ordinarios	9.398.436
- CIED - PDVSA	266.400.000
B. Gastos Corrientes	**452.798.436**
Gastos de Consumo	9.398.436
Materiales y Suministros	4.881.496
Servicios no Personales	4.516.940
Otros Gastos Corrientes	443.400.000
Transferencias	443.400.000
Plan de Becas Anzoátegui	27.000.000
Alimentación Pre-escolares del Ministerio de la Defensa	150.000.000
Centro Internacional de Educación y Desarrollo	266.400.000
C. Resultado Económico: Desahorro	**17.408.000**
II. Cuenta de Capital	
A. Recursos de Capital	**(17.408.000)**
- Desahorro en la Cuenta Corriente	17.408.000
C. Resultado Financiero: Déficit	**17.408.000**
III. Cuenta Financiera	
A. Recursos Financieros	**17.408.000**
Activos Financieros	17.408.000
- Disminución de Caja y Bancos	17.408.000
B. Aplicaciones Financieras	**17.408.000**
Déficit Financiero	17.408.000

A0126

Fondo Autónomo de Inversiones y
Previsión Socio Económica para
Empleados y Obreros de la Fuerza
Armada Nacional (FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO –
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

LEY DE PRESUPUESTO 2003

A0126-1

POLÍTICA PRESUPUESTARIA

El Fondo Autónomo de Inversiones y Previsión Socio – Económica para Empleados y Obreros de la Fuerza Armada Nacional (FONDOEFA), es una institución cuya misión consiste en proporcionar bienestar social al personal de empleados y obreros que laboran para la FAN y sus familiares inmediatos; así como también administrar las inversiones y colocaciones a fin de producir recursos que coadyuven al cumplimiento de los objetivos de la Asociación. Las principales áreas que atiende son de salud física y mental, vivienda, cultura, educación, recreación, ahorro, créditos y otros aspectos que contribuyan al mejoramiento del nivel de vida.

POLÍTICA DE FINANCIAMIENTO:

El proyecto de presupuesto para el año 2003, cuyo monto es de Bs. 2.798.411.903 tiene políticas fundamentadas en las distintas acciones a desarrollar para obtener los recursos necesarios para cubrir las erogaciones programadas durante el próximo ejercicio económico conforme a la siguiente especificación: aporte del Ministerio de la Defensa por Bs. 904.529.764; y recursos propios discriminados de la siguiente manera: ingresos de la propiedad por Bs. 463.718.750; ingresos de operación por Bs. 334.270.000; ingresos por recursos propios de capital Bs. 57.535.205; recuperación de préstamos Bs 912.000.000 y movimientos financieros en cuanto a incremento de pasivo Bs. 126.358.184.

POLÍTICA DE GASTOS:

Los gastos de FONDOEFA se dirigirán fundamentalmente a los siguientes aspectos:

– Ampliar la cobertura de los servicios de bienestar social que debe atender Fondoefa.

– Racionalizar las erogaciones para la operatividad sin sacrificar los niveles de eficiencia en la atención a sus afiliados.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

Entre otras, FONDOEFA estima realizar las siguientes actividades:

– Cubrir los aspectos de Bienestar Social, en beneficio del personal civil que trabaja para la Fuerza Armada Nacional y sus familiares inmediatos.

– Atender a los hijos de empleados y obreros en la edad pre-escolar (de 2 a 6 años), los cuales recibirán atención pedagógica, pediátrica, odontológica, psicológica, servicio de comedor y recreación dirigida.

– Prestar asesoramiento jurídico gratuito al personal civil que así lo requiera.

– Otorgar soluciones habitacionales al personal de empleados y obreros.

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO –
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

LEY DE PRESUPUESTO 2003

A0126-2

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.702.518.514**
Ingresos Ordinarios	463.718.750
- Ingresos de la Propiedad	463.718.750
Ingresos de Operación	334.270.000
- Ingresos por Venta de Bienes y Servicios	334.270.000
Transferencias para Financiar Gastos Corrientes	904.529.764
Recursos de Capital	**57.535.205**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	
Recursos Financieros	
Activos Financieros	912.000.000
Recuperación de Préstamos	912.000.000
Pasivos Financieros	126.358.184
Incrementos de Cuentas a Pagar	3.258.184
Incremento de Otros Pasivos Circulantes	123.100.000
TOTAL	**2.798.411.903**

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO –
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

LEY DE PRESUPUESTO 2003

A0126-3

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.530.084.495**
Gastos de Consumo	1.054.351.671
Gastos de Personal	759.126.006
Materiales y Suministros	75.381.600
Servicios no Personales	162.308.860
Otros Gastos Corrientes de Instituciones Descentralizadas	57.535.205
Depreciación y Amortización	57.535.205
Otros Gastos Corrientes	475.732.824
Transferencias	305.939.224
Otros Gastos	169.793.600
Gastos de Capital	**40.834.012**
Adquisición de Maquinarias, Equipos e Inmuebles	40.834.012
Aplicaciones Financieras	**1.227.493.396**
Activos Financieros	1.080.763.447
Concesión de Préstamos	906.000.000
Incremento de Caja y Bancos	103.779.065
Incremento de Cuentas a Cobrar a Corto Plazo	70.984.382
Pasivos Financieros	146.729.949
Disminución de otros Pasivos no Circulantes	146.729.949
TOTAL	**2.798.411.903**

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO –
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

LEY DE PRESUPUESTO 2003

A0126-4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proporcionar a los trabajadores de la FAN y sus familiares las ordenes de consultas médicas	Consulta	12.000
Otorgar ayuda asistencial para solventar gastos urgentes de atención social	Ayuda	3.758
Conceder préstamos personales al personal de empleados y obreros de la FAN	Préstamo Personal	1.350
Impartir educación preescolar y atención individual a los niños en el Jardín de Infancia	Niño	80
Atender a los ahorristas	Ahorrista	10.500
Otorgar créditos hipotecarios y P.E.V.	Préstamo Especial de Vivienda	180
Realizar consultas en el Centro Odontológico de Fondoefa	Paciente	2.030
Prestar asistencia médica en el servicio de pediatría a los niños del personal civil y alumnos	Niño Atendido	400

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	85	308.933.942
- Directivo	4	40.109.921
- Profesional y Técnico	28	134.597.665
- Personal Administrativo	30	80.052.339
- Obrero	23	54.174.017
Personal Contratado	5	13.070.000
- Empleado	5	13.070.000
TOTAL	**90**	**322.003.942**

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO –   LEY DE PRESUPUESTO 2003
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

A0126-5

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	10	20.887.680
II	190.081 - 208.400		
III	208.401 - 258.400	17	43.906.167
IV	258.401 - 308.400	6	19.690.845
V	308.401 - 358.400	16	64.454.963
VI	358.401 - 408.400	4	18.574.710
VII	408.401 - 458.400		
VIII	458.401 - 508.400	6	33.669.029
IX	508.401 - 558.400	3	19.978.358
X	558.401 - 608.400		
XI	608.401 - 658.400	1	7.768.253
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	4	40.109.921
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		67	269.039.926

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	21	47.900.160
II	190.081 - 208.400	1	2.328.480
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1	3.945.377
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		23	54.174.017

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO –
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

LEY DE PRESUPUESTO 2003

A0126-6

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	1.037.650.478
02	Bienestar Social	905.939.224
03	Vivienda	306.000.000
04	Partidas no Asignadas a Programas	548.822.201
	TOTAL	**2.798.411.903**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	759.126.006
4.02	Materiales y Suministros	75.381.600
4.03	Servicios no Personales	162.308.860
4.04	Activos Reales	40.834.012
4.05	Activos Financieros	1.080.763.447
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	146.729.949
4.07	Transferencias	305.939.224
4.08	Otros Gastos de Instituciones Descentralizadas	227.328.805
	TOTAL	**2.798.411.903**

FONDO AUTONOMO DE INVERSIONES Y PREVISION SOCIO –
ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE
LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

LEY DE PRESUPUESTO 2003

A0126-7

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.702.518.514**
Ingresos Ordinarios	463.718.750
- Ingresos de la Propiedad	463.718.750
- Intereses por préstamos concedidos	288.000.000
- Intereses por dinero en depósito	72.000.000
- Intereses por Títulos y Valores	103.718.750
Ingresos de Operación	334.270.000
- Ingresos por Venta de Bienes y Servicios	334.270.000
Transferencias para Financiar Gastos Corrientes	904.529.764
- Recursos Ordinarios	500.000.000
- Otras Fuentes de Financiamiento	404.529.764
B. Gastos Corrientes	**1.530.084.495**
Gastos de Consumo	1.054.351.671
Gastos de Personal	759.126.006
Materiales y Suministros	75.381.600
Servicios no Personales	162.308.860
Otros Gastos Corrientes de Instituciones Descentralizadas	57.535.205
Depreciación y Amortización	57.535.205
Otros Gastos Corrientes	475.732.824
Transferencias	
Donaciones y Ayudas	305.939.224
Otros Gastos	169.793.600
C. Resultado Económico: Ahorro	**172.434.019**
II. Cuenta de Capital	
A. Recursos de Capital	**229.969.224**
- Ahorro en la Cuenta Corriente	172.434.019
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	57.535.205
B. Gastos de Capital	**40.834.012**
Adquisición de Maquinarias, Equipos e Inmuebles	40.834.012
C. Resultado Financiero: Superávit	**189.135.212**
III. Cuenta Financiera	
A. Recursos Financieros	**1.227.493.396**
Activos Financieros	912.000.000
Recuperación de Préstamos	912.000.000
Pasivos Financieros	126.358.184
Incrementos de Cuentas a Pagar	3.258.184
Incremento de Otros Pasivos Circulantes	123.100.000
Superávit Financiero	189.135.212
B. Aplicaciones Financieras	**1.227.493.396**
Activos Financieros	1.080.763.447
Concesión de Préstamos	906.000.000
Incremento de Caja y Bancos	103.779.065
Incremento de Cuentas a Cobrar a Corto Plazo	70.984.382
Pasivos Financieros	146.729.949
Disminución de otros Pasivos no Circulantes	146.729.949

A0404
Fundación Proyecto País

POLÍTICA PRESUPUESTARIA

La Fundación Proyecto País tiene como rol promover y financiar actividades que se vinculen con la administración y organización del Proyecto País, a fin de alcanzar mayores niveles de desarrollo, calidad de vida y bienestar social en los sectores más necesitados, por medio del aporte de los recursos necesarios y la participación de la Fuerza Armada y de la Sociedad Civil.

Dentro de este contexto, la Fundación divide sus actividades por áreas, dentro de las cuales destacan:

Apoyo en las áreas de salud, educación, etc, con la finalidad de contribuir con la recuperación y el fortalecimiento del país, mediante la articulación de acciones de naturaleza conjunta, para satisfacer en forma inmediata las necesidades básicas de la población excluida.

Asistencia social y humanitaria, mediante las cuales se persigue atacar el desempleo de los sectores más vulnerables y contribuir con la capacitación y preparación de grupos sociales para su inserción en la economía, además de financiar a cooperativas por la vía de la concesión de préstamos.

POLÍTICA DE FINANCIAMIENTO:

El Presupuesto de Ingresos de la Fundación para el Ejercicio Fiscal 2003, estará constituido por un aporte del Ejecutivo Nacional, a través del Ministerio de la Defensa, de NUEVE MIL SETECIENTOS SETENTA MILLONES VEINTISEIS MIL CIENTO NOVENTA Y SIETE BOLÍVARES (Bs. 9.770.026.197), más CIENTO TREINTA MILLONES DE BOLÍVARES (Bs. 130.000.000) producto de intereses, DOS MILLONES NOVECIENTOS CINCUENTA Y CUATRO MIL SEISCIENTOS NOVENTA Y SEIS BOLÍVARES (Bs. 2.954.696) como recursos de capital y TREINTA Y UN MIL TRESCIENTOS NOVENTA Y SIETE MILLONES CINCUENTA Y CINCO MIL QUINIENTOS SESENTA BOLIVARES (Bs. 31.397.055.560) por recursos financieros producto de la disminución de caja y bancos.

POLITICA DE GASTOS:

Para el logro de los objetivos propuestos se ha determinado un presupuesto de gastos de Bs. 41.300,0 millones donde los corrientes totalizan Bs. 23.251,6 millones, siendo el concepto más significativo el correspondiente a las transferencias por Bs. 16.944,8 millones (72,8%) a ser destinados a las jornadas de asistencia humanitaria, apoyo en las áreas de salud y educación y alfabetización, entre otras .

POLITICA DE COBERTURA:

Los objetivos que persigue la Institución para este ejercicio presupuestario, se plasman en la consecución de las siguientes metas: atender 6.732 pacientes, realizar 617 jornadas de asistencia social y humanitaria, 3.606 puestos de trabajo y conceder préstamos a 175 cooperativas, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**9.900.026.197**
Ingresos Ordinarios	130.000.000
- Ingresos de la Propiedad	130.000.000
Transferencias para Financiar Gastos Corrientes	9.770.026.197
Recursos de Capital	**2.954.696**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.954.696
Recursos Financieros	**31.397.055.560**
Activos Financieros	31.397.055.560
Disminución de Caja y Bancos	31.397.055.560
TOTAL	**41.300.036.453**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**23.251.644.413**
Gastos de Consumo	6.281.871.355
Gastos de Personal	2.973.252.588
Materiales y Suministros	2.341.675.287
Servicios no Personales	963.988.784
Otros Gastos Corrientes de Instituciones Descentralizadas	2.954.696
Depreciación y Amortización	2.954.696
Otros Gastos Corrientes	16.969.773.058
Transferencias	16.944.773.058
Rectificaciones al Presupuesto	25.000.000
Gastos de Capital	**48.392.040**
Adquisición de Maquinarias, Equipos e Inmuebles	48.392.040
Aplicaciones Financieras	**18.000.000.000**
Activos Financieros	18.000.000.000
Concesión de Préstamos	18.000.000.000
TOTAL	**41.300.036.453**

METAS

Denominación	Unidad de Medida	Cantidad 2003
SALUD		
Apoyo Médico Directo	Paciente	3.732
Plan Nacional de Cirugías	Paciente	3.000
ASISTENCIA SOCIAL Y HUMANITARIA		
Actividad de Asistencia Social y Humanitaria	Jornada	617
Plan de Trabajo Ocasional	Puesto de Trabajo	3.606
Creación y Organización de Cooperativas de Producción	Crédito por Cooperativa	175

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Contratado	176	1.164.604.800
- Empleado	171	1.153.200.000
- Obrero	5	11.404.800
TOTAL	**176**	**1.164.604.800**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	2	6.000.000
IV	258.401 - 308.400		
V	308.401 - 358.400	8	31.680.000
VI	358.401 - 408.400	43	206.400.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	30	172.800.000
IX	508.401 - 558.400		
X	558.401 - 608.400	38	273.600.000
XI	608.401 - 658.400		
XII	658.401 - 708.400	10	79.200.000
XIII	708.401 - 758.400	29	250.560.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	6	63.360.000
XVII	908.401 - MAS	5	69.600.000
	TOTAL	171	1.153.200.000

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	5	11.404.800
II	190.081 - 208.400	0	0
III	208.401 - 258.400	0	0
IV	258.401 - 308.400	0	0
V	308.401 - 358.400	0	0
VI	358.401 - 408.400	0	0
VII	408.401 - 458.400	0	0
VIII	458.401 - 508.400	0	0
IX	508.401 - 558.400	0	0
X	558.401 - 608.400	0	0
XI	608.401 - 658.400	0	0
XII	658.401 - 708.400	0	0
XIII	708.401 - 758.400	0	0
XIV	758.401 - 808.400	0	0
XV	808.401 - 858.400	0	0
XVI	858.401 - 908.400	0	0
XVII	908.401 - MAS	0	0
	TOTAL	5	11.404.800

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Programa de Asistencia Social y Humanitaria	10.723.324.973
02	Programa de Apoyo Médico - Quirúrgico	7.835.482.933
03	Programa Plan de Trabajo Ocasional	995.969.860
04	Programa de Unidades Cívico Militares de Producción	19.000.000.000
05	Oficina Central (Gastos Operativos)	2.406.810.120
06	Teatros de Operación Social (Gastos Operativos)	338.448.567
	TOTAL	41.300.036.453

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.973.252.588
4.02	Materiales y Suministros	2.341.675.287
4.03	Servicios no Personales	963.988.784
4.04	Activos Reales	48.392.040
4.05	Activos Financieros	18.000.000.000
4.07	Transferencias	16.944.773.058
4.08	Otros Gastos de Instituciones Descentralizadas	2.954.696
4.98	Rectificaciones al Presupuesto	25.000.000
	TOTAL	41.300.036.453

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.900.026.197**
Ingresos Ordinarios	130.000.000
- Ingresos de la Propiedad	130.000.000
Intereses por dinero en depósito	130.000.000
Transferencias para Financiar Gastos Corrientes	9.770.026.197
Sector Publico	
Ministerio de la Defensa	
Recursos Ordinarios	2.500.000.000
Gestión Fiscal	7.270.026.197
B. Gastos Corrientes	**23.251.644.413**
Gastos de Consumo	6.281.871.355
Gastos de Personal	2.973.252.588
Materiales y Suministros	2.341.675.287
Servicios no Personales	963.988.784
Otros Gastos Corrientes de Instituciones Descentralizadas	2.954.696
Depreciación y Amortización	2.954.696
Otros Gastos Corrientes	16.969.773.058
Transferencias	16.944.773.058
Corrientes otorgadas a Sector Privado	11.111.007.382
Corrientes otorgadas al Sector Público	4.833.765.676
Otras Transferencias Corrientes al Sector Publico	1.000.000.000
Rectificaciones al Presupuesto	25.000.000
C. Resultado Económico: Desahorro	**13.351.618.216**
II. Cuenta de Capital	
A. Recursos de Capital	**(13.348.663.520)**
- Desahorro en la Cuenta Corriente	13.351.618.216
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.954.696
B. Gastos de Capital	**48.392.040**
Adquisición de Maquinarias, Equipos e Inmuebles	48.392.040
C. Resultado Financiero: Déficit	**13.397.055.560**
III. Cuenta Financiera	
A. Recursos Financieros	**31.397.055.560**
Activos Financieros	31.397.055.560
Disminución de Caja y Bancos	31.397.055.560
B. Aplicaciones Financieras	**31.397.055.560**
Activos Financieros	18.000.000.000
Concesión de Préstamos	18.000.000.000
Déficit Financiero	13.397.055.560

POLÍTICA PRESUPUESTARIA

En su tercer año de operaciones la Fundación dará continuidad a los objetivos fundamentales previstos en su Decreto de creación, el cual esta dirigido a organizar, planificar, promover, administrar, financiar y ejecutar proyectos especiales de carácter social, asistencial, habitacional, vial, alimenticios y agroindustrial, con la finalidad de incentivar e impulsar a todos los sectores de la vida nacional, para alcanzar mayores niveles de desarrollo, calidad de vida y bienestar en los sectores más necesitados del país, por medio del aporte de los recursos necesarios y la participación de la Fuerza Armada Nacional y la Sociedad Civil.

POLÍTICA DE FINANCIAMIENTO:

El presupuesto de Ingresos de la Fundación para el Ejercicio Fiscal 2003, estará conformado por un aporte del Ejecutivo Nacional, a través del Ministerio de la Defensa, de SETECIENTOS SETENTA MILLONES DE BOLÍVARES (Bs. 770.000.000,0), más CIENTO SIETE MILLONES QUINIENTOS MIL BOLIVARES, provenientes de los intereses generados por las colocaciones y CUARENTA Y NUEVE MIL CUATROCIENTOS OCHENTA MILLONES QUINIENTOS VEINTICINCO MIL DOSCIENTOS CUARENTA Y TRES BOLIVARES (Bs. 49.480.525.243), por recursos de financieros.

POLÍTICA DE GASTOS:

Para el cumplimiento de las metas programadas se prevé un presupuesto de gastos de Bs. 50.358,0 millones, donde los corrientes totalizan Bs. 49.974,0 millones, siendo el concepto más significativo el correspondiente a las transferencias, ya que por este se imputan los gastos que son necesarios para la construcción de las obras de vialidad y de carácter social, que incrementan los bienes públicos del Estado.

POLÍTICA DE COBERTURA:

Los objetivos que persigue la Institución para este ejercicio presupuestario, se fundamentan en la consecución de las siguientes metas: Construcción de 380 kilómetros de autopista, conformadas por el Tramo Vía Upata Guasipati, Autopista José Antonio Páez y Autopista Tramo Barbacoa Bella Vista y la construcción del Dique Represa Guárico con 250 metros cuadrados.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**877.500.000**
Ingresos Ordinarios	107.500.000
- Ingresos de la Propiedad	107.500.000
Transferencias para Financiar Gastos Corrientes	770.000.000
Recursos Financieros	**49.480.525.243**
Activos Financieros	49.480.525.243
Disminución de Caja y Bancos	28.770.939.303
Disminución de Inversiones Temporales	13.609.585.940
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	7.100.000.000
– Ley Especial de Endeudamiento 2002 (Proyectos Especiales 2da Fase)	
TOTAL	**50.358.025.243**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**49.974.025.243**
Gastos de Consumo	960.222.989
Gastos de Personal	558.222.945
Materiales y Suministros	136.000.000
Servicios no Personales	266.000.044
Otros Gastos Corrientes	49.013.802.254
Transferencias Corrientes al Sector Público	49.013.802.254
Gastos de Capital	**84.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	84.000.000
Aplicaciones Financieras	**300.000.000**
Pasivos Financieros	300.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	300.000.000
TOTAL	**50.358.025.243**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proyecto de Vialidad Terrestre	Kilómetro	380
Vía Upata Guasipati	Kilómetro	165
Autopista José Antonio Páez	Kilómetro	95
Autopista Tramo Barbacoa Bella Vista	Kilómetro	120
Proyecto de Carácter Ambiental	Metro Cuadrado	250
Dique Represa Guárico	Metro Cuadrado	250

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	38	288.416.256
- Profesional y Técnico	27	253.800.000
- Personal Administrativo	4	15.000.000
- Obrero	7	19.616.256
Personal Contratado	2	14.400.000
- Empleado	2	14.400.000
TOTAL	40	302.816.256

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	1	2.400.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	3	12.600.000
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	10	66.000.000
X	558.401 - 608.400		14.400.000
XI	608.401 - 658.400		
XII	658.401 - 708.400	3	25.200.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	2	19.200.000
XV	808.401 - 858.400	1	10.200.000
XVI	858.401 - 908.400	8	86.400.000
XVII	908.401 - MAS	3	46.800.000
TOTAL		**33**	**283.200.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	7	19.616.256
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**7**	**19.616.256**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	700.000.000
02	Proyectos Especiales	49.358.025.243
03	Partidas No Asignables a Programas	300.000.000
	TOTAL	50.358.025.243

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	558.222.945
4.02	Materiales y Suministros	136.000.000
4.03	Servicios no Personales	266.000.044
4.04	Activos Reales	84.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000.000
4.07	Transferencias	49.013.802.254
	TOTAL	50.358.025.243

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**877.500.000**
Ingresos Ordinarios	107.500.000
- Ingresos de la Propiedad	107.500.000
Intereses por dinero en depósito	107.500.000
Transferencias para Financiar Gastos Corrientes	770.000.000
Sector Público	
Ministerio de la Defensa	
Financiamiento Ordinario	756.287.174
Gestión Fiscal	13.712.826
B. Gastos Corrientes	**49.974.025.243**
Gastos de Consumo	960.222.989
Gastos de Personal	558.222.945
Materiales y Suministros	136.000.000
Servicios no Personales	266.000.044
Otros Gastos Corrientes	49.013.802.254
Transferencias	49.013.802.254
Corrientes al Sector Público	49.013.802.254
C. Resultado Económico: Desahorro	**49.096.525.243**
II. Cuenta de Capital	
A. Recursos de Capital	**(49.096.525.243)**
- Desahorro en la Cuenta Corriente	49.096.525.243
B. Gastos de Capital	**84.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	84.000.000
C. Resultado Financiero: Déficit	**49.180.525.243**
III. Cuenta Financiera	
A. Recursos Financieros	**49.480.525.243**
Activos Financieros	49.480.525.243
Disminución de Caja y Bancos	28.770.939.303
Disminución de Inversiones Temporales	13.609.585.940
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	7.100.000.000
B. Aplicaciones Financieras	**49.480.525.243**
Pasivos Financieros	300.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	300.000.000
Déficit Financiero	49.180.525.243

A0830
Servicio Coordinado de Transporte
Aéreo del Ejecutivo Nacional (SATA)

POLITICA PRESUPUESTARIA

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (S.A.T.A.), tiene como objetivo fundamental, efectuar operaciones de apoyo aéreo de carácter administrativo, con la finalidad de cubrir necesidades de transporte de los diferentes organismos que conforman el Ejecutivo Nacional.

La política de cobertura de los servicios ofertados por el SATA, está orientada a coordinar la prestación del servicio de transporte aéreo a los funcionarios acreditados en los ministerios, Procuraduría General de la República, los Jefes o Directores de las Oficinas Nacionales y de las máximas autoridades de los órganos de la Administración Pública Descentralizada.

Asimismo, será el encargado de realizar el mantenimiento general de las aeronaves bajo su adscripción; del adiestramiento del personal de tripulaciones de pilotos, técnicos aeronáuticos y profesionales; operadores de los sistemas asignados y responsable de llevar el inventario del parque aéreo del Ejecutivo Nacional.

Con la finalidad de darle cumplimiento, tanto a su objetivo primordial como a la política de cobertura, el SATA tiene programadas un total de 3.100 horas de vuelo, distribuidas entre horas de servicio, de entrenamiento y de soporte a otros organismos, así como realizar entrenamientos a 27 pilotos y mecánicos aeronáuticos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.311.612.560**
Ingresos de Operación	1.950.000.000
- Ingresos por Venta de Bienes y Servicios	1.950.000.000
Transferencias para Financiar Gastos Corrientes	1.361.612.560
- Recursos Ordinarios	1.000.000.000
- Otras Fuentes de Financiamiento	361.612.560
TOTAL	**3.311.612.560**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.822.194.560**
Gastos de Consumo	2.822.194.560
Gastos de Personal	472.195.000
Materiales y Suministros	615.000.000
Servicios no Personales	1.734.999.560
Gastos de Capital	**489.418.000**
Adquisición de Maquinarias, Equipos e Inmuebles	10.000.000
Otros Activos Reales	479.418.000
TOTAL	**3.311.612.560**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Entrenamiento de Pilotos		27
Mantenimiento Mayor	%	50
Horas de Vuelo de Servicio	Hora	2.600
Horas de Vuelo de Entrenamiento	Hora	250
Horas de Vuelo de Soporte a Otros Organismos	Hora	250

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Contratado	20	104.460.000
- Empleado	13	80.940.000
- Obrero	7	23.520.000
TOTAL	**20**	**104.460.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	4	16.320.000
VI	358.401 - 408.400		
VII	408.401 - 458.400	3	15.120.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400	5	33.120.000
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	1	16.380.000
TOTAL		13	80.940.000

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	7	23.520.000
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		7	23.520.000

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación	3.311.612.560
	TOTAL	**3.311.612.560**

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	472.195.000
4.02	Materiales y Suministros	615.000.000
4.03	Servicios no Personales	1.734.999.560
4.04	Activos Reales	489.418.000
	TOTAL	3.311.612.560

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.311.612.560**
Ingresos de Operación	1.950.000.000
- Ingresos por Venta de Bienes y Servicios	1.950.000.000
Transferencias para Financiar Gastos Corrientes	1.361.612.560
- Recursos Ordinarios	1.000.000.000
- Otras Fuentes de Financiamiento	361.612.560
B. Gastos Corrientes	**2.822.194.560**
Gastos de Consumo	2.822.194.560
Gastos de Personal	472.195.000
Materiales y Suministros	615.000.000
Servicios no Personales	1.734.999.560
C. Resultado Económico: Ahorro/(Desahorro)	**489.418.000**
II. Cuenta de Capital	
A. Recursos de Capital	**489.418.000**
- Ahorro/(Desahorro) en la Cuenta Corriente	489.418.000
B. Gastos de Capital	**489.418.000**
Adquisición de Maquinarias, Equipos e Inmuebles	10.000.000
Otros Activos Reales	479.418.000

Ministerio de Educación, Cultura y Deportes

A0002
Instituto Autónomo Biblioteca Nacional y
Servicios de Bibliotecas

POLÍTICA PRESUPUESTARIA

La Biblioteca, inicia sus funciones en el año 1977, siendo su función principal el ser depositario del acervo documental y como tal es responsable del rescate, organización, preservación y difusión de los materiales bibliográficos y audiovisuales venezolanos y venezolanistas, presentes y restropectivos.

Entre las metas más relevantes del Instituto, destacan las siguientes: Atención de 18.994.627 usuarios en la sala, atención de 177.330 usuarios a distancia, 39.015.263 consultas de obras, préstamos especiales e interinstitucionales, 2.201 enriquecimiento de colecciones por compras, 263.773 enriquecimiento de colecciones por canje y donaciones y edición de 1 Cd-Rom de la bibliografía venezolana.

El presupuesto de ingresos de la Biblioteca Nacional se sitúa en Bs. 21.821,1 millones, discriminados en Bs. 20.000,0 (91,7%) provenientes de transferencias corrientes, Bs. 114,3 millones (0,5%) por venta de bienes y servicios (alquiler de sala, reproducción, catálogo, venta de diskette, entre otros, Bs. 89,0 millones (0,4%) de depreciación y Bs. 1.617,8 (7,4%) millones por disminución de cuentas y efectos a cobrar.

El presupuesto de gastos para el año 2002 asciende a Bs. 21.821,1 millones, distribuídos en: gastos corrientes Bs. 19.809,7 millones, gastos de capital Bs. 393,6 millones y aplicaciones financieras por Bs. 1.617,8 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 304,5 millones en la cuenta corriente y un equilibrio en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**20.114.286.980**
Ingresos de Operación	114.286.980
- Ingresos por Venta de Bienes y Servicios	114.286.980
Transferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	20.000.000.000
Recursos de Capital	**89.016.400**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	89.016.400
Recursos Financieros	**1.617.845.559**
Activos Financieros	1.617.845.559
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.617.845.559
TOTAL	**21.821.148.939**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**19.809.741.001**
Gastos de Consumo	18.813.617.728
Gastos de Personal	15.916.155.690
Materiales y Suministros	370.281.018
Servicios no Personales	2.438.164.620
Otros Gastos Corrientes de Instituciones Descentralizadas	89.016.400
Depreciación y Amortización	89.016.400
Otros Gastos Corrientes	996.123.273
Transferencias	996.123.273
Gastos de Capital	**393.562.379**
Adquisición de Maquinarias, Equipos e Inmuebles	332.966.579
Activos Intangibles	24.655.200
Otros Activos Reales	35.940.600
Aplicaciones Financieras	**1.617.845.559**
Pasivos Financieros	1.617.845.559
Disminución de Cuentas y Efectos a Pagar a Proveedores	860.015.825
Disminución de Cuentas Y Efectos a Pagar a Contratistas	430.309.177
Disminución de Cuentas a Pagar por Retenciones Laborales	70.485.750
Disminución de Otras Cuentas y Efectos a Pagar	257.034.807

TOTAL   **21.821.148.939**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Atención de Usuario en la Sala	Usuario Atendido	18.994.627
Atención de Usuario a Distancia	Usuario Atendido	177.330
Consulta de Obras	Obra Consultada	39.015.263
Enriquecimiento de Colecciones por Compra	Pieza Adquirida	2.201
Enriquecimiento de Colecciones por Canje y Donaciones	Pieza Ingresada	263.773
Elaboración de Normas	Norma Aprobada	6
Prestación de Asesoría	Asesoría Técnica Prestada	90
Preservación y Conservación de obras impresas (Obra Antigua y Posterior a 1850)	Obra Preservada y Conservada	80.417
Diagnóstico de Colecciones (Informe de Colecciones y Obras)	Informe de Diagnóstico	65
Catalogación de Libros, Publicaciones Seriadas y Materiales Audiovisual	Título Catalogado	21.500
Preservación de Obras Audiovisuales	Obra Audiovisual	11.000
Edición de Publicaciones Divulgativas	Publicación Divulgativa Impresa	6
Edición del CD-ROM de la Bibliografía Venezolana	CD-ROM Editado	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1178	5.809.972.090
- Directivo	96	911.774.060
- Profesional y Técnico	517	3.261.758.360
- Personal Administrativo	328	936.084.920
- Obrero	237	700.354.750
Personal Contratado	8	50.000.000
- Empleado	8	50.000.000
TOTAL	**1.186**	**5.859.972.090**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	151	349.128.850
III	208.401 - 258.400	122	344.331.190
IV	258.401 - 308.400	35	122.945.740
V	308.401 - 358.400	13	52.036.600
VI	358.401 - 408.400	55	260.992.920
VII	408.401 - 458.400	137	713.889.320
VIII	458.401 - 508.400	106	618.759.470
IX	508.401 - 558.400	67	430.749.350
X	558.401 - 608.400	61	426.742.270
XI	608.401 - 658.400	34	260.490.890
XII	658.401 - 708.400	36	300.468.690
XIII	708.401 - 758.400	61	552.898.200
XIV	758.401 - 808.400	23	216.501.470
XV	808.401 - 858.400	18	183.009.700
XVI	858.401 - 908.400	22	232.696.450
XVII	908.401 - MAS	8	93.976.260
TOTAL		**949**	**5.159.617.370**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	237	700.354.750
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**237**	**700.354.750**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	136	817.365.159
Jubilado	75	482.966.007
Pensionado	61	334.399.152
Obrero	15	120.741.250
Jubilado	15	120.741.250
TOTAL	**151**	**938.106.409**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	9.832.701.396
02	Mejoramiento y Desarrollo de los Servicios Biblihemerográficos	2.046.107.779
03	Mejoramiento y Desarrollo de la Red Metropolitana de Biblioteca Pública	3.843.012.130
04	Mejoramiento y Desarrollo de los Servicios Técnicos	2.467.223.452
05	Normalización y Asistencia Técnica	1.268.521.996
06	Mejoramiento y Desarrollo de los Servicios Audiovisuales	656.720.227
99	Partidas no Asignables a Programas	1.706.861.959
	TOTAL	**21.821.148.939**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	15.916.155.690
4.02	Materiales y Suministros	370.281.018
4.03	Servicios no Personales	2.438.164.620
4.04	Activos Reales	393.562.379
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.617.845.559
4.07	Transferencias	996.123.273
4.08	Otros Gastos de Instituciones Descentralizadas	89.016.400
	TOTAL	21.821.148.939

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.114.286.980**
Ingresos de Operación	114.286.980
- Ingresos por Venta de Bienes y Servicios	114.286.980
Transferencias para Financiar Gastos Corrientes	20.000.000.000
Aporte del Ejecutivo Nacional	20.000.000.000
B. Gastos Corrientes	**19.809.741.001**
Gastos de Consumo	18.813.617.728
Gastos de Personal	15.916.155.690
Materiales y Suministros	370.281.018
Servicios no Personales	2.438.164.620
Otros Gastos Corrientes de Instituciones Descentralizadas	89.016.400
Depreciación y Amortización	89.016.400
Otros Gastos Corrientes	996.123.273
Transferencias	996.123.273
Transferencia Corrientes Sector Privado	938.106.412
Transferencia Corrientes Entes Descentralizados	58.016.861
C. Resultado Económico: Ahorro	**304.545.979**
II. Cuenta de Capital	
A. Recursos de Capital	**393.562.379**
- Ahorro en la Cuenta Corriente	304.545.979
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	89.016.400
B. Gastos de Capital	**393.562.379**
Adquisición de Maquinarias, Equipos e Inmuebles	332.966.579
Activos Intangibles	24.655.200
Otros Activos Reales	35.940.600
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**1.617.845.559**
Activos Financieros	1.617.845.559
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.617.845.559
B. Aplicaciones Financieras	**1.617.845.559**
Pasivos Financieros	1.617.845.559
Disminución de Cuentas y Efectos a Pagar a Proveedores	860.015.825
Disminución de Cuentas y Efectos a Pagar a Contratistas	430.309.177
Disminución de Cuentas a Pagar por Retenciones Laborales	70.485.750
Disminución de Otras Cuentas y Efectos a Pagar	257.034.807

A0012

Consejo Nacional de la
Cultura (CONAC)

POLÍTICA PRESUPUESTARIA

El Consejo Nacional de la Cultura (CONAC) tiene como objetivo principal establecer los principios rectores de la política cultural del Estado, política dirigida fundamentalmente al estudio, planificación, coordinación y ejecución en el campo de las humanidades, las artes y las ciencias sociales, principalmente en sus manifestaciones no escolarizadas, para velar por la existencia y eficacia de todos los servicios culturales públicos que el Estado ofrece a los ciudadanos.

Para el ejercicio fiscal 2003, el CONAC estima realizar las siguientes metas: 1.659 talleres, 43 cursos a nivel nacional e internacional, 20 Festivales, 33 Convenios con instituciones y organismos nacionales e internacionales, 23 Seminarios nacionales e internacionales, 66 Encuentros Culturales, 52 Reuniones con organismos e instituciones culturales, 137 Publicaciones de Libros y Revistas, 210 Asesorías Culturales, 24 Proyectos de investigación culturales, Construir 5 Espacios Culturales Comunitarios, Conservatorio y Centro Cultural, 19 Premios a creadores y artistas de diversas artes, 52 Jornadas de reflexión sobre temas de interés cultural, Editar 111 libros en materia cultural, Otorgar aporte económico a 6.120 artistas, investigadores y creadores, Profesionalizar, actualizar y mejorar 1.200 profesores de arte y Publicar 600.000 mil periódico Conactualidad.

El Consejo Nacional de la Cultura para alcanzar las metas dispone de un financiamiento de Bs. 194.334,9 millones, conformados por: Aporte al Ejecutivo Nacional Bs. 175.256,9 millones (90,2%), Disminución de cuentas por cobrar Bs. 17.263,9 millones (8,9%), Ingresos por venta de bienes y servicios Bs. 10,0 millones (0,01%), Ingresos por intereses Bs. 340,0 millones (0,2%), Disminución de caja y bancos Bs. 1.236,1 millones (0,6%) y Recursos de capital provenientes de la depreciación acumulada Bs. 228,0 millones (0,1%).

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 163.530,6 millones (84,1%), inversiones en activos fijos por Bs. 3.804,3 millones (2,0%) y Disminución de Pasivos por Bs. 27.000,0 millones (13,9%).

La ejecución del Presupuesto, prevé un ahorro de Bs. 12.076,3 millones y un superávit en la cuenta financiera de Bs. 8.500,0 millones. El superávit financiará la disminución de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**175.606.860.669**
Ingresos Ordinarios	340.000.000
- Ingresos de la Propiedad	340.000.000
Ingresos de Operación	10.000.000
- Ingresos por Venta de Bienes y Servicios	10.000.000
Transferencias para Financiar Gastos Corrientes	175.256.860.669
- Recursos Ordinarios	85.454.430.253
- Gestión Fiscal	39.802.430.416
- Otras Fuentes de Financiamiento	50.000.000.000
Recursos de Capital	**228.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	228.000.000
Recursos Financieros	**18.500.000.000**
Activos Financieros	18.500.000.000
- Disminución de Caja y Bancos	1.236.141.324
- Disminución de Cuentas a Cobrar al Ejecutivo Nacional	17.263.858.676
TOTAL	**194.334.860.669**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**163.530.599.211**
Gastos de Consumo	35.797.872.614
Gastos de Personal	23.475.209.405
Materiales y Suministros	1.334.071.040
Servicios no Personales	10.760.592.169
Otros Gastos Corrientes de Instituciones Descentralizadas	228.000.000
Depreciación y Amortización	228.000.000
Otros Gastos Corrientes	127.732.726.597
Transferencias	127.732.726.597
Gastos de Capital	**3.804.261.458**
Adquisición de Maquinarias, Equipos e Inmuebles	1.433.429.068
Obras de Infraestructura	2.113.000.000
Activos Intangibles	110.532.390
Otros Activos Reales	147.300.000
Aplicaciones Financieras	**27.000.000.000**
Pasivos Financieros	27.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	849.303.476
Disminución de Cuentas a Pagar por Retenciones Laborales	1.001.293.500
Disminución de otros Pasivos Circulantes	25.149.403.024
TOTAL	**194.334.860.669**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Talleres	Taller	1.659
Cursos a nivel nacional e internacional	Curso	43
Festivales	Festival	20
Convenios con instituciones y organismos nacionales e internacionales	Convenio	33
Seminarios nacionales e internacionales	Seminario	23
Encuentros Culturales	Encuentro	66
Reuniones con organismos e instituciones culturales	Reunión	52
Publicación de Libros y Revistas	Publicación	137
Exposiciones nacionales e internacionales	Exposición	10
Asesorías Culturales	Asesoría	210
Proyectos de investigación culturales	Investigación	24
Participar en bienales internacionales	Bienal	2
Construir Espacios Culturales Comunitarios, Conservatorio y Centro Cultural	Obra	5
Premios a creadores y artistas de diversas artes	Premio	19
Becas de estudios en el país y en el exterior	Beca	39
Evaluación a las diferentes áreas artísticas	Evaluación	1.107
Jornadas de reflexión sobre temas de interés cultural	Jornada	52
Visitas guiadas	Visita	511
Editar libros en materia cultural	Libro	111
Otorgar aporte económico a artistas, investigadores y creadores	Aporte Económico	6.120
Profesionalizar, actualizar, mejorar profesores de arte	Artista Profesionalizado	1.200
Identificar, promocionar talentos artísticos	Artista Destacado	90
Diseñar, implementar y reeditar en música, teatro, danza y visuales	Plan / Programa	50
Publicar periódico Conactualidad	Periódico	600.000
Trasmitir programa radial Conactualidad	Programa de Radio	52
Trasmitir programa televisión Conactualidad	Programa de T.V.	52
Publicar títulos bibliográficos	Publicación	3.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	663	4.174.676.883
- Directivo	74	706.797.420
- Profesional y Técnico	218	2.014.270.985
- Personal Administrativo	218	790.193.274
- Obrero	153	663.415.204
Personal Contratado	3	6.473.004
- Empleado	3	6.473.004
Personal Fijo a Tiempo Parcial	430	1.718.399.726
- Personal Docente	430	1.718.399.726
TOTAL	**1.096**	**5.899.549.613**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	162	266.850.238
II	190.081 - 208.400	11	27.189.150
III	208.401 - 258.400	80	223.670.212
IV	258.401 - 308.400	64	208.277.714
V	308.401 - 358.400	72	294.719.238
VI	358.401 - 408.400	63	282.472.340
VII	408.401 - 458.400	31	157.547.145
VIII	458.401 - 508.400	59	338.694.402
IX	508.401 - 558.400	48	296.065.239
X	558.401 - 608.400	78	535.977.588
XI	608.401 - 658.400	43	324.373.721
XII	658.401 - 708.400	85	689.305.123
XIII	708.401 - 758.400	23	197.886.533
XIV	758.401 - 808.400	19	175.070.401
XV	808.401 - 858.400	19	192.234.403
XVI	858.401 - 908.400	20	213.527.705
XVII	908.401 - MAS	66	812.273.257
TOTAL		**943**	**5.236.134.409**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	147	632.706.085
VII	408.401 - 458.400	6	30.709.119
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**153**	**663.415.204**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	280	1.687.956.134
Jubilado	200	1.238.154.134
Pensionado	80	449.802.000
Obrero	84	345.359.562
Jubilado	84	345.359.562
TOTAL	**364**	**2.033.315.696**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Proceso Directivo	25.372.640.708
02	Proceso de Apoyo	81.500.748.755
03	Proceso Sustantivo y Unidades Nacionales Integradas	60.233.471.206
99	Partidas no Asignables a Programas	27.228.000.000
	TOTAL	**194.334.860.669**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	23.475.209.405
4.02	Materiales y Suministros	1.334.071.040
4.03	Servicios no Personales	10.760.592.169
4.04	Activos Reales	3.804.261.458
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	27.000.000.000
4.07	Transferencias	127.732.726.597
4.08	Otros Gastos de Instituciones Descentralizadas	228.000.000
	TOTAL	**194.334.860.669**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**175.606.860.669**
Ingresos Ordinarios	340.000.000
- Ingresos de la Propiedad	340.000.000
Intereses	340.000.000
Ingresos de Operación	10.000.000
- Ingresos por Venta de Bienes y Servicios	10.000.000
Transferencias para Financiar Gastos Corrientes	175.256.860.669
Aporte del Ejecutivo Nacional	175.256.860.669
- Recursos Ordinarios	85.454.430.253
- Gestión Fiscal	39.802.430.416
- Otras Fuentes de Financiamiento	50.000.000.000
B. Gastos Corrientes	**163.530.599.211**
Gastos de Consumo	35.797.872.614
Gastos de Personal	23.475.209.405
Materiales y Suministros	1.334.071.040
Servicios no Personales	10.760.592.169
Otros Gastos Corrientes de Instituciones Descentralizadas	228.000.000
Depreciación y Amortización	228.000.000
Otros Gastos Corrientes	127.732.726.597
Transferencias (Detallar)	127.732.726.597
Pensiones y Jubilaciones	1.316.128.664
Asistencia social pensionado jubilado	717.187.032
Programa Financiamiento de Cultural (Subsidios Culturales)	55.000.000.000
Transferencias a Organismos Tutelados	48.280.000.000
Recursos Ordinarios	29.027.946.352
Gestión Fiscal	11.104.400.000
Otras Fuentes de Financiamiento	8.147.653.648
Transferencias por Convenio del CONAC con Otros Tutelados	702.109.500
Fondo de cogestión (proyectos con las gobernaciones y alcaldías)	10.000.000.000
Fondo para el estimulo de la creatividad (premios nacionales, becas y subsidios de honor y vitalicios)	4.790.240.000
Gastos de Programación Área (CONAC)	2.000.000.000
Otras transferencias	4.927.061.401
C. Resultado Económico: Ahorro	**12.076.261.458**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**12.304.261.458**
- Ahorro en la Cuenta Corriente	12.076.261.458
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	228.000.000
B. Gastos de Capital	**3.804.261.458**
Adquisición de Maquinarias, Equipos e Inmuebles	1.433.429.068
Obras de Infraestructura - Estudios y Proyectos	2.113.000.000
Activos Intangibles	110.532.390
Otros Activos Reales	147.300.000
C. Resultado Financiero: Superávit	**8.500.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**27.000.000.000**
Activos Financieros	18.500.000.000
Disminución de Caja y Bancos	1.236.141.324
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	17.263.858.676
Superávit Financiero	8.500.000.000
B. Aplicaciones Financieras	**27.000.000.000**
Pasivos Financieros	27.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	849.303.476
Disminución de Cuentas a Pagar por Retenciones Laborales	1.001.293.500
Disminución de otros Pasivos Circulantes	25.149.403.024

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de Cooperación Educativa (INCE) tiene como objetivo principal la formación y capacitación de los trabajadores por medio de la habilidad ocupacional complementaria, perfeccionamiento y especialización en diversa ocupaciones tales como: Alfabetización, aprendizaje y mejoramiento a la capacitación agraria de la población rural.

Para el ejercicio fiscal 2003, el INCE proyecta realizar las siguientes metas: 21.589 cursos de formación en centros y unidades móviles para 349.736 participantes, 1.627 cursos en acción social Inter-institucional para 26.650 personas, 214 cursos de formación industrial INCE CEMA para 2.373 personas, 120 cursos de formación INCE transporte para 1.364 personas, 3.721 cursos de formación en empresa para 50.872 personas y 213 cursos formación de micros pequeños y medianos empresarios para 3.210 personas.

El Instituto Nacional de Cooperación Educativa para alcanzar las metas dispone de un financiamiento de Bs. 225.262,8 millones, conformados por: Aporte al Ejecutivo Nacional Bs. 43.058,4 millones (19,1%); Ingresos de la Propiedad (intereses por colocaciones bancarias) Bs. 24.395,0 millones (10,8%); ingresos por aportes y contribuciones Bs. 134.431,5 millones (59,7%), otros ingresos Bs. 1.564,0 (0,7%); recursos de capital (depreciación) Bs. 2.875,9 millones (1,3%) y recursos financieros por Bs. 18.938,0 millones (8,4%).

La totalidad de los recursos antes indicados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 207.082,4 millones (91,9%), inversiones en activos fijos por Bs. 13.727,8 millones (6,1%) y aplicaciones financieras por Bs. 4.452,6 millones (2,0%).

El ejercicio económico y financiero proyectados indican un desahorro de Bs. 3.633,5 millones en cuenta corriente y un déficit financiero en la cuenta capital de Bs. 14.485,4 millones, el cual será financiado con disminución de otras cuentas a cobrar e incrementos de cuentas a pagar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**203.448.879.693**
Ingresos Ordinarios	158.826.480.000
- Ingresos por Aportes y Contribuciones	134.431.480.000
- Ingresos de la Propiedad (Intereses)	24.395.000.000
Transferencias para Financiar Gastos Corrientes	43.058.400.000
- Financiamiento Ordinario	31.858.400.000
- Programas y Proyectos	10.000.000.000
- Convenio Projuvendes	1.200.000.000
Otros Ingresos	1.563.999.693
Recursos de Capital	**2.875.930.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones	
y Otras Reservas	2.875.930.000
Recursos Financieros	**18.938.000.000**
Activos Financieros	5.438.000.000
Disminución de Otras Cuentas a Cobrar	5.438.000.000
Pasivos Financieros	13.500.000.000
Incrementos de Cuentas a Pagar	13.500.000.000
TOTAL	**225.262.809.693**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**207.082.418.910**
Gastos de Consumo	56.651.581.700
Gastos de Personal	30.702.631.738
Materiales y Suministros	3.076.026.743
Servicios no Personales	19.996.993.219
Otros Gastos Corrientes de Instituciones Descentralizadas	2.875.930.000
Depreciación y Amortización	2.875.930.000
Otros Gastos Corrientes	150.430.837.210
Transferencias	150.430.837.210
Gastos de Capital	**13.727.840.000**
Adquisición de Maquinarias, Equipos e Inmuebles	7.723.504.000
Obras de Infraestructura	2.880.997.000
Activos Intangibles	472.840.000
Otros Activos Reales	2.650.499.000
Aplicaciones Financieras	**4.452.550.783**
Activos Financieros	3.014.326.000
Incremento de Caja y Bancos	3.014.326.000
Pasivos Financieros	1.438.224.783
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.438.224.783
TOTAL	**225.262.809.693**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Formación en Centros y Unidades Móviles	Curso	21.589
Formación en Centros y Unidades Móviles	Participante	349.736
Acción Social Inter-Institucional	Curso	1.627
Acción Social Inter-Institucional	Participante	26.650
Formación Industrial INCE CEMA	Curso	214
Formación Industrial INCE CEMA	Participante	2.373
Formación INCE Transporte	Curso	120
Formación INCE Transporte	Participante	1.364
Formación en Empresas	Curso	3.721
Formación en Empresas	Participante	50.872
Formación de Micros Pequeños y Medianos Empresarios (CEP/CEFE)	Curso	213
Formación de Micros Pequeños y Medianos Empresarios (CEP/CEFE)	Participante	3.210
Formación Profesional por Convenios Regionales y Sectoriales	Curso	2.670
Formación Profesional por Convenios Regionales y Sectoriales	Participante	38.360
Programa de Formación Delegada a las Empresas	Participante	72.693
Desarrollo del Aprendizaje en la Empresa (DAE)	Participante	4.742

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1469	9.838.103.000
- Directivo	82	488.787.000
- Profesional y Técnico	886	6.895.108.000
- Personal Administrativo	275	1.354.245.000
- Personal Docente	18	105.356.000
- Obrero	208	994.607.000
Personal Contratado	449	3.178.673.000
- Empleado	449	3.178.673.000
Personal Fijo a Tiempo Parcial	19	91.788.000
- Profesional y Técnico	19	91.788.000
TOTAL	**1.937**	**13.108.564.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	50	124.925.000
III	208.401 - 258.400	52	155.500.000
IV	258.401 - 308.400	62	214.020.000
V	308.401 - 358.400	83	324.088.000
VI	358.401 - 408.400	110	504.977.000
VII	408.401 - 458.400	51	269.660.000
VIII	458.401 - 508.400	63	362.518.000
IX	508.401 - 558.400	80	500.800.000
X	558.401 - 608.400	155	1.089.077.000
XI	608.401 - 658.400	106	817.353.000
XII	658.401 - 708.400	119	975.549.000
XIII	708.401 - 758.400	143	1.233.340.000
XIV	758.401 - 808.400	145	1.320.738.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	58	721.181.000
	TOTAL	**1.277**	**8.613.726.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	39	106.121.000
IV	258.401 - 308.400	18	61.800.000
V	308.401 - 358.400	21	81.380.000
VI	358.401 - 408.400	41	189.348.000
VII	408.401 - 458.400	20	107.054.000
VIII	458.401 - 508.400	17	99.208.000
IX	508.401 - 558.400	20	125.707.000
X	558.401 - 608.400	32	223.991.000
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**208**	**994.609.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	74.343.457.377
02	Apoyo Técnico Docente	20.707.413.745
03	Regionalización de la Formación Profesional	120.406.202.571
99	Partidas no Asignables a Programas	9.805.736.000
	TOTAL	225.262.809.693

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	30.702.631.738
402	Materiales y Suministros	3.076.026.743
403	Servicios no Personales	19.996.993.219
404	Activos Reales	13.727.840.000
405	Activos Financieros	3.014.326.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.438.224.783
407	Transferencias	150.430.837.210
408	Otros Gastos de Instituciones Descentralizadas	2.875.930.000
	TOTAL	225.262.809.693

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**203.448.879.693**
Ingresos Ordinarios	158.826.480.000
- Ingresos por Aportes y Contribuciones	134.431.480.000
- Ingresos de la Propiedad (Intereses)	24.395.000.000
Transferencias para Financiar Gastos Corrientes	43.058.400.000
Financiamiento Ordinario	31.858.400.000
Programas y Proyectos	10.000.000.000
Convenio Projuvendes	1.200.000.000
Otros Ingresos	1.563.999.693
B. Gastos Corrientes	**207.082.418.910**
Gastos de Consumo	56.651.581.700
Gastos de Personal	30.702.631.738
Materiales y Suministros	3.076.026.743
Servicios no Personales	19.996.993.219
Otros Gastos Corrientes de Instituciones Descentralizadas	2.875.930.000
Depreciación y Amortización	2.875.930.000
Otros Gastos Corrientes	150.430.837.210
Transferencias	150.430.837.210
Transferencias Sector Privado	150.430.837.210
C. Resultado Económico: Desahorro	**3.633.539.217**
II. Cuenta de Capital	
A. Recursos de Capital	**(757.609.217)**
- Desahorro en la Cuenta Corriente	(3.633.539.217)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones	
y Otras Reservas	2.875.930.000
B. Gastos de Capital	**13.727.840.000**
Adquisición de Maquinarias, Equipos e Inmuebles	7.723.504.000
Obras de Infraestructura - Estudios y Proyectos	2.880.997.000
Activos Intangibles	472.840.000
Otros Activos Reales	2.650.499.000
C. Resultado Financiero: Déficit	**14.485.449.217**
III. Cuenta Financiera	
A. Recursos Financieros	**18.938.000.000**
Activos Financieros	5.438.000.000
Disminución de Otras Cuentas a Cobrar	5.438.000.000
Pasivos Financieros	13.500.000.000
Incrementos de Cuentas a Pagar	13.500.000.000
B. Aplicaciones Financieras	**18.938.000.000**
Activos Financieros	3.014.326.000
Incremento de Caja y Bancos	3.014.326.000
Pasivos Financieros	1.438.224.783
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.438.224.783
Déficit Financiero	14.485.449.217

A0049

Instituto Nacional de Deportes
(IND)

POLÍTICA PRESUPUESTARIA

El IND, inicia sus funciones según lo establecido en el Decreto N° 164 de la Junta Militar de Gobierno de fecha 23-06-49, cuyo objetivo principal es la de planificar, formular y coordinar la gestión deportiva, en función de dar repuestas adecuada a los requerimientos de la nación en cuanto a la educación física, deporte y recreación.

Entre las metas proyectadas más relevantes, para el ejercicio fiscal 2003 destacan: Organización de los 1° Juegos Inter.-Unidades Educativas de Formación Deportiva; Participación de Venezuela en los Juegos Panamericanos; Otorgamiento de 150 Becas al Atleta de Alta Competencia que Estudian en el Exterior; Medicamentos, Vitaminas y Suplementos Nutricionales para los Atletas; Dotación de Materiales Deportivos y Equipos a Planteles Públicos en los Juegos Escolarizados; entre otros.

Para el ejercicio económico 2003, el presupuesto de ingresos se sitúa en Bs. 150.770,6 millones, discriminados en Bs. 129.995,1 (86,2%) provenientes de transferencias corrientes y de capital, Bs. 530,5 millones (0,4%) por ingresos de la propiedad compuesto por: Intereses por colocaciones bancarias, alquileres de locales y otros ingresos, Bs. 941,5 millones (0,6%) de depreciación y Bs. 19.303,5 millones (12,8%) de disminución de cuentas a cobrar al Ejecutivo Nacional.

Las Transferencias de Capital están conformadas por: recursos provenientes de Gestión Fiscal por Bs. 7.520,0 millones destinados a El Complejo Velódromo "Teo Capriles", El Estadio Nacional Brigido Iriarte", El Centro Nacional de Mampote y otros Centros Deportivos; más Recursos Ordinarios por Bs. 12.505,3 millones para otros Proyectos de Inversión.

El presupuesto de gastos para el año 2003 asciende a Bs. 150.770,6 millones, distribuidos en gastos corrientes Bs. 109.623,8 millones, gastos de capital Bs. 21.843,3 millones y aplicaciones financieras por Bs. 19.303,5 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 876,5 millones en la cuenta corriente y un equilibrio en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**110.500.279.400**
Ingresos Ordinarios	530.512.631
- Ingresos de la Propiedad	530.512.631
Transferencias para Financiar Gastos Corrientes	109.969.766.769
Recursos Ordinarios	50.167.336.353
Gestión Fiscal	39.802.430.416
Otras Fuentes de Financiamiento	20.000.000.000
Recursos de Capital	**20.966.840.700**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	941.522.400
- Transferencias para Financiar Gastos de Capital	20.025.318.300
Recursos Ordinarios	12.505.318.300
Gestión Fiscal	7.520.000.000
Recursos Financieros	**19.303.500.000**
Activos Financieros	19.303.500.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.303.500.000
TOTAL	**150.770.620.100**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**109.623.801.800**
Gastos de Consumo	61.487.628.200
Gastos de Personal	17.939.459.800
Materiales y Suministros	13.032.622.700
Servicios no Personales	29.574.023.300
Otros Gastos Corrientes de Instituciones Descentralizadas	941.522.400
Depreciación y Amortización	941.522.400
Otros Gastos Corrientes	48.136.173.600
Transferencias	48.136.173.600
Gastos de Capital	**21.843.318.300**
Adquisición de Maquinarias, Equipos e Inmuebles	4.448.233.300
Obras de Infraestructura	17.240.085.000
Activos Intangibles	155.000.000
Aplicaciones Financieras	**19.303.500.000**
Pasivos Financieros	19.303.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	19.303.500.000
TOTAL	**150.770.620.100**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Realizar Transferencias para Financiar Proyectos Dirigidos a Organizaciones de Nuevos Deportes.	Proyecto	8
Realizar Transferencias Financieras a Entes Municipales para la Ejecución de Actividades Deportivas.	Ente Municipal	200
Apoyar Económicamente la Realización y Organización de los Juegos Deportivos Nacionales	Juego	12
Asistencia Socioeconómica (Becas Escolares y Universitarias) Atletas de Alto Rendimiento	Atleta Atendido	850
Otorgar 150 Becas a Igual Numero de Atletas de Alta Competencia que Estudian en el Exterior.	Beca	150

METAS

Denominación	Unidad de Medida	Cantidad 2003
Realizar Transferencias para Financiar Proyectos Dirigidos a Organizaciones de Nuevos Deportes.	Proyecto	8
Realizar Transferencias al Fondo de Protección al Atleta	Transferencia Realizada	4
Realizar Asistencia Alimentaría y Alojamiento para Atletas y Entrenadores de Alto Rendimiento en Concentración Permanente.	Atleta Asistido	500
Realizar Asistencia Alimentaría y Alojamiento para Atletas y Entrenadores de Alto Rendimiento en concentración Periódica.	Atleta y Entrenador Asistido	960
Participar con una Delegación en los Juegos Panamericanos.	Delegación - Juego	1
Adquisición de Unidades de Insumos de Laboratorio, Medicamentos , Vitaminas y Suplementos Nutricionales para los Atletas.	Insumo Adquirido	80.000
Organizar los 1° Juegos Inter.-Unidades Educativas de Formación Deportiva.	Juego Inter.-Unidades Educativa	1
Contratación de Empresa para Realización del Ajuste del Proyecto Integral del Centro de Alto Rendimiento la Rinconada	Empresa Contratada	1
Contratación de Empresas para la Construcción de Obras Mayores	Infraestructura Deportiva Construida	41
Contratación de Empresas para la Realización de Estudios, Evaluación, Diagnóstico y Rediseño del Sistema de Aguas Blancas de las Instalaciones del Velódromo Teo Capriles y Estadio Brigido Iriarte.	Empresa Contratada	2
Contratación de Empresas para la Reparación de Canchas Deportivas	Empresa Contratada	650
Tramitar la Contratación de Empresas para el Techado de Canchas Deportivas	Empresa Contratada	24
Dotación de Materiales Deportivos y Equipos a Planteles Públicos	Escuela Dotada	730
Fases de los Juegos Escolares Realizados	Juego Realizado	4
Intercambios Deportivos Escolares Internacionales	Intercambio Escolar	4
Festivales de Educación Especial, Preescolar, 1era. Etapa y Diversificado Profesional	Festival Realizado	96
Planteles de Preescolar Dotados de Material Didáctico Recreativo	Plantel Dotado	960

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	484	4.701.209.439
- Directivo	73	841.441.444
- Profesional y Técnico	234	2.875.850.200
- Personal Administrativo	137	868.058.908
- Obrero	40	115.858.887
Personal Contratado	100	664.841.200
- Empleado	100	664.841.200
TOTAL	**584**	**5.366.050.639**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	28	85.894.900
IV	258.401 - 308.400		
V	308.401 - 358.400	27	106.392.532
VI	358.401 - 408.400	25	112.940.362
VII	408.401 - 458.400	11	55.778.504
VIII	458.401 - 508.400	39	226.894.590
IX	508.401 - 558.400	48	307.958.192
X	558.401 - 608.400	44	307.961.432
XI	608.401 - 658.400	28	211.558.972
XII	658.401 - 708.400	23	189.155.201
XIII	708.401 - 758.400	15	133.855.001
XIV	758.401 - 808.400	24	226.530.979
XV	808.401 - 858.400	20	201.745.879
XVI	858.401 - 908.400	12	127.187.366
XVII	908.401 - MAS	200	2.956.337.852
	TOTAL	544	5.250.191.762

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	40	115.858.877
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	40	115.858.877

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	296	2.754.246.500
Jubilado	208	2.157.420.100
Pensionado	88	596.826.400
Obrero	28	109.506.100
Jubilado	28	109.506.100
TOTAL	**324**	**2.863.752.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Comunes Para la Administración del I.N.D.	29.200.512.700
02	Administración del I.N.D.	10.000.000.000
03	Deporte para Todos	52.410.000.000
04	Deporte de Rendimiento	28.915.085.000
05	Educación Física y Deporte Escolar	10.000.000.000
99	Partidas no Asignables a Programas	20.245.022.400
TOTAL		**150.770.620.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	17.939.459.800
402	Materiales y Suministros	13.032.622.700
403	Servicios no Personales	29.574.023.300
404	Activos Reales	21.843.318.300
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	19.303.500.000
407	Transferencias	48.136.173.600
408	Otros Gastos de Instituciones Descentralizadas	941.522.400
	TOTAL	**150.770.620.100**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**110.500.279.400**
Ingresos Ordinarios	530.512.631
- Ingresos de la Propiedad	530.512.631
Intereses por colocaciones	500.000.000
alquileres de locales	10.000.000
Otros ingresos	20.512.631
Transferencias para Financiar Gastos Corrientes	109.969.766.769
Recursos Ordinarios	50.167.336.353
Gestión Fiscal	39.802.430.416
Otras Fuentes de Financiamiento	20.000.000.000
B. Gastos Corrientes	**109.623.801.800**
Gastos de Consumo	61.487.628.200
Gastos de Personal	17.939.459.800
Materiales y Suministros	13.032.622.700
Servicios no Personales	29.574.023.300
Otros Gastos Corrientes de Instituciones Descentralizadas	941.522.400
Depreciación y Amortización	941.522.400
Otros Gastos Corrientes	48.136.173.600
Transferencias	48.136.173.600
Transferencias Corrientes Internas	48.136.173.600
C. Resultado Económico: Ahorro	**876.477.600**
II. Cuenta de Capital	
A. Recursos de Capital	**21.843.318.300**
- Ahorro en la Cuenta Corriente	876.477.600
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	941.522.400
- Transferencias para Financiar Gastos de Capital	20.025.318.300
Gestión Fiscal	7.520.000.000
Recursos Ordinarios	12.505.318.300
B. Gastos de Capital	**21.843.318.300**
Adquisición de Maquinarias, Equipos e Inmuebles	4.448.233.300
Obras de Infraestructura - Estudios y Proyectos	17.240.085.000
Activos Intangibles	155.000.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**19.303.500.000**
Activos Financieros	19.303.500.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.303.500.000
B. Aplicaciones Financieras	**19.303.500.000**
Pasivos Financieros	19.303.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	19.303.500.000

A0056

Instituto de Previsión y Asistencia Social
para el Personal del Ministerio de
Educación
(IPASME)

POLÍTICA PRESUPUESTARIA

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME) tiene por objetivos brindar atención médica – odontológica, otorgar préstamos para viviendas, coordinar la actividad cultural y recreacional, que contribuyen al bienestar social, mental y físico de los afiliados.

El Instituto para alcanzar las metas dispone de un financiamiento de Bs. 350.368,1 millones, de los cuales Bs. 197.563,6 millones (56,4%) corresponden a recursos del Ejecutivo Nacional, contribuciones personales del sector privado (Afiliados) Bs. 44.646,8 millones (12,7%), venta de bienes y servicios Bs. 989,8 millones (0,3%), ingresos de la propiedad Bs. 21.561,1 millones (6,2%), recursos financieros Bs. 82.870,2 millones (23,7%), recursos de capital Bs. 672,2 millones (0,2%) y Bs. 2.064,4 millones (0,5%), provenientes de otros ingresos.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 155.379,6 millones (44,3%), inversiones en activos fijos por Bs. 33.819,4 millones (9,7%), concesión de préstamos Bs. 112.850,0 millones, transacciones con activos financieros Bs. 14.504,2 millones y cancelación de pasivo a mediano y largo plazo de Bs. 33.814,9 millones (15,2%).

Para gastos de personal se destinan Bs. 101.571,5 millones (29,0% del total del gasto), materiales y suministros Bs. 11.619,9 millones (3,3%), servicios no personales Bs. 25.854,8 millones (7,4%), activos reales Bs. 33.819,4 millones (9,7%), activos financieros Bs. 127.354,2 millones (36,1%), cancelación de pasivos Bs. 33.814,9 millones (9,7%), transferencias Bs. 12.797,8 millones (3,7%) y otros gastos de instituciones descentralizadas Bs. 3.535,6 millones (1,1%).

La ejecución del Presupuesto, prevé un ahorro de Bs. 36.261,8 millones y un superávit en la cuenta capital de Bs. 3.114,5 millones.

Para el ejercicio fiscal 2003, el IPASME estima realizar las siguientes metas: Prestar atención médica directa a través de 3.980.543 consultas; conceder 29.500 préstamos (26.000 personales y 3.500 hipotecarios); alojar 132.000 personas en las instalaciones de Villas Ipasmar y Hotel Valle Grande.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**191.641.366.929**
Ingresos Ordinarios	143.943.846.374
- Ingresos por Aportes y Contribuciones	122.382.785.457
Aportes del Sector Público	77.735.980.547
Ministerio de Educación (Otras Fuentes de Financiamiento)	68.698.302.109
Gobernaciones	9.037.678.438
Contribuciones Personales del Sector Privado	44.646.804.910
- Ingresos de la Propiedad	21.561.060.917
Ingresos de Operación	989.798.504
- Ingresos por Venta de Bienes y Servicios	989.798.504
Transferencias para Financiar Gastos Corrientes	44.643.300.000
Recursos Ordinarios	44.643.300.000
Otros Ingresos	2.064.422.051
Recursos de Capital	**672.157.957**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	672.157.957
Recursos Financieros	**158.054.585.067**
Activos Financieros	30.666.029.687
Recuperación de Préstamos	24.338.140.414
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	6.327.889.273
Pasivos Financieros	127.388.555.380
Incremento de Pasivos a Mediano y Largo Plazo	127.388.555.380
Aportes para Incremento de Ahorros	79.643.383.608
Ministerio de Educación (Otras Fuentes de Financiamiento)	75.184.370.211
Institutos y Colegios Universitarios	2.109.309.274
IPASME	2.349.704.123
Cotizaciones de Afiliados para Ahorros	44.881.775.323
Intereses por Pagar sobre Ahorros de Afiliados	2.863.396.449
TOTAL	**350.368.109.953**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**155.379.567.256**
Gastos de Consumo	142.581.766.009
Gastos de Personal	101.571.464.860
Materiales y Suministros	11.619.930.010
Servicios no Personales	25.854.816.733
Otros Gastos Corrientes de Instituciones Descentralizadas	3.535.554.406
Depreciación y Amortización	672.157.957
Intereses (Ahorros Afiliados)	2.863.396.449
Otros Gastos Corrientes	12.797.801.247
Transferencias	12.797.801.247
Gastos de Capital	**33.819.436.504**
Adquisición de Maquinarias, Equipos e Inmuebles	11.237.190.904
Obras de Infraestructura	6.810.000.000
Activos Intangibles	3.600.000.000
Otros Activos Reales	12.172.245.600
Aplicaciones Financieras	**161.169.106.193**
Activos Financieros	127.354.174.793
Concesión de Préstamos	112.850.000.000
Incremento de Caja y Bancos	14.504.174.793
Pasivos Financieros	33.814.931.400
Servicio de la Deuda Pública y Disminución de Otros Pasivos	33.814.931.400
TOTAL	**350.368.109.953**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Servicio Médico Directo	Paciente Atendido	3.961.019
Servicio Médico Indirecto	Paciente Atendido	11.066
Servicio Cirugía Ambulatoria	Paciente Atendido	8.458
Préstamos Personales (Corto plazo)	Préstamo	24.500
Préstamo Automovilísticos (Corto plazo)	Préstamo	500
Préstamos Turísticos (Corto plazo)	Préstamo	1.000
Préstamos Hipotecarios (Largo plazo)	Préstamo	3.500
Alojamiento IPASMAR	Persona	92.000
Alojamiento Valle Grande	Persona	40.000
Planes Vacacionales	Persona	1.000
Exposiciones	Exposición	4
Exposiciones Galerías	Exposición	3
Grupos Culturales y Artísticos	Presentación	48
Evento Deportivo	Evento	3
Conferencias	Conferencia	6
Talleres	Taller	26
Concurso Literario	Concurso	1

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL **LEY DE PRESUPUESTO 2003**
PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

A0056 - 4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	7.326	31.528.988.160
- Directivo	207	1.307.875.869
- Profesional y Técnico	1.671	12.453.758.010
- Personal Administrativo	2.553	8.074.758.728
- Personal Médico	422	3.526.607.043
- Obrero	2.473	6.165.988.511
Personal Contratado	921	2.885.878.695
- Empleado	377	1.619.371.318
- Obrero	544	1.266.507.377
Personal Fijo a Tiempo Parcial	1.098	4.620.041.656
- Personal Médico	1.098	4.620.041.656
TOTAL	**9.345**	**39.034.908.511**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	576	1.381.798.811
III	208.401 - 258.400	487	1.409.870.147
IV	258.401 - 308.400	1.513	5.133.598.711
V	308.401 - 358.400	747	3.020.645.226
VI	358.401 - 408.400	910	4.075.113.700
VII	408.401 - 458.400	139	724.163.596
VIII	458.401 - 508.400	139	798.738.836
IX	508.401 - 558.400	156	996.262.999
X	558.401 - 608.400	114	806.203.587
XI	608.401 - 658.400	271	2.069.845.076
XII	658.401 - 708.400	421	3.463.769.151
XIII	708.401 - 758.400	572	5.027.597.477
XIV	758.401 - 808.400	221	2.058.871.083
XV	808.401 - 858.400	37	367.381.273
XVI	858.401 - 908.400	20	212.137.241
XVII	908.401 - MAS	5	56.415.709
TOTAL		**6.328**	**31.602.412.623**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	2.180	5.313.365.729
III	208.401 - 258.400	836	2.115.170.159
IV	258.401 - 308.400		
V	308.401 - 358.400	1	3.960.000
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**3.017**	**7.432.495.888**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1.274	6.693.411.081
Jubilado	844	5.836.178.938
Pensionado	430	857.232.143
Obrero	950	3.963.705.257
Jubilado	802	3.120.613.651
Pensionado	148	843.091.606
TOTAL	**2.224**	**10.657.116.338**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	95.339.312.335
02	Servicios Auxiliares	32.087.003.773
03	Asistencial	64.942.196.840
04	Atención Integral al Afiliado	6.800.932.656
05	Crediticio	113.720.478.635
06	Obras y Servicios	33.272.826.503
07	Cultura y Recreación	4.205.359.211
	TOTAL	**350.368.109.953**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	101.571.464.860
4.02	Materiales y Suministros	11.619.930.010
4.03	Servicios no Personales	25.854.816.733
4.04	Activos Reales	33.819.436.504
4.05	Activos Financieros	127.354.174.793
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	33.814.931.400
4.07	Transferencias	12.797.801.247
4.08	Otros Gastos de Instituciones Descentralizadas	3.535.554.406
	TOTAL	**350.368.109.953**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**191.641.366.929**
Ingresos Ordinarios	143.943.846.374
- Ingresos por Aportes y Contribuciones	122.382.785.457
Aportes del Sector Público	77.735.980.547
Ministerio de Educación (Otras Fuentes de Financiamiento)	68.698.302.109
Gobernaciones	9.037.678.438
Contribuciones Personales del Sector Privado	44.646.804.910
- Ingresos de la Propiedad	21.561.060.917
Intereses por Colocaciones	8.051.052.000
Intereses por Préstamos a los Afiliados	13.432.565.917
Alquileres de Locales	77.443.000
Ingresos de Operación	989.798.504
- Ingresos por Venta de Bienes y Servicios	989.798.504
Transferencias para Financiar Gastos Corrientes	44.643.300.000
Afiliación Gratuita Pensionados y Jubilados M.E. (Recursos Ordinarios)	2.442.987.845
Interconvenio Ministerio de Educación (Recursos Ordinarios)	786.912.155
Aporte para Gastos de Funcionamiento (Recursos Ordinarios)	41.413.400.000
Otros Ingresos	2.064.422.051
B. Gastos Corrientes	**155.379.567.256**
Gastos de Consumo	142.581.766.009
Gastos de Personal	101.571.464.860
Materiales y Suministros	11.619.930.010
Servicios no Personales	25.854.816.733
Otros Gastos Corrientes de Instituciones Descentralizadas	3.535.554.406
Depreciación y Amortización	672.157.957
Intereses (Ahorros Afiliados)	2.863.396.449
Otros Gastos Corrientes	12.797.801.247
Transferencias	12.797.801.247
Pensiones	1.360.258.999
Jubilaciones	7.165.434.071
Aguinaldos al personal pensionado	340.064.749
Aguinaldos al personal Jubilado	1.791.358.518
Otras transferencias directas a personas (HCM)	807.690.572
Otras transferencias directas a personas (Interconvenio)	786.912.155
Otras transferencias directas a personas (Asistencial y Otras)	343.776.463
Otras Transferencias	202.305.720
C. Resultado Económico: Ahorro	**36.261.799.673**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**36.933.957.630**
- Ahorro en la Cuenta Corriente	36.261.799.673
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	672.157.957
B. Gastos de Capital	**33.819.436.504**
Adquisición de Maquinarias, Equipos e Inmuebles	11.237.190.904
Obras de Infraestructura - Estudios y Proyectos	6.810.000.000
Activos Intangibles	3.600.000.000
Otros Activos Reales	12.172.245.600
C. Resultado Financiero: Superávit	**3.114.521.126**
III. Cuenta Financiera	
A. Recursos Financieros	**161.169.106.193**
Activos Financieros	30.666.029.687
Recuperación de Préstamos	24.338.140.414
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	6.327.889.273
Pasivos Financieros	127.388.555.380
Incremento de Pasivos a Mediano y Largo Plazo	127.388.555.380
Aportes para Incremento de Ahorros	79.643.383.608
Ministerio de Educación (Otras Fuentes de Financiamiento)	75.184.370.211
Institutos y Colegios Universitarios	2.109.309.274
IPASME	2.349.704.123
Cotizaciones de Afiliados para Ahorros	44.881.775.323
Intereses por Pagar sobre Ahorros de Afiliados	2.863.396.449
Superávit Financiero	3.114.521.126
B. Aplicaciones Financieras	**161.169.106.193**
Activos Financieros	127.354.174.793
Concesión de Préstamos	112.850.000.000
Incremento de Caja y Bancos	14.504.174.793
Pasivos Financieros	33.814.931.400
Servicio de la Deuda Pública y Disminución de Otros Pasivos	33.814.931.400

POLÍTICA PRESUPUESTARIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2003

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, rescatar para su publicación, las más importantes obras de la cultura y el pensamiento latinoamericano, desde sus orígenes hasta el presente. Además de editar y difundir obras de modo que sirva al propósito de estimular y reafirmar la integración, desarrollo, independencia y proceso de los pueblos del continente, y las demás actividades que sean compatibles con la naturaleza de la Fundación.

La biblioteca dispone de recursos por Bs. 1.351,5 millones, de los cuales Bs.1.150,0 millones (85,1%) corresponden a transferencias ordinarias del Ministerio de Educación, Cultura y Deportes, Bs. 125,7 millones (9,3%) transacciones financieras, ingresos propios Bs. 75,0 millones (5,5%) y depreciación por Bs. 0,8 millones (0,1%).

Los citados recursos permitirán cubrir gastos corrientes por Bs. 755,3 millones (55,9%) inversión real Bs. 32,4 millones (2,4%) y aplicaciones financieras por Bs. 563,8 millones (41,7%).

Entre las principales metas se encuentran el rescate de las obras de la cultura y el pensamiento latinoamericano para su publicación, difusión y venta, entre las que se mencionan: 15.500 ejemplares de la Colección Clásica, 1.000 de la Colección Claves de América y 2.000 de la Colección Expresión Americana.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.225.000.000**
Ingresos de Operación	75.000.000
- Ingresos por Venta de Bienes y Servicios	75.000.000
Transferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	1.150.000.000
Recursos de Capital	**750.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	750.000
Recursos Financieros	**125.754.645**
Activos Financieros	125.754.645
Disminución de Caja y Bancos	80.632.216
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	5.922.429
Disminución de Otras Cuentas a Cobrar	39.200.000
TOTAL	**1.351.504.645**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**755.298.306**
Gastos de Consumo	755.298.306
Gastos de Personal	476.879.639
Materiales y Suministros	18.749.008
Servicios no Personales	258.919.659
Otros Gastos Corrientes de Instituciones Descentralizadas	750.000
Depreciación y Amortización	750.000
Gastos de Capital	**32.436.564**
Otros Activos Reales	32.436.564
Aplicaciones Financieras	**563.769.775**
Activos Financieros	313.508.903
Incremento de Otros Activos no Circulantes	313.508.903
Pasivos Financieros	250.260.872
Disminución de Cuentas y Efectos a Pagar a Proveedores	250.260.872
TOTAL	**1.351.504.645**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Colección Clásica	Ejemplar	15.500
Colección Clave de América	Ejemplar	1.000
Colección la Expresión Americana	Ejemplar	2.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	25	249.333.997
- Directivo	4	66.744.792
- Profesional y Técnico	11	134.292.250
- Personal Administrativo	6	32.046.735
- Obrero	4	16.250.220
Personal Contratado	2	15.000.000
- Empleado	2	15.000.000
TOTAL	**27**	**264.333.997**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.430.632
V	308.401 - 358.400	1	4.171.200
VI	358.401 - 408.400		
VII	408.401 - 458.400	1	5.332.944
VIII	458.401 - 508.400	3	17.522.340
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	4	30.440.281
XII	658.401 - 708.400		
XIII	708.401 - 758.400	1	9.000.000
XIV	758.401 - 808.400	1	9.589.032
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	11	168.597.249
TOTAL		**23**	**248.083.678**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.195.360
V	308.401 - 358.400	1	3.970.620
VI	358.401 - 408.400	2	9.084.339
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**4**	**16.250.319**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Ejecución General	443.520.884
02	Dirección Editorial	524.485.556
03	Dirección Promociones y Relaciones	132.487.333
04	Partidas no Asignables a Programas	251.010.872
	TOTAL	1.351.504.645

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	476.879.639
4.02	Materiales y Suministros	18.749.008
4.03	Servicios no Personales	258.919.659
4.04	Activos Reales	32.436.564
4.05	Activos Financieros	313.508.903
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	250.260.872
4.08	Otros Gastos de Instituciones Descentralizadas	750.000
	TOTAL	1.351.504.645

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.225.000.000**
Ingresos de Operación	75.000.000
- Ingresos por Venta de Bienes y Servicios	75.000.000
Transferencias para Financiar Gastos Corrientes	1.150.000.000
- Transferencias para Financiar Gastos Corrientes de la administración Central	1.150.000.000
B. Gastos Corrientes	**755.298.306**
Gastos de Consumo	755.298.306
Gastos de Personal	476.879.639
Materiales y Suministros	18.749.008
Servicios no Personales	258.919.659
Otros Gastos Corrientes de Instituciones Descentralizadas	750.000
Depreciación y Amortización	750.000
C. Resultado Económico: Ahorro	**469.701.694**
II. Cuenta de Capital	
A. Recursos de Capital	**470.451.694**
- Ahorro en la Cuenta Corriente	469.701.694
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	750.000
B. Gastos de Capital	**32.436.564**
Otros Activos Reales	32.436.564
C. Resultado Financiero: Superávit	**438.015.130**
III. Cuenta Financiera	
A. Recursos Financieros	**563.769.775**
Activos Financieros	125.754.645
Disminución de Caja y Bancos	80.632.216
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	5.922.429
Disminución de Otras Cuentas a Cobrar	39.200.000
Superávit Financiero	438.015.130
B. Aplicaciones Financieras	**563.769.775**
Activos Financieros	313.508.903
Incremento de Otros Activos no Circulantes	313.508.903
Pasivos Financieros	250.260.872

A0323

Fundación de Edificaciones y Dotaciones
Educativas (FEDE)

POLÍTICA PRESUPUESTARIA

La Fundación de Edificaciones y Dotaciones Educativas (F.E.D.E.), tiene por objetivo brindar el mantenimiento integral de la planta física educativa en los niveles de preescolar, básica, media diversificada y profesional y la modalidad de educación especial y el respectivo equipamiento, así como la responsabilidad de la administración de los recursos destinados al pago de los servicios básicos del Sistema Educativo y arrendamiento de planteles.

Para el ejercicio fiscal 2003, la Fundación estima realizar las siguientes metas: Dotar de mobiliario escolar a 780 planteles, rehabilitar 626 plantas educativas, construir 9 preescolares y 21 escuelas bolivarianas, brindar mantenimiento preventivo a 1.370 planteles, dotar 1.000 unidades móviles de mantenimiento y seguridad, rehabilitar 384 edificaciones educativas, realizar 267 estudios y proyectos para inversión educativa y atender el funcionamiento educativo en 29.000 inmuebles escolares.

FEDE para alcanzar las metas dispone de un financiamiento de Bs. 194.493,7 millones de los cuales Bs. 149.833,0 millones (77,0%) corresponden a recursos del Ejecutivo Nacional, recursos de capital Bs. 1.062,2 millones (1,0%), provenientes de la reserva de depreciación y Bs. 43.598,5 millones (22,0%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 33.476,7 millones (17,0%), inversiones en activos fijos por Bs. 134.591,0 millones (69,0%) y cancelación de pasivo a mediano y largo plazo de Bs. 26.426,0 millones (14,0%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**35.967.800.000**
Ingresos Ordinarios	35.967.800.000
Transferencias para Financiar Gastos Corrientes	35.967.800.000
Recursos Ordinarios	35.967.800.000
Recursos de Capital	**114.927.440.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.062.240.000
- Transferencias para Financiar Gastos de Capital	113.865.200.000
Recursos Ordinarios	24.062.769.584
Gestión Fiscal	39.802.430.416
Otras Fuentes de Financiamiento	50.000.000.000
Recursos Financieros	**43.598.461.972**
Activos Financieros	43.598.461.972
Disminución de Caja y Bancos	109.947.227
Disminución de Inversiones Temporales	8.219.058.099
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	35.269.456.646
TOTAL	**194.493.701.972**

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (F.E.D.E.).

LEY DE PRESUPUESTO 2003

A0323 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**33.476.614.339**
Gastos de Consumo	33.322.799.645
Gastos de Personal	8.865.713.415
Materiales y Suministros	424.348.740
Servicios no Personales	22.970.497.490
Otros Gastos Corrientes de Instituciones Descentralizadas	1.062.240.000
Depreciación y Amortización	1.062.240.000
Otros Gastos Corrientes	153.814.694
Transferencias	153.814.694
Gastos de Capital	**134.591.049.015**
Adquisición de Maquinarias, Equipos e Inmuebles	2.955.000.000
Obras de Infraestructura	130.469.849.015
Activos Intangibles	136.000.000
Otros Activos Reales	1.030.200.000
Aplicaciones Financieras	**26.426.038.618**
Pasivos Financieros	
Servicio de la Deuda Pública y Disminución de otros Pasivos	26.426.038.618
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.665.873.333
Disminución de Cuentas Y Efectos a Pagar a Contratistas	3.892.300.031
Disminución de Cuentas a Pagar por Retenciones Laborales	88.495.752
Disminución de Otras Cuentas y Efectos a Pagar	1.069.369.502
Disminución de otros Pasivos Circulantes	710.000.000
TOTAL	**194.493.701.972**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Construcción de Preescolares	Plantel	9
Rehabilitación de Planta Educativa	Plantel	626
Mantenimiento Preventivo y Seguridad Escolar	Plantel	1.370
Dotación de Unidades Móviles de Mantenimiento y Seguridad	Plantel	1.000
Rehabilitación de Edificaciones Educativas	Plantel	384
Dotación de Mobiliario Escolar	Plantel	780
Estudios y Proyectos para Inversión en Planta Física Educativa	Proyecto Diseñado	267
Funcionamiento del Sistema Educativo	Inmueble	29.000
Construcción de Escuelas Bolivarianas	Plantel	21

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS
(F.E.D.E.).

LEY DE PRESUPUESTO 2003

A0323 - 3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	356	2.886.043.584
- Directivo	57	811.709.232
- Profesional y Técnico	198	1.638.763.488
- Personal Administrativo	101	435.570.864
Personal Contratado	48	217.070.920
- Empleado	48	217.070.920
TOTAL	**404**	**3.103.114.504**

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (F.E.D.E.).

LEY DE PRESUPUESTO 2003

A0323 - 4

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	26	86.370.508
V	308.401 - 358.400	24	99.364.044
VI	358.401 - 408.400	27	123.824.964
VII	408.401 - 458.400	31	162.506.916
VIII	458.401 - 508.400	5	29.756.736
IX	508.401 - 558.400	14	90.030.288
X	558.401 - 608.400	13	90.643.368
XI	608.401 - 658.400	75	554.352.576
XII	658.401 - 708.400	17	141.832.008
XIII	708.401 - 758.400	1	8.534.688
XIV	758.401 - 808.400		
XV	808.401 - 858.400	53	530.307.528
XVI	858.401 - 908.400	1	10.448.820
XVII	908.401 - MAS	69	958.171.140
TOTAL		356	2.886.143.584

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	6	14.410.000
III	208.401 - 258.400	6	16.775.000
IV	258.401 - 308.400	3	9.900.000
V	308.401 - 358.400	11	42.932.060
VI	358.401 - 408.400		
VII	408.401 - 458.400	10	50.205.760
VIII	458.401 - 508.400	4	22.578.600
IX	508.401 - 558.400	1	6.655.000
X	558.401 - 608.400	2	14.344.500
XI	608.401 - 658.400	5	39.270.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		48	217.070.920

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS
(F.E.D.E.).

LEY DE PRESUPUESTO 2003

A0323 - 5

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	21	153.814.694
Jubilado	12	99.187.870
Pensionado	9	54.626.824
TOTAL	**21**	**153.814.694**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección Superior	92.367.093.928
2	Proyectos	26.712.661.763
3	Conservación	24.615.568.158
4	Coordinación Administrativa	50.798.378.123
	TOTAL	**194.493.701.972**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	8.865.713.415
402	Materiales y Suministros	424.348.740
403	Servicios no Personales	22.970.497.490
404	Activos Reales	134.591.049.015
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	26.426.038.618
407	Transferencias	153.814.694
408	Otros Gastos de Instituciones Descentralizadas	1.062.240.000
	TOTAL	**194.493.701.972**

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS
(F.E.D.E.).

LEY DE PRESUPUESTO 2003

A0323 - 6

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**35.967.800.000**
Ingresos Ordinarios	35.967.800.000
Transferencias para Financiar Gastos Corrientes	35.967.800.000
- Transferencias Procedentes de la Administración Central	35.967.800.000
Recursos Ordinarios	35.967.800.000
B. Gastos Corrientes	**33.476.614.339**
Gastos de Consumo	33.322.799.645
Gastos de Personal	8.865.713.415
Materiales y Suministros	424.348.740
Servicios no Personales	22.970.497.490
Otros Gastos Corrientes de Instituciones Descentralizadas	1.062.240.000
Depreciación y Amortización	1.062.240.000
Otros Gastos Corrientes	153.814.694
Transferencias	153.814.694
Transferencias Corrientes al Sector Privado (Pensiones y Jubilaciones)	153.814.694
C. Resultado Económico: Ahorro	**2.491.185.661**
II. Cuenta de Capital	
A. Recursos de Capital	**117.418.625.661**
- Ahorro en la Cuenta Corriente	2.491.185.661
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.062.240.000
- Transferencias para Financiar Gastos de Capital	113.865.200.000
Transferencias Procedentes de la Administración Central	113.865.200.000
Recursos Ordinarios	24.062.769.584
Gestión Fiscal	39.802.430.416
Otras Fuentes de Financiamiento	50.000.000.000
B. Gastos de Capital	**134.591.049.015**
Adquisición de Maquinarias, Equipos e Inmuebles	2.955.000.000
Obras de Infraestructura - Estudios y Proyectos	130.469.849.015
Activos Intangibles	136.000.000
Otros Activos Reales	1.030.200.000
C. Resultado Financiero: (Déficit)	**17.172.423.354**
III. Cuenta Financiera	
A. Recursos Financieros	**43.598.461.972**
Activos Financieros	43.598.461.972
Disminución de Caja y Bancos	109.947.227
Disminución de Inversiones Temporales	8.219.058.099
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	35.269.456.646
B. Aplicaciones Financieras	**43.598.461.972**
Pasivos Financieros	26.426.038.618
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.665.873.333
Disminución de Cuentas Y Efectos a Pagar a Contratistas	3.892.300.031
Disminución de Cuentas a Pagar por Retenciones Laborales	88.495.752
Disminución de Otras Cuentas y Efectos a Pagar	1.069.369.502
Disminución de otros Pasivos Circulantes	710.000.000
Déficit Financiero	17.172.423.354

A0342
Fundación La Casa de Bello

POLÍTICA PRESUPUESTARIA

La Fundación tiene por objeto la promoción y realización de actividades de investigación científica en el campo de las letras, con el fin de estimular y difundir la creación literaria en todas sus manifestaciones y expresiones para contribuir con el desarrollo armónico del ser humano, proyectar y difundir al autor y escritor.

El fomentar las áreas de poesía, ensayo, literatura, teatralidad, narrativa así como la historia regional; constituyen el ámbito de ejecutorias institucional. Producir y exhibir obras pertenecientes al ilustre sabio Don Andrés Bello, a los venezolanos distinguidos de su generación. Contribuir a la conservación del patrimonio artístico y literario del país.

Para el ejercicio fiscal 2003, la Fundación estima realizar las siguientes metas: realizar 1000 ejemplares de la publicación "Una Galería para Miraflores"; publicar 1000 ejemplares de "Carta a un Joven Ensayista", 500 publicaciones de "Teatro Negro" y publicar 500 ejemplares de "Entrono a la Voz de Francisco Madariaga".

La Casa de Bello para alcanzar las metas dispone de un financiamiento de Bs. 468,5 millones, de los cuales Bs. 420,0 millones (89,6%) corresponden a recursos del Ejecutivo Nacional, ingresos propios Bs. 12,4 millones (2,6%), recursos de capital Bs. 4,0 millones (0,9%), provenientes de la reserva de depreciación y Bs. 32,1 millones (6,9%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 431,9 millones (92,0%), inversiones en activos fijos por Bs. 5,0 millones (1,1%) y cancelación de pasivo de Bs. 27,6 millones (5,9%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
	432.350.000
Ingresos Corrientes	
Ingresos de Operación	12.350.000
Ingresos por Venta de Bienes y Servicios	12.350.000
Transferencias para Financiar Gastos Corrientes	420.000.000
	3.991.885
Recursos de Capital	
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.991.885
	32.133.399
Recursos Financieros	
	32.133.399
Activos Financieros	
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	32.133.399
TOTAL	**468.475.284**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
	435.925.284
Gastos Corrientes	
Gastos de Consumo	435.925.284
Gastos de Personal	293.753.262
Materiales y Suministros	54.977.302
Servicios no Personales	83.202.835
Otros Gastos Corrientes de Instituciones Descentralizadas	3.991.885
Depreciación y Amortización	3.991.885
Gastos de Capital	**5.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	5.000.000
Aplicaciones Financieras	**27.550.000**
Pasivos Financieros	27.550.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	4.132.500
Disminución de Cuentas a Pagar por Retenciones Laborales	5.510.000
Disminución de Otras Cuentas y Efectos a Pagar	17.907.500
TOTAL	**468.475.284**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Publicaciones: Historia: una galería para Miraflores (Antonio Arraíz)	Ejemplar	1.000
Publicaciones: antología: entorno a la voz de Francisco Madariaga (Santos López)	Ejemplar	500
Publicaciones: Didáctico: cartas a un joven ensayista (Italo Tefesco)	Ejemplar	1.000
Publicaciones :teatralidad: teatro negro (Rodolfo Porras)	Ejemplar	500
Publicaciones: Ensayo: Situación de las lenguas Indígenas en Venezuela (Esteban Emilio Mosonyi)	Ejemplar	24
Publicaciones: narrativa y poesía: antología de la literatura infantil de Venezuela (Maria Elena Maggi)	Ejemplar	12
Estímulo a la poesía	Talleres	24
Estímulo a la poesía	Seminarios	24
Estímulo a la poesía	Tertulias	24
Estímulo a la poesía	Recitales	12
Promoción de la literatura	Talleres	12
Promoción de la literatura	Ferias	12
Promoción de la literatura	Tertulias	4
Promoción de la literatura	Seminarios	12
Fomento a la teatralidad	Obra	24
Fomento a la teatralidad	Seminarios	12
Fomento a la teatralidad	Talleres	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	**15**	**89.350.800**
- Directivo	1	14.018.400
- Profesional y Técnico	2	20.948.400
- Personal Administrativo	7	38.385.600
- Obrero	5	15.998.400
Personal Contratado	**2**	**13.200.000**
- Empleado	2	13.200.000
TOTAL	**17**	**102.550.800**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.511.200
V	308.401 - 358.400		
VI	358.401 - 408.400	3	13.068.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	3	19.470.000
X	558.401 - 608.400	1	7.260.000
XI	608.401 - 658.400		
XII	658.401 - 708.400	1	8.276.400
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	1	9.926.400
XVI	858.401 - 908.400		
XVII	908.401 - MAS	2	25.040.400
TOTAL		**12**	**86.552.400**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	4.171.200
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.613.600
IV	258.401 - 308.400		
V	308.401 - 358.400	1	3.735.600
VI	358.401 - 408.400		
VII	408.401 - 458.400	1	5.478.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**5**	**15.998.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección, Administración e Investigación Científica Literaria	436.933.399
99	Partidas No Asignables a Programas	31.541.885
	TOTAL	**468.475.284**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	293.753.262
4.02	Materiales y Suministros	54.977.302
4.03	Servicios no Personales	83.202.835
4.04	Activos Reales	5.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	27.550.000
4.08	Otros Gastos de Instituciones Descentralizadas	3.991.885
	TOTAL	**468.475.284**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**432.350.000**
Ingresos de Operación	12.350.000
- Ingresos por Venta de Bienes y Servicios	12.350.000
Transferencias para Financiar Gastos Corrientes	420.000.000
De la Administración Pública Central- Ministerio de Educación, Cultura y Deportes	420.000.000
B. Gastos Corrientes	**435.925.284**
Gastos de Consumo	435.925.284
Gastos de Personal	293.753.262
Materiales y Suministros	54.977.302
Servicios no Personales	83.202.835
Otros Gastos Corrientes de Instituciones Descentralizadas	3.991.885
Depreciación y Amortización	3.991.885
C. Resultado Económico: Desahorro	**3.575.284**
II. Cuenta de Capital	
A. Recursos de Capital	**416.601**
- Desahorro en la Cuenta Corriente	3.575.284
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.991.885
B. Gastos de Capital	**5.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	5.000.000
C. Resultado Financiero: Déficit	**4.583.399**
III. Cuenta Financiera	
A. Recursos Financieros	**32.133.399**
Activos Financieros	32.133.399
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	32.133.399
B. Aplicaciones Financieras	**32.133.399**
Pasivos Financieros	27.550.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	4.132.500
Disminución de Cuentas a Pagar por Retenciones Laborales	5.510.000
Disminución de Otras Cuentas y Efectos a Pagar	17.907.500
Déficit Financiero	4.583.399

A0375
Fundación Casa del Artista

POLÍTICA PRESUPUESTARIA

La Casa del Artista tiene por objetivos: Fomentar el desarrollo del artista del espectáculo a todos los niveles artísticos, radio, cine, teatro y televisión, así como cooperar con otras instituciones del país en la promoción de los espectáculos, y participar en acciones que, a escala internacional tiendan a la divulgación del artista nacional, entre otras.

El organismo dispondrá de Bs. 300,0 millones (32,5%) correspondientes al aporte del Ejecutivo Nacional; Bs. 249,4 millones (27,0) a la venta de servicios por concepto de taquilla, Bs. 151,2 millones (16,45%) condominio y estacionamiento, Bs. 2,5 millones (0,3%) ingresos por colocaciones; Bs. 10,6 millones (1,1%) fondo de depreciación; Bs. 60,0 millones (6,5%) donaciones de emisora radial privada, Bs. 61,2 millones (6,6%) cuentas por cobrar al Ejecutivo Nacional año 2002 y Bs. 56,8 millones (6,2%) por comodato a entes residentes; Bs. 32,0 millones (3,5%) por disminución de disponibilidades de caja y banco.

Estos recursos serán orientados a cubrir gastos corrientes por Bs. 784,0 millones (84,9%) inversión real Bs. 36,7 millones (4,3%) y aplicaciones financieras Bs. 100 millones (10,8%).

El logro de las metas le permite atender la población, a través de actividades, en las áreas de mejoramiento profesional, cultural y social, programando para tal fin la realización de: Eventos musicales, teatro, ballet y danza, talleres, y charlas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**763.087.822**
- Ingresos de la Propiedad	153.687.822
Ingresos de Operación	249.400.000
- Ingresos por Venta de Bienes y Servicios	249.400.000
Otros Ingresos	60.000.000
Trasferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	300.000.000
Recursos de Capital	**10.600.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otra Reservas	10.600.000
Recursos Financieros	**150.045.535**
Activos Financieros	150.045.535
Disminución de Caja y Bancos	32.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	61.200.000
Disminución de Otras Cuentas a Cobrar	56.845.535
TOTAL	**923.733.357**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**784.033.357**
Gastos de Consumo	764.033.357
Gastos de Personal	477.083.357
Materiales y Suministros	71.750.000
Servicios no Personales	204.600.000
Otros Gastos Corrientes de Instituciones Descentralizadas	10.600.000
Depreciación y Amortización	10.600.000
Otros Gastos Corrientes	20.000.000
Transferencias	20.000.000
Gastos de Capital	**39.700.000**
Adquisición de Maquinarias, Equipos e Inmuebles	39.700.000
Aplicaciones Financieras	**100.000.000**
Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	100.000.000
TOTAL	**923.733.357**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Programa Asistencia Integral al Artista (Formación y Extensión Profesional)	Curso	13
Programa Asistencia Integral al Artista (Asistencia Socio-económica)	Artista Atendido	40
Programa Musical (Espectáculos y Eventos Propios Efectuado en la Casa del Artista)	Evento	1
Programa Permanentes de Formación y Extensión Profesional	Curso	16
(Realizados por Terceros en la Casa del Artista)	Taller	36
Programa Permanentes de Formación y Extensión Profesional	Charla	12
Programa Producción Artística de Terceros (Eventos y Espectáculos Independientes Efectuados en la Casa del Artista)		
Shows Musicales	Función	32
Espectáculos Teatrales	Función	42
Ballet y Danza	Función	30
Otros Eventos y Espectáculos	Función	45

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	40	161.270.100
- Directivo	3	35.917.140
- Profesional y Técnico	17	72.652.644
- Personal Administrativo	12	32.627.868
- Obrero	8	20.072.448
Personal Contratado	3	22.725.000
- Empleado	3	22.725.000
TOTAL	**43**	**183.995.100**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	17	44.809.296
IV	258.401 - 308.400	3	10.430.016
V	308.401 - 358.400	1	3.775.200
VI	358.401 - 408.400	2	9.240.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	3	17.424.000
IX	508.401 - 558.400	3	19.602.000
X	558.401 - 608.400		
XI	608.401 - 658.400	3	22.725.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	3	35.917.140
TOTAL		**35**	**163.922.652**

CLASIFICACION DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	8	20.072.448
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**8**	**20.072.448**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección Superior	114.837.680
2	Servicios Centrales	502.515.228
3	Producción y Mantenimiento	195.780.449
99	Partidas no Asignables a Programas	110.600.000
	TOTAL	**923.733.357**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	477.083.357
4.02	Materiales y Suministros	71.750.000
4.03	Servicios no Personales	204.600.000
4.04	Activos Reales	39.700.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	20.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	10.600.000
	TOTAL	**923.733.357**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	763.087.822
- Transferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	300.000.000
Ministerio de Educación Cultura y Deportes	300.000.000
- Ingresos de la Propiedad	153.687.822
Alquiler de Espacios	151.200.000
Intereses	2.487.822
Ingresos de Operación	249.400.000
- Ingresos por Venta de Bienes y Servicios	249.400.000
Otros Ingresos	60.000.000
B. Gastos Corrientes	784.033.357
Gastos de Consumo	764.033.357
Gastos de Personal	477.083.357
Materiales y Suministros	71.750.000
Servicios no Personales	204.600.000
Otros Gastos Corrientes de Instituciones Descentralizadas	10.600.000
Depreciación y Amortización	10.600.000
Otros Gastos Corrientes	20.000.000
Transferencias	20.000.000
Otras Transferencia Directa a Persona	20.000.000
C. Resultado Económico: Desahorro	20.945.535
II. Cuenta de Capital	
A. Recursos de Capital	10.345.535
- Desahorro en la Cuenta Corriente	20.945.535
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.600.000
B. Gastos de Capital	39.700.000
Adquisición de Maquinarias, Equipos e Inmuebles	39.700.000
C. Resultado Financiero: Déficit	50.045.535
III. Cuenta Financiera	
A. Recursos Financieros	150.045.535
Activos Financieros	150.045.535
Disminución de Caja y Bancos	32.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	61.200.000
Disminución de Otras Cuentas a Cobrar	56.845.535
B. Aplicaciones Financieras	150.045.535
Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	100.000.000
Déficit Financiero	50.045.535

A0387

Fundación Centro Nacional para el
Mejoramiento de la Enseñanza de la
Ciencia (CENAMEC)

POLITICA PRESUPUESTARIA

La Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC) tiene como objetivo principal introducir innovaciones en los medios y métodos de enseñanza, diseñar y elaborar recursos para el aprendizaje, realizar actividades extracurriculares y actualizar a quienes tienen la responsabilidad de educar a los niños y jóvenes del país, para facilitar una labor orientada hacia el logro de resultados educativos y de los valores éticos hacia la sociedad, el trabajo y de respeto a la naturaleza, así mismo busca despertar vocaciones en ciencia y tecnología, y contribuir al desarrollo cultural de la población venezolana.

La Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia para alcanzar las metas dispone de un financiamiento de Bs. 3.320,9 millones, conformados por: Aporte al Ejecutivo Nacional Bs. 1.965,2 millones (59,2%), Aporte de Instituciones Públicas y Privadas Bs. 463,5 millones (14,0%), Ingresos por venta de bienes y servicios Bs. 7,6 millones (0,2%), Ingresos por intereses Bs. 8,7 millones (0,2%), Disminución de caja y bancos Bs. 846,1 millones (25,5%) y Recursos de capital provenientes de la depreciación acumulada Bs. 30,0 millones (0,9%).

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 2.934,7 millones (88,4%), inversiones en activos fijos por Bs. 122,6 millones (3,7%) y Disminución de Pasivos de Bs. 263,7 millones (7,9%).

La plantilla de personal para el 2003 está conformada por 213 trabajadores desagregados en 10 directivos, 15 profesionales y técnicos, 30 administrativos, 8 obreros, 9 docentes y 141 empleados contratados.

La ejecución del Presupuesto, prevé un desahorro de Bs. 489,8 millones y un déficit en la cuenta financiera de Bs. 582,4 millones.

Para el ejercicio fiscal 2003, el CENAMEC estima realizar las siguientes metas: Inscribir a 183.000 alumnos para participar en las 5 (cinco) Olimpiadas Educativas desarrolladas por la Fundación, realizar 4 exposiciones itinerantes para la popularización de la ciencia, realizar 297 encuentros para la divulgación de la ciencia y la tecnología a nivel nacional, dotación de 10 escuelas con el prototipo texto de Ciencias de la Tierra para la Educación Media Diversificada y Profesional, dotación de 203 escuelas con recursos para el aprendizaje producidos por CENAMEC, durante su funcionamiento, elaborar 13 nuevos prototipos de recursos para el aprendizaje, realizar 38 talleres de formación permanente de docentes de ciencia en servicio y conferencias sobre temas de actualidad en la enseñanza de la ciencia y ofrecer servicio a 10.100 visitantes al Centro de Documentación de la Fundación en forma presencial o vía INTERNET, utilizando la Red Escolar de Telecomunicaciones.

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA
ENSEÑANZA DE LA CIENCIA (CENAMEC).

LEY DE PRESUPUESTO 2003

A0387 - 2

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.444.895.998**
Ingresos de Operación	7.575.000
- Ingresos por Venta de Bienes y Servicios	7.575.000
Transferencias para Financiar Gastos Corrientes	2.428.627.905
- Sector Público (Recursos Ordinarios)	1.965.160.820
- Sector Privado	463.467.085
Otros Ingresos	8.693.093
Recursos de Capital	**30.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
Recursos Financieros	**846.052.841**
Activos Financieros	846.052.841
Disminución de Caja y Bancos	846.052.841
TOTAL	**3.320.948.839**

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC).

LEY DE PRESUPUESTO 2003

A0387 - 3

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.934.660.212**
Gastos de Consumo	2.882.660.211
Gastos de Personal	1.989.768.384
Materiales y Suministros	200.421.749
Servicios no Personales	662.470.078
Otros Gastos Corrientes de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	52.000.001
Transferencias	52.000.001
Gastos de Capital	**122.630.001**
Adquisición de Maquinarias, Equipos e Inmuebles	82.550.000
Activos Intangibles	500.001
Otros Activos Reales	39.580.000
Aplicaciones Financieras	**263.658.626**
Pasivos Financieros	263.658.626
Disminución de Cuentas y Efectos a Pagar a Proveedores	263.658.626
TOTAL	**3.320.948.839**

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC).

LEY DE PRESUPUESTO 2003

A0387 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Inscribir alumnos para participar en las 5 (cinco) Olimpiadas Educativas desarrolladas por la Fundación	Alumno participante	183.000
Realizar exposiciones Itinerantes para la popularización de la ciencia	Exposición	4
Realizar encuentros para la divulgación de la Ciencia y la Tecnología a nivel nacional	Encuentro	297
Dotación de escuelas con el prototipo texto de Ciencias de la Tierra para la Educación Media Diversificada y Profesional	Escuelas Dotadas	10
Dotación de escuelas con recursos para el aprendizaje producidos por CENAMEC, durante su funcionamiento	Escuelas Dotadas	203
Elaborar nuevos prototipos de recursos para el aprendizaje	Prototipo	13
Realizar talleres de formación permanente de docentes de ciencia en servicio y conferencias sobre temas de actualidad en la enseñanza de la ciencia	Taller-conferencia	38
Realizar diagnóstico de necesidades técnico cognoscitivas del docente de ciencia en servicio a nivel nacional	Informe	1
Ofrecer servicio a visitantes al Centro de Documentación de la Fundación en forma presencial o vía INTERNET, utilizando la Red Escolar de Telecomunicaciones	Visitas	10.100

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	72	441.895.002
- Directivo	10	130.676.202
- Profesional y Técnico	15	105.635.836
- Personal Administrativo	30	111.919.353
- Personal Docente	9	67.298.808
- Obrero	8	26.364.802
Personal Contratado	141	373.434.376
- Empleado	141	373.434.376
TOTAL	**213**	**815.329.378**

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA
ENSEÑANZA DE LA CIENCIA (CENAMEC).

LEY DE PRESUPUESTO 2003

A0387 - 5

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	70	59.028.128
II	190.081 - 208.400		
III	208.401 - 258.400	13	35.997.014
IV	258.401 - 308.400	11	34.795.643
V	308.401 - 358.400	46	175.180.396
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	24	155.007.441
X	558.401 - 608.400		
XI	608.401 - 658.400	20	146.863.360
XII	658.401 - 708.400	8	65.078.321
XIII	708.401 - 758.400	11	95.759.873
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	2	21.254.400
XVII	908.401 - MAS		
TOTAL		205	788.964.576

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	7	22.310.064
V	308.401 - 358.400	1	4.054.738
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		8	26.364.802

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA
ENSEÑANZA DE LA CIENCIA (CENAMEC).

LEY DE PRESUPUESTO 2003

A0387 - 6

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Mejoramiento de la Enseñanza de la Ciencia	3.027.290.213
99	Partidas No Asignables a Programas	293.658.626
TOTAL		**3.320.948.839**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.989.768.384
4.02	Materiales y Suministros	200.421.749
4.03	Servicios no Personales	662.470.078
4.04	Activos Reales	122.630.001
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	263.658.626
4.07	Transferencias	52.000.001
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
TOTAL		**3.320.948.839**

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA
ENSEÑANZA DE LA CIENCIA (CENAMEC).

LEY DE PRESUPUESTO 2003

A0387 - 7

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.444.895.998**
Ingresos de Operación	7.575.000
- Ingresos por Venta de Bienes y Servicios	7.575.000
Transferencias para Financiar Gastos Corrientes	2.428.627.905
-Ministerio de Educación Cultura y Deportes	1.965.160.820
-Transferencias del Sector Privado / Público	463.467.085
Otros Ingresos	8.693.093
B. Gastos Corrientes	**2.934.660.212**
Gastos de Consumo	2.882.660.211
Gastos de Personal	1.989.768.384
Materiales y Suministros	200.421.749
Servicios no Personales	662.470.078
Otros Gastos Corrientes de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	52.000.001
Transferencias	52.000.001
-Donaciones a Personas	52.000.001
C. Resultado Económico: Desahorro	**489.764.214**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**459.764.214**
- Desahorro en la Cuenta Corriente	489.764.214
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
B. Gastos de Capital	**122.630.001**
Adquisición de Maquinarias, Equipos e Inmuebles	82.550.000
Activos Intangibles	500.001
Otros Activos Reales	39.580.000
C. Resultado Financiero: Déficit	**582.394.215**
III. Cuenta Financiera	
A. Recursos Financieros	**846.052.841**
Activos Financieros	846.052.841
Disminución de Caja y Bancos	846.052.841
B. Aplicaciones Financieras	**846.052.841**
Pasivos Financieros	263.658.626
Disminución de Cuentas y Efectos a Pagar a Proveedores	263.658.626
Déficit Financiero	582.394.215

A0409

Fundación Medios Audiovisuales al
Servicio de la Educación
(EDUMEDIA)

POLÍTICA PRESUPUESTARIA

La Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA) tiene como objetivo principal la contribución al proceso de transformación de la sociedad a través de la producción y difusión de la televisión educativa a gran escala, con la producción de contenidos curriculares en formato audiovisual, impresos y multimedia para servir de apoyo a la educación media y básica.

EDUMEDIA para alcanzar las metas dispone de un financiamiento de Bs. 662,8 millones, conformados por: Aporte al Ejecutivo Nacional Bs. 400,0 millones (60,4%), Disminución de cuentas por cobrar Bs. 100,0 millones (15,1%), Ingresos por venta de bienes y servicios Bs. 20,0 millones (3,0%), Otros ingresos Bs. 40,0 millones (6,0%), Disminución de caja y bancos Bs. 99,3 millones (15,0%) y Recursos de capital provenientes de la depreciación acumulada Bs. 3,5 millones (0,5%).

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 446,3 millones (67,3%), inversiones en activos fijos por Bs. 17,2 millones (2,6%) y Disminución de Pasivos de Bs. 199,3 millones (30,0%).

La ejecución del Presupuesto, prevé un ahorro de Bs. 13,7 millones y un equilibrio en la cuenta financiera.

Para el ejercicio fiscal 2003, EDUMEDIA estima realizar las siguientes metas: firmar 6 convenios con entes públicos y privados para conjuntamente fortalecer la gestión pública con apoyo de medios audiovisuales, crear una videoteca como insumo para el archivo nacional de imágenes, instaurar un canal de televisión educativo denominado EDUMEDIA TV, informar, promocionar y difundir las áreas de educación, ciencia, tecnología, deporte y cultura mediante la producción de 72 micros a través de un magazín audiovisual denominado Apuntes, producir 8 micros "EL PAIS QUE QUEREMOS" para fomentar los valores en función de la Escuelas Bolivarianas, producir 6 videos orientados a la promoción de las especificidades estadales, su historia, cultura, geografía, creación y producción de 8 videos dirigidos al estimulo de las disciplinas deportivas para el beneficio físico e intelectual de la población, producción de 42 videos dirigidos al rescate de los saberes locales, salud pública, cultura, interculturalidad étnica, tradiciones, costumbres, música y poesía, realizar 12 talleres para la capacitación y adiestramiento en el uso de los medios audiovisuales, producción 6 programas televisivos dirigidos a estimular y reconocer la labor del docente y producción de 7 micros animados enfocados a rescatar la vigencia de algunos sucesos históricos y sus protagonistas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**460.000.000**
Ingresos Ordinarios	40.000.000
- Ingresos por Aportes y Contribuciones	40.000.000
Ingresos de Operación	20.000.000
- Ingresos por Venta de Bienes y Servicios	20.000.000
Transferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	400.000.000
Recursos de Capital	**3.500.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
Recursos Financieros	**199.333.334**
Activos Financieros	199.333.334
Disminución de Caja y Bancos	99.333.334
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	100.000.000
TOTAL	**662.833.334**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**446.318.247**
Gastos de Consumo	446.318.247
Gastos de Personal	246.937.203
Materiales y Suministros	9.475.000
Servicios no Personales	186.406.044
Otros Gastos Corrientes de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
Gastos de Capital	**17.181.753**
Adquisición de Maquinarias, Equipos e Inmuebles	13.181.753
Otros Activos Reales	4.000.000
Aplicaciones Financieras	**199.333.334**
Pasivos Financieros	199.333.334
Disminución de Cuentas Y Efectos a Pagar a Contratistas	184.033.334
Disminución de Cuentas a Pagar por Retenciones Laborales	4.800.000
Disminución de Otras Cuentas y Efectos a Pagar	10.500.000
TOTAL	**662.833.334**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Firmar convenios con entes públicos y privados para conjuntamente realizar la producción de materiales	Convenio	6
Crear videoteca como insumo para el archivo nacional de imagen.	Videoteca	1
Instaurar canal de televisión educativo denominado EDUMEDIA T.V	Canal Televisivo	1
Informar, promocionar, y difundir las áreas de educación, ciencia, tecnología, deporte y cultura en la población a través de un magazín audiovisual denominado Apuntes	Micro Televisivo	72
Producir micros "EL PAIS QUE QUEREMOS" para fomentar los valores en función de la Escuelas Bolivarianas.	Micro Televisivo	8
Producir un documental orientado a la promoción de las especificidades estadales, su historia, cultura, geografía	Video	6
Creación y producción de videos dirigidos al estimulo de las disciplinas deportivas para el beneficio físico e intelectual de la población	Video	8
Producción de mensajes dirigidos al rescate de los saberes locales, salud pública, cultura, interculturalidad étnica, tradiciones, costumbres, música, poesía	Video	42
Capacitación y adiestramiento en el uso de los medios audiovisuales	Taller	12
Producción de programa televisivo dirigido a estimular y reconocer la labor del docente	Programa Televisivo	6
Producción de micros animados enfocados a rescatar la vigencia de algunos sucesos históricos y sus protagonistas	Micro Televisivo	7

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	10	94.452.000
- Directivo	5	65.400.000
- Profesional y Técnico	2	15.996.000
- Personal Administrativo	2	10.560.000
- Obrero	1	2.496.000
Personal Contratado	1	1.250.000
- Obrero	1	1.250.000
TOTAL	11	95.702.000

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	2	10.560.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	2	15.996.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	5	65.400.000
TOTAL		**9**	**91.956.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	1.250.000
II	190.081 - 208.400	1	2.496.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**2**	**3.746.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Medios Audiovisuales, Impresos y Multimedia para la Educación	460.000.000
99	Partidas No Asignables a Programas	202.833.334
	TOTAL	662.833.334

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	246.937.203
4.02	Materiales y Suministros	9.475.000
4.03	Servicios no Personales	186.406.044
4.04	Activos Reales	17.181.753
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	199.333.334
4.08	Otros Gastos de Instituciones Descentralizadas	3.500.000
	TOTAL	662.833.334

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**460.000.000**
Ingresos Ordinarios	40.000.000
- Ingresos por Aportes y Contribuciones(Detallar)	40.000.000
Convenios y alianzas	40.000.000
Ingresos de Operación	20.000.000
- Ingresos por Venta de Bienes y Servicios	20.000.000
Transferencias para Financiar Gastos Corrientes (Detallar)	400.000.000
De la Administración Publica Central- Ministerio de Educación, Cultura y Deportes	400.000.000
B. Gastos Corrientes	**446.318.247**
Gastos de Consumo	446.318.247
Gastos de Personal	246.937.203
Materiales y Suministros	9.475.000
Servicios no Personales	186.406.044
Otros Gastos Corrientes de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
C. Resultado Económico: Ahorro	**13.681.753**
II. Cuenta de Capital	
A. Recursos de Capital	**17.181.753**
- Ahorro en la Cuenta Corriente	13.681.753
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
B. Gastos de Capital	**17.181.753**
Adquisición de Maquinarias, Equipos e Inmuebles	13.181.753
Otros Activos Reales	4.000.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**199.333.334**
Activos Financieros	199.333.334
Disminución de Caja y Bancos	99.333.334
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	100.000.000
B. Aplicaciones Financieras	**199.333.334**
Pasivos Financieros	199.333.334
Disminución de Cuentas Y Efectos a Pagar a Contratistas	184.033.334
Disminución de Cuentas a Pagar por Retenciones Laborales	4.800.000
Disminución de Otras Cuentas y Efectos a Pagar	10.500.000

A0410
Fundación Bolivariana de
Informática y Telemática
(FUNDABIT)

POLÍTICA PRESUPUESTARIA

El objetivo de la Fundación Bolivariana de Informática y Telemática está orientado a promover, definir y establecer en la sociedad venezolana un mayor nivel de desarrollo sociocultural, mediante la utilización de los recursos informáticos y telemáticos en la formación integral de todos los ciudadanos a través del uso de la nueva tecnología como apoyo a las actividades académicas de la escuela.

La Principal actividad del organismo es difundir centros bolivarianos de informática y telemática en todo el territorio nacional desarrollando planes y programas que impulsen el uso de las tecnologías de informática y comunicación en los procesos de enseñanza y aprendizaje de las comunidades.

El Presupuesto prevé recursos por Bs. 3.814,6 millones, de los cuales Bs. 2.429,3 millones (63,7%) corresponden a transferencias del Ejecutivo, Bs. 170,6 millones (4,5%) por recursos de capital, y Bs. 1.214,7 millones (31,8%) por recursos financieros.

En el presupuesto de gastos, corresponde a corrientes Bs. 1.130,5 millones (29,6%), activos reales Bs. 1.289,4 millones (33,8%), y aplicaciones financieras Bs. 1.394,7 millones (36,6).

Entre las principales metas para este año, el organismos dotara de aula interactivo a 30 centros para su consolidación, dotara de igual forma a 90 laboratorios y realizara 30 conexiones a Internet, entre otras metas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.429.300.000**
Ingresos Ordinarios	
Transferencias para Financiar Gastos Corrientes	2.429.300.000
Recursos de Capital	**170.625.219**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	170.625.219
Recursos Financieros	**1.214.650.000**
Activos Financieros	1.214.650.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.214.650.000
TOTAL	**3.814.575.219**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.130.525.219**
Gastos de Consumo	1.130.525.219
Gastos de Personal	511.100.000
Materiales y Suministros	83.500.000
Servicios no Personales	365.300.000
Otros Gastos Corrientes de Instituciones Descentralizadas	170.625.219
Depreciación y Amortización	170.625.219
Gastos de Capital	**1.289.400.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.011.000.000
Activos Intangibles	90.000.000
Otros Activos Reales	188.400.000
Aplicaciones Financieras	**1.394.650.000**
Activos Financieros	1.394.650.000
Incremento de Caja y Bancos	1.394.650.000
TOTAL	**3.814.575.219**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Dotación de aula interactiva para la consolidación de 30 CBIT	Consolidación	30
Dotación laboratorio y aula interactiva	Dotación	90
Dotación de laboratorio y aula de 60 CBIT por instalar	Instalación	60
Instalación de red para 150 CBIT	Instalación	150
Interconexión de Internet a 30 CBIT, pilotos a nivel nacional	Interconexión	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Contratado	38	257.473.910
- Empleado	35	251.545.750
- Obrero	3	5.928.160
TOTAL	38	257.473.910

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.881.920
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	6	33.004.770
VIII	458.401 - 508.400	4	24.191.560
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	14	104.889.850
XII	658.401 - 708.400		
XIII	708.401 - 758.400	10	86.577.650
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		35	251.545.750

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	3	5.928.160
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**3**	**5.928.160**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Informática educativa	3.643.950.000
99	Partidas no asignables a programas	170.625.219
	TOTAL	**3.814.575.219**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	511.100.000
4.02	Materiales y Suministros	83.500.000
4.03	Servicios no Personales	365.300.000
4.04	Activos Reales	1.289.400.000
4.05	Activos Financieros	1.394.650.000
4.08	Otros Gastos de Instituciones Descentralizadas	170.625.219
	TOTAL	**3.814.575.219**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.429.300.000**
Transferencias para Financiar Gastos Corrientes (Detallar)	2.429.300.000
Transferencias del sector publico	2.429.300.000
B. Gastos Corrientes	**1.130.525.219**
Gastos de Consumo	1.130.525.219
Gastos de Personal	511.100.000
Materiales y Suministros	83.500.000
Servicios no Personales	365.300.000
Otros Gastos Corrientes de Instituciones Descentralizadas	170.625.219
Depreciación y Amortización	170.625.219
C. Resultado Económico: Ahorro	**1.298.774.781**
II. Cuenta de Capital	
A. Recursos de Capital	**1.469.400.000**
- Ahorro en la Cuenta Corriente	1.298.774.781
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y	170.625.219
Otras Reservas	
B. Gastos de Capital	**1.289.400.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.011.000.000
Activos Intangibles	90.000.000
Otros Activos Reales	188.400.000
C. Resultado Financiero: Superávit	**180.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.394.650.000**
Activos Financieros	1.214.650.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.214.650.000
Superávit Financiero	180.000.000
B. Aplicaciones Financieras	**1.394.650.000**
Activos Financieros	1.394.650.000
Incremento de Caja y Bancos	1.394.650.000

A0821
Centro Nacional Autónomo de
Cinematografía

POLÍTICA PRESUPUESTARIA

El Centro Nacional Autónomo de Cinematografía (CNAC) a través de la Ley de Cinematografía Nacional es el órgano rector de la actividad de la cinematografía del país. Su misión es estimular proteger y promover la producción, distribución, exhibición y difusión dentro y fuera del país, de las obras cinematográficas nacionales.

Para el ejercicio económico 2003, el presupuesto de ingresos se sitúa en Bs. 3.155,0 millones, discriminados en Bs. 3.000,0 millones (95,1%) provenientes de transferencias corrientes, Bs. 50,0 millones (1,6%) por rendimientos por colocaciones bancarias, Bs. 3,0 millones (0,1%) de depreciación y recursos financieros por Bs. 102,20 millones (3,2%)

El presupuesto de gastos para el año 2002 asciende a Bs. 3.155,0 millones, distribuidos en: gastos corrientes Bs. 1.667,0 millones, gastos de capital Bs. 14,0 millones y aplicaciones financieras por Bs. 1.474,0 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 1.383,0 millones en la cuenta corriente y un superávit en la cuenta capital por Bs. 1.372,0 millones.

Entre las metas más relevantes, destacan las siguientes: producción de largometrajes, coproducciones (IBERMEDIA), Film Comisión, presencia de encuentros internacionales, comercialización nacional e internacional, campaña promocional del cine y premios a la calidad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.050.000.000**
Ingresos Ordinarios	50.000.000
- Ingresos por Aportes y Contribuciones	50.000.000
Rendimiento, colocaciones e interese	50.000.000
Transferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	3.000.000.000
Recursos de Capital	**3.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
Recursos Financieros	**102.000.000**
Activos Financieros	102.000.000
Recuperación de Préstamos	14.000.000
Disminución de Caja y Bancos	88.000.000
TOTAL	**3.155.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.667.000.000**
Gastos de Consumo	922.794.624
Gastos de Personal	693.589.159
Materiales y Suministros	25.200.000
Servicios no Personales	201.005.465
Otros Gastos Corrientes de Instituciones Descentralizadas	3.000.000
Depreciación y Amortización	3.000.000
Otros Gastos Corrientes	744.205.376
Transferencias	744.205.376
Gastos de Capital	**14.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	14.000.000
Aplicaciones Financieras	**1.474.000.000**
Activos Financieros	1.415.000.000
Incremento de Otros Activos no Circulantes	1.415.000.000
Pasivos Financieros	59.000.000
Disminución de Otras Cuentas y Efectos a Pagar	59.000.000
TOTAL	**3.155.000.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Producción de Largometrajes	Proyecto	4
Producción Telefilms	Proyecto	2
Coproducciones (IBERMEDIA)	Apoyo	1
Coproducciones Minoritarias	Proyecto	3
Producción Cortometrajes	Proyecto	6
Film Commission	Proyecto	2
Terminación Proyectos	Proyecto	4
Financiamiento Montaje de Proyectos	Proyecto	5
Formación Recursos Humanos y Fomento a la Investigación	Proyecto	6
Premios a la Calidad	Evento	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	35	249.042.229
- Directivo	9	87.891.826
- Profesional y Técnico	16	115.432.025
- Personal Administrativo	6	33.623.000
- Obrero	4	12.095.378
TOTAL	**35**	**249.042.229**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.834.000
IV	258.401 - 308.400	1	3.651.000
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	2	10.396.000
VIII	458.401 - 508.400	4	24.100.000
IX	508.401 - 558.400	3	19.659.000
X	558.401 - 608.400	3	21.678.000
XI	608.401 - 658.400		
XII	658.401 - 708.400	6	47.982.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	11	106.646.851
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**31**	**236.946.851**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	4	12.095.378
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**4**	**12.095.378**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación	933.794.624
02	Fomento a la Actividad Cinematográfica	1.809.205.376
03	Promoción y Comercialización Internacional	350.000.000
99	Partidas no Asignables a Programas	62.000.000
	TOTAL	**3.155.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	693.589.159
402	Materiales y Suministros	25.200.000
403	Servicios no Personales	201.005.465
404	Activos Reales	14.000.000
405	Activos Financieros	1.415.000.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	59.000.000
407	Transferencias	744.205.376
408	Otros Gastos de Instituciones Descentralizadas	3.000.000
	TOTAL	**3.155.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.050.000.000**
Ingresos Ordinarios	50.000.000
- Ingresos por Aportes y Contribuciones	50.000.000
Rendimiento Colocaciones e Intereses Depósitos	50.000.000
Transferencias para Financiar Gastos Corrientes	3.000.000.000
Ministerio de Educación Cultura y Deportes	3.000.000.000
B. Gastos Corrientes	**1.667.000.000**
Gastos de Consumo	922.794.624
Gastos de Personal	693.589.159
Materiales y Suministros	25.200.000
Servicios no Personales	201.005.465
Otros Gastos Corrientes de Instituciones Descentralizadas	3.000.000
Depreciación y Amortización	3.000.000
Otros Gastos Corrientes	744.205.376
Transferencias	744.205.376
Transferencias Corrientes	744.205.376
C. Resultado Económico: Ahorro	**1.383.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**1.386.000.000**
- Ahorro en la Cuenta Corriente	1.383.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
B. Gastos de Capital	**14.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	14.000.000
C. Resultado Financiero: Superávit	**1.372.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.474.000.000**
Activos Financieros	102.000.000
Recuperación de Préstamos	14.000.000
Disminución de Caja y Bancos	88.000.000
Superávit Financiero	1.372.000.000
B. Aplicaciones Financieras	**1.474.000.000**
Activos Financieros	1.415.000.000
Incremento de Otros Activos no Circulantes	1.415.000.000
Pasivos Financieros	59.000.000
Disminución de Otras Cuentas y Efectos a Pagar	59.000.000

A0829
Centro Nacional del Libro (C.N.L.)

POLÍTICA PRESUPUESTARIA

El Centro Nacional del Libro tiene como objetivos propiciar el fomento de la industria editorial y gráfica nacional y la promoción del libro y la lectura, generando condiciones óptimas para el mejoramiento cualitativo y cuantitativo de la producción y comercialización, que impulse el desarrollo cultural, social y económico del país.

Su actividad principal es fomentar la lectura, el libro y la industria editorial y gráfica, como factores estratégico del desarrollo cultural y económico de Venezuela.

El Presupuesto en referencia dispone de recursos por Bs. 1.517,1 millones, de los cuales Bs.1.300,0 millones (85,7%) corresponden a transferencias ordinarias de la administración central, Ministerio de Educación, Cultura y Deportes, ingresos propios Bs. 202,3 millones (13,3%) y depreciación por Bs. 14,8 millones (1%).

La distribución del gasto se divide en, corriente Bs. 1.498,9 millones (98,8%) y gasto de capital Bs. 18,2 millones (1,2%).

La gestión permitirá atender la organización de la Feria Internacional del Libro de Caracas, la asistencia a 5 (cinco) Ferias Internacionales, la premiación del Mejor Libro del Año, la realización de 4 (cuatro) talleres de formación editorial y gráfica, la realización de 4 (cuatro) Fiestas del Libro, y el Plan Nacional de Lectura donde se atenderán 9.600 (nueve mil seiscientos) lectores, entre otras metas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.502.265.000**
Ingresos de Operación	202.265.000
- Ingresos por Venta de Bienes y Servicios	202.265.000
Transferencias para Financiar Gastos Corrientes (Recursos Ordinarios)	1.300.000.000
Recursos de Capital	**14.852.150**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	14.852.150
TOTAL	**1.517.117.150**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.498.953.650**
Gastos de Consumo	1.481.956.130
Gastos de Personal	635.015.881
Materiales y Suministros	23.573.379
Servicios no Personales	808.514.720
Otros Gastos Corrientes de Instituciones Descentralizadas	14.852.150
Depreciación y Amortización	14.852.150
Otros Gastos Corrientes	16.997.520
Transferencias	16.997.520
Gastos de Capital	**18.163.500**
Adquisición de Maquinarias, Equipos e Inmuebles	5.000.000
Otros Activos Reales	13.163.500
TOTAL	**1.517.117.150**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Asistencia a Ferias Internacionales	Evento	5
Realización de la FIL de Caracas	Evento	1
Premiación Mejor Libro del Año	Evento	1
Encuentros Con Diversos Entes del Sector	Evento	12
Talleres en Materia de Formación Editorial y Gráfica	Taller	4
Administración del Registro Nacional de Editores	Expediente Actualizado	300
Administración del Registro Nacional de Editores	Expediente Nuevo	50
Administración de la Agencia ISBN	Título	2.500
Realización de la Fiesta del Libro	Evento	4
Administración del Fondo del Libro	Proyecto	10
Plan Nacional de la Lectura	Lector Atendido	9.600

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	23	189.585.287
- Directivo	6	98.252.664
- Profesional y Técnico	8	57.809.392
- Personal Administrativo	6	23.186.796
- Obrero	3	10.336.435
Personal Contratado	37	63.600.000
- Empleado	37	63.600.000
TOTAL	**60**	**253.185.287**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	37	63.600.000
II	190.081 - 208.400	1	2.443.428
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.395.795
V	308.401 - 358.400	2	8.173.164
VI	358.401 - 408.400	2	9.174.420
VII	408.401 - 458.400	1	5.166.384
VIII	458.401 - 508.400	1	5.924.904
IX	508.401 - 558.400	2	12.424.824
X	558.401 - 608.400	1	6.812.472
XI	608.401 - 658.400	1	7.406.725
XII	658.401 - 708.400		
XIII	708.401 - 758.400	1	9.068.542
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	7	109.258.194
TOTAL		57	242.848.852

CLASIFICACION DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)
POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	2	5.825.000
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.511.435
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		3	10.336.435

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1	16.997.520
Jubilado	1	16.997.520
Pensionado		
Obrero		
Jubilado		
Pensionado		
TOTAL	**1**	**16.997.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección de Apoyo Técnico y Administrativo	519.742.278
2	Promoción del Libro y la Lectura	822.925.120
3	Formación Editorial y Grafica	12.486.877
4	Fomento de la Industria Editorial y Grafica	147.110.725
99	Partidas no Asignables a Programas	14.852.150
	TOTAL	**1.517.117.150**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	635.015.881
4.02	Materiales y Suministros	23.573.379
4.03	Servicios no Personales	808.514.720
4.04	Activos Reales	18.163.500
4.07	Transferencias	16.997.520
4.08	Otros Gastos de Instituciones Descentralizadas	14.852.150
	TOTAL	**1.517.117.150**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.502.265.000**
Ingresos de Operación	202.265.000
- Ingresos por Venta de Bienes y Servicios	202.265.000
Transferencias para Financiar Gastos Corrientes	1.300.000.000
De la Administración Pública Central Recursos Ordinarios- MECD	1.300.000.000
B. Gastos Corrientes	**1.498.953.650**
Gastos de Consumo	1.481.956.130
Gastos de Personal	635.015.881
Materiales y Suministros	23.573.379
Servicios no Personales	808.514.720
Otros Gastos Corrientes de Instituciones Descentralizadas	14.852.150
Depreciación y Amortización	14.852.150
Otros Gastos Corrientes	16.997.520
Transferencias	16.997.520
Jubilaciones	10.872.216
Aguinaldos	2.718.054
Aportes Caja de Ahorro Personal Jubilado	1.087.222
Aportes al Seguro HCM Personal Jubilado	2.320.028
C. Resultado Económico: Ahorro	**3.311.350**
II. Cuenta de Capital	
A. Recursos de Capital	**18.163.500**
- Ahorro en la Cuenta Corriente	3.311.350
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	14.852.150
B. Gastos de Capital	**18.163.500**
Repuestos y Reparaciones Mayores	11.500.000
Reparaciones Mayores de Máquinas y Equipos	1.100.000
Conservaciones, Ampliaciones y Mejoras	300.000
Máquinas y Equipos Industriales y de Taller	263.500
Máquinas y Equipos de Oficinas	5.000.000
C. Resultado Financiero: Equilibrio	

Ministerio
del Trabajo

A0051
Instituto para la Capacitación y
Recreación de los Trabajadores
(INCRET)

POLÍTICA PRESUPUESTARIA

El Instituto para la Capacitación y Recreación de los Trabajadores (INCRET), encamina sus esfuerzos a reactivar el mercado del Turismo Social, que mejoren el nivel de vida de los venezolanos mediante el desarrollo de actividades culturales y turísticas. Asimismo, se proyectara a ejecutar los planes de Transformación Institucional para la recuperación, reacondicionamiento, dotación y fortalecimiento de las instalaciones turísticas en: el centro Vacacional de Higuerote: Ciudad Vacacional Los Caracas, Hotel INCRET San Cristóbal Estado Táchira; Bahía de Patanemo Puerto Cabello Estado Carabobo, Palma Sola, Morón Estado Falcón; Sede Principal Edifico INCRET, Teatro en el Paraíso.

La gestión del Instituto esta orientada principalmente hacia resultados concretos en función de tiempo y espacios con base a las estrategias económicas y sociales que implica definir en términos satisfactorios la política presupuestaria del gasto, la cual se vincula estrechamente al cumplimiento de los objetivos institucionales de Turismo, Recreación y Cultura formulado en el Plan Operativo Anual del 2003.

La Institución se propone ejecutar los programas de recreación, cultura y turismo a través de la promoción de la utilización de los Centros Vacacionales, Paquetes turísticos, Eventos especiales, Excursiones y programas de recreación en parques y plazas para llevar adelante la misión institucional, traducida en los objetivos y metas. Igualmente, se estima efectuar el estudio de alternativas de los costos de tarifas que permitan el mejor desarrollo del turismo social acorde con el Sistema Turístico Nacional.

La política de financiamiento para la ejecución del Presupuesto del 2003, contempla la obtención de los recursos provenientes del Sector Público, la captación de los ingresos propios por concepto de ventas de Bienes y Servicios a través del alquiler de las Instalaciones Turísticas de la Institución ubicada en varias Zonas del País, además de los Recursos de Capital otorgados para la Recuperación de las Instalaciones del INCRET.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.048.960.000**
Ingresos de Operación	128.000.000
- Ingresos por Venta de Bienes y Servicios	128.000.000
Transferencias para Financiar Gastos Corrientes	2.900.000.000
Otros Ingresos	20.960.000
Recursos de Capital	**6.920.479.214**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	67.000.000
- Transferencias para Financiar Gastos de Capital	6.853.479.214
Recursos Financieros	**3.343.247.000**
Activos Financieros	3.343.247.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.343.247.000
TOTAL	**13.312.686.214**

INSTITUTO PARA LA CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET).

LEY DE PRESUPUESTO 2003

A0051-2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.861.867.668**
Gastos de Consumo	2.728.389.848
Gastos de Personal	2.184.250.823
Materiales y Suministros	235.049.025
Servicios no Personales	242.090.000
Otros Gastos Corrientes de Instituciones Descentralizadas	67.000.000
Depreciación y Amortización	67.000.000
Otros Gastos Corrientes	133.477.820
Transferencias	133.477.820
Gastos de Capital	**9.902.858.546**
Adquisición de Maquinarias, Equipos e Inmuebles	7.102.160.105
Gastos Capitalizables	2.800.698.441
- Gastos de Personal	701.991.452
- Materiales y Suministros	1.019.580.048
- Servicios no Personales	1.079.126.941
Aplicaciones Financieras	**547.960.000**
Activos Financieros	215.960.000
Incremento de Caja y Bancos	215.960.000
Pasivos Financieros	332.000.000
Disminución de Cuentas Y Efectos a Pagar a Contratistas	332.000.000
TOTAL	**13.312.686.214**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Ciudad Vacacional de Los Caracas	Unidad Ocupada	23.262
Colonia Vacacional Antonio Bertorelli (HIGUEROTE)	Unidad Ocupada	2.764
Hotel INCRET San Cristobal	Unidad Ocupada	2.740

INSTITUTO PARA LA CAPACITACIÓN Y RECREACIÓN DE LOS
TRABAJADORES (INCRET).

LEY DE PRESUPUESTO 2003

A0051-3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	222	701.024.000
- Directivo	11	88.760.000
- Profesional y Técnico	13	72.567.000
- Personal Administrativo	33	86.130.000
- Obrero	165	453.567.000
Personal Contratado	81	347.546.000
- Empleado	46	252.170.000
- Obrero	35	95.376.000
TOTAL	303	1.048.570.000

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	7	15.966.000
II	190.081 - 208.400		
III	208.401 - 258.400	33	86.130.000
IV	258.401 - 308.400		
V	308.401 - 358.400	7	27.100.000
VI	358.401 - 408.400	10	47.694.000
VII	408.401 - 458.400	7	36.264.000
VIII	458.401 - 508.400	4	23.760.000
IX	508.401 - 558.400	10	63.008.000
X	558.401 - 608.400	5	35.003.000
XI	608.401 - 658.400	11	82.438.000
XII	658.401 - 708.400	6	50.181.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.600.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400	1	10.626.000
XVII	908.401 - MAS	1	11.956.000
TOTAL		103	499.726.000

INSTITUTO PARA LA CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET).

LEY DE PRESUPUESTO 2003

A0051 - 4

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	17	38.776.000
II	190.081 - 208.400		
III	208.401 - 258.400	161	409.421.000
IV	258.401 - 308.400	1	3.600.000
V	308.401 - 358.400		
VI	358.401 - 408.400	20	91.047.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	1	6.000.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		200	548.844.000

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	23	103.982.000
Jubilado	14	72.097.000
Pensionado	9	31.885.000
TOTAL	23	103.982.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	4.646.030.338
02	Instalaciones INCRET	7.262.040.896
03	Turismo, Recreación y Cultura	856.654.980
04	Partidas no Asignables a Programas	547.960.000
	TOTAL	13.312.686.214

INSTITUTO PARA LA CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET).

LEY DE PRESUPUESTO 2003

A0051-5

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.886.242.275
4.02	Materiales y Suministros	1.254.629.073
4.03	Servicios no Personales	1.321.216.941
4.04	Activos Reales	7.102.160.105
4.05	Activos Financieros	215.960.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	332.000.000
4.07	Transferencias	133.477.820
4.08	Otros Gastos de Instituciones Descentralizadas	67.000.000
TOTAL		**13.312.686.214**

INSTITUTO PARA LA CAPACITACION Y RECREACION DE LOS TRABAJADORES (INCRET).

LEY DE PRESUPUESTO 2003

A0051 - 6

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.048.960.000**
Ingresos de Operación	128.000.000
- Ingresos por Venta de Bienes y Servicios	128.000.000
Transferencias para Financiar Gastos Corrientes	2.900.000.000
Transferencias Recibidas del Ministerio del Trabajo	
Recursos Ordinarios	2.900.000.000
Otros Ingresos	20.960.000
B. Gastos Corrientes	**2.861.867.668**
Gastos de Consumo	2.728.389.848
Gastos de Personal	2.1___
Materiales y Suministros	2___
Servicios no Personales	___
Otros Gastos Corrientes de Instituciones Descentralizadas	67.000.000
Depreciación y Amortización	67.000.000
Otros Gastos Corrientes	133.477.820
Transferencias	133.477.820
Transferencias Corrientes Interna	133.477.820
C. Resultado Económico: Ahorro/(Desahorro)	**187.092.332**
II. Cuenta de Capital	
A. Recursos de Capital	**7.107.571.546**
- Ahorro (Desahorro) en la Cuenta Corriente	187.092.332
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	67.000.000
- Transferencias para Financiar Gastos de Capital	6.853.479.214
Transferencia de Capital	6.853.479.214
Ministerio del Trabajo	
• Gestión Fiscal	2.853.479.214
• Programas y Proyectos (Recuperación del Patrimonio del INCRET, Turismo Social, Cultural y Recreación)	4.000.000.000
B. Gastos de Capital	**9.902.858.546**
Adquisición de Maquinarias, Equipos e Inmuebles	7.102.160.105
Gastos Capitalizables	2.800.698.441
- Gastos de Personal	701.991.452
- Materiales y Suministros	1.019.580.048
- Servicios no Personales	1.079.126.941
C. Resultado Financiero: Superavit/(Déficit)	**-2.795.287.000**
III. Cuenta Financiera	
A. Recursos Financieros	**3.343.247.000**
Activos Financieros	3.343.247.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.343.247.000
B. Aplicaciones Financieras	**3.343.247.000**
Activos Financieros	215.960.000
Incremento de Caja y Bancos	215.960.000
Pasivos Financieros	332.000.000
Disminución de Cuentas Y Efectos a Pagar a Contratistas	332.000.000
Déficit Financiero	2.795.287.000

A0176

Instituto Nacional de Prevención de
Salud y Seguridad Laborales

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL), tiene como objetivo ejecutar la Política Nacional de Condiciones y Medio Ambiente de Trabajo, en materia de prevención, salud, seguridad y bienestar, así como realizar todos los actos administrativos para la instrumentación de esta política

El presupuesto para el Ejercicio Fiscal 2003, se orientará al cumplimiento de la Directriz Estratégica del Ministerio del Trabajo contenido en el Plan Operativo Anual, el cual expresa en sus líneas estratégicas "Disminuir los índices de accidentalidad en el trabajo y de enfermedades ocupacionales".

Con el fortalecimiento del Instituto Nacional de Prevención, Salud y Seguridad Laborales, se contempla un conjunto de metas que conlleva al crecimiento del Instituto, en particular en aquellas regiones de mayor concentración industrial. El presupuesto presentado para tal fin, se estima en TRES MIL QUINIENTOS SESENTA Y TRES MILLONES SEISCIENTOS CUARENTA MIL SETECIENTOS OCHENTA BOLIVARES (Bs. 3.563.640.780).

El presupuesto para el año 2003 presenta incremento en el aporte de 2.972,9% con respecto al aporte del presente año, tal incremento obedece a que el Instituto tiene previsto la creación de ocho (8) Unidades Regionales de Salud Ocupacional a nivel nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.500.000.000**
Ingresos Ordinarios	
-Transferencias para Financiar Gastos Corrientes	3.500.000.000
Ministerio del Trabajo	3.500.000.000
.Recursos Ordinarios	3.500.000.000
Recursos de Capital	**63.640.780**
- Incremento de la Depreciación Acumulada	**63.640.780**
Recursos Financieros	
- Superávit	
TOTAL	**3.563.640.780**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.899.350.000**
Gastos de Consumo	2.899.350.000
Gastos de Personal	2.383.606.782
Materiales y Suministros	79.610.000
Servicios no Personales	372.492.438
Otros Gastos Corrientes de Instituciones Descentralizadas	63.640.780
.Depreciación y Amortización	63.640.780
Gastos de Capital	**600.650.000**
Adquisición de Maquinarias, Equipos e Inmuebles	520.000.000
Activos Intangibles	20.000.000
Otros Activos Reales	60.650.000
Aplicaciones Financieras	**63.640.780**
Activos Financieros	63.640.780
.Incremento de Caja y Banco	63.640.780
TOTAL	**3.563.640.780**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Conformar 420 Comités de Higiene y Seguridad Laboral a nivel Nacional.	Comité de Higiene y Seguridad Laboral	420
Fortalecer los 546 Comités de Higiene y Seguridad Laboral que se encuentran operativos en un 100% a nivel Nacional.	Comité de Higiene y Seguridad Laboral	546
Realizar 700 Evaluaciones a partir del establecimiento del Sistema de Evaluación y Riesgo Ocupacional en el Medio Ambiente de Trabajo.	Evaluación	700
Realizar 50 Estudios Especiales, a partir del establecimiento del Sistema de Evaluación y Riesgo Ocupacional en el medio Ambiente de trabajo.	Estudio Especial	50
Efectuar 7.000 investigaciones, a partir del establecimiento del Sistema de Investigación de Accidentes de Trabajo en el Territorio Nacional.	Investigación	7.000
Crear (8) Unidades Regionales de Salud Ocupacional.	Unidad Regional de Salud Ocupacional	8
Implementar (1) Programa de Capacitación y Reinserción Laboral para Trabajadores con Discapacidad por efectos del trabajo.	Programa	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	149	1.233.267.060
- Directivo	22	283.990.740
- Profesional y Técnico	80	673.861.920
- Personal Administrativo	13	57.000.000
- Personal Médico	15	167.414.400
- Obrero	19	51.000.000
TOTAL	**149**	**1.233.267.060**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.600.000
V	308.401 - 358.400	12	50.400.000
VI	358.401 - 408.400	1	4.800.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	18	108.000.000
IX	508.401 - 558.400	2	13.200.000
X	558.401 - 608.400		
XI	608.401 - 658.400	1	7.800.000
XII	658.401 - 708.400	34	285.600.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.600.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400	23	238.740.000
XVII	908.401 - MAS	37	460.527.060
TOTAL		**130**	**1.182.267.060**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	10	24.000.000
III	208.401 - 258.400	9	27.000.000
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**19**	**51.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	"Servicios Centrales"	1.394.281.407
02	"Servicios de Atención, Evaluación e Investigación en Riesgos Ocupacionales"	2.105.718.593
03	"Partidas no Asignables a Programas"	63.640.780
	-Incremento de la Depreciación	63.640.780
	TOTAL	**3.563.640.780**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.383.606.782
4.02	Materiales y Suministros	79.610.000
4.03	Servicios no Personales	372.492.438
4.04	Activos Reales	600.650.000
4.05	Activos Financieros	63.640.780
4.08	Otros Gastos de Instituciones Descentralizadas	63.640.780
	TOTAL	**3.563.640.780**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.500.000.000**
Ingresos Ordinarios	
Transferencias para Financiar Gastos Corrientes	3.500.000.000
Ministerio del Trabajo (Recursos Ordinarios)	3.500.000.000
B. Gastos Corrientes	**2.899.350.000**
Gastos de Consumo	2.899.350.000
Gastos de Personal	2.3
Materiales y Suministros	
Servicios no Personales	
Otros Gastos Corrientes de Instituciones Descentralizadas	63.640.780
Depreciación y Amortización	63.640.780
C. Resultado Económico: Ahorro	**600.650.000**
II. Cuenta de Capital	
A. Recursos de Capital	**664.290.780**
- Ahorro en la Cuenta Corriente	600.650.000
- Incremento de la Depreciación y Amortización	63.640.780
B. Gastos de Capital	**600.650.000**
Adquisición de Maquinarias, Equipos e Inmuebles	520.000.000
Activos Intangibles	20.000.000
Otros Activos Reales	60.650.000
C. Resultado Financiero: Superávit	**63.640.780**
III. Cuenta Financiera	
A. Recursos Financieros	**63.640.780**
Superávit Financiero	63.640.780
B. Aplicaciones Financieras	**63.640.780**
Activos Financieros	63.640.780
Incremento de Caja y Banco	63.640.780

Ministerio de Energía y Minas

A0199
Instituto Nacional de Geología y
Minería (INGEOMIN)

POLÍTICA PRESUPUESTARIA

El presupuesto 2003 de este ente será de Bs. 5.581,2 millones, el cual tiene por objeto, la realización de investigaciones en las áreas de geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines, así como la evaluación de los recursos minerales energéticos y asesoramiento al sector público y privado en todo lo relacionado con el sector.

El Instituto Nacional de Geología y Minería (INGEOMIN) tiene previsto para el ejercicio fiscal 2003, financiar el desarrollo de investigaciones geológicas y de recursos minerales a través de dos vías:

- Ingresos provenientes de los aportes que le asigne el Ejecutivo Nacional, a través del Ministerio de Energía y Minas, de los cuales corresponden Bs. 2.644,9 millones a financiamiento ordinario y Bs. 2.070,3 millones a otras fuentes de financiamiento.
- Ingresos provenientes de la prestación de servicios especializados por Bs. 500,0 millones, a las entidades públicas y privadas para contribuir con el crecimiento y desarrollo del sector, de los estudios y análisis geofísicos, geológicos, geoquímicos, ambientales, prospecciones mineras, perforaciones, análisis de laboratorio, venta de mapas e informes técnicos y cualquier otra acción que se derive de las actividades principales.

En consideración a lo antes expuesto ha programado obtener los siguientes productos:

- Elaboración e integración de 20 hojas geológicas.
- Realizar análisis de laboratorios en el área de las geociencias.
- Digitalización de 36 mapas geológicos, hidrogeológicos y geoquímicos.
- Elaboración y divulgación de cuatro (4) boletines técnicos geológicos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**5.215.200.000**
Ingresos de Operación	500.000.000
- Ingresos por Venta de Bienes y Servicios	500.000.000
Transferencias para Financiar Gastos Corrientes	4.715.200.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	2.644.853.000
Otras Fuentes de Financiamiento	2.070.347.000
Recursos de Capital	**60.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000
Recursos Financieros	**306.000.000**
Activos Financieros	306.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	300.000.000
Venta de Títulos y Valores	6.000.000
TOTAL	**5.581.200.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**4.458.152.501**
Gastos de Consumo	4.366.292.672
Gastos de Personal	3.445.621.922
Materiales y Suministros	201.373.514
Servicios no Personales	659.297.236
Otros Gastos Corrientes de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
Otros Gastos Corrientes	91.859.829
Transferencias	91.859.829
Gastos de Capital	**817.047.499**
Adquisición de Maquinarias, Equipos e Inmuebles	744.867.989
Obras de Infraestructura	13.000.000
Activos Intangibles	56.969.210
Otros Activos Reales	2.210.300
Aplicaciones Financieras	**306.000.000**
Activos Financieros	206.000.000
Incremento de Caja y Bancos	14.000.000
Incremento de Documentos a Cobrar a Corto Plazo	142.000.000
Incremento de Otros Activos Circulantes	50.000.000
Pasivos Financieros	100.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	100.000.000
TOTAL	**5.581.200.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Análisis Petrográfico	Muestra	167
Análisis Difractométricos	Muestra	21
Análisis de Fluorescencia de Rayos X	Muestra	25
Análisis Gemológico	Muestra	50
Análisis Mineralógico	Muestra	52
Análisis Granulométricos	Muestra	50
Análisis Químico	Muestra	1.500
Análisis Cristalográfico	Muestra	18
Análisis Mineral Microscopio Eléctrico	Muestra	31
Análisis de Control Derivados Hidrocarburos	Muestra	83
Fotominerografia	Muestra	75
Estudios Geológicos	Estudio	3
Estudios Geofísicos	Estudio	3
Estudios Geotécnicos	Estudio	3
Estudios Geoquímicos	Estudio	3
Estudios Geoeconómicos	Estudio	3
Perforaciones	Metro	50
Copias de Mapas Heliográficos y Geológicos	Unidad	138
Petróleo y Otros Datos Estadísticos Pode	Unidad	7
Digitalización de Mapas	Mapa	61
Elaboración e Integración de Cartas Geológicas	Mapa	50
Inventario Recursos Minerales	Area	2
Cursos y Asesorías	Curso	10
Preparación de Muestras Para Análisis de Laboratorio	Muestra	4.750
Informes Técnicos	Informe	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	252	1.251.438.274
- Directivo	8	111.072.144
- Profesional y Técnico	145	808.547.029
- Personal Administrativo	38	175.963.175
- Obrero	61	155.855.926
Personal Contratado	26	143.496.538
- Empleado	15	116.530.008
- Obrero	11	26.966.530
TOTAL	**278**	**1.394.934.812**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	17	26.579.597
II	190.081 - 208.400	8	19.265.325
III	208.401 - 258.400	10	26.383.439
IV	258.401 - 308.400	2	6.738.930
V	308.401 - 358.400	3	12.147.934
VI	358.401 - 408.400		
VII	408.401 - 458.400	76	392.566.242
VIII	458.401 - 508.400		
IX	508.401 - 558.400	27	176.867.012
X	558.401 - 608.400	17	117.619.097
XI	608.401 - 658.400	15	116.530.008
XII	658.401 - 708.400	9	72.942.685
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	12	118.797.972
XVI	858.401 - 908.400		
XVII	908.401 - MAS	10	125.674.114
	TOTAL	**206**	**1.212.112.355**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	15	26.966.530
II	190.081 - 208.400		
III	208.401 - 258.400	51	134.837.186
IV	258.401 - 308.400	5	16.915.952
V	308.401 - 358.400	1	4.102.789
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**72**	**182.822.457**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	10	84.469.519
Jubilado	6	53.800.736
Pensionado	4	30.668.783
Obrero	3	7.390.310
Jubilado	3	7.390.310
TOTAL	**13**	**91.859.829**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Instituto Nacional de Geología y Minería	5.581.200.000
	TOTAL	**5.581.200.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.445.621.922
4.02	Materiales y Suministros	201.373.514
4.03	Servicios no Personales	659.297.236
4.04	Activos Reales	817.047.499
4.05	Activos Financieros	306.000.000
4.07	Transferencias	91.859.829
4.08	Otros Gastos de Instituciones Descentralizadas	60.000.000
	TOTAL	**5.581.200.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.215.200.000**
Ingresos de Operación	500.000.000
- Ingresos por Venta de Bienes y Servicios	500.000.000
Transferencias para Financiar Gastos Corrientes	4.715.200.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	2.644.853.000
Otras Fuentes de Financiamiento	2.070.347.000
B. Gastos Corrientes	**4.458.152.501**
Gastos de Consumo	4.366.292.672
Gastos de Personal	3.445.621.922
Materiales y Suministros	201.373.514
Servicios no Personales	659.297.236
Otros Gastos Corrientes de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
Otros Gastos Corrientes	91.859.829
Transferencias	91.859.829
Pensiones y Jubilaciones	91.859.829
C. Resultado Económico: Ahorro	**757.047.499**
II. Cuenta de Capital	
A. Recursos de Capital	**817.047.499**
- Ahorro en la Cuenta Corriente	757.047.499
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000
B. Gastos de Capital	**817.047.499**
Adquisición de Maquinarias, Equipos e Inmuebles	744.867.989
Obras de Infraestructura - Estudios y Proyectos	13.000.000
Activos Intangibles	56.969.210
Otros Activos Reales	2.210.300
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**306.000.000**
Activos Financieros	306.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	300.000.000
Venta de Títulos y Valores	6.000.000
B. Aplicaciones Financieras	**306.000.000**
Activos Financieros	206.000.000
Incremento de Caja y Bancos	14.000.000
Incremento de Cuentas a Cobrar a Corto Plazo	142.000.000
Incremento de Otros Activos Circulantes	50.000.000
Pasivos Financieros	100.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	100.000.000

A0356
Fundación Guardería Infantil del
Ministerio de Energía y Minas
La Alquitrana

POLÍTICA PRESUPUESTARIA

La Fundación presenta un Presupuesto para el año 2003 de Bs. 466,9 millones. Esta institución tiene por objetivo, prestar servicio de guardería infantil a los hijos en edad preescolar de los funcionarios y obreros al servicio del Ministerio de Energía y Minas, facilitando su cuidado durante las horas de labor, estimulando el desarrollo de las capacidades intelectuales, afectivas y creativas de los niños.

La guardería para su financiamiento, recibirá recursos del Ejecutivo Nacional por Bs. 439,9 millones a través de su ente de adscripción, el Ministerio de Energía y Minas, los cuales tendrán financiamiento ordinario en su totalidad, además contendrá Bs. 20,8 millones, provenientes del cobro de matrícula y Bs. 6,2 millones del fondo de depreciación y amortización.

Para el año 2003, la fundación se ha establecido como meta, brindar servicios de alimentación, medico-pediátricos, orientación psicológica y educación preescolar a 150 alumnos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**460.689.000**
Ingresos de Operación	20.789.000
- Ingresos por Venta de Bienes y Servicios	20.789.000
Transferencias para Financiar Gastos Corrientes	439.900.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	439.900.000
Recursos de Capital	**6.206.200**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras	
Reservas	6.206.200
TOTAL	**466.895.200**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**460.689.000**
Gastos de Consumo	356.689.000
Gastos de Personal	291.786.800
Materiales y Suministros	33.254.000
Servicios no Personales	25.442.000
Otros Gastos Corrientes de Instituciones Descentralizadas	6.206.200
Depreciación y Amortización	6.206.200
Otros Gastos Corrientes	104.000.000
Transferencias	104.000.000
Aplicaciones Financieras	**6.206.200**
Activos Financieros	6.206.200
Incremento de Caja y Bancos	6.206.200
TOTAL	**466.895.200**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Servicio de Alimentación	Alumno	150
Servicios de Orientación Psicológica	Alumno	150
Servicio de Educación Preescolar	Alumno	150
Actividades Complementarias	Alumno	150
Servicios de Transporte	Alumno	150

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	27	122.688.000
- Personal Administrativo	16	86.184.000
- Obrero	11	36.504.000
Personal Contratado	5	11.760.000
- Empleado	5	11.760.000
TOTAL	**32**	**134.448.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	5	11.760.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	6	23.760.000
VI	358.401 - 408.400	1	4.406.400
VII	408.401 - 458.400	5	26.755.200
VIII	458.401 - 508.400	1	5.818.200
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	2	16.329.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.115.200
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**21**	**97.944.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	4	11.520.000
IV	258.401 - 308.400	5	16.920.000
V	308.401 - 358.400	1	3.744.000
VI	358.401 - 408.400	1	4.320.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**11**	**36.504.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación	466.895.200
	TOTAL	**466.895.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	291.786.800
4.02	Materiales y Suministros	33.254.000
4.03	Servicios no Personales	25.442.000
4.05	Activos Financieros	6.206.200
4.07	Transferencias	104.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	6.206.200
	TOTAL	**466.895.200**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**460.689.000**
Ingresos de Operación	20.789.000
- Ingresos por Venta de Bienes y Servicios	20.789.000
Transferencias para Financiar Gastos Corrientes	439.900.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	439.900.000
B. Gastos Corrientes	**460.689.000**
Gastos de Consumo	356.689.000
Gastos de Personal	291.786.800
Materiales y Suministros	33.254.000
Servicios no Personales	25.442.000
Otros Gastos Corrientes de Instituciones Descentralizadas	6.206.200
Depreciación y Amortización	6.206.200
Otros Gastos Corrientes	104.000.000
Transferencias	104.000.000
Fundación Oro Negro Adscrita al Ministerio de Energía y Minas	104.000.000
C. Resultado Económico: Equilibrio	
II. Cuenta de Capital	
A. Recursos de Capital	**6.206.200**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.206.200
C. Resultado Financiero: Superávit	**6.206.200**
III. Cuenta Financiera	
A. Recursos Financieros	**6.206.200**
Superávit Financiero	6.206.200
B. Aplicaciones Financieras	**6.206.200**
Activos Financieros	6.206.200
Incremento de Caja y Bancos	6.206.200

A0900
Ente Nacional del Gas (ENAGAS)

POLÍTICA PRESUPUESTARIA

EL ENTE NACIONAL DEL GAS (ENAGAS), se crea según Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicado en Gaceta Oficial N° 36.793, cuya misión es promover el desarrollo del sector y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionados con las actividades de transporte y distribución, para coadyuvar en la coordinación y salvaguarda de dichas actividades.

El objeto del organismo consiste en incentivar el crecimiento del sector gasífero e impulsar nuevos desarrollos y establecer las bases que permitan atraer capitales nacionales y extranjeros hacia el sector. En este sentido, para el año 2003 ENAGAS tiene como metas prestar 36 asesorías a las diferentes empresas del Gas, elaborar 25 informes sobre precios, tarifas y ajuste de base de cálculos, realizar 66 estudios de proyectos de distribución de Gas y elaborar 6 informes estadísticos relacionados con la industria gasífera.

En este sentido, contará con un presupuesto de Bs. 2.444,9 millones, conformado por las siguientes fuentes de financiamiento, transferencia otorgada por el Ministerio de Energía y Minas por Bs. 2.324,9 millones, de los cuales Bs. 1.767,5 millones provienen de financiamiento ordinario, Bs. 557,4 millones corresponde a otras fuentes de financiamiento, Bs. 60,0 millones por concepto de otros ingresos y Bs. 60,0 millones por recursos de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.384.900.000**
Ingresos Ordinarios	60.000.000
- Ingresos no Tributarios	60.000.000
Transferencias para Financiar Gastos Corrientes	2.324.900.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	1.767.480.000
Otras Fuentes de Financiamiento	557.420.000
Recursos de Capital	**60.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000

TOTAL	**2.444.900.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.353.700.000**
Gastos de Consumo	2.353.700.000
Gastos de Personal	1.688.507.000
Materiales y Suministros	57.780.000
Servicios no Personales	547.413.000
Otros Gastos Corrientes de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
Gastos de Capital	**31.200.000**
Adquisición de Maquinarias, Equipos e Inmuebles	21.600.000
Activos Intangibles	2.400.000
Otros Activos Reales	7.200.000
Aplicaciones Financieras	**60.000.000**
Activos Financieros	60.000.000
Incremento de Caja y Bancos	60.000.000
TOTAL	**2.444.900.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Prestar Asesorías a las Industrias del Gas	Asesoría	36
Revisión de Precios y Tarifas	Informe	25
Elaborar Proyectos de Distribución de Gas	Estudio	66
Realizar Informes Estadísticos de la Industria del Gas	Informe	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	38	673.521.000
- Directivo	6	368.463.000
- Profesional y Técnico	22	255.618.000
- Personal Administrativo	4	25.200.000
- Obrero	6	24.240.000
Personal Contratado	7	102.000.000
- Empleado	7	102.000.000
TOTAL	**45**	**775.521.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	2	12.000.000
IX	508.401 - 558.400	2	13.200.000
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	3	23.760.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	4	36.960.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400	1	10.560.000
XVII	908.401 - MAS	26	654.801.000
TOTAL		**38**	**751.281.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	7	24.240.000
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**7**	**24.240.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Planificación, Supervisión y Control Técnico Fiscal de las Industrias Petroleras y Petroquímicas.	2.444.900.000
TOTAL		**2.444.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.688.507.000
4.02	Materiales y Suministros	57.780.000
4.03	Servicios no Personales	547.413.000
4.05	Activos financieros	60.000.000
4.04	Activos Reales	31.200.000
4.08	Otros Gastos de Instituciones Descentralizadas	60.000.000
TOTAL		**2.444.900.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.384.900.000**
Ingresos Ordinarios	60.000.000
- Ingresos no Tributarios	60.000.000
Otros	60.000.000
Transferencias para Financiar Gastos Corrientes	2.324.900.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	1.767.480.000
Otras Fuentes de Financiamiento	557.420.000
B. Gastos Corrientes	**2.353.700.000**
Gastos de Consumo	2.353.700.000
Gastos de Personal	1.688.507.000
Materiales y Suministros	57.780.000
Servicios no Personales	547.413.000
Otros Gastos Corrientes de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
C. Resultado Económico: Ahorro	**31.200.000**
II. Cuenta de Capital	
A. Recursos de Capital	**91.200.000**
- Ahorro en la Cuenta Corriente	31.200.000
Depreciación y Amortización	60.000.000
B. Gastos de Capital	**31.200.000**
Adquisición de Maquinarias, Equipos e Inmuebles	21.600.000
Activos Intangibles	2.400.000
Otros Activos Reales	7.200.000
C. Resultado Financiero: Superávit	**60.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**60.000.000**
Superávit Financiero	60.000.000
B. Aplicaciones Financieras	**60.000.000**
Activos Financieros	60.000.000
Incremento de Caja y Bancos	60.000.000

Ministerio del Ambiente y de los Recursos Naturales

A0052

Instituto Nacional de Parques

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de Parques tiene por objetivos la planificación, construcción, ampliación, organización, conservación, preservación y manejo de los parques de recreación, parques nacionales y monumentos naturales.

Para el año 2003, ha programado un Presupuesto por Bs. 30.832,3 millones, con lo cual estima alcanzar las siguientes metas:

- Mantenimiento de 101 hectáreas, en los parques de recreación Rómulo Betancourt, Jóvito Villalba y Zoológico de Caricuao.

- Proteger 14.104.392 hectáreas, en 42 parques nacionales y 22 monumentos naturales.

- Garantizar la protección y manejo en 19.854 hectáreas de parques destinados a recreación.

- Realizar el mantenimiento de 14 obras de infraestructura, correspondientes al Proyecto Manejo de Parques Nacionales.

- Rehabilitación de 140 hectáreas, del Sistema de Tratamiento de Aguas Servidas en Tucacas - Chichiriviche.

- Rehabilitación del Lago del Parque Rómulo Betancourt (3.000 metros).

El Instituto Nacional de Parques continuará realizando las acciones básicas de vigilancia, control, mantenimiento de parques nacionales, parques de recreación y monumentos naturales. En este sentido, se ha sugerido que el Instituto racionalice el gasto operativo mediante una reestructuración administrativa, que le permita cumplir con su objetivo de creación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**14.560.887.000**
Ingresos Ordinarios	10.887.000
- Ingresos de la Propiedad	10.887.000
Ingresos de Operación	5.550.000.000
- Ingresos por Venta de Bienes y Servicios	5.550.000.000
Transferencias para Financiar Gastos Corrientes	9.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	4.000.000.000
Otras Fuentes de Financiamiento	5.000.000.000
Recursos de Capital	**3.187.572.667**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	187.572.667
- Transferencias para Financiar Gastos de Capital	3.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Manejo del Sistema Nacional de Parques – (Programas y Proyectos)	3.000.000.000
Recursos Financieros	**13.083.888.083**
Activos Financieros	13.083.888.083
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	13.083.888.083
TOTAL	**30.832.347.750**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**17.748.459.667**
Gastos de Consumo	17.407.822.057
Gastos de Personal	14.747.206.112
Materiales y Suministros	376.462.049
Servicios no Personales	2.096.581.229
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	187.572.667
Otros Gastos Corrientes	340.637.610
Transferencias (Pensionados y Jubilados)	340.637.610
Gastos de Capital	**13.083.888.083**
Adquisición de Maquinarias, Equipos e Inmuebles	2.421.356.667
Obras de Infraestructura	5.963.457.661
Gastos Capitalizables	4.699.073.755
- Gastos de Personal	1.855.148.584
- Materiales y Suministros	28.720.000
- Servicios no Personales	2.815.205.171
TOTAL	**30.832.347.750**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Mantenimiento de Parques de Recreación: Rómulo Betancourt, Jóvito Villalba y Zoológico de Caricuao	Hectárea	101
Protección y Manejo de Parques de Recreación	Hectárea	19.854
Protección de los Parques Nacionales y Monumentos Naturales	Hectárea	14.104.392
Mantenimiento de Obras de Infraestructura	Obra	14
Rehabilitación del Sistema de Tratamiento de Aguas Servidas en Tucacas-Chichiriviche	Hectárea	140
Rehabilitación del Lago del Parque Rómulo Betancourt	Metro	3.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.045	3.985.105.607
- Directivo	95	1.263.748.094
- Profesional y Técnico	157	843.518.487
- Personal Administrativo	158	425.821.998
- Obrero	635	1.452.017.028
Personal Contratado	629	1.692.226.041
- Empleado	400	1.173.951.993
- Obrero	229	518.274.048
TOTAL	**1.674**	**5.677.331.648**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	263	540.241.793
II	190.081 - 208.400		
III	208.401 - 258.400	98	268.524.212
IV	258.401 - 308.400	31	114.058.178
V	308.401 - 358.400	165	681.825.768
VI	358.401 - 408.400	95	453.060.534
VII	408.401 - 458.400		
VIII	458.401 - 508.400	37	209.737.396
IX	508.401 - 558.400		24.849.390
X	558.401 - 608.400		122.393.683
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	47	410.709.958
XIV	758.401 - 808.400		
XV	808.401 - 858.400	8	79.027.764
XVI	858.401 - 908.400	7	75.314.850
XVII	908.401 - MAS	37	727.297.046
	TOTAL	810	3.707.040.572

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	847	1.927.856.064
II	190.081 - 208.400	17	42.435.012
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	864	1.970.291.076

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	83	340.637.610
Jubilado	65	222.529.045
Pensionado	18	118.108.565
TOTAL	83	340.637.610

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	13.875.294.758
02	Coordinación y Administración de Areas de Recreación	5.045.561.730
03	Conservación y Preservación de Parques Nacionales y Monumentos Naturales	7.707.840.848
04	Desarrollo de Infraestructura en Parques de Recreación, Parques Nacionales y Monumentos Naturales	4.016.077.747
99	Partidas no Asignables a Programas	187.572.667
	TOTAL	30.832.347.750

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	16.602.354.696
4.02	Materiales y Suministros	405.182.049
4.03	Servicios no Personales	4.911.786.400
4.04	Activos Reales	8.384.814.328
4.07	Transferencias	340.637.610
4.08	Otros Gastos de Instituciones Descentralizadas	187.572.667
	TOTAL	30.832.347.750

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.560.887.000**
Ingresos Ordinarios	10.887.000
- Ingresos de la Propiedad	10.887.000
Intereses Bancarios	10.887.000
Ingresos de Operación	5.550.000.000
- Ingresos por Venta de Bienes y Servicios	5.550.000.000
Transferencias para Financiar Gastos Corrientes	9.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	4.000.000.000
Otras Fuentes de Financiamiento	5.000.000.000
B. Gastos Corrientes	**17.748.459.667**
Gastos de Consumo	17.407.822.057
Gastos de Personal	14.747.206.112
Materiales y Suministros	376.462.049
Servicios no Personales	2.096.581.229
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	187.572.667
Otros Gastos Corrientes	340.637.610
Transferencias	
Pensiones	45.838.632
Jubilaciones	206.485.524
Aguinaldos del Personal Pensionado	11.459.658
Aguinaldos del Personal Jubilado	51.621.381
Aportes a Caja de Ahorro del Personal Pensionado	4.583.863
Aportes a Caja de Ahorro del Personal Jubilado	20.648.552
C. Resultado Económico: Desahorro	**3.187.572.667**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	
- Desahorro en la Cuenta Corriente	(3.187.572.667)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	187.572.667
- Transferencias para Financiar Gastos de Capital	3.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Manejo del Sistema Nacional de Parques (Programas y Proyectos)	3.000.000.000
B. Gastos de Capital	**13.083.888.083**
Adquisición de Maquinarias, Equipos e Inmuebles	2.421.356.667
Obras de Infraestructura - Estudios y Proyectos	5.963.457.661
Gastos Capitalizables	4.699.073.755
- Gastos de Personal	1.855.148.584
- Materiales y Suministros	28.720.000
- Servicios no Personales	2.815.205.171
C. Resultado Financiero: Déficit	**13.083.888.083**
III. Cuenta Financiera	
A. Recursos Financieros	**13.083.888.083**
Activos Financieros	13.083.888.083
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	13.083.888.083
B. Aplicaciones Financieras	**13.083.888.083**
Déficit Financiero	13.083.888.083

A0064

Instituto para el Control y la
Conservación de la Cuenca del
Lago de Maracaibo (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064 - 1

POLÍTICA PRESUPUESTARIA

El objetivo del Instituto consiste en promover, planificar, programar, coordinar, ejecutar y evaluar actividades, destinadas a la conservación del Lago de Maracaibo y su cuenca.

En este sentido, se dará continuación al Sistema Norte de Maracaibo, que forma parte del Programa de Saneamiento Integral de la Cuenca del Lago de Maracaibo, el cual tiene como objetivos: mejorar la calidad ambiental, aprovechar las aguas residuales tratadas para el sistema de riego de las zonas agrícolas, y la disminución de enfermedades endémicas de la zona. En función de lo antes expuesto, se han programado las siguientes metas: capacitar técnica y administrativamente a 5 Alcaldías en materia ambiental, atender a 1.020 personas expuestas a los contaminantes ambientales, suministrar asistencia técnica a 55 industrias e iniciar la construcción de la primera etapa de la Planta de Tratamiento Norte de Maracaibo, en una extensión de 110 hectáreas.

La inversión a realizar asciende a la cantidad de Bs. 6.000,0 millones, financiada con la Ley de Endeudamiento Público 2003.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.000.000.000**
Ingresos de Operación	500.000.000
- Ingresos por Venta de Bienes y Servicios	500.000.000
Transferencias para Financiar Gastos Corrientes	1.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	1.000.000.000
Otras Fuentes de Financiamiento	500.000.000
Recursos de Capital	**6.070.041.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.041.000
- Transferencias para Financiar Gastos de Capital	6.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Saneamiento Integral del Lago de Maracaibo (Programas y Proyectos)	6.000.000.000
Recursos Financieros	**2.273.302.000**
Activos Financieros	2.000.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	
Pasivos Financieros	273.302.000
Incremento de Otros Pasivos no Circulantes	273.302.000
TOTAL	**10.343.343.000**

INSTITUTO PARA EL CONTROL Y LA CONSERVACION DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**4.070.041.000**
Gastos de Consumo	3.976.005.000
Gastos de Personal	3.625.376.000
Materiales y Suministros	40.000.000
Servicios no Personales	240.588.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	70.041.000
Otros Gastos Corrientes	94.036.000
Transferencias	94.036.000
Gastos de Capital	**6.000.000.000**
Obras de Infraestructura – Estudios y Proyectos	6.000.000.000
Aplicaciones Financieras	**273.302.000**
Activos Financieros	273.302.000
Incremento de Caja y Bancos	273.302.000
TOTAL	**10.343.343.000**

INSTITUTO PARA EL CONTROL Y LA CONSERVACION DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064-3

METAS

Denominación	Unidad de Medida	Cantidad 2003
Capacitar Técnica y Administrativamente a las Alcaldías en Materia Ambiental.	Alcaldía Capacitada	5
Atender a la Población Expuesta a los Contaminantes Ambientales.	Persona Atendida	1.020
Asistencia Técnica Industrial.	Industria Atendida	55
Construir la Primera Etapa de la Planta de Tratamiento Norte de Maracaibo.	Hectárea	110

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	253	1.469.140.164
- Directivo	34	332.089.368
- Profesional y Técnico	121	871.495.932
- Personal Administrativo	59	164.783.700
- Obrero	39	100.771.164
TOTAL	**253**	**1.469.140.164**

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064 - 4

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	14	31.933.440
II	190.081 - 208.400	15	35.653.224
III	208.401 - 258.400	17	47.462.880
IV	258.401 - 308.400	7	23.664.516
V	308.401 - 358.400	16	65.100.084
VI	358.401 - 408.400	23	105.711.408
VII	408.401 - 458.400	19	98.640.612
VIII	458.401 - 508.400	10	57.965.832
IX	508.401 - 558.400	8	51.794.316
X	558.401 - 608.400	9	62.932.272
XI	608.401 - 658.400	5	37.967.964
XII	658.401 - 708.400	13	106.912.524
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	23	213.210.648
XV	808.401 - 858.400	9	90.459.108
XVI	858.401 - 908.400	8	86.904.864
XVII	908.401 - MAS	18	252.055.308
	TOTAL	**214**	**1.368.369.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	20	48.765.672
III	208.401 - 258.400	16	41.488.764
IV	258.401 - 308.400	2	6.537.396
V	308.401 - 358.400	1	3.979.332
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**39**	**100.771.164**

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064-5

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	16	94.036.000
Jubilado	16	94.036.000
TOTAL	**16**	**94.036.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior y Administración	4.000.000.000
02	Descontaminación y Conservación de la Cuenca del Lago de Maracaibo	6.000.000.000
99	Partidas no Asignables a Programas	343.343.000
	TOTAL	**10.343.343.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	3.625.376.000
402	Materiales y Suministros	40.000.000
403	Servicios no Personales	240.588.000
404	Activos Reales	6.000.000.000
405	Activos Financieros	273.302.000
407	Transferencias	94.036.000
408	Otros Gastos de Instituciones Descentralizadas	70.041.000
	TOTAL	**10.343.343.000**

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064 - 6

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.000.000.000**
Ingresos de Operación	500.000.000
- Ingresos por Venta de Bienes y Servicios	500.000.000
Transferencias para Financiar Gastos Corrientes	1.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	1.000.000.000
Otras Fuentes de Financiamiento	500.000.000
B. Gastos Corrientes	**4.070.041.000**
Gastos de Consumo	3.976.005.000
Gastos de Personal	3.625.376.000
Materiales y Suministros	40.000.000
Servicios no Personales	240.588.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	70.041.000
Otros Gastos Corrientes	94.036.000
Transferencias	
Personal Jubilado	94.036.000
C. Resultado Económico: Desahorro	**2.070.041.000**
II. Cuenta de Capital	
A. Recursos de Capital	**4.000.000.000**
- Desahorro en la Cuenta Corriente	(2.070.041.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.041.000
- Transferencias para Financiar Gastos de Capital	6.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Saneamiento Integral del Lago de Maracaibo (Programas y Proyectos)	6.000.000.000
B. Gastos de Capital	**6.000.000.000**
Obras de Infraestructura - Estudios y Proyectos	6.000.000.000
C. Resultado Financiero: Déficit	**2.000.000.000**

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA
DEL LAGO DE MARACAIBO (ICLAM).

LEY DE PRESUPUESTO 2003

A0064 - 7

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**2.273.302.000**
Activos Financieros	2.000.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.000.000.000
Pasivos Financieros	273.302.000
Incremento de Otros Pasivos no Circulantes	273.302.000
B. Aplicaciones Financieras	**2.273.302.000**
Activos Financieros	273.302.000
Incremento de Caja y Bancos	273.302.000
Déficit Financiero	2.000.000.000

A0069

Servicio Autónomo de los Servicios
Ambientales del Ministerio del
Ambiente y los Recursos Naturales
(SAMARNR)

POLÍTICA PRESUPUESTARIA

El objetivo principal del Organismo está basado en la elaboración y comercialización de estudios y proyectos en materia de perforación de pozos, administración de viveros, participación en el diseño y construcción de rellenos sanitarios a nivel nacional, realización y comercialización de exámenes de laboratorio de suelos, agua y calidad del aire, promoción y comercialización de los programas de investigación hidrológica.

El Presupuesto de Gastos 2003, del Servicio Autónomo de los Servicios Ambientales del MARN (SAMARN) es de Bs. 51.930,5 millones, dentro de las principales metas programadas para el 2003, se encuentran la celebración de 11 convenios con institutos, gobernaciones y empresas públicas y privadas, que realizan conjuntamente con el MARN estudios en materia ambiental; así como la administración y asistencia social de 7.599 jubilados y pensionados del INOS, por un monto de Bs. 29.456,5 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**45.463.149.689**
Ingresos Ordinarios	12.170.135.288
- Ingresos no Tributarios	11.499.382.642
Ley de Timbre Fiscal	11.499.382.642
- Ingresos de la Propiedad	670.752.646
Intereses Bancarios	670.752.646
Ingresos de Operación	56.122.985
- Ingresos por Venta de Bienes y Servicios	56.122.985
Transferencias para Financiar Gastos Corrientes	28.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Pensionados y Jubilados del INOS	
Recursos Ordinarios	15.628.134.640
Gestión Fiscal	7.125.000.000
Otras Fuentes de Financiamiento	5.746.865.360
Otros Ingresos (Licitaciones; Convenios, etc.)	4.736.891.416
Recursos de Capital	
Recursos Financieros	**6.467.390.261**
Activos Financieros	6.467.390.261
Disminución de Caja y Bancos	4.467.390.261
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.000.000.000
TOTAL	**51.930.539.950**

SERVICIO AUTÓNOMO DE LOS SERVICIOS AMBIENTALES DEL
MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
RENOVABLES (SAMARNR)

LEY DE PRESUPUESTO- 2003

A0069 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**39.413.962.637**
Gastos de Consumo	9.957.468.662
Gastos de Personal	1.854.266.712
Materiales y Suministros	1.993.095.913
Servicios no Personales	6.110.106.037
Otros Gastos Corrientes	29.456.493.975
Transferencias	
Sector Privado	
Pensionados y Jubilados del INOS	29.456.493.975
Gastos de Capital	**7.467.390.257**
Adquisición de Maquinarias, Equipos e Inmuebles	1.877.155.874
Obras de Infraestructura	5.375.214.383
Activos Intangibles	215.020.000
Aplicaciones Financieras	**5.049.187.056**
Pasivos Financieros	5.049.187.056
Disminución de Cuentas y Efectos a Pagar a Proveedores	66.149.512
Disminución de Cuentas a Pagar por Retenciones Laborales	189.999.996
Disminución de Otras Cuentas y Efectos a Pagar	85.461.228
Disminución de otros Pasivos no Circulantes	4.707.576.320
TOTAL	**51.930.539.950**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Convenios con Institutos, Empresas y Gobernaciones	Convenio	11
Administración y Asistencia a los Jubilados y Pensionados del INOS	Persona	7.599

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	31	183.732.745
- Directivo	2	27.191.745
- Profesional y Técnico	14	94.806.000
- Personal Administrativo	15	61.735.000
Personal Contratado	124	517.883.636
- Empleado	118	498.477.000
- Obrero	6	19.406.636
TOTAL	**155**	**701.616.381**

SERVICIO AUTÓNOMO DE LOS SERVICIOS AMBIENTALES DEL
MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
RENOVABLES (SAMARNR)

LEY DE PRESUPUESTO- 2003

A0069 - 4

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	29	64.694.683
II	190.081 - 208.400		
III	208.401 - 258.400	25	71.490.753
IV	258.401 - 308.400	7	22.568.011
V	308.401 - 358.400	26	108.689.158
VI	358.401 - 408.400		
VII	408.401 - 458.400	30	160.288.961
VIII	458.401 - 508.400		
IX	508.401 - 558.400	5	32.852.689
X	558.401 - 608.400	13	87.185.140
XI	608.401 - 658.400	7	54.437.063
XII	658.401 - 708.400	2	16.528.178
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	2	21.553.171
XVII	908.401 - MAS	3	41.921.938
	TOTAL	149	682.209.745

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	5	14.843.788
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.562.848
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	6	19.406.636

SERVICIO AUTÓNOMO DE LOS SERVICIOS AMBIENTALES DEL
MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
RENOVABLES (SAMARNR)

LEY DE PRESUPUESTO- 2003

A0069 - 5

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1.984	11.441.343.170
Jubilado	1.521	8.946.485.865
Pensionado	463	2.494.857.305
Obrero	5.615	18.015.150.805
Jubilado	3.954	12.628.904.485
Pensionado	1.661	5.386.246.320
TOTAL	**7.599**	**29.456.493.975**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Administrativos y Financieros	3.597.125.029
02	Administración Financiera de Estudios y Proyectos	14.784.227.865
03	Jubilados y Pensionados INOS	28.500.000.000
99	Partidas no Asignables a Programas	5.049.187.056
	TOTAL	**51.930.539.950**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.854.266.712
4.02	Materiales y Suministros	1.993.095.913
4.03	Servicios no Personales	6.110.106.037
4.04	Activos Reales	7.467.390.257
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.049.187.056
4.07	Transferencias	29.456.493.975
	TOTAL	**51.930.539.950**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**45.463.149.689**
Ingresos Ordinarios	12.170.135.288
- Ingresos no Tributarios	11.499.382.642
Ingresos por Tasas (Ley de Timbre Fiscal)	11.499.382.642
- Ingresos de la Propiedad	670.752.646
- Intereses Bancarios	670.752.646
Ingresos de Operación	56.122.985
- Ingresos por Venta de Bienes y Servicios	56.122.985
Transferencias para Financiar Gastos Corrientes	28.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Pensionados y Jubilados del INOS	
Recursos Ordinarios	15.628.134.640
Gestión Fiscal	7.125.000.000
Otras Fuentes de Financiamiento	5.746.865.360
Otros Ingresos	4.736.891.416
B. Gastos Corrientes	**39.413.962.637**
Gastos de Consumo	9.957.468.662
Gastos de Personal	1.854.266.712
Materiales y Suministros	1.993.095.913
Servicios no Personales	6.110.106.037
Otros Gastos Corrientes	29.456.493.975
Transferencias	
Sector Privado	
Pensionados y Jubilados del INOS	29.456.493.975
C. Resultado Económico: Ahorro	**6.049.187.052**
II. Cuenta de Capital	
A. Recursos de Capital	**6.049.187.052**
- Ahorro en la Cuenta Corriente	6.049.187.052

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**7.467.390.257**
Adquisición de Maquinarias, Equipos e Inmuebles	1.877.155.874
Obras de Infraestructura - Estudios y Proyectos	5.375.214.383
Activos Intangibles	215.020.000
C. Resultado Financiero: Déficit	**(1.418.203.205)**
III. Cuenta Financiera	
A. Recursos Financieros	**6.467.390.261**
Activos Financieros	6.467.390.261
Disminución de Caja y Bancos	4.467.390.261
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.000.000.000
B. Aplicaciones Financieras	**6.467.390.261**
Pasivos Financieros	5.049.187.056
Disminución de Cuentas y Efectos a Pagar a Proveedores	66.149.512
Disminución de Cuentas a Pagar por Retenciones Laborales	189.999.996
Disminución de Otras Cuentas y Efectos a Pagar	85.461.228
Disminución de otros Pasivos no Circulantes	4.707.576.320
Déficit Financiero	1.418.203.205

A0103
Instituto Forestal Latinoamericano
(IFLA)

POLÍTICA PRESUPUESTARIA

El objetivo principal de la Institución es proporcionar un basamento técnico, que contribuya eficazmente a la conservación, desarrollo, aprovechamiento y comercialización de los recursos forestales de la América Latina. Desarrollar actividades de investigación, documentación, extensión y capacitación, en el campo del manejo integral de los recursos forestales, que tiendan a fortalecer la política pública del Ministerio del Ambiente y de los Recursos Naturales, y la disponibilidad de respuestas técnicas apropiadas y socialmente pertinentes, para la incorporación del sector forestal como un elemento dinámico de las economías rurales, bajo diferentes modalidades de explotación, tanto de los recursos forestales naturales, como la implantación de sistemas agroforestales y agrosilvopastoriles, de uso múltiple de la tierra y formas organizativas, empresariales y comunitarias.

Para ello, el IFLA desarrolla por iniciativa propia o suscripción de convenios y contratos con organismos e instituciones públicas y privadas, estudios e investigaciones científicas, básicas y aplicadas; promueve y divulga el conocimiento forestal, a través de publicaciones periódicas y de la participación en eventos científicos y técnicos, foros, seminarios y talleres. Igualmente, contribuye a la formación y capacitación de los recursos humanos en el campo de la actividad forestal, mediante la organización de cursos, talleres y charlas en su propia sede.

En este sentido, para el ejercicio fiscal 2003, el IFLA contará con un proyecto de presupuesto de Bs. 112,1 millones con el cual estima alcanzar las siguientes metas: Realizar 137 publicaciones, entre las que destacan: artículos divulgativos en diarios, revistas y publicaciones especiales; atender 10 consultas en materia forestal, realizar 9 eventos, entre conferencias y cursos, y formular 2 proyectos de investigación forestal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**111.795.721**
Ingresos Ordinarios	1.200.000
- Ingresos de la Propiedad	1.200.000
Ingresos de Operación	28.000.000
- Ingresos por Venta de Bienes y Servicios	28.000.000
Transferencias para Financiar Gastos Corrientes	80.000.000
Ministerio del Ambiente y de los Recursos Naturales (Financiamiento Ordinario)	75.000.000
Universidad de los Andes	5.000.000
Otros Ingresos	2.595.721
Recursos de Capital	**254.558**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	254.558
TOTAL	**112.050.279**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**101.470.279**
Gastos de Consumo	99.870.755
Gastos de Personal	87.738.267
Materiales y Suministros	3.953.690
Servicios no Personales	7.924.240
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	254.558
Otros Gastos Corrientes	1.599.524
Transferencias	1.599.524
Gastos de Capital	**1.580.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.580.000
Aplicaciones Financieras	**9.000.000**
Pasivos Financieros	9.000.000
Disminución de Cuentas y Efectos a Pagar	9.000.000
TOTAL	**112.050.279**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Publicaciones en Diarios y Revistas	Publicación	137
Asesoramiento	Consulta	10
Conferencias y Cursos	Evento	9
Investigaciones Forestales	Proyecto	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	13	56.553.500
- Directivo	1	8.356.220
- Profesional y Técnico	4	22.436.980
- Personal Administrativo	7	23.479.340
- Obrero	1	2.280.960
TOTAL	13	56.553.500

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	2	4.680.500
III	208.401 - 258.400	2	6.010.400
IV	258.401 - 308.400	1	3.674.000
V	308.401 - 358.400		
VI	358.401 - 408.400	3	14.249.130
VII	408.401 - 458.400		
VIII	458.401 - 508.400	3	17.302.290
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	1	8.356.220
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		12	54.272.540

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.280.960
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		1	2.280.960

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1	1.599.524
Pensionado	1	1.599.524
TOTAL	**1**	**1.599.524**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Generales	111.795.721
99	Partidas No Asignables a Programas	254.558
	TOTAL	**112.050.279**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	87.738.267
4.02	Materiales y Suministros	3.953.690
4.03	Servicios no Personales	7.924.240
4.04	Activos Reales	1.580.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	9.000.000
4.07	Transferencias	1.599.524
4.08	Otros Gastos de Instituciones Descentralizadas	254.558
	TOTAL	**112.050.279**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**111.795.721**
Ingresos Ordinarios	1.200.000
- Ingresos de la Propiedad	1.200.000
Intereses Bancarios	1.200.000
Ingresos de Operación	28.000.000
- Ingresos por Venta de Bienes y Servicios	28.000.000
Transferencias para Financiar Gastos Corrientes	80.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	75.000.000
Universidad de los Andes	5.000.000
Otros Ingresos	2.595.721
B. Gastos Corrientes	**101.470.279**
Gastos de Consumo	99.870.755
Gastos de Personal	87.738.267
Materiales y Suministros	3.953.690
Servicios no Personales	7.924.240
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	254.558
Otros Gastos Corrientes	1.599.524
Transferencias	1.599.524
Sector Privado	1.599.524
C. Resultado Económico: Ahorro	**10.325.442**
II. Cuenta de Capital	
A. Recursos de Capital	**10.580.000**
- Ahorro en la Cuenta Corriente	10.325.442
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras	
Reservas	254.558

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**1.580.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.580.000
C. Resultado Financiero: Superávit	**9.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**9.000.000**
Superávit Financiero	9.000.000
B. Aplicaciones Financieras	**9.000.000**
Pasivos Financieros	9.000.000
Disminución de Cuentas y Efectos a Pagar	9.000.000

A0324

Fundación de Educación Ambiental

POLÍTICA PRESUPUESTARIA

El objetivo principal de la Fundación consiste en prestar servicios ambientales a instituciones del Sector Público y Privado, así como desarrollar y coordinar programas de educación y divulgación ambiental.

En tal sentido, se continuará fortaleciendo la gestión gerencial con un enfoque de concertación, alianzas estratégicas y de acciones compartidas, y específicamente todo lo que implique apoyo técnico a las distintas estructuras organizativas del Ministerio del Ambiente y de los Recursos Naturales; así como también al Ministerio de Educación, Cultura y Deportes, Gobernaciones, Alcaldías y comunidades escolares y vecinales, empresas privadas y públicas, en materia de conservación y protección del ambiente.

El monto del proyecto de presupuesto, para el ejercicio fiscal 2003, se estima en Bs. 310,0 millones, programado en función de alcanzar las siguientes metas: Publicar 93.000 ejemplares de libros y revistas ambientales, coordinar con el Ministerio del Ambiente la realización de 20 cursos en materia ambiental y suscribir 25 convenios relacionados con la Educación Ambiental.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**262.027.000**
Ingresos Ordinarios	14.270.000
- Ingresos de la Propiedad	14.270.000
Intereses Bancarios	14.270.000
Ingresos de Operación	112.757.000
- Ingresos por Venta de Bienes y Servicios	112.757.000
Transferencias para Financiar Gastos Corrientes	90.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	90.000.000
Otros Ingresos	45.000.000
Recursos de Capital	**4.478.750**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.478.750
Recursos Financieros	**43.494.250**
Activos Financieros	43.494.250
Disminución de Caja y Bancos	43.494.250
TOTAL	**310.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**252.473.000**
Gastos de Consumo	252.473.000
Gastos de Personal	167.470.993
Materiales y Suministros	13.379.837
Servicios no Personales	67.143.420
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	4.478.750
Gastos de Capital	**13.190.000**
Adquisición de Maquinarias, Equipos e Inmuebles	9.840.000
Obras de Infraestructura	3.000.000
Activos Intangibles	350.000
Aplicaciones Financieras	**44.337.000**
Pasivos Financieros	44.337.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	200.000
Disminución de Cuentas a Pagar por Retenciones Laborales	8.840.000
Disminución de otros Pasivos no Circulantes	35.297.000
TOTAL	**310.000.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Capacitación y Adiestramiento	Curso	20
Divulgación Ambiental	Publicación	93.000
Suscripción de Convenios con el Sector Público y Privado, para divulgar la Educación Ambiental	Convenio	25

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	13	63.645.645
- Directivo	3	31.973.171
- Profesional y Técnico	3	13.094.400
- Personal Administrativo	7	18.578.074
Personal Contratado	7	34.200.000
- Empleado	7	34.200.000
TOTAL	**20**	**97.845.645**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	3	7.299.072
III	208.401 - 258.400	6	17.279.002
IV	258.401 - 308.400	4	14.320.000
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.505.600
VII	408.401 - 458.400	2	10.468.800
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	2	19.699.917
XVI	858.401 - 908.400		
XVII	908.401 - MAS	2	24.273.254
TOTAL		20	97.845.645

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	261.184.250
99	Partidas no Asignables a Programas	48.815.750
TOTAL		310.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	167.470.993
4.02	Materiales y Suministros	13.379.837
4.03	Servicios no Personales	67.143.420
4.04	Activos Reales	13.190.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	44.337.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.478.750
	TOTAL	**310.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**262.027.000**
Ingresos Ordinarios	14.270.000
- Ingresos de la Propiedad	14.270.000
-Intereses sobre colocaciones	14.270.000
Ingresos de Operación	112.757.000
- Ingresos por Venta de Bienes y Servicios	112.757.000
Transferencias para Financiar Gastos Corrientes	90.000.000
-Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	90.000.000
Otros Ingresos	45.000.000
B. Gastos Corrientes	**252.473.000**
Gastos de Consumo	252.473.000
Gastos de Personal	167.470.993
Materiales y Suministros	13.379.837
Servicios no Personales	67.143.420
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	4.478.750
C. Resultado Económico: Ahorro	**9.554.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**14.032.750**
- Ahorro en la Cuenta Corriente	9.554.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.478.750
B. Gastos de Capital	**13.190.000**
Adquisición de Maquinarias, Equipos e Inmuebles	9.840.000
Obras de Infraestructura - Estudios y Proyectos	3.000.000
Activos Intangibles	350.000
C. Resultado Financiero: Superavit	**842.750**
Disminución de Cuentas y Efectos a Pagar a Proveedores	200.000
Disminución de Cuentas a Pagar por Retenciones Laborales	8.840.000
Disminución de otros Pasivos no Circulantes	35.297.000

A0354
Fundación Nacional de Parques
Zoológicos y Acuarios

POLÍTICA PRESUPUESTARIA

Los objetivos de la Fundación consisten en prestar asesoría técnica para el manejo de los parques zoológicos y acuarios, existentes o por crearse, realizar estudios sobre los distintos parques zoológicos, establecer los procedimientos de naturaleza técnica que se requieran para la creación, manejo y cualquier otro aspecto, relacionado con la administración de los parques, con finalidad de garantizar el cumplimiento de los patrones adoptados mundialmente, por instituciones con fines similares.

Para el año 2003, contará con un Proyecto de Presupuesto de Bs. 68,2 millones, con lo que espera lograr las siguientes metas:

- Dictar un taller sobre capacitación y entrenamiento, relacionado con la administración y manejo de parques zoológicos.
- Realizar 3 asesorías técnicas en la materia de su competencia.
- Editar 2 boletines de educación, información y divulgación del manejo adecuado y conservación del medio ambiente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**67.500.000**
Ingresos de Operación	27.500.000
- Ingresos por Venta de Bienes y Servicios	27.500.000
Transferencias para Financiar Gastos Corrientes	40.000.000
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	40.000.000
Recursos de Capital	**723.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	723.000
TOTAL	**68.223.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**66.305.286**
Gastos de Consumo	66.305.286
Gastos de Personal	39.907.286
Materiales y Suministros	3.507.000
Servicios no Personales	22.168.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	723.000
Aplicaciones Financieras	**1.917.714**
Activos Financieros	996.243
Incremento de Caja y Bancos	996.243
Pasivos Financieros	921.471
Disminución de Cuentas a Pagar por Retenciones Laborales	921.471
TOTAL	**68.223.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Asistencia Técnica	Asesoría	3
Capacitación y Entrenamiento	Taller	1
Divulgación e Información	Boletín	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	3	21.331.000
- Directivo	1	7.200.000
- Profesional y Técnico	1	9.331.000
- Personal Administrativo	1	4.800.000
TOTAL	**3**	**21.331.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.800.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	1	7.200.000
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.331.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**3**	**21.331.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Manejo de Parques Zoológicos y Acuarios	65.582.286
99	Partidas no Asignables a Programas	2.640.714
	TOTAL	**68.223.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	39.907.286
4.02	Materiales y Suministros	3.507.000
4.03	Servicios no Personales	22.168.000
4.05	Activos Financieros	996.243
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	921.471
4.08	Otros Gastos de Instituciones Descentralizadas	723.000
	TOTAL	**68.223.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**67.500.000**
Ingresos de Operación	27.500.000
- Ingresos por Venta de Bienes y Servicios	27.500.000
Transferencias para Financiar Gastos Corrientes	40.000.000
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	40.000.000
B. Gastos Corrientes	**66.305.286**
Gastos de Consumo	66.305.286
Gastos de Personal	39.907.286
Materiales y Suministros	3.507.000
Servicios no Personales	22.168.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	723.000
C. Resultado Económico: Ahorro	**1.194.714**
II. Cuenta de Capital	
A. Recursos de Capital	**1.917.714**
- Ahorro en la Cuenta Corriente	1.194.714
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	723.000
B. Gastos de Capital	
C. Resultado Financiero: Superávit	**1.917.714**
III. Cuenta Financiera	
A. Recursos Financieros	**1.917.714**
Superávit Financiero	1.917.714
B. Aplicaciones Financieras	**1.917.714**
Activos Financieros	996.243
Incremento de Caja y Bancos	996.243
Pasivos Financieros	921.471
Disminución de Cuentas a Pagar por Retenciones Laborales	921.471

A0406
Fundación Laboratorios Nacionales
de Productos Forestales

POLÍTICA PRESUPUESTARIA

La misión del Organismo consiste en contribuir al desarrollo y diversificación de las industrias y empresas forestales nacionales, enmarcados dentro del concepto de globalización económica mundial.

Constituye uno de los centros de investigación y entrenamiento por excelencia, para los sectores industrial y forestal venezolanos, y centro académico de la Facultad de Ciencias Forestales y Ambientales, de la Universidad de los Andes, para los estudios de pre y post grado, en el área de Ciencia y Tecnología de la Madera.

El Presupuesto de Gastos 2003, del Laboratorio Nacional de Productos Forestales, alcanza la cantidad de Bs. 55,5 millones, que serán invertidos en la ejecución de las metas programadas, destacando las que se señalan a continuación: formular 29 proyectos de investigación, otorgar 35 asesorías a empresas públicas y privadas, comercializar 300 M3 de productos maderables y suministrar servicios de secado a 70 M3 de madera.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	48.000.000
Ingresos de Operación	23.000.000
- Ingresos por Venta de Bienes y Servicios	23.000.000
Transferencias para Financiar Gastos Corrientes	25.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	25.000.000
Recursos de Capital	**7.541.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.541.000
TOTAL	**55.541.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**47.041.000**
Gastos de Consumo	47.041.000
Gastos de Personal	8.682.000
Materiales y Suministros	19.149.000
Servicios no Personales	11.669.000
Otros Gastos Corrientes de Instituciones Descentralizadas Depreciación y Amortización	7.541.000
Gastos de Capital	**7.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	7.500.000
Aplicaciones Financieras	**1.000.000**
Activos Financieros	1.000.000
Incremento de Caja y Bancos	1.000.000
TOTAL	**55.541.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Servicios de Secado	M3	70
Proyectos de investigación	Proyecto	29
Asesorias a Empresas Publicas y Privadas	Asesoría	35
Comercialización de Productos Maderables	M3	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2003	Presupuesto 2003
Personal Contratado	2	5.651.000
- Empleado	1	2.017.000
- Obrero	1	3.634.000
TOTAL	**2**	**5.651.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.017.000
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		1	**2.017.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.634.000
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		1	**3.634.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	INVESTIGACION FORESTAL	47.000.000
99	PARTIDAS NO ASIGNABLES A PROGRAMAS	8.541.000
	TOTAL	55.541.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.682.000
4.02	Materiales y Suministros	19.149.000
4.03	Servicios no Personales	11.669.000
4.04	Activos Reales	7.500.000
4.05	Activos Financieros	1.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	7.541.000
	TOTAL	55.541.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**48.000.000**
Ingresos de Operación	23.000.000
- Ingresos por Venta de Bienes y Servicios	23.000.000
Transferencias para Financiar Gastos Corrientes	25.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	25.000.000
B. Gastos Corrientes	**47.041.000**
Gastos de Consumo	47.041.000
Gastos de Personal	8.682.000
Materiales y Suministros	19.149.000
Servicios no Personales	11.669.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	7.541.000
C. Resultado Económico: Ahorro	**959.000**
II. Cuenta de Capital	
A. Recursos de Capital	**8.500.000**
- Ahorro en la Cuenta Corriente	959.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.541.000
B. Gastos de Capital	**7.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	7.500.000
C. Resultado Financiero: Superávit	**1.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.000.000**
Superávit Financiero	1.000.000
B. Aplicaciones Financieras	**1.000.000**
Activos Financieros	1.000.000
Incremento de Caja y Bancos	1.000.000

A0909
Instituto Geográfico de Venezuela
Simón Bolívar

POLÍTICA PRESUPUESTARIA

El Instituto tiene como objetivo principal dirigir, coordinar y ejecutar las políticas y los planes nacionales en materia de geografía, geodesia, geofísica, cartografía, percepción remota, catastro y suelos, por medio de la generación de información oficial, con la finalidad de apoyar el desarrollo integral del país.

Para el año 2003, se ha programado un Presupuesto por Bs. 19.535,4 millones, con el propósito de alcanzar las siguientes metas: la actualización de la red geodésica vertical, en una extensión de 5.000 Kms, elaboración de 353 mapas topográficos a diferentes escalas con cobertura nacional, levantamiento aerofotográfico, con una cobertura de 45.980 Kms^2, operación y mantenimiento de 7 estaciones de la Red Mareográfica Nacional y revisión de 25 mapas cartográficos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**4.500.000.000**
Ingresos Ordinarios	600.000.000
- Ingresos de la Propiedad (Intereses)	600.000.000
Ingresos de Operación	1.900.000.000
- Ingresos por Venta de Bienes y Servicios	1.900.000.000
Transferencias para Financiar Gastos Corrientes	2.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	1.000.000.000
Otras Fuentes de Financiamiento	1.000.000.000
Recursos de Capital	**7.508.519.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.519.000
- Transferencias para Financiar Gastos de Capital	7.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar- (Programas y Proyectos)	1.000.000.000
Seguridad Alimentaria y Desarrollo Rural (FAO)- (Programas y Proyectos)	1.000.000.000
Plan Nacional de Mapas de Riesgos - (Programas y Proyectos)	1.000.000.000
Adquisición de Sede – (Programas y Proyectos)	1.500.000.000
Plan Nacional de Catastro – (Programas y Proyectos)	2.000.000.000
Plan de Densificación Toponímica - (Programas y Proyectos)	1.000.000.000
Recursos Financieros	**7.526.939.000**
Activos Financieros	7.526.939.000
Disminución de Caja y Bancos	1.615.680.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	5.911.259.000
TOTAL	**19.535.458.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**8.024.199.000**
Gastos de Consumo	7.974.199.000
Gastos de Personal	4.956.200.000
Materiales y Suministros	986.219.000
Servicios no Personales	2.023.261.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	8.519.000
Otros Gastos Corrientes	50.000.000
Transferencias	50.000.000
Gastos de Capital	**10.861.259.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.064.300.000
Obras de Infraestructura	9.347.459.000
Activos Intangibles	159.800.000
Otros Activos Reales	289.700.000
Aplicaciones Financieras	**650.000.000**
Pasivos Financieros	650.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	190.350.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	200.350.370
Disminución de Otras Cuentas y Efectos a Pagar	259.299.630
TOTAL	**19.535.458.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Actualización de Red Geodésica Vertical	Km	5.000
Revisión Cartográfica de Mapas	Mapa	25
Elaboración de Mapas Topográficos a Diferentes Escalas con Cobertura Nacional	Mapa	353
Levantamiento Aerofotográfico	Km^2	45.980
Operación y Mantenimiento de la Red Mareográfica Nacional	Estación	7

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	242	2.239.900.000
- Directivo	12	333.100.000
- Profesional y Técnico	160	1.611.600.000
- Personal Administrativo	26	160.900.000
- Obrero	44	134.300.000
Personal Contratado	5	11.400.000
- Obrero	5	11.400.000
TOTAL	**247**	**2.251.300.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	11	32.442.000
IV	258.401 - 308.400		
V	308.401 - 358.400	17	63.192.000
VI	358.401 - 408.400		
VII	408.401 - 458.400	13	69.325.000
VIII	458.401 - 508.400	14	83.576.000
IX	508.401 - 558.400		
X	558.401 - 608.400	10	67.851.000
XI	608.401 - 658.400	8	59.477.000
XII	658.401 - 708.400	18	152.528.000
XIII	708.401 - 758.400	20	179.520.000
XIV	758.401 - 808.400	40	369.600.000
XV	808.401 - 858.400	5	48.840.000
XVI	858.401 - 908.400	5	52.800.000
XVII	908.401 - MAS	37	926.449.000
	TOTAL	198	2.105.600.000

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	5	11.400.000
II	190.081 - 208.400		
III	208.401 - 258.400	44	134.300.000
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	49	145.700.000

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	4	35.413.292
Jubilado	4	35.413.292
Obrero	2	14.586.708
Jubilado	2	14.586.708
TOTAL	**6**	**50.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Sistematización Geográfica	6.256.569.000
02	Producción Cartográfica	3.145.900.000
03	Proceso de Formación y Conservación del Catastro Nacional	7.325.930.000
04	Comercialización	2.098.540.000
99	Partidas no Asignables a Programas	708.519.000
	TOTAL	**19.535.458.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.956.200.000
4.02	Materiales y Suministros	986.219.000
4.03	Servicios no Personales	2.023.261.000
4.04	Activos Reales	10.861.259.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	650.000.000
4.07	Transferencias	50.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	8.519.000
	TOTAL	**19.535.458.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.500.000.000**
Ingresos Ordinarios	600.000.000
- Ingresos de la Propiedad	600.000.000
Intereses Bancarios	600.000.000
Ingresos de Operación	1.900.000.000
- Ingresos por Venta de Bienes y Servicios	1.900.000.000
Transferencias para Financiar Gastos Corrientes	2.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	1.000.000.000
Otras Fuentes de Financiamiento	1.000.000.000
B. Gastos Corrientes	**8.024.199.000**
Gastos de Consumo	7.974.199.000
Gastos de Personal	4.956.200.000
Materiales y Suministros	986.219.000
Servicios no Personales	2.023.261.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	8.519.000
Otros Gastos Corrientes	50.000.000
Transferencias	
Pensiones y jubilaciones	50.000.000
C. Resultado Económico: Desahorro	**3.524.199.000**
II. Cuenta de Capital	
A. Recursos de Capital	**3.984.320.000**
- Desahorro en la Cuenta Corriente	(3.524.199.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.519.000
- Transferencias para Financiar Gastos de Capital	7.500.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Fortalecimiento Tecnológico Instituto Geográfico de Venezuela Simón Bolívar (Programas y Proyectos)	1.000.000.000
Seguridad Alimentaria y Desarrollo Rural (FAO) – (Programas y Proyectos)	1.000.000.000
Plan Nacional de Mapas de Riesgos – (Programas y Proyectos)	1.000.000.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
Adquisición de Sede – (Programas y Proyectos)	1.500.000.000
Plan Nacional de Catastro – (Programas y Proyectos)	2.000.000.000
Plan de Densificación Toponímica – (Programas y Proyectos)	1.000.000.000
B. Gastos de Capital	**10.861.259.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.064.300.000
Obras de Infraestructura - Estudios y Proyectos	9.347.459.000
Activos Intangibles	159.800.000
Otros Activos Reales	289.700.000
C. Resultado Financiero: Déficit	**6.876.939.000**
III. Cuenta Financiera	
A. Recursos Financieros	**7.526.939.000**
Activos Financieros	7.526.939.000
Disminución de Caja y Bancos	1.615.680.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	5.911.259.000
B. Aplicaciones Financieras	**7.526.939.000**
Pasivos Financieros	650.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	190.350.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	200.350.370
Disminución de Otras Cuentas y Efectos a Pagar	259.299.630
Déficit Financiero	6.876.939.000

Ministerio
Público

A0144
Fondo para el Pago de las
Prestaciones Sociales de los
Funcionarios, Empleados y Obreros
del Ministerio Público

POLÍTICA PRESUPUESTARIA

Para el cumplimiento de su misión el Fondo de Prestaciones Sociales del Ministerio Público en concordancia a lo establecido en el artículo 668 del régimen de la Ley Orgánica del Trabajo y estipulada en la Gaceta Oficial extraordinaria N° 5152 de fecha 19/06/97, continuará cancelando los Pasivos Laborales a 4.959 trabajadores activos, además de cancelar 250 liquidaciones de prestaciones sociales perteneciente al personal egresado.

Estos compromisos de pagos son calculados y autorizados por la Dirección de Recursos Humanos y aprobados por la Contraloría Interna del Ministerio Público.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**255.256.011**
Ingresos Ordinarios	255.256.011
- Ingresos de la Propiedad	255.256.011
Recursos Financieros	**37.846.393.210**
Activos Financieros	37.846.393.210
Disminución de Caja y Banco	244.238.813
Disminución de Inversiones Temporales	977.094.826
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	36.612.845.886
Disminución de Otros Activos Circulantes	12.213.685
TOTAL	**38.101.649.221**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.360.000**
Gastos de Consumo	2.360.000
Servicios no Personales	2.360.000
Gastos de Capital	**0**
Aplicaciones Financieras	**38.099.289.221**
Pasivos Financieros	38.099.289.221
Disminución de otros Pasivos no Circulantes	38.099.289.221
TOTAL	**38.101.649.221**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Liquidación de Prestaciones Sociales	Número de liquidación	250
Indemnizaciones por Antigüedad (Artículo 108 L.O.T)	Personal Activo	4.959
Intereses sobre Prestaciones Sociales (Artículo 108 L.O.T)	Personal Activo	4.083
Días Adicionales (Sobre Prestación de Antigüedad) L.O.T.	Personal Activo	4.083

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración del Fondo de Prestaciones Sociales	38.101.649.221
	TOTAL	38.101.649.221

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.03	Servicios no Personales	2.360.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	38.099.289.221
	TOTAL	38.101.649.221

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	255.256.011
Ingresos Ordinarios	255.256.011
- Ingresos de la Propiedad	255.256.011
.Intereses	255.256.011
B. Gastos Corrientes	2.360.000
Gastos de Consumo	2.360.000
-Servicios no Personales	2.360.000
C. Resultado Económico: Ahorro	252.896.011
II. Cuenta de Capital	
A. Recursos de Capital	252.896.011
- Ahorro en la Cuenta Corriente	252.896.011
B. Gastos de Capital	0
C. Resultado Financiero: Superávit	252.896.011
III. Cuenta Financiera	
A. Recursos Financieros	38.099.289.221
Activos Financieros	37.846.393.210
Disminución de Caja y Bancos	244.238.813
Disminución de Inversiones Temporales	977.094.826
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	36.612.845.886
Disminución de Otros Activos Circulantes	12.213.685
Superávit Financiero	252.896.011
B. Aplicaciones Financieras	38.099.289.221
Pasivos Financieros	38.099.289.221
Disminución de otros Pasivos no Circulantes	38.099.289.221
.Pasivo Laboral Régimen Anterior (L.O.T.)	16.746.466.773
.Pasivo Laboral Régimen Actual (L.O.T.)	21.352.822.448

Procuraduría General de la República

A0403
Fundación Procuraduría General de
la República

POLÍTICA PRESUPUESTARIA

Fundaprocuraduría es una Fundación adscrita a la Procuraduría General de la Republica, cuyo objetivo consiste en la elaboración de estudios jurídicos especiales que le sean encomendados por entes públicos o privados; realizar trabajos de investigación en el área jurídica en coordinación con otros entes públicos o privados; capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten servicio en la Administración Pública Nacional y a aquellos que deseen ampliar su formación mediante la organización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan a su perfil integral y cualquier otra actividad relacionada con el desarrollo de las ciencias jurídicas.

Entre los aspectos mas relevantes de la Política Presupuestaria de FUNDA-PROCURADURIA, destaca que las remuneraciones y las incidencias presupuestarias generadas por el personal que labora en la Fundación son cubiertas con recursos de la Procuraduría General de la República, ya que desde el año 1997 dicho personal se encuentra en comisión de servicios y pertenecen a la nómina de la Procuraduría General de la República.

Siguiendo la Política Financiera del Organismo de Adscripción, se estima que FUNDA-PROCURADURIA no contraerá deudas al final del Ejercicio Presupuestario.

POLITICA DE FINANCIAMIENTO:

La autonomía de gestión financiera y presupuestaria de FUNDA-PROCURADURIA, estará bajo el control jerárquico de la Procuraduría General de la República, la cual comprende la realización de eventos docentes y ventas de publicaciones propias y su presupuesto de ingresos estará constituido por un aporte de DOSCIENTOS CINCUENTA MILLONES DE BOLIVARES (Bs. 250.000.000,00), mas OCHENTA Y CUATRO MILLONES DE BOLIVARES (Bs. 84.000.000,00) de ingresos por actividades propias, para un total de TRESCIENTOS TREINTA Y CUATRO MILLONES DE BOLIVARES (Bs. 334.000.000,00).

POLITICA DE GASTOS:

Para el logro de los objetivos propuestos se ha determinado un gasto de Bs. 334,0 millones donde los corrientes totalizan Bs. 255,0 millones, siendo el concepto más significativo el correspondiente a los servicios no personales por Bs. 172,0 millones (67,5%) ya que aquí se imputan los servicios de imprenta y reproducción, a través de los cuales se obtienen las publicaciones y el material didáctico que se reproduce para las jornadas de actualización jurídica:

POLÍTICA DE COBERTURA DE LOS SERVICIOS:

Los objetivos que persigue la Fundación para este ejercicio presupuestario, se plasman en la consecución de las siguientes metas: editar 3 revistas "Procuraduría General de la República"; realizar 13 jornadas de actualización jurídica, realizar 8 conferencias en materia legal, 1 simposio jurídico y vender 150 publicaciones en el área jurídica, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**334.000.000**
Ingresos Ordinarios	334.000.000
Ingresos de Operación	84.000.000
- Ingresos por Venta de Bienes y Servicios	84.000.000
Transferencias para Financiar Gastos Corrientes	250.000.000
- Recursos ordinarios	50.000.000
- Gestión Fiscal	200.000.000
TOTAL	

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**255.000.000**
Gastos de Consumo	255.000.000
Materiales y Suministros	83.000.000
Servicios no Personales	172.000.000
Aplicaciones Financieras	**79.000.000**
Activos Financieros	79.000.000
Incremento de Caja y Bancos	79.000.000
TOTAL	**334.000.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Jornadas de Actualizacion Jurídica	Jornada	13
Conferencia en Materia Legal	Conferencia	8
Simposio Jurídico	Simposio	1
Venta de Publicaciones	Libro	150
Edición de la Revista Procuraduría General de la República, Doctrina de la Procuraduría y Edición Especial de un Tema de Interes Nacional	Publicación	3
Instauración de Postgrado en el Área Jurídica	Postgrado	2

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Fundación Procuraduria General de la República (FUNDA-PROCURADURIA)	255.000.000
02	Partidas no Asignables a Programas	79.000.000
	TOTAL	**334.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.02	Materiales y Suministros	83.000.000
4.03	Servicios no Personales	172.000.000
4.05	Activos Financieros	79.000.000
	TOTAL	**334.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**334.000.000**
Ingresos Ordinarios	334.000.000
Ingresos de Operación	84.000.000
- Ingresos por Venta de Bienes y Servicios	84.000.000
Transferencias para Financiar Gastos Corrientes	250.000.000
Aporte del Ejecutivo	250.000.000
- Recursos ordinarios	50.000.000
- Gestión Fiscal	200.000.000
B. Gastos Corrientes	**255.000.000**
Gastos de Consumo	255.000.000
Materiales y Suministros	83.000.000
Servicios no Personales	172.000.000
C. Resultado Económico: Ahorro	**79.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**79.000.000**
- Ahorro en la Cuenta Corriente	79.000.000
C. Resultado Financiero: Superavit	**79.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**79.000.000**
Superávit Financiero	79.000.000
B. Aplicaciones Financieras	**79.000.000**
Activos Financieros	79.000.000
Incremento de Caja y Bancos	79.000.000

Ministerio del Interior y Justicia

A0003

Instituto Autónomo Caja de Trabajo
Penitenciario

POLÍTICA PRESUPUESTARIA

El Instituto Caja de Trabajo Penitenciario tiene como objetivo fundamental la rehabilitación del recluso mediante el programa de labor-terapia, ejecutado en la mayoría de los establecimientos penitenciarios del país. Este objetivo se lleva a cabo mediante la ocupación laboral de los reclusos en los diversos programas, como organización y proyectos del trabajo agropecuario, industrial, artesanal y comercial.

POLÍTICA DE FINANCIAMIENTO:

El financiamiento del Instituto Caja de Trabajo Penitenciario provendrá de recursos del Ejecutivo Nacional por Bs. 1.180,0 millones, representando el 46,46% del total del Presupuesto, Ingresos por Actividades Propias Bs. 1.063,6 millones (44,58%), Otros Ingresos (arrendamientos) Bs. 44,0 millones (1,85%), recursos de depreciación Bs. 3,2 millones y Bs. 95,0 millones por fuentes financieras.

POLÍTICA DE GASTOS:

El Presupuesto de Gastos alcanza a DOS MIL TRESCIENTOS OCHENTA Y CINCO MILLONES OCHOCIENTOS VEINTISIETE MIL TRESCIENTOS SESENTA Y SIETE BOLÍVARES (Bs. 2.385.827.367), distribuidos así: para Gastos Corrientes Bs. 2.173,5 millones, para Gastos de Capital Bs. 188,2 millones y Aplicaciones Financieras por Bs. 24,2 millones.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

Para el ejercicio fiscal 2003, el Instituto Autónomo Caja de Trabajo Penitenciario estima realizar las siguientes metas: integrar a 1.200 reclusos en puestos de trabajos a través de proyectos de autogestión y convenios en las áreas agropecuaria, industrial y de expendedurías, fabricar 18.370 muebles de diversos tipos, producir 63.000 kilogramos de pan, confeccionar 1.900 uniformes, obtener: 28.000 kilogramos de ganado porcino, 28.000 kilogramos de ganado bovino y 300.000 kilogramos de pollos de engorde y sembrar 238 hectáreas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.287.622.650**
Ingresos Ordinarios	44.040.000
- Ingresos de la Propiedad	44.040.000
Ingresos de Operación	1.063.582.650
- Ingresos por Venta de Bienes y Servicios	1.063.582.650
Transferencias para Financiar Gastos Corrientes	1.180.000.000
- Ministerio del Interior y Justicia	
- Recursos Ordinarios	1.180.000.000
Recursos de Capital	**3.239.040**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.239.040
Recursos Financieros	**94.965.677**
Activos Financieros	38.236.908
Disminución de Caja y Bancos	38.236.908
Pasivos Financieros	56.728.769
Incrementos de Cuentas a Pagar	19.518.757
Incremento de Otros Pasivos no Circulantes	37.210.012
TOTAL	**2.385.827.367**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.173.468.849**
Gastos de Consumo	2.041.379.950
Gastos de Personal	1.203.513.363
Materiales y Suministros	536.797.364
Servicios no Personales	297.830.183
Otros Gastos Corrientes de Instituciones Descentralizadas	3.239.040
Depreciación y Amortización	3.239.040
Ajuste por Variación de Inventario	-16.191.744
Otros Gastos Corrientes	148.280.643
Transferencias	148.280.643
Gastos de Capital	**188.187.344**
Adquisición de Maquinarias, Equipos e Inmuebles	141.495.600
Activos Intangibles	3.000.000
Otros Activos Reales	27.500.000
Incremento de Inventarios	16.191.744
Aplicaciones Financieras	**24.171.174**
Activos Financieros	24.171.174
Incremento de Cuentas a Cobrar a Corto Plazo	9.564.177
Incremento de Otros Activos Circulantes	14.606.997
TOTAL	**2.385.827.367**

METAS
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2003
Proyectos de autogestión y convenios en las áreas agropecuaria, industrial, y expendedurías	Recluso Rehabilitado	384
Actividades de expendedurías y alianzas con empresarios	Recluso Rehabilitado	316
Talleres de reingeniería y crecimiento personal a reclusos	Recluso Rehabilitado	500
Metas de Producción:		
Carpintería y Tapicería	Mueble	18.370
Cría y Venta de Ganado Porcino	Kg.	28.800
Cría y Venta de Ganado Bovino	Kg.	28.000
Cría y Venta de Pollos de Engorde	Kg.	300.000
Área Sembrada	Ha.	238

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	97	510.322.367
- Directivo	10	115.593.542
- Profesional y Técnico	39	226.128.602
- Personal Administrativo	29	108.596.613
- Obrero	19	60.003.610
TOTAL	**97**	**510.322.367**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	15	54.927.657
V	308.401 - 358.400	14	53.668.956
VI	358.401 - 408.400	19	85.693.513
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	20	140.435.089
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	10	115.593.542
TOTAL		**78**	**450.318.757**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	11	31.101.869
IV	258.401 - 308.400	8	28.901.741
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**19**	**60.003.610**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	19	92.870.643
Jubilado	15	81.465.843
Pensionado	4	11.404.800
Obrero	12	5.050.000
Jubilado	12	5.050.000
Pensionado		
TOTAL	**31**	**97.920.643**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación Superior	895.080.693
02	Producción y Ventas	1.360.055.817
99	Partidas No Asignables a Programas	130.690.857
	TOTAL	**2.385.827.367**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.203.513.363
4.02	Materiales y Suministros	536.797.364
4.03	Servicios no Personales	297.830.183
4.04	Activos Reales	171.995.600
4.05	Activos Financieros	24.171.174
4.07	Transferencias	148.280.643
4.08	Otros Gastos de Instituciones Descentralizadas	3.239.040
	TOTAL	**2.385.827.367**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.287.622.650**
Ingresos Ordinarios	44.040.000
- Ingresos de la Propiedad	44.040.000
Arrendamientos	44.040.000
Ingresos de Operación	1.063.582.650
- Ingresos por Venta de Bienes y Servicios	1.063.582.650
Transferencias para Financiar Gastos Corrientes	1.180.000.000
Ministerio del Interior y Justicia	
Recursos Ordinarios	1.180.000.000
B. Gastos Corrientes	**2.173.468.849**
Gastos de Consumo	2.041.379.950
Gastos de Personal	1.203.513.363
Materiales y Suministros	536.797.364
Servicios no Personales	297.830.183
Otros Gastos Corrientes de Instituciones Descentralizadas	3.239.040
Depreciación y Amortización	3.239.040
Ajuste por Variación de Inventario	(16.191.744)
Otros Gastos Corrientes	148.280.643
Transferencias	148.280.643
C. Resultado Económico: Ahorro	**114.153.801**
II. Cuenta de Capital	
A. Recursos de Capital	**117.392.841**
- Ahorro en la Cuenta Corriente	114.153.801
- Incremento de la Deprec. y Amortiz. Acumulada, Previsiones y Otras Reservas	3.239.040
B. Gastos de Capital	**188.187.344**
Adquisición de Maquinarias, Equipos e Inmuebles	141.495.600
Activos Intangibles	3.000.000
Otros Activos Reales	27.500.000
Incremento de Inventarios	16.191.744
C. Resultado Financiero: Déficit	**70.794.503**
III. Cuenta Financiera	
A. Recursos Financieros	**94.965.677**
Activos Financieros	38.236.908
Disminución de Caja y Bancos	38.236.908
Pasivos Financieros	56.728.769
Incrementos de Cuentas a Pagar	19.518.757
Incremento de Otros Pasivos no Circulantes	37.210.012
B. Aplicaciones Financieras	**94.965.677**
Activos Financieros	24.171.174
Incremento de Cuentas a Cobrar a Corto Plazo	9.564.177
Incremento de Otros Activos Circulantes	14.606.997
Déficit Financiero	70.794.503

A0054

Instituto Autónomo de Previsión Social del
Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

POLÍTICA PRESUPUESTARIA

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas siguiendo su objetivo de creación, dará continuidad a la administración del Fondo de Pensiones y Jubilaciones, además de promover todos los servicios y sistemas que permitan el beneficio económico y social de sus afiliados y de los familiares inmediatos.

POLÍTICA DE FINANCIAMIENTO

El proyecto de presupuesto 2003 tendrá como fuente de financiamiento un aporte del Ejecutivo Nacional por Bs. 11.477,2 millones, Bs. 4.518,2 millones de ingresos por cotizaciones y Bs. 2.343,2 millones provenientes de ingresos de la propiedad. Asimismo, prevén recursos propios de capital por Bs. 80,5 millones y financieros por Bs. 498,6 millones.

POLÍTICA DE GASTOS

Los gastos proyectados del Instituto se componen de gastos corrientes por Bs. 14.172,8 millones, dentro de los cuales se destacan los gastos de personal por Bs. 519,4 millones y transferencias al sector privado de Bs. 13.172,1 millones, además de aplicaciones financieras por Bs. 4.744,9 millones.

POLÍTICA DE COBERTURA

Instituto prevé cancelar pensiones a un total de 2.296 jubilados y pensionados, además de prestar servicios médicos y odontológicos al personal activo del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas, jubilados, pensionados y familiares inmediatos.

Asimismo, el Instituto otorgará bonificaciones por lentes y botas ortopédicas a los afiliados que lo necesiten, gestionará todo lo relacionado con la contratación del seguro de hospitalización, cirugía y maternidad, expedición de carta aval, presupuesto para intervenciones quirúrgicas, reclamaciones al seguro y pago de las indemnizaciones.

Por otra parte, estima conceder préstamos a mediano y largo plazo a los funcionarios, para cubrir parte de los gastos de hospitalización, cirugía y maternidad no cubiertas por el seguro.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**18.338.576.557**
Ingresos Ordinarios	6.861.376.557
- Ingresos por Aportes y Contribuciones	4.518.193.557
- Ingresos de la Propiedad	2.343.183.000
Transferencias para Financiar Gastos Corrientes	11.477.200.000
Recursos de Capital	**80.450.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	80.450.000
Recursos Financieros	**498.622.000**
Activos Financieros	26.372.000
Disminución de Otras Cuentas a Cobrar	26.372.000
Pasivos Financieros	472.250.000
Incrementos de Cuentas a Pagar	472.250.000
TOTAL	**18.917.648.557**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**14.172.779.000**
Gastos de Consumo	1.000.688.000
Gastos de Personal	519.430.000
Materiales y Suministros	137.301.000
Servicios no Personales	263.507.000
Otros Gastos Corrientes de Instituciones Descentralizadas	80.450.000
Depreciación y Amortización	80.450.000
Otros Gastos Corrientes	13.172.091.000
Transferencias	13.172.091.000
Aplicaciones Financieras	**4.744.869.557**
Activos Financieros	4.744.869.557
Incremento de Caja y Bancos	626.557
Incremento de Cuentas a Cobrar a Corto Plazo	50.894.000
Incremento de Otros Activos Circulantes	2.472.558.400
Incremento de Otros Activos no Circulantes	2.220.790.600
TOTAL	**18.917.648.557**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Consultas medicina general	Consulta	15.600
Consultas de pediatría	Consulta	3.600
Consulta de odontología	Consulta	8.400
Exámenes de laboratorio	Examen	126.000
Exámenes radiológicos	Examen	20.400
Especialidades	Consulta	19.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	39	299.709.000
- Directivo	6	97.140.000
- Profesional y Técnico	25	158.560.000
- Personal Administrativo	8	44.009.000
Personal Contratado	2	53.083.000
- Empleado	2	53.083.000
TOTAL	**41**	**352.792.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	3	9.960.000
V	308.401 - 358.400	3	12.840.000
VI	358.401 - 408.400	3	13.680.000
VII	408.401 - 458.400	4	20.760.000
VIII	458.401 - 508.400	8	47.300.000
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	20	248.252.000
TOTAL		**41**	**352.792.000**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	2.296	15.342.332.330
Jubilado	1.616	12.775.079.300
Pensionado	680	2.567.253.030
TOTAL	**2.296**	**15.342.332.330**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Atención integral a los funcionarios activos y jubilados del Cuerpo de Investigaciones Científicas Penales y Criminalísticas	14.172.779.000
99	Partida no Asignables a Programas	4.744.869.557
TOTAL		**18.917.648.557**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	519.430.000
4.02	Materiales y Suministros	137.301.000
4.03	Servicios no Personales	263.507.000
4.05	Activos Financieros	4.744.869.557
4.07	Transferencias	13.172.091.000
4.08	Otros Gastos de Instituciones Descentralizadas	80.450.000
	TOTAL	**18.917.648.557**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.338.576.557**
Ingresos Ordinarios	6.861.376.557
- Ingresos por Aportes y Contribuciones	4.518.193.557
.Cotizaciones para el Fondo de Pensiones y Jubilaciones	4.518.193.557
- Ingresos de la Propiedad	2.343.183.000
.Intereses	2.343.183.000
Transferencias para Financiar Gastos Corrientes	**11.477.200.000**
Transferencias Corrientes	11.477.200.000
Ministerio del Interior y Justicia	11.477.200.000
- Otras Fuentes de Financiamiento	11.477.200.000
B. Gastos Corrientes	**14.172.779.000**
Gastos de Consumo	1.000.688.000
Gastos de Personal	519.430.000
Materiales y Suministros	137.301.000
Servicios no Personales	263.507.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	
Otros Gastos Corrientes	**13.172.091.000**
Transferencias	13.172.091.000
.Al Sector Privado	13.172.091.000
C. Resultado Económico: Ahorro	**4.165.797.557**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**4.246.247.557**
- Ahorro en la Cuenta Corriente	4.165.797.557
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	80.450.000
C. Resultado Financiero: Superávit	**4.246.247.557**
III. Cuenta Financiera	
A. Recursos Financieros	**4.744.869.557**
Activos Financieros	26.372.000
Disminución de Otras Cuentas a Cobrar	26.372.000
Pasivos Financieros	472.250.000
Incrementos de Cuentas a Pagar	472.250.000
Superávit Financiero	4.246.247.557
B. Aplicaciones Financieras	**4.744.869.557**
Activos Financieros	4.744.869.557
Incremento de Caja y Bancos	626.557
Incremento de Cuentas a Cobrar a Corto Plazo	50.894.000
Incremento de Otros Activos Circulantes	2.472.558.400
Incremento de Otros Activos no Circulantes	2.220.790.600

A0118
Fondo Nacional para
Edificaciones Penitenciarias

POLÍTICA PRESUPUESTARIA

El Fondo Nacional para Edificaciones Penitenciarias dará continuidad al objetivo para el cual fue creado, el cual es promover a través de los recursos financieros el desarrollo de la infraestructura física penitenciaria del país, así como la dotación y mantenimiento de los servicios asistenciales, educacionales y otros de carácter formativo que operen en los centros penitenciarios del país.

POLÍTICA DE FINANCIAMIENTO

El presupuesto será financiado con ingresos corrientes por Bs. 2.484,0 millones, de los cuales Bs. 684,0 millones corresponden al aporte del Ejecutivo Nacional a través del Ministerio del Interior y Justicia y Bs. 1.800,0 millones son generados de intereses por colocaciones bancarias.

Adicionalmente, se prevé recursos propios de capital por Bs. 32.021,6 millones, correspondiendo al aporte del Ejecutivo Nacional Bs. 32.019,5 millones, y se proyectan recursos financieros por Bs. 2.414,6 millones.

POLÍTICA DE GASTOS

Para el año 2003 el gasto presupuestado se compone de Corrientes Bs. 2.440,4 millones, resaltando lo correspondiente a gastos de personal con Bs. 2.065,2 millones; Gastos de Capital por Bs. 30.973,2 millones, donde destaca lo que se destina a Obras de Infraestructuras Bs. 29.519,3 millones (80,0%) y Aplicaciones Financieras por Bs. 3.506,6 millones.

POLITICA DE COBERTURA

El FONEP, prevé realizar las siguientes metas: la construcción de (1) nuevo establecimiento carcelario en el Estado Falcón y de seis nuevos Centros de Tratamiento Comunitarios (Régimen Abierto) en los Estados Táchira, Mérida, Cojedes, Carabobo, Miranda y Zulia, la Rehabilitación general del Internado Judicial de Tocuyito en el Estado Carabobo, y del Centro Penitenciario de Tocorón en el Estado Aragua, culminar el nuevo Edificio de Máxima Seguridad en el Internado Judicial de Barinas, la restitución de la red principal de aguas negras, blancas y de electricidad y las reparaciones generales en el área de enfermería, cocina-comedor y administrativa en el Internado de la región Insular, Margarita, Edo Nueva Esparta.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.484.000.000**
Ingresos Ordinarios	1.800.000.000
- Ingresos de la Propiedad	1.800.000.000
Transferencias para Financiar Gastos Corrientes	684.000.000
Recursos de Capital	**32.021.640.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.170.000
- Transferencias para Financiar Gastos de Capital	32.019.470.000
Recursos Financieros	**2.414.594.150**
Activos Financieros	2.414.594.150
Disminución de Caja y Bancos	2.414.594.150
TOTAL	**36.920.234.150**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.440.402.192**
Gastos de Consumo	2.394.219.392
Gastos de Personal	2.065.200.392
Materiales y Suministros	27.075.000
Servicios no Personales	299.774.000
Otros Gastos Corrientes de Instituciones Descentralizadas	2.170.000
Depreciación y Amortización	2.170.000
Transferencias	46.182.800
Gastos de Capital	**30.973.286.848**
Adquisición de Maquinarias, Equipos e Inmuebles	477.700.000
Obras de Infraestructura	29.519.470.001
Activos Intangibles	976.116.847
Aplicaciones Financieras	**3.506.545.110**
Activos Financieros	1.000.000.000
Incremento de Otros Activos no Circulantes	1.000.000.000
Pasivos Financieros	2.506.545.110
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.506.545.110
TOTAL	**36.920.234.150**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Construcción de un nuevo establecimiento carcelario en el Estado Falcón	M2	10.714
Rehabilitación general del Internado Judicial de Carabobo (Tocuyito) en el Estado Carabobo	M2	1.000
Rehabilitación integral del Centro Penitenciario de (Tocorón), Estado Aragua	M2	1.000
Construcción de seis nuevos Centros de Tratamientos Comunitarios (Régimen Abierto) en los Estados Táchira, Mérida, Cojedes, Carabobo, Miranda y Zulia	M2	21.000
Recuperación de los servicios básicos, edificios de reclusión y áreas administrativas en el Centro de Reclusión Femenino del Internado Judicial de Carabobo	M2	600
Culminación del nuevo Edificio de Máxima Seguridad en el Internado Judicial de Barinas	M2	600
Restitución de la red principal de aguas negras, aguas blancas y electricidad, reparaciones generales en el área de enfermería, cocina-comedor y administrativa en el internado de la Región Insular, Margarita, Estado Nueva Esparta.	M2	500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	63	1.011.899.606
- Directivo	6	171.797.788
- Profesional y Técnico	23	500.895.034
- Personal Administrativo	24	288.133.700
- Personal Docente		
- Personal de Investigación		
- Personal Médico		
- Personal Militar		
- Obrero	7	51.073.084
TOTAL	**63**	**1.011.899.606**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	1	7.344.407
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.353.912
XV	808.401 - 858.400		
XVI	858.401 - 908.400	13	138.095.265
XVII	908.401 - MAS	41	806.032.938
TOTAL		**56**	**960.826.522**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	6	43.575.682
XI	608.401 - 658.400	1	7.497.402
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**7**	**51.073.084**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	46.182.800
Jubilado Pensionado	5	46.182.800
TOTAL	**5**	**46.182.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Promoción y Desarrollo de Nuevas Edificaciones Penitenciarias	36.920.234.150
	TOTAL	**36.920.234.150**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.065.200.392
4.02	Materiales y Suministros	27.075.000
4.03	Servicios no Personales	299.774.000
4.04	Activos Reales	30.973.286.848
4.05	Activos Financieros	1.000.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.506.545.110
4.07	Transferencias	46.182.800
4.08	Otros Gastos de Instituciones Descentralizadas	2.170.000
	TOTAL	**36.920.234.150**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.484.000.000**
Ingresos Ordinarios	1.800.000.000
- Ingresos de la Propiedad	1.800.000.000
Intereses por dinero en depósito	1.800.000.000
Transferencias para Financiar Gastos Corrientes	684.000.000
Aporte del Ministerio del Interior y Justicia	684.000.000
Recursos Ordinarios	684.000.000
B. Gastos Corrientes	**2.440.402.192**
Gastos de Consumo	2.394.219.392
Gastos de Personal	2.065.200.392
Materiales y Suministros	27.075.000
Servicios no Personales	299.774.000
Otros Gastos Corrientes de Instituciones Descentralizadas	2.170.000
Depreciación y Amortización	2.170.000
Transferencias	46.182.800
C. Resultado Económico: Ahorro	**43.597.808**
II. Cuenta de Capital	
A. Recursos de Capital	**32.065.237.808**
- Ahorro en la Cuenta Corriente	43.597.808
- Incremento de la Deprec. y Amortización Acumulada, Previsiones y Otras Reservas	2.170.000
- Transferencias para Financiar Gastos de Capital	32.019.470.000
Aporte del Ejecutivo	32.019.470.000
Recursos Ordinarios	9.145.371.600
Programas y Proyectos	<u>22.874.098.400</u>
Reforma del Sistema de Justicia Penal	2.874.098.400
Construcción y Rehabilitación de Centros Penitenciarios	20.000.000.000
B. Gastos de Capital	**30.973.286.848**
Adquisición de Maquinarias, Equipos e Inmuebles	477.700.000
Obras de Infraestructura - Estudios y Proyectos	29.519.470.001
Activos Intangibles	976.116.847
C. Resultado Financiero: Superávit	**1.091.950.960**
III. Cuenta Financiera	
A. Recursos Financieros	**3.506.545.110**
Activos Financieros	2.414.594.150
Disminución de Caja y Bancos	2.414.594.150
Superávit Financiero	1.091.950.960
B. Aplicaciones Financieras	**3.506.545.110**
Activos Financieros	1.000.000.000
Incremento de Otros Activos No Circulantes	1.000.000.000
Pasivos Financieros	2.506.545.110
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.506.545.110

Ministerio de la Producción y el Comercio

A0142

Instituto para Defensa y Educación
del Consumidor y el Usuario (Indecu)

POLÍTICA PRESUPUESTARIA

El Instituto tiene como objetivo fundamental orientar, informar y educar a los consumidores sobre los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores, y aplicar las sanciones a que hubiere lugar por sus transgresiones.

La política del ente se dirigirá a:

- Fortalecimiento del Sistema Nacional de Protección al Consumidor (SNPC)

El Sistema Nacional de Protección al Consumidor se entiende como un mecanismo de consulta y elaboración de propuestas, conformado y organizado por las instancias que toman decisiones en materia de consumo, con el propósito de conformar una red nacional interinstitucional, principalmente las organizaciones de consumidores y usuarios en sus diferentes ámbitos y áreas funcionales de actuación (local, municipal, estadal, nacional) defender, informar y educar a los consumidores y usuarios, a través de acciones coordinadas previstas en la Ley de Protección al Consumidor y al Usuario (LPCU) y de acciones propuestas que puedan legitimarse.

- Promoción, Educación e Información

La educación e información al igual que la defensa a consumidores y usuarios, constituyen las acciones medulares en los planes y proyectos del Instituto. La orientación, información y educación tienen como norte la participación y organización de los consumidores, bajo la convicción de que es la mejor vía para garantizar su protección y la salvaguarda de sus derechos e intereses.

Para el ejercicio fiscal 2003, el Ente contará con un proyecto de presupuesto de Bs. 5.314,0 millones, con el cual espera alcanzar las siguientes metas: atender, procesar y resolver 22.408 denuncias de consumidores y usuarios y conciliar 6.397 controversias.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.700.000.000**
Transferencias para Financiar Gastos Corrientes	3.700.000.000
Ministerio de la Producción y el Comercio	
- Recursos Ordinarios	2.300.000.000
- Gestión Fiscal	700.000.000
- Otras Fuentes de Financiamiento	700.000.000
Recursos de Capital	**1.515.000.000**
- Incremento de la Depreciación y Amortización Acumulada,	
Previsiones y Otras Reservas	15.000.000
-Transferencias para Financiar Gastos de Capital	1.500.000.000
Ministerio de la Producción y el Comercio	
-Programas y Proyectos	1.500.000.000
.Consolidación del Sistema Nacional Portal de Denuncias a Nivel	
Municipal y Estadal	1.500.000.000
Recursos Financieros	**99.000.000**
Activos Financieros	99.000.000
Disminución de Caja y Bancos	99.000.000
TOTAL	**5.314.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**3.584.204.346**
Gastos de Consumo	3.439.526.033
Gastos de Personal	2.851.262.274
Materiales y Suministros	144.798.919
Servicios no Personales	428.464.840
Otros Gastos Corrientes de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
Otros Gastos Corrientes	144.678.313
Transferencias	144.678.313
Gastos de Capital	**1.615.795.654**
Adquisición de Maquinarias, Equipos e Inmuebles	1.088.195.654
Activos Intangibles	520.400.000
Otros Activos Reales	7.200.000
Aplicaciones Financieras	**114.000.000**
Pasivos Financieros	114.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	25.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	15.000.000
Disminución de Otras Cuentas y Efectos a Pagar	5.000.000
Disminución de Otros Pasivos Circulantes	69.000.000
TOTAL	**5.314.000.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
•Atender, Procesar y Resolver Denuncias y Reclamos de Consumidores y Usuarios a Nivel Nacional	Usuario Atendido	22.408
•Solucionar Controversias a Nivel Nacional entre Consumidores y Proveedores, tanto en el Sitio como en la Sala	Conciliación	6.397
•Realizar Actividades Educativas dirigidas a Consumidores, Usuarios, Proveedores, Funcionarios, Docentes, Estudiantes y Organizaciones de la Sociedad Civil a Nivel Nacional	Taller	68
•Firmar y Renovar Convenios de Apoyo Técnico con Gobernaciones y Alcaldías	Convenio	49
•Propiciar y Fortalecer la Conformación de Agrupaciones de Consumidores a Nivel Nacional	Asociación	25

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	204	1.021.335.265
- Directivo	11	129.356.316
- Profesional y Técnico	107	656.383.438
- Personal Administrativo	63	180.894.207
- Obrero	23	54.701.304
Personal Contratado	7	34.800.000
- Empleado	7	34.800.000
TOTAL	**211**	**1.056.135.265**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	14	33.487.752
III	208.401 - 258.400	23	63.765.108
IV	258.401 - 308.400	26	83.641.347
V	308.401 - 358.400	7	28.918.351
VI	358.401 - 408.400	39	185.819.756
VII	408.401 - 458.400	21	111.647.125
VIII	458.401 - 508.400	5	30.050.030
IX	508.401 - 558.400		
X	558.401 - 608.400	2	13.825.980
XI	608.401 - 658.400	21	157.053.256
XII	658.401 - 708.400		
XIII	708.401 - 758.400	18	155.075.557
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	1	14.875.999
XVII	908.401 - MAS	11	123.273.700
	TOTAL	188	1.001.433.961

POR GRUPOS DE SALARIOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	23	54.701.304
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	23	54.701.304

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	13	50.875.788
-Jubilado	11	40.927.164
-Pensionado	2	9.948.624
TOTAL	**13**	**50.875.788**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Coordinación Superior	2.949.363.261
02	Asesoría y Apoyo Legal al Consumidor	383.338.671
03	Promoción y Educación	1.981.298.068
	TOTAL	**5.314.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.851.262.274
4.02	Materiales y Suministros	144.798.919
4.03	Servicios no Personales	428.464.840
4.04	Activos Reales	1.615.795.654
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	114.000.000
4.07	Transferencias	144.678.313
4.08	Otros Gastos de Instituciones Descentralizadas	15.000.000
	TOTAL	**5.314.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.700.000.000**
Transferencias para Financiar Gastos Corrientes	3.700.000.000
Ministerio de la Producción y el Comercio	3.700.000.000
-Recursos Ordinarios	2.300.000.000
-Gestión Fiscal	700.000.000
-Otras Fuentes de Financiamiento	700.000.000
B. Gastos Corrientes	**3.584.204.346**
Gastos de Consumo	3.439.526.033
Gastos de Personal	2.851.262.274
Materiales y Suministros	144.798.919
Servicios no Personales	428.464.840
Otros Gastos Corrientes de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
Otros Gastos Corrientes	144.678.313
Transferencias	144.678.313
Personal Jubilado y Pensionado	144.678.313
C. Resultado Económico: Ahorro	**115.795.654**
II. Cuenta Capital	
A. Recursos de Capital	**1.630.795.654**
- Ahorro en la Cuenta Corriente	115.795.654
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.000.000
- Transferencias para Financiar Gastos de Capital	1.500.000.000
Ministerio de la Producción y el Comercio	
-Programas y Proyectos	1.500.000.000
.Consolidación del Sistema Nacional Portal de Denuncias a Nivel Municipal y Estadal	1.500.000.000
B. Gastos de Capital	**1.615.795.654**
Adquisición de Maquinarias, Equipos e Inmuebles	1.088.195.654
Activos Intangibles	520.400.000
Otros Activos Reales	7.200.000
C. Resultado Financiero: Superávit	**15.000.000**
II. Cuenta Financiera	
A. Recursos Financieros	**114.000.000**
Activos Financieros	99.000.000
Disminución de Caja y Bancos	99.000.000
Superávit Financiero	15.000.000
B. Aplicaciones Financieras	**114.000.000**
Pasivos Financieros	114.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	25.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	15.000.000
Disminución de Otras Cuentas y Efectos a Pagar	5.000.000
Disminución de Otros Pasivos Circulantes	69.000.000

Ministerio de Infraestructura

A0071
Servicio Autónomo
Programa Nacional de Vivienda
Rural (SAVIR)

POLÍTICA PRESUPUESTARIA

El Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR) tiene como objetivo fundamental dirigir, administrar, ejecutar y coordinar la promoción y desarrollo del programa de vivienda rural, acueductos y cloacas en áreas rurales y otras zonas que ameriten la implementación de planes especiales de desarrollo urbano, todo ello en concordancia con la política habitacional impartida por el Ejecutivo Nacional.

La Institución tiene como fin específico lograr que en todas las zonas rurales del País, se apliquen los Programas de Construcción de Viviendas y la dotación de los servicios básicos de agua y disposición de aguas servidas, con el propósito de contribuir al saneamiento ambiental y mejorar la salud de la población objeto de atención, que permita a través de la dignificación de la vivienda y su renovación continua, mejorar la calidad de vida de las familias, su arraigo y consolidación al medio, impulsando así, el desarrollo social y económico de este sector del país.

El Presupuesto 2003 se ubica en Bs. 24.948,7 millones, el cual incluye el aporte del Consejo Nacional de la Vivienda (CONAVI), por concepto de Ley de Política Habitacional que le permitirán concretar la construcción de obras de infraestructura actualmente adelantada.

En este sentido, para el presente ejercicio fiscal la Institución ha previsto la consecución de las siguientes metas: construcción de 12.252 viviendas, perforación de 35 pozos, construcción y acondicionamiento de 97 acueductos rurales y construcción tratamiento y mantenimiento de 32 red de cloacas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**18.850.000.000**
Ingresos Ordinarios	500.000.000
- Ingresos no Tributarios	500.000.000
Transferencias para Financiar Gastos Corrientes	18.350.000.000
Ministerio de Infraestructura	7.500.000.000
- Recursos Ordinarios	1.700.000.000
- Gestión Fiscal	2.000.000.000
- Otras Fuentes de Financiamiento	3.800.000.000
Consejo Nacional de la Vivienda (CONAVI)	10.850.000.000
Recursos de Capital	**44.747.300**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	44.747.300
Recursos Financieros	**6.053.965.220**
Activos Financieros	6.053.965.220
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.053.965.220
Recuperación de Préstamos Concedidos	4.000.000.000
TOTAL	**24.948.712.520**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**24.328.490.203**
Gastos de Consumo	24.292.400.203
Gastos de Personal	21.639.211.155
Materiales y Suministros	519.293.500
Servicios no Personales	2.089.148.248
Otros Gastos Corrientes de Instituciones Descentralizadas	44.747.300
Depreciación y Amortización	44.747.300
Otros Gastos Corrientes	36.090.000
Transferencias	36.090.000
Gastos de Capital	**519.173.000**
Adquisición de Maquinarias, Equipos e Inmuebles	509.173.000
Activos Intangibles	10.000.000
Aplicaciones Financieras	**101.049.317**
Activos Financieros	41.437.701
Incremento de Caja y Bancos	41.437.701
Pasivos Financieros	59.611.616
Disminución de Otras Cuentas y Efectos a Pagar	59.611.616
TOTAL	**24.948.712.520**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Construcción de Viviendas	Vivienda	12.252
Pozos a Perforar	Pozo	35
Construcción y Ampliación de Acueductos Rurales	Obra	67
Reacondicionamiento de Acueductos Rurales	Acueducto	30
Construcción Sistemas de Tratamiento	Obra	3
Construcción de Estanques	Obra	33
Construcción de Sistema de Captación	Obra	6
Construcción de Redes Cloacales	Obra	32
Construcción Sistema de Tratamiento	Obra	37
Reacondicionamiento de Redes y Sistemas	Red/Sistema	28

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.255	7.613.092.176
- Directivo	3	27.581.145
- Profesional y Técnico	390	1.484.739.625
- Personal Administrativo	964	3.653.811.930
- Obrero	898	2.446.959.391
TOTAL	**2.255**	**7.613.092.091**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	532	1.213.472.600
II	190.081 - 208.400	377	941.211.800
III	208.401 - 258.400	89	275.961.000
IV	258.401 - 308.400	29	107.241.200
V	308.401 - 358.400	25	107.418.000
VI	358.401 - 408.400	64	313.469.900
VII	408.401 - 458.400	61	335.491.800
VIII	458.401 - 508.400	30	182.985.100
IX	508.401 - 558.400	19	127.242.500
X	558.401 - 608.400	16	116.802.800
XI	608.401 - 658.400	15	118.439.200
XII	658.401 - 708.400	13	110.426.100
XIII	708.401 - 758.400	20	181.924.800
XIV	758.401 - 808.400	18	174.573.200
XV	808.401 - 858.400	20	205.947.800
XVI	858.401 - 908.400	16	174.350.100
XVII	908.401 - MAS	13	479.174.800
TOTAL		**1.357**	**5.166.132.700**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	898	2.446.959.391
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**898**	**2.446.959.391**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección, Apoyo y Asesoría del Servicio Autónomo	6.896.499.866
02	Vivienda Rural	9.026.106.327
03	Acueductos Rurales	5.157.775.044
04	Cloacas Rurales	3.868.331.283
	TOTAL	**24.948.712.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	21.639.211.155
4.02	Materiales y Suministros	519.293.500
4.03	Servicios no Personales	2.089.148.248
4.04	Activos Reales	519.173.000
4.05	Activos Financieros	41.437.701
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	59.611.616
4.07	Transferencias	36.090.000
4.08	Otros Gastos de Instituciones Descentralizadas	44.747.300
	TOTAL	**24.948.712.520**

CAPITULO III

CUENTA AHO RRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.850.000.000**
Ingresos Ordinarios	500.000.000
- Ingresos no Tributarios	500.000.000
Otros	500.000.000
Transferencias para Financiar Gastos Corrientes	18.350.000.000
Ministerio Infraestructura	7.500.000.000
- Recursos Ordinarios	1.700.000.000
- Gestión Fiscal	2.000.000.000
- Otras Fuentes de Financiamiento	3.800.000.000
Consejo Nacional de la Vivienda (CONAVI)	10.850.000.000
B. Gastos Corrientes	**24.328.490.203**
Gastos de Consumo	24.292.400.203
Gastos de Personal	21.639.211.155
Materiales y Suministros	519.293.500
Servicios no Personales	2.089.148.248
Otros Gastos Corrientes de Instituciones Descentralizadas	44.747.300
Depreciación y Amortización	44.747.300
Otros Gastos Corrientes	36.090.000
Transferencias	36.090.000
Transferencias Asociación Mundial de la Vivienda	36.090.000
C. Resultado Económico: Desahorro	**5.478.490.203**
II. Cuenta de Capital	
A. Recursos de Capital	**(5.433.742.903)**
- Desahorro en la Cuenta Corriente	5.478.490.203
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	44.747.300
B. Gastos de Capital	**519.173.000**
Adquisición de Maquinarias, Equipos e Inmuebles	509.173.000
Activos Intangibles	10.000.000
C. Resultado Financiero: Deficit	**5.952.915.903**
III. Cuenta Financiera	
A. Recursos Financieros	**6.053.965.220**
Activos Financieros	6.053.965.220
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.053.965.220
Recuperación de Préstamos Concedidos	4.000.000.000
B. Aplicaciones Financieras	**6.053.965.220**
Activos Financieros	41.437.701
Incremento de Caja y Bancos	41.437.701
Pasivos Financieros	59.611.616
Disminución de Otras Cuentas y Efectos a Pagar	59.611.616
Déficit Financiero	5.952.915.903

A0326
Fundación para el Desarrollo de la
Comunidad y Fomento Municipal
(Fundacomún)

FUNDACION PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO
MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326-1

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN), tiene como misión apoyar el desarrollo Institucional, elevar la capacidad de gestión de los gobiernos municipales, estimular la consolidación de las organizaciones de la comunidad para la participación como dinamizadores del desarrollo local e impulsar la acción coordinada entre el Gobierno Nacional, Regional y Local a objeto de mejorar la calidad de vida de la población.

Para el Ejercicio fiscal 2003, la Fundación contempla proyectos de acción para la Asistencia Técnica Municipal y la ejecución de Obras de Mejoramiento Urbano, a ser desarrollados en los Programas de Dirección Central, Dirección de Desarrollo Municipal y la Dirección de Desarrollo Comunal.

En tal sentido, Fundacomún presenta su Presupuesto por la cantidad de Bs. 105.000,3 millones, que le permitirá atender programas de desarrollo integrales de vivienda a través de los siguientes proyectos: Proyecto de Mejoramiento Urbano en Barrios de Caracas (CAMEBA), en el cual se tienen programadas obras de infraestructura básica, en la Zona Metropolitana de Caracas y Estado Vargas en la consolidación de asentamientos urbanos, estructurados y sustentables, con la participación autogestionaria de las comunidades para mejorar la calidad de vida de los habitantes.

Igualmente, el Programa de Infraestructura Social (PISO), que ha sido concebido para este Ejercicio Fiscal, con iniciativas en proyectos de inversión para efectuar mejoras de servicios de infraestructura básica, así como la prestación de asistencia técnica en áreas de planificación urbana, catastro, desechos sólidos, etc.

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326-2

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**51.144.940.804**
Ingresos Ordinarios	1.122.670.000
- Ingresos de la Propiedad	1.122.670.000
Intereses por Colocaciones	1.052.670.000
Ingresos por Arrendamientos	70.000.000
Transferencias para Financiar Gastos Corrientes	49.967.270.804
Ministerio de Infraestructura	6.000.000.000
Recursos Ordinarios	1.600.000.000
Gestión Fiscal	2.200.000.000
Otras Fuentes de Financiamiento	2.200.000.000
Aporte del Conavi para Gastos de Funcionamiento	34.981.348.760
Costos Operativos Ley Política Habitacional 2003	8.985.922.044
Otros Ingresos	55.000.000
(Convenios de Asistencia Técnica con Gobiernos Locales para el Mejoramiento Urbano de las Comunidades)	
Recursos de Capital	**50.037.705.851**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	184.662.425
- Transferencias para Financiar Gastos de Capital	49.853.043.426
Programas y Proyectos	49.853.043.426
- Programa de Mejoramiento de Barrios Caracas (Cameba)	32.457.390.006
- Programa de Infraestructura Social.	17.395.653.420
Recursos Financieros	**3.817.658.051**
Activos Financieros	3.817.658.051
Disminución de Caja y Bancos	2.997.688.051
Disminución de Otras Cuentas a Cobrar	
(Recuperación de Préstamos Concedidos)	819.970.000
TOTAL	**105.000.304.706**

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326-3

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**50.664.041.314**
Gastos de Consumo	48.383.637.314
Gastos de Personal	17.107.990.211
Materiales y Suministros	14.459.676.484
Servicios no Personales	16.631.308.194
Otros Gastos Corrientes de Instituciones Descentralizadas	184.662.425
Depreciación y Amortización	184.662.425
Otros Gastos Corrientes	2.280.404.000
Transferencias al Sector Privado	2.280.404.000
Gastos de Capital	**53.329.182.932**
Adquisición de Maquinarias, Equipos e Inmuebles	262.853.854
Obras de Infraestructura	32.306.305.208
Activos Intangibles	34.750.000
Estudios y Proyectos	17.253.653.420
Otros Activos Reales (Obras de Emergencia)	100.000.000
Gastos Capitalizables	3.371.620.450
- Gastos de Personal	739.000.000
- Materiales y Suministros	117.550.000
- Servicios no Personales	2.515.070.450
Aplicaciones Financieras	**1.007.080.460**
Activos Financieros	27.000.000
Concesión de Préstamos	27.000.000
Pasivos Financieros	980.080.460
Disminución de Otras Cuentas y Efectos a Pagar	980.080.460
TOTAL	**105.000.304.706**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Programa Cameba		
Construcción y Mejoras de la Infraestructura en la Vega y Petare Norte	Obra Integral	8
Sustitución de Viviendas	Vivienda	224
Inspección de Obras	Inspección	32
Proyecto de Obras Civiles	Proyecto	3
Reasentamiento de Familias	Familia Reasentada	224
Acompañamiento Social	Obra	32
Creación de Formas Asociativas	Forma Asociativa	54
Capacitación, Asistencia Técnica y Comunicación en las Comunidades	Persona Capacitada	505
Programa Piso		
Realización de Estudios y Proyectos de Factibilidad	Estudio y Proyecto	22
Construcción de Obras de Urbanismo	Obra	200
Creación de la Unidad de Manejo de Proyectos	Proyecto	1
Apoyo Técnico a las Alcaldías en Desarrollo Gerencial, Municipal y Finanzas Públicas	Asistencia	13
Apoyo Técnico a través de Talleres a Instituciones Públicas y Privadas relacionadas con Prestación de Servicios de Residuos Sólidos	Taller	13
Realización de Anteproyectos de Ordenanzas sobre Catastro a la Realidad Municipal	Anteproyecto	13
Capacitación Técnica a los Funcionarios Municipales	Funcionario	180
Realización de Talleres de Microregionalización	Taller	12
Realización de Talleres de Capacitación Técnica por Municipio	Taller	84
Asesoramiento Técnico para la Implantación, Formación y Conservación de la Oficina Municipal de Catastro, creadas y por crear	Asesoría / Oficina / Oficina	33 / 12 / 16
Diseño del Plan de Capacitación para la Sensibilización, Formación y Organización de Comunidades para el Manejo de Residuos Sólidos	Capacitación	9
Recuperación de la Estructura Física de los Módulos de Servicios	Módulo Recuperado	74

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326-5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	448	4.046.687.000
- Directivo	35	498.191.999
- Profesional y Técnico	249	2.811.852.000
- Personal Administrativo	164	736.644.000
TOTAL	**448**	**4.046.687.999**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	74	289.896.007
VI	358.401 - 408.400		
VII	408.401 - 458.400	47	234.043.402
VIII	458.401 - 508.400	33	195.380.963
IX	508.401 - 558.400		
X	558.401 - 608.400	9	60.883.957
XI	608.401 - 658.400	24	176.034.395
XII	658.401 - 708.400		
XIII	708.401 - 758.400	27	237.316.207
XIV	758.401 - 808.400	15	139.226.565
XV	808.401 - 858.400	31	303.459.159
XVI	858.401 - 908.400		
XVII	908.401 - MAS	188	2.410.447.344
TOTAL		**448**	**4.046.687.999**

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326 - 6

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	206	2.257.304.000
Jubilado	193	2.117.500.000
Pensionado	13	139.804.000
TOTAL	**206**	**2.257.304.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Central	83.949.136.574
02	Desarrollo Municipal	2.619.507.206
03	Desarrollo Comunal	18.431.660.926
	TOTAL	**105.000.304.706**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	17.846.990.211
4.02	Materiales y Suministros	14.577.226.484
4.03	Servicios no Personales	19.146.378.644
4.04	Activos Reales	49.957.562.482
4.05	Activos Financieros	27.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	980.080.460
4.07	Transferencias	2.280.404.000
4.08	Otros Gastos de Instituciones Descentralizadas	184.662.425
	TOTAL	**105.000.304.706**

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326-7

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**51.144.940.804**
Ingresos Ordinarios	1.122.670.000
- Ingresos de la Propiedad	1.122.670.000
Intereses por Colocaciones	1.052.670.000
Ingresos por Arrendamientos	70.000.000
Transferencias para Financiar Gastos Corrientes	49.967.270.804
Ministerio de Infraestructura	6.000.000.000
Recursos Ordinarios	1.600.000.000
Gestión Fiscal	2.200.000.000
Otras Fuentes de Financiamiento	2.200.000.000
Aporte del Conavi para Gastos de Funcionamiento	34.981.348.760
Costos Operativos Ley Política Habitacional 2003	8.985.922.044
Otros Ingresos	55.000.000
(Convenios de Asistencia Técnica con Gobiernos Locales para el Mejoramiento Urbano de las Comunidades)	.
B. Gastos Corrientes	**50.664.041.314**
Gastos de Consumo	48.383.637.314
Gastos de Personal	17.107.990.211
Materiales y Suministros	14.459.676.484
Servicios no Personales	16.631.308.194
Otros Gastos Corrientes de Instituciones Descentralizadas	184.662.425
Depreciación y Amortización	184.662.425
Otros Gastos Corrientes	2.280.404.000
Transferencias	2.280.404.000
Transferencias al Sector Privado	2.280.404.000
C. Resultado Económico: Ahorro	**480.899.490**

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN).

LEY DE PRESUPUESTO 2003

A0326 - 8

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	**50.518.605.341**
- Ahorro en la Cuenta Corriente	480.899.490
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	184.662.425
- Transferencias para Financiar Gastos de Capital	49.853.043.426
Programas y Proyectos	49.853.043.426
- Programa de Mejoramiento de Barrios Caracas (Cameba)	32.457.390.006
- Programa de Infraestructura Social.	17.395.653.420
B. Gastos de Capital	**53.329.182.932**
Adquisición de Maquinarias, Equipos e Inmuebles	262.853.854
Obras de Infraestructura - Estudios y Proyectos	32.306.305.208
Activos Intangibles	34.750.000
Estudios y Proyectos	17.253.653.420
Otros Adivos Reales (Obras de Emergencia)	100.000.000
Gastos Capitalizables	3.371.620.450
- Gastos de Personal	739.000.000
- Materiales y Suministros	117.550.000
- Servicios no Personales	2.515.070.450
C. Resultado Financiero: Deficit	**2.810.577.591**
III. Cuenta Financiera	
A. Recursos Financieros	**3.817.658.051**
Activos Financieros	3.817.658.051
Disminución de Caja y Bancos	2.997.688.051
Disminución de Otras Cuentas a Cobrar	819.970.000
(Recuperación de Préstamos Concedidos)	
B. Aplicaciones Financieras	**3.817.658.051**
Activos Financieros	27.000.000
Concesión de Préstamos	27.000.000
Pasivos Financieros	980.080.460
Disminución de Otras Cuentas y Efectos a Pagar	980.080.460
Déficit Financiero	2.810.577.591

A0330
Fundación Fondo Nacional de
Transporte Urbano (FONTUR)

POLÍTICA PRESUPUESTARIA

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene como objetivo principal la planificación, coordinación, promoción, fomento, apoyo y financiamiento de actividades relacionadas con el desarrollo del transporte urbano, a fin de garantizar un servicio de transporte que contribuya a mejorar la calidad de vida de los ciudadanos; actividades realizadas a través del Programa Nacional de Transporte Urbano y el Plan Nacional de Modernización del Transporte Terrestre (financiamiento de unidades).

En este sentido, la Institución parte de premisas que implican la búsqueda de la excelencia y que están dirigidas particularmente:

- Atender las necesidades tanto personal como de los equipos requeridos, a fin de perfeccionar el control y ejecución de los recursos asignados a la Organización.

- Alcanzar el cumplimiento de las actividades propuestas y transferir los recursos a los Municipios, garantizando de esta forma el fortalecimiento institucional.

- Planificar, dirigir, coordinar, supervisar y garantizar la implementación del subsidio estudiantil.

Para el ejercicio fiscal 2003, la Fundación ha presentado un presupuesto por Bs. 379.586,5 millones, con lo cual estima llevar a cabo las siguientes metas: supervisión e inspección de 86 obras ejecutadas por las alcaldías, asistencia técnica a las alcaldías (360 mes/hombre); implementar 78 proyectos de vigilancia de tránsito, financiar la renovación y repotenciación de 950 unidades de transporte público; atención de 2.483.275 estudiantes a través del Subsidio Estudiantil (modalidad directa), venta de 385.644.915 boletos a estudiantes, supervisión e inspección de 95 obras ejecutadas por las Gobernaciones (VIAL III) y beneficiar a 1.000 personas con el Programa de Sustitución de Taxis.

De igual manera, el presente presupuesto contempla la participación del Estado en el subsidio al pasaje estudiantil del 70% del valor del boleto, y el remanente 30% lo asume el estudiante. El referido subsidio es financiado por el Ejecutivo Nacional, a través del aporte por subsidio a la gasolina recibido de Petróleos de Venezuela, S.A.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**261.216.529.718**
Transferencias para Financiar Gastos Corrientes	261.216.529.718
Ministerio de Infraestructura	<u>85.000.000.000</u>
- Rehabilitación de Carreteras, Puentes y Túneles (VIAL III)	50.000.000.000
- Programa Nacional de Transporte Urbano	20.000.000.000
- Renovación Flota de Transporte Urbano	15.000.000.000
Otros Ingresos	<u>176.216.529.718</u>
* Ingresos por Colocaciones de FONTUR	13.808.724.543
* Ingresos por Financiamiento de Unidades	7.220.101.643
* Ingresos por Venta de Boletos	21.173.323.532
* Aporte PDVSA para el Programa Nacional de Transporte Urbano (PNTU)	18.307.000.000
* Aporte de PDVSA para Inversiones en Transporte Masivo	4.443.450.000
* Aporte de PDVSA para Inversiones del Ministerio de Infraestructura	3.377.020.000
* Aporte de PDVSA para Proyecto VIVEX/VAO	710.950.000
* Aporte de PDVSA para Subsidio al Pasaje Estudiantil	62.208.270.000
* Aporte PDVSA (FLOTA)	44.967.690.000
Recursos de Capital	**116.664.200**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	116.664.200
Recursos Financieros	**118.253.296.741**
Activos Financieros	118.253.296.741
Recuperación de Préstamos	36.613.585.456
Disminución de Caja y Bancos	2.619.191.624
Disminución de Otros Activos Circulantes	79.020.519.661
TOTAL	**379.586.490.659**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**286.532.605.644**
Gastos de Consumo	30.558.032.735
Gastos de Personal	15.632.221.763
Materiales y Suministros	576.009.748
Servicios no Personales	14.233.137.024
Otros Gastos Corrientes de Instituciones Descentralizadas	116.664.200
Depreciación y Amortización	116.664.200
Otros Gastos Corrientes	255.974.572.909
Transferencias	255.974.572.909
Gastos de Capital	**1.166.642.000**
Otros Activos Reales	1.166.642.000
Aplicaciones Financieras	**91.887.243.015**
Activos Financieros	57.831.622.829
Incremento de Cuentas a Cobrar a Corto Plazo	57.831.622.829
Pasivos Financieros	34.055.620.186
Disminución de Cuentas y Efectos a Pagar a Proveedores	34.055.620.186
TOTAL	**379.586.490.659**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Supervisión e inspección de obras ejecutadas por las Alcaldías y y cofinanciadas por FONTUR	Inspección	86
Obras Cofinanciadas por FONTUR a las Alcaldías	Obra	86
Obras cofinanciadas por FONTUR y el MINFRA	Obra	10
Implementación del proyecto de vigilancia de tránsito, a través de la Asistencia Técnica a los Municipios y Cursos de Capacitación	Curso	78
Coordinar Estudios sobre el Sistema de Transporte Urbano	Mes/Hombre	3.010
Coordinar la Asistencia Técnica a las Alcaldías participantes	Mes/Hombre	360
Dotación de Equipos a las Alcaldías participantes	Dotación	18
Cursos de Capacitación Intensivos.	Curso	2
Cursos de Capacitación Regulares.	Curso	640
Atención a los estudiantes a través del Subsidio al Pasaje Estudiantil		
* Directo	Estudiante	2.483.275
* Indirecto	Transporte	28.421
Venta de Boletos	Boleto	385.644.915
Coordinar a través de los bancos el financiamiento de Unidades de Flota	Vehículo	840
Financiamiento para Repotenciación de Vehículos	Vehículo	110
Programa "Sustitución de Taxis"	Beneficiario	1.000
Financiamiento para Lanchas	Lancha	20
Obras cofinanciadas por FONTUR a las Entidades Federales (VIAL III)	Obra	95
Supervisión e Inspección de Obras Ejecutadas a Nivel Central y Cofinanciadas por FONTUR (Vial III)	Inspección	15
Obras cofinanciadas por VIAL III, a nivel Central	Obra	15

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	604	5.151.875.447
- Directivo	17	375.062.688
- Profesional y Técnico	318	3.351.620.698
- Personal Administrativo	269	1.425.192.061
TOTAL	604	5.151.875.447

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	18	50.803.200
IV	258.401 - 308.400	17	57.254.413
V	308.401 - 358.400	24	97.794.816
VI	358.401 - 408.400	6	27.552.000
VII	408.401 - 458.400	4	20.160.000
VIII	458.401 - 508.400	182	1.031.890.944
IX	508.401 - 558.400	30	196.010.304
X	558.401 - 608.400	19	137.288.256
XI	608.401 - 658.400	36	275.949.785
XII	658.401 - 708.400	5	40.959.475
XIII	708.401 - 758.400	63	553.828.665
XIV	758.401 - 808.400	15	141.260.986
XV	808.401 - 858.400	16	160.814.573
XVI	858.401 - 908.400	31	323.628.412
XVII	908.401 - MAS	138	2.036.679.618
	TOTAL	604	5.151.875.447

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Apoyo	26.968.110.089
02	Programa Nacional de Transporte Urbano	106.831.152.361
03	Compensación al Transporte	94.217.251.568
04	Plan Nacional de Modernización del Transporte Terrestre	100.071.099.234
05	Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	51.498.877.407
	TOTAL	**379.586.490.659**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	15.632.221.764
4.02	Materiales y Suministros	576.009.748
4.03	Servicios no Personales	14.233.137.024
4.04	Activos Reales	1.166.642.000
4.05	Activos Financieros	57.831.622.827
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	34.055.620.186
4.07	Transferencias	255.974.572.910
4.08	Otros Gastos de Instituciones Descentralizadas	116.664.200
	TOTAL	**379.586.490.659**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**261.216.529.718**
Transferencias para Financiar Gastos Corrientes	261.216.529.716
Transferencias del Sector Público Ministerio de Infraestructura	85.000.000.000
- Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	50.000.000.000
- Programa Nacional de Transporte Urbano	20.000.000.000
- Renovación Flota del Transporte Urbano	15.000.000.000
Otros Ingresos	**176.216.529.718**
* Ingresos por Colocaciones de FONTUR	13.808.724.543
* Ingresos por Financiamiento de Unidades	7.220.101.643
* Ingresos por Ventas de Boletos	21.173.323.532
* Aporte PDVSA para P.N.T.U	18.307.000.000
* Aporte PDVSA para Inversiones Transporte Masivo	4.443.450.000
* Aporte PDVSA para Inversiones Ministerio de Infraestructura	3.377.020.000
* Aporte PDVSA para Proyectos VIVEX/VAO	710.950.000
* Aporte PDVSA para Subsidio al Pasaje Estudiantil	62.208.270.000
* Aporte PDVSA (FLOTA)	44.967.690.000
B. Gastos Corrientes	**286.532.605.645**
Gastos de Consumo	30.558.032.736
Gastos de Personal	15.632.221.764
Materiales y Suministros	576.009.748
Servicios no Personales	14.233.137.024
Otros Gastos Corrientes de Instituciones Descentralizadas	116.664.200
Depreciación y Amortización	116.664.200
Otros Gastos Corrientes	255.974.572.909
Transferencias	**255.974.572.909**
* Apoyo	31.000.000
* Programa Nacional de Transporte Urbano	81.183.849.653
* Programa Compensación al Transporte	84.558.511.116
* Plan Nacional de Modernización de Flota	40.192.212.140
* Programa de Rehabilitación de Carreteras, Puentes, Túneles	50.009.000.000
C. Resultado Económico: Desahorro	**25.316.075.927**
II. Cuenta de Capital	
A. Recursos de Capital	
- Desahorro en la Cuenta Corriente	
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	116.664.200
B. Gastos de Capital	**1.166.642.000**
Otros Activos Reales	1.166.642.000
C. Resultado Financiero: Déficit	**26.366.053.727**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**118.253.296.739**
Activos Financieros	118.253.296.740
Recuperación de Préstamos	36.613.585.454
Disminución de Caja y Bancos	2.619.191.624
Disminución de Otros Activos Circulantes	79.020.519.661
B. Aplicaciones Financieras	**118.253.296.739**
Activos Financieros	57.831.622.827
Incremento de Cuentas a Cobrar a Corto Plazo	57.831.622.827
Pasivos Financieros	34.055.620.185
Disminución de Cuentas y Efectos a Pagar a Proveedores	34.055.620.185
Déficit Financiero	**26.366.053.727**

A0386

Fundación para el Equipamiento de
Barrios (FUNDABARRIOS)

POLÍTICA PRESUPUESTARIA

La Fundación para el Equipamiento de Barrios (FUNDABARRIOS) tiene como objetivos: Satisfacer las necesidades de viviendas de los estratos sociales de limitados recursos económicos y el equipamiento de las barriadas del país.

Para el presente año FUNDABARRIOS precisa su visión de origen y redefine su misión para centrar sus acciones en la consolidación, mejora y equipamiento de barrios, tomando como norte la política de vivienda implementada por Estado, con miras a disminuir el déficit que en esta materia presenta el país.

En este sentido, la Institución presenta un Presupuesto por Bs. 18.203,8 millones, para lo cual recibirá el aporte del Fondo de Aportes del Sector Público, para cancelar gastos corrientes.

Las metas previstas para el ejercicio fiscal 2003 estarán conformadas por la construcción de 137 soluciones habitacionales, 1600 metros lineales de acueductos, 2000 metros lineales de vialidad y 10 proyectos de plazas y parques.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**4.739.791.000**
Ingresos Ordinarios	1.007.484.000
- Ingresos de la Propiedad	1.007.484.000
Transferencias para Financiar Gastos Corrientes	
Ministerio de Infraestructura	3.732.307.000
- Recursos Ordinarios	100.000.000
- Gestión Fiscal	250.000.000
- Otras Fuentes de Financiamiento	250.000.000
- Servicio por Manejo del Programa Fondo de Aporte del Sector Público (Plan Año 2003)	3.132.307.000
Recursos de Capital	**4.919.624.000**
- Transferencias de Capital	4.700.000.000
Ministerio de Infraestructura	4.700.000.000
Drenaje del Barrio Unión entre Av. 190 y Canal, La Cidra Naguanagua, Estado Carabobo	3.700.000.000
Drenaje Calle La Florida. La Cidra Naguanagua, Estado Carabobo	1.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	219.624.000
Recursos Financieros	**8.544.428.000**
Activos Financieros	8.544.428.000
Disminución de Caja y Bancos	467.620.000
Disminución de Inversiones Temporales	4.704.959.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.371.849.000
TOTAL	**18.203.843.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**6.532.556.000**
Gastos de Consumo	6.515.429.000
Gastos de Personal	4.378.213.000
Materiales y Suministros	174.396.000
Servicios no Personales	1.962.820.000
Otros Gastos Corrientes	17.127.000
Transferencias	17.127.000
Gastos de Capital	**10.693.251.000**
Adquisición de Maquinarias, Equipos e Inmuebles	2.497.735.000
Obras de Infraestructura	3.275.892.000
Drenaje del Barrio Unión entre Av. 190 y Canal, La Cidra. Naguanagua Estado Carabobo	3.700.000.000
Drenaje Calle la Florida, La Cidra Naguanagua, Estado Carabobo	1.000.000.000
Gastos Capitalizables	219.624.000
- Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	219.624.000
Aplicaciones Financieras	**978.036.000**
Pasivos Financieros	978.036.000
Disminución de Cuentas y Efectos a Pagar	978.036.000
TOTAL	**18.203.843.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Edificaciones para Viviendas	Solución Habitacional	137
Construcción de Vialidad	Metro Lineal	2.000
Construcción de Acueductos	Metro Lineal	1.600
Construcción de Parques y Plazas	Proyecto	10
Drenaje del Barrio Unión entre Av. 190 y Canal, La Cidra. Naguanagua Estado Carabobo	Obra	1
Drenaje Calle La Florida, La Cidra Naguanagua, Estado Carabobo	Obra	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	169	1.469.701.000
- Directivo	14	283.539.000
- Profesional y Técnico	122	1.007.945.000
- Personal Administrativo	33	178.217.000
Personal Contratado	46	310.193.000
- Empleado	46	310.193.000
TOTAL	215	1.779.894.000

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	41	207.884.000
VIII	458.401 - 508.400	42	249.673.000
IX	508.401 - 558.400		
X	558.401 - 608.400	19	135.731.000
XI	608.401 - 658.400		
XII	658.401 - 708.400	40	323.770.000
XIII	708.401 - 758.400	25	213.577.000
XIV	758.401 - 808.400	12	110.909.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400	10	106.428.000
XVII	908.401 - MAS	26	431.922.000
	TOTAL	215	1.779.894.000

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1	11.127.000
Jubilado	1	11.127.000
TOTAL	**1**	**11.127.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	6.515.429.000
02	Construcción de Soluciones Habitacionales, Equipamiento de Barrios y Bienes para la Formación de Capital	10.490.754.000
03	Otros Gastos de Instituciones Descentralizadas	1.197.660.000
	TOTAL	**18.203.843.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.378.213.000
4.02	Materiales y Suministros	174.396.000
4.03	Servicios no Personales	1.962.820.000
4.04	Activos Reales	10.473.627.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	978.036.000
4.07	Transferencias	17.127.000
4.08	Otros Gastos de Instituciones Descentralizadas	219.624.000
	TOTAL	**18.203.843.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.739.791.000**
Ingresos Ordinarios	1.007.484.000
- Ingresos de la Propiedad	1.007.484.000
ingresos por colocaciones	1.007.484.000
Transferencias para Financiar Gastos Corrientes	3.732.307.000
Ministerio de infraestructura	600.000.000
- Recursos Ordinarios	100.000.000
- Gestión Fiscal	250.000.000
- Otras Fuentes de Financiamiento	250.000.000
Servicio por Manejo de Programa Fondo de Aporte del Sector Público	
(Plan Año 2003)	3.132.307.000
B. Gastos Corrientes	**6.532.556.000**
Gastos de Consumo	6.515.429.000
Gastos de Personal	4.378.213.000
Materiales y Suministros	174.396.000
Servicios no Personales	1.962.820.000
Otros Gastos Corrientes	17.127.000
Transferencias Corrientes	
Sector Privado	17.127.000
C. Resultado Económico: Desahorro	**1.792.765.000**
II. Cuenta de Capital	
A. Recursos de Capital	**3.126.859.000**
- Desahorro en la Cuenta Corriente	(1.792.765.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	219.624.000
- Transferencias de Capital	4.700.000.000
Ministerio de Infraestructura	4.700.000.000
Drenaje del Barrio Unión entre Av. 190 y Canal. La Cidra Naguanagua	3.700.000.000
Drenaje Calle La Florida. La Cidra Naguanagua	10.⬛⬛⬛
B. Gastos de Capital	
Adquisición de Maquinarias, Equipos e Inmuebles	
Obras de Infraestructura	3.275.892.000
Drenaje del Barrio Unión entre Av. 190 y Canal . La Cidra Naguanagua	3.700.000.000
Drenaje Calle La Florida . La Cidra Naguanagua	1.000.000.000
Gastos Capitalizables	219.624.000
- Otros Gastos de Instituciones Descentralizadas	219.624.000
Depreciación y Amortización	219.624.000
C. Resultado Financiero: Déficit	**7.566.392.000**
III. Cuenta Financiera	
A. Recursos Financieros	**8.544.428.000**
Activos Financieros	8.544.428.000
Disminución de Caja y Bancos	467.620.000
Disminución de Inversiones Temporales	4.704.959.000
Disminución de Otras Cuentas a Cobrar	3.371.849.000
B. Aplicaciones Financieras	**8.544.428.000**
Pasivos Financieros	978.036.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	978.036.000
Déficit Financiero	7.566.392.000

A0659

Instituto Autónomo Ferrocarriles del
Estado (IAFE)

POLÍTICA PRESUPUESTARIA

El Instituto Autónomo Ferrocarriles del Estado (IAFE) es el Organismo encargado de realizar los estudios, proyectos, construcción, operación, desarrollo, ampliación, conservación y mantenimiento de los sistemas de transporte ferroviario nacional. Para ello estima necesario la vinculación con corporaciones y entes regionales, a fin de hacer realidad la concreción del Sistema de Transporte Ferroviario a nivel nacional; para lo cual se hace necesario que la Institución logre entre otros los siguientes aspectos:

- Incentivar el proceso de apertura para la participación del sector privado en la ejecución de los diferentes proyectos del Plan Ferroviario Nacional.

- Optimizar la explotación del sistema ferroviario mediante la modernización de la estructura organizacional del I.A.F.E., la potenciación de la acción comercial y la implantación integral de una oferta de servicio de alta competitividad.

Es importante destacar que para el ejercicio Fiscal 2003, la Institución presenta un Presupuesto que asciende a Bs. 637.314,0 millones, con lo cual estima hacer efectiva la consecución de las siguientes metas:

- Continuar con la construcción y el equipamiento del Proyecto Ferroviario de la Región Central Tramo Caracas Tuy–Medio.

- Rehabilitar la red que conforma el Sistema Centro – Occidental, tramo Barquisimeto – Puerto Cabello y Yaritagua – Acarigua.

- Continuar la construcción del Tramo Puerto Cabello – La Encrucijada.

- Desarrollar la política y el plan de comercialización de los servicios ofrecidos por el I.A.F.E.

- Aplicar la política tarifaria elaborada para el transporte por ferrocarril.

- Iniciar la construcción del Sistema de Transporte Centro Occidental, Tramo Puerto Cabello Barquisimeto – Yaratigua - Acarigua.

- Continuar la construcción del Sistema de Transporte Ferroviario Central: Tramos Caracas – Tuy Medio y Puerto Cabello la Encrucijada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**6.111.000.000**
Ingresos Ordinarios	2.711.000.000
- Ingresos de la Propiedad	2.711.000.000
Ingresos de Operación	1.400.000.000
- Ingresos por Venta de Bienes y Servicios	1.400.000.000
Transferencias para Financiar Gastos Corrientes	
Ministerio de Infraestructura	2.000.000.000
- Recursos Ordinarios	400.000.000
- Gestión Fiscal	800.000.000
- Otras Fuentes de Financiamiento	800.000.000
Recursos de Capital	**400.230.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
- Transferencias para Financiar Gastos de Capital	
Ministerio de Infraestructura	400.200.000.000
• Programas y Proyectos	
- Programa de Ferrocarriles	80.000.000.000
- Nuevo Programa para Finalizar Ferrocarril Caracas - Tuy Medio I y II Etapa	160.000.000.000
- II Etapa del Sistema Ferroviario de la Región Central. Tramo Puerto Cabello - La Encrucijada	160.200.000.000
Recursos Financieros	**230.973.000.000**
Activos Financieros	230.973.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	230.453.500.000
Disminución de Otras Cuentas a Cobrar	500.000.000
Disminución de Otros Activos Circulantes	19.500.000
TOTAL	**637.314.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**6.111.000.000**
Gastos de Consumo	4.111.000.000
Gastos de Personal	3.444.000.000
Materiales y Suministros	287.000.000
Servicios no Personales	350.000.000
Otros Gastos Corrientes de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	2.000.000.000
Transferencias	2.000.000.000
Gastos de Capital	**401.296.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	8.845.368.637
Obras de Infraestructura	369.163.976.140
Otros Activos Reales	6.880.000.000
Gastos Capitalizables	16.407.155.223
- Gastos de Personal	1.708.065.223
- Materiales y Suministros	199.210.000
- Servicios no Personales	13.499.880.000
- Otros Gastos de Instituciones Descentralizadas	1.000.000.000
Otros Gastos	1.0▨▨▨▨▨
Aplicaciones Financieras	**229.90▨▨▨▨**
Activos Financieros	
Incremento de Caja y Bancos	338.800.000
Pasivos Financieros	229.567.700.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	
Disminución de Cuentas y Efectos a Pagar a Contratistas	229.37▨▨▨▨
Disminución de Cuentas a Pagar por Retenciones Laborales	
Disminución de Otras Cuentas y Efectos a Pagar	62.000.000
TOTAL	**637.314.000.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Tramo Barquisimeto - Puerto Cabello		
- Rehabilitación de la Infraestructura y Superestructura	Km	30
- Expropiaciones	%	60
- Conservación de Puentes (Adquisición y Reposición de Durmientes)	Mts	230
Tramo Yaritagua - Acarigua –Turén		
- Rehabilitación de la Infraestructura y Superestructura	Km	20
Tramo Puerto Cabello - La Encrucijada		
- Impacto Urbano de Estaciones	Estudio	50%
- Catastro y Avalúo	Estudio	100%
- Conexión el Palito – Puerto Cabello	Estudio	70%
- Proyectos de Reubicación de Servicios Públicos	Estudio	30%
Tramo Caracas - Tuy Medio		
- Continuación de la Construcción	%	86
- Suministro de Equipos del Sistema Integral	Equipos	83%

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	353	1.603.753.060
- Directivo	30	346.149.693
- Profesional y Técnico	56	385.089.369
- Personal Administrativo	90	343.366.296
- Personal Docente	177	529.147.702
Personal Contratado	87	629.223.801
- Empleado	87	629.223.801
TOTAL	**440**	**2.232.976.861**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	22	64.737.643
IV	258.401 - 308.400	29	97.760.984
V	308.401 - 358.400	12	47.028.028
VI	358.401 - 408.400	17	79.084.380
VII	408.401 - 458.400	10	51.435.640
VIII	458.401 - 508.400	17	97.392.143
IX	508.401 - 558.400	10	64.114.021
X	558.401 - 608.400	9	63.543.998
XI	608.401 - 658.400	96	704.938.439
XII	658.401 - 708.400	5	41.033.644
XIII	708.401 - 758.400	2	17.843.390
XIV	758.401 - 808.400	4	36.538.191
XV	808.401 - 858.400	5	51.371.280
XVI	858.401 - 908.400	2	20.739.456
XVII	908.401 - MAS	23	266.267.922
TOTAL		**263**	**1.703.829.159**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	157	462.885.083
IV	258.401 - 308.400	19	62.206.155
V	308.401 - 358.400	1	4.056.464
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**177**	**529.147.702**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	428	1.601.720.509
Jubilado	362	1.404.180.000
Pensionado	66	197.540.509
TOTAL	**428**	**1.601.720.509**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración y Desarrollo	406.470.701.000
02	Administración y Operación Ferroviaria	1.175.599.000
03	Partidas no Asignables a Programas	229.667.700.000
	TOTAL	**637.314.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.444.000.000
4.02	Materiales y Suministros	
4.03	Servicios no Personales	
4.04	Activos Reales	
4.05	Activos Financieros	338.800.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	229.567.700.000
4.07	Transferencias	2.000.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**637.314.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.111.000.000**
Ingresos Ordinarios	2.711.000.000
- Ingresos de la Propiedad	2.711.000.000
Ingresos por Colocaciones	2.711.000.000
Ingresos de Operación	1.400.000.000
- Ingresos por Venta de Bienes y Servicios	1.400.000.000
Transferencias para Financiar Gastos Corrientes	
Ministerio Infraestructura	2.000.000.000
- Recursos Ordinarios	400.000.000
- Gestión Fiscal	800.000.000
- Otras Fuentes de Financiamiento	800.000.000
B. Gastos Corrientes	**6.111.000.000**
Gastos de Consumo	4.111.000.000
Gastos de Personal	3.444.000.000
Materiales y Suministros	287.000.000
Servicios no Personales	350.000.000
Otros Gastos Corrientes de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	2.000.000.000
Transferencias	2.000.000.000
Pensiones y Jubilaciones	1.601.720.509
Otras Transferencias	398.279.491
C. Resultado Económico: Equilibrio	
II. Cuenta de Capital	
A. Recursos de Capital	**400.230.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
- Transferencias para Financiar Gastos de Capital	
Ministerio de Infraestructura	400.200.000.000
• Programas y Proyectos	
- Programa de Ferrocarriles	80.000.000.000
- Nuevo Programa para Finalizar Ferrocarril Caracas – Tuy Medio I y II Etapa	160.000.000.000
- II Etapa del Sistema Ferroviario de la Región Central. Tramo Puerto Cabello – La Encrucijada	160.200.000.000
B. Gastos de Capital	**401.296.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	8.845.368.637
Obras de Infraestructura - Estudios y Proyectos	369.163.976.140
Otros Activos Reales	6.880.000.000
Gastos Capitalizables	16.407.155.223
- Gastos de Personal	1.708.065.223
- Materiales y Suministros	199.210.000
- Servicios no Personales	13.499.880.000
- Otros Gastos de Instituciones Descentralizadas	1.000.000.000
Otros Gastos	1.000.000.000
C. Resultado Financiero: Déficit	**1.066.500.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera

A. Recursos Financieros	**230.973.000.000**
Activos Financieros	230.973.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	230.453.500.000
Disminución de Otras Cuentas a Cobrar	500.000.000
Disminución de Otros Activos Circulantes	19.500.000
B. Aplicaciones Financieras	**230.973.000.000**
Activos Financieros	338.800.000
Incremento de Caja y Bancos	338.800.000
Pasivos Financieros	229.567.700.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	
Disminución de Cuentas y Efectos a Pagar a Contratistas	229.376.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	
Disminución de Otras Cuentas y Efectos a Pagar	62.000.000
Déficit Financiero	1.066.500.000

A0662
Instituto Nacional de la Vivienda
(INAVI)

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de la Vivienda (INAVI), fue creado con el único propósito de dar cumplimiento al precepto constitucional que garantiza a las familias venezolanas el derecho a la vivienda y como uno de los organismos responsables de desarrollar la Política Habitacional que el Ejecutivo Nacional dirige principalmente a las familias de bajos recursos con ingresos inferiores o iguales a 55 unidades tributarias, en conformidad con lo establecido en la actual Ley de Política Habitacional.

Como órgano ejecutor de la Ley de Política Habitacional del Estado, este Instituto recibe lineamientos, directrices y estrategias de acción del Consejo Nacional de la Vivienda (CONAVI), que es el organismo encargado de elaborar el Plan Nacional Anual de Vivienda y en especial, de la distribución de los recursos que se destinan a la ejecución de los programas definidos en la Ley de Subsistema de Vivienda.

El Instituto contará para este Ejercicio Fiscal con un Presupuesto de Bs. 152.486,4 millones, con los que estima lograr las siguientes metas: urbanizar 3.792 parcelas y construir 4.889 viviendas a través del Programa de Construcción de Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo. De igual manera, dará continuidad al Programa de Viviendas de Interés Social (PROVIS), el cual se ejecuta a través de un convenio con el Banco Interamericano de Desarrollo (BID), construyendo 808 viviendas con el propósito de atender la problemática habitacional de familias venezolanas carentes de techo propio.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	43.281.054.901
Ingresos Ordinarios	3.742.746.879
- Ingresos de la Propiedad (Intereses)	3.742.746.879
Ingresos de Operación	9.234.926.662
- Ingresos por Venta de Bienes y Servicios	9.234.926.662
Transferencias para Financiar Gastos Corrientes	12.000.000.000
Ministerio de Infraestructura	12.000.000.000
Recursos Ordinarios	2.000.000.000
Otras Fuentes de Financiamiento	~~██████~~
Otros Ingresos (Costos Operativos Manejo de Ley Política Habitacional)	~~██████~~
Recursos de Capital	75.120.610.576
- Venta de Activos Fijos	49.402.751.116
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	460.500.000
- Transferencias para Financiar Gastos de Capital	25.257.359.460
Programas y Proyectos	25.257.359.460
-Plan Nacional de Vivienda Provis I	8.000.000.000
-Plan Nacional de Vivienda Provis II	17.257.359.460
Recursos Financieros	34.084.689.244
Activos Financieros	34.084.689.244
Recuperación de Préstamos Concedidos	3.568.410.702
Disminución de Caja y Bancos	24.796.471.867
Disminución de Otros Activos Circulantes	5.719.806.675
TOTAL	152.486.354.721

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**92.378.713.658**
Gastos de Consumo	62.563.887.416
Gastos de Personal	45.481.623.474
Materiales y Suministros	1.328.303.710
Servicios no Personales	15.293.460.232
Otros Gastos Corrientes de Instituciones Descentralizadas	460.500.000
Depreciación y Amortización	460.500.000
Otros Gastos Corrientes	29.814.826.242
Transferencias al Sector Privado	29.594.826.242
Rectificaciones al Presupuesto	220.000.000
Gastos de Capital	**29.191.362.521**
Adquisición de Maquinarias, Equipos e Inmuebles	3.604.003.061
Obras de Infraestructura - Programas y Proyectos	25.257.359.460
-Plan Nacional de Vivienda Provis I	8.000.000.000
-Plan Nacional de Vivienda Provis II	17.257.359.460
Activos Intangibles (Paquetes y Programas de Computación)	330.000.000
Aplicaciones Financieras	**30.916.278.542**
Activos Financieros	400.000.000
Concesión de Préstamos	400.000.000
Pasivos Financieros	30.516.278.542
Disminución de Otras Cuentas y Efectos a Pagar	30.516.278.542
TOTAL	**152.486.354.721**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo	Parcela	3.792
	Vivienda	4.889
Programa de Vivienda Social (PROVIS)	Vivienda	808

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.439	13.439.928.380
- Directivo	173	1.947.912.550
- Profesional y Técnico	804	5.570.738.600
- Personal Administrativo	1.032	2.969.986.430
- Obrero	430	2.951.290.800
Personal Contratado	23	147.075.340
- Empleado	23	147.075.340
Personal Fijo a Tiempo Parcial	46	218.154.640
- Personal Médico	46	218.154.640
TOTAL	**2.508**	**13.805.158.360**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	4	9.123.840
II	190.081 - 208.400	315	782.580.583
III	208.401 - 258.400	627	1.788.273.608
IV	258.401 - 308.400	89	313.714.887
V	308.401 - 358.400	23	96.063.570
VI	358.401 - 408.400	24	108.186.056
VII	408.401 - 458.400	57	311.351.070
VIII	458.401 - 508.400	166	1.003.478.294
IX	508.401 - 558.400	258	1.689.530.254
X	558.401 - 608.400	144	1.042.511.091
XI	608.401 - 658.400	78	614.977.330
XII	658.401 - 708.400	41	342.285.170
XIII	708.401 - 758.400	40	351.735.825
XIV	758.401 - 808.400	28	258.414.145
XV	808.401 - 858.400	8	78.940.536
XVI	858.401 - 908.400	114	1.208.872.541
XVII	908.401 - MAS	62	853.828.760
TOTAL			**10.853.867.560**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	9	27.016.850
IV	258.401 - 308.400	4	13.475.400
V	308.401 - 358.400		
VI	358.401 - 408.400	25	109.413.470
VII	408.401 - 458.400	76	389.296.600
VIII	458.401 - 508.400	98	585.847.960
IX	508.401 - 558.400	38	253.826.660
X	558.401 - 608.400	25	175.837.490
XI	608.401 - 658.400	40	301.725.870
XII	658.401 - 708.400	47	376.610.050
XIII	708.401 - 758.400	16	139.243.760
XIV	758.401 - 808.400		
XV	808.401 - 858.400	24	234.071.100
XVI	858.401 - 908.400	3	32.561.780
XVII	908.401 - MAS	25	312.363.810
TOTAL		**430**	**2.951.290.800**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	2.561	12.643.616.250
Jubilado	2.167	10.538.368.560
Pensionado	394	2.105.247.690
Obrero	3.360	16.376.881.220
Jubilado	2.882	15.252.510.510
Pensionado	478	1.124.370.710
TOTAL	**5.921**	**29.020.497.470**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración Central	146.869.062.610
02	Gerencias Estatales	5.617.292.111
	TOTAL	**152.486.354.721**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	45.481.623.474
4.02	Materiales y Suministros	1.328.303.710
4.03	Servicios no Personales	15.293.460.232
4.04	Activos Reales	29.191.362.521
4.05	Activos Financieros	400.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.516.278.542
4.07	Transferencias	29.594.826.242
4.08	Otros Gastos de Instituciones Descentralizadas	460.500.000
4.98	Rectificaciones al Presupuesto	220.000.000
	TOTAL	**152.486.354.721**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	43.281.054.901
Ingresos Ordinarios	3.742.746.879
- Ingresos de la Propiedad (Intereses)	3.742.746.879
Ingresos de Operación	9.234.926.662
- Ingresos por Venta de Bienes y Servicios	9.234.926.662
Transferencias para Financiar Gastos Corrientes	12.000.000.000
Ministerio de Infraestructura	12.000.000.000
Recursos Ordinarios	2.000.000.000
Otras Fuentes de Financiamiento	10.000.000.000
Otros Ingresos (Costos Operativos Manejo de Ley Política Habitacional)	18.303.381.360
B. Gastos Corrientes	92.378.713.658
Gastos de Consumo	62.563.887.416
Gastos de Personal	45.481.623.474
Materiales y Suministros	1.328.303.710
Servicios no Personales	15.293.460.232
Otros Gastos Corrientes de Instituciones Descentralizadas	460.500.000
Depreciación y Amortización	460.500.000
Otros Gastos Corrientes	29.814.826.242
Transferencias	29.594.826.242
Transferencias al Sector Privado	29.594.826.242
Rectificaciones al Presupuesto	220.000.000
C. Resultado Económico: Desahorro	49.097.658.757
II. Cuenta de Capital	
A. Recursos de Capital	26.022.951.819
- Desahorro en la Cuenta Corriente	(49.097.658.757)
- Venta de Activos Fijos	49.402.751.116
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	460.500.000
- Transferencias para Financiar Gastos de Capital	25.257.359.460
Programas y Proyectos	25.257.359.460
-Plan Nacional de Vivienda Provis I	8.000.000.000
-Plan Nacional de Vivienda Provis II	17.257.359.460
B. Gastos de Capital	29.191.362.521
Adquisición de Maquinarias, Equipos e Inmuebles	3.604.003.061
Obras de Infraestructura - Programas y Proyectos	25.257.359.460
-Plan Nacional de Vivienda Provis I	8.000.000.000
-Plan Nacional de Vivienda Provis II	17.257.359.460
Activos Intangibles (Paquetes y Programas de Computación)	330.000.000
C. Resultado Financiero: Déficit	3.168.410.702
III. Cuenta Financiera	
A. Recursos Financieros	34.084.689.244
Activos Financieros	34.084.689.244
Recuperación de Préstamos Concedidos	3.568.410.702
Disminución de Caja y Bancos	24.796.471.867
Disminución de Otros Activos Circulantes	5.719.806.675
B. Aplicaciones Financieras	34.084.689.244
Activos Financieros	400.000.000
Concesión de Préstamos	400.000.000
Pasivos Financieros	30.516.278.542
Disminución de Otras Cuentas y Efectos a Pagar	30.516.278.542
Déficit Financiero	3.168.410.702

A0714

Instituto Autónomo Consejo Nacional
de la Vivienda (CONAVI)

POLÍTICA PRESUPUESTARIA

El Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI), tiene la finalidad de asesorar al Ejecutivo Nacional en la definición de la Política Habitacional del Estado y elaborar el Plan Nacional de Vivienda y los Planes Anuales Habitacionales, que se llevarán a cabo a través de los entes ejecutores públicos y privados, en función de las asignaciones presupuestarias del Servicio Autónomo Fondos Integrados de Vivienda (SAFIV) y de otras fuentes disponibles.

El Conavi organiza y presta asistencia técnica habitacional a los diferentes actores que participan en los programas previstos en la Ley, en los aspectos legales, técnico-constructivos, organizativos, administrativos, financieros, urbanísticos, entre otros, relacionados con los procesos de construcción, mejoramiento y ampliación de las viviendas y la ejecución y mantenimiento de obras de infraestructura y servicios.

Le corresponde asimismo, la supervisión de los entes involucrados en la administración de los recursos financieros de los distintos Fondos que integran el Subsistema, así como solicitar y proponer el otorgamiento de incentivos para el desarrollo de los Programas Habitacionales; definir y ejecutar la Política Nacional de Investigación en Vivienda y Hábitat, promover y apoyar la investigación e información sobre vivienda a través de los organismos públicos y privados competentes y establecer mecanismos de información masiva sobre la asistencia habitacional.

Para el Ejercicio Fiscal 2003, contará con un Presupuesto de Bs. 8.308,9 millones, para realizar las siguientes metas: realizar 4 informes de evaluación de la ejecución del Plan Nacional de Viviendas, ejecutar 270 talleres formativos y asistencia técnica a Alcaldías y Gobernaciones, inspeccionar a 20 Instituciones Financieras que administran los fondos de la Ley Política Habitacional, evaluar 1.052 proyectos para construcciones, remodelaciones, mejoramiento, ampliaciones o adquisiciones de viviendas, desarrollar 11 proyectos pilotos con entes ejecutores a partir de los resultados de las investigaciones teóricas realizadas y 232 levantamientos topográficos y aerofotografías digitales de las zonas de barrios en las cuales se ejecutan los proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**6.007.659.233**
Ingresos Ordinarios	4.309.659.233
- Ingresos por Aportes y Contribuciones	4.307.159.233
Contribución Especial	2.513.243.912
Comisión por Costos Operativos	1.793.915.321
- Ingresos de la Propiedad	2.500.000
- Transferencias para Financiar Gastos Corrientes	1.700.000.000
Ministerio de Infraestructura	1.700.000.000
- Recursos Ordinarios	500.000.000
- Otras Fuentes de Financiamiento	1.200.000.000
Recursos Financieros	**2.299.208.642**
Activos Financieros	2.299.208.642
Disminución de Otras Cuentas a Cobrar	2.299.208.642
TOTAL	**8.308.867.875**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**6.162.434.777**
Gastos de Consumo	6.086.496.833
Gastos de Personal	4.703.251.738
Materiales y Suministros	124.966.515
Servicios no Personales	1.134.278.580
Servicio de la Deuda y Disminución de otros Pasivos (Intereses)	124.000.000
Otros Gastos Corrientes	75.937.944
Transferencias al Sector Privado	75.937.944
Gastos de Capital	**2.146.433.098**
Adquisición de Maquinarias, Equipos e Inmuebles	181.433.098
Obras de Infraestructura	1.615.000.000
Activos Intangibles (Paquetes y Programas de Computación)	350.000.000
TOTAL	**8.308.867.875**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Coordinar, Supervisar y Evaluar la Ejecución del Plan Nacional de Vivienda.	Informe	4
Registro e Inspección del Plan Nacional de Vivienda a traves de Inspecciones Trimestrales.	Inspección	4
Coordinar y Ejecutar Talleres Formativos y de Asistencia Técnica a Alcaldías y Gobernaciones.	Taller	270
Procesamiento y Seguimiento de Denuncias y Hechos.	Denuncia	5.543
Inspeccionar a Instituciones Financieras y al Administrador de los Fondos.	Inspección	20
Experticias a Instituciones Financieras y Organismos Públicos Ejecutores.	Experticia	7
Fiscalizar a Organismos Públicos, a Instituciones Financieras ejecutores de programas con recursos de la Ley y patronos.	Fiscalización	103
Coordinar la Ejecución de Convenios.	Convenio	30
Coordinar y Gestionar los Proyectos y Estudios de Investigación.	Proyecto	8
Evaluar Proyectos para Construcciones, Remodelaciones, Mejoramiento, Ampliaciones o Adquisiciones de Viviendas destinadas a Atender los Requerimientos de la Población.	Proyecto	1.052
Coordinar Concursos de Ideas Arquitectónicas en Vivienda.	Concurso	2
Desarrollo de Proyectos Pilotos a través de Convenios con Entes Ejecutores, a partir de los Resultados de las Investigaciones Teóricas realizadas.	Proyecto	11
Inicio, Continuación y Terminación de Planes Sectoriales.	Plan	17
Levantamientos Topográficos y Aerofotografías Digitales de las Zonas de Barrios en las cuales se Ejecuten Proyectos.	Vuelo	232
Contratación e Implementación de los Sistemas.	Sistema	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	133	1.300.691.479
- Directivo	33	590.262.671
- Profesional y Técnico	49	447.945.743
- Personal Administrativo	35	177.326.837
- Obrero	16	85.156.228
Personal Contratado	14	268.352.107
- Empleado	13	260.000.000
- Obrero	1	8.352.107
TOTAL	**147**	**1.569.043.586**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	35	177.326.638
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	12	85.425.754
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	22	190.536.072
XIV	758.401 - 808.400		
XV	808.401 - 858.400	4	39.603.851
XVI	858.401 - 908.400		
XVII	908.401 - MAS	57	982.642.936
	TOTAL	130	1.475.535.251

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	15	79.096.868
VIII	458.401 - 508.400	1	6.059.360
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	1	8.352.107
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	17	93.508.335

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	48.647.275
Jubilado	5	48.647.275
Obrero	1	2.007.080
Jubilado	1	2.007.080
TOTAL	**6**	**50.654.355**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Consejo Nacional de la Vivienda	8.308.867.875
	TOTAL	**8.308.867.875**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.703.251.738
4.02	Materiales y Suministros	124.966.515
4.03	Servicios no Personales	1.134.278.580
4.04	Activos Reales	2.146.433.098
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	124.000.000
4.07	Transferencias	75.937.944
	TOTAL	**8.308.867.875**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	6.009.659.233
Ingresos Ordinarios	4.309.659.233
- Ingresos por Aportes y Contribuciones	4.307.159.233
Contribución Especial	2.513.243.912
Comisión por Costos Operativos	1.793.915.321
- Ingresos de la Propiedad	2.500.000
Intereses Bancarios	2.500.000
Transferencias para Financiar Gastos Corrientes	1.700.000.000
Ministerio de Infraestructura	1.700.000.000
Recursos Ordinarios	500.000.000
Otras Fuentes de Financiamiento	1.200.000.000
B. Gastos Corrientes	6.162.434.777
Gastos de Consumo	6.086.496.833
Gastos de Personal	4.703.251.738
Materiales y Suministros	124.966.515
Servicios no Personales	1.134.278.580
Servicio de la Deuda y Disminución de otros Pasivos (Intereses)	124.000.000
Otros Gastos Corrientes	75.937.944
Transferencias	75.937.944
Transferencias Corrientes al Sector Privado	75.937.944
C. Resultado Económico: Desahorro	152.775.544
II. Cuenta de Capital	
A. Recursos de Capital	(152.775.544)
- Desahorro en la Cuenta Corriente	(152.775.544)
B. Gastos de Capital	2.146.433.098
Adquisición de Maquinarias, Equipos e Inmuebles	181.433.098
Estudios y Proyectos	1.615.000.000
Activos Intangibles (Paquetes y Programas de Computación)	350.000.000
C. Resultado Financiero: Deficit	2.299.208.642
III. Cuenta Financiera	
A. Recursos Financieros	2.299.208.642
Activos Financieros	2.299.208.642
Disminución de Otras Cuentas a Cobrar	2.299.208.642
B. Aplicaciones Financieras	2.299.208.642
Déficit Financiero	2.299.208.642

A0905
Servicio Autónomo de Fondos
Integrados de Vivienda (SAFIV)

POLÍTICA PRESUPUESTARIA

El Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV), tiene a su cargo la administración y supervisión de los Fondos que conforman el Subsistema de Vivienda y Política Habitacional, los cuales se constituyen en dos regímenes: el Régimen de Capitalización Individual representado por el Fondo Mutual Habitacional y el Régimen de Solidaridad representado por el Fondo de Aportes del Sector Público, asimismo, con los recursos de los beneficiarios de los programas reproductivos del Subsistema de Vivienda y Política Habitacional, se constituyen el Fondo de Garantía y el Fondo de Rescate. Depende jerárquicamente del Ministerio de Infraestructura y está bajo la responsabilidad de un Consejo de Administración dirigido por el Presidente del Consejo Nacional de la Vivienda (CONAVI), quien ejerce su representación legal en calidad de Director General.

Entre las principales atribuciones del Safiv, destacan las siguientes:

- Ordenar y aprobar los estudios técnicos que garanticen el equilibrio financiero y actuarial del Subsistema de Vivienda y Política Habitacional.

- Fijar los lineamientos de inversión de los Fondos que administra.

- Elaborar los proyectos de convenios para los fideicomisos de inversión que celebre el Ministerio de Infraestructura.

- Cumplir y hacer cumplir todo lo relacionado con la Certificación de los Estados Financieros de los Fondos que están bajo su responsabilidad.

- Preparar los convenios para constituir los Fideicomisos de Administración previa aprobación del Consejo Nacional de la Vivienda.

Para el ejercicio fiscal 2003, el Safiv estima su Presupuesto en Bs. 2.219.076,1 millones, con el cual llevará a cabo el cumplimiento de las siguientes metas: autorización de la apertura de fideicomisos para financiar 138 proyectos del Programa I, atención a los pobladores de las calles (albergues para niños en situación de abandono, hombres, mujeres y ancianos indigentes), 458 proyectos de habilitación física de zonas de barrios y urbanizaciones populares, mejoramiento y ampliación de 184 casas en barrios y urbanizaciones populares, rehabilitación de 229 viviendas populares, construcción de 986 viviendas de nuevas urbanizaciones y viviendas de desarrollo progresivo, 138 proyectos de asistencia habitacional y 69 proyectos de asistencia habitacional a los pueblos y comunidades indígenas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**81.516.362.000**
Ingresos Ordinarios	81.516.362.000
- Ingresos de la Propiedad (Intereses)	81.516.362.000
Recursos de Capital	**2.137.444.545.751**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	12.796.000
- Transferencias para Financiar Gastos de Capital	2.137.431.749.751
- Ministerio de Infraestructura. Ley de Política Habitacional (Recursos Ordinarios)	1.085.622.829.600
Fondo Mutual Habitacional	738.869.494.552
Fondo de Garantía	291.129.953.148
Fondo de Rescate	21.809.472.451
Recursos Financieros	**115.160.000**
Activos Financieros	115.160.000
Disminución de Caja y Bancos	115.160.000
TOTAL	**2.219.076.067.751**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**81.516.362.000**
Gastos de Consumo	81.516.362.000
Gastos de Personal	1.190.642.000
Materiales y Suministros	42.696.000
Servicios no Personales	80.270.228.000
Otros Gastos Corrientes de Instituciones Descentralizadas	12.796.000
Depreciación y Amortización	12.796.000
Gastos de Capital	**2.137.559.705.751**
Adquisición de Maquinarias, Equipos e Inmuebles	97.956.000
Activos Intangibles	30.000.000
- Transferencias de Capital	2.137.431.749.751
Ley de Política Habitacional	1.085.622.829.600
Fondo Mutual Habitacional	738.869.494.552
Fondo de Garantía	291.129.953.148
Fondo de Rescate	21.809.472.451
TOTAL	**2.219.076.067.751**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Autorización de la apertura de Fideicomisos de Administración para el Financiamiento de Proyectos del Programa I: Atención a los Pobladores de las Calles	Fideicomiso	138
Autorización de la apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Habilitación Física de Zonas de Barrios	Fideicomiso	458
Autorización de la apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Mejoramiento y Ampliación de Casas en Barrios y Urbanizaciones Populares	Fideicomiso	184
Autorización de la apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Rehabilitación de Viviendas Populares	Fideicomiso	229
Autorización de la apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo	Fideicomiso	986
Autorización de la apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Asistencia Habitacional a través de la Investigación y Asistencia Técnica	Fideicomiso	138
Asistencia Habitacional a los Pueblos y Comunidades Indígenas	Asesoría	69

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Contratado	33	455.210.000
- Empleado	31	445.670.000
- Obrero	2	9.540.000
TOTAL	**33**	**455.210.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.380.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	1	6.180.000
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	3	24.840.000
XIII	708.401 - 758.400	5	43.680.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400	1	10.140.000
XVI	858.401 - 908.400		
XVII	908.401 - MAS	20	356.450.000
TOTAL		**31**	**445.670.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	2	9.540.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**2**	**9.540.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración y Supervisión de Fondos	2.219.076.067.751
	TOTAL	**2.219.076.067.751**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.190.642.000
4.02	Materiales y Suministros	42.696.000
4.03	Servicios no Personales	80.270.228.000
4.04	Activos Reales	127.956.000
4.07	Transferencias	2.137.431.749.751
4.08	Otros Gastos de Instituciones Descentralizadas	12.796.000
	TOTAL	**2.219.076.067.751**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**81.516.362.000**
Ingresos Ordinarios	81.516.362.000
- Ingresos de la Propiedad (Intereses)	81.516.362.000
B. Gastos Corrientes	**81.516.362.000**
Gastos de Consumo	81.516.362.000
Gastos de Personal	1.190.642.000
Materiales y Suministros	42.696.000
Servicios no Personales	80.270.228.000
Otros Gastos Corrientes de Instituciones Descentralizadas	12.796.000
Depreciación y Amortización	12.796.000
C. Resultado Económico: Equilibrio	
II. Cuenta de Capital	
A. Recursos de Capital	**2.137.444.545.751**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	12.796.000
- Transferencias para Financiar Gastos de Capital	2.137.431.749.751
- Ministerio de Infraestructura. Ley de Política Habitacional (Recursos Ordinarios)	1.085.622.829.600
Fondo Mutual Habitacional	738.869.494.552
Fondo de Garantía	291.129.953.148
Fondo de Rescate	21.809.472.451
B. Gastos de Capital	**2.137.559.705.751**
Adquisición de Maquinarias, Equipos e Inmuebles	97.956.000
Activos Intangibles	30.000.000
- Transferencias de Capital	2.137.431.749.751
Ley de Política Habitacional	1.085.622.829.600
Fondo Mutual Habitacional	738.869.494.552
Fondo de Garantía	291.129.953.148
Fondo de Rescate	21.809.472.451
C. Resultado Financiero: Deficit	**115.160.000**
III. Cuenta Financiera	
A. Recursos Financieros	**115.160.000**
Activos Financieros	115.160.000
Disminución de Caja y Bancos	115.160.000
B. Aplicaciones Financieras	**115.160.000**
Déficit Financiero	115.160.000

Ministerio de Planificación y Desarrollo

A0015
Corporación de Desarrollo de la
Región Central (Corpocentro)

POLÍTICA PRESUPUESTARIA

La Corporación de Desarrollo de la Región Central (CORPOCENTRO), fue creada por Decreto en gaceta oficial N° 2.895 de fecha 28-12-81, teniendo como objetivo principal promover el desarrollo integral de la Región Central, mediante la promoción del desarrollo estratégico, orgánico e integral de los estados Aragua, Carabobo y Cojedes, dentro de los lineamientos del Plan de la Nación.

Para el año 2.003, Corpocentro estima su presupuesto en mil ochocientos sesenta y siete millones setecientos ocho mil ciento ochenta y tres bolívares (Bs. 1.867.708.183,00), los cuales se destinarán a promover mejoras en la calidad de vida y bienestar de los habitantes de la Región Central, mediante la planificación y coordinación de un desarrollo armónico y sustentable.

La Corporación contará para el año 2003, con ingresos por la cantidad de Bs. 1.867,7 millones, monto conformado por las siguientes fuentes de financiamiento: Ingresos por Venta de Bienes y Servicios por la cantidad de Bs. 50,0 Millones (2,7%), Aporte para gastos de funcionamiento del Ejecutivo Nacional por la cantidad de Bs. 1.795,4 millones (96,1%), recursos por transacciones financieras Bs. 11,3 millones (0,6%), y del fondo de depreciación Bs. 11,0 millones (0,6%)

Del precitado presupuesto de ingresos, se destinarán para el gasto corriente Bs. 1.792,4 millones (96,0%), para erogaciones de capital Bs. 64,0 millones (3,4%), y para disminución de pasivos Bs. 11,3 millones (0,6%)

En concordancia con los criterios de austeridad y racionamiento del gasto, la Corporación orientará su visión hacia aquellos programas prioritarios que impulsan el desarrollo de la Región Central en consonancia con el Plan de Desarrollo Regional y los lineamientos del Ministerio de Planificación. Esta previsto ampliar el ámbito de acción del organismo incorporando a los planes de desarrollo a los estados Miranda, Vargas y Distrito Capital.

Dentro de las principales metas de la Corporación se encuentran: Producción de semillas (Alevines) de especies piscícdas en el Centro Acuícola el Pao; Comercialización de Alevines; Asistencia técnica; Cumplimiento convenio CORPOCENTRO- FONCREI; Proyecto de extensión Técno- Empresarial y Socio organizativo implantado en Zonas Rurales del Estado Carabobo; Plan de extensión Acuícola de la Región Central (Aragua y Cojedes); Servicio de información para Usuarios Internos y externos y Plan de desarrollo Regional 2003-2007 incorporado en el sistema de información geográfica de Corpocentro, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.847.421.690**
Ingresos de Operación	50.000.000
- Ingresos por Venta de Bienes y Servicios	50.000.000
Transferencias para Financiar Gastos Corrientes	1.795.421.690
Otros Ingresos	2.000.000
Recursos de Capital	**11.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	11.000.000
Recursos Financieros	**9.286.492**
Activos Financieros	9.286.492
Disminución de Caja y Bancos	9.286.492
TOTAL	**1.867.708.182**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.792.421.690**
Gastos de Consumo	1.711.805.890
Gastos de Personal	1.341.905.890
Materiales y Suministros	76.090.000
Servicios no Personales	282.810.000
Otros Gastos Corrientes de Instituciones Descentralizadas	11.000.000
Depreciación y Amortización	11.000.000
Otros Gastos Corrientes	80.615.800
Transferencias	80.615.800
Gastos de Capital	**64.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	52.000.000
Otros Activos Reales	12.000.000
Aplicaciones Financieras	**11.286.492**
Activos Financieros	2.000.000
Incremento de Documentos a Cobrar A Mediano y Largo Plazo	2.000.000
Pasivos Financieros	9.286.492
Disminución de Cuentas y Efectos a Pagar a Proveedores	346.771
Disminución de otros Pasivos Circulantes	29.361
Disminución de otros Pasivos no Circulantes	8.910.360
TOTAL	**1.867.708.182**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Implementación del Sistema de Gestión y Control de las Finanzas Públicas (SIGECOF) en CORPOCENTRO	Informes	4
Sistema de Coordinación, Evaluación, Seguimiento y Control de la Gestión de CORPOCENTRO	Informe de Gestión	4
Campaña Comunicacional Integral	Informe	12
Estudio de exportación de productos artesanales hortofrutícola en el oeste de Carabobo (Bejuma, Montalbán y Miranda)	Estudio	1
Indicadores Sectoriales para la Planificación	Documento de Indicadores	1
Cumplimiento Convenio CORPOCENTRO- FONCREI	Seguimiento y Control	20
Adiestramiento Empresarial en Marketing Internacional	Cursos	3
Ejecución Convenio Bloque de Cámaras del Estado Carabobo - CORPOCENTRO	Informes	4
Proyecto de Investigación para el aprovechamiento integral del Embalse Pao- la Balsa	Proyecto	1
Producción de semillas (alevines) de especies piscícola en el Centro Acuícola el Pao	Unidades	150.000
Comercialización de Alevines	Unidades	150.000
Asistencia Técnica	Asistencia	30
Actualización del Plan de Desarrollo Regional (Convenio Cuba - Venezuela)	Plan	1
Participación en la Comisión de Ordenamiento del Territorio de las Entidades Federales de la Región Central	Minutas	12
Participación en la Red Turística en el Estado Carabobo	Informe Técnico	1
Capacitación, Coordinación y Asistencia Técnica para el levantamiento de información Turística dirigidos a Alcaldías de la Región Central	Talleres	3
Desarrollo, Ejecución y Evaluación del Subproyecto Socioproductivo Sarao - Chaguaramal	Informes	12
Estudios de Minerales No Metálicos: Pizarras, Arenas Artificiales, Rocas Metamórficas y Gránulos, ubicados en el Estado Aragua y Carabobo	Estudios	4

Explotación de Grafito realizada en la Concesión GRAFITO I	Informes Técnicos	5
Agenda Industrial CARABOBO - Ejecución del Convenio con CORPOCENTRO, Programa Sistema de Información Industrial de Inteligencia Global de Competitividad (SIIIG)	Informes	12
Proyecto de extensión Técno- Empresarial y Socio-Organizativo implantado en Zonas Rurales del Estado Carabobo	Asistencia Técnicas	20
Siclare instalado en organismos de la Región Central que manejen información cartográfica.	Boletines	10
Plan de extensión Acuícola de la Región Central (Aragua y Cojedes)	Informes Técnicos	12
Anuario Estadísticos Aragua Imagen y Cifras Año 2001 - 2002	Documento	1
Anuario Estadísticos Carabobo Imagen y Cifras Año 2001 - 2002	Documento	1
Anuario Estadísticos Miranda Imagen y Cifras Año 2001 - 2002	Documento	1
Servicio de Información para Usuarios Internos y Externos	Informes	12
Apoyo a los Consejos Locales de Planificación	Asesorías	6
Participación en Consejos de Planificación y Coordinación de Políticas Públicas	Actas	2
Plan de Desarrollo Regional 2003 - 2007 incorporado en el sistema de información geográfica de Corpocentro	Informes	12
Seguimiento y Control del Plan de Inversiones Públicas de la Región Central	Reportes	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	93	471.764.400
- Directivo	7	73.368.200
- Profesional y Técnico	46	287.729.900
- Personal Administrativo	16	50.730.300
- Obrero	24	59.936.000
Personal Contratado	21	71.666.600
- Empleado	18	69.766.600
- Obrero	3	1.900.000
TOTAL	**114**	**543.431.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	26	70.328.000
IV	258.401 - 308.400	1	3.300.000
V	308.401 - 358.400	1	3.960.000
VI	358.401 - 408.400	2	9.156.000
VII	408.401 - 458.400	11	56.387.100
VIII	458.401 - 508.400	21	124.264.800
IX	508.401 - 558.400		
X	558.401 - 608.400	7	49.445.600
XI	608.401 - 658.400	3	23.052.200
XII	658.401 - 708.400	2	16.450.800
XIII	708.401 - 758.400	7	60.347.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400	4	40.444.200
XVI	858.401 - 908.400		
XVII	908.401 - MAS	2	24.459.300
	TOTAL	**87**	**481.595.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		1.900.000
II	190.081 - 208.400		59.936.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**27**	**61.836.000**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	16	80.615.800
Jubilado	14	68.639.700
Pensionado	2	11.976.100
TOTAL	**16**	**80.615.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Créditos no clasificados sectorialmente	20.286.493
1	Servicios de apoyo para la seguridad social de la corporación	860.079.400
1	Promoción de desarrollo agrícola	67.000.000
1	Dirección y coordinación	634.275.415
2	Promoción y coordinación de desarrollo regional	286.066.875
	TOTAL	**1.867.708.183**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	1.341.905.890
402	Materiales y Suministros	76.090.000
403	Servicios no Personales	282.810.000
404	Activos Reales	64.000.000
405	Activos Financieros	2.000.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	9.286.493
407	Transferencias	80.615.800
408	Otros Gastos de Instituciones Descentralizadas	11.000.000
	TOTAL	**1.867.708.183**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.847.421.690**
Ingresos de Operación	50.000.000
- Ingresos por Venta de Bienes y Servicios	50.000.000
Transferencias para Financiar Gastos Corrientes	1.795.421.690
Recursos Ordinarios	1.201.675.737
Gestión Fiscal	456.755.278
Otras Fuentes de Financiamiento	136.990.675
Otros Ingresos	2.000.000
B. Gastos Corrientes	**1.792.421.690**
Gastos de Consumo	1.711.805.890
Gastos de Personal	1.341.905.890
Materiales y Suministros	76.090.000
Servicios no Personales	282.810.000
Otros Gastos Corrientes de Instituciones Descentralizadas	11.000.000
Depreciación y Amortización	11.000.000
Otros Gastos Corrientes	80.615.800
Transferencias	80.615.800
Pensiones	8.130.400
Jubilaciones	47.881.200
Aguinaldos Personal Pensionado	2.032.600
Aporte Caja de Ahorro Personal Pensionado	813.100
Aporte al Seguro de HCM del Personal Pensionado	1.000.000
Aguinaldos Personal Jubilado	11.970.300
Aporte Caja de Ahorro Personal Jubilado	4.788.200
Aporte al Seguro de HCM del Personal Jubilado	4.000.000
C. Resultado Económico: Ahorro	**55.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**66.000.000**
- Ahorro en la Cuenta Corriente	55.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	11.000.000
B. Gastos de Capital	**64.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	52.000.000
Otros Activos Reales	12.000.000
C. Resultado Financiero: Superávit	**2.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**11.286.492**
Activos Financieros	9.286.492
Disminución de Caja y Bancos	9.286.492
Superávit Financiero	2.000.000
B. Aplicaciones Financieras	**11.286.492**
Activos Financieros	2.000.000
Incremento de Documentos a Cobrar A Mediano y Largo Plazo	2.000.000
Pasivos Financieros	9.286.492
Disminución de Cuentas y Efectos a Pagar a Proveedores	346.771
Disminución de otros Pasivos Circulantes	29.361
Disminución de otros Pasivos no Circulantes	8.910.360

i

A0134
Fondo Intergubernamental para la
Descentralización (FIDES)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**989.310.450.000**
Ingresos Ordinarios	989.310.450.000
- Ingresos por Aportes y Contribuciones	989.310.450.000
Transferencias corrientes	940.960.050.000
- Ingresos no Tributarios	48.350.400.000
Otros	48.350.400.000
B. Gastos Corrientes	**930.933.266.422**
Gastos de Consumo	13.227.442.192
Gastos de Personal	8.993.071.591
Materiales y Suministros	172.015.343
Servicios no Personales	3.720.408.929
Otros Gastos Corrientes de Instituciones Descentralizadas	341.946.329
Depreciación y Amortización	341.946.329
Otros Gastos Corrientes	917.705.824.230
Transferencias	917.705.824.230
Transferencias a las Gobernaciones, Distrito Metropolitano y Alcaldías	917.640.849.000
Asistencia Social al Personal Jubilado	64.975.230
C. Resultado Económico: Ahorro	**58.377.183.578**
II. Cuenta de Capital	
A. Recursos de Capital	**58.719.129.907**
- Ahorro en la Cuenta Corriente	58.377.183.578
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	341.946.329
B. Gastos de Capital	**251.502.941**
Adquisición de Maquinarias, Equipos e Inmuebles	251.502.941
C. Resultado Financiero: Superávit	**58.467.626.966**
III. Cuenta Financiera	
A. Recursos Financieros	**579.718.286.211**
Activos Financieros	521.250.659.245
Recuperación de Préstamos	513.893.310.000
Disminución de Otros Activos Circulantes	7.357.349.245
Superávit Financiero	58.467.626.966
B. Aplicaciones Financieras	**579.718.286.211**
Activos Financieros	198.473.131.052
Incremento de Caja y Bancos	198.473.131.052
Pasivos Financieros	381.245.155.159
Disminución de Otras Cuentas y Efectos a Pagar	381.245.155.159

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	3	28.129.800
Jubilado	3	28.129.800
TOTAL	**3**	**28.129.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección y Coordinación de Operaciones del FIDES	8.625.075.925
2	Evaluación, Seguimiento y Control de Programas y Proyectos	1.816.951.350
3	Finanzas y Gestión Interna	1.500.119.856.024
4	Control Interno de las Actividades del FIDES	341.172.275
	TOTAL	**1.510.903.055.574**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	8.993.071.591
402	Materiales y Suministros	172.015.343
403	Servicios no Personales	3.720.408.929
404	Activos Reales	251.502.941
405	Activos Financieros	198.473.131.052
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	381.245.155.159
407		917.705.824.230
408		341.946.329
	TOTAL	**1.510.903.055.574**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	2	8.200.000
VI	358.401 - 408.400	18	78.799.009
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	13	88.090.320
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	13	130.628.798
XVI	858.401 - 908.400		
XVII	908.401 - MAS	161	2.824.736.345
	TOTAL	**207**	**3.130.454.472**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	13	36.624.973
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	7	33.663.169
VII	408.401 - 458.400		
VIII	458.401 - 508.400	3	17.312.487
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**23**	**87.600.629**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Recibir solicitudes de financiamiento por parte de gobernaciones y alcaldías	Solicitud	6.400
Evaluación de programas y proyectos	Programas y proyectos evaluados	6.400
Programas y proyectos aprobados	Programas y proyectos aprobados	6.000
Supervisar la ejecución de prog. y proyectos	Contratos	300
Apertura de fideicomisos	Contratos	6.840
Supervisión financiera de proyectos	Contratos	56
Revision de normas y procedimientos	Manuales	18
Automatización de actividades	Sistemas de informática	5
Revisión de la política de personal	Informe	2
Revisión de la estructura de la organización	Informe	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	216	3.051.055.101
- Directivo	31	755.247.548
- Profesional y Técnico	123	1.920.188.958
- Personal Administrativo	43	290.017.967
- Obrero	19	85.600.628
Personal Contratado	14	167.000.000
- Empleado	10	165.000.000
- Obrero	4	2.000.000
TOTAL	230	3.218.055.101

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**989.310.450.000**
Ingresos Ordinarios	989.310.450.000
- Ingresos por Aportes y Contribuciones	940.960.050.000
- Ingresos no Tributarios	48.350.400.000
Recursos de Capital	**341.946.329**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	341.946.329
Recursos Financieros	**521.250.659.245**
Activos Financieros	521.250.659.245
Recuperación de Préstamos	513.893.310.000
Disminución de Otros Activos Circulantes	7.357.349.245
TOTAL	**1.510.903.055.574**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**930.933.266.422**
Gastos de Consumo	13.227.442.192
Gastos de Personal	8.993.071.591
Materiales y Suministros	172.015.343
Servicios no Personales	3.720.408.929
Otros Gastos Corrientes de Instituciones Descentralizadas	341.946.329
Depreciación y Amortización	341.946.329
Otros Gastos Corrientes	917.705.824.230
Transferencias	917.705.824.230
Gastos de Capital	**251.502.941**
Adquisición de Maquinarias, Equipos e Inmuebles	251.502.941
Aplicaciones Financieras	**579.718.286.211**
Activos Financieros	198.473.131.052
Incremento de Caja y Bancos	198.473.131.052
Pasivos Financieros	381.245.155.159
Disminución de Otras Cuentas y Efectos a Pagar	381.245.155.159
TOTAL	**1.510.903.055.574**

POLÍTICA PRESUPUESTARIA

El Fondo Intergubernamental para la Descentralización (FIDES), es un Servicio Autónomo sin Personalidad jurídica, con autonomía funcional, financiera y de gestión de sus recursos físicos, presupuestarios y de personal, creado a fin de asistir a las administraciones públicas estadales y municipales, adscrito al Ministerio de planificación del Desarrollo.

El FIDES Tiene por objeto apoyar administrativa y financieramente el proceso de descentralización, atendiendo a criterios de eficiencia, compensación interterritorial y desarrollo regional. en concordancia con los objetivos del Plan de Desarrollo Económico y Social de la Nación, empleando un conjunto de variables é instrumentos para materializar su contribución al logro de las metas.

El FIDES contará para el año 2003, con un presupuesto de ingresos por la cantidad de Bs. 1.510.903,1 millones, conformadas por las siguientes fuentes de financiamiento: Ingresos no tributarios Bs. 48.350,4 Millones (3,2%), Aporte del Ejecutivo Nacional por la cantidad de Bs. 940.960,1 millones (62,3%), transacciones financieras por Bs. 521.250,7 millones(34,5%) e incremento del fondo de depreciación por Bs. 341,9 millones.

De acuerdo con los lineamientos y objetivos previstos en el Plan Operativo Institucional, los gastos corrientes demandarán Bs. 930.933,3 millones, equivalentes al 61,6% del presupuesto. De este monto, los conceptos de gastos más significativos los representan las remuneraciones con Bs. 8.993,1 millones, los servicios no personales con Bs. 3.720,4 millones y las transferencias a las gobernaciones y alcaldias por Bs. 917.705,8 millones. A gastos de inversión se destinarán Bs. 251,5 millones, en tanto que se aplicarán recursos por Bs. 579.718,3 millones para incrementar las disponibilidades en caja y bancos y para disminuir las cuentas y efectos a pagar. La nómina de este servicio autónomo se ubicara en 230 trabajadores.

La situación financiera del 2003 reflejará un ahorro de Bs. 58,4 millones y un superávit de Bs. 58,5 millones.

El ámbito de cobertura de los servicios prestados por el Organismo es toda la República, la cual demanda un número potencial de programas y proyectos solicitados por Estados y Municipios (6400), que serán evaluados, así como la administración de 6840 fideicomisos. Desarrollo de la plataforma de informática para optimizar los procesos internos que permitan dar respuesta oportuna a los requerimientos de las Alcaldías, Gobernaciones y la Sociedad Civil Organizada en el marco del Plan Estratégico Informático.

Entre las metas más relevantes para este ejercicio, destacan las siguientes: recibir solicitudes de financiamiento por parte de Gobernaciones y Alcaldías, evaluación y aprobación de programas y proyectos, supervisión de programas y proyectos, apertura de fideicomisos y supervisión financiera de proyecto.

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de Estadísticas (INE), antigua Oficina Central de Estadística e Informática, creado por efecto de la promulgación del Decreto con Rango y Fuerza de Ley de la Función Pública de Estadística, inicia sus funciones en el año 2001 como instituto autónomo, con personalidad jurídica y patrimonio propio, adscrito al Ministerio de Planificación y Desarrollo, con el que se vincula especialmente, dada la importancia de la función estadística para el desarrollo de las políticas públicas.

El INE como ente coordinador del Sistema Estadístico Nacional, tiene como objetivo fundamental la elaboración del Plan Estadístico, instrumento ordenador y planificador de la actividad estadística del Estado. Igualmente, es el encargado de dictar la normativa que asegure la promoción, circulación y el acceso del público a la información estadística.

Para el 2003, la política del Instituto va dirigida al ámbito del usuario tanto público como privado, así como tanto del usuario nacional como internacional, a través de diferentes medios como el impreso, el digital (diskette y CD), correo electrónico, fax, consultas a través del centro de documentación, página   WEB   e   Internet. Asimismo, se prevé asesorías a los entes públicos (gobernaciones, alcaldías y demás entes públicos), que soliciten apoyo metodológico y logístico, en el ámbito del desarrollo de actividades estadísticas.

Adicionalmente, el Instituto estima cumplir con los requerimientos de los contratos colectivos, remunerar la evaluación del personal a través de ajustes en sus compensaciones, primas y beneficios, suplir de materiales y suministros a las coordinaciones de Estado, los programas estadísticos, el taller gráfico, el servicio de atención al usuario y el SIGE, cubrir los costos de los servicios básicos y contratos de mantenimientos y procurar el mantenimiento operativo de los programas estadísticos del INE.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**14.986.613.604**
Ingresos Ordinarios	162.577.533
- Ingresos de la Propiedad	162.577.533
Ingresos de Operación	133.000.000
- Ingresos por Venta de Bienes y Servicios	133.000.000
Transferencias para Financiar Gastos Corrientes	14.691.036.071
- Sector Público	14.691.036.071
Recursos Ordinarios	9.833.325.929
Gestión Fiscal	3.737.685.489
Otras Fuentes de Financiamiento	1.120.024.653
Recursos de Capital	**305.899.947**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	305.899.947
Recursos Financieros	**12.430.470.773**
Activos Financieros	12.430.470.773
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	12.430.470.773
TOTAL	**27.722.984.324**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**23.595.058.057**
Gastos de Consumo	22.910.808.057
Gastos de Personal	18.086.983.000
Materiales y Suministros	561.806.365
Servicios no Personales	3.956.118.745
Otros Gastos Corrientes de Instituciones Descentralizadas	305.899.947
Depreciación y Amortización	305.899.947
Otros Gastos Corrientes	684.250.000
Transferencias	684.250.000
Gastos de Capital	**43.800.000**
Activos Intangibles	43.800.000
Aplicaciones Financieras	**4.084.126.267**
Activos Financieros	295.577.533
Incremento de Caja y Bancos	295.577.533
Pasivos Financieros	3.788.548.734
Disminución de Cuentas Y Efectos a Pagar a Contratistas	2.453.000.000
Disminución de Otras Cuentas y Efectos a Pagar	1.335.548.734
TOTAL	**27.722.984.324**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Interconexión de Instituciones Públicas a través de Platino	Interconexión de Usuario	4.500
Diseño, recolección y procesamiento del XIII Censo de Población y Vivienda. (Etapa Post – Censal)	Publicación	48
Encuesta Industrial Anual	Cuestionario	2.516
Encuesta Industrial Cuantitativa Trimestral	Cuantitativa	1.500
Encuesta Industrial Cualitativa Trimestral	Cuestionario	2.016
Encuesta I.P.C. Nacional y por Entidad	Cuestionario	39.216
Encuesta de Comercio Cuantitativa Trimestral al Mayor y al Detal	Cuestionario	4.980
Encuesta de Comercio Cualitativa Trimestral al Mayor y al Detal	Cuestionario	4.980

METAS

Denominación	Unidad de Medida	Cantidad 2003
Encuesta de Comercio Anual al Mayor y al Detal	Cuestionario	5.000
Encuesta de Turismo Receptivo	Cuestionario	3.200
Encuesta de Turismo Emisivo	Cuestionario	8.000
Encuesta de Hogares por Muestreo	Cuestionario	90.000
Programa de Población y Análisis Demográfico	Informe	6
Programa de Estadísticas Ambientales	Informe	1
Programa de Comercio Interno y Servicios	Cuestionario	4.980
Turismo Interno	Cuestionario	2.000
Programa de Comercio (Precio y Consumo)	Informe	12
Programa Comercio Exterior	Boletín	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	829	3.568.368.000
- Directivo	46	446.883.500
- Profesional y Técnico	314	1.942.453.500
- Administrativo	348	782.815.000
- Obrero	121	396.216.000
Personal Contratado	612	3.729.600.000
- Empleado	612	3.729.600.000
TOTAL	**1.441**	**7.297.968.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	302	696.773.000
III	208.401 - 258.400	72	199.510.000
IV	258.401 - 308.400	53	176.170.000
V	308.401 - 358.400	17	66.030.000
VI	358.401 - 408.400	5	24.239.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	612	3.729.600.000
IX	508.401 - 558.400	58	358.383.371
X	558.401 - 608.400	68	460.117.000
XI	608.401 - 658.400	31	229.771.181
XII	658.401 - 708.400	3	24.072.700
XIII	708.401 - 758.400	51	440.533.019
XIV	758.401 - 808.400	14	134.557.354
XV	808.401 - 858.400	16	162.760.100
XVI	858.401 - 908.400		
XVII	908.401 - MAS	18	199.235.275
TOTAL		**1.320**	**6.901.752.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	28	69.362.000
III	208.401 - 258.400	38	116.523.000
IV	258.401 - 308.400	34	124.725.000
V	308.401 - 358.400	19	76.506.000
VI	358.401 - 408.400	2	9.100.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**121**	**396.216.000**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	158	596.347.649
Jubilado	134	526.099.668
Pensionado	24	70.247.981
Obrero	14	48.902.351
Jubilado	7	27.889.456
Pensionado	7	21.012.895
TOTAL	**172**	**645.250.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Recolección, Procesamiento y Análisis de Estadísticas	18.934.572.110
02	Plataforma de Información Oficial	199.990.000
03	XIII Censo de Población y Vivienda	4.198.396.000
99	Partidas no Asignables a Programas	4.390.026.214
	TOTAL	**27.722.984.324**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	18.086.983.000
4.02	Materiales y Suministros	561.806.365
4.03	Servicios no Personales	3.956.118.745
4.04	Activos Reales	43.800.000
4.05	Activos Financieros	295.577.533
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.788.548.734
4.07	Transferencias	684.250.000
4.08	Otros Gastos de Instituciones Descentralizadas	305.899.947
	TOTAL	**27.722.984.324**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	14.986.613.604
Ingresos Ordinarios	162.577.533
- Ingresos de la Propiedad (Detallar)	162.577.533
Ingresos por Colocaciones	162.577.533
Ingresos de Operación	133.000.000
- Ingresos por Venta de Bienes y Servicios	133.000.000
Transferencias para Financiar Gastos Corrientes (Detallar)	14.691.036.071
- Sector Público	14.691.036.071
Recursos Ordinarios	9.833.325.929
Gestión Fiscal	3.737.685.489
Otras Fuentes de Financiamiento	1.120.024.653
B. Gastos Corrientes	23.595.058.057
Gastos de Consumo	22.910.808.057
Gastos de Personal	18.086.983.000
Materiales y Suministros	561.806.365
Servicios no Personales	3.956.118.745
Otros Gastos Corrientes de Instituciones Descentralizadas	305.899.947
Depreciación y Amortización	305.899.947
Otros Gastos Corrientes	684.250.000
Transferencias (Detallar)	684.250.000
Pensiones y Jubilaciones	684.250.000
C. Resultado Económico: Ahorro/(Desahorro)	-8.608.444.453
II. Cuenta de Capital	
A. Recursos de Capital	-8.302.544.506
- Ahorro (Desahorro) en la Cuenta Corriente	-8.608.444.453
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	305.899.947
B. Gastos de Capital	43.800.000
Activos Intangibles	43.800.000
C. Resultado Financiero: Superavit/(Deficit)	-8.346.344.506
III. Cuenta Financiera	
A. Recursos Financieros	12.430.470.773
Activos Financieros	12.430.470.773
Disminución de Cuentas a Cobrar al Ejecutivo Na	12.430.470.773
B. Aplicaciones Financieras	12.430.470.773
Activos Financieros	295.577.533
Incremento de Caja y Bancos	295.577.533
Pasivos Financieros	3.788.548.734
Disminución de Cuentas Y Efectos a Pagar a Contratistas	2.453.000.000
Disminución de Otras Cuentas y Efectos a Pagar	1.335.548.734
Déficit Financiero	8.346.344.506

A0312
Fundación para el Desarrollo **de la**
Región Centro Occidental
(Fudeco)

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO
OCCIDENTAL (FUDECO).

LEY DE PRESUPUESTO 2003

A0312-1

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO), creada según acta constitutiva de fecha 20-10-64, con personalidad jurídica y patrimonio propio, funciona bajo la tutela del Ministerio de Planificación y Desarrollo. Su ámbito prioritario de actuación son los Estados Falcón, Lara, Portuguesa, Yaracuy y Cojedes.

Dentro de este contexto , la Fundación tiene como misión promover el desarrollo económico sustentable, en la región centro occidental de Venezuela, a través de la investigación, asesoría, capacitación, suministro de información y la realización de estudios y proyectos para elevar la capacidad de gestión de las organizaciones públicas y de la sociedad civil, dar respuestas oportunas a problemas relevantes y apoyar los procesos que garanticen el bienestar social y la calidad de vida del colectivo.

El presupuesto de ingresos de la Fundación para el ejercicio fiscal 2003, alcanza a Bs. 2.318,9 millones y estará constituido por un aporte del Ejecutivo Nacional a través del Ministerio de Planificación de Bs. 2.000,0 millones (86,2%) y Bs. 296,9 millones de ingresos propios e incremento de la depreciación acumulada Bs. 22,0 millones (13,8%).

Para el logro de los objetivos propuestos se ha considerado un presupuesto de gastos de Bs. 2.318,8 millones, donde los corrientes totalizan Bs. 2.293,1 millones (98,8%), los de inversión Bs. 6,0 millones (0,3%) y la disminución de deudores Bs. 19,8 millones (0,9%).

Los objetivos que persigue la Institución, se plasman en la consecución de las siguientes metas: Desarrollo sostenible de la cuenca del río Tocuyo, Diagnostico y Plan de promoción de la infraestructura portuaria, cosecha y siembra de nuez de Macadamia, producción y plantas de café.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.296.874.930**
Ingresos Ordinarios	2.000.000.000
- Ingresos por Aportes y Contribuciones	2.000.000.000
Ingresos de Operación	296.874.930
- Ingresos por Venta de Bienes y Servicios	296.874.930
Recursos de Capital	**22.006.200**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.006.200
TOTAL	**2.318.881.130**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.293.054.830**
Gastos de Consumo	2.072.041.626
Gastos de Personal	1.482.541.493
Materiales y Suministros	84.195.000
Servicios no Personales	483.298.933
Otros Gastos Corrientes de Instituciones Descentralizadas	22.006.200
Depreciación y Amortización	22.006.200
Otros Gastos Corrientes	221.013.204
Transferencias	221.013.204
Gastos de Capital	**6.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	6.000.000
Aplicaciones Financieras	**19.826.300**
Activos Financieros	15.826.300
Incremento de Caja y Bancos	15.826.300
Pasivos Financieros	4.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	4.000.000
TOTAL	**2.318.881.130**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Servicio de consulta y préstamo	Usuarios	15.000
Copiado de documentos y planos	Copias	50.000
Parque logístico de Barquisimeto Estado Lara	Estudio	1
Sistema de Indicadores Plan de Desarrollo	Informe	3
Mantenimiento del Sistema de Información	Base de Datos	4
Programa de Formación de Recursos Humanos del Sector Público	Cursos	12
Coordinación Interinstitucional	Reuniones	4
Análisis de Ventajas Regionales	Informe	2
Plan de Promoción de Proyectos Motrices	Plan	1
Plan de Promoción de Proyectos Motrices	Plan	1

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL (FUDECO).

LEY DE PRESUPUESTO 2003

A0312-3

METAS

Denominación	Unidad de Medida	Cantidad 2003
Convenio Parque Nacional Tirgua - Plan de ordenamiento y reglamento de uso	Plan	1
Plan Operativo FUDECO	Plan	1
Plan de Promoción de Proyectos de Articulación Vial	Plan	1
Plan de Promoción de Proyectos de Servicios Básicos	Proyecto	1
Proyectos de Desarrollo Sostenible Turismo en la RCO	Informe	1
Planes de Desarrollo Planes Estratégicos en Zonas Especiales	Informe	2
Planes de Desarrollo y Planes Estratégicos en Saraos	Informes	4
Cuentas Regionales	Informe	9
Desarrollo Sostenible de la Cuenca Alta del Río Tocuyo	Plan	3
Proyecto Sisal	Proyecto	1
Convenio Universidad Fermín Toro Barquisimeto-Lara	Curso/Actividad	6
Promoción de la Nuez de Macadamia	Informe	7
Plan de Desarrollo de la Red de Mercados Mayoristas	Informe	2
Planes Municipales	Informe	2
Diagnóstico y Plan de Promoción de la Infraestructura Aeroportuaria	Informe	1
Eventos de Promoción Regional	Informe	1
Cosecha y beneficio de nuez de macadamia	Toneladas Métricas	100
Siembra de nuez de macadamia	Plantas	1.600
Producción de plantas de café	Miles de plantas	150
Cosecha y beneficio de café	Quintales	2.000
Siembra de café	Número de plantas	130.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	104	499.115.696
- Directivo	7	69.191.760
- Profesional y Técnico	33	235.766.564
- Personal Administrativo	40	140.059.800
- Obrero	24	54.097.572
Personal Contratado	19	35.817.600
- Empleado	1	5.817.600
- Obrero	18	30.000.000
TOTAL	**123**	**534.933.296**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	3	6.462.720
II	190.081 - 208.400	3	7.154.400
III	208.401 - 258.400	17	48.672.000
IV	258.401 - 308.400	2	6.864.000
V	308.401 - 358.400	4	16.975.680
VI	358.401 - 408.400		
VII	408.401 - 458.400	15	74.991.740
VIII	458.401 - 508.400	8	44.847.000
IX	508.401 - 558.400	6	38.345.520
X	558.401 608.400	3	21.296.880
XI	608.401 - 658.400	4	30.263.040
XII	658.401 - 708.400	2	16.988.400
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	8	74.318.760
XV	808.401 - 858.400	4	41.025.504
XVI	858.401 - 908.400	1	10.872.840
XVII	908.401 - MAS	1	11.757.240
	TOTAL	**81**	**450.835.724**

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL (FUDECO).

LEY DE PRESUPUESTO 2003

A0312-5

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	36	68.251.332
II	190.081 - 208.400		
III	208.401 - 258.400	6	15.846.240
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	42	84.097.572

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	38	221.013.204
Jubilado	38	221.013.204
TOTAL	38	221.013.204

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección Central General	2.040.580.350
2	Producción Agrícola	193.893.184
3	Gastos no Clasificados Sectorialmente	84.407.596
	TOTAL	2.318.881.130

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL (FUDECO).

LEY DE PRESUPUESTO 2003

A0312 - 6

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	1.482.541.493
402	Materiales y Suministros	84.195.000
403	Servicios no Personales	483.298.933
404	Activos Reales	6.000.000
405	Activos Financieros	15.826.300
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.000.000
407	Transferencias	221.013.204
408	Otros Gastos de Instituciones Descentralizadas	22.006.200
	TOTAL	**2.318.881.130**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.296.874.930**
Ingresos Ordinarios	2.000.000.000
- Ingresos por Aportes y Contribuciones	2.000.000.000
Ministerio de Planificación y Desarrollo	2.000.000.000
- Recursos Ordinarios	1.338.600.000
- Gestión Fiscal	508.800.000
- Otras Fuentes de Financiamiento	152.600.000
Ingresos de Operación	296.874.930
- Ingresos por Venta de Bienes y Servicios	296.874.930
B. Gastos Corrientes	**2.293.054.830**
Gastos de Consumo	2.072.041.626
Gastos de Personal	1.482.541.493
Materiales y Suministros	84.195.000
Servicios no Personales	483.298.933
Otros Gastos Corrientes de Instituciones Descentralizadas	22.006.200
Depreciación y Amortización	22.006.200
Otros Gastos Corrientes	221.013.204
Transferencias	221.013.204
-Transferencias Corrientes Internas	221.013.204
- Jubilaciones	152.964.704
- Aguinaldos al Personal Jubilado	38.241.200
- Aportes a Caja de Ahorro del Personal Jubilado	3.059.300
- Aportes al Seguro de HCM del Personal Jubilado	26.748.000
C. Resultado Económico: Ahorro	**3.820.100**

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL (FUDECO).

LEY DE PRESUPUESTO 2003

A0312-7

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**25.826.300**
- Ahorro en la Cuenta Corriente	3.820.100
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.006.200
B. Gastos de Capital	**6.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	6.000.000
C. Resultado Financiero: Superaviit	**19.826.300**
III. Cuenta Financiera	
A. Recursos Financieros	**19.826.300**
Superávit Financiero	19.826.300
B. Aplicaciones Financieras	**19.826.300**
Activos Financieros	15.826.300
Incremento de Caja y Bancos	15.826.300
Pasivos Financieros	4.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	4.000.000

A0325
Fundación Escuela de Gerencia
Social

POLÍTICA PRESUPUESTARIA

La Fundación Escuela de Gerencia Social, tiene como objetivo principal la formación, capacitación y desarrollo de los cuadros gerenciales para los organismos del sector público, responsables de la ejecución de los planes de desarrollo social del Estado, en las áreas de gestión que le son específicas. Promover la investigación aplicada para el desarrollo de una adecuada gestión de los organismos responsables de los programas sociales y mantener un centro de información y documentación que contenga la bibliografía técnica más relevante, producida nacional e internacionalmente.

Para el 2003, la Fundación Escuela de Gerencia Social, seguirá contribuyendo con la formación de gerentes públicos, en el uso de la información, capacitación y metodologías aplicadas a la gestión social, a través de actividades de docencia, asistencia técnica, investigación e información.

El marco de acción de la Fundación enfatizará el apoyo a los procesos de planificación, formulación, evaluación y seguimiento de políticas y programas sociales del Estado, en sus niveles centralizados y descentralizados, a través de la capacitación, asesoría técnica, investigación e información y el desarrollo de nuevas estrategias metodológicas, orientadas a la producción de una investigación íntimamente conectada con la intervención, que facilite instrumentos útiles para la toma de decisiones. Apoyará, decididamente, el proceso de descentralización de los programas sociales a nivel estadal y municipal, dotando de instrumentos eficientes a la gerencia de dichos programas.

En el marco de estos lineamientos, la Fundación diseñará, ejecutará y coordinará programas docentes de capacitación, formación y especialización, destinados a fortalecer la gestión de los gerentes del sector en áreas prioritarias, tales como información social, formulación y evaluación de programas sociales, planificación estratégica, diagnóstico social, gerencia de programas sociales, diseño y seguimiento de programas sociales, desarrollo gerencial, cambio organizacional y técnicas de negociación.

Con acreditación de la U.C.A.B, la FEGS procederá a graduar las cohortes del curso de Especialización en Gerencia de Programas Sociales y proseguirá el desarrollo de las otras cohortes del mismo curso, así como las cohortes del curso de Especialización con la Universidad Centro Occidental Lisandro Alvarado. Paralelamente, continuará la Maestría en la misma temática conjuntamente con la U.C.A.B.

Un eje fundamental de su acción, lo constituirá el apoyo dirigido a afianzar los procesos de modernización del Estado y de transferencia de competencias iniciado por el Gobierno Central, fortaleciendo capacidades de gestión de programas sociales, en los niveles estatal y municipal de Gobierno.

Asimismo, intensificará el establecimiento de convenios y relaciones de cooperación con universidades, organismos e instancias, tanto nacionales como internacionales, así como de organizaciones no gubernamentales, en áreas prioritarias de acción de la FEGS.

Continuará con el desarrollo del Servicio de Información especializado en políticas, planes y gerencia social y mantendrá como línea de trabajo permanente, el desarrollo y creación de otros sistemas de información, disponibles por vía telemática, con la finalidad de consolidar la oferta de información en el área.

Finalmente, se mantendrá el desarrollo de la línea editorial de la FEGS, mediante la edición de publicaciones especializadas en las temáticas antes señaladas, con el objetivo de promover la difusión del conocimiento en el área social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.301.669.760**
Ingresos Ordinarios	62.000.000
- Ingresos de la Propiedad	62.000.000
Ingresos de Operación	283.347.140
- Ingresos por Venta de Bienes y Servicios	283.347.140
Transferencias para Financiar Gastos Corrientes	956.322.620
- Sector Público	956.322.620
Recursos Ordinarios	640.066.729
Gestión Fiscal	243.288.475
Otras Fuentes de Financiamiento	72.967.416
Recursos de Capital	**47.069.440**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	47.069.440
Recursos Financieros	**48.739.277**
Activos Financieros	37.739.277
Disminución de Caja y Bancos	37.739.277
Pasivos Financieros	11.000.000
Incrementos de Cuentas a Pagar	11.000.000
TOTAL	**1.397.478.477**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.341.398.477**
Gastos de Consumo	1.331.896.617
Gastos de Personal	923.241.377
Materiales y Suministros	87.112.132
Servicios no Personales	274.473.668
Otros Gastos Corrientes de Instituciones Descentralizadas	47.069.440
Depreciación y Amortización	47.069.440
Otros Gastos Corrientes	9.501.860
Transferencias	9.501.860
Gastos de Capital	**56.080.000**
Adquisición de Maquinarias, Equipos e Inmuebles	56.080.000
TOTAL	**1.397.478.477**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Investigación social aplicada a áreas asociadas a gerencia social.	Investigación	3
Asistencia técnica a organismos del nivel central, descentralizado y organismos no gubernamentales vinculados a la programación social del Estado.	Institución Asistida	3
Dictado de cursos, talleres y conferencias a profesionales del sector social, en los diferentes niveles de gobierno.	Curso Dictado Personal Capacitado	74 765
Producción y edición de materiales auto-formativos en el área social.	Material Impreso	1
Desarrollo de programas de acompañamiento institucional a los funcionarios de los organismos del sector social.	Institución Asistida	4
Atención a usuarios del sector social, mediante consultas bibliográficas en sala, servicio de fotocopias, envío de documentos y atención telefónica	Usuario Atendido	3.664
Edición, reproducción y distribución de libros con investigaciones del área social y asistencia técnica.	Título Publicado Ejemplar Distribuido	12 3.900
Asistencia técnica en el área de información a organismos del sector social.	Organismo Asistido	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	34	326.576.330
- Directivo	7	100.287.250
- Profesional y Técnico	15	159.447.110
- Personal Administrativo	12	66.841.970
Personal Contratado	58	163.774.400
- Empleado	58	163.774.400
TOTAL	**92**	**490.350.730**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	58	163.774.400
IV	258.401 - 308.400	3	9.815.730
V	308.401 - 358.400		
VI	358.401 - 408.400	7	30.223.640
VII	408.401 - 458.400		
VIII	458.401 - 508.400	2	11.192.090
IX	508.401 - 558.400		
X	558.401 - 608.400	3	20.508.260
XI	608.401 - 658.400		
XII	658.401 - 708.400	1	8.065.780
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	18	246.770.830
	TOTAL	92	490.350.730

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1	5.501.860
Jubilado	1	5.501.860
TOTAL	1	5.501.860

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación y Capacitación	352.874.087
02	Información y Documentación	199.441.880
03	Investigación Social Aplicada	33.000.000
04	Asistencia Técnica	22.000.000
05	Dirección Superior y Administración	790.162.510
	TOTAL	1.397.478.477

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	923.241.377
4.02	Materiales y Suministros	87.112.132
4.03	Servicios no Personales	274.473.668
4.04	Activos Reales	56.080.000
4.07	Transferencias	9.501.860
4.08	Otros Gastos de Instituc	47.069.440
	TOTAL	1.397.478.477

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.301.669.760**
Ingresos Ordinarios	62.000.000
- Ingresos de la Propiedad	62.000.000
Intereses	62.000.000
Ingresos de Operación	283.347.140
- Ingresos por Venta de Bienes y Servicios	283.347.140
Transferencias para Financiar Gastos Corrientes	956.322.620
- Sector Público	956.322.620
Recursos Ordinarios	640.066.729
Gestión Fiscal	243.288.475
Otras Fuentes de Financiamiento	72.967.416
B. Gastos Corrientes	**1.341.398.477**
Gastos de Consumo	1.331.896.617
Gastos de Personal	923.241.377
Materiales y Suministros	87.112.132
Servicios no Personales	274.473.668
Otros Gastos Corrientes de Instituciones Descentralizadas	47.069.440
Depreciación y Amortización	47.069.440
Otros Gastos Corrientes	9.501.860
Transferencias (Detallar)	9.501.860
Jubilaciones	5.001.860
Transferencias Diversas	4.500.000
C. Resultado Económico: Ahorro/(Desahorro)	**-39.728.717**
II. Cuenta de Capital	
A. Recursos de Capital	**7.340.723**
Ahorro (Desahorro) en la Cuenta Corriente	-39.728.717
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	47.069.440
B. Gastos de Capital	56.080.000
Adquisición de Maquinarias, Equipos e Inmuebles	56.080.000
C. Resultado Financiero: Superávit/(Déficit)	**-48.739.277**
III. Cuenta Financiera	
A. Recursos Financieros	**48.739.277**
Activos Financieros	37.739.277
Disminución de Caja y Bancos	37.739.277
Pasivos Financieros	11.000.000
Incremento de Cuentas por Pagar	11.000.000
B. Aplicaciones Financieras	**48.739.277**
Déficit Financiero	48.739.277

A0335
Instituto Venezolano de
Planificación (IVEPLAN)

POLÍTICA PRESUPUESTARIA

El Instituto Venezolano de Planificación (IVEPLAN), tiene como propósito fundamental el fortalecer las capacidades de gestión en los procesos de modernización del Estado, a través del diseño y consolidación de metodologías e instrumentos de planificación, gerencia, descentralización y recursos humanos.

IVEPLAN, centro democrático, participativo e innovador se proyecta en el tiempo y en el espacio, interviniendo en el desarrollo integral del país, priorizando demandas para el bienestar, capacitando hombres de gobierno, fortaleciendo las capacidades de gestión, siempre en la búsqueda de la excelencia.

Para el 2003, el Instituto estima que sus gastos se mantendran en los mismos niveles de austeridad y racionalidad recomendados por el Ejecutivo Nacional, durante el año 2002.

En este sentido, debe señalarse, que el personal docente que presta servicios a la institución se incorpora en función de horas de clases y en relación a los cursos dictados, cobrando tarifas por horas docentes preestablecidas. Asimismo, los honorarios profesionales, los cuales van unidos a la firma de convenios de investigación o asesorías, no ocasionando costos adicionales de índole laboral.

La prestación de servicios, estará dirigida a satisfacer necesidades del sector público, especialmente las requeridas por el Ministerio de Planificación y Desarrollo, los entes descentralizados, regionales y locales, en particular se aspira consolidar los programas de asistencia a los estados y municipalidades y a proyectos que tiendan a mejorar al sector social.

Atender a la formación de recursos humanos de los sectores públicos y privados en los campos de planificación, gerencia y técnicas de gobierno. Esto se desarrolla a través de la Escuela de Ciencias y Técnicas de Gobierno; mediante los Post-grados en "Planificación Global", "Gerencia Pública", "Planificación y Gerencia", Cursos Superiores y en Educación Continua, con cursos de mejoramiento profesional de acuerdo a lo establecido en el Plan Operativo 2003.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**588.515.100**
Ingresos de Operación	
- Ingresos por Venta de Bienes y Servicios	
Transferencias para Financiar Gastos Corrientes	
- Sector Público	358.190.968
Recursos Ordinarios	239.737.215
Gestión Fiscal	91.123.782
Otras Fuentes de Financiamiento	27.329.971
Recursos de Capital	**1.304.400**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y	
Otras Reservas	1.304.400
TOTAL	**589.819.500**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**577.639.500**
Gastos de Consumo	524.584.400
Gastos de Personal	473.436.000
Materiales y Suministros	18.644.000
Servicios no Personales	30.200.000
Otros Gastos Corrientes de Instituciones Descentralizadas	2.304.400
Depreciación y Amortización	1.304.400
Impuestos por Pago Directo	1.000.000
Otros Gastos Corrientes	53.055.100
Transferencias	53.055.100
Gastos de Capital	**12.180.000**
Adquisición de Maquinarias, Equipos e Inmuebles	10.800.000
Otros Activos Reales	1.380.000
TOTAL	**589.819.500**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Cursos de Post-Grado	Curso	6
Cursos de Educación Continua	Curso	48
Curso Superior	Curso	3
Personal Formado	Formado	856
Proyecto de Investigación	Proyecto	4
Asesoría a Organismo	Asesoría	3
Publicación de Documentos	Documento	5
Seminarios	Seminario	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	34	171.816.600
- Directivo	3	33.409.800
- Profesional y Técnico	14	76.632.200
- Personal Administrativo	17	61.774.600
Personal Contratado	4	20.000.000
- Empleado	4	20.000.000
Personal Fijo a Tiempo Parcial	46	65.000.000
- Personal Docente	46	65.000.000
TOTAL	**84**	**256.816.600**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	46	65.000.000
II	190.081 - 208.400	3	7.194.700
III	208.401 - 258.400	7	20.679.000
IV	258.401 - 308.400	2	6.654.000
V	308.401 - 358.400	2	7.506.000
VI	358.401 - 408.400	2	8.773.700
VII	408.401 - 458.400	14	69.586.800
VIII	458.401 - 508.400	1	5.851.600
IX	508.401 - 558.400		
X	558.401 - 608.400	1	6.723.400
XI	608.401 - 658.400	1	7.858.900
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	5	50.988.500
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**84**	**256.816.600**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	2	53.055.100
Jubilado	2	53.055.100
TOTAL	**2**	**53.055.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	79.679.000
02	Dirección de Asesoría	74.288.400
03	Dirección de Investigación y Estudios de Post-Grados	96.357.300
04	Escuela de Ciencias y Técnicas de Gobierno	123.887.300
05	Centro de Información Y Documentación	33.650.000
06	Coordinación de Servicios Administrativos y Apoyo Logístico	181.957.500
	TOTAL	**589.819.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	473.436.000
4.02	Materiales y Suministros	18.644.000
4.03	Servicios no Personales	30.200.000
4.04	Activos Reales	12.180.000
4.07	Transferencias	53.055.100
4.08	Otros Gastos de Instituciones Descentralizadas	2.304.400
	TOTAL	**589.819.500**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	588.515.100
Ingresos de Operación	230.324.132
- Ingresos por Venta de Bienes y Servicios	230.324.132
Transferencias para Financiar Gastos Corrientes	358.190.968
- Sector Público	358.190.968
Recursos Ordinarios	239.737.215
Gestión Fiscal	91.123.782
Otras Fuentes de Financiamiento	27.329.971
B. Gastos Corrientes	577.639.500
Gastos de Consumo	524.584.400
Gastos de Personal	473.436.000
Materiales y Suministros	18.644.000
Servicios no Personales	30.200.000
Otros Gastos Corrientes de Instituciones Descentralizadas	2.304.400
Depreciación y Amortización	1.304.400
Impuestos por Pago Directo	1.000.000
Otros Gastos Corrientes	53.055.100
Transferencias (Detallar)	53.055.100
Jubilaciones	53.055.100
C. Resultado Económico: Ahorro/(Desahorro)	10.875.600
II. Cuenta de Capital	
A. Recursos de Capital	12.180.000
- Ahorro (Desahorro) en la Cuenta Corriente	10.875.600
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.304.400
B. Gastos de Capital	12.180.000
Adquisición de Maquinarias, Equipos e .Inmuebles	10.800.000
Otros Activos Reales	1.380.000
C. Resultado Financiero: Equilibrio	0

Ministerio de Ciencia y Tecnología

A0022
Instituto   Nacional de
Investigaciones Agrícolas (INIA)

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de Investigaciones Agrícolas (I.N.I.A.), tiene como objetivo fundamental investigar y prestar servicios especializados para generar y validar los conocimientos y tecnologías requeridos por las cadenas agroalimentarias prioritarias para el Estado Venezolano, con miras a contribuir con el desarrollo sostenible y competitivo del sector agrícola, pecuario, forestal, pesquero y del medio rural; garantizar la seguridad alimentaria y el alivio de la pobreza.

El INIA, tiene la visión de ser la institución oficial y líder del sistema nacional de ciencia y tecnología agrícola, con reconocimiento social y proyección internacional; generadora de conocimientos y tecnologías de relevancia para la producción agrícola tropical sostenible; ser organizada a fin de responder estratégicamente a las expectativas tecnológicas de los usuarios y contribuir al mejoramiento del nivel alimentario nacional y el aumento de las exportaciones.

Para el ejercicio fiscal 2003, el ente contará con un proyecto de presupuesto de Bs. 40.747,3 millones, con los cuales espera alcanzar las siguientes metas: producir 90.000 kilogramos de semilla básica, 850.008 alevines, 190 reproductores, realizar 11.000 análisis de suelo, certificar 35.000 toneladas métricas de semillas, aplicar 1.150.000 dosis de inmunobiológicos, llevar a cabo 6.050 diagnósticos y realizar 573 investigaciones y transferencias en las áreas agrícola vegetal (401), agrícola animal (108) y agrícola pesquera (64).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**33.845.060.000**
Ingresos de Operación	520.000.000
- Ingresos por Venta de Bienes y Servicios	520.000.000
Transferencias para Financiar Gastos Corrientes	33.325.060.000
Ministerio de Ciencia y Tecnología	
-Recursos Ordinarios	21.921.930.000
-Gestión Fiscal	2.362.000.000
-Otras Fuentes de Financiamiento	9.041.130.000
Recursos de Capital	**6.902.280.000**
-Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	120.000.000
-Transferencias para Financiar Gastos de Capital	6.782.280.000
Ministerio de Ciencia y Tecnología	
-Gestión Fiscal	3.782.280.000
-Programas y Proyectos	3.000.000.000
Programa de Desarrollo Tecnológico Agropecuario PRODETEC III	3.000.000.000
Recursos Financieros	**0**
TOTAL	**40.747.340.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**31.955.060.000**
Gastos de Consumo	28.910.398.000
Gastos de Personal	25.927.283.000
Materiales y Suministros	353.308.000
Servicios no Personales	2.509.807.000
Otros Gastos Corrientes de Instituciones Descentralizadas	120.000.000
Depreciación y Amortización	120.000.000
Otros Gastos Corrientes	3.044.662.000
Transferencias	3.044.662.000
Gastos de Capital	**8.792.280.000**
Obras de Infraestructura	1.026.460.000
Activos Intangibles	6.225.820.000
Otros Activos Reales	900.000.000
Gastos Capitalizables	640.000.000
- Servicios no Personales	440.000.000
- Otros Gastos de Instituciones Descentralizadas	
Otros Gastos	200.000.000
Aplicaciones Financieras	**0**
TOTAL	**40.747.340.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Producción de Semillas Básicas	Kilogramo	90.000
Producción de Alevines	Alevín	850.008
Producción de Suero Inmunobiológico	Dósis	1.150.000
Producción de Reproductores	Animal	190
Análisis de Suelos	Análisis	11.000
Certificación de Semillas	TM	35.000
Elaboración de Diagnósticos Agropecuarios	Estudio	6.050
Investigación y Transferencia	Estudio	573
Agrícola Vegetal	Estudio	401
Agrícola Animal	Estudio	108
Agrícola Pesquera	Estudio	64

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.652	11.579.760.000
- Directivo	21	180.086.000
- Profesional y Técnico	135	1.161.505.000
- Personal Administrativo	259	1.031.677.000
- Obrero	530	2.356.471.000
- Personal de Investigación	707	6.850.021.000
Personal Contratado	111	606.790.000
- Empleado	94	541.808.000
- Obrero	17	64.982.000
TOTAL	**1.763**	**12.186.550.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	238	954.469.000
VI	358.401 - 408.400		
VII	408.401 - 458.400	38	202.948.000
VIII	458.401 - 508.400	53	311.634.000
IX	508.401 - 558.400		
X	558.401 - 608.400	38	270.808.000
XI	608.401 - 658.400	53	411.790.000
XII	658.401 - 708.400	349	2.926.820.000
XIII	708.401 - 758.400	231	2.005.318.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400	7	71.370.000
XVI	858.401 - 908.400		
XVII	908.401 - MAS	209	2.614.240.000
TOTAL		**1.216**	**9.769.397.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	15	57.389.000
VI	358.401 - 408.400	532	2.359.764.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**547**	**2.417.153.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	310	2.325.206.000
- Jubilado	247	2.022.992.165
- Pensionado	63	302.213.835
Obrero	40	369.456.000
- Jubilado	40	369.456.000
TOTAL	**350**	**2.694.662.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación	17.747.194.000
02	Tecnología	11.734.256.000
03	Vinculación y Negociación	2.001.610.000
04	Prodetec III	9.144.280.000
99	Partidas No Asignables a Programas	120.000.000
	TOTAL	**40.747.340.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	25.927.283.000
4.02	Materiales y Suministros	353.308.000
4.03	Servicios no Personales	2.949.807.000
4.04	Activos Reales	8.152.280.000
4.07	Transferencias	3.244.662.000
4.08	Otros Gastos de Instituciones Descentralizadas	120.000.000
TOTAL		**40.747.340.000**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**33.845.060.000**
Ingresos de Operación	520.000.000
- Ingresos por Venta de Bienes y Servicios	520.000.000
Transferencias para Financiar Gastos Corrientes	33.325.060.000
Ministerio de Ciencia y Tecnología	
-Recursos Ordinarios	21.921.930.000
-Gestión Fiscal	2.362.000.000
-Otras Fuentes de Financiamiento	9.041.130.000
B. Gastos Corrientes	**31.955.060.000**
Gastos de Consumo	28.910.398.000
Gastos de Personal	25.927.283.000
Materiales y Suministros	353.308.000
Servicios No Personales	2.509.807.000
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	120.000.000
Otros Gastos Corrientes	3.044.662.000
Transferencias	3.044.662.000
Pensionados y Jubilados	2.694.662.000
Becarios Nacionales e Internacionales	350.000.000
C. Resultado Económico: Ahorro	**1.890.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**8.792.280.000**
-Ahorro en la Cuenta Corriente	1.890.000.000
-Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	120.000.000
-Transferencias para Financiar Gastos de Capital	6.782.280.000
Ministerio de Ciencia y Tecnología	
-Gestión Fiscal	3.782.280.000
-Programas de Proyectos	3.000.000.000
Programa Desarrollo Tecnológico Agropecuario PRODETEC III	3.000.000.000
B. Gastos de Capital	**8.792.280.000**
Obras de Infraestructura	1.026.460.000
Activos Intangibles	6.225.820.000
Otros Activos Reales	900.000.000
Gastos Capitalizables	640.000.000
- Servicios no Personales	440.000.000
- Otros Gastos de Instituciones Descentralizadas	
Otros Gastos	200.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	**0**

A0063

Instituto Venezolano de
Investigaciones Científicas (IVIC)

POLÍTICA PRESUPUESTARIA

El IVIC se dedica a la investigación fundamental y aplicada en las diversas ramas de las ciencias, con énfasis en el desarrollo de proyectos en petróleo, materiales, física, astrofísica, etc; trabajos de investigación y estudios en las áreas de salud, sociales, políticas y otras. Así como, la formación de recursos humanos en ciencia y tecnología a través de programas de postgrado, pregrado y extensión.

En términos generales los recursos cubren los gastos mínimos requeridos de funcionamiento ya que los niveles de desahorro y déficit que presenta el Instituto mejorarán en la medida en que se defina el financiamiento relativo a las incidencias derivadas de la contratación colectiva y a las prestaciones sociales, compromiso asumido por el Ejecutivo Nacional.

Entre las metas mas importantes a desarrollar en 2003 se destacan 248 proyectos de investigación, 381 trabajos científicos, 3.185 asesorías de proyectos y servicios tecnológicos, 4.706 renovaciones y nuevas suscripciones de libros y revistas y se formarán 739 alumnos, entre actividades de pregrado y postgrado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**31.909.204.302**
Ingresos Ordinarios	283.187.500
Ingresos de la Propiedad (Intereses)	283.187.500
Ingresos de Operación	1.500.000.000
Ingresos por Venta de Bienes y Servicios	1.500.000.000
Transferencias para Financiar Gastos Corrientes	29.832.370.000
Otros Ingresos	293.646.802
Recursos de Capital	**1.000.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.000.000.000
Recursos Financieros	**23.782.247.201**
Activos Financieros	4.628.969.113
Disminución de Caja y Bancos	4.628.969.113
Pasivos Financieros	19.153.278.088
Incremento de Otros Pasivos no Circulantes	19.153.278.088
TOTAL	**56.691.451.503**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**51.747.396.348**
Gastos de Consumo	45.515.993.837
Gastos de Personal	38.514.754.636
Materiales y Suministros	2.023.633.931
Servicios no Personales	3.997.605.270
Otros Gastos Corrientes de Instituciones Descentralizadas	1.000.000.000
Depreciación y Amortización	1.000.000.000
Ajuste por Variación de Inventarios	-20.000.000
Otros Gastos Corrientes	6.231.402.511
Transferencias	6.231.402.511
Gastos de Capital	**4.944.055.155**
Adquisición de Maquinarias, Equipos e Inmuebles	3.924.055.155
Otros Activos Reales	1.000.000.000
Incremento de Inventarios	20.000.000
TOTAL	**56.691.451.503**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proyecto de Investigación	Proyecto	248
Asesoría y Servicio Técnico	Asesoría	3.185
Curso Especial	Curso	6
Trabajo Científico	Publicación	381
Matrícula (Post-Pregrado)	Alumno	739
Renovación de Suscripción	Libro/Revista	4.400
Nueva Suscripción	Título	236
Nueva Suscripción	CD-Rom	70

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	845	7.732.582.394
Directivo	28	352.942.916
Profesional y Técnico	126	870.702.593
Personal Administrativo	140	586.672.942
Personal de Investigación	302	5.007.853.174
Obrero	249	914.410.769
Personal Contratado	81	1.120.957.977
Empleado	81	1.120.957.977
Personal Fijo a Tiempo Parcial	5	31.110.493
Personal Médico	5	31.110.493
TOTAL	**931**	**8.884.650.864**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	48	174.539.623
V	308.401 - 358.400	10	41.928.929
VI	358.401 - 408.400		
VII	408.401 - 458.400	46	227.572.405
VIII	458.401 - 508.400	127	742.306.678
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	80	593.626.422
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	113	1.202.766.384
XVII	908.401 - MAS	258	4.987.499.654
	TOTAL	682	7.970.240.095

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	44	143.284.640
V	308.401 - 358.400	205	771.126.129
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	249	914.410.769

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	241	5.331.774.981
Jubilado	203	4.979.741.649
Pensionado	38	352.033.332
Obrero	125	492.851.332
Pensionado	125	492.851.332
TOTAL	**366**	**5.824.626.313**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación General	21.414.271.182
02	Investigaciones Científicas y Tecnológicas	27.785.702.020
03	Información y Documentación Científica y Tecnológica	3.091.458.965
04	Formación Avanzada de Recursos Humanos en Ciencia y Tecnología	1.207.541.601
05	Asesorías, Proyectos y Servicios Tecnológicos	2.192.477.735
99	Partidas no asignables a Programas	1.000.000.000
	TOTAL	**56.691.451.503**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.514.754.636
4.02	Materiales y Suministros	2.003.633.931
4.03	Servicios no Personales	3.997.605.270
4.04	Activos Reales	4.944.055.155
4.07	Transferencias	6.231.402.511
4.08	Otros Gastos de Instituciones Descentralizadas	1.000.000.000
	TOTAL	**56.691.451.503**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**31.909.204.302**
Ingresos Ordinarios	283.187.500
Ingresos de la Propiedad	283.187.500
Intereses	283.187.500
Ingresos de Operación	1.500.000.000
Ingresos por Venta de Bienes y Servicios	1.500.000.000
Transferencias para Financiar Gastos Corrientes	29.832.370.000
Ministerio de Ciencia y Tecnología	
Financiamiento Ordinario	21.183.170.000
Otras Fuentes de Financiamiento	7.649.200.000
Gestión Fiscal	1.000.000.000
Otros Ingresos	293.646.802

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos Corrientes	**51.747.396.348**
Gastos de Consumo	45.515.993.837
Gastos de Personal	38.514.754.636
Materiales y Suministros	2.023.633.931
Servicios no Personales	3.997.605.270
Otros Gastos Corrientes de Instituciones Descentralizadas	1.000.000.000
Depreciación y Amortización	1.000.000.000
Ajuste por Variación de Inventario	-20.000.000
Otros Gastos Corrientes	6.231.402.511
Transferencias	6.231.402.511
Pensiones y Jubilaciones	5.824.626.313
Transferencias Corrientes Diversas	91.438.773
Otras Transferencias	315.337.425
C. Resultado Económico: Desahorro	**-19.838.192.046**
II. Cuenta de Capital	
A. Recursos de Capital	**-18.838.192.046**
Deshahorro en la Cuenta Corriente	-19.838.192.046
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.000.000.000
B. Gastos de Capital	**4.944.055.155**
Adquisición de Maquinarias, Equipos e Inmuebles	3.924.055.155
Otros Activos Reales	1.000.000.000
Incremento de Inventarios	20.000.000
C. Resultado Financiero: Déficit	**-23.782.247.201**
III. Cuenta Financiera	
A. Recursos Financieros	**23.782.247.201**
Activos Financieros	4.628.969.113
Disminución de Caja y Bancos	4.628.969.113
Pasivos Financieros	19.153.278.088
Incremento de Otros Pasivos no Circulantes	19.153.278.088
B. Aplicaciones Financieras	**23.782.247.201**
Déficit Financiero	23.782.247.201

A0191
Fundación Venezolana
de Promoción del Investigador
(FVPI)

POLÍTICA PRESUPUESTARIA

La Fundación Venezolana de Promoción del Investigador, tiene como objetivo principal, contribuir al fortalecimiento, desarrollo y apoyo de los científicos tecnólogos, en todos los ámbitos de las instituciones de educación superior, estimular la productividad de la investigación de alta calidad y pertenencia social, científica y tecnológica, preservando y contribuyendo a estimular la planta de científicos y tecnólogos existentes en la actualidad; colaborar con el Estado y la sociedad venezolana, facilitando la información sobre el recurso humano disponible en el país, en materia de investigación científica y tecnológica, para atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores.

El presupuesto de gasto para el ejercicio 2003, se formuló en atención a las Líneas Generales del Plan Nacional de Desarrollo Económico y Social de la Nación 2001-2007. Igualmente, en la formulación del presupuesto de gasto, se consideraron las políticas establecidas en el "Plan Nacional de Ciencia, Tecnología e Innovación ", la cual plantea el financiamiento que el Estado Venezolano, a través del Ministerio de Ciencia y Tecnología, otorga para dinamizar el Sistema de Ciencia, Tecnología e Innovación, concretándose, entre otras, en subvenciones para proyectos de investigación científica y desarrollo, cuyo objetivo es promocionar la actividad científica creadora y la generación de nuevos conocimientos, en las áreas establecidas en cada programa.

Todas estas políticas, están cónsonas con los objetivos de esta Institución, la cual tiene por finalidad contribuir al fortalecimiento y desarrollo de la carrera de investigador científico y tecnológico, en todos los ámbitos de las instituciones de Educación Superior y Centros de Investigación.

En función de esos objetivos y en concordancia con la misión asignada por el Ministerio de Ciencia y Tecnología, la Fundación tiene previsto continuar con las metas de aumentar el número de investigadores existentes en el Programa de Subvenciones de 2.085 a 2.630 beneficiarios, para estimular paulatinamente la productividad de la investigación de alta calidad y pertinencia social, científica y tecnológica a nivel nacional, bajo la convicción de que la infraestructura de investigación es un insumo estratégico fundamental para la innovación en el área productiva.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**7.263.622.000**
Ingresos Ordinarios	126.252.000
- Ingresos de la Propiedad	126.252.000
- Ingresos por Arrendamiento de Oficina	27.852.000
- Ingresos por Intereses	98.400.000
Transferencias para Financiar Gastos Corrientes	7.137.370.000
- Recursos Ordinarios	7.137.370.000
Recursos de Capital	**26.100.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y	
Otras Reservas	26.100.000
Recursos Financieros	**123.718.853**
Activos Financieros	123.718.853
- Disminución de Otros Activos Circulantes	123.718.853
TOTAL	**7.413.440.853**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**7.253.476.000**
Gastos de Consumo	526.468.000
Gastos de Personal	252.918.000
Materiales y Suministros	27.370.000
Servicios no Personales	220.080.000
Otros Gastos Corrientes de Instituciones Descentralizadas	26.100.000
Depreciación y Amortización	26.100.000
Otros Gastos Corrientes	6.727.008.000
Transferencias (Subvención a los Investigadores)	6.727.008.000
Gastos de Capital	**10.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	10.000.000
Aplicaciones Financieras	**149.964.853**
Activos Financieros	78.058.858
Incremento de Cuentas a Cobrar a Corto Plazo	78.058.858
Pasivos Financieros	71.905.995
Disminución de Cuentas y Efectos a Pagar a Proveedores	71.905.995
TOTAL	**7.413.440.853**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Programa de Promoción del investigador	Investigador Incorporado	2.630

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	11	64.680.000
- Directivo	2	27.000.000
- Profesional y Técnico	2	18.495.000
- Administrativo	7	19.185.000
Personal Contratado	2	19.920.000
- Empleado	2	19.920.000
TOTAL	**13**	**84.600.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	3.802.000
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	3	10.445.000
V	308.401 - 358.400		
VI	358.401 - 408.400	2	9.238.000
VII	408.401 - 458.400	1	4.919.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	2	20.664.000
XVII	908.401 - MAS	3	35.532.000
	TOTAL	**13**	**84.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Promoción del Investigador	7.237.376.000
99	Partidas no Asignables a Programas	176.064.853
	TOTAL	**7.413.440.853**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	252.918.000
4.02	Materiales y Suministros	27.370.000
4.03	Servicios no Personales	220.080.000
4.04	Activos Reales	10.000.000
4.05	Activos Financieros	78.058.858
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	71.905.995
4.07	Transferencias	6.727.008.000
4.08	Otros Gastos de Instituciones Descentralizadas	26.100.000
	TOTAL	**7.413.440.853**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.263.622.000**
Ingresos Ordinarios	126.252.000
Ingresos de la Propiedad	126.252.000
Ingresos por arrendamiento oficina	27.852.000
Ingresos por intereses	98.400.000
Transferencias para Financiar Gastos Corrientes	7.137.370.000
Para financiar Gastos Corrientes del Sector Público	7.137.370.000
Recursos Ordinarios	7.137.730.000
B. Gastos Corrientes	**7.253.476.000**
Gastos de Consumo	526.468.000
Gastos de Personal	252.918.000
Materiales y Suministros	27.370.000
Servicios no Personales	220.080.000
Otros Gastos Corrientes de Instituciones Descentralizadas	26.100.000
Depreciación y Amortización	26.100.000
Otros Gastos Corrientes	6.727.008.000
Transferencias	6.727.008.000
Subvenciones a los Investigadores	6.727.008.000
C. Resultado Económico: Ahorro	**10.146.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**36.246.000**
- Ahorro en la Cuenta Corriente	10.146.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	26.100.000
B. Gastos de Capital	**10.000.000**
- Adquisición de Maquinarias, Equipos e Inmuebles	10.000.000
C. Resultado Financiero: Superávit	**26.246.000**
III. Cuenta Financiera	
A. Recursos Financieros	**149.964.853**
- Activos Financieros	123.718.853
- Disminución de Otros Activos Circulantes	123.718.853
- Superávit Financiero	26.246.000
B. Aplicaciones Financieras	**149.964.853**
- Activos Financieros	78.058.858
Incremento de Cuentas a Cobrar a Corto Plazo	78.058.858
- Pasivos Financieros	71.905.995
Disminución de Cuentas y Efectos a Pagar a Proveedores	71.905.995

A0209
Centro Nacional de Tecnología de
Información (CNTI)

POLÍTICA PRESUPUESTARIA

El CNTI tiene como objetivo primordial, impulsar y respaldar las actividades de docencia, investigación y desarrollo científico y tecnológico entre instituciones, academias y centros de investigación y desarrollo tecnológico, así como diseñar estrategias en materia de tecnologías de información, que contribuyan a fomentar su implementación y la formación de recursos humanos, a los fines de facilitar la interconexión que permita el intercambio de información a nivel nacional e internacional, mediante la utilización de los servicios de información y la infraestructura del Ministerio de Ciencia y Tecnología.

El CNTI orientará el logro de sus metas más importantes, hacia el mantenimiento de los 253 Infocentros instalados en el país, así como la capacitación de personal para la operatividad de los mismos; formación de expertos en redes; mantenimiento e incorporación de enlaces de telecomunicaciones; producción y hospedaje de Páginas WEB y prestación de servicio de conectividad y de registro de dominio (.Net.ve - .Com y otros).

Entre los aspectos mas importantes a alcanzar durante el año 2003, se tienen los siguientes:

- Recuperar de cada una de las instituciones a las cuales el CNTI beneficia, el costo directamente relacionado al servicio de acceso y conexión dedicada.

- En lo referente al proyecto de descentralización de los Nodos Regionales conectados a la Red, específicamente la conexión discada de acceso a la misma, cada uno de estos Nodos deberá comprometerse a promover y difundir el uso intensivo de las Tecnologías de Información y Telecomunicaciones en sus respectivas regiones, a fin de hacer uso efectivo del costo/beneficio de dicha conectividad, generando ingresos y potenciando a su vez los sectores Educación, Ciencia y Tecnología.

- Aumentar la base de usuarios a través de un esfuerzo de difusión de los servicios y productos, utilizar la experiencia acumulada por el recurso humano existente y recuperar las inversiones realizadas a la fecha, en proyectos de Tecnología y Telecomunicaciones y de valor agregado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**7.047.764.381**
Ingresos de Operación	2.810.219.535
- Ingresos por Venta de Bienes y Servicios	2.810.219.535
Transferencias para Financiar Gastos Corrientes	3.7▓▓▓▓▓
- Recursos Ordinarios	3.2▓▓▓▓▓
Otros Ingresos	
Recursos de Capital	**672.111.008**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras	
Reservas	672.111.008
Recursos Financieros	**19.369.913.750**
Activos Financieros	19.369.913.750
Disminución de Caja y Bancos	1.414.390.277
Disminución de Inversiones Temporales	4.643.333.333
Disminución de Otras Cuentas a Cobrar	2.809.211.565
Disminución de Activos no Circulantes	10.502.978.575
TOTAL	**27.089.789.139**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**14.878.527.076**
Gastos de Consumo	13.292.245.995
Gastos de Personal	4.073.319.208
Materiales y Suministros	293.388.803
Servicios no Personales	8.103.426.976
Otros Gastos Corrientes de Instituciones Descentralizadas	822.111.008
Depreciación y Amortización	672.111.008
Pérdidas por Cuentas Incobrables	150.000.000
Otros Gastos Corrientes	1.586.281.081
Transferencias	1.586.281.081
Gastos de Capital	**1.708.283.488**
Adquisición de Maquinarias, Equipos e Inmuebles	1.026.348.575
Aplicaciones Financieras	**10.502.978.575**
Pasivos Financieros	10.502.978.575
Disminución de otros Pasivos no Circulantes	10.502.978.575
TOTAL	**27.089.789.139**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Registro de Dominio (.Net.ve - .Com.ve y otros)	Registro	2.617
Servicio de Conectividad Discado	Usuario	837
Producción Páginas Web	Página	5.627
Hospedaje Páginas Web	Huesped	254
Mantenimiento e incorporación de enlaces de Telecomunicaciones	Enlace	120
Mantenimiento de Infocentros	Infocentro	243
Capacitación en Infocentros	Taller	288
Formación de Expertos en Redes	Graduado	24
Soporte y Mantenimiento de Portales Inteligentes en Turismo, Legal, Alcaldías, Infocentros, Ambiente y Recursos Naturales, Emergencias y Desastres Naturales, Educación y Cultura	Portal	8
Divulgación y Adiestramiento del Software Libre	Adiestramiento	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	86	1.253.180.330
- Directivo	12	391.160.446
- Profesional y Técnico	61	780.951.388
- Administrativo	9	62.814.492
- Obrero	4	18.254.004
Personal Contratado	9	72.096.000
- Empleado	9	72.096.000
TOTAL	**95**	**1.325.276.330**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	1	5.445.000
VIII	458.401 - 508.400	1	5.830.774
IX	508.401 - 558.400	4	25.751.880
X	558.401 - 608.400	4	28.860.468
XI	608.401 - 658.400	3	23.134.968
XII	658.401 - 708.400	13	104.896.680
XIII	708.401 - 758.400	9	79.563.000
XIV	758.401 - 808.400	7	65.783.520
XV	808.401 - 858.400	5	50.094.000
XVI	858.401 - 908.400	2	21.126.600
XVII	908.401 - MAS	42	896.535.436
TOTAL		**91**	**1.307.022.326**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	2	8.271.096
VI	358.401 - 408.400		
VII	408.401 - 458.400	2	9.982.908
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		4	18.254.004

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	2.041.894.476
02	Servicios Internet	3.593.288.246
03	Servicios de Adecuación, Dotación y Transferencia	10.129.516.834
99	Partidas no Asignables a Programas	11.325.089.583
TOTAL		**27.089.789.139**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.073.319.208
4.02	Materiales y Suministros	293.388.803
4.03	Servicios no Personales	8.103.426.976
4.04	Activos Reales	1.708.283.488
4.07	Transferencias	1.586.281.081
4.08	Otros Gastos de Instituciones Descentralizadas	822.111.008
4.09	Disminución de Patrimonio	10.502.978.575
	TOTAL	27.089.789.139

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.047.764.381**
Ingresos de Operación	2.810.219.535
- Ingresos por Venta de Bienes y Servicios	2.810.219.535
Transferencias para Financiar Gastos Corrientes	3.729.200.000
Recursos Ordinarios	3.729.200.000
Otros Ingresos	508.344.846
B. Gastos Corrientes	**14.878.527.076**
Gastos de Consumo	13.292.245.995
Gastos de Personal	4.073.319.208
Materiales y Suministros	293.388.803
Servicios no Personales	8.103.426.976
Otros Gastos Corrientes de Instituciones Descentralizadas	822.111.008
Depreciación y Amortización	672.111.008
Pérdidas por Cuentas Incobrables	150.000.000
Otros Gastos Corrientes	1.586.281.081
Transferencias	1.586.281.081
C. Resultado Económico: Desahorro	**7.830.762.695**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**-7.158.651.687**
- Desahorro en la Cuenta Corriente	7.830.762.695
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	672.111.008
B. Gastos de Capital	**1.708.283.488**
Adquisición de Maquinarias, Equipos e Inmuebles	1.026.348.575
Obras de Infraestructura - Estudios y Proyectos	550.189.027
Activos Intangibles	131.745.886
C. Resultado Financiero: Déficit	**8.866.935.175**
III. Cuenta Financiera	
A. Recursos Financieros	**19.369.913.750**
Activos Financieros	19.369.913.750
Disminución de Caja y Bancos	1.414.390.277
Disminución de Inversiones Temporales	4.643.333.333
Disminución de Otras Cuentas a Cobrar	2.809.211.565
Disminución de Activos no Circulantes	10.502.978.575
B. Aplicaciones Financieras	**19.369.913.750**
Pasivos Financieros	10.502.978.575
Disminución de otros Pasivos no Circulantes	10.502.978.575
Déficit Financiero	8.866.935.175

A0303
Fundación Centro de
Investigaciones del Estado para la
Producción Experimental
Agroindustrial (CIEPE)

POLÍTICA PRESUPUESTARIA

La Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (FUNDACION CIEPE), tiene como objetivo principal servir de apoyo tecnológico a la industria nacional, particularmente en los procesos de innovación tecnológica y de productos, normalización y control de calidad, tratamiento y control de efluentes líquidos y desechos sólidos, acondicionamiento de frutas, hortalizas y productos para la exportación, disponibilidad y suministro de información técnica y capacitación de recursos a los distintos niveles.

La misión y visión de la FUNDACION CIEPE, esta referida a enfatizar en el conocimiento científico-tecnológico aplicado a la industria, operando con agilidad, flexibilidad y eficiencia, garantizando la necesaria reserva y discrecionalidad en el manejo de la información, trabaja con un mínimo de burocracia y el personal es de alta calificación y con clara vocación de servicio, íntimamente relacionado con los centros de investigación, enseñanza y firmas consultoras nacionales e internacionales y estrechamente vinculado con su universo de clientes.

La Fundación tendrá una política de cobertura de los servicios dirigida a las áreas de investigación científica y tecnológica en agroalimentación y salud; formación y desarrollo de investigadores y gerentes e innovación productiva y desarrollo tecnológico.

Para el ejercicio fiscal 2003, el ente contará con un proyecto de presupuesto de Bs. 1.771,4 millones, con los cuales espera alcanzar las siguientes metas: Desarrollar 13 proyectos de agroalimentación (4 en pesca y acuicultura, 1 en caña panelera, 1 en arroz, 2 en palma aceitera, 3 en frutas y hortalizas, 1 en tubérculos y raíces y 1 en ganado porcino); dictar 10 cursos de formación técnica y empresarial, desarrollar 3 proyectos de desarrollo tecnológico y 6 proyectos de asistencia técnica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.613.518.436**
Ingresos Ordinarios	8.850.000
- Ingresos de la Propiedad	8.850.000
Ingresos de Operación	309.418.436
- Ingresos por Venta de Bienes y Servicios	309.418.436
Transferencias para Financiar Gastos Corrientes	
Sector Público-Ministerio de Ciencia y Tecnología	
Financiamiento Ordinario	1.295.250.000
Recursos de Capital	**11.000.000**
Incremento de la Depreciación y Amortización Acumulada,	
Previsiones y Otras Reservas	11.000.000
Recursos Financieros	**146.853.770**
Activos Financieros	63.936.000
Disminución de Cuentas y Efectos a Cobrar	63.936.000
Pasivos Financieros	82.917.770
Incremento de Otros Pasivos Circulantes	82.917.770
TOTAL	**1.771.372.206**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.424.518.436**
Gastos de Consumo	1.366.218.436
Gastos de Personal	845.000.000
Materiales y Suministros	107.218.436
Servicios no Personales	403.000.000
Otros Gastos Corrientes de Instituciones Descentralizadas	11.000.000
Depreciación y Amortización	11.000.000
Otros Gastos Corrientes	58.300.000
Transferencias	58.300.000
Gastos de Capital	**200.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	121.800.000
Obras de Infraestructura	53.000.000
Activos Intangibles	25.200.000
Aplicaciones Financieras	**146.853.770**
Activos Financieros	50.000.000
Incremento de Caja y Bancos	50.000.000
Pasivos Financieros	96.853.770
Disminución de Cuentas y Efectos a Pagar a Proveedores	96.853.770
TOTAL	**1.771.372.206**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proyecto Agroalimentación (Agenda Caña Panelera)	Proyecto	1
Proyecto Agroalimentación (Agenda Pesca y Acuicultura)	Proyecto	4
Proyecto Agroalimentación (Agenda Arroz)	Proyecto	1
Proyecto Agroalimentación (Agenda Palma Aceitera)	Proyecto	2
Proyecto Agroalimentación (Agenda Frutas y Hortalizas)	Proyecto	3
Proyecto Agroalimentación (Agenda Tubérculos y Raíces)	Proyecto	1
Proyecto Agroalimentación (Agenda Porcinos)	Proyecto	1
Apoyo a la Formación Técnica y Empresarial	Curso y Entrenamiento	10
Proyecto de Desarrollo Tecnológico	Proyecto	3
Programa de Asistencia Técnica	Proyecto	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	69	377.503.665
- Directivo	1	15.744.035
- Profesional y Técnico	33	179.908.000
- Personal Administrativo	15	53.146.000
- Personal de Investigación	8	96.727.000
- Obrero	12	31.978.630
Personal Contratado	11	35.000.000
- Empleado	8	28.157.000
- Obrero	3	6.843.000
TOTAL	**80**	**412.503.665**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	4	12.094.000
IV	258.401 - 308.400	10	34.625.000
V	308.401 - 358.400	11	44.287.000
VI	358.401 - 408.400		
VII	408.401 - 458.400	13	64.575.000
VIII	458.401 - 508.400	18	105.630.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	9	112.471.035
TOTAL		**65**	**373.682.035**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	15	38.821.630
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**15**	**38.821.630**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	3	9.300.000
Jubilado	3	9.300.000
TOTAL	**3**	**9.300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Servicio de Apoyo	776.139.436
02	Proyectos	290.871.000
03	Comercialización	192.176.000
04	Logística	317.325.000
05	Información Técnica Especializada	48.007.000
99	Partidas No Asignables a Programas	146.853.770
	TOTAL	**1.771.372.206**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	845.000.000
4.02	Materiales y Suministros	107.218.436
4.03	Servicios no Personales	403.000.000
4.04	Activos Reales	200.000.000
4.05	Activos Financieros	50.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	96.853.770
4.07	Transferencias	58.300.000
4.08	Otros Gastos de Instituciones Descentralizadas	11.000.000
	TOTAL	**1.771.372.206**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.613.518.436**
Ingresos Ordinarios	8.850.000
- Ingresos de la Propiedad	8.850.000
Intereses por Dinero Depositado	1.300.000
Otros Ingresos de Propiedad (Fotocopia a Usuarios de la Biblioteca y Alquiler de Viviendas Propiedad de la Fundación)	7.550.000
Ingresos de Operación	309.418.436
- Ingresos por Venta de Bienes y Servicios	309.418.436
Transferencias para Financiar Gastos Corrientes	1.295.250.000
Sector Público-Ministerio de Ciencia y Tecnología	
Financiamiento Ordinario	1.295.250.000
B. Gastos Corrientes	**1.424.518.436**
Gastos de Consumo	1.366.218.436
Gastos de Personal	845.000.000
Materiales y Suministros	107.218.436
Servicios no Personales	403.000.000
Otros Gastos Corrientes de Instituciones Descentralizadas	11.000.000
Depreciación y Amortización	11.000.000
Otros Gastos Corrientes	58.300.000
Transferencias	58.300.000
Jubilaciones	9.300.000
Previsiones por Accidentes de Trabajo	1.000.000
Otras Transferencias Directas a Personas (Colaboraciones y Donaciones)	1.000.000
Subsidios Científicos al Sector Público (Registro de los Laboratorios)	1.000.000
Transferencias Diversas (Subsidio del Servicio de Comedor Prestado a los Trabajadores de la Fundación)	46.000.000
C. Resultado Económico: Ahorro	**189.000.000**
II. Cuenta Capital	
A. Recursos de Capital	**200.000.000**
- Ahorro en la Cuenta Corriente	189.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	11.000.000
B. Gastos de Capital	200.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	121.800.000
Obras de Infraestructura	53.000.000
Activos Intangibles	25.200.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**146.853.770**
Activos Financieros	63.936.000
Disminución de Cuentas y Efectos a Cobrar	63.936.000
Pasivos Financieros	82.917.770
Incremento de Otros Pasivos Circulantes	82.917.770
B. Aplicaciones Financieras	**146.853.770**
Activos Financieros	50.000.000
Incremento de Caja y Bancos	50.000.000
Pasivos Financieros	96.853.770
Disminución de Cuentas y Efectos a Pagar a Proveedores	96.853.770

A0313
Fundación Instituto Internacional de
Estudios Avanzados (IDEA)

POLÍTICA PRESUPUESTARIA

La Fundación Instituto Internacional de Estudios Avanzados (IEDA), ha formulado su presupuesto para el Ejercicio Económico 2003, a fin de cumplir los programas de investigación, docencia, administración y servicios, los cuales se corresponden con sus objetivos básicos.

El presupuesto en referencia, prevé ingresos por la venta de servicios de Bs. 410,0 millones; aporte del Ejecutivo Nacional Bs. 2.746,5 millones; recursos por colocaciones Bs. 10,3 millones; fondo de depreciación Bs. 36,0 millones; cuentas por cobrar a clientes y al Ejecutivo Nacional Bs. 288,9 millones y disminución de caja y bancos Bs. 350,0 millones.

En cuanto a su estructura de gastos, se orientarán para erogaciones corrientes Bs. 3.416,7 millones; activos reales Bs. 325,0 millones y disminución de pasivos con proveedores, contratistas y retenciones laborales Bs. 100,0 millones.

Con la ejecución del presupuesto se estima un desahorro de Bs. 249,9 millones en la cuenta corriente y un déficit financiero en la cuenta capital de Bs. 538,9 millones, el cual será cubierto con disminución de activos financieros.

Debido a la naturaleza de la labor del ente, no es posible precisar la cobertura que tendrá la Investigación Científica y Teórica, ya que sus objetivos son en su mayoría a mediano y largo plazo, y se hace difícil concretar en forma cuantificable las metas a alcanzar. Sin embargo, para el año fiscal 2003, las metas se han plasmado en el Plan Operativo Anual Institucional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.166.790.001**
Ingresos Ordinarios	10.300.001
- Ingresos de la Propiedad	10.300.001
Ingresos de Operación	410.000.000
- Ingresos por Venta de Bienes y Servicios	410.000.000
Transferencias para Financiar Gastos Corrientes	2.746.490.000
Recursos de Capital	**36.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.000.000
Recursos Financieros	**638.874.167**
Activos Financieros	638.874.167
Disminución de Caja y Bancos	350.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	228.874.167
Disminución de Otras Cuentas a Cobrar	60.000.000
TOTAL	**3.841.664.168**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**3.416.664.168**
Gastos de Consumo	3.214.157.688
Gastos de Personal	2.146.389.102
Materiales y Suministros	342.433.390
Servicios no Personales	689.335.196
Otros Gastos Corrientes de Instituciones Descentralizadas	36.000.000
Depreciación y Amortización	36.000.000
Otros Gastos Corrientes	202.506.480
Transferencias	202.506.480
Gastos de Capital	**325.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	192.000.000
Obras de Infraestructura	108.000.000
Activos Intangibles	25.000.000
Aplicaciones Financieras	**100.000.000**
Pasivos Financieros	100.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	23.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	40.000.000
Disminución de Otras Cuentas y Efectos a Pagar	37.000.000
TOTAL	**3.841.664.168**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Investigaciones Humanísticas	Monografía	3
Conferencias	Conferencia	12
Seminarios	Seminario	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	121	994.973.776
- Directivo	11	277.243.200
- Profesional y Técnico	37	287.273.680
- Administrativo	40	146.877.300
- Investigación	18	239.916.800
- Obrero	15	43.662.096
Personal Contratado	3	25.089.500
- Empleado	3	25.089.500
TOTAL	**124**	**1.020.063.276**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	4.561.920
II	190.081 - 208.400		
III	208.401 - 258.400	14	40.283.808
IV	258.401 - 308.400	5	17.143.964
V	308.401 - 358.400	9	36.684.828
VI	358.401 - 408.400	15	73.225.679
VII	408.401 - 458.400		
VIII	458.401 - 508.400	7	42.523.736
IX	508.401 - 558.400		
X	558.401 - 608.400	3	21.505.807
XI	608.401 - 658.400	10	77.385.059
XII	658.401 - 708.400		
XIII	708.401 - 758.400	16	143.418.271
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	28	519.668.108
TOTAL		**109**	**976.401.180**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	13	36.516.024
IV	258.401 - 308.400	2	7.146.072
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**15**	**43.662.096**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	14	123.517.932
Jubilado	14	123.517.932
TOTAL	**14**	**123.517.932**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación	1.642.793.794
02	Investigación Académica	1.937.159.946
03	Formación de Recursos	125.710.428
99	Partidas no Asignables a Programas	136.000.000
	TOTAL	**3.841.664.168**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.146.389.102
4.02	Materiales y Suministros	342.433.390
4.03	Servicios no Personales	689.335.196
4.04	Activos Reales	325.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	202.506.480
4.08	Otros Gastos de Instituciones Descentralizadas	36.000.000
	TOTAL	**3.841.664.168**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.166.790.001**
Ingresos Ordinarios	10.300.001
- Ingresos de la Propiedad	10.300.001
Intereses	10.300.001
Ingresos de Operación	410.000.000
- Ingresos por Venta de Bienes y Servicios	410.000.000
Transferencias para Financiar Gastos Corrientes	2.746.490.000
- Sector Público	2.746.490.000
Recursos Ordinarios	2.746.490.000
B. Gastos Corrientes	**3.416.664.168**
Gastos de Consumo	3.214.157.688
Gastos de Personal	2.146.389.102
Materiales y Suministros	342.433.390
Servicios no Personales	689.335.196
Otros Gastos Corrientes de Instituciones Descentralizadas	36.000.000
Depreciación y Amortización	36.000.000
Otros Gastos Corrientes	202.506.480
Transferencias	202.506.480
Sector Privado	202.506.480
C. Resultado Económico: Desahorro	**249.874.167**
II. Cuenta de Capital	
A. Recursos de Capital	**-213.874.167**
- Desahorro en la Cuenta Corriente	249.874.167
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.000.000
B. Gastos de Capital	**325.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	192.000.000
Obras de Infraestructura - Estudios y Proyectos	108.000.000
Activos Intangibles	25.000.000
C. Resultado Financiero: Déficit	**538.874.167**
III. Cuenta Financiera	
A. Recursos Financieros	**638.874.167**
Activos Financieros	638.874.167
Disminución de Caja y Bancos	350.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	228.874.167
Disminución de Otras Cuentas a Cobrar	60.000.000
B. Aplicaciones Financieras	**638.874.167**
Pasivos Financieros	100.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	23.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	40.000.000
Disminución de Otras Cuentas y Efectos a Pagar	37.000.000
Déficit Financiero	538.874.167

A0314
Fundación para el Desarrollo de la
Ciencia y la Tecnología en el
Estado Anzoátegui (Fundacite
Anzoátegui)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui, creada en fecha 05-08-1991 mediante Decreto Presidencial N° 1763, tiene como objetivo principal propiciar, impulsar, fomentar, activar y fortalecer la investigación y desarrollo de las actividades científicas y tecnológicas en el Estado Anzoátegui.

El financiamiento del presupuesto de Fundacite Anzoátegui por un monto de Bs. 986,9 millones, provendrá de las siguientes fuentes: Bs. 821,2 millones por aporte de la Gobernación del Estado Anzoátegui (83,2%), Bs. 107,3 millones aportados por el Ejecutivo Nacional (10,8%), Bs. 15,0 millones de recursos propios (1,5 %) y Bs. 43,4 millones de incremento de la depreciación acumulada (4,5%)

La estructura del gasto presenta la siguiente forma : Gastos Corrientes Bs. 796,9 millones (80,8%), conformados por gastos de Personal Bs. 275,4 millones, Materiales y Suministros Bs. 15,1 millones, Servicios no Personales Bs. 173,3 millones, Transferencias Bs. 289,7 millones y Gastos por Depreciación y Amortización Bs. 43,4 millones. Se prevé destinar Bs. 190,0 millones para gastos de inversión (19,2%)

Durante el ejercicio fiscal 2003, Fundacite-Anzoátegui, estima continuar ejerciendo su rol fundamental de institución que procura el fortalecimiento, activación y modernización del quehacer científico y tecnológico del estado Anzoátegui en armonía con el Plan Nacional de Ciencia, Tecnología e Innovación; así como transferir los recursos necesarios para el fomento de actividades de apoyo al sector científico y tecnológico en esta entidad federal tales como: promoción de la investigación científica, capacitación y formación del recurso humano y la realización de actividades educativas orientadas a estimular las vocaciones científicas tempranas.

Dentro de las principales metas que la Fundacite estima ejecutar se mencionan las siguientes: el cofinanciamiento de 24 proyectos de tesis de grado e investigación científica-tecnológica, asistencia a 60 cursos y eventos científicos , la subvención de becas de postgrado a investigadores, y personal del Estado Anzoátegui.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**943.574.876**
Ingresos Ordinarios	5.000.000
- Ingresos de la Propiedad	5.000.000
Ingresos de Operación	10.000.000
- Ingresos por Venta de Bienes y Servicios	
Transferencias para Financiar Gastos Corrientes	928.574.876
- Ministerio de Ciencia y Tecnología	107.383.670
- Gobernación del Estado Anzoátegui	821.191.206
Recursos de Capital	**43.400.093**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	43.400.093
TOTAL	**986.974.969**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**796.974.969**
Gastos de Consumo	507.321.653
Gastos de Personal	275.474.681
Materiales y Suministros	15.137.500
Servicios no Personales	173.309.379
Otros Gastos Corrientes de Instituciones Descentralizadas	43.400.093
Depreciación y Amortización	43.400.093
Otros Gastos Corrientes	289.653.316
Transferencias	289.653.316
Gastos de Capital	**190.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	185.000.000
Activos Intangibles	5.000.000
TOTAL	**986.974.969**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Subvención de becas de postgrado a investigadores del Estado	Beca investigadores	2
Subvención de becas de postgrado al personal la Institución.	Beca personal	2
Cofinanciamiento a la edición y publicación de material educativo y de divulgación científica y tecnológica	Publicación	3
Implantación de plataforma tecnológica para servicio del portal de información electrónica del Estado Anzoátegui	Servidor	1
Inicio de la construcción de la primera etapa para la sede propia de FUNDACITE Anzoátegui.	Construcción	1
Construcción y dotación de la sede del Centro Regional de Gestión e Innovación Tecnológica (GREGITA)	Infraestructura	1
Incubación de PYMES y Cooperativas de base tecnológica.	Empresa	2
Realizar la caracterización científica y colocación de información en monumentos y sitios naturales seleccionados	Monumento	10
Cofinanciamiento de proyectos de investigación	Proyecto	24
Cofinanciamiento de tesis de grado.	Tesis	8
Contribuir a la dotación y funcionamiento de grupos, laboratorios y centros de investigación.	Aporte	5
Cofinanciamiento para asistencia a cursos científicos nacionales e internacionales.	Asistencia a cursos	15
Cofinanciamiento para asistencia a eventos científicos nacionales e internacionales.	Asistencia a eventos	45
Cofinanciar la organización de eventos científicos y de innovación en el estado.	Evento	25
Premiar a jóvenes estudiantes investigadores y a universitarios de excelente rendimiento académico.	Premio	15
Continuar con la dotación y equipamiento de la unidad móvil con la infraestructura apropiada para el Laboratorio Itinerante.	Dotación	1
Patrocinio de programas de radio y TV.	Programa	17
Formulación de notas de prensa y avisos en los medios.	Notas de prensa	150
Formulación de notas de prensa y avisos en los medios.	Avisos	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo		78.798.042
- Profesional y Técnico	9	64.500.000
- Personal Administrativo	2	8.671.410
- Obrero	2	5.626.632
Personal Contratado	6	41.270.000
- Empleado	6	41.270.000
TOTAL	19	120.068.042

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.200.000
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1	4.225.836
VI	358.401 - 408.400	1	4.445.580
VII	408.401 - 458.400	1	5.277.744
VIII	458.401 - 508.400	2	11.104.392
IX	508.401 - 558.400	3	19.462.320
X	558.401 - 608.400	2	14.386.018
XI	608.401 - 658.400	1	7.590.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400	4	35.189.520
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	1	10.560.000
XVII	908.401 - MAS		
TOTAL		17	114.441.410

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.509.056
IV	258.401 - 308.400	1	3.117.576
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**2**	**5.626.632**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección Superior y Administración	295.118.966
2	Desarrollo Científico y Tecnológico	412.035.910
3	Actividades Especiales	236.420.000
99	Partidas no Asignables a Programas	43.400.093
TOTAL		**986.974.969**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	275.474.681
402	Materiales y Suministros	15.137.500
403	Servicios no Personales	173.309.379
404	Activos Reales	190.000.000
407	Transferencias	289.653.316
408	Otros Gastos de Instituciones Descentralizadas	43.400.093
	TOTAL	986.974.969

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	943.~~~~~
Ingresos Ordinarios	
- Ingresos de la Propiedad	5.000.000
Intereses Bancarios	5.000.000
Ingresos de Operación	10.000.000
- Ingresos por Venta de Bienes y Servicios	10.000.000
Transferencias para Financiar Gastos Corrientes	928.574.876
Del Gobierno Nacional	107.383.670
Del Gobierno del Estado Anzoátegui	821.191.206
B. Gastos Corrientes	**796.974.969**
Gastos de Consumo	507.321.653
Gastos de Personal	275.474.681
Materiales y Suministros	15.137.500
Servicios no Personales	173.309.379
Otros Gastos Corrientes de Instituciones Descentralizadas	43.400.093
Depreciación y Amortización	43.400.093
Otros Gastos Corrientes	289.653.316
Transferencias	289.653.316
Transferencias Directas a Personas	213.653.316
Otras Transferencias a Organismos del Sector Público	37.000.000
Transferencias Corrientes Diversas	39.000.000
C. Resultado Económico: Ahorro	**146.599.907**
II. Cuenta de Capital	
A. Recursos de Capital	190.000.000
- Ahorro en la Cuenta Corriente	146.599.907
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	43.400.093
B. Gastos de Capital	**190.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	185.000.000
Activos Intangibles	5.000.000

A0315
Fundación para el Desarrollo de la
Ciencia y la Tecnología en el
Estado Aragua (Fundacite Aragua)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Aragua creada por Decreto N° 375 de fecha 27-07-89, publicada en Gaceta Oficial N° 34.299 de fecha 28-08- 89, tiene como objetivo principal contribuir al desarrollo de la ciencia y la tecnología en el Estado Aragua, a través del apoyo que se le pueda prestar a instituciones e individualidades, tanto estadales como nacionales.

El monto total del presupuesto para el año 2003, asciende a la cantidad de Bs. 525,9 millones, conformado por las siguientes fuentes de financiamiento: aporte del Ejecutivo Nacional Bs. 288,2 millones (54,8%), Bs. 149,9 millones (28,5%) de la Gobernación del Estado Aragua, recursos propios por Bs. 33,0 millones (6,3%), Bs. 48,3 millones de recursos por transacciones financieras (9,2%), y Bs. 6,5 millones del fondo de depreciación (1,2%)

Estos ingresos se distribuyen en el gasto de la forma siguiente Bs. 508,6 millones (96,7%) para gastos corrientes, Bs. 9,5 millones (1,8%) para gastos de capital y Bs. 7,8 millones (1,5%) por aplicaciones financieras.

En el marco de la política institucional del Ministerio de Ciencia y Tecnología, Fundacite Aragua continuará con su política de darle prioridad a los sistemas de información, divulgación, fortalecimiento de redes de información y apoyo a fuentes de información científica y tecnológica, Dentro de estas líneas de acción se contempla la ampliación de la cobertura que se da al alojamiento de paginas Web para aquellos organismos del sector ciencia y tecnología.

Entre las metas más importantes se pueden mencionar: financiamiento de proyectos de investigación científica y tecnológica en las áreas de salud, educación, ambiente y sociales, financiamiento para la asistencia y organización de eventos de ciencia y tecnología, promover y fortalecer el nodo de la red académica cooperativa de centros de Investigación y Universidades REACCIUN).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**471.079.466**
Ingresos Ordinarios	18.000.000
- Ingresos de la Propiedad	18.000.000
Ingresos de Operación	12.000.000
- Ingresos por Venta de Bienes y Servicios	12.000.000
Transferencias para Financiar Gastos Corrientes	438.079.466
- Ministerio de Ciencia y Tecnología	288.190.376
- Gobernación del Estado Aragua	149.889.090
Otros Ingresos	3.000.000
Recursos de Capital	**6.500.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.500.000
Recursos Financieros	**48.354.380**
Activos Financieros	48.354.380
Disminución de Caja y Bancos	16.854.380
Disminución de Inversiones Temporales	30.000.000
Disminución de Otras Cuentas a Cobrar	1.500.000
TOTAL	**525.933.846**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**508.662.931**
Gastos de Consumo	340.311.348
Gastos de Personal	272.035.495
Materiales y Suministros	11.792.900
Servicios no Personales	49.982.953
Otros Gastos Corrientes de Instituciones Descentralizadas	6.500.000
Depreciación y Amortización	6.500.000
Otros Gastos Corrientes	168.351.583
Transferencias	168.351.583
Gastos de Capital	**9.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	9.500.000
Aplicaciones Financieras	**7.770.914**
Pasivos Financieros	7.770.915
Disminución de Cuentas a Pagar por Retenciones Laborales	852.291
Disminución de Otras Cuentas y Efectos a Pagar	1.318.623
Disminución de otros Pasivos Circulantes	5.600.000
TOTAL	**525.933.846**

METAS

Denominación	Unidad de Medida	Cantidad
Financiamiento de tesis de Pre y Post grado a los profesionales que serán la generación de relevo en el sector ciencia y tecnología de la región.	Tesis	80
Financiamiento de Proyectos de Investigación Científica y Tecnológica en las áreas de: Agro, Salud, Educación, Ambiente y Sociales enmarcadas dentro de los lineamientos del Plan Nacional y Regional de Ciencia y Tecnología.	Proyecto	6
Proporcionar una fuente confiable de Germoplasma y plantas de Cacao de Alta Calidad y garantizar su preservación.	Recuperación de Instalaciones	1
Caracterizar desde el punto de vista: Económico, Social, Antropológico, Demográfico, Psicológico y otras disciplinas a la población del Estado Aragua.	Estudio	1
Financiamiento para la Asistencia y Organización de Eventos de Ciencia y Tecnología.	Subvención	100
Estimular la actividad Científica Regional	Premio Honor al Mérito	2
Promover y fortalecer el nodo de la Red Académica Cooperativa de Centros de Investigación y Universidades (REACCIUN)	Instituciones incorporadas	3
Seguimiento y Control de los Financiamientos otorgados.	Informe	150

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	20	82.572.276
- Directivo	1	9.761.280
- Profesional y Técnico	8	47.418.360
- Personal Administrativo	5	12.984.768
- Obrero	6	12.407.868
Personal Fijo a Tiempo Parcial	4	16.800.000
- Profesional y Técnico	4	16.800.000
TOTAL	24	99.372.276

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.280.960
II	190.081 - 208.400	1	2.328.084
III	208.401 - 258.400	2	5.220.024
IV	258.401 - 308.400	4	13.955.700
V	308.401 - 358.400	3	12.123.288
VI	358.401 - 408.400		
VII	408.401 - 458.400	1	5.206.896
VIII	458.401 - 508.400	1	6.000.000
IX	508.401 - 558.400	1	6.543.192
X	558.401 - 608.400	1	7.057.872
XI	608.401 - 658.400	1	7.617.924
XII	658.401 - 708.400		
XIII	708.401 - 758.400	1	8.869.188
XIV	758.401 - 808.400		
XV	808.401 - 858.400	1	9.761.280
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**18**	**86.964.408**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	5	9.210.960
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.196.908
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**6**	**12.407.868**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Políticas Planificación y Administración	237.725.736
02	Fomento Científico y Tecnológico	76.263.862
03	Información Científica y Tecnológica	127.673.334
04	Formación de Recursos Humanos	70.000.000
99	Partidas no Asignables a Programas	14.270.914
	TOTAL	525.933.846

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	272.035.495
402	Materiales y Suministros	11.792.900
403	Servicios no Personales	49.982.953
404	Activos Reales	9.500.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.770.915
407	Transferencias	168.351.583
408	Otros Gastos de Instituciones Descentralizadas	6.500.000
	TOTAL	525.933.846

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	471.079.466
Ingresos Ordinarios	18.000.000
- Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósito	18.000.000
Ingresos de Operación	12.000.000
- Ingresos por Venta de Bienes y Servicios	12.000.000
Transferencias para Financiar Gastos Corrientes	438.079.466
Ministerio de Ciencia y Tecnología	
Financiamiento Ordinario	288.190.376
Gobernación del Estado Aragua	
Financiamiento Ordinario	149.889.090
Otros Ingresos	3.000.000

B. Gastos Corrientes	**508.662.931**
Gastos de Consumo	340.311.348
Gastos de Personal	272.035.495
Materiales y Suministros	11.792.900
Servicios no Personales	49.982.953
Otros Gastos Corrientes de Instituciones Descentralizadas	6.500.000
Depreciación y Amortización	6.500.000
Otros Gastos Corrientes	168.351.583
Transferencias	168.351.583
Transferencias Corrientes Facultad de Agronomía UCV	30.618.390
Transferencias Corrientes Facultad de Veterinaria UCV	8.500.000
Transferencias Corrientes Facultad de Ciencias de la salud UC	12.500.000
Transferencias Corrientes Universidad Pedagógica UPEL	7.500.000
Transferencias Corrientes Fondo de Apoyo Juvenil FAJES	8.500.000
Transferencias Corrientes Universidad Experimental Fuerza Armada	17.000.000
Transferencias Corrientes Secretaria de Cultura Gobierno de Aragua	4.100.000
Transferencias Corrientes Hospital Central de Maracay	7.500.000
Transferencias Corrientes Instituto Nacional de Investigaciones Agrícolas	11.400.000
Transferencias Corrientes Instituto Nacional de Investigaciones Agrícolas	6.800.000
Transferencias Corrientes Universidad Simón Rodríguez	14.300.000
Otras transferencias directas a personas	39.633.193
C. Resultado Económico: Desahorro	**37.583.465**
II. Cuenta de Capital	
A. Recursos de Capital	**-31.083.465**
- Desahorro en la Cuenta Corriente	37.583.465
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.500.000
B. Gastos de Capital	**9.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	9.500.000
C. Resultado Financiero: Déficit	**40.583.465**
III. Cuenta Financiera	
A. Recursos Financieros	**48.354.380**
Activos Financieros	48.354.380
Disminución de Caja y Bancos	16.854.380
Disminución de Inversiones Temporales	30.000.000
Disminución de Otras Cuentas a Cobrar	1.500.000
B. Aplicaciones Financieras	**48.354.380**
Pasivos Financieros	7.770.915
Disminución de Cuentas a Pagar por Retenciones Laborales	852.292
Disminución de Otras Cuentas y Efectos a Pagar	1.318.623
Disminución de otros Pasivos Circulantes	5.600.000
Déficit Financiero	40.583.465

A0316
Fundación para el Desarrollo de la
Ciencia y la Tecnología en el
Estado Carabobo (Fundacite
Carabobo)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y Tecnología del Estado Carabobo creada mediante Decreto N° 1760 de fecha 01-08-91, tiene como objetivo gestionar el proyecto de fortalecimiento, activación y modernización del sistema científico y tecnológico, favoreciendo la participación civil , evaluando sus necesidades y formulando políticas y planes que propicien la interacción entre la comunidad científica y el sector productivo de bienes y servicios , fomentando la investigación y la aplicación de tecnologías útiles y prácticas, colaborando con las instituciones de investigación y desarrollo para aportar elementos nuevos a incorporar en las políticas económicas, sociales y ambientales en el desarrollo sustentable del Estado Carabobo.

La fundación contará para el año 2003, con un presupuesto por la cantidad de Bs. 285,6 millones, conformados por las siguientes fuentes: Bs. 238,4 millones por transferencias del Ejecutivo Nacional (83,5%), Bs. 35,0 millones por venta de bienes y servicios (12,2), Bs.8,0 millones de ingresos de la propiedad (2,8%) y Bs. 4,2 millones del fondo de depreciación (1,5%)

El presupuesto de gastos por un monto de Bs. 285,6 millones se desagregan de la siguiente manera: erogaciones corrientes Bs. 281,4 millones (98,5%), y recursos de capital por 4,2 millones (1,5%)

En el marco de la política Institucional del Ministerio de Ciencia y Tecnología, Fundacite Carabobo orientará su gestión en el desarrollo de agendas de investigación que incentiven la cooperación interinstitucional, para atacar los problemas de índole social y económico a través del componente científico y tecnológico, definido como prioridades de la región en las áreas: Pequeña y Mediana Industria, Agroalimentaria y Desarrollo Rural, Salud Pública, Educación (Desarrollo de contenidos en formatos electrónicos para Docentes y Estudiantes), Ambiente (Saneamiento y Educación Ambiental), Vivienda y Habitad, Gestión Tecnológica y Desarrollo del Talento Humano, Telemática aplicada en Salud, Educación y conectividad hacia el sector Industrial, Biotecnología, Gestión de Riesgos y Reducción de Desastres. Se tiene previsto aumentar el valor agregado de la red interna de Fundacite desarrollando nuevos sistemas de información, incrementando las bases de datos y hospedaje en el servidor, así como también la implementación de cursos de capacitación para el sector público y privado. La creación de centros de información (Centros C y T))

Entre las metas más importantes se pueden mencionar la formulación, coordinación y promoción de cuatro (4) programas, seis (6) proyectos y diez (10) eventos de investigación regional, cuatro (4) sistemas de desarrollo de contenidos para la red, expansión de la Conectividad Reacciun, y dos (2) convenios para concertar y negociar con Instituciones el apoyo a procesos de gestión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**281.355.219**
Ingresos Ordinarios	8.000.000
- Ingresos de la Propiedad	8.000.000
Ingresos de Operación	35.000.000
- Ingresos por Venta de Bienes y Servicios	35.000.000
Transferencias para Financiar Gastos Corrientes	238.355.219
-Ministerio de Ciencia y Tecnología	238.355.219
Recursos de Capital	**4.200.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras	4.200.000
TOTAL	**285.555.219**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**283.555.219**
Gastos de Consumo	283.555.219
Gastos de Personal	184.031.128
Materiales y Suministros	14.420.000
Servicios no Personales	80.904.091
Otros Gastos Corrientes de Instituciones Descentralizadas	4.200.000
Depreciación y Amortización	4.200.000
Gastos de Capital	**2.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	2.000.000
TOTAL	**285.555.219**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Formulación, Coordinación y Promoción de programas de Investigación Regional vinculados a las líneas de Ciencia y Tecnología, (Agroalimentación, Salud, Educación, Vivienda, y Habitat, Ambiente, Telemática, Gestión Tecnológica e Innovación a la gestión pública y social, Biotecnología, Industria)	Programa, Proyecto y Evento	18
Expansión de la Conectividad Reacciun	Mantenimiento del nodo Asistencia tecnológica	26
Desarrollo de Contenidos para la Red	Sistema Desarrollado y en Uso	4
Fortalecimiento Institucional	Informe, Documento, Publicación	28
Administración y Desarrollo del Recurso Humano	Curso	4
Concertar y Negociar con Instituciones, el apoyo a procesos de gestión	Convenio	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	14	100.816.800
. - Directivo	2	24.393.600
- Profesional y Técnico	7	51.768.000
- Personal Administrativo	4	21.206.400
- Obrero	1	3.448.800
Personal Contratado	1	4.320.000
- Empleado	1	4.320.000
TOTAL	15	105.136.800

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1	3.926.400
VI	358.401 - 408.400	2	9.432.000
VII	408.401 - 458.400	1	5.400.000
VIII	458.401 - 508.400	1	5.940.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	7	52.956.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	2	24.393.600
TOTAL		**14**	**102.048.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	3.088.800
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**1**	**3.088.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	72.290.066
02	Coordinación Administrativa	55.020.850
03	Planificación para el desarrollo de la Ciencia y la Tecnología	23.842.503
04	Fomento a la Investigación Científica y Tecnológica	89.580.350
05	Informática	40.621.450
06	Partidas no asignables a programas	4.200.000
	TOTAL	**285.555.219**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	184.031.128
4.02	Materiales y Suministros	14.420.000
4.03	Servicios no Personales	80.904.091
4.04	Activos Reales	2.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.200.000
	TOTAL	**285.555.219**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	281.355.219
Ingresos Ordinarios	8.000.000
- Ingresos de la Propiedad	8.000.000
Intereses sobre colocaciones bancarias	8.000.000
Ingresos de Operación	35.000.000
- Ingresos por Venta de Bienes y Servicios	35.000.000
Transferencias para Financiar Gastos Corrientes	238.355.219
Ministerio de Ciencia y Tecnología	238.355.219
B. Gastos Corrientes	283.555.219
Gastos de Consumo	283.555.219
Gastos de Personal	184.031.128
Materiales y Suministros	14.420.000
Servicios no Personales	80.904.091
Otros Gastos Corrientes de Instituciones Descentralizadas	4.200.000
Depreciación y Amortización	4.200.000
C. Resultado Económico: Desahorro	-2.200.000
II. Cuenta de Capital	
A. Recursos de Capital	2.000.000
- Desahorro en la Cuenta Corriente	-2.200.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras	4.200.000
B. Gastos de Capital	2.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	2.000.000
Res	

A0319

Fundación para el Desarrollo de la
Ciencia y la Tecnología en la
Región Guayana (Fundacite
Guayana)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana creada mediante Decreto N° 374 del 17-07-89, establece dentro de sus objetivos principales la promoción, coordinación y fortalecimiento del sector científico y tecnológico en la Región de Guayana, propiciando actividades de investigación que contribuyan a la generación de una sociedad innovadora y propenda al desarrollo y mejoramiento de la calidad de vida de la población guayanesa.

La fundación contará para el año 2003, con ingresos por la cantidad de Bs. 891,7 millones, conformado por las siguientes fuentes de financiamiento: recursos provenientes del Ejecutivo Nacional por Bs. 190,3 millones (21,3%), aporte de la Gobernación del Estado Bolívar Bs. 500,0 millones (56,1%), Ingresos Propios Bs. 104,0 millones (11,7%), recursos por transacciones financieras Bs. 33,8 millones(3,8%), del fondo de depreciación Bs. 56.3 millones (6,3%) y Bs. 7,3 millones de disminución de Caja y Banco (0,8%)

El presupuesto de gastos se ubica en Bs. 891,7 millones y se distribuye de la manera siguiente: Bs. 792,8 millones en gastos corrientes (88,9%), Bs. 29,4 millones en gastos de capital (3,3%) y Bs. 69,5 millones en aplicaciones financieras (7,8)

Los gastos están orientados a potenciar las capacidades científicas y tecnológicas regionales, a través de programas de investigación que orientan las líneas estratégicas según las prioridades regionales; soportados en cuatro elementos básicos: proyectos de investigación y desarrollo, capacitación y formación de investigadores y el establecimiento de una infraestructura de información que apoye la difusión y fortalecimiento institucional de los entes promotores de Ciencia y Tecnología, y de centros de investigación y desarrollo, todo ello vinculado a las estrategias y políticas de nivel Nacional y Regional; reflejada en el plan a seis años de Ciencia y Tecnología Regional y en el plan del Ministerio de Ciencia y Tecnología.

Dentro de las metas más importantes a realizar se encuentra la implementación de la Red Telemática de la Región Guayana (1era fase); consolidar el Proyecto Parque Tecnológico de Ciudad Guayana; consolidar el subprograma de TIC a través de la creación y fortalecimiento de las redes de cooperación de tecnologías de información, impulsar el desarrollo de la acuicultura, ganadería de doble propósito y la consolidación de Proyectos Desarrollo de los Rubros Bandera Agrícola.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**794.309.737**
Ingresos Ordinarios	50.000.000
- Ingresos de la Propiedad	50.000.000
Transferencias para Financiar Gastos Corrientes	690.326.333
Otros Ingresos	53.983.404
Recursos de Capital	**56.241.473**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.241.473
Recursos Financieros	**41.154.943**
Activos Financieros	41.154.943
Disminución de Caja y Bancos	7.324.476
Disminución de Otros Activos Circulantes	33.830.467
TOTAL	**891.706.153**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**792.804.644**
Gastos de Consumo	406.804.644
Gastos de Personal	265.779.133
Materiales y Suministros	21.928.145
Servicios no Personales	62.855.893
Otros Gastos Corrientes de Instituciones Descentralizadas	56.241.473
Depreciación y Amortización	56.241.473
Otros Gastos Corrientes	386.000.000
Transferencias	386.000.000
Gastos de Capital	**29.386.860**
Adquisición de Maquinarias, Equipos e Inmuebles	29.386.860
Aplicaciones Financieras	**69.514.649**
Pasivos Financieros	69.514.649
Disminución de Cuentas y Efectos a Pagar a Proveedores	69.514.649
TOTAL	**891.706.153**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Capacitación al personal adscrito a Fundacite Guayana, para mejorar su vinculación y desarrollo de programas conjuntos con el Ministerio de Ciencia y Tecnología	Adiestramiento	22
Fomentar y apoyar la investigación y desarrollo tecnológicos en el rubro de ganadería doble propósito, a objeto de mejorar la productividad y rentabilidad	Proyecto formulado	1
Apoyo mensual a eventos de Ciencia y Tecnología de los programas de la Fundación en general para difusión de la institución y de la ciencia y la tecnología	Prestamos de equipos	60
Garantizar la vinculación de Fundacite Guayana con el FONACIT, MCT y sus organismos adscritos para garantizar planes concertados y coherentes	Reunión	13
Elaborar el diagnóstico de Ciencia y Tecnología del Estado Bolivar.	Diagnóstico	9
Implantar el Sistema de Gestión de Calidad SGCISO 9001: 2000, para la estandarización y mejora de los procesos internos	SGS implantados	1
Consolidar la Gestión interinstitucional a través de redes de investigación en las áreas estratégicas para Fundacite Guayana	Informes	72
Coordinar y supervisar la gestión interna garantizando el cumplimiento de los planes	Informes	12
Gestionar los proyectos de investigación de los programas de FUNDACITE Guayana	Proyectos	26
Asesorar legalmente al personal de Fundacite Guayana	Asesorías	85
Apoyo a los investigadores para su capacitación a través de las subvención a eventos a nivel nacional como internacional	Subvención	40
Capacitar al personal mediante cursos de actualización y mejoramiento ajustados a la nueva misión y visión del MCT en materia legal	Postulación	1
Garantizar el registro de la contabilidad presupuestaria y financiera para dar cumplimiento a las leyes que rigen la Fundación	Informes	95
Seguimiento y control de los proyectos de investigación en ejecución	Informes	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	13	80.963.172
- Directivo	2	26.116.179
- Profesional y Técnico	6	37.573.917
- Personal Administrativo	2	6.776.406
- Obrero	3	10.496.670
Personal Contratado	9	61.059.141
- Empleado	9	61.059.141
TOTAL	**22**	**142.022.313**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.002.000
II	190.081 - 208.400		
III	208.401 - 258.400	2	6.065.070
IV	258.401 - 308.400		
V	308.401 - 358.400	2	7.622.314
VI	358.401 - 408.400	2	9.248.448
VII	408.401 - 458.400		
VIII	458.401 - 508.400	2	11.853.406
IX	508.401 - 558.400		
X	558.401 - 608.400	4	27.591.489
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	1	8.986.414
XIV	758.401 - 808.400	1	9.389.123
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	4	48.767.379
TOTAL		**19**	**131.525.643**

POR GRUPOS DE SALARIOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.928.697
IV	258.401 - 308.400		
V	308.401 - 358.400	2	7.567.973
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	3	10.496.670

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección y coordinación	227.312.809
2	Planificación y Desarrollo	510.052.744
3	Información y Divulgación	98.099.127
99	Partidas no Asignables a Programas	56.241.473
	TOTAL	891.706.153

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	265.779.133
4.02	Materiales y Suministros	21.928.145
4.03	Servicios no Personales	62.855.893
4.04	Activos Reales	29.386.860
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	69.514.649
4.07	Transferencias	386.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	56.241.473
	TOTAL	891.706.153

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**794.309.737**
Ingresos Ordinarios	50.000.000
- Ingresos de la Propiedad	50.000.000
Intereses por dinero en deposito	50.000.000
Transferencias para Financiar Gastos Corrientes	690.326.333
Gobierno Nacional	190.326.333
Gobierno del estado Bolívar	500.000.000
Otros Ingresos	53.983.404
B. Gastos Corrientes	**792.804.644**
Gastos de Consumo	406.804.644
Gastos de Personal	265.779.133
Materiales y Suministros	21.928.145
Servicios no Personales	62.855.893
Otros Gastos Corrientes de Instituciones Descentralizadas	56.241.473
Depreciación y Amortización	56.241.473
Otros Gastos Corrientes	386.000.000
Transferencias	386.000.000
Transferencias Corrientes Internas al Sector Público	386.000.000
C. Resultado Económico: Ahorro	**1.505.093**
II. Cuenta de Capital	
A. Recursos de Capital	**57.746.566**
- Ahorro en la Cuenta Corriente	1.505.093
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.241.473
B. Gastos de Capital	**29.386.860**
Adquisición de Maquinarias, Equipos e Inmuebles	29.386.860
C. Resultado Financiero: Superávit	**28.359.706**
III. Cuenta Financiera	
A. Recursos Financieros	**69.514.649**
Activos Financieros	41.154.943
Disminución de Caja y Bancos	7.324.476
Disminución de Otros Activos Circulantes	33.830.467
Superávit Financiero	28.359.706
B. Aplicaciones Financieras	**69.514.649**
Pasivos Financieros	69.514.649
Disminución de Cuentas y Efectos a Pagar a Proveedores	69.514.649

A0321
Fundación para el Desarrollo de la
Ciencia y la Tecnología en el
Estado Táchira (Fundacite Táchira)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (FUNDACITE-TACHIRA), fue creada mediante Decreto N° 373 del 17-07-89 e inició sus operaciones en el año 1990, estableciendo dentro de sus objetivos principales, la promoción, coordinación y fortalecimiento del sector científico y tecnológico del Estado Táchira, propiciando actividades de investigación que contribuyan a la generación de una sociedad innovadora y que propenda al desarrollo y mejoramiento de la calidad de vida de la población tachirense.

La Fundación contará para el año 2003, con un presupuesto por la cantidad de Bs. 432,9 millones, conformado por las siguientes fuentes de financiamiento: Ingresos por actividades propias por la cantidad de Bs. 58,5 Millones (13,5%), aportes para gastos de funcionamiento del Ejecutivo Nacional por la cantidad de Bs. 159,0 millones (36,7%), y Bs. 178,8 millones de la Gobernación del Estado Táchira, de los cuales Bs. 112,8 millones son para gastos corrientes y Bs. 66,0 millones para gastos de capital (41,3%), recursos por transacciones financieras Bs. 32,0 millones (7,4%), y el incremento del fondo de depreciación por Bs. 4,6 millones (1,1%).

En atención a los objetivos planteados en el Plan Operativo, se destinarán a gastos de funcionamiento Bs. 329,1 millones y Bs. 95,8 millones para gastos de inversión. En pasivos se prevé la cancelación de Bs. 8,0 millones. El gasto de personal demandará Bs. 185,6 millones, los materiales y suministros Bs. 11,3 millones y, los servicios no personales Bs. 127,6 millones. La nomina registrará 18 trabajadores.

La Fundación brindará orientación para la puesta en marcha de programas y proyectos que aporten en el corto plazo soluciones a la colectividad tachirense con énfasis en la ciencia y la tecnología, promoverá la conexión inalámbrica a Internet del aparato gubernamental del Estado, automatizará y modernizará los procesos de gestión y de atención a los usuarios de los entes públicos estadales, fomentará el uso de Internet como herramienta fundamental para facilitar los procesos de gestión y trámite ante los entes públicos, promoverá el uso de Internet como política prioritaria para el desarrollo cultural, económico, social y político del Estado Táchira, promoverá un amplio programa de capacitación, orientación y divulgación dirigido a los funcionarios públicos y a la ciudadanía en el uso de Internet como herramienta de comunicación, información, trámite y gestión ante las dependencias públicas y privadas.

Entre las metas más relevantes para este ejercicio destacan el fortalecimiento de los centros de investigación, promoción y financiamiento de nueve proyectos de investigación, promoción y fomento de cuarenta y seis Páginas Web de Alcaldías del Estado; establecimiento de convenios de cooperación, fomento y financiamiento de publicaciones científicas y tecnológicas, incorporación de investigadores de Alcaldías e instituciones, incorporar sesenta y cuatro nuevos usuarios al centro nacional de tecnología de información, capacitación de los recursos humanos de Ciencia y Tecnología, fomento y financiamiento de maestrías.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**330.370.144**
Ingresos de Operación	58.545.015
- Ingresos por Venta de Bienes y Servicios	58.545.015
- Transferencias para Financiar Gastos Corrientes	271.825.129
- Ministerio de Ciencia y Tecnología	159.025.129
- Gobernación del Estado Táchira	112.800.000
Recursos de Capital	**70.560.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.560.000
- Transferencias para Financiar Gastos de Capital	66.000.000
Gobernación del Estado Táchira	66.000.000
Recursos Financieros	**32.013.586**
Activos Financieros	32.013.586
Disminución de Caja y Bancos	32.013.586
TOTAL	**432.943.730**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**329.140.971**
Gastos de Consumo	329.140.971
Gastos de Personal	185.640.410
Materiales y Suministros	11.271.601
Servicios no Personales	127.668.960
Otros Gastos Corrientes de Instituciones Descentralizadas	4.560.000
Depreciación y Amortización	4.560.000
Gastos de Capital	**95.802.759**
Adquisición de Maquinarias, Equipos e Inmuebles	29.802.759
Activos Intangibles	66.000.000
Aplicaciones Financieras	**8.000.000**
Pasivos Financieros	8.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.486.034
Disminución de Cuentas a Pagar por Retenciones Laborales	
Disminución de Otras Cuentas y Efectos a Pagar	
TOTAL	**432.943.730**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Fomento, Promoción y Transferencia de Tecnología en Instituciones Publicas y Educativas	Institución	19
Fortalecimiento de Centros de Investigación	Centro	2
Incorporación de Investigadores, Alcaldías, Instituciones y Usuarios al Centro Nacional de Tecnologías de Información	USUARIO	64
Promoción y Financiamiento de Proyectos de Investigación	Proyecto	9
Diseño, Promoción y Fomento de Paginas Web en Instituciones y Alcaldías del Estado	Pagina Web	46
Capacitación del Recurso Humano en Ciencia y Tecnología	Curso	42
Formación de Recursos Humanos en el Area de Ciencia y Tecnología	Tesis De Grado	19
Fomento y Financiamiento A La Asistencia, Participación y Organización de Eventos Científicos y Tecnológicos	Evento	26
Fomento y Financiamiento de Maestrías	Maestría	13
Consolidación del Servicio de Información Científica y Tecnológica	Consulta	56
Establecimiento de Convenios de Cooperación	Convenio	7
Fomento y Financiamiento de Publicaciones Científicas y Tecnológicas	Publicación	6
Participación en el Desarrollo de Reuniones de Núcleos de Fundacite	Reunión	6
Seguimiento y Control de La Gestión y Ejecución Física y Financiera del Organismo y de Las Subvenciones Otorgadas	Informe	24
Ejecución de Manual de Control, Seguimiento y Evaluación de Proyectos	Manual	1
Selección y Evaluación de Solicitudes de Subvenciones	Punto De Cuenta	28
Edición de Revista Institucional	Revista	3
Diseño y Formulación del Plan Operativo de Ciencia y Tecnología	Plan	1
Fomento y Financiamiento de Becas Trabajo a Estudiantes	Beca	4
Formulación del Proyecto de Presupuesto de Ingresos y Gastos	Proyecto	1
Cancelación de Pasivos	N° De Pagos	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	**17**	**85.163.340**
- Directivo	4	36.926.820
- Profesional y Técnico	6	30.141.432
- Personal Administrativo	7	18.095.088
Personal Contratado	**1**	**5.200.000**
- Empleado	1	5.200.000
TOTAL	**18**	**90.363.340**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.280.960
II	190.081 - 208.400	1	2.388.636
III	208.401 - 258.400	5	13.425.492
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	3	14.114.592
VII	408.401 - 458.400	4	21.226.840
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	2	16.712.472
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.588.492
XV	808.401 - 858.400		
XVI	858.401 - 908.400	1	10.625.856
XVII	908.401 - MAS		
TOTAL		**18**	**90.363.340**

RESUMEN DE CREDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección y Coordinación Central	38.874.062
2	Planificación y Desarrollo Científico y Tecnológico	24.256.846
3	Dirección de Información y Divulgación	145.854.642
4	Gestión y Fomento Tecnológico	5.995.180
5	Administración y Recursos Humanos	99.840.126
6	Financiamiento a Proyectos	105.562.874
7	Partidas no Asignables a Programas	12.560.000
	TOTAL	432.943.730

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	185.640.410
402	Materiales y Suministros	11.271.601
403	Servicios no Personales	127.668.960
404	Activos Reales	95.802.759
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.000.000
407	Otros Gastos de Instituciones Descentralizadas	4.560.000
	TOTAL	432.943.730

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**330.370.144**
Ingresos de Operación	58.545.015
- Ingresos por Venta de Bienes y Servicios	58.545.015
Transferencias para Financiar Gastos Corrientes	271.825.129
Del Ejecutivo Nacional	159.025.129
Del Estado Táchira	112.800.000
B. Gastos Corrientes	**329.140.971**
Gastos de Consumo	329.140.971
Gastos de Personal	185.640.410
Materiales y Suministros	11.271.601
Servicios no Personales	127.668.960
Otros Gastos Corrientes de Instituciones Descentralizadas	4.560.000
Depreciación y Amortización	4.560.000
C. Resultado Económico: Ahorro	**1.229.173**
II. Cuenta de Capital	
A. Recursos de Capital	**71.789.173**
- Ahorro en la Cuenta Corriente	1.229.173
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.560.000
- Transferencias para Financiar Gastos de Capital	66.000.000
Del Ejecutivo del Estado Táchira)	66.000.000
B. Gastos de Capital	**95.802.759**
Adquisición de Maquinarias, Equipos e Inmuebles	29.802.759
Activos Intangibles	66.000.000
C. Resultado Financiero: Déficit	**24.013.586**
III. Cuenta Financiera	
A. Recursos Financieros	**32.013.586**
Activos Financieros	32.013.586
Disminución de Caja y Bancos	32.013.586
B. Aplicaciones Financieras	**32.013.586**
Pasivos Financieros	8.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.486.034
Disminución de Cuentas a Pagar por Retenciones Laborales	3.446.423
Disminución de Otras Cuentas y Efectos a Pagar	3.067.543
Déficit Financiero	24.013.586

A0322
Fundación para el Desarrollo de la
Ciencia y la Tecnología en el
Estado Sucre (Fundacite Sucre)

POLÍTICA PRESUPUESTARIA

El principal objetivo de Fundacite Sucre es fomentar el desarrollo de programas y proyectos que ayuden al progreso del Estado en el área científica y tecnológica, conjuntamente con instituciones que persiguen el mismo fin, entre las cuales cabe destacar las siguientes: Universidad de Oriente Núcleo de Sucre – Cumaná, Instituto Universitario de Tecnología de Carúpano, I.N.I.A., entre otros.

La Fundación cuenta con las siguientes fuentes de financiamiento: Bs. 279,4 millones de aporte del Ejecutivo Nacional (53%), Bs. 100,0 millones de la Gobernación del Estado Sucre (19%), Bs. 9,0 millones de recursos propios (1,7%), Bs. 16,2 millones del incremento de la depreciación acumulada(3,0%) y Bs. 122,9 millones de disminución de deudores(23,3%).

El presupuesto de gastos de Fundacite Sucre para el presente ejercicio fiscal asciende a Bs. 527,5 millones, y se distribuye de la siguiente manera Bs. 404,2 millones (77%), para gastos corrientes, Bs. 44,6 millones (9%) para gastos de capital y Bs. 78,7 millones (14%) en aplicaciones financieras.

Para el año 2003, la Fundación tiene planteado el desarrollo de programas enmarcados dentro de la política general de la Institución como es promover el desarrollo y la investigación de tecnologías aplicadas al desarrollo del Estado Sucre

Entre las principales metas que el Organismo estima ejecutar para el ejercicio fiscal 2003 se encuentran: Promover actividades de investigación que contribuyan al desarrollo del Estado Sucre, desarrollo de una red de cooperación científica y tecnológica, mejorar y ampliar la Intranet de Fundacite-Sucre, talleres orientados a promover el desarrollo asociativo de empresas manufactureras y agrícolas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**388.428.073**
Ingresos Ordinarios	379.428.073
Transferencias para Financiar Gastos Corrientes	379.428.073
Otros Ingresos	9.000.000
Recursos de Capital	**16.225.513**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.225.513
Recursos Financieros	**122.886.497**
Activos Financieros	122.886.497
Disminución de Otras Cuentas a Cobrar	122.886.497

TOTAL	527.540.083

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**404.028.187**
Gastos de Consumo	379.028.187
Gastos de Personal	260.106.876
Materiales y Suministros	22.025.000
Servicios no Personales	80.670.798
Otros Gastos Corrientes de Instituciones Descentralizadas	16.225.513
Depreciación y Amortización	16.225.513
Otros Gastos Corrientes	25.000.000
Transferencias	25.000.000
Gastos de Capital	**44.765.005**
Adquisición de Maquinarias, Equipos e Inmuebles	44.765.005
Aplicaciones Financieras	**78.746.891**
Activos Financieros	59.471.891
Incremento de Caja y Bancos	59.471.891
Pasivos Financieros	19.275.000
Disminución de Cuentas a Pagar por Retenciones Laborales	4.875.000
Disminución de Otras Cuentas y Efectos a Pagar	14.400.000

TOTAL	527.540.083

METAS

Denominación	Unidad de Medida	Cantidad 2003
Incentivar al empleado para mejorar la productividad de Fundacite Sucre	Bono	5
Incentivar la formación intelectual del personal de Fundacite Sucre en horario no laboral	Matrícula Apoyo	2 5
Mejorar las condiciones económicas de los empleados de Fundacite Sucre	Programa	12
Equipar las unidades funcionales de Fundacite Sucre	Unidad Reporte	5 2
Informar sobre las actividades desarrolladas por Fundacite Sucre	Memoria y Cuenta	1
Fomentar programas y estudios dirigidos a la prevención del riesgo	Reunión	2
Mejorar calidad y oportunidades de aprobación de los proyectos presentados a FIDES y LAEE	Reunión Taller Instructivo	5 1 100
Contribuir a la construcción de un desarrollo productivo agrícola con equidad social	Reunión Conferencia	3 3
Contribuir al establecimiento de un clima regional de disposición para la búsqueda de soluciones populares a problema	Reunión Premio	5 1
Alcanzar el desarrollo de una sociedad en línea y un Estado Moderno	Repetidora Conectividad Registro	2 5 1.000
Promover el desarrollo asociativo de empresas manufactureras, de servicios y agrícolas	Reunión	1
Apoyar la generación de conocimiento y la transferencia de tecnología en salud pública	Taller	1
Fomentar la actualización y formación de investigadores del estado Sucre	Ayuda Económica	48
Promocionar la formación de profesionales a través de estudios de pregrado y postgrado	Beca	4
Promover actividades de investigación que contribuyan al desarrollo del estado Sucre	Taller	2
Desarrollar contenidos educativos en formato electrónico para la 1ª y 2ª etapa de E. Básica	Visita Boletín	96 20
Apoyar y promover proyectos interdisciplinarios entre la ciencia y el arte	Reunión Premio Convocatoria	20 30 2
Proyección de Fundacite Sucre y su importancia para el desarrollo C. Y T. Del estado Sucre	Programa	52

Organizar los archivos y Biblioteca de Fundacite Sucre	Biblioteca	2
Divulgar a la comunidad la gestión de Fundacite Sucre y los beneficios de los proyectos académicos que se proponen.	Boletín	12
Mejorar y ampliar la Intranet de Fundacite Sucre	Intranet	1
Adquirir, repotenciar y actualizar equipos computacionales de Fundacite Sucre	Equipo	13
Modernizar los equipos de oficina de Fundacite Sucre	Equipo	2
Coordinar acciones entre diferentes actores sociales para la elaboración del Plan Regional	Base de dato Mesa de trabajo Documento	1 5 2
Coordinar acciones entre diferentes actores sociales para la elaboración del Plan Regional	Mesa de trabajo	5
Coordinar acciones entre diferentes actores sociales para la elaboración del Plan Regional	documento	2
Promover la capacitación para la innovación en la Gerencia Pública y Social	Reunión	2
Coordinación de la gestión con los sectores externos involucrados	Reunión	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	16	82.630.400
- Directivo	2	20.803.200
- Profesional y Técnico	4	26.103.000
- Personal Administrativo	7	27.948.200
- Obrero	3	7.776.000
Personal Contratado	7	30.005.700
- Empleado	7	30.005.700
TOTAL	**23**	**112.636.100**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	5	13.108.200
IV	258.401 - 308.400	1	3.119.700
V	308.401 - 358.400	4	14.850.000
VI	358.401 - 408.400	2	9.320.000
VII	408.401 - 458.400	1	5.037.000
VIII	458.401 - 508.400	1	5.940.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	2	15.576.000
XII	658.401 - 708.400	0	
XIII	708.401 - 758.400	2	17.106.000
XIV	758.401 - 808.400	0	
XV	808.401 - 858.400	0	
XVI	858.401 - 908.400	2	20.803.200
XVII	908.401 - MAS	0	
TOTAL		**20**	**104.860.100**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	3	7.776.000
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 MAS		
TOTAL		**3**	**7.776.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección y Coordinación	294.265.534
2	Política y Planificación Institucional	30.194.700
3	Gestión de Desarrollo Científico y Tecnológico	203.079.849
	TOTAL	527.540.083

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	260.106.876
402	Materiales y Suministros	22.025.000
403	Servicios no Personales	80.670.798
404	Activos Reales	44.765.005
405	Activos Financieros	59.471.891
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	19.275.000
407	Transferencias	25.000.000
408	Depreciación y Acumulación	16.225.123
	TOTAL	527.540.083

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**388.428.073**
Ingresos Ordinarios	379.428.073
- Ingresos por Aportes y Contribuciones	379.428.073
Subsidios y Aportes del Ejecutivo Nacional	279.428.073
Subsidios y Aportes del Ejecutivo Regional	100.000.000
Otros Ingresos	9.000.000
B. Gastos Corrientes	**404.028.187**
Gastos de Consumo	379.028.187
Gastos de Personal	260.106.876
Materiales y Suministros	22.025.000
Servicios no Personales	80.670.798
Otros Gastos Corrientes de Instituciones Descentralizadas	16.225.513
Depreciación y Amortización	16.225.513
Otros Gastos Corrientes	25.000.000
Transferencias	25.000.000
Donaciones a personas	15.400.000
Otras transferencias directas a personas	9.600.000
C. Resultado Económico: Desahorro	**15.600.114**
II. Cuenta de Capital	
A. Recursos de Capital	**625.399**
- Desahorro en la Cuenta Corriente	(15.600.114)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.225.513
B. Gastos de Capital	**44.765.005**
Adquisición de Maquinarias, Equipos e Inmuebles	44.765.005
C. Resultado Financiero: Déficit	**(44.139.606)**
III. Cuenta Financiera	
A. Recursos Financieros	**122.886.497**
Activos Financieros	122.886.497
Disminución de Otras Cuentas a Cobrar	122.886.497
Superávit Financiero	0
B. Aplicaciones Financieras	**122.886.497**
Activos Financieros	59.471.891
Incremento de Caja y Bancos	59.471.891
Pasivos Financieros	19.275.000
Disminución de Cuentas a Pagar por Retenciones Laborales	4.875.000
Disminución de Otras Cuentas y Efectos a Pagar	14.400.000
Déficit Financiero	44.139.606

A0334
Fundación Instituto de Ingeniería
para la Investigación y Desarrollo
Tecnológico

POLÍTICA PRESUPUESTARIA

La actividad fundamental de la Fundación, es la de realizar actividades de investigación y desarrollo tecnológico, así como asesorías y servicios técnicos, en los diversos campos de la ingeniería y disciplinas afines, con énfasis en las áreas de biotecnología, metalmecánica, petroquímica, electrónica, informática, manejo de imágenes satelitales y otras áreas del conocimiento, todo con el respaldo de una investigación aplicada, dirigida a la actividad industrial, tanto en el ámbito público como el privado.

El presupuesto para el año 2003, se ubica en Bs. 5.143,2 millones, financiado en un 63,13% con aporte corriente del Ejecutivo Nacional, recursos que estarán orientados primordialmente a la realización de 11 proyectos de desarrollo, cuatro (4) inspecciones, cuatro (4) ensayos, así como sesenta (60) cursos de capacitación y adiestramiento.

En cuanto a su estructura de gastos, se orientarán para erogaciones corrientes Bs. 4.743,2 millones y activos reales Bs. 400,0 millones. Con la ejecución del presupuesto, se estima un desahorro de Bs. 822,6 millones en la cuenta corriente y un déficit financiero en la cuenta capital de Bs. 1.122,6 millones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.920.539.198**
Ingresos Ordinarios	71.799.198
- Ingresos de la Propiedad	71.799.198
Ingresos de Operación	601.940.000
- Ingresos por Venta de Bienes y Servicios	601.940.000
Transferencias para Financiar Gastos Corrientes	3.246.800.000
- Recursos Ordinarios	3.246.800.000
Recursos de Capital	**100.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	100.000.000
Recursos Financieros	**1.122.636.569**
Activos Financieros	498.187.873
Disminución de Caja y Bancos	78.661.319
Disminución de Inversiones Temporales	321.338.681
Disminución de Otras Cuentas a Cobrar	98.187.873
Pasivos Financieros	624.448.696
Incrementos de Cuentas a Pagar	624.448.696
TOTAL	**5.143.175.767**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**4.743.175.767**
Gastos de Consumo	4.690.888.696
Gastos de Personal	3.842.051.937
Materiales y Suministros	200.000.000
Servicios no Personales	548.836.759
Otros Gastos Corrientes de Instituciones Descentralizadas	100.000.000
Depreciación y Amortización	100.000.000
Otros Gastos Corrientes	52.287.071
Transferencias	52.287.071
Gastos de Capital	**400.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	317.315.000
Activos Intangibles	82.685.000
TOTAL	**5.143.175.767**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proyectos de Desarrollos	Proyecto	11
Programas de Capacitación y Adiestramiento	Curso	60
Calibraciones	Calibración	60
Inspecciones	Inspección	4
Ensayos	Ensayo	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	125	1.500.376.372
- Directivo	9	244.039.631
- Profesional y Técnico	79	1.041.643.701
- Administrativo	37	214.693.040
Personal Contratado	7	67.486.800
- Empleado	7	67.486.800
TOTAL	**132**	**1.567.863.172**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	8	24.116.134
IV	258.401 - 308.400	6	20.666.948
V	308.401 - 358.400	2	7.611.544
VI	358.401 - 408.400	3	13.625.543
VII	408.401 - 458.400	4	20.432.820
VIII	458.401 - 508.400	2	11.799.771
IX	508.401 - 558.400	3	19.146.227
X	558.401 - 608.400	1	7.188.468
XI	608.401 - 658.400	4	30.877.772
XII	658.401 - 708.400	1	8.126.968
XIII	708.401 - 758.400	14	122.623.527
XIV	758.401 - 808.400	2	19.195.961
XV	808.401 - 858.400	13	126.998.600
XVI	858.401 - 908.400	4	42.645.348
XVII	908.401 - MAS	65	1.092.807.541
	TOTAL	132	1.567.863.172

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	3	48.287.071
Jubilado	3	48.287.071
TOTAL	3	48.287.071

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación General	1.455.520.380
02	investigación y Desarrollo Tecnológico	3.587.655.387
03	Partidas No Asignables a Programas	100.000.000
	TOTAL	5.143.175.767

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.842.051.937
4.02	Materiales y Suministros	200.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto
4.03	Servicios no Personales	548.836.759
4.04	Activos Reales	400.000.000
4.07	Transferencias	52.287.071
4.08	Otros Gastos de Instituciones Descentralizadas	100.000.000
	TOTAL	**5.143.175.767**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	3.920.539.198
Ingresos Ordinarios	
- Ingresos de la Propiedad	
Ingresos por Intereses	
Ingresos de Operación	601.940.000
- Ingresos por Venta de Bienes y Servicios	601.940.000
Transferencias para Financiar Gastos Corrientes	3.246.800.000
Recursos Ordinarios	3.246.800.000
B. Gastos Corrientes	4.743.175.767
Gastos de Consumo	4.690.888.696
Gastos de Personal	3.842.051.937
Materiales y Suministros	200.000.000
Servicios no Personales	548.836.759
Otros Gastos Corrientes de Instituciones Descentralizadas	100.000.000
Depreciación y Amortización	100.000.000
Otros Gastos Corrientes	52.287.071
Transferencias	52.287.071
Sector Privado	52.287.071

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
C. Resultado Económico: Desahorro	**822.636.569**
II. Cuenta de Capital	
A. Recursos de Capital	**-722.636.569**
- Desahorro en la Cuenta Corriente	822.636.569
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	100.000.000
B. Gastos de Capital	**400.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	317.315.000
Activos Intangibles	82.685.000
C. Resultado Financiero: Déficit	**1.122.636.569**
III. Cuenta Financiera	
A. Recursos Financieros	**1.122.636.569**
Activos Financieros	498.187.873
Disminución de Caja y Bancos	78.661.319
Disminución de Inversiones Temporales	321.338.681
Disminución de Otras Cuentas a Cobrar	98.187.873
Pasivos Financieros	624.448.696
Incrementos de Cuentas a Pagar	624.448.696
B. Aplicaciones Financieras	**1.122.636.569**
Déficit Financiero	1.122.636.569

A0355
Fundación para el Desarrollo de la
Ciencia y la Tecnología en el
Estado Zulia (Fundacite Zulia)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana, fue creada mediante Decreto N° 471 del 27/12/79, con el objeto de promover y apoyar los centros de investigación, en las áreas especializadas en medicina, biología, química, física, matemática, educación y ciencias sociales, así como actividades docentes y de información y documentación en los campos del conocimiento relacionados con sus áreas de investigación.

Los Recursos Presupuestario de la Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite - Zulia), para el Ejercicio Fiscal 2003 ascienden a la cantidad de Bs. 533,6 millones, de los cuales Bs. 97,3 millones (19%) corresponden a ingresos propios, discriminados de la forma siguiente (Bs. 30,0 millones (6%) por concepto de intereses por dinero en depósito y Bs. 67,3 millones (13%) por Venta de bienes y servicios); Bs. 406,3 millones por transferencias del sector público (Bs. 47,0 millones (9%) de la Gobernación del Estado Zulia, y Bs. 359,3 millones (68%) del Ejecutivo Nacional) y Bs. 30,0 millones (6%) del fondo de depreciación.

El presupuesto de gastos de esta Fundacite para el año 2003, se ubica en Bs. 533,6 millones, los cuales serán orientados a una mayor consolidación en su papel coordinador, planificador, evaluador, asesor y ejecutor de programas y proyectos de Ciencia y Tecnología en la Región.

Dentro de los objetivos a cumplir por esta Fundación, se consideran: Incentivar la actividad Científica-Tecnológica Regional, apoyando los programas y proyectos enmarcados dentro de los Lineamientos de política Regional y Nacional, que contribuyan con el incremento de la competitividad del Estado Zulia y generen productos de investigación que aporten soluciones a problemas concretos de la región y el país; continuar con el apoyo a los subprogramas de Resonancia Educativa y gestión tecnológica de la Industria Regional; cofinanciar los proyecto de Investigación de trabajos científicos en el país y en el exterior, actualización de conocimientos y la realización de eventos científicos en la región y fortalecer los servicios automatizados a través de la Red Académica de Centros de Investigación y Universidades Nacionales (REACCIUN)

Dentro de las metas más importantes a realizar se encuentran: Otorgar cofinanciamiento al subprograma de Resonancia Educativa (30 subvenciones); brindar apoyo financiero para la asistencia a cursos y eventos científicos nacionales e internacionales en la región; así como la asistencia a cursos de actualización de conocimientos en el país y en el exterior (35 subvenciones), dictar talleres en áreas de Desarrollo Estratégico Regional como componente Científico y Tecnológico (41 taller) y continuar con el proyecto (Experimento) de determinar si la Melatonina es capaz de incrementar el período de vida de la mosca de la fruta (24 experimentos)

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**503.575.536**
Ingresos Ordinarios	30.000.000
- Ingresos de la Propiedad	30.000.000
Ingresos de Operación	67.302.822
- Ingresos por Venta de Bienes y Servicios	67.302.822
Transferencias para Financiar Gastos Corrientes	406.272.714
Recursos de Capital	**30.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
TOTAL	**533.575.536**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**533.575.536**
Gastos de Consumo	513.575.536
Gastos de Personal	420.359.227
Materiales y Suministros	12.000.000
Servicios no Personales	51.216.309
Otros Gastos Corrientes de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	20.000.000
Transferencias	20.000.000
TOTAL	**533.575.536**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Elaborar el Proyecto de Presupuesto.	Documentos	1
Elaborar Memoria y Cuenta.	Documentos	1
Elaborar Informes trimestrales sobre la Ejecución Física Financiera.	Informe	4
Realizar el Inventario Anual de Bienes.	Informe	1
Elaborar y realizar los Estados Financieros	Informe	12
Apoyar las agendas salud y ganadería de doble propósito y ambiente.	Subvención	11
Otorgar apoyo financiero para la asistencia a Eventos Científicos Nacionales e Internacionales.	Subvención	10
Otorgar apoyo financiero para la realización de Eventos Científicos de la Región.	Subvención	20
Otorgar apoyo financiero para la asistencia a investigadores a cursos de actualización en el país y en el exterior.	Subvención	5
Apoyo al programa de Información y Documentación.	Publicar	10
Financiamiento al Subprograma Promoción, Divulgación y Publicidad.	Subvención	20
Cofinanciamiento al Subprograma Resonancia Educativa.	Subvención	30
Dictar de Talleres para la elaboración de artículos de componente Científico y Tecnológico	Taller	2
Dictar talleres para la formulación de Proyectos de investigación y Desarrollo en el área de Ciencia y Tecnología e Innovación, elaboración de artículos científicos, computación básica e internet.	Taller	33
Cofinanciar el Festival Regional de Asovac Juvenil	Subvención	1
Dictar talleres en áreas de Desarrollo Estratégico Regional como componente Científico y Tecnológico.	Taller	6
Premiar el mejor trabajo de Asovac Juvenil Regional	Premio	1
Determinar si la Melatonina es capaz de incrementar el período de vida de la mosca de la fruta	Experimentos	20
Clasificar el papel de la melatonina en la modulación de los Analgésicos	Experimentos	28
Financiamiento al programa de Estudio de Depresión y Esquizofrenia	Estudios	1

Financiamiento al programa de Estudios de Neurotoxicología	Experimentos	1
Determinar el efecto preventivo de la melatonina sobre el cáncer de mama inducido en la rata con DMBA.	Experimento Taller	24 6
Determinar las variaciones en el flujo cerebral en sujeto bajo hipnosis sometido a diferentes emociones.	Prueba	20
Modulación de la percepción del dolor en la depresión	Estudios	1
Evaluación de la función simpática posterior a la inducción experimental del calor urete.	Pruebas	21

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	32	162.632.400
- Directivo	3	28.587.400
- Profesional y Técnico	11	56.950.400
- Personal Administrativo	6	24.840.900
- Personal Docente		
- Personal de Investigación	9	44.532.200
- Personal Médico		
- Personal Militar		
- Obrero	3	7.721.500
Personal Contratado		
- Empleado		
- Obrero		
Personal Fijo a Tiempo Parcial		
- Directivo		
- Profesional y Técnico		
- Personal Administrativo		
- Personal Docente		
- Personal de Investigación		
- Personal Médico		
- Personal Militar		
- Obrero		
TOTAL	**32**	**162.632.400**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	5	13.231.332
IV	258.401 - 308.400		
V	308.401 - 358.400	4	15.361.632
VI	358.401 - 408.400	8	35.979.416
VII	408.401 - 458.400		
VIII	458.401 - 508.400	1	5.544.000
IX	508.401 - 558.400	5	31.158.372
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	4	33.424.944
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.588.492
XV	808.401 - 858.400		
XVI	858.401 - 908.400	1	10.622.689
XVII	908.401 - MAS		
	TOTAL	29	154.910.877

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	1.900.800
II	190.081 - 208.400		
III	208.401 - 258.400	2	5.820.723
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	3	7.721.523

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Coordinación Superior	60.889.339
2	Administración General	173.181.527
3	Desarrollo de la Ciencia y la Tecnología	114.599.179
4	Investigaciones Biomédicas	154.905.491
99	Partidas No Asignables a Programas	30.000.000
	TOTAL	**533.575.536**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	420
4.02	Materiales y Suministros	
4.03	Servicios no Personales	51.216.309
4.07	Transferencias	20.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**533.575.536**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**503.575.536**
Ingresos Ordinarios	97.302.822
- Ingresos de la Propiedad	30.000.000
- Intereses	30.000.000
Ingresos de Operación	67.302.822
- Ingresos por Venta de Bienes y Servicios	67.302.822
Transferencias para Financiar Gastos Corrientes	406.272.714
- Ejecutivo Nacional	359.272.714
- Ejecutivo Regional	47.000.000
B. Gastos Corrientes	**533.575.536**
Gastos de Consumo	513.575.536
Gastos de Personal	420.359.227
Materiales y Suministros	12.000.000
Servicios no Personales	51.216.309
Otros Gastos Corrientes de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
Otros Gastos Corrientes	20.000.000
Transferencias (Detallar)	20.000.000
- Subsidios Educacionales	20.000.000
C. Resultado Económico: Desahorro	**30.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	
- Desahorro en la Cuenta Corriente	(30.000.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
- Gastos de Capital	0
Resultado Financiero	0

A0363
Fundación Venezolana
de Investigaciones Sismológicas
(FUNVISIS)

POLÍTICA PRESUPUESTARIA

FUNVISIS, ente encargado de la instalación, mantenimiento, conservación y modernización de la Red Sismológica y Acelerográfica del país en forma permanente; realizar y promover estudios e investigaciones: geofísica, sismológica, neotectónica, sismicidad histórica, geología e ingeniería sísmica; actualizar permanentemente las normas antisísmicas; mantener y organizar un centro de documentación especializado en geología e ingeniería sísmica; así como realizar las demás funciones en el área de su competencia, tendientes a mitigar el riesgo sísmico y divulgar los conocimientos y enseñanzas obtenidas para la preparación de la sociedad civil, ante situaciones de emergencia de origen sísmico.

La Fundación enfoca su acción como problema global de la sociedad, que trascienda los puros aspectos de desarrollo científico y tecnológico, orientándolo a la minimización del riego sísmico, el cual están expuestos personas e infraestructuras en nuestro país. Estas son, desde el punto de vista doctrinario, las razones de ser de FUNVISIS, en su condición de organismo estatal, comprometido en la defensa de intereses colectivos, tan trascendentes como la seguridad de la población y de infraestructuras de utilidad pública y de importancia vital ante la amenaza sísmica, derivada de la ubicación del país en un límite activo de placas tectónicas.

En el cumplimiento de sus objetivos y con la finalidad de minimizar el riesgo sísmico en el país, FUNVISIS tiene programado entre sus metas, la realización de 19 estudios sobre sismología, ingeniería sísmica y ciencias de la tierra; 42 evaluaciones sismorresistentes y geológicas, así como continuar con el mantenimiento y modernización de 180 estaciones sismológicas y de los equipos existentes, entre otras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.091.500.000**
Ingresos Ordinarios	551.000.000
- Ingresos de la Propiedad	551.000.000
Ingresos de Operación	40.000.000
- Ingresos por Venta de Bienes y Servicios	40.000.000
Transferencias para Financiar Gastos Corrientes	1.500.000.000
- Recursos Ordinarios	1.500.000.000
Otros Ingresos	500.000
Recursos de Capital	**172.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	172.000.000
Recursos Financieros	**2.096.548.000**
Activos Financieros	2.096.548.000
Disminución de Caja y Bancos	870.825.000
Disminución de Inversiones Temporales	850.723.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	375.000.000
TOTAL	**4.360.048.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.622.152.000**
Gastos de Consumo	2.534.024.000
Gastos de Personal	1.427.708.000
Materiales y Suministros	113.641.000
Servicios no Personales	820.675.000
Otros Gastos Corrientes de Instituciones Descentralizadas	172.000.000
Depreciación y Amortización	172.000.000
Otros Gastos Corrientes	88.128.000
Transferencias	88.128.000
Gastos de Capital	**1.164.173.000**
Adquisición de Maquinarias, Equipos e Inmuebles	627.305.000
Obras de Infraestructura	208.145.000
Activos Intangibles	14.323.000
Otros Activos Reales	4.400.000
Gastos Capitalizables	310.000.000
- Servicios no Personales	310.000.000
Aplicaciones Financieras	**573.723.000**
Pasivos Financieros	573.723.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	518.723.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	40.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	5.000.000
TOTAL	**4.360.048.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Sismología	Estudio	4
Ingeniería Sísmica	Estudio	9
Ciencias de la Tierra	Estudio	6
Evaluaciones Sismorresistentes de Edificaciones	Evaluación	24
Evaluaciones Geológicas	Evaluación	18
Modernización de Equipos Sismológicos	Equipo	22
Construcción de Tanquillas para Estaciones locales	Tanquilla	35
Mantenimiento de Estaciones Sismológicas y Acelerográficas		180
Divulgación Ciudadana y Sísmica	Taller	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	68	517.854.000
- Directivo	3	51.184.000
- Profesional y Técnico	34	252.168.000
- Administrativo	13	50.287.000
- Investigación	18	164.215.000
Personal Contratado	23	120.000.000
- Empleado	23	120.000.000
TOTAL	**91**	**637.854.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	12	21.560.000
II	190.081 - 208.400		
III	208.401 - 258.400	3	8.569.000
IV	258.401 - 308.400	6	21.404.000
V	308.401 - 358.400	2	7.924.000
VI	358.401 - 408.400	4	18.400.000
VII	408.401 - 458.400	5	25.474.000
VIII	458.401 - 508.400	2	11.616.000
IX	508.401 - 558.400	8	50.650.000
X	558.401 - 608.400	20	141.862.000
XI	608.401 - 658.400		
XII	658.401 - 708.400	9	73.865.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	4	41.929.000
XVII	908.401 - MAS	16	214.601.000
	TOTAL	**91**	**637.854.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2003	Presupuesto 2003
Empleado	2	8.128.000
Jubilado	2	8.128.000
TOTAL	**2**	**8.128.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	2.566.621.000
02	Investigaciones Sismológicas	567.954.000
03	Modernización y Mantenimiento	479.750.000
99	Partidas no Asignables a Programas	745.723.000
	TOTAL	**4.360.048.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.427.708.000
4.02	Materiales y Suministros	113.641.000
4.03	Servicios no Personales	1.130.675.000
4.04	Activos Reales	854.173.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	573.723.000
4.07	Transferencias	88.128.000
4.08	Otros Gastos de Instituciones Descentralizadas	172.000.000
	TOTAL	**4.360.048.000**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corriente s	2.091.500.000
Ingresos Ordinarios	551.000.000
- Ingresos de la Propiedad	551.000.000
Intereses por Dinero en Depósitos	19.746.000
Intereses por Títulos y Valores	531.254.000
Ingresos de Operación	40.000.000
- Ingresos por Venta de Bienes y Servicios	40.000.000
Transferencias para Financiar Gastos Corrientes	1.500.000.000
Recursos Ordinarios	1.500.000.000
Otros Ingresos	500.000
B. Gastos Corrientes	2.622.152.000
Gastos de Consumo	2.534.024.000
Gastos de Personal	1.427.708.000
Materiales y Suministros	113.641.000
Servicios no Personales	820.675.000
Otros Gastos Corrientes de Instituciones Descentralizadas	172.000.000
Depreciación y Amortización	172.000.000
Otros Gastos Corrientes	88.128.000
Transferencias	88.128.000
Pensiones y Jubilaciones	88.128.000
C. Resultado Económico: Desa horro	530.652.000
II. Cuenta de Capital	
A. Recursos de Capital	-358.652.000
- Desahorro en la Cuenta Corriente	530.652.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	172.000.000
B. Gastos de Capital	1.164.173.000
Adquisición de Maquinarias, Equipos e Inmuebles	627.305.000
Obras de Infraestructura - Estudios y Proyectos	208.145.000
Activos Intangibles	14.323.000
Otros Activos Reales	4.400.000
Gastos Capitalizables	310.000.000
- Servicios no Personales	310.000.000
C. Resultado Financiero: Déficit	1.522.825.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**2.096.548.000**
Activos Financieros	2.096.548.000
Disminución de Caja y Bancos	870.825.000
Disminución de Inversiones Temporales	850.723.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	375.000.000
B. Aplicaciones Financieras	**2.096.548.000**
Pasivos Financieros	573.723.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	518.723.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	40.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	5.000.000
Déficit Financiero	1.522.825.000

A0382

Fundación Centro de Investigaciones
Astronómicas Francisco J. Duarte
(CIDA)

POLÍTICA PRESUPUESTARIA

La Fundación Centro de Investigaciones de Astronomía "Francisco J. Duarte" (CIDA), adscrita al Ministerio de Ciencia y Tecnología, tiene como actividad principal realizar, promover y difundir las actividades de observación, investigación y estudios teóricos y experimentales en el campo de la astronomía, así como también, estimular el intercambio técnico y científico con instituciones similares nacionales o extranjeras; difundir los resultados de las investigaciones y contribuir al perfeccionamiento de su personal y al de los astrónomos del país.

Entre las metas más relevantes de la Fundación para el año 2003 destaca el apoyo a usuarios internos y externos, mediante el uso del observatorio, servicios informáticos y bibliotecas estelares.

Asimismo, el Organismo tiene previsto continuar y extender las actividades de divulgación y relaciones públicas, destinadas a atender la creciente demanda del público general y del sector educativo nacional en particular, de información relacionada a las áreas de astronomía y ciencias afines.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**813.029.800**
Ingresos Ordinarios	2.000.000
- Ingresos de la Propiedad	2.000.000
Ingresos de Operación	18.089.800
- Ingresos por Venta de Bienes y Servicios	18.089.800
Transferencias para Financiar Gastos Corrientes	792.940.000
- Recursos Ordinarios	792.940.000
Recursos de Capital	**19.920.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.920.000
Recursos Financieros	**48.893.371**
Activos Financieros	48.893.371
Disminución de Caja y Bancos	48.893.371
TOTAL	**881.843.171**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**793.099.800**
Gastos de Consumo	784.094.800
Gastos de Personal	652.727.400
Materiales y Suministros	33.835.000
Servicios no Personales	77.612.400
Otros Gastos Corrientes de Instituciones Descentralizadas	19.920.000
Depreciación y Amortización	19.920.000
Otros Gastos Corrientes	9.005.000
Transferencias	9.005.000
Gastos de Capital	**39.850.000**
Activos Intangibles	1.650.000
Otros Activos Reales	38.200.000
Aplicaciones Financieras	**48.893.371**
Pasivos Financieros	48.893.371
Disminución de Cuentas a Pagar por Retenciones Laborales	37.144.993
Disminución de otros Pasivos Circulantes	11.748.378
TOTAL	**881.843.171**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Conferencias Dictadas en Otras Instituciones Científicas	Conferencia	4
Seminarios de Astronomía y Astrofísica	Charla	18
Proyectos en el Observatorio Nacional	Proyecto	8
Proyectos de Colaboración Internacional	Proyecto	4
Cursos Dictados en Postgrados Nacionales	Curso	4
Seminarios de seguimientos de proyectos de investigación realizados por estudiantes	Estudiante	7
Cursos en escuela especializada	Curso	1
Pasantías de Investigación	Pasantía	2
Apoyo a estudiantes de pre y postgrado	Beca	2
Organización de Eventos Científicos	Evento	1
Charlas de divulgación	Charla	6
Artículos de Prensa	Artículo	4
Uso del Observatorio- Cámara Schmidt	Noche Asignada	293
Uso del Observatorio- Telescopio Reflector	Noche Asignada	180
Actividades de Divulgación de la Astronomía en colaboración con FUNDACITE Mérida	Taller	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	37	260.099.300
- Directivo	5	67.468.100
- Profesional y Técnico	14	89.768.100
- Administrativo	4	16.606.600
- Investigación	3	54.964.300
- Obrero	11	31.292.200
Personal Contratado	1	5.382.700
- Empleado	1	5.382.700
Personal Fijo a Tiempo Parcial	15	19.751.100
- Profesional y Técnico	6	9.010.600
- Investigación	4	4.800.000
- Obrero	5	5.940.500
TOTAL	**53**	**285.233.100**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	10	13.810.500
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.548.200
V	308.401 - 358.400	8	32.931.200
VI	358.401 - 408.400	2	9.232.500
VII	408.401 - 458.400	1	4.979.500
VIII	458.401 - 508.400		
IX	508.401 - 558.400	2	12.996.800
X	558.401 - 608.400		
XI	608.401 - 658.400	1	7.463.300
XII	658.401 - 708.400		
XIII	708.401 - 758.400	3	26.913.600
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	9	136.124.800
TOTAL		**37**	**248.000.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	8	12.783.400
II	190.081 - 208.400	1	2.471.000
III	208.401 - 258.400	4	11.387.800
IV	258.401 - 308.400	2	6.811.400
V	308.401 - 358.400	1	3.779.100
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	16	37.232.700

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección	26.858.500
02	Administración y Servicios Centrales	150.435.000
03	Investigación y Docencia	349.736.300
04	Ingeniería y Mantenimiento del Observatorio	208.747.400
05	Coordinación Protección Areas del Observatorio	31.929.300
06	Museo de Astronomía	45.323.300
99	Partidas no Asignadas a Programas	68.813.371
	TOTAL	881.843.171

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	652.727.400
4.02	Materiales y Suministros	33.835.000
4.03	Servicios no Personales	77.612.400
4.04	Activos Reales	39.850.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	48.893.371
4.07	Transferencias	9.005.000
4.08	Otros Gastos de Instituciones Descentralizadas	19.920.000
	TOTAL	**881.843.171**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	813.029.800
Ingresos Ordinarios	2.000.000
- Ingresos de la Propiedad	2.000.000
Intereses por dinero depositado	2.000.000
Ingresos de Operación	18.089.800
- Ingresos por Venta de Bienes y Servicios	18.089.800
Transferencias para Financiar Gastos Corrientes	792.940.000
- Recursos Ordinarios	792.940.000
B. Gastos Corrientes	793.099.800
Gastos de Consumo	784.094.800
Gastos de Personal	652.727.400
Materiales y Suministros	33.835.000
Servicios no Personales	77.612.400
Otros Gastos Corrientes de Instituciones Descentralizadas	19.920.000
Depreciación y Amortización	19.920.000
Otros Gastos Corrientes	9.005.000
Transferencias	9.005.000
Transferencias corrientes al sector privado	6.045.000
Transferencias al exterior	2.800.000
Transferencias corrientes y de capital diversas	160.000
C. Resultado Económico: Ahorro	19.930.000
II. Cuenta de Capital	
A. Recursos de Capital	39.850.000
- Ahorro en la Cuenta Corriente	19.930.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.920.000
B. Gastos de Capital	39.850.000
Activos Intangibles	1.650.000
Otros Activos Reales	38.200.000
C. Resultado Financiero: Equilibrio	

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**48.893.371**
Activos Financieros	48.893.371
Disminución de Caja y Bancos	48.893.371
B. Aplicaciones Financieras	**48.893.371**
Pasivos Financieros	48.893.371
Disminución de Cuentas a Pagar por Retenciones Laborales	37.144.993
Disminución de otros Pasivos Circulantes	11.748.378

A0405
Fundación para el Desarrollo de la
Ciencia y la Tecnología del Estado
Lara (Fundacite Lara)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia Tecnología del Estado Lara, fue creada según acta de la sesión extraordinaria N° 3 en fecha 22-07-97 del Consejo General, con personalidad jurídica y patrimonio propio, adscrita al Ministerio de Ciencia y Tecnología. Su ámbito de actuación se circunscribe al Estado Lara, la cual tiene su sede en Barquisimeto.

El objetivo fundamental de esta Fundación consiste en promover , participar y estimular el desarrollo de la investigación científica y tecnológica del Estado Lara. En este sentido, la Fundación en sintonía con las directrices emanadas por el Ministerio de Ciencia y Tecnología, detecta y evalúa las necesidades de la Región con el propósito de formular políticas y planes estadales en materia científica y tecnológica.

Para el año 2.003, FUNDACITE LARA estima un presupuesto de trescientos noventa y seis millones ciento cuarenta y seis mil setecientos bolívares (Bs. 396.146.700), los cuales se destinarán a la coordinación y fortalecimiento de los programas del sector Científico y Tecnológico para contribuir al desarrollo sustentable y equitativo del Estado Lara.

Conforman este presupuesto las siguientes fuentes de financiamiento: Bs. 83,9 Millones (21,2%) por actividades propias; Bs. 260,2 millones (65,7%) del Sector Público, de los cuales Bs. 210,2 millones para gastos de funcionamiento provenientes del Ejecutivo nacional y Bs. 50,0 millones de la Gobernación del Estado Lara; recursos por transacciones financieras Bs. 50,0 millones (12,6%) y del incremento del fondo de depreciación Bs. 2,0 millones (0,5%).

Para el cumplimiento de sus objetivos se ejecutarán gastos corrientes por Bs. 362,0 millones, de inversión por Bs. 4,1 millones, y se cancelarán pasivos por un monto de Bs. 30,0 millones.

Los gastos de personal demandarán Bs. 220,7 millones, en tanto que los servicios no personales exigirán Bs. 111,7 millones, constituyendo estos conceptos los montos más importantes en la estructura de gastos de funcionamiento. La nómina está conformada por 18 trabajadores.

En concordancia con los criterios de austeridad impuesto por la realidad económica nacional, FUNDACITE - LARA, dará prioridad a aquellos programas que atiendan las necesidades del Estado en consonancia con el Plan de Desarrollo Regional y los lineamientos del Ministerio de Ciencia y Tecnología; En este sentido, la aplicación de estos recursos estará orientada a Fortalecer la divulgación, popularización y valoración de la ciencia y la tecnología; Promover la competitividad del sistema estadal de innovación y Propiciar las soluciones a los problemas que se presenten en el Estado Lara. De esta manera se podrá llevar a cabo eficaz y eficientemente la ejecución de los diferentes proyectos que se tienen previstos desarrollar durante el presente ejercicio.

Las metas del 2003 estarán orientadas a la promoción del Programa del Ministerio de Ciencia y Tecnología sobre agro producción, La elaboración de informes de resultados, asesoría a usuarios del Infocentro, entrega de material y charlas promocionales en instituciones educativas, mantenimiento de la infraestructura física y servicios básicos del Infocentro, realización de visitas guiadas de la ruta de Ciencia, Promoción del Programa de Redes de Cooperación Productiva y la promoción del Programa Estímulo y Potenciación del Centro de Investigaciones del MCT.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**344.146.700**
Ingresos Ordinarios	8.000.000
- Ingresos por Aportes y Contribuciones	8.000.000
Ingresos de Operación	73.424.383
- Ingresos por Venta de Bienes y Servicios	73.424.383
Transferencias para Financiar Gastos Corrientes	260.222.317
- Ejecutivo del Estado Lara	50.000.000
- Ministerio de Ciencia y Tecnología	210.222.317
Otros Ingresos	2.500.000
Recursos de Capital	**2.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	**2000.000**
Recursos Financieros	**50.000.000**
Activos Financieros	50.000.000
Disminución de Caja y Bancos	50.000.000
TOTAL	**396.146.700**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**362.046.700**
Gastos de Consumo	348.486.900
Gastos de Personal	220.690.400
Materiales y Suministros	14.080.000
Servicios no Personales	111.716.500
Otros Gastos Corrientes de Instituciones Descentralizadas	2.000.000
Depreciación y Amortización	2.000.000
Otros Gastos Corrientes	13.559.800
Transferencias	13.559.800
Gastos de Capital	**4.100.000**
Adquisición de Maquinarias, Equipos e Inmuebles	4.100.000
Aplicaciones Financieras	**30.000.000**
Pasivos Financieros	30.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.915.766
Disminución de Cuentas a Pagar por Retenciones Laborales	2.367.388
Disminución de Otras Cuentas y Efectos a Pagar	13.716.846
TOTAL	**396.146.700**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Participación en reuniones del núcleo de Presidentes de Fundacites	Reunion	6
Asistencia a reuniónes con representantes del Gobierno Regional y Municipal	Reunión	10
Asistencia a reuniónes con autoridades del MCT Y FONACIT para interacción institucional	Reunión	6
Realización de Consejo General	Reunión	1
Realización de Consejo Directivo	Reunión	12
Registro, control y seguimiento del presupuesto de gastos	Informe	4
Preparación, revisión y análisis de los estados financieros	Informe de cierre	1
Elaboración del plan operativo y presupuesto 2003	Documento	2
Negociación de propuestas de acción ante las diferentes fuentes de financiamiento	Proyecto	5
Suscripción acuerdo FORTIN	Convenio	1
Innovaciones educativas aplicadas a la educación	Curso-taller	1
Gestión de calidad en las PYMES	Curso	1
Realización de seminario encuentro red de tecnología de Río de Janeiro y del Estado Lara	Seminario	1
Elaboración de un material de difusión de los servicios de la red de tecnología de Lara	Tríptico	500
Promoción del programa del MCT AGROPRODUCCIÓN	Correspondencia	15

METAS

Denominación	Unidad de Medida	Cantidad 2003
Edición de la revista electrónica gestión C Y T	Edición	1
Asesorías a Usuarios del Infocentro	Asesoría	10.056
Desarrollo de talleres en el infocentro	Taller	50
Pres. de proyectos a org. para la conformación de centros interactivos div. y pop. de la CYT	Proyecto	1
Presentación de la ponencia en la vii reunión de la red POP	Ponencia	1
Financiamiento a actividades académicas de los centros de ciencia	Financiamiento	2
Edición y distribución de cuadernos y afiches de la ciencia	Publicación de cuaderno y afiche	1
Realización de visitas guiadas de la ruta de la ciencia	Visita	80
Promoción del progr. de pasantías en el mirador y la ruta de la ciencia y los centros ciencia	Reuniones	4
Promoción de los servicios del CNTI-REACCIUN	Promoción	2
Participación en actividades de la red venezolana de divulgación y popularización de la CYT	Taller	1
Administrar y registrar la asignación de cuentas discadas a la central en el CNTI	Suscripción	10
Edición del boletín C Y T	Edición	2
Realización de curso innovaciones en la industria de alimentos	Curso	1

METAS

Denominación	Unidad de Medida	Cantidad 2003
Elaboración de clínicas tecnológicas	Clínica	2
Realización de cursos gerencia de centros de investigación y desarrollo	Curso	1
Promoción del programa del MCT metalúrgica y metalmecánica	Correspondencia	20
Formulación de proyectos de servicios de información	Curso-Taller	1
Realización de curso herramientas de planificación	Curso-Taller	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	17	84.987.100
- Directivo	2	21.747.300
- Profesional y Técnico	6	35.146.400
- Personal Administrativo	8	25.560.400
- Obrero	1	2.533.000
Personal Contratado	1	4.915.200
- Empleado	1	4.915.200
TOTAL	18	89.902.300

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	4	9.879.800
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.369.700
V	308.401 - 358.400	4	16.527.500
VI	358.401 - 408.400		
VII	408.401 - 458.400	3	15.899.600
VIII	458.401 - 508.400		
IX	508.401 - 558.400	1	6.254.500
X	558.401 - 608.400	2	13.690.800
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.150.100
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	1	12.597.300
TOTAL		17	87.369.300

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	1	2.533.000
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		1	2.533.000

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1	6.039.800
Jubilado	1	6.039.800
TOTAL	1	6.039.800

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
1	Dirección y Coordinación	79.409.200
2	Administración	82.694.100
3	Planificación Científica y Tecnológica	18.697.900
4	Desarrollo Científico y Tecnológico	68.561.000
5	Información Científica y Tecnológica	114.784.500
6	Partidas No Asignables a Programas	32.000.000
	TOTAL	396.146.700

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	220.690.400
402	Materiales y Suministros	14.080.000
403	Servicios no Personales	111.716.500
404	Activos Reales	4.100.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	30.000.000
407	Transferencias	13.559.800
408	Otros Gastos de Instituciones Descentralizadas	2.000.000
	TOTAL	396.146.700

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	344.146.700
Ingresos Ordinarios	8.000.000
- Ingresos por Aportes y Contribuciones	8.000.000
- Intereses Bancarios	2.000.000
- Rentas Inmobiliarias	6.000.000
Ingresos de Operación	73.424.383
- Ingresos por Venta de Bienes y Servicios	73.424.383
Transferencias para Financiar Gastos Corrientes	260.222.317
- Gobernación del Estado Lara	50.000.000
- Ministerio de Ciencia y Tecnología	210.222.317
Otros Ingresos	2.500.000
B. Gastos Corrientes	362.046.700
Gastos de Consumo	348.486.900
Gastos de Personal	220.690.400
Materiales y Suministros	14.080.000
Servicios no Personales	111.716.500
Otros Gastos Corrientes de Instituciones Descentralizadas	2.000.000
Depreciación y Amortización	2.000.000
Otros Gastos Corrientes	13.559.800
Transferencias	13.559.800
-Transferencias corrientes al sector privado	6.039.800
Transferencias corrientes al sector público	7.520.000
C. Resultado Económico: Desahorro	17.900.000
II. Cuenta de Capital	
A. Recursos de Capital	-15.900.000
- Desahorro en la Cuenta Corriente	-17.900.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.000.000
B. Gastos de Capital	4.100.000
Adquisición de Maquinarias, Equipos e Inmuebles	4.100.000
C. Resultado Financiero: Déficit	20.000.000
III. Cuenta Financiera	
A. Recursos Financieros	50.000.000
Activos Financieros	50.000.000
Disminución de Caja y Bancos	50.000.000
B. Aplicaciones Financieras	50.000.000
Pasivos Financieros	30.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.915.766
Disminución de Cuentas a Pagar por Retenciones Laborales	2.367.388
Disminución de Otras Cuentas y Efectos a Pagar	13.716.846
Déficit Financiero	20.000.000

A0929
Fondo Nacional de Ciencia,
Tecnología e Innovación (FONACIT)

POLÍTICA PRESUPUESTARIA

El Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT), es un Instituto Autónomo, que se rige por el Decreto-Ley Nª 1.290, del 30 de agosto de 2001, que deroga la Ley del Consejo Nacional de Investigaciones Científicas y Tecnológicas (CONICIT), publicada en Gaceta Oficial Nª 3.481 de fecha 13 de diciembre de 1984. Este Instituto tiene personalidad jurídica y patrimonio propio e independiente del Fisco Nacional, adscrito al Ministerio de Ciencia y Tecnología y gozará de las prerrogativas, privilegios y exenciones de orden procesal, civil y tributario conferidos por la normativa aplicable a la República. El FONACIT, tiene por objeto apoyar financieramente la ejecución de los programas y proyectos definidos por el Ministerio de Ciencia y Tecnología y administrar los recursos asignados por éste al financiamiento de la ciencia, la tecnología y la innovación, velando por su adecuada distribución, sin perjuicio de las atribuciones conferidas a otros entes adscritos al Ministerio de Ciencia y Tecnología por leyes especiales.

Para el 2003, se incorpora en el presupuesto el Proyecto Iniciativa Científica del Milenio; este proyecto, busca fortalecer la capacidad de investigación y desarrollo de Venezuela, a fin de que el país pueda acceder a los centros mundiales del saber y mejorar su base de conocimiento en ciertas áreas clave del desarrollo social y económico.

Este propósito se alcanzará, apoyando la formación avanzada de capital humano y la puesta en marcha de todas aquellas actividades de investigación que encierren un gran potencial. Al mismo tiempo, el objetivo central del proyecto es demostrar que los procedimientos transparentes de asignación de recursos, basado en los méritos y en la autonomía de los investigadores, contribuyen a mejorar la calidad y la eficiencia de la investigación y formación científica.

En tal sentido, el Presupuesto de Gastos del FONACIT, estará orientado a los distintos programas de la Institución, a los fines de cumplir con la misión de contribuir al desarrollo de los procesos de creación, difusión y uso del conocimiento con el país, mediante el diseño, promoción y coordinación de una amplia red de iniciativas, con la participación de los diversos actores sociales pertinentes, para así potenciar la capacidad de innovación de la sociedad venezolana y mejorar la calidad de vida de su población, todo ello orientado hacia la promoción y valoración social de la investigación y la innovación.

Para llevar a cabo estos procesos, se han programado los siguientes objetivos, los cuales están enmarcados dentro de las políticas establecidas por el Ministerio de Ciencia y Tecnología:

- La Promoción de la Investigación Científica y Tecnológica hacia rubros banderas y estratégicos de las áreas definidas como prioritarias: agro alimentación, salud, educación, violencia urbana, vivienda y hábitat, a fin de mejorar la calidad de vida de la población.

- Apoyar las acciones encaminadas a adecuar el ordenamiento jurídico vigente en materia de Ciencia, Tecnológica e Innovación, conforme a estándares internacionales y los requerimientos del Sistema Científico-Tecnológico, a fin de proporcionar seguridad jurídica al sector empresarial, para que se incremente la producción y se fortalezca el aparato productivo.

- Fomentar y facilitar el uso masivo de Internet y consolidar la Red de Investigación, con la finalidad de optimizar los recursos y lograr una gestión institucional más eficiente, efectiva y coordinada.

- Apoyar el establecimiento y actualización de convenios de cooperación con organismos multilaterales y nacionales, en materia de Redes Académicas y de Ciencia, Tecnología e Innovación.

- Contribuir con el desarrollo tecnológico de la Pequeña y Mediana Empresa Venezolana (PYMES), para proporcionar la asociatividad y competitividad.

- Apoyar la Promoción y Estímulo al Investigador y la Investigación en Cooperación, con el objetivo de conformar una masa crítica y el capital intelectual, requerido para dinamizar el aparato productivo del país y la competitividad en el mercado internacional.

- Fortalecer la edición de revistas científicas, tecnológicas y divulgativas, con el propósito de potenciar la visibilidad de los resultados de la investigación científicas y tecnológica, propiciar el intercambio nacional e internacional de conocimiento, dirigido a solucionar los problemas prioritarios del país y el aprovechamiento de oportunidades que ofrece a la población.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**20.921.232.109**
Ingresos Ordinarios	6.362.717.800
- Ingresos de la Propiedad	6.362.717.800
Ingresos de Operación	161.669.482
- Ingresos por Venta de Bienes y Servicios	161.669.482
Transferencias para Financiar Gastos Corrientes	14.396.844.827
- Sector Público	14.396.844.827
Recursos Ordinarios	7.296.840.000
Otras Fuentes de Financiamiento	7.100.004.827
Recursos de Capital	**18.948.640.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
Transferencias para Financiar Gastos de Capital	18.798.640.000
- Gestión Fiscal	10.071.820.000
- Programas y Proyectos	8.726.820.000
Proyecto de Iniciativa Científica del Milenio	2.726.820.000
Segundo Programa de Ciencia y Tecnología (BID-CONICIT)	6.000.000.000
Recursos Financieros	**59.220.449.526**
Activos Financieros	59.220.449.526
Disminución de Caja y Bancos	19.128.591.636
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	18.515.193.303
Disminución de Otras Cuentas a Cobrar	21.576.664.587
TOTAL	**99.090.321.635**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**35.604.989.239**
Gastos de Consumo	15.517.206.286
Gastos de Personal	11.163.202.953
Materiales y Suministros	566.053.629
Servicios no Personales	3.637.949.704
Otros Gastos Corrientes de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
Otros Gastos Corrientes	20.087.782.953
Transferencias	20.087.782.953
Gastos de Capital	**44.338.142.946**
Adquisición de Maquinarias, Equipos e Inmuebles	1.033.263.246
Gastos Capitalizables (BID-CONICIT II)	33.859.219.700
- Gastos de Personal	2.585.356.709
- Materiales y Suministros	104.700.709
- Servicios no Personales	4.585.622.781
- Activos Reales	52.275.000
- Transferencias	26.531.264.501
Gastos Capitalizables (Iniciativa Científica del Milenio)	9.445.660.000
- Gastos de Personal	214.000.000
- Materiales y Suministros	7.960.000
- Servicios no Personales	124.540.000
- Activos Reales	3.500.000
- Transferencias	9.095.660.000
Aplicaciones Financieras	**19.147.189.450**
Activos Financieros	1.000.000.000
Concesión de Préstamos	1.000.000.000
Pasivos Financieros	18.147.189.450
Disminución de Cuentas y Efectos a Pagar a Proveedores	18.147.189.450
TOTAL	**99.090.321.635**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proyectos (Mantenimientos)	Proyecto	40
Laboratorios Nacionales (Mantenimiento)	Financiamiento	2
Apoyo a grupos	Financiamiento	10
Becas Exterior (Mantenimiento FONACIT)	Beca	285

METAS

Denominación	Unidad de Medida	Cantidad 2003
Becas Nacionales (Mantenimiento FONACIT)	Beca	694
Convenio Programa I.B.M.	Convenio	1
Pasantías post-doctorales Nacional (Mantenimiento)	Financiamiento	16
Pasantías post-doctorales Exterior (Mantenimiento)	Financiamiento	10
Intercambios vía cooperación internacional (Mantenimiento)	Intercambio	16
Mejora y protección de las PYMES	Proyecto	10
Programa de redes de cooperación productiva (CLUSTERS)	Programa	18
Fortalecimiento a centros tecnológicos	Centro	11
Proyectos del Sistema Nacional de Innovación	Proyecto	5
Proyectos en el área de divulgación y popularización de la C&T	Proyecto	22
Proyectos en el área de agroalimentación	Proyecto	51
Proyectos en el área de tecnologías de información y comunicación.	Proyecto	61
Programa de Propiedad Intelectual	Financiamiento	16
Empresas de Base Tecnológica	Empresa	2
Proyectos en el área de capacitación para la gerencia pública y social.	Proyecto	132
Modernizadores de empresas	Financiamiento	6
Servicios de extensión tecnológica	Financiamiento	2
Proyectos en el área de salud	Proyecto	38
Proyectos en el área de vivienda y hábitat	Proyecto	45
Proyectos en el área de paz ciudadana	Proyecto	15
Proyectos en el área biodiversidad y ambiente	Proyecto	17
Mantenimiento de PIN'S	Financiamiento	39

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	450	2.795.308.719
- Directivo	76	884.615.251
- Profesional y Técnico	240	1.473.051.075
- Administrativo	98	279.450.293
- Obrero	36	158.192.100
Personal Contratado	45	180.000.000
- Empleado	45	180.000.000
TOTAL	**495**	**2.975.308.719**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	11	17.377.800
II	190.081 - 208.400	15	34.355.700
III	208.401 - 258.400	64	171.716.100
IV	258.401 - 308.400	14	48.062.300
V	308.401 - 358.400	22	84.641.600
VI	358.401 - 408.400	28	128.024.100
VII	408.401 - 458.400	32	164.238.100
VIII	458.401 - 508.400	115	681.085.000
IX	508.401 - 558.400	12	75.394.272
X	558.401 - 608.400	34	235.740.400
XI	608.401 - 658.400	2	15.600.000
XII	658.401 - 708.400	71	579.106.096
XIII	708.401 - 758.400	5	44.110.628
XIV	758.401 - 808.400		
XV	808.401 - 858.400	1	10.200.000
XVI	858.401 - 908.400		
XVII	908.401 - MAS	33	527.464.523
TOTAL		**459**	**2.817.116.619**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	4	11.823.500
IV	258.401 - 308.400	3	10.466.500
V	308.401 - 358.400		
VI	358.401 - 408.400	19	84.086.700
VII	408.401 - 458.400	9	45.259.150
VIII	458.401 - 508.400		
IX	508.401 - 558.400	1	6.556.250
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**36**	**158.192.100**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	91	624.017.254
Jubilado	67	480.378.713
Pensionado	24	143.638.541
Obrero	17	40.899.377
Jubilado	6	12.245.147
Pensionado	11	28.654.230
TOTAL	**108**	**664.916.631**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección Superior	12.988.435.031
02	Fortalecimiento a la Investigación, Desarrollo y Formación de talentos en C y T	34.351.143.032
03	Apoyo a la Innovación	14.949.714.700
04	Segundo Programa de Ciencia y Tecnología BID-CONICIT II	9.058.179.422
05	Proyecto Iniciativa Científica Milenio	9.445.660.000
99	Partidas no Asignables a Programas	18.297.189.450
	TOTAL	**99.090.321.635**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	13.962.559.662
4.02	Materiales y Suministros	678.714.338
4.03	Servicios no Personales	8.348.112.485
4.04	Activos Reales	1.089.038.246
4.05	Activos Financieros	1.000.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	18.147.189.450
4.07	Transferencias	55.714.707.454
4.08	Otros Gastos de Instituciones Descentralizadas	150.000.000
	TOTAL	99.090.321.635

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	20.921.232.109
Ingresos Ordinarios	6.362.717.800
- Ingresos de la Propiedad	6.362.717.800
Intereses Beneficios	1.626.593.200
Intereses por Fideicomisos	4.736.124.600
Ingresos de Operación	161.669.482
- Ingresos por Venta de Bienes y Servicios	161.669.482
Transferencias para Financiar Gastos Corrientes	14.396.844.827
- Sector Público	14.396.844.827
Recursos Ordinarios	7.296.840.000
Otras Fuentes de Financiamiento	7.100.004.827
B. Gastos Corrientes	35.604.989.239
Gastos de Consumo	15.517.206.286
Gastos de Personal	11.163.202.953
Materiales y Suministros	5█████
Servicios no Personales	3.6█████
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	150.000.000
Otros Gastos Corrientes	20.087.782.953
Transferencias	20.087.782.953
Transferencias	20.087.782.953
C. Resultado Económico: Desahorro	14.683.757.130

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**4.264.882.870**
- Desahorro en la Cuenta Corriente	14.683.757.130
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
- Transferencias para Financiar Gastos de Capital	18,798.640.000
Gestión Fiscal	10.071.820.000
Programas y Proyectos	8.726.820.000
Proyecto de Iniciativa Científica del Milenio	2.726.820.000
Segundo Programa de Ciencia y Tecnología (BID-CONICIT)	6.000.000.000
B. Gastos de Capital	**44.338.142.946**
Adquisición de Maquinarias, Equipos e Inmuebles	1.033.263.246
Gastos Capitalizables (BID-CONICIT II)	33.859.219.700
- Gastos de Personal	2.585.356.709
- Materiales y Suministros	104.700.709
- Servicios no Personales	4.585.622.781
- Activos Reales	52.275.000
- Transferencias	26.531.264.501
Gastos Capitalizables (Iniciativa Científica del Milenio)	9.445.660.000
- Gastos de Personal	214.000.000
- Materiales y Suministros	7.960.000
- Servicios no Personales	124.540.000
- Activos Reales	3.500.000
- Transferencias	9.095.660.000
C. Resultado Financiero: Déficit	**40.073.260.076**
III. Cuenta Financiera	
A. Recursos Financieros	**59.220.449.526**
Activos Financieros	59.220.449.526
Disminución de Caja y Bancos	19.128.591.636
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	18.515.193.303
Disminución de Otras Cuentas a Cobrar	21.576.664.587
B. Aplicaciones Financieras	**59.220.449.526**
Activos Financieros	1.000.000.000
Concesión de Préstamos	1.000.000.000
Pasivos Financieros	18.147.189.450
Disminución de Cuentas y Efectos a Pagar a Proveedores	18.147.189.450
Déficit Financiero	40.073.260.076

A0937

Superintendencia de Servicios de
Certificación Electrónica

POLÍTICA PRESUPUESTARIA

El financiamiento proyectado para el ejercicio fiscal 2003, estará determinado por el aporte del Ejecutivo Nacional, a través del Ministerio de Ciencia y Tecnología, y la implementación del sistema de tasas, de conformidad con lo establecido en los Artículos 24, 45 y 48 de la Ley de Mensaje de Datos y Firmas Electrónicas, publicado en Gaceta Oficial N° 37.148 de fecha 28.02.2001, la cual establece las Unidades Tributarias por la Acreditación de los proveedores de servicios de certificación, por la cancelación de la acreditación de los proveedores de servicios de certificación, por la renovación de la acreditación de los proveedores de servicios de certificación, por la autorización que se otorga a los proveedores de servicios de certificación, debidamente acreditados, con relación a la garantía de los certificados electrónicos, proporcionados por proveedores de servicios de certificación extranjeros, entre otros.

Para el ejercicio fiscal 2003, es de vital importancia promover la Superintendencia de Servicios de Certificación Electrónica, a objeto de lograr incentivar a las personas naturales o jurídicas, publicas o privadas, nacional o extranjera, susceptibles de adquirir derechos y contraer obligaciones, para regular todo lo relativo a los proveedores de Servicios de Certificación, los Certificados Electrónicos y los Mensajes de Datos y así lograr obtener mayores ingresos por concepto de esta prestación de servicios para cumplir con los objetivos propuestos. Los mensajes de datos tendrán la misma eficiencia probatoria que la Ley otorga a los documentos escritos. Su promoción, control, contradicción y evaluación como medio de prueba, se realizará conforme a lo previsto para las pruebas libres en el Código de Procedimiento Civil. Esta Superintendencia garantizará que los datos utilizados para la generación de información puedan producirse sólo una vez, y asegurar, razonablemente, su confidencialidad, ofrecer seguridad suficiente, para que no se pueda falsificar con la tecnología existente en cada momento y no alterar la integridad del mensaje de datos.

En este sentido, los recursos asignados para el año 2003, permitirán conformar tanto la estructura organizativa como la de cargos, para la rápida concreción y puesta en marcha de la Superintendencia de Servicios de Certificación Electrónica, dado el interés del Gobierno Nacional, sector negocio y las personas naturales en usar la firma electrónica para transacciones gubernamentales y comerciales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**750.067.571**
Ingresos de Operación	34.600.000
- Ingresos por Venta de Bienes y Servicios	34.600.000
Transferencias para Financiar Gastos Corrientes	715.467.571
- Recursos Ordinarios	715.467.571
Recursos de Capital	**181.912.429**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.700.000
Transferencias para Financiar Gastos de Capital	180.212.429
- Recursos Ordinarios	180.212.429
TOTAL	**931.980.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**717.167.571**
Gastos de Consumo	717.167.571
Gastos de Personal	449.271.571
Materiales y Suministros	66.740.000
Servicios no Personales	199.456.000
Otros Gastos Corrientes de Instituciones Descentralizadas	1.700.000
Depreciación y Amortización	1.700.000
Gastos de Capital	**213.112.429**
Adquisición de Maquinarias, Equipos e Inmuebles	173.312.429
Activos Intangibles	39.800.000
Aplicaciones Financieras	**1.700.000**
Activos Financieros	1.700.000
Incremento de Caja y Bancos	1.700.000
TOTAL	**931.980.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Promover infraestructura jurídica	Informe	1
Construcción del Gobierno Electrónico	Proyecto	1
Promover el uso de la firma electrónica Sector Privado	Publicidad	12
Organizar eventos regionales	Evento	1
Organizar eventos nacionales		1
Verificación emisión mensaje de datos		1
Firma de contratos de aceptación mensaje de datos	Firma	1
Emisión de acreditación de firmas electrónicas	Emisión	1
Adecuación del Marco Legal	Normativa	1
Elaboración manual de normas y procedimientos	Manual	1
Cursos de capacitación de personal	Curso	1
Coordinar reuniones sobre normativa vigente	Reunión	2
Participar en eventos internacionales	Evento	1
Crear plataforma tecnológica	Proyecto	1
Crear plataforma de automatización de procesos	Proyecto	1
Crear la infraestructura para utilizar los sistemas	Proyecto	1
Proporcionar soporte técnico al personal de SCE	Soporte	12
Elaboración de informe sobre los sistemas de información	Informe	4
Marco normativo para el sistema de información	Normativa	1
Reunión sobre tecnologías de información	Reunión	2
Actualización de registro de información	Cuestionario	1
Presentación de informes sobre las operaciones y prestación de servicios realizados por los Proveedores de Servicios	Informe	4
Reunión con los Proveedores de Servicios de Certificación y Emisores de Mensaje de Datos	Reunión	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	10	169.104.000
- Directivo	7	141.000.000
- Profesional y Técnico	2	24.000.000
- Administrativo	1	4.104.000
Personal Contratado	4	20.000.000
- Empleado	4	20.000.000
TOTAL	**14**	**189.104.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1	4.104.000
VI	358.401 - 408.400		
VII	408.401 - 458.400	4	20.000.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	9	165.000.000
TOTAL		**14**	**189.104.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales	627.434.147
02	Dirección de Registro y Acreditación	41.281.951
03	Dirección de Investigación Tecnológica	216.781.951
04	Dirección de Control y Fiscalización	43.081.951
99	Partidas no Asignables a Programas	3.400.000
	TOTAL	**931.980.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	449.271.571
4.02	Materiales y Suministros	66.740.000
4.03	Servicios no Personales	199.456.000
4.04	Activos Reales	213.112.429
4.05	Activos Financieros	1.700.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.700.000
	TOTAL	**931.980.000**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**750.067.571**
Ingresos de Operación	34.600.000
- Ingresos por Venta de Bienes y Servicios	34.600.000
Transferencias para Financiar Gastos Corrientes	715.467.571
- Recursos Ordinarios	715.467.571
B. Gastos Corrientes	**717.167.571**
Gastos de Consumo	717.167.571
Gastos de Personal	449.271.571
Materiales y Suministros	66.740.000
Servicios no Personales	199.456.000
Otros Gastos Corrientes de Instituciones Descentralizadas	1.700.000
Depreciación y Amortización	1.700.000
C. Resultado Económico: Ahorro	**32.900.000**
II. Cuenta de Capital	
A. Recursos de Capital	**214.812.429**
- Ahorro en la Cuenta Corriente	32.900.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.700.000
- Transferencias para Financiar Gastos de Capital	180.212.429
Recursos Ordinarios	180.212.429
B. Gastos de Capital	**213.112.429**
Adquisición de Maquinarias, Equipos e Inmuebles	173.312.429
Activos Intangibles	39.800.000
C. Resultado Financiero: Superávit	**1.700.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.700.000**
Superávit Financiero	1.700.000
B. Aplicaciones Financieras	**1.700.000**
Activos Financieros	1.700.000
Incremento de Caja y Bancos	1.700.000

Ministerio de
Salud y
Desarrollo Social

A0025

Instituto Autónomo Hospital
Universitario de Caracas

POLÍTICA PRESUPUESTARIA

El Instituto Autónomo Hospital Universitario de Caracas (HUC) fue creado en el año 1956 y es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada), siendo centro de referencia de todo el país, principalmente, para cirugía cardiovascular y neurología; a la vez funciona como sede de docencia de la Facultad de Medicina de la Universidad Central de Venezuela.

El HUC dispone de 1.142 camas para atender los servicios de bioánalisis, medicina, cirugía, gineco-obstetricia, pediatría, medicina crítica, emergencia, enfermería, nutrición y dietética.

El HUC proyecta para el año 2003 las siguientes metas: 26.627 pacientes admitidos, 25.690 pacientes egresados, 1.117 promedio diario de pacientes, 16.755 intervenciones quirúrgicas y 81.659 consultas de atención primaria. Adicionalmente, planifica brindar 30 cursos de postgrado y 20 cursos de enfermería.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**75.218.092.231**
Transferencias para Financiar Gastos Corrientes	75.083.178.231
Otros Ingresos	134.914.000
Recursos de Capital	**579.972.991**
Disminución de Inventarios	579.972.991
Recursos Financieros	**8.438.434.000**
Activos Financieros	8.438.434.000
Disminución de Inversiones Temporales	56.055.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	8.382.379.000
TOTAL	**84.236.499.222**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**73.164.866.318**
Gastos de Consumo	70.048.073.920
Gastos de Personal	51.384.989.144
Materiales y Suministros	15.549.356.766
Servicios no Personales	2.533.755.019
Ajuste por Variación de Inventario	579.972.991
Otros Gastos Corrientes	3.116.792.398
Transferencias	3.116.792.398
Gastos de Capital	**2.633.198.904**
Adquisición de Maquinarias, Equipos e Inmuebles	2.633.198.904
Aplicaciones Financieras	**8.438.434.000**
Activos Financieros	843.843.000
Incremento de Caja y Bancos	843.843.000
Pasivos Financieros	7.594.591.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	6.961.883.000
Disminución de Cuentas a Pagar por Retenciones Laborales	632.708.000
TOTAL	**84.236.499.222**

METAS

Denominación	Unidad de Medida	Cantidad 2003
ADMISIÓN	Paciente	26.627
PROMEDIO DIARIO DE PACIENTE	Paciente	1.117
PACIENTE DÍA	Paciente	407.705
EGRESO	Paciente	25.690
EXÁMENES DE LABORATORIO	Análisis	3.710.617
CAMA EN SERVICIO	Cama	1.142
PARTO ATENDIDO	Número	5.356
INTERVENCIÓN QUIRÚRGICA	Número	16.755
RADIOGRAFÍA	Número	95.146
ESTUDIO TOMOGRÁFICO	Número	14.203
ATENCIÓN PRIMARIA	Consulta	81.659
CURSO DE POSTGRADO	Curso	30
CURSO DE ENFERMERÍA	Curso	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	3.766	15.159.892.934
- Directivo	12	139.605.696
- Profesional y Técnico	860	4.879.973.242
- Personal Administrativo	451	1.715.452.150
- Personal Médico	431	3.641.067.469
- Obrero	2.012	4.783.794.377
Personal Contratado	215	1.036.481.983
- Empleado	215	1.036.481.983
Personal Fijo a Tiempo Parcial	19	80.969.280
- Personal Médico	19	80.969.280
TOTAL	**4.000**	**16.277.344.197**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	14	53.755.280
VI	358.401 - 408.400	215	1.036.481.983
VII	408.401 - 458.400		
VIII	458.401 - 508.400	1.747	10.263.706.861
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	12	139.605.696
TOTAL		**1.988**	**11.493.549.820**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	2003
I	HASTA - 190.080		
II	190.081 - 208.400	2.012	4.783.794.377
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**2.012**	**4.783.794.377**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	394	884.704.580
Jubilado	368	844.579.906
Pensionado	26	40.124.674
Obrero	706	1.434.515.889
Jubilado	688	1.416.072.946
Pensionado	18	18.442.943
TOTAL	**1.100**	**2.319.220.469**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Administración General	42.288.841.175
02	Area Asistencial, Docente y de Investigación	32.929.251.056
99	Partidas no Asignables a Programas	9.018.406.991
	TOTAL	**84.236.499.222**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	51.384.989.144
4.02	Materiales y Suministros	16.129.329.757
4.03	Servicios no Personales	2.533.755.019
4.04	Activos Reales	2.633.198.904
4.05	Activos Financieros	843.843.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	7.594.591.000
4.07	Transferencias	3.116.792.398
	TOTAL	**84.236.499.222**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**75.218.092.231**
Transferencias para Financiar Gastos Corrientes	75.083.178.231
Ministerio de Salud y Desarrollo Social	
Recursos Ordinarios	51.056.561.197
Gestión Fiscal	16.097.833.413
Otras Fuentes de Financiamiento	7.928.783.621
Otros Ingresos	134.914.000
B. Gastos Corrientes	**73.164.866.318**
Gastos de Consumo	70.048.073.920
Gastos de Personal	51.384.989.144
Materiales y Suministros	15.549.356.766
Servicios no Personales	2.533.755.019
Ajuste por Variación de Inventario	579.972.991
Otros Gastos Corrientes	3.116.792.398
Transferencias	3.116.792.398
Pensionados	58.567.617
Jubilados	2.260.652.852
Otros	797.571.929
C. Resultado Económico: Ahorro/	**2.053.225.913**
II. Cuenta de Capital	
A. Recursos de Capital	**2.633.198.904**
Ahorro en la Cuenta Corriente	2.053.225.913
Disminución de Inventarios	579.972.991
B. Gastos de Capital	**2.633.198.904**
Adquisición de Maquinarias, Equipos e Inmuebles	2.633.198.904

III. Cuenta Financiera

A. Recursos Financieros	**8.438.434.000**
Activos Financieros	8.438.434.000
Disminución de Inversiones Temporales	56.055.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	8.382.379.000
B. Aplicaciones Financieras	**8.438.434.000**
Activos Financieros	843.843.000
Incremento de Caja y Bancos	843.843.000
Pasivos Financieros	7.594.591.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	6.961.883.000
Disminución de Cuentas a Pagar por Retenciones Laborales	632.708.000

A0047
Instituto Nacional del Menor
(INAM)

POLÍTICA PRESUPUESTARIA

El INAM se creó hace 24 años con el objeto de llevar a cabo la política de la infancia, juventud y familia referida a la prevención de situaciones que afecten al menor y a la familia, de acuerdo a la Ley Tutelar del Menor, la cual fue derogada por la Ley Orgánica para la Protección del Niño y del Adolescente (LOPNA), publicada en la Gaceta Extraordinaria N° 5.266 de fecha 02/10/98.

La LOPNA establece en los Artículos 673 y 674 de las disposiciones transitorias y finales, la transferencia de los programas y servicios que presta el INAM a las entidades federales en un plazo no mayor de un año (mandato que no se ha cumplido y coloca al INAM en una situación de transitoriedad). En este sentido, para 2003 se estima que el Instituto defina su visión y misión en función de lo establecido en la LOPNA y coordine las acciones correspondientes con los organismos involucrados para asumir el proceso de reestructuración y/o liquidación del organismo.

En este orden de ideas el INAM prevé para 2003 cumplir las siguientes metas: mantener 287 establecimientos en servicio y atender 131.994 niños, a través de los servicios y/o programas de atención que brinda este organismo con la finalidad de que el niño (a) y adolescente que se encuentre en situación de exclusión se incorpore a la sociedad

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**67.484.753.942**
Ingresos Ordinarios	782.793.934
Ingresos de la Propiedad	782.793.934
Transferencias para Financiar Gastos Corrientes	66.701.960.008
Recursos de Capital	**350.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	350.000.000
Recursos Financieros	**65.980.357.453**
Activos Financieros	65.980.357.453
Disminución de Caja y Bancos	22.713.794.479
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	43.266.562.974
TOTAL	**133.815.111.395**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**101.737.304.713**
Gastos de Consumo	85.802.988.176
Gastos de Personal	73.492.732.778
Materiales y Suministros	5.248.740.008
Servicios no Personales	6.711.515.390
Otros Gastos Corrientes de Instituciones Descentralizadas	350.000.000
Depreciación y Amortización	350.000.000
Otros Gastos Corrientes	15.934.316.537
Transferencias	15.934.316.537
Gastos de Capital	**2.443.562.013**
Adquisición de Maquinarias, Equipos e Inmuebles	2.443.562.013
Aplicaciones Financieras	**29.634.244.669**
Pasivos Financieros	29.634.244.669
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.443.274.000
Disminución de Cuentas Y Efectos a Pagar a Contratistas	2.302.384.000
Disminución de Cuentas a Pagar por Retenciones Laborales	886.299.000
Disminución de Otras Cuentas y Efectos a Pagar	1.014.756.000
Disminución de otros Pasivos Circulantes	8.529.244.625
Disminución de otros Pasivos no Circulantes	15.458.287.044
TOTAL	**133.815.111.395**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Servicios de Atención a Niños y Adolescentes a través de los Programas de:		
Prevención	Establecimiento	184
	Niño	105.053
Atención del niño en situación de abandono y/o peligro	Establecimiento	54
	Niño	7.394
Atención del niño con necesidad de tratamiento	Establecimiento	49
	Niño	19.547

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	5.354	16.088.810.000
- Directivo	26	306.109.000
- Profesional y Técnico	1.005	5.134.834.000
- Personal Administrativo	2.364	6.143.586.000
- Obrero	1.959	4.504.281.000
Personal Contratado	120	867.600.000
- Empleado	120	867.600.000
Personal Fijo a Tiempo Parcial	454	2.716.110.000
- Personal Docente	384	2.260.194.000
- Personal Médico	70	455.916.000
TOTAL	**5.928**	**19.672.520.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	2035	5.002.991.000
III	208.401 - 258.400	14	39.622.000
IV	258.401 - 308.400	329	1.140.596.000
V	308.401 - 358.400	236	1.013.759.000
VI	358.401 - 408.400	198	883.254.000
VII	408.401 - 458.400	220	1.161.314.000
VIII	458.401 - 508.400	669	3.899.171.000
IX	508.401 - 558.400	86	555.945.000
X	558.401 - 608.400	120	867.600.000
XI	608.401 - 658.400	14	104.640.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400	22	193.239.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	26	306.109.000
TOTAL		**3.969**	**15.168.240.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	357	805.958.000
II	190.081 - 208.400	1602	3.698.324.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**1.959**	**4.504.282.000**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1.318	6.937.214.000
Jubilado	900	4.613.338.000
Pensionado	418	2.323.876.000
Obrero	70	847.537.000
Jubilado	70	847.537.000
TOTAL	**1.388**	**7.784.751.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección de Coordinación Superior	61.346.181.596
02	Prevención	19.497.907.254
03	Atención al Niño en Situación de Abandono y/o Peligro	10.958.458.014
04	Atención al Niño con Necesidad de Tratamiento	12.028.319.862
99	Partidas no Asignables a Programas	29.984.244.669
	TOTAL	**133.815.111.395**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	73.492.732.778
4.02	Materiales y Suministros	5.248.740.008
4.03	Servicios no Personales	6.711.515.390
4.04	Activos Reales	2.443.562.013
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	29.634.244.669
4.07	Transferencias	15.934.316.537
4.08	Otros Gastos de Instituciones Descentralizadas	350.000.000
	TOTAL	**133.815.111.395**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**67.484.753.942**
Ingresos Ordinarios	782.793.934
Ingresos de la Propiedad	782.793.934
Intereses	782.793.934
Transferencias para Financiar Gastos Corrientes Ministerio de Salud y Desarrollo Social	66.701.960.008
Financiamiento Ordinario	44.957.098.497
Financiamiento Gestión Fiscal	6.981.572.917
Otras Fuentes de Financiamiento	14.174.708.651
Aporte de las Entidades Federales	588.579.943
B. Gastos Corrientes	**101.737.304.713**
Gastos de Consumo	85.802.988.176
Gastos de Personal	73.492.732.778
Materiales y Suministros	5.248.740.008
Servicios no Personales	6.711.515.390
Otros Gastos Corrientes de Instituciones Descentralizadas	350.000.000
Depreciación y Amortización	350.000.000
Otros Gastos Corrientes	15.934.316.537
Transferencias	15.934.316.537
Pensiones y Jubilaciones	7.784.851.398
Otras Transferencias al Sector Privado	2.351.623.807
Fondo Nacional de Protección del Niño y del Adolescente	5.000.000.000
Otras Transferencias al Sector Público	797.841.332
C. Resultado Económico: Desahorro	**-34.252.550.771**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**-33.902.550.771**
Desahorro en la Cuenta Corriente	-34.252.550.771
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	350.000.000
B. Gastos de Capital	**2.443.562.013**
Adquisición de Maquinarias, Equipos e Inmuebles	2.443.562.013
C. Resultado Financiero: Déficit	**-36.346.112.784**
III. Cuenta Financiera	
A. Recursos Financieros	**65.980.357.453**
Activos Financieros	65.980.357.453
Disminución de Caja y Bancos	22.713.794.479
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	43.266.562.974
B. Aplicaciones Financieras	**65.980.357.453**
Pasivos Financieros	29.634.244.669
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.443.274.000
Disminución de Cuentas Y Efectos a Pagar a Contratistas	2.302.384.000
Disminución de Cuentas a Pagar por Retenciones Laborales	886.299.000
Disminución de Otras Cuentas y Efectos a Pagar	1.014.756.000
Disminución de otros Pasivos Circulantes	8.529.244.625
Disminución de otros Pasivos no Circulantes	15.458.287.044
Déficit Financiero	36.346.112.784

A0057
Instituto Nacional de Nutrición
(INN)

POLÍTICA PRESUPUESTARIA

El Instituto Nacional de Nutrición (INN) tiene como objetivos desarrollar los programas de nutrición de los servicios de salud publica, estudiar el valor nutritivo de los alimentos, investigar los problemas derivados de la alimentación deficiente y organizar la lucha contra las enfermedades por desnutrición.

El Instituto se encuentra en proceso de reestructuración según Decreto N° 309, publicado en la Gaceta Oficial N° 36.786 de fecha 14.09.99, donde se plantea la sustitución y/o transferencia de los programas y servicios que presta el Instituto al Ministerio de Educación, Cultura y Deportes y otros organismos como gobernaciones, alcaldías. Es importante señalar que el programa de reestructuración aprobado por el Ministerio de Planificación y Desarrollo en junio de 2000, no ha sido autorizado a la fecha en Consejo de Ministros.

La propuesta especifica de sustituir el programa de comedores escolares surge porque la estructura de costos del programa invierte los valores, privilegiando la mano de obra en detrimento de la calidad del producto, funciona 100 días y mantiene costos fijos por 365 días. Es importante señalar que desde 1997 se comienza de manera progresiva la transferencia de los comedores del INN al Ministerio de Educación, Cultura y Deportes y otros organismos (gobernaciones, alcaldías y asociaciones civiles), sin embargo, estos organismos asumen el servicio parcialmente, ya que los costos del programa como nómina y servicios básicos, continúan a cargo del INN.

En los últimos dos años (2000-2001) el Instituto aún cuando no ha ejecutado el programa de comedores escolares ha destinado los recursos a cubrir básicamente los gastos de personal y servicios básicos de 1.130 comedores que han sido transferidos al Ministerio de Educación, Cultura y Deportes y 50 comedores a otros organismos (gobernaciones, alcaldías y asociaciones civiles), de un total de 2.137 comedores en centros educativos a nivel nacional

Para 2003, dentro de la política de inversión social que adelanta el Ejecutivo Nacional, el INN pone en funcionamiento los 957 comedores escolares restantes, por 120 días del calendario escolar para un total de 90.000 niños (as).

Con el objetivo de lograr una mayor eficiencia y efectividad en la protección alimentaria del sistema escolar público, se estima que para 2003 se coordinen las acciones entre los organismos involucrados para llevar cabo el proceso de reestructuración del INN.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**113.886.777.623**
Ingresos de Operación	1.166.400.000
Ingresos por Venta de Bienes y Servicios	1.166.400.000
Transferencias para Financiar Gastos Corrientes	112.720.377.623
Recursos de Capital	**245.010.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	245.010.000
Recursos Financieros	**60.443.460**
Activos Financieros	60.443.460
Disminución de Caja y Bancos	60.443.460
TOTAL	**114.192.231.083**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**101.334.805.121**
Gastos de Consumo	90.837.521.230
Gastos de Personal	76.983.667.153
Materiales y Suministros	8.915.906.461
Servicios no Personales	4.692.937.616
Otros Gastos Corrientes de Instituciones Descentralizadas	245.010.000
Depreciación y Amortización	245.010.000
Otros Gastos Corrientes	10.497.283.891
Transferencias	10.497.283.891

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Gastos de Capital	**596.425.000**
Adquisición de Maquinarias, Equipos e Inmuebles	359.200.000
Otros Activos Reales	237.225.000
Aplicaciones Financieras	**12.261.000.962**
Pasivos Financieros	12.261.000.962
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.173.600.062
Disminución de Otras Cuentas y Efectos a Pagar	11.087.400.900
TOTAL	**114.192.231.083**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Centro de Educación y Recuperación Nunitricional	Cama	154.200
Comedores Escolares	Población a Atender	90.000
Comedores Populares e Industriales	Población a Atender	3.500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	8.469	26.131.912.160
Directivo	43	750.547.160
Profesional y Técnico	444	3.438.132.000
Personal Administrativo	1.994	7.727.707.000
Personal Médico	23	156.392.000
Obrero	5.965	14.059.134.000
Personal Contratado	20	150.000.000
Empleado	20	150.000.000
TOTAL	**8.489**	**26.281.912.160**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1.994	7.727.707.000
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	23	156.392.000
XI	608.401 - 658.400	464	3.588.132.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	43	750.547.160
TOTAL		**2.524**	**12.222.778.160**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	5.965	14.059.134.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**5.965**	**14.059.134.000**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1.172	3.511.734.000
Jubilado	977	2.919.137.000
Pensionado	195	592.597.000
Obrero	2.331	6.862.677.552
Jubilado	2.331	6.862.677.552
TOTAL	3.503	10.374.411.552

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	56.648.454.387
02	Investigación y Educación Nutricional	2.049.732.695
03	Protección Nutricional	55.249.034.001
99	Partidas no Asignables a Programas	245.010.000
	TOTAL	114.192.231.083

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	76.983.667.153
4.02	Materiales y Suministros	8.915.906.461
4.03	Servicios no Personales	4.692.937.616
4.04	Activos Reales	596.425.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.261.000.962
4.07	Transferencias	10.497.283.891
4.08	Otros Gastos de Instituciones Descentralizadas	245.010.000
	TOTAL	114.192.231.083

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**113.886.777.623**
Ingresos de Operación	1.166.400.000
Ingresos por Venta de Bienes y Servicios	1.166.400.000
Transferencias para Financiar Gastos Corrientes	112.720.377.623
Ministerio de Salud y Desarrollo Social	
Financiamiento Ordinario	76.649.856.783
Gestión Fiscal	11.903.271.877
Otras Fuentes de Financiamiento	24.167.248.963
B. Gastos Corrientes	**101.334.805.121**
Gastos de Consumo	90.837.521.230
Gastos de Personal	76.983.667.153
Materiales y Suministros	8.915.906.461
Servicios no Personales	4.692.937.616
Otros Gastos Corrientes de Instituciones Descentralizadas	245.010.000
Depreciación y Amortización	245.010.000
Otros Gastos Corrientes	10.497.283.891
Transferencias	10.497.283.891
Jubilaciones y Pensiones	10.374.411.552
Transferencias al Sector Público	122.872.339
C. Resultado Económico: Ahorro	**12.551.972.502**
II. Cuenta de Capital	
A. Recursos de Capital	**12.796.982.502**
Ahorro en la Cuenta Corriente	12.551.972.502
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	245.010.000
B. Gastos de Capital	59...
Adquisición de Maquinarias, Equipos e Inmuebles	
Otros Activos Reales	237.225.000
C. Resultado Financiero: Superávit	**12.200.557.502**
III. Cuenta Financiera	
A. Recursos Financieros	**12.261.000.962**
Activos Financieros	60.443.460
Disminución de Caja y Bancos	60.443.460
Superávit Financiero	12.200.557.502

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares

Denominación	Presupuesto 2003
B. Aplicaciones Financieras	**12.261.000.962**
Pasivos Financieros	12.261.000.962
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.173.600.062
Disminución de Otras Cuentas y Efectos a Pagar	11.087.400.900

A0059
Instituto Nacional de Geriatría y
Gerontología (INAGER)

POLÍTICA PRESUPUESTARIA

INAGER lleva a cabo el Programa de Atención Integral para la Población Adulta Mayor a nivel nacional, con el objetivo de impulsar una política integral donde se atienda al adulto mayor supliendo sus necesidades básicas y complementarias y se fortalezca la organización comunitaria para promover la presencia y participación de los ancianos.

Este año se refuerza el Programa de Atención al Adulto Mayor con la finalidad de dar respuesta al compromiso social de brindar atención integral al adulto mayor que se encuentra en situación de pobreza extrema caracterizado por no estar en capacidad de mejorar su situación, ya que por lo general no posee ingresos, carece de una cobertura de seguridad social y presenta altos índices de desnutrición.

En este sentido, vale destacar que el Programa de Ayudas Económicas se incrementa de Bs. 6.000 mensual a Bs. 60.000 para un total de 100.900 beneficiarios. Adicionalmente, las acciones de INAGER estarán dirigidas a realizar 344.185 consultas a través de los servicios de asistencia médica como geriatría, sicología, oftalmología, odontología, rehabilitación, fisioterapia y laboratorio y atender 255.612 adultos mayores , de los cuales en promedio mensual 11.000 se beneficiarán del suministro de medicamentos, 6.512 de la atención nutricional, 1.500 de asesorías jurídica, 123.400 de actividades recreativas y culturales, 385 de los programas especiales como clubes y círculos de ancianos, gerogranjas, hogares sustitutos, 32.400 de los servicios de comunicación y otros beneficios como ayudas especiales (prótesis, muletas, sillas de ruedas, andaderas, etc.)

Es importante señalar que a partir de este año, los recursos que asignaba INAGER a SAGER los asignará el Ministerio de Salud y Desarrollo Social directamente a través del aporte asignado al Estado Aragua.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**107.326.313.178**
Ingresos Ordinarios	233.680.000
Ingresos de la Propiedad	233.680.000
Transferencias para Financiar Gastos Corrientes	107.092.633.178
Recursos de Capital	**102.144.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	102.144.000
Recursos Financieros	**6.343.200.000**
Activos Financieros	6.343.200.000
Disminución de Inversiones Temporales	400.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	5.943.200.000
TOTAL	**113.771.657.178**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**107.023.336.000**
Gastos de Consumo	31.039.327.000
Gastos de Personal	22.157.442.000
Materiales y Suministros	6.351.654.000
Servicios no Personales	2.428.087.000
Otros Gastos Corrientes de Instituciones Descentralizadas	102.144.000
Depreciación y Amortización	102.144.000
Otros Gastos Corrientes	75.984.009.000
Transferencias	75.984.009.000
Gastos de Capital	**2.611.405.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.386.648.000
Obras de Infraestructura	1.224.757.000
Aplicaciones Financieras	**4.136.916.178**
Activos Financieros	3.044.760.178
Incremento de Caja y Bancos	3.044.760.178
Pasivos Financieros	1.092.156.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	120.000.000
Disminución de otros Pasivos no Circulantes	972.156.000
TOTAL	**113.771.657.178**

METAS

Denominación	Unidad de Medida	Cantidad 2003
ASISTENCIA MEDICA		
Servicios de Geriatría, Psicología, Oftalmología, Odontología, Rehabilitación, Fisioterapia y Laboratorio	Consulta	344.185
Suministro de medicamentos	Medicamento	396.000
	Adulto Mayor	11.000
ATENCIÓN NUTRICIONAL		
Atención Nutricional al Adulto Mayor	Cubierto	5.303.500
	Adulto Mayor	6.512
ATENCIÓN SOCIAL		
Atención jurídica	Adulto Mayor	1.500
Actividades de Recreación y Cultura	Adulto Mayor	123.400
Ayudas Económicas Especiales	Adulto Mayor	79.145
Ayudas Económicas según Decreto 472	Adulto Mayor	100.900
Otros beneficios para Prótesis, Muletas, Bastones, Andaderas, Sillas de ruedas, etc	Adulto Mayor	1.270
SERVICO DE COMUNICACIONES		
Ipostel	Adulto Mayor	14.400
Teléfonico	Adulto Mayor	18.000
PROGRAMAS ESPECIALES		
Clubes y Circulos de Ancianos	Adulto Mayor	45
Hogar Sustituto	Adulto Mayor	120
Gerogranjas	Adulto Mayor	220

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.569	4.870.958.000
- Directivo	27	280.713.000
- Profesional y Técnico	214	1.236.611.000
- Personal Administrativo	400	980.677.000
- Personal Médico	28	278.981.000
- Obrero	900	2.093.976.000
Personal Contratado	9??	2.587.758.000
- Empleado		949.812.000
- Obrero	715	1.637.946.000
Personal Fijo a Tiempo Parcial	79	273.206.000
- Profesional y Técnico	4	12.725.000
- Personal Médico	75	260.481.000
TOTAL	2.623	7.731.922.000

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	3.638.000
II	190.081 - 208.400	400	978.288.000
III	208.401 - 258.400		
IV	258.401 - 308.400	247	812.761.000
V	308.401 - 358.400	76	324.841.000
VI	358.401 - 408.400	2	9.087.000
VII	408.401 - 458.400	137	724.310.000
VIII	458.401 - 508.400	6	33.725.000
IX	508.401 - 558.400	54	351.804.000
X	558.401 - 608.400		
XI	608.401 - 658.400	20	158.016.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400	37	334.230.000
XIV	758.401 - 808.400	13	118.385.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400	12	125.597.000
XVII	908.401 - MAS	2	25.318.000
	TOTAL	**1.008**	**4.000.000.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	1.613	3.724.860.000
III	208.401 - 258.400		
IV	258.401 - 308.400	2	7.062.000
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**1.615**	**3.731.922.000**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	192	753.816.000
Jubilado	118	481.906.000
Pensionado	74	271.910.000
Obrero	576	1.551.552.000
Jubilado	224	593.953.000
Pensionado	352	957.599.000
TOTAL	**768**	**2.305.368.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	6.292.470.000
02	Atención Integral al Anciano	103.240.127.000
99	Partidas no Asignables a Programas	4.239.060.178
	TOTAL	**113.771.657.178**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	22.157.442.000
4.02	Materiales y Suministros	6.351.654.000
4.03	Servicios no Personales	2.428.087.000
4.04	Activos Reales	2.611.405.000
4.05	Activos Financieros	3.044.760.178
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.092.156.000
4.07	Transferencias	75.984.009.000
4.08	Otros Gastos de Instituciones Descentralizadas	102.144.000
	TOTAL	**113.771.657.178**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**107.326.313.178**
Ingresos Ordinarios	233.680.000
Ingresos de la Propiedad	233.680.000
Intereses	233.680.000
Transferencias para Financiar Gastos Corrientes	107.092.633.178
Ministerio de Salud y Desarrollo Social	
Financiamiento Ordinario	71.884.038.401
Gestión Fiscal	11.163.168.316
Otras Fuentes de Financiamiento	22.664.614.461
Gobiernos Regionales	1.380.812.000
B. Gastos Corrientes	**107.023.336.000**
Gastos de Consumo	31.039.327.000
Gastos de Personal	22.157.442.000
Materiales y Suministros	6.351.654.000
Servicios no Personales	2.428.087.000
Otros Gastos Corrientes de Instituciones Descentralizadas	102.144.000
Depreciación y Amortización	102.144.000
Otros Gastos Corrientes	75.984.009.000
Transferencias	75.984.009.000
Transferencias Corrientes internas	
Al Sector Privado	
Pensiones y Jubilaciones	2.305.368.000
Donaciones a Personas	192.885.000
Ayudas Económicas Decreto 472	72.648.000.000
Otros Subsidios Sociales al Sector Privado	837.756.000
C. Resultado Económico: Ahorro	**302.977.178**
II. Cuenta de Capital	
A. Recursos de Capital	**405.121.178**
Ahorro en la Cuenta Corriente	302.977.178
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	102.144.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**2.611.405.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.386.648.000
Obras de Infraestructura - Estudios y Proyectos	1.224.757.000
C. Resultado Financiero: Déficit	**-2.206.283.822**
III. Cuenta Financiera	
A. Recursos Financieros	**6.343.200.000**
Activos Financieros	6.343.200.000
Disminución de Inversiones Temporales	400.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	5.943.200.000
B. Aplicaciones Financieras	**6.343.200.000**
Activos Financieros	3.044.760.178
Incremento de Caja y Bancos	3.044.760.178
Pasivos Financieros	1.092.156.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	120.000.000
Disminución de otros Pasivos no Circulantes	972.156.000
Déficit Financiero	2.206.283.822

A0061

Instituto Nacional de Higiene Rafael
Rangel (INHRR)

POLÍTICA PRESUPUESTARIA

La Institución fue creada en el año 1938, y tiene por objeto Investigaciones endemo-epidémicas y de epizootias, estudio de problemas de nutrición y análisis de las aguas y sustancias alimenticias, preparación técnica de personal, revisión y análisis de los productos biológicos y farmacéuticos que se ofrezcan en venta, elaboración de productos biológicos y químicos para uso humano y veterinario".

En el año 2000, se anexa temporalmente a la estructura programática del Instituto el Proyecto Salud, el cual consta de los programas: fortalecimiento y modernización del sector salud, reforma de los servicios de salud y fortalecimiento y modernización del sector salud-Caracas, financiados por la banca multilateral (50%), el Ejecutivo Nacional (25%) y Regional (25%). Están diseñados para fortalecer institucionalmente al Ministerio de Salud y Desarrollo Social y brindar apoyo a 12, de los 17 estados que han asumido la transferencia de competencia en salud, como son Distrito Capital, Anzoátegui, Aragua, Bolívar, Carabobo, Falcón, Mérida, Monagas, Sucre, Táchira, Trujillo y Zulia. A la fecha está en etapa de cierre el programa reforma de los servicios de salud y el programa fortalecimiento y modernización del sector salud logró una prórroga par culminar la ejecución de las actividades y recientemente se firmó el programa fortalecimiento y modernización del sector salud-Caracas.

Las principales actividades del INHRR para el año 2003 se orientan a la elaboración de 2 millones de dosis de vacuna triple (DPT), 3,5 millones de dosis de toxoide tetánico, el análisis, registro y control de 19.356 productos farmacéuticos, análisis, registro y control de 7.141 productos alimenticios. Adicionalmente, estima dictar 16 cursos de extensión y 4 curso de postgrado.

En cuanto al proyecto salud proyecta el equipamiento y rehabilitación de un total de 50 ambulatorios distribuidos en los estados, Anzoátegui, Bolívar, Carabobo, Mérida, Monagas, Sucre y Táchira y para el área metropolitana estima el equipamiento de 2 centros de diagnóstico de VIH-sida.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**54.749.979.699**
Ingresos Ordinarios	6.439.344.000
- Ingresos de la Propiedad	6.439.344.000
Ingresos de Operación	3.355.672.000
- Ingresos por Venta de Bienes y Servicios	3.355.672.000
Transferencias para Financiar Gastos Corrientes	44.954.963.699
Recursos de Capital	**1.583.986.978**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	512.933.000
Transferencias para Financiar Gastos de Capital	1.071.053.978
Recursos Financieros	**79.996.514.467**
Activos Financieros	79.996.514.467
Disminución de Caja y Bancos	8.301.450.467
Disminución de Inversiones Temporales	32.786.514.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	38.908.550.000
TOTAL	**136.330.481.144**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**52.193.364.970**
Gastos de Consumo	24.741.560.103
Gastos de Personal	12.980.693.913
Materiales y Suministros	8.685.493.148
Servicios no Personales	2.979.776.042
Otros Gastos Corrientes de Instituciones Descentralizadas	512.933.000
Depreciación y Amortización	512.933.000
Ajustes por Variación de Inventarios	-417.336.000
Otros Gastos Corrientes	27.451.804.867
Transferencias	27.451.804.867
Gastos de Capital	**6.012.581.174**
Adquisición de Maquinarias, Equipos e Inmuebles	5.595.245.174
Incremento de Inventarios	417.336.000
Aplicaciones Financieras	**78.124.535.000**
Activos Financieros	2.749.660.000
Incremento de Cuentas a Cobrar a Corto Plazo	652.320.000
Incremento de Otros Activos Circulantes	2.097.340.000
Pasivos Financieros	75.374.875.000
Disminución de Otras Cuentas y Efectos a Pagar	75.374.875.000
TOTAL	**136.330.481.144**

METAS

Denominación	Unidad de Medida	Cantidad 2003
ELABORACIÓN DE BIOLÓGICOS		
Vacuna Triple (DPT)	Dosis	2.000.000
Toxoide Tetanico	Dosis	3.500.000
Vacuna Antirrábica Canina CRL	Dosis	312.500
Vacuna Antirrábica Canina CC	Dosis	500.000
Vac. Antirrábica Humana CRL	Dosis	150.000
PRODUCTOS FARMACÉUTICOS		
Registro	Análisis	8.000
Control	Análisis	11.356
PRODUCTOS COSMETICOS		
Registro	Análisis	5.065
Control	Análisis	2.076
PRODUCTOS ALIMENTICIOS		
Registro	Análisis	8.072
Control	Análisis	290

METAS

Denominación	Unidad de Medida	Cantidad 2003
INVESTIGACIÓN Y DOCENCIA		
Cursos de Extensión	Curso	16
Cursos de Postgrado	Curso	4
Pasantías	Pasantía	60
Proyectos de Investigación	Proyecto	12
FORTALECIMIENTO Y MODERNIZACION DEL SECTOR SALUD		
ANZOATEGUI		
Establecimiento Equipado	Equipamiento	6
BOLIVAR		
Establecimiento Equipado	Equipamiento	2
Ambulatorio Rehabilitado	Ambulatorio	2
CARABOBO		
Establecimiento Equipado	Equipamiento	2
Ambulatorio Rehabilitado	Ambulatorio	2
MERIDA		
Establecimiento Equipado	Equipamiento	5
Ambulatorio Rehabilitado	Ambulatorio	6
MONAGAS		
Establecimiento Equipado	Equipamiento	3
Ambulatorio Rehabilitado	Ambulatorio	3
SUCRE		
Establecimiento Equipado	Equipamiento	1
Ambulatorio Rehabilitado	Ambulatorio	1
TACHIRA		
Establecimiento Equipado	Equipamiento	9
Ambulatorio Rehabilitado	Ambulatorio	8
FORTALECIMIENTO Y MODERNIZACION DEL SECTOR SALUD CARACAS		
Equipamiento de dos centros diagnósticos de VIH-SIDA	Equipamiento	2
Evaluación de la infraestructura y bienes de los	Consultoría	8
Sistemas (red automatizada, contabilidad de costo, recursos humanos)	Sistema	3
Diseños de sistemas (varios)	Consultoría	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	570	5.183.914.000
Directivo	14	134.625.000
Profesional y Técnico	239	2.336.759.000
Personal Administrativo	157	1.521.511.000
Personal Médico	21	162.180.000
Obrero	139	1.028.839.000
Personal Contratado	10	183.392.305
Empleado	10	183.392.305
TOTAL	**580**	**5.367.306.305**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	40	164.023.966
VI	358.401 - 408.400	14	61.739.366
VII	408.401 - 458.400	86	468.068.458
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	23	167.968.471
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	83	845.646.831
XVI	858.401 - 908.400		
XVII	908.401 - MAS	195	2.631.018.829
TOTAL		441	4.338.465.921

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	8	34.260.642
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	11	65.065.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	120	929.514.742
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		139	1.028.840.384

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	90	822.743.783
Jubilado	75	717.979.461
Pensionado	15	104.764.322
Obrero	29	170.040.218
Jubilado	19	116.437.191
Pensionado	10	53.603.027
TOTAL	**119**	**992.784.001**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	8.814.937.019
02	Producción	6.287.716.438
03	Diagnóstico y Epidemiología	9.018.313.967
04	Servicio de Registro y Control de Productos	6.548.836.467
05	Proyecto Salud	27.023.209.253
99	Partidas No Asignables a Programas	78.637.468.000
	TOTAL	**136.330.481.144**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	12.980.693.913
4.02	Materiales y Suministros	8.268.157.148
4.03	Servicios no Personales	2.979.776.042
4.04	Activos Reales	6.012.581.174
4.05	Activos Financieros	2.749.660.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	75.374.875.000
4.07	Transferencias	27.451.804.867
4.08	Otros Gastos de Instituciones Descentralizadas	512.933.000
	TOTAL	**136.330.481.144**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**54.749.979.699**
Ingresos Ordinarios	6.439.344.000
Ingresos de la Propiedad	6.439.344.000
intereses	
Instituto Nacional de Higiene "Rafael Rangel"	416.134.000
Proyecto Salud	6.023.210.000
Ingresos de Operación	3.355.672.000
Ingresos por Venta de Bienes y Servicios	3.355.672.000
Transferencias para Financiar Gastos Corrientes	44.954.963.699
Ministerio de Salud y Desarrollo Social	
Financiamiento Ordinario	16.289.375.315
Gestión Fiscal	5.135.944.217
Otras Fuentes de Financiamiento	2.529.644.167

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
Programas y Proyectos	21.000.000.000
Fortalecimiento de la Red de los Servicios de Salud Dtto Metropolitano de Caracas	6.000.000.000
Fortalecimiento y Modernización del Sector Salud	15.000.000.000
B. Gastos Corrientes	**52.193.364.970**
Gastos de Consumo	24.741.560.103
Gastos de Personal	12.980.693.913
Materiales y Suministros	8.685.493.148
Servicios no Personales	2.979.776.042
Otros Gastos Corrientes de Instituciones Descentralizadas	512.933.000
Depreciación y Amortización	512.933.000
Ajuste por Variación de Inventario	-417.336.000
Otros Gastos Corrientes	27.451.804.867
Transferencias	27.451.804.867
Pensiones, Jubilaciones y Otras	1.036.579.001
Fortalecimiento y Modernización del Sector Salud	22.008.689.479
Apoyo al Nivel Central MSDS	5.547.174.904
Anzoátegui	2.124.861.252
Bolívar	2.692.021.209
Carabobo	2.193.948.180
Mérida	2.418.764.804
Monagas	1.665.843.397
Sucre	2.970.553.265
Táchira	2.395.522.468
Fortalecimiento de la Red de los Servicios de Salud Dtto Metropolitano de Caracas	4.406.536.387
C. Resultado Económico: Ahorro	**2.556.614.729**
II. Cuenta de Capital	
A. Recursos de Capital	**4.140.601.707**
Ahorro en la Cuenta Corriente	2.556.614.729
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	512.933.000
Transferencias para Financiar Gastos de Capital	1.071.053.978
Ministerio de Salud y Desarrollo Social	
Programas y Proyectos	
Proyecto Convac	1.071.053.978

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**6.012.581.174**
Adquisición de Maquinarias, Equipos e Inmuebles	5.595.245.174
Incremento de Inventarios	417.336.000
C. Resultado Financiero: Déficit	**-1.871.979.467**
III. Cuenta Financiera	
A. Recursos Financieros	**79.996.514.467**
Activos Financieros	79.996.514.467
Disminución de Caja y Bancos	8.301.450.467
Disminución de Inversiones Temporales	32.786.514.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	38.908.550.000
B. Aplicaciones Financieras	**79.996.514.467**
Activos Financieros	2.749.660.000
Incremento de Cuentas a Cobrar a Corto Plazo	652.320.000
Incremento de Otros Activos Circulantes	2.097.340.000
Pasivos Financieros	75.374.875.000
Disminución de Otras Cuentas y Efectos a Pagar	75.374.875.000
Déficit Financiero	1.871.979.467

A0124
Consejo Nacional para la
Integración de Personas
Discapacitadas (CONAPI)

POLÍTICA PRESUPUESTARIA

El Consejo Nacional para la Integración de Personas Discapacitadas (Conapi) tiene como finalidad promover la prestación de servicios asistenciales en materia jurídica, económica y cultural a la población vulnerable integrada por personas con discapacidad, además participa en la formulación de políticas públicas en áreas como salud, educación, trabajo y seguridad social.

Entre sus principales metas está el establecimiento de 5 convenios de cooperación mutua, la celebración de 2 talleres de liderazgo para personas con discapacidad, 3 talleres de inducción para empleo de la estrategia en la rehabilitación con base en la comunidad, 3 talleres de autoestima y de vida independiente, 2 cursos de internet para ciegos y 4 cursos de prevención de enfermedades; el registro nacional permanente de 24 estados y de 20.000 personas con discapacidad, así como la constitución de organizaciones sociales, culturales y deportivas, y el otorgamiento de ayudas técnicas tales como: 500 bastones, 300 sillas de rueda, 20 coches ortopédicos, 5 andaderas, 27 prótesis etc, y otras ayudas económicas para garantizar la integración de este sector de la población a la sociedad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.167.575.193**
Transferencias para Financiar Gastos Corrientes	1.167.575.193
Recursos de Capital	**21.310.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	21.310.000
Recursos Financieros	**511.722.603**
Activos Financieros	511.722.603
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	511.722.603
TOTAL	**1.700.607.796**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.108.091.193**
Gastos de Consumo	824.148.775
Gastos de Personal	433.691.263
Materiales y Suministros	48.626.400
Servicios no Personales	320.521.112
Otros Gastos Corrientes de Instituciones Descentralizadas	21.310.000
Depreciación y Amortización	21.310.000
Otros Gastos Corrientes	283.942.418
Transferencias	
Ministerio de Salud y Desarrollo Social	
Gastos de Capital	**59.841.067**
Adquisición de Maquinarias, Equipos e Inmuebles	34.841.067
Obras de Infraestructura	25.000.000
Aplicaciones Financieras	**532.675.536**
Activos Financieros	20.952.933
Incremento de Caja y Bancos	20.952.933
Pasivos Financieros	511.722.603
Disminución de Cuentas y Efectos a Pagar a Proveedores	511.722.603
TOTAL	**1.700.607.796**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Establecimientos de Convenios de Cooperación Mutua de Instituciones Nacionales, Estadales, Municipales y ONG'S	Convenio	5
Talleres		
Taller de Liderazgo para Personas con Discapacidad	Taller	2
Taller de Inducción para Empleo de la Estrategia en la Rehabilitación con Base en la Comunidad	Taller	3
Taller de Autoestima y de Vida Independiente	Taller	3
		3
Cursos		
Curso para el Manejo de la Metodología de Acceso a Internet para Ciegos	Curso	2
Curso de Prevención de Enfermedades	Curso	4
Registro Nacional		
Registro Nacional a Nivel Estatal	Estado	24
Registro de Personas Discapacitadas	Persona	20.000
Ayudas Técnicas		

METAS

Denominación	Unidad de Medida	Cantidad 2003
Bastones	Bastón	500
Sillas de Rueda	Silla	300
Coches Ortopédicos	Coche	20
Andaderas	Andadera	5
Prótesis	Prótesis	27
Publicaciones (Revistas, Boletines y Folletos)	Publicación	10
Investigaciones sobre Discapacidad	Informe	4
Eventos y Talleres Internacionales	Evento	3
Eventos Nacionales	Evento	2
Ayudas Económicas	Ayuda	19
Campaña de Difusión e Información	Campaña	1
Creación del Comité Paraolímpico Venezolano	Comité	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	37	161.593.260
Directivo	2	19.342.600
Profesional y Técnico	22	102.731.400
Personal Administrativo	7	20.433.500
Obrero	6	19.085.760
Personal Contratado	3	16.200.000
Empleado	3	16.200.000
TOTAL	**40**	**177.793.260**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	6	13.204.800
II	190.081 - 208.400	1	2.328.100
III	208.401 - 258.400	2	5.287.000
IV	258.401 - 308.400	2	6.515.700
V	308.401 - 358.400	1	4.041.100
VI	358.401 - 408.400	10	44.828.600
VII	408.401 - 458.400	3	15.363.300
VIII	458.401 - 508.400	2	11.762.500
IX	508.401 - 558.400	1	6.219.700
X	558.401 - 608.400	2	13.796.100
XI	608.401 - 658.400	1	7.617.900
XII	658.401 - 708.400		
XIII	708.401 - 758.400	2	17.116.800
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		10.625.900
XVII	908.401 - MAS		
TOTAL		34	158.707.500

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	4.561.900
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	3	10.442.960
V	308.401 - 358.400	1	4.080.900
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		6	19.085.760

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Atención Integral a Personas con Discapacidad	1.167.932.260
99	Partidas no Asignables a Programas	532.675.536
	TOTAL	**1.700.607.796**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	433.691.263
4.02	Materiales y Suministros	48.626.400
4.03	Servicios no Personales	320.521.112
4.04	Activos Reales	59.841.067
4.05	Activos Financieros	20.952.933
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	511.722.603
4.07	Transferencias	283.942.418
4.08	Otros Gastos de Instituciones Descentralizadas	21.310.000
	TOTAL	**1.700.607.796**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.167.575.193**
Transferencias para Financiar Gastos Corrientes	1.167.575.193
Ministerio de Salud y Desarrollo Social	
Recursos Ordinarios	793.951.131
Gestión Fiscal	123.295.940
Otras Fuentes de Financiamiento	250.328.122
B. Gastos Corrientes	**1.108.091.193**
Gastos de Consumo	824.148.775
Gastos de Personal	433.691.263
Materiales y Suministros	48.626.400
Servicios no Personales	320.521.112
Otros Gastos Corrientes de Instituciones Descentralizadas	21.310.000
Depreciación y Amortización	21.310.000
Otros Gastos Corrientes	283.942.418
Transferencias	283.942.418
Transferencias Corrientes Internas	283.942.418
C. Resultado Económico: Ahorro	**59.484.000**
II. Cuenta de Capital	
A. Recursos de Capital	**80.794.000**
- Ahorro en la Cuenta Corriente	59.484.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	21.310.000
B. Gastos de Capital	**59.841.067**
Adquisición de Maquinarias, Equipos e Inmuebles	34.841.067
Obras de Infraestructura - Estudios y Proyectos	25.000.000
C. Resultado Financiero: Superávit	**20.952.933**
III. Cuenta Financiera	
A. Recursos Financieros	**532.675.536**
Activos Financieros	511.722.603
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	511.722.603
Superávit Financiero	20.952.933
B. Aplicaciones Financieras	**532.675.536**
Activos Financieros	20.952.933
Incremento de Caja y Bancos	20.952.933
Pasivos Financieros	511.722.603
Disminución de Cuentas y Efectos a Pagar a Proveedores	511.722.603

A0129
Servicio Nacional Autónomo de
Atención Integral a la Infancia y a la
Familia (SENIFA)

POLÍTICA PRESUPUESTARIA

SENIFA, tiene como objetivo planificar, organizar, coordinar, integrar y promover los servicios de atención integral a la infancia y a la familia, a través del Programa de Hogares y Multihogares de Cuidado Diario enmarcado dentro de la política de inversión social que adelanta el Ejecutivo Nacional, el cual beneficia a la población vulnerable en especial a los niños y niñas menores de 6 años.

Para 2003 atenderá una meta de 1.340 niños menores de 14 años con necesidades especiales en áreas indígenas y de frontera y reforzará el Programa de Hogares y Multihogares de Cuidado Diario para atender 350.000 beneficiarios, 50.000 más con respecto al año anterior. El programa tiene un doble impacto, permite realizar una labor social e insertar a las madres cuidadoras al mercado de trabajo, lo cual beneficia el ingreso familiar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**156.345.664.777**
Ingresos Ordinarios	400.000.000
Ingresos de la Propiedad	400.000.000
Transferencias para Financiar Gastos Corrientes	155.945.664.777
Recursos Financieros	**20.588.157.000**
Activos Financieros	20.588.157.000
Disminución de Caja y Bancos	692.500.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.895.657.000
TOTAL	**176.933.821.777**

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA
INFANCIA Y A LA FAMILIA (SENIFA).

LEY DE PRESUPUESTO 2003

A0129 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**156.175.664.777**
Gastos de Consumo	5.699.347.840
Gastos de Personal	4.159.007.840
Materiales y Suministros	215.120.000
Servicios no Personales	1.325.220.000
Otros Gastos Corrientes	150.476.316.937
Transferencias	150.476.316.937
Gastos de Capital	**170.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	116.500.000
Activos Intangibles	3.000.000
Otros Activos Reales	50.500.000
Aplicaciones Financieras	**20.588.157.000**
Pasivos Financieros	20.588.157.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	39.500.000
Disminución de Otras Cuentas y Efectos a Pagar	200.000.000
Disminución de otros Pasivos Circulantes	20.298.657.000
TOTAL	**176.933.821.777**

SERVICIO NACIONAL AUTONOMO DE ATENCION INTEGRAL A LA
INFANCIA Y A LA FAMILIA (SENIFA).

LEY DE PRESUPUESTO 2003

A0129 - 3

METAS

Denominación	Unidad de Medida	Cantidad 2003
Programa de Hogares Y Multihogares de Cuidado Diario		350.000
Brindar atención integral a niños (as) de 0 a 6 años en Hogares de Cuidado Diario (HCD)	Niño(a) Atendido	152.032
Brindar atención integral a niños (as) de 0 a 6 años en Multihogares de Cuidado Diario (MHCD)	Niño(a) Atendido	197.968
Actividades dirigidas a la población infantil menor de 14 años		1.340
Brindar atención integral a menores de 14 años con necesidades especiales	Niño(a) Atendido	800
Brindar atención integral a menores de 14 años en zonas indígenas y/o frontera	Niño(a) Atendido	540

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	162	1.150.380.000
- Directivo	40	352.923.120
- Profesional y Técnico	90	683.139.638
- Personal Administrativo	32	114.317.242
Personal Contratado	100	580.000.000
- Empleado	100	580.000.000
Personal Fijo a Tiempo Parcial	1	1.310.285
- Profesional y Técnico	1	1.310.285
TOTAL	**263**	**1.731.690.285**

SERVICIO NACIONAL AUTONOMO DE ATENCIÓN INTEGRAL A LA
INFANCIA Y A LA FAMILIA (SENIFA).

LEY DE PRESUPUESTO 2003

A0129 - 4

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	5	10.433.285
II	190.081 - 208.400	1	2.449.000
III	208.401 - 258.400	19	56.305.588
IV	258.401 - 308.400		
V	308.401 - 358.400	25	97.413.544
VI	358.401 - 408.400	9	38.839.776
VII	408.401 - 458.400	42	210.400.364
VIII	458.401 - 508.400	21	117.710.096
IX	508.401 - 558.400	13	82.047.372
X	558.401 - 608.400	4	28.464.236
XI	608.401 - 658.400	52	403.232.920
XII	658.401 - 708.400	13	107.145.528
XIII	708.401 - 758.400	11	97.836.896
XIV	758.401 - 808.400	25	234.376.452
XV	808.401 - 858.400		
XVI	858.401 - 908.400	15	154.690.620
XVII	908.401 - MAS	8	90.344.608
TOTAL		263	1.731.690.285

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	6	17.000.000
Jubilado	6	17.000.000
TOTAL	6	17.000.000

SERVICIO NACIONAL AUTONOMO DE ATENCIÓN INTEGRAL A LA
INFANCIA Y A LA FAMILIA (SENIFA).

LEY DE PRESUPUESTO 2003

A0129 - 5

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios de Dirección y Coordinación Superior	25.434.733.532
02	Atención a la Infancia y a las Familias	151.499.088.245
	TOTAL	176.933.821.777

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.159.007.840
4.02	Materiales y Suministros	215.120.000
4.03	Servicios no Personales	1.325.220.000
4.04	Activos Reales	170.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	20.588.157.000
4.07	Transferencias	150.476.316.937
	TOTAL	176.933.821.777

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**156.345.664.777**
Ingresos Ordinarios	400.000.000
Ingresos de la Propiedad	400.000.000
Intereses	
Transferencias para Financiar Gastos Corrientes	155.945.664.777
Financiamiento Ordinario	106.043.052.048
Gestión Fiscal	16.467.862.201
Otras Fuentes de Financiamiento	33.434.750.528
B. Gastos Corrientes	**156.175.664.777**
Gastos de Consumo	5.699.347.840
Gastos de Personal	4.159.007.840
Materiales y Suministros	215.120.000
Servicios no Personales	1.325.220.000
Otros Gastos Corrientes	150.476.316.937
Transferencias	150.476.316.937
Jubilaciones	17.000.000
Subsidios a Instituciones benéficas privadas	148.050.585.000
Otros subsidios al sector privado	2.100.731.937
Transferencias al sector público	200.000.000
Transferencias corrientes diversas	108.000.000
C. Resultado Económico: Ahorro	**170.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**170.000.000**
Ahorro en la Cuenta Corriente	170.000.000
B. Gastos de Capital	**170.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	116.500.000
Activos Intangibles	3.000.000
Otros Activos Reales	50.500.000

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA).

LEY DE PRESUPUESTO 2003

A0129-7

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**20.588.157.000**
Activos Financieros	20.588.157.000
Disminución de Caja y Bancos	692.500.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.895.657.000
B. Aplicaciones Financieras	**20.588.157.000**
Pasivos Financieros	20.588.157.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	39.500.000
Disminución de Otras Cuentas y Efectos a Pagar	200.000.000
Disminución de otros Pasivos Circulantes	20.298.657.000

A0153
Servicio Autónomo
Hospital Universitario de Maracaibo

POLÍTICA PRESUPUESTARIA

El Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) fue creado mediante Decreto del Ejecutivo Nacional N° 735, de fecha 28 de junio de 1995, publicado en la Gaceta Oficial N° 35.760 del 26 de Julio de 1995. Operó como unidad operativa del Ministerio de Sanidad y Asistencia Social hasta mediados de 1997 y a partir de esa fecha funciona como Servicio Autónomo.

El Hospital es tipo IV y presta atención médica en los tres niveles, cobertura regional y circunvecina, consultas externas en todas las especialidades y los departamentos clínicos básicos; realiza actividades conjuntamente con la Universidad del Zulia (LUZ) y tiene convenio de cooperación bilateral, dicta clases de docencia, pregrado y 32 postgrados. Además, la LUZ proporciona recursos de profesores, algunos técnicos, equipos y asesoría, pero no realiza ningún aporte económico directo al hospital.

El SAHUM proyecta para el año 2003 las siguientes metas: 36.447 pacientes admitidos, 35.749 pacientes egresados, 748 promedio diario de pacientes, 15.504 intervenciones quirúrgicas y 1.955.340 exámenes de laboratorio, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**46.402.094.892**
Transferencias para Financiar Gastos Corrientes	46.402.094.892
Recursos de Capital	**70.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.000.000
Recursos Financieros	**22.360.384.086**
Activos Financieros	22.360.384.086
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	22.360.384.086
TOTAL	**68.832.478.978**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**48.877.871.063**
Gastos de Consumo	48.877.871.063
Gastos de Personal	31.350.527.256
Materiales y Suministros	15.702.270.971
Servicios no Personales	2.077.329.572
Otros Gastos Corrientes de Instituciones Descentralizadas	70.000.000
Depreciación y Amortización	70.000.000
Ajuste por Variación de Inventarios	-322.256.736
Gastos de Capital	**1.022.256.736**
Adquisición de Maquinarias, Equipos e Inmuebles	700.000.000
Incremento de Inventarios	322.256.736
Aplicaciones Financieras	**18.932.351.179**
Activos Financieros	199.999.999
Incremento de Caja y Bancos	199.999.999
Pasivos Financieros	18.732.351.180
Disminución de Cuentas y Efectos a Pagar a Proveedores	11.541.970.702
Disminución de Cuentas a Pagar por Retenciones Laborales	7.190.380.478
TOTAL	**68.832.478.978**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Admisión	Paciente	36.447
Promedio Diario de Paciente	Paciente	748
Paciente Día	Paciente	236.912
Egreso	Paciente	35.749
Cama en Servicio	Cama	725
Parto Atendido	Número	11.200
Intervención Quirúrgica	Número	15.504
Radiografía	Número	93.432
Estudio Tomográfico	Número	3.600
Exámenes de Laboratorio	Análisis	1.955.340

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.438	11.152.241.835
Directivo	4	47.069.047
Profesional y Técnico	879	6.670.814.938
Personal Administrativo	116	1.118.403.233
Obrero	1.439	3.315.954.617
TOTAL	**2.438**	**11.152.241.835**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	106	411.963.002
VI	358.401 - 408.400	54	245.372.450
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	94	625.100.922
X	558.401 - 608.400	228	1.625.237.877
XI	608.401 - 658.400		
XII	658.401 - 708.400	175	1.451.374.037
XIII	708.401 - 758.400	8	69.897.488
XIV	758.401 - 808.400	143	1.358.588.169
XV	808.401 - 858.400	128	1.284.479.250
XVI	858.401 - 908.400		
XVII	908.401 - MAS	63	764.274.023
	TOTAL	**999**	**7.836.287.218**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	6	13.263.818
II	190.081 - 208.400	1.433	3.302.690.799
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**1.439**	**3.315.954.617**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Administración	11.023.284.697
02	Área Docente, Asistencial y de Investigación	38.806.843.102
99	Partidas no Asignables a Programas	19.002.351.179
	TOTAL	68.832.478.978

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	31.350.527.256
4.02	Materiales y Suministros	15.380.014.235
4.03	Servicios no Personales	2.077.329.572
4.04	Activos Reales	1.022.256.736
4.05	Activos Financieros	199.999.999
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	18.732.351.180
4.07	Transferencias	70.000.000
	TOTAL	68.832.478.978

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**46.402.094.892**
Transferencias para Financiar Gastos Corrientes	46.402.094.892
Ministerio de Salud y Desarrollo Social	
Ingresos Ordinario	31.553.424.522
Gestión Fiscal	9.948.609.149
Otras Fuentes de Financiamiento	4.900.061.221
B. Gastos Corrientes	**48.877.871.063**
Gastos de Consumo	48.877.871.063
Gastos de Personal	31.350.527.256
Materiales y Suministros	15.702.270.971
Servicios no Personales	2.077.329.572
Otros Gastos Corrientes de Instituciones Descentralizadas	70.000.000
Depreciación y Amortización	70.000.000
Ajuste por Variación de Inventario	-322.256.736
C. Resultado Económico: Desahorro	**-2.475.776.171**
II. Cuenta de Capital	
A. Recursos de Capital	**-2.405.776.171**
Desahorro en la Cuenta Corriente	-2.475.776.171
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.000.000
B. Gastos de Capital	**1.022.256.736**
Adquisición de Maquinarias, Equipos e Inmuebles	700.000.000
Incremento de Inventarios	322.256.736
C. Resultado Financiero: Déficit	**-3.428.032.907**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**22.360.384.086**
Activos Financieros	22.360.384.086
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	22.360.384.086
B. Aplicaciones Financieras	**22.360.384.086**
Activos Financieros	199.999.999
Incremento de Caja y Bancos	199.999.999
Pasivos Financieros	18.732.351.180
Disminución de Cuentas y Efectos a Pagar a Proveedores	11.541.970.702
Disminución de Cuentas a Pagar por Retenciones Laborales	7.190.380.478
Déficit Financiero	3.428.032.907

A0181
Servicio Autónomo Instituto de
Biomedicina

POLÍTICA PRESUPUESTARIA

El SAIB es un Organismo adscrito al Ministerio de Salud y Desarrollo Social (MSDS) y vinculado a la Universidad Central de Venezuela (UCV) y al Hospital Vargas de Caracas (HV). Está orientado a la investigación y control de diversas enfermedades endémicas (lepra, leishmaniasis, oncocercosis, chagas, tuberculosis, parasitosis intestinal, etc) desde la perspectiva de la atención integral en salud, investigaciones operacionales y socio-epidemiológicas, así como el desarrollo de la docencia y capacitación de recursos humanos tanto en el área académica universitaria como en los servicios y programas de salud asociados a las referidas endemias.

En este sentido, el SAIB se desempeña como órgano normativo de la investigación y control de las enfermedades endémicas, asociado al desarrollo de la docencia y las investigaciones, concentrando sus metas en la ejecución de los programas del control y prevención de la lepra, leishmaniasis y oncocercosis o ceguera de los ríos, cuyo nombre obedece al padecimiento de ceguera en los afectados; además realizan investigaciones en el área de la tuberculosis, parasitosis intestinal, diarreas infantiles, micosis y otras afecciones.

Paralelamente, la Institución dicta cursos y talleres acordes con el control de las enfermedades endémicas anteriormente referidas, con el propósito de capacitar a especialistas para el mejor tratamiento de los pacientes aquejados.

En este sentido se prevé en el caso de la lepra, detectar 1.000 pacientes contagiados, darle tratamiento a 2.700 enfermos y realizar 3.000 visitas epidemiológicas. Con respecto a la leishmaniasis se diagnosticarán y atenderán un total de 3.500 pacientes, a igual número se le aplicará tratamiento con 60 estudios y controles de focos, 1.000 visitas epidemiológicas y se producirán 24.000 vacunas especiales para el tratamiento de esta enfermedad. Por otro lado, la oncocercosis se controlará este año a través de evaluaciones epidemiológicas rápidas (350 comunidades y 450 personas) y a profundidad (8 comunidades). De igual forma se realizarán evaluaciones oftalmológicas rápidas a 8 comunidades, evaluaciones entomológicas rápidas a 11 comunidades y se aplicará tratamiento con ivermectina a 550 comunidades y a 87.500 personas. Para completar el referido control de esta enfermedad se puntualizarán 610 zonas permanentemente monitoreadas con el propósito de abocarse a devolverle la salud a los sectores sociales afligidos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**2.190.987.428**
Ingresos Ordinarios	62.361.741
- Ingresos de la Propiedad	62.361.741
Transferencias para Financiar Gastos Corrientes	2.128.625.687
Recursos de Capital	**66.883.114**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.883.114
Recursos Financieros	**1.523.559.202**
Activos Financieros	1.523.559.202
Disminución de Caja y Bancos	675.338.072
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	848.221.130
TOTAL	**3.781.429.744**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**2.656.923.814**
Gastos de Consumo	2.656.923.814
Gastos de Personal	1.732.675.800
Materiales y Suministros	430.743.700
Servicios no Personales	426.621.200
Otros Gastos Corrientes de Instituciones Descentralizadas	66.883.114
Depreciación y Amortización	66.883.114
Gastos de Capital	**276.284.800**
Adquisición de Maquinarias, Equipos e Inmuebles	276.284.800
Aplicaciones Financieras	**848.221.130**
Pasivos Financieros	848.221.130
Disminución de Cuentas y Efectos a Pagar a Proveedores	565.480.753
Disminución de Otras Cuentas y Efectos a Pagar	282.740.377
TOTAL	**3.781.429.744**

METAS

Denominación	Unidad de Medida	Cantidad 2003
CONTROL DE LEPRA		
Detección de Casos	Paciente	1.000
Tratamiento con Poliquimioterapia	Paciente	2.700
Vigilancia Epidemiológica	Visita	3.000
CONTROL DE LEISHMANIASIS CUTÁNEA Y VISCERAL		
Diagnóstico y Atención de Enfermos	Paciente	3.500
Aplicación de Tratamientos	Paciente	3.500
Estudio y Control de Focos	Estudio	60
Producción de Vacunas	Vacuna	24.000
Vigilancia Epidemiológica	Visita	1.000
CONTROL DE ONCOSERCOSIS		
Evaluaciones Epidemiológicas Rápidas	Paciente	450
Evaluaciones Epidemiológicas Rápidas	Comunidad	350
Evaluación Epidemiológica o Profundidad	Comunidad	8
Tratamiento con Ivermectina	Comunidad	550
Tratamiento con Ivermectina	Paciente	87.500
Georeferencia de Comunidades	Georeferencia	610

METAS

Denominación	Unidad de Medida	Cantidad 2003
CAPACITACIÓN		
Formación de Promotores Sociales en Salud	Curso	2
Lepra	Alumno	100
Leishmaniasis Cutánea	Alumno	100
Leishmaniasis Viceral	Alumno	100
Oncosercosis	Alumno	100
Tuberculosis	Alumno	24
Participación Comunitaria	Alumno	100
INVESTIGACIÓN PREVENCIÓN Y DIAGNÓSTICO		
Ejecución de Proyectos de Investigación	Proyecto	21
Ejecución de Proyectos Especiales	Proyecto	6
Investigación de Poblaciones Indígenas	Programa	2
Evaluación Oftalmológicas Rápidas	Comunidad	8
Evaluaciones Entomológicas Rápidas	Comunidad	11

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	126	625.532.381
- Directivo	1	18.986.804
- Profesional y Técnico	33	220.327.265
- Personal Administrativo	43	126.215.784
- Personal Médico	16	180.482.152
- Obrero	33	79.520.376
Personal Contratado	33	145.224.970
- Empleado	22	113.926.786
- Obrero	11	31.298.184
TOTAL	159	770.757.351

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	5	12.181.000
III	208.401 - 258.400	25	64.867.812
IV	258.401 - 308.400	14	49.792.800
V	308.401 - 358.400	12	48.909.812
VI	358.401 - 408.400	6	26.949.000
VII	408.401 - 458.400	6	31.297.188
VIII	458.401 - 508.400		
IX	508.401 - 558.400	9	58.439.624
X	558.401 - 608.400	8	57.704.000
XI	608.401 - 658.400	2	14.601.624
XII	658.401 - 708.400	14	118.278.812
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	14	176.917.119
	TOTAL	115	659.938.791

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	33	80.285.294
III	208.401 - 258.400	11	30.533.266
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	44	110.818.560

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Central de Apoyo	1.496.155.522
02	Control de Enfermedades y Atención Médica	607.610.975
03	Investigación y Docencia	762.559.003
99	Partidas no Asignables a Programas	915.104.244
	TOTAL	**3.781.429.744**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.732.675.800
4.02	Materiales y Suministros	430.743.700
4.03	Servicios no Personales	426.621.200
4.04	Activos Reales	276.284.800
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	848.221.130
4.08	Otros Gastos de Instituciones Descentralizadas	66.883.114
	TOTAL	**3.781.429.744**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.190.987.428**
Ingresos Ordinarios	62.361.741
Ingresos de la Propiedad	62.361.741
Intereses por Dinero en Depósito	62.361.741
Transferencias para Financiar Gastos Corrientes	2.128.625.687
Recursos Ordinarios	1.447.465.467
Gestión Fiscal	456.377.347
Otras Fuentes de Financiamiento	224.782.873
B. Gastos Corrientes	**2.656.923.814**
Gastos de Consumo	2.656.923.814
Gastos de Personal	1.732.675.800
Materiales y Suministros	430.743.700
Servicios no Personales	426.621.200
Otros Gastos Corrientes de Instituciones Descentralizadas	66.883.114
Depreciación y Amortización	66.883.114
C. Resultado Económico: Desahorro	**-465.936.386**
II. Cuenta de Capital	
A. Recursos de Capital	**-399.053.272**
Desahorro en la Cuenta Corriente	-465.936.386
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.883.114
B. Gastos de Capital	**276.284.800**
Adquisición de Maquinarias, Equipos e Inmuebles	276.284.800
C. Resultado Financiero: Déficit	**-675.338.072**
III. Cuenta Financiera	
A. Recursos Financieros	**1.523.559.202**
Activos Financieros	1.523.559.202
Disminución de Caja y Bancos	675.338.072
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	848.221.130
B. Aplicaciones Financieras	**1.523.559.202**
Pasivos Financieros	848.221.130
Disminución de Cuentas y Efectos a Pagar a Proveedores	565.480.753
Disminución de Otras Cuentas y Efectos a Pagar	282.740.377
Déficit Financiero	675.338.072

A0305
Centro de Estudios
Biológicos sobre Crecimiento y
Desarrollo de la Población
Venezolana (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA

La Fundación Centro de Estudios sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA), tiene cono actividad principal, investigar y estudiar los cambios que continuamente se producen en la sociedad venezolana ante la incidencia e influencia de factores de tipo cultural, ambiental y socioeconómico.

A tal fin, la Fundación contará con un presupuesto de Bs. 2.142,6 millones, constituidos en un 74,74% (Bs. 1.601,3 millones) por aportes corrientes del Ejecutivo Nacional. Dichos recursos permitirán a la Fundación, cubrir sus gastos normales de funcionamiento, lo que se traducirá en el cumplimiento de metas de investigación sobre los cambios que continuamente se producen en la sociedad venezolana.

En tal sentido, para el ejercicio económico 2003, FUNDACREDESA llevará a cabo el Estudio Nacional de la Salud Integral de Jóvenes, Adolescentes, Niños Niñas, con la participación de dos (2) equipos de trabajo, tanto en Caracas como en diferentes ciudades del país, que realizarán la recolección de datos que permitan conocer los cambios biológicos y sociales que acontecen a corto, mediano y largo plazo, a fin de que el Estado venezolano, tome las decisiones y medidas pertinentes, que contribuyan a fortalecer los aspectos culturales y de salud, que afecten las diversas comunidades.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.609.118.396**
Ingresos Ordinarios	5.400.000
- Ingresos de la Propiedad	5.400.000
Ingresos de Operación	660.000
- Ingresos por Venta de Bienes y Servicios	660.000
Transferencias para Financiar Gastos Corrientes	1.601.258.396
?? Recursos Ordinarios	1.088.855.709
?? Gestión Fiscal	169.092.887
?? Otras Fuentes de Financiamiento	343.309.800
Otros Ingresos	1.800.000
Recursos de Capital	**38.100.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	38.100.000
Recursos Financieros	**495.406.000**
Activos Financieros	495.406.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	495.406.000
TOTAL	**2.142.624.396**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.607.700.520**
Gastos de Consumo	1.570.334.990
Gastos de Personal	1.078.976.594
Materiales y Suministros	91.258.396
Servicios no Personales	362.000.000
Otros Gastos Corrientes de Instituciones Descentralizadas	38.100.000
Depreciación y Amortización	38.100.000
Otros Gastos Corrientes	37.365.530
Transferencias	37.365.530
Gastos de Capital	**50.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	50.000.000
Aplicaciones Financieras	**484.923.876**
Activos Financieros	462.923.876
Incremento de Caja y Bancos	462.923.876
Pasivos Financieros	22.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	22.000.000
TOTAL	**2.142.624.396**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Estudio Nacional de la Salud Integral de los Jóvenes y Adolescentes, Niños y Niñas	Hogar	5.400

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	63	409.575.491
- Directivo	15	160.209.159
- Profesional y Técnico	6	42.960.970
- Administrativo	12	55.833.717
- Investigación	24	131.714.338
- Obrero	6	18.857.304
Personal Fijo a Tiempo Parcial	2	7.105.234
- Directivo	1	4.000.650
- Investigación	1	3.104.583
Personal Contratado	19	77.985.754
- Empleado	19	77.985.754
TOTAL	**84**	**494.666.479**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	13	39.997.010
IV	258.401 - 308.400	10	34.733.689
V	308.401 - 358.400	5	20.248.695
VI	358.401 - 408.400	5	22.425.498
VII	408.401 - 458.400		
VIII	458.401 - 508.400	11	64.274.983
IX	508.401 - 558.400	8	49.737.764
X	558.401 - 608.400	8	57.216.150
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	1	8.504.259
XIV	758.401 - 808.400	2	18.943.880
XV	808.401 - 858.400	7	69.891.834
XVI	858.401 - 908.400	7	76.024.849
XVII	908.401 - MAS	1	13.810.558
	TOTAL	**78**	**475.809.169**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	2	5.742.251
IV	258.401 - 308.400	4	13.115.054
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**6**	**18.857.305**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	31.865.530
Jubilado	5	31.865.530
TOTAL	5	31.865.530

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Estudio sobre Condiciones de Vida del Venezolano	1.619.600.520
99	Partidas no Asignables a Programas	523.023.876
	TOTAL	2.142.624.396

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.078.976.594
4.02	Materiales y Suministros	91.258.396
4.03	Servicios no Personales	362.000.000
4.04	Activos Reales	50.000.000
4.05	Activos Financieros	462.923.876
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	22.000.000
4.07	Transferencias	37.365.530
4.08	Otros Gastos de Instituciones Descentralizadas	38.100.000
	TOTAL	2.142.624.396

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.609.118.396**
Ingresos Ordinarios	5.400.000
- Ingresos de la Propiedad	5.400.000
Intereses	5.400.000
Ingresos de Operación	660.000
- Ingresos por Venta de Bienes y Servicios	660.000
Transferencias para Financiar Gastos Corrientes	1.601.258.396
- Recursos Ordinarios	1.088.855.709
- Gestión Fiscal	169.092.887
- Otras Fuentes de Financiamiento	343.309.800
Otros Ingresos	1.800.000
B. Gastos Corrientes	**1.607.700.520**
Gastos de Consumo	1.570.334.990
Gastos de Personal	1.078.976.594
Materiales y Suministros	9▓▓▓.▓▓▓
Servicios no Personales	36▓.▓▓▓
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	38.100.000
Otros Gastos Corrientes	37.365.530
Transferencias	37.365.530
Transferencias	37.365.530
C. Resultado Económico: Ahorro/(Desahorro)	**1.417.876**
II. Cuenta de Capital	
A. Recursos de Capital	**39.517.876**
- Ahorro (Desahorro) en la Cuenta Corriente	1.417.876
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	38.100.000
B. Gastos de Capital	**50.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	50.000.000
C. Resultado Financiero: Superávit/(Déficit)	**-10.482.124**
III. Cuenta Financiera	
A. Recursos Financieros	**495.406.000**
Activos Financieros	495.406.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	495.406.000
B. Aplicaciones Financieras	**495.406.000**
Activos Financieros	462.923.876
Incremento de Caja y Bancos	462.923.876
Pasivos Financieros	22.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	22.000.000
Déficit Financiero	10.482.124

A0306
Fundación José Félix Ribas

POLÍTICA PRESUPUESTARIA

La Fundación fue creada en el año 1986 y tiene por objeto "el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas".

La estructura programática de la Institución está conformada por tres Programas, Dirección General; donde se fijan las políticas y lineamientos de la Institución en el área de drogas, administra y controla la ejecución del resto de los programas, Programa 02 "Prevención", orientado a la formación de una red nacional de promotores de prevención insertos en el sistema educativo y la sociedad civil que brinden orientación pedagógica en todo lo referente al tema de drogas y el Programa 03 "Tratamiento", a través de cual se ofrecen tres modalidades de tratamiento que se determina de acuerdo a las características y necesidades del usuario, tomando en cuenta el tipo de consumo, la droga de consumo, la problemática del sujeto, las características de la personalidad, la familia y la necesidad de apartarlo o no, temporalmente de su ambiente cotidiano, en general el tratamiento comprende la desintoxicación , rehabilitación y reinserción social.

La Fundación tiene planificado para el año 2003 continuar ofreciendo alternativas que contribuyan a la solución de problemas relacionados con el consumo de drogas, mediante la realización de 85 charlas, 530 talleres, 299 capacitaciones, 89 orientaciones y la aplicación de técnicas psicoterapéuticas individuales y grupales a 10.169 pacientes e intervención a la familia de los usuarios con entrevistas, charlas y talleres, estima atender a 18.827 familias

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.968.444.894**
Transferencias para Financiar Gastos Corrientes	1.899.174.000
Ministerio de Salud y Desarrollo Social	1.863.174.000
Gobernaciones y Alcaldías	36.000.000
Otros Ingresos	69.270.894
Recursos de Capital	**1.426.214**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.426.214
Recursos Financieros	**437.698.900**
Activos Financieros	437.698.900
Disminución de Caja y Bancos	209.744.720
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	227.954.180
TOTAL	**2.407.570.008**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.952.904.108**
Gastos de Consumo	1.896.654.108
Gastos de Personal	1.581.370.864
Materiales y Suministros	107.653.590
Servicios no Personales	206.203.440
Otros Gastos Corrientes de Instituciones Descentralizadas	1.426.214
Depreciación y Amortización	1.426.214
Otros Gastos Corrientes	56.250.000
Transferencias	56.250.000
Gastos de Capital	**9.983.500**
Adquisición de Maquinarias, Equipos e Inmuebles	9.983.500
Aplicaciones Financieras	**444.682.400**
Pasivos Financieros	444.682.400
Disminución de Cuentas y Efectos a Pagar a Proveedores	194.889.280
Disminución de Cuentas a Pagar por Retenciones Laborales	249.793.120
TOTAL	**2.407.570.008**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Acción Preventiva en Drogas a Personas Vinculadas al Ambito Comunitario	Orientación	89
	Charla	85
	Taller	530
	Capacitación	299
	Actividad Grupal	1.128
Aplicación de Técnicas Psicoterapéuticas Individuales y Grupales	Paciente	10.169
Intervención a la Familia de los Usuarios con Entrevistas, Charlas y Talleres	Familia	18.827

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	64	357.549.200
- Directivo	24	209.215.900
- Profesional y Técnico	9	47.806.600
- Personal Administrativo	31	100.526.700
Personal Contratado	5	33.979.400
- Empleado	5	33.979.400
Personal Fijo a Tiempo Parcial	94	376.709.200
- Profesional y Técnico	85	320.305.800
- Personal Médico	9	56.403.400
TOTAL	**163**	**768.237.800**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	54	127.036.320
III	208.401 - 258.400	7	18.843.430
IV	258.401 - 308.400	4	14.393.310
V	308.401 - 358.400	10	42.480.080
VI	358.401 - 408.400	12	54.647.190
VII	408.401 - 458.400	38	203.873.340
VIII	458.401 - 508.400	4	24.297.220
IX	508.401 - 558.400	14	90.382.830
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	9	80.309.020
XIV	758.401 - 808.400	5	45.746.700
XV	808.401 - 858.400	2	19.980.000
XVI	858.401 - 908.400	2	20.904.480
XVII	908.401 - MAS	2	25.343.880
TOTAL		163	768.237.800

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección General	532.447.075
02	Prevención	256.775.000
03	Tratamiento	1.172.239.319
99	Partidas no Asignables a Programas	446.108.614
	TOTAL	**2.407.570.008**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.581.370.864
4.02	Materiales y Suministros	107.653.590
4.03	Servicios no Personales	206.203.440
4.04	Activos Reales	9.983.500
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	444.682.400
4.07	Transferencias	56.250.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.426.214
	TOTAL	**2.407.570.008**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.968.444.894**
Transferencias para Financiar Gastos Corrientes	1.899.174.000
Ministerio de Salud y Desarrollo Social	1.863.174.000
Recursos Ordinarios	1.266.958.320
Gestión Fiscal	196.751.174
Otras Fuentes de Financiamiento	399.464.506
Gobernación del Estado Zulia	10.000.000
Gobernación del Estado Monagas	14.000.000
Alcaldía del Municipio la Guaira	12.000.000
Otros Ingresos	69.270.894
B. Gastos Corrientes	**1.952.904.108**
Gastos de Consumo	1.896.654.108
Gastos de Personal	1.581.370.864
Materiales y Suministros	107.653.590
Servicios no Personales	206.203.440
Otros Gastos Corrientes de Instituciones Descentralizadas	1.426.214
Depreciación y Amortización	1.426.214
Otros Gastos Corrientes	56.250.000
Transferencias	56.250.000
Centro de Atención a Grupo de Familia (CENTEGRUPO)	55.000.000
Fundación Venezolana de Comunidades Terapéuticas	1.250.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
C. Resultado Económico: Ahorro	**15.540.786**
II. Cuenta de Capital	
A. Recursos de Capital	**16.967.000**
Ahorro en la Cuenta Corriente	15.540.786
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.426.214
B. Gastos de Capital	**9.983.500**
Adquisición de Maquinarias, Equipos e Inmuebles	9.983.500
C. Resultado Financiero: Superávit	**6.983.500**
III. Cuenta Financiera	
A. Recursos Financieros	**444.682.400**
Activos Financieros	437.698.900
Disminución de Caja y Bancos	209.744.720
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	227.954.180
Superávit Financiero	6.983.500
B. Aplicaciones Financieras	**444.682.400**
Pasivos Financieros	444.682.400
Disminución de Cuentas y Efectos a Pagar a Proveedores	194.889.280
Disminución de Cuentas a Pagar por Retenciones Laborales	249.793.120

A0331
Fondo de Inversión Social de
Venezuela (FONVIS)

POLÍTICA PRESUPUESTARIA

La Fundación Fondo de Inversión Social de Venezuela tiene como objetivo la promoción y el financiamiento de programas y proyectos en correspondencia con las estrategias de desarrollo establecidas por el Ejecutivo Nacional con el fin de contribuir a mejorar los niveles de vida de la población en situación de pobreza de las áreas urbanas y rurales del país.

La Fundación para el año 2003 tiene estimado el manejo de los siguientes programas;

Programa de Inversión Social Local (PROINSOL); Tiene como objetivo aumentar el acceso de la población de escasos recursos a los servicios básicos y apoyar el proceso de descentralización, mediante la canalización de recursos técnicos y financieros a gobernaciones y alcaldías para potenciar su capacidad de inversión en infraestructura de servicios sociales. Estima realizar 1 proyecto en saneamiento ambiental, 2 proyectos de equipamiento comunitario y 1 proyecto en infraestructura.

Programa Gestión de Organización Social (PAIS); Tiene como objetivo crear un mecanismo piloto de coparticipación público – privado, para financiar proyectos y actividades, a fin de aumentar la cobertura de los servicios sociales destinados a los sectores más excluidos por la red social del estado. Igualmente, se propone adelantar el fortalecimiento institucional de las organizaciones de la sociedad civil involucradas y la consolidación de los canales de participación comunitaria. Las actividades para el presente ejercicio fiscal están orientadas a ejecutar 8 proyectos dirigidos a la atención a grupos familiares y 1 proyecto en educación.

Programa de Inversión y Desarrollo Social (PROINDES fase I); Tiene como propósito mantener un mecanismo nacional de transferencia financiera para proyectos de inversión social a los gobiernos de los estados y municipios y a las organizaciones de la sociedad civil para el mejoramiento de la calidad de vida de la población de escasos recursos. Tiene proyectado para este año apoyar 3 proyectos de saneamiento ambiental, 1 proyecto en vialidad, 6 proyectos en educación, 1 proyectos de equipamiento comunitario, 56 proyectos de fortalecimiento institucional y 2 proyectos de infraestructura.

Programa de Administración Delegada; El objetivo de la institución en relación a este programa es la administración financiera del programa cuya ejecución física corresponde a otro organismo, concretamente al Ministerio de Salud de Desarrollo Social, en este caso con el Programa de apoyo a la infancia y adolescencia.

Las actividades a desarrollar por el FONVIS son las siguientes:

- Transferencia de recursos a gobernaciones que hayan suscrito convenios de participación y/o ejecución, de acuerdo con las instrucciones que a este efecto le sean asignadas por el Ministerio, a través de sus Oficinas o Unidades de Coordinación y Ejecución.

- Celebrar contratos de prestación de servicios profesionales – consultorías – requeridos en los componentes cuya ejecución corresponde al Ministerio

- Efectuar el control y registro contable de la ejecución y movimiento de recursos administrados por la Fundación y los recursos manejados por los coejecutores miembros de la Red Institucional del Programa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**9.865.842.037**
Ingresos Ordinarios	200.000.000
- Ingresos no Tributarios	200.000.000
Transferencias para Financiar Gastos Corrientes	9.665.842.037
Recursos de Capital	**100.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	100.000.000
Recursos Financieros	**3.136.422.397**
Activos Financieros	3.136.422.397
Disminución de Caja y Bancos	567.284.479
Disminución de Inversiones Temporales	2.269.137.918
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	300.000.000
TOTAL	**13.102.264.434**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**10.722.563.249**
Gastos de Consumo	3.743.765.750
Gastos de Personal	2.721.748.750
Materiales y Suministros	116.507.000
Servicios no Personales	805.510.000
Otros Gastos Corrientes de Instituciones Descentralizadas	100.000.000
Depreciación y Amortización	100.000.000
Otros Gastos Corrientes	6.978.797.499
Transferencias	6.978.797.499
Gastos de Capital	**127.600.000**
Adquisición de Maquinarias, Equipos e Inmuebles	127.600.000
Aplicaciones Financieras	**2.252.101.185**
Pasivos Financieros	2.252.101.185
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.952.101.185
Disminución de Otras Cuentas y Efectos a Pagar	300.000.000
TOTAL	**13.102.264.434**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Programa de Inversión Social Local (PROINSOL)		
Saneamiento Ambiental	Proyecto	1
Equipamiento Comunitario	Proyecto	2
Infraestructura	Proyecto	1
Programa de Inversión y Desarrollo Social (PROINDES fase I)		
Saneamiento Ambiental	Proyecto	3
Vialidad	Proyecto	1
Educación	Proyecto	6
Equipamiento Comunitario	Proyecto	1
Fortalecimiento Institucional	Proyecto	56
Infraestructura	Proyecto	2
Programa Gestión de Organización Social (PAIS)		
Atención a Grupos Familiares	Proyecto	8
Educación	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	117	1.144.228.000
- Directivo	10	121.318.480
- Profesional y Técnico	71	800.959.300
- Personal Administrativo	36	221.950.220
Personal Contratado	2	18.000.000
- Empleado	2	18.000.000
TOTAL	**119**	**1.162.228.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	4	12.861.327
V	308.401 - 358.400	1	4.109.166
VI	358.401 - 408.400		
VII	408.401 - 458.400	10	54.171.269
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	16	113.933.971
XI	608.401 - 658.400	19	142.009.780
XII	658.401 - 708.400		
XIII	708.401 - 758.400	7	59.524.791
XIV	758.401 - 808.400		
XV	808.401 - 858.400	6	59.189.000
XVI	858.401 - 908.400	12	127.078.286
XVII	908.401 - MAS	44	589.350.410
	TOTAL	**119**	**1.162.228.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	1.540.957.000
02	Programa de Inversión y Desarrollo Local (PROINSOL)	643.530.750
03	Programa Gestión de Organización Social (PAIS)	1.500.000.000
04	Programa de Inversión y Desarrollo Social (PROINDES fase I)	4.000.000.000
05	Programa de Apoyo a La Infancia y Adolescencia (PAIA)	3.065.675.499
99	Partida no Asignable a Programa	2.352.101.185
	TOTAL	13.102.264.434

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.721.748.750
4.02	Materiales y Suministros	116.507.000
4.03	Servicios no Personales	805.510.000
4.04	Activos Reales	127.600.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.252.101.185
4.07	Transferencias	6.978.797.499
4.08	Otros Gastos de Instituciones Descentralizadas	100.000.000
	TOTAL	13.102.264.434

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.865.842.037**
Ingresos Ordinarios	200.000.000
Ingresos no Tributarios	200.000.000
Otros	200.000.000
Transferencias para Financiar Gastos Corrientes	9.665.842.037
Ministerio de Salud y Desarrollo Social	
Financiamiento Ordinario	748.113.246
Gestión Fiscal	116.177.586
Otras Fuentes de Financiamiento	235.875.706
Programas y Proyectos	8.565.675.499
Programa de Inversión y Desarrollo Social (PROINDES fase I)	4.000.000.000
Programa Gestión de Organización Social (PAIS)	1.500.000.000
Programa de Apoyo a la Infancia y a la Adolescencia (PAIA)	3.065.675.499
B. Gastos Corrientes	**10.722.563.249**
Gastos de Consumo	3.743.765.750
Gastos de Personal	2.721.748.750
Materiales y Suministros	116.507.000
Servicios no Personales	805.510.000
Otros Gastos Corrientes de Instituciones Descentralizadas	100.000.000
Depreciación y Amortización	100.000.000
Otros Gastos Corrientes	6.978.797.499
Transferencias	6.978.797.499
Programa de Inversión y Desarrollo Social (PROINDES fase I)	3.036.180.000
Programa Gestión de Organización Social (PAIS)	871.942.000
Programa de Atención a la Infancia y Adolescencia (PAIA)	3.065.675.499
Otros	5.000.000
C. Resultado Económico: Desahorro	**-856.721.212**
II. Cuenta de Capital	
A. Recursos de Capital	**-756.721.212**
Desahorro en la Cuenta Corriente	-856.721.212
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	100.000.000
B. Gastos de Capital	**127.600.000**
Adquisición de Maquinarias, Equipos e Inmuebles	127.600.000
C. Resultado Financiero: Déficit	**-884.321.212**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
. Cuenta Financiera	
A. Recursos Financieros	**3.136.422.397**
Activos Financieros	3.136.422.397
Disminución de Caja y Bancos	567.284.479
Disminución de Inversiones Temporales	2.269.137.918
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	300.000.000
B. Aplicaciones Financieras	**3.136.422.397**
Pasivos Financieros	2.252.101.185
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.952.101.185
Disminución de Otras Cuentas y Efectos a Pagar	300.000.000
Déficit Financiero	884.321.212

A0369
Fundación del Estado para el
Sistema Nacional de las Orquestas
Juveniles e Infantiles de
'enezuela (FESNOJIV)

POLÍTICA PRESUPUESTARIA

La Fundación del Estado para el Sistema Nacional de Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV) es una institución consagrada al rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la formación musical y la práctica colectiva de la música, en el seno de estructuras orquestales y corales, contribuye a crear un modelo de enseñanza musical y desarrollar un proyecto social que permite forjar la fraternidad, solidaridad, desarrollo de la autoestima, valores éticos y estéticos vinculados al que hacer musical y al desarrollo individual dentro de un ámbito colectivo, para convertirse en un instrumento eficaz de integración e inserción social.

Mediante el programa Formación Musical Básica y Desarrollo Orquestal y Coral, la fundación estima dictar 87.120 talleres de formación profesional, capacitar a 148.728 niños y adolescentes en teoría musical y 53.337 en instrucción instrumental, formar 216 jóvenes en fabricación y reparación de instrumentos musicales, 11.875 conciertos y 5 presentaciones orquestales nacionales e internacionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**25.233.725.802**
Ingresos Ordinarios	960.000.000
- Ingresos de la Propiedad	960.000.000
Ingresos de Operación	9.047.000
- Ingresos por Venta de Bienes y Servicios	9.047.000
Transferencias para Financiar Gastos Corrientes	24.264.678.802
Recursos de Capital	**2.687.416.182**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	120.000.000
- Transferencias para Financiar Gastos de Capital	2.567.416.182
Recursos Financieros	**23.040.359.899**
Activos Financieros	23.040.359.899
Disminución de Caja y Bancos	259.999.899
Disminución de Inversiones Temporales	2.360.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	20.420.360.000
TOTAL	**50.961.501.883**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**27.495.149.000**
Gastos de Consumo	24.822.677.000
Gastos de Personal	16.166.636.000
Materiales y Suministros	2.880.071.000
Servicios no Personales	5.655.970.000
Otros Gastos Corrientes de Instituciones Descentralizadas	120.000.000
Depreciación y Amortización	120.000.000
Otros Gastos Corrientes	2.672.472.000
Transferencias	2.672.472.000
Gastos de Capital	**15.238.586.883**
Adquisición de Maquinarias, Equipos e Inmuebles	1.085.053.000
Activos Intangibles	19.200.913
Gastos Capitalizables	14.134.332.970
- Gastos de Personal	658.404.151
- Materiales y Suministros	11.997.600
- Servicios no Personales	13.463.931.219
Aplicaciones Financieras	**8.227.766.000**
Pasivos Financieros	8.227.766.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	7.469.254.000
Disminución de otros Pasivos no Circulantes	758.512.000
TOTAL	**50.961.501.883**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Formación Profesional	Taller	87.120
Teoría Musical	Alumno	148.728
Instrucción Instrumental	Alumno	53.377
Formación de Jóvenes en Fabricación y Reparación de Instrumentos Musicales	Participante	216
Proyección y Entrenamiento Orquestal	Concierto	11.875
Presentación Orquestal Nacional e Internacional	Gira	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	677	4.188.561.000
- Directivo	47	427.598.000
- Profesional y Técnico	242	1.901.732.000
- Personal Administrativo	267	1.071.870.000
- Personal Docente	121	787.361.000
Personal Contratado	327	1.372.602.000
- Empleado	327	1.372.602.000
Personal Fijo a Tiempo Parcial	276	954.821.000
- Personal Docente	276	954.821.000
TOTAL	1.280	6.515.984.000

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	156	263.253.000
II	190.081 - 208.400	18	43.105.000
III	208.401 - 258.400	155	427.001.000
IV	258.401 - 308.400	112	384.983.000
V	308.401 - 358.400	92	365.965.000
VI	358.401 - 408.400	207	922.233.000
VII	408.401 - 458.400	35	183.230.000
VIII	458.401 - 508.400	52	307.974.000
IX	508.401 - 558.400	96	618.755.000
X	558.401 - 608.400	123	856.971.000
XI	608.401 - 658.400	59	448.241.000
XII	658.401 - 708.400	47	385.065.000
XIII	708.401 - 758.400	43	375.650.000
XIV	758.401 - 808.400	17	159.504.000
XV	808.401 - 858.400	19	189.329.000
XVI	858.401 - 908.400	16	167.116.000
XVII	908.401 - MAS	33	417.609.000
TOTAL		1.280	6.515.984.000

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	21	103.643.000
Jubilado	21	103.643.000
TOTAL	21	**103.643.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Centrales	7.517.503.000
02	Formación Musical Básica y Desarrollo Orquestal y Coral	28.873.739.883
03	Difusión Cultural	6.222.493.000
99	Partidas no Asignables a Programas	8.347.766.000
	TOTAL	**50.961.501.883**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
401	Gastos de Personal	16.825.040.151
402	Materiales y Suministros	2.892.068.600
403	Servicios no Personales	19.119.901.219
404	Activos Reales	1.104.253.913
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.227.766.000
407	Transferencias	2.672.472.000
408	Otros Gastos de Instituciones Descentralizadas	120.000.000
	TOTAL	**50.961.501.883**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.233.725.802**
Ingresos Ordinarios	960.000.000
- Ingresos de la Propiedad	960.000.000
Ingresos por Intereses	960.000.000
Ingresos de Operación	9.047.000
- Ingresos por Venta de Bienes y Servicios	9.047.000
Transferencias para Financiar Gastos Corrientes	24.264.678.802
Ministerio de Salud y Desarrollo Social	
Recursos Ordinarios	15.678.408.407
Gestión Fiscal	2.833.469.230
Otras Fuentes de Financiamiento	5.752.801.165
B. Gastos Corrientes	**27.495.149.000**
Gastos de Consumo	24.822.677.000
Gastos de Personal	16.166.636.000
Materiales y Suministros	2.880.071.000
Servicios no Personales	5.655.970.000
Otros Gastos Corrientes de Instituciones Descentralizadas	120.000.000
Depreciación y Amortización	120.000.000
Otros Gastos Corrientes	2.672.472.000
Transferencias	2.672.472.000
Transferencias Corrientes al Sector Privado	2.672.472.000
C. Resultado Económico: Desahorro	**-2.261.423.198**
II. Cuenta de Capital	
A. Recursos de Capital	**425.992.984**
Desahorro en la Cuenta Corriente	-2.261.423.198
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	120.000.000
- Transferencias para Financiar Gastos de Capital	2.567.416.182
Ministerio de Salud y Desarrollo Social	
Programas y Proyectos	
Apoyo al Centro de Acción Social por la Música	2.567.416.182
B. Gastos de Capital	**15.238.586.883**
Adquisición de Maquinarias, Equipos e Inmuebles	1.085.053.000
Activos Intangibles	19.200.913
Gastos Capitalizables	14.134.332.970
- Gastos de Personal	658.404.151
- Materiales y Suministros	11.997.600
- Servicios no Personales	13.463.931.219

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

C. Resultado Financiero: Déficit	**-14.812.593.899**
III. Cuenta Financiera	
A. Recursos Financieros	**23.040.359.899**
Activos Financieros	23.040.359.899
Disminución de Caja y Bancos	259.999.899
Disminución de Inversiones Temporales	2.360.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (2002)	20.420.360.000
B. Aplicaciones Financieras	**23.040.359.899**
Pasivos Financieros	
Disminución de Cuentas y Efectos a Pagar a Proveedores	
Disminución de otros Pasivos no Circulantes	758.512.000
Déficit Financiero	14.812.593.899

A0818
Sociedad Civil para el Control de
Enfermedades Endémicas y
Asistencia al Indígena, Edo Bolívar

POLÍTICA PRESUPUESTARIA

La Sociedad Civil CENASAI tiene como objetivo principal mejorar la calidad de vida de los indígenas del Estado Bolívar a través del control de las enfermedades endémicas e infecto-contagiosas. Las acciones del Organismo se complementan con las de Malariologia y Saneamiento Ambiental del Ministerio de Salud y Desarrollo Social, atendiendo CENASAI las regiones Maigualida Parguaza, Ikabaru Pionero, Cuyuní-ven entre otras.

La sociedad Civil desarrolla los siguientes programas:

El Programa Atención Sanitaria al Indígena (ATSAI) que tiene como objetivo prestar atención médica-odontológica integral a los indígenas que están fuera del alcance de los beneficios del Sistema Regional o Nacional de Salud.

El Programa Sistema de Información Local al Indígena (SILOSAI) que tiene como objetivo el establecimiento de un sistema local de salud del área rural, con la participación principal de los miembros de la comunidad.

En el año 2003 se tiene estimado realizar 31.890 consultas médico odontológicas, aplicar 12.000 dósis con la finalidad de inmunizar a la población indígena, practicar 19.400 exámenes de laboratorio, nebulizar 9.800 casas y 12.920 visitas a casas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**801.933.945**
Transferencias para Financiar Gastos Corrientes	801.933.945
Ministerio de Salud y Desarrollo Social	401.933.945
Gobernación del Estado Bolívar	200.000.000
Corporación Venezolana de Guayana (CVG)	200.000.000
Recursos de Capital	**8.761.847**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.761.847
Recursos Financieros	**375.513.099**
Activos Financieros	375.513.099
Disminución de Caja y Bancos	30.613.099
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	344.900.000
TOTAL	**1.186.208.891**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**772.464.898**
Gastos de Consumo	772.464.898
Gastos de Personal	522.471.000
Materiales y Suministros	167.900.581
Servicios no Personales	73.331.470
Otros Gastos Corrientes de Instituciones Descentralizadas	8.761.847
Depreciación y Amortización	8.761.847
Gastos de Capital	**55.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	55.000.000
Aplicaciones Financieras	**358.743.993**
Pasivos Financieros	358.743.993
Disminución de Cuentas y Efectos a Pagar a Proveedores	148.747.169
Disminución de Otras Cuentas y Efectos a Pagar	143.725.924
Disminución de otros Pasivos no Circulantes	66.270.900
TOTAL	**1.186.208.891**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Inspección de Campos	Inspección	53
Atención Médica	Consulta	19.104
Inmunizaciones	Dósis/Vacuna	12.000
Exámenes de Laboratorio	Examen	19.400
Consultas Odontológicas	Consulta	12.786
Visitas a Casas	Visita	12.920
Nebulizaciones	Nebulización	9.800
Tratamientos Antimaláricos	Tratamiento	13.000
Tratamientos Antihelmínticos	Tratamiento	11.000
Toma de Muestras Hemáticas	Muestra	16.000
Formación de Personal	Persona	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Contratado	72	353.747.300
- Empleado	28	151.281.600
- Obrero	44	202.465.700
Personal Fijo a Tiempo Parcial	4	4.843.880
- Obrero	4	4.843.880
TOTAL	**76**	**358.591.180**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	6	13.685.760
II	190.081 – 208.400	2	4.561.920
III	208.401 - 258.400	3	8.822.880
IV	258.401 - 308.400	5	18.449.760
V	305.401 – 358.400		
VI	358.401 - 408.400	1	4.752.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	1	6.048.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	5	42.067.200
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	5	52.894.080
XVII	908.401 - MAS		
	TOTAL	**28**	**151.281.600**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	12	23.097.580
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	5	17.928.000
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	31	166.284.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	48	207.309.580

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Apoyo y Coordinación Administrativa	111.851.594
02	Atención Sanitaria al Indígena	574.726.825
04	Sistema de Información Local al Indígena	132.124.632
99	Partidas no Asignables a Programas	367.505.840
	TOTAL	1.186.208.891

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	522.471.000
4.02	Materiales y Suministros	167.900.581
4.03	Servicios no Personales	73.331.470
4.04	Activos Reales	55.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	358.743.993
4.08	Otros Gastos de Instituciones Descentralizadas	8.761.847
	TOTAL	1.186.208.891

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**801.933.945**
Transferencias para Financiar Gastos Corrientes	801.933.945
Ministerio de Salud y Desarrollo Social	
Recursos Ordinarios	273.315.083
Gestión Fiscal	42.444.224
Otras Fuentes de Financiamiento	86.174.638
Corporación Venezolana de Guayana (CVG)	200.000.000
Gobernación del Estado Bolívar	200.000.000
B. Gastos Corrientes	**772.464.898**
Gastos de Consumo	772.464.898
Gastos de Personal	522.471.000
Materiales y Suministros	167.900.581
Servicios no Personales	73.331.470
Otros Gastos Corrientes de Instituciones Descentralizadas	8.761.847
Depreciación y Amortización	8.761.847

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

C. Resultado Económico: Ahorro	29.469.047
II. Cuenta de Capital	
A. Recursos de Capital	38.230.894
- Ahorro en la Cuenta Corriente	29.469.047
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.761.847
B. Gastos de Capital	**55.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	55.000.000
C. Resultado Financiero: Déficit	**-16.769.106**
III. Cuenta Financiera	
A. Recursos Financieros	**375.513.099**
Activos Financieros	375.513.099
Disminución de Caja y Bancos	30.613.099
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	344.900.000
B. Aplicaciones Financieras	**375.513.099**
Pasivos Financieros	358.743.993
Disminución de Cuentas y Efectos a Pagar a Proveedores	148.747.169
Disminución de Otras Cuentas y Efectos a Pagar	143.725.924
Disminución de otros Pasivos no Circulantes	66.270.900
Déficit Financiero	16.769.106

POLÍTICA PRESUPUESTARIA

El Organismo tiene como objetivo desarrollar programas de formación y capacitación de profesionales y técnicos y líneas de investigación en el área de salud pública, con la finalidad de contribuir a la creación de equipos multidisciplinarios, de elevada capacidad técnica y científica que respondan de forma oportuna a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional.

La principal actividad de la Institución es la formación académica y de investigación, para ello cuenta con el centro de estudios especializados en enfermedades endémicas, salud ambiental, salud pública y ocupacional e higiene del ambiente laboral. Los programas académicos de postgrado se realizan mediante convenios e intercambios con universidades nacionales e internacionales. Entre las Universidades Nacionales destacan; Central de Venezuela, de los Andes, Simón Rodríguez, y a nivel Internacional se realizan intercambios con las Universidades; Québec en Montreal, Houston-Texas, Nova University del sur de Florida, de Porto Portugal, Libre de Brusellas y las Escuelas de Salud Pública de Cuba y Oswaldo Feo Cruz de Brasil.

Para el año 2003 ha estimado dentro de las principales metas dictar 3 maestrías y 3 postgrados en las áreas de epidemiología de las enfermedades metaxénicas, salud ocupacional e higiene del ambiente laboral y salud pública. en este sentido, tiene previsto el ingreso de 60 nuevos especialistas y 99 egresos en cada una de las áreas antes .

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**4.263.007.451**
Ingresos de Operación	252.111.000
- Ingresos por Venta de Bienes y Servicios	252.111.000
Transferencias para Financiar Gastos Corrientes	4.010.896.451
Recursos de Capital	**159.772.544**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	159.772.544
Recursos Financieros	**1.666.235.504**
Activos Financieros	1.666.235.504
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.666.235.504
TOTAL	**6.089.015.499**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**3.966.279.995**
Gastos de Consumo	3.956.279.995
Gastos de Personal	2.521.180.180
Materiales y Suministros	672.485.000
Servicios no Personales	602.842.271
Otros Gastos Corrientes de Instituciones Descentralizadas	159.772.544
Depreciación y Amortización	159.772.544
Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Gastos de Capital	**456.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	456.500.000
Aplicaciones Financieras	**1.666.235.504**
Activos Financieros	489.382.674
Incremento de Caja y Bancos	489.382.674
Pasivos Financieros	1.176.852.830
Disminución de Cuentas y Efectos a Pagar a Proveedores	800.000.000
Disminución de Otras Cuentas y Efectos a Pagar	376.852.830
TOTAL	**6.089.015.499**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Postgrados		
Salud Ocupacional e Higiene del Ambiente Laboral	Alumno	20
Salud Pública	Alumno	20
Epidemiología de las Enfermedades Metaxénicas	Alumno	20
Maestrías		
Epidemiología de las Enfermedades Metaxénicas	Alumno	8
Salud Ocupacional e Higiene del Ambiente Laboral	Alumno	10
Salud Pública	Alumno	10
Cursos		
Epidemiología, Salud Ambiental, Salud Pública y Salud Ocupacional	Curso	12
Medio de Salud Pública	Curso	1
Básico de Salud Ocupacional	Curso	4
Control de Vectores	Curso	1
Contraloría Sanitaria	Curso	2
Área de Gestión Tecnológica	Curso	58
Proyectos de Investigación en Ejecución	Proyecto	19
Edición y Distribución de Boletines de Malariología y Salud de los Trabajadores	Boletín	24

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	109	1.081.431.372
- Directivo	14	236.194.926
- Profesional y Técnico	33	262.168.896
- Personal Administrativo	23	124.208.682
- Personal Docente	30	428.020.017
- Obrero	9	30.838.851
Personal Contratado	19	124.000.000
- Empleado	14	110.200.000
- Obrero	5	13.800.000
TOTAL	**128**	**1.205.431.372**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	2	6.853.078
V	308.401 - 358.400		
VI	358.401 - 408.400	1	4.800.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400	23	129.355.604
IX	508.401 - 558.400	5	31.361.810
X	558.401 - 608.400	9	61.622.299
XI	608.401 - 658.400	2	15.600.000
XII	658.401 - 708.400	5	40.000.000
XIII	708.401 - 758.400	20	178.184.787
XIV	758.401 - 808.400	3	28.800.000
XV	808.401 - 858.400	4	40.843.728
XVI	858.401 - 908.400		
XVII	908.401 - MAS	40	623.371.215
	TOTAL	114	1.160.792.521

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	5	13.800.000
IV	258.401 - 308.400	9	30.838.851
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	14	44.638.851

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Coordinación General	2.288.886.985
02	Docencia e Investigación	1.323.264.311
03	Servicio Tecnológico y de Extensión	400.479.612
04	Información y Ediciones	250.376.543
99	Partidas no Asignables a Programas	1.826.008.048
	TOTAL	**6.089.015.499**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.521.180.180
4.02	Materiales y Suministros	672.485.000
4.03	Servicios no Personales	602.842.271
4.04	Activos Reales	456.500.000
4.05	Activos Financieros	489.382.674
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.176.852.830
4.07	Transferencias	10.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	159.772.544
	TOTAL	**6.089.015.499**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.263.007.451**
Ingresos de Operación	252.111.000
Ingresos por Venta de Bienes y Servicios	252.111.000
Transferencias para Financiar Gastos Corrientes	4.010.896.451
Ministerio de Salud y Desarrollo Social	
Recursos Ordinarios	2.727.409.587
Gestión Fiscal	423.550.665
Otras Fuentes de Financiamiento	859.936.199
B. Gastos Corrientes	**3.966.279.995**
Gastos de Consumo	3.956.279.995
Gastos de Personal	2.521.180.180
Materiales y Suministros	672.485.000
Servicios no Personales	602.842.271
Otros Gastos Corrientes de Instituciones Descentralizadas	159.772.544
Depreciación y Amortización	159.772.544
Otros Gastos Corrientes	10.000.000
Transferencias (Detallar)	10.000.000
Trasferencias Corrientes Internas	10.000.000
C. Resultado Económico: Ahorro	**296.727.456**
II. Cuenta de Capital	
A. Recursos de Capital	**456.500.000**
Ahorro en la Cuenta Corriente	296.727.456
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	159.772.544
B. Gastos de Capital	**456.500.000**
Adquisición de Maquinarias, Equipos e Inmuebles	456.500.000
III. Cuenta Financiera	
A. Recursos Financieros	**1.666.235.504**
Activos Financieros	1.666.235.504
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.666.235.504
B. Aplicaciones Financieras	**1.666.235.504**
Activos Financieros	489.382.674
Incremento de Caja y Bancos	489.382.674
Pasivos Financieros	1.176.852.830
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	800.000.000
Disminución de Otras Cuentas y Efectos a Pagar	376.852.830

A0910

Consejo Nacional de Derechos Del
Niño y del Adolescente

POLÍTICA PRESUPUESTARIA

El Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA) tiene como objetivo el diseño de políticas para la protección, defensa y derechos del niño, niña y adolescente y tiene a su cargo la coordinación para la consolidación del Sistema de Protección del Niño y del Adolescente.

Es importante señalar, que la formulación de políticas de protección y atención al niño y al adolescente requiere que los organismos involucrados en la prestación de los distintos servicios funcionen de forma coordinada. Las nuevas formas de protección requieren de la aplicación de acciones concretas que implican incluir la creación y puesta en funcionamiento de novedosos órganos o servicios de protección y no descuidar los que actualmente existen, considerando que la implementación de la Ley Orgánica para la Protección del Niño y del Adolescente (LOPNA), a nivel regional (hasta cada municipio), implica la descentralización administrativa y supone la transferencia de poder, autoridad y recursos del gobierno central y de los estados a los municipios.

En este sentido, con la finalidad de evitar duplicidad de funciones y que la asignación de recursos responda a la producción de servicios para la población venezolana en función del Sistema de Protección del Niño, Niña y Adolescentes, para 2003 el Ministerio de Salud y Desarrollo Social con sus organismos adscritos Consejo Nacional de Derechos del Niño y del Adolescente e Instituto Nacional del Menor realizarán acciones coordinadas para dar cumplimiento a La LOPNA, la cual establece en los Artículos 673 y 674 de las disposiciones transitorias y finales, la transferencia de los programas y servicios que presta el INAM a las entidades federales en un plazo no mayor de un año

Adicionalmente, las acciones del CNDNA estarán dirigidas hacia el diseño e implementación de políticas, planes y programas en materia de protección, diseño de estrategias, actividades de coordinación y apoyo y gestión administrativa y financiera para garantizar la protección integral de niños, niñas y adolescente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**6.093.009.722**
Ingresos Ordinarios	300.000.000
Ingresos de la Propiedad (Intereses)	300.000.000
Transferencias para Financiar Gastos Corrientes	5.793.009.722
Recursos de Capital	**85.300.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	85.300.000
Recursos Financieros	**4.845.000.000**
Activos Financieros	4.845.000.000
Disminución de Caja y Bancos	2.000.000.000
Disminución de Inversiones Temporales	2.845.000.000
TOTAL	**11.023.309.722**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**9.975.201.951**
Gastos de Consumo	7.110.981.777
Gastos de Personal	4.917.202.710
Materiales y Suministros	553.060.000
Servicios no Personales	1.555.419.067
Otros Gastos Corrientes de Instituciones Descentralizadas	85.300.000
Depreciación y Amortización	85.300.000
Otros Gastos Corrientes	2.864.220.174
Transferencias	2.864.220.174
Gastos de Capital	**799.038.213**
Adquisición de Maquinarias, Equipos e Inmuebles	626.038.213
Activos Intangibles	168.000.000
Otros Activos Reales	5.000.000
Aplicaciones Financieras	**249.069.558**
Pasivos Financieros	249.069.558
Disminución de otros Pasivos no Circulantes	249.069.558
TOTAL	**11.023.309.722**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Gestión de Apoyo y Coordinación del Consejo Nacional de Derechos del Niño y Adolescente	Informe de Gestión	10
Diseño e Implementación de Políticas Públicas, Planes Nacionales y Programas en Materia de Protección	Documento /Normativa	4
Estrategias Orientadas a Garantizar la Atención Directa dentro del Enfoque de Protección.	Estrategia	4
Gestión Administrativa y Financiera	Informe de Gestión	8
Garantizar la Protección Integral de Niños, Niñas y Adolescentes	Estrategia	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	146	1.650.691.450
Directivo	16	349.188.840
Profesional y Técnico	79	995.547.730
Personal Administrativo	38	255.134.880
Obrero	13	50.820.000
Personal Contratado	29	568.740.000
Empleado	29	568.740.000
Personal Fijo a Tiempo Parcial	4	20.064.000
Personal Administrativo	4	20.064.000
TOTAL	**179**	**2.239.495.450**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	4	20.064.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	38	255.134.880
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	124	1.913.476.570
TOTAL		166	2.188.675.450

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	13	50.820.000
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		13	50.820.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicios Administrativos	5.767.862.000
02	Sistema Nacional de Regiones de Protección	417.629.329
03	Fondo Nacional de Protección y Economía Social	3.099.041.950
04	Protección Integral	1.404.406.885
05	Partidas no Asignables a Programas	334.369.558
	TOTAL	**11.023.309.722**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.917.202.710
4.02	Materiales y Suministros	553.060.000
4.03	Servicios no Personales	1.555.419.067
4.04	Activos Reales	799.038.213
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	249.069.558
4.07	Transferencias	2.864.220.174
4.08	Otros Gastos de Instituciones Descentralizadas	85.300.000
	TOTAL	**11.023.309.722**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.093.009.722**
Ingresos Ordinarios	300.000.000
Ingresos de la Propiedad	300.000.000
Intereses	300.000.000
Transferencias para Financiar Gastos Corrientes	5.793.009.722
Ministerio de Salud y Desarrollo Social	
Financiamiento Ordinario	3.939.246.611
Gestión Fiscal	611.741.826
Otras Fuentes de Financiamiento	1.242.021.285
B. Gastos Corrientes	**9.975.201.951**
Gastos de Consumo	7.110.981.777
Gastos de Personal	4.917.202.710
Materiales y Suministros	553.060.000
Servicios no Personales	1.555.419.067
Otros Gastos Corrientes de Instituciones Descentralizadas	85.300.000
Depreciación y Amortización	85.300.000
Otros Gastos Corrientes	2.864.220.174
Transferencias	2.864.220.174
Transferencia Corriente al Sector Privado	65.000.000
Transferencia Corriente al Sector Público	2.799.220.174
Servicio Autónomo Fondo Nacional de Protección del Niño y del Adolescente	2.699.220.174
Transferencias corrientes a otros organismos del sector público	100.000.000
C. Resultado Económico: Desahorro	**-3.882.192.229**
II. Cuenta de Capital	
A. Recursos de Capital	**-3.796.892.229**
Desahorro en la Cuenta Corriente	-3.882.192.229
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	85.300.000
B. Gastos de Capital	**799.038.213**
Adquisición de Maquinarias, Equipos e Inmuebles	626.038.213
Activos Intangibles	168.000.000
Otros Activos Reales	5.000.000
C. Resultado Financiero: Déficit	**-4.595.930.442**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**4.845.000.000**
Activos Financieros	4.845.000.000
Disminución de Caja y Bancos	2.000.000.000
Disminución de Inversiones Temporales	2.845.000.000
B. Aplicaciones Financieras	**4.845.000.000**
Pasivos Financieros	249.069.558
Disminución de otros Pasivos no Circulantes	249.069.558
Déficit Financiero	4.595.930.442

Ministerio de
Agricultura y Tierras

A0302
Fundación de Capacitación e
Innovación para el Desarrollo Rural
(CIARA)

POLÍTICA PRESUPUESTARIA

La Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA), es un organismo titulado por el Ministerio de Agricultura y Tierras, cuya misión fundamental es facilitar la generación de capacidades e las familias rurales para que sean protagonistas de su propio desarrollo. Asimismo tendrá como objeto promover, ejecutar y financiar programas de capacitación y extensión para el desarrollo orientado fundamentalmente a productores agrícolas y sus familias, con la finalidad de impulsar el crecimiento, condiciones de vida en el ámbito rural, al tiempo de contribuir con la reducción de los desequilibrios existentes en lo urbano-rural, incorporando a las poblaciones rurales en el proceso de construcción de un país que demanda elaciones armónicas y equitativas, tanto en lo espacial como en lo socio-económico y ambiental.

Para el año 2003 la Fundación CIARA contará con un proyecto de presupuesto por la cantidad de Bs. 12.404,2 millones, con los cuales espera ejecutar las siguientes metas: mediante el Programa de Extensión agrícola realizar 342 cursos, así como consolidar 65 Núcleos de Extensión; por su parte, en el Proyecto de Desarrollo de Comunidades Rurales Pobres (PRODECOP), se estima realizar 82 convenios con las Gobernaciones y Alcaldías, capacitar la formación de 113 organizaciones de Intereses Múltiples, que consiste en la formación de grupos de campesinos, con el objeto de prestarle asistencia técnica y la creación de 21 cajas rurales, la cual servirá para el autofinanciamiento del campesinado.

La política de cobertura de los servicios a prestar por el organismo persigue garantizar la formación de capital en el sector agrícola, potenciando las capacidades de negociación y acceso a las innovaciones tecnológicas por parte de los productores y de gestión a nivel central, estadal y municipal; ejecutar el Programa de Extensión Agrícola dirigido a los pequeños y medianos productores rurales con la participación de los representantes de las Gobernaciones, Alcaldías y productores rurales, a fin de transferir a éstos, la ejecución del mismo. Así como también, la ejecución del Programa de Comunidades Rurales Pobres para mejorar el nivel de calidad de vida de las familias campesinas más empobrecidas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**5.752.978.646**
Ingresos de Operación	244.100.000
- Ingresos por Venta de Bienes y Servicios	244.100.000
Transferencias para Financiar Gastos Corrientes	5.508.878.646
Ministerio de Agricultura y Tierras	
-Recursos Ordinarios	550.000.000
-Gestión Fiscal	807.000.000
-Gestión Fiscal (Programa de Extensión Agrícola)	1.728.600.500
-Programas y Proyectos	2.423.278.146
.Programa de Extensión Agrícola	322.000.000
.Proyecto de Apoyo a Pequeños Productores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA)	683.961.200
.Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	632.986.000
.Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	784.330.946
Recursos de Capital	**6.481.601.355**
Incremento de la Depreciación y Amortización Acumulada,	
Previsiones y Otras Reservas	39.600.000
Transferencias para Financiar Gastos de Capital	6.442.001.355
-Gestión Fiscal (Programa de Extensión Agrícola)	159.075.384
-Otras Fuentes de Financiamiento (Programa de Extensión Agrícola)	149.824.117

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
-Programas y Proyectos	6.133.101.854
.Programa de Extensión Agrícola	3.678.000.000
.Proyecto de Apoyo a Pequeños Productores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA)	386.198.800
.Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	1.030.344.000
.Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	1.038.559.054
Recursos Financieros	**169.605.000**
Activos Financieros	169.605.000
Disminución de Caja y Bancos	169.605.000
TOTAL	**12.404.185.001**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**5.899.181.142**
Gastos de Consumo	5.549.148.085
Gastos de Personal	3.648.469.539
Materiales y Suministros	1.048.698.513
Servicios no Personales	812.380.033
Otros Gastos Corrientes de Instituciones Descentralizadas	39.600.000
Depreciación y Amortización	39.600.000
Otros Gastos Corrientes	350.033.057
Transferencias	350.033.057
Gastos de Capital	**6.495.003.859**
Adquisición de Maquinarias, Equipos e Inmuebles	662.102.504
Gastos Capitalizables	5.832.901.355
- Gastos de Personal	96.223.457
- Materiales y Suministros	30.000.000
- Servicios no Personales	5.696.677.898
- Transferencias	10.000.000
Aplicaciones Financieras	**10.000.000**
Activos Financieros	10.000.000
Inversión Financiera	
Concesión de Préstamos	10.000.000
TOTAL	**12.404.185.001**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Capacitación a Profesionales y Técnicos del Sector Agrícola	Curso	342
Consolidación de Núcleos de Extensión	Núcleo	65
Realizar Convenios con las Gobernaciones y Alcaldías	Convenio	82
Formación de Grupos de Interés Múltiple	Organización	113
Creación de Cajas Rurales	Caja	21

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	14	173.585.400
- Directivo	4	78.737.268
- Profesional y Técnico	5	65.808.516
- Personal Administrativo	5	29.039.616
Personal Contratado	233	1.999.049.691
- Empleado	233	1.999.049.691
TOTAL	**247**	**2.172.635.091**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	1.756.920
II	190.081 - 208.400		
III	208.401 - 258.400	4	10.916.484
IV	258.401 - 308.400	17	59.246.004
V	308.401 - 358.400	31	124.839.852
VI	358.401 - 408.400	2	9.703.572
VII	408.401 - 458.400	2	9.716.400
VIII	458.401 - 508.400	11	70.032.568
IX	508.401 - 558.400	8	50.181.120
X	558.401 - 608.400	2	13.811.364
XI	608.401 - 658.400	35	272.359.848
XII	658.401 - 708.400	7	60.071.782
XIII	708.401 - 758.400	18	161.406.432
XIV	758.401 - 808.400	20	186.828.948
XV	808.401 - 858.400	21	210.876.432
XVI	858.401 - 908.400	1	11.225.880
XVII	908.401 - MAS	67	919.661.485
TOTAL		247	2.172.635.091

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	3	28.319.586
- Jubilado	2	22.994.436
- Pensionado	1	5.325.150
TOTAL	3	28.319.586

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Actividades Centrales CIARA	1.463.600.000
02	FIDA-CIARA Contraparte Local	137.500.000
03	Donación FIDA	169.605.000
04	Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	1.663.330.000
05	Programas de Extensión Agrícola	6.037.500.001
06	Programa de Apoyo a Pequeños Productores y Pescadores de las Zonas Semiáridas de los Estados Lara y Falcón (PROSALAFA)	1.070.160.000
07	Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	1.822.890.000
99	Partidas No Asignables a Programas	39.600.000
	TOTAL	12.404.185.001

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.744.692.996
4.02	Materiales y Suministros	1.078.698.513
4.03	Servicios no Personales	6.509.057.931
4.04	Activos Reales	662.102.504
4.05	Activos Financieros	10.000.000
4.07	Transferencias	360.033.057
4.08	Otros Gastos de Instituciones Descentralizadas	39.600.000
	TOTAL	12.404.185.001

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.752.978.646**
Ingresos de Operación	244.100.000
- Ingresos por Venta de Bienes y Servicios	244.100.000
Transferencias para Financiar Gastos Corrientes	5.5▓▓▓▓▓
Ministerio de Agricultura y Tierras	
-Recursos Ordinarios	
-Gestión Fiscal	807.000.000
-Gestión Fiscal (Programa de Extensión Agrícola)	1.728.600.500
-Programas y Proyectos	2.423.278.146
.Programa de Extensión Agrícola	322.000.00
.Proyecto de Apoyo a Pequeños Productores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA)	683.961.200
.Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	632.986.000
.Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	784.330.946
B. Gastos Corrientes	**5.899.181.142**
Gastos de Consumo	5.549.148.085
Gastos de Personal	3.648.469.539
Materiales y Suministros	1.048.698.513
Servicios no Personales	812.380.033
Otros Gastos Corrientes de Instituciones Descentralizadas	39.600.000
Depreciación y Amortización	39.600.000
Otros Gastos Corrientes	350.033.057
Transferencias	350.033.057
Transferencias Corrientes a Otros Organismos del Sector Público	19.500.000
Transferencias Corrientes al Sector Publico Entidades Federales	125.698.800
Otras Transferencias Directas a Personas (PROSALAFA)	4▓▓▓▓▓
Pensiones y Jubilaciones	2▓▓▓▓▓
Transferencias a Organismos Internacionales	
C. Resultado Económico: Desahorro	**146.202.496**
II. Cuenta Capital	
A. Recursos de Capital	**6.335.398.859**
-Desahorro en la Cuenta Corriente	(146.202.496)
-Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.600.000
-Transferencias para Financiar Gastos de Capital	6.442.001.355
Ministerio de Agricultura y Tierras	
-Gestión Fiscal (Programa de Extensión Agrícola)	159.075.384
-Otras Fuentes de Financiamiento (Programa de Extensión Agrícola)	149.824.117
-Programas y Proyectos	6.133.101.854
.Programa de Extensión Agrícola	3.678.000.000
.Proyecto de Apoyo a Pequeños Productores Artesanales de la Zona Semiárida de los Estados Lara y Falcón (PROSALAFA)	386.198.800
.Proyecto de Desarrollo Comunidades Rurales Pobres (PRODECOP)	1.030.344.000
.Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	1.038.559.054

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**6.495.003.859**
Adquisición de Maquinarias, Equipos e Inmuebles	662.102.504
Gastos Capitalizables	5.832.901.355
- Gastos de Personal	96.223.457
- Materiales y Suministros	30.000.000
- Servicios No Personales	5.696.677.898
- Transferencias	10.000.000
C. Resultado Financiero: Déficit	**159.605.000**
III. Cuenta Financiera	
A. Recursos Financieros	**169.605.000**
Activos Financieros	169.605.000
Disminución de Caja y Bancos	169.605.000
B. Aplicaciones Financieras	**169.605.000**
Activos Financieros	10.000.000
Inversión Financiera	
Concesión de Préstamos	10.000.000
Déficit Financiero	159.605.000

Ministerio de
Educación Superior

POLÍTICA PRESUPUESTARIA

El Colegio Universitario Francisco de Miranda es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Colegio Universitario de Francisco de Miranda, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pregrado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución -Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I
PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**10.303.993.520**
Ingresos Ordinarios	192.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servi cios	30.000.000
Ingresos de la Propiedad	162.000.000
Intereses por Dinero en Depósito	162.000.000
Transferencias para Financiar Gastos Corrientes	10.111.993.520
Aporte del Ejecutivo Nacional	10.111.993.520
Recursos Ordinarios	6.774.024.460
Gestión Fiscal	1.405.567.099
Otras Fuentes de Financiamiento	1.932.401.961
Recursos Financieros	**2.946.000.035**
Activos Financieros	2.946.000.035
Disminución de Caja y Bancos	2.946.000.035
TOTAL	**13.249.993.555**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**10.297.993.555**
Gastos de Consumo	6.905.672.304
Gastos de Personal	5.684.512.304
Materiales y Suministros	276.720.000
Servicios no Personales	944.440.000
Otros Gastos Corrientes	3.392.321.251
Transferencias	3.392.321.251
Gastos de Capital	**2.477.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.280.000.000
Obras de Infraestructura	1.115.000.000
Activos Intangibles	50.000.000
Otros Activos Reales	32.000.000
Aplicaciones Financieras	**475.000.000**
Pasivos Financieros	475.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	125.000.000
Disminución de Otras Cuentas y Efectos a Pagar	300.000.000
TOTAL	**13.249.993.555**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matricula atendida	Alumno	2.697
Egresados	Egresado	393

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	263	1.961.341.096
- Directivo	3	68.581.788
- Profesional y Técnico	85	646.797.320
- Personal Administrativo	56	206.236.644
- Personal Docente	47	712.918.476
- Obrero	72	326.806.868
Personal Contratado	72	383.897.196
- Empleado (*)	72	383.897.196
Personal Fijo a Tiempo Parcial	40	213.741.900
- Profesional y Técnico	2	6.700.032
- Personal Administrativo	1	1.979.832
- Personal Docente	37	205.062.036
TOTAL	**375**	**2.558.980.192**

(*) Incluye 65 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	1.979.832
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	25	86.823.336
V	308.401 - 358.400	57	219.522.012
VI	358.401 - 408.400	42	190.338.084
VII	408.401 - 458.400	18	95.099.832
VIII	458.401 - 508.400		
IX	508.401 - 558.400	35	229.614.896
X	558.401 - 608.400	3	20.770.740
XI	608.401 - 658.400	37	277.154.280
XII	658.401 - 708.400	7	58.645.092
XIII	708.401 - 758.400	14	127.071.384
XIV	758.401 - 808.400	18	174.389.148
XV	808.401 - 858.400		
XVI	858.401 - 908.400	7	74.081.520
XVII	908.401 - MAS	39	676.683.168
	TOTAL	**303**	**2.232.173.324**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	34	141.120.655
VI	358.401 - 408.400	33	157.235.639
VII	408.401 - 458.400		
VIII	458.401 - 508.400	5	28.450.574
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	72	326.806.868

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	120	
Jubilado	119	2.873.822.372
Pensionado	1	29.846.787
Obrero	25	205.544.570
Jubilado	25	205.544.570
TOTAL	145	3.109.213.729

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	13.138.793.555
02	Investigación y Postgrado	52.700.000
03	Extensión y Producción	58.500.000
	TOTAL	13.249.993.555

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	5.684.512.304
4.02	Materiales y Suministros	276.720.000
4.03	Servicios no Personales	944.440.000
4.04	Activos Reales	2.477.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	475.000.000
4.07	Transferencias	3.392.321.251
	TOTAL	13.249.993.555

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.303.993.520**
Ingresos Ordinarios	192.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servicios	30.000.000
Ingresos de la Propiedad	162.000.000
Intereses por Dinero en Depósitos	162.000.000
Transferencias para Financiar Gastos Corrientes	10.111.993.520
Aporte del Ejecutivo Nacional	10.111.993.520
Recursos Ordinarios	6.774.024.460
Gestión Fiscal	1.405.567.099
Otras Fuentes de Financiamiento	1.932.401.961
B. Gastos Corrientes	**10.297.993.555**
Gastos de Consumo	6.905.672.304
Gastos de Personal	5.684.512.304
Materiales y Suministros	276.720.000
Servicios no Personales	944.440.000
Otros Gastos Corrientes	3.392.321.251
Transferencias	3.392.321.251
C. Resultado Económico: Ahorro	**5.999.965**
II. Cuenta de Capital	
A. Recursos de Capital	**5.999.965**
Ahorro en la Cuenta Corriente	5.999.965
B. Gastos de Capital	**2.477.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.280.000.000
Obras de Infraestructura - Estudios y Proyectos	1.115.000.000
Activos Intangibles	50.000.000
Otros Activos Reales	32.000.000
C. Resultado Financiero: Déficit	**2.471.000.035**
III. Cuenta Financiera	
A. Recursos Financieros	**2.946.000.035**
Activos Financieros	2.946.000.035
Disminución de Caja y Bancos	2.946.000.035
B. Aplicaciones Financieras	**2.946.000.035**
Pasivos Financieros	475.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	125.000.000
Disminución de Otras Cuentas y Efectos a Pagar	300.000.000
Déficit Financiero	2.471.000.035

A0007

Colegio Universitario de
Caracas

POLÍTICA PRESUPUESTARIA

El Colegio Universitario de Caracas, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente, para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Colegio Universitario de Caracas, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación.

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Colegio con su entorno, a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación Colegio—Comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**16.984.941.794**
Ingresos Ordinarios	288.087.520
Ingresos no Tributarios	252.087.520
Venta de Bienes y Servicios	252.087.520
Ingresos de la Propiedad	36.000.000
Intereses por Dinero en Depósito	36.000.000
Transferencias Para Financiar Gastos Corrientes	16.696.854.274
Aporte Ejecutivo Nacional	16.696.854.274
Recursos Ordinarios	11.185.222.678
Gestión Fiscal	2.320.862.744
Otras Fuentes de Financiamiento	3.190.768.852
Recursos Financieros	**654.234.328**
Activos Financieros	654.234.328
Disminución de Caja y Bancos	654.234.328
TOTAL	**17.639.176.122**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**16.831.925.690**
Gastos de Consumo	9.574.608.671
Gastos de Personal	8.812.147.300
Materiales y Suministros	203.254.000
Servicios no Personales	559.207.371
Otros Gastos Corrientes	7.257.317.019
Transferencias	7.257.317.019
Gastos de Capital	**153.016.104**
Adquisición de Maquinarias, Equipos e Inmuebles	152.816.104
Activos Intangibles	100.000
Otros Activos Reales	100.000
Aplicaciones Financieras	**654.234.328**
Pasivos Financieros	654.234.328
Servicio de la Deuda Pública y Disminución de Otros Pasivos	654.234.328
TOTAL	**17.639.176.122**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.305
Egresados	Egresado	1.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	316	2.820.793.231
- Directivo	3	70.597.260
- Profesional y Técnico	82	623.135.913
- Personal Administrativo	93	329.259.024
- Personal Docente	87	1.543.895.044
- Obrero	51	253.905.990
Personal Contratado	190	852.647.534
- Empleado (*)	183	826.531.886
- Obrero	7	26.115.648
Personal Fijo a Tiempo Parcial	95	726.866.496
- Personal Docente	95	726.866.496
TOTAL	**601**	**4.400.307.261**

(*) Incluye 177 cargos de personal docent e

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y
SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	4	11.277.446
IV	258.401 - 308.400	92	316.869.672
V	308.401 - 358.400	38	149.628.864
VI	358.401 - 408.400	116	526.809.532
VII	408.401 - 458.400	36	191.736.836
VIII	458.401 - 508.400		
IX	508.401 - 558.400	31	202.450.391
X	558.401 - 608.400	45	321.956.812
XI	608.401 - 658.400	21	164.041.520
XII	658.401 - 708.400	34	284.396.928
XIII	708.401 - 758.400	25	226.876.150
XIV	758.401 - 808.400	9	85.721.098
XV	808.401 - 858.400		
XVI	858.401 - 908.400	6	63.940.118
XVII	908.401 - MAS	86	1.574.580.256
	TOTAL	**543**	**4.120.285.623**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	3	10.007.712
V	308.401 - 358.400	16	66.147.706
VI	358.401 - 408.400		
VII	408.401 - 458.400	25	122.886.640
VIII	458.401 - 508.400	11	61.848.500
IX	508.401 - 558.400	3	19.131.080
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		58	280.021.638

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	234	6.852.236.536
Jubilado	220	6.594.436.197
Pensionado	14	257.800.339
Obrero	20	131.045.997
Jubilado	18	118.187.122
Pensionado	2	12.858.875
TOTAL	254	6.983.282.533

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.812.147.300
4.02	Materiales y Suministros	203.254.000
4.03	Servicios no Personales	559.207.371
4.04	Activos Reales	153.016.104
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	654.234.328
4.07	Transferencias	7.257.317.019
	TOTAL	**17.639.176.122**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	17.393.206.122
02	Investigación y Postgrado	127.470.000
03	Extensión y Producción	118.500.000
	TOTAL	**17.639.176.122**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.984.941.794**
Ingresos Ordinarios	288.087.520
Ingresos no Tributarios	252.087.520
Venta de Bienes y Servicios	252.087.520
Ingresos de la Propiedad	36.000.000
Intereses por Dinero en Depósito	36.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
Transferencias Para Financiar Gastos Corrientes	16.696.854.274
Aporte Ejecutivo Nacional	16.696.854.274
Recursos Ordinarios	11.185.222.678
Gestión Fiscal	2.320.862.744
Otras Fuentes de Financiamiento	3.190.768.852
B. Gastos Corrientes	**16.831.925.690**
Gastos de Consumo	9.574.608.671
Gastos de Personal	8.812.147.300
Materiales y Suministros	203.254.000
Servicios no Personales	559.207.371
Otros Gastos Corrientes	7.257.317.019
Transferencias	7.257.317.019
C. Resultado Económico: Ahorro	**153.016.104**
II. Cuenta de Capital	
A. Recursos de Capital	**153.016.104**
Ahorro en la Cuenta Corriente	153.016.104
B. Gastos de Capital	**153.016.104**
Adquisición de Maquinarias, Equipos e Inmuebles	152.816.104
Activos Intangibles	100.000
Otros Activos Reales	100.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**654.234.328**
Activos Financieros	654.234.328
Disminución de Caja y Bancos	654.234.328
B. Aplicaciones Financieras	**654.234.328**
Pasivos Financieros	654.234.328
Servicio de la Deuda Pública y Disminución de Otros Pasivos	654.234.328

A0008

Colegio Universitario Profesor José
Lorenzo Pérez Rodríguez

POLÍTICA PRESUPUESTARIA

El Colegio Universitario Profesor "José Lorenzo Pérez Rodríguez", es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Colegio Universitario Profesor "José Lorenzo Pérez Rodríguez", se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, forteleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales, en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación, para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad institutosociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación institutocomunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigaciónacción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**5.447.305.243**
Ingresos Ordinarios	100.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósito	60.000.000
Transferencias para Financiar Gastos Corrientes	5.347.305.243
Aporte del Ejecutivo Nacional	5.347.305.243
Recursos Ordinarios	3.█████████
Gestión Fiscal	
Otras Fuentes de Financiamiento	
Recursos Financieros	**1.847.631.597**
Activos Financieros	1.847.631.597
Disminución de Caja y Bancos	1.847.631.597
TOTAL	**7.294.936.840**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**6.398.730.207**
Gastos de Consumo	5.919.761.787
Gastos de Personal	5.063.418.787
Materiales y Suministros	108.920.000
Servicios no Personales	747.423.000
Otros Gastos Corrientes	478.968.420
Transferencias	478.968.420
Gastos de Capital	**653.764.000**
Adquisición de Maquinarias, Equipos e Inmuebles	623.764.000
Activos Intangibles	30.000.000
Aplicaciones Financieras	**242.442.633**
Pasivos Financieros	242.442.633
Obligaciones de Ejercicios Anteriores	42.442.633
Disminución de Cuentas y Efectos a Pagar a Proveedores	5█████████
Disminución de Cuentas y Efectos a Pagar a Contratistas	3█████████
Disminución de Cuentas a Pagar por Retenciones Laborales	
Disminución de Otras Cuentas y Efectos a Pagar	110.000.000
TOTAL	**7.294.936.840**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	3.630
Egresados	Egresado	347

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	185	1.940.960.684
- Directivo	5	108.239.820
- Profesional y Técnico	36	287.071.542
- Personal Administrativo	23	83.173.548
- Personal Docente	67	1.214.732.036
- Obrero	54	247.743.738
Personal Contratado	99	513.175.978
- Empleado (*)	97	503.701.812
- Obrero	2	9.474.166
Personal Fijo a Tiempo Parcial	15	68.177.822
- Profesional y Técnico	4	17.047.766
- Personal Docente	11	51.130.056
TOTAL	**299**	**2.522.314.484**

(*) Incluye 97 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	1.753.080
II	190.081 - 208.400		
III	208.401 - 258.400	2	5.002.848
IV	258.401 - 308.400	52	177.787.080
V	308.401 - 358.400		
VI	358.401 - 408.400	53	237.347.165
VII	408.401 - 458.400	2	10.566.648
VIII	458.401 - 508.400		
IX	508.401 - 558.400	4	25.148.592
X	558.401 - 608.400	16	112.933.894
XI	608.401 - 658.400	10	77.875.420
XII	658.401 - 708.400	9	74.586.360
XIII	708.401 - 758.400	5	42.802.980
XIV	758.401 - 808.400		
XV	808.401 - 858.400	18	177.356.208
XVI	858.401 - 908.400	1	10.455.364
XVII	908.401 - MAS	70	1.311.480.941
	TOTAL	**243**	**2.265.096.580**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	28	118.167.869
VI	358.401 - 408.400	25	121.245.739
VII	408.401 - 458.400		
VIII	458.401 - 508.400	3	17.804.296
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**56**	**257.217.904**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	13	192.859.374
Jubilado	8	155.819.726
Pensionado	5	37.039.648
TOTAL	**13**	**192.859.374**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	7.215.926.840
02	Investigación y Post-Grado	18.310.000
03	Extensión y Producción	60.700.000
	TOTAL	**7.294.936.840**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	5.063.418.787
4.02	Materiales y Suministros	108.920.000
4.03	Servicios no Personales	747.423.000
4.04	Activos Reales	653.764.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	242.442.633
4.07	Transferencias	478.968.420
	TOTAL	7.294.936.840

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.447.305.243**
Ingresos Ordinarios	100.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósito	60.000.000
Transferencias para Financiar Gastos Corrientes	5.347.305.243
Aporte del Ejecutivo Nacional	5.347.305.243
Recursos Ordinarios	3.582.159.782
Gestión Fiscal	743.275.429
Otras Fuentes de Financiamiento	1.021.870.032
B. Gastos Corrientes	**6.398.730.207**
Gastos de Consumo	5.919.761.787
Gastos de Personal	5.063.418.787
Materiales y Suministros	108.920.000
Servicios no Personales	747.423.000
Otros Gastos Corrientes	478.968.420
Transferencias	478.968.420

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
C. Resultado Económico: Desahorro	951.424.964
II. Cuenta de Capital	
A. Recursos de Capital	**(951.424.964)**
- Desahorro en la Cuenta Corriente	(951.424.964)
B. Gastos de Capital	**653.764.000**
Adquisición de Maquinarias, Equipos e Inmuebles	623.764.000
Activos Intangibles	30.000.000
C. Resultado Financiero: Déficit	**1.605.188.964**
III. Cuenta Financiera	
A. Recursos Financieros	**1.847.631.597**
Activos Financieros	1.847.631.597
Disminución de Caja y Bancos	1.847.631.597
B. Aplicaciones Financieras	**1.847.631.597**
Pasivos Financieros	242.442.633
Obligaciones de Ejercicios Anteriores	42.442.633
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	30.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	110.000.000
Déficit Financiero	1.605.188.964

A0009

Colegio Universitario Cecilio
Acosta, de los Teques

POLÍTICA PRESUPUESTARIA

El Colegio Universitario de Los Teques "Cecilio Acosta", es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Colegio Universitario de Los Teques "Cecilio Acosta", se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**12.631.240.798**
Ingresos Ordinarios	65.666.179
Ingresos no Tributarios	45.666.179
Venta de Bienes y Servicios	45.666.179
Ingresos de la Propiedad	20.000.000
Intereses por Dinero en Depósito	20.000.000
Transferencias para Financiar Gastos Corrientes	12.565.574.619
Aporte del Ejecutivo Nacional	12.565.574.619
Recursos Ordinarios	8.417.678.437
Gestión Fiscal	1.746.614.872
Otras Fuentes de Financiamiento	2.401.281.310
Recursos Financieros	**507.349.152**
Activos Financieros	507.349.152
Disminución de Caja y Bancos	507.349.152
TOTAL	**13.138.589.950**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**12.664.689.950**
Gastos de Consumo	7.486.179.027
Gastos de Personal	6.598.779.027
Materiales y Suministros	285.800.000
Servicios no Personales	601.600.000
Otros Gastos Corrientes	5.178.510.923
Transferencias	5.178.510.923
Gastos de Capital	**111.900.000**
Activos Reales	111.900.000
Adquisición de Maquinarias, Equipos e Inmuebles	92.400.000
Obras de Infraestructura	7.500.000
Activos Intangibles	6.000.000
Otros Activos Reales	6.000.000
Aplicaciones Financieras	**362.000.000**
Pasivos Financieros	362.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	180.000.000
Disminución de Otras Cuentas y Efectos a Pagar	150.000.000
Disminución de Otros Pasivos Circulantes	12.000.000
TOTAL	**13.138.589.950**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	4.510
Egresados	Egresado	965

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	364	2.30~~~~~
Directivo	3	~~~~~
Profesional y Técnico	59	
Personal Administrativo	115	386.299.548
Personal Docente	57	839.350.407
Obrero	130	575.701.560
Personal Contratado	181	748.766.292
Empleado (*)	181	748.766.292
Personal Fijo a Tiempo Parcial	31	202.053.360
Personal Docente	31	202.053.360
TOTAL	**576**	**3.255.996.879**

(*) Incluye 179 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	5	13.262.988
IV	258.401 - 308.400	152	508.890.924
V	308.401 - 358.400		
VI	358.401 - 408.400	141	615.492.864
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	40	258.565.692
X	558.401 - 608.400	15	106.457.736
XI	608.401 - 658.400	10	74.969.640
XII	658.401 - 708.400	15	119.322.600
XIII	708.401 - 758.400	5	42.683.820
XIV	758.401 - 808.400	4	37.999.608
XV	808.401 - 858.400	4	40.729.811
XVI	858.401 - 908.400	2	21.498.480
XVII	908.401 - MAS	53	840.421.156
TOTAL		**446**	**2.680.295.319**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	75	304.400.316
VI	358.401 - 408.400	48	231.436.416
VII	408.401 - 458.400		
VIII	458.401 - 508.400	7	39.864.828
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**130**	**575.701.560**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	160	4.925.535.795
Jubilado	147	4.618.545.633
Pensionado	13	306.990.162
Obrero	36	220.475.129
Jubilado	34	210.544.633
Pensionado	2	9.930.496
TOTAL	196	5.146.010.924

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	13.126.989.950
02	Investigación y Post-Grado	7.300.000
03	Extensión y Producción	4.300.000
	TOTAL	13.138.589.950

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	6.598.779.027
4.02	Materiales y Suministros	285.800.000
4.03	Servicios no Personales	601.600.000
4.04	Activos Reales	111.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	362.000.000
4.07	Transferencias	5.178.510.923
	TOTAL	13.138.589.950

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.631.240.798**
Ingresos Ordinarios	65.666.179
Ingresos no Tributarios	45.666.179
Venta de Bienes y Servicios	???
Ingresos de la Propiedad	2???
Intereses por Dinero en Depósito	
Transferencias para Financiar Gastos Corrientes	12.565.574.619
Aporte del Ejecutivo Nacional	12.565.574.619
Recursos Ordinarios	8.417.678.437
Gestión Fiscal	1.746.614.872
Otras Fuentes de Financiamiento	2.401.281.310
B. Gastos Corrientes	**12.664.689.950**
Gastos de Consumo	7.486.179.027
Gastos de Personal	6.598.779.027
Materiales y Suministros	285.800.000
Servicios no Personales	601.600.000
Otros Gastos Corrientes	5.178.510.923
Transferencias	5.178.510.923
C. Resultado Económico: Desahorro	**33.449.152**
II. Cuenta de Capital	
A. Recursos de Capital	**(33.449.152)**
Desahorro en la Cuenta Corriente	(33.449.152)
B. Gastos de Capital	**111.900.000**
Activos Reales	111.900.000
Adquisición de Maquinarias, Equipos e Inmuebles	92.400.000
Obras de Infraestructura - Estudios y Proyectos	7.500.000
Activos Intangibles	6.000.000
Otros Activos Reales	6.000.000
C. Resultado Financiero: Déficit	**145.349.152**
III. Cuenta Financiera	
A. Recursos Financieros	**507.349.152**
Activos Financieros	507.349.152
Disminución de Caja y Bancos	507.349.152
B. Aplicaciones Financieras	**507.349.152**
Pasivos Financieros	362.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	180.000.000
Disminución de Otras Cuentas y Efectos a Pagar	150.000.000
Disminución de Otros Pasivos Circulantes	12.000.000
Déficit Financiero	145.349.152

A0011
Servicio Autónomo Oficinas Técnicas
del Consejo Nacional de
Universidades (C.N.U)

POLÍTICA PRESUPUESTARIA

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (C.N.U), es el encargado de asegurar el cumplimiento de la Ley de Universidades, decretada en fecha 02-09-1970, mediante la cual se establece que el C.N.U coordinará las relaciones de las Universidades entre sí y con el resto del sistema educativo, armonizando sus particularidades y diferencias y la unificación de acción en consonancia con las necesidades del país.

Para alcanzar los objetivos para lo cual fue creado el Servicio Autónomo Oficinas Técnicas del C.N.U., dispone de la siguientes atribuciones:

- Definir la orientación y líneas de desarrollo del sistema universitario, establecer políticas, metas y ajustar el funcionamiento de las distintas instituciones que lo integran.

- Fijar las normas y procedimientos requeridos por los proyectos institucionales y académicos de educación superior, tanto público como privado, así como su respectivo estudio y evaluación.

- Coordinar las labores universitarias del país y armonizar las diferencias individuales y regionales de cada institución con los objetivos comunes del sistema.

- Afirmar los reglamentos concernientes a equivalencia de estudios y revalidas de títulos.

- Determinar las metas a alcanzar en la formación de recursos humanos, profesionales y técnicos y recomendar los procedimientos de selección de aspirantes.

Política de Cobertura de los Servicios a Prestar por el Organismo

Para cumplir con las políticas del Ministerio de Educación Superior, el Servicio Autónomo Oficinas Técnicas del C.N.U., ejecutará los proyectos que se citan a continuación:

Modificaciones Variables

1.- Referidas a un cambio en el sistema de selección estudiantil y una ampliación de la matrícula, para ir adaptándola a las necesidades que presenta el país. Con las modificaciones se persigue:

- Incorporar a las universidades e institutos y colegios universitarios aquellos aspirantes que tengan mayores posibilidades de éxito en sus estudios, los más aptos.

- Reducir al mínimo posible la influencia en la selección de la extracción socioeconómica de los estudiantes, del tipo de plantel de proveniencia: público o privado y de la procedencia geográfica de los estudiantes. Esto significa corregir la iniquidad socioeconómica, la iniquidad por tipo de plantel de proveniencia y la iniquidad geográfica en el proceso de selección y admisión al sector.

- Seleccionar aspirantes en función a las necesidades regionales o nacionales, para que como profesionales ayuden en la satisfacción de las mismas.

- Producir un número de profesionales adaptado a los requerimientos del desarrollo futuro del país, principalmente en aquellas áreas señaladas como prioritarias en los planes gubernamentales, nacionales y regionales.

- Mejorar la calidad académica de los estudiantes, impactar la docencia en forma positiva con esta mejoría, elevar la prosecución estudiantil, disminuir la repelencia y mejorar la formación de los profesionales a egresar del sector.

Establecimiento de la Carrera Académica

- La carrera académica, puede implantarse entre corto y mediano plazo y puede irse modificando en la medida que la construcción del sistema nacional de ciencias avance. Inicialmente podrían establecerse cinco niveles de escalafón, para semejarlo al existente en las universidades.

- Sistema Nacional de Ciencias y Tecnología, que tiene como objetivo formar el número de investigadores que el país requiere, según indicadores aceptados internacionalmente para naciones con cierto nivel y bases de investigación. Se trata de alcanzar la meta de un investigador por cada mil habitantes, lo que en este momento significaría unos 20.000 investigadores nuevos.

Repotenciación de las Unidades de Investigación Existentes

Realizar el equipamiento, modernización y solución a los problemas de planta física, además de garantizar los sistemas de información indispensables en los actuales momentos.

Creación de Nuevas Unidades de Investigación

Para lo cual se reincorporarían a la investigación científica aquellos investigadores que por falta de apoyo se vieron precisados a abandonar el campo. Esto significa adecuación de plantas físicas, dotación de equipos, infraestructura y financiamiento de proyectos.

Adecuación de la Duración de los Post-grados Académicos

Dos años máximo para las maestrías y tres años para el doctorado, a dedicación exclusiva, en donde la tarea fundamental es la realización de investigación desde el comienzo del postgrado. Debe culminar con la presentación y defensa de la tesis y la publicación de los resultados.

Financiamiento de Proyectos de Investigación

El financiamiento debe incluir la remuneración o beca del estudiante graduado, de manera que garantice su incorporación a dedicación exclusiva al postgrado.

Sistema de Evaluación y Acreditación de las Universidades

El sistema de evaluación tiene como objetivo la evaluación de las universidades y programas en sus instancias sistémicas: en su creación, durante su funcionamiento o desarrollo y en sus logros y resultados.

El sistema de acreditación es considerado como un proceso evaluativo que reconoce y certifica la calidad de una institución universitaria o de alguno de sus elementos o componentes. Esto, a parte de generar un mejoramiento de la calidad en la enseñanza, logra producir un incentivo a la competencia entre las distintas instituciones.

Sistema para la Asignación, Distribución, Seguimiento y Control Presupuestario

A través de este sistema, se determinará técnicamente los recursos necesarios para un funcionamiento cabal de las universidades, que considere el desempeño institucional para la asignación de los recursos adicionales y que incorpore instrumentos de evaluación de la efectividad y la eficiencia en la gestión de los recursos financieros del sector.

Post-Grados y Unidades de Investigación

Consiste en fortalecer los postgrados nacionales, la flexibilidad de sus programas, su acreditación, la adecuación del tiempo de duración de los mismos, su obligatoria y necesaria vinculación con las unidades de investigación activas y productivas, como también incluye el financiamiento para complementar la dotación de insumos básicos, dirigidos hacia aquellas unidades de investigación que acepten estudiantes tesistas y de los proyectos de tesis doctorales.

Dotación de Bibliotecas y Creación de Salas de Computación con acceso a Internet

Automatizar y dotar las bibliotecas, con la finalidad de asegurar una dotación básica de los recursos bibliográficos indispensables para el desempeño de las actividades académicas de pre-grado de las universidades. Está orientado también a asegurar las condiciones mínimas indispensables que garanticen la prestación de servicios de calidad, a racionalizar los recursos que se invierten en la adquisición de material bibliográfico y a crear las condiciones que permitan en el ámbito académico el manejo de las herramientas básicas de computación y el uso de Internet por parte principalmente de los estudiantes de bajos recursos, a fin de garantizar la equidad en la prosecución.

Equidad en el Acceso y Optimización del Desempeño de los Estudiantes de Educación Universitaria

Está destinado a elevar la tasa de ingreso a las universidades de estudiantes pertenecientes a sectores económico y socialmente desfavorecidos, considerando su procedencia de instituciones públicas y sus lugares de procedencia geográfica. Crear condiciones que posibiliten optimizar el desempeño estudiantil y disminuir la tasa de deserción de los estudiantes de bajos recursos.

Otras Actividades

Diseño y aplicación de la asignación presupuestaria: que garantice la equidad en la distribución entre las distintas instituciones, que presione hacia un uso racional y eficiente de los recursos y que tome en consideración, luego de satisfechas las necesidades institucionales corrientes, el desempeño de las distintas instituciones en sus diferentes actividades, para la asignación de recursos adicionales. Este proyecto implica: la elaboración de indicadores de eficiencia administrativa-financiera, que sirvan de guía sobre los resultados obtenidos por cada universidad o instituto luego de aplicar su correctivo.

Como los gastos de personal necesariamente constituyen para el sector la mayor erogación de recursos, se hace necesaria una reducción de la exagerada burocracia administrativa de estas instituciones, de manera de alcanzar una relación empleado/profesor acorde con valores internacionalmente aceptados y adaptados a nuestra realidad. De la misma forma, el recurso docente está siendo muy mal utilizado y en general subutilizado, lo que impone la reducción de su número a las necesidades docentes, de investigación y extensión, que realmente se realicen. Para la obtención de estos objetivos serán de utilidad la aplicación de indicadores de productividad académica y de eficiencia organizativa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**89.100.711.750**
Ingresos Ordinarios	7.250.000.000
Ingresos no Tributarios	3.250.000.000
Venta de Bienes y Servicios	3.250.000.000
Ingresos de la Propiedad	4.000.000.000
Intereses por Dinero en Depósito	4.000.000.000
Transferencias para Financiar Gastos Corrientes	81.850.711.750
Aporte del Ejecutivo Nacional	81.850.711.750
Recursos Ordinarios	54.761.445.186
Gestión Fiscal	11.377.248.933
Otras Fuentes de Financiamiento	15.712.017.631
Recursos Financieros	**7.850.431.954**
Activos Financieros	7.850.431.954
Disminución de Caja y Bancos	7.850.431.954
TOTAL	**96.951.143.704**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**95.424.238.054**
Gastos de Consumo	13.877.773.502
Gastos de Personal	8.988.888.800
Materiales y Suministros	275.587.980
Servicios no Personales	4.613.296.722
Otros Gastos Corrientes	81.546.464.552
Transferencias	81.546.464.552
Pensiones y Jubilaciones	534.654.720
Donaciones a Personas	200.000.000
Transferencias Corrientes a Organismos del Sector Público (Universidades Nacionales, Institutos y Colegios Universitarios y la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	80.811.809.832
Gastos de Capital	**1.079.168.160**
Adquisición de Maquinarias, Equipos e Inmuebles	1.079.168.160
Aplicaciones Financieras	**447.737.490**
Pasivos Financieros	447.737.490
Disminución de Cuentas y Efectos a Pagar a Proveedores	447.737.490
TOTAL	**96.951.143.704**

SERVICIO AUTONOMO OFICINAS TÉCNICAS DEL CONSEJO
NACIONAL DE UNIVERSIDADES (C.N.U.).

LEY DE PRESUPUESTO 2003
A0011-5

METAS

Denominación	Unidad de Medida	Cantidad 2003
Proceso Nacional de Admisión	Bachiller	400.000
Revisión y Análisis del Programa de Acreditación	Programa	100
Boletines en Post-grado	Publicación	2
Revista en Post-grado	Publicación	1
Revista sobre el Programa de Creación de Post-grado	Publicación	80

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	228	1.127.232.916
- Directivo	29	229.516.008
- Profesional y Técnico	104	565.638.608
- Personal Administrativo	61	170.264.500
- Obrero	34	161.813.800
Personal Contratado	52	279.781.494
- Empleado	52	279.781.494
TOTAL	**280**	**1.407.014.410**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	32	60.387.912
II	190.081 - 208.400	5	12.137.748
III	208.401 - 258.400	20	56.771.712
IV	258.401 - 308.400	26	90.622.500
V	308.401 - 358.400	35	141.306.300
VI	358.401 - 408.400	19	86.944.332
VII	408.401 - 458.400	15	76.707.216
VIII	458.401 - 508.400	22	124.729.128
IX	508.401 - 558.400	19	123.405.516
X	558.401 - 608.400	11	77.798.520
XI	608.401 - 658.400	12	92.081.856
XII	658.401 - 708.400	2	16.534.440
XIII	708.401 - 758.400	15	128.391.480
XIV	758.401 - 808.400	5	46.315.812
XV	808.401 - 858.400	2	19.795.880
XVI	858.401 - 908.400		
XVII	908.401 - MAS	6	91.270.258
	TOTAL	**246**	**1.245.200.610**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	11	43.688.300
VI	358.401 - 408.400	9	41.521.000
VII	408.401 - 458.400	9	46.223.600
VIII	458.401 - 508.400	3	16.822.000
IX	508.401 - 558.400		
X	558.401 - 608.400	2	13.558.900
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**34**	**161.813.800**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	32	114.412.280
Jubilado	22	82.490.482
Pensionado	10	31.921.798
TOTAL	**32**	**114.412.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Secretariado Permanente	2.573.675.480
02	Oficina de Planificación del Sector Universitario	94.377.468.224
	TOTAL	**96.951.143.704**

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO
NACIONAL DE UNIVERSIDADES (C.N.U.).

LEY DE PRESUPUESTO 2003
A0011-7

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.988.888.800
4.02	Materiales y Suministros	275.587.980
4.03	Servicios no Personales	4.613.296.722
4.04	Activos Reales	1.079.168.160
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	447.737.490
4.07	Transferencias	81.546.464.552
	TOTAL	96.951.143.704

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**89.100.711.750**
Ingresos Ordinarios	7.250.000.000
Ingresos por Ventas de Bienes y Servicios de la Administración Pública	3.250.000.000
Venta de Bienes y Servicios	3.250.000.000
Ingresos de la Propiedad	4.000.000.000
Intereses por Dinero en Depósito	4.000.000.000
Transferencias para Financiar Gastos Corrientes	81.850.711.750
Aporte del Ejecutivo Nacional	81.850.711.750
Recursos Ordinarios	54.761.445.186
Gestión Fiscal	11.377.248.933
Otras Fuentes de Financiamiento	15.712.017.631
B. Gastos Corrientes	**95.424.238.054**
Gastos de Consumo	13.877.773.502
Gastos de Personal	8.988.888.800
Materiales y Suministros	275.587.980
Servicios no Personales	4.613.296.722
Otros Gastos Corrientes	81.546.464.552
Transferencias	81.546.464.552
Pensiones y Jubilaciones	534.654.720
Donaciones a Personas	200.000.000
Transferencias Corrientes a Organismos del Sector Público (Universidades Nacionales, Institutos y Colegios Universitarios y la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	80.811.809.832
C. Resultado Económico: Desahorro	**6.323.526.304**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**(6.323.526.304)**
Desahorro en la Cuenta Corriente	(6.323.526.304)
B. Gastos de Capital	**1.079.168.160**
Adquisición de Maquinarias, Equipos e Inmuebles	1.079.168.160
C. Resultado Financiero: Déficit	**7.402.694.464**
III. Cuenta Financiera	
A. Recursos Financieros	**7.850.431.954**
Activos Financieros	7.850.431.954
Disminución de Caja y Bancos	7.850.431.954
B. Aplicaciones Financieras	**7.850.431.954**
Pasivos Financieros	447.737.490
Disminución de Cuentas y Efectos a Pagar a Proveedores	447.737.490
Déficit Financiero	7.402.694.464

A0026
Instituto Universitario de Tecnología
Jacinto Navarro Vallenilla, Carúpano

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno, a fin de fortalecer la corresponsabilidad Institución -Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I
PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**12.805.612.854**
Ingresos Ordinarios	46.782.000
Ingresos no Tributarios	41.782.000
Venta de Bienes y Servicios	41.782.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000
Transferencias para Financiar Gastos Corrientes	12.758.830.854
Aporte del Ejecutivo Nacional	12.758.830.854
Recursos Ordinarios	8.547.140.789
Gestión Fiscal	1.773.477.489
Otras Fuentes de Financiamiento	2.438.212.576
Recursos Financieros	**305.753.917**
Activos Financieros	305.753.917
Disminución de Caja y Bancos	305.753.917
TOTAL	**13.111.366.771**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**12.652.592.552**
Gastos de Consumo	10.183.379.491
Gastos de Personal	9.589.322.540
Materiales y Suministros	214.635.076
Servicios no Personales	379.421.875
Òtros Gastos Corrientes	2.469.213.061
Transferencias	2.469.213.061
Gastos de Capital	**153.020.302**
Adquisición de Maquinarias, Equipos e Inmuebles	66.672.302
Obras de Infraestructura	35.000.000
Activos Intangibles	2.000.000
Otros Activos Reales	49.348.000
Aplicaciones Financieras	**305.753.917**
Pasivos Financieros	305.753.917
Disminución de Otras Cuentas y Efectos a Pagar	305.753.917
TOTAL	**13.111.366.771**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.891
Egresados	Egresado	638

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	399	3.605.399.401
- Directivo	3	84.661.000
- Profesional y Técnico	88	643.677.060
- Personal Administrativo	56	207.233.052
- Personal Docente	102	1.894.365.008
- Obrero	150	775.463.281
Personal Contratado	170	1.124.823.612
- Empleado (*)	170	1.124.823.612
Personal Fijo a Tiempo Parcial	16	91.851.598
- Profesional y Técnico	2	9.179.470
- Personal Docente	14	82.672.128
TOTAL	**585**	**4.822.074.611**

(*) Incluye 157 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	37	121.942.364
V	308.401 - 358.400		
VI	358.401 - 408.400	102	471.776.237
VII	408.401 - 458.400		
VIII	458.401 - 508.400	19	107.013.024
IX	508.401 - 558.400	62	396.267.984
X	558.401 - 608.400	26	179.130.026
XI	608.401 - 658.400	11	85.904.472
XII	658.401 - 708.400	37	302.338.704
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	8	75.636.655
XV	808.401 - 858.400		
XVI	858.401 - 908.400	38	413.483.156
XVII	- MAS	95	1.893.118.708
TOTAL		**435**	**4.046.611.330**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	72	316.688.010
VII	408.401 - 458.400		
VIII	458.401 - 508.400	78	458.775.271
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**150**	**775.463.281**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	59	1.675.406.182
Jubilado	58	1.661.108.014
Pensionado	1	14.298.168
Obrero	37	203.725.897
Jubilado	36	200.389.993
Pensionado	1	3.335.904
TOTAL	**96**	**1.879.132.079**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	13.001.466.771
02	Investigación y Postgrado	62.700.000
03	Extensión y Producción	47.200.000
	TOTAL	13.111.366.771

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	9.589.322.540
4.02	Materiales y Suministros	214.635.076
4.03	Servicios no Personales	379.421.875
4.04	Activos Reales	153.020.302
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	305.753.917
4.07	Transferencias	2.469.213.061
	TOTAL	13.111.366.771

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	12.805.612.854
Ingresos Ordinarios	46.782.000
Ingresos no Tributarios	41.782.000
Venta de Bienes y Servicios	41.782.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
Transferencias Para Financiar Gastos Corrientes	12.758.830.854
Aporte del Ejecutivo Nacional	12.758.830.854
Recursos Ordinarios	8.547.140.789
Gestión Fiscal	1.773.477.489
Otras Fuentes de Financiamiento	2.438.212.576
B. Gastos Corrientes	**12.652.592.552**
Gastos de Consumo	10.183.379.491
Gastos de Personal	9.589.322.540
Materiales y Suministros	214.635.076
Servicios no Personales	379.421.875
Otros Gastos Corrientes	2.469.213.061
Transferencias	2.469.213.061
C. Resultado Económico: Ahorro	**153.020.302**
II. Cuenta de Capital	
A. Recursos de Capital	**153.020.302**
- Ahorro en la Cuenta Corriente	153.020.302
B. Gastos de Capital	**153.020.302**
Adquisición de Maquinarias, Equipos e Inmuebles	66.672.302
Obras de Infraestructura - Estudios y Proyectos	35.000.000
Activos Intangibles	2.000.000
Otros Activos Reales	49.348.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**305.753.917**
Activos Financieros	305.753.917
Disminución de Caja y Bancos	305.753.917
B. Aplicaciones Financieras	**305.753.917**
Pasivos Financieros	305.753.917
Disminución de Otras Cuentas y Efectos a Pagar	305.753.917

A0027
Instituto Universitario Experimental de
Tecnología Andrés Eloy Blanco, Barquisimeto

POLÍTICA PRESUPUESTARIA

El Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**17.729.653.374**
Ingresos Ordinarios	115.000.000
Ingresos no Tributarios	25.000.000
Venta de Bienes y Servicios	25.000.000
Ingresos de la Propiedad	90.000.000
Intereses por Dinero en Depósitos	90.000.000
Transferencias para Financiar Gastos Corrientes	17.614.653.374
Aporte del Ejecutivo Nacional	17.614.653.374
Recursos Ordinarios	11.800.056.295
Gestión Fiscal	2.448.436.819
Otras Fuentes de Financiamiento	3.366.160.260
Recursos Financieros	**476.907.429**
Activos Financieros	476.907.429
Disminución de Caja y Bancos	476.907.429
TOTAL	**18.206.560.803**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**17.529.022.297**
Gastos de Consumo	11.029.423.969
Gastos de Personal	10.137.453.969
Materiales y Suministros	159.950.000
Servicios no Personales	732.020.000
Otros Gastos Corrientes	6.499.598.328
Transferencias	6.499.598.328
Gastos de Capital	**200.631.077**
Adquisición de Maquinarias, Equipos e Inmuebles	134.500.000
Obras de Infraestructura	4.531.077
Activos Intangibles	12.000.000
Otros Activos Reales	49.600.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Aplicaciones Financieras	**476.907.429**
Pasivos Financieros	476.907.429
Obligaciones de Ejercicios Anteriores	153.339.375
Disminución de Çuentas y Efectos a Pagar a Proveedores	89.738.687
Disminución de Cuentas y Efectos a Pagar a Contratistas	40.960.180
Disminución de Cuentas a Pagar por Retenciones Laborales	192.869.187
TOTAL	**18.206.560.803**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	8.607
Egresados	Egresado	855

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	363	3.437.427.246
- Directivo	2	47.784.612
- Profesional y Técnico	56	442.101.431
- Personal Administrativo	108	362.721.660
- Personal Docente	138	2.317.337.111
- Obrero	59	267.482.432
Personal Contratado	24	1.399.784.442
- Empleado (*)	232	1.339.299.036
- Obrero		60.485.406
Personal Fijo a Tiempo Parcial	9	42.638.690
- Profesional y Técnico	4	16.293.896
- Personal Administrativo	2	3.788.142
- Personal Docente	3	22.556.652
TOTAL	**621**	**4.879.850.378**

(*) Incluye 188 cargos de personal docente.

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	5.270.958
II	190.081 - 208.400		
III	208.401 - 258.400		95.055.768
IV	258.401 - 308.400	105	346.898.352
V	308.401 - 358.400	29	112.453.484
VI	358.401 - 408.400	94	420.874.848
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	14	87.628.896
X	558.401 - 608.400	31	219.516.451
XI	608.401 - 658.400	19	145.447.673
XII	658.401 - 708.400	9	72.233.146
XIII	708.401 - 758.400	5	43.445.712
XIV	758.401 - 808.400	61	589.168.662
XV	808.401 - 858.400		
XVI	858.401 - 908.400	17	179.744.035
XVII	908.401 - MAS	126	2.234.144.555
TOTAL		545	4.551.882.540

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	14	47.221.574
V	308.401 - 358.400		
VI	358.401 - 408.400	62	280.746.264
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		76	327.967.838

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	163	5.664.594.701
Jubilado	152	5.542.248.477
Pensionado	11	122.346.224
Obrero	28	177.889.013
Jubilado	27	175.301.439
Pensionado	1	2.587.574
TOTAL	**191**	**5.842.483.714**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	18.082.860.803
02	Investigación y Postgrado	64.000.000
03	Extensión y Producción	59.700.000
	TOTAL	**18.206.560.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	10.137.453.969
4.02	Materiales y Suministros	159.950.000
4.03	Servicios no Personales	732.020.000
4.04	Activos Reales	200.631.077
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	476.907.429
4.07	Transferencias	6.499.598.328
	TOTAL	**18.206.560.803**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	17.729.653.374
Ingresos Ordinarios	115.000.000
Ingresos no Tributarios	25.000.000
Venta de Bienes y Servicios	25.000.000
Ingresos de la Propiedad	90.000.000
Intereses por Dinero en Depósitos	90.000.000
Transferencias Para Financiar Gastos Corrientes	17.614.653.374
Aporte Ejecutivo Nacional	17.614.653.374
Recursos Ordinarios	11.800.056.295
Gestión Fiscal	2.448.436.819
Otras Fuentes de Financiamiento	3.366.160.260
B. Gastos Corrientes	17.529.022.297
Gastos de Consumo	11.029.423.969
Gastos de Personal	10.137.453.969
Materiales y Suministros	159.950.000
Servicios no Personales	732.020.000
Otros Gastos Corrientes	6.499.598.328
Transferencias	6.499.598.328
C. Resultado Económico: Ahorro	200.631.077
II. Cuenta de Capital	
A. Recursos de Capital	200.631.077
- Ahorro en la Cuenta Corriente	200.631.077
B. Gastos de Capital	200.631.077
Adquisición de Maquinarias, Equipos e Inmuebles	134.500.000
Obras de Infraestructura - Estudios y Proyectos	4.531.077
Activos Intangibles	12.000.000
Otros Activos Reales	49.600.000
C. Resultado Financiero: Equilibrio	

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**476.907.429**
Activos Financieros	476.907.429
Disminución de Caja y Bancos	476.907.429
B. Aplicaciones Financieras	**476.907.429**
Pasivos Financieros	476.907.429
Obligaciones de Ejercicios Anteriores	153.339.375
Disminución de Cuentas y Efectos a Pagar a Proveedores	89.738.687
Disminución de Cuentas y Efectos a Pagar a Contratistas	40.960.180
Disminución de Cuentas a Pagar por Retenciones Laborales	192.869.187

A0028

Instituto Universitario de Tecnología
Dr. Federico Rivero Palacio, Región Capital

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología Dr. Federico Rivero Palacio, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología Dr. Federico Rivero Palacio, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA Dr. FEDERICO RIVERO PALACIO, REGIÓN CAPITAL.

LEY DE PRESUPUESTO 2003

A0028 - 2

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación.

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución -Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA Dr. FEDERICO RIVERO PALACIO, REGIÓN CAPITAL.

LEY DE PRESUPUESTO 2003

A0028 -3

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**15.733.237.343**
Ingresos Ordinarios	165.600.000
Ingresos no Tributarios	165.600.000
Venta de Bienes y Servicios	165.600.000
Transferencias para Financiar Gastos Corrientes	15.567.637.343
Aporte del Ejecutivo Nacional	15.567.637.343
Recursos Ordinarios	10.428.760.256
Gestión Fiscal	2.163.901.591
Otras Fuentes de Financiamiento	2.974.975.496
Recursos Financieros	**126.685.330**
Activos Financieros	126.685.330
Disminución de Caja y Bancos	126.685.330
TOTAL	**15.859.922.673**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**15.442.814.592**
Gastos de Consumo	13.325.287.395
Gastos de Personal	10.960.652.091
Materiales y Suministros	375.945.143
Servicios no Personales	1.988.690.161
Otros Gastos Corrientes	2.117.527.197
Transferencias	2.117.527.197
Gastos de Capital	**290.422.751**
Activos Reales	
Adquisición de Maquinarias, Equipos e Inmuebles	186.687.558
Obras de Infraestructura	61.135.193
Activos Intangibles	500.000
Otros Activos Reales	42.100.000
Aplicaciones Financieras	**126.685.330**
Pasivos Financieros	126.685.330
Disminución de Otros Pasivos no Circulantes	126.685.330
TOTAL	**15.859.922.673**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA Dr. FEDERICO RIVERO PALACIO, REGIÓN CAPITAL.

LEY DE PRESUPUESTO 2003

A0028 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	3.682
Egresados	Egresado	371

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	434	4.648.460.135
Directivo	3	78.217.692
Profesional y Técnico	63	913.021.824
Personal Administrativo	86	282.265.632
Personal Docente	203	3.002.346.828
Obrero	79	372.608.159
Personal Contratado	129	1.033.223.643
Empleado (*)	121	1.005.050.232
Obrero	8	28.173.411
Personal Fijo a Tiempo Parcial	2	9.816.372
Personal Docente	2	9.816.372
TOTAL	**565**	**5.691.500.150**

(*) Incluye 110 cargos del personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	4	11.532.988
IV	258.401 - 308.400	75	243.908.572
V	308.401 - 358.400	21	87.522.304
VI	358.401 - 408.400		
VII	408.401 - 458.400	8	39.320.184
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	74	503.578.853
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	63	554.026.156
XIV	758.401 - 808.400		
XV	808.401 - 858.400	21	208.227.799
XVI	858.401 - 908.400		
XVII	908.401 - MAS	212	3.642.493.724
TOTAL		**478**	**5.290.610.580**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA Dr. FEDERICO RIVERO PALACIO, REGIÓN CAPITAL.

LEY DE PRESUPUESTO 2003

A0028-5

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	8	28.173.411
V	308.401 - 358.400	13	55.905.728
VI	358.401 - 408.400	53	239.698.712
VII	408.401 - 458.400		
VIII	458.401 - 508.400	13	77.111.719
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**87**	**400.889.570**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	64	1.804.839.950
Jubilado	57	1.674.612.735
Pensionado	7	130.227.215
Obrero	23	128.921.580
Jubilado	16	98.427.062
Pensionado	7	30.494.518
TOTAL	**87**	**1.933.761.530**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA Dr. FEDERICO RIVERO
PALACIO, REGIÓN CAPITAL.

LEY DE PRESUPUESTO 2003

A0028 - 6

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	15.757.922.673
02	Investigación y Postgrado	60.650.000
03	Extensión y Producción	41.350.000
	TOTAL	**15.859.922.673**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	10.960.652.091
4.02	Materiales y Suministros	375.945.143
4.03	Servicios no Personales	1.988.690.161
4.04	Activos Reales	290.422.751
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	126.685.330
4.07	Transferencias	2.117.527.197
	TOTAL	**15.859.922.673**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA Dr. FEDERICO RIVERO PALACIO, REGIÓN CAPITAL.

LEY DE PRESUPUESTO 2003

A0028-7

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.733.237.343**
Ingresos Ordinarios	165.600.000
Ingresos no Tributarios	165.600.000
Venta de Bienes y Servicios	165.600.000
Transferencias para Financiar Gastos Corrientes	15.567.637.343
Aporte del Ejecutivo Nacional	15.567.637.343
Recursos Ordinarios	10.428.760.256
Gestión Fiscal	2.163.901.591
Otras Fuentes de Financiamiento	2.974.975.496
B. Gastos Corrientes	**15.442.814.592**
Gastos de Consumo	13.325.287.395
Gastos de Personal	10.960.652.091
Materiales y Suministros	375.945.143
Servicios no Personales	1.988.690.161
Otros Gastos Corrientes	2.117.527.197
Transferencias	2.117.527.197
C. Resultado Económico: Ahorro	**290.422.751**
II. Cuenta de Capital	
A. Recursos de Capital	**290.422.751**
Ahorro en la Cuenta Corriente	290.422.751
B. Gastos de Capital	**290.422.751**
Activos Reales	290.422.751
Adquisición de Maquinarias, Equipos e Inmuebles	186.687.558
Obras de Infraestructura - Estudios y Proyectos	61.135.193
Activos Intangibles	500.000
Otros Activos Reales	42.100.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**126.685.330**
Activos Financieros	126.685.330
Disminución de Caja y Bancos	126.685.330
B. Aplicaciones Financieras	**126.685.330**
Pasivos Financieros	126.685.330
Disminución de Otros Pasivos no Circulantes	126.685.330

A0029
Instituto Universitario de Tecnología
Alonso Gamero (I.U.T,A,G.)

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO
(I.U.T.A.G.).

LEY DE PRESUPUESTO 2003

A0029 - 1

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología Alonso Gamero, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología Alonso Gamero, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO
(I.U.T.A.G.).

LEY DE PRESUPUESTO 2003

A0029 - 2

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

INSTITUTO UNIVERSITARIO DE TECNOLOGIA ALONSO GAMERO
(I.U.T.A.G.).

LEY DE PRESUPUESTO 2003

A0029-3

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**17.238.521.907**
Ingresos Ordinarios	45.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000
Transferencias para Financiar Gastos Corrientes	17.193.521.907
Aporte del Ejecutivo Nacional	17.188.521.907
Recursos Ordinarios	11.514.590.825
Gestión Fiscal	2.389.204.546
Otras Fuentes de Financiamiento	3.284.726.536
Aporte del Ejecutivo Estadal	5.000.000
Recursos Financieros	**410.000.000**
Activos Financieros	410.000.000
Disminución de Caja y Bancos	410.000.000
TOTAL	**17.648.521.907**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**16.950.521.907**
Gastos de Consumo	12.705.518.966
Gastos de Personal	11.800.518.966
Materiales y Suministros	388.100.000
Servicios no Personales	516.900.000
Otros Gastos Corrientes	4.245.002.941
Transferencias	4.245.002.941
Gastos de Capital	**288.000.000**
Activos Reales	288.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	257.000.000
Obras de Infraestructura	5.000.000
Activos Intangibles	5.000.000
Otros Activos Reales	21.000.000
Aplicaciones Financieras	**410.000.000**
Pasivos Financieros	410.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	130.000.000
Disminución de Otras Cuentas y Efectos a Pagar	280.000.000
TOTAL	**17.648.521.907**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO
(I.U.T.A.G.).

LEY DE PRESUPUESTO 2003

A0029 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	7.019
Egresados	Egresado	383

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	483	4.685.054.777
Directivo	3	83.269.740
Profesional y Técnico	71	563.053.496
Personal Administrativo	100	368.614.092
Personal Docente	168	2.829.973.736
Obrero	141	840.143.713
Personal Contratado	205	1.317.808.103
Empleado (*)	171	1.173.752.628
Obrero	34	144.055.475
Personal Fijo a Tiempo Parcial	8	33.198.240
Personal Docente	8	33.198.240
TOTAL	**696**	**6.036.061.120**

(*) Incluye 145 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	100	368.614.092
V	308.401 - 358.400	8	33.198.240
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	242	1.736.806.124
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	171	2.913.243.476
	TOTAL	**521**	**5.051.861.932**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO   LEY DE PRESUPUESTO 2003
(I.U.T.A.G.).

A0029-5

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	34	144.055.475
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	141	840.143.713
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**175**	**984.199.188**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	113	3.450.589.940
Jubilado	105	3.330.920.586
Pensionado	8	119.669.354
Obrero	66	501.757.064
Jubilado	40	330.250.976
Pensionado	26	171.506.088
TOTAL	**179**	**3.952.347.004**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	17.553.021.907
02	Investigación y Postgrado	55.000.000
03	Extensión y Producción	40.500.000
TOTAL		**17.648.521.907**

INSTITUTO UNIVERSITARIO DE TECNOLOGIA ALONSO GAMERO
(I.U.T.A.G.).

LEY DE PRESUPUESTO 2003

A0029 - 6

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	11.800.518.966
4.02	Materiales y Suministros	388.100.000
4.03	Servicios no Personales	516.900.000
4.04	Activos Reales	288.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	410.000.000
4.07	Transferencias	4.245.002.941
	TOTAL	**17.648.521.907**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.238.521.907**
Ingresos Ordinarios	45.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000
Transferencias para Financiar Gastos Corrientes	17.193.521.907
Aporte del Ejecutivo Nacional	17.188.521.907
Recursos Ordinarios	11.514.590.825
Gestión Fiscal	2.389.204.546
Otras Fuentes de Financiamiento	3.284.726.536
Aporte del Ejecutivo Estadal	5.000.000
B. Gastos Corrientes	**16.950.521.907**
Gastos de Consumo	12.705.518.966
Gastos de Personal	11.800.518.966
Materiales y Suministros	388.100.000
Servicios no Personales	516.900.000
Otros Gastos Corrientes	4.245.002.941
Transferencias	4.245.002.941
C. Resultado Económico: Ahorro	**288.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**288.000.000**
Ahorro en la Cuenta Corriente	288.000.000

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO (I.U.T.A.G.).

LEY DE PRESUPUESTO 2003

A0029-7

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**288.000.000**
Activos Reales	288.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	257.000.000
Obras de Infraestructura - Estudios y Proyectos	5.000.000
Activos Intangibles	5.000.000
Otros Activos Reales	21.000.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**410.000.000**
Activos Financieros	410.000.000
Disminución de Caja y Bancos	410.000.000
B. Aplicaciones Financieras	**410.000.000**
Pasivos Financieros	410.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	130.000.000
Disminución de Otras Cuentas y Efectos a Pagar	280.000.000

Instituto Universitario de Tecnología
Agroindustrial Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL   LEY DE PRESUPUESTO 2003
REGIÓN LOS ANDES.

A0030 - 1

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología Agro Industrial Región Los Andes, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde el marco anterior el del Instituto Universitario de Tecnología Agro Industrial Región Los Andes, orienta la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la política y práctica ción en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL   LEY DE PRESUPUESTO 2003
REGIÓN LOS ANDES.

A0030 - 2

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**16.880.873.062**
Ingresos Ordinarios	216.000.000
Ingresos no Tributarios	66.000.000
Venta de Bienes y Servicios	66.000.000
Ingresos de la Propiedad	150.000.000
Intereses por Dinero en Depósito	150.000.000
Transferencias para Financiar Gastos Corrientes	16.664.873.062
Aporte del Ejecutivo Nacional	16.664.873.062
Recursos Ordinarios	11.163.798.464
Gestión Fiscal	2.316.417.356
Otras Fuentes de Financiamiento	3.184.657.242
Recursos Financieros	**1.294.423.799**
Activos Financieros	1.294.423.799
Disminución de Caja y Bancos	1.294.423.799
TOTAL	**18.175.296.861**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**16.558.085.767**
Gastos de Consumo	11.867.822.877
Gastos de Personal	10.578.822.877
Materiales y Suministros	400.000.000
Servicios no Personales	889.000.000
Otros Gastos Corrientes	4.690.262.890
Transferencias	4.690.262.890
Gastos de Capital	**936.787.295**
Activos Reales	936.787.295
Adquisición de Maquinarias, Equipos e Inmuebles	532.287.295
Obras de Infraestructura	400.000.000
Activos Intangibles	4.500.000
Aplicaciones Financieras	**680.423.799**
Pasivos Financieros	680.423.799
Disminución de Cuentas y Efectos a Pagar a Proveedores	60.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	402.423.799
Disminución de Otras Cuentas y Efectos a Pagar	168.000.000
TOTAL	**18.175.296.861**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL   LEY DE PRESUPUESTO 2003
REGIÓN LOS ANDES.

A0030 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.682
Egresados	Egresado	579

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo		3.595.017.027
- Directivo	5	142.836.324
- Profesional y Técnico	64	464.391.312
- Personal Administrativo	91	325.757.700
- Personal Docente	151	2.170.916.135
- Obrero	100	491.115.556
Personal Contratado	261	1.466.045.208
- Empleado (*)	233	1.396.856.208
- Obrero	28	69.189.000
Personal Fijo a Tiempo Parcial	44	200.782.234
- Profesional y Técnico	10	37.984.660
- Personal Docente	34	162.797.574
TOTAL	**716**	**5.261.844.469**

(*) Incluye 183 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	5	9.165.978
II	190.081 - 208.400	1	2.364.096
III	208.401 - 258.400	35	106.257.968
IV	258.401 - 308.400	65	221.081.389
V	308.401 - 358.400	81	313.164.041
VI	358.401 - 408.400	63	282.652.846
VII	408.401 - 458.400	11	56.926.788
VIII	458.401 - 508.400	3	16.838.208
IX	508.401 - 558.400	37	237.956.340
X	558.401 - 608.400	25	173.289.736
XI	608.401 - 658.400	27	204.532.662
XII	658.401 - 708.400	23	187.251.648
XIII	708.401 - 758.400	13	115.268.172
XIV	758.401 - 808.400	58	554.642.400
XV	808.401 - 858.400	21	213.812.676
XVI	858.401 - 908.400	11	118.761.276
XVII	908.401 - MAS	109	1.887.573.689
TOTAL		588	4.701.539.913

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL   LEY DE PRESUPUESTO 2003
REGIÓN LOS ANDES.

A0030-5

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	28	69.189.000
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	32	135.389.783
VI	358.401 - 408.400	40	195.767.155
VII	408.401 - 458.400		
VIII	458.401 - 508.400	28	159.958.618
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**128**	**560.304.556**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	156	4.342.507.944
Jubilado	143	4.183.624.286
Pensionado	13	158.883.658
Obrero	27	181.785.025
Jubilado	26	177.769.182
Pensionado	1	4.015.843
TOTAL	**183**	**4.524.292.969**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	18.042.596.861
02	Investigación y Post- Grado	101.000.000
03	Producción y Extensión	31.700.000
	TOTAL	**18.175.296.861**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL   LEY DE PRESUPUESTO 2003
REGIÓN LOS ANDES.

A0030 - 6

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	10.578.822.877
4.02	Materiales y Suministros	400.000.000
4.03	Servicios no Personales	889.000.000
4.04	Activos Reales	936.787.295
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	680.423.799
4.07	Transferencias	4.690.262.890
	TOTAL	**18.175.296.861**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.880.873.062**
Ingresos Ordinarios	216.000.000
Ingresos no Tributarios	66.000.000
Venta de Bienes y Servicios	66.000.000
Ingresos de la Propiedad	150.000.000
Intereses por Dinero en Depósito	150.000.000
Transferencias para Financiar Gastos Corrientes	16.664.873.062
Aporte del Ejecutivo Nacional	16.664.873.062
Recursos Ordinarios	11.163.798.464
Gestión Fiscal	2.316.417.356
Otras Fuentes de Financiamiento	3.184.657.242
B. Gastos Corrientes	**16.558.085.767**
Gastos de Consumo	11.867.822.877
Gastos de Personal	10.578.822.877
Materiales y Suministros	400.000.000
Servicios no Personales	889.000.000
Otros Gastos Corrientes	4.690.262.890
Transferencias	4.690.262.890
C. Resultado Económico: Ahorro	**322.787.295**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**322.787.295**
Ahorro en la Cuenta Corriente	322.787.295
B. Gastos de Capital	**936.787.295**
Activos Reales	936.787.295
Adquisición de Maquinarias, Equipos e Inmuebles	532.287.295
Obras de Infraestructura - Estudios y Proyectos	400.000.000
Activos Intangibles	4.500.000
C. Resultado Financiero: Déficit	**614.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.294.423.799**
Activos Financieros	1.294.423.799
Disminución de Caja y Bancos	1.294.423.799
B. Aplicaciones Financieras	**1.294.423.799**
Pasivos Financieros	680.423.799
Disminución de Cuentas y Efectos a Pagar a Proveedores	60.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	402.423.799
Disminución de Otras Cuentas y Efectos a Pagar	168.000.000
Déficit Financiero	614.000.000

A0032
Instituto Universitario de Tecnología
Los Llanos

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de los Llanos, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente, para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de los Llanos, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**11.441.916.778**
Ingresos Ordinarios	100.000.000
Ingresos no Tributarios	90.000.000
Venta de Bienes y Servicios	90.000.000
Ingresos de la Propiedad	10.000.000
Intereses por Dinero en Depósito	10.000.000
Transferencias para Financiar Gastos Corrientes	11.341.916.778
Aporte del Ejecutivo Nacional	11.341.916.778
Recursos Ordinarios	7.597.950.050
Gestión Fiscal	1.576.526.432
Otras Fuentes de Financiamiento	2.167.440.296
Recursos Financieros	**724.000.000**
Activos Financieros	724.000.000
Disminución de Caja y Bancos	724.000.000
TOTAL	**12.165.916.778**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**10.097.514.649**
Gastos de Consumo	8.098.652.205
Gastos de Personal	7.005.112.205
Materiales y Suministros	356.040.000
Servicios no Personales	737.500.000
Otros Gastos Corrientes	1.998.862.444
Transferencias	1.998.862.444
Gastos de Capital	**1.3⬛⬛⬛⬛**
Adquisición de Maquinarias, Equipos e Inmuebles	
Obras de Infraestructura	758.400.929
Activos Intangibles	6.000.000
Otros Activos Reales	289.000.000
Aplicaciones Financieras	**724.000.000**
Pasivos Financieros	724.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	104.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	260.000.000
Disminución de Otras Cuentas y Efectos a Pagar	360.000.000
TOTAL	**12.165.916.778**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	5.620
Egresados	Egresado	6.085

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	242	2.032.998.431
- Directivo	3	71.410.752
- Profesional y Técnico	24	188.639.271
- Personal Administrativo	69	235.621.276
- Personal Docente	69	1.159.737.932
- Obrero	77	377.589.200
Personal Contratado	282	1.559.639.016
- Empleado (*)	250	1.436.707.500
- Obrero	32	122.931.516
Personal Fijo a Tiempo Parcial	1	2.092.176
- Personal Docente	1	2.092.176
TOTAL	**525**	**3.594.729.623**

(*) Incluye 225 cargos del Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	2.092.176
II	190.081 - 208.400		
III	208.401 - 258.400		153.625.512
IV	258.401 - 308.400		258.643.264
V	308.401 - 358.400		148.617.036
VI	358.401 - 408.400	53	237.301.776
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	6	37.861.524
X	558.401 - 608.400	22	153.289.632
XI	608.401 - 658.400	15	116.862.840
XII	658.401 - 708.400	37	303.383.316
XIII	708.401 - 758.400	4	34.242.384
XIV	758.401 - 808.400	2	18.920.061
XV	808.401 - 858.400	53	519.751.230
XVI	858.401 - 908.400		
XVII	908.401 - MAS	59	1.109.618.156
	TOTAL	**416**	**3.094.208.907**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	14	46.702.656
V	308.401 - 358.400	41	172.919.652
VI	358.401 - 408.400		
VII	408.401 - 458.400	49	251.618.669
VIII	458.401 - 508.400	5	29.279.739
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**109**	**500.520.716**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	64	1.608.186.596
Jubilado	52	1.503.075.486
Pensionado	12	105.111.110
Obrero	34	198.918.848
Jubilado	30	177.637.012
Pensionado	4	21.281.836
TOTAL	**98**	**1.807.105.444**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	11.842.116.778
02	Investigación y Postgrado	112.000.000
03	Extensión y Producción	211.800.000
	TOTAL	**12.165.916.778**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	7.005.112.205
4.02	Materiales y Suministros	356.040.000
4.03	Servicios no Personales	737.500.000
4.04	Activos Reales	1.344.402.129
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	724.000.000
4.07	Transferencias	1.998.862.444
	TOTAL	12.165.916.778

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	11.441.916.778
Ingresos Ordinarios	100.000.000
Ingresos no Tributarios	90.000.000
Venta de Bienes y Servicios	90.000.000
Ingresos de la Propiedad	10.000.000
Intereses por Dinero en Depósito	
Transferencias para Financiar Gastos Corrientes	
Aporte del Ejecutivo Nacional	11.341.916.778
Recursos Ordinarios	7.597.950.050
Gestión Fiscal	1.576.526.432
Otras Fuentes de Financiamiento	2.167.440.296
B. Gastos Corrientes	10.097.514.649
Gastos de Consumo	8.098.652.205
Gastos de Personal	7.005.112.205
Materiales y Suministros	356.040.000
Servicios no Personales	737.500.000
Otros Gastos Corrientes	1.998.862.444
Transferencias	1.998.862.444
C. Resultado Económico: Ahorro	1.344.402.129

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**1.344.402.129**
Ahorro en la Cuenta Corriente	1.344.402.129
B. Gastos de Capital	**1.344.402.129**
Adquisición de Maquinarias, Equipos e Inmuebles	291.001.200
Obras de Infraestructura - Estudios y Proyectos	758.400.929
Activos Intangibles	6.000.000
Otros Activos Reales	289.000.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**724.000.000**
Activos Financieros	724.000.000
Disminución de Caja y Bancos	724.000.000
B. Aplicaciones Financieras	**724.000.000**
Pasivos Financieros	724.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	104.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	260.000.000
Disminución de Otras Cuentas y Efectos a Pagar	360.000.000

A0033

Instituto Universitario de Tecnología
de Maracaibo

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Maracaibo, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Maracaibo, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador post-grado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**20.079.664.628**
Ingresos Ordinarios	200.000.000
Ingresos no Tributarios	50.000.000
Venta de Bienes y Servicios	50.000.000
Ingresos de la Propiedad	150.000.000
Intereses por Dinero en Depósitos	150.000.000
Transferencias Para Financiar Gastos Corrientes	19.879.664.628
Aporte del Ejecutivo Nacional	19.879.664.628
Recursos Ordinarios	13.317.387.334
Gestión Fiscal	2.763.273.383
Otras Fuentes de Financiamiento	3.799.003.911
Recursos Financieros	**1.655.018.292**
Activos Financieros	1.655.018.292
Disminución de Caja y Bancos	1.655.018.292
TOTAL	**21.734.682.920**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**19.818.676.626**
Gastos de Consumo	13.284.475.675
Gastos de Personal	12.449.356.245
Materiales y Suministros	311.266.689
Servicios no Personales	523.852.741
Otros Gastos Corrientes	6.534.200.951
Transferencias	6.534.200.951
Gastos de Capital	**260.988.002**
Adquisición de Maquinarias, Equipos e Inmuebles	169.000.000
Otros Activos Reales	91.988.002
Aplicaciones Financieras	**1.655.018.292**
Pasivos Financieros	1.655.018.292
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.655.018.292
TOTAL	**21.734.682.920**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	13.468
Egresados	Egresado	2.108

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	644	4.934.329.190
- Directivo	3	71.934.532
- Profesional y Técnico	91	658.888.501
- Personal Administrativo	127	431.634.388
- Personal Docente	174	2.592.703.670
- Obrero	249	1.179.168.099
Personal Contratado	234	1.233.589.928
- Empleado (*)	232	1.225.615.884
- Obrero	2	7.974.044
Personal Fijo a Tiempo Parcial	34	137.880.005
- Profesional y Técnico	2	7.911.797
- Personal Docente	32	129.968.208
TOTAL	**912**	**6.305.799.123**

(*) Incluye 230 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	90	276.583.932
IV	258.401 - 308.400		
V	308.401 - 358.400	69	278.433.420
VI	358.401 - 408.400		
VII	408.401 - 458.400	230	1.209.411.288
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	93	673.385.543
XI	608.401 - 658.400		
XII	658.401 - 708.400	2	16.204.596
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	177	2.664.638.201
	TOTAL	**661**	**5.118.656.980**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	198	876.396.241
VII	408.401 - 458.400		
VIII	458.401 - 508.400	53	310.745.902
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**251**	**1.187.142.143**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	153	6.220.996.707
Jubilado	143	5.838.149.196
Pensionado	10	382.847.511
Obrero	29	178.204.245
Jubilado	29	178.204.245
Pensionado		
TOTAL	**182**	**6.399.200.952**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	21.563.357.585
02	Investigación y Post- Grado	110.662.667
03	Extensión y Producción	60.662.668
	TOTAL	**21.734.682.920**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	12.449.356.245
4.02	Materiales y Suministros	311.266.689
4.03	Servicios no Personales	523.852.741
4.04	Activos Reales	260.988.002
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.655.018.292
4.07	Transferencias	6.534.200.951
	TOTAL	**21.734.682.920**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	20.079.664.628
Ingresos Ordinarios	200.000.000
Ingresos no Tributarios	50.000.000
Venta de Bienes y Servicios	50.000.000
Ingresos de la Propiedad	150.000.000
Intereses por Dinero en Depósitos	150.000.000
Transferencias Para Financiar Gastos Corrientes	19.879.664.628
Aporte del Ejecutivo Nacional	19.879.664.628
Recursos Ordinarios	13.317.387.334
Gestión Fiscal	2.763.273.383
Otras Fuentes de Financiamiento	3.799.003.911
B. Gastos Corrientes	19.818.676.626
Gastos de Consumo	13.284.475.675
Gastos de Personal	12.449.356.245
Materiales y Suministros	311.266.689
Servicios no Personales	523.852.741
Otros Gastos Corrientes	6.534.200.951
Transferencias	6.534.200.951
C. Resultado Económico: Ahorro	260.988.002
II. Cuenta de Capital	
A. Recursos de Capital	260.988.002
Ahorro en la Cuenta Corriente	260.988.002
B. Gastos de Capital	260.988.002
Adquisición de Maquinarias, Equipos e Inmuebles	169.000.000
Otros Activos Reales	91.988.002
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	1.655.018.292
Activos Financieros	1.655.018.292
Disminución de Caja y Bancos	1.655.018.292
B. Aplicaciones Financieras	1.655.018.292
Pasivos Financieros	1.655.018.292
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.655.018.292

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Ejido, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Ejido, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**10.774.403.333**
Ingresos Ordinarios	35.000.000
Ingresos no Tributarios	20.000.000
Venta de Bienes y Servicios	20.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósito	15.000.000
Transferencias para Financiar Gastos Corrientes	10.739.403.333
Aporte Ejecutivo Nacional	10.739.403.333
Recursos Ordinarios	7.194.326.293
Gestión Fiscal	1.492.777.063
Otras Fuentes de Financiamiento	2.052.299.977
Recursos Financieros	**550.000.000**
Activos Financieros	550.000.000
Disminución de Caja y Bancos	550.000.000
TOTAL	**11.324.403.333**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**10.600.956.897**
Gastos de Consumo	9.600.502.599
Gastos de Personal	8.852.002.494
Materiales y Suministros	296.318.201
Servicios no Personales	452.181.904
Otros Gastos Corrientes	1.000.454.298
Transferencias	1.000.454.298
Gastos de Capital	**173.446.436**
Adquisición de Maquinarias, Equipos e Inmuebles	97.928.436
Obras de Infraestructura	33.002.400
Activos Intangibles	5.000.000
Otros Activos Reales	37.515.600

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Aplicaciones Financieras	**550.000.000**
Pasivos Financieros	550.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	90.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	100.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	275.000.000
Disminución de Otras Cuentas y Efectos a Pagar	85.000.000
TOTAL	**11.324.403.333**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.439
Egresados	Egresado	497

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	268	2.784.996.022
- Directivo	5	132.553.596
- Profesional y Técnico	55	419.937.552
- Personal Administrativo	60	218.321.196
- Personal Docente	81	1.708.152.730
- Obrero	67	306.030.948
Personal Contratado	260	1.759.989.360
- Empleado (*)	260	1.759.989.360
Personal Fijo a Tiempo Parcial	7	23.863.488
- Obrero	7	23.863.488
TOTAL	**535**	**4.568.848.870**

(*) Incluye 234 cargos del personal docente.

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	5	8.825.376
II	190.081 - 208.400	9	21.276.864
III	208.401 - 258.400	31	90.892.056
IV	258.401 - 308.400	23	79.072.512
V	308.401 - 358.400	53	210.823.692
VI	358.401 - 408.400	61	275.584.428
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	30	189.321.624
X	558.401 - 608.400	25	174.902.136
XI	608.401 - 658.400	10	75.222.240
XII	658.401 - 708.400	3	24.549.588
XIII	708.401 - 758.400	7	62.216.196
XIV	758.401 - 808.400	4	38.025.480
XV	808.401 - 858.400	112	1.124.960.820
XVI	858.401 - 908.400	3	31.379.952
XVII	908.401 - MAS	85	1.831.901.470
	TOTAL	461	4.238.954.434

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	9	31.068.648
V	308.401 - 358.400	28	112.958.172
VI	358.401 - 408.400	16	73.422.204
VII	408.401 - 458.400	15	77.380.644
VIII	458.401 - 508.400	6	35.064.768
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		74	329.894.436

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	27	690.518.806
Jubilado	24	662.599.768
Pensionado	3	27.919.038
Obrero	1	4.654.713
Jubilado	1	4.654.713
TOTAL	**28**	**695.173.519**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	11.131.714.800
02	Investigación y Postgrado	137.172.971
03	Extensión y Producción	55.515.562
	TOTAL	**11.324.403.333**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.852.002.494
4.02	Materiales y Suministros	296.318.201
4.03	Servicios no Personales	452.181.904
4.04	Activos Reales	173.446.436
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	550.000.000
4.07	Transferencias	1.000.454.298
	TOTAL	**11.324.403.333**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.774.403.333**
Ingresos Ordinarios	35.000.000
Ingresos no Tributarios	20.000.000
Venta de Bienes y Servicios	20.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósito	15.000.000
Transferencias Para Financiar Gastos Corrientes	10.739.403.333
Aporte Ejecutivo Nacional	10.739.403.333
Recursos Ordinarios	7.194.326.293
Gestión Fiscal	1.492.777.063
Otras Fuentes de Financiamiento	2.052.299.977
B. Gastos Corrientes	**10.600.956.897**
Gastos de Consumo	9.600.502.599
Gastos de Personal	8.852.002.494
Materiales y Suministros	296.318.201
Servicios no Personales	452.181.904
Otros Gastos Corrientes	1.000.454.298
Transferencias	1.000.454.298
C. Resultado Económico: Ahorro	**173.446.436**
II. Cuenta de Capital	
A. Recursos de Capital	**173.446.436**
Ahorro en la Cuenta Corriente	173.446.436
B. Gastos de Capital	**173.446.436**
Adquisición de Maquinarias, Equipos e Inmuebles	97.928.436
Obras de Infraestructura - Estudios y Proyectos	33.002.400
Activos Intangibles	5.000.000
Otros Activos Reales	37.515.600
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**550.000.000**
Activos Financieros	550.000.000
Disminución de Caja y Bancos	550.000.000
B. Aplicaciones Financieras	**550.000.000**
Pasivos Financieros	550.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	90.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	100.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	275.000.000
Disminución de Otras Cuentas y Efectos a Pagar	85.000.000

A0035

Instituto Universitario de Tecnología de
Yaracuy

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Yaracuy, es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnico Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Centro-Occidental, en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Estado Yaracuy, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad.

Entre sus objetivos cabe destacar.

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión , fortaleciendo los procesos de cambio de la institución y del país.

- Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definitivos en el marco de las políticas académicas, serán orientadas, y operativizadas, por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado con otras instituciones de educación superior, entre otras.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran: Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado, generación, gestión y transferencia de conocimientos y tecnología competitiva de área de investigación competitiva, sistema integrador postgrado -investigación, dotación de la infraestructura tecnológica para la investigación y desarrollo de un base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**10.222.334.814**
Ingresos Ordinarios	13.150.000
Ingresos no Tributarios	8.150.000
Venta de Bienes y Servicios	8.150.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósitos	5.000.000
Transferencias para Financiar Gastos Corrientes	10.209.184.814
Aporte del Ejecutivo Nacional	10.207.086.614
Recursos Ordinarios	6.837.727.323
Gestión Fiscal	1.418.785.039
Otras Fuentes de Financiamiento	1.950.574.252
Aporte de Gobiernos Estadales	2.098.200
Recursos Financieros	**400.002.950**
Activos Financieros	400.002.950
Disminución de Caja y Bancos	400.002.950
TOTAL	**10.622.337.764**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**10.217.334.814**
Gastos de Consumo	7.832.141.331
Gastos de Personal	7.191.162.944
Materiales y Suministros	235.678.034
Servicios no Personales	405.300.353
Otros Gastos Corrientes	2.385.193.483
Transferencias	2.385.193.483
Gastos de Capital	**70.002.950**
Adquisición de Maquinarias, Equipos e Inmuebles	20.002.750
Obras de Infraestructura	50.000.200
Aplicaciones Financieras	**335.000.000**
Pasivos Financieros	335.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	70.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	65.000.000
Disminución ... agar	110.000.000
Disminución ...	90.000.000
TOTAL	**10.622.337.764**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	3.467
Egresados	Egresado	529

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	326	2.534.065.092
- Directivo	4	110.087.256
- Profesional y Técnico	65	482.381.004
- Personal Administrativo	60	222.353.376
- Personal Docente	86	1.206.264.504
- Obrero	111	512.978.952
Personal Contratado	158	784.718.088
- Empleado (*)	158	784.718.088
Personal Fijo a Tiempo Parcial	23	87.800.976
- Personal Docente	23	87.800.976
TOTAL	**507**	**3.406.584.156**

(*) Corresponde a cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	42	137.133.612
V	308.401 - 358.400	113	437.526.948
VI	358.401 - 408.400	2	9.374.700
VII	408.401 - 458.400	15	79.365.696
VIII	458.401 - 508.400	19	106.975.344
IX	508.401 - 558.400		
X	558.401 - 608.400	46	323.136.564
XI	608.401 - 658.400	23	174.684.564
XII	658.401 - 708.400	30	248.256.048
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	32	310.364.388
XV	808.401 - 858.400	2	19.546.200
XVI	858.401 - 908.400		
XVII	908.401 - MAS	72	1.047.241.140
TOTAL		**396**	**2.893.605.204**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	44	184.109.496
VI	358.401 - 408.400	61	293.645.137
VII	408.401 - 458.400		
VIII	458.401 - 508.400	6	35.224.319
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**111**	**512.978.952**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	68	2.011.942.973
Jubilado	62	1.920.950.807
Pensionado	6	90.992.166
Obrero	38	260.417.473
Jubilado	34	234.879.468
Pensionado	4	25.538.005
TOTAL	**106**	**2.272.360.446**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	10.578.629.474
02	Investigación y Postgrado	16.703.340
03	Extensión y Producción	27.004.950
	TOTAL	**10.622.337.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	7.191.162.944
4.02	Materiales y Suministros	235.678.034
4.03	Servicios no Personales	405.300.353
4.04	Activos Reales	70.002.950
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	335.000.000
4.07	Transferencias	2.385.193.483
	TOTAL	**10.622.337.764**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.222.334.814**
Ingresos Ordinarios	13.150.000
Ingresos no Tributarios	8.150.000
Venta de Bienes y Servicios	8.150.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósitos	5.000.000
Transferencias para Financiar Gastos Corrientes	10.209.184.814
Aporte del Ejecutivo Nacional	10.207.086.614
Recursos Ordinarios	6.837.727.323
Gestión Fiscal	1.418.785.039
Otras Fuentes de Financiamiento	1.950.574.252
Aporte de Gobiernos Estadales	2.098.200
B. Gastos Corrientes	**10.217.334.814**
Gastos de Consumo	7.832.141.331
Gastos de Personal	7.191.162.944
Materiales y Suministros	235.678.034
Servicios no Personales	405.300.353
Otros Gastos Corrientes	2.385.193.483
Transferencias	2.385.193.483
C. Resultado Económico: Ahorro	**5.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**5.000.000**
Ahorro en la Cuenta Corriente	5.000.000
B. Gastos de Capital	**70.002.950**
Adquisición de Maquinarias, Equipos e Inmuebles	20.002.750
Obras de Infraestructura - Estudios y Proyectos	50.000.200
C. Resultado Financiero: Déficit	**65.002.950**
III. Cuenta Financiera	
A. Recursos Financieros	**400.002.950**
Activos Financieros	400.002.950
Disminución de Caja y Bancos	400.002.950
B. Aplicaciones Financieras	**400.002.950**
Pasivos Financieros	335.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	70.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	65.000.000
Disminución de Otras Cuentas y Efectos a Pagar	110.000.000
Disminución de Otros Pasivos Circulantes	90.000.000
Déficit Financiero	65.002.950

A0036

Instituto Universitario de Tecnología
de Puerto Cabello

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Puerto Cabello, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente, para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Puerto Cabello, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación.

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno, a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad institutosociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación institutocomunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**9.468.484.958**
Ingresos Ordinarios	50.200.000
Ingresos no Tributarios	30.200.000
Venta de Bienes y Servicios	30.200.000
Ingresos de la Propiedad	20.000.000
Intereses por Dinero en Depósito	20.000.000
Transferencias para Financiar Gastos Corrientes	9.418.284.958
Aporte del Ejecutivo Nacional	9.418.284.958
Recursos Ordinarios	6.309.309.093
Gestión Fiscal	1.309.141.609
Otras Fuentes de Financiamiento	1.799.834.256
Recursos Financieros	**145.649.845**
Activos Financieros	145.649.845
Disminución de Caja y Bancos	145.649.845
TOTAL	**9.614.134.803**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**9.034.983.978**
Gastos de Consumo	8.022.532.306
Gastos de Personal	6.966.659.182
Materiales y Suministros	234.271.924
Servicios no Personales	821.601.200
Otros Gastos Corrientes	1.012.451.672
Transferencias	1.012.451.672
Gastos de Capital	**483.120.000**
Adquisición de Maquinarias, Equipos e Inmuebles	227.120.000
Obras de Infraestructura	216.000.000
Activos Intangibles	4.000.000
Otros Activos Reales	36.000.000
Aplicaciones Financieras	**96.030.825**
Pasivos Financieros	96.030.825
Disminución de Cuentas y Efectos a Pagar a Proveedores	14.250.000
Disminución de Cuentas a Pagar por Retenciones Laborales	12.004.500
Disminución de Otras Cuentas y Efectos a Pagar	69.776.325
TOTAL	**9.614.134.803**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	4.917
Egresados	Egresado	292

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	284	3.022.834.289
- Directivo	3	81.584.616
- Profesional y Técnico	52	410.779.211
- Personal Administrativo	47	170.569.296
- Personal Docente	109	1.995.083.388
- Obrero	73	364.817.778
Personal Contratado	86	564.756.312
- Empleado (*)	86	564.756.312
Personal Fijo a Tiempo Parcial	8	59.680.560
- Personal Docente	8	59.680.560
TOTAL	**378**	**3.647.271.161**

(*) Corresponde a cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	26	86.864.328
V	308.401 - 358.400	20	78.579.648
VI	358.401 - 408.400		
VII	408.401 - 458.400	1	5.125.320
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	32	226.011.243
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	14	121.077.558
XIV	758.401 - 808.400		
XV	808.401 - 858.400	8	80.628.829
XVI	858.401 - 908.400		
XVII	908.401 - MAS	110	2.684.166.457
TOTAL		**211**	**3.282.453.383**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	167	364.817.778
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**167**	**364.817.778**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	20	685.573.603
Jubilado	20	685.573.603
Pensionado		
Obrero	20	1(?)
Jubilado	20	
Pensionado		
TOTAL	**40**	**794.730.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formacion de Técnicos Superiores Universitarios	9.368.334.803
02	Investigación y Postgrado	130.000.000
03	Extensión y Producción	115.800.000
	TOTAL	**9.614.134.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	6.966.659.182
4.02	Materiales y Suministros	234.271.924
4.03	Servicios no Personales	821.601.200
4.04	Activos Reales	483.120.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	96.030.825
4.07	Transferencias	1.012.451.672
	TOTAL	**9.614.134.803**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.468.484.958**
Ingresos Ordinarios	50.200.000
Ingresos no Tributarios	30.200.000
Venta de Bienes y Servicios	30.200.000
Ingresos de la Propiedad	20.000.000
Intereses por Dinero en Depósito	20.000.000
Transferencias para Financiar Gastos Corrientes	9.418.284.958
Aporte del Ejecutivo Nacional	9.418.284.958
Recursos Ordinarios	6.309.309.093
Gestión Fiscal	1.309.141.609
Otras Fuentes de Financiamiento	1.799.834.256
B. Gastos Corrientes	**9.034.983.978**
Gastos de Consumo	8.022.532.306
Gastos de Personal	6.966.659.182
Materiales y Suministros	234.271.924
Servicios no Personales	821.601.200
Otros Gastos Corrientes	1.012.451.672
Transferencias	1.012.451.672
C. Resultado Económico: Ahorro	**433.500.980**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**433.500.980**
Ahorro en la Cuenta Corriente	433.500.980
B. Gastos de Capital	**483.120.000**
Adquisición de Maquinarias, Equipos e Inmuebles	227.120.000
Obras de Infraestructura - Estudios y Proyectos	216.000.000
Activos Intangibles	4.000.000
Otros Activos Reales	36.000.000
C. Resultado Financiero: Déficit	**49.619.020**
III. Cuenta Financiera	
A. Recursos Financieros	**145.649.845**
Activos Financieros	145.649.845
Disminución de Caja y Bancos	145.649.845
B. Aplicaciones Financieras	**145.649.845**
Pasivos Financieros	96.030.825
Disminución de Cuentas y Efectos a Pagar a Proveedores	14.250.000
Disminución de Cuentas a Pagar por Retenciones Laborales	12.004.500
Disminución de Otras Cuentas y Efectos a Pagar	69.776.325
Déficit Financiero	49.619.020

A0038

Instituto Universitario de Tecnología de
Valencia

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Valencia, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Valencia, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**10.807.253.031**
Ingresos Ordinarios	112.700.000
Ingresos no Tributarios	69.700.000
Venta de Bienes y Servicios	69.700.000
Ingresos de la Propiedad	43.000.000
Intereses por Dinero en Depósito	43.000.000
Transferencias para Financiar Gastos Corrientes	10.694.553.031
Aporte del Ejecutivo Nacional	10.694.553.031
Recursos Ordinarios	7.164.281.075
Gestión Fiscal	1.486.542.871
Otras Fuentes de Financiamiento	2.043.729.085
Recursos Financieros	**921.328.938**
Activos Financieros	921.328.938
Disminución de Caja y Bancos	921.328.938
TOTAL	**11.728.581.969**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

(En Bolívares) Denominación	Presupuesto 2003
Gastos Corrientes	**10.764.853.031**
Gastos de Consumo	9.039.639.840
Gastos de Personal	7.649.997.075
Materiales y Suministros	296.267.265
Servicios no Personales	1.093.375.500
Otros Gastos Corrientes	1.725.213.191
Transferencias	1.725.213.191
Gastos de Capital	**269.400.000**
Adquisición de Maquinarias, Equipos e Inmuebles	259.400.000
Activos Intangibles	10.000.000
Aplicaciones Financieras	**694.328.938**
Pasivos Financieros	694.328.938
Disminución de Cuentas y Efectos a Pagar a Proveedores	152.394.495
Disminución de Otras Cuentas y Efectos a Pagar	538.934.443
Disminución de Otros Pasivos Circulantes	3.000.000
TOTAL	**11.728.581.969**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	3.893
Egresados	Egresado	242

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	303	3.024.137.917
- Directivo	3	83.720.524
- Profesional y Técnico	41	334.946.751
- Personal Administrativo	58	197.807.916
- Personal Docente	134	2.073.636.092
- Obrero	67	334.026.634
Personal Contratado	139	735.192.928
- Empleado (*)	137	731.727.294
- Obrero	2	3.465.634
Personal Fijo a Tiempo Parcial	23	109.882.767
- Profesional y Técnico	2	9.654.730
- Personal Docente	21	100.228.037
TOTAL	**465**	**3.869.213.612**

(*) Incluye 130 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	6	18.534.168
IV	258.401 - 308.400	51	168.032.712
V	308.401 - 358.400	91	348.561.258
VI	358.401 - 408.400	16	73.696.431
VII	408.401 - 458.400	5	26.416.620
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	27	189.498.820
XI	608.401 - 658.400	13	98.388.210
XII	658.401 - 708.400	5	41.390.570
XIII	708.401 - 758.400	36	314.570.730
XIV	758.401 - 808.400	20	189.907.960
XV	808.401 - 858.400	19	194.750.395
XVI	858.401 - 908.400		
XVII	908.401 - MAS	107	1.867.973.470
TOTAL		**396**	**3.531.721.344**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	2	3.465.634
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	42	192.355.845
VII	408.401 - 458.400	8	40.977.088
VIII	458.401 - 508.400	12	69.346.137
IX	508.401 - 558.400	5	31.347.564
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**69**	**337.492.268**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	43	1.398.764.474
Jubilado	43	1.398.764.474
Obrero	15	92.773.307
Jubilado	9	65.076.533
Pensionado	6	27.696.774
TOTAL	58	**1.491.537.781**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	11.552.181.969
02	Investigación y Post- Grado	99.500.000
03	Extensión y Producción	76.900.000
	TOTAL	**11.728.581.969**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	7.649.997.075
4.02	Materiales y Suministros	296.267.265
4.03	Servicios no Personales	1.093.375.500
4.04	Activos Reales	269.400.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	694.328.938
4.07	Transferencias	1.725.213.191
	TOTAL	**11.728.581.969**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.807.253.031**
Ingresos Ordinarios	112.700.000
Ingresos no Tributarios	69.700.000
Venta de Bienes y Servicios	69.700.000
Ingresos de la Propiedad	43.000.000
Intereses por Dinero en Depósito	43.000.000
Transferencias para Financiar Gastos Corrientes	10.694.553.031
Aporte del Ejecutivo Nacional	10.694.553.031
Recursos Ordinarios	7.164.281.075
Gestión Fiscal	1.486.542.871
Otras Fuentes de Financiamiento	2.043.729.085
B. Gastos Corrientes	**10.764.853.031**
Gastos de Consumo	9.039.639.840
Gastos de Personal	7.649.997.075
Materiales y Suministros	296.267.265
Servicios no Personales	1.093.375.500
Otros Gastos Corrientes	1.725.213.191
Transferencias	1.725.213.191
C. Resultado Económico: Ahorro	**42.400.000**
II. Cuenta de Capital	
A. Recursos de Capital	**42.400.000**
Ahorro en la Cuenta Corriente	42.400.000
B. Gastos de Capital	**269.400.000**
Adquisición de Maquinarias, Equipos e Inmuebles	259.400.000
Activos Intangibles	10.000.000
C. Resultado Financiero: Déficit	**227.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**921.328.938**
Activos Financieros	921.328.938
Disminución de Caja y Bancos	921.328.938
B. Aplicaciones Financieras	**921.328.938**
Pasivos Financieros	694.328.938
Disminución de Cuentas y Efectos a Pagar a Proveedores	540.991.493
Disminución de Otras Cuentas y Efectos a Pagar	150.337.445
Disminución de Otros Pasivos Circulantes	3.000.000
Déficit Financiero	227.000.000

A0039

Instituto Universitario de Tecnología
del Estado Trujillo

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología del Estado Trujillo, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología Don Rómulo Betancourt, en Trujillo, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

* Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

* Generación, gestión y transferencia de conocimientos y tecnología competitiva.

* Identificación de área de investigación competitiva.

* Sistema integrador post-grado-investigación

* Dotación de la infraestructura tecnológica para la investigación.

* Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución -Sociedad.

Entre sus proyectos maestros están:

* Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

* Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación–acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

INSTITUTO UNIVERSITARIO DE TECNOLOGIA DEL ESTADO   LEY DE PRESUPUESTO 2003
TRUJILLO.

A0039-3

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**13.941.310.433**
Ingresos Ordinarios	26.000.000
Ingresos no Tributarios	23.000.000
Venta de Bienes y Servicios	23.000.000
Ingresos de la Propiedad	3.000.000
Intereses por Dinero en Depósitos	3.000.000
Transferencias para Financiar Gastos Corrientes	13.915.310.433
Aporte del Ejecutivo Nacional	13.915.310.433
Recursos Ordinarios	9.321.866.459
Gestión Fiscal	1.934.228.150
Otras Fuentes de Financiamiento	2.659.215.824
Recursos Financieros	**827.150.727**
Activos Financieros	827.150.727
Disminución de Caja y Bancos	827.150.727
TOTAL	**14.768.461.160**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**13.259.665.433**
Gastos de Consumo	12.331.773.896
Gastos de Personal	10.499.018.896
Materiales y Suministros	341.755.000
Servicios no Personales	1.491.000.000
Otros Gastos Corrientes	927.891.537
Transferencias	927.891.537
Gastos de Capital	**681.645.000**
Adquisición de Maquinarias, Equipos e Inmuebles	483.000.000
Obras de Infraestructura	67.145.000
Activos Intangibles	8.000.000
Otros Activos Reales	123.500.000
Aplicaciones Financieras	**827.150.727**
Pasivos Financieros	827.150.727
Disminución de Cuentas a Pagar por Retenciones Laborales	368.506.240
Disminución de Otras Cuentas y Efectos a Pagar	458.644.487
TOTAL	**14.768.461.160**

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO   LEY DE PRESUPUESTO 2003
TRUJILLO.

A0039 - 4

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.933
Egresados	Egresado	623

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	395	4.065.218.206
- Directivo	3	61.096.019
- Profesional y Técnico	85	679.559.153
- Personal Administrativo	80	285.619.920
- Personal Docente	189	2.850.653.880
- Obrero	38	188.289.234
Personal Contratado	139	949.413.882
- Empleado (*)	134	928.969.056
- Obrero	5	20.444.826
Personal Fijo a Tiempo Parcial	7	65.069.436
- Personal Docente	7	65.069.436
TOTAL	**541**	**5.079.701.524**

(*) Incluye 112 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	10	30.354.228
IV	258.401 - 308.400	51	169.343.712
V	308.401 - 358.400	38	144.726.420
VI	358.401 - 408.400	6	26.612.016
VII	408.401 - 458.400	6	30.327.324
VIII	458.401 - 508.400		
IX	508.401 - 558.400	1	6.256.032
X	558.401 - 608.400	78	547.357.349
XI	608.401 - 658.400	29	223.209.085
XII	658.401 - 708.400	55	456.338.854
XIII	708.401 - 758.400	22	191.067.680
XIV	758.401 - 808.400	7	65.952.714
XV	808.401 - 858.400	20	202.082.184
XVI	858.401 - 908.400	14	145.971.971
XVII	908.401 - MAS	161	2.631.367.894
TOTAL		**498**	**4.870.967.463**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	2	7.396.615
V	308.401 - 358.400	9	37.288.017
VI	358.401 - 408.400	15	69.539.574
VII	408.401 - 458.400	10	52.920.428
VIII	458.401 - 508.400	7	41.589.427
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**43**	**208.734.061**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	23	706.045.826
Jubilado	19	676.587.920
Pensionado	4	29.457.906
Obrero	7	43.845.711
Jubilado	5	30.715.133
Pensionado	2	13.130.578
TOTAL	30	749.891.537

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	14.492.361.160
02	Investigación y Post-Grado	185.550.000
03	Extensión y Producción	90.550.000
	TOTAL	14.768.461.160

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	10.499.018.896
4.02	Materiales y Suministros	341.755.000
4.03	Servicios no Personales	1.491.000.000
4.04	Activos Reales	681.645.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	827.150.727
4.07	Transferencias	927.891.537
	TOTAL	14.768.461.160

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.941.310.433**
Ingresos Ordinarios	26.000.000
Ingresos no Tributarios	23.000.000
Venta de Bienes y Servicios	23.000.000
Ingresos de la Propiedad	3.000.000
Ingresos por Dinero en Depósitos	3.000.000
Transferencias para Financiar Gastos Corrientes	13.915.310.433
Aporte del Ejecutivo Nacional	13.915.310.433
Recursos Ordinarios	9.321.866.459
Gestión Fiscal	1.934.228.150
Otras Fuentes de Financiamiento	2.659.215.824
B. Gastos Corrientes	**13.259.665.433**
Gastos de Consumo	12.331.773.896
Gastos de Personal	10.499.018.896
Materiales y Suministros	341.755.000
Servicios no Personales	1.491.000.000
Otros Gastos Corrientes	927.891.537
Transferencias	927.891.537
C. Resultado Económico: Ahorro	**681.645.000**
II. Cuenta de Capital	
A. Recursos de Capital	**681.645.000**
Ahorro en la Cuenta Corriente	681.645.000
B. Gastos de Capital	**681.645.000**
Adquisición de Maquinarias, Equipos e Inmuebles	483.000.000
Obras de Infraestructura - Estudios y Proyectos	67.145.000
Activos Intangibles	8.000.000
Otros Activos Reales	123.500.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**827.150.727**
Activos Financieros	827.150.727
Disminución de Caja y Bancos	827.150.727
B. Aplicaciones Financieras	**827.150.727**
Pasivos Financieros	827.150.727
Disminución de Cuentas a Pagar por Retenciones Laborales	368.506.240
Disminución de Otras Cuentas y Efectos a Pagar	458.644.487

A0040
Instituto Universitario de Tecnología
José Antonio Anzoátegui, El tigre

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología José Antonio Anzoátegui, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad institutosociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**15.194.765.157**
Ingresos Ordinarios	126.591.809
Ingresos no Tributarios	110.150.781
Venta de Bienes y Servicios	110.150.781
Ingresos de la Propiedad	16.441.028
Intereses por Dinero en Depósitos	16.441.028
Transferencias para Financiar Gastos Corrientes	15.068.173.348
Aporte del Ejecutivo Nacional	15.068.173.348
Recursos Ordinarios	10.094.169.326
Gestión Fiscal	2.094.476.095
Otras Fuentes de Financiamiento	2.879.527.927
Recursos Financieros	**774.299.074**
Activos Financieros	774.299.074
Disminución de Caja y Bancos	774.299.074
TOTAL	**15.969.064.231**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**15.049.453.941**
Gastos de Consumo	13.949.093.642
Gastos de Personal	13.099.645.342
Materiales y Suministros	331.647.180
Servicios no Personales	517.801.120
Otros Gastos Corrientes	1.100.360.299
Transferencias	1.100.360.299
Gastos de Capital	**145.311.216**
Adquisición de Maquinarias, Equipos e Inmuebles	85.311.204
Obras de Infraestructura	36.000.000
Activos Intangibles	5.000.000
Otros Activos Reales	19.000.012
Aplicaciones Financieras	**774.299.074**
Pasivos Financieros	774.299.074
Disminución de Otros Pasivos Circulantes	774.299.074
TOTAL	**15.969.064.231**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	9.881
Egresados	Egresado	770

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	651	6.163.143.930
- Directivo	3	81.971.000
- Profesional y Técnico	58	447.709.715
- Personal Administrativo	122	407.390.460
- Personal Docente	291	4.398.942.880
- Obrero	177	827.129.875
Personal Contratado	80	525.857.136
- Empleado (*)	80	525.857.136
Personal Fijo a Tiempo Parcial	15	70.507.548
- Personal Docente	15	70.507.548
TOTAL	**746**	**6.759.508.614**

(*) Corresponde a cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	146	459.432.628
V	308.401 - 358.400	22	88.148.520
VI	358.401 - 408.400	5	24.416.230
VII	408.401 - 458.400	6	31.836.758
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	54	387.302.181
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	45	415.873.690
XV	808.401 - 858.400	40	395.699.373
XVI	858.401 - 908.400	18	185.343.786
XVII	908.401 - MAS	233	3.944.325.573
	TOTAL	**569**	**5.932.378.739**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	89	369.719.771
VI	358.401 - 408.400		
VII	408.401 - 458.400	68	345.159.780
VIII	458.401 - 508.400	20	112.250.324
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
	908.401 - MAS		
TOTAL		**177**	**827.129.875**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	27	870.756.664
Jubilado	23	779.393.426
Pensionado	4	91.363.238
Obrero	18	133.124.136
Jubilado	18	133.124.136
TOTAL	**45**	**1.003.880.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	15.836.563.231
02	Investigación y Post-Grado	70.001.000
03	Extensión y Producción	62.500.000
	TOTAL	15.969.064.231

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	13.099.645.342
4.02	Materiales y Suministros	331.647.180
4.03	Servicios no Personales	517.801.120
4.04	Activos Reales	145.311.216
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	774.299.074
4.07	Transferencias	1.100.360.299
	TOTAL	15.969.064.231

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.194.765.157**
Ingresos Ordinarios	126.591.809
Ingresos no Tributarios	110.150.781
Venta de Bienes y Servicios	110.150.781
Ingresos de la Propiedad	16.441.028
Intereses por Dinero en Depósitos	16.441.028
Transferencias para Financiar Gastos Corrientes	15.068.173.348
Aporte del Ejecutivo Nacional	15.068.173.348
Recursos Ordinarios	10.094.169.326
Gestión Fiscal	2.094.476.095
Otras Fuentes de Financiamiento	2.879.527.927
B. Gastos Corrientes	**15.049.453.941**
Gastos de Consumo	13.949.093.642
Gastos de Personal	13.099.645.342
Materiales y Suministros	331.647.180
Servicios no Personales	517.801.120
Otros Gastos Corrientes	1.100.360.299
Transferencias	1.100.360.299
C. Resultado Económico: Ahorro	**145.311.216**
II. Cuenta de Capital	
A. Recursos de Capital	**145.311.216**
Ahorro en la Cuenta Corriente	145.311.216
B. Gastos de Capital	**145.311.216**
Adquisición de Maquinarias, Equipos e Inmuebles	85.311.204
Obras de Infraestructura - Estudios y Proyectos	36.000.000
Activos Intangibles	5.000.000
Otros Activos Reales	19.000.012
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**774.299.074**
Activos Financieros	774.299.074
Disminución de Caja y Bancos	774.299.074
B. Aplicaciones Financieras	774.299.074
Pasivos Financieros	
Disminución de Otros Pasivos Circulantes	774.299.074

A0041
Instituto Universitario Experimental de
Tecnología de la Victoria

POLÍTICA PRESUPUESTARIA

El Instituto Universitario Experimental de Tecnología de la Victoria, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario Experimental de Tecnología de la Victoria, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**9.910.015.172**
Ingresos Ordinarios	200.000.000
Ingresos no Tributarios	25.000.000
Venta de Bienes y Servicios	25.000.000
Ingresos de la Propiedad	175.000.000
Intereses por Dinero en Depósitos	175.000.000
Transferencias para Financiar Gastos Corrientes	9.710.015.172
Aporte del Ejecutivo Nacional	9.710.015.172
Recursos Ordinarios	6.504.739.164
Gestión Fiscal	1.349.692.109
Otras Fuentes de Financiamiento	1.855.583.899
Recursos Financieros	**1.546.501.561**
Activos Financieros	1.546.501.561
Disminución de Caja y Bancos	1.546.501.561
TOTAL	**11.456.516.733**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**9.910.015.172**
Gastos de Consumo	8.973.584.294
Gastos de Personal	7.868.221.294
Materiales y Suministros	265.400.000
Servicios no Personales	839.963.000
Otros Gastos Corrientes	936.430.878
Transferencias	936.430.878
Gastos de Capital	**1.000.000.000**
Otros Activos Reales	1.000.000.000
Aplicaciones Financieras	**546.501.561**
Pasivos Financieros	546.501.561
Servicio de la Deuda Pública y Disminución de Otros Pasivos	546.501.561
TOTAL	**11.456.516.733**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	8.178
Egresados de Pre-Grado	Egresado	305
Matrícula de Post-Grado	Alumno	465
Egresados de Post-Grado	Egresado	60

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	336	3.085.431.492
- Directivo	3	57.013.872
- Profesional y Técnico	62	489.521.451
- Personal Administrativo	52	197.735.364
- Personal Docente	117	1.828.125.152
- Obrero	102	513.035.653
Personal Contratado	103	709.990.476
- Empleado (*)	103	709.990.476
Personal Fijo a Tiempo Parcial	17	72.586.692
- Personal Administrativo	10	38.952.468
- Personal Docente	7	33.634.224
TOTAL	456	3.868.008.660

(*) Incluye 92 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	11	15.572.640
II	190.081 - 208.400		
III	208.401 - 258.400	5	15.110.148
IV	258.401 - 308.400	30	101.484.540
V	308.401 - 358.400	38	150.609.984
VI	358.401 - 408.400	13	61.813.692
VII	408.401 - 458.400	4	21.133.296
VIII	458.401 - 508.400	1	5.680.548
IX	508.401 - 558.400	11	70.861.584
X	558.401 - 608.400	20	140.447.496
XI	608.401 - 658.400	35	266.662.392
XII	658.401 - 708.400	9	74.193.864
XIII	708.401 - 758.400	30	266.759.424
XIV	758.401 - 808.400	15	140.303.640
XV	808.401 - 858.400	6	60.621.984
XVI	858.401 - 908.400	18	189.759.543
XVII	908.401 - MAS	108	1.773.958.232
TOTAL		**354**	**3.354.973.007**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	65	301.375.435
VII	408.401 - 458.400		
VIII	458.401 - 508.400	28	155.078.127
IX	508.401 - 558.400	7	43.103.830
X	558.401 - 608.400	2	13.478.261
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**102**	**513.035.653**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	16	512.512.764
Jubilado	13	431.154.720
Pensionado	3	81.358.044
Obrero	9	46.219.727
Jubilado	5	26.733.195
Pensionado	4	19.486.532
TOTAL	**25**	**558.732.491**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	11.313.516.733
02	Investigación y Post-Grado	80.500.000
03	Extensión y Producción	62.500.000
	TOTAL	**11.456.516.733**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	7.868.221.294
4.02	Materiales y Suministros	265.400.000
4.03	Servicios no Personales	839.963.000
4.04	Activos Reales	1.000.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	546.501.561
4.07	Transferencias	936.430.878
	TOTAL	**11.456.516.733**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.910.015.172**
Ingresos Ordinarios	200.000.000
Ingresos no Tributarios	25.000.000
Venta de Bienes y Servicios	25.000.000
Ingresos de la Propiedad	175.000.000
Intereses por Dinero en Depósitos	175.000.000
Transferencias para Financiar Gastos Corrientes	9.710.015.172
Aporte del Ejecutivo Nacional	9.710.015.172
Recursos Ordinarios	6.504.739.164
Gestión Fiscal	1.349.692.109
Otras Fuentes de Financiamiento	1.855.583.899
B. Gastos Corrientes	**9.910.015.172**
Gastos de Consumo	8.973.584.294
Gastos de Personal	7.868.221.294
Materiales y Suministros	265.400.000
Servicios no Personales	839.963.000
Otros Gastos Corrientes	936.430.878
Transferencias	936.430.878
C. Resultado Económico: Equilibrio	
II. Cuenta de Capital	
B. Gastos de Capital	**1.000.000.000**
Otros Activos Reales	1.000.000.000
C. Resultado Financiero: Déficit	**1.000.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.546.501.561**
Activos Financieros	1.546.501.561
Disminución de Caja y Bancos	1.546.501.561
B. Aplicaciones Financieras	**1.546.501.561**
Pasivos Financieros	546.501.561
Servicio de la Deuda Pública y Disminución de Otros Pasivos	546.501.561
Déficit Financiero	1.000.000.000

A0042

Instituto Universitario de Tecnología
de Cabimas

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Cabimas, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Cabimas, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado -investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución -Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**18.449.034.078**
Ingresos Ordinarios	50.000.000
Ingresos no Tributarios	20.000.000
Venta de Bienes y Servicios	20.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósito	30.000.000
Transferencias para Financiar Gastos Corrientes	18.399.034.078
Aporte del Ejecutivo Nacional	18.399.034.078
Recursos Ordinarios	12.325.512.929
Gestión Fiscal	2.557.465.737
Otras Fuentes de Financiamiento	3.516.055.412
Recursos Financieros	**684.882.866**
Activos Financieros	684.882.866
Disminución de Caja y Bancos	684.882.866
TOTAL	**19.133.916.944**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIO NES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**18.178.252.689**
Gastos de Consumo	13.982.783.657
Gastos de Personal	12.890.856.570
Materiales y Suministros	232.260.000
Servicios no Personales	859.667.087
Otros Gastos Corrientes	4.195.469.032
Transferencias	4.195.469.032
Gastos de Capital	**270.781.389**
Adquisición de Maquinarias, Equipos e Inmuebles	270.781.389
Aplicaciones Financieras	**684.882.866**
Pasivos Financieros	684.882.866
Servicio de la Deuda Pública y Disminución de Otros Pasivos	684.882.866
TOTAL	**19.133.916.944**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	12.391
Egresados	Egresado	956

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	559	4.558.393.406
- Directivo	5	426.777.120
- Personal Administrativo	203	964.889.774
- Personal Docente	170	2.339.015.808
- Obrero	181	827.710.704
Personal Contratado	220	1.384.953.888
- Empleado (*)	200	1.313.562.540
- Obrero	20	71.391.348
Personal Fijo a Tiempo Parcial	12	69.427.812
- Personal Administrativo	4	15.699.412
- Personal Docente	8	53.728.400
TOTAL	791	6.012.775.106

(*) Incluye 173 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	99	265.078.728
IV	258.401 - 308.400		
V	308.401 - 358.400	31	122.846.104
VI	358.401 - 408.400		
VII	408.401 - 458.400	8	40.697.983
VIII	458.401 - 508.400	55	311.224.094
IX	508.401 - 558.400		
X	558.401 - 608.400	181	1.260.142.248
XI	608.401 - 658.400	18	135.646.465
XII	658.401 - 708.400	41	347.888.949
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	45	473.434.444
XVII	908.401 - MAS	112	2.156.714.039
TOTAL		590	5.113.673.054

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	69	153.556.621
II	190.081 - 208.400		
III	208.401 - 258.400	25	66.343.995
IV	258.401 - 308.400	20	71.391.348
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	23	130.555.644
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	64	477.254.444
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**201**	**899.102.052**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	115	2.927.283.030
Jubilado	99	2.891.882.297
Pensionado	16	35.400.733
Obrero	41	225.522.130
Jubilado	41	225.522.130
TOTAL	**156**	**3.152.805.160**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	19.071.726.944
02	Investigación y Post-grado	30.970.000
03	Extensión y Producción	31.220.000
	TOTAL	**19.133.916.944**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	12.890.856.570
4.02	Materiales y Suministros	232.260.000
4.03	Servicios no Personales	859.667.087
4.04	Activos Reales	270.781.389
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	684.882.866
4.07	Transferencias	4.195.469.032
	TOTAL	**19.133.916.944**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.449.034.078**
Ingresos Ordinarios	50.000.000
Ingresos no Tributarios	20.000.000
Venta de Bienes y Servicios	20.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósito	30.000.000
Transferencias para Financiar Gastos Corrientes	18.399.034.078
Aporte del Ejecutivo Nacional	18.399.034.078
Recursos Ordinarios	12.325.512.929
Gestión Fiscal	2.557.465.737
Otras Fuentes de Financiamiento	3.516.055.412
B. Gastos Corrientes	**18.178.252.689**
Gastos de Consumo	13.982.783.657
Gastos de Personal	12.890.856.570
Materiales y Suministros	232.260.000
Servicios no Personales	859.667.087
Otros Gastos Corrientes	4.195.469.032
Transferencias	4.195.469.032
C. Resultado Económico: Ahorro	**270.781.389**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**270.781.389**
Ahorro en la Cuenta Corriente	270.781.389
B. Gastos de Capital	**270.781.389**
Adquisición de Maquinarias, Equipos e Inmuebles	270.781.389
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**684.882.866**
Activos Financieros	684.882.866
Disminución de Caja y Bancos	684.882.866
B. Aplicaciones Financieras	**684.882.866**
Pasivos Financieros	684.882.866
Servicio de la Deuda Pública y Disminución de Otros Pasivos	684.882.866

A0043

Instituto Universitario de Tecnología
del Estado Portuguesa

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología del Estado Portuguesa, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Estado Portuguesa, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pregrado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**11.125.162.210**
Ingresos Ordinarios	40.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servicios	30.000.000
Ingresos de la Propiedad	10.000.000
Ingresos por Dinero en Depósitos	10.000.000
Transferencias para Financiar Gastos Corrientes	11.085.162.210
Aporte del Ejecutivo Nacional	11.055.162.210
Recursos Ordinarios	7.405.853.165
Gestión Fiscal	1.536.667.547
Otras Fuentes de Financiamiento	2.112.641.498
Aporte de Gobiernos Estadales	30.000.000
Recursos Financieros	**500.000.000**
Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
TOTAL	**11.625.162.210**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**11.099.090.922**
Gastos de Consumo	9.596.379.912
Gastos de Personal	8.233.115.138
Materiales y Suministros	564.900.000
Servicios no Personales	798.364.774
Otros Gastos Corrientes	1.502.711.010
Transferencias	1.502.711.010
Gastos de Capital	**157.943.250**
Adquisición de Maquinarias, Equipos e Inmuebles	157.943.250
Aplicaciones Financieras	**368.128.038**
Pasivos Financieros	368.128.038
Disminución de Cuentas y Efectos a Pagar a Proveedores	105.639.880
Disminución de Cuentas a Pagar por Retenciones Laborales	87.568.226
Disminución de Otras Cuentas y Efectos a Pagar	104.919.932
Disminución de Otros Pasivos Circulantes	70.000.000
TOTAL	**11.625.162.210**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.838
Egresados	Egresado	1.041

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	322	2.859.658.752
- Directivo	5	97.536.648
- Profesional y Técnico	84	617.505.006
- Personal Administrativo	44	161.061.504
- Personal Docente	102	1.503.438.430
- Obrero	87	480.117.164
Personal Contratado	255	1.165.989.344
- Empleado (*)	245	1.138.190.144
- Obrero	10	27.799.200
Personal Fijo a Tiempo Parcial	32	164.398.335
- Personal Administrativo	4	16.214.691
- Personal Docente	28	148.183.644
TOTAL	**609**	**4.190.046.431**

(*) Incluye 231 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	12	23.541.024
II	190.081 - 208.400	1	2.283.976
III	208.401 - 258.400		
IV	258.401 - 308.400	16	58.259.860
V	308.401 - 358.400	164	703.514.472
VI	358.401 - 408.400	2	9.283.324
VII	408.401 - 458.400		
VIII	458.401 - 508.400	81	489.844.668
IX	508.401 - 558.400		
X	558.401 - 608.400	45	319.756.739
XI	608.401 - 658.400	3	22.738.587
XII	658.401 - 708.400	30	247.091.399
XIII	708.401 - 758.400	7	62.920.472
XIV	758.401 - 808.400	13	120.512.820
XV	808.401 - 858.400	22	224.638.740
XVI	858.401 - 908.400	40	423.910.950
XVII	908.401 - MAS	76	973.833.036
TOTAL		512	3.682.130.067

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	10	27.799.200
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	67	354.932.634
VIII	458.401 - 508.400	15	90.963.030
IX	508.401 - 558.400		
X	558.401 - 608.400	5	34.221.500
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		97	507.916.364

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	35	1.020.443.608
Jubilado	28	920.219.608
Pensionado	7	100.224.000
Obrero	8	51.569.880
Jubilado	6	41.742.960
Pensionado	2	9.826.920
TOTAL	**43**	**1.072.013.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	11.360.562.210
02	Investigación y Post-Grado	189.500.000
03	Extensión y Producción	75.100.000
	TOTAL	**11.625.162.210**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.233.115.138
4.02	Materiales y Suministros	564.900.000
4.03	Servicios no Personales	798.364.774
4.04	Activos Reales	157.943.250
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	368.128.038
4.07	Transferencias	1.502.711.010
	TOTAL	**11.625.162.210**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.125.162.210**
Ingresos Ordinarios	40.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servicios	30.000.000
Ingresos de la Propiedad	10.000.000
Ingresos por Dinero en Depósitos	10.000.000
Transferencias para Financiar Gastos Corrientes	11.085.162.210
Aporte del Ejecutivo Nacional	11.055.162.210
Recursos Ordinarios	7.405.853.165
Gestión Fiscal	1.536.667.547
Otras Fuentes de Financiamiento	2.112.641.498
Aporte de Gobiernos Estadales	30.000.000
B. Gastos Corrientes	**11.099.090.922**
Gastos de Consumo	9.596.379.912
Gastos de Personal	8.233.115.138
Materiales y Suministros	564.900.000
Servicios no Personales	798.364.774
Otros Gastos Corrientes	1.502.711.010
Transferencias	1.502.711.010
C. Resultado Económico: Ahorro	**26.071.288**
II. Cuenta de Capital	
A. Recursos de Capital	**26.071.288**
Ahorro en la Cuenta Corriente	26.071.288
B. Gastos de Capital	**157.943.250**
Adquisición de Maquinarias, Equipos e Inmuebles	157.943.250
C. Resultado Financiero: Déficit	**131.871.962**
III. Cuenta Financiera	
A. Recursos Financieros	**500.000.000**
Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
B. Aplicaciones Financieras	**500.000.000**
Pasivos Financieros	368.128.038
Disminución de Cuentas y Efectos a Pagar a Proveedores	105.639.880
Disminución de Cuentas a Pagar por Retenciones Laborales	
Disminución de Otras Cuentas y Efectos a Pagar	
Disminución de Otros Pasivos Circulantes	70.000.000
Déficit Financiero	131.871.962

A0045

Instituto Universitario de Tecnología
de Cumaná

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología de Cumaná, es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnico Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Oriental en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Cumaná, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad. Entre sus objetivos cabe destacar.

Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión fortaleciendo los procesos de cambio de la institución y del país.

Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación.

Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definitivos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado con otras instituciones de educación superior, entre otras.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento uni versitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad institutosociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**11.483.383.017**
Ingresos Ordinarios	37.244.658
Ingresos no Tributarios	23.000.000
Venta de Bienes y Servicios	23.000.000
Ingresos de la Propiedad	14.244.658
Intereses por Dinero en Depósito	14.244.658
Transferencias para Financiar Gastos Corrientes	11.446.138.359
Aporte del Ejecutivo Nacional	11.446.138.359
Recursos Ordinarios	7.667.768.087
Gestión Fiscal	1.591.013.232
Otras Fuentes de Financiamiento	2.187.357.040
Recursos Financieros	**703.975.013**
Activos Financieros	703.975.013
Disminución de Caja y Bancos	703.975.013
TOTAL	**12.187.358.030**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**11.387.869.814**
Gastos de Consumo	9.624.683.225
Gastos de Personal	7.970.453.961
Materiales y Suministros	235.219.264
Servicios no Personales	1.419.010.000
Otros Gastos Corrientes	1.763.186.589
Transferencias	1.763.186.589
Gastos de Capital	**95.513.203**
Adquisición de Maquinarias, Equipos e Inmuebles	63.880.000
Obras de Infraestructura	8.100.000
Activos Intangibles	5.600.000
Otros Activos Reales	17.933.203
Aplicaciones Financieras	**703.975.013**
Pasivos Financieros	703.975.013
Disminución de Cuentas y Efectos a Pagar a Proveedores	270.659.172
Disminución de Cuentas a Pagar por Retenciones Laborales	264.976.232
Disminución de Otras Cuentas y Efectos a Pagar	168.339.609
TOTAL	**12.187.358.030**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	2.745
Egresados	Egresado	217

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	289	3.042.804.061
- Directivo	3	75.304.656
- Profesional y Técnico	43	337.935.780
- Personal Administrativo	55	204.003.600
- Personal Docente	103	1.933.826.982
- Obrero	85	491.733.043
Personal Contratado	94	749.364.996
- Empleado (*)	94	749.364.996
Personal Fijo a Tiempo Parcial	4	14.382.762
- Personal Docente	4	14.382.762
TOTAL	**387**	**3.806.551.819**

(*) Corresponden a Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	28	67.513.000
III	208.401 - 258.400		
IV	258.401 - 308.400	38	120.667.722
V	308.401 - 358.400	17	65.706.888
VI	358.401 - 408.400	13	58.885.723
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	36	230.091.834
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	49	403.157.765
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	62	
XVI	858.401 - 908.400		
XVII	908.401 - MAS	59	
TOTAL		**302**	**3.314.818.776**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	29	128.317.695
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	56	363.415.348
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**85**	**491.733.043**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	40	1.514.851.753
Jubilado	38	1.472.250.565
Pensionado	2	42.601.188
Obrero	11	77.851.836
Jubilado	9	63.987.651
Pensionado	2	13.864.185
TOTAL	**51**	**1.592.703.589**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	12.055.110.995
02	Investigación y Postgrado	77.477.035
03	Extensión y Producción	54.770.000
	TOTAL	**12.187.358.030**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	7.970.453.961
4.02	Materiales y Suministros	235.219.264
4.03	Servicios no Personales	1.419.010.000
4.04	Activos Reales	95.513.203
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	703.975.013
4.07	Transferencias	1.763.186.589
	TOTAL	**12.187.358.030**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.483.383.017**
Ingresos Ordinarios	37.244.658
Ingresos no Tributarios	23.000.000
Venta de Bienes y Servicios	23.000.000
Ingresos de la Propiedad	14.244.658
Intereses por Dinero en Depósito	14.244.658
Transferencias para Financiar Gastos Corrientes	11.446.138.359
Aporte del Ejecutivo Nacional	11.446.138.359
Recursos Ordinarios	7.667.768.087
Gestión Fiscal	1.591.013.232
Otras Fuentes de Financiamiento	2.187.357.040
B. Gastos Corrientes	**11.387.869.814**
Gastos de Consumo	9.624.683.225
Gastos de Personal	7.970.453.961
Materiales y Suministros	235.219.264
Servicios no Personales	1.419.010.000
Otros Gastos Corrientes	1.763.186.589
Transferencias	1.763.186.589
C. Resultado Económico: Ahorro	**95.513.203**
II. Cuenta de Capital	
A. Recursos de Capital	**95.513.203**
Ahorro en la Cuenta Corriente	95.513.203
B. Gastos de Capital	**95.513.203**
Adquisición de Maquinarias, Equipos e Inmuebles	63.880.000
Obras de Infraestructura - Estudios y Proyectos	8.100.000
Activos Intangibles	5.600.000
Otros Activos Reales	17.933.203
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**703.975.013**
Activos Financieros	703.975.013
Disminución de Caja y Bancos	703.975.013
B. Aplicaciones Financieras	
Pasivos Financieros	70
Disminución de Cuentas y Efectos a Pagar a Proveedores	
Disminución de Cuentas a Pagar por Retenciones Laborales	264.976.232
Disminución de Otras Cuentas y Efectos a Pagar	168.339.609

A0048
Instituto Universitario de Tecnología
del Oeste Mariscal Sucre

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología del Oeste Mariscal Sucre, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Oeste Mariscal Sucre, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación.

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**5.894.107.180**
Ingresos Ordinarios	380.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servicios	30.000.000
Ingresos de la Propiedad	350.000.000
Intereses por Dinero en Depósitos	350.000.000
Transferencias para Financiar Gastos Corrientes	5.514.107.180
Aporte del Ejecutivo Nacional	5.514.107.180
Recursos Ordinarios	3.693.900.400
Gestión Fiscal	766.460.898
Otras Fuentes de Financiamiento	1.053.745.882
Recursos Financieros	**5.857.337.380**
Activos Financieros	5.857.337.380
Disminución de Caja y Bancos	5.857.337.380
TOTAL	**11.751.444.560**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**7.383.501.407**
Gastos de Consumo	6.824.137.399
Gastos de Personal	5.509.777.970
Materiales y Suministros	298.700.000
Servicios no Personales	1.015.659.429
Otros Gastos Corrientes	559.364.008
Transferencias	559.364.008
Gastos de Capital	**3.832.362.675**
Adquisición de Maquinarias, Equipos e Inmuebles	3.495.581.810
Activos Intangibles	336.780.865
Aplicaciones Financieras	**535.580.478**
Pasivos Financieros	535.580.478
Disminución de Cuentas y Efectos a Pagar a Proveedores	395.636.558
Disminución de Cuentas a Pagar por Retenciones Laborales	139.943.920
TOTAL	**11.751.444.560**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	2.500
Egresados	Egresado	475

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	195	2.144.810.106
- Directivo	3	79.313.101
- Profesional y Técnico	51	414.401.068
- Personal Administrativo	28	104.643.080
- Personal Docente	87	1.433.929.949
- Obrero	26	112.522.908
Personal Contratado	87	384.379.596
- Empleado (*)	85	377.195.628
- Obrero	2	7.183.968
Personal Fijo a Tiempo Parcial	9	42.490.085
- Personal Administrativo	1	4.137.989
- Personal Docente	8	38.352.096
TOTAL	291	2.571.679.787

(*) Incluye 81 cargos del personal docente.

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	16	48.785.316
IV	258.401 - 308.400	20	69.029.063
V	308.401 - 358.400	9	35.542.899
VI	358.401 - 408.400	60	268.712.436
VII	408.401 - 458.400	7	36.185.256
VIII	458.401 - 508.400		
IX	508.401 - 558.400	8	49.424.256
X	558.401 - 608.400	15	105.204.528
XI	608.401 - 658.400	16	123.197.695
XII	658.401 - 708.400	2	16.287.955
XIII	708.401 - 758.400	9	77.833.740
XIV	758.401 - 808.400	6	56.760.185
XV	808.401 - 858.400	9	90.214.638
XVI	858.401 - 908.400	4	41.821.454
XVII	908.401 - MAS	82	1.432.973.490
	TOTAL	263	2.451.972.911

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	1	3.335.904
V	308.401 - 358.400	16	61.722.132
VI	358.401 - 408.400	6	27.697.536
VII	408.401 - 458.400	4	20.940.816
VIII	458.401 - 508.400	1	6.010.488
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**28**	**119.706.876**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	4	136.164.008
Jubilado	4	136.164.008
TOTAL	**4**	**136.164.008**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	11.638.444.560
02	Investigación y Postgrado	64.000.000
03	Extensión y Producción	49.000.000
	TOTAL	**11.751.444.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	5.509.777.970
4.02	Materiales y Suministros	298.700.000
4.03	Servicios no Personales	1.015.659.429
4.04	Activos Reales	3.832.362.675
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	535.580.478
4.07	Transferencias	559.364.008
	TOTAL	**11.751.444.560**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.894.107.180**
Ingresos Ordinarios	380.000.000
Ingresos no Tributarios	30.000.000
Venta de Bienes y Servicios	30.000.000
Ingresos de la Propiedad	350.000.000
Intereses por Dinero en Depósitos	350.000.000
Transferencias para Financiar Gastos Corrientes	5.514.107.180
Aporte del Ejecutivo Nacional	5.514.107.180
Recursos Ordinarios	3.693.900.400
Gestión Fiscal	766.460.898
Otras Fuentes de Financiamiento	1.053.745.882
B. Gastos Corrientes	**7.383.501.407**
Gastos de Consumo	6.824.137.399
Gastos de Personal	5.509.777.970
Materiales y Suministros	298.700.000
Servicios no Personales	1.015.659.429
Otros Gastos Corrientes	559.364.008
Transferencias	559.364.008
C. Resultado Económico: Desahorro	**1.489.394.227**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**(1.489.394.227)**
Desahorro en la Cuenta Corriente	(1.489.394.227)
B. Gastos de Capital	**3.832.362.675**
Adquisición de Maquinarias, Equipos e Inmuebles	3.495.581.810
Activos Intangibles	336.780.865
C. Resultado Financiero: Déficit	**5.321.756.902**
III. Cuenta Financiera	
A. Recursos Financieros	**5.857.337.380**
Activos Financieros	5.857.337.380
Disminución de Caja y Bancos	5.857.337.380
B. Aplicaciones Financieras	**5.857.337.380**
Pasivos Financieros	535.580.478
Disminución de Cuentas y Efectos a Pagar a Proveedores	395.636.558
Disminución de Cuentas a Pagar por Retenciones Laborales	139.943.920
Déficit Financiero	5.321.756.902

A0053
Instituto Universitario de Tecnología
Dr. Delfín Mendoza, Tucupita

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología Dr. Delfín Mendoza - Tucupita, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología Dr. Delfín Mendoza - Tucupita, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, si capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

• Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

• Generación, gestión y transferencia de conocimientos y tecnología competitiva.

• Identificación de área de investigación competitiva.

• Sistema integrador post-grado-investigación.

• Dotación de la infraestructura tecnológica para la investigación.

• Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos maestros están:

• Definición de una política de extensión que fundamente una relación de corresponsabilidad institutosociedad.

• Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**8.040.083.000**
Ingresos Ordinarios	56.500.000
Ingresos no Tributarios	56.500.000
Venta de Bienes y Servicios	56.500.000
Transferencias para Financiar Gastos Corrientes	7.983.583.000
Aporte del Ejecutivo Nacional	7.963.583.000
Recursos Ordinarios	5.
Gestión Fiscal	1.
Otras Fuentes de Financiamiento	
Aporte del Ejecutivo Estadal	20.000.000
Recursos Financieros	**32.400.000**
Activos Financieros	32.400.000
Disminución de Caja y Bancos	32.400.000
TOTAL	**8.072.483.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**7.782.884.595**
Gastos de Consumo	7.590.585.836
Gastos de Personal	6.857.811.828
Materiales y Suministros	262.187.000
Servicios no Personales	470.587.008
Otros Gastos Corrientes	192.298.759
Transferencias	192.298.759
Gastos de Capital	**257.198.405**
Adquisición de Maquinarias, Equipos e Inmuebles	142.940.405
Obras de Infraestructura	56.000.000
Activos Intangibles	2.200.000
Otros Activos Reales	56.058.000
Aplicaciones Financieras	**32.400.000**
Pasivos Financieros	32.400.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	18.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	14.400.000
TOTAL	**8.072.483.000**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	5.329
Egresados	Egresado	676

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	290	2.361.479.221
- Directivo	3	83.270.021
- Profesional y Técnico	63	494.400.585
- Personal Administrativo	48	162.252.974
- Personal Docente	69	1.108.081.521
- Obrero	107	513.474.120
Personal Contratado	109	682.843.320
- Empleado (*)	93	615.497.304
- Obrero	16	67.346.016
Personal Fijo a Tiempo Parcial	43	196.813.897
- Profesional y Técnico	4	16.426.233
- Personal Docente	39	180.387.664
TOTAL	**442**	**3.241.136.438**

(*) Incluye 93 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	2	5.663.218
IV	258.401 - 308.400	73	234.787.854
V	308.401 - 358.400	36	138.122.961
VI	358.401 - 408.400	17	74.580.240
VII	408.401 - 458.400	2	10.052.352
VIII	458.401 - 508.400	9	49.757.376
IX	508.401 - 558.400		
X	558.401 - 608.400	31	218.599.110
XI	608.401 - 658.400	14	109.150.672
XII	658.401 - 708.400		
XIII	708.401 - 758.400	32	274.300.003
XIV	758.401 - 808.400		
XV	808.401 - 858.400	2	19.918.080
XVI	858.401 - 908.400	4	42.146.345
XVII	- MAS	97	1.483.238.091
	TOTAL	**319**	**2.660.316.302**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	53	224.133.888
VI	358.401 - 408.400		
VII	408.401 - 458.400	70	356.686.248
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**123**	**580.820.136**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	4	62.392.840
Jubilado	3	50.292.106
Pensionado	1	12.100.734
Obrero	3	16.987.542
Jubilado	1	6.851.774
Pensionado	2	10.135.768
TOTAL	7	79.380.382

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	7.871.222.595
02	Investigación y Postgrado	71.710.405
03	Extensión y Producción	129.550.000
	TOTAL	8.072.483.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	6.857.811.828
4.02	Materiales y Suministros	262.187.000
4.03	Servicios no Personales	470.587.008
4.04	Activos Reales	257.198.405
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	32.400.000
4.07	Transferencias	192.298.759
	TOTAL	8.072.483.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	8.040.083.000
Ingresos Ordinarios	56.500.000
Ingresos no Tributarios	56.500.000
Venta de Bienes y Servicios	56.500.000
Transferencias para Financiar Gastos Corrientes	7.983.583.000
Aporte del Ejecutivo Nacional	7.963.583.000
Recursos Ordinarios	5.334.804.252
Gestión Fiscal	1.106.938.037
Otras Fuentes de Financiamiento	1.521.840.711
Aporte del Ejecutivo Estadal	20.000.000
B. Gastos Corrientes	7.782.884.595
Gastos de Consumo	7.590.585.836
Gastos de Personal	6.857.811.828
Materiales y Suministros	262.187.000
Servicios no Personales	470.587.008
Otros Gastos Corrientes	192.298.759
Transferencias	192.298.759
C. Resultado Económico: Ahorro	257.198.405
II. Cuenta de Capital	
A. Recursos de Capital	257.198.405
Ahorro en la Cuenta Corriente	257.198.405
B. Gastos de Capital	257.198.405
Adquisición de Maquinarias, Equipos e Inmuebles	142.940.405
Obras de Infraestructura - Estudios y Proyectos	56.000.000
Activos Intangibles	2.200.000
Otros Activos Reales	56.058.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	32.400.000
Activos Financieros	32.400.000
Disminución de Caja y Bancos	32.400.000
B. Aplicaciones Financieras	32.400.000
Pasivos Financieros	32.400.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	18.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	14.400.000

A0058

Instituto Universitario de Tecnología
de Barlovento

POLÍTICA PRESUPUESTARIA

El Instituto Universitario Tecnología de Barlovento, es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnico Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Oriental en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Barlovento se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad. Entre sus objetivos cabe destacar.

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión fortaleciendo los procesos de cambio de la institución y del país.

- Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definitivos en el marco de las políticas académicas, serán orientadas y operativizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado con otras instituciones de educación superior, entre otras.

Investigación.

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran: Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado, generación, gestión y transferencia de conocimientos y tecnología competitiva de área de investigación competitiva, sistema integrador postgrado-investigación, dotación de la infraestructura tecnológica para la investigación y desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes:

* Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad.

* Focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecerlos convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

Por último, el Instituto Universitario Tecnología de Barlovento para el ejercicio fiscal 2003, prevé atender una matrícula de 2.460 alumnos y estima el egreso de 198 alumnos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**4.834.485.258**
Ingresos Ordinarios	60.609.048
Ingresos no Tributarios	12.757.290
Venta de Bienes y Servicios	12.757.290
Ingresos de la Propiedad	47.851.758
Intereses por Dinero en Depósito	47.851.758
Transferencias para Financiar Gastos Corrientes	4.773.876.210
Aporte del Ejecutivo Nacional	4.773.876.210
Recursos Ordinarios	3.198.019.673
Gestión Fiscal	663.568.793
Otras Fuentes de Financiamiento	912.287.744
Recursos Financieros	**574.027.587**
Activos Financieros	574.027.587
Disminución de Caja y Bancos	574.027.587
TOTAL	**5.408.512.845**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**4.631.389.225**
Gastos de Consumo	4.424.056.773
Gastos de Personal	3.690.796.772
Materiales y Suministros	156.560.001
Servicios no Personales	576.700.000
Otros Gastos Corrientes	207.332.452
Transferencias	207.332.452
Gastos de Capital	**203.096.033**
Activos Reales	203.096.033
Adquisición de Maquinarias, Equipos e Inmuebles	149.596.033
Obras de Infraestructura	24.000.000
Activos Intangibles	3.000.000
Otros Activos Reales	26.500.000
Aplicaciones Financieras	**574.027.587**
Pasivos Financieros	574.027.587
Servicio de la Deuda Pública y Disminución de otros Pasivos	140.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	200.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	9.622.420
Disminución de Cuentas a Pagar por Retenciones Laborales	224.405.167
TOTAL	**5.408.512.845**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	2.460
Egresados	Egresado	198

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	121	1.118.111.261
Directivo	5	104.076.300
Profesional y Técnico	15	115.058.117
Personal Administrativo	34	117.203.546
Personal Docente	37	626.814.216
Obrero	30	154.959.082
Personal Contratado	82	566.012.928
Empleado(*)	82	566.012.928
Personal Fijo a Tiempo Parcial	1	6.287.000
Personal Docente	1	6.287.000
TOTAL	**204**	**1.690.411.189**

(*) Corresponden a Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	8	7.360.144
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	31	103.571.422
V	308.401 - 358.400	25	96.326.896
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	1	5.943.324
IX	508.401 - 558.400	1	6.287.000
X	558.401 - 608.400	11	77.364.929
XI	608.401 - 658.400	1	7.747.938
XII	658.401 - 708.400		
XIII	708.401 - 758.400	30	258.585.972
XIV	758.401 - 808.400	22	207.150.900
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	44	765.113.582
	TOTAL	**174**	**1.535.452.107**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	17	79.140.255
VII	408.401 - 458.400		
VIII	458.401 - 508.400	13	75.818.827
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**30**	**154.959.082**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	91.601.738
Jubilado	3	82.407.767
Pensionado	2	9.193.971
Obrero	1	4.520.714
Pensionado	1	4.520.714
TOTAL	**6**	**96.122.452**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	5.274.118.012
02	Investigación y Postgrado	68.144.833
03	Extensión y Producción	66.250.000
	TOTAL	**5.408.512.845**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.690.796.772
4.02	Materiales y Suministros	156.560.001
4.03	Servicios no Personales	576.700.000
4.04	Activos Reales	203.096.033
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	574.027.587
4.07	Transferencias	207.332.452
	TOTAL	**5.408.512.845**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.834.485.258**
Ingresos Ordinarios	60.609.048
Ingresos no Tributarios	12.757.290
Venta de Bienes y Servicios	12.757.290
Ingresos de la Propiedad	47.851.758
Intereses por Dinero en Depósito	47.851.758
Transferencias para Financiar Gastos Corrientes	4.773.876.210
Aporte del Ejecutivo Nacional	4.773.876.210
Recursos Ordinarios	3.198.019.673
Gestión Fiscal	663.568.793
Otras Fuentes de Financiamiento	912.287.744
B. Gastos Corrientes	**4.631.389.225**
Gastos de Consumo	4.424.056.773
Gastos de Personal	3.690.796.772
Materiales y Suministros	156.560.001
Servicios no Personales	576.700.000
Otros Gastos Corrientes	207.332.452
Transferencias	207.332.452
C. Resultado Económico: Ahorro	**203.096.033**
II. Cuenta de Capital	
A. Recursos de Capital	**203.096.033**
Ahorro en la Cuenta Corriente	203.096.033
B. Gastos de Capital	**203.096.033**
Activos Reales	203.096.033
Adquisición de Maquinarias, Equipos e Inmuebles	149.596.033
Obras de Infraestructura - Estudios y Proyectos	24.000.000
Activos Intangibles	3.000.000
Otros Activos Reales	26.500.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**574.027.587**
Activos Financieros	574.027.587
Disminución de Caja y Bancos	574.027.587
B. Aplicaciones Financieras	**574.027.587**
Pasivos Financieros	574.027.587
Servicio de la Deuda Pública y Disminución de otros Pasivos	140.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	200.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	9.622.420
Disminución de Cuentas a Pagar por Retenciones Laborales	224.405.167

A0060
Instituto Universitario
Experimental de Tecnología de Caripito

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología Caripito, es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnico Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Oriental en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Caripito se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad. Entre sus objetivos cabe destacar.

Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión fortaleciendo los procesos de cambio de la institución y del país.

Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación.

Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definitivos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado con otras instituciones de educación superior, entre otras.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran: Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado, generación, gestión y transferencia de conocimientos y tecnología competitiva de área de investigación competitiva, sistema integrador postgrado -investigación, dotación de la infraestructura tecnológica para la investigación y desarrollo de un base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y, la participación en eventos científicos.

Extensión.

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecerlos convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**8.177.095.122**
Ingresos Ordinarios	41.889.981
Ingresos no Tributarios	27.977.563
Venta de Bienes y Servicios	27.977.563
Ingresos de la Propiedad	13.912.418
Intereses por Dinero en Depósitos	13.912.418
Transferencias para Financiar Gastos Corrientes	8.135.205.141
Aporte del Ejecutivo Nacional	8.135.205.141
Recursos Ordinarios	5.449.773.924
Gestión Fiscal	1.130.793.515
Otras Fuentes de Financiamiento	1.554.637.702
Recursos Financieros	**54.786.800**
Activos Financieros	54.786.800
Disminución de Caja y Bancos	54.786.800
TOTAL	**8.231.881.922**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**7.777.245.122**
Gastos de Consumo	7.474.264.826
Gastos de Personal	6.471.444.826
Materiales y Suministros	283.700.000
Servicios no Personales	719.120.000
Otros Gastos Corrientes	302.980.296
Transferencias	302.980.296
Gastos de Capital	**399.850.000**
Adquisición de Maquinarias, Equipos e Inmuebles	182.850.000
Obras de Infraestructura	111.400.000
Activos Intangibles	6.600.000
Otros Activos Reales	99.000.000
Aplicaciones Financieras	**54.786.800**
Pasivos Financieros	54.786.800
Disminución de Cuentas y Efectos a Pagar a Proveedores	10.034.460
Disminución de Cuentas a Pagar por Retenciones Laborales	32.601.310
Disminución de Otras Cuentas y Efectos a Pagar	12.151.030
TOTAL	**8.231.881.922**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	6.629
Egresados	Egresado	350

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	280	2.555.088.321
- Directivo	3	70.878.779
- Profesional y Técnico	54	399.496.323
- Personal Administrativo	61	205.558.836
- Personal Docente	105	1.600.997.804
- Obrero	57	278.156.579
Personal Contratado	85	552.239.926
- Empleado (*)	72	498.766.248
- Obrero	13	53.473.678
Personal Fijo a Tiempo Parcial	21	91.544.568
- Personal Docente	21	91.544.568
TOTAL	**386**	**3.198.872.815**

(*) Corresponde a Cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	28	81.180.799
IV	258.401 - 308.400	36	132.082.756
V	308.401 - 358.400	40	163.350.670
VI	358.401 - 408.400	22	106.669.501
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	28	182.366.510
X	558.401 - 608.400	42	303.288.069
XI	608.401 - 658.400		
XII	658.401 - 708.400	27	225.818.186
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	21	196.184.715
XV	808.401 - 858.400	11	111.541.793
XVI	858.401 - 908.400	15	155.265.888
XVII	908.401 - MAS	46	1.209.493.671
TOTAL		**316**	**2.867.242.558**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	9	32.077.183
V	308.401 - 358.400	26	110.494.184
VI	358.401 - 408.400	19	90.363.960
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	16	98.694.930
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		70	331.630.257

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	118.539.188
Jubilado	4	109.796.303
Pensionado	1	8.742.885
Obrero	1	5.644.910
Jubilado	1	5.644.910
TOTAL	6	124.184.098

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	8.054.335.679
02	Investigación y Postgrado	107.546.243
03	Extensión y Producción	70.000.000
	TOTAL	8.231.881.922

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	6.471.444.826
4.02	Materiales y Suministros	283.700.000
4.03	Servicios no Personales	719.120.000
4.04	Activos Reales	399.850.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	54.786.800
4.07	Transferencias	302.980.296
	TOTAL	8.231.881.922

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.177.095.122**
Ingresos Ordinarios	41.889.981
Ingresos no Tributarios	27.977.563
Venta de Bienes y Servicios	27.977.563
Ingresos de la Propiedad	13.912.418
Intereses por Dinero en Depósitos	13.912.418
Transferencias para Financiar Gastos Corrientes	8.135.205.141
Aporte del Ejecutivo Nacional	8.135.205.141
Recursos Ordinarios	5.449.773.924
Gestión Fiscal	1.130.793.515
Otras Fuentes de Financiamiento	1.554.637.702
B. Gastos Corrientes	**7.777.245.122**
Gastos de Consumo	7.474.264.826
Gastos de Personal	6.471.444.826
Materiales y Suministros	283.700.000
Servicios no Personales	719.120.000
Otros Gastos Corrientes	302.980.296
Transferencias	302.980.296
C. Resultado Económico: Ahorro	**399.850.000**
II. Cuenta de Capital	
A. Recursos de Capital	**399.850.000**
Ahorro en la Cuenta Corriente	399.850.000
B. Gastos de Capital	**399.850.000**
Adquisición de Maquinarias, Equipos e Inmuebles	182.850.000
Obras de Infraestructura - Estudios y Proyectos	111.400.000
Activos Intangibles	6.600.000
Otros Activos Reales	99.000.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**54.786.800**
Activos Financieros	54.786.800
Disminución de Caja y Bancos	54.786.800
B. Aplicaciones Financieras	**54.786.800**
Pasivos Financieros	54.786.800
Disminución de Cuentas y Efectos a Pagar a Proveedores	10.034.460
Disminución de Cuentas a Pagar por Retenciones Laborales	32.601.310
Disminución de Otras Cuentas y Efectos a Pagar	12.151.030

A0080
Universidad del Zulia (LUZ)

POLÍTICA PRESUPUESTARIA

La Universidad del Zulia es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia, libertad y autonomía, cuya misión es la creación, transmisión y aplicación del conocimiento como valor social que genere competencias para la creatividad e innovación, para promover y organizar mediante la educación permanente, el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país. Una Institución clave para el desarrollo regional y nacional.

Desde esta perspectiva, la Universidad del Zulia fundamenta su misión y visión de futuro permitiéndole alcanzar los objetivos de largo plazo que orientan las funciones básicas de Docencia, Investigación y Extensión, expresados a continuación:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva que sea transmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir un proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica y pertinencia social.

- Consolidarse como una universidad promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional a los cuales se expresan a continuación para cada función básica:

Innovaciones Académicas (Enseñanza)

- Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores polivalentes y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Diversificación e innovación curricular, Innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, Innovaciones en los diseños curriculares de III, IV y V nivel, Estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, Captación, capacitación y actualización permanente del personal docente, Nuevas tecnologías para el aprendizaje, Educación continua, presencial y a distancia, Alianzas estratégicas para la cooperación educativa y Procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos del III, IV y V nivel, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado con otras instituciones de educación superior, entre otras.

Generación y Desarrollo de Conocimiento Competitivo (Investigación)

- Su propósito es producir el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

A continuación señalamos los proyectos contenidos en el programa:

Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado, Generación, gestión y transferencia de conocimientos y tecnología competitiva, Identificación de área de investigación competitiva, Sistema integrador postgrado-investigación, Dotación de la infraestructura tecnológica para la investigación competitiva y Desarrollo de una base integral de conocimiento universitario.

Las acciones que viabilizan el logro de tales proyectos son: Captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales, nacionales e internacionales, participar en eventos científicos.

Fortalecimiento y Desarrollo de la Función Extensión (Extensión)

- Le corresponde generar y desarrollar una integración sistemática de la Universidad con su entorno a fin de fortalecer la corresponsabilidad Universidad -Sociedad.

Entre sus proyectos maestros destacan:

Definición de una política de extensión, que fundamente una relación de corresponsabilidad universidad-sociedad, Focalización estratégica para el desarrollo de la extensión, Alianzas estratégicas para el desarrollo de la comunidad y de la universidad, Alianzas estratégicas para la relación universidad-sector productivo, Creación de una coordinación central de estudios estratégicos y alianzas estratégicas para reorientar y consolidar la cooperación internacional.

Las acciones concretas que viabilizan el logro de los referidos proyectos, están en mejorar la relación universidad comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**267.306.668.249**
Ingresos Ordinarios	10.200.000.000
Ingresos no Tributarios	10.000.000.000
Venta de Bienes y Servicios	10.000.000.000
Otros Ingresos	200.000.000
Transferencias para Financiar Gastos Corrientes	257.106.668.249
Aporte del Ejecutivo Nacional	257.106.668.249
Recursos Ordinarios	149.490.152.378
Gestión Fiscal	35.737.826.887
Otras Fuentes de Financiamiento	71.878.688.984
Recursos de Capital	**3.000.000.000**
Transferencias para Financiar Gastos de Capital	3.000.000.000
Recursos Ordinarios	2.009.700.000
Gestión Fiscal	417.000.000
Otras Fuentes de Financiamiento	573.300.000
Recursos Financieros	**5.772.411.209**
Activos Financieros	5.772.411.209
Disminución de Caja y Bancos	5.772.411.209
TOTAL	**276.079.079.458**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**250.071.545.309**
Gastos de Consumo	156.589.087.638
Gastos de Personal	132.270.206.286
Materiales y Suministros	6.896.960.799
Servicios no Personales	17.421.920.553
Otros Gastos Corrientes	93.482.457.671
Transferencias	93.364.797.418
Rectificaciones al Presupuesto	117.660.253
Gastos de Capital	**11.191.700.309**
Activos Reales	11.191.700.309
Aplicaciones Financieras	**14.815.833.840**
Pasivos Financieros	14.815.833.840
Disminución de Otros Pasivos no Circulantes	14.815.833.840
TOTAL	**276.079.079.458**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre -grado	Alumno	49.975
Egresado de Pre -grado	Egresado	5.998
Matrícula de Postgrado	Alumno	4.027
Egresados de Postgrado	Egresado	984
Actividades de Investigación	Proyecto	363
Actividades de Extensión	Taller, Charla y Curso	2.282
Asistencia Socio Económica	Becario	3.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	5.051	85.977.769.921
- Directivo	150	5.430.232.469
- Profesional y Técnico	503	8.844.124.545
- Personal Administrativo	1.510	14.436.420.448
- Personal Docente	2.146	51.898.590.666
- Obrero	742	5.368.401.793
Personal Contratado	906	7.977.555.347
- Empleado (*)	781	7.211.554.637
- Obrero	125	766.000.710
Personal Fijo a Tiempo Parcial	552	4.970.133.853
- Directivo	2	27.499.662
- Profesional y Técnico	25	232.657.948
- Personal Administrativo	14	92.946.411
- Personal Docente	511	4.617.029.832
TOTAL	**6.509**	**98.925.459.121**

(*) Incluye 474 cargos de personal docente.

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	4	9.316.869
III	208.401 - 258.400	14	41.071.380
IV	258.401 - 308.400	26	87.242.401
V	308.401 - 358.400	206	794.703.533
VI	358.401 - 408.400	28	130.769.007
VII	408.401 - 458.400	20	106.904.068
VIII	458.401 - 508.400		
IX	508.401 - 558.400	212	1.355.665.568
X	558.401 - 608.400	180	1.260.213.151
XI	608.401 - 658.400	260	1.986.419.657
XII	658.401 - 708.400	316	2.593.602.942
XIII	708.401 - 758.400	310	2.726.396.758
XIV	758.401 - 808.400	344	3.223.062.344
XV	808.401 - 858.400	178	1.773.122.423
XVI	858.401 - 908.400	127	1.343.495.858
XVII	908.401 - MAS	3.417	75.359.070.659
TOTAL		**5.642**	**92.791.056.618**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	439	2.742.402.162
X	558.401 - 608.400		
XI	608.401 - 658.400	216	1.586.417.544
XII	658.401 - 708.400	173	1.432.194.071
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	39	373.388.726
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**867**	**6.134.402.503**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	3.592	70.593.077.167
Jubilado	3.225	65.213.704.056
Pensionado	367	5.379.373.111
Obrero	697	4.532.629.234
Jubilado	640	4.175.763.775
Pensionado	57	356.865.459
TOTAL	**4.289**	**75.125.706.401**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	83.213.532.728
02	Investigación	10.403.924.400
03	Extensión	4.180.395.103
04	Protección Socio-Económica	16.465.267.709
05	Servicios Académicos	13.279.391.892
06	Servicios Administrativos y Financieros	4.456.161.830
07	Servicios Generales	14.063.401.662
08	Planta Física y Equipamiento	7.893.145.102
09	Fomento	351.215.830
10	Dirección Institucional	5.865.965.146
99	Partidas no Asignables a Programas	115.906.678.056
	TOTAL	**276.079.079.458**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	132.270.206.286
4.02	Materiales y Suministros	6.896.960.799
4.03	Servicios no Personales	17.421.920.553
4.04	Activos Reales	11.191.700.309
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.815.833.840
4.07	Transferencias	93.364.797.418
4.98	Rectificaciones al Presupuesto	117.660.253
	TOTAL	**276.079.079.458**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**267.306.668.249**
Ingresos Ordinarios	10.200.000.000
Ingresos no Tributarios	10.000.000.000
Venta de Bienes y Servicios	10.000.000.000
Otros Ingresos	200.000.000
Transferencias para Financiar Gastos Corrientes	257.106.668.249
Aporte del Ejecutivo Nacional	257.106.668.249
Recursos Ordinarios	149.490.152.378
Gestión Fiscal	35.737.826.887
Otras Fuentes de Financiamiento	71.878.688.984
B. Gastos Corrientes	**250.071.545.309**
Gastos de Consumo	156.589.087.638
Gastos de Personal	132.270.206.286
Materiales y Suministros	6.896.960.799
Servicios no Personales	17.421.920.553
Otros Gastos Corrientes	93.482.457.671
Transferencias	93.364.797.418
Rectificaciones al Presupuesto	117.660.253
C. Resultado Económico: Ahorro	**17.235.122.940**
II. Cuenta de Capital	
A. Recursos de Capital	**20.235.122.940**
Ahorro en la Cuenta Corriente	17.235.122.940
Transferencias para Financiar Gastos de Capital	3.000.000.000
Recursos Ordinarios	2.009.700.000
Gestión Fiscal	417.000.000
Otras Fuentes de Financiamiento	573.300.000
B. Gastos de Capital	**11.191.700.309**
Activos Reales	11.191.700.309
C. Resultado Financiero: Superávit	**9.043.422.631**
III. Cuenta Financiera	
A. Recursos Financieros	14.815.833.840
Activos Financieros	5.772.411.209
Disminución de Caja y Bancos	5.772.411.209
Superávit Financiero	9.043.422.631
B. Aplicaciones Financieras	**14.815.833.840**
Pasivos Financieros	14.815.833.840
Disminución de Otros Pasivos no Circulantes	14.815.833.840

A0081
Universidad Nacional Experimental
Politécnica Antonio José de Sucre
(U.N.E.X.P.O.)

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre" (U N E X P O), es una Institución de trayectoria consolidada en la formación de recursos humanos en el área de ingeniería de la producción, orientada hacia la búsqueda y generación del conocimiento, del afianzamiento de los valores trascendentales del hombre con una función rectora en la educción, la cultura, la ciencia y la tecnología, mediante actividades de docencia, investigación y extensión, con una organización identificada con su principio y abierta al cambio, sometida a permanente evaluación y adaptación de los nuevos paradigmas, en la búsqueda constante de la excelencia y de contribuir al desarrollo socioeconómico, político y cultural de la Nación.

U N E X P O, tiene como misión la formación, capacitación y actualización de los recursos humanos que requiere el país, a través de sus funciones de docencia, investigación y extensión y hacia el alcance de los objetivos propuestos dispone de tres Vice-rectorados y extensiones ubicadas en la estados Lara, (Barquisimeto y Carora), Bolívar (Puerto Ordaz) y Miranda (Charallave y Guarenas) y Distrito Federal, en tal sentido ha programado las siguientes metas: Atender una matricula de 12.520 alumnos de pre-grado y 730 estudiantes de post-grado, previendo egresar 931 profesionales de pre-grado y 110 profesionales de post-grado; dictar 203 cursos de post-grado y 203 cursos de extensión y brindar asistencia socioeconómica (becas, preparadurias, ayudantias, créditos educativos y ayudas especiales) a una población estudiantil de 1.615 alumnos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**68.720.829.162**
Ingresos Ordinarios	365.600.000
Ingresos no Tributarios	86.600.000
Venta de Bienes y Servicios	86.600.000
Ingresos de la Propiedad	279.000.000
Intereses por Dinero en Deposito	279.000.000
Transferencias para Financiar Gastos Corrientes	68.355.229.162
Aporte del Ejecutivo Nacional	68.355.229.162
Recursos Ordinarios	39.743.946.328
Gestión Fiscal	9.501.376.853
Otras Fuentes de Financiamiento	19.109.905.981
Recursos Financieros	18█████████
Activos Financieros	18█████████
Disminución de Caja y Bancos	
TOTAL	**68.905.829.162**

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO
JOSÉ DE SUCRE (U.N.E.X.P.O.).

LEY DE PRESUPUESTO 2003

A0081 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**60.559.916.907**
Gastos de Consumo	41.377.507.426
Gastos de Personal	32.110.825.528
Materiales y Suministros	1.080.065.841
Servicios no Personales	8.186.616.057
Otros Gastos Corrientes	19.182.409.481
Transferencias	19.182.409.481
Gastos de Capital	**2.313.851.496**
Activos Reales	2.313.851.496
Adquisición de Maquinarias, Equipos e Inmuebles	1.960.552.403
Activos Intangibles	125.259.093
Otros Activos Reales	228.040.000
Aplicaciones Financieras	**6.032.060.759**
Pasivos Financieros	6.032.060.759
Disminución de Otros Pasivos no Circulantes	6.032.060.759
TOTAL	**68.905.829.162**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	12.520
Egresados de Pregrado	Egresado	931
Matrícula de Postgrado	Alumno	730
Egresados de Postgrado	Egresado	110
Actividades de Investigación	Proyecto	78
Actividades de Extensión	Taller, Charla y Curso	203
Asistencia Socio Económica	Becario	1.615

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO
JOSÉ DE SUCRE (U.N.E.X.P.O.).

LEY DE PRESUPUESTO 2003

A0081-3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.652	16.775.292.300
- Directivo	28	625.830.360
- Profesional y Técnico	263	2.912.487.660
- Personal Administrativo	351	2.109.333.804
- Personal Docente	644	9.396.538.992
- Obrero	366	1.731.101.484
Personal Fijo a Tiempo Parcial	204	867.698.592
- Profesional y Técnico	22	112.175.592
- Personal Administrativo	23	87.958.044
- Personal Docente	159	667.564.956
TOTAL	**1.856**	**17.642.990.892**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	6	12.192.972
II	190.081 - 208.400		
III	208.401 - 258.400	13	38.060.688
IV	258.401 - 308.400	9	31.906.116
V	308.401 - 358.400	140	561.099.552
VI	358.401 - 408.400		
VII	408.401 - 458.400	135	663.080.616
VIII	458.401 - 508.400	102	583.853.292
IX	508.401 - 558.400	95	609.351.828
X	558.401 - 608.400	47	338.841.060
XI	608.401 - 658.400		
XII	658.401 - 708.400	200	1.665.202.572
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	41	381.449.208
XV	808.401 - 858.400	89	900.656.220
XVI	858.401 - 908.400	52	550.730.808
XVII	908.401 - MAS	561	9.575.464.476
TOTAL		**1.490**	**15.911.889.408**

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO
JOSÉ DE SUCRE (U.N.E.X.P.O.).

LEY DE PRESUPUESTO 2003

A0081 - 4

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	108	429.025.608
VI	358.401 - 408.400	162	771.353.580
VII	408.401 - 458.400	71	387.086.364
VIII	458.401 - 508.400	25	143.635.932
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**366**	**1.731.101.484**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	553	15.730.011.073
Jubilado	495	14.375.393.306
Pensionado	58	1.354.617.767
Obrero	134	1.331.851.513
Jubilado	100	1.053.970.360
Pensionado	34	277.881.153
TOTAL	**687**	**17.061.862.586**

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO   LEY DE PRESUPUESTO 2003
JOSÉ DE SUCRE (U.N.E.X.P.O.).

A0081-5

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	19.503.470.641
02	Investigación	3.090.151.741
03	Extensión	1.628.806.073
04	Protección Socio-Económica	6.419.268.264
05	Servicios Académicos	1.803.499.806
06	Servicios Administrativos y Financieros	3.099.663.981
07	Servicios Generales	6.004.383.283
08	Planta Física y Equipamiento	291.456.234
10	Dirección Institucional	3.736.646.245
99	Partidas No Asignables a Programas	23.328.482.894
	TOTAL	**68.905.829.162**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	32.110.825.528
4.02	Materiales y Suministros	1.080.065.841
4.03	Servicios No Personales	8.186.616.057
4.04	Activos Reales	2.313.851.496
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.032.060.759
4.07	Transferencias	19.182.409.481
	TOTAL	**68.905.829.162**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	68.720.829.162
Ingresos Ordinarios	3⦅●●●●●⦆
Ingresos no Tributarios	
Venta de Bienes y Servicios	86.600.000
Ingresos de la Propiedad	279.000.000
Intereses por Dinero en Deposito	279.000.000
Transferencias para Financiar Gastos Corrientes	68.355.229.162
Aporte del Ejecutivo Nacional	68.355.229.162
Recursos Ordinarios	39.743.946.328
Gestión Fiscal	9.501.376.853
Otras Fuentes de Financiamiento	19.109.905.981
B. Gastos Corrientes	60.559.916.907
Gastos de Consumo	41.377.507.426
Gastos de Personal	32.110.825.528
Materiales y Suministros	1.080.065.841
Servicios no Personales	8.186.616.057
Otros Gastos Corrientes	19.182.409.481
Transferencias	19.182.409.481
C. Resultado Económico: Ahorro	8.160.912.255
II. Cuenta de Capital	
A. Recursos de Capital	8.160.912.255
Ahorro en la Cuenta Corriente	8.160.912.255
B. Gastos de Capital	2.313.851.496
Activos Reales	2.313.851.496
Adquisición de Maquinarias, Equipos e Inmuebles	1.960.552.403
Activos Intangibles	125.259.093
Otros Activos Reales	228.040.000
C. Resultado Financiero: Superávit	5.847.060.759
III. Cuenta Financiera	
A. Recursos Financieros	6.032.060.759
Activos Financieros	185.000.000
Disminución de Caja y Bancos	185.000.000
Superávit Financiero	5.847.060.759
B. Aplicaciones Financieras	6.032.060.759
Pasivos Financieros	6.032.060.759
Disminución de Otros Pasivos no Circulantes	6.032.060.759

A0082
Universidad de Oriente (U.D.O.)

POLÍTICA PRESUPUESTARIA

En su concepción la Universidad de Oriente se define como un sistema de Educación Superior al servicio del país con objetivos comunes a las demás universidades venezolanas y del mundo. No obstante, es única en su género, experimental y autónoma, desarrollando investigación científica, docencia y extensión en todos los aspectos del conocimiento, que contemplan sus programas educativos de pre y postgrado. Es casi antítesis de la universidad tradicional, cuyo campo tiene sede en los Núcleos Universitarios ubicados en los estados Anzoátegui, Bolívar, Monagas, Nueva Esparta y Sucre, asumiendo así la responsabilidad de la Educación Universitaria y desde sus inicios motor fundamental del desarrollo integral en toda la región Insular Nororiental y Sur del país, en función de las condiciones, posibilidades y tendencias de desarrollo de cada uno de los estados orientales donde funcionan.

La Universidad de Oriente se ha trazado como misión:

- Rectora en la educación, la cultura y la ciencia, formar recursos humanos profesionales.

- Incorporar además del conocimiento, la excelencia y los valores éticos y morales.

- Crear y difundir conocimientos de sus programas de docencia, investigación y extensión, a través de sus núcleos, con el propósito de lograr los cambios científicos, tecnológicos y culturales, que se requieren para el desarrollo regional y nacional.

En cuanto a su visión es "Consolidarse como una institución de excelencia en la docencia, investigación y extensión, que responda eficaz y oportunamente a las exigencias de su entorno y a las demandas de cambios e innovaciones que caracterizan el momento.

Innovaciones Académicas (Enseñanza)

Para el año 2003, la institución se ha fijado como propósito ejecutar la incorporación de la carrera de Arquitectura, aprobada por el Consejo Nacional de Universidades (C.N.U), con la finalidad de formar profesionales acordes a las exigencias del mercado de trabajo.

Es importante señalar, que la evaluación curricular a motivado al nuevos cambios en las estructuras y procesos de formación y desarrollo de los recursos humanos.

Investigación

La investigación científica y tecnológica constituye el otro pilar, que junto con la actividad docente y de formación de recursos humanos de alto nivel, apoyan el legítimo cumplimiento de la función universitaria. Su organización sigue la tendencia mundial de formación de equipos y grupos de trabajo, aún cuando se respalda la libre iniciativa del investigador en la realización de proyectos científicos.

La Universidad dorga apoyo técnico y financiero a las actividades de investigación a través de tres programas básicos:

- Subvención a proyectos de investigación científica y tecnológica.

- Fortalecimiento de infraestructura operativa de la investigación en cada núcleo.

- Promoción y estímulo a los investigadores y a las actividades conexas a la investigación.

Fortalecimiento del Programa de Extensión

El programa prevé desarrollar actividades que propendan al desarrollo cultural y deportivo de los estudiantes y fomentar actividades de extensión en toda la región nororiental que permitan estrechar los vínculos de la universidad con su entorno regional, tanto intra como extra universitaria.

La extensión cultural de la Universidad de Oriente se proyecta en las áreas de Coral, Pintura, Escultura, Folklore, Teatro, Cine Club Universitario, entre otros. Actualmente dispone de un teatro móvil que por sus características particulares, permitirá llevar obras y presentaciones a las diferentes zonas de la región oriental que no disponen de la infraestructura acorde para la programación y el desarrollo de estas actividades para la difusión de los valores culturales del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**182.316.534.004**
Ingresos Ordinarios	142.000.000
Ingresos no Tributarios	142.000.000
Venta de Bienes y Servicios	142.000.000
Transferencias para Financiar Gastos Corrientes	182.174.534.004
Aporte del Ejecutivo Nacional	180.659.534.004
Recursos Ordinarios	105.041.310.094
Gestión Fiscal	25.111.675.227
Otras Fuentes de Financiamiento	50.506.548.683
Aporte de la Gobernación del Estado Monagas	15.000.000
Aporte del Fondo Jubilaciones y Pensiones	1.500.000.000
Recursos Financieros	**1.085.255.703**
Activos Financieros	1.085.255.703
Disminución de Caja y Bancos	1.085.255.703
TOTAL	**183.401.789.707**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**159.923.533.295**
Gastos de Consumo	122.604.987.035
Gastos de Personal	84.677.093.411
Materiales y Suministros	10.732.211.697
Servicios no Personales	27.195.681.927
Otros Gastos Corrientes	37.318.546.260
Transferencias	37.050.546.260
Rectificaciones al Presupuesto	268.000.000
Gastos de Capital	**4.992.122.341**
Adquisición de Maquinarias, Equipos e Inmuebles	280.298.970
Activos Intangibles	20.064.924
Otros Activos Reales	4.691.758.447

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Aplicaciones Financieras	**18.486.134.071**
Activos Financieros	7.100.000
Incremento de Inversiones Temporales	7.100.000
Pasivos Financieros	18.479.034.071
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.880.350.500
Disminución de Cuentas a Pagar por Retenciones Laborales	2.509.325.978
Disminución de Otras Cuentas y Efectos a Pagar	10.484.110.302
Disminución de Otros Pasivos Circulantes	3.605.247.291
TOTAL	**183.401.789.707**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	55.349
Matrícula de Post-Grado	Alumno	1.596
Egresados de Pre-Grado	Egresado	3.023
Egresados de Post-Grado	Egresado	657
Actividades de Investigación	Proyecto	98
Actividades de Extensión	Curso	113
Asistencia Socio-Económica	Becario	683

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	4.420	37.694.562.104
- Directivo	197	3.293.960.948
- Profesional y Técnico	434	4.009.239.910
- Personal Administrativo	859	6.934.437.454
- Personal Docente	2.115	20.108.413.692
- Obrero	815	3.348.510.100
Personal Contratado	2.120	13.258.960.308
- Empleado (*)		11.094.738.069
- Obrero	632	2.164.222.239
Personal Fijo a Tiempo Parcial	204	1.184.716.472
- Profesional y Técnico	30	346.260.823
- Personal Administrativo	7	94.870.677
- Personal Docente	167	743.584.972
TOTAL	**7.082**	**52.138.238.884**

(*) Incluye 1.251 cargos de Personal Docente.

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	160	344.625.943
II	190.081 - 208.400		
III	208.401 - 258.400	849	2.286.494.962
IV	258.401 - 308.400		
V	308.401 - 358.400	194	813.738.227
VI	358.401 - 408.400	204	923.669.604
VII	408.401 - 458.400	81	434.131.511
VIII	458.401 - 508.400	107	628.384.850
IX	508.401 - 558.400	1.301	8.635.427.954
X	558.401 - 608.400	64	465.631.257
XI	608.401 - 658.400	188	1.485.284.136
XII	658.401 - 708.400	203	1.696.979.016
XIII	708.401 - 758.400	26	236.585.386
XIV	758.401 - 808.400	811	7.860.376.789
XV	808.401 - 858.400	22	226.111.240
XVI	858.401 - 908.400	135	1.450.716.721
XVII	908.401 - MAS	1.290	19.137.348.949
TOTAL		**5.635**	**46.625.506.545**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	651	1.973.102.486
IV	258.401 - 308.400	236	873.010.655
V	308.401 - 358.400	127	545.252.921
VI	358.401 - 408.400	433	2.121.366.277
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**1.447**	**5.512.732.339**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1.747	26.167.262.623
Jubilado	1.424	22.533.914.996
Pensionado	323	3.633.347.627
Obrero	848	4.610.713.514
Jubilado	603	3.347.832.474
Pensionado	245	1.262.881.040
TOTAL	**2.595**	**30.777.976.137**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	57.435.453.817
02	Investigación	7.181.033.139
03	Extensión	4.426.420.503
04	Protección Socio-Económica	19.556.042.854
05	Servicios Académicos	5.916.693.357
06	Servicios Administrativos-Financieros	7.424.687.273
07	Servicios Generales	24.347.909.798
08	Planta Física	1.869.551.820
09	Fomento	82.615.953
10	Dirección Institucional	4.938.090.775
99	Partidas no Asignables a Programas	50.223.290.418
	TOTAL	**183.401.789.707**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	84.677.093.411
4.02	Materiales y Suministros	10.732.211.697
4.03	Servicios no Personales	27.195.681.927
4.04	Activos Reales	4.992.122.341
4.05	Activos Financieros	7.100.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	18.479.034.071
4.07	Transferencias	37.050.546.260
4.98	Rectificaciones al Presupuesto	268.000.000
	TOTAL	183.401.789.707

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**182.316.534.004**
Ingresos Ordinarios	142.000.000
Ingresos no Tributarios	142.000.000
Venta de Bienes y Servicios	142.000.000
Transferencias para Financiar Gastos Corrientes	182.174.534.004
Aporte del Ejecutivo Nacional	180.659.534.004
Recursos Ordinarios	105.041.310.094
Gestión Fiscal	25.111.675.227
Otras Fuentes de Financiamiento	50.506.548.683
Aporte de la Gobernación del Estado Monagas	15.000.000
Aporte del Fondo Jubilaciones y Pensiones	1.500.000.000
B. Gastos Corrientes	**159.923.533.295**
Gastos de Consumo	122.604.987.035
Gastos de Personal	84.677.093.411
Materiales y Suministros	10.732.211.697
Servicios no Personales	27.195.681.927
Otros Gastos Corrientes	37.318.546.260
Transferencias	37.050.546.260
Rectificaciones al Presupuesto	268.000.000
C. Resultado Económico: Ahorro	**22.393.000.709**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**22.393.000.709**
Ahorro en la Cuenta Corriente	22.393.000.709
B. Gastos de Capital	**4.992.122.341**
Adquisición de Maquinarias, Equipos e Inmuebles	280.298.970
Activos Intangibles	20.064.924
Otros Activos Reales	4.691.758.447
C. Resultado Financiero: Superávit	**17.400.878.368**
III. Cuenta Financiera	
A. Recursos Financieros	**18.486.134.071**
Activos Financieros	1.085.255.703
Disminución de Caja y Bancos	1.085.255.703
Superávit Financiero	17.400.878.368
B. Aplicaciones Financieras	**18.486.134.071**
Activos Financieros	7.100.000
Incremento de Inversiones Temporales	7.100.000
Pasivos Financieros	18.479.034.071
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.880.350.500
Disminución de Cuentas a Pagar por Retenciones Laborales	2.509.325.978
Disminución de Otras Cuentas y Efectos a Pagar	10.484.110.302
Disminución de Otros Pasivos Circulantes	3.605.247.291

A0083
Universidad de Los Andes (U.L.A.)

POLÍTICA PRESUPUESTARIA

La Universidad de los Andes de Venezuela, es una comunidad de intereses espirituales que reúne a profesores y estudiantes comprometidos en la procura de la verdad y el afianzamiento de los valores trascendentales del hombre, mediante el cultivo del saber y de las artes, ejerciendo con su acervo científico, tecnológico y cultural, función rectora y crítica en la educación, la cultura, la ciencia y la tecnología, sustentada en principios de democracia participativa, libertad, respeto, ética, probidad, excelencia, equidad, liderazgo, competitividad y pertinencia, para contribuir al bienestar de la sociedad y de la humanidad, bajo un claro designio de justicia.

En el marco de su Misión, para el ejercicio fiscal 2003, La Universidad de Los Andes basa sus acciones en las siguientes estrategias y objetivos:

Estrategias Institucionales

- Redimensionar y simplificar el funcionamiento de la gestión y administración universitaria.

- Incorporar a la comunidad universitaria a los planes de desarrollo del país y asumir su rol creativo, como vanguardia intelectual y humana.

- Incentivar al personal docente y de investigación jubilado de destacada labor y cuya presencia en la Universidad siga siendo requerida, para seguir colaborando activamente dentro de la institución.

- Optimizar la utilización de recursos teleinformáticos y ponerlos al servicio de todas las áreas del quehacer universitario.

- Modernizar el pregrado, incorporando la posibilidad de salidas intermedias, adecuando la oferta profesional a los tiempos que se viven, a las necesidades del desarrollo del país y a los imperativos de transformación histórico social del próximo milenio.

- Rediseñar la política de convenios e intercambio científico, promoviendo logros concretos que mejoren la calidad de nuestros postgrados, se aumente la oferta de los mismos y se mejore la formación de recursos humanos para el país y para la misma institución.

- Vincular de manera más real los estudiantes con la institución, incorporándolos a grupos y líneas de investigación.

- Fortalecer y expandir la excelencia que ha caracterizado a algunas unidades académicas, a todo el ámbito institucional, apoyándose en su experiencia acumulada.

- Asegurar el adecuado financiamiento a los Programas de estímulo al investigador.

- Estimular tanto los proyectos de investigación básica, como aquellos que vinculan la labor de búsqueda científica, tecnológica, humanística y social al logro de soluciones de problemas específicos del entorno territorial.

- Reformular las políticas de recursos humanos de la Universidad (ingreso, selección, permanencia, estímulo y egreso de profesores, personal administrativo, técnico y obrero).

- Establecer la evaluación institucional e individual como una práctica, en un valor y una costumbre.

- Privilegiar el papel de los departamentos, cátedras, grupos, laboratorios como unidades de ejecución directa de la docencia, la investigación y la extensión.

- Asignar recursos a programas y actividades directamente relacionados con la misión de la universidad.

- Promover alianzas estratégicas con el sector privado, nacional y regional, para la creación y gestión de empresas.

- Formular el plan de infraestructura y expansión física de la universidad.

- Redefinir las políticas de selección e ingreso y permanencia de los estudiantes.

- Definir un tamaño óptimo para la Institución con base a sus recursos humanos e infraestructura.

Objetivos Institucionales

- Lograr la transformación de las formas de gobierno y organización académica y administrativa con el fin de alcanzar máximos niveles de eficiencia.

- Apoyar y propiciar propuestas y respuestas en la vida nacional en todos los órdenes en los que tenemos capacidad, experticia y adiestramiento.

- Mejorar la relación costo - rendimiento en la universidad.

- Atraer e incorporar recursos humanos del más alto nivel.

- Liderar la formación, capacitación y actualización de recursos humanos en el país.

- Propiciar la búsqueda de la excelencia, la eficacia y la eficiencia.

- Convertir la competencia, la excelencia y la formación continua en el motor permanente para la búsqueda de la eficiencia y la eficacia institucional.

- Mejorar la eficiencia y eficacia del gasto universitario.

- Coadyuvar a minimizar el problema de la descapitalización de personal académico.

- Fomentar los ingresos propios de la institución.

- Mejorar la infraestructura física y los sistemas de telecomunicaciones poniéndolos al servicio más efectivo de la academia.

- Contrarrestar el efecto del deterioro socioeconómico sobre la comunidad universitaria.

- Lograr que los egresados de la ULA vayan más allá de la búsqueda de empleo a asumir con éxito el rol empleador, creador de fuentes de trabajo

- Proyectar una imagen institucional coherente y sólida.

- Mejorar la seguridad y bienestar social del colectivo universitario.

Enmarcados dentro de las Estrategias y Objetivos Institucionales antes indicados, se ubican los siguientes Proyectos según Programa Presupuestario:

Enseñanza

Para el ejercicio fiscal 2003, la ULA se propone como acciones prioritarias: -Adecuar los curricula a las necesidades de este nuevo milenio, conteste de los cambios que las innovaciones en materia tecnológica-educativa imperar; - Aumentar la cobertura en la atención del contingente estudiantil tanto de pregrado como de postgrado; diversificar la oferta de programas de postgrado acordes a las necesidades de la región, del país y a las potencialidades de la Institución; incrementar la calidad de la enseñanza mediante el mantenimiento de los Programas de formación y actualización de la planta académica.

Estas acciones prioritarias se concretan en los siguientes proyectos Institucionales:

- Redefinir la pertinencia, actualidad y eficacia de las carreras y los postgrados que ofrece la institución.

- Definir parámetros que expresen tamaños óptimos de matrícula, basados en la disponibilidad de recursos humanos y de infraestructura.

- Sistematizar programas de educación permanente en todas las áreas del conocimiento.

- Promover la extramuralidad de los cursos de postgrado.

- Crear un fondo especial para la adquisición de equipos de alta tecnología para el desarrollo de los postgrados.

- Adaptar las curricula de postgrado a sistemas abiertos y cambiantes.

Investigación

La ULA en el área de investigación se propone: mayor vinculación entre la investigación, el postgrado y la extensión; fortalecimiento de laboratorios y grupos de investigación; incremento en el intercambio científico; incremento de la cuota de participación institucional en el Programa Nacional de Promoción al Investigador (PPI); incremento de la cantidad de académicos acreditados en el Programa de Estímulo al Investigador (PEI).

- Continuar apoyando la investigación mediante el financiamiento a Laboratorios, Grupos e investigadores independientes.

- Actualizar la infraestructura tecnológica que apoya las labores de investigación

- Activar convenios interinstitucionales en pro de la investigación

Extensión

El propósito fundamental de la ULA para el ejercicio fiscal 2003 en materia de extensión, es destacar la acción Institucional dentro de la Región mediante:

- Utilizar plenamente la capacidad de publicación de la Universidad.

- Crear empresas de consultoría, de cursos de extensión y de ampliación de conocimientos.

- Difusión de la acción universitaria en las áreas médico-asistencial, deportiva y cultural, acciones poco conocidas y de gran impacto en el ámbito regional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**266.657.145.995**
Ingresos Ordinarios	11.888.948.552
Ingresos no Tributarios	9.959.106.701
Venta de Bienes y Servicios	7.680.643.922
Otros Ingresos	2.278.462.779
Ingresos de la Propiedad	1.929.841.851
Intereses por Dinero en Depósito	1.929.841.851
Transferencias para Financiar Gastos Corrientes	254.768.197.443
Aporte del Ejecutivo Nacional	252.683.827.489
Recursos Ordinarios	146.918.569.371
Gestión Fiscal	35.123.052.021
Otras Fuentes de Financiamiento	70.642.206.097
Aporte del Fondo de Jubilaciones y Pensiones	1.589.211.255
Otros Aportes del Sector Público	495.158.699
Recursos Financieros	**2.213.545.075**
Activos Financieros	2.213.545.075
Disminución de Caja y Bancos	2.213.545.075
TOTAL	**268.870.691.070**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**231.993.920.693**
Gastos de Consumo	148.669.037.662
Gastos de Personal	126.862.712.373
Materiales y Suministros	11.694.182.071
Servicios no Personales	10.112.143.218
Otros Gastos Corrientes	83.324.883.031
Transferencias	81.077.621.026
Rectificaciones al Presupuesto	2.247.262.005
Gastos de Capital	**11.498.700.681**
Adquisición de Maquinarias, Equipos e Inmuebles	10.267.005.811
Obras de Infraestructura	866.282.768
Activos Intangibles	8.000.000
Otros Activos Reales	357.412.102
Aplicaciones Financieras	**25.378.069.696**
Activos Financieros	1.551.916.792
Concesión de Préstamos	900.000.000
Adquisición de Títulos Valores	651.916.792
Pasivos Financieros	23.826.152.904
Disminución de Otros Pasivos Circulantes	23.826.152.904
TOTAL	**268.870.691.070**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matricula de Pre-grado	Alumno	31.855
Egresados de Pre-grado	Egresado	4.199
Matricula de Post-Grado	Alumno	2.689
Egresados de Post Grado	Egresado	490
Actividades de Investigación	Proyecto	2.869
Actividades de Extensión	Taller, Charla y Curso	2.547
Asistencia Socioeconómica	Becario	5.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	5.533	57.486.560.611
- Directivo	156	429.883.584
- Profesional y Técnico	1.092	10.599.433.930
- Personal Administrativo	867	4.710.148.427
- Personal Docente	2.050	34.786.151.746
- Obrero	1.368	6.960.942.924
Personal Contratado	742	3.935.459.779
- Empleado (*)	742	3.935.459.779
Personal Fijo a Tiempo Parcial	74	445.264.931
- Profesional y Técnico	38	254.353.161
- Personal Administrativo	3	9.117.558
- Personal Docente	33	181.794.212
TOTAL	**6.349**	**61.867.285.321**

(*) Incluye 742 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	188	369.444.803
II	190.081 - 208.400		
III	208.401 - 258.400	178	523.849.596
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1.097	5.197.262.324
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	634	4.162.770.336
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	899	9.084.000.589
XVI	858.401 - 908.400		
XVII	908.401 - MAS	1.985	35.569.014.749
	TOTAL	4.981	54.906.342.397

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	2	4.651.319
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	546	2.462.018.368
VII	408.401 - 458.400	530	2.789.120.319
VIII	458.401 - 508.400	249	1.436.366.079
IX	508.401 - 558.400	40	261.064.718
X	558.401 - 608.400		
XI	608.401 - 658.400	1	7.722.121
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	1.368	6.960.942.924

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2003	Presupuesto 2003
Empleado	2.507	57.699.840.045
Jubilado	2.435	56.851.541.648
Pensionado	72	848.298.397
Obrero	821	6.235.675.297
Jubilado	755	5.803.013.092
Pensionado	66	432.662.205
TOTAL	**3.328**	**63.935.515.342**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	74.791.729.038
02	Investigación	16.082.174.923
03	Extensión	4.115.105.266
04	Protección Socio-Económica	23.135.531.620
05	Servicios Académicos	10.340.910.342
06	Servicios Administrativos	5.229.882.106
07	Servicios Generales	18.391.490.260
08	Planta Física y Equipamiento	1.276.301.609
09	Fomento	13.823.610.569
10	Dirección Institucional	6.181.312.513
99	Partidas no Asignables a Programas	95.502.642.824
	TOTAL	**268.870.691.070**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	126.862.712.373
4.02	Materiales y Suministros	11.694.182.071
4.03	Servicios no Personales	10.112.143.218
4.04	Activos Reales	11.498.700.681
4.05	Activos Financieros	1.551.916.792
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	23.826.152.904
4.07	Transferencias	81.077.621.026
4.98	Rectificaciones al Presupuesto	2.247.262.005
	TOTAL	**268.870.691.070**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**266.657.145.995**
Ingresos Ordinarios	11.888.948.552
Ingresos no Tributarios	9.959.106.701
Venta de Bienes y Servicios	7.680.643.922
Otros Ingresos	2.278.462.779
Ingresos de la Propiedad	1.929.841.851
Intereses por Dinero en Depósito	1.929.841.851
Transferencias para Financiar Gastos Corrientes	254.768.197.443
Aporte del Ejecutivo Nacional	252.683.827.489
Recursos Ordinarios	146.918.569.371
Gestión Fiscal	35.123.052.021
Otras Fuentes de Financiamiento	70.642.206.097
Aporte del Fondo de Jubilaciones y Pensiones	1.589.211.255
Otros Aportes del Sector Público	495.158.699

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos Corrientes	**231.993.920.693**
Gastos de Consumo	148.669.037.662
Gastos de Personal	126.862.712.373
Materiales y Suministros	11.694.182.071
Servicios no Personales	10.112.143.218
Otros Gastos Corrientes	83.324.883.031
Transferencias	81.077.621.026
Rectificaciones al Presupuesto	2.247.262.005
C. Resultado Económico: Ahorro	**34.663.225.302**
II. Cuenta de Capital	
A. Recursos de Capital	**34.663.225.302**
Ahorro en la Cuenta Corriente	34.663.225.302
B. Gastos de Capital	**11.498.700.681**
Adquisición de Maquinarias, Equipos e Inmuebles	10.267.005.811
Obras de Infraestructura - Estudios y Proyectos	866.282.768
Activos Intangibles	8.000.000
Otros Activos Reales	357.412.102
C. Resultado Financiero: Superávit	**23.164.524.621**
III. Cuenta Financiera	
A. Recursos Financieros	**25.378.069.696**
Activos Financieros	2.213.545.075
Disminución de Caja y Bancos	2.213.545.075
Superávit Financiero	23.164.524.621
B. Aplicaciones Financieras	**25.378.069.696**
Activos Financieros	1.551.916.792
Concesión de Préstamos	900.000.000
Adquisición de Títulos Valores	651.916.792
Pasivos Financieros	23.826.152.904
Disminución de Otros Pasivos Circulantes	23.826.152.904

A0084

Universidad Nacional Experimental
de los Llanos Centrales Rómulo Gallegos (U.N.E.R.G.)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS
CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

LEY DE PRESUPUESTO 2003

A0084-1

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental de los Llanos Centrales "Rómulo Gallegos" cumpliendo con el "deber ser" enmarcados en la Constitución de la Republica Bolivariana de Venezuela, Ley de Universidades y sus propios reglamentos, ha diseñado su presupuesto para dar cumplimiento a su Misión, Visión y objetivos principales alcanzables en su Plan Operativo 2003. En tal sentido, los objetivos de estas políticas son lograr una mayor pertinencia social, mejorar la seguridad en el acceso y desempeño de los estudiantes, elevar la calidad de la educación superior y optimizar la eficiencia en el manejo de los recursos.

El presupuesto está discriminado por áreas, programas y actividades para atender los servicios a prestar: enseñanza, Investigación, Extensión, Protección Socio Económica, Servicios Académicos-Administrativos y todos los que mandan los reglamentos. Igualmente fue elaborado considerando la Ley Orgánica de la Administración Financiera del Sector Público como base que permita regular la administración financiera y el sistema de control interno.

Nuestra institución se encuentra inmersa en el proceso de transformación de un nuevo país, que se orienta por el proyecto ALMA MATER para el mejoramiento de la calidad y equidad de la educación universitaria Unergista hacia el logro de la excelencia académica con pertinencia social, la puesta en marcha del sistema de evaluación y acreditación institucional, manejando e interpretando los indicadores de gestión como herramienta sinérgicas y articulación entre los responsables de gestión académica y administrativa.

La evaluación constante de los indicadores alertarán y harán posible la corrección de posibles desviaciones en los procesos mejorando la gestión y cuentas institucionales.

El presupuesto no puede ser un mecanismo de acción rígida, debe establecer alternativas factibles dependiendo de los requerimientos, revisión de políticas y logros de años anteriores para mejorar las futura.

Así mismo, los presupuestos universitarios enmarcados en los planes operativos, originan las fuerzas impulsoras para facilitar la consecución de nuevas metas; ésta es la base del argumento a favor de los presupuestos variables o flexibles, que impiden que se encasillen las operaciones pertinentes, reflejando de manera precisa la distribución de recursos.

CAPITULO I
PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**25.287.946.130**
Ingresos Ordinarios	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Transferencias para Financiar Gastos Corrientes	25.247.946.130
Aporte del Ejecutivo Nacional	25.247.946.130
Recursos Ordinarios	14.679.974.424
Gestión Fiscal	3.509.464.512
Otras Fuentes de Financiamiento	7.058.507.194
Recursos de Capital	**52.553.598**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.553.598
Recursos Financieros	**400.000.000**
Activos Financieros	400.000.000
Disminución de Caja y Bancos	400.000.000
TOTAL	**25.740.499.728**

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS
CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

LEY DE PRESUPUESTO 2003

A0084 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**22.718.208.151**
Gastos de Consumo	19.435.686.667
Gastos de Personal	17.868.485.382
Materiales y Suministros	231.694.767
Servicios no Personales	1.282.952.920
Otros Gastos Corrientes de Instituciones Descentralizadas	52.553.598
Depreciación y Amortización	52.553.598
Otros Gastos Corrientes	3.282.521.484
Transferencias	3.282.521.484
Gastos de Capital	**525.535.987**
Adquisición de Maquinarias, Equipos e Inmuebles	390.834.957
Obras de Infraestructura	134.701.030
Aplicaciones Financieras	**2.496.755.590**
Pasivos Financieros	2.496.755.590
Disminución de Cuentas y Efectos a Pagar a Proveedores	45.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	20.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	40.000.000
Disminución de Otros Pasivos Circulantes	2.381.755.590
TOTAL	**25.740.499.728**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	8.750
Matrícula de Post-Grado	Alumno	735
Egresados de Pre-Grado	Egresado	701
Egresados de Post-Grado	Egresado	272
Actividades de Investigación	Proyecto	16
Actividades de Extensión	Taller	8
Asistencia Socio Económica	Becario	403

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS
CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

LEY DE PRESUPUESTO 2003

A0084-3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	711	6.993.962.823
- Directivo	60	1.105.258.044
- Profesional y Técnico	185	1.685.981.652
- Personal Administrativo	105	534.019.896
- Personal Docente	218	2.967.072.252
- Obrero	143	701.630.979
Personal Contratado	530	3.057.736.034
- Empleado (*)	514	2.995.506.594
- Obrero	16	62.229.440
Personal Fijo a Tiempo Parcial	136	752.594.636
- Profesional y Técnico	18	57.445.319
- Personal Administrativo	1	3.110.478
- Personal Docente	117	692.038.839
TOTAL	**1.377**	**10.804.293.493**

(*) Incluye 366 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	56	107.051.676
II	190.081 - 208.400	1	2.409.576
III	208.401 - 258.400	27	74.297.127
IV	258.401 - 308.400	74	245.138.456
V	308.401 - 358.400	106	449.378.218
VI	358.401 - 408.400	133	647.313.697
VII	408.400 - 458.400		
VIII	458.401 - 508.400	75	454.740.858
IX	508.401 - 558.400	157	1.035.412.680
X	558.401 - 608.400	87	593.609.164
XI	608.400 - 658.400		
XII	658.401 - 708.400	101	846.824.292
XIII	708.401 - 758.400	5	45.139.916
XIV	758.401 - 808.400		
XV	808.401 - 858.400	46	456.633.036
XVI	858.401 - 908.400		
XVII	908.401 - MAS	350	5.082.484.378
	TOTAL	**1.218**	**10.040.433.074**

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS   LEY DE PRESUPUESTO 2003
CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

A0084 - 4

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	65	269.971.340
VI	358.401 - 408.400	51	241.000.476
VII	408.401 - 458.400		
VIII	458.401 - 508.400	40	233.797.272
IX	508.401 - 558.400	3	19.091.331
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**159**	**763.860.419**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	91	1.587.835.314
Jubilado	80	1.497.927.115
Pensionado	11	89.908.199
Obrero	22	125.895.142
Jubilado	19	110.683.400
Pensionado	3	15.211.742
TOTAL	**113**	**1.713.730.456**

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

LEY DE PRESUPUESTO 2003

A0084-5

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	10.735.165.961
02	Investigación	1.416.631.924
03	Extensión	395.881.267
04	Protección Socio- Económica	2.769.461.506
05	Servicios Académicos	593.167.026
06	Servicios Administrativos y Financieros	1.045.027.172
07	Servicios Generales	2.170.874.319
08	Planta Física y Equipamiento	394.726.276
09	Fomento	7.049.048
10	Dirección Institucional	1.501.103.230
99	Partidas no Asignables a Programas	4.711.411.999
	TOTAL	25.740.499.728

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	17.868.485.382
4.02	Materiales y Suministros	231.694.767
4.03	Servicios no Personales	1.282.952.920
4.04	Activos Reales	525.535.987
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.496.755.590
4.07	Transferencias	3.282.521.484
4.08	Otros Gastos de Instituciones Descentralizadas	52.553.598
	TOTAL	25.740.499.728

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS   LEY DE PRESUPUESTO 2003
CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

A0084 - 6

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.287.946.130**
Ingresos Ordinarios	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
Transferencias para Financiar Gastos Corrientes	25.247.946.130
Aporte del Ejecutivo Nacional	25.247.946.130
Recursos Ordinarios	14.679.974.424
Gestión Fiscal	3.509.464.512
Otras Fuentes de Financiamiento	7.058.507.194
B. Gastos Corrientes	**22.718.208.151**
Gastos de Consumo	19.435.686.667
Gastos de Personal	17.868.485.382
Materiales y Suministros	231.694.767
Servicios no Personales	1.282.952.920
Otros Gastos Corrientes de Instituciones Descentralizadas	52.553.598
Depreciación y Amortización	52.553.598
Otros Gastos Corrientes	3.282.521.484
Transferencias	3.282.521.484
C. Resultado Económico: Ahorro	**2.569.737.979**
II. Cuenta de Capital	
A. Recursos de Capital	**2.622.291.577**
Ahorro en la Cuenta Corriente	2.569.737.979
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.553.598
B. Gastos de Capital	**525.535.987**
Adquisición de Maquinarias, Equipos e Inmuebles	390.834.957
Obras de Infraestructura - Estudios y Proyectos	134.701.030
C. Resultado Financiero: Superávit	**2.096.755.590**
III. Cuenta Financiera	
A. Recursos Financieros	**2.496.755.590**
Activos Financieros	400.000.000
Disminución de Caja y Bancos	400.000.000
Superávit Financiero	2.096.755.590

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS
CENTRALES RÓMULO GALLEGOS (U.N.E.R.G.).

LEY DE PRESUPUESTO 2003

A0084-7

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Aplicaciones Financieras	**2.496.755.590**
Pasivos Financieros	2.496.755.590
Disminución de Cuentas y Efectos a Pagar a Proveedores	45.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	20.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	40.000.000
Disminución de Otros Pasivos Circulantes	2.381.755.590

A0085

Universidad Nacional Experimental
Rafael María Baralt (U.N.E.R.M.B.)

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT
(U.N.E.R.M.B.)

LEY DE PRESUPUESTO 2003

A0085-1

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental "Rafael María Baralt" (UNERMB), inició actividades a comienzos del año 1982, cuyo objetivo es la formación de profesionales en los niveles de pre-grado y post-grado, presentando una oferta académica por áreas de conocimiento y carreras en especialidades como: Gerencia industrial, educación, matemáticas y física e ingeniería mecánica para pre-grado, en el ámbito de postgrado ofrece las especialidades de gerencia de recursos humanos, gerencia financiera, administración de la educación básica y docencia en educación superior, para coadyuvar al desarrollo del país.

Acorde con su visión estratégica como ente rector de la Educación Superior, la Universidad Nacional Experimental "Rafael María Baralt" (UNERMB), se enrumba proactivamente en un proceso de transformación que requiere de una planificación precisa para partir de realidades que dirijan sus logros futuros; coherente que permita interactuar entre los subsistemas internos también entre nuestro sistema y el sistema exterior, viable en cuanto a la posibilidad de nuestras fortalezas y que permita atacar y disminuir las debilidades y operativos para permitir lograr su implantación y lograr objetivos parciales y metas.

Hacia el alcance de los objetivos propuestos Universidad Nacional Experimental "Rafael María Baralt" propone:

- Incorporar el uso de todas las tecnologías que permitan lograr resultados eficaces y eficientes en todas sus actividades.

- Lograr pertinencia, eficacia y eficiencia como criterios decisión fundamental.

- La racionalidad como norte de sus actividades administrativas y académicas.

- Lograr competitividad como elemento fundamental de sus estrategias de supervivencia y crecimiento.

- Desarrollo de Programas Docentes orientados a la Formación de Profesionales de aceptación en el mercado de trabajo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**26.300.455.528**
Ingresos Ordinarios	656.400.000
Ingresos no Tributarios	542.400.000
Venta de Bienes y Servicios	542.400.000
Ingresos de la Propiedad	114.000.000
Intereses por Dinero en Deposito	114.000.000
Transferencias para Financiar Gastos Corrientes	25.644.055.528
Aporte del Ejecutivo Nacional	25.644.055.528
Recursos Ordinarios	14.910.285.270
Gestión Fiscal	3.564.523.718
Otras Fuentes de Financiamiento	7.169.246.540
Recursos Financieros	**1.210.384.319**
Activos Financieros	1.210.384.319
Disminución de Caja y Bancos	1.210.384.319
TOTAL	**27.510.839.847**

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARIA BARALT
(U.N.E.R.M.B.)

LEY DE PRESUPUESTO 2003

A0085 - 2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**24.122.875.742**
Gastos de Consumo	23.062.280.488
Gastos de Personal	20.069.822.864
Materiales y Suministros	514.319.097
Servicios no Personales	2.478.138.527
Otros Gastos Corrientes	1.060.595.254
Transferencias	1.060.595.254
Gastos de Capital	**495.398.163**
Activos Reales	495.398.163
Aplicaciones Financieras	**2.892.565.942**
Pasivos Financieros	2.892.565.942
Disminución de Otros Pasivos no Circulantes	2.892.565.942
TOTAL	**27.510.839.847**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	13.500
Egresados de Pregrado	Egresado	2.000
Matrícula de Postgrado	Alumno	778
Egresados de Postgrado	Egresado	300
Actividades de Investigación	Proyecto	26
Actividades de Extensión	Taller, Charla y Curso	36
Asistencia Socio Económica	Becario	469

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT   LEY DE PRESUPUESTO 2003
(U.N.E.R.M.B.)

A0085-3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	787	12.986.879.709
- Directivo	14	427.355.437
- Profesional y Técnico	141	1.976.885.725
- Personal Administrativo	145	996.189.199
- Personal Docente	420	8.777.977.906
- Personal de Investigación	13	330.379.258
- Obrero	54	478.092.184
Personal Contratado	126	1.525.131.784
- Empleado (*)	126	1.525.131.784
Personal Fijo a Tiempo Parcial	35	296.014.052
- Personal Administrativo	10	122.036.512
- Personal Docente	25	173.977.540
TOTAL	948	14.808.025.545

(*) Incluye 106 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	6	22.165.678
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	4██.4█4 - 458.400		
VIII	4█4█1 - 508.400	73	436.451.020
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	32	273.082.698
XIV	758.401 - 808.400	30	289.442.893
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	753	13.308.791.072
TOTAL		894	14.329.933.361

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT   LEY DE PRESUPUESTO 2003
(U.N.E.R.M.B.)

A0085 - 4

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	7	56.837.341
XIII	708.401 - 758.400	41	358.966.218
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	6	62.288.625
XVII	908.401 - MAS		
TOTAL		**54**	**478.092.184**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	17	372.534.361
Jubilado	12	350.796.225
Pensionado	5	21.738.136
TOTAL	**17**	**372.534.361**

UNDERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT
(U.N.E.R.M.B.)

LEY DE PRESUPUESTO 2003

A0085-5

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	14.075.044.844
02	Investigación	866.838.365
03	Extensión	559.916.047
04	Protección Socio-Económica	2.073.087.352
05	Servicios Académicos	749.626.988
06	Servicios Administrativos y Financieros	1.548.368.253
07	Servicios Generales	2.739.371.603
08	Planta Física y Equipamiento	68.750.000
09	Fomento	16.000.000
10	Dirección Institucional	1.170.383.069
99	Partidas no Asignables a Programas	3.643.453.326
	TOTAL	**27.510.839.847**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	20.069.822.864
4.02	Materiales y Suministros	514.319.097
4.03	Servicios no Personales	2.478.138.527
4.04	Activos Reales	495.398.163
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.892.565.942
4.07	Transferencias	1.060.595.254
	TOTAL	**27.510.839.847**

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT
(U.N.E.R.M.B.)

LEY DE PRESUPUESTO 2003

A0085 - 6

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	26.300.455.528
Ingresos Ordinarios	656.400.000
Ingresos no Tributarios	542.400.000
Venta de Bienes y Servicios	542.400.000
Ingresos de la Propiedad	114.000.000
Intereses por Dinero en Deposito	114.000.000
Transferencias para Financiar Gastos Corrientes	25.644.055.528
Aporte del Ejecutivo Nacional	25.644.055.528
Recursos Ordinarios	14.910.285.270
Gestión Fiscal	3.564.523.718
Otras Fuentes de Financiamiento	7.169.246.540
B. Gastos Corrientes	24.122.875.742
Gastos de Consumo	23.062.280.488
Gastos de Personal	20.069.822.864
Materiales y Suministros	514.319.097
Servicios no Personales	2.478.138.527
Otros Gastos Corrientes	1.060.595.254
Transferencias	1.060.595.254
C. Resultado Económico: Ahorro	2.177.579.786
II. Cuenta de Capital	
A. Recursos de Capital	2.177.579.786
Ahorro en la Cuenta Corriente	2.177.579.786
B. Gastos de Capital	495.398.163
Activos Reales	495.398.163
C. Resultado Financiero: Superávit	1.682.181.623
III. Cuenta Financiera	
A. Recursos Financieros	2.892.565.942
Activos Financieros	1.210.384.319
Disminución de Caja y Bancos	1.210.384.319
Superávit Financiero	1.682.181.623
B. Aplicaciones Financieras	2.892.565.942
Pasivos Financieros	2.892.565.942
Disminución de Otros Pasivos no Circulantes	2.892.565.942

A0086
Universidad Simón Bolívar (U.S.B.)

POLÍTICA PRESUPUESTARIA

La Universidad Simón Bolívar (USB) fue creada el 18-07-1967. El objetivo fundamental está orientado a crear, asimilar y difundir el saber mediante la investigación y la enseñanza, a completar la formación integral de los educandos y a la generación de los equipos profesionales y técnicos requeridos por la Nación. Es una comunidad académica, innovadora, participativa, productiva y plural, en permanente aprendizaje y desarrollo y comprometida con la excelencia.

Sus lineamientos estratégicos están dirigidos a:

- Identificar y dar prioridad a las oportunidades y fortalezas de la USB en sus áreas de formación, investigación, desarrollo y proyección al entorno.

- Definir un modelo educativo centrado en el estudiante, que permita su formación integral y contemple su desarrollo profesional y humanístico.

- Definir y ejecutar programas de acción orientados a aumentar la participación de la USB en el ámbito universitario nacional e internacional y aumentar la oferta académica dentro de las áreas prioritarias definidas para la USB.

- Consolidar una gestión administrativa eficiente, que esté al servicio de los objetivos fundamentales de la universidad y sustentada en la planificación estratégica y evaluación continua de todas las áreas de la institución.

- Implantar tecnología de información apropiada que provea soporte a todos los procesos de la universidad.

- Desarrollar y fortalecer programas de vinculación efectiva de la USB con el país, alineándolos con las áreas de acción prioritarias.

En cuanto al componente de los programas estratégicos, para el año 2003 se continuará con la ejecución de los planes previstos en cuanto a:

Enseñanza

La formación sustentada en valores éticos, de ciudadanos libres, líderes emprendedores, de alta calidad profesional y humana, orientados hacia la creatividad, la innovación, la producción, la sensibilidad y la solidaridad social. Una búsqueda permanente de mejora de la forma en que se genera y transmite el conocimiento de cómo éste se relaciona, y se aplica en contextos diferentes a la vigencia y pertinencia presente y futura, de los conocimientos que se imparten.

Investigación

Fomentar y acometer programas de investigación, desarrollo y creación, de manera transdisciplinaria e integrada, que conlleven la generación de conocimientos e innovaciones que permitan ampliar tanto la oferta académica, como los productos y servicios especializados que se ponen a la disposición de la sociedad.

Extensión

En la USB se propicia la integración de las personas con el ambiente natural, la cultura y los deportes. Su infraestructura física y prestación de servicios de apoyo académico están inspirados en este modelo integrador que potencia la calidad de la vida de manera integral.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**121.876.594.112**
Ingresos Ordinarios	1.997.484.616
Ingresos no Tributarios	1.697.480.000
Venta de Bienes y Servicios	1.697.480.000
Ingresos de la Propiedad	300.004.616
Intereses por Dinero en Depósito	300.004.616
Transferencias para Financiar Gastos Corrientes	119.879.109.496
Aporte del Ejecutivo Nacional	119.379.109.496
Recursos Ordinarios	69.410.884.559
Gestión Fiscal	16.593.696.220
Otras Fuentes de Financiamiento	33.374.528.717
Aporte del Fondo de Jubilaciones y Pensiones	500.000.000
Recursos de Capital	**194.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	194.000.000
Recursos Financieros	**2.000.000.000**
Activos Financieros	2.000.000.000
Disminución de Caja y Bancos	1.990.000.000
Disminución de Otras Cuentas a Cobrar	10.000.000
TOTAL	**124.070.594.112**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**105.709.068.991**
Gastos de Consumo	76.975.459.830
Gastos de Personal	61.329.799.837
Materiales y Suministros	2.409.577.015
Servicios no Personales	13.042.082.978
Otros Gastos Corrientes de Instituciones Descentralizadas	194.000.000
Depreciación y Amortización	194.000.000
Otros Gastos Corrientes	28.733.609.161
Transferencias	28.533.609.161
Rectificaciones al Presupuesto	200.000.000
Gastos de Capital	**6.846.741.179**
Adquisición de Maquinarias, Equipos e Inmuebles	5.103.240.518
Obras de Infraestructura	440.029.381
Activos Intangibles	303.188.132
Otros Activos Reales	1.000.283.148
Aplicaciones Financieras	**11.514.783.942**
Pasivos Financieros	11.514.783.942
Servicio de la Deuda Pública y Disminución de Otros Pasivos	11.514.783.942
TOTAL	**124.070.594.112**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	8.157
Egresados de Pregrado	Egresado	1.266
Matrícula de Post-Grado	Alumno	1.372
Egresados de Post-Grado	Egresado	295
Actividades de Investigación	Proyecto	116
Asistencia Socio-Económica	Becario	2.491
Actividades de Extensión	Curso	490

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.794	30.504.429.956
- Directivo	35	1.113.142.231
- Profesional y Técnico	538	11.984.985.420
- Personal Administrativo	340	2.890.324.425
- Personal Docente	635	13.037.464.027
- Obrero	246	1.478.513.853
Personal Contratado	514	3.371.735.663
- Empleado (*)	514	3.371.735.663
Personal Fijo a Tiempo Parcial	265	2.403.263.113
- Personal Docente	265	2.403.263.113
TOTAL	**2.573**	**36.279.428.732**

(*) Incluye 460 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	99	380.237.733
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	40	232.535.680
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	38	281.736.936
XII	658.401 - 708.400		
XIII	708.401 - 758.400	132	1.155.308.600
XIV	758.401 - 808.400		
XV	808.401 - 858.400	79	791.832.200
XVI	858.401 - 908.400	48	522.949.400
XVII	908.401 - MAS	1891	31.436.314.330
TOTAL		**2.327**	**34.800.914.879**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	39	107.216.200
IV	258.401 - 308.400	51	170.313.650
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	22	107.895.180
VIII	458.401 - 508.400	20	111.383.474
IX	508.401 - 558.400	5	33.504.000
X	558.401 - 608.400	35	253.660.420
XI	608.401 - 658.400	24	187.619.450
XII	658.401 - 708.400		
XIII	708.401 - 758.400	20	182.016.000
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400	30	324.905.479
XVII	908.401 - MAS		
TOTAL		246	1.478.513.853

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	856	23.025.180.670
Jubilado	752	21.516.723.921
Pensionado	104	1.508.456.749
Obrero	86	722.527.851
Jubilado	68	526.538.464
Pensionado	18	195.989.387
TOTAL	942	23.747.708.521

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	32.018.540.819
02	Investigación	5.604.813.696
03	Extensión	1.968.237.014
04	Protección Socio Económica	9.950.338.957
05	Servicios Académicos	9.932.529.669
06	Servicios Administrativos Financieros	4.089.857.220
07	Servicios Generales	12.060.502.928
08	Planta Física y Equipamiento	2.114.675.511
09	Fomento	200.000.000
10	Dirección Institucional	6.358.011.607
99	Partidas no Asignables a Programas	39.773.086.691
	TOTAL	**124.070.594.112**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	61.329.799.837
4.02	Materiales y Suministros	2.409.577.015
4.03	Servicios no Personales	13.042.082.978
4.04	Activos Reales	6.846.741.179
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	11.514.783.942
4.07	Transferencias	28.533.609.161
4.08	Otros Gastos de Instituciones Descentralizadas	194.000.000
4.98	Rectificaciones al Presupuesto	200.000.000
	TOTAL	**124.070.594.112**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**121.876.594.112**
Ingresos Ordinarios	1.997.484.616
Ingresos no Tributarios	1.697.480.000
Venta de Bienes y Servicios	1.697.480.000
Ingresos de la Propiedad	300.004.616
Intereses por Dinero en Depósito	300.004.616
Transferencias para Financiar Gastos Corrientes	119.879.109.496
Aporte del Ejecutivo Nacional	119.379.109.496
Recursos Ordinarios	69.410.884.559
Gestión Fiscal	16.593.696.220
Otras Fuentes de Financiamiento	33.374.528.717
Aporte del Fondo de Jubilaciones y Pensiones	500.000.000
B. Gastos Corrientes	**105.709.068.991**
Gastos de Consumo	76.975.459.830
Gastos de Personal	61.329.799.837
Materiales y Suministros	2.409.577.015
Servicios no Personales	13.042.082.978
Otros Gastos Corrientes de Instituciones Descentralizadas	194.000.000
Depreciación y Amortización	194.000.000
Otros Gastos Corrientes	28.733.609.161
Transferencias	28.533.609.161
Rectificaciones al Presupuesto	200.000.000
C. Resultado Económico: Ahorro	**16.167.525.121**
II. Cuenta de Capital	
A. Recursos de Capital	**16.361.525.121**
Ahorro en la Cuenta Corriente	16.167.525.121
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	194.000.000
B. Gastos de Capital	**6.846.741.179**
Adquisición de Maquinarias, Equipos e Inmuebles	5.103.240.518
Obras de Infraestructura - Estudios y Proyectos	440.029.381
Activos Intangibles	303.188.132
Otros Activos Reales	1.000.283.148
C. Resultado Financiero: Superávit	**9.514.783.942**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	11.514.783.942
Activos Financieros	2.000.000.000
Disminución de Caja y Bancos	1.990.000.000
Disminución de Otras Cuentas a Cobrar	10.000.000
Superávit Financiero	9.514.783.942
B. Aplicaciones Financieras	11.514.783.942
Pasivos Financieros	11.514.783.942
Servicio de la Deuda Pública y Disminución de otros Pasivos	11.514.783.942

POLITICA PRESUPUESTARIA

La Universidad Nacional Abierta estructura su Presupuesto con el propósito de materializar los objetivos enmarcados en los criterios para el desarrollo de la Educación Superior en Venezuela, en el período 2.000-2.006, contenidas en las siguientes políticas del Subsector Educación Superior:

- Estructurar el sistema de educación superior.

- Elevar la calidad académica de las instituciones a partir de las funciones de docencia, investigación y extensión.

- Mejorar la equidad en el acceso y en el desempeño de los estudiantes.

- Lograr una mayor pertinencia social de las instituciones los programas y los currículos.

- Lograr una mayor interrelación de las instituciones con los distintos sectores de la sociedad y con los otros niveles del sistema escolar.

- Promover y fortalecer la cooperación nacional, regional e internacional.

En razón de los lineamientos presupuestarios para el presente ejercicio fiscal, se ha considerado necesario continuar utilizando recursos originados por el Fondo de Pensiones y Jubilaciones para destinarlo a financiar las Pensiones y Jubilaciones del año 2.003, concordante con el objeto para el cual fue creado dicho fondo.

Se aspira que los cursos de ampliación de Post Grado y Maestría generen recursos por el orden de Bs. 110.000.000, para lo cual se aplicará una política intensiva de captación de alumnos que deseen obtener un título de cuarto nivel, y la apertura en el segundo semestre del año 2.003, de tres (03) Maestrías en Educación Inicial, Gerencia Turística y Metodología de la Investigación, estimándose una matrícula de 1.524 alumnos en las Maestrías a impartirse y 3.360 alumnos para Cursos de Ampliación.

La matrícula estudiantil para el Curso Introductorio se estimara en 58.000 inscritos comprendiendo los dos (02) Lapsos Académicos. Por su parte la matrícula estudiantil de los estudiantes regulares para los dos (02) Lapsos Académicos se estima en conjunto en 78.000 alumnos.

Para el año 2.003, se continúa considerando como un reto institucional la comunicación fluida de los Centros Locales y de la Sede Central en las áreas académicas para la administración de la institución, para ello se está apuntalando la adquisición de equipos de procesamiento de datos, la compra de software para adecuarlos a las necesidades de paquetes y programas de computación, pagos de licencias y toda la logística para continuar materializando el Proyecto de Conectividad, con el objeto de completar la plataforma tecnológica necesaria para la operatividad del mismo, fortaleciendo el papel formador de recursos humanos y consolidando los sistemas de enseñanza-aprendizaje por el propio estudiante y favoreciendo la atención del sector de la población excluido del sistema tradicional de la Educación Superior.

Así mismo, se tiene previsto atender las necesidades de equipamiento a los Centros Locales, para lo cual la Dirección de Operaciones conjuntamente con el Rectorado presupuestaron recursos para atender tales requerimientos. Se contempla dentro del Plan de planta física el adecuamiento a ciertas sedes de los Centros Locales que muestran deterioro en sus plantas físicas, así como parte de la remodelación del edificio anexo a la sede central.

En general podemos concluir que a nivel de egresos, se le dio prioridad a la atención de los gastos rígidos y de funcionamiento que nos permitan desarrollar los lapsos académicos sin mayores contratiempos, jerarquizando los requerimientos de las distintas Unidades Administrativas y Centros Locales con el objeto de hacer mas viable la ejecución del plan operativo anual institucional y por lo tanto del logro de las metas establecidas para el presente ejercicio fiscal

Cobertura de los Servicios a Prestar

El carácter específico del modelo de educación a distancia que se imparte en nuestra institución y la amplia cobertura en toda la geografía nacional donde existe presencia de nuestra institución, permite que el aspirante ingrese sin ningún requisito de selección específico, no estando nuestra capacidad instalada circunscrita al número de alumnos por aula, sino en función del número de aspirante que se escriban en el Cursos Introductorio y que una vez aprobado dicho curso, comienza a formar parte de los estudios regulares. Desde ese punto de vista nos adecuamos a la tendencia matricular que históricamente se ha presentado, infiriéndose que nuestra oferta académica presenta cierta flexibilidad para adaptarse al crecimiento matricular, por cuanto, no es el espacio físico (aula) lo que limita la misma sino la producción del medio maestro escrito (texto) y las nuevas tecnologias audiovisuales aplicadas y en menor grado el número de profesores que prestan asesorías a los alumnos. Por otro lado y en concordancia a lo anteriormente expuesto, en nuestra modalidad de educación no utilizamos la categoría de cursos a impartir en pregrado, en su lugar, utilizamos el número de alumnos inscritos por carrera cuya cuantificación se refleja en las metas institucionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**55.113.239.739**
Ingresos Ordinarios	4.001.271.816
Ingresos no Tributarios	4.001.271.816
Venta de Bienes y Servicios	4.001.271.816
Transferencias Para Financiar Gastos Corrientes	51.111.967.923
Aporte del Ejecutivo Nacional	48.111.967.923
Recursos Ordinarios	27.973.857.952
Gestión Fiscal	6.687.563.541
Otras Fuentes de Financiamiento	13.450.546.430
Aporte del Fondo de Jubilaciones y Pensiones	3.000.000.000
Recursos de Capital	**850.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	850.000.000
Recursos Financieros	**500.000.000**
Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
TOTAL	**56.463.239.739**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**48.823.087.627**
Gastos de Consumo	38.456.079.914
Gastos de Personal	30.485.949.859
Materiales y Suministros	1.271.999.176
Servicios no Personales	5.848.130.879
Otros Gastos Corrientes de Instituciones Descentralizadas	850.000.000
Depreciación y Amortización	850.000.000
Otros Gastos Corrientes	10.367.007.713
Transferencias	10.317.007.713
Rectificaciones al Presupuesto	50.000.000
Gastos de Capital	**3.775.639.633**
Obras de Infraestructura	3.605.172.619
Activos Intangibles	170.467.014
Aplicaciones Financieras	**3.864.512.479**
Pasivos Financieros	3.864.512.479
Disminución de Cuentas y Efectos a Pagar a Proveedores	7.500.000
Disminución de Otras Cuentas y Efectos a Pagar	142.500.000
Disminución de Otros Pasivos Circulantes	3.634.512.479
Disminución de Otros Pasivos no Circulantes	80.000.000
TOTAL	**56.463.239.739**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Curso Introductorio	Alumno	58.000
Matrícula de Pregrado	Alumno	78.000
Matrícula de Postgrado	Alumno	4.884
Egresados de Pregrado	Egresado	2.240
Egresados de Postgrado	Egresado	3.380
Cursos de Ampliación	Egresado	3.360
Actividades de Investigación	Proyecto	78
Actividades de Extensión	Proyecto	14

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.390	11.313.126.752
- Directivo	160	2.416.668.756
- Profesional y Técnico	534	4.524.223.116
- Personal Administrativo	326	1.672.619.244
- Personal Docente	169	1.934.593.872
- Obrero	201	765.021.764
Personal Contratado	433	2.340.417.888
- Empleado (*)	432	2.332.048.104
- Obrero	1	8.369.784
Personal Fijo a Tiempo Parcial	119	563.565.036
- Profesional y Técnico	8	67.042.560
- Personal Docente	111	496.522.476
TOTAL	**1.942**	**14.217.109.676**

(*) Incluye 432 cargos de personal contratado

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1	1.627.860
II	190.081 - 208.400		
III	208.401 - 258.400	14	37.983.456
IV	258.401 - 308.400		
V	308.401 - 358.400	320	1.258.167.012
VI	358.401 - 408.400		
VII	408.401 - 458.400	393	1.930.281.864
VIII	458.401 - 508.400		
IX	508.401 - 558.400	151	955.131.468
X	558.401 - 608.400	107	779.765.100
XI	608.401 - 658.400	142	1.080.420.180
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	200	1.829.695.956
XV	808.401 - 858.400	50	497.518.800
XVI	858.401 - 908.400		
XVII	908.401 - MAS	363	5.081.496.216
TOTAL		**1.741**	**13.452.087.912**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	108	385.873.436
V	308.401 - 358.400	77	298.490.400
VI	358.401 - 408.400	11	53.660.048
VII	408.401 - 458.400	5	26.997.880
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**201**	**765.021.764**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	415	4.538.374.836
Jubilado	380	4.305.607.788
Pensionado	35	232.767.048
Obrero	26	119.989.220
Jubilado	21	102.529.492
Pensionado	5	17.459.728
TOTAL	**441**	**4.658.364.056**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	8.597.582.099
02	Investigación	1.342.114.281
03	Extensión	635.710.892
04	Protección Socio- Económica	5.012.463.630
05	Servicios Académicos	9.164.138.556
06	Servicios Administrativos y Financieros	3.748.037.762
07	Servicios Generales	8.501.705.455
08	Planta Física y Equipamiento	1.713.578.373
09	Fomento	217.724.638
10	Dirección Institucional	2.975.373.245
99	Partidas no Asignables a Programas	14.554.810.808
	TOTAL	**56.463.239.739**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	30.485.949.859
4.02	Materiales y Suministros	1.271.999.176
4.03	Servicios no Personales	5.848.130.879
4.04	Activos Reales	3.775.639.633
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.864.512.479
4.07	Transferencias	10.317.007.713
4.08	Otros Gastos de Instituciones Descentralizadas	850.000.000
4.98	Rectificaciones al Presupuesto	50.000.000
	TOTAL	**56.463.239.739**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**55.113.239.739**
Ingresos Ordinarios	4.001.271.816
Ingresos no Tributarios	4.001.271.816
Venta de Bienes y Servicios	4.001.271.816
Transferencias para Financiar Gastos Corrientes	51.111.967.923
Aporte del Ejecutivo Nacional	48.111.967.923
Recursos Ordinarios	27.973.857.952
Gestión Fiscal	6.687.563.541
Otras Fuentes de Financiamiento	13.450.546.430
Fondo de Jubilaciones y Pensiones	3.000.000.000
B. Gastos Corrientes	**48.823.087.627**
Gastos de Consumo	38.456.079.914
Gastos de Personal	30.485.949.859
Materiales y Suministros	1.271.999.176
Servicios no Personales	5.848.130.879
Otros Gastos Corrientes de Instituciones Descentralizadas	850.000.000
Depreciación y Amortización	850.000.000
Otros Gastos Corrientes	10.367.007.713
Transferencias	10.317.007.713
Rectificaciones al Presupuesto	50.000.000
C. Resultado Económico: Ahorro	**6.290.152.112**
II. Cuenta de Capital	
A. Recursos de Capital	**7.140.152.112**
Ahorro en la Cuenta Corriente	6.290.152.112
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	850.000.000
B. Gastos de Capital	**3.775.639.633**
Obras de Infraestructura - Estudios y Proyectos	3.605.172.619
Activos Intangibles	170.467.014
C. Resultado Financiero: Superávit	**3.364.512.479**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**3.864.512.479**
Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
Superávit Financiero	3.364.512.479
B. Aplicaciones Financieras	**3.864.512.479**
Pasivos Financieros	3.864.512.479
Disminución de Cuentas y Efectos a Pagar a Proveedores	7.500.000
Disminución de Otras Cuentas y Efectos a Pagar	142.500.000
Disminución de Otros Pasivos Circulantes	3.634.512.479
Disminución de Otros Pasivos no Circulantes	80.000.000

A0088
Universidad Nacional Experimental de
Guayana (U.N.E.G.)

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental de Guayana (U. N. E. G.), es un Institución Educativa que tiene como Misión formar ciudadanos, intelectuales, y líderes para la transformación socio-cultural, tecno-científica y económica que aseguren la sustentabilidad de la región Guayana. Se constituye en un espacio de construcción colectiva de conocimientos y compartir de saberes; fomentar el arraigo cultural en el marco de la diversidad, fundamentada en los valores de la ética, la solidaridad, la paz, la libertad académica y la autorreflexión crítica y reserva y defiende los valores que hacen posible la convivencia humana y el respeto a los derechos humanos como patrimonio fundamental de la sociedad.

La UNEG está comprometida con la formación del ciudadano, que en el ejercicio de su desempeño, sea coherente con la demanda de una sociedad más humana. Y obligada, mediante la ejecución de sus políticas a dar respuestas satisfactorias y oportunas, a una comunidad que reclama mayor sensibilidad social, sentido de pertinencia, pro actividad, responsabilidad institucional y probidad. La UNEG tiene el reto del entorno interno y externo, para presentar resultados que la acrediten como una universidad de alto valor y prestigio. Los valores y principios en que se fundamenta la UNEG para la lograr su misión son: tolerancia, respeto a la diversidad y la pluralidad, justicia y cultura de paz, honestidad, libertad académica, solidaridad, equidad, responsabilidad social, auto–reflexión crítica, integridad, intelectualidad y universalidad.

Directrices Estratégicas

La UNEG formula sus directrices u orientaciones basados en seis conceptos a sáber: pertinencia, calidad, flexibilidad, evaluación, financiamiento y cooperación que le permiten la articulación de los planes estratégicos, funcionales y operativos que concretan la acción institucional. En tal sentido se formulan las siguientes orientaciones:

- Fortalecer, con sentido prospectivo y estratégico, la capacidad del liderazgo institucional que garantice el clima organizacional democrático que debe prevalecer en la universidad, así como, su presencia activa en la direccionalidad y viabilización de los procesos socioeconómicos y culturales de la Región Guayana.

- Reforzar las funciones de servicios a la sociedad por parte de la UNEG y más concretamente a sus actividades encaminadas a erradicar la pobreza, la intolerancia, la violencia, el analfabetismo y fortalecimiento de la organización de la sociedad civil.

- Optimizar el aprovechamiento de las potencialidades y fortalezas de la UNEG para generar recursos propios. Igualmente gestionar recursos extras del presupuesto ordinario.

- Establecer mecanismos horizontales interuniversitarios, nacionales e internacionales, con énfasis en el entorno inmediato: MERCOSUR, AMAZONIA, ORINOQUIA y CARICOM, a los efectos de promover la integración de los pueblos y la democratización del conocimiento.

- Evaluar permanentemente el impacto que los proyectos y programas académicos que la UNEG producen en la sociedad en función de la transformación social y el incremento en calidad de vida. Ofertar programas de actualización, formación conducente a títulos o en el disfrute de una actividad específica, atendiendo los intereses motivacionales, requerimientos individuales y colectivos.

- Evaluar permanentemente los procesos de enseñanza-aprendizaje, con los criterios de pertinencia y calidad. Asimismo la creación y transformación del conocimiento atendiendo el desarrollo científico humanístico fundamentalmente de la región, bajo la ejido de la interdisciplinaridad y transdisciplinaridad.

- Implementar un enfoque curricular basado en los principios: aprender – aprender, aprender a pensar, y aprender a evaluarse, para asegurar la formación de profesionales con un perfil innovador, reflexivo, crítico, creativo, emprendedor, capaz de generar proyectos y prácticas exitosas.

Objetivos Institucionales

- Desarrollar el potencial humano en los campos sociocultural y tecno-científico que requiere el desarrollo sostenible de la Región Guayana.

- Afianzar los procesos culturales y sociopolíticos para la profundización de la democracia directa y protagónica, en atención a la etnodiversidad en la región Guayana.

- Asegurar los procesos de Investigación y Desarrollo orientados a la búsqueda de respuestas innovadoras a los requerimientos del desarrollo sostenible de la Región Guayana, fomentando la integración de las iniciativas interinstitucionales.

- Asegurar la vigencia permanente de la calidad en las estructuras y los procesos académicos - administrativos para dar respuesta oportuna a las demandas de la sociedad en atención a la diversidad biológica, cultural y geográfica de la Región Guayana.

- Rectorar la integración de los recursos – humanos, tecnológicos y financieros- que conforman el sub- sistema de Educación Superior en la Región Guayana y de éstos con los demás niveles del sistema educativo regional.

Políticas Institucionales Estudiantil

- La equidad, la regionalización, la procedencia pública y la consideración a la diversidad sociocultural orienten las prioridades para el ingreso estudiantil.

- La cultura institucional favorezca en el estudiante, el desarrollo de rasgos de sensibilidad social, solidaridad, aceptación y tolerancia, valoración ética del trabajo, identidad y espíritu patriótico con visión nacional y latinoamericana.

- La integración de procesos de registro, rendimiento académico, evaluación curricular y servicios, para el monitoreo de la relación enseñanza aprendizaje; asegure el desempeño integral del estudiante.

Conocimiento, Currículo y Educación Continua

- La pertinencia social, el compartir de saberes y la construcción colectiva del conocimiento se constituyan en ejes centrales para la Investigación e Innovación, Enseñanza y Formación, Educación Continua y Cooperación.

- La construcción permanente del Currículo, caracterizado por su pertinencia y flexibilidad, que asegure en el egresado rasgos de creatividad, autorreflexión crítica, espíritu emprendedor con un enfoque transdisciplinario y valores tales como la tolerancia, la ética, la responsabilidad, solidaridad y la conservación y sostenibilidad del medio ambiente.

Capacidades y Potencial Humano e Intelectual

- El ingreso de personal académico, administrativo y obrero con vocación de servicio permita conformar el equipo humano que asegure con eficacia y eficiencia el cumplimiento de la Misión y Visión Institucional

- La formación integral y continua del personal académico, se produzca en el trabajo multidisciplinario e interdisciplinario para la creación de conocimiento, espacios académicos y comunitarios para el compartir de saberes.

- La formación integral y continua del personal administrativo, se produzca en función de las exigencias humanas, intelectuales y técnicas requeridas para la gestión administrativa e institucional.

- La formación integral y continua del personal obrero, se produzca según las exigencias humanas e instrumentales requeridas para el desempeño eficiente y eficaz de sus funciones.

Servicios Académicos

- Las redes tecnocientíficas y los centros de información y documentación institucionales e interinstitucionales a nivel regional, nacional e internacional, constituyen prioridad institucional con sentido de oportunidad y aplicación de las nuevas tecnologías telemáticas como soporte al desarrollo académico.

- La planta física –Infraestructura, equipamiento y mantenimiento- sea adecuada, suficiente y en correspondencia con los fines, valores, paradigmas y funciones que aseguren la pertinencia de la gestión, la expansión y cobertura regional del desarrollo estratégico de la institución.

Gestión Institucional

- El sistema de Planificación, Evaluación Institucional y Prospectiva, como instrumento esencial de la gestión y la direccionalidad estratégica universitaria, se caracteriza por su alta pertinencia respecto a los cambios socioeducativos, sociopolíticos y jurídicos de la sociedad y de la propia institución, por su articulación con los lineamientos oficiales y las innovaciones metodológicas en esta materia.

- Los subsistemas académicos y administrativos aseguran su consistencia orgánica interna y la debida articulación entre ellos, para constituir el sistema de soporte institucional que facilite el flujo de los procesos, la comunicación y la toma de decisión oportuna y de calidad.

- El modelo organizacional matricial y de administración por proyecto, se consolide como vía para el afianzamiento de los valores y fines contenidos en la Misión y Visión institucional.

- Los reglamentos, normas y procedimientos, se actualicen permanentemente en correspondencia con los cambios jurídicos / políticos del contexto nacional y a los fines, valores, funciones y paradigmas que determinan la direccionalidad estratégica de la institución.

- Su sistema financiero / presupuestario, se optimice mediante el incremento de la eficiencia del gasto, el reconocimiento y aprovechamiento de la capacidad tecno-científica instalada para generar ingresos propios y el impulso de modos de cooperación interinstitucional a nivel regional, nacional e internacional que minimicen costos en el intercambio tecno-científico.

- Sus recursos institucionales se distribuyan con sentido de oportunidad y calidad, atendiendo los requerimientos de la Región Guayana –Estados Amazonas, Bolívar y Delta Amacuro- considerando su multidiversidad cultural, biológica y económica; según los valores, fines y funciones y paradigmas institucionales.

Cultura Organizacional

- A partir de la internalización de principios y valores, tales como la tolerancia, la ética, la responsabilidad, solidaridad y la sostenibilidad del medio ambiente, se constituye el fundamento de gobernabilidad que genere el clima organizacional propio de la convivencia democrática, e impulsor del crecimiento personal de los miembros de la comunidad universitaria, la transformación institucional y de la sociedad.

- El fomento del liderazgo institucional basado en el diálogo, el respeto a la diversidad de opiniones, constituye el soporte fundamental para la construcción de logros que aseguren el desarrollo compartido y la presencia institucional relevante en la toma de decisiones referente a los asuntos del ámbito regional.

Esta filosofía de gestión (misión, visión, directrices, objetivos institucionales y políticas institucionales) que orientan las funciones de enseñanza, investigación y extensión.

Enseñanza

Este programa abarca la función básica de la Universidad. Es un conjunto de actividades que implican una relación entre las áreas que interviene en el proceso educativo; las cuales se aplican en forma planificada, sistemática y gradual para la formación integral del educando e íntimamente vinculada con las actividades de investigación y extensión. Además comprende todas las acciones docentes cuya finalidad es el conferimiento de un grado o un titulo, previo el cumplimiento de los requisitos legales pertinentes.

Las acciones que se pretenden desarrollar en este programa están orientadas a:

- Implementación de los diseños curriculares evaluados y fundamentados en el modelo curricular UNEG en cuanto a su concepción académica.

- Evaluación y transformación del Curso Introductorio y de los planes curriculares de los proyectos de carrera, en términos de la pertinencia, efectividad, eficacia y eficiencia.

- Evaluación curricular de los programas de postgrado y su acreditación.

- La Equidad en las oportunidades de estudio como principios fundamentales que orientan el ingreso del estudiante UNEG.

- Seguimiento del desempeño estudiantil a través del desarrollo del proyectos de investigación que permitan la intervención oportuna orientada a la calidad del mismo.

- Promoción de líneas de investigación para el monitoreo de los procesos curriculares de la UNEG.

- Programas de carácter social –psicológico y pedagógico orientados a la calidad en el desempeño estudiantil.

Para darle viabilidad a estas acciones se tiene previsto los siguientes:

- Coordinar la ejecución de los programas académicos de pregrado con la participación de los coordinadores de proyectos de carrera y de los departamentos docentes a fin de garantizar la formación integral del estudiante.

- Atender de manera integral a la población estudiantil, a fin de asegurar la formación del talento humano de calidad, mejorar la equidad en el acceso y el desempeño estudiantil.

- Favorecer la prosecución, disminuir la repitencia estudiantil.

- Realizar programas de capacitación y formación docente.

- Diseñar un programa de seguimiento estudiantil.

- Satisfacer las necesidades socioeconómicas y de salud de la población estudiantil.

Las acciones presupuestarias que conforman el programa se clasifican de acuerdo a los distintos proyectos de carrera que ofrece la universidad: Industrial, Informática, Forestal, Administración, Contaduría, Educación Integral, Tecnología en Producción Agropecuaria y el Curso Introductorio, así como también su Programa de Pasantía y Servicios Académicos.

Investigación

Este programa agrupa las actividades destinadas a estimular y favorecer la creación y difusión de nuevos conocimientos científicos, humanísticos, sociales y ambientales; la creación de nuevas tecnologías, métodos y procesos requeridos por el país para contribuir al mejoramiento de la calidad de vida de los ciudadanos.

Las acciones que se pretenden desarrollar en este programa están orientadas a:

- Asegurar la pertinencia social, la calidad académica y la viabilidad administrativa de las actividades de investigación y postgrado desarrolladas en la universidad.

- Conformación y desarrollo de las líneas de investigación asegurando su pertinencia regional y local, orientadas a la conformación de Centros de Investigación, articulados a la docencia y a la extensión.

- Evaluación de los centros de investigación y de sus proyectos adscritos, considerando los criterios de calidad, eficacia, viabilidad académica y administrativa.

- Evaluación y monitoreo de los proyectos de investigación para asegurar su efectividad regional y local.

- Desarrollo de investigaciones para el fortalecimiento del modelo curricular UNEG.

Para darle viabilidad se tiene previsto los siguientes:

- Promover y apoyar la formación y actualización del personal académico de la universidad, financiando su participación en programas pertinentes institucional y socialmente.

- Promover y apoyar la producción de la investigación de la universidad, financiando el desarrollo de esta actividad.

- Consolidar los centros de investigación y de desarrollo que permitan aplicar conocimientos y lograr la formación de recursos de alto nivel mediante proyectos institucionales permitiendo al mismo tiempo la obtención de recursos propios.

Extensión

Este programa abarca al conjunto de actividades creadoras y criticas desarrolladas para vincular a la universidad con el entorno regional local y responder a las necesidades sociales, manteniendo el intercambio de experiencias científicas, humanísticas, tecnológicas, culturales, deportivas, artísticas, sociales y económicas entre la universidad y su entorno social.

Las acciones que se pretenden desarrollar en este programa están orientadas a:

- Desarrollo de líneas de investigación en las áreas: sociocultural y sociopolítico para la transformación de la Extensión Universitaria.

- Lograr una mayor interacción dinámica con el entorno de la Región Guyana a través del incremento de las relaciones de la extensión con las comunidades del sector público y, organizaciones o gubernamentales (ONG).

- Fortalecer la integración de la extensión al currículo a través del eje de auto-formación, así como otras actividades de docencia e investigación con miras al cumplimento del servicio social.

- Generar actividades de extensión que coadyuven a la búsqueda de alternativas viables y factibles para el mejoramiento de la calidad de vida de la población, especialmente aquellas más vulnerables socialmente.

- Generar programas de extensión en las distintas comunidades: sociales, científicas, empresariales y políticas a partir de las líneas de investigación que se desarrollan en la universidad en búsqueda de pertinencia, equidad y justicia social.

- Incrementar la generación de ingresos propios a través del servicio educativo, dirigido a las empresas tanto pública como privadas.

Para darle viabilidad se tiene previsto los siguientes:

- Contribuir a la formación integral del estudiante UNEG, para desarrollar su sensibilidad social y ética, capacidad crítica y compromisos con su entorno, que lo motive a llevar a cabo iniciativa sociales.

- Detectar y diseñar programas de capacitación y perfeccionamiento al personal docente.

- Detectar y diseñar conjuntamente con la coordinación de recursos Humanos, programas de entrenamiento, actualización y perfeccionamiento dirigido al personal administrativo y obrero.

- Proyectar la imagen y consolidar la presencia y el prestigio de la universidad en la comunidad regional y nacional.

- Contribuir a la formación y capacitación de los grupos estables en el área de la música, teatro y danza con el propósito de realizar actividades de extensión cultural que proyecten y consoliden l a presencia de la UNEG en la comunidad regional y nacional.

- Estimular la práctica de las actividades culturales en la comunidad universitaria.

- Fomentar la cultura deportiva para consolidar el desarrollo del deporte.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**22.946.689.337**
Ingresos Ordinarios	420.000.020
Ingresos no Tributarios	420.000.020
Venta de Bienes y Servicios	420.000.020
Transferencias para Financiar Gastos Corrientes	22.526.689.317
Aporte del Ejecutivo Nacional	22.526.689.317
Recursos Ordinarios	13.097.747.489
Gestión Fiscal	3.131.209.815
Otras Fuentes de Financiamiento	6.297.732.013
Recursos de Capital	**250.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y	
Otras Reservas	250.000.000
Recursos Financieros	**450.000.000**
Activos Financieros	450.000.000
Disminución de Caja y Bancos	450.000.000
TOTAL	**23.646.689.337**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**21.282.534.055**
Gastos de Consumo	19.777.825.288
Gastos de Personal	14.852.192.796
Materiales y Suministros	1.395.223.326
Servicios no Personales	3.280.409.166
Otros Gastos Corrientes de Instituciones Descentralizadas	250.000.000
Depreciación y Amortización	250.000.000
Otros Gastos Corrientes	1.504.708.767
Transferencias	1.504.708.767
Gastos de Capital	**785.879.237**
Otros Activos Reales	785.879.237
Aplicaciones Financieras	**1.578.276.045**
Pasivos Financieros	1.578.276.045
Disminución de Cuentas y Efectos a Pagar a Proveedores	300.000.000
Disminución de Otros Pasivos Circulantes	1.278.276.045
TOTAL	**23.646.689.337**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	4.471
Matrícula de Post-Grado	Alumno	585
Egresos de Pre-Grado	Egresado	1.028
Egresos de Post-Grado	Egresado	81
Actividades de Investigación	Proyecto	15
Actividades de Extensión	Curso	27
Asistencia Socio Económica	Becario	659

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	541	5.702.940.640
- Directivo	45	795.809.979
- Profesional y Técnico	107	1.120.841.088
- Personal Administrativo	165	1.002.305.448
- Personal Docente	162	2.474.783.167
- Obrero	62	309.200.958
Personal Contratado	260	2.198.248.530
- Empleado (*)	260	2.198.248.530
Personal Fijo a Tiempo Parcial	15	84.991.572
- Profesional y Técnico	1	12.825.268
- Personal Administrativo	3	11.682.574
- Personal Docente	11	60.483.730
TOTAL	**816**	**7.986.180.742**

(*) Incluye 248 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	12	36.063.360
IV	258.401 - 308.400	19	69.623.076
V	308.401 - 358.400	25	103.380.038
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	258	1.648.164.305
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	203	2.021.156.260
XVI	858.401 - 908.400		
XVII	908.401 - MAS	237	3.798.592.745
TOTAL		**754**	**7.676.979.784**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	37	179.162.628
VII	408.401 - 458.400	23	118.969.877
VIII	458.401 - 508.400	2	11.068.453
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**62**	**309.200.958**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	51	1.095.823.877
Jubilado	43	1.000.768.479
Pensionado	8	95.055.398
Obrero	2	12.651.484
Jubilado	1	6.576.609
Pensionado	1	6.074.875
TOTAL	**53**	**1.108.475.361**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	8.859.380.964
02	Investigación	1.357.195.622
03	Extensión	521.858.560
04	Protección Socioeconómica	4.459.774.130
05	Servicios Académicos	15.134.240
06	Servicios Administrativos Financieros	623.520.127
07	Servicios Generales	2.521.032.797
08	Planta Física	138.617.133
10	Dirección Institucional	2.137.231.767
99	Partidas no Asignables a Programas	3.012.943.997
	TOTAL	**23.646.689.337**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	14.852.192.796
4.02	Materiales y Suministros	1.395.223.326
4.03	Servicios no Personales	3.280.409.166
4.04	Activos Reales	785.879.237
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.578.276.045
4.07	Transferencias	1.504.708.767
4.08	Otros Gastos de Instituciones Descentralizadas	250.000.000
	TOTAL	**23.646.689.337**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	22.946.689.337
Ingresos Ordinarios	420.000.020
Ingresos no Tributarios	420.000.020
Venta de Bienes y Servicios	420.000.020
Transferencias para Financiar Gastos Corrientes	22.526.689.317
Aporte del Ejecutivo Nacional	22.526.689.317
Recursos Ordinarios	13.097.747.489
Gestión Fiscal	3.131.209.815
Otras Fuentes de Financiamiento	6.297.732.013
B. Gastos Corrientes	21.282.534.055
Gastos de Consumo	19.777.825.288
Gastos de Personal	14.852.192.796
Materiales y Suministros	1.3⬛⬛⬛
Servicios no Personales	3.2⬛⬛⬛
Otros Gastos Corrientes de Instituciones Descentralizadas	
Depreciación y Amortización	250.000.000
Otros Gastos Corrientes	1.504.708.767
Transferencias	1.504.708.767
C. Resultado Económico: Ahorro	1.664.155.282
II. Cuenta de Capital	
A. Recursos de Capital	1.914.155.282
Ahorro en la Cuenta Corriente	1.664.155.282
Incremento de la Depreciación y Amortización Acumulada, Previsiones y	
Otras Reservas	250.000.000
B. Gastos de Capital	785.879.237
Otros Activos Reales	785.879.237
C. Resultado Financiero: Superávit	1.128.276.045
III. Cuenta Financiera	
A. Recursos Financieros	1.578.276.045
Activos Financieros	450.000.000
Disminución de Caja y Bancos	450.000.000
Superávit Financiero	1.128.276.045
B. Aplicaciones Financieras	1.578.276.045
Pasivos Financieros	1.578.276.045
Disminución de Cuentas y Efectos a Pagar a Proveedores	300.000.000
Disminución de Otros Pasivos Circulantes	1.278.276.045

A0089

Universidad Centro Occidental
Lisandro Alvarado (U.C.L.A.)

UNIVERSIDAD CENTRO OCCIDENTAL LISANDRO ALVARADO   LEY DE PRESUPUESTO 2003
(U.C.L.A.).

A0089 - 1

POLÍTICA PRESUPUESTARIA

La Universidad Centro Occidental "Lisandro Alvarado", a través del Proyecto de Ley de Presupuesto de Ingresos y Gastos del año 2003, define las asignaciones presupuestarias de los programas y actividades como medio para la consecución de los fines fundamentales de la docencia, la investigación y extensión, de conformidad con los lineamientos establecidos en el Plan Operativo Anual, en concordancia con los criterios impartidos por la Oficina de Planificación del Sector Universitario (OPSU).

Las bases que orientan la formulación del Presupuesto son :

- Vincular las asignaciones del presupuesto y los objetivos y metas del Plan Operativo Anual de la Institución.

- Garantizar la asignación de recursos a los programas de Enseñanza, Investigación, Extensión, Cultura y Deporte, con el fin de dar continuidad al desarrollo integral de la educación a nivel de la Región Centro Occidental.

Desde esta perspectiva, el desarrollo de La Universidad se fundamenta en su misión y visión de futuro permitiéndole alcanzar los objetivos de largo plazo, que orientan a su vez las funciones básicas de Docencia, Investigación y Extensión.

La Institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanísticas y tecnológicas, realizando funciones de investigación, docencia y extensión y contribuyendo al desarrollo regional, nacional y mundial.

Esta orientada fundamentalmente a ser una institución abierta a todas las corrientes del pensamiento universal, dinámica y autónoma, caracterizada por su calidad técnica y elevada productividad científica, comprometida con el proceso de desarrollo integral de la región y del país, con capacidad de promover y orientar los cambios hacia una sociedad globalizadora y competitiva, con una comunidad armónica y presta a trabajar proactivamente para la transformación socioeconómica, formando un hombre integral, con nuevos paradigmas en el conocimiento, la cultura y mundo de trabajo, con pertinencia social, con una profunda conciencia ética y critica propiciando la generación, incorporación y difusión de nuevos conocimientos, el desarrollo de avances tecnológicos y promoviendo adecuados niveles de financiamiento institucional.

En atención a las políticas de austeridad o racionalización del gasto presupuestario, se mantienen vigentes los siguientes lineamientos:

Racionalización y optimización del recurso humano (administrativo y obrero)

La Dirección de Recursos Humanos:

- Estudiará los movimientos del personal administrativo y obrero de las diferentes unidades y tramitará la autorización del Ciudadano Rector a través del Vice-Rector Administrativo.

- Cubrirá las ausencias del personal administrativo y obrero con el mínimo de personal eventual en los casos estrictamente necesarios.

Formación del Personal Docente y de Investigación de la Institución de Cuarto y Quinto Nivel

- La Dirección de Formación de Personal Académico y de Investigación le dará continuidad, al desarrollo de los programas de financiamiento de los estudios de cuarto y quinto nivel, dirigidos al personal docente y de investigación de la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**108.996.833.499**
Ingresos Ordinarios	1.868.223.551
Ingresos no Tributarios	1.398.223.551
Venta de Bienes y Servicios	1.340.723.551
Otros Ingresos	57.500.000
Ingresos de la Propiedad	470.000.000
Intereses por Dinero en Depósito	470.000.000
Transferencias Para Financiar Gastos Corrientes	107.128.609.948
Aporte del Ejecutivo Nacional	104.428.609.948
Recursos Ordinarios	60.718.179.423
Gestión Fiscal	14.515.576.783
Otras Fuentes de Financiamiento	29.194.853.742
Aporte del Fondo de Jubilaciones y Pensiones	2.700.000.000
Recursos de Capital	**3.590.884.366**
Transferencias Para Financiar Gastos de Capital	2.000.000.000
Aporte del Ejecutivo Nacional	2.000.000.000
Programas y Proyectos - Planta Física	2.000.000.000
Incremento de Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.590.884.366
Recursos Financieros	**7.735.014.070**
Activos Financieros	7.735.014.070
Recuperación de Préstamos	30.000.000
Disminución de Caja y Bancos	7.705.014.070
TOTAL	**120.322.731.935**

UNIVERSIDAD CENTRO OCCIDENTAL LISANDRO ALVARADO   LEY DE PRESUPUESTO 2003
(U.C.L.A.).

A0089-3

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**96.707.976.254**
Gastos de Consumo	63.921.258.429
Gastos de Personal	52.374.984.853
Materiales y Suministros	2.218.360.894
Servicios no Personales	7.737.028.316
Otros Gastos Corrientes de Instituciones Descentralizadas	1.590.884.366
Depreciación y Amortización	1.590.884.366
Otros Gastos Corrientes	32.786.717.825
Transferencias	32.786.717.825
Gastos de Capital	**7.517.274.958**
Adquisición de Maquinarias, Equipos e Inmuebles	2.924.155.728
Otros Activos Reales	2.593.119.230
Otras Construcciones del Dominio Público	2.000.000.000
Aplicaciones Financieras	**16.097.480.723**
Activos Financieros	185.631.163
Concesión de Préstamos	185.??
Pasivos Financieros	15.911.?
Disminución de Cuentas y Efectos a Pagar a Proveedores	
Disminución de Cuentas y Efectos a Pagar a Contratistas	11.459.807
Disminución de Cuentas a Pagar por Retenciones Laborales	2.214.106.477
Disminución de Otras Cuentas y Efectos a Pagar	13.682.845.334
TOTAL	**120.322.731.935**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	30.280
Matrícula de Postgrado	Alumno	1.434
Egresados de Pregrado	Egresado	1.786
Egresados de Postgrado	Egresado	249
Actividades de Investigación	Proyecto	358
Actividades de Extensión	Curso	133
Asistencia Socio Económica	Becario	3.333

UNIVERSIDAD CENTRO OCCIDENTAL LISANDRO ALVARADO   LEY DE PRESUPUESTO 2003
(U.C.L.A.).

A0089 - 4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	2.558	19.066.786.212
- Directivo	68	876.949.111
- Profesional y Técnico	352	3.110.134.668
- Personal Administrativo	721	3.609.324.768
- Personal Docente	750	8.888.230.529
- Obrero	667	2.582.147.136
Personal Contratado	408	2.759.355.180
- Empleado (*)	408	2.759.355.180
Personal Fijo a Tiempo Parcial	374	1.656.910.668
- Profesional y Técnico	45	392.792.244
- Personal Administrativo	23	155.446.872
- Personal Docente	306	1.108.671.552
TOTAL	**3.340**	**23.483.052.060**

(*) Incluye 388 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	164	234.933.180
II	190.081 - 208.400	2	4.563.096
III	208.401 - 258.400	30	81.853.680
IV	258.401 - 308.400	19	63.266.496
V	308.401 - 358.400	277	1.071.287.988
VI	358.401 - 408.400	395	1.768.252.464
VII	408.401 - 458.400	154	796.785.024
VIII	458.401 - 508.400	197	1.108.267.272
IX	508.401 - 558.400	52	329.894.208
X	558.401 - 608.400	25	175.287.876
XI	608.401 - 658.400	191	1.449.169.788
XII	658.401 - 708.400	47	372.980.532
XIII	708.401 - 758.400	225	1.999.989.600
XIV	758.401 - 808.400	124	1.141.935.600
XV	808.401 - 858.400	58	572.296.512
XVI	858.401 - 908.400	129	1.366.052.316
XVII	908.401 - MAS	584	8.364.089.292
TOTAL		**2.673**	**20.900.904.924**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	236	801.050.316
V	308.401 - 358.400	327	1.311.038.688
VI	358.401 - 408.400	90	399.970.044
VII	408.401 - 458.400	14	70.088.088
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**667**	**2.582.147.136**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	1.173	13.328.788.618
Jubilado	999	11.305.312.764
Pensionado	174	2.023.475.854
Obrero	335	1.312.808.148
Jubilado	279	1.106.048.580
Pensionado	56	206.759.568
TOTAL	**1.508**	**14.641.596.766**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	32.853.125.868
02	Investigación	2.269.411.585
03	Extensión	3.074.696.029
04	Protección Socio-Económica	11.572.579.407
05	Servicios Académicos	2.516.356.444
06	Servicios Administrativos y Financieros	8.975.028.684
07	Servicios Generales	6.872.854.487
08	Planta Física y Equipamiento	2.996.841.061
09	Fomento	2.465.105.904
10	Dirección Institucional	8.623.333.263
99	Partidas no Asignables a Programas	38.103.399.203
	TOTAL	**120.322.731.935**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	52.374.984.853
4.02	Materiales y Suministros	2.218.360.894
4.03	Servicios no Personales	7.737.028.316
4.04	Activos Reales	7.517.274.958
4.05	Activos Financieros	185.631.163
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	15.911.849.560
4.07	Transferencias	32.786.717.825
4.08	Otros Gastos de Instituciones Descentralizadas	1.590.884.366
	TOTAL	**120.322.731.935**

UNIVERSIDAD CENTRO OCCIDENTAL LISANDRO ALVARADO   LEY DE PRESUPUESTO 2003
(U.C.L.A.).

A0089-7

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**108.996.833.499**
Ingresos Ordinarios	1.868.223.551
Ingresos no Tributarios	1.398.223.551
Venta de Bienes y Servicios	1.340.723.551
Otros Ingresos	57.500.000
Ingresos de la Propiedad	470.000.000
Intereses por Dinero en Depósito	470.000.000
Transferencias Para Financiar Gastos Corrientes	107.128.609.948
Aporte del Ejecutivo Nacional	104.428.609.948
Recursos Ordinarios	60.718.179.423
Gestión Fiscal	14.515.576.783
Otras Fuentes de Financiamiento	29.194.853.742
Aporte del Fondo de Jubilaciones y Pensiones	2.700.000.000
B. Gastos Corrientes	**96.707.976.254**
Gastos de Consumo	63.921.258.429
Gastos de Personal	52.374.984.853
Materiales y Suministros	2.218.360.894
Servicios no Personales	7.737.028.316
Otros Gastos Corrientes de Instituciones Descentralizadas	1.590.884.366
Depreciación y Amortización	1.590.884.366
Otros Gastos Corrientes	32.786.717.825
Transferencias	32.786.717.825
C. Resultado Económico: Ahorro	**12.288.857.245**
II. Cuenta de Capital	
A. Recursos de Capital	**15.879.741.611**
Ahorro en la Cuenta Corriente	12.288.857.245
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.590.884.366
Transferencias Para Financiar Gastos de Capital	2.000.000.000
Aporte del Ejecutivo Nacional	
Programas y Proyectos – Planta Física	2.000.000.000

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Gastos de Capital	**7.517.274.958**
Adquisición de Maquinarias, Equipos e Inmuebles	2.924.155.728
Otros Activos Reales	2.593.119.230
Otras Construcciones del Dominio Público	2.000.000.000
C. Resultado Financiero: Superávit	**8.362.466.653**
III. Cuenta Financiera	
A. Recursos Financieros	**16.097.480.723**
Activos Financieros	7.735.014.070
Recuperación de Préstamos	30.000.000
Disminución de Caja y Bancos	7.705.014.070
Superávit Financiero	8.362.466.653
B. Aplicaciones Financieras	**16.097.480.723**
Activos Financieros	185.631.163
Concesión de Préstamos	185.631.163
Pasivos Financieros	15.911.849.560
Disminución de Cuentas y Efectos a Pagar a Proveedores	3.437.942
Disminución de Cuentas y Efectos a Pagar a Contratistas	11.459.807
Disminución de Cuentas a Pagar por Retenciones Laborales	2.214.106.477
Disminución de Otras Cuentas y Efectos a Pagar	13.682.845.334

A0090
Universidad Pedagógica
Experimental Libertador (U.P.E.L.)

POLÍTICA PRESUPUESTARIA

La Universidad Pedagógica Experimental Libertador (U.P.E.L.), es una universidad para pensar, conocer y hacer la educación; un centro de aprendizaje permanente, con visión prospectiva y pensamiento crítico, que asume su responsabilidad intelectual de manera autónoma y con rigor científico; un espacio abierto a la comunidad para la búsqueda de soluciones y respuestas a sus necesidades y posibilidades y cuyos propósitos son:

- La formación, profesionalización, perfeccionamiento, capacitación y actualización de ciudadanos para desempeñarse en el ámbito educativo, con cultura investigativa, partícipes de una educación permanente que le permita la búsqueda, evaluación y aplicación de información pertinente, para posibilitar las transformaciones a partir de sus conocimientos.

- La educación y promoción de las comunidades del saber, los valores culturales, científicos y humanísticos que contribuyen al refuerzo de la propia identidad, de la esencia de nuestro ser, para partir de allí al encuentro con lo global.

- La constitución de la pedagogía como un lugar privilegiado para el reencuentro con la ética, la estética y sus fundamentos y la generación de espacios que permitan al hombre el aprecio por la cultura, el deporte y la recreación como formas esenciales de su realización plena.

En el cumplimiento de sus propósitos la Universidad integra la docencia, la investigación y la extensión en un solo quehacer universitario, enriqueciéndose en su interacción continua; emplea la más moderna tecnología, la incorporación a las redes de investigadores y académicos, organizándose en una auténtica comunidad crítica; adopta estructuras académicas y administrativas flexibles que propicien la reintegración del conocimiento y el trabajo interdisciplinario y transdisciplinario y profundiza las relaciones de coordinación con el Estado, la sociedad civil y el sector productivo.

La Universidad fundamenta su desempeño en su visión y misión, concibiendo para ello el conjunto de políticas que expresan la dirección de su transformación, contenido en su Plan de Desarrollo 2001-2005:

- Formación de educadores para el aprender a ser y para el aprender haciendo.
- Construcción y Apropiación del Ethos UPEL.
- Promoción y Reconocimiento del Talento Humano.
- Pertinencia y Correspondencia entre el modelo organizativo y el modelo curricular.
- Anticipación y generación de los futuros posibles.
- Desempeño gerencial con nuevos referentes.
- Apertura, diálogo y participación.
- Investigación como soporte y fundamento del quehacer universitario.
- Etica y racionalidad presupuestaria y de administración.
- Tecnología como soporte de las funciones esenciales de la Universidad.

La Universidad concreta su quehacer, en un conjunto de proyectos con los que aspira materializar sus aspiraciones y en los cuales concentra sus esfuerzos y recursos, los cuales se señalan a continuación:

Proyecto Conocimiento, Enseñanza y Aprendizaje

Tiene como propósito el mejoramiento de los procesos de enseñanza-aprendizaje en cuanto a la inter y transdisciplinariedad de los contenidos, la flexibilidad de las estructuras académicas y de los programas de estudios, así como la creación de ambientes apoyados en la tecnología.

Proyecto Cultura Organizacional

Tiene como propósito el mejoramiento de la identidad, imagen, integración, arraigo y motivación en la comunidad upelista.

Proyecto Desarrollo Profesional

Persigue el mejoramiento del nivel de desempeño del recurso humano de la Universidad.

Proyecto Estructura Organizacional:

Tiene el propósito de viabilizar la integración y la cohesión en la estructura organizativa.

Proyecto Estudios Prospectivos

Persigue la consolidación de la prospectiva como método de estudio organizacional para la toma de decisiones.

Proyecto Gestión

Su objetivo es el mejoramiento de los procesos de dirección, planificación, seguimiento, evaluación y control con una perspectiva de futuro para responder a las necesidades del entorno y a la evaluación interna y externa.

Proyecto Integración a la Comunidad

Su objetivo es facilitar un acceso amplio y una comunicación constante y productiva entre la universidad y la sociedad.

Proyecto Investigación

Tiene por objetivo el fortalecimiento de la cultura investigativa de la comunidad upelista.

Proyecto Presupuesto y Administración

Con el cual se aspira modernizar las prácticas administrativas de los recursos y bienes de la Institución.

Proyecto Tecnología

Tiene por objetivo mejorar los sistemas integrados de información, equipamiento, uso y aplicación de la tecnología.

La política de cobertura de los servicios le permite a la Universidad, canalizar las acciones que conllevan a la satisfacción de las necesidades y expectativas de sus usuarios. Establecer la plataforma suficientemente sólida que favorezca la optimación de sus recursos y de sus procesos con el fin de llevar a sus comunidades internas y externas el Servicio Académico de calidad y con la eficiencia requerida y la pertinencia social que se le demanda.

Para dar cabal cumplimiento a esta política la Universidad, tiene d imperativo de superar un conjunto de debilidades que por varios años ha impactado su quehacer académico. En este orden de ideas surgen como acciones de carácter prioritario:

- Finalizar el Proceso de Evaluación Curricular y producir las decisiones en esta materia.

- Evaluar el impacto de los Convenios Nacionales e Internacionales e innovar con nuevos convenios en materia de Recursos Humanos.

- Obtener los informes de la Evaluación Institucional y desarrollar el Plan de Mejoras.

- Presentar e implantar las reformas estructurales del Sector Académico: Departamentos, cátedras, Subdirecciones, Unidades de Apoyo.

- Presentar los productos institucionales bibliográficos y no bibliográficos requeridos, por las asignaturas y especialidades que se administran en la Universidad.

- Fortalecer la enseñanza del Pregrado en procura de su acreditación.

- Diversificar la oferta del Postgrado con nuevas cátedras y especialidades.

- Fortalecer los estudios de postgrado en procura de su acreditación.

- Incrementar el número de personal docente capacitado para el desempeño en el Sistema Educativo Nacional.

- Coordinar con organismos nacionales e internacionales la actualización del personal académico de la Universidad.

- Desarrollar el Plan de Carrera del Personal de la Universidad

- Evaluar el Proyecto ETHOS UPEL.

- Desarrollar el Proyecto de Formación Académica para la innovatividad Educativa.

- Evaluar el proceso de fortalecimiento de la Estructura Tecnológica para la Investigación y su impacto en el quehacer académico de la Universidad.

- Incrementar el número de PPI y Doctores de la UPEL.

- Evaluar el Proceso tecnológico de la Universidad y sus implicaciones en:

    1.- Incorporación de la nueva Plataforma Tecnológica

    2.- Desarrollo de la Tecnología y Productos

    3.- Integración de los Servicios de Información UPEL:

        3.1. Sistemas Académicos

        3.2. Sistemas Administrativos

        3.3. Sistemas Estadísticos

        3.4. Ampliación y optimación de redes

        3.5. Calidad de la cobertura tecnológica.

- Desarrollo del Plan de Captación e Incorporación de recurso humano.

- Adecuación del Marco regulatorio UPEL

- Implantación del SIGECOF

- Implantación del Sistema de Control de Gestión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**205.550.368.039**
Ingresos Ordinarios	2.387.026.816
Ingresos no Tributarios	2.147.026.816
Venta de Bienes y Servicios	2.147.026.816
Ingresos de la Propiedad	240.000.000
Intereses por Dinero en Depósito	240.000.000
Transferencias para Financiar Gastos Corrientes	203.163.341.223
Aporte del Ejecutivo Nacional	201.801.241.223
Recursos Ordinarios	117.333.784.090
Gestión Fiscal	28.050.372.530
Otras Fuentes de Financiamiento	56.417.084.603
Aporte del Ejecutivo Estadal	40.000.000
Aporte de Empresas Municipales	22.100.000
Aporte del Fondo de Jubilaciones y Pensiones	1.300.000.000
Recursos de Capital	**1.061.656.343**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.061.656.343
Recursos Financieros	**3.800.000.000**
Activos Financieros	3.800.000.000
Disminución de Caja y Bancos	3.800.000.000
TOTAL	**210.412.024.382**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**182.001.202.864**
Gastos de Consumo	102.273.139.144
Gastos de Personal	82.613.322.575
Materiales y Suministros	5.277.182.689
Servicios no Personales	13.320.977.537
Otros Gastos Corrientes de Instituciones Descentralizadas	1.061.656.343
Depreciación y Amortización	1.061.656.343
Otros Gastos Corrientes	79.728.063.720
Transferencias	79.728.063.720

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos de Capital	**5.001.261.402**
Adquisición de Maquinarias, Equipos e Inmuebles	3.007.102.664
Obras de Infraestructura	1.834.667.244
Activos Intangibles	4.976.798
Otros Activos Reales	154.514.696
Aplicaciones Financieras	**23.409.560.116**
Pasivos Financieros	23.409.560.116
Disminución de Otras Cuentas y Efectos a Pagar	23.409.560.116
TOTAL	**210.412.024.382**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	55.586
Egresados a Nivel de Pre-Grado	Egresado	8.547
Matrícula de Post-Grado	Alumno	10.701
Egresos a Nivel de Post-Grado	Egresado	1.320
Actividades de Investigación	Proyecto	10
Actividades de Extensión	Curso y/o Taller	2.000
Asistencia Socioeconómica	Becario	2.139

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	4.372	40.858.611.863
- Directivo	50	1.414.744.129
- Profesional y Técnico	1.227	11.536.754.275
- Personal Administrativo	767	4.400.774.748
- Personal Docente	1.271	18.727.092.346
- Obrero	1.057	4.779.246.365
Personal Contratado	1.180	5.006.898.798
- Empleado (*)	1.091	4.665.565.282
- Obrero	89	341.333.516
Personal Fijo a Tiempo Parcial	384	2.164.266.612
- Profesional y Técnico	55	299.590.050
- Personal Administrativo	3	6.208.730
- Personal Docente	326	1.858.467.832
TOTAL	**5.936**	**48.029.777.273**

(*) Incluye 929 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	351	929.633.280
IV	258.401 - 308.400	82	296.300.032
V	308.401 - 358.400	220	901.915.956
VI	358.401 - 408.400		
VII	408.401 - 458.400	515	2.569.651.004
VIII	458.401 - 508.400		
IX	508.401 - 558.400	968	5.990.910.463
X	558.401 - 608.400	392	2.780.746.836
XI	608.401 - 658.400	376	2.958.802.785
XII	658.401 - 708.400	148	1.200.177.549
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	431	4.039.044.608
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	1.307	21.242.014.879
	TOTAL	**4.790**	**42.909.197.392**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	1.098	4.869.626.808
VII	408.401 - 458.400	48	250.953.073
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**1.146**	**5.120.579.881**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	2.478	43.721.812.920
Jubilado	2.429	43.308.542.112
Pensionado	49	413.270.808
Obrero	579	2.348.536.008
Jubilado	542	2.236.374.684
Pensionado	37	112.161.324
TOTAL	**3.057**	**46.070.348.928**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	41.883.565.695
02	Investigación	5.268.718.879
03	Extensión	6.252.668.162
04	Protección Socioeconómica	18.076.990.477
05	Servicios Académicos	6.815.527.682
06	Servicios Administrativos y Financieros	7.036.007.568
07	Servicios Generales	17.180.099.396
08	Planta Física y Equipamiento	2.418.498.239
10	Dirección Institucional	6.030.749.100
99	Partidas no Asignable a Programas	99.449.199.184
TOTAL		**210.412.024.382**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	2003
4.01	Gastos de Personal	82.613.322.575
4.02	Materiales y Suministros	5.277.182.689
4.03	Servicios no Personales	13.320.977.537
4.04	Activos Reales	5.001.261.402
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	23.409.560.116
4.07	Transferencias	79.728.063.720
4.08	Otros Gastos de Instituciones Descentralizadas	1.061.656.343
	TOTAL	210.412.024.382

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**205.550.368.039**
Ingresos Ordinarios	2.387.026.816
Ingresos no Tributarios	2.147.026.816
Venta de Bienes y Servicios	2.147.026.816
Ingresos de la Propiedad	240.000.000
Intereses por Dinero en Depósito	240.000.000
Transferencias para Financiar Gastos Corrientes	203.163.341.223
Aporte del Ejecutivo Nacional	201.801.241.223
Recursos Ordinarios	117.333.784.090
Gestión Fiscal	28.050.372.530
Otras Fuentes de Financiamiento	56.417.084.603
Aporte del Ejecutivo Estadal	40.000.000
Aporte de Empresas Municipales	22.100.000
Aporte del Fondo de Jubilaciones y Pensiones	1.300.000.000
B. Gastos Corrientes	**182.001.202.864**
Gastos de Consumo	102.273.139.144
Gastos de Personal	82.613.322.575
Materiales y Suministros	5.277.182.689
Servicios no Personales	13.320.977.537
Otros Gastos Corrientes de Instituciones Descentralizadas	1.061.656.343
Depreciación y Amortización	1.061.656.343
Otros Gastos Corrientes	79.728.063.720
Transferencias	79.728.063.720
C. Resultado Económico: Ahorro	**23.549.165.175**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**24.610.821.518**
Ahorro en la Cuenta Corriente	23.549.165.175
Incremento de la Depreciación y Amortización Acumulada, Previsiones	
y Otras Reservas	1.061.656.343
B. Gastos de Capital	**5.001.261.402**
Adquisición de Maquinarias, Equipos e Inmuebles	3.007.102.664
Obras de Infraestructura - Estudios y Proyectos	1.834.667.244
Activos Intangibles	4.976.798
Otros Activos Reales	154.514.696
C. Resultado Financiero: Superávit	**19.609.560.116**
III. Cuenta Financiera	
A. Recursos Financieros	**23.409.560.116**
Activos Financieros	3.800.000.000
Disminución de Caja y Bancos	3.800.000.000
Superávit Financiero	19.609.560.116
B. Aplicaciones Financieras	**23.409.560.116**
Pasivos Financieros	23.409.560.116
Disminución de Otras Cuentas y Efectos a Pagar	23.409.560.116

A0091
Universidad Nacional Experimental
de los Llanos Occidentales Ezequiel
Zamora (U.N.E.L.L.E.Z.)

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ), es una institución pública de educación superior, democrática, dinámica, en permanente contacto con las corrientes internacionales del pensamiento, flexible y adaptable al ensayo de nuevas estructuras organizativas y orientaciones metodológicas en el ámbito académico, está al servicio de la nación venezolana y contribuye a su desarrollo sustentable, en un ambiente de libertad, justicia, democracia y solidaridad, a través de sus actividades de docencia, investigación, extensión y producción, las cuales son socialmente pertinentes.

Desde esa perspectiva la UNELLEZ, tiene como objetivos fundamentales promover la calidad de la docencia, investigación, extensión, producción académica y mantener la eficacia, eficiencia y pertinencia de los servicios de apoyo.

Dentro de los principales objetivos destacan:

- Contribuir a construir una sociedad libre, justa, solidaria, democrática y con un desarrollo sustentable.

- Desarrollar y dirigir programas destinadas a la formación integral de profesionales altamente calificados, en función de las necesidades de los Llanos Occidentales y del país.

- Desarrollar proyectos productivos que se vinculen con la docencia, la investigación y la extensión.

- Promover, ejecutar y difundir actividades de investigación, dando prioridad a las relacionadas con la problemática regional.

- Ejecutar actividades y proyectos participativos no curriculares, orientados a la formación permanente, a la organización de la comunidad llanera y a la conservación y desarrollo de su patrimonio cultural.

- Participar con los organismos públicos y privados en el diseño y ejecución de planes, programas y proyectos para el desarrollo local, regional y nacional.

- Estimular la conservación del ambiente y el uso racional de los recursos naturales de los Llanos Occidentales y del país.

- Asesorar en las áreas de su competencia a los diversos actores sociales en el ámbito local, regional y nacional en la formulación, ejecución, seguimiento y evaluación de planes, programas y proyectos.

- Estimular la creación, innovación y difusión de tecnología propia, adaptada a las condiciones y posibilidades ecológicas, económicas y sociales del país.

- Desarrollar mecanismos permanentes de auto evaluación y desarrollo institucional, para adaptar la UNELLEZ a los requerimientos de la región y el país.

La UNELLEZ ha definido para el logro de las metas y objetivos, estrategias que están en sintonía con las demandas y necesidades de las funciones de docencia; investigación, extensión y producción, las cuales se han abordado, con una nueva visión de la educación, que debe combinar las exigencias del proceso de enseñanza y aprendizaje con una mayor pertinencia, con las expectativas de la sociedad. Tal visión debe reforzar los principios de libertad académica y autonomía institucional, así como también enfatizar la responsabilidad de la enseñanza superior frente a la sociedad.

Lo anterior, se traduce en la necesidad de introducir cambios y ajustes en las Áreas que la Universidad ha definido como prioritarias dentro de su plan estratégico:

Área Estratégica I: fortalecimiento y contextualización de la docencia y de los diseños curriculares.

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS
OCCIDENTALES EZEQUIEL ZAMORA (U.N.E.LL.E.Z.)

LEY DE PRESUPUESTO 2003

A0091 - 2

Implementar una política, Evaluación curricular dirigida a organizar los planes en cinco áreas curriculares que describen los diferentes componentes de la formación integral y se desarrollan a lo largo de la carrera. Estas áreas son: Formación General, Formación Profesional con dos Sub-áreas: Formación Profesional Básica y Formación Profesional Especifica, Practicas Profesionales, Actividades Culturales, Deportivas y Recreativas, y Orientación"

El modelo de currículo integral para la UNELLEZ, se define como un referente para abordar la evaluación y rediseño de los currículos en la Universidad, atendiendo a la concepción de educación dirigida a formar un hombre socializado, culturizado, y hominizado, sustentado en principios filosóficos, psicológicos, antropológicos sociológicos y legales que orientan y guían el hecho educativo, en correspondencia con la situación actual de los currículos de la educación superior, y especialmente de nuestra universidad.

La concreción de la política de reajuste permanente de los currículos de la universidad, a fin que respondan a los principios de pertinencia social, calidad, equidad e internalización; en otras palabras se puede decir que las universidades deben cambiar su visión actual y constituirse en instituciones enmarcados dentro de la concepción de una Universidad Dinámica" o "Proactiva", caracterizada por ser: Un lugar de alta calidad para formar y capacitar a los estudiantes para que actúen de manera proactiva. Un centro de producción intelectual para la docencia, investigación y extensión. Un espacio para la discusión de saber. Un lugar en donde el acceso dependa permanentemente del mérito intelectual y de la capacidad que se tenga para participar en los programas de transformación

En este contexto, la UNELLEZ se ha propuesto la Transformación y Modernización del Currículo Universitario, dirigidos a responder a los siguientes principios:

Integralidad: criterio que concibe al estudiante, como una persona con características, potencialidades, necesidades diversas, y dinámicas basadas en el hecho de que la formación recibida durante su carrera mantenga un equilibrio entre lo cognoscitivo y no cognoscitivo.

Comprensividad: principio referido al proceso y acción de integrar orgánicamente las visiones sociales de la universidad, como son: docencia, investigación, extensión y productividad a la estructura y proceso curricular.

Modernización orientado a la necesidad de mantener actualizado el currículo, con la intención de responder a las exigencias y necesidades que el desarrollo científico y tecnológico demandan. Este principio se fundamenta principalmente en los criterios de ética, conciencia ambiental, incorporación de nuevas tecnologías, globalización, competitividad, reconversión, acreditación de los aprendizajes y la descentralización del poder y de la toma de decisiones.

Pertinencia Social: visualizado a la incorporación en el currículo de todos aquellos problemas propios del entorno social.

Tecno-Curriculares: Estos se refieren en forma específica a problemas concretos del currículo como son por ejemplo: La temporalidad de los períodos académicos, la flexibilidad del currículo, las prelaciones, entre otros.

Esto implica la innovación de las estructuras y procesos de formación y perfeccionamiento de los profesores universitarios, reclutamiento, e inducción de nuevos recursos, manejo de nuevas tecnologías, y nuevas formas de enseñar, aprender y evaluar. Definición de planes de formación de III, IV y V nivel, y fortalecimiento de las carreras de cinco años, con miras a implementar carreras de cuatro años, a fin de garantizar que en menos tiempo el egresado alcance mayores y mejores resultados producto de una formación de calidad, más no de cantidad.

Área Estratégica II: Políticas de Investigación

La consolidación de la investigación académica y el fortalecimiento de la relación medio universidad, son retos que se deben afrontar para alcanzar realmente la producción de conocimiento científico y aplicado, dentro del actual marco de las leyes y las políticas de educación superior venezolana.

Son políticas de investigación en la UNELLEZ, la gestión tecnológica, el plan de maestrías y doctorados, y la acreditación institucional de los postgrados.

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS
OCCIDENTALES EZEQUIEL ZAMORA (U.N.E.LL.E.Z.)

LEY DE PRESUPUESTO 2003

A0091 -3

Política de Gestión Tecnológica: Se pretende dirigir la producción de conocimiento hacia la creación o consolidación de competencias y capacidades sociales. Para lograrlo, se busca la consolidación de los grupos de investigación, con una orientación de las líneas de investigación hacia las principales fortalezas de la Universidad y sus programas académicos y las demandas de la sociedad.

Plan de Maestrías, Doctorados e Investigación: a partir de la consolidación de los grupos y las líneas de investigación, se busca la creación, retroalimentación y fortalecimiento de los programas de Maestría y Doctorado, y la formación investigadores.
Este objetivo está acompañado por un plan de cualificación, formación y capacitación del personal docente en los niveles de maestría y doctorado.

Política de Acreditación Institucional con el fortalecimiento de la investigación y los programas de postgrado, en consonancia con los pregrados y las fortalezas de los grupos de investigación, se busca consolidar el sistema académico e investigativo hacia el logro de una producción pedagógica, científica y tecnológica que sea difundida nacional e internacionalmente, vincular estudiantes de pregrado y postgrado a proyectos de investigación y multiplicar los servicios que presta la Universidad al medio.

Políticas de formación y capacitación, programas de formación vigentes, producción permanente, con artículos, textos, ponencias, e investigaciones. Además la Formación de investigadores, Apoyo a grupos de investigación y proyectos, Estímulo a la vinculación internacional y nacional, Promoción de publicaciones científicas y tecnológicas y Apoyo a actividades de divulgación.

Área Estratégica III: Pertinencia de la Extensión Universitaria.

Las acciones están dirigidas a promover la vinculación de los planes, programas y proyectos de servicio social, con las actividades de docencia, investigación y la extensión. Así como, impulsar planes, programas y proyectos de servicio social de la Universidad que contribuyan a la solución de problemas locales, regionales y nacionales. Procurar que las actividades realizadas durante la prestación de servicio social y desarrollo comunitario, sean acordes con los objetivos que la Universidad ha definido para las carreras. Y correspondencia con los programas académicos.

Fomentar relaciones e intercambios de carácter científico, tecnológico y humanístico con instituciones de la región y el país y promover que en los eventos de extensión académica colabore el mayor número posible de miembros de la comunidad universitaria, especialmente los estudiantes de las carreras que integran la UNELLEZ.

Área Estratégica IV: Producción en la Universidad

Procurar que la eficacia y eficiencia en la producción y distribución de las publicaciones de la Universidad, se oriente por los siguientes criterios: La profesionalización del personal que participa en la producción editorial se apoyará y promoverá fundamentalmente en lo relacionado con el diseño y cuidado de la edición. Fomentar la difusión de la producción editorial a través de los siguientes criterios desarrollo de mecanismos adecuados para elaborar y actualizar catálogos, boletines informativos y medios ópticos sobre publicaciones, así como el inventario periódico del número de ejemplares y títulos existentes. La organización de foros nacionales e internacionales con otras instituciones de educación superior. Intercambio de información, planes, proyectos y programas con otras universidades e instituciones de educación superior.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**55.705.971.541**
Ingresos de Operación	800.000.000
Ingresos no Tributarios	800.000.000
Venta de Bienes y Servicios	800.000.000
Transferencias para Financiar Gastos Corrientes	54.905.971.541
Aporte del Ejecutivo Nacional	54.905.971.541
Recursos Ordinarios	31.924.111.918
Gestión Fiscal	7.631.930.044
Otras Fuentes de Financiamiento	15.349.929.579
Recursos de Capital	**180.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	180.000.000
Recursos Financieros	**2.000.000.000**
Activos Financieros	2.000.000.000
Disminución de Caja y Bancos	2.000.000.000
TOTAL	**57.885.971.541**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**49.978.491.014**
Gastos de Consumo	38.106.935.317
Gastos de Personal	27.162.049.588
Materiales y Suministros	1.454.723.727
Servicios no Personales	9.310.162.002
Otros Gastos Corrientes de Instituciones Descentralizadas	180.000.000
Depreciación y Amortización	180.000.000
Otros Gastos Corrientes	11.871.555.697
Transferencias	11.375.655.697
Rectificaciones al Presupuesto	495.900.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos de Capital	**1.616.842.664**
Adquisición de Maquinarias, Equipos e Inmuebles	468.114.129
Otros Activos Reales	1.148.728.535
Aplicaciones Financieras	**6.290.637.863**
Pasivos Financieros	6.290.637.863
Disminución de Cuentas y Efectos a Pagar a Proveedores	500.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	400.000.000
Disminución de Otros Pasivos Circulantes	2.449.533.597
Disminución de Otros Pasivos no Circulantes	2.941.104.266
TOTAL	**57.885.971.541**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	21.611
Egresados de Pre-Grado	Egresado	2.169
Matrícula de Post-Grado	Alumno	2.780
Egresados de Post-Grado	Egresado	196
Actividades de Investigación	Proyecto	378
Actividades de Extensión	Curso	55
Asistencia Socio-Económica	Becario	1.253

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1342	13.610.654.550
- Directivo	150	2.849.128.584
- Profesional y Técnico	385	3.610.743.504
- Personal Administrativo	115	577.296.288
- Personal Docente	431	5.461.554.612
- Obrero	261	1.111.931.562
Personal Contratado	128	705.556.520
- Empleado (*)	128	705.556.520
Personal Fijo a Tiempo Parcial	30	138.540.036
- Profesional y Técnico	4	21.348.228
- Personal Docente	26	117.191.808
TOTAL	**1.500**	**14.454.751.106**

(*) Incluye 75 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	45	178.925.978
VI	358.401 - 408.400	92	431.817.024
VII	408.401 - 458.400	34	182.099.286
VIII	458.401 - 508.400	77	446.295.492
IX	508.401 - 558.400	123	758.455.872
X	558.401 - 608.400	42	293.171.136
XI	608.401 - 658.400	11	82.524.108
XII	658.401 - 708.400	26	210.510.024
XIII	708.401 - 758.400	8	70.281.120
XIV	758.401 - 808.400	140	1.321.535.556
XV	808.401 - 858.400	27	275.157.576
XVI	858.401 - 908.400	33	348.699.840
XVII	908.401 - MAS	581	8.743.346.532
	TOTAL	**1.239**	**13.342.819.544**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	46	157.822.977
V	308.401 - 358.400	122	494.593.812
VI	358.401 - 408.400	40	183.510.565
VII	408.401 - 458.400	43	218.654.298
VIII	458.401 - 508.400	10	57.349.910
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**261**	**1.111.931.562**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	361	5.068.918.761
Jubilado	343	4.904.664.883
Pensionado	18	164.253.878
Obrero	42	152.874.421
Jubilado	39	141.542.059
Pensionado	3	11.332.362
TOTAL	**403**	**5.221.793.182**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	17.169.541.671
02	Investigación	1.660.675.005
03	Extensión	1.414.647.748
04	Protección Socio- Económica	6.452.040.277
05	Servicios Académicos	1.813.670.508
06	Servicios Administrativo Financiero	2.688.121.727
07	Servicios Generales	7.617.258.358
08	Planta Física y Equipamiento	352.220.435
09	Fomento	114.766.194
10	Dirección Institucional	1.765.956.439
99	Otras Partidas no Asignables a Programas	16.837.073.179
	TOTAL	**57.885.971.541**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	27.162.049.588
4.02	Materiales y Suministros	1.454.723.727
4.03	Servicios no Personales	9.310.162.002
4.04	Activos Reales	1.616.842.664
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.290.637.863
4.07	Transferencias	11.375.655.697
4.08	Otros Gastos de Instituciones Descentralizadas	180.000.000
4.98	Rectificaciones al Presupuesto	495.900.000
	TOTAL	**57.885.971.541**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**55.705.971.541**
Ingresos de Operación	800.000.000
Ingresos no Tributarios	800.000.000
Venta de Bienes y Servicios	800.000.000
Transferencias para Financiar Gastos Corrientes	54.905.971.541
Aporte del Ejecutivo Nacional	54.905.971.541
Recursos Ordinarios	31.924.111.918
Gestión Fiscal	7.631.930.044
Otras Fuentes de Financiamiento	15.349.929.579
B. Gastos Corrientes	**49.978.491.014**
Gastos de Consumo	38.106.935.317
Gastos de Personal	27.162.049.588
Materiales y Suministros	1.454.723.727
Servicios no Personales	9.310.162.002
Otros Gastos Corrientes de Instituciones Descentralizadas	180.000.000
Depreciación y Amortización	180.000.000
Otros Gastos Corrientes	11.871.555.697
Transferencias	11.375.655.697
Rectificaciones al Presupuesto	495.900.000
C. Resultado Económico: Ahorro	**5.727.480.527**
II. Cuenta de Capital	
A. Recursos de Capital	**5.907.480.527**
Ahorro en la Cuenta Corriente	5.727.480.527
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	180.000.000
B. Gastos de Capital	**1.616.842.664**
Adquisición de Maquinarias, Equipos e Inmuebles	468.114.129
Otros Activos Reales	1.148.728.535
C. Resultado Financiero: Superávit	**4.290.637.863**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
III. Cuenta Financiera	
A. Recursos Financieros	**6.290.637.863**
Activos Financieros	2.000.000.000
Disminución de Caja y Bancos	2.000.000.000
Superávit Financiero	4.290.637.863
B. Aplicaciones Financieras	**6.290.637.863**
Pasivos Financieros	6.290.637.863
Disminución de Cuentas y Efectos a Pagar a Proveedores	500.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	400.000.000
Disminución de Otros Pasivos Circulantes	2.449.533.597
Disminución de Otros Pasivos no Circulantes	2.941.104.266

A0092
Universidad Nacional Experimental
del Táchira (U.N.E.T.)

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental del Táchira (UNET), es una institución orientada a la búsqueda de la verdad, afianzar los valores trascendentales del hombre y a la realización de una función rectora de la educación, la cultura y la ciencia, mediante la docencia, investigación, extensión y la actividad complementaria de producción de bienes y servicios. La Universidad es de carácter experimental, con una estructura dinámica adaptable al ensayo de nuevas orientaciones relacionadas con: el desarrollo integral del hombre; la búsqueda de niveles de excelencia en el proceso de docencia aprendizaje; la innovación en la administración educacional; la creación, la promoción y la adaptación de tecnologías acordes con el medio egional nacional; así como la participación en estudios que conduzcan al desarrollo cultural, tecnológico, social y económico de la región. Su organización, planes y programas serán sometidos a permanente evaluación.

Sus acciones están orientas a:

• Adoptar como prioridad básica en la gestión universitaria, la elevación del nivel profesional humanístico y ético de la UNET.

• Asumir la excelencia en el desempeño personal y grupal, como elemento permanente del deber ser universitario.

• Establecer la meritocracia como elemento fundamental para el logro de la excelencia universitaria, en un ambiente de competitividad y calidad, evitando prácticas clientelistas y populistas, benefactoras de grupos o individuos que le contradigan.

• Asumir el reto de conquistar la confianza, como elemento de la más alta estima en la nueva cultura universitaria. Confianza en la competencia de los universitarios para cumplir cada uno su misión. Confianza además, en la buena fe y elevado espíritu universitario, como elemento clave para mejorar la calidad del desempeño institucional en todos los niveles.

• Asumir la competitividad institucional y personal en el quehacer universitario, como elemento paradigmático de la cultura universitaria.

• Descentralizar los procesos académicos y administrativos, a fin de facilitar la toma de decisiones oportunas y efectivas en todas las instancias del sistema universitario.

• Asumir la funciones universitarias de investigación, extensión y la competencia de producción de bienes y servicios, como elementos diferenciadores de la UNET del futuro, base fundamental para mejorar la calidad y pertinencia social de la docencia universitaria.

• Velar por el mejoramiento continuo del proceso enseñanza - aprendizaje, y garantizar su íntima relación con la investigación y la extensión universitaria.

Hacia el logro de los acciones antes señaladas, la UNET realiza las actividades que a continuación se describen en los programas operativos:

Enseñanza Pre – Grado

• Ejecutar y seguir los planes y programas académicos de la Universidad destinados a la formación de recursos humanos a nivel superior, a la innovación en el proceso educativo y a la transformación y elevación del medio cultural, social y tecnológico a través del proceso educativo.

• Ejecutar y seguir los planes y programas destinados, a apoyar a los organismos encargados de la planificación y estudio del desarrollo regional y nacional.

• Ejecutar y seguir los planes y programas destinados a la generación y aplicación del conocimiento de todos los campos del saber.

- Suministrar el personal calificado para todo tipo de actividad académica.

Enseñanza Post – Grado

- Formar y actualizar profesionalmente al individuo, proporcionándole los conocimientos y el entrenamiento necesario para la preparación de expertos de elevada competencia en áreas especificas.

- Suministrar las bases metodológicas para la investigación y la profundización en una campo determinado del conocimiento.

- Preparar profesionales comprometidos con el desarrollo social y sostenido de la región.

Investigación

- Planificar, organizar y controlar la función administración, optimizando sus recursos en pro de la calidad de la Investigación.

- Propiciar las actividades de investigación, motivando la incorporación de docentes a grupos de investigación ya conformados.

- Motivar y propiciar la vinculación del postgrado de la UNET, definiendo líneas de investigación prioritarias y relevantes a problemas detectados que afecten la comunidad tachirense y su entorno.

- Proponer programas de cooperación con otros organismos de investigación, que hayan o estén interviniendo en el proceso de desarrollo de la región.

- Las Coordinaciones del Decanato de Investigación, tienen como función especifica, dirigir, seguir y controlar el proceso de admisión, selección y evaluación, permanente de proyectos de investigación que se desarrollan en la Universidad, así como también la de dirigir las actividades interdisciplinarias e interdepartamentales que se generen.

Extensión

Fortalecer la función de Extensión en la UNET, atendiendo a los planes y políticas de la Institución.
Los principales objetivos están dirigidos a:

- Orientar y estimular a profesores y estudiantes hacia la Extensión Universitaria como función académica.

- Determinar y jerarquizar áreas y programas de Extensión, privilegiando aquellas que apuntan al conocimiento y desarrollo institucional, regional y nacional.

- Conformar grupos o equipos de Extensión, comprometidos con la formación integral de los estudiantes y con el desarrollo social, cultural y económico de la región y del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**35.536.431.756**
Ingresos Ordinarios	1.584.395.384
Ingresos no Tributarios	1.468.355.184
Venta de Bienes y Servicios	1.217.855.184
Otros Ingresos	250.500.000
Ingresos de la Propiedad	116.040.200
Préstamos Concedidos al Sector Privado	1.000.000
Intereses por Dinero en Depósito	104.800.200
Rentas Inmobiliarias	10.240.000
Transferencias para Financiar Gastos Corrientes	33.952.036.372
Aporte del Ejecutivo Nacional	33.952.036.372
Recursos Ordinarios	19.740.814.679
Gestión Fiscal	4.719.333.056
Otras Fuentes de Financiamiento	9.491.888.637
Recursos Financieros	**2.256.657.598**
Activos Financieros	2.256.657.598
Recuperación de Préstamos	10.000.000
Disminución de Caja y Bancos	2.246.657.598
TOTAL	**37.793.089.354**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**34.403.872.417**
Gastos de Consumo	25.344.906.963
Gastos de Personal	20.091.350.976
Materiales y Suministros	1.066.841.463
Servicios no Personales	4.186.714.524
Otros Gastos Corrientes	9.058.965.454
Transferencias	9.058.965.454
Gastos de Capital	**1.919.985.507**
Adquisición de Maquinarias, Equipos e Inmuebles	1.509.848.099
Activos Intangibles	64.508.331
Otros Activos Reales	345.629.077

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Aplicaciones Financieras	**1.469.231.430**
Activos Financieros	58.000.000
Concesión de Préstamos	58.000.000
Pasivos Financieros	1.411.231.430
Disminución de Otros Pasivos Circulantes	1.411.231.430
TOTAL	**37.793.089.354**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	8.176
Egresados de Pregrado	Egresado	425
Matrícula de Post-Grado	Alumno	736
Egresados de Post-Grado	Egresado	90
Actividades de Investigación	Proyecto	205
Actividades de Extensión	Curso	956
Asistencia Socio-Económica	Becario	1.088

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	604	9.470.948.209
- Directivo	104	2.078.024.827
- Profesional y Técnico	106	1.389.449.188
- Personal Administrativo	137	1.961.995.638
- Personal Docente	213	3.765.196.636
- Obrero	44	276.281.920
Personal Contratado	136	1.395.266.719
- Empleado (*)	136	1.395.266.719
Personal Fijo a Tiempo Parcial	37	209.588.337
- Profesional y Técnico	4	30.100.449
- Personal Administrativo	4	22.315.558
- Personal Docente	29	157.172.330
TOTAL	**777**	**11.075.803.265**

(*) Incluye 97 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	20	24.194.779
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	48	191.180.448
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	665	10.584.146.119
	TOTAL	**733**	**10.799.521.346**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	16	26.103.261
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	11	60.068.277
VIII	458.401 - 508.400		
IX	508.401 - 558.400	2	12.310.220
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	4	32.510.172
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	11	145.289.989
	TOTAL	**44**	**276.281.919**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	323	4.142.777.765
Jubilado	300	4.005.551.285
Pensionado	23	137.226.480
Obrero	21	108.524.496
Jubilado	20	105.682.764
Pensionado	1	2.841.732
TOTAL	**344**	**4.251.302.261**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	8.949.075.830
02	Investigación	2.053.149.761
03	Extensión	1.709.291.587
04	Protección Socio-Económica	4.849.541.582
05	Servicios Académicos	2.999.985.790
06	Servicios Administrativos-Financieros	1.398.320.231
07	Servicios Generales	4.086.785.238
08	Planta Física y Equipamiento	136.241.996
09	Fomento	35.333.346
10	Dirección Institucional	1.891.756.881
99	Partidas no Asignable a Programas	9.683.607.112
	TOTAL	37.793.089.354

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	20.091.350.976
4.02	Materiales y Suministros	1.066.841.463
4.03	Servicios no Personales	4.186.714.524
4.04	Activos Reales	1.919.985.507
4.05	Activos Financieros	58.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.411.231.430
4.07	Transferencias	9.058.965.454
	TOTAL	37.793.089.354

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**35.536.431.756**
Ingresos Ordinarios	1.584.395.384
Ingresos no Tributarios	1.468.355.184
Venta de Bienes y Servicios	1.217.855.184
Otros Ingresos	250.500.000
Ingresos de la Propiedad	116.040.200
Préstamos Concedidos al Sector Privado	1.000.000
Intereses por Dinero en Depósitos	104.800.200
Rentas Inmobiliarias	10.240.000
Transferencias para Financiar Gastos Corrientes	33.952.036.372
Aporte del Ejecutivo Nacional	33.952.036.372
Recursos Ordinarios	19.740.814.679
Gestión Fiscal	4.719.333.056
Otras Fuentes de Financiamiento	9.491.888.637
B. Gastos Corrientes	**34.403.872.417**
Gastos de Consumo	25.344.906.963
Gastos de Personal	20.091.350.976
Materiales y Suministros	1.066.841.463
Servicios no Personales	4.186.714.524
Otros Gastos Corrientes	9.058.965.454
Transferencias	9.058.965.454
C. Resultado Económico: Ahorro	**1.132.559.339**
II. Cuenta de Capital	
A. Recursos de Capital	**1.132.559.339**
Ahorro en la Cuenta Corriente	1.132.559.339
B. Gastos de Capital	**1.919.985.507**
Adquisición de Maquinarias, Equipos e Inmuebles	1.509.848.099
Activos Intangibles	64.508.331
Otros Activos Reales	345.629.077
C. Resultado Financiero: Déficit	**787.426.168**
III. Cuenta Financiera	
A. Recursos Financieros	**2.256.657.598**
Activos Financieros	2.256.657.598
Recuperación de Préstamos	10.000.000
Disminución de Caja y Bancos	2.246.657.598

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
B. Aplicaciones Financieras	**2.256.657.598**
Activos Financieros	58.000.000
Concesión de Préstamos	58.000.000
Pasivos Financieros	1.411.231.430
Disminución de Otros Pasivos Circulantes	1.411.231.430
Déficit Financiero	787.426.168

A0093
Universidad Central de Venezuela
(U.C.V.)

POLÍTICA PRESUPUESTARIA

La Real y Pontificia Universidad de Caracas, nació el 22 de diciembre de 1721, tras treinta años de largas gestiones ante la Corte de Madrid. El rey Felipe V firmó la Real Cédula de creación de la Universidad en la población española de Lerma.

En enero de 1827, El Libertador Presidente Simón Bolívar reformó los viejos reglamentos, con la promulgación de los nuevos Estatutos Republicanos Universitarios y se convierte en la Universidad Central de Venezuela.

La Universidad Central de Venezuela, ha tenido tres sedes principales; . Desde su fundación hasta 1856 funcionó en el Seminario de Santa Rosa de Lima, al lado del Palacio Arzobispal, donde hoy funciona el Concejo Municipal del Distrito Libertador. En 1857 se muda a la antigua sede del Convento de San Francisco, hoy Palacios de las Academias y a partir de 1953, ocupa la Ciudad Universitaria de Caracas obra arquitectónica del maestro y arquitecto Carlos Raúl Villanueva, la cual desde el 30 de noviembre de 2000 fue declarada por la UNESCO, Patrimonio Cultural de la Humanidad.

La Universidad Central de Venezuela, tiene como misión crear, asimilar y difundir el saber mediante la investigación y la enseñanza; completar la formación integral iniciada en los ciclos educacionales anteriores; y formar los equipos profesionales y técnicos que necesita la nación para su desarrollo y progreso.

Entre sus objetivos se destacan:

- Fomentar la investigación de nuevos conocimientos, en beneficio del bienestar y progreso del ser humano, de la sociedad y del desarrollo independiente de la nación.

- La enseñanza universitaria, estará dirigida a la formación integral de profesionales y a su capacitación en función de las necesidades de la sociedad y su desarrollo.

- Participar a través de programas de Extensión y Apoyo en la solución de los problemas sociales que enfrente el país.

Hacia el logro de los objetivos trazados a continuación se describen las acciones de los programas operativos:

Programa de Enseñanza

Comprende la capacitación de los estudiantes a través de todas las acciones docentes, para que a través de la formación social y profesional contribuyan a la solución de los problemas nacionales.

Los objetivos del Programa se dirigen hacia la formación profesional de Pre y Postgrado, técnica y especial de los alumnos; para el conferimiento de un grado o un título, previo el cumplimiento de los requisitos legales pertinentes, estimulando y desarrollando sus disciplinas y sus iniciativas según el trabajo realizado en la cátedra, en el laboratorio o en el seminario, procurando su capacitación integral con sentido científico, técnico y sensibilidad humanística, para el desempeño en el área escogida por cada uno de ellos.

Programa de Investigación

Tiene como objetivo, estimular y favorecer la función creadora mediante la investigación,. Contribuyendo a la creación de la infraestructura científica y técnica requerida para el desarrollo armónico e independiente, a través de la colaboración con organismos nacionales e internacionales.

Programa de Extensión

Este programa tiene como propósito fundamental, fomentar y coordinar las actividades sociales, culturales y deportivas; desarrollando tales actividades, en estrecha relación con su zona de influencia. Lo anterior significa que el programa está concebido como la proyección de la Universidad hacia el medio que la contiene, realizándose mediante un proceso que comprende la recepción de los problemas locales, regionales y nacionales, para la posterior generación de las acciones apropiadas.

Las actividades se desarrollan en las dependencias y eventos que se citan:

- Museos y Galerías

- Artes Plásticas

- Cine

- Música

- Cursos, Charlas, Seminarios, etc. (Dirigidos a la comunidad que no tengan como finalidad básica la rentabilidad)

- Deportes

- Acción Social

- Formación y presentación teatral

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**386.166.376.332**
Ingresos Ordinarios	11.546.633.452
Ingresos no Tributarios	11.546.633.452
Venta de Bienes y Servicios	11.546.633.452
Transferencias para Financiar Gastos Corrientes	374.619.742.880
Aporte del Ejecutivo Nacional	373.636.433.580
Recursos Ordinarios	217.244.335.864
Gestión Fiscal	51.935.464.267
Otras Fuentes de Financiamiento	104.456.633.449
Otras Transferencias	983.309.300
Recursos Financieros	**1.750.000.000**
Activos Financieros	1.750.000.000
Disminución de Caja y Bancos	1.750.000.000
TOTAL	**387.916.376.332**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**338.442.768.495**
Gastos de Consumo	201.718.349.080
Gastos de Personal	153.563.743.115
Materiales y Suministros	22.953.122.961
Servicios no Personales	25.197.283.004
Otros Gastos de Instituciones Descentralizadas	4.200.000
Pérdidas por Cuentas Incobrables	4.200.000
Otros Gastos Corrientes	136.724.419.415
Transferencias	134.271.825.238
Rectificaciones al Presupuesto	2.452.594.177
Gastos de Capital	**16.336.661.467**
Activos Reales	16.336.661.467
Adquisición de Maquinarias, Equipos e Inmuebles	7.240.620.318
Obras de Infraestructura	2.321.567.973
Activos Intangibles	433.369.696
Otros Activos Reales	6.341.103.480
Aplicaciones Financieras	**33.136.946.370**
Pasivos Financieros	33.136.946.370
Disminución de Otros Pasivos Circulantes	33.136.946.370
TOTAL	**387.916.376.332**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	49.592
Egresados de Pregrado	Egresado	5.294
Matrícula de Postgrado	Alumno	8.095
Egresados de Postgrado	Egresado	793
Actividades de Investigación	Proyecto	1.056
Actividades de Extensión	Taller, Charla y Curso	1.370
Asistencia Socio Económica	Becario	19.411

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	7.320	64.405.352.816
- Directivo	184	3.104.518.333
- Profesional y Técnico	742	8.271.911.921
- Personal Administrativo	2.938	18.659.279.536
- Personal Docente	2.263	29.176.498.691
- Obrero	1.193	5.193.144.335
Personal Contratado	2.081	11.202.507.384
- Empleado (*)	2.080	11.199.135.864
- Obrero	1	3.371.520
Personal Fijo a Tiempo Parcial	2.320	7.800.910.431
- Directivo	3	16.212.015
- Profesional y Técnico	78	573.023.658
- Personal Administrativo	154	582.818.465
- Personal Docente	2.083	6.621.967.242
- Obrero	2	6.889.051
TOTAL	**11.721**	**83.408.770.631**

(*) Incluye 2.080 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	1.202	1.937.252.764
II	190.081 - 208.400		
III	208.401 - 258.400	333	910.566.359
IV	258.401 - 308.400	303	996.060.425
V	308.401 - 358.400	531	1.994.053.707
VI	358.401 - 408.400	1.072	4.735.261.200
VII	408.401 - 458.400	1.963	10.160.378.201
VIII	458.401 - 508.400	604	3.652.116.295
IX	508.401 - 558.400	489	3.250.006.533
X	558.401 - 608.400	351	2.507.962.672
XI	608.401 - 658.400	362	2.845.999.228
XII	658.401 - 708.400	0	0
XIII	708.401 - 758.400	575	4.919.182.493
XIV	758.401 - 808.400	351	3.398.466.640
XV	808.401 - 858.400		
XVI	858.401 - 908.400	420	4.394.711.234
XVII	908.401 - MAS	1.966	32.503.347.974
TOTAL		**10.522**	**78.205.365.725**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	326	1.162.281.840
V	308.401 - 358.400	361	1.533.247.673
VI	358.401 - 408.400	469	2.258.615.354
VII	408.401 - 458.400		
VIII	458.401 - 508.400	41	234.911.420
IX	508.401 - 558.400	1	6.455.990
X	558.401 - 608.400		
XI	608.401 - 658.400	1	7.892.629
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**1.199**	**5.203.404.906**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	7.276	91.328.432.542
Jubilado	6.009	81.940.869.542
Pensionado	1.267	9.387.563.000
Obrero	1.440	7.349.562.503
Jubilado	1.069	5.763.837.503
Pensionado	371	1.585.725.000
TOTAL	**8.716**	**98.677.995.045**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	81.958.720.129
02	Investigación	33.595.039.799
03	Extensión	8.145.819.804
04	Protección Socio- Económica	37.520.030.616
05	Servicios Académicos	10.732.472.747
06	Servicios Administrativo y Financiero	8.188.377.217
07	Servicios Generales	25.291.952.805
08	Planta Física y Equipamiento	2.973.224.790
09	Fomento	691.919.942
10	Dirección Institucional	28.462.635.545
99	Partidas no Asignables a Programas	150.356.182.938
	TOTAL	387.916.376.332

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	153.563.743.115
4.02	Materiales y Suministros	22.953.122.961
4.03	Servicios no Personales	25.197.283.004
4.04	Activos Reales	16.336.661.467
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	33.136.946.370
4.07	Transferencias	134.271.825.238
4.08	Otros Gastos de Instituciones Descentralizadas	4.200.000
4.98	Rectificaciones al Presupuesto	2.452.594.177
	TOTAL	387.916.376.332

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**386.166.376.332**
Ingresos Ordinarios	11.546.633.452
Ingresos no Tributarios	11.546.633.452
Venta de Bienes y Servicios	11.546.633.452
Transferencias para Financiar Gastos Corrientes	374.619.742.880
Aporte del Ejecutivo Nacional	373.636.433.580
Recursos Ordinarios	217.244.335.864
Gestión Fiscal	51.935.464.267
Otras Fuentes de Financiamiento	104.456.633.449
Otras Transferencias	983.309.300
B. Gastos Corrientes	**338.442.768.495**
Gastos de Consumo	201.718.349.080
Gastos de Personal	153.563.743.115
Materiales y Suministros	22.953.122.961
Servicios no Personales	25.197.283.004
Otros Gastos de Instituciones Descentralizadas	4.200.000
Pérdidas por Cuentas Incobrables	4.200.000
Otros Gastos Corrientes	136.724.419.415
Transferencias	134.271.825.238
Rectificaciones al Presupuesto	2.452.594.177
C. Resultado Económico: Ahorro	**47.723.607.837**
II. Cuenta de Capital	
A. Recursos de Capital	**47.723.607.837**
Ahorro en la Cuenta Corriente	47.723.607.837
B. Gastos de Capital	**16.336.661.467**
Activos Reales	16.336.661.467
Adquisición de Maquinarias, Equipos e Inmuebles	7.240.620.318
Obras de Infraestructura - Estudios y Proyectos	2.321.567.973
Activos Intangibles	433.369.696
Otros Activos Reales	6.341.103.480
C. Resultado Financiero: Superávit	**31.386.946.370**
III. Cuenta Financiera	
A. Recursos Financieros	**33.136.946.370**
Activos Financieros	1.750.000.000
Disminución de Caja y Bancos	1.750.000.000
Superávit Financiero	31.386.946.370
B. Aplicaciones Financieras	**33.136.946.370**
Pasivos Financieros	33.136.946.370
Disminución de Otros Pasivos Circulantes	33.136.946.370

A0094
Universidad de Carabobo (U.C.)

POLÍTICA PRESUPUESTARIA

La Universidad de Carabobo, es una universidad pública, democrática, participativa, innovadora e integral; comprometida con su misión de creación, desarrollo y difusión de conocimientos innovadores, competitivos y socialmente pertinentes y la formación ética e integral de profesionales y técnicos altamente calificados; enmarca sus acciones dentro de una política unificadora de la docencia, investigación y extensión, con vinculación interinstitucional, como motor transformador de la sociedad.

Bajo ese marco de políticas, los procesos, funciones y tareas en todos los niveles de las áreas claves de la institución se organizan en función del Plan Estratégico Institucional, a fin de garantizar una efectiva creación, desarrollo y difusión de conocimientos, garantizar la pertinencia y el mejoramiento continuo de la calidad de sus productos y servicios, aportar una significativa contribución al progreso de la región y del país; siempre orientados por los principios rectores de flexibilidad, integración modernizadora con apoyo en tecnología de punta, desconcentración y descentralización, desarrollo de personal, gestión participativa y excelencia.

Desde esta perspectiva, la acción institucional y el cumplimiento de la misión que se persigue fundamentalmente a través de las funciones básicas de Enseñanza, Investigación y Extensión, cuyos principales propósitos se expresan a continuación.

Enseñanza

Nuestra Academia persigue optimizar el proceso de Enseñanza-Aprendizaje en las facultades que conforman nuestra estructura. Así, derecho, Ciencias de la Salud, Ingeniería, Ciencias Económicas y Sociales, Ciencias de la Educación, Odontología, Ciencias y Tecnología y el Área de Estudios de Postgrado; dirigen sus esfuerzos en función de una educación de calidad que permita generar egresados con excelencia académica y pertinencia social. En tal sentido, la Academia de la Universidad de Carabobo se propone:

- Brindar una visión prospectiva y formativa que permita la formación integral del estudiante de Pregrado y afianzar los conocimientos en el IV y V nivel de estudios.

- Redefinir y actualizar el diseño curricular adaptándolo a los requerimiento de la demanda y en función de los objetivos de pertinencia planteados, incluyendo dentro de los modelos componentes científicos, humanísticos y éticos.

- Diseñar mecanismos que permitan generar un sistema de desempeño de las unidades académicas de la institución, a fin de disponer de indicadores para la evaluación de la actividad docente, así como del logro de las metas propuestas.

- Estimular y desarrollar las potencialidades de la Comunidad Estudiantil y profesoral, a fin de lograr una educación de calidad y mejorar la imagen corporativa.

- Desarrollar actividades de capacitación docente.

Investigación

El programa de Investigación, se orienta a impulsar cambios y mejoras en el desarrollo de conocimientos innovadores y competitivos, para rescatar así la significación de la actividad investigadora en el marco de la Misión Universitaria, promoviendo, fortaleciendo y activándola, a través de las diferentes unidades de investigación adscritas a las distintas Facultades y del accionar del Consejo de Desarrollo Científico y Humanístico de la Institución.

Principalmente, el programa de Investigación se plantea los siguientes objetivos:

- Promover, apoyar y financiar la producción científica y tecnológica generada en nuestros centros de investigación.

- Dar respuesta oportuna a las demandas en materia de investigación a nivel organizacional, nacional e internacional, a través del diseño y desarrollo de convenios en áreas estratégicas del quehacer Científico, Técnico y Humanístico; visualizando oportunidades y definiendo líneas prioritarias y acreditadas.

- Fortalecer las unidades de investigación adscritas a las facultades a través de la desconcentración de recursos y su asignación según el logro de objetivos.

Extensión

Las actividades de Extensión proyectan a nuestra institución hacia la comunidad intra y extra universitaria para fortalecer la vinculación con el entorno y cumplir con la función social a través del desarrollo de efectivos mecanismos de interrelación entre la Universidad, el sector productivo, gobierno y comunidades.

Para el logro de la presencia permanente de la Universidad en su área de influencia, se establecen las siguientes directrices:

- Lograr el desarrollo de la Extensión Universitaria como función social y componente de las estrategias curriculares.

- Promover actividades de Servicios a la Comunidad y Asistencia, definiendo políticas de corresponsabilidad y apoyando acciones que permitan el conocimiento de las propias necesidades comunitarias y coadyuven a su solución.

- Desarrollar acciones que permitan de manera eficiente y efectiva la integración de planes con las áreas de Academia e Investigación, para la contribución al desarrollo económico, social, político y cultural a nivel regional y con influencia nacional.

Son muchos los retos que la comunidad universitaria enfrenta. La intensidad de la tarea amerita asumir los retos con reflexión, compromiso y voluntad de sincera transformación de los procesos propios de una institución científico-educativa, que son de vital importancia para el logro de los niveles de excelencia propuestos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**243.650.066.956**
Ingresos Ordinarios	1.900.000.000
Ingresos no Tributarios	240.160.000
Venta de Bienes y Servicios	240.160.000
Ingresos de la Propiedad	1.659.840.000
Intereses por Dinero en Depósito	1.659.840.000
Transferencias para Financiar Gastos Corrientes	241.750.066.956
Aporte del Ejecutivo Nacional	241.750.066.956
Recursos Ordinarios	140.561.326.521
Gestión Fiscal	33.603.259.307
Otras Fuentes de Financiamiento	67.585.481.128
Recursos de Capital	**5.000.000.000**
Transferencias para Financiar Gastos de Capital	5.000.000.000
Aporte del Ejecutivo Nacional	5.000.000.000
Recursos Ordinarios	3.349.500.000
Gestión Fiscal	695.000.000
Otras Fuentes de Financiamiento	955.500.000
Recursos Financieros	**3.958.063.463**
Activos Financieros	3.958.063.463
Disminución de Caja y Bancos	3.958.063.463
TOTAL	**252.608.130.419**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**213.362.174.144**
Gastos de Consumo	122.840.010.153
Gastos de Personal	103.904.898.333
Materiales y Suministros	4.546.085.860
Servicios no Personales	14.389.025.960
Otros Gastos Corrientes	90.522.163.991
Transferencias	90.522.163.991
Gastos de Capital	**14.336.732.635**
Adquisición de Maquinarias, Equipos e Inmuebles	7.048.643.589
Obras de Infraestructura	7.288.089.046
Aplicaciones Financieras	**24.909.223.640**
Activos Financieros	80.556.000
Incremento de Otros Activos Financieros – Depósitos en Garantía	80.556.000
Pasivos Financieros	24.828.667.640
Disminución de Otras Cuentas y Efectos a Pagar	24.828.667.640
TOTAL	**252.608.130.419**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-grado	Alumno	39.342
Egresados de Pre-grado	Egresado	5.210
Matrícula de Post-Grado	Alumno	2.365
Egresados de Post Grado	Egresado	808
Actividades de Investigación	Proyecto	75
Asistencia Socio-Económica	Becario	4.304

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	5.118	45.156.691.227
- Directivo	174	471.577.4047
- Profesional y Técnico	1.510	15.432.615.117
- Personal Administrativo	1.127	6.141.203.159
- Personal Docente	1.277	17.488.373.501
- Obrero	1.030	5.622.922.046
Personal Fijo a Tiempo Parcial	639	3.129.142.473
- Profesional y Técnico	91	473.088.969
- Personal Administrativo	5	13.583.688
- Personal Docente	543	2.642.469.816
Personal Contratado	899	4.500.003.712
- Empleado (*)	859	4.294.784.944
- Obrero	40	205.218.768
TOTAL	6.656	52.785.837.412

(*) Incluye 738 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	90	164.965.000
II	190.081 - 208.400		
III	208.401 - 258.400	122	361.600.000
IV	258.401 - 308.400	37	121.996.000
V	308.401 - 358.400	385	1.483.106.354
VI	358.401 - 408.400	581	2.710.260.022
VII	408.401 - 458.400	1.024	5.457.034.454
VIII	458.401 - 508.400	306	1.808.859.899
IX	508.401 - 558.400	2	12.985.000
X	558.401 - 608.400		
XI	608.401 - 658.400	484	3.658.268.514
XII	658.401 - 708.400	83	683.647.051
XIII	708.401 - 758.400	466	4.157.091.070
XIV	758.401 - 808.400	70	661.352.735
XV	808.401 - 858.400	84	840.056.700
XVI	858.401 - 908.400	234	2.504.326.353
XVII	908.401 - MAS	1.618	22.332.147.446
TOTAL		5.586	46.957.696.598

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)
POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	476	1.813.951.013
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	303	1.774.388.196
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	267	2.029.303.037
XII	658.401 - 708.400		
XIII	708.401 - 758.400	24	210.498.568
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
XVII	908.401 - MAS		
TOTAL		**1.070**	**5.828.140.814**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	3.187	57.086.900.204
Jubilado	3.056	56.069.407.266
Pensionado	131	1.017.492.938
Obrero	638	3.453.191.891
Jubilado	638	3.453.191.891
TOTAL	**3.825**	**60.540.092.095**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	48.318.131.622
02	Investigación	5.318.050.220
03	Extensión	4.551.416.555
04	Protección Socio-Económica	28.451.093.020
05	Servicios Académicos	3.722.898.955
06	Servicios Administrativos	3.834.971.768
07	Servicios Generales	11.268.084.935
08	Planta Física y Equipamiento	14.400.633.427
09	Fomento	180.183.419
10	Dirección Institucional	26.178.300.137
99	Partidas no Asignables a Programas	106.384.366.361
	TOTAL	**252.608.130.419**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	103.904.898.333
4.02	Materiales y Suministros	4.546.085.860
4.03	Servicios no Personales	14.389.025.960
4.04	Activos Reales	14.336.732.635
4.05	Activos Financieros	80.556.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	24.828.667.640
4.07	Transferencias	90.522.163.991
	TOTAL	**252.608.130.419**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**243.650.066.956**
Ingresos Ordinarios	1.900.000.000
Ingresos no Tributarios	240.160.000
Venta de Bienes y Servicios	240.160.000
Ingresos de la Propiedad	1.659.840.000
Intereses por Dinero en Depósito	1.659.840.000
Transferencias para Financiar Gastos Corrientes	241.750.066.956
Aporte del Ejecutivo Nacional	241.750.066.956
Recursos Ordinarios	140.561.326.521
Gestión Fiscal	33.603.259.307
Otras Fuentes de Financiamiento	67.585.481.128
B. Gastos Corrientes	**213.362.174.144**
Gastos de Consumo	122.840.010.153
Gastos de Personal	103.904.898.333
Materiales y Suministros	4.546.085.860
Servicios no Personales	14.389.025.960
Otros Gastos Corrientes	90.522.163.991
Transferencias	90.522.163.991
C. Resultado Económico: Ahorro	**30.287.892.812**
II. Cuenta de Capital	
A. Recursos de Capital	**35.287.892.812**
Ahorro en la Cuenta Corriente	30.287.892.812
Transferencias para Financiar Gastos de Capital	5.000.000.000
Aporte del Ejecutivo Nacional	5.000.000.000
Recursos Ordinarios	3.349.500.000
Gestión Fiscal	695.000.000
Otras Fuentes de Financiamiento	955.500.000
B. Gastos de Capital	**14.336.732.635**
Adquisición de Maquinarias, Equipos e Inmuebles	7.048.643.589
Obras de Infraestructura - Estudios y Proyectos	7.288.089.046
C. Resultado Financiero: Superávit	**20.951.160.177**
III. Cuenta Financiera	
A. Recursos Financieros	**24.909.223.640**
Activos Financieros	3.958.063.463
Disminución de Caja y Bancos	3.958.063.463
Superávit Financiero	20.951.160.177
B. Aplicaciones Financieras	**24.909.223.640**
Activos Financieros	80.556.000
Incremento de Otros Activos Financieros – Depósitos en Garantía	80.556.000
Pasivos Financieros	24.828.667.640
Disminución de Otras Cuentas y Efectos a Pagar	24.828.667.640

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ   LEY DE PRESUPUESTO 2003
(U.N.E.S.R.).

A0095-1

POLITICA PRESUPUESTARIA

La Universidad Nacional Experimental Simón Rodríguez (UNESR), tiene como misión fundamental la búsqueda, generación, aplicación y difusión del conocimiento y el afianzamiento de los valores trascendentales del hombre y la sociedad.

En tal sentido, la Universidad se orienta a ser una institución global, de vocación, integracionista y latinoamericana, abierta a los cambios, flexible, innovadora, andragógica y de excelencia, que promueva y practique la libertad de pensamiento y acción, fomente la participación y la profundización de los valores éticos democráticos, que permanezca en la búsqueda constante del desarrollo sostenido y armonioso de la sociedad y el individuo y esté profundamente comprometido con el desarrollo de la comunidad.

Para el año 2003, la Universidad continuará cumpliendo con su principal función de atender con carácter prioritario los programas de enseñanza en los diferentes niveles, en tal sentido la Institución atenderá una matricula regular de 42.892 participantes de pre-grado 548 en Post-Grado, 1.850 por el Centro de Enseñanza para el Aprendizaje Permanente el (CEPAP) y 7.900 por los programas de Extensión.

Se reforzará en le ámbito institucional la política educativa, mejorando los servicios para que se adapten a las exigencias de los programas de enseñanza e investigación y se fortalecerá la atención a los participantes (estudiantes) en las actividades fundamentales que coadyuven a la formación integral.

Se apoyará en el bienestar socio económico, incrementado en función de los recursos disponibles, los montos para el trabajo estudiantil remunerado, las preparadurías y servicios estudiantiles.

Asistir en el bienestar socioeconómico y mejoramiento del personal académico, administrativo y obrero previsto en los Instrumentos Normativos de Trabajo y el Contrato Colectivo.

Se continuará con el desarrollo y fortalecimiento del sistema de información financiera, administrativa, presupuestaria y contables para cumplir con los objetivos básicos de la Institución.

Por otra parte, se administrará y se controlará la ejecución de los servicios básicos de acuerdo a los nuevos costos y las necesidades de la Institución.

Los lineamientos y/o estrategias generales de la UNERS para el próximo año giran en torno a las siguientes consideraciones:

- Apoyo al proceso de transformación profunda y consustanciada con los cambios que plantea el Ejecutivo Nacional.

- Mejoramiento continuo en la calidad de la enseñanza, tomando en cuenta la Misión y Visión, que la enmarcan en una flosofía específica, signada por la obra de Simón Rodríguez, enfocada a reducir la exclusión y la desigualdad.

- La UNESR debido a su distribución geográfica, filosofía educativa original y potencial investigativo, está llamada a ser la "Universidad del Pueblo", en concordancia con el Plan Educativo Nacional y los principios de la Constitución de la Republica Bolivariana de Venezuela.

- Asumir liderazgo en el Sistema de Educación Superior, incorporando un modelo educativo que combine equidad y calidad utilizando la estrategia de aprender haciendo.

- Dar prioridad a los aspectos culturales hacia adentro de la universidad y como proyección de su acción en la comunidad y en toda su área de influencia.

- Reorientar las políticas de docencia, investigación y extensión en función de las necesidades e intereses de nuestra sociedad.

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRIGUEZ
(U.N.E.S.R.).

LEY DE PRESUPUESTO 2003

A0095 - 2

- Formar profesionales críticos y con sensibilidad social.

- Coordinar con las autoridades nacionales, regionales y locales, acciones en beneficio de las clases más vulnerables.

- La investigación y la extensión, deben estar relacionadas con líneas de trabajo que se desprendan de las necesidades e intereses, nacionales y regionales como son: hábitat, agroalimentación, salud, vivienda, comunicaciones, educación, transporte, energía, ambiente y recursos naturales.

- La Universidad debe ofrecer alternativas autónomas cónsonas con nuestra realidad y necesidades, con el fin de responder a las expectativas de la sociedad en donde funciona. La calidad y la excelencia de la educación deben fundamentarse en un clima académico de discusión y debate que es el único que segura la elevación continua del nivel intelectual, moral y político de las personas.

- La investigación y la extensión, deben estar relacionadas con líneas de trabajo que se desprendan de proyectos de desarrollo autónomos nacionales y regionales y no responder simplemente a las necesidades individuales de reconocimientos o ascensos en el escalafón.

- La Universidad tiene el compromiso histórico ineludible de participar en la construcción de un proyecto nacional de desarrollo integral sustentable

- Participar en el diseño de políticas y normas de racionalización del gasto universitario

- Atender la protección socioeconómica a estudiantes de bajos ingresos

- Reestructuración de núcleos y del nivel central.

- Mejorar las proporciones relativas entre profesores y personal no docente.

- Reactivación de estaciones experimentales.

- Fortalecer áreas de control de estudios en los Núcleos.

Entre las acciones más importantes para el año 2003, podemos señalar las siguientes:

- Continuar con el proyecto de transformación universitaria en concordancia con las políticas y directrices del Gobierno Nacional, el reforzamiento de las actividades de cultura, en coordinación con las comunidades en los 20 Núcleos en el ámbito nacional, el incremento y mejora de las publicaciones universitarias, la adecuación de los sistemas administrativos y de control de estudios.

- Seguir desarrollando los procesos de adecuación de la planta docente, para un uso más racional de este recurso y mejoramiento de calidad de enseñanza.

- La salud de todo el personal que compone la comunidad universitaria y los estudiantes, es otra área de gran prioridad para la gestión del actual equipo rectoral.

- Se continuaran los esfuerzos para adecuar la Planta Física en coordinación con el Ministerio de Infraestructura, Gobernaciones y Alcaldías.

- Transformar y modernizar las instituciones en todos sus componentes, contando con un sistema de información y una base de datos que garantice la auto-evaluación continua.

- Hacer de la Extensión Universitaria un elemento de integración docencia-investigación y de vinculación de la Educación Superior con todos los sectores de la sociedad.

- Racionalizar los gastos del presupuesto a través de la optimización de los recursos humanos, financieros, materiales y equipos.

- Intensificar el vínculo de la instituciones de educación superior con las entidades territoriales de su área geográfica de influencia, a través de la prestación de servicios en los campos de capacitación investigación y extensión.

- Instrumentar el sistema nacional de evaluación institucional y de acreditación en las instituciones de educación superior a fin de lograr niveles de competitividad en la gestión.

- Fomentar la consolidación y desarrollo de la zonas rentales de la universidades nacionales, como vía para la generación de ingresos adicionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**56.865.482.422**
Ingresos Ordinarios	2.500.000.000
Ingresos no Tributarios	2.500.000.000
Venta de Bienes y Servicios	1.550.000.000
Otros Ingresos	950.000.000
Transferencias para Financiar Gastos Corrientes	54.365.482.422
Aporte del Ejecutivo Nacional	53.865.482.422
Recursos Ordinarios	31.319.137.811
Gestión Fiscal	7.487.302.057
Otras Fuentes de Financiamiento	15.059.042.554
Aporte del Ejecutivo Estadal	500.000.000
Recursos de Capital	**192.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y	
Otras Reservas	192.000.000
Recursos Financieros	**900.000.000**
Activos Financieros	900.000.000
Disminución de Caja y Bancos	900.000.000
TOTAL	**57.957.482.422**

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ
(U.N.E.S.R.).

LEY DE PRESUPUESTO 2003

A0095 - 4

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**50.675.349.254**
Gastos de Consumo	44.279.670.405
Gastos de Personal	38.254.797.116
Materiales y Suministros	1.615.423.996
Servicios no Personales	4.217.449.293
Otros Gastos Corrientes de Instituciones Descentralizadas	192.000.000
Depreciación y Amortización	192.000.000
Otros Gastos Corrientes	6.395.678.849
Transferencias	6.045.678.849
Rectificaciones al Presupuesto	350.000.000
Gastos de Capital	**2.201.470.776**
Adquisición de Maquinarias, Equipos e Inmuebles	1.288.172.021
Obras de Infraestructura	132.723.393
Activos Intangibles	6.700.000
Otros Activos Reales	773.875.362
Aplicaciones Financieras	**5.080.662.392**
Pasivos Financieros	5.080.662.392
Disminución de Otras Cuentas y Efectos a Pagar	5.080.662.392
TOTAL	**57.957.482.422**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	42.892
Matrícula de Post-Grado	Alumno	548
Egresados a Nivel de Pre-Grado	Egresado	3.346
Egresados a Nivel de Post-Grado	Egresado	283
Actividades de Investigación	Proyecto	22
Actividades de Extensión	Curso	227
Asistencia Socioeconómica	Becario	90

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ
(U.N.E.S.R.).

LEY DE PRESUPUESTO 2003

A0095-5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	1.681	15.945.216.215
- Directivo	156	2.154.747.480
- Profesional y Técnico	180	1.936.747.189
- Personal Administrativo	355	2.805.400.115
- Personal Docente	492	6.611.338.389
- Obrero	498	2.436.983.042
Personal Contratado	331	2.318.668.951
- Empleado (*)	325	2.265.022.295
- Obrero	6	53.646.656
Personal Fijo a Tiempo Parcial	250	1.116.528.048
- Personal Docente	250	1.116.528.048
TOTAL	**2.262**	**19.380.413.214**

(*) Incluye 306 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	20	38.448.000
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	85	295.709.199
V	308.401 - 358.400	75	283.500.000
VI	358.401 - 408.400	110	501.864.000
VII	408.401 - 458.400	45	226.924.200
VIII	458.401 - 508.400	180	1.029.842.048
IX	508.401 - 558.400		
X	558.401 - 608.400	105	705.600.000
XI	608.401 - 658.400	58	443.120.000
XII	658.401 - 708.400		
XIII	708.401 - 758.400	278	2.483.600.000
XIV	758.401 - 808.400	30	290.559.070
XV	808.401 - 858.400		
XVI	858.401 - 908.400	402	4.271.199.189
XVII	908.401 - MAS	370	6.319.417.810
TOTAL		**1.758**	**16.889.783.516**

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ
(U.N.E.S.R.).

LEY DE PRESUPUESTO 2003

A0095 - 6

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	78	300.083.042
VI	358.401 - 408.400	140	638.400.000
VII	408.401 - 458.400	250	1.320.000.000
VIII	458.401 - 508.400	30	178.500.000
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	6	53.646.656
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**504**	**2.490.629.698**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	455	8.565.182.775
Jubilado	417	7.887.727.004
Pensionado	38	677.455.771
Obrero	122	572.925.700
Jubilado	84	467.283.332
Pensionado	38	105.642.368
TOTAL	**577**	**9.138.108.475**

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ   LEY DE PRESUPUESTO 2003
(U.N.E.S.R.).

A0095 - 7

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	21.948.406.702
02	Investigación	4.461.302.427
03	Extensión	1.086.607.398
04	Protección Socio-Económica	1.105.073.148
05	Servicios Académicos	2.006.756.789
06	Servicios Administrativos y Financieros	2.239.991.508
07	Servicios Generales	5.758.497.054
08	Planta Física y Equipamiento	617.107.843
09	Fomento	928.672.202
10	Dirección Institucional	1.967.905.323
99	Partidas no Asignables a Programas	15.837.162.028
	TOTAL	**57.957.482.422**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	38.254.797.116
4.02	Materiales y Suministros	1.615.423.996
4.03	Servicios no Personales	4.217.449.293
4.04	Activos Reales	2.201.470.776
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.080.662.392
4.07	Transferencias	6.045.678.849
4.08	Otros Gastos de Instituciones Descentralizadas	192.000.000
4.98	Rectificaciones al Presupuesto	350.000.000
	TOTAL	**57.957.482.422**

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ   LEY DE PRESUPUESTO 2003
(U.N.E.S.R.).

A0095-8

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**56.865.482.422**
Ingresos Ordinarios	2.500.000.000
Ingresos no Tributarios	2.500.000.000
Venta de Bienes y Servicios	1.550.000.000
Otros Ingresos	950.000.000
Transferencias para Financiar Gastos Corrientes	54.365.482.422
Aporte del Ejecutivo Nacional	53.865.482.422
Recursos Ordinarios	31.319.137.811
Gestión Fiscal	7.487.302.057
Otras Fuentes de Financiamiento	15.059.042.554
Aporte del Ejecutivo Estadal	500.000.000
B. Gastos Corrientes	**50.675.349.254**
Gastos de Consumo	44.279.670.405
Gastos de Personal	38.254.797.116
Materiales y Suministros	1.615.423.996
Servicios no Personales	4.217.449.293
Otros Gastos Corrientes de Instituciones Descentralizadas	192.000.000
Depreciación y Amortización	192.000.000
Otros Gastos Corrientes	6.395.678.849
Transferencias	6.045.678.849
Rectificaciones al Presupuesto	350.000.000
C. Resultado Económico: Ahorro	**6.190.133.168**
II. Cuenta de Capital	
A. Recursos de Capital	**6.382.133.168**
Ahorro en la Cuenta Corriente	6.190.133.168
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	192.000.000
B. Gastos de Capital	**2.201.470.776**
Adquisición de Maquinarias, Equipos e Inmuebles	1.288.172.021
Obras de Infraestructura - Estudios y Proyectos	132.723.393
Activos Intangibles	6.700.000
Otros Activos Reales	773.875.362
C. Resultado Financiero: Superávit	**4.180.662.392**
III. Cuenta Financiera	
A. Recursos Financieros	**5.080.662.392**
Activos Financieros	900.000.000
Disminución de Caja y Bancos	900.000.000
Superávit Financiero	4.180.662.392
B. Aplicaciones Financieras	**5.080.662.392**
Pasivos Financieros	5.080.662.392
Disminución de Otras Cuentas y Efectos a Pagar	5.080.662.392

A0095

Universidad Nacional Experimental
Simón Rodríguez (U.N.E.S.R.)

A0096

Universidad Nacional Experimental
Francisco de Miranda (U.N.E.F.M.)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA
(U.N.E.F.M.)

LEY DE PRESUPUESTO 2003

A0096 - 1

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental "Francisco de Miranda" UNEFM, es una Institución orientada hacia la búsqueda de la verdad, el afianzamiento de los valores transcendentales del hombre y a la realización de una función rectora en educación, la cultura y la ciencia, mediante actividades de docencia, investigación y extensión. Es una institución experimental con estructura dinámica adaptable al ensayo de nuevas orientaciones en la formación integral del individuo para la promoción de la región donde se encuentra ubicada. Su organización, planes y programas estarán sometidos a permanente evaluación.

Los objetivos más importantes son:

- Delinear, desarrollar y dirigir programas educativos que conduzcan a la formación de profesionales y técnicos capacitados para intervenir en labores científicas, culturales docentes y actividades económicas y de producción.

- Ejercer una función rectora en el desarrollo de las actividades, docentes, científicas, culturales, artísticas y tecnológicas de la entidad regional y del país.

- Cooperar en el estudio de los problemas de la región y del país para contribuir con positivos aportes a su solución.

- Ensayar nuevos esquemas educativos en la educación superior, acordes con el Régimen experimental de la Institución, los cuales una vez evaluados pueden ser utilizados igualmente en otras Instituciones o regiones del país.

- Promover el inventario y la explotación nacional de los recursos naturales de la región de acuerdo a las normas de conservación.

- Promover la inventiva y la innovación con miras a buscar soluciones autóctonas a los problemas regionales y nacionales.

- Liderizar el subsistema regional de educación superior.

- Estimular la formación del espíritu crítico en la comunidad universitaria, propiciando el análisis científico y la investigación, permitiendo la libre expresión de ideologías y diferentes corrientes del pensamiento.

- Restablecer vínculos con otras instituciones educacionales, científicas y culturales, regionales, nacionales y extranjeras.

De esta perspectiva el desarrollo de la Universidad Nacional Experimental "Francisco de Miranda" dentro de su Misión y Visión de futuro, están orientadas a cumplir con las funciones básicas de docencia, investigación y extensión.

La misión esta dirigida a formar, interactuando con el sector público y privado, profesionales actualizados, pertinentes e integrales, tanto especializados como polivalentes, con sensibilidad social e identidad cultural generadoras de cambios capaces de autogestionar y de generar empleos.

Participar activamente con el sector público, privado y la sociedad civil para contribuir a generar y dinamizar polos regionales y desarrollos, tendientes al mejoramiento sostenido de la calidad de vida.

La visión de la UNEFM, es ser una Institución sostenible, innovadora con una visión global, ética, democrática, pertinente e integracionista como Alma Mater Regional, comprometida con la excelencia en la formación de recursos humanos, la producción de conocimiento universal y actora fundamental en el estudio y solución de problemas de su entorno sociocultural y natural con un clima óptimo de trabajo para el trabajo y la producción intelectual de estudiantes y profesores.

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA   LEY DE PRESUPUESTO 2003
(U.N.E.F.M.)

A0096 - 2

Desarrollo Académico (Enseñanza)

Estudios Dirigidos

Este programa desarrolla una modalidad experimental de estudios dirigidos (semipresenciales) como alternativa del aporte institucional de los niveles de pre-grado,   post-grado y formación continua y permanente. Promueve la diversificación de la oferta educativa considerando los cambios en los segmentos ocupacionales y en las fronteras del conocimiento que incidan en los procesos de desarrollo del entorno. Fomentar el espíritu científico y de investigación que sirva a los fines académicos de la Universidad, del País y del Mundo.

Insertar   a la población limitada por diversas causas, del subsistema de educación superior sin desvincularlas de su entorno geográfico o laboral

Plan de Acción Académica

Se diseñará una política de diversificación e innovación curricular en las diferentes áreas académicas, innovación de la estructura y proceso de información y desarrollo de los recursos humanos, actualización de los diseños curriculares, estudios de demanda y necesidades de profesionales para la creación de las carreras: Licenciatura en Gerontología y Física y Deportes, capacitación y actualización permanente del personal docente.

Desarrollo del Área de Investigación

Los Proyectos más importantes están referidos a:

- Creación del proyecto estratégico de la red bolivariana investigación.

- Desarrollo de los emprendedores y comunidades falconianas.

- Fortalecer con recursos humanos el personal técnico y administrativo para la generación de proyectos productivos en el área de Investigación.

- Fortalecer el equipamiento de los centros y unidades de investigación.

- Fortalecer la flota vehicular del área de Investigación.

- Fortalecer la planta física del área de Investigación y Desarrollo.

- Impulsar el Desarrollo de Línea de Investigación y rescatar el significado en función a las necesidades de las comunidades falconianas.

- Intranet investigación y desarrollo.

- Desarrollar el programa comunicación, conocimiento y productividad.

Consolidación de las Funciones de Extensión y Producción

Los Proyectos más importantes están referidos a:

- Fomentar y promover la creación y consolidación de programas de extensión y unidades de producción universitaria, en el marco de la sistematización, desconcentración y descentralización de la organización universitaria.

- Consolidar la planta física propia del área de extensión y producción.

- Montar la infraestructura necesaria para promover y desarrollar la extensión y producción universitaria.

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA
(U.N.E.F.M.)

LEY DE PRESUPUESTO 2003

A0096-3

- Vincular las actividades de Docencia e Investigación al conocimiento de las necesidades sociales, económicas, técnicas, culturales y deportivas para contribuir a las soluciones de los problemas de las comunidades en el área de influencia de la universidad.

Promover la interacción entre la Universidad y la comunidad mediante la participación activa y afectiva de sus miembros, así como estrechar vínculos con otras Institucionales Nacionales y Extranjeras.

Desarrollar proyectos de capacitación, actualización y perfeccionamiento ocupacional y profesional en la Institución, la Comunidad y demás áreas de influencia de la Universidad promoviendo las actividades socioculturales y de educación permanente.

Promover la participación conjunta con los organismos públicos y privados, en el diseño y desarrollo de planes, proyectos y actividades tendentes a la producción de bienes y servicios para el mejoramiento y progreso institucional, local y regional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**40.210.094.158**
Ingresos Ordinarios	130.000.000
Ingresos no Tributarios	130.000.000
Venta de Bienes y Servicios	130.000.000
Transferencias para Financiar Gastos Corrientes	40.080.094.158
Aporte del Ejecutivo Nacional	40.080.094.158
Recursos Ordinarios	23.303.866.149
Gestión Fiscal	5.571.133.088
Otras Fuentes de Financiamiento	11.205.094.921
Recursos Financieros	**600.000.000**
Activos Financieros	600.000.000
Disminución de Caja y Bancos	600.000.000
TOTAL	**40.810.094.158**

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA
(U.N.E.F.M.)

LEY DE PRESUPUESTO 2003

A0096 - 4

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**35.896.822.997**
Gastos de Consumo	29.822.671.109
Gastos de Personal	23.455.720.183
Materiales y Suministros	940.354.984
Servicios no Personales	5.426.595.942
Otros Gastos Corrientes	6.074.151.888
Transferencias	6.074.151.888
Gastos de Capital	**2.200.231.758**
Activos Reales	2.200.231.758
Aplicaciones Financieras	**2.713.039.403**
Pasivos Financieros	2.713.039.403
Disminución de Otros Pasivos no Circulantes	2.713.039.403
TOTAL	**40.810.094.158**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	17.610
Egresados de Pregrado	Egresado	947
Matrícula de Post-Grado	Alumno	1.160
Egresados de Post-grado	Egresado	190
Actividades de Investigación	Proyecto	81
Actividades de Extensión	Taller, Charla y Curso	235
Asistencia Socio-Económica	Becario	524

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	914	11.301.152.208
- Directivo	169	2.624.511.096
- Profesional y Técnico	150	1.456.601.604
- Personal Administrativo	242	1.390.220.916
- Personal Docente	275	5.427.176.604
- Obrero	78	402.641.988
Personal Contratado	429	2.763.167.808
- Empleado (*)	429	2.763.167.808
Personal Fijo a Tiempo Parcial	75	542.976.744
- Profesional y Técnico	9	51.956.052
- Personal Administrativo	6	24.731.124
- Personal Docente	60	466.289.568
TOTAL	**1.418**	**14.607.296.760**

(*) Incluye 372 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	57	87.392.496
II	190.081 - 208.400	2	4.804.920
III	208.401 - 258.400	30	89.739.468
IV	258.401 - 308.400		
V	308.401 - 358.400	5	18.691.416
VI	358.401 - 408.400	129	578.914.992
VII	408.401 - 458.400	180	940.782.972
VIII	458.401 - 508.400		
IX	508.401 - 558.400	47	299.099.991
X	558.401 - 608.400	196	1.405.021.636
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400	200	1.706.809.776
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	494	9.073.397.108
TOTAL		**1.340**	**14.204.654.775**

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA   LEY DE PRESUPUESTO 2003
(U.N.E.F.M.)

A0096 - 6

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	34	150.740.712
VII	408.401 - 458.400		
VIII	458.401 - 508.400	44	251.901.273
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**78**	**402.641.985**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	165	3.641.244.000
Jubilado	153	3.512.921.000
Pensionado	12	128.323.000
Obrero	22	134.692.000
Jubilado	21	128.694.000
Pensionado	1	5.998.000
TOTAL	**187**	**3.775.936.000**

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA
(U.N.E.F.M.)

LEY DE PRESUPUESTO 2003

A0096-7

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	15.014.335.161
02	Investigación	2.517.714.564
03	Extensión	1.098.074.070
04	Beneficios Socio-Económicos	4.905.148.087
05	Servicios Académicos	855.674.849
06	Servicios Administrativos-Financieros	1.772.010.470
07	Servicios Generales	4.480.571.115
08	Planta Física y Equipamiento	885.969.877
10	Dirección Institucional	1.586.838.912
99	Partidas no Asignables a Programas	7.693.757.053
	TOTAL	**40.810.094.158**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	23.455.720.183
4.02	Materiales y Suministros	940.354.984
4.03	Servicios no Personales	5.426.595.942
4.04	Activos Reales	2.200.231.758
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.713.039.403
4.07	Transferencias	6.074.151.888
	TOTAL	**40.810.094.158**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**40.210.094.158**
Ingresos Ordinarios	130.000.000
Ingresos no Tributarios	130.000.000
Venta de Bienes y Servicios	130.000.000
Transferencias para Financiar Gastos Corrientes	40.080.094.158
Aporte del Ejecutivo Nacional	40.080.094.158
Recursos Ordinarios	23.303.866.149
Gestión Fiscal	5.571.133.088
Otras Fuentes de Financiamiento	11.205.094.921
B. Gastos Corrientes	**35.896.822.997**
Gastos de Consumo	29.822.671.109
Gastos de Personal	23.455.720.183
Materiales y Suministros	940.354.984
Servicios no Personales	5.426.595.942
Otros Gastos Corrientes	6.074.151.888
Transferencias	6.074.151.888
C. Resultado Económico: Ahorro	**4.313.271.161**
II. Cuenta de Capital	
A. Recursos de Capital	**4.313.271.161**
Ahorro en la Cuenta Corriente	4.313.271.161
B. Gastos de Capital	**2.200.231.758**
Activos Reales	2.200.231.758
C. Resultado Financiero: Superávit	**2.113.039.403**
III. Cuenta Financiera	
	2.713.039.403
A. Recursos Financieros	
Activos Financieros	600.000.000
Disminución de Caja y Bancos	600.000.000
Superávit Financiero	2.113.039.403
B. Aplicaciones Financieras	**2.713.039.403**
Pasivos Financieros	2.713.039.403
Disminución de Otros Pasivos no Circulantes	2.713.039.403

A0186
Universidad Nacional Experimental
del Yaracuy

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental del Yaracuy (UNEY) fue creada el 29 de Enero de 1999 y tiene como misión restaurar el espíritu integral de educación superior, mediante la conjunción de la ciencia, la tecnología y las humanidades, para la formación de hombres cultos, capaces de establecer y desarrollar valores y aptos para desempeñarse cabalmente en su rol de ciudadanos y profesionales, con el propósito de impulsar propuestas transferidas de la sociedad y responder a las exigencias y necesidad de la misma.

La Institución esta orientada a la formación de Profesionales Universitarios a nivel intermedio superior y de post-grado adaptados a las necesidades del Estado Yaracuy y del país, mediante el desarrollo de programas de investigación que estimulen el talento, la inventiva y que contribuyan a la creación, asimilación y difusión del conocimiento; ejecución de programas de extensión, orientados a elevar el nivel cultural, científico y social del área de influencia de la Universidad y programas de enseñanza que le permiten ejecutar y seguir los planes y programas académicos para la formación de recursos humanos a nivel superior a fin de completar la formación integral de los educandos y la generación de equipos profesionales y técnicos requeridos por la Nación, contribuyendo así al desarrollo humanístico, científico, tecnológico, cultural, social y económico.

Para el ejercicio fiscal 2003, se continuará con la ejecución de los programas y planes previstos en el área de enseñanza mediante la formación de recursos humanos a nivel superior logrando el mejoramiento de la calidad de los mismos en las carreras de Ciencia y Cultura de la Alimentación y Ciencias del Deporte.

Los programas de Investigación fomentarán el desarrollo y la generación de nuevos conocimientos e innovaciones que permitan ampliar tanto la oferta académica como los productos y servicios especializados que se ponen a disposición de la sociedad.

Los programas de Extensión continuarán con el desarrollo de la cátedra de libre cultura del emprendedor a través del convenio con Fedecámaras y la cátedra UNESCO, a través de la cual la Universidad está incorporada a una red internacional de estudios, investigación y preservación del patrimonio cultural, el desarrollo del centro de cultura cinematográfica de la institución; seguirá en la orientación para mantener el vínculo de la casa de estudio con su entorno a través del seguimiento a las actividades dirigidas a la formación y de las comunidades del Estado Yaracuy.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.946.097.050**
Ingresos Ordinarios	156.703.466
Ingresos no Tributarios	26.436.228
Venta de Bienes y Servicios	26.436.228
Ingresos de la Propiedad	130.267.238
Intereses por Dinero en Depósito	130.267.238
Transferencias para Financiar Gastos Corrientes	3.789.393.584
Aporte del Ejecutivo Nacional	3.789.393.584
Recursos Ordinarios	2.203.276.283
Gestión Fiscal	526.725.708
Otras Fuentes de Financiamiento	1.059.391.593
Recursos Financieros	**900.000.000**
Activos Financieros	900.000.000
Disminución de Caja y Bancos	900.000.000
TOTAL	**4.846.097.050**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**4.032.313.776**
Gastos de Consumo	3.980.113.776
Gastos de Personal	2.943.926.386
Materiales y Suministros	414.542.490
Servicios no Personales	621.644.900
Otros Gastos Corrientes	52.200.000
Transferencias	52.200.000
Gastos de Capital	**549.363.892**
Adquisición de Maquinarias, Equipos e Inmuebles	512.548.535
Activos Intangibles	36.815.357
Aplicaciones Financieras	**264.419.382**
Pasivos Financieros	264.419.382
Disminución de Cuentas y Efectos a Pagar a Proveedores	38.490.270
Disminución de Cuentas y Efectos a Pagar a Contratistas	10.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	215.929.112
TOTAL	**4.846.097.050**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	1.793
Actividades de Investigación	Proyecto	15
Actividades de Extensión	Curso	71
Asistencia Socio-Económica	Becario	244

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	66	692.784.964
- Directivo	8	160.080.480
- Profesional y Técnico	25	219.731.328
- Personal Administrativo	6	30.651.444
- Personal Docente	23	263.559.556
- Obrero	4	18.762.156
Personal Contratado	86	505.094.457
- Empleado (*)	83	492.073.449
- Obrero	3	13.021.008
Personal Fijo a Tiempo Parcial	8	47.685.939
- Directivo	1	7.201.140
- Profesional y Técnico	2	9.575.454
- Personal Docente	5	30.909.345
TOTAL	**160**	**1.245.565.360**

(*) Incluye 74 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	11	16.378.488
II	190.081 - 208.400		
III	208.401 - 258.400	4	12.160.324
IV	258.401 - 308.400		
V	308.401 - 358.400	16	60.529.968
VI	358.401 - 408.400	8	38.067.804
VII	408.401 - 458.400		
VIII	458.401 - 508.400	15	90.424.368
IX	508.401 - 558.400	20	127.006.713
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	36	291.372.921
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	10	95.447.422
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	33	482.394.188
TOTAL		**153**	**1.213.782.196**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1	3.839.856
VI	358.401 - 408.400	6	27.943.308
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**7**	**31.783.164**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	2.281.926.848
02	Investigación	112.275.786
03	Extensión	336.001.721
04	Protección Socio-Económica	252.432.220
05	Servicios Académicos	188.258.466
06	Servicios Administrativos-Financieros	326.464.666
07	Servicios Generales	431.354.427
08	Planta Física y Equipamiento	31.440.000
09	Fomento	24.030.000
10	Dirección Institucional	597.493.534
99	Partidas no Asignables a Programas	264.419.382
	TOTAL	**4.846.097.050**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.943.926.386
4.02	Materiales y Suministros	414.542.490
4.03	Servicios no Personales	621.644.900
4.04	Activos Reales	549.363.892
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	264.419.382
4.07	Transferencias	52.200.000
	TOTAL	4.846.097.050

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.946.097.050**
Ingresos Ordinarios	156.703.466
Ingresos no Tributarios	26.436.228
Venta de Bienes y Servicios	26.436.228
Ingresos de la Propiedad	130.267.238
Intereses por Dinero en Depósito	130.267.238
Transferencias para Financiar Gastos Corrientes	3.789.393.584
Aporte del Ejecutivo Nacional	3.789.393.584
Recursos Ordinarios	2.203.276.283
Gestión Fiscal	526.725.708
Otras Fuentes de Financiamiento	1.059.391.593
B. Gastos Corrientes	**4.032.313.776**
Gastos de Consumo	3.980.113.776
Gastos de Personal	2.943.926.386
Materiales y Suministros	414.542.490
Servicios no Personales	621.644.900
Otros Gastos Corrientes	52.200.000
Transferencias	52.200.000
C. Resultado Económico: Desahorro	**86.216.726**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
II. Cuenta de Capital	
A. Recursos de Capital	**(86.216.726)**
Desahorro en la Cuenta Corriente	(86.216.726)
B. Gastos de Capital	**549.363.892**
Adquisición de Maquinarias, Equipos e Inmuebles	512.548.535
Activos Intangibles	36.815.357
C. Resultado Financiero: Déficit	**635.580.618**
III. Cuenta Financiera	
A. Recursos Financieros	**900.000.000**
Activos Financieros	900.000.000
Disminución de Caja y Bancos	900.000.000
B. Aplicaciones Financieras	**900.000.000**
Pasivos Financieros	264.419.382
Disminución de Cuentas y Efectos a Pagar a Proveedores	38.490.270
Disminución de Cuentas y Efectos a Pagar a Contratistas	10.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	215.929.112
Déficit Financiero	635.580.618

A0196

Universidad Nacional Experimental Politécnica
de la Fuerza Armada Nacional
(UNEFA)

| UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LA | LEY DE PRESUPUESTO 2003 |
| FUERZA ARMADA NACIONAL (U.N.E.F.A) | |

A0196-1

POLÍTICA PRESUPUESTARIA

Ser una Institución de Educación Superior, con una estructura dinámica proyectada al ensayo de nuevas orientaciones en los sistemas de enseñanza, de investigación, de extensión y de administración educativa, caracterizada por su excelencia académica, sustentada en la búsqueda de la verdad y en el afianzamiento de los valores transcendentales del hombre, en función de una sociedad democrática y del desarrollo soberano y autónomo del País.

Formar profesionales en todos los niveles y ciclos de la educación superior, realizar programas de investigación básica y aplicada, y prestar asesoramiento en las áreas de su competencia para apoyar el desarrollo de la Fuerza Armada y del País.

Lineamientos de la Dependencia

La Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales, tiene como norte seguir los lineamientos del Plan Operativo Anual Institucional, en cuanto a la formación del recurso humano necesario para satisfacer la demanda de la Fuerza Armada Nacional y del País, esto se logra mediante la formación profesional de sus integrantes, aportándoles conocimientos universitarios a través de planes y programas para la enseñanza de las carreras de Técnico Superior Universitario, mediante la formación de profesionales en distintas áreas de la Ingeniería, y el suministro de especialización y maestrías para las diferentes Gerencias que se imparten en los Postgrados establecidos.

Vinculación del Plan Operativo Anual Institucional (P.O.A.I) con el Plan Rector, Plan de Desarrollo y Plan Estratégico de la Fuerza Armada Nacional.

La vinculación se rige por lo establecido en el Objetivo General No. 7 del Dossier publicado por el Ministerio de la Defensa (2001) que señala: Se debe gerenciar eficientemente la administración de recursos humanos, materiales y financieros de las Fundaciones, Institutos Autónomos, Sociedades y Compañías Anónimas, Servicios Autónomos y Asociaciones Civiles adscritas al Sector defensa, a fin de garantizar el cumplimiento del propósito y razón social para la cual fueron creados y se constituyan en soporte de la eficiencia gestión de la Fuerza Armada Nacional y el Ministerio de Educación Superior.

Por medio de este objetivo general se pone de manifiesto que la Universidad está orientada a continuar el desarrollo de estudios avanzados en la Ciencias y la Tecnología, para lograr profesionales universitario de una altísima calidad, en función de las necesidades de la Fuerza Armada Nacional, especialmente en aquellas áreas donde existe interés compartido del Sector Defensa con otros Sectores de la Administración Pública y Privada. Es de esta forma en que la Institución contribuye y se inserta dentro de los objetivos de la Fuerza Armada Nacional.

Objetivos

- Contribuir al desarrollo del país, mediante la formación de excelentes profesionales universitarios en las áreas de Ingeniería y Tecnología.

- Desarrollar estudios avanzados y demás actividades educativas para profesionales universitarios, en función de las exigencias del país, especialmente aquellas áreas donde existe interés compartido del Sector Defensa y otros sectores de la Administración Pública y Privada a través de nuestros programas de Postgrado.

- Disponer de excelentes profesionales docentes y administrativos para la formación de nuestros alumnos, mediante la realización de programas especiales de capacitación y adiestramiento, atendiendo de forma inmediata las exigencias del país y de la Defensa y Seguridad de la nación.

- Fomentar y realizar programas de Investigación Científica y Tecnológica que sean de interés para la Institución Armada y otros sectores de la vida nacional.

Programa de Enseñanza

Este Programa tiene como objetivo la ejecución de los planes académicos vinculados con el objetivo básico de la Institución como es la culminación del proceso productivo, representado en el número de alumnos atendidos y el total de profesionales egresados en Pregrado y Postgrado. En este Programa se dictan las carreras de Técnicos Superior Universitarios, las diferentes Carreras de la Ingeniería, las Maestrías y Especializaciones que se ofrecen en la Institución.

Programa de Investigación

Tiene como objetivo la ejecución de los planes académicos vinculados con el objetivo básico de la Institución como es la culminación del proceso productivo, representado en el número de alumnos atendidos y el total de profesionales egresados en Pregrado y Postgrado. En este Programa se dictan las carreras de Técnicos Superior Universitarios, las diferentes Carreras de la Ingeniería, las Maestrías y Especializaciones que se ofrecen en la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**13.497.705.186**
Ingresos Ordinarios	850.000.000
Ingresos de la Propiedad	850.000.000
Intereses por Dinero en Depósito	850.000.000
Transferencias Para Financiar Gastos Corrientes	12.647.705.186
Aporte del Ministerio de Educación Superior	7.647.705.186
Recursos Ordinarios	4.446.623.735
Gestión Fiscal	1.063.031.021
Otras Fuentes de Financiamiento	2.138.050.430
Aporte del Ministerio de la Defensa	5.000.000.000
Recursos Ordinarios	5.000.000.000
Recursos de Capital	**130.000.000**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	130.000.000
Recursos Financieros	**817.103.507**
Pasivos Financieros	817.103.507
Incrementos de Cuentas a Pagar	817.103.507
TOTAL	**14.444.808.693**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**12.218.403.929**
Gastos de Consumo	11.688.620.817
Gastos de Personal	8.163.358.182
Materiales y Suministros	1.615.884.195
Servicios no Personales	1.779.378.440
Otros Gastos Corrientes de Instituciones Descentralizadas	130.000.000
Depreciación y Amortización	130.000.000
Otros Gastos Corrientes	529.783.112
Transferencias	529.783.112
Gastos de Capital	**1.409.301.257**
Otros Activos Reales	1.409.301.257
Aplicaciones Financieras	**817.103.507**
Activos Financieros	817.103.507
Incremento de Caja y Bancos	817.103.507
TOTAL	**14.444.808.693**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pre-Grado	Alumno	4.067
Matrícula de Post-Grado	Alumno	600
Egresados de Pre-Grado	Egresado	356
Egresados de Post-Grado	Egresado	163
Asistencia Socio Económica	Becario	39

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	389	3.137.957.577
- Profesional y Técnico	39	283.039.100
- Personal Administrativo	122	582.015.437
- Personal Docente	119	1.804.688.587
- Obrero	109	468.214.453
Personal Contratado	240	1.017.091.095
- Empleado (*)	240	1.017.091.095
TOTAL	**629**	**4.155.048.672**

(*) Incluye 240 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	3	5.937.624
II	190.081 - 208.400		
III	208.401 - 258.400	181	551.299.244
IV	258.401 - 308.400	1	3.581.736
V	308.401 - 358.400	109	456.625.099
VI	358.401 - 408.400	15	66.322.596
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	20	136.101.019
XI	608.401 - 658.400	53	408.728.926
XII	658.401 - 708.400	11	92.150.220
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	5	50.832.760
XVI	858.401 - 908.400		
XVII	908.401 - MAS	122	1.915.254.994
TOTAL		**520**	**3.686.834.218**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	33	117.442.299
V	308.401 - 358.400		
VI	358.401 - 408.400	57	254.925.578
VII	408.401 - 458.400	19	95.846.577
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**109**	**468.214.454**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	18	234.804.995
Jubilado	18	234.804.995
Obrero	19	74.329.644
Jubilado	19	74.329.644
TOTAL	**37**	**309.134.639**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	5.417.064.298
02	Investigación	559.798.455
06	Servicios Administrativos y Financieros	3.777.671.266
07	Servicios Generales	2.150.503.608
08	Planta Física y Equipamiento	672.896.510
10	Dirección Institucional	919.771.049
99	Partidas no Asignables a Programas	947.103.507
	TOTAL	**14.444.808.693**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	8.163.358.182
4.02	Materiales y Suministros	1.615.884.195
4.03	Servicios no Personales	1.779.378.440
4.04	Activos Reales	1.409.301.257
4.05	Activos Financieros	817.103.507
4.07	Transferencias	529.783.112
4.08	Otros Gastos de Instituciones Descentralizadas	130.000.000
	TOTAL	**14.444.808.693**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.497.705.186**
Ingresos Ordinarios	850.000.000
Ingresos de la Propiedad	850.000.000
Intereses por Dinero en Depósito	850.000.000
Transferencias Para Financiar Gastos Corrientes	12.647.705.186
Aporte del Ministerio de Educación Superior	7.647.705.186
Recursos Ordinarios	4.446.623.735
Gestión Fiscal	1.063.031.021
Otras Fuentes de Financiamiento	2.138.050.430
Aporte del Ministerio de la Defensa	5.000.000.000
Recursos Ordinarios	5.000.000.000
B. Gastos Corrientes	**12.218.403.929**
Gastos de Consumo	11.688.620.817
Gastos de Personal	8.163.358.182
Materiales y Suministros	1.615.884.195
Servicios no Personales	1.779.378.440
Otros Gastos Corrientes de Instituciones Descentralizadas	130.000.000
Depreciación y Amortización	130.000.000
Otros Gastos Corrientes	529.783.112
Transferencias	529.783.112
C. Resultado Económico: Ahorro	**1.279.301.257**
II. Cuenta de Capital	
A. Recursos de Capital	**1.409.301.257**
Ahorro en la Cuenta Corriente	1.279.301.257
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	130.000.000
B. Gastos de Capital	**1.409.301.257**
Otros Activos Reales	1.409.301.257
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**817.103.507**
Pasivos Financieros	817.103.507
Incrementos de Cuentas a Pagar	817.103.507
B. Aplicaciones Financieras	**817.103.507**
Activos Financieros	817.103.507
Incremento de Caja y Bancos	817.103.507

A0208
Universidad Nacional Experimental
Sur del Lago"Jesús María Semprún"
(UNESUR)

POLÍTICA PRESUPUESTARIA

La Universidad Nacional Experimental Sur del Lago "Jesús Maria Semprúm", (U. N .E. SUR), es una institución, orientada a la formación de Profesionales Universitarios a nivel intermedio superior adaptados a las necesidades del Estado Zulia y del país, mediante el desarrollo de programas de investigación que estimulen el talento, la inventiva y que contribuyan a la creación, asimilación y difusión del conocimiento, ejecución de programas de extensión, orientados a elevar el nivel cultural, científico y social del área de influencia de la Universidad.

La U. N. E. SUR tiene como misión restaurar el espíritu integral de educación superior, mediante la conjunción de la ciencia y la tecnología, para la formación de hombres cultos, capaces de establecer y desarrollar valores y aptos para desempeñarse cabalmente en su rol de ciudadanos y profesionales, con el propósito de impulsar propuestas transferidas de la sociedad y responder a las exigencias y necesidades de la misma.

Las actividades académicas de esta Institución. se iniciaron recientemente con la transformación en Universidad Pública mediante Decreto N° 819, publicado en Gaceta Oficial N° 36.945 de fecha 08/05/2000.

Las especialidades académicas ofertadas están dirigidas hacia el campo de la ingeniería de la producción agropecuaria y la administración de empresas agropecuarias .

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**7.729.967.279**
Ingresos Ordinarios	737.519.201
Ingresos no Tributarios	737.519.201
Venta de Bienes y Servicios	286.894.201
Otros Ingresos	450.625.000
Transferencias para Financiar Gastos Corrientes	6.992.448.078
Aporte del Ejecutivo Nacional	6.992.448.078
Recursos Ordinarios	4.065.636.010
Gestión Fiscal	971.950.283
Otras Fuentes de Financiamiento	1.954.861.785
Recursos Financieros	**1.333.011.133**
Activos Financieros	1.333.011.133
Disminución de Caja y Bancos	1.333.011.133
TOTAL	**9.062.978.412**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**6.885.070.730**
Gastos de Consumo	6.632.754.501
Gastos de Personal	5.165.026.833
Materiales y Suministros	565.374.086
Servicios no Personales	902.353.582
Otros Gastos Corrientes	252.316.229
Transferencias	210.136.229
Rectificaciones al Presupuesto	42.180.000
Gastos de Capital	**1.842.825.179**
Activos Reales	1.842.825.179
Adquisición de Maquinarias, Equipos e Inmuebles	811.074.459
Obras de Infraestructura	407.000.000
Activos Intangibles	131.397.090
Otros Activos Reales	493.353.630
Aplicaciones Financieras	
Pasivos Financieros	
Disminución de Cuentas y Efectos a Pagar a Proveedores	
Disminución de Cuentas a Pagar por Retenciones Laborales	43.210.459
Disminución de Otras Cuentas y Efectos a Pagar	50.610.019
TOTAL	**9.062.978.412**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	3.600
Egresados de Pregrado	Egresado	100
Actividades de Investigación	Proyecto	40
Actividades de Extensión	Taller, Charla, Curso	27
Asistencia Socio-Económica	Becario	320

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	219	1.888.700.964
- Directivo	1	46.409.964
- Profesional y Técnico	58	740.605.968
- Personal Administrativo	35	193.298.628
- Personal Docente	66	626.367.192
- Obrero	59	282.019.212
Personal Contratado	201	868.378.368
- Empleado (*)	201	868.378.368
TOTAL	**420**	**2.757.079.332**

(*) Incluye 201 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	51	106.767.348
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400	15	49.267.800
V	308.401 - 358.400	19	72.715.812
VI	358.401 - 408.400	130	619.026.060
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	25	206.374.452
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	121	1.420.908.648
TOTAL		**361**	**2.475.060.120**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	59	282.019.212
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**59**	**282.019.212**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	2.524.040.831
02	Investigación	827.563.165
03	Extensión	261.994.145
04	Beneficios Socio-Económicos	563.998.805
05	Servicios Académicos	255.055.321
06	Servicios Administrativos -Financieros	528.727.098
07	Servicios Generales	1.088.044.131
08	Planta Física y Equipamiento	531.523.166
09	Fomento	493.539.856
10	Dirección Institucional	1.611.229.391
99	Partidas no Asignables a Programas	377.262.503
TOTAL		**9.062.978.412**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	5.165.026.833
4.02	Materiales y Suministros	565.374.086
4.03	Servicios no Personales	902.353.582
4.04	Activos Reales	1.842.825.179
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	335.082.503
4.07	Transferencias	210.136.229
4.98	Rectificaciones al Presupuesto	42.180.000

TOTAL — **9.062.978.412**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.729.967.279**
Ingresos Ordinarios	737.519.201
Ingresos no Tributarios	737.519.201
Venta de Bienes y Servicios	286.894.201
Otros Ingresos	450.625.000
Transferencias para Financiar Gastos Corrientes	6.992.448.078
Aporte del Ejecutivo Nacional	6.992.448.078
Recursos Ordinarios	4.065.636.010
Gestión Fiscal	971.950.283
Otras Fuentes de Financiamiento	1.954.861.785
B. Gastos Corrientes	**6.885.070.730**
Gastos de Consumo	6.632.754.501
Gastos de Personal	5.165.026.833
Materiales y Suministros	565.374.086
Servicios no Personales	902.353.582
Otros Gastos Corrientes	252.316.229
Transferencias	210.136.229
Rectificaciones al Presupuesto	42.180.000
C. Resultado Económico: Ahorro	**844.896.549**
II. Cuenta de Capital	
A. Recursos de Capital	**844.896.549**
Ahorro en la Cuenta Corriente	844.896.549
B. Gastos de Capital	**1.842.825.179**
Activos Reales	1.842.825.179
Adquisición de Maquinarias, Equipos e Inmuebles	811.074.459
Obras de Infraestructura - Estudios y Proyectos	407.000.000
Activos Intangibles	131.397.090
Otros Activos Reales	493.353.630
C. Resultado Financiero: Déficit	**997.928.630**
III. Cuenta Financiera	
A. Recursos Financieros	**1.333.011.133**
Activos Financieros	1.333.011.133
Disminución de Caja y Bancos	1.333.011.133
B. Aplicaciones Financieras	**1.333.011.133**
Pasivos Financieros	335.082.503
Disminución de Cuentas y Efectos a Pagar a Proveedores	241.262.025
Disminución de Cuentas a Pagar por Retenciones Laborales	43.210.459
Disminución de Otras Cuentas y Efectos a Pagar	50.610.019
Déficit Financiero	997.928.630

Fundación para el Servicio de Asistencia
Médico Hospitalaria para Estudiantes de
Educación Superior (FAMES)

| FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA | LEY DE PRESUPUESTO 2003 |
| PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES) | |

A0307-1

POLÍTICA PRESUPUESTARIA

La Fundación para el Servicio de Asistencia Medica Hospitalaria para Estudiantes de Educación Superior (FAMES), es la institución del Estado Venezolano que tiene como misión fundamental la promoción y organización en todo el ámbito nacional del funcionamiento del servicio médico de Hospitalización, Cirugía y Maternidad en las modalidades de atención electiva, emergencia, casos especiales y reembolso para los estudiantes de educación superior inscritos en su primera carrera de pregrado de las Universidades Autónomas, Experimentales, Institutos Universitarios Tecnológicos y Colegios Universitarios.

Este plan social fue aprobado por los Rectores de las Universidades Nacionales en reunión del 29 de septiembre de 1989 y que se concretó con la creación de "FAMES", como se desprende del Decreto N° 531 del 6 de octubre de 1989, emanado de la Presidencia de la República.

En el Decreto se establece que "FAMES" está destinada a promover y organizar en todo el ámbito nacional, el financiamiento de este servicio, así como administrar y ejecutar dicho Plan, a través de un Baremo Social que se establece con Convenios firmados con Clínicas, Hospitales, Cruz Roja y médicos especialistas en el ámbito nacional, a fin de evitar su deserción del subsistema por causas médicas susceptibles de ser corregidas o resueltas a través de su oportuna atención.

Asimismo, FAMES desde el año 2000, lleva adelante el Programa de Prevención, a través de la capacitación de facilitadores (profesores y estudiantes de los semestres superiores) y miembros de la comunidad universitaria, a fin de disminuir el embarazo en las adolescentes y las enfermedades de transmisión sexual.

En tal sentido, los Programas de Atención Médica (HCM) y de Prevención, para los estudiantes universitarios, se inscribe en el cumplimiento de la directriz general del Ministerio de Educación Superior: Garantizar la equidad en el acceso y en el desempeño estudiantil a una educación superior de calidad y pertinencia social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**9.288.561.750**
Transferencias para Financiar Gastos Corrientes	9.288.561.750
Aporte del Ejecutivo Nacional	2.500.000.000
Recursos Ordinarios	1.674.750.000
Gestión Fiscal	347.500.000
Otras Fuentes de Financiamiento	477.750.000
Aporte Universidades Nacionales	6.000.000.000
Recursos Ordinarios	4.019.400.000
Gestión Fiscal	834.000.000
Otras Fuentes de Financiamiento	1.146.600.000
Aporte Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades	788.561.750
Recursos Ordinarios	528.257.517
Gestión Fiscal	109.610.083
Otras Fuentes de Financiamiento	150.694.150
TOTAL	**9.288.561.750**

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA   LEY DE PRESUPUESTO 2003
PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

A0307-2

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**7.222.061.750**
Gastos de Consumo	782.500.000
Gastos de Personal	582.000.000
Materiales y Suministros	34.000.000
Servicios no Personales	166.500.000
Otros Gastos Corrientes	6.439.561.750
Transferencias	6.439.561.750
Transferencias Corrientes Internas	6.439.561.750
Plan de Prevención Médico Asistencial	6.434.561.750
Plan de Prevención	5.000.000
Gastos de Capital	**66.500.000**
Activos Reales	66.500.000
Adquisición de Maquinarias, Equipos e Inmuebles	53.000.000
Activos Intangibles	8.000.000
Otros Activos Reales	5.500.000
Aplicaciones Financieras	**2.000.000.000**
Pasivos Financieros	2.000.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.000.000.000
TOTAL	**9.288.561.750**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Asistencia Médica Hospitalaria	Alumno Atendido	20.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	34	257.600.000
Directivo	4	66.000.000
Profesional y Técnico	13	66.140.000
Personal obrero	3	13.000.000
Personal Administrativo	13	100.800.000
Personal Médico	1	11.660.000
Personal Fijo a Tiempo Parcial	3	23.000.000
Profesional y Técnico	1	8.400.000
Personal Médico	2	14.600.000
TOTAL	**37**	**280.600.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400	7	34.400.000
VIII	458.401 - 508.400		
IX	508.401 - 558.400	6	39.100.000
X	558.401 - 608.400		
XI	608.401 - 658.400	9	69.800.000
XII	658.401 - 708.400	1	8.400.000
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	5	45.900.000
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	6	70.000.000
	TOTAL	**34**	**267.600.000**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	3	13.000.000
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	**3**	**13.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Dirección y Administración General	849.000.000
02	Plan Asistencial	8.434.561.750
03	Plan de Prevención	5.000.000
	TOTAL	9.288.561.750

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	582.000.000
4.02	Materiales y Suministros	34.000.000
4.03	Servicios no Personales	166.500.000
4.04	Activos Reales	66.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.000.000.000
4.07	Transferencias	6.439.561.750
	TOTAL	9.288.561.750

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	9.288.561.750
Transferencias para Financiar Gastos Corrientes	9.288.561.750
Aporte del Ejecutivo Nacional	2.500.000.000
Recursos Ordinarios	1.674.750.000
Gestión Fiscal	347.500.000
Otras Fuentes de Financiamiento	477.750.000
Aporte Universidades Nacionales	6.000.000.000
Recursos Ordinarios	4.019.400.000
Gestión Fiscal	834.000.000
Otras Fuentes de Financiamiento	1.146.600.000
Aporte Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades	788.561.750
Recursos Ordinarios	528.257.517
Gestión Fiscal	109.610.083
Otras Fuentes de Financiamiento	150.694.150
B. Gastos Corrientes	7.222.061.750
Gastos de Consumo	782.500.000
Gastos de Personal	582.000.000
Materiales y Suministros	34.000.000
Servicios no Personales	166.500.000
Otros Gastos Corrientes	6.439.561.750
Transferencias	6.439.561.750
Transferencias Corrientes Internas	6.439.561.750
Plan de Prevención Médico Asistencial	6.434.561.750
Plan de Prevención	5.000.000
C. Resultado Económico: Ahorro	2.066.500.000
II. Cuenta de Capital	
A. Recursos de Capital	2.066.500.000
Ahorro en la Cuenta Corriente	2.066.500.000
B. Gastos de Capital	66.500.000
Activos Reales	66.500.000
Adquisición de Maquinarias, Equipos e Inmuebles	53.000.000
Activos Intangibles	8.000.000
Otros Activos Reales	5.500.000
C. Resultado Financiero: Superávit	2.000.000.000
III. Cuenta Financiera	
A. Recursos Financieros	2.000.000.000
Superávit Financiero	2.000.000.000
B. Aplicaciones Financieras	
Pasivos Financieros	
Servicio de la Deuda Pública y Disminución de Otros Pasivos	

A0333
Fundación Gran Mariscal de
Ayacucho (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA

La Fundación Gran Mariscal de Ayacucho tiene su origen en el Programa de Becas "Gran Mariscal de Ayacucho", creado por el Decreto Presidencial No. 132 del 04 de junio de 1974, posteriormente dada la importancia que asumió el Programa, por decisión Presidencial -Decreto No. 1.000 del 1ero. de julio de 1975- se modificó su concepción original y se creó la Fundación "Gran Mariscal de Ayacucho", (Fundayacucho), con la misión de contribuir en la formación del talento humano de alto nivel en las áreas estratégicas y prioritarias para el desarrollo de Venezuela, anunciadas en los planes de la Nación.

Al finalizar la década de los ochenta, se profundiza la crisis económica y fiscal del país, y Fundayacucho, como institución del Estado venezolano, se vió obligada a redimensionar y ajustar sus criterios de acción e inicia su reorientación administrativa y programática, asumiendo un nuevo reto, al pasar de un organismo otorgador de becas a uno que tendría como estrategia el otorgamiento y la recuperación de créditos educativos.

La Fundación cuenta con la estructura organizativa en forma de pirámide constituida por varios niveles de dirección y ejecución, que se exponen a continuación:

- El Nivel Superior o de Dirección: Integrado por el Consejo Superior, la Junta Directiva y el Presidente de la Fundación.

- El Nivel Operativo y de Apoyo: Vicepresidencia de Logística y Vicepresidencia de Operaciones y las Gerencias adscritas.

- El Nivel de Asesoría: Integrado por la Consultoría Jurídica, la Contraloría Interna, la Gerencia de Planificación y Presupuesto y la Gerencia de Relaciones Institucionales.

A partir de la base legal y de la experiencia recorrida, la Fundación "Gran Mariscal de Ayacucho" se proyecta en el futuro con una Visión de su quehacer en la cual se propone ser:

- La principal institución a cargo de la orientación y fomento de la formación del talento humano de nivel superior, de acuerdo con los requerimientos inmediatos, mediatos y futuros de la Nación, por medio del apoyo financiero y el desarrollo de políticas para la preservación y ampliación de dichos recursos.

- Una opción viable para el financiamiento de la educación superior de los sectores sociales con recursos económicos restringidos.

- Una vía importante para encauzar el financiamiento de la educación superior del país.

- Como institución de intermediación financiera la Fundación ha dado especial énfasis al fortalecimiento y ampliación del crédito educativo. Este instrumento ha sustituido a la tradicional beca y logra establecer una relación de compromiso entre el Estado y el beneficiario, con la cual se persigue el mantenimiento en el tiempo de esta fuente de financiamiento, a través de la recuperación y la reasignación de créditos educativos.

- Como Fundación de servicio público, la atención personalizada de los beneficiarios institucionales antes, durante y después de sus estudios ocupa buena parte del esfuerzo institucional; teniendo presente la finalidad de brindar un servicio oportuno y de calidad a los receptores directos de los instrumentos de financiamiento, sean éstos individuales o institucionales.

- Como organismo que contribuye a la capacitación del talento humano de excelencia en las áreas técnicas y científicas necesarias para el desarrollo del país, Fundayacucho persigue activamente el fortalecimiento de los postgrados nacionales de acuerdo a las prioridades de desarrollo regional, posibilitando la formación de profesionales y científicos de cuarto y quinto niveles en el país, mediante su intervención en esfuerzos conjuntos con las instituciones venezolanas de educación superior y utilizando la modalidad del financiamiento compartido.

- Como institución que vincula y auna esfuerzos con otros entes públicos y privados, nacionales e internacionales, en la formación de recursos humanos venezolanos de excelencia, Fundayacucho se ha propuesto abrir canales de comunicación para facilitar el flujo de información sobre oportunidades y potencialidades empleadoras de la economía del país y sobre posibilidades de estudio y de financiamiento de dichos recursos humanos en Venezuela y en el exterior, con miras a lograr la vinculación del estudiante con el país durante sus estudios y su posterior reinserción como profesional en el mercado laboral venezolano.

- Como organización del Estado que interviene en la aplicación de políticas públicas, Fundayacucho se ha planteado contribuir al acercamiento y vinculación de los programas de formación profesional y técnica con las posibilidades de empleo productivo en el país, para contribuir al desarrollo económico y social sostenible a mediano y largo plazo.

Para llevar a la práctica estas orientaciones, Fundayacucho ha optado por las siguientes líneas de acción estratégicas:

- Focalización del apoyo financiero en la población de escasos recursos económicos

- Elevación de las capacidades del personal que se desempeña en la institución, mediante el desarrollo de un programa intensivo de adiestramiento y capacitación, necesarios para llevar adelante y sustentar los cambios institucionales propuestos.
- Fortalecimiento de los vínculos de cooperación con las instituciones de educación superior del país y del exterior, como forma de potenciar recursos, sumar voluntades, a través de acuerdos y convenios, dirigidos al logro de metas comunes en la formación de los recursos humanos del país.

- Establecimiento de vínculos con el sector empresarial, propiciando su participación con otros agentes en redes de cooperación, para diversificar las fuentes de recursos financieros y el óptimo aprovechamiento del resultado último de la labor de Fundayacucho, como es el recurso humano formado y preparado para incorporarse activamente al sector productivo.

- Amplia utilización de las tecnologías de información y comunicación que respalden efectivamente la gestión de Fundayacucho como una moderna institución de crédito educativo. Ello facilitará poner a la Fundación en comunicación con los sectores académico y productivo nacional e internacional y le permitirá manejar volúmenes y complejidades crecientes de información útil y necesaria para la toma de decisiones oportunas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**12.300.574.140**
Ingresos Ordinarios	828.633.216
Ingresos no Tributarios	568.302.817
Venta de Bienes y Servicios	288.302.817
Otros Ingresos	280.000.000
Ingresos de la Propiedad	260.330.399
Intereses por Dinero en Depósito	260.330.399
Transferencias Para Financiar Gastos Corrientes	11.471.940.924
Aporte del Ejecutivo Nacional	11.471.940.924
Recursos Ordinarios	7.685.053.225
Gestión Fiscal	1.594.599.788
Otras Fuentes de Financiamiento	2.192.287.911
Recursos de Capital	**27.019.682.117**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	128.123.041
Transferencias para Financiar Gastos de Capital	26.891.559.076
Aporte del Ejecutivo Nacional	26.891.559.076
Recursos Ordinarios	18.014.655.425
Gestión Fiscal	3.737.926.712
Otras Fuentes de Financiamiento	5.138.976.939
Recursos Financieros	**9.777.648.655**
Activos Financieros	9.777.648.655
Disminución de Caja y Bancos	2.277.648.655
Disminución de Otras Cuentas a Cobrar	7.500.000.000
TOTAL	**49.097.904.912**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**12.300.574.140**
Gastos de Consumo	10.409.607.112
Gastos de Personal	4.933.552.467
Materiales y Suministros	330.806.400
Servicios no Personales	4.532.275.879

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Otros Gastos Corrientes de Instituciones Descentralizadas	612.972.366
Depreciación y Amortización	128.123.041
Impuestos por Pago Directo	484.849.325
Otros Gastos Corrientes	1.890.967.028
Transferencias	1.890.967.028
Gastos de Capital	**85.200.008**
Adquisición de Maquinarias, Equipos e Inmuebles	36.200.004
Obras de Infraestructura	16.700.004
Activos Intangibles	32.300.000
Aplicaciones Financieras	**36.712.130.764**
Activos Financieros	35.872.386.900
Incremento de Documentos a Cobrar a Mediano y Largo Plazo	35.783.386.900
Incremento de Otros Activos no Circulantes	89.000.000
Pasivos Financieros	839.743.864
Disminución de Cuentas y Efectos a Pagar a Proveedores	776.410.000
Disminución de Otras Cuentas y Efectos a Pagar	33.333.864
Disminución de Otros Pasivos Circulantes	30.000.000
TOTAL	**49.097.904.912**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Pregrado en Venezuela	Prestatario	8.343
Postgrado en Venezuela	Prestatario	1.565
Postgrado en el Exterior	Prestatario	707

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	158	1.569.441.644
- Directivo	23	359.598.566
- Profesional y Técnico	80	833.584.588
- Personal Administrativo	43	307.733.198
- Obrero	12	68.525.292
Personal Contratado	14	98.422.149
- Empleado	10	78.866.073
- Obrero	4	19.556.076
TOTAL	**172**	**1.667.863.793**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	1	5.690.335
IX	508.401 - 558.400	14	88.985.300
X	558.401 - 608.400	18	126.443.143
XI	608.401 - 658.400	4	30.182.719
XII	658.401 - 708.400	13	106.321.443
XIII	708.401 - 758.400	16	142.073.543
XIV	758.401 - 808.400	12	113.666.287
XV	808.401 - 858.400	11	110.092.366
XVI	858.401 - 908.400	17	178.732.297
XVII	908.401 - MAS	49	677.594.992
TOTAL		**155**	**1.579.782.425**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	1	4.208.016
VI	358.401 - 408.400	9	42.081.444
VII	408.401 - 458.400	2	10.665.216
VIII	458.401 - 508.400		
IX	508.401 - 558.400	5	31.126.692
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		17	88.081.368

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	59	245.393.422
Jubilado	51	213.234.407
Pensionado	8	32.159.015
Obrero	11	38.050.854
Jubilado	9	28.308.873
Pensionado	2	9.741.981
TOTAL	**70**	**283.444.276**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Servicio de Apoyo	8.729.351.151
02	Orientación y Asistencia Técnica	40.368.553.761
	TOTAL	**49.097.904.912**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	4.933.552.467
4.02	Materiales y Suministros	330.806.400
4.03	Servicios no Personales	4.532.275.879
4.04	Activos Reales	85.200.008
4.05	Activos Financieros	35.872.386.900
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	839.743.864
4.07	Transferencias	1.890.967.028
4.08	Otros Gastos de Instituciones Descentralizadas	612.972.366
	TOTAL	**49.097.904.912**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.300.574.140**
Ingresos Ordinarios	828.633.216
Ingresos no Tributarios	568.302.817
Venta de Bienes y Servicios	288.302.817
Otros Ingresos	280.000.000
Ingresos de la Propiedad	260.330.399
Intereses por Dinero en Depósito	260.330.399
Transferencias Para Financiar Gastos Corrientes	11.471.940.924
Aporte del Ejecutivo Nacional	11.471.940.924
Recursos Ordinarios	7.685.053.225
Gestión Fiscal	1.594.599.788
Otras Fuentes de Financiamiento	2.192.287.911
B. Gastos Corrientes	**12.300.574.140**
Gastos de Consumo	10.409.607.112
Gastos de Personal	4.933.552.467
Materiales y Suministros	330.806.400
Servicios no Personales	4.532.275.879

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
Otros Gastos Corrientes de Instituciones Descentralizadas	612.972.366
Depreciación y Amortización	128.123.041
Impuestos por Pago Directo	484.849.325
Otros Gastos Corrientes	1.890.967.028
Transferencias	1.890.967.028
C. Resultado Económico: Equilibrio	
II. Cuenta de Capital	
A. Recursos de Capital	**27.019.682.117**
Incremento de la Depreciación y Amortización Acumulada, Previsiones	
y Otras Reservas	128.123.041
Transferencias para Financiar Gastos de Capital	26.891.559.076
Aporte del Ejecutivo Nacional	26.891.559.076
Recursos Ordinarios	18.014.655.425
Gestión Fiscal	3.737.926.712
Otras Fuentes de Financiamiento	5.138.976.939
B. Gastos de Capital	**85.200.008**
Adquisición de Maquinarias, Equipos e Inmuebles	36.200.004
Obras de Infraestructura - Estudios y Proyectos	16.700.004
Activos Intangibles	32.300.000
C. Resultado Financiero: Superávit	**26.934.482.109**
III. Cuenta Financiera	
A. Recursos Financieros	**36.712.130.764**
Activos Financieros	9.777.648.655
Disminución de Caja y Bancos	2.277.648.655
Disminución de Otras Cuentas a Cobrar	7.500.000.000
Superávit Financiero	26.934.482.109
B. Aplicaciones Financieras	**36.712.130.764**
Activos Financieros	35.872.386.900
Incremento de Documentos a Cobrar a Mediano y Largo Plazo	35.783.386.900
Incremento de Otros Activos no Circulantes	89.000.000
Pasivos Financieros	839.743.864
Disminución de Cuentas y Efectos a Pagar a Proveedores	776.410.000
Disminución de Otras Cuentas y Efectos a Pagar	33.333.864
Disminución de Otros Pasivos Circulantes	30.000.000

A0912
Universidad Nacional Experimental
Marítima del Caribe

POLÍTICA PRESUPUESTARIA

Las nuevas realidades que emergen de los procesos integracionistas de los países, estados y territorios de la Cuenca del Caribe, generan demanda de nuevos profesionales en áreas definidas como prioritarias, la cual a su vez exigen demanda de nuevas carreras.

La Universidad Nacional Experimental Marítima del Caribe (UMC), como Institución de Educación Superior líder en la formación de recursos humanos para las actividades marítimas, comerciales y conexas, y teniendo como Visión "ser una Universidad de avanzada, promotora del desarrollo social, la protección del ambiente y la integración del ser humano y el mar", a efectos de poner en ejecución en el menor tiempo posible la Estrategia de la integridad del ser humano y el mar, llevara a cabo las siguientes acciones:

- Orientar la oferta de carreras, así como el currículo de las mismas, con el propósito de lograr la formación de profesionales pertinentes para el desarrollo económico (sustentable), social y cultural del Estado Vargas, Venezuela y la Región del Caribe, especialmente en la trilogía estratégica representada por el turismo, el comercio internacional y el transporte de mercancías y pasajeros.

- Dar prioridad de carácter estratégico a la adquisición, elaboración y difusión de productos de información científica y tecnológica mediante la instrumentación del Programas de productos y servicios de información en estrecha vinculación con el Programa de Nuevas Tecnologías de la Información y la Comunicación, a fin de consolidar a mediano plazo la biblioteca virtual de esta casa de estudios, con una dotación de primera línea en apoyo de la docencia y la investigación.

- Promover programas de concientización, educación y capacitación en el ámbito primario, secundario, universitario y comunitario, sobre la protección al medio ambiente y los recursos naturales, en coordinación con los Comités Especiales de Ciencia, Tecnología, Salud, Educación y Cultura y de Turismo.

- Coordinar acciones para la obtención de asistencia técnica y financiera de las instituciones regionales e internacionales especializadas en la protección de los recursos forestales y las áreas naturales protegidas.

- Implantar un sistema de aseguramiento de la calidad, bajo la norma ISO 9001, para lo cual la experiencia de la certificación de la actual Dirección de Investigación y Postgrado en este aspecto, será fundamental. La implantación del Sistema de Gestión de la Calidad permitirá, que sea certificada en todas sus áreas y en especial, en lo referente a la docencia, a fin de garantizar la excelencia académica y procurar fuentes alternas de financiamiento.

La Universidad prestará especial importancia a las actividades de investigación y postgrado, a fin de garantizar la excelencia institucional y procurar fuentes alternas de financiamiento a través de actividades de consultoría, estudios técnicos e innovaciones tecnológicas, entre otras. Para el éxito de esta política la Universidad capitalizará el enorme potencial representado por las actividades de investigación universitaria.

En tal sentido la Universidad, promoverá la instrumentación de iniciativas que permitan la generación de ingresos propios, mediante la intensificación de los cursos de extensión destinados a lograr que la "Gente de Mar", obtenga la certificación necesaria de acuerdo con lo previsto por la Organización Marítima Internacional y demás organismos, sin menoscabo de su naturaleza pública y gratuita. Asimismo, se gestionará la obtención de subsidios y donaciones de parte de organismos nacionales e internacionales.

Dado que la institución es de reciente creación, ha sido preciso contemplar una importante partida para planta física y equipamiento, considerando la ampliación y acondicionamiento de aulas, así como la construcción, mantenimiento y dotación de nuevos laboratorios adecuados a las carreras a impartir. En este orden de ideas, se tiene como base de acción el "Plan Piloto de Ampliación de la Planta Física de la Universidad Marítima del Caribe", elaborado por el Ministerio de Infraestructura (MINFRA) a través de la Dirección General de Equipamiento Urbano Cabe destacar que las instalaciones actuales tienen más de cuarenta y cinco (45) años de construidas, las cuales requieren de una inversión significativa a fin de adecuarlas a la nueva realidad.

CAPITULO I
PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**7.542.035.199**
Ingresos Ordinarios	601.600.000
Ingresos no Tributarios	311.000.000
Venta de Bienes y Servicios	311.000.000
Ingresos de la Propiedad	290.600.000
Intereses por Dinero en Depósito	290.600.000
Transferencias Para Financiar Gastos Corrientes	6.940.435.199
Aporte del Ejecutivo Nacional	6.940.435.199
Recursos Ordinarios	4.035.394.036
Gestión Fiscal	964.720.493
Otras Fuentes de Financiamiento	1.940.320.670
Recursos de Capital	**31.537.500**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	31.537.500
Recursos Financieros	**730.269.102**
Activos Financieros	730.269.102
Disminución de Caja y Bancos	730.269.102
TOTAL	**8.303.841.801**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**5.862.572.699**
Gastos de Consumo	5.525.342.184
Gastos de Personal	3.974.087.184
Materiales y Suministros	460.075.500
Servicios no Personales	1.059.642.000
Otros Gastos Corrientes de Instituciones Descentralizadas	31.537.500
Depreciación y Amortización	31.537.500
Otros Gastos Corrientes	337.230.515
Transferencias	304.278.907
Rectificaciones al Presupuesto	32.951.608

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos de Capital	**1.711.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.041.000.000
Obras de Infraestructura	600.000.000
Otros Activos Reales	70.000.000
Aplicaciones Financieras	**730.269.102**
Activos Financieros	189.685.075
Incremento de Inversiones Temporales	189.685.075
Pasivos Financieros	540.584.027
Disminución de Cuentas y Efectos a Pagar a Proveedores	145.900.902
Disminución de Cuentas y Efectos a Pagar a Contratistas	276.078.050
Disminución de Cuentas a Pagar por Retenciones Laborales	91.872.012
Disminución de Otras Cuentas y Efectos a Pagar	26.733.063
TOTAL	**8.303.841.801**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula de Pregrado	Alumno	1.736
Matrícula de Postgrado	Alumno	350
Egresados de Pregrado	Egresado	39
Egresados de Post-Grado	Egresado	120
Actividades de Investigación	Proyecto	5
Asistencia Socio-Económica	Becario	125
Becas de Estudios al Exterior	Becario	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	181	1.929.026.270
- Directivo	25	524.679.684
- Profesional y Técnico	47	507.872.628
- Personal Administrativo	19	94.398.636
- Personal Docente	48	611.723.964
- Obrero	42	190.351.358
Personal Contratado	97	506.456.675
- Empleado (*)	97	506.456.675
TOTAL	278	2.435.482.945

(*) Incluye 97 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080	18	26.758.000
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	8	33.057.840
VI	358.401 - 408.400	26	120.326.712
VII	408.401 - 458.400	42	230.605.379
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	9	70.069.004
XII	658.401 - 708.400	31	249.048.516
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400	19	187.054.128
XVI	858.401 - 908.400		
XVII	908.401 - MAS	83	1.328.212.008
TOTAL		236	2.245.131.587

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	28	118.088.158
VI	358.401 - 408.400		
VII	408.401 - 458.400	12	61.144.298
VIII	458.401 - 508.400	2	11.118.902
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	42	190.351.358

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Enseñanza	1.662.978.267
02	Investigación	928.220.095
03	Extensión	707.434.660
04	Protección Socio- Económica	653.967.047
05	Servicios Académicos	371.764.337
06	Servicios Administrativos y Financieros	364.460.579
07	Servicios Generales	1.106.639.049
08	Planta Física y Equipamiento	1.086.787.468
09	Fomento	20.672.489
10	Dirección Institucional	606.159.600
99	Partidas no Asignables a Programas	794.758.210
	TOTAL	8.303.841.801

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	3.974.087.184
4.02	Materiales y Suministros	460.075.500
4.03	Servicios no Personales	1.059.642.000
4.04	Activos Reales	1.711.000.000
4.05	Activos Financieros	189.685.075
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	540.584.027
4.07	Transferencias	304.278.907
4.08	Otros Gastos de Instituciones Descentralizadas	31.537.500
4.98	Rectificaciones al Presupuesto	32.951.608
	TOTAL	**8.303.841.801**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
A. Ingresos Corrientes	**7.542.035.199**
Ingresos Ordinarios	601.600.000
Ingresos no Tributarios	311.000.000
Venta de Bienes y servicios	311.000.000
Ingresos de la Propiedad	290.600.000
Intereses por Dinero en Depósito	290.600.000
Transferencias Para Financiar Gastos Corrientes	6.940.435.199
Aporte del Ejecutivo Nacional	6.940.435.199
Recursos Ordinarios	4.035.394.036
Gestión Fiscal	964.720.493
Otras Fuentes de Financiamiento	1.940.320.670
B. Gastos Corrientes	**5.862.572.699**
Gastos de Consumo	5.525.342.184
Gastos de Personal	3.974.087.184
Materiales y Suministros	460.075.500
Servicios no Personales	1.059.642.000

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
Otros Gastos Corrientes de Instituciones Descentralizadas	31.537.500
Depreciación y Amortización	31.537.500
Otros Gastos Corrientes	337.230.515
Transferencias	304.278.907
Rectificaciones al Presupuesto	32.951.608
C. Resultado Económico: Ahorro	**1.679.462.500**
II. Cuenta de Capital	
A. Recursos de Capital	**1.711.000.000**
Ahorro en la Cuenta Corriente	1.679.462.500
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	31.537.500
B. Gastos de Capital	**1.711.000.000**
Adquisición de Maquinarias, Equipos e Inmuebles	1.041.000.000
Obras de Infraestructura - Estudios y Proyectos	600.000.000
Otros Activos Reales	70.000.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**730.269.102**
Activos Financieros	730.269.102
Disminución de Caja y Bancos	730.269.102
B. Aplicaciones Financieras	**730.269.102**
Activos Financieros	189.685.075
Incremento de Inversiones Temporales	189.685.075
Pasivos Financieros	540.584.027
Disminución de Cuentas y Efectos a Pagar a Proveedores	145.900.902
Disminución de Cuentas y Efectos a Pagar a Contratistas	276.078.050
Disminución de Cuentas a Pagar por Retenciones Laborales	91.872.012
Disminución de Otras Cuentas y Efectos a Pagar	26.733.063

A0923

Instituto Universitario de Tecnología
del Estado Apure

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología del Estado Apure, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Estado Apure, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución -Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.167.342.726**
Ingresos Ordinarios	55.770.000
Ingresos no Tributarios	770.000
Venta de Bienes y Servicios	770.000
Ingresos de la Propiedad	55.000.000
Intereses por Dinero en Depósito	55.000.000
Transferencias para Financiar Gastos Corrientes	1.111.572.726
Aporte del Ejecutivo Nacional	1.111.572.726
Recursos Ordinarios	744.642.569
Gestión Fiscal	154.508.609
Otras Fuentes de Financiamiento	212.421.548
Recursos Financieros	**315.185.981**
Activos Financieros	315.185.981
Disminución de Caja y Bancos	315.185.981
TOTAL	**1.482.528.707**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.263.429.073**
Gastos de Consumo	1.192.428.073
Gastos de Personal	759.282.439
Materiales y Suministros	209.525.634
Servicios no Personales	223.620.000
Otros Gastos Corrientes	71.001.000
Transferencias	71.001.000
Gastos de Capital	**215.596.634**
Activos Reales	
Adquisición de Maquinarias, Equipos e Inmuebles	59.759.000
Obras de Infraestructura	11.002.000
Activos Intangibles	2.001.000
Otros Activos Reales	142.834.634
Aplicaciones Financieras	**3.503.000**
Pasivos Financieros	3.503.000
Disminución de Cuentas a Pagar por Retenciones Laborales	3.503.000
TOTAL	**1.482.528.707**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	270

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	20	141.657.180
Directivo	1	25.674.252
Profesional y Técnico	15	102.560.940
Personal Administrativo	4	13.421.988
Personal Contratado	26	264.510.768
Empleado (*)	26	264.510.768
TOTAL	**46**	**406.167.948**

(*) Incluye 26 cargos de personal docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo		N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	11	49.862.450
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	9	61.260.151
XI	608.401 - 658.400		
XII	658.401 - 708.400	8	66.120.478
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	18	228.924.869
TOTAL		**46**	**406.167.948**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	1.333.681.618
02	Investigación y Postgrado	68.973.545
03	Extensión y Producción	79.873.544
	TOTAL	**1.482.528.707**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	759.282.439
4.02	Materiales y Suministros	209.525.634
4.03	Servicios no Personales	223.620.000
4.04	Activos Reales	215.596.634
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.503.000
4.07	Transferencias	71.001.000
	TOTAL	**1.482.528.707**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	1.167.342.726
Ingresos Ordinarios	55.770.000
Ingresos no Tributarios	770.000
Venta de Bienes y Servicios	770.000
Ingresos de la Propiedad	55.000.000
Intereses por Dinero en Depósito	55.000.000
Transferencias para Financiar Gastos Corrientes	1.111.572.726
Aporte del Ejecutivo Nacional	1.111.572.726
Recursos Ordinarios	744.642.569
Gestión Fiscal	154.508.609
Otras Fuentes de Financiamiento	212.421.548
B. Gastos Corrientes	1.263.429.073
Gastos de Consumo	1.192.428.073
Gastos de Personal	759.282.439
Materiales y Suministros	209.525.634
Servicios no Personales	223.620.000
Otros Gastos Corrientes	71.001.000
Transferencias	71.001.000
C. Resultado Económico: Desahorro	(96.086.347)
II. Cuenta de Capital	
A. Recursos de Capital	(96.086.347)
Desahorro en la Cuenta Corriente	(96.086.347)
B. Gastos de Capital	215.596.634
Activos Reales	215.596.634
Adquisición de Maquinarias, Equipos e Inmuebles	59.759.000
Obras de Infraestructura - Estudios y Proyectos	11.002.000
Activos Intangibles	2.001.000
Otros Activos Reales	142.834.634
C. Resultado Financiero: Déficit	(311.682.981)
III. Cuenta Financiera	
A. Recursos Financieros	315.185.981
Activos Financieros	315.185.981
Disminución de Caja y Bancos	315.185.981
B. Aplicaciones Financieras	315.185.981
Pasivos Financieros	3.503.000
Disminución de Otras Cuentas y Efectos a Pagar	3.503.000
Déficit Financiero	311.682.981

A0924
Instituto Universitario de Tecnología
del Estado Barinas

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología del Estado Barinas, tiene como objetivo proporcionar instrucciones básicas y multidisciplinarias para la formación y capacitación de los recursos humanos en las áreas designadas en el ámbito de Técnico Superior Universitario.

EL Instituto Universitario de Tecnología del Estado Barinas, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Barinas, se fundamenta en la misión y visión de futuro, permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado -investigación.

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución -sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.232.111.982**
Ingresos Ordinarios	50.900.000
Ingresos no Tributarios	900.000
Venta de Bienes y Servicios	900.000
Ingresos de la Propiedad	50.000.000
Intereses por Dinero en Depósito	50.000.000
Transferencias para Financiar Gastos Corrientes	1.181.211.982
Aporte del Ejecutivo Nacional	1.181.211.982
Recursos Ordinarios	791.293.907
Gestión Fiscal	164.188.465
Otras Fuentes de Financiamiento	225.729.610
Recursos Financieros	**939.402.786**
Activos Financieros	939.402.786
Disminución de Caja y Bancos	939.402.786
TOTAL	**2.171.514.768**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.540.357.504**
Gastos de Consumo	1.492.357.504
Gastos de Personal	1.033.252.428
Materiales y Suministros	106.403.654
Servicios no Personales	352.701.422
Otros Gastos Corrientes	48.000.000
Transferencias	48.000.000
Gastos de Capital	**631.157.264**
Adquisición de Maquinarias, Equipos e Inmuebles	289.400.000
Obras de Infraestructura	32.000.000
Activos Intangibles	35.000.000
Otros Activos Reales	274.757.264
TOTAL	**2.171.514.768**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	660

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	44	305.469.216
- Profesional y Técnico	16	119.891.856
- Personal Administrativo	14	44.224.236
- Personal Docente	5	98.861.832
- Obrero	9	42.491.292
Personal Contratado	33	207.060.852
- Empleado (*)	33	207.060.852
TOTAL	77	512.530.068

(*) Incluye 27 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	6	17.727.768
IV	258.401 - 308.400	10	33.009.785
V	308.401 - 358.400	11	41.738.400
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	5	29.556.336
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400	3	25.056.924
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	1	9.396.876
XV	808.401 - 858.400		
XVI	858.401 - 908.400	8	86.164.092
XVII	908.401 - MAS	24	227.388.595
	TOTAL	68	470.038.776

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400		
VI	358.401 - 408.400	5	19.633.266
VII	408.401 - 458.400	2	8.881.215
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400	2	13.976.811
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**9**	**42.491.292**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	1.853.617.504
02	Investigación y Post- Grado	145.888.632
03	Extensión y Producción	172.008.632
	TOTAL	**2.171.514.768**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.033.252.428
4.02	Materiales y Suministros	106.403.654
4.03	Servicios no Personales	352.701.422
4.04	Activos Reales	631.157.264
4.07	Transferencias	48.000.000
	TOTAL	**2.171.514.768**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.232.111.982**
Ingresos Ordinarios	50.900.000
Ingresos no Tributarios	900.000
Venta de Bienes y Servicios	900.000
Ingresos de la Propiedad	50.000.000
Intereses por Dinero en Depósito	50.000.000
Transferencias para Financiar Gastos Corrientes	1.181.211.982
Aporte del Ejecutivo Nacional	1.181.211.982
Recursos Ordinarios	791.293.907
Gestión Fiscal	164.188.465
Otras Fuentes de Financiamiento	225.729.610
B. Gastos Corrientes	**1.540.357.504**
Gastos de Consumo	1.492.357.504
Gastos de Personal	1.033.252.428
Materiales y Suministros	106.403.654
Servicios no Personales	352.701.422
Otros Gastos Corrientes	48.000.000
Transferencias	48.000.000
C. Resultado Económico: Desahorro	**308.245.522**
II. Cuenta de Capital	
A. Recursos de Capital	**(308.245.522)**
Desahorro en la Cuenta Corriente	(308.245.522)
B. Gastos de Capital	**631.157.264**
Adquisición de Maquinarias, Equipos e Inmuebles	289.400.000
Obras de Infraestructura - Estudios y Proyectos	32.000.000
Activos Intangibles	35.000.000
Otros Activos Reales	274.757.264
C. Resultado Financiero: Déficit	**939.402.786**
III. Cuenta Financiera	
A. Recursos Financieros	**939.402.786**
Activos Financieros	939.402.786
Disminución de Caja y Bancos	939.402.786
B. Aplicaciones Financieras	**939.402.786**
Déficit Financiero	939.402.786

A0925

Instituto Universitario de Tecnología
del Estado Bolívar

POLÍTICA PRESUPUESTARIA

El Instituto Universitario de Tecnología del Estado Bolívar es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Estado Bolívar, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.

- Generación, gestión y transferencia de conocimientos y tecnología competitiva.

- Identificación de área de investigación competitiva.

- Sistema integrador post-grado-investigación

- Dotación de la infraestructura tecnológica para la investigación.

- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad institución -sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución -sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**1.878.418.316**
Ingresos Ordinarios	21.420.000
Ingresos no Tributarios	15.420.000
Venta de Bienes y Servicios	15.420.000
Ingresos de la Propiedad	6.000.000
Intereses por Dinero en Depósito	6.000.000
Transferencias para Financiar Gastos Corrientes	1.856.998.316
Aporte del Ejecutivo Nacional	1.856.998.316
Recursos Ordinarios	1.244.003.172
Gestión Fiscal	258.122.766
Otras Fuentes de Financiamiento	354.872.378
Recursos Financieros	**120.000.000**
Activos Financieros	120.000.000
Disminución de Caja y Bancos	120.000.000
TOTAL	**1.998.418.316**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**1.780.518.316**
Gastos de Consumo	1.750.518.316
Gastos de Personal	1.509.430.045
Materiales y Suministros	75.532.001
Servicios no Personales	165.556.270
Otros Gastos Corrientes	30.000.000
Transferencias	30.000.000
Gastos de Capital	**104.350.062**
Adquisición de Maquinarias, Equipos e Inmuebles	71.800.000
Obras de Infraestructura	22.000.000
Activos Intangibles	3.100.000
Otros Activos Reales	7.450.062
Aplicaciones Financieras	**113.549.938**
Pasivos Financieros	113.549.938
Disminución de Cuentas y Efectos a Pagar a Proveedores	113.549.938
TOTAL	**1.998.418.316**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Matrícula Atendida	Alumno	1.060

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	48	334.978.686
- Directivo	1	21.300.756
- Profesional y Técnico	29	222.673.127
- Personal Administrativo	3	9.805.860
- Personal Docente	1	17.799.888
- Obrero	14	63.399.055
Personal Contratado	56	454.819.991
- Empleado (*)	53	442.846.007
- Obrero	3	11.973.984
TOTAL	104	789.798.677

(*) Incluye 45 cargos de Personal Docente

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400	3	9.141.876
IV	258.401 - 308.400	3	9.805.860
V	308.401 - 358.400		
VI	358.401 - 408.400		
VII	408.401 - 458.400		
VIII	458.401 - 508.400	3	18.197.850
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400	29	222.673.127
XII	658.401 - 708.400	45	363.133.625
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS	4	91.473.300
	TOTAL	87	714.425.638

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SALARIOS

Grupo	Denominación	Nº de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400		
III	208.401 - 258.400		
IV	258.401 - 308.400		
V	308.401 - 358.400	3	11.973.984
VI	358.401 - 408.400	14	63.399.055
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400		
X	558.401 - 608.400		
XI	608.401 - 658.400		
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
	TOTAL	17	**75.373.039**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Formación de Técnicos Superiores Universitarios	1.969.757.316
02	Investigación y Post-Grado	20.361.000
03	Extensión y Producción	8.300.000
	TOTAL	**1.998.418.316**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	1.509.430.045
4.02	Materiales y Suministros	75.532.001
4.03	Servicios no Personales	165.556.270
4.04	Activos Reales	104.350.062
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	113.549.938
4.07	Transferencias	30.000.000
	TOTAL	**1.998.418.316**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2003
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.878.418.316**
Ingresos Ordinarios	21.420.000
Ingresos no Tributarios	15.420.000
Venta de Bienes y Servicios	15.420.000
Ingresos de la Propiedad	6.000.000
Intereses por Dinero en Depósito	6.000.000
Transferencias para Financiar Gastos Corrientes	1.856.998.316
Aporte del Ejecutivo Nacional	1.856.998.316
Recursos Ordinarios	1.244.003.172
Gestión Fiscal	258.122.766
Otras Fuentes de Financiamiento	354.872.378
B. Gastos Corrientes	**1.780.518.316**
Gastos de Consumo	1.750.518.316
Gastos de Personal	1.509.430.045
Materiales y Suministros	75.532.001
Servicios no Personales	165.556.270
Otros Gastos Corrientes	30.000.000
Transferencias	30.000.000
C. Resultado Económico: Ahorro	**97.900.000**
II. Cuenta de Capital	
A. Recursos de Capital	**97.900.000**
Ahorro en la Cuenta Corriente	97.900.000
B. Gastos de Capital	**104.350.062**
Adquisición de Maquinarias , Equipos e Inmuebles	71.800.000
Obras de Infraestructura - Estudios y Proyectos	22.000.000
Activos Intangibles	3.100.000
Otros Activos Reales	7.450.062
C. Resultado Financiero: Déficit	**6.450.062**
III. Cuenta Financiera	
A. Recursos Financieros	1▓▓▓
Activos Financieros	12▓▓▓
Disminución de Caja y Bancos	
B. Aplicaciones Financieras	**120.000.000**
Pasivos Financieros	113.549.938
Disminución de Cuentas y Efectos a Pagar a Proveedores	113.549.938
Déficit Financiero	6.450.062

Ministerio de
Comunicación e Información

POLÍTICA PRESUPUESTARIA

El objetivo fundamental del Servicio, es dirigir y coordinar la promoción de las publicaciones oficiales, incluyendo su edición, impresión, registro, venta y distribución. En este sentido, el Servicio Autónomo tiene como misión editar y difundir la información de interés nacional e internacional relativa a la leyes, normativas, instrucciones y notificaciones, emanadas por los poderes públicos e instituciones del Estado, a través de los medios impresos o por otras técnicas avanzadas de reproducción gráfica.

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial, se constituye como el órgano del Estado, líder en la comunicación Legislativa-Normativa del País, en el área de impresión y las artes gráficas, con presencia relevante en los mercados, nacionales e internacionales, con altos niveles de desempeño, calidad y productividad.

Para el 2003, las tarifas asignadas a la prestación del Servicio de Impresión y Edición de Publicaciones, así como la de venta de Gaceta Oficial, obedecerán al objetivo principal de lograr el autofinanciamiento, revisable en el transcurso del Ejercicio Fiscal, en función de los índices inflacionarios, que afectan de manera determinante en el valor de los insumos.

Por otra parte, la distribución del gasto fue orientada a cubrir las erogaciones destinadas a cumplir con los acuerdos contractuales de empleados, trabajadores gráficos y obreros, así como cubrir los costos de producción, a fin de permitir al Servicio, continuar con las actividades de edición e impresión de publicaciones y demás material tipográfico de los organismos de la Administración Pública y empresas del Estado.

Para el ejercicio que se presupuesta, se pretende incrementar la captación de trabajos de diagramación, impresión, edición de libros, trabajos tipográficos, revistas, trípticos, dípticos, afiches y folletos, tanto del sector público como privado, a fin de consolidar el Servicio en función de su Decreto de creación; asimismo continuar con la función de Edición y distribución de la Gaceta Oficial.

Finalmente, durante el año 2003, se dará inicio al Proyecto de Expansión y Mantenimiento de la Rotativa Imprenta Nacional y Gaceta Oficial, a cuyos efectos se asignarán recursos extraordinarios por Bs. 8.541,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Ingresos Corrientes	**3.116.555.123**
Ingresos de Operación	1.468.178.123
- Ingresos por Venta de Bienes y Servicios	1.468.178.123
Transferencias para Financiar Gastos Corrientes	1.648.377.000
- Recursos Ordinarios	1.648.377.000
Recursos de Capital	**8.552.292.300**
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	11.292.300
Transferencias para Financiar Gastos de Capital	8.541.000.000
- Programas y Proyectos	8.541.000.000
Recursos Financieros	**90.000.000**
Activos Financieros	90.000.000
Disminución de Otras Cuentas a Cobrar	90.000.000
TOTAL	**11.758.847.423**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2003
Gastos Corrientes	**3.002.377.023**
Gastos de Consumo	2.819.507.100
Gastos de Personal	2.093.892.500
Materiales y Suministros	384.368.000
Servicios no Personales	329.954.300
Otros Gastos Corrientes de Instituciones Descentralizadas	11.292.300
Depreciación y Amortización	11.292.300
Otros Gastos Corrientes	182.869.923
Transferencias	182.869.923
Gastos de Capital	**8.666.470.400**
Adquisición de Maquinarias, Equipos e Inmuebles	8.564.951.200
Obras de Infraestructura	55.000.000
Activos Intangibles	1.014.000
Otros Activos Reales	45.505.200
Aplicaciones Financieras	**90.000.000**
Pasivos Financieros	90.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	90.000.000
TOTAL	**11.758.847.423**

METAS

Denominación	Unidad de Medida	Cantidad 2003
Tiraje de Gacetas Ordinarias	Tiraje	941.000
Tiraje de Gacetas Extraordinarias	Tiraje	168.000
Boletines y Banderas	Tiraje	300.000
Escudos, Folletos y Afiches	Tiraje	72.000
Talonarios, Carpetas, Catálogos y Otros	Tiraje	700.000
Libros	Tiraje	150
Revistas y Periódicos	Tiraje	100
Desarrollar Programas de Capacitación	Curso	1
Recuperar, Remodelar los Espacios Físicos de las áreas administrativas.	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2003	Presupuesto 2003
Personal Fijo a Tiempo Completo	166	582.430.864
- Directivo	4	32.817.312
- Profesional y Técnico	12	61.104.349
- Administrativo	16	40.229.208
- Obrero	134	448.279.995
Personal Contratado	26	131.662.209
- Empleado	24	125.974.526
- Obrero	2	5.687.683
TOTAL	**192**	**714.093.073**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

POR GRUPOS DE SUELDOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	13	29.747.376
III	208.401 - 258.400	8	23.823.912
IV	258.401 - 308.400		
V	308.401 - 358.400	4	14.890.000
VI	358.401 - 408.400	15	68.755.077
VII	408.401 - 458.400		
VIII	458.401 - 508.400		
IX	508.401 - 558.400	6	37.300.300
X	558.401 - 608.400		
XI	608.401 - 658.400	5	36.938.736
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400	4	38.391.418
XV	808.401 - 858.400	1	10.278.576
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**56**	**260.125.395**

POR GRUPOS DE SALARIOS

Grupo	Denominación	N° de Cargos 2003	Presupuesto 2003
I	HASTA - 190.080		
II	190.081 - 208.400	8	18.564.483
III	208.401 - 258.400	84	243.379.696
IV	258.401 - 308.400		
V	308.401 - 358.400	29	112.635.928
VI	358.401 - 408.400	9	41.050.787
VII	408.401 - 458.400	2	10.823.649
VIII	458.401 - 508.400		
IX	508.401 - 558.400	2	12.878.048
X	558.401 - 608.400		
XI	608.401 - 658.400	2	14.635.087
XII	658.401 - 708.400		
XIII	708.401 - 758.400		
XIV	758.401 - 808.400		
XV	808.401 - 858.400		
XVI	858.401 - 908.400		
XVII	908.401 - MAS		
TOTAL		**136**	**453.967.678**

CLASIFICACION DEL PERSONAL JUBILADOY PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2003	Presupuesto 2003
Empleado	5	17.255.932
Jubilado	2	6.723.649
Pensionado	3	10.532.283
Obrero	37	118.977.090
Jubilado	34	109.974.210
Pensionado	3	9.002.880
TOTAL	**42**	**136.233.022**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2003
01	Publicaciones y Gaceta Oficial	1.702.082.500
02	Servicios Centrales	9.966.764.923
99	Partidas no Asignables a Programas	90.000.000
	TOTAL	**11.758.847.423**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2003
4.01	Gastos de Personal	2.093.892.500
4.02	Materiales y Suministros	384.368.000
4.03	Servicios no Personales	329.954.300
4.04	Activos Reales	8.666.470.400
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	90.000.000
4.07	Transferencias	182.869.923
4.08	Otros Gastos de Instituciones Descentralizadas	11.292.300
	TOTAL	**11.758.847.423**

Dada firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas, a los seis días del mes de diciembre de dos mil dos, Año 192° de la Independencia y 143° de la Federación.

EL PRESIDENTE

WILLIAN LARA

PRIMER VICEPRESIDENTE

RAFAEL SIMÓN JIMÉNEZ

SEGUNDO VICEPRESIDENTE

NOELÍ POCATERRA

SECRETARIO

EUSTOQUIO CONTRERAS

SUBSECRETARIA

ZULMA TORRES DE MELO

Palacio de Miraflores, en Caracas a los diecinueve días del mes de diciembre de dos mil dos, año 192° de la Independencia y 143° de la Federación

Cúmplase
(L.S.)

HUGO CHAVEZ FRIAS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JOSÉ VICENTE RANGEL

Refrendado
El Ministro del Interior y Justicia
(L.S.)

DIOSDADO CABELLO RONDÓN

Refrendado
El Ministro de Relaciones Exteriores
(L.S.)

ROY CHADERTON MATOS

Dada firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas, a los seis días del mes de diciembre de dos mil dos, Año 192° de la Independencia y 143° de la Federación.

EL PRESIDENTE

WILLIAN LARA

PRIMER VICEPRESIDENTE

RAFAEL SIMÓN JIMÉNEZ

SEGUNDO VICEPRESIDENTE

NOELÍ POCATERRA

SECRETARIO

EUSTOQUIO CONTRERAS

SUBSECRETARIA

ZULMA TORRES DE MELO

Palacio de Miraflores, en Caracas a los diecinueve días del mes de diciembre de dos mil dos, año 192° de la Independencia y 143° de la Federación

Cúmplase
(L.S.)

HUGO CHAVEZ FRIAS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JOSÉ VICENTE RANGEL

Refrendado
El Ministro del Interior y Justicia
(L.S.)

DIOSDADO CABELLO RONDÓN

Refrendado
El Ministro de Relaciones Exteriores
(L.S.)

ROY CHADERTON MATOS

Refrendado
El Ministro de Finanzas
(L.S.)

TOBÍAS NÓBREGA SUÁREZ

Refrendado
El Ministro de la Defensa
(L.S.)

JOSÉ LUIS PRIETO

Refrendado
El Ministro de la Producción y el Comercio
(L.S.)

RAMÓN ROSALES LINARES

Refrendado
El Ministro de Agricultura y Tierras
(L.S.)

EFRÉN DE JESÚS ANDRADES LINARES

Refrendado
El Ministro de Educación Superior
(L.S.)

HÉCTOR NAVARRO DÍAZ

Refrendado
El Ministro de Educación, Cultura y Deportes
(L.S.)

ARISTÓBULO ISTÚRIZ ALMEIDA

Refrendado
La Ministra de Salud y Desarrollo Social
(L.S.)

MARÍA URBANEJA DURANT

Refrendado
La Ministra del Trabajo
(L.S.)

MARÍA CRISTINA IGLESIAS

Refrendado
El Ministro de Infraestructura
(L.S.)

ISMAEL ELIÉCER HURTADO SOUCRE

Refrendado
El Ministro de Energía y Minas
(L.S.)

RAFAEL DARIO RAMÍREZ CARREÑO

Refrendado
La Ministra del Ambiente y de los Recursos Naturales
(L.S.)

ANA ELISA OSORIO GRANADO

Refrendado
El Ministro de Planificación y Desarrollo
(L.S.)

FELIPE PEREZ MARTI

Refrendado
La Encargada del Ministerio de Ciencia y Tecnología
(L.S.)

MARLENE YADIRA CORDOVA

Refrendado
La Ministra de Comunicación e Información
(L.S.)

NORA MARGARITA URIBE TRUJILLO

Refrendado
El Ministro de Estado
(L.S.)

JOSÉ FRANCISCO NATERA MARTÍNEZ

Refrendado
El Ministro de Estado
(L.S.)

NELSÓN JOSÉ MERENTES DÍAZ

GACETA OFICIAL

DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

DEPOSITO LEGAL   P P 76-0002

AÑO CXXX – MES III   N° 5.618 Extraordinario

Caracas, 19 de Diciembre de 2002

San Lázaro a Puente Victoria N° 89

CARACAS - VENEZUELA

LEY DEL 22 DE JULIO DE 1941 ·

Art. 11.- LA GACETA OFICIAL, creada por Decreto Ejecutivo del 11 de octubre de 1872, continuará editándose en la Imprenta Nacional con la denominación GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA.

Art. 12.- La GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, se publicará todos los días hábiles, sin perjuicio de que se editen números extraordinarios siempre que fuere necesario; y deberán insertarse en ella sin retardo los actos oficiales que hayan de publicarse.

Parágrafo Unico.- Las ediciones extraordinarias de la GACETA OFICIAL tendrán una numeración especial.

Art. 13.- En la GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, se publicarán los actos de los Poderes Públicos que deberán insertarse y aquéllos cuya inclusión sea considerada conveniente por el Ejecutivo Nacional.

Art. 14.- Las Leyes, Decretos y demás actos oficiales tendrán carácter de públicos por el hecho de aparecer en la GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, cuyos ejemplares tendrán fuerza de documentos públicos.